Form 20-F
period 2002-12-31
ELAN CORP PLC
filed 2003-09-04
CIK 737572

================================================================================

                                  United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

     (MARK ONE)

     [ ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
     [X]        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended: December 31, 2002
                                       OR
     [ ]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

               For the transition period from _______ to _______.

                         Commission file number: 1-13896

                              ELAN CORPORATION, PLC
             (Exact name of Registrant as specified in its charter)

                                     IRELAND
                 (Jurisdiction of incorporation or organization)

                 LINCOLN HOUSE, LINCOLN PLACE, DUBLIN 2, IRELAND
                    (Address of principal executive offices)

                          -----------------------------

              Securities registered or to be registered pursuant to
                            Section 12(b) of the Act:

Title of each class                                                         Name of each exchange on which registered
-----------------------------------------------------------------------------------------------------------------------
American Depositary Shares ("ADSs"), representing Ordinary Shares,
  par value 5 Euro cents each ("Ordinary Shares").........................          New York Stock Exchange
Ordinary Shares...........................................................          New York Stock Exchange*
-----------------------------------------------------------------------------------------------------------------------

* Listed, not for trading, but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission.

 Securities registered or to be registered pursuant to Section 12(g) of the Act:

                       Warrants to purchase ADSs, Series Z
                             ---------------------
                               (Title of Class)

        Securities for which there is a reporting obligation pursuant to
                            Section 15(d) of the Act:
                                      None
                             ---------------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 350,408,863 Ordinary Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

                        Yes: [X]   No:  [ ]

Indicate by check mark which financial statement item the registrant has elected to follow:
                   Item 17:  [ ]   Item 18:  [X]

     Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information for this 2002 Annual Report on Form 20-F of Elan Corporation, plc (the "Company") set out below is being incorporated by reference from the "Elan Corporation, plc 2002 Annual Report and Form 20-F" (the "2002 Annual Report") filed as an exhibit to its Report of Foreign Issuer on Form 6-K dated September 4, 2003 (the "Form 6-K").

     References below to major headings include all information under such major headings, including subheadings, unless such reference is part of a reference to a subheading, in which case such reference includes only the information contained under such subheading.

     The information set forth under the headings "Terms", "Financial Statements", "Statements of Competitive Position", "Trademarks" and "Cautionary Factors That May Affect Future Results" on the inside front cover of the 2002 Annual Report filed as an exhibit to the Form 6-K is incorporated herein by reference.

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

Item 3. KEY INFORMATION

     A. Selected Financial Data

     The information set forth under the heading "Selected Financial Data" on pages 170-171 of the 2002 Annual Report, filed as an exhibit to the Form 6-K, is incorporated herein by reference.

     B. Capitalization and Indebtedness

     Not applicable.

     C. Reasons for the Offer and Use of Proceeds

     Not applicable.

     D. Risk Factors

     The information set forth under the heading "Risk Factors" on pages 177-182 of the 2002 Annual Report, filed as an exhibit to the Form 6-K, is incorporated herein by reference.

Item 4. INFORMATION ON THE COMPANY

     A. History and Development of the Company

     The information set forth under the headings "Operating Review--Company Overview", "Operating Review--Company Mission and Goals", "Operating Review--Recovery Plan--Divestiture Programme" and "Operating Review--Recovery Plan--Financial Commitments and Contingencies" on pages 3-6, under the heading "Notes Relating to Financial Statements--Note 12 Fixed Assets--Tangible Assets" on page 104, and under the heading "Notes Relating to Financial Statements--Note 23 Acquisitions & Disposals" on pages 117-118 of the 2002 Annual Report, filed as an exhibit to the Form 6-K, is incorporated herein by reference.

     B. Business Overview

     The information set forth under the heading "Operating Review" on pages 3-26, under the heading "Financial Review--Segmental Analysis" on pages 29-30, under the heading "Notes Relating to Financial Statements--Note 2 Segment Information" on pages 86-89, and under the heading "Statements of Competitive Position" on the inside front cover of the 2002 Annual Report, filed as an exhibit to the Form 6-K, is incorporated herein by reference.

     C. Organizational Structure

     The information set forth under the heading "Operating Review--Company Overview" on page 3, under the heading "Directors' Report" on pages 60-68, and under the heading "Notes Relating to Financial Statements--Note 32 Subsidiary and Associated Undertakings" on page 142 of the 2002 Annual Report, filed as an exhibit to the Form 6-K, is incorporated herein by reference.

     D. Property, Plants and Equipment

     The information set forth under the heading "Operating
Review--Manufacturing" on page 10, under the heading "Operating
Review--Principal Properties" on page 19, in the table titled "Principal Properties" on page 19, under the heading "Notes Relating to Financial Statements--Note 12 Fixed Assets--Tangible Assets" on page 104, and under the heading "Notes Relating to Financial Statements--Note 24 Commitments and Contingencies" on page 119 of the 2002 Annual Report, filed as an exhibit to the Form 6-K, is incorporated herein by reference.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The information set forth under the heading "Operating Review--Patents and Intellectual Property Rights" (including the table) on pages 11-12, in the table titled "Biopharmaceutical Research and Development--Key Product Pipeline" on page 23, under the heading "Operating Review--Research and Development" (including the table) on pages 23-26, under the heading "Financial Review" on pages 27-59, under the heading "Notes Relating to Financial Statements--Note 22 Financial Instruments" on pages 113-117, under the heading "Notes Relating to Financial Statements--Note 24 Commitments and Contingencies" on pages 119-122, and under the heading "Notes Relating to

Financial Statements--Note 30 Consolidated Cash Flow Statement" on pages 138-139 of the 2002 Annual Report, filed as an exhibit to the Form 6-K, is incorporated herein by reference.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     A. Directors and Senior Management

     The information set forth under the heading "Directors' Report--Board of Directors and Senior Management of the Company" on pages 64-66 of the 2002 Annual Report, filed as an exhibit to the Form 6-K, is incorporated herein by reference.

     B. Compensation

     The information set forth under the heading "Directors' Report--Directors' Interests" on page 61, under the heading "Directors' Report--Directors' Options" on page 62, under the heading "Directors' Report--Directors' Remuneration" on pages 63-64, under the heading "Directors' Report--Compensation of Directors and Officers" on page 66, under the heading "Directors' Report--Service Contracts" on pages 67-68, under the heading "Corporate Governance--Report of the Compensation Committee" on pages 71-72 and under the heading "Notes Relating to Financial Statements--Note 28 Pension Plans" on pages 132-135 of the 2002 Annual Report, filed as an exhibit to the Form 6-K, is incorporated herein by reference.

     C. Board Practices

     The information set forth under the heading "Directors' Report--Directors" on page 60, under the heading "Directors' Report--Statement of Directors' Responsibilities" on page 67, under the heading "Directors' Report--Service Contracts" on pages 67-68 and under the heading "Corporate Governance" on pages 69-72 of the 2002 Annual Report, filed as an exhibit to the Form 6-K, is incorporated herein by reference.

     D. Employees

     The information set forth under the heading "Operating Review--Employees" on page 13 and under the heading "Notes Relating to Financial Statements--Note 10 Staff Numbers and Costs" on page 102 of the 2002 Annual Report, filed as an exhibit to the Form 6-K, is incorporated herein by reference.

     E. Share Ownership

     The information set forth under the heading "Directors' Report--Directors' Interests" on page 61, under the heading "Directors' Report--Directors' Options" on page 62, under the heading "Corporate Governance--Report of the Compensation Committee" on pages 71-72, and under the heading "Notes Relating to Financial Statements--Note 21 Share Options and Warrants" on pages 112-113 of the 2002 Annual Report, filed as an exhibit to the Form 6-K, is incorporated herein by reference.

     Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     A. Major Shareholders

     The information set forth under the heading "Directors' Report--Significant Shareholdings" on pages 66-67 and under the heading "Shareholders' Information--Nature of Trading Market" on pages 172-174 of the 2002 Annual Report, filed as an exhibit to the Form 6-K, is incorporated herein by reference.

     B. Related Party Transactions

     The information set forth under the heading "Directors' Report--Transactions with Directors" on page 66, under the heading "Directors' Report--Service Contracts" on pages 67-68, and under the heading "Notes Relating to Financial Statements--Note 27 Related Parties" on pages 130-132 of the 2002 Annual Report, filed as an exhibit to the Form 6-K, is incorporated herein by reference.

     C. Interests of Experts and Counsel

     Not applicable.

Item 8. FINANCIAL INFORMATION

     A. Consolidated Statements and Other Financial Information

     The information set forth in Exhibit 10.1 hereto ("Report of Independent Chartered Accountants") is incorporated in this section by reference. The information set forth under the heading "Directors' Report--Financial Results and Dividends" on page 60, under the heading "Financial Statements" on pages 75-80, under the heading "Notes Relating to Financial Statements" on pages 81-169 and in the introductory paragraph under the heading "Shareholders' Information" on page 172 of the 2002 Annual Report, filed as an exhibit to the Form 6-K, is incorporated herein by reference.

B. Significant Changes

     The information set forth under the heading "Notes Relating to Financial Statements--Note 29 Post Balance Sheet Events" on pages 136-138 of the 2002 Annual Report, filed as an exhibit to the Form 6-K, is incorporated herein by reference.

Item 9. THE OFFER AND LISTING

     A. Offer and Listing Details

     The information set forth under the heading "Shareholders'
Information--Nature of Trading Market" on pages 172-174 of the 2002 Annual Report, filed as an exhibit to the Form 6-K, is incorporated herein by reference.

     B. Plan of Distribution

     Not applicable.

     C. Markets

     The information set forth under the heading "Shareholders'
Information--Nature of Trading Market" on pages 172-174 of the 2002 Annual Report, filed as an exhibit to the Form 6-K, is incorporated herein by reference.

     D. Selling Shareholders

     Not applicable.

     E. Dilution

     Not applicable.

     F. Expenses of the Issue

     Not applicable.

Item 10. ADDITIONAL INFORMATION

     A. Share Capital

     Not applicable.

     B. Memorandum and Articles of Association

     The information set forth under the heading "Memorandum and Articles of Association" on pages 183-184 of the 2002 Annual Report, filed as an exhibit to the Form 6-K, is incorporated herein by reference.

     C. Material Contracts

     The information set forth under the heading "Operating Review--Recovery Plan--Divestiture Programme--Skelaxin & Sonata" on page 4, under the heading "Operating Review--Recovery Plan--Divestiture Programme--Abelcet" on pages 4-5, and under the heading "Operating Review--Research and Development--Antegren" on pages 23-24 of the 2002 Annual Report, filed as an exhibit to the Form 6-K, is incorporated herein by reference.

     D. Exchange Controls

     The information set forth under the heading "Shareholders'
Information--Exchange Controls and Other Limitations Affecting Security Holders" on page 174 of the 2002 Annual Report, filed as an exhibit to the Form 6-K, is incorporated herein by reference.

     E. Taxation

     The information set forth under the heading "Shareholders'
Information--Irish Taxation" on pages 174-176 of the 2002 Annual Report, filed as an exhibit to the Form 6-K, is incorporated herein by reference.

     F. Dividends and Paying Agents

     Not applicable.

     G. Statement by Experts

     Not applicable.

     H. Documents on Display

     The information set forth under the heading "Memorandum and Articles of Association--Documents on Display" on page 184 of the 2002 Annual Report, filed as an exhibit to the Form 6-K, is incorporated herein by reference.

     I. Subsidiary Information

     The information set forth under the heading "Notes Relating to Financial Statements--Note 32 Subsidiary and Associated Undertakings" on page 142 of the 2002 Annual Report, filed as an exhibit to the Form 6-K, is incorporated herein by reference.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The information set forth under the heading "Financial Review--Treasury Policy" on page 58, under the heading "Financial Review--Exchange Risk" on pages 58-59, under the heading "Financial Review--Interest Rate Risk" on page 59, under the heading "Financial Review--Credit Risk" on page 59, under the heading "Financial Review--Liquidity Risk" on page 59, under the heading "Financial Review--Equity Price Risk (U.S. GAAP)" on page 59, and under the heading "Notes Relating to Financial Statements--Note 22 Financial Instruments" on pages 113-117 of the 2002 Annual Report, filed as an exhibit to the Form 6-K, is incorporated herein by reference.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     (a) As a result of the Company's failure to complete and file with the Securities and Exchange Commission the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2002, on June 30, 2003, the Company defaulted under certain covenants contained in agreements governing notes issued by the Company's wholly-owned subsidiaries, Elan Pharmaceutical Investments II, Ltd. (the "EPIL II Notes") and Elan Pharmaceutical Investments III, Ltd. (the "EPIL III Notes" and, together with the EPIL II Notes, the "EPIL Notes"). The covenants required that the Company provide to each holder of EPIL Notes the Company's audited consolidated financial statements, together with an officer's certificate relating thereto, on or prior to June 29, 2003. On July 15, 2003, the Company also defaulted under a covenant contained in the indenture governing the Company's 7.25% Senior Notes that required the Company to file with the Securities and Exchange Commission the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2002 on or prior to July 15, 2003.

     Commencing on July 29, 2003, the Company received a series of separate agreements from a majority of the holders of each of the EPIL II Notes and the EPIL III Notes waiving compliance by the Company with the applicable covenants described above. The series of waivers was effective through September 5, 2003. With the completion of this Annual Report on Form 20-F, the defaults described above will be cured in all respects. In the absence of the waivers, the defaults under the EPIL Notes would have become events of default on July 30, 2003. In the absence of the completion and filing with the Securities and Exchange Commission of this Annual Report on Form 20-F, the default under the indenture governing the Company's 7.25% Senior Notes would become an event of default on September 16, 2003.

     (b) There have been no arrears in the payment of dividends on, and no material delinquencies with respect to, any class of preferred stock of any significant subsidiary.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

Item 15. CONTROLS AND PROCEDURES

     Disclosure Controls and Procedures

     Within the 90 days prior to the date of this report, the Company, under the supervision and with the participation of the Company's management, including G. Kelly Martin, president and chief executive officer, and Shane M. Cooke, executive vice president and chief financial officer, evaluated the effectiveness of the design and operation of the Company's "disclosure controls and procedures" (the "Disclosure Controls"). Disclosure Controls are procedures designed to ensure that information required to be disclosed in the Company's reports filed under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), such as its Annual Report on Form 20-F, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. Disclosure Controls are also designed to ensure that the information is accumulated and communicated to the Company's management, including Mr. Martin and Mr. Cooke, as appropriate, to allow timely decisions regarding required disclosure.

     The evaluation of the Company's Disclosure Controls included a review of the controls' objectives and design, the implementation of the controls and the effect of the controls on the information generated for use in the Company's Annual Report on Form

20-F. During the evaluation, management sought to identify data errors, control problems or acts of fraud and confirm that appropriate corrective actions, including process improvements, were being undertaken. This type of evaluation is performed by the Company on a regular basis. The overall goals of these evaluation activities are to monitor the Company's Disclosure Controls and to modify them as necessary.

     The Company's management, including Mr. Martin and Mr. Cooke, does not expect that the Company's Disclosure Controls will prevent all error and all fraud. A well-designed control system can provide only reasonable assurance that the objectives of the system will be met. In addition, a control system inherently reflects the fact that there are resource constraints and the benefits of the controls designed must be weighed against the cost of their implementation. Because of these and other inherent limitations in all control systems, the evaluation conducted of the Company's Disclosure Controls cannot provide absolute assurance that all instances of fraud, if any, within the Company will be detected. For example, mistakes and judgmental errors in decision-making can occur and controls can be circumvented by the acts of one individual or groups of individuals.

     Based upon their evaluation of the Company's Disclosure Controls, Mr. Martin and Mr. Cooke have concluded that, subject to the limitations noted above, the Company's Disclosure Controls are effective to ensure that material information relating to the Company and its consolidated subsidiaries is made known to management, including Mr. Martin and Mr. Cooke.

     There were no significant changes in the Company's internal controls or in other factors that could significantly affect the Company's Disclosure Controls subsequent to the date of the evaluation activities described above, nor were there any significant deficiencies or material weaknesses in the Company's internal controls. Accordingly, no corrective actions were required or undertaken.

     Immediately following the signature section of the Company's Annual Report on Form 20-F, Mr. Martin and Mr. Cooke have each provided certifications (the "Rule 13a-14 Certifications") in the form required in accordance with Rule 13a-14 of the Exchange Act. The information provided in this Item 15 includes the information concerning the evaluation of the Company's disclosure controls and procedures referred to in the Rule 13a-14 Certifications and it should be read in conjunction with the Rule 13a-14 Certifications for a more complete understanding of the topics presented.

PART III

Item 17. FINANCIAL STATEMENTS

     The Company has responded to Item 18 in lieu of this item.

Item 18. FINANCIAL STATEMENTS

     The information set forth in Exhibit 10.1 hereto ("Report of Independent Chartered Accountants") is incorporated in this section by reference. The information set forth under the heading "Financial Statements" on pages 75-80 and under the heading "Notes Relating to Financial Statements" on pages 81-169 of the 2002 Annual Report, filed as an exhibit to the Form 6-K, is incorporated herein by reference.

Item 19. EXHIBITS

EXHIBIT
NUMBER                  DESCRIPTION

1.1 Memorandum and Articles of Association of Elan Corporation, plc (as amended by all Special Resolutions up to and including August 19, 2002) (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-3 of Elan Corporation, plc, Registration Statement No. 333-100252, filed with the Commission on October 1, 2002).

2(b)(1) Indenture, dated as of December 14, 1998, among Elan Finance Corporation, Ltd., as Issuer, Elan Corporation, plc, as Guarantor, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.3 of the Registration Statement on Form F-3 of Elan Finance Corporation, Ltd. and Elan Corporation, plc, Registration No. 333-10726, filed with the Commission on August 27, 1999).

2(b)(2) Form of Liquid Yield Option(TM) Note (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-3 of Elan Finance Corporation, Ltd. and Elan Corporation, plc, Registration No. 333-10726, filed with the Commission on August 27, 1999).

2(b)(3) Indenture, dated as of February 21, 2001, among Athena Neurosciences Finance, LLC, as Issuer, Elan Corporation, plc, as Guarantor, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.11 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc, filed with the Commission on February 21, 2001).

2(b)(4) First Supplemental Indenture, dated as of February 21, 2001, among Athena Neurosciences Finance, LLC, as Issuer, Elan Corporation, plc, as Guarantor, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.12 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc, filed with the Commission on February 21, 2001).

2(b)(5)                 Form of Senior Note (incorporated by reference to
                        Exhibit 4.13 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc, filed with the Commission on February 21, 2001).

2(b)(6) Each instrument with respect to long-term debt of Elan Corporation, plc and its consolidated subsidiaries which relates to debt that does not exceed 10% of the total assets of Elan Corporation, plc and its subsidiaries on a consolidated basis is omitted pursuant to paragraph 2(b)(i) of "Instructions as to Exhibits" of Form 20-F. Elan Corporation, plc hereby agrees to furnish supplementally to the Commission a copy of each such instrument upon request.

4(a)(1) Antegren Development and Marketing Collaboration Agreement, dated as of August 15, 2000, by and between Biogen, Inc. and Elan Pharma International Limited (confidential treatment requested as to certain portions of this Exhibit, which portions have been omitted and filed separately with the Commission).

4(a)(2) Asset Purchase Agreement, dated as of October 1, 2002, by and among Elan Corporation, plc, Elan
                        Pharmaceuticals, Inc., Elan Operations, Inc., Elan Canada, Inc. and Enzon, Inc.

4(a)(3) Amended and Restated Asset Purchase Agreement, dated as of May 19, 2003, by and among Elan Corporation, plc, Elan Pharma International Limited, Elan Pharmaceuticals, Inc., King Pharmaceuticals, Inc., Jones Pharma Incorporated and Monarch Pharmaceuticals, Inc.

4(c)(1) Elan Corporation, plc 1999 Stock Option Plan (2001 Amendment) (incorporated by reference to Exhibit 4(c)(1) of Elan Corporation, plc's Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

4(c)(2) Elan Corporation, plc 1998 Long-Term Incentive Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(2) of Elan Corporation, plc's Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

4(c)(3) Elan Corporation, plc 1996 Long-Term Incentive Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(3) of Elan Corporation, plc's Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

4(c)(4) Elan Corporation, plc 1996 Consultant Option Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(4) of Elan Corporation, plc's Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

4(c)(5) Consulting Agreement, dated as of July 1, 1986, between Dr. Dennis J. Selkoe and Athena Neurosciences, Inc.

4(c)(6) Letter Agreement, dated as of February 12, 2002, between John Groom and Elan Corporation, plc (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form F-3 of Elan Corporation, plc, Registration Statement No. 333-100252, filed with the Commission on October 1, 2002).

4(c)(7) Consulting Agreement, dated as of April 1, 2002, between Dr. Dennis J. Selkoe and Elan Pharmaceuticals, Inc.

4(c)(8) Letter Agreement, dated as of July 9, 2002, between Elan Corporation, plc and Donal J. Geaney (incorporated by reference to Exhibit 10.2 of the Registration Statement on Form F-3 of Elan Corporation, plc, Registration Statement No. 333-100252, filed with the Commission on October 1, 2002).

4(c)(9) Letter Agreement, dated as of July 9, 2002, between Elan Corporation, plc and Thomas G. Lynch (incorporated by reference to Exhibit 10.3 of the Registration Statement on Form F-3 of Elan Corporation, plc, Registration Statement No. 333-100252, filed with the Commission on October 1, 2002).

4(c)(10) Employment Agreement, dated as of January 7, 2003, among Elan Pharmaceuticals, Inc., Elan Corporation, plc and G. Kelly Martin (incorporated by reference to the Report of Foreign Issuer on Form 6-K, filed with the Commission on February 4, 2003).

8.1                     Subsidiaries of Elan Corporation, plc.

10.1                    Auditors' Report of KPMG, Chartered Accountants.

10.2                    Consent of KPMG, Chartered Accountants.

10.3                    Auditors' Report of Deloitte & Touche LLP.

10.4                    Consent of Deloitte & Touche LLP.

10.5 Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information incorporated into this Annual Report on Form 20-F by reference to the "Elan Corporation, plc 2002 Annual Report and Form 20-F", filed as an exhibit to its Report of Foreign Issuer on Form 6-K dated September 4, 2003, is attached as an exhibit hereto.

12(a)(1) Certification of Shane Cooke pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

12(a)(2) Certification of Kelly Martin pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                   SIGNATURES

     The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                             ELAN CORPORATION, PLC

                                             /s/ Shane Cooke
                                             -----------------------------------
                                             Shane Cooke Chief
                                             Financial Officer and Executive
                                             Vice President

September 4, 2003

                                  CERTIFICATION


I, Shane Cooke, certify that:

1. I have reviewed this annual report on Form 20-F of Elan Corporation, plc ("the registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date:     September 4, 2003

                                        /s/ Shane Cooke
                                        ----------------------------------------
                                        Shane Cooke
                                        Executive Vice President and Chief
                                        Financial Officer

                                  CERTIFICATION


I, Kelly Martin, certify that:

1. I have reviewed this annual report on Form 20-F of Elan Corporation, plc ("the registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:     September 4, 2003


                                          /s/ Kelly Martin
                                          --------------------------------------
                                          Kelly Martin
                                          President and Chief Executive Officer

                                  EXHIBIT INDEX
                                  -------------


EXHIBIT
NUMBER                  DESCRIPTION
------                  -----------

1.1 Memorandum and Articles of Association of Elan Corporation, plc (as amended by all Special Resolutions up to and including August 19, 2002) (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-3 of Elan Corporation, plc, Registration Statement No. 333-100252, filed with the Commission on October 1, 2002).

2(b)(1) Indenture, dated as of December 14, 1998, among Elan Finance Corporation, Ltd., as Issuer, Elan Corporation, plc, as Guarantor, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.3 of the Registration Statement on Form F-3 of Elan Finance Corporation, Ltd. and Elan Corporation, plc, Registration No. 333-10726, filed with the Commission on August 27, 1999).

2(b)(2) Form of Liquid Yield Option(TM) Note (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-3 of Elan Finance Corporation, Ltd. and Elan Corporation, plc, Registration No. 333-10726, filed with the Commission on August 27, 1999).

2(b)(3) Indenture, dated as of February 21, 2001, among Athena Neurosciences Finance, LLC, as Issuer, Elan Corporation, plc, as Guarantor, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.11 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on February 21, 2001).

2(b)(4) First Supplemental Indenture, dated as of February 21, 2001, among Athena Neurosciences Finance, LLC, as Issuer, Elan Corporation, plc, as Guarantor, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.12 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on February 21, 2001).

2(b)(5)                 Form of Senior Note (incorporated by reference to
                        Exhibit 4.13 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on February 21, 2001).

2(b)(6) Each instrument with respect to long-term debt of Elan Corporation, plc and its consolidated subsidiaries which relates to debt that does not exceed 10% of the total assets of Elan Corporation, plc and its subsidiaries on a consolidated basis is omitted

EXHIBIT
NUMBER                  DESCRIPTION
------                  -----------

                        pursuant to paragraph 2(b)(i) of "Instructions as to Exhibits" of Form 20-F. Elan Corporation, plc hereby agrees to furnish supplementally to the Commission a copy of each such instrument upon request.

4(a)(1) Antegren Development and Marketing Collaboration Agreement, dated as of August 15, 2000, by and between Biogen, Inc. and Elan Pharma International Limited (confidential treatment requested as to certain portions of this Exhibit, which portions have been omitted and filed separately with the Commission).

4(a)(2) Asset Purchase Agreement, dated as of October 1, 2002, by and among Elan Corporation, plc, Elan
                        Pharmaceuticals, Inc., Elan Operations, Inc., Elan Canada, Inc. and Enzon, Inc.

4(a)(3) Amended and Restated Asset Purchase Agreement, dated as of May 19, 2003, by and among Elan Corporation, plc, Elan Pharma International Limited, Elan Pharmaceuticals, Inc., King Pharmaceuticals, Inc., Jones Pharma Incorporated and Monarch Pharmaceuticals, Inc.

4(c)(1) Elan Corporation, plc 1999 Stock Option Plan (2001 Amendment) (incorporated by reference to Exhibit 4(c)(1) of Elan Corporation, plc's Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

4(c)(2) Elan Corporation, plc 1998 Long-Term Incentive Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(2) of Elan Corporation, plc's Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

4(c)(3) Elan Corporation, plc 1996 Long-Term Incentive Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(3) of Elan Corporation, plc's Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

4(c)(4) Elan Corporation, plc 1996 Consultant Option Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(4) of Elan Corporation, plc's Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

4(c)(5) Consulting Agreement, dated as of July 1, 1986, between Dr. Dennis J. Selkoe and Athena Neurosciences, Inc.

EXHIBIT
NUMBER                  DESCRIPTION
------                  -----------

4(c)(6) Letter Agreement, dated as of February 12, 2002, between John Groom and Elan Corporation, plc (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form F-3 of Elan Corporation, plc, Registration Statement No. 333-100252, filed with the Commission on October 1, 2002).

4(c)(7) Consulting Agreement, dated as of April 1, 2002, between Dr. Dennis J. Selkoe and Elan Pharmaceuticals, Inc.

4(c)(8) Letter Agreement, dated as of July 9, 2002, between Elan Corporation, plc and Donal J. Geaney (incorporated by reference to Exhibit 10.2 of the Registration Statement on Form F-3 of Elan Corporation, plc, Registration Statement No. 333-100252, filed with the Commission on October 1, 2002).

4(c)(9) Letter Agreement, dated as of July 9, 2002, between Elan Corporation, plc and Thomas G. Lynch (incorporated by reference to Exhibit 10.3 of the Registration Statement on Form F-3 of Elan Corporation, plc, Registration Statement No. 333-100252, filed with the Commission on October 1, 2002).

4(c)(10) Employment Agreement, dated as of January 7, 2003, among Elan Pharmaceuticals, Inc., Elan Corporation, plc and G. Kelly Martin (incorporated by reference to the Report of Foreign Issuer on Form 6-K filed with the Commission on February 4, 2003).

8.1                     Subsidiaries of Elan Corporation, plc.

10.1                    Auditors' Report of KPMG, Chartered Accountants.

10.2                    Consent of KPMG, Chartered Accountants.

10.3                    Auditors' Report of Deloitte & Touche LLP.

10.4                    Consent of Deloitte & Touche LLP.

10.5 Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information incorporated into this Annual Report on Form 20-F by reference to the "Elan Corporation, plc 2002 Annual Report and Form 20-F", filed as an exhibit to its Report of Foreign Issuer on Form 6-K dated September 4, 2003, is attached as an exhibit hereto.

EXHIBIT
NUMBER                  DESCRIPTION
------                  -----------

12(a)(1) Certification of Shane Cooke pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

12(a)(2) Certification of Kelly Martin pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.