Form 20-F
period 2003-12-31
ELAN CORP PLC
filed 2004-04-29
CIK 737572

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: December 31, 2003
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to               .

Commission file number: 1-13896

Elan Corporation, plc

(Exact name of Registrant as specified in its charter)

Ireland

(Jurisdiction of incorporation or organization)

Lincoln House, Lincoln Place, Dublin 2, Ireland

(Address of principal executive offices)

Securities registered or to be registered pursuant to
Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares ("ADSs"), representing Ordinary Shares, par value 5 Euro cents each ("Ordinary Shares")	New York Stock Exchange
Ordinary Shares	New York Stock Exchange*

*	Listed, not for trading, but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Warrants to purchase ADSs, Series Z

(Title of
Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 386,182,274 Ordinary Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes: [X]	No:

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17:	Item 18: [X]

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information for this 2003 Annual Report on Form 20-F of Elan Corporation, plc (the "Company") set out below is being incorporated by reference from the "Elan Corporation, plc 2003 Annual Report and Form 20-F" (the "2003 Annual Report") filed as an exhibit to its Report of Foreign Issuer on Form 6-K dated April 28, 2004 (the "Form 6-K").

References below to major headings include all information under such major headings, including subheadings, unless such reference is part of a reference to a subheading, in which case such reference includes only the information contained under such subheading.

The information set forth under the headings "Terms", "Financial Statements", "Statements of Competitive Position", "Trademarks" and "Cautionary Factors That May Affect Future Results" on the inside front cover of the 2003 Annual Report filed as an exhibit to the Form 6-K is incorporated herein by reference.

Part I

Item 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3.    KEY INFORMATION

A.    Selected Financial Data

The information set forth under the heading "Selected Financial Data" on pages 179-180 of the 2003 Annual Report, filed as an exhibit to the Form 6-K, is incorporated herein by reference.

B.    Capitalization and Indebtedness

Not applicable.

C.    Reasons for the Offer and Use of Proceeds

Not applicable.

D.    Risk Factors

The information set forth under the heading "Risk Factors" on pages 186-193 of the 2003 Annual Report, filed as an exhibit to the Form 6-K, is incorporated herein by reference.

Item 4.    INFORMATION ON THE COMPANY

A.    History and Development of the Company

The information set forth under the headings "Operating Review—Company Overview", on page 4, under the heading "Operating Review—Completion of Recovery Plan" on pages 16-23, under the heading "Financial Review—Capital Expenditures and Investment" on pages 62-63, under the heading "Notes Relating to Financial Statements—Note 11 Fixed Assets—Tangible Assets" on page 116, under the heading "Notes Relating to Financial Statements—Note 22 Acquisitions and Disposals of Subsidiary Undertakings" on pages 129-130, and under the heading "Notes Relating to Financial Statements—Note 29 Post Balance Sheet Events" on page 145 of the 2003 Annual Report, filed as an exhibit to the Form 6-K, is incorporated herein by reference.

B.    Business Overview

The information set forth under the heading "Operating Review" on pages 4-30, under the heading "Financial Review—Segmental Analysis" on page 55, under the heading "Notes Relating to Financial Statements—Note 2 Segment Information" on pages 96-99, and under the heading "Statements of Competitive Position" on the inside front cover of the 2003 Annual Report, filed as an exhibit to the Form 6-K, is incorporated herein by reference.

C.    Organizational Structure

The information set forth under the heading "Operating Review—Company Overview" on page 4, under the heading "Directors' Report—Review of the Development of the Business" on page 70, and under the heading "Notes Relating to Financial Statements—Note 32 Subsidiary and Associated Undertakings" on pages 149-150 of the 2003 Annual Report, filed as an exhibit to the Form 6-K, is incorporated herein by reference.

D.    Property, Plants and Equipment

The information set forth under the heading "Operating Review—Environment—Manufacturing" on pages 27-28, under the heading "Operating Review—Environment—Principal Properties" on page 30, in the table titled "Principal Properties" on page 30, under the heading "Notes Relating to Financial Statements—Note 11 Fixed Assets—Tangible Assets" on page 116, and under the heading "Notes Relating to Financial Statements—Note 23 Commitments and Contingencies" on pages 130-131 of the 2003 Annual Report, filed as an exhibit to the Form 6-K, is incorporated herein by reference.

Item 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information set forth under the heading "Operating Review—Core Elan—Research and Development" on pages 5-10, in the table titled "Pipeline and Products" on page 11, under the heading "Operating Review—Environment—Patents and Intellectual Property Rights" on pages 28-29, under the heading "Financial Review" on pages 31-69, under the heading "Notes Relating to Financial Statements—Note 21 Financial Instruments" on pages 125-129, under the heading "Notes Relating to Financial Statements—Note 23 Commitments and Contingencies" on pages 130-131, and under the heading "Notes Relating to Financial Statements—Note 30 Consolidated Cash Flow Statement" on pages 145-147 of the 2003 Annual Report, filed as an exhibit to the Form 6-K, is incorporated herein by reference.

Item 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

The information set forth under the heading "Directors' Report—Board of Directors and Senior Management of the Company" on pages 74-75 of the 2003 Annual Report, filed as an exhibit to the Form 6-K, is incorporated herein by reference.

B.    Compensation

The information set forth under the heading "Directors' Report—Directors' Interests" on page 71, under the heading "Directors' Report—Directors' Options" on page 72, under the heading "Directors' Report—Directors' Remuneration" on pages 72-73, under the heading "Directors' Report—Compensation of Directors and Officers" on pages 75-76, under the heading "Directors' Report—Service Contracts" on page 77, under the heading "Corporate Governance—Report of the Leadership Development and Compensation Committee" on pages 81-82 and under the heading "Notes Relating to Financial Statements—Note 28 Pension Plans" on pages 141-144 of the 2003 Annual Report, filed as an exhibit to the Form 6-K, is incorporated herein by reference.

C.    Board Practices

The information set forth under the heading "Directors' Report—Board of Directors and Senior Management of the Company—Directors" on pages 74-75, under the heading "Directors' Report—Statement of Directors' Responsibilities" on pages 76-77, under the heading "Directors' Report—Service Contracts" on page 77 and under the heading "Corporate Governance" on pages 79-82 of the 2003 Annual Report, filed as an exhibit to the Form 6-K, is incorporated herein by reference.

D.    Employees

The information set forth under the heading "Operating Review—Environment—Employees" on page 30 and under the heading "Notes Relating to Financial Statements—Note 9 Staff Numbers and Costs" on page 114 of the 2003 Annual Report, filed as an exhibit to the Form 6-K, is incorporated herein by reference.

E.    Share Ownership

The information set forth under the heading "Directors' Report—Directors' Interests" on page 71, under the heading "Directors' Report—Directors' Options" on page 72, under the heading "Corporate

Governance—Report of the Leadership Development and Compensation Committee" on pages 81-82, and under the heading "Notes Relating to Financial Statements—Note 20 Share Options and Warrants" on pages 124-125 of the 2003 Annual Report, filed as an exhibit to the Form 6-K, is incorporated herein by reference.

Item 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

The information set forth under the heading "Directors' Report—Significant Shareholdings" on page 76 and under the heading "Shareholders' Information—Nature of Trading Market" on pages 181-183 of the 2003 Annual Report, filed as an exhibit to the Form 6-K, is incorporated herein by reference.

B.    Related Party Transactions

The information set forth under the heading "Directors' Report—Transactions with Directors" on page 76, under the heading "Directors' Report—Service Contracts" on page 77, and under the heading "Notes Relating to Financial Statements—Note 27 Related Parties" on pages 139-141 of the 2003 Annual Report, filed as an exhibit to the Form 6-K, is incorporated herein by reference.

C.    Interests of Experts and Counsel

Not applicable.

Item 8.    FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

The information set forth under the heading "Directors' Report—Financial Results and Dividends" on page 70, under the heading "Financial Statements" on pages 85-90, under the heading "Notes Relating to Financial Statements" on pages 91-178 and under the heading "Selected Financial Data," on pages 179-180 of the 2003 Annual Report, filed as an exhibit to the Form 6-K, is incorporated herein by reference.

B.    Significant Changes

The information set forth under the heading "Notes Relating to Financial Statements—Note 29 Post Balance Sheet Events" on page 145 of the 2003 Annual Report, filed as an exhibit to the Form 6-K, is incorporated herein by reference.

Item 9.    THE OFFER AND LISTING

A.    Offer and Listing Details

The information set forth under the heading "Shareholders' Information—Nature of Trading Market" on pages 181-183 of the 2003 Annual Report, filed as an exhibit to the Form 6-K, is incorporated herein by reference.

B.    Plan of Distribution

Not applicable.

C.    Markets

The information set forth under the heading "Shareholders' Information—Nature of Trading Market" on pages 181-183 of the 2003 Annual Report, filed as an exhibit to the Form 6-K, is incorporated herein by reference.

D.    Selling Shareholders

Not applicable.

E.    Dilution

Not applicable.

F.    Expenses of the Issue

Not applicable.

Item 10.    ADDITIONAL INFORMATION

A.    Share Capital

Not applicable.

B.    Memorandum and Articles of Association

The information set forth under the heading "Memorandum and Articles of Association" on pages 194-195 of the 2003 Annual Report, filed as an exhibit to the Form 6-K, is incorporated herein by reference.

C.    Material Contracts

The information set forth under the heading "Operating Review—Core Elan—Research and Development—Antegren (natalizumab)" on pages 5-8, under the heading "Operating Review—Completion of Recovery Plan" on pages 16-23 of the 2003 Annual Report, filed as an exhibit to the Form 6-K, is incorporated herein by reference.

D.    Exchange Controls

The information set forth under the heading "Shareholders' Information—Exchange Controls and Other Limitations Affecting Security Holders" on page 183 of the 2003 Annual Report, filed as an exhibit to the Form 6-K, is incorporated herein by reference.

E.    Taxation

The information set forth under the heading "Shareholders' Information—Irish Taxation" on pages 183-185 of the 2003 Annual Report, filed as an exhibit to the Form 6-K, is incorporated herein by reference.

F.    Dividends and Paying Agents

Not applicable.

G.    Statement by Experts

Not applicable.

H.    Documents on Display

The information set forth under the heading "Memorandum and Articles of Association—Documents on Display" on page 195 of the 2003 Annual Report, filed as an exhibit to the Form 6-K, is incorporated herein by reference.

I.    Subsidiary Information

The information set forth under the heading "Notes Relating to Financial Statements—Note 32 Subsidiary and Associated Undertakings" on pages 149-150 of the 2003 Annual Report, filed as an exhibit to the Form 6-K, is incorporated herein by reference.

Item 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth under the heading "Financial Review—Treasury Policy" on page 67, under the heading "Financial Review—Exchange Risk" on page 67, under the heading "Financial Review—Interest Rate Risk" on page 67 under the heading "Financial Review—Credit Risk" on page 68, under the heading "Financial Review—Liquidity Risk" on page 68, under the heading "Financial Review—Equity Price Risk (U.S. GAAP)" on page 68, and under the heading "Notes Relating to Financial Statements—Note 21 Financial Instruments" on pages 125-129 of the 2003 Annual Report, filed as an exhibit to the Form 6-K, is incorporated herein by reference.

Item 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

Part II

Item 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

(a)    The information set forth under the heading "Financial Review—Capitalisation and Liquidity—Liquidity" on pages 60-62 and under the heading "Notes Related to Financial Statements—Note 15 Convertible Debt and Guaranteed Notes" on pages 119-122 of the 2003 Annual Report, filed as an exhibit to the Form 6-K, is incorporated herein by reference.

(b)    There have been no arrears in the payment of dividends on, and no material delinquencies with respect to, any class of preferred stock of any significant subsidiary.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15.    CONTROLS AND PROCEDURES

At the end of the period covered by this 2003 Annual Report on Form 20-F, the Company, under the supervision and with the participation of the Company's management, including G. Kelly Martin, president and chief executive officer, and Shane M. Cooke, executive vice president and chief financial officer, evaluated the effectiveness of the design and operation of the Company's "disclosure controls and procedures" (the "Disclosure Controls"). Disclosure Controls are procedures designed to ensure that information required to be disclosed in the Company's reports filed under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), such as its Annual Report on Form 20-F, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. Disclosure Controls are also designed to ensure that the information is accumulated and communicated to the Company's management, including Mr. Martin and Mr. Cooke, as appropriate, to allow timely decisions regarding required disclosure.

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

Based upon their evaluation of the Company's Disclosure Controls, Mr. Martin and Mr. Cooke have concluded that the Company's Disclosure Controls are effective in alerting management, including Mr. Martin and Mr. Cooke, in a timely manner, to material information required to be disclosed in the Company's reports filed with the Securities and Exchange Commission.

There were no significant changes in the Company's internal controls or in other factors that could significantly affect the Company's Disclosure Controls subsequent to the date of the evaluation activities described above, nor were there any significant deficiencies or material weaknesses in the Company's internal controls. Accordingly, no corrective actions were required or undertaken.

Item 16.    RESERVED

Item 16A    AUDIT COMMITTEE FINANCIAL EXPERT

The information set forth under the heading "Corporate Governance—Audit Committee" on pages 79-80 of the 2003 Annual Report, filed as an exhibit to the Form 6-K, is incorporated herein by reference.

Item 16B    CODE OF ETHICS

The Company has adopted a Code of Conduct (the "Code of Conduct") applicable to all employees of the Company, including its principal executive officer, principal financial officer and principal accounting officer. A written copy of the Code of Conduct, as well as a copy of the Company's Corporate Governance Guidelines (the "Guidelines") and the charters of committees of the Company's Board of

Directors (the "Committee Charters"), will be provided at no charge by writing to the Company's Investor Relations office, Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland. In addition, the Code of Conduct, the Guidelines and the Committee Charters are available on the Company's website (www.elan.com). Any amendments to or waivers from the Code of Conduct will also be posted on the Company's website.

Item 16C    PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information set forth under the heading "Corporate Governance—Audit Committee" on pages 79-80, and under "Notes Relating to Financial Statements Note 5 (Loss)/Profit on Ordinary Activities Before Taxation" on page 109 of the 2003 Annual Report, filed as an exhibit to the Form 6-K, is incorporated herein by reference.

Item 16D    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

Part III

Item 17.    FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of this item.

Item 18.    FINANCIAL STATEMENTS

The information set forth in Exhibit 10.1 hereto ("Report of Independent Chartered Accountants") is incorporated in this section by reference. The information set forth under the heading "Financial Statements" on pages 85-90 and under the heading "Notes Relating to Financial Statements" on pages 91-178 of the 2003 Annual Report, filed as an exhibit to the Form 6-K, is incorporated herein by reference.

Item 19.    EXHIBITS

Exhibit Number	Description
1.1	Memorandum and Articles of Association of Elan Corporation, plc (as amended by all Special Resolutions up to and including August 19, 2002) (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-3 of Elan Corporation, plc, Registration Statement No. 333-100252, filed with the Commission on October 1, 2002).
2(b)(1)	Indenture, dated as of December 14, 1998, among Elan Finance Corporation, Ltd., as Issuer, Elan Corporation, plc, as Guarantor, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.3 of the Registration Statement on Form F-3 of Elan Finance Corporation, Ltd. and Elan Corporation, plc, Registration No. 333-10726, filed with the Commission on August 27, 1999).
2(b)(2)	Form of Liquid Yield Option™ Note (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-3 of Elan Finance Corporation, Ltd. and Elan Corporation, plc, Registration No. 333-10726, filed with the Commission on August 27, 1999).
2(b)(3)	Indenture, dated as of February 21, 2001, among Athena Neurosciences Finance, LLC, as Issuer, Elan Corporation, plc, as Guarantor, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.11 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc, filed with the Commission on February 21, 2001).
2(b)(4)	First Supplemental Indenture, dated as of February 21, 2001, among Athena Neurosciences Finance, LLC, as Issuer, Elan Corporation, plc, as Guarantor, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.12 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc, filed with the Commission on February 21, 2001).
2(b)(5)	Form of Senior Note (incorporated by reference to Exhibit 4.13 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc, filed with the Commission on February 21, 2001).
2(b)(6)	Note Purchase Agreement, dated as of June 28, 2000, by and among Elan Pharmaceutical Investments II, Ltd. and the purchasers party thereto (incorporated by reference to Exhibit 99.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc, filed with the Commission on November 7, 2003).
2(b)(7)	Guarantee Agreement, dated as of June 28, 2000, by and among Elan Corporation, plc and the purchasers party thereto (incorporated by reference to Exhibit 99.2 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc, filed with the Commission on November 7, 2003).
2(b)(8)	Note Purchase Agreement, dated as of March 15, 2001, by and among Elan Pharmaceutical Investments III, Ltd. and the purchasers party thereto (incorporated by reference to Exhibit 99.3 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc, filed with the Commission on November 7, 2003).
2(b)(9)	Guarantee Agreement, dated as of March 15, 2001, by and among Elan Pharmaceutical Investments III, Ltd. and the purchasers party thereto (incorporated by reference to Exhibit 99.4 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc, filed with the Commission on November 7, 2003).

Exhibit Number	Description
2(b)(10)	Indenture, dated as of November 10, 2003, by and among Elan Capital Corp., Ltd., Elan Corporation, plc and The Bank of New York, as Trustee (incorporated by reference to Exhibit 99.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc, filed with the Commission on November 12, 2003).
2(b)(11)	Limited Waiver, dated as of October 29, 2003, to that certain Guarantee Agreement, dated as of June 28, 2000, by and among Elan Corporation, plc and the purchasers party thereto (incorporated by reference to Exhibit 99.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc, filed with the Commission on November 5, 2003).
2(b)(12)	Limited Waiver, dated as of October 29, 2003, to that certain Guarantee Agreement, dated as of March 15, 2001, by and among Elan Corporation, plc and the purchasers party thereto (incorporated by reference to Exhibit 99.2 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc, filed with the Commission on November 5, 2003).
4(a)(1)	Antegren Development and Marketing Collaboration Agreement, dated as of August 15, 2000, by and between Biogen, Inc. and Elan Pharma International Limited (incorporated by reference to Exhibit 4(a)(1) of Elan Corporation, plc's Annual Report on Form 20-F for the fiscal year ended December 31, 2002).
4(a)(2)	Asset Purchase Agreement, dated as of October 1, 2002, by and among Elan Corporation, plc, Elan Pharmaceuticals, Inc., Elan Operations, Inc., Elan Canada, Inc. and Enzon, Inc. (incorporated by reference to Exhibit 4(a)(2) of Elan Corporation, plc's Annual Report on Form 20-F for the fiscal year ended December 31, 2002).
4(a)(3)	Amended and Restated Asset Purchase Agreement, dated as of May 19, 2003, by and among Elan Corporation, plc, Elan Pharma International Limited, Elan Pharmaceuticals, Inc., King Pharmaceuticals, Inc., Jones Pharma Incorporated and Monarch Pharmaceuticals, Inc. (incorporated by reference to Exhibit 4(a)(3) of Elan Corporation, plc's Annual Report on Form 20-F for the fiscal year ended December 31, 2002).
4(c)(1)	Elan Corporation, plc 1999 Stock Option Plan (2001 Amendment) (incorporated by reference to Exhibit 4(c)(1) of Elan Corporation, plc's Annual Report on Form 20-F for the fiscal year ended December 31, 2001).
4(c)(2)	Elan Corporation, plc 1998 Long-Term Incentive Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(2) of Elan Corporation, plc's Annual Report on Form 20-F for the fiscal year ended December 31, 2001).
4(c)(3)	Elan Corporation, plc 1996 Long-Term Incentive Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(3) of Elan Corporation, plc's Annual Report on Form 20-F for the fiscal year ended December 31, 2001).
4(c)(4)	Elan Corporation, plc 1996 Consultant Option Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(4) of Elan Corporation, plc's Annual Report on Form 20-F for the fiscal year ended December 31, 2001).
4(c)(5)	Consulting Agreement, dated as of July 1, 1986, between Dr. Dennis J. Selkoe and Athena Neurosciences, Inc. (incorporated by reference to Exhibit 4(c)(5) of Elan Corporation, plc's Annual Report on Form 20-F for the fiscal year ended December 31, 2002).

Exhibit Number	Description
4(c)(6)	Letter Agreement, dated as of February 12, 2002, between John Groom and Elan Corporation, plc (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form F-3 of Elan Corporation, plc, Registration Statement No. 333-100252, filed with the Commission on October 1, 2002).
4(c)(7)	Consulting Agreement, dated as of April 1, 2002, between Dr. Dennis J. Selkoe and Elan Pharmaceuticals, Inc. (incorporated by reference to Exhibit 4(c)(7) of Elan Corporation, plc's Annual Report on Form 20-F for the fiscal year ended December 31, 2002).
4(c)(8)	Letter Agreement, dated as of July 9, 2002, between Elan Corporation, plc and Donal J. Geaney (incorporated by reference to Exhibit 10.2 of the Registration Statement on Form F-3 of Elan Corporation, plc, Registration Statement No. 333-100252, filed with the Commission on October 1, 2002).
4(c)(9)	Letter Agreement, dated as of July 9, 2002, between Elan Corporation, plc and Thomas G. Lynch (incorporated by reference to Exhibit 10.3 of the Registration Statement on Form F-3 of Elan Corporation, plc, Registration Statement No. 333-100252, filed with the Commission on October 1, 2002).
4(c)(10)	Employment Agreement, dated as of January 7, 2003, among Elan Pharmaceuticals, Inc., Elan Corporation, plc and G. Kelly Martin (incorporated by reference to the Report of Foreign Issuer on Form 6-K, filed with the Commission on February 4, 2003).
8.1	Subsidiaries of Elan Corporation, plc.
10.1	Auditors' Report of KPMG, Chartered Accountants.
10.2	Consent of KPMG, Chartered Accountants.
10.3	Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information incorporated into this Annual Report on Form 20-F by reference to the "Elan Corporation, plc 2003 Annual Report and Form 20-F", filed as an exhibit to its Report of Foreign Issuer on Form 6-K dated April 28, 2004, is attached as an exhibit hereto.
12(a)(1)	Certification of Shane Cooke pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12(a)(2)	Certification of Kelly Martin pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12(a)(3)	Certification of Shane Cooke pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
12(a)(4)	Certification of Kelly Martin pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Elan Corporation, plc

/s/ Shane Cooke Shane Cooke Chief Financial Officer and Executive Vice President

April 28, 2004

Exhibit Index

Exhibit Number	Description
1.1	Memorandum and Articles of Association of Elan Corporation, plc (as amended by all Special Resolutions up to and including August 19, 2002) (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-3 of Elan Corporation, plc, Registration Statement No. 333-100252, filed with the Commission on October 1, 2002).
2(b)(1)	Indenture, dated as of December 14, 1998, among Elan Finance Corporation, Ltd., as Issuer, Elan Corporation, plc, as Guarantor, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.3 of the Registration Statement on Form F-3 of Elan Finance Corporation, Ltd. and Elan Corporation, plc, Registration No. 333-10726, filed with the Commission on August 27, 1999).
2(b)(2)	Form of Liquid Yield Option™ Note (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-3 of Elan Finance Corporation, Ltd. and Elan Corporation, plc, Registration No. 333-10726, filed with the Commission on August 27, 1999).
2(b)(3)	Indenture, dated as of February 21, 2001, among Athena Neurosciences Finance, LLC, as Issuer, Elan Corporation, plc, as Guarantor, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.11 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on February 21, 2001).
2(b)(4)	First Supplemental Indenture, dated as of February 21, 2001, among Athena Neurosciences Finance, LLC, as Issuer, Elan Corporation, plc, as Guarantor, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.12 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on February 21, 2001).
2(b)(5)	Form of Senior Note (incorporated by reference to Exhibit 4.13 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on February 21, 2001).
2(b)(6)	Note Purchase Agreement, dated as of June 28, 2000, by and among Elan Pharmaceutical Investments II, Ltd. and the purchasers party thereto (incorporated by reference to Exhibit 99.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc, filed with the Commission on November 7, 2003).
2(b)(7)	Guarantee Agreement, dated as of June 28, 2000, by and among Elan Corporation, plc and the purchasers party thereto (incorporated by reference to Exhibit 99.2 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc, filed with the Commission on November 7, 2003).
2(b)(8)	Note Purchase Agreement, dated as of March 15, 2001, by and among Elan Pharmaceutical Investments III, Ltd. and the purchasers party thereto (incorporated by reference to Exhibit 99.3 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc, filed with the Commission on November 7, 2003).
2(b)(9)	Guarantee Agreement, dated as of March 15, 2001, by and among Elan Pharmaceutical Investments III, Ltd. and the purchasers party thereto (incorporated by reference to Exhibit 99.4 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc, filed with the Commission on November 7, 2003).
2(b)(10)	Indenture, dated as of November 10, 2003, by and among Elan Capital Corp., Ltd., Elan Corporation, plc and The Bank of New York, as Trustee (incorporated by reference to Exhibit 99.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc, filed with the Commission on November 12, 2003).

Exhibit Number	Description
2(b)(11)	Limited Waiver, dated as of October 29, 2003, to that certain Guarantee Agreement, dated as of June 28, 2000, by and among Elan Corporation, plc and the purchasers party thereto (incorporated by reference to Exhibit 99.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc, filed with the Commission on November 5, 2003).
2(b)(12)	Limited Waiver, dated as of October 29, 2003, to that certain Guarantee Agreement, dated as of March 15, 2001, by and among Elan Corporation, plc and the purchasers party thereto (incorporated by reference to Exhibit 99.2 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc, filed with the Commission on November 5, 2003).
4(a)(1)	Antegren Development and Marketing Collaboration Agreement, dated as of August 15, 2000, by and between Biogen, Inc. and Elan Pharma International Limited (incorporated by reference to Exhibit 4(a)(1) of Elan Corporation, plc's Annual Report on Form 20-F for the fiscal year ended December 31, 2002).
4(a)(2)	Asset Purchase Agreement, dated as of October 1, 2002, by and among Elan Corporation, plc, Elan Pharmaceuticals, Inc., Elan Operations, Inc., Elan Canada, Inc. and Enzon, Inc. (incorporated by reference to Exhibit 4(a)(2) of Elan Corporation, plc's Annual Report on Form 20-F for the fiscal year ended December 31, 2002).
4(a)(3)	Amended and Restated Asset Purchase Agreement, dated as of May 19, 2003, by and among Elan Corporation, plc, Elan Pharma International Limited, Elan Pharmaceuticals, Inc., King Pharmaceuticals, Inc., Jones Pharma Incorporated and Monarch Pharmaceuticals, Inc. (incorporated by reference to Exhibit 4(a)(3) of Elan Corporation, plc's Annual Report on Form 20-F for the fiscal year ended December 31, 2002).
4(c)(1)	Elan Corporation, plc 1999 Stock Option Plan (2001 Amendment) (incorporated by reference to Exhibit 4(c)(1) of Elan Corporation, plc's Annual Report on Form 20-F for the fiscal year ended December 31, 2001).
4(c)(2)	Elan Corporation, plc 1998 Long-Term Incentive Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(2) of Elan Corporation, plc's Annual Report on Form 20-F for the fiscal year ended December 31, 2001).
4(c)(3)	Elan Corporation, plc 1996 Long-Term Incentive Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(3) of Elan Corporation, plc's Annual Report on Form 20-F for the fiscal year ended December 31, 2001).
4(c)(4)	Elan Corporation, plc 1996 Consultant Option Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(4) of Elan Corporation, plc's Annual Report on Form 20-F for the fiscal year ended December 31, 2001).
4(c)(5)	Consulting Agreement, dated as of July 1, 1986, between Dr. Dennis J. Selkoe and Athena Neurosciences, Inc. (incorporated by reference to Exhibit 4(c)(5) of Elan Corporation, plc's Annual Report on Form 20-F for the fiscal year ended December 31, 2002).
4(c)(6)	Letter Agreement, dated as of February 12, 2002, between John Groom and Elan Corporation, plc (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form F-3 of Elan Corporation, plc, Registration Statement No. 333-100252, filed with the Commission on October 1, 2002).
4(c)(7)	Consulting Agreement, dated as of April 1, 2002, between Dr. Dennis J. Selkoe and Elan Pharmaceuticals, Inc. (incorporated by reference to Exhibit 4(c)(7) of Elan Corporation, plc's Annual Report on Form 20-F for the fiscal year ended December 31, 2002).
4(c)(8)	Letter Agreement, dated as of July 9, 2002, between Elan Corporation, plc and Donal J. Geaney (incorporated by reference to Exhibit 10.2 of the Registration Statement on Form F-3 of Elan Corporation, plc, Registration Statement No. 333-100252, filed with the Commission on October 1, 2002).

Exhibit Number	Description
4(c)(9)	Letter Agreement, dated as of July 9, 2002, between Elan Corporation, plc and Thomas G. Lynch (incorporated by reference to Exhibit 10.3 of the Registration Statement on Form F-3 of Elan Corporation, plc, Registration Statement No. 333-100252, filed with the Commission on October 1, 2002).
4(c)(10)	Employment Agreement, dated as of January 7, 2003, among Elan Pharmaceuticals, Inc., Elan Corporation, plc and G. Kelly Martin (incorporated by reference to the Report of Foreign Issuer on Form 6-K filed with the Commission on February 4, 2003).
8.1	Subsidiaries of Elan Corporation, plc.
10.1	Auditors' Report of KPMG, Chartered Accountants.
10.2	Consent of KPMG, Chartered Accountants.
10.3	Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information incorporated into this Annual Report on Form 20-F by reference to the "Elan Corporation, plc 2003 Annual Report and Form 20-F", filed as an exhibit to its Report of Foreign Issuer on Form 6-K dated April 28, 2004, is attached as an exhibit hereto.
12(a)(1)	Certification of Shane Cooke pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12(a)(2)	Certification of Kelly Martin pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12(a)(3)	Certification of Shane Cooke pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
12(a)(4)	Certification of Kelly Martin pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.