Form 20-F/A
period 2003-12-31
ELAN CORP PLC
filed 2004-10-28
CIK 737572

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

This Amendment No. 1 to Elan Corporation, plc's ("Elan") Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (this "Amendment"), which was filed with the U.S. Securities and Exchange Commission (the "SEC") on April 29, 2004 (the "Form 20-F"), is being filed by Elan solely to amend Items 3, 4, 5, 8 and 18 of the Form 20-F. In connection with a proposed debt offering, this Amendment will be incorporated by reference into an offering circular. In that connection and in accordance with applicable accounting standards, this Amendment:

•	Recasts the segmental information set out in Note 2 to the Consolidated Financial Statements to reflect the new segments established by Elan after it filed the Form 20-F. All prior period information has been restated to reflect this change.

•	Recasts discontinued operations set out in Note 6 to the Consolidated Financial Statements to give effect to those products and businesses which were sold in the period between April 29, 2004 and September 30, 2004. All prior period information has been restated to reflect this change. This revised presentation, which has no impact on the net income or loss for any period presented, was also reflected in the income statement, the reconciliation of Irish GAAP net income to US GAAP net income in Note 33 and in the selected financial data.

•	Restates the 2003 reconciliation of net loss under Irish GAAP to net loss under U.S. GAAP in Note 33 to reduce the reported net loss under U.S. GAAP by US$26.7 million following a reassessment of the amount of net operating loss carry forwards expected to be realized on a probable basis.

•	Adds new footnote 34 to the Consolidated Financial Statements to describe the above changes and certain post balance sheet events.

For the convenience of the reader, this Amendment includes the complete text of all Items of the Form 20-F, including the complete text of Items 3, 4, 5, 8 and 18, as amended. However, other than the amendments described above, no changes have been made to these or any other Items as originally filed. This Amendment continues to speak as of the date of the original filing of the Form 20-F and does not purport to amend, update or restate (other than as described above) the information contained in the Form 20-F filed on April 29, 2004 or reflect any events that have occurred after the Form 20-F was filed.

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information for this Amendment set out below is being incorporated by reference from the "Amended Elan Corporation, plc 2003 Annual Report and Form 20-F" (the "2003 Annual Report") filed as Exhibit 99.1 to Elan's Report of Foreign Issuer on Form 6-K dated October 28, 2004 (the "Form 6-K").

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

Item 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information set forth under the heading "Operating Review—Biopharmaceuticals—Research and Development" on pages 5-10, in the table titled "Pipeline and Products" on page 11, under the heading "Operating Review—Environment—Patents and Intellectual Property Rights" on pages 28-29, under the heading "Financial Review" on pages 31-69, under the heading "Notes Relating to Financial Statements—Note 21 Financial Instruments" on pages 125-129, under the heading "Notes Relating to Financial Statements—Note 23 Commitments and Contingencies" on pages 130-131, and under the heading "Notes Relating to Financial Statements—Note 30 Consolidated Cash Flow Statement" on pages 145-147 of the 2003 Annual Report, filed as an exhibit to the Form 6-K, is incorporated herein by reference.

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

C.    Material Contracts

The information set forth under the heading "Operating Review—Biopharmaceuticals—Research and Development—Antegren (natalizumab)" on pages 5-8, under the heading "Operating Review—Completion of Recovery Plan" on pages 16-23 of the 2003 Annual Report, filed as an exhibit to the Form 6-K, is incorporated herein by reference.

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

Item 19.    EXHIBITS

Exhibit Number	Description
10.1	Auditors' Report of KPMG, Chartered Accountants.
10.2	Consent of KPMG, Chartered Accountants.
10.3	Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information incorporated into this Amendment No. 1 to the Annual Report on Form 20-F by reference to the "Amended Elan Corporation, plc 2003 Annual Report and Form 20-F", filed as Exhibit 99.1 to Elan Corporation, plc's Report of Foreign Issuer on Form 6-K dated October 28, 2004, is attached as an exhibit hereto.
12(a)(1)	Certification of Shane Cooke pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12(a)(2)	Certification of Kelly Martin pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12(a)(3)	Certification of Shane Cooke pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
12(a)(4)	Certification of Kelly Martin pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Elan Corporation, plc

/s/ Shane Cooke Shane Cooke Chief Financial Officer and Executive Vice President

October 28, 2004

Exhibit Index

Exhibit Number	Description
10.1	Auditors' Report of KPMG, Chartered Accountants.
10.2	Consent of KPMG, Chartered Accountants.
10.3	Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information incorporated into this Amendment No. 1 to the Annual Report on Form 20-F by reference to the "Amended Elan Corporation, plc 2003 Annual Report and Form 20-F", filed as Exhibit 99.1 to Elan Corporation, plc's Report of Foreign Issuer on Form 6-K dated October 28, 2004, is attached as an exhibit hereto.
12(a)(1)	Certification of Shane Cooke pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12(a)(2)	Certification of Kelly Martin pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12(a)(3)	Certification of Shane Cooke pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
12(a)(4)	Certification of Kelly Martin pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.