Form 20-F/A
period 2004-12-31
ELAN CORP PLC
filed 2005-09-09
CIK 737572

United States
Securities and Exchange Commission,
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
Item 17     Item 18

Explanatory Note

This Amendment No. 1 to Elan Corporation plc's ("Elan") Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (this "Amendment") is being filed solely to amend Items 5 and 18 and Schedule II. Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (the "Form 20-F") was originally filed with the U.S. Securities and Exchange Commission (the "SEC") on April 11, 2005. This Amendment:

•	Provides additional, expanded disclosure regarding Elan's sales discounts and allowances;

•	Includes additional disclosure regarding segment information set out in Note 31, to the Consolidated Financial Statements; and

•	Includes an amended Schedule II "Valuation and Qualifying Accounts and Reserves" to correct numbers for sales discounts and allowances previously disclosed in the roll forward table.

For the convenience of the reader, this Amendment includes the complete text of all Items of the Form 20-F, including the complete text of Items 5 and 18 and Schedule II, as amended. However, other than the amendments described above, no changes have been made to these or any other Items to the Form 20-F as originally filed. This Amendment continues to speak as of the date of the original filing of the Form 20-F and, except as described above, does not purport to amend or update the information contained in the Form 20-F filed on April 11, 2005, or reflect any events that have occurred after the Form 20-F was filed.

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

This Form 20-F contains forward-looking statements about our financial condition, results of operations and estimates, business prospects and products that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "anticipate", "estimate", "project", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: (1) whether and when we will be able to resume marketing and developing Tysabri® (natalizumab); (2) even if we can resume marketing and developing Tysabri, the potential of Tysabri and the potential for the successful development and commercialization of additional products; (3) the potential of Prialt®(ziconotide intrathecal infusion) as an intrathecal treatment for severe pain; (4) our ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being liquidated to meet our liquidity requirements; (5) whether restrictive covenants in our debt obligations will adversely affect us; (6) competitive developments affecting our products, including the introduction of generic competition following the scheduled loss of patent protection or marketing exclusivity for our products; (7) our ability to protect our patents and other intellectual property; (8) difficulties or delays in manufacturing; (9) trade buying patterns; (10) pricing pressures and uncertainties regarding healthcare reimbursement and reform; (11) the failure to comply with antikickback and false claims laws in the United States; (12) extensive government regulation; (13) risks from potential environmental liabilities; (14) failure to comply with our reporting and payment obligations under Medicaid or other government programs; (15) exposure to product liability risks; (16) an adverse effect that could result from the purported class action lawsuits initiated following the voluntary suspension of the marketing and clinical dosing of Tysabri; (17) the volatility of our stock price; and (18) some of our agreements that may discourage or prevent someone from acquiring us. We assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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

Revenue Recognition— Sales Discounts and Allowances

As described further below and in our significant accounting policies in Note 2 to the Consolidated Financial Statements, we recognize revenue on a gross revenue basis and make various deductions to arrive at net revenue as reported in the Consolidated Statements of Operations. These adjustments are referred to as sales discounts and allowances and are described in detail below. Sales discounts and allowances include charge-backs, managed health care and Medicaid rebates, cash discounts, sales returns and other adjustments. Estimating these sales discounts and allowances is complex and involves significant estimates and judgments, and we use information from both internal and external sources to generate reasonable and reliable estimates. We believe that we have used reasonable judgments in assessing our estimates, and this is borne out by our historical experience. At December 31, 2004, we had total reserves of $22.1 million for sales discounts and allowances, of which approximately 57% and 21% related to Maxipime and Azactam, respectively. We have over six years' experience in relation to these two products.

We do not conduct our sales using the consignment model. All of our product sales transactions are based on normal and customary terms whereby title to the product and substantially all of the risks and rewards transfer to the customer upon either shipment or delivery. Furthermore, we do not have an incentive program which would compensate a wholesaler for the costs of holding inventory above normal inventory levels thereby encouraging wholesalers to hold excess inventory.

(a)    Sales discounts and allowances

We account for sales discounts and allowances in accordance with EITF Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)," and SFAS No. 48, "Revenue Recognition When Right of Return Exists," ("SFAS No. 48") as applicable.

The table below summarizes our sales discounts and allowances to adjust gross revenue to net revenue for each significant category. An analysis of the separate components of our revenue is set out in Note 3 to the Consolidated Financial Statements.

	Years ended December 31,
	2004	2003	2002
	(US$ in millions)
Gross revenue subject to discounts and allowances	291.7	530.1	779.8
Contract manufacturing and royalties	130.9	120.0	118.5
Contract revenue	77.3	98.9	350.7
Amortized revenue – Adalat/Avinza	34.0	34.0	7.8
Co-promotion fees	—	—	62.8
Gross revenue	533.9	783.0	1,319.6
Sales discounts and allowances:
Charge-backs	(24.6)	(27.1)	(22.7)
Managed health care rebates and other contract discounts	(5.1)	(11.0)	(21.3)
Medicaid rebates	(8.2)	(25.7)	(51.3)
Cash discounts	(5.6)	(8.9)	(38.1)
Sales returns	(7.1)	(24.6)	(92.8)
Other adjustments	(1.6)	(0.1)	(0.3)
Total sales discounts and allowances	(52.2)	(97.4)	(226.5)
Net revenue subject to discounts and allowances	239.5	432.7	553.3
Contract manufacturing and royalties	130.9	120.0	118.5
Contract revenue	77.3	98.9	350.7
Amortized revenue – Adalat/Avinza	34.0	34.0	7.8
Co-promotion fees	—	—	62.8
Net revenue	481.7	685.6	1,093.1

Total sales discounts and allowances have decreased from 29.0% of gross revenue subject to discounts and allowances in 2002 to 18.4% in 2003, and to 17.9% in 2004, as detailed in the rollforward below and as further explained in the following paragraphs.

Charge-backs increased as a percentage of gross revenue subject to discounts and allowances from 2.9% in 2002 to 5.1% in 2003, and to 8.4% in 2004. The increase is due primarily to changes in the product mix. Several of our divested products were sold through retail pharmacies (principally Skelaxin, Zonegran and Sonata) and therefore had lower levels of charge-backs in comparison to our retained products.

The reductions in managed health care and Medicaid rebates as a percentage of gross revenue subject to discounts and allowances from year to year are due principally to changes in the product mix. Several of our divested products (principally Skelaxin, Zonegran and Zanaflex) were sold through retail pharmacies and therefore had larger components subject to managed health care and Medicaid rebates. Consequently, due primarily to the divestment of these products, the managed health care and Medicaid rebates as a percentage of gross revenue subject to discounts and allowances have declined from 2.7% and 6.6%, respectively, in 2002, to 2.1% and 4.8% in 2003, and to 1.7% and 2.8% in 2004.

Cash discounts as a percentage of gross revenue subject to discounts and allowances decreased from 4.9% in 2002 to 1.7% in 2003, and to 1.9% in 2004. The decrease is due principally to a change in our discounting strategy during 2002 as we concentrated on improving margins at the expense of volumes for certain of our key product lines.

Sales returns as a percentage of gross revenue subject to discounts and allowances decreased from 11.9% in 2002 to 4.6% in 2003, and to 2.4% in 2004 due to a number of factors, primarily the genericization of a number of our products in 2002 (principally Zanaflex), which increased the provision for returns in that year, and changes in the product mix as a result of product divestments.

The following table sets forth the activities and ending balances of each significant category of adjustments for the sales discounts and allowances (US$ in millions):

	Charge- backs	Managed Health Care Rebates and Other Contract Discounts	Medicaid Rebates	Cash Discounts	Sales Returns	Other Adjustments	Total
Balance at December 31, 2002	$7.2	$11.2	$28.0	$1.9	$72.9	$0.5	$121.7
Provision related to sales made in current period	27.3	11.0	25.7	8.9	17.6	0.1	90.6
Provision related to sales made in prior periods	(0.2)	—	—	—	7.0	—	6.8
Returns and payments	(25.7)	(20.4)	(34.4)	(9.5)	(68.0)	(0.6)	(158.6)
Divestments	0.1	3.1	2.5	—	(1.0)	—	4.7
Balance at December 31, 2003	8.7	4.9	21.8	1.3	28.5	—	65.2
Provision related to sales made in current period	24.4	5.1	8.6	5.6	6.8	1.6	52.1
Provision related to sales made in prior periods	0.2	—	(0.4)	—	0.3	—	0.1
Returns and payments	(24.2)	(6.8)	(23.9)	(6.5)	(19.8)	(0.7)	(81.9)
Divestments	(0.2)	(1.1)	(4.4)	—	(7.2)	(0.5)	(13.4)
Balance at December 31, 2004	$8.9	$2.1	$1.7	$0.4	$8.6	$0.4	$22.1

(b)    Charge-backs

In the United States, we participate in charge-back programs with a number of entities, principally the U.S. Department of Defense, the U.S. Department of Veterans Affairs, Group Purchasing Organizations and other parties whereby pricing on products is extended below wholesaler's list price to participating entities. These entities purchase products through wholesalers at the lower negotiated price, and the wholesalers charge the difference between their acquisition cost and the lower negotiated price back to us. We account for charge-backs by reducing accounts receivable in an amount equal to our estimate of charge-back claims attributable to a sale. We determine our estimate of the charge-backs primarily based on historical experience on a product-by-product and program basis, and current contract prices under the charge-back programs. We consider vendor payments, estimated levels of inventory in the distribution channel, and our claim processing time lag and adjust accounts receivable and revenue periodically throughout each year to reflect actual and future estimated experience.

As described above, there are a number of factors involved in estimating the accrual for charge-backs, but the principal factor relates to our estimate of the levels of inventory in the distribution channel. At December 31, 2004, Maxipime and Azactam represented approximately 90% and 8%, respectively, of the total charge-backs accrual balance of $8.9 million. If we were to increase/(decrease) our estimated level of inventory in the distribution channel by one month's worth of demand for these products, the accrual for charge-backs would increase/(decrease) by approximately $2.2 million. We believe that our estimate of the levels of inventory for Maxipime and Azactam in the distribution channel is reasonable because it is based upon multiple sources of information, including data received from all of the major wholesalers with respect to their inventory levels and sell-through to customers, third-party market research data, and our internal information.

(c)    Managed health care rebates and other contract discounts

We offer rebates and discounts to managed health care organizations in the U.S. We account for managed health care rebates and other contract discounts by establishing an accrual equal to our estimate of the amount attributable to a sale. We determine our estimate of this accrual primarily based on historical experience on a product-by-product and program basis and current contract prices. We consider the sales performance of products subject to managed health care rebates and other contract discounts, processing claim lag time and estimated levels of inventory in the distribution channel, and adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience.

As described above, there are a number of factors involved in estimating this accrual, but the principal factor relates to our estimate of the levels of inventory in the distribution channel. At December 31, 2004, Maxipime and Azactam represented approximately 58% and 24%, respectively, of the total managed health care rebates and other contract discounts accrual balance of $2.1 million. If we were to increase/(decrease) our estimated level of inventory in the distribution channel by one month's worth of demand for these products, the accrual would increase/(decrease) by approximately $0.3 million. We believe that our estimate of the levels of inventory for Maxipime and Azactam in the distribution channel is reasonable because it is based upon multiple sources of information, including data received from all of the major wholesalers with respect to their inventory levels and sell-through to customers, third-party market research data, and our internal information.

(d)    Medicaid rebates

In the United States, we are required by law to participate in state government-managed Medicaid programs as well as certain other qualifying federal and state government programs whereby discounts and rebates are provided to participating state and local government entities. Discounts and rebates provided through these other qualifying federal and state government programs are included in our Medicaid rebate accrual and are considered Medicaid rebates for the purposes of this discussion. We account for Medicaid rebates by establishing an accrual in an amount equal to our estimate of Medicaid rebate claims attributable to a sale. We determine our estimate of the Medicaid rebates accrual primarily based on historical experience regarding Medicaid rebates, legal interpretations of the applicable laws related to the Medicaid and qualifying federal and state government programs, and any new information regarding changes in the Medicaid programs' regulations and guidelines that would impact the amount of the rebates on a product-by-product basis. We consider outstanding Medicaid claims, Medicaid payments, claims processing lag time and estimated levels of inventory in the distribution channel and adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience.

(e)    Cash discounts

In the United States, we offer cash discounts, generally at 2% of the sales price, as an incentive for prompt payment. Prior to our change in discounting strategy during 2002, we also offered additional incentive cash discounts to customers who purchased product between certain time intervals or with certain minimum volumes. While these discounts were designed to encourage volume, they were not in the nature of incentives to compensate wholesalers for holding excess inventory. We discontinued these discounts during the third quarter of 2002 as we took a commercial decision to improve product margins at the expense of volumes. We no longer offer such discounts to any of our customers. Principally, as a consequence of this change in discounting strategy, cash discounts as a percentage of gross revenue subject to discounts and allowances decreased from 4.9% in 2002 to 1.7% in 2003, and 1.9% in 2004. We account for cash discounts by reducing accounts receivable by the full amount of the discounts. We consider payment performance of each customer and adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience.

(f)    Sales returns

We account for sales returns in accordance with SFAS No. 48 by establishing an accrual in an amount equal to our estimate of revenue recorded for which the related products are expected to be returned.

For returns of established products, our sales return accrual is estimated principally based on the historical experience of returns, the estimated shelf life of inventory in the distribution channel, price increases, and our return goods policy (goods may only be returned six months prior to expiration date and for up to twelve months after expiration date). We also take into account product recalls and introductions of generic products. All of these factors are used to adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience.

In the event of a product recall, product discontinuance or introduction of a generic product, we consider a number of factors, including the estimated level of inventory in the distribution channel that could potentially be returned, historical experience, estimates of the severity of generic product impact, estimates of continuing demand and our return goods policy. We consider the reasons for and impact of such actions and adjust the sales returns accrual and revenue as appropriate.

Returns from newly introduced products are significantly more difficult for us to assess. We determine our estimate of the sales return accrual primarily based on the historical sales returns experience of similar products, such as those within the same or similar therapeutic category. We also consider the shelf life of new products and determine whether we believe an adjustment to the sales return accrual is appropriate. The shelf life in connection with new products tends to be shorter than the shelf life for more established products because we may still be developing an optimal manufacturing process for the new product that would lengthen its shelf life, or an amount of launch quantities may have been manufactured in advance of the launch date to ensure sufficient supply exists to satisfy market demand. In those cases, we assess the reduced shelf life, together with estimated levels of inventory in the distribution channel and projected demand, and determine whether we believe an adjustment to the sales return accrual is appropriate. While it is inherently more difficult to assess returns from newly introduced products than from established products, nevertheless in all instances we believe we have been able to gather sufficient information in order to establish reasonable estimates.

As described above, there are a number of factors involved in estimating this accrual, but the principal factor relates to our estimate of the shelf life of inventory in the distribution channel. At December 31, 2004, Maxipime and Azactam represented approximately 35% and 34%, respectively, of the total sales returns accrual balance of $8.6 million. At December 31, 2004, we have estimated the gross revenue value of Maxipime and Azactam inventory in the distribution channel to be approximately $40 million and $17 million, respectively. Assuming inventory leaves the distribution channel on a first-in first-out basis, we have estimated that this distribution channel inventory has a shelf life running to various dates during 2006 (gross revenue value approximately $11 million) and 2007 (gross revenue value approximately $46 million). We believe, based upon both the estimated shelf life and also our historical sales returns experience, that the vast majority of this inventory will be sold prior to its expiration date, and accordingly believe that our sales returns accrual is appropriate.

(g)    Other adjustments

In addition to the significant sales discounts and allowances described above, we make other individually insignificant sales adjustments. We generally account for these other sales discounts and allowances by establishing an accrual in an amount equal to our estimate of the adjustments attributable to the sale. We generally determine our estimates of the accruals for these other adjustments primarily based on historical experience, performance on commitments to government entities and other relevant factors, including estimated levels of inventory in the distribution channel in some cases, and adjust the accruals and revenue periodically throughout each year to reflect actual experience.

(h)    Provisions related to sales made in prior periods

During 2003 we recorded $6.8 million of additional discounts and allowances related to sales made in prior periods, primarily due to the availability of additional information relating to the impact of genericization of a number of our products (principally Zanaflex).

(i)    Divestments

Since the beginning of 2003 we have divested a number of businesses, including principally our primary care franchise, Zonegran and our European sales and marketing business. The divestment adjustments arise primarily as a result of the negotiated terms of these divestments. For example, we have entered into terms that would either extend or limit our liability for discounts and allowances related to the divested businesses. We have accordingly adjusted our discounts and allowances accruals to reflect the terms of the agreements. Divestment adjustments also include post-divestment revisions resulting from the availability of additional information. Divestment adjustments are recorded as part of the gain/(loss) on sale of businesses, and not as an increase or decrease from gross revenue.

(j)    Use of information from external sources

We use information from external sources to estimate our significant sales discounts and allowances. Our estimates of inventory at the wholesalers are based on:

•	The projected prescription demand-based sales for our products and historical inventory experience;

•	Our analysis of third-party information, including written and oral information obtained from all of the major wholesalers with respect to their inventory levels and sell-through to customers, and third-party market research data; and

•	Our internal information.

The inventory information received from wholesalers is a product of their record-keeping process and excludes inventory held by intermediaries to whom they sell, such as retailers and hospitals. We receive information from IMS Health, a supplier of market research to the pharmaceutical industry, which we use to project the prescription demand-based sales for our pharmaceutical products. We also use information from external sources to identify prescription trends and patient demand. Up to 2004, we received inventory pipeline data from IMS Health. Since 2004, IMS Health no longer provides this service and we have been receiving such pipeline data directly from the three major wholesalers (McKesson Corp., Cardinal Health, Inc. and AmerisourceBergen Corp.). Our estimates are subject to inherent limitations of estimates that rely on third-party information, as certain third-party information is itself in the form of estimates, and reflect other limitations including lags between the date as of which third-party information is generated and the date on which we receive such information.

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

Directors' Remuneration

	Year Ended December 31
Executive Directors:	2004 Salary/Fees	2004 Annual Bonus		2004 Pension	2004 Benefit In Kind	2004 Total	2003 Total
G. Kelly Martin	$834,831	$—	(1)	$6,150	$17,271	$858,252	$1,580,540
William Daniel	310,819	238,578		42,912	20,571	612,880	464,191
Total	$1,145,650	$238,578		$49,062	$37,842	$1,471,132	$2,044,731

(1)	Mr. Martin waived his 2004 performance cash bonus and on March 10, 2005 was granted 200,000 stock options with an estimated fair value of $900,000 at an exercise price of $7.47 per share in lieu of his cash bonus. Mr. Martin also received an annual grant of 80,000 stock options on the same date. For additional information on directors' options, please refer to page 69.

	Year Ended December 31
Non-Executive Directors:	2004 Fees	2004 Annual Bonus	2004 Pension	2004 Benefit in Kind	2004 Total	2003 Total
Kyran McLaughlin	$96,250	$—	$—	$—	$96,250	$85,000
Garo H. Armen, PhD.	300,000	—	—	—	300,000	240,000
Brendan E. Boushel	51,250	—	—	—	51,250	40,000
Laurence G. Crowley	76,250	—	—	—	76,250	65,000
Alan R. Gillespie, C.B.E. PhD.	63,750	—	—	—	63,750	53,859
Ann Maynard Gray	88,750	—	—	—	88,750	77,500
John Groom	51,250	—	200,000	—	251,250	240,000
Kieran McGowan	76,250	—	—	—	76,250	65,000
Kevin M. McIntyre, MD.	71,250	—	—	—	71,250	60,000
Dennis J. Selkoe, MD.	51,250	—	—	—	51,250	65,000
Richard L. Thornburgh	71,250	—	—	—	71,250	60,000
Daniel P. Tully(1)	88,750	—	—	—	88,750	77,500
Total	$1,086,250	$—	$200,000	$—	$1,286,250	$1,128,859
Average number of non-executive directors					12	12

(1)	Daniel P. Tully resigned as director on November 1, 2004.

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

Leadership Development and Compensation Committee

The leadership development and compensation committee (the "LDCC"), composed entirely of non-executive directors, reviews our compensation philosophy and policies with respect to executive compensation, fringe benefits and other compensation matters. The committee determines the compensation of the chief executive officer and other executive directors and reviews the compensation of the other members of the executive management. The committee also administers our stock option plans. The members of the committee in 2004 were Mr. McIntyre, chairman, Mr. Crowley, Ms. Gray and Mr. Tully (until November 1, 2004). The LDCC held 12 formal meetings during 2004. On February 3, 2005, Dr. McIntyre stepped down as chairman and Dr. Selkoe was appointed as chairman of the committee and Ms. Gray retired as a member of the committee. Please also refer to the report of the LDCC on pages 67-68.

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

The following table sets forth the high and low sales prices for Z-Series Warrants and CVRs for the periods indicated as reported in published financial sources.

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

Consolidated Financial Statements of Elan Corporation, plc and subsidiaries

Notes to the Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Shareholders of Elan Corporation, plc

We have audited the accompanying consolidated balance sheets of Elan Corporation, plc and subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of operations, shareholders' equity and other comprehensive income/(loss) and cash flows for each of the years in the three-year period ended December 31, 2004. We have also audited the accompanying financial statement schedule. These Consolidated Financial Statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these Consolidated Financial Statements and the financial statement schedule based on our audits.

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

In the fiscal years prior to 2004, the Company prepared its financial statements in conformity with accounting principles generally accepted in Ireland ("Irish GAAP"), and presented in a footnote to such financial statements a reconciliation of shareholders' equity and net income under Irish GAAP to shareholders' equity and net income under U.S. GAAP. As disclosed in Note 2, "Restatements", to the Consolidated Financial Statements, shareholders' equity and net loss under U.S. GAAP for the years ended December 31, 2003 and 2002, as previously disclosed, have been restated to reflect the correction of an error in accounting for an insurance program that did not involve risk transfer and an error in accounting for the income tax effect of net operating loss carryforwards. As disclosed in Note 2, "Restatements", to the Consolidated Financial Statements, the segmental disclosures in Note 31 have been restated by including a table titled "Revenue analysis by segment".

KPMG
Dublin, Ireland
April 8, 2005, except for Note 2(d) Restatements—Segmental Disclosures, the table titled "Revenue analysis by segment" in Note 31 and Schedule II, which are as of September 9, 2005

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

Segmental Disclosures

In our 2004 Form 20-F/A we have restated our segmental disclosures by including a table titled "Revenue analysis by segment" as required by paragraph 37 of SFAS 131 "Disclosures about Segments of an Enterprise and Related Information".

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

Revenue by region (by destination of customers)

	2004	2003	2002
	(in millions)
Region:
Ireland	$17.2	$24.3	$33.0
United States	401.3	527.7	775.7
Rest of World	63.2	133.6	284.4
Total revenue	$481.7	$685.6	$1,093.1

Distribution of operating loss by region

	2004	2003	2002
	(in millions)
Ireland	$(56.5)	$(264.8)	$(492.4)
United States	(172.7)	(35.5)	(101.8)
Rest of World	(72.9)	(60.2)	(14.5)
Total operating loss	$(302.1)	$(360.5)	$(608.7)

Total assets by region

	2004	2003
	(in millions)
Ireland	$827.7	$906.1
United States	780.6	872.1
Bermuda	1,326.9	1,084.9
Rest of World	40.7	166.7
Total assets	$2,975.9	$3,029.8

Property, plant and equipment by region

	2004	2003
	(in millions)
Ireland	$238.0	$223.5
United States	105.6	143.5
Bermuda	0.1	0.1
Rest of World	2.5	2.0
Total property, plant and equipment	$346.2	$369.1

Major customers

The following three customers each contributed 10% or more of our operating revenue for 2004, 2003 and 2002:

	2004	2003	2002
McKesson Corporation	19%	18%	15%
AmerisourceBergen	19%	17%	16%
Cardinal Health	18%	22%	17%

No other customer accounted for more than 10% of our revenue in 2004, 2003 or 2002.

Revenue analysis by segment

	Biopharmaceuticals			GS&O			Total
	2004	2003	2002	2004	2003	2002	2004	2003	2002
	(US$ in millions)
Product revenue:
Retained products
Maxipime	117.5	109.1	79.2	—	—	—	117.5	109.1	79.2
Azactam	50.6	45.1	33.0	—	—	—	50.6	45.1	33.0
Tysabri	6.4	—	—	—	—	—	6.4	—	—
Contract manufacturing and royalties	15.3	12.4	9.4	115.6	107.6	109.1	130.9	120.0	118.5
Total retained products' revenue	189.8	166.6	121.6	115.6	107.6	109.1	305.4	274.2	230.7
Amortized revenue — Adalat/Avinza	—	—	—	34.0	34.0	7.8	34.0	34.0	7.8
Divested products
European business	10.5	89.0	81.7	—	—	—	10.5	89.0	81.7
Zonegran	41.2	80.7	43.1	—	—	—	41.2	80.7	43.1
Skelaxin	—	60.2	145.4	—	—	—	—	60.2	145.4
Sonata	—	48.2	92.5	—	—	—	—	48.2	92.5
Zanaflex	7.7	(5.2)	56.8	—	—	—	7.7	(5.2)	56.8
Other	5.6	5.6	21.6	—	—	—	5.6	5.6	21.6
Total divested products revenue	65.0	278.5	441.1	—	—	—	65.0	278.5	441.1
Co-promotion fees	—	—	62.8	—	—	—	—	—	62.8
Total product revenue	254.8	445.1	625.5	149.6	141.6	116.9	404.4	586.7	742.4
Contract revenue:
License fees	13.4	27.6	5.0	4.2	22.0	229.7	17.6	49.6	234.7
Risk-sharing arrangements	—	—	37.2	—	—	—	—	—	37.2
Research revenues/milestones	6.9	7.0	20.8	52.8	42.3	58.0	59.7	49.3	78.8
Total contract revenue	20.3	34.6	63.0	57.0	64.3	287.7	77.3	98.9	350.7

Total revenue	$275.1	$479.7	$688.5	$206.6	$205.9	$404.6	$481.7	$685.6	$1,093.1

Analysis by segment

	Biopharmaceuticals			GS&O			Total
	2004	2003	2002	2004	2003	2002	2004	2003	2002
	(in millions)			(in millions)			(in millions)
Revenue	$275.1	$479.7	$688.5	$206.6	$205.9	$404.6	$481.7	$685.6	$1,093.1
Gain (loss) on sale of businesses	$41.2	$271.2	$—	$3.0	$(3.4)	$—	$44.2	$267.8	$—
Depreciation and amortization (i)	$78.8	$90.3	$89.8	$42.4	$43.2	$45.8	$121.2	$133.5	$135.6
Restructuring and other charges, net (ii)	$0.2	$343.7	$319.1	$1.3	$13.9	$127.0	$1.5	$357.6	$446.1
Operating income/ (loss) (iii)	$(253.2)	$(318.1)	$(582.8)	$14.2	$5.7	$32.9	$(239.0)	$(312.4)	$(549.9)
Capital expenditures (iv)	$17.1	$12.3	$51.0	$41.8	$22.2	$129.1	$58.9	$34.5	$180.1

(i) Reconciliation of depreciation & amortization (in millions):

	2004	2003	2002
Segmental depreciation and amortization	$121.2	$133.5	$135.6
Corporate depreciation and amortization	1.2	2.4	2.7
	$122.4	$135.9	$138.3

(ii) Reconciliation of restructuring and other charges (in millions):

	2004	2003	2002
Segmental other charges	$1.5	$357.6	$446.1
Corporate other charges	58.3	45.6	54.6
Restructuring and other charges, net	$59.8	$403.2	$500.7

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

Item 19. Exhibits.

EXHIBIT NUMBER	DESCRIPTION
1.1	Memorandum and Articles of Association of Elan Corporation, plc (incorporated by reference to Exhibit 3 of the Registration Statement on Form 8-A/A3 of Elan Corporation, plc (SEC File No. 001-13896) filed with the Commission on December 6, 2004).
2(b)(1)	Indenture, dated as of February 21, 2001, among Athena Neurosciences Finance, LLC, as Issuer, Elan Corporation, plc, as Guarantor, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.11 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc, filed with the Commission on February 21, 2001).
2(b)(2)	First Supplemental Indenture, dated as of February 21, 2001, among Athena Neurosciences Finance, LLC, as Issuer, Elan Corporation, plc, as Guarantor, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.12 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc, filed with the Commission on February 21, 2001).
2(b)(3)	Second Supplemental Indenture dated as of November 16, 2004 among Athena Neurosciences Finance, LLC, as Issuer, Elan Corporation, plc, as Guarantor, the Subsidiary Guarantors identified therein, as Subsidiary Guarantors, and The Bank of New York, as Trustee, to Indenture as supplemented by First Supplemental Indenture, each dated as of February 21, 2001, and each among Athena Neurosciences Finance, LLC, as Issuer, Elan Corporation, plc, as Guarantor, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 99.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc, filed with the Commission on November 19, 2004).
2(b)(4)	Form of Senior Note (incorporated by reference to Exhibit 4.13 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc, filed with the Commission on February 21, 2001).
2(b)(5)	Indenture, dated as of November 10, 2003, by and among Elan Capital Corp., Ltd., Elan Corporation, plc and The Bank of New York, as Trustee (incorporated by reference to Exhibit 99.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc, filed with the Commission on November 12, 2003).
2(b)(6)	Indenture dated as of November 16, 2004, among Elan Finance public limited company, Elan Finance Corp., Elan Corporation, plc, the Subsidiary Note Guarantors party thereto and The Bank of New York, as Trustee (incorporated by reference to Exhibit 99.2 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on November 19, 2004).
4(a)(1)	Antegren Development and Marketing Collaboration Agreement, dated as of August 15, 2000, by and between Biogen, Inc. and Elan Pharma International Limited (incorporated by reference to Exhibit 4(a)(1) of Elan Corporation, plc's Annual Report on Form 20-F for the fiscal year ended December 31, 2002).
4(a)(2)	Amended and Restated Asset Purchase Agreement, dated as of May 19, 2003, by and among Elan Corporation, plc, Elan Pharma International Limited, Elan Pharmaceuticals, Inc., King Pharmaceuticals, Inc., Jones Pharma Incorporated and Monarch Pharmaceuticals, Inc. (incorporated by reference to Exhibit 4(a)(3) of Elan Corporation, plc's Annual Report on Form 20-F for the fiscal year ended December 31, 2002).
4(c)(1)	Elan Corporation, plc 1999 Stock Option Plan (2001 Amendment) (incorporated by reference to Exhibit 4(c)(1) of Elan Corporation, plc's Annual Report on Form 20-F for the fiscal year ended December 31, 2001).
4(c)(2)	Elan Corporation, plc 1998 Long-Term Incentive Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(2) of Elan Corporation, plc's Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

EXHIBIT NUMBER	DESCRIPTION
4(c)(3)	Elan Corporation, plc 1996 Long-Term Incentive Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(3) of Elan Corporation, plc's Annual Report on Form 20-F for the fiscal year ended December 31, 2001).
4(c)(4)	Elan Corporation, plc 1996 Consultant Option Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(4) of Elan Corporation, plc's Annual Report on Form 20-F for the fiscal year ended December 31, 2001).
4(c)(5)	Elan Corporation, plc Employee Equity Purchase Plan (U.S.).*
4(c)(6)	Elan Corporation, plc Employee Equity Purchase Plan Irish Sharesave Option Scheme.*
4(c)(7)	Elan Corporation, plc Employee Equity Purchase Plan U.K. Sharesave Plan.*
4(c)(8)	Elan U.S. Severance Plan*
4(c)(9)	Consulting Agreement, dated as of July 1, 1986, between Dr. Dennis J. Selkoe and Athena Neurosciences, Inc. (incorporated by reference to Exhibit 4(c)(5) of Elan Corporation, plc's Annual Report on Form 20-F for the fiscal year ended December 31, 2002).
4(c)(10)	Letter Agreement, dated as of February 12, 2002, between John Groom and Elan Corporation, plc (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form F-3 of Elan Corporation, plc, Registration Statement No. 333-100252, filed with the Commission on October 1, 2002).
4(c)(11)	Consulting Agreement, dated as of April 1, 2002, between Dr. Dennis J. Selkoe and Elan Pharmaceuticals, Inc. (incorporated by reference to Exhibit 4(c)(7) of Elan Corporation, plc's Annual Report on Form 20-F for the fiscal year ended December 31, 2002).
4(c)(12)	Employment Agreement, dated as of January 7, 2003, among Elan Pharmaceuticals, Inc., Elan Corporation, plc and G. Kelly Martin, (incorporated by reference to the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc, filed with the Commission on February 4, 2003).
8.1	Subsidiaries of Elan Corporation, plc.*
10.1	Report of Independent Registered Public Accounting Firm, KPMG
10.2	Consent of Independent Registered Public Accounting Firm, KPMG
12.1	Certification of G. Kelly Martin pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Shane Cooke pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of G. Kelly Martin pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Shane Cooke pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Previously filed.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused the undersigned to sign this annual report on our behalf by the undersigned thereunto duly authorized.

Elan Corporation, plc

Date: September 9, 2005	/s/ SHANE COOKE
Shane Cooke
Executive Vice President andChief Financial Officer

Elan Corporation, plc

Schedule II

Valuation and Qualifying Accounts and Reserves
Years ended December 31, 2004, 2003 and 2002
(in millions)

Description	Balance at Beginning of Year	Additions	Deductions(1)	Divestments(2)	Balance at End of Year
Allowance for doubtful accounts (3):
Years ended December 31, 2004	$11.6	$1.7	$(7.8)	—	$5.5
Years ended December 31, 2003	$23.1	$7.5	$(19.0)	—	$11.6
Years ended December 31, 2002	$15.0	$20.8	$(12.7)	—	$23.1

Sales discounts and allowances (4):
Years ended December 31, 2004	$65.2	$52.2	$(81.9)	$(13.4)	$22.1
Years ended December 31, 2003	$121.7	$97.4	$(158.6)	$4.7	$65.2
Years ended December 31, 2002	$39.2	$226.5	$(144.0)	—	$121.7

(1)	Represents amounts written off or returned against the allowance or reserves, or returned against earnings. Deductions to sales discounts and allowances relate to sales returns and payments.

(2)	Since the beginning of 2003 we have divested a number of businesses, including principally our primary care franchise, Zonegran and our European sales and marketing business. The divestment adjustments arise primarily as a result of the negotiated terms of these divestments. For example, we have entered into terms that would either extend or limit our liability for discounts and allowances related to the divested businesses. We have accordingly adjusted our discounts and allowances accruals to reflect the terms of the agreements. Divestment adjustments also include post-divestment revisions resulting from the availability of additional information. Divestment adjustments are recorded as part of the gain/(loss) on sale of businesses, and not as an increase or decrease from gross revenue.

(3)	Additions to allowance for doubtful accounts are recorded as an expense.

(4)	Additions to sales discounts and allowances are recorded as a reduction of revenue.

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
1.1	Memorandum and Articles of Association of Elan Corporation, plc (incorporated by reference to Exhibit 3 of the Registration Statement on Form 8-A/A3 of Elan Corporation, plc (SEC File No. 001-13896) filed with the Commission on December 6, 2004).
2(b)(1)	Indenture, dated as of February 21, 2001, among Athena Neurosciences Finance, LLC, as Issuer, Elan Corporation, plc, as Guarantor, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.11 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc, filed with the Commission on February 21, 2001).
2(b)(2)	First Supplemental Indenture, dated as of February 21, 2001, among Athena Neurosciences Finance, LLC, as Issuer, Elan Corporation, plc, as Guarantor, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.12 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc, filed with the Commission on February 21, 2001).
2(b)(3)	Second Supplemental Indenture dated as of November 16, 2004 among Athena Neurosciences Finance, LLC, as Issuer, Elan Corporation, plc, as Guarantor, the Subsidiary Guarantors identified therein, as Subsidiary Guarantors, and The Bank of New York, as Trustee, to Indenture as supplemented by First Supplemental Indenture, each dated as of February 21, 2001, and each among Athena Neurosciences Finance, LLC, as Issuer, Elan Corporation, plc, as Guarantor, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 99.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc, filed with the Commission on November 19, 2004).
2(b)(4)	Form of Senior Note (incorporated by reference to Exhibit 4.13 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc, filed with the Commission on February 21, 2001).
2(b)(5)	Indenture, dated as of November 10, 2003, by and among Elan Capital Corp., Ltd., Elan Corporation, plc and The Bank of New York, as Trustee (incorporated by reference to Exhibit 99.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc, filed with the Commission on November 12, 2003).
2(b)(6)	Indenture dated as of November 16, 2004, among Elan Finance public limited company, Elan Finance Corp., Elan Corporation, plc, the Subsidiary Note Guarantors party thereto and The Bank of New York, as Trustee (incorporated by reference to Exhibit 99.2 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on November 19, 2004).
4(a)(1)	Antegren Development and Marketing Collaboration Agreement, dated as of August 15, 2000, by and between Biogen, Inc. and Elan Pharma International Limited (incorporated by reference to Exhibit 4(a)(1) of Elan Corporation, plc's Annual Report on Form 20-F for the fiscal year ended December 31, 2002).
4(a)(2)	Amended and Restated Asset Purchase Agreement, dated as of May 19, 2003, by and among Elan Corporation, plc, Elan Pharma International Limited, Elan Pharmaceuticals, Inc., King Pharmaceuticals, Inc., Jones Pharma Incorporated and Monarch Pharmaceuticals, Inc. (incorporated by reference to Exhibit 4(a)(3) of Elan Corporation, plc's Annual Report on Form 20-F for the fiscal year ended December 31, 2002).
4(c)(1)	Elan Corporation, plc 1999 Stock Option Plan (2001 Amendment) (incorporated by reference to Exhibit 4(c)(1) of Elan Corporation, plc's Annual Report on Form 20-F for the fiscal year ended December 31, 2001).
4(c)(2)	Elan Corporation, plc 1998 Long-Term Incentive Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(2) of Elan Corporation, plc's Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

EXHIBIT NUMBER	DESCRIPTION
4(c)(3)	Elan Corporation, plc 1996 Long-Term Incentive Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(3) of Elan Corporation, plc's Annual Report on Form 20-F for the fiscal year ended December 31, 2001).
4(c)(4)	Elan Corporation, plc 1996 Consultant Option Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(4) of Elan Corporation, plc's Annual Report on Form 20-F for the fiscal year ended December 31, 2001).
4(c)(5)	Elan Corporation, plc Employee Equity Purchase Plan (U.S.).*
4(c)(6)	Elan Corporation, plc Employee Equity Purchase Plan Irish Sharesave Option Scheme.*
4(c)(7)	Elan Corporation, plc Employee Equity Purchase Plan U.K. Sharesave Plan.*
4(c)(8)	Elan U.S. Severance Plan*
4(c)(9)	Consulting Agreement, dated as of July 1, 1986, between Dr. Dennis J. Selkoe and Athena Neurosciences, Inc. (incorporated by reference to Exhibit 4(c)(5) of Elan Corporation, plc's Annual Report on Form 20-F for the fiscal year ended December 31, 2002).
4(c)(10)	Letter Agreement, dated as of February 12, 2002, between John Groom and Elan Corporation, plc (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form F-3 of Elan Corporation, plc, Registration Statement No. 333-100252, filed with the Commission on October 1, 2002).
4(c)(11)	Consulting Agreement, dated as of April 1, 2002, between Dr. Dennis J. Selkoe and Elan Pharmaceuticals, Inc. (incorporated by reference to Exhibit 4(c)(7) of Elan Corporation, plc's Annual Report on Form 20-F for the fiscal year ended December 31, 2002).
4(c)(12)	Employment Agreement, dated as of January 7, 2003, among Elan Pharmaceuticals, Inc., Elan Corporation, plc and G. Kelly Martin, (incorporated by reference to the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc, filed with the Commission on February 4, 2003).
8.1	Subsidiaries of Elan Corporation, plc.*
10.1	Report of Independent Registered Public Accounting Firm, KPMG
10.2	Consent of Independent Registered Public Accounting Firm, KPMG
12.1	Certification of G. Kelly Martin pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Shane Cooke pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of G. Kelly Martin pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Shane Cooke pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Previously filed.