Form 20-F
period 2005-12-31
ELAN CORP PLC
filed 2006-03-30
CIK 737572

UNITED STATES SECURITIES AND EXCHANGE COMMISSION,
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2005
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number: 001-13896

Elan Corporation, plc
(Exact name of Registrant as specified in its charter)

Ireland (Jurisdiction of incorporation or organization)	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland. (Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered

American Depositary Shares (ADSs), representing Ordinary Shares,	New York Stock Exchange
Par value €0.05 each (Ordinary Shares) Ordinary Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 429,790,036 Ordinary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☑     No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐     No ☑

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:  Yes ☑     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer  ☑     Accelerated filer  ☐     Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow:  Item 17 ☐     Item 18 ☑

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):  Yes ☐     No ☑

General

As used herein, “we”, “our”, “us”, “Elan” and the “Company” refer to Elan Corporation, plc (public limited company) and its consolidated subsidiaries, unless the context requires otherwise. All product names appearing in italics are trademarks of Elan. Non-italicized product names are trademarks of other companies.

Prior to the 2004 fiscal year, we prepared our Consolidated Financial Statements, incorporated by reference on our historical Form 20-F, in conformity with Irish generally accepted accounting principles (Irish GAAP). Beginning with our 2004 fiscal year, we adopted accounting principles generally accepted in the United States (U.S. GAAP) as the basis for the preparation of our Consolidated Financial Statements. Accordingly, our Consolidated Financial Statements contained in this Form 20-F are prepared on the basis of U.S. GAAP for all periods presented.

We also prepared separate Consolidated Financial Statements, included in our Annual Report, in accordance with International Financial Reporting Standards (IFRS), which differ in certain significant respects from U.S. GAAP. The Consolidated Financial Statements included in our Annual Report have been prepared for the first time for the year ended December 31, 2005 under IFRS. Comparative information, which was previously presented under Irish GAAP for the year ended December 31, 2004, has been restated under IFRS. The Annual Report under IFRS, which includes a reconciliation of previously reported Irish GAAP financial information to IFRS, is a separate document from this Form 20-F.

Unless otherwise indicated, our Consolidated Financial Statements and other financial data contained in this Form 20-F are presented in United States dollars ($). We prepare our Consolidated Financial Statements on the basis of a calendar fiscal year beginning on January 1 and ending on December 31. References to a fiscal year in this Form 20-F shall be references to the fiscal year ending on December 31 of that year. In this Form 20-F, financial results and operating statistics are, unless otherwise indicated, stated on the basis of such fiscal years.

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

This Form 20-F contains forward-looking statements about our financial condition, results of operations and estimates, business prospects and products that involve substantial risks and uncertainties. These statements can be identified by the fact that they use words such as “anticipate”, “estimate”, “project”, “intend”, “plan”, “believe” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: (1) whether and when we will be able to resume marketing and developing Tysabri® (natalizumab); (2) even if we can resume marketing and developing Tysabri, the potential of Tysabri and the potential for the successful development and commercialization of additional products; (3) the potential of Prialttm (ziconotide intrathecal infusion) as an intrathecal treatment for severe pain; (4) our ability to maintain sufficient cash, cash equivalents, and investments and other assets capable of being liquidated to meet our liquidity requirements; (5) whether restrictive covenants in our debt obligations will adversely affect us; (6) competitive developments affecting our products, including the introduction of generic competition following the scheduled loss of patent protection or marketing exclusivity for our products; (7) our ability to protect our patents and other intellectual property; (8) difficulties or delays in manufacturing; (9) trade buying patterns; (10) pricing pressures and uncertainties regarding healthcare reimbursement and reform; (11) the failure to comply with anti-kickback and false claims laws in the United States; (12) extensive government regulation; (13) risks from potential environmental liabilities; (14) failure to comply with our reporting and payment obligations under Medicaid or other government programs; (15) exposure to product liability risks; (16) an adverse effect that could result from the purported class action lawsuits initiated following the voluntary suspension of the marketing and clinical dosing of Tysabri; (17) the volatility of our stock price; and (18) some of our agreements that may discourage or prevent someone from acquiring us. We assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Part I

Item 1.	Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2.	Offer Statistics and Expected Timetable.

Not applicable.

Item 3.	Key Information.

A.	Selected Financial Data

The selected financial data set forth below is derived from our Consolidated Financial Statements and should be read in conjunction with, and is qualified by reference to, Item 5. “Operating and Financial Review and Prospects” and our Consolidated Financial Statements and related notes thereto, included elsewhere in this Form 20-F.

Years Ended December 31,	2005		2004		2003		2002		2001
	(In millions, except per share data)

Income Statement Data:
Total revenue	$490.3		$481.7		$685.6		$1,093.1		$1,576.3
Operating income/(loss)	$(198.5	)(1)	$(302.1	)(2)	$(360.5	)(3)	$(608.7	)(4)	$268.5	(5)
Net income/(loss) from continuing operations before cumulative effect of changes in accounting principles	$(384.2)		$(413.7)		$(474.6)		$(2,169.6)		$285.0
Net income/(loss) from discontinued operations before cumulative effect of changes in accounting principles	0.6		19.0		(31.5)		(188.6)		(20.3)
Cumulative effect of changes in accounting principles	—		—		—		—		7.8

Net income/(loss)	$(383.6	)(6)	$(394.7	)(2)	$(506.1	)(7)	$(2,358.2	)(8)	$272.5	(5)
Basic earnings/(loss) per Ordinary Share(9)
from continuing operations	$(0.93)		$(1.06)		$(1.33)		$(6.20)		$0.85
from discontinued operations	—		0.05		(0.09)		(0.54)		(0.06)
cumulative effect of changes in accounting principles	—		—		—		—		0.02

Total basic earnings/(loss) per Ordinary Share	$(0.93)		$(1.01)		$(1.42)		$(6.74)		$0.81	(10)
Diluted earnings/(loss) per Ordinary Share(9)
from continuing operations	$(0.93)		$(1.06)		$(1.33)		$(6.20)		$0.79
from discontinued operations	—		0.05		(0.09)		(0.54)		(0.06)
cumulative effect of changes in accounting principles	—		—		—		—		0.02

Total diluted earnings/(loss) per Ordinary Share	$(0.93)		$(1.01)		$(1.42)		$(6.74)		$0.76	(10)

December 31,	2005	2004	2003	2002	2001
	(In millions)

Balance Sheet Data:
Cash and cash equivalents	$1,080.7	$1,347.6	$778.2	$984.5	$1,478.5
Restricted cash	$24.9	$192.7	$33.1	$29.4	$120.9
Current marketable investment securities	$10.0	$65.5	$349.4	$450.6	$943.3
Total assets	$2,340.9	$2,975.9	$3,029.8	$4,031.7	$6,840.4
Long term and convertible debt	$2,017.2	$2,260.0	$1,500.0	$1,046.3	$2,227.4
Total Shareholders’ equity	$16.9	$205.0	$617.9	$843.1	$3,211.0
Weighted-average number of shares outstanding — Basic	413.5	390.1	356.0	349.7	336.0
Weighted-average number of shares outstanding — Diluted	413.5	390.1	356.0	349.7	359.3

(1)	After net other charges of $4.4 million, primarily relating to net severance, relocation, exit costs and other of $14.4 million, offset by a credit of $10.0 million primarily associated with a litigation settlement; and after a $103.4 million net gain on sale of businesses.

(2)	After net other charges of $59.8 million, primarily relating to the settlement of the Securities and Exchange Commission (SEC) investigation and the shareholder class action lawsuit of $56.0 million; and after a $44.2 million net gain on sale of businesses.

(3)	After net other charges of $403.2 million, primarily relating to asset impairments of $32.6 million, severance, relocation and exit costs of $29.7 million, EPIL III/EPIL II waiver fee of $16.8 million, and the purchase of royalty rights of $297.6 million; and after a net gain of $267.8 million on the sale of businesses and repurchase of debt.

(4)	After net other charges of $500.7 million, primarily relating to asset impairments of $266.1 million, severance, relocation and exit costs of $77.8 million and the purchase of royalty rights of $121.0 million, partially offset by a gain of $37.7 million on the repurchase of debt.

(5)	After net other charges of $323.3 million, primarily relating to asset impairments of $209.0 million and severance, relocation and exit costs of $115.0 million.

(6)	After net charges of $4.4 million, primarily relating to net severance, relocation, exit costs and other of $14.4 million, offset by a credit of $10.0 million primarily associated with a litigation settlement; a $103.4 million net gain on sale of businesses; and after a net charge of $51.8 million on the retirement of debt.

(7)	After net other charges of $403.2 million, primarily relating to asset impairments of $32.6 million, severance, relocation and exit costs of $29.7 million and the purchase of royalty rights of $297.6 million, offset by a net gain of $267.8 million on the sale of businesses and repurchase of debt; and after charges of $136.5 million, primarily relating to investments and the guarantee issued to the noteholders of Elan Pharmaceutical Investments II, Ltd. (EPIL II).

(8)	After net other charges of $500.7 million, primarily relating to asset impairments of $266.1 million, severance, relocation and exit costs of $77.8 million and the purchase of royalty rights of $121.0 million, partially offset by a gain of $37.7 million on the repurchase of debt; and after charges of $1,443.0 million, primarily relating to investment impairments and the guarantee issued to the noteholders of EPIL II.

(9)	Earnings per share is based on the weighted average number of outstanding Ordinary Shares and the effect of potential dilutive securities including options, warrants and convertible securities.

(10)	Basic and diluted earnings per share for 2001 would have been $0.90 and $0.84, respectively, if goodwill was not amortized for that year. This disclosure is provided as SFAS No. 142, “Goodwill and Other Intangible Assets,” (SFAS 142), which was adopted in 2002, no longer requires the amortization of goodwill.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

In February 2005, Elan and Biogen Idec, Inc. (Biogen Idec) voluntarily suspended the marketing and clinical dosing of Tysabri. This decision was based on reports of two serious adverse events, one of which was fatal, in patients treated with Tysabri in combination with Biogen Idec’s product Avonex® (Interferon beta-1A) in clinical trials. These events involved two cases of progressive multifocal leukoencephalopathy (PML), a rare and potentially fatal, demyelinating disease of the central nervous system. In March 2005, the companies announced that a patient who had received eight infusions of Tysabri in a Crohn’s disease trial had died of PML in December 2003. The case had originally been reported by a clinical trial investigator as malignant astrocytoma.

Elan and Biogen Idec completed a comprehensive safety evaluation in October 2005 of more than 3,000 Tysabri patients in collaboration with clinical trial investigators and leading experts in PML and neurology. The results of the safety evaluation identified no new confirmed cases of PML beyond the three previously reported.

In September 2005, Elan and Biogen Idec submitted to the U.S. Food and Drug Administration (FDA) a supplemental Biologics License Application (sBLA) for Tysabri, which the FDA subsequently designated for Priority Review. On March 7-8, 2006, the Peripheral and Central Nervous System (PCNS) Drugs Advisory Committee of the FDA reviewed and voted unanimously to recommend that Tysabri be reintroduced as a treatment for relapsing forms of multiple sclerosis (MS). On March 21, 2006, we and Biogen Idec were informed by the FDA that the agency would extend its regulatory review of Tysabri by up to 90 days in order to complete a full review of the Tysabri risk management plan. Under the revised timeline, we anticipate an action from the FDA about the reintroduction of Tysabri as a treatment for relapsing forms of MS on or before June 28, 2006.

If it is determined that PML is caused by Tysabri, if there are more such serious adverse events in patients treated with Tysabri or if we cannot obtain sufficient information to understand the risks associated with Tysabri, then we would be seriously and adversely affected. Further, if we cannot resume marketing Tysabri, or if we face a substantial delay in the resumption of marketing Tysabri, then we will be materially and adversely affected.

Our future success depends upon the successful development and commercialization of Tysabri and the successful development of additional products. If Tysabri is not commercially successful, we will be materially and adversely affected.

Excluding Tysabri, we market three products and have two potential programs in clinical development. The two programs are in the early stages of clinical development. Our future success depends upon the successful commercialization of Tysabri and the development and the successful commercialization of additional products.

Even if we can reintroduce Tysabri to the market, uncertainty created by the serious adverse events that have occurred or may occur, or restrictive labelling changes that may be mandated by regulatory agencies, may significantly impair the commercial potential for Tysabri.

We commit substantial resources to our research and development (R&D) activities, including collaborations with third parties such as Biogen Idec with respect to Tysabri. We expect to commit significant cash resources to the development and the commercialization of Tysabri and to the other products in our development pipeline. We cannot assure you that these investments will be successful.

In the pharmaceutical industry, the R&D process is lengthy and involves a high degree of risk and uncertainty. This process is conducted in various stages and, during each stage, there is a substantial risk that products in our

R&D pipeline, including Tysabri, and product candidates from our Alzheimer’s disease research programs, will experience difficulties, delays or failures. A number of factors could affect our ability to successfully develop and commercialize products, including our ability to:

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

At December 31, 2005, we had $2,017.2 million of debt. At such date, we had cash and cash equivalents and restricted cash of $1,105.6 million. Our substantial indebtedness could have important consequences to us. For example, it could:

•	Increase our vulnerability to general adverse economic and industry conditions;

•	Require us to dedicate a substantial portion of our cash flow from operations to payments on indebtedness, thereby reducing the availability of our cash flow to fund R&D, working capital, capital expenditures, acquisitions, investments and other general corporate purposes;

•	Limit our flexibility in planning for, or reacting to, changes in our businesses and the markets in which we operate;

•	Place us at a competitive disadvantage compared to our competitors that have less debt; and

•	Limit our ability to borrow additional funds.

We estimate that we have sufficient cash, liquid resources and current assets and investments to meet our liquidity requirements for at least the next twelve months. Although we expect to continue to incur operating losses in 2006, in making our liquidity estimates, we have also assumed a certain level of operating performance. Our future operating performance will be affected by general economic, financial, competitive, legislative, regulatory and business conditions and other factors, many of which are beyond our control. If our future operating performance does not meet our expectations, including our failure to reintroduce and commercialize Tysabri on a timely basis, then we could be required to obtain additional funds. If our estimates are incorrect or are not consistent with actual future developments and we are required to obtain additional funds, then we may not be able to obtain those funds on commercially reasonable terms, or at all, which would have a material adverse effect on our financial condition. In addition, if we are not able to generate sufficient liquidity from operations, we may be forced to curtail programs, sell assets or otherwise take steps to reduce expenses. Any of these steps may have a material adverse effect on our prospects.

Restrictive covenants in our debt instruments restrict or prohibit our ability to engage in or enter into a variety of transactions, which could adversely affect us.

The agreements governing some of our outstanding indebtedness contain various restrictive covenants that limit our financial and operating flexibility. The covenants do not require us to maintain or adhere to any specific financial ratio, but do restrict within certain limits our ability to, among other things:

•	Incur additional debt;

•	Create liens;

•	Enter into certain transactions with related parties;

•	Enter into certain types of investment transactions;

•	Engage in certain asset sales or sale and leaseback transactions;

•	Pay dividends; and

•	Consolidate, merge with, or sell substantially all our assets to, another entity.

The breach of any of these covenants may result in a default under the applicable agreement, which could result in the indebtedness under the agreement becoming immediately due and payable. Any such acceleration would result in a default under our other indebtedness subject to cross-acceleration provisions. If this were to occur, we might not be able to pay our debts or obtain sufficient funds to refinance them on reasonable terms, or at all. In addition, complying with these covenants may make it more difficult for us to successfully execute our business strategies and compete against companies not subject to similar constraints.

Our industry and the markets for our products are highly competitive.

The pharmaceutical industry is highly competitive. Our principal pharmaceutical competitors consist of major international companies, many of whom are larger and have greater financial resources, technical staff, manufacturing, R&D and marketing capabilities than Elan. We also compete with smaller research companies and generic drug manufacturers.

A drug may be subject to competition from alternative therapies during the period of patent protection or regulatory exclusivity and, thereafter, it may be subject to further competition from generic products. The price of pharmaceutical products typically declines as competition increases.

Our product Azactamtm (aztreonam for injection, USP) lost its basic U.S. patent protection in October 2005. We expect that Azactam will be subject to generic competition in 2006 and that our sales of Azactam will be materially and adversely affected by such generic competition. However, to date, no generic Azactam product has been approved.

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

The U.S. basic patent covering our product Maxipimetm (cefepime hydrochloride) for injection expires in March 2007. Two formulation U.S. patents covering Maxipime expire in February 2008.

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

We do not manufacture Tysabri, Prialt, Maxipime or Azactam. Our dependence upon collaborators and third parties for the manufacture of our products may result in unforeseen delays or other problems beyond our control. For example, if our third-party manufacturers are not in compliance with current good manufacturing practices

(cGMP) or other applicable regulatory requirements, then the supply of our products could be materially adversely affected. If we are unable to retain or obtain replacements for our third-party manufacturers or if we experience delays or difficulties with our third-party manufacturers in producing our products (as we did with Maxipime and Azactam in 2005 and prior years), then sales of these products could be materially adversely affected. In this event, we may be unable to enter into alternative manufacturing arrangements on commercially reasonable terms, if at all.

Our manufacturers require supplies of raw materials for the manufacture of our products. We do not have dual sourcing of our required raw materials. The inability to obtain sufficient quantities of required raw materials could materially adversely affect the supply of our products.

Buying patterns of wholesalers and distributors may cause fluctuations in our quarterly results.

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

In the United States, many pharmaceutical products and biologics are subject to increasing pricing pressures, including pressures arising from recent Medicare reform. Our ability to commercialize products successfully depends, in part, upon the extent to which health care providers are reimbursed by third-party payers, such as governmental agencies, including the Centers for Medicare and Medicaid Services, private health insurers and other organizations, such as health maintenance organizations (HMOs), for the cost of such products and related treatments. In addition, if health care providers do not view current or future Medicare reimbursements for our products favorably, then they may not prescribe our products. Third-party payers are increasingly challenging the pricing of pharmaceutical products by, among other things, limiting the pharmaceutical products that are on their formulary lists. As a result, competition among pharmaceutical companies to place their products on these formulary lists has reduced product prices. If reasonable reimbursement for our products is unavailable or if significant downward pricing pressures in the industry occur, then we could be materially adversely affected.

Recent reforms in Medicare added a prescription drug reimbursement benefit beginning in 2006 for all Medicare beneficiaries. Although we cannot predict the full effects on our business of the implementation of this legislation, it is possible that the new benefit, which will be managed by private health insurers, pharmacy benefit managers, and other managed care organizations, will result in decreased reimbursement for prescription drugs, which may further exacerbate industry-wide pressure to reduce the prices charged for prescription drugs. This could harm our ability to generate revenues. In addition, Managed Care Organizations, HMOs, Preferred Provider Organizations, institutions and other government agencies continue to seek price discounts. In addition, certain states have proposed and certain other states have adopted various programs to control prices for their seniors’ and low-income drug programs, including price or patient reimbursement constraints, restrictions on access to certain products, importation from other countries, such as Canada, and bulk purchasing of drugs.

We encounter similar regulatory and legislative issues in most other countries. In the European Union (EU) and some other international markets, the government provides health care at low direct cost to consumers and regulates pharmaceutical prices or patient reimbursement levels to control costs for the government-sponsored health care system. This price regulation may lead to inconsistent prices and some third-party trade in our products from markets with lower prices. Such trade exploiting price differences between countries could undermine our sales in markets with higher prices.

The pharmaceutical industry is subject to anti-kickback and false claims laws in the United States.

In addition to the FDA restrictions on marketing of pharmaceutical products, several other types of state and federal laws have been applied to restrict some marketing practices in the pharmaceutical industry in recent years. These laws include anti-kickback statutes and false claims statutes.

The federal health care program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting, or receiving remuneration to induce or in return for purchasing, leasing, ordering, or arranging for the purchase, lease, or order of any health care item or service reimbursable under Medicare, Medicaid, or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, and formulary managers on the other. Although there are a number of statutory exemptions and regulatory safe harbors protecting some common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases, or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Our practices may not in all cases meet all of the criteria for safe harbor protection from anti-kickback liability.

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to get a false claim paid. Recently, several pharmaceutical and other health care companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Additionally, another pharmaceutical company settled charges under the federal False Claims Act relating to off-label promotion. The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payer. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programs, criminal fines, and imprisonment.

Because of the breadth of these laws and the narrowness of the safe harbors, it is possible that some of our business activities could be subject to challenge under one or more of such laws. Such a challenge could have a material adverse effect on our business, financial condition and results of operations.

In January 2006, Elan received a subpoena from the U.S. Department of Justice and the Department of Health and Human Services, Office of Inspector General asking for documents and materials primarily related to our marketing practices for Zonegrantm (zonisamide). We intend to cooperate with the government in its investigation. In April 2004, we completed the sale of our interests in Zonegran in North America and Europe to Eisai Co. Ltd. (Eisai).

We are subject to extensive government regulation, which may adversely affect our ability to bring new products to market and may adversely affect our ability to manufacture and market our existing products.

The pharmaceutical industry is subject to significant regulation by state, local, national and international governmental regulatory authorities. In the United States, the FDA regulates the design, development, pre-clinical and clinical testing, manufacturing, labelling, storing, distribution, import, export, record keeping, reporting, marketing and promotion of our pharmaceutical products, which include drugs, biologics and medical devices. Failure to comply with regulatory requirements at any stage during the regulatory process could result in, among other things, delays in the approval of applications or supplements to approved applications, refusal of a regulatory authority to review pending market approval applications or supplements to approved applications, warning letters, fines, import or export restrictions, product recalls or seizures, injunctions, total or partial suspension of production, civil penalties, withdrawals of previously approved marketing applications or licenses, recommendations by the FDA or other regulatory authorities against governmental contracts, and criminal prosecutions.

We must obtain and maintain approval for our products from regulatory authorities before such products may be sold in a particular jurisdiction. The submission of an application to a regulatory authority with respect to a product does not guarantee that approval to market the product will be granted. Each authority generally imposes its own requirements and may delay or refuse to grant approval, even though a product has been approved in another country. In our principal markets, including the United States, the approval process for a new product is complex, lengthy, expensive and subject to unanticipated delays. We cannot be sure when or whether approvals from regulatory authorities will be received or that the terms of any approval will not impose significant limitations that could negatively impact the potential profitability of the approved product. Even after a product is approved, it may be subject to regulatory action based on newly discovered facts about the safety and efficacy of the product, on any activities that regulatory authorities consider to be improper or as a result of changes in regulatory policy. Regulatory action may have a material adverse effect on the marketing of a product, require changes in the product’s labelling or even lead to the withdrawal of the regulatory marketing approval of the product.

All facilities and manufacturing techniques used for the manufacture of products and devices for clinical use or for sale in the United States must be operated in conformity with cGMPs, the FDA’s regulations governing the production of pharmaceutical products. There are comparable regulations in other countries. Any finding by the FDA or other regulatory authority that we are not in substantial compliance with cGMP regulations or that we or our employees have engaged in activities in violation of these regulations could interfere with the continued manufacture and distribution of the affected products, up to the entire output of such products, and, in some cases, might also require the recall of previously distributed products. Any such finding by the FDA or other regulatory agency could also affect our ability to obtain new approvals until such issues are resolved. The FDA and other regulatory authorities conduct scheduled periodic regulatory inspections of our facilities to ensure compliance with cGMP regulations. Any determination by the FDA or other regulatory authority that we, or one of our suppliers, are not in substantial compliance with these regulations or are otherwise engaged in improper or illegal activities could have a material adverse effect on us.

In May 2001, our wholly-owned subsidiary, Elan Holdings, Inc. (Elan Holdings) and the late Donal J. Geaney, then our chairman and chief executive officer, William C. Clark, then president of operations, and two then employees of Elan Holdings, Hal Herring and Cheryl Schuster, entered into a consent decree of permanent injunction with the U.S. Attorney for the Northern District of Georgia, on behalf of the FDA, relating to alleged violations of cGMP at our Gainesville facility. The facility manufactured, and continues to manufacture, verapamil hydrochloride controlled-release tablets for the treatment of high blood pressure. The consent decree does not represent an admission by Elan Holdings or the former officers or employees named above of any of the allegations set forth in the decree. Under the terms of the consent decree, which will continue in effect until at least May 2006, Elan Holdings is permanently enjoined from violating cGMP regulations. In addition, Elan Holdings was required to engage an independent expert, subject to FDA approval, who conducted inspections of the facility through May 2004 in order to ensure the facility’s compliance with cGMP. The first of these inspections was completed and reported upon by the independent expert to the FDA on September 3, 2002. A corrective action plan was prepared and sent to the FDA in response to this inspection. A second independent consultant audit occurred in May 2003 and was reported upon by the independent expert to the FDA on August 14, 2003. In response to the inspection, a corrective action plan was prepared and sent to the FDA. The independent consultant inspected the facility for the third time in May 2004 and reported his findings to the FDA in August 2004. The independent expert found our response and corrective action to that date to be satisfactory. During the term of the consent decree, we expect that the facility will be subject to increased FDA inspections and, under the terms of the consent decree, we will be required to reimburse the FDA for its costs related to these inspections.

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

As a condition of reimbursement under Medicaid, we participate in the U.S. federal Medicaid rebate program, as well as several state rebate programs. Under the federal and state Medicaid rebate programs, we pay a rebate to each state for our products that are reimbursed by those programs. The amount of the rebate for each unit of product is set by law based on reported pricing data. The rebate amount may also include a penalty if our prices increase faster than the rate of inflation.

As a manufacturer of single source, innovator and non-innovator multiple source products, rebate calculations vary among products and programs. The calculations are complex and, in some respects, subject to interpretation by governmental or regulatory agencies, the courts and us. The Medicaid rebate amount is computed each quarter based on our pricing data submission to the Centers for Medicare and Medicaid Services at the U.S. Department of Health and Human Services. The terms of our participation in the program impose an obligation to correct the prices reported in previous quarters, as may be necessary. Any such corrections could result in an overage or shortfall in our rebate liability for past quarters (up to 12 past quarters), depending on the direction of the correction. Governmental agencies may also make changes in program interpretations, requirements or conditions of participation, some of which may have implications for amounts previously estimated or paid.

U.S. Federal law requires that any company that participates in the federal Medicaid rebate program extend comparable discounts to qualified purchasers under the Public Health Services pharmaceutical pricing program. This pricing program extends discounts comparable to the Medicaid net price to a variety of community health clinics and other entities that receive health services grants from the Public Health Service, as well as outpatient utilization at hospitals that serve a disproportionate share of poor patients.

Additionally, each calendar quarter, we calculate and report an Average Sales Price (ASP) for all products covered by Medicare Part B (primarily injectable or infused products). We submit ASP information for each such product within 30 days of the end of each calendar quarter. This information is then used to set reimbursement levels to reimburse Part B providers for the drugs and biologicals dispensed to Medicare Part B participants.

Furthermore, pursuant to the Veterans Health Care Act, a Non-Federal Average Manufacturer Price is calculated each quarter and a Federal Ceiling Price is calculated each year for every Covered Drug marketed by us. These prices are used to set pricing for purchases by the military arm of the government.

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

We currently do not maintain product liability insurance for the first $25.0 million of aggregate claims, but do maintain coverage for the next $150.0 million with our insurers. Our insurance coverage may not be sufficient to cover fully all potential claims.

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

The market prices for our shares and for securities of other companies engaged primarily in biotechnology and pharmaceutical development, manufacture and distribution are highly volatile. For example, on February 28, 2005, we lost approximately 70% of our market capitalization and on March 31, 2005, we lost more than 50% of our market capitalization. The market price of our shares likely will continue to fluctuate due to a variety of factors, including:

•	Material public announcements by us;

•	Developments regarding Tysabri;

•	The timing of new product launches by others and us;

•	Events related to our marketed products and those of our competitors;

•	Regulatory issues affecting us;

•	Availability and level of third-party reimbursement;

•	Developments relating to patents and other intellectual property rights;

•	Results of clinical trials with respect to our products under development and those of our competitors;

•	Political developments and proposed legislation affecting the pharmaceutical industry;

•	Economic and other external factors;

•	Hedge or arbitrage activities by holders of our securities;

•	Period-to-period fluctuations in our financial results or results that do not meet or exceed market expectations; and

•	Market trends relating to or affecting stock prices across our industry, whether or not related to results or news regarding our competitors or us.

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

We were incorporated as a private limited company in Ireland in December 1969 and became a public limited company in January 1984. Our principal executive offices are located at Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland and our telephone number is 353-1-709-4000. Our principal research and development, manufacturing and marketing facilities are located in Ireland, the United States and the United Kingdom.

B.	Business Overview

Our business is organized into two business units: Biopharmaceuticals and Elan Drug Technologies (EDT). Biopharmaceuticals engages in research, development and commercial activities and includes our activities in the areas of autoimmune diseases, neurodegenerative diseases, and our specialty business group. EDT focuses on product development, scale-up and manufacturing to address drug optimization challenges of the pharmaceutical industry.

In the area of autoimmune diseases, we continue to research and develop novel therapies that may help patients who suffer from diseases where an immune reaction is mistakenly directed at cells, tissues and organs in different parts of the body. Currently there are few autoimmune diseases for which the disease can be reversed or cured; autoimmune diseases are, therefore, often chronic, requiring life-long care.

The wide range of autoimmune diseases includes MS, Crohn’s disease (CD), ulcerative colitis (UC) and rheumatoid arthritis (RA). Worldwide it is estimated that one million people suffer from the different forms of MS; and more than a million people suffer from CD and UC.

Tysabri, an alpha 4 integrin antagonist, is the first in a new class of adhesion molecule inhibitors for the treatment of MS. Tysabri is designed to inhibit immune cells from leaving the bloodstream and to prevent these cells from migrating into chronically inflamed tissue where they may cause or maintain inflammation. Tysabri is being developed and commercialized by us in collaboration with Biogen Idec.

On March 7-8, 2006, the PCNS Advisory Committee reviewed and voted unanimously to recommend that Tysabri be reintroduced as a treatment for relapsing forms of MS. On March 21, 2006, we and Biogen Idec were informed by the FDA that the agency would extend its regulatory review of Tysabri by up to 90 days in order to complete a full review of the Tysabri risk management plan. Under the revised timeline, we anticipate an action from the FDA about the reintroduction of Tysabri as a treatment for relapsing forms of MS on or before June 28, 2006.

The PCNS Advisory Committee review regarding Tysabri culminated a 13-month process focused on reviewing the safety of the therapy and encompassing the following events:

•	On February 28, 2005, Elan and Biogen Idec announced the voluntary suspension of the marketing and dosing in clinical trials of Tysabri, which had been granted accelerated approval for the treatment of MS in November 2004. Our suspension of Tysabri was based on two reports of PML, one of which was fatal, in patients treated for more than two years with Tysabri in combination with Avonex in clinical trials. PML is a rare and potentially fatal, demyelinating disease of the central nervous system.

•	We and Biogen Idec subsequently initiated a comprehensive safety evaluation of Tysabri and any possible link to PML. The safety evaluation was comprised of a complete review of all clinical trial data. We and Biogen Idec worked with clinical trial investigators and PML and neurology experts to evaluate more than 3,000 patients in MS, CD and RA trials. The safety evaluation also included a review of any reports of potential PML in patients receiving Tysabri in the commercial setting.

•	In March 2005, we announced that the safety evaluation had led to a posthumous reassessment of PML in a patient in an open label CD clinical trial. The patient died in December 2003, and the case had originally been reported by a clinical trial investigator as malignant astrocytoma.

•	In August 2005, we reported that findings from the safety evaluation of Tysabri in patients with MS resulted in no new confirmed cases of PML beyond the three previously reported. On October 17, 2005, which marked the completion of the safety review, we reported the same results from our evaluation of patients with CD and RA.

•	In September 2005, we and Biogen Idec announced that we had submitted an sBLA for Tysabri to the FDA for the treatment of MS and would submit a similar data package to the European Medicines Agency (EMEA). In November 2005, the sBLA was accepted and designated for Priority Review by the FDA, and the European submission was accepted for review.

•	On February 15, 2006, Elan and Biogen Idec were informed by the FDA that it had removed the hold on clinical trial dosing of Tysabri in MS in the United States, and the companies announced that they expected to begin an open label, multi-center safety extension study of Tysabri monotherapy in the United States and internationally.

In the area of neurodegenerative diseases, we continue to build on our discovery and clinical foundation in Alzheimer’s disease and Parkinson’s disease. In the United States and throughout the world, Alzheimer’s disease and related disorders represent a significant unmet medical need.

Alzheimer’s disease is a devastating brain degeneration disorder that primarily affects older persons. The disease can begin with forgetfulness and progress into advanced symptoms, including the decline or loss of memory, reasoning, abstraction, and language. Most patients will eventually need complete skilled nursing care, and in the absence of other illnesses, the progressive loss of brain function itself will cause death. In the United States, Alzheimer’s disease is estimated to afflict 4.5 million people, with 450,000 new diagnoses every year. Worldwide, 20 to 30 million people may be affected.

Parkinson’s disease also typically occurs later in life. Parkinson’s disease is a progressive degenerative neurologic movement disorder that destroys nerve cells in the part of the brain responsible for muscle control and movement, creating problems in walking, balance and coordination. In the United States, there are an estimated 500,000 to 1.5 million people with Parkinson’s disease, and approximately 50,000 new patients are diagnosed each year. It is estimated that four million people worldwide suffer from Parkinson’s disease.

While a number of approved treatment options exist for Alzheimer’s disease and Parkinson’s disease, current available options do not affect the underlying cause of the disease nor its progression.

Our research and development efforts in Alzheimer’s disease and Parkinson’s disease span more than two decades, and our work in neurodegeneration diseases is considered unique, especially in the area of immunotherapies targeting Alzheimer’s disease.

In a current, industry-leading immunotherapy program, in collaboration with Wyeth, we are conducting clinical trials for the treatment of mild to moderate Alzheimer’s disease. AAB-001, an experimental monoclonal antibody, is in Phase 2 studies, and ACC-001, a novel beta amyloid-related active immunization approach, entered Phase 1 studies in late 2005.

Our specialty business group encompasses our commercial activities related to meeting the needs of specialists treating severe bacterial infections in hospitals, and pain specialists addressing severe chronic pain. Currently, these products are the antibacterial hospital products Maxipime and Azactam, and Prialt, an innovative treatment for severe chronic pain, which we launched in the United States in January 2005.

In February 2005, the European Commission granted marketing authorization for Prialt for the treatment of severe, chronic pain in patients who require intrathecal analgesia. Prialt has been designated an orphan drug in the European Union. On March 20, 2006, we completed the sale of the European rights to Prialt to Eisai, while retaining the product rights in the United States.

EDT focuses on product development, scale-up and manufacturing to address drug optimization challenges of the pharmaceutical industry.

Elan has a proud track record of innovation and expertise in drug optimization. For more than 35 years, Elan has been applying its skills and knowledge to enhance the performance of dozens of drugs that have subsequently been marketed in more than 40 countries. Today, more than 2.5 million patients worldwide use drug products based on or enhanced by our technologies.

Elan’s NanoCrystaltm technology, a drug optimization technology applicable to poorly water-soluble compounds, was integral to EDT’s 2005 results. NanoCrystal technology is covered by more than 130 U.S. and international patents and patent applications and is part of a suite of proprietary technologies that EDT offers to third-party clients.

AUTOIMMUNE DISEASES

About Autoimmune Diseases

In autoimmune diseases, the immune system mistakenly targets the cells, tissues and organs of a person’s body, generally causing inflammation. Inflammation is a response of body tissues to trauma, infection, chemical or physical injury, allergic reaction, or other factors. It is usually characterized by a collection of cells and molecules at a target site.

Different autoimmune diseases affect the body in different ways. For example, in MS, the autoimmune reaction is directed against the brain. In CD, it is directed against the gastrointestinal tract; and in RA, it is directed against the joints. Autoimmune diseases are often chronic, affecting millions of people and requiring life-long care. Most autoimmune diseases cannot currently be reversed or cured.

Elan’s therapeutic strategy for treating autoimmune diseases is to identify mechanisms common to autoimmune diseases, and develop novel therapeutics that stop the underlying causes of disease.

Alpha 4 integrin is a protein expressed by immune cells that allows those cells to leave the blood stream and invade target tissue. Blocking alpha 4 integrin stops immune cells from entering tissues and therefore stops injury before it can occur.

Tysabri

Tysabri, an alpha 4 integrin antagonist, is the first in a new class of adhesion molecule inhibitors for the treatment of MS. Tysabri is designed to inhibit immune cells from leaving the bloodstream and to prevent these cells from migrating into chronically inflamed tissue where they may cause or maintain inflammation. Tysabri is being developed and commercialized by us in collaboration with Biogen Idec.

FDA Review of Tysabri for the Treatment of MS

On March 7-8, 2006, the PCNS Advisory Committee reviewed and voted unanimously to recommend that Tysabri be reintroduced as a treatment for relapsing forms of MS. On March 21, 2006, we and Biogen Idec were informed by the FDA that the agency would extend its regulatory review of Tysabri by up to 90 days in order to complete a full review of the Tysabri risk management plan. Under the revised timeline, we anticipate an action from the FDA about the reintroduction of Tysabri as a treatment for relapsing forms of MS on or before June 28, 2006.

In November 2004, the FDA had granted accelerated approval of Tysabri as a treatment for relapsing forms of MS to reduce the frequency of clinical relapses, making Tysabri the first humanized monoclonal antibody to be approved for the treatment of MS. Revenue from sales of Tysabri amounted to $11.0 million in 2005 (2004: $6.4 million).

The PCNS Advisory Committee review regarding Tysabri culminated a 13-month process focused on reviewing the safety of the therapy and encompassing the following events:

Voluntary Suspension of Tysabri

In late February 2005, Elan and Biogen Idec suspended the marketing and dosing in clinical trials of Tysabri, based on two reports of PML, one of which was fatal, in patients treated for more than two years with Tysabri in combination with Avonex in clinical trials. PML is a rare and potentially fatal demyelinating disease of the central nervous system.

We and Biogen Idec initiated a comprehensive safety evaluation of Tysabri and any possible link to PML. The safety evaluation was comprised of the review of all clinical trial data. We and Biogen Idec worked with clinical trial investigators and PML and neurology experts to evaluate more than 3,000 patients in MS, CD and RA trials. The safety evaluation also included a review of any reports of potential PML in patients receiving Tysabri in the commercial setting.

In March 2005, we and Biogen Idec announced that the safety evaluation had led to a posthumous reassessment of PML in a patient in an open label CD clinical trial. The patient died in December 2003, and the case had originally been reported by a clinical trial investigator as malignant astrocytoma. This diagnosis was confirmed at the time by histopathology. The patient had received eight doses of Tysabri over an 18-month period, and prior medication history included multiple courses of immunosuppressant agents.

In August 2005, we and Biogen Idec reported that findings from the safety evaluation of Tysabri in patients with MS resulted in no new confirmed cases of PML beyond the three previously reported. On October 17, 2005, which marked the completion of the safety review, we reported the same results from our evaluation of patients with CD and RA.

More than 2,000 MS patients from clinical trials were eligible for the safety evaluation, and more than 91 percent of these patients agreed to participate. More than 1,500 CD and RA patients from clinical trials were eligible for the safety evaluation, and approximately 88 percent of these patients participated.

In September 2005, Elan and Biogen Idec announced that the companies had submitted an sBLA for Tysabri to the FDA for the treatment of MS and would submit a similar data package to the EMEA. In November 2005, the sBLA was accepted and designated for Priority Review by the FDA, and the European submission was accepted for review.

The sBLA included two-year data from the Phase 3 AFFIRM monotherapy trial and SENTINEL add-on trial with Avonex in MS, a revised label and risk management plan, and an integrated safety assessment of Tysabri clinical trial patients.

Redosing of Tysabri in Clinical Trial

On February 15, 2006, Elan and Biogen Idec were informed by the FDA that it had removed the hold on clinical trial dosing of Tysabri in MS in the United States, and the companies announced that they expected to begin an open label, multi-center safety extension study of Tysabri monotherapy in the United States and internationally.

AFFIRM Phase 3 Monotherapy Trial

The AFFIRM trial was a two-year, randomized, multi-center, placebo-controlled, double-blind study of 942 patients conducted in 99 sites worldwide, evaluating the effect of Tysabri on the progression of disability in MS at two years and the rate of clinical relapses at one and two years. Patients with relapsing forms of MS, who had experienced at least one relapse in the previous year, were randomized to receive a 300 milligram intravenous (300 mg IV) infusion of Tysabri (n= 627) or placebo (n=315) every four weeks.

At one year, there was a 66 percent relapse rate reduction in the Tysabri-treated group versus the placebo-treated group. An annualized relapse rate of 0.25 was seen with Tysabri-treated patients versus 0.74 with placebo-treated patients.

All secondary endpoints were also met. In the Tysabri-treated group, 60 percent of patients developed no new or newly enlarging T2 hyperintense lesions compared to 22 percent of placebo-treated patients. On the one-year MRI scan, 96 percent of Tysabri-treated patients had no gadolinium enhancing lesions compared to 68 percent of placebo-treated patients. The proportion of patients who remained relapse free was 76 percent in the Tysabri-treated group compared to 53 percent in the placebo-treated group.

In February 2005, we and Biogen Idec announced that the AFFIRM monotherapy trial achieved the two-year primary endpoint of slowing the progression of disability in patients with relapsing forms of MS. Tysabri treatment led to a 42 percent reduction in the risk of disability progression relative to placebo. These data also demonstrated a 67 percent reduction in the rate of clinical relapses over two years, which was sustained and consistent with the previously reported one-year results.

In April 2005, the full two-year AFFIRM monotherapy data was presented at the 57th annual American Academy of Neurology meeting. The data was published in the New England Journal of Medicine in March 2006.

SENTINEL Phase 3 Add-on Trial

The SENTINEL trial, also a two-year study, was a randomized, multi-center, placebo-controlled, double blind study of 1,171 patients in 123 clinical trial sites worldwide. The trial was designed to determine if adding Tysabri to ongoing Avonex therapy is more effective than continuing Avonex treatment alone in slowing the rate of disability in MS at two years and in reducing the rate of clinical relapses at one and two years in patients with evidence of relapses despite Avonex therapy.

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

All secondary endpoints were also met. In the group treated with Tysabri plus Avonex, 67 percent of patients developed no new or newly enlarging T2 hyperintense lesions compared to 40 percent in the Avonex plus placebo-treated group. On the one-year MRI scan, 96 percent of Tysabri plus Avonex-treated patients had no gadolinium-enhancing lesions compared to 76 percent of Avonex plus placebo-treated patients. The proportion of patients who remained relapse-free was 67 percent in the Tysabri plus Avonex-treated group compared to 46 percent in the Avonex plus placebo-treated group.

In July 2005, we and Biogen Idec announced that SENTINEL achieved the two-year primary endpoint of slowing the progression of disability in patients with relapsing forms of MS. The addition of Tysabri to Avonex resulted in a 24 percent reduction in the risk of disability progression compared to the effect provided by Avonex alone. Data from SENTINEL also demonstrated that the addition of Tysabri to Avonex led to a 56 percent relative reduction in the rate of clinical relapses compared to that provided by Avonex alone. The reduction in relapse rate was statistically significant and sustained over the entire two-year study period.

Other efficacy data from SENTINEL at two years, including MRI measures and immunogenicity, were similar to previously reported one-year results. Data from SENTINEL was published in the New England Journal of Medicine in March 2006.

Evaluating Tysabri in Crohn’s Disease

In collaboration with Biogen Idec, we are evaluating Tysabri as a treatment for CD. In September 2004, we submitted a Marketing Authorization Application to the EMEA for the approval of Tysabri for the treatment of CD. The application included induction data and 12-month data from a Phase 3 maintenance trial, ENACT-2, showing sustained response, remission, and withdrawal from corticosteroids in a significant number of patients. In 2006, we expect European regulatory action regarding the potential approval of Tysabri in CD, dependent upon completion of the regulatory review of Tysabri in MS. We expect to file a Biologics License Application (BLA) for Tysabri as a treatment for CD in the United States in 2006.

ENCORE Phase 3 Crohn’s Disease Trial

In June 2005, Elan and Biogen Idec reported the topline results of the second Phase 3 induction trial, ENCORE, for the treatment of moderately to severely active CD in patients with evidence of active inflammation. ENCORE met the primary endpoint of clinical response as defined by a 70-point decrease in baseline Crohn’s Disease Activity Index (CDAI) score at both weeks 8 and 12.

In addition, ENCORE met all of its secondary endpoints including clinical remission at both weeks 8 and 12. Clinical remission was defined as achieving a CDAI score of equal to or less than 150 at both weeks 8 and 12.

There were no notable differences in the overall rates of adverse events or serious adverse events between the Tysabri and the placebo treatment groups. The most common adverse events seen in the trial were headache, nausea, abdominal pain and nasopharyngitis. The full ENCORE data set will be presented during the 2006 Digestive Disease Week (DDW) conference in May.

ENCORE was a Phase 3, international, double-blind, placebo-controlled study of 510 patients at 114 sites to evaluate the safety and efficacy of intravenous Tysabri in patients with moderately to severely active CD (based on a confirmed diagnosis of CD and a CDAI score of greater than or equal to 220 and less than or equal to 450) and evidence of active inflammation (as evidenced by elevated C-reactive protein levels of greater than 2.87 mg/l, the upper limit of normal). Patients were randomized 1:1 to treatment with Tysabri (300 mg IV) or placebo infusions at weeks 0, 4, and 8. Efficacy and safety assessments were performed at weeks 4, 8 and 12.

At the time of the voluntary suspension of Tysabri dosing in all ongoing clinical trials (February 2005), all ENCORE study patients had completed dosing based on the study protocol.

ENACT-2 Phase 3 Crohn’s Disease Maintenance Trial

ENACT-2 was a Phase 3, double-blind, placebo-controlled, international maintenance trial of Tysabri in CD enrolled responders from ENACT-1 (a three-month double-blind, placebo-controlled study in patients with moderately to severely active CD). Tysabri responders from ENACT-1 (339 patients) were re-randomized after the three-month study to one of two double-blind treatment groups: Tysabri (300 mg IV) or placebo, both administered monthly for a total of 12 months. The primary endpoint of ENACT-2 was sustained maintenance of response throughout the first six months of treatment.

We presented six-month data from the ENACT-2 study at the DDW in May 2004. Twelve-month ENACT-2 data was presented as part of a regulatory filing announced and subsequently presented at the 12th Annual United European Gastroenterology Week meeting in September 2004.

The data presented at the DDW showed Tysabri maintained clinical response and remission rates throughout six months among patients with Crohn’s disease who had previously achieved clinical response. At six months, 61 percent of Tysabri-treated patients exhibited significant clinical response versus 28 percent of patients re-randomized to receive placebo, and clinical remission was maintained by 44 percent of patients receiving Tysabri versus 26 percent of placebo-treated patients. Forty-nine percent of Tysabri-treated patients who were also on chronic corticosteroid therapy were able to withdraw from corticosteroids and maintain response, in contrast to 20 percent of patients on placebo. There were no notable differences in the rate of serious or non-serious adverse events between treatment groups. The most frequently reported adverse events were headache, nasopharyngitis, nausea and abdominal pain.

Evaluating Tysabri in Rheumatoid Arthritis

In February 2004, in collaboration with Biogen Idec, we filed an Investigational New Drug (IND) application with the FDA for Tysabri for the treatment of RA and initiated a Phase 2 clinical trial in May 2004 to evaluate Tysabri in patients with RA. It was a multi-center, double-blind, placebo-controlled study of the efficacy and tolerability of intravenous Tysabri in patients with moderate-to-severe RA receiving concomitant treatment with methotrexate.

This study was prematurely discontinued in February 2005 due to the voluntary suspension of Tysabri dosing in all clinical trials. The available results from the discontinued trial demonstrated biological activity, but less than competitive efficacy results. For this reason, we and Biogen Idec have decided not to pursue the development of Tysabri for the treatment of RA at this time.

Autoimmune Diseases Research & Development

Our ongoing research in autoimmune diseases is based primarily on cell trafficking and focuses on discovering disease-modifying approaches to treating a wide range of autoimmune diseases, including MS, CD and RA. Tysabri emerged from this research program.

Since first publishing the hypothesis concerning the therapeutic potential of blocking alpha 4 integrin in 1992, our scientists have been expanding and refining our understanding of how cells enter tissues. We now have a clear understanding of how cells enter the gut, brain, or joints, and cause the damage characteristic of CD, MS, and RA. Through the course of this work we have developed small molecules that can selectively block particular alpha 4 integrin interactions, culminating in the development of ELND001 and ELND002 - two alpha 4 integrin small molecule antagonists targeted at distinct autoimmune diseases. We hope to bring these new therapies into the clinic in 2006.

NEURODEGENERATIVE DISEASES

About Neurodegenerative Diseases

In addition to Alzheimer’s disease and Parkinson’s disease, neurodegenerative diseases encompass other disorders that are characterized by changes in normal neuronal function. In most cases of degenerative disease, the risk of these changes increases with age, and the disease progression itself is progressive. Currently, neurodegenerative diseases are generally considered incurable. Several drugs are approved to alleviate some symptoms of some neurodegenerative diseases.

Alzheimer’s disease is a degenerative brain disorder that primarily affects older persons. In the United States, an estimated 4.5 million people, most of them over age 65, have Alzheimer’s disease, and the disease is thought to afflict half of all Americans over 85. Alzheimer’s disease can begin with forgetfulness and progress into more advanced symptoms, including confusion, language disturbances, personality and behavior changes, impaired judgment and profound dementia. As the disease advances, most patients will eventually need complete skilled nursing care, and in the absence of other illnesses, the progressive loss of brain function itself will cause death.

Parkinson’s disease is a progressive degenerative neurologic movement disorder that destroys nerve cells in the part of the brain responsible for muscle control and movement. This creates problems walking, maintaining balance and coordination in patients diagnosed with the disease. Parkinson’s disease typically occurs later in life, with an average age of onset of slightly over 62 years for U.S. patients. In the United States, there are an estimated 500,000 to 1.5 million people with Parkinson’s disease, and approximately 50,000 new patients are diagnosed each year. It is estimated that four million people worldwide suffer from Parkinson’s disease.

Our Scientific Approach to Alzheimer’s Disease and Related Disorders

Our scientific approach to treating Alzheimer’s disease focuses on the beta amyloid hypothesis, as it is believed that blocking the generation of beta amyloid in the brain or enhancing the clearance of beta amyloid will result in the successful treatment of Alzheimer’s disease patients. The beta amyloid hypothesis asserts that beta amyloid is involved in the formation of the plaque that causes the disruption of thinking that is the hallmark of Alzheimer’s disease. This hypothesis is also the leading approach to developing therapeutic treatments that may fundamentally alter the progression of the disease, and evidence suggests that clearance of beta amyloid may lead to improved function in Alzheimer’s disease patients.

Beta amyloid, also known as Abeta, is actually a small part of a larger protein called the amyloid precursor protein, or APP. Beta amyloid is formed when certain enzymes called secretases “clip” (or cleave) APP. It is becoming increasingly clear that once beta amyloid is released, it exists in multiple physical forms with distinct functional activities. It is believed that the toxic effects of these forms are likely responsible for the complex mental disruption characteristic of Alzheimer’s disease.

Alzheimer’s Research and Development

Our scientists are investigating three key therapeutic approaches that target the accumulation and production of beta amyloid. In collaboration with Wyeth, we are developing amyloid immunotherapies. Separately, we have research programs focused on small molecule inhibitors of beta secretase and gamma secretase, enzymes whose actions result in the over-production of beta amyloid in the brains of patients with Alzheimer’s disease.

Research in Beta Amyloid Immunotherapy

Beta amyloid immunotherapy pioneered by Elan involves the treatment of Alzheimer’s disease by inducing or enhancing the body’s own immune response in order to clear beta amyloid from the brain. Active immunization stimulates the body’s own immune system to manufacture anti beta amyloid antibodies that may attach to amyloid and clear it from the brain. This, in turn, appears to reduce the build-up of beta amyloid in the brain tissue of patients.

Through a monoclonal antibody approach (passive immunization), synthetically engineered antibodies directed at beta amyloid are injected into the bloodstream and are thought to help reverse beta amyloid accumulation.

Our scientists have developed a series of monoclonal antibodies and active immunization approaches that have the ability to selectively clear a variety of beta amyloid species. These new approaches have the potential to deliver second-generation immunotherapies with improved potency and broader therapeutic activity. Both AAB-001 and AAB-002 have emerged from this important work.

AAB-001

We, in collaboration with Wyeth, are continuing to pursue beta amyloid immunotherapy for mild to moderate Alzheimer’s disease in Phase 2 studies of a humanized monoclonal antibody, AAB-001. This therapeutic antibody, which is thought to bind and clear beta amyloid peptide, is designed to provide antibodies to beta amyloid directly to the patient, rather than requiring patients to mount their own individual responses. This approach, therefore, eliminates the need for the patient to mount an immune response to beta amyloid.

Animal studies have shown that this approach is as effective in clearing beta amyloid from the brain as active immunization methods. By providing such a “passive immunization” approach for treatment of Alzheimer’s disease, the benefits demonstrated with an earlier active immunization study may be retained, while the safety concerns may be greatly reduced or eliminated due to the absence of stimulation of the patient’s immune response to beta amyloid.

During the first half of 2005, we initiated two Phase 2 clinical trials with AAB-001. Both trials are randomized, double-blind, placebo-controlled, multiple ascending dose studies. One trial includes 240 patients and the other includes 30 patients, all with mild to moderate Alzheimer’s disease. The patients will be followed for 18 months, during which period there will be several interim evaluations of the data. These analyses will be used to decide if and when the program will be moved to the next phase of clinical development.

AAB-002

We anticipate a potential filing of an IND in the latter half of 2006 for AAB-002, a follow-on antibody program, which is also in collaboration with Wyeth. This antibody has demonstrated unique attributes in our experimental animal models when compared to AAB-001, and therefore represents a potential follow-on candidate to the first-generation passive antibody.

ACC-001

We, in collaboration with Wyeth, are also developing ACC-001, a novel beta amyloid-related active immunization approach. ACC-001 is in a Phase 1 clinical study designed to study safety and immunogenicity in patients with mild to moderate Alzheimer’s disease. The ACC-001 approach is intended to induce a highly specific antibody response to beta amyloid. The goal is to clear beta amyloid while minimizing side effects such as inflammation of the central nervous system. During the course of 2006, we anticipate generating sufficient data to enter into Phase 2 clinical trials.

Our Secretase Inhibitor Research

Beta and gamma secretases are proteases (enzymes that break down other proteins) that appear to clip the APP, resulting in the formation of beta amyloid. This is significant because if the “clipping” of APP could be prevented, the pathology of Alzheimer’s disease may be changed. As a result of these discoveries, we have developed and are pursuing advanced discovery programs focused on molecule inhibitors of beta and gamma secretases. We have been at the forefront of research in this area, publishing extensively since 1989, and anticipate moving small molecule secretase antagonists into the clinic in the next two to three years.

Beta Secretase

Beta secretase is believed to initiate the first step in the formation of beta amyloid, the precursor to plaque development in the brain. We have been an industry leader in beta secretase research for more than 10 years. Our findings concerning the role beta secretase plays in beta amyloid production, published in Nature in 1999, are considered a landmark discovery. Today, we continue to be at the center of understanding the complexities of beta secretase and advancing potential disease-modifying agents that inhibit its role in Alzheimer’s disease pathology. In 2005, we resolved our dispute with Pfizer Inc. (Pfizer), our former collaborator on the beta secretase program. The settlement allows for both companies to operate with freedom in the beta secretase space. We are aggressively continuing our preclinical drug discovery efforts, including expansion of our strategic industry-leading patent portfolio covering beta secretase small molecule inhibitors.

Gamma Secretase

Gamma secretase is an unusual multi-protein complex that is thought to play a significant role in the formation of beta amyloid. We have played a critical leadership role in the increased awareness of how gamma secretase may affect Alzheimer’s disease pathology. Our finding, published in 2001, that functional gamma secretase inhibitors appear to reduce beta amyloid levels in the brain, was an important step in this area of Alzheimer’s disease research. Our gamma secretase research is currently in the preclinical discovery phase.

External Research Collaborations

As part of our continued emphasis on supporting novel research approaches in academia, we created a new research award program with the Institute for the Study of Aging, Ltd. (ISOA), a biomedical venture philanthropy founded by the Estée Lauder family. The three-year program, entitled Novel Approaches to Drug Discovery for Alzheimer’s Disease, seeks to catalyze and fund academic and biotechnology industry scientists worldwide to conduct research leading to the discovery of effective therapies for Alzheimer’s disease. The first winners of this research award program — four recipients selected from a highly competitive pool of 45 scientists from 12 countries — were announced by ISOA in March 2006.

Parkinson’s Research

Parkinson’s disease is believed to be a result of misfolded proteins in the brain. Parkinson’s disease is characterized by the accumulation of aggregated alpha-synuclein, or Lewy bodies, in degenerating neurons in particular regions of the brain.

Our early discovery efforts in Parkinson’s disease are guided by our expertise and leadership in Alzheimer’s disease research. We made significant scientific progress in 2005, identifying unusual modified forms of alpha-

synuclein in human Parkinson’s disease brain tissue. These unique forms have led us to a series of therapeutic targets that will be a focus of our drug discovery efforts over the next few years. Some of our findings were published in the June 2005 edition of the journal Neuron.

Our scientists are also studying parkin, a protein found in the brain that has been genetically linked to Parkinson’s disease. Parkin may be involved in the elimination of misfolded proteins within neurons. Some familial forms of Parkinson’s disease have been linked to mutations in parkin, and we are actively studying the relationship between parkin activity and neurodegeneration. This research is in the drug discovery stage.

Specialty Business Group

Our specialty business group encompasses our commercial activities related to meeting the needs of specialists treating severe bacterial infections in hospitals, and pain specialists addressing severe chronic pain. Currently, our products are the antibacterial hospital products Maxipime and Azactam, and Prialt, an innovative treatment for severe chronic pain.

About Severe Chronic Pain

There are many different ways to classify pain, including duration or time, disease base, and whether physiologically the pain is based in nerves that sense and respond to damage to parts of the body (nociceptive), or if the pain is the result of an injury or malfunction in the peripheral or central nervous system (neuropathic).

Chronic pain can be defined as pain that has lasted over six months and is not relieved by medical or surgical care. Chronic pain may result from a previous injury long since healed; or it may be from an ongoing condition, such as back and/or leg pain, cancer pain, complex regional pain syndromes, or painful nerve disorders (neuropathies).

Pain can be classified as “severe” based on standardized measurements, such as the Visual Analog Scale of Pain Intensity. Severe chronic pain is a significant debilitating condition. Approximately 52,000 patients with severe chronic pain have their condition managed by intrathecal therapy.

Our Focus

In severe and chronic pain, our efforts focus on inflammatory and neuropathic pain, and pain that is unresponsive to existing therapies.

Prialt — A Different Pain Treatment

On December 28, 2004, the FDA approved Prialt for the management of severe chronic pain in patients for whom intrathecal therapy is warranted, and who are intolerant of or refractory to other treatment, such as systemic analgesics, adjunctive therapies or intrathecal morphine. Prialt is approved for use only in the Medtronic SynchroMed® EL, SynchroMed® II Infusion System and CADD-Micro® ambulatory infusion pump.

Prialt is administered through appropriate programmable microinfusion pumps that can be implanted or external, and which release the drug into the fluid surrounding the spinal cord.

Prialt has been evaluated as an intrathecal infusion in more that 1,200 patients participating in chronic pain trials. The longest treatment duration to date was more than seven years.

Prialt is in a new class of non-opioid analgesics known as N-type calcium channel blockers. It is a synthetic equivalent of a naturally occurring conopeptide found in a marine snail known as Conus magus. Research suggests that the novel mechanism of action of Prialt works by targeting and blocking N-type calcium channels on nerves that ordinarily transmit pain signals.

Prialt represents a unique accomplishment and opportunity for Elan. From a scientific perspective, Prialt is an important innovation — a new type of therapy in a field that has not seen a new product in approximately 20 years. The significance of this innovation has received wide industry validation and recognition, including a December 2005 profile in Popular Science, which listed Prialt as one of the 100 best innovations of the year.

In January 2005, we launched Prialt in the United States. The initial introduction of Prialt to the marketplace allowed physicians to gain the necessary experience with this treatment; drove our appropriate responses to reimbursement issues during the year; and clarified the marketing, education and other programs and parameters required to continuously improve patient availability. We believe Prialt represents an important therapeutic option addressing an unmet need, and that it has the potential for significant patient impact and market contribution in the area of severe chronic pain. Revenue from sales of Prialt totalled $6.3 million for 2005.

In February 2005, the European Commission granted marketing authorization for Prialt for the treatment of severe, chronic pain in patients who require intrathecal analgesia. Prialt has been awarded orphan drug status in the European Union, which designates it as a product used for the diagnosis, prevention or treatment of life-threatening or very serious rare disorders or conditions. On March 20, 2006, Elan completed the sale of the Prialt rights in Europe to Eisai, while retaining the product rights in the United States.

HOSPITAL BUSINESS AND PRODUCTS

Severe bacterial infections remain a major medical concern, even more so with the rise in resistance and fewer available therapies. We market two products that treat severe bacterial infections, each designed to address specific medical needs within the hospital market. Distinct from the community market, the hospital market is highly specialized and often relies on a team of healthcare professionals that influences the decision-making process. We are committed to meeting the needs of the infectious disease and critical care community within the hospital market.

The Hospital Business actively maintains relationships with 1,035 hospitals throughout the United States, each characterized by unique and complex decision-making processes. Approximately 550 of these are leading academic-teaching institutions. Our hospital sales force maintains key relationships with doctors and other healthcare professionals in the areas of infectious disease, critical care, pulmonary, emergency and pharmacy; and frequently interacts with oncologists.

Maxipime

We licensed the U.S. marketing rights to Maxipime from Bristol-Myers Squibb Company (Bristol-Myers) in January 1999. Maxipime is a fourth-generation injectable cephalosporin antibiotic used to treat patients with serious and/or life-threatening infections. Pulmonologists, infectious disease specialists, emergency medicine specialists, surgeons, internal medicine physicians, hematologists and oncologists prescribe Maxipime for patients with severe infections requiring hospitalization, such as pneumonia, urinary tract infection and febrile neutropenia. Attributes of Maxipime are its broad spectrum of activity, including activity against many pathogens resistant to other antibiotics, ease of use and favorable pharmaco-economic profile. Revenue from sales of Maxipime amounted to $140.3 million for 2005. The basic U.S. patent on Maxipime expires in March 2007. However, two other U.S. patents covering Maxipime formulations may provide protection until February 2008.

Azactam

We licensed the U.S. marketing rights to this injectable antibiotic from Bristol-Myers in January 1999. Azactam is a monobactam and is principally used by surgeons, infectious disease specialists and internal medicine physicians to treat pneumonia, post-surgical infections and septicemia. Revenue from sales of Azactam totalled $57.7 million for 2005. The basic U.S. patent on Azactam expired in October 2005. To date, no generic Azactam product has been approved. However, we expect that generic competition to Azactam will emerge in 2006.

Please refer to Item 5.A “Operating Results” for additional information concerning our revenue by category for 2005, 2004 and 2003.

Pipeline & Products

Discovery
Preclinical
Phase 1
Phase 2
Phase 3
Filed
Approved
Marketed
Autoimmune Diseases
Multiple Sclerosis
Tysabri® (natalizumab) (U.S.)*
Tysabri® (natalizumab) (EU)*
Crohn's Disease
Tysabri® (natalizumab) (U.S.)*
Tysabri® (natalizumab) (EU)*
Autoimmune Diseases
ELND-001
ELND-002
Autoimmune Research
Neurodegenerative Diseases
Alzheimer's Disease Immunotherapies**
AAB-001 Monoclonal Antibody
AAB-002 Monoclonal Antibody
ACC-001 Immunoconjugate
Alzheimer's Disease Secretase Inhibitors
Beta Secretase Research
Gamma Secretase Research
Parkinson's Disease
Parkinson's Research
Specialty Business
Severe Chronic Pain
Prialt® (ziconotide intrathecal infusion) (U.S.)
Infectious Diseases
Azactam™ (aztreonam for injection, USP) (U.S.)
Maxipime™ (cefepime hydrochloride) (U.S.)

* Developed in collaboration with Biogen Idec. In February 2005, Elan and Biogen Idec voluntarily suspended marketing and clinical dosing of *Tysabri*. FDA action about the reintroduction of *Tysabri* as a treatment for relapsing forms of MS is anticipated on or before June 28, 2006.

** Developed in collaboration with Wyeth.

ELAN DRUG TECHNOLOGIES

EDT focuses on product development, scale-up and manufacturing to address drug optimization challenges of the pharmaceutical industry. EDT offers the industry a suite of proprietary technology-driven solutions.

Our NanoCrystal technology was integral to the success of EDT in 2005. Sales by third parties of products incorporating NanoCrystal technology grew substantially in 2005, and the fourth NanoCrystal-incorporated product was launched in the United States. Important announcements for the year included the signing of a number of development agreements with third parties, as well as a broad license agreement with Roche. We also announced that our NanoCrystal technology is being used by Johnson & Johnson Pharmaceutical Research and Development in a Phase 3 clinical trial of a long acting injectable in patients with schizophrenia, and that the Japanese patent office had granted a key NanoCrystal technology patent.

Elan’s Patented and Commercialized NanoCrystal Technology

Elan’s NanoCrystal technology is a drug optimization technology applicable to poorly water-soluble compounds. It is covered by more than 130 U.S. and international patents and patent applications and is part of a suite of technologies that EDT offers to third-party clients.

Elan’s NanoCrystal technology has offered tangible patient benefits to a number of compounds. For one product, now commercialized the technology improved bioavailability by up to 600 percent; for another launched product, it allowed a four-time reduction in dosage volume; and for others it eliminated the fed-fasting effects providing clear patient benefits to particular therapies.

Products developed and now commercialized in the United States using Elan’s patented NanoCrystal technology include:

•	Emend® — oral tablet form of aprepitant, a poorly water-soluble compound;

•	Megace® ES — concentrated oral suspension, with 75 percent reduced dose and improved dissolution and bioavailability;

•	Rapamune® — convenient oral tablet form eliminating reconstitution and refrigerated storage of original compound; and

•	TriCor® — new formulation of Abbott’s fenofibrate, which can be taken without regard to food.

We currently have more than 30 products in various stages of development from feasibility through to Phase 3 projects.

About NanoCrystal Technology

NanoCrystal technology involves reducing crystalline drug to particles under 400 nanometers. By reducing particle size, the exposed surface area of the drug is increased and is then stabilized to maintain particle size. The drug in nano-form can be incorporated into common dosage forms, including tablets, capsules, inhalation devices, and sterile forms for injection, with the potential for substantial improvements to clinical performance.

Manufacturing and Scale-up Activities

The cohabitation of development and manufacturing capabilities on the same sites in EDT allows for streamlined scale-up and transfer to commercial scale manufacturing activities. EDT’s principal manufacturing and development facilities are located in Athlone, Ireland and Gainesville, Georgia, in the United States. In 2005, we expanded the range of services we offer clients, with the completion of a sterile fill and finish facility in our Athlone campus. Our range of services includes formulation development, analytical development, clinical trial manufacturing and scale-up, and product registration support.

The Athlone campus, an FDA/EMEA compliant site, now comprises more than 460,000 square feet under roof, of which 218,000 square feet has dedicated, fully-equipped cGMP compliant manufacturing capacity.

Experience, Expertise and Patented Technology Portfolio

Elan has a proud track record of innovation and expertise in drug optimization. For more than 35 years, Elan has been applying its skills and knowledge to enhance the performance of dozens of drugs that have subsequently been marketed in more than 40 countries worldwide. Today, more than 2.5 million patients worldwide use drug products based on or enhanced by our technologies.

Our NanoCrystal technology was integral to the success of EDT in 2005. We look forward to more product approvals incorporating this technology in the next few years and to growing our business substantially over this period.

ENVIRONMENT

Many factors and elements contribute to the environment in which we conduct our activities. Key factors and elements include the world pharmaceutical market, government regulation, the product approval process, manufacturing, patents and intellectual property rights, competition, distribution, raw materials and product supply, employees and principal properties.

World Pharmaceutical Market

IMS audited global pharmaceutical sales increased by 7% from 2004 to $602.0 billion in 2005. In 2004, IMS audited global pharmaceutical sales also increased by 7% over 2003. Biotech products accounted for 9% of global sales in 2005 and account for 27% of the active research and development pipeline.

North America, Japan and Europe accounted for approximately 82% of global pharmaceutical sales in 2005, compared to 88% as in 2004. North America’s pharmaceutical sales grew 5% to $265.7 billion, representing 44% of all global pharmaceutical sales in 2005.

The U.S. market is our most important market. Please refer to Note 28 to the Consolidated Financial Statements for an analysis of revenue by geographic region. For this reason, the factors discussed below, such as “Government Regulation” and “Product Approval,” place emphasis on requirements in the United States.

Government Regulation

The pharmaceutical industry is subject to significant regulation by international, national, state and local governmental regulatory agencies. Pharmaceutical product registration is primarily concerned with the safety, efficacy and quality of new drugs and devices, and, in some countries, their pricing. A product must generally undergo extensive clinical trials before it can be approved for marketing. The process of developing a new pharmaceutical product, from idea to commercialization, can take in excess of 10 years. This period varies considerably from case to case and from country to country.

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

Governmental authorities, including the FDA and comparable regulatory authorities in other countries, regulate the design, development, testing, manufacturing and marketing of pharmaceutical products. For example, the Federal Food, Drug and Cosmetics Act, the Public Health Service Act, the Controlled Substances Act and other federal statutes and regulations impose requirements on the clinical and non-clinical testing, safety, effectiveness, manufacturing, labelling, storage, recordkeeping, reporting, advertising, marketing, import, export, distribution and approval of our products in the United States. Non-compliance with applicable requirements can result in fines and other judicially imposed sanctions, including product seizures, import restrictions, injunctive actions and criminal prosecutions. In addition, administrative remedies can involve requests to recall violative products, the refusal of the government to enter into supply contracts or the refusal to approve pending product approval applications for drugs, biological products, or medical devices, until manufacturing or other alleged deficiencies are brought into compliance. The FDA also has the authority to cause the withdrawal of approval of a marketed product or to impose labelling restrictions.

In addition, the U.S. Centers for Disease Control and Prevention regulate select biologics and toxins. This includes registration and inspection of facilities involved in the transfer or receipt of select agents. Select agents are subject to specific regulations for packaging, labelling and transport. Non-compliance with applicable requirements could result in criminal penalties and the disallowance of research and manufacturing of clinical products. Exemptions are provided for select agents used for a legitimate medical purpose or for biomedical research, such as toxins for medical use and vaccines.

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

In June 2002, we entered into a settlement with the U.S. Federal Trade Commission (FTC) resolving the FTC’s investigation of a licensing arrangement between us and Biovail Corporation (Biovail) relating to nifedipine, a generic version of the hypertension drug Adalattm CC (nifedipine). The settlement is reflected in a consent order which, by its terms, does not constitute an admission by us that any law had been violated, and does not provide for monetary fines or penalties. We continue to satisfy all of the terms of the consent order.

In June 2001, we received a letter from the FTC stating that the FTC was conducting a non-public investigation to determine “whether Brightstone Pharma, Inc. (Brightstone), Elan Corporation, plc or others may have engaged in an effort to restrain trade by entering into an agreement which may restrict the ability of Brightstone or others to market a bioequivalent or generic version of Naprelan.” In October 2001, our counsel met informally with the FTC staff to discuss the matter. No further communication from the FTC was received until December 2002, when we were served with a subpoena duces tecum from the FTC for the production of documents related to Naprelan. We have voluntarily provided documents and witness testimony in response to the subpoena and continue to cooperate with the FTC relating to this investigation. We do not believe that it is feasible to predict or determine the outcome of the investigation and any possible effect on our business, or reasonably to estimate the amounts or potential range of loss, if any, with respect to the resolution of the investigation.

On March 13, 2003, we received notification from the FTC that the FTC’s Bureau of Competition was conducting an investigation to determine whether we, King Pharmaceuticals, Inc. (King) or any other person was engaging in unfair methods of competition in violation of Section 5 of the Federal Trade Commission Act, including, among other things, by preventing or slowing generic competition to Skelaxintm (metaxalone). The FTC’s stated focus of the investigation was our listing in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations (Orange Book) of at least one patent for Skelaxin, and other actions with regard to the FDA regulatory process. On May 8, 2003, we received notification from the FTC that it had discontinued that portion of its investigation concerning whether we wrongfully listed a patent for Skelaxin in the Orange Book. We do not believe that it is feasible to predict or determine the outcome of the remaining portion of the investigation and any possible effect on our business, or to reasonably estimate the amounts or potential range of loss, if any, with respect to the resolution of the investigation.

Product Approval

Preclinical tests assess the potential safety and efficacy of a product candidate in animal models. The results of these studies must be submitted to the FDA as part of an IND before human testing may proceed.

Under U.S. law, an IND must be submitted to the FDA and become effective before human clinical trials may commence. U.S. law further requires that studies conducted to support approval for product marketing be “adequate and well controlled.” In general, this means that either a placebo or a product already approved for the treatment of the disease or condition under study must be used as a reference control. Studies must also be conducted in compliance with good clinical practice (GCP) requirements, and adverse event and other reporting requirements must be followed.

The clinical trial process can take three to 10 years or more to complete, and there can be no assurance that the data collected will be in compliance with GCP regulations, will demonstrate that the product is safe or effective, or, in the case of a biologic product, pure and potent, or will provide sufficient data to support FDA approval of the product. The FDA may place clinical trials on hold at any point in this process if, among other reasons, it concludes that clinical subjects are being exposed to an unacceptable health risk. Trials may also be terminated by institutional review boards, which must review and approve all research involving human subjects. Side effects or adverse events that are reported during clinical trials can delay, impede, or prevent marketing authorization.

The results of the preclinical and clinical testing, along with information regarding the manufacturing of the product and proposed product labelling, are evaluated and, if determined appropriate, submitted to the FDA through a license application such as a New Drug Application (NDA) or a BLA. In certain cases an Abbreviated New Drug Application (ANDA) can be filed in lieu of filing an NDA. An ANDA relies on bioequivalency tests that compare the applicant’s drug with an already approved reference drug rather than on clinical safety and efficacy studies. An ANDA might be available to us for a new formulation of a drug for which bioequivalent forms have already been approved by the FDA. In responding to applications for approval, the FDA could grant marketing approval, approve the product for a narrower indication, impose labelling or distribution restrictions, request additional information, require post-approval studies or deny the application. Applications are often referred to an outside FDA advisory committee of independent experts prior to the FDA acting on the application. Similar systems are in place for the testing and approval of biologics and medical devices.

There can be no marketing in the United States of any drug, biologic or device for which a marketing application is required until the application is approved by the FDA. Until an application is actually approved, there can be no assurance that the information requested and submitted will be considered adequate by the FDA. Additionally, any significant change in the approved product or in how it is manufactured, including changes in formulation or the site of manufacture, generally require prior FDA approval. The packaging and labelling of all products developed by us are also subject to FDA approval and ongoing regulation.

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

Once a product has been approved, significant legal and regulatory requirements apply in order to market a product. In the United States these include, among other things, requirements related to adverse event and other reporting, product advertising and promotion, and ongoing adherence to cGMP requirements, as well as the need to submit appropriate new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labelling or manufacturing process. Adverse events that are reported after marketing authorization can result in additional limitations being placed on a product’s use and, potentially, withdrawal of the product from the market. Any adverse event, either before or after marketing authorization, can result in product liability claims against us.

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

Manufacturing

Each manufacturing establishment, including any contract manufacturers, used to manufacture a product must be listed in the product application for such product. In the United States, this means that each manufacturing establishment must be listed in the drug, biologic, or device application, and must be registered with the FDA. The application will not be approved until the FDA conducts a manufacturing inspection, approves the applicable manufacturing process for the product, and determines that the facility is in compliance with cGMP requirements. If the manufacturing facilities and processes fail to pass the FDA inspection, the FDA will not grant approval to market the product. All facilities are also subject to periodic regulatory inspections to ensure ongoing compliance with cGMP. At December 31, 2005, we had manufacturing facilities in Ireland and the United States.

At December 31, 2005, we employed 800 people in our manufacturing, supply and drug development activities, over half of these in Athlone, Ireland. This facility is the primary location for the manufacture of oral solid dosage products, including instant, controlled-release and oral micro particulate products. Additional dosage capabilities may be added as required to support future product introductions. Our facility in Gainesville, Georgia, United States, provides additional oral controlled-release dosage product manufacturing capability and is registered with the U.S. Drug Enforcement Administration for the manufacture, packaging and distribution of Schedule II controlled drugs. Capital expenditures at our manufacturing sites amounted to approximately $38.0 million in 2005 mainly at the Athlone facility, where we have completed construction of a new 41,800 sq ft sterile fill and finish facility which cost approximately $42.0 million to build. The sterile fill and finish facility is expected to be operational by the second quarter of 2006.

All facilities and manufacturing techniques used for the manufacture of products and devices for clinical use or for sale in the United States must be operated in conformity with cGMP regulations. There are FDA regulations governing the production of pharmaceutical products. Our facilities are also subject to periodic regulatory inspections to ensure ongoing compliance with cGMP regulations.

In May 2001, Elan Holdings, Inc. (Elan Holdings), a wholly owned subsidiary of Elan, the late Donal J. Geaney, then chairman and chief executive officer of Elan, William C. Clark, then president, operations, and two then employees of Elan Holdings, Hal Herring and Cheryl Schuster, entered into a consent decree of permanent injunction with the U.S. Attorney for the Northern District of Georgia, on behalf of the FDA, relating to alleged violations of cGMP at our Gainesville facility. The facility manufactured, and continues to manufacture, verapamil hydrochloride controlled-release capsules used in the treatment of high blood pressure, Avinzatm once-daily, novel dual release morphine sulphate and RitalinLAtm once-daily, pulsatile release of methylphenidate. In 2005, FDA approval was granted for the manufacture of Focalin XR® — once daily dexmethylphenidate for treatment of Attention-Deficit Hyperactivity Disorder. The consent decree does not represent an admission by Elan Holdings of any of the allegations set forth in the decree. Under the terms of the consent decree, which will continue in effect until at least May 2006, Elan Holdings is permanently enjoined from violating cGMP regulations. In addition, Elan Holdings was required to engage an independent expert, subject to FDA approval, to conduct inspections of the facility at least annually through May 2004, in order to ensure the facility’s compliance with cGMP.

The first of these inspections was completed and reported upon by the independent expert to the FDA on September 3, 2002. A corrective action plan was prepared and sent to the FDA in response to this inspection. A second independent consultant audit occurred in May 2003 and was reported upon by the independent expert to the FDA on August 14, 2003. In May 2004, the independent expert closed out its third and final audit. The audit report was forwarded to the FDA in August 2004 and this report expressed satisfaction with our corrective action plan and response to date. During the term of the consent decree, we expect that the facility will be subject to increased FDA inspections and, under the terms of the consent decree, we will be required to reimburse the FDA for its costs related to these inspections. We believe that, during the term of the consent decree, the FDA will continue to process approvals for products to be manufactured at the facility. For example, during 2002 the FDA approved Avinza and

RitalinLA, and Focalin XR® was approved in 2005, which are being manufactured at the Gainesville facility. Elan may petition the courts to have the consent decree removed after May 2006.

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

Tysabri is covered by a number of pending patent applications and issued patents in the United States and many foreign countries. Elan has a basic U.S. patent for Tysabri covering the humanized antibody and its use to treat MS, which expires in 2014, subject to any available patent term extensions. Additional U.S. patents of Elan and/or its collaborator, Biogen Idec, which cover i) the use of Tysabri to treat irritable bowel disease and a variety of other indications and ii) methods of manufacturing Tysabri expire generally between 2012 and 2020. Outside the United States, patents on i) the product and methods of manufacturing the product, and ii) methods of treatment generally expire in the 2014-2016 and 2012-2020 timeframe, respectively. If Tysabri receives regulatory approval in those jurisdictions, those patents may be eligible for supplemental protection certificates.

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

The fundamental U.S. patent covering the use of Prialt to produce analgesia expires in 2011. Two further U.S. patents covering: (i) the commercial, stabilized formulation of Prialt, and (ii) a method for preventing progression of neuropathic pain expire in 2015. One of our patents covering Prialt may qualify for a U.S. patent term extension of up to five years.

The basic U.S. patent for Maxipime expires in March 2007. However, two U.S. patents covering Maxipime formulations may provide patent protection until February 2008.

The basic U.S. patent for Azactam expired in October 2005. Azactam is expected to face generic competition, which is expected to have a substantial adverse effect on our revenues from, and gross margin for, Azactam.  However, to date, no generic Azactam product has been approved.

The primary patents covering Elan’s NanoCrystal technology expire in the U.S. in 2011 and in countries outside the U.S. in 2012.

We also have more than 130 U.S. and international patents and patent applications that relate to our NanoCrystal drug optimization technology applicable to poorly water-soluble compounds.

Our products are sold around the world under brand name, logo and product design trademarks that we consider in the aggregate to be of material importance. Trademark protection continues in some countries for as long as the mark is used and, in other countries, for as long as it is registered. Registrations generally are for fixed, but renewable, terms.

Competition

The pharmaceutical industry is highly competitive. Our principal pharmaceutical competitors consist of major international companies, many of which are larger and have greater financial resources, technical staff, manufacturing, R&D and marketing capabilities than us. We also compete with smaller research companies and generic drug manufacturers.

When Tysabri is reintroduced in the United States as a treatment for relapsing forms of MS, it will compete primarily with Avonex marketed by our collaborator Biogen Idec; Betaseron® marketed by Berlex Laboratories; Rebif® marketed by Serono SA and Pfizer; and Copaxone® marketed by Teva Pharmaceuticals Ltd. Many companies are working to develop new therapies or alternative formulations of products for MS, which if successfully developed would compete with Tysabri. A drug may be subject to competition from alternative therapies during the period of patent protection or regulatory exclusivity and, thereafter, it may be subject to further competition from generic products. Our product Azactam lost its basic U.S. patent protection in October 2005. We expect that generic competition to Azactam will emerge in 2006 and will have a material and adverse effect on sales of Azactam.

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

Distribution

We sell our pharmaceutical products primarily to drug wholesalers. Our revenue reflects the demand from these wholesalers to meet the in-market consumption of our products and to reflect the level of inventory that wholesalers of our products carry. Changes in the level of inventory can directly impact our revenue and could result in our revenue not reflecting in-market consumption of our products.

We generally manufacture our drug delivery products for licensees and distributors but do not usually engage in any direct sales of drug delivery products.

Raw Materials and Product Supply

Raw materials and supplies are generally available in quantities adequate to meet the needs of our business. We have a policy of dual sourcing where practicable but do not have dual sourcing or manufacturing for a number of our raw materials or products. We are also dependent on third party manufacturers for most of the pharmaceutical products that we market. An inability to obtain raw materials or product supply could have a material adverse impact on our business, financial condition and results of operations.

Employees

On December 31, 2005, we had 1,729 employees worldwide, of whom 471 were engaged in R&D activities, 583 were engaged in manufacturing and supply activities, 310 were engaged in sales and marketing activities and the remainder worked in general and administrative areas.

C.	Organizational Structure

At December 31, 2005, we had the following principal subsidiary undertakings:

		Group
		Share	Registered Office &
Company	Nature of Business	%	Country of Incorporation Operation

Athena Neurosciences, Inc.	Holding company	100	800 Gateway Blvd South San Francisco, CA, United States
Elan Capital Corporation, Ltd.	Financial services company	100	Clarendon House, 2 Church St Hamilton, Bermuda
Elan Drug Delivery, Inc.	R&D	100	3000 Horizon Drive King of Prussia, PA, United States
Elan Finance, plc	Financial services company	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan Holdings, Inc.	Manufacture pharmaceutical and medical device products	100	1300 Gould Drive Gainesville, GA, United States
Elan Holdings, Ltd.	Holding company	100	Monksland, Athlone Co. Westmeath, Ireland
Elan International Services Ltd	Financial services company	100	Clarendon House, 2 Church St Hamilton, Bermuda
Elan Management, Ltd.	Provision of management services	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan Pharma International, Ltd.	R&D, manufacture, sale and distribution of pharmaceutical products and financial services	100	Monksland, Athlone Co. Westmeath, Ireland
Elan Pharmaceuticals, Inc.	R&D and sale of pharmaceutical products	100	800 Gateway Blvd South San Francisco, CA, United States
Neuralab Ltd.	R&D	100	Clarendon House, 2 Church St Hamilton, Bermuda

D.	Property, Plant and Equipment

We consider that our properties are in good operating condition and that our machinery and equipment has been well maintained. Facilities for the manufacture of products are suitable for their intended purposes and have capacities adequate for current and projected needs.

For additional information, please refer to Note 10 to the Consolidated Financial Statements, which discloses amounts invested in land and buildings and plant and equipment, Note 18 to the Consolidated Financial Statements, which discloses future minimum rental commitments, Note 24 to the Consolidated Financial Statements, which discloses capital commitments for the purchase of property, plant and equipment and dispositions of plant and equipment, and Item 5 B. “Liquidity and Capital Resources,” which discloses our capital expenditures.

The following table lists the location, ownership interest, use and size of our principal properties:

Location and Ownership Interest	Use	Size

Owned: Athlone, Ireland	R&D, manufacturing and administration	463,000 Sq. Ft.
Owned: Gainesville, Georgia United States	R&D, manufacturing and administration	84,000 Sq. Ft.
Leased: San Diego, California, United States	Product development, sales and administration	217,700 Sq. Ft.
Leased: South San Francisco, California, United States	R&D and administration	199,250 Sq. Ft.
Leased: King of Prussia, Pennsylvania, United States	R&D, manufacturing, sales and administration	50,000 Sq. Ft.
Leased: Stevenage, United Kingdom	Product development and administration	8,043 Sq. Ft.
Leased: Dublin, Ireland	Corporate administration	19,700 Sq. Ft.
Leased: New York, New York, United States	Corporate administration	14,500 Sq. Ft.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with our Consolidated Financial Statements, the accompanying notes thereto and other financial information, appearing in Item 18. “Consolidated Financial Statements.” Prior to the 2004 fiscal year, we prepared our Consolidated Financial Statements, incorporated by reference in our historical Form 20-F, in conformity with Irish GAAP. Beginning with our 2004 fiscal year, we have adopted U.S. GAAP as the basis for the preparation of our Consolidated Financial Statements on this Form 20-F. Accordingly, our Consolidated Financial Statements on this Form 20-F are prepared on the basis of U.S. GAAP for all periods presented.

We also prepared separate Consolidated Financial Statements, included in our Annual Report, in accordance with IFRS, which differ in certain significant respects from U.S. GAAP. The Consolidated Financial Statements included in our Annual Report have been prepared for the first time for the year ended December 31, 2005 under IFRS. Comparative information which was previously presented under Irish GAAP for the year ended December 31, 2004 has been restated under IFRS. The Annual Report under IFRS, which includes a reconciliation of previously reported Irish GAAP financial information to IFRS, is a separate document from this Form 20-F.

This financial review primarily discusses:

•	Current operations;

•	Critical accounting policies;

•	Recently issued accounting pronouncements;

•	Post balance sheet events;

•	Results of operations for the year ended December 31, 2005 compared to 2004;

•	Results of operations for the year ended December 31, 2004 compared to 2003;

•	Segment analysis;

•	Risk sharing arrangements; and

•	Our financial position, including capitalization and liquidity.

Our operating results may be affected by a number of factors, including those described under Item 3. D “Risk Factors”.

CURRENT OPERATIONS

Our business is organized into two business units: Biopharmaceuticals and EDT. Biopharmaceuticals engages in research, development and commercial activities and includes our activities in the areas of autoimmune diseases, neurodegenerative diseases and our specialty business group. EDT focuses on product development, scale-up and manufacturing to address drug optimization challenges of the pharmaceutical industry.

For additional information on our current operations, please refer to Item 4 on pages 15 to 35.

CRITICAL ACCOUNTING POLICIES

The Consolidated Financial Statements include certain estimates based on management’s best judgments. Estimates are used in determining items such as the carrying values of intangible assets, the accounting for contingencies and estimating sales rebates and discounts, among other items. Because of the uncertainties inherent in such estimates, actual results may differ materially from these estimates.

Goodwill, Other Intangible Assets and Impairment

We account for goodwill and identifiable intangible assets in accordance with SFAS 142. Effective January 1, 2002, goodwill and identifiable intangible assets with indefinite useful lives are no longer amortized, but instead are tested for impairment at least annually. Intangible assets with estimable useful lives are amortized on a straight-line basis over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

We review our goodwill for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. At December 31, 2005, we had no other intangible assets with indefinite lives.

The goodwill impairment test is performed at the reporting unit level. A reporting unit is the same as, or one level below, an operating segment as defined by SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information.” We have two reporting units: Biopharmaceuticals and EDT. We compare the fair value of each reporting unit with its carrying value, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test would be performed to measure the amount of impairment charge, if any. The second step compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill, and any excess of the carrying amount over the implied fair value is recognized as an impairment charge. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination is determined, by allocating the fair value of a reporting unit to individual assets and liabilities. The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. The results of our goodwill impairment tests did not indicate any impairment in 2005.

There were no material impairment charges relating to intangible assets in either 2005 or 2004. In 2003, we recorded an impairment charge to intangible assets of $32.6 million as a result of the recovery plan that we began in July 2002 and completed in early 2004. For additional information on this impairment charge, please refer to Note 19 to the Consolidated Financial Statements.

Total goodwill and other intangible assets amounted to $665.5 million at December 31, 2005 (2004: $753.7 million). If we were to use different estimates, particularly with respect to the likelihood of R&D success, the likelihood and date of commencement of generic competition or the impact of any reorganization or change of business focus, then an additional material impairment charge could arise. We believe that we have used reasonable estimates in assessing the carrying values of our intangible assets.

Contingencies Relating to Actual or Potential Administrative and Legal Proceedings

We are currently involved in certain legal and administrative proceedings, relating to securities matters, patent matters, antitrust matters and other matters, as described in Note 25 to the Consolidated Financial Statements. In

accordance with SFAS No. 5, “Accounting for Contingencies,” we assess the likelihood of any adverse outcomes to contingencies, including legal matters, as well as potential ranges of probable losses. We record accruals for such contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. If an unfavorable outcome is probable, but the amount of the loss cannot be reasonably estimated, we estimate the range of probable loss and accrue the most probable loss within the range. If no amount within the range is deemed more probable, we accrue the minimum amount within the range. If neither a range of loss or a minimum amount of loss is estimable, then appropriate disclosure is provided, but no amounts are accrued. As of December 31, 2005, we had accrued $2.1 million, representing our estimates of costs for the current resolution of these matters. We developed estimates in consultation with outside counsel handling our defense in these matters using the current facts and circumstances known to us. The factors that we consider in developing our legal contingency accrual include the merits and jurisdiction of the litigation, the nature and number of other similar current and past litigation cases, the nature of the product and current assessment of the science subject to the litigation, and the likelihood of settlement and current state of settlement discussions, if any. We believe that the legal contingency accrual that we have established is appropriate based on current factors and circumstances. However, it is possible that other people applying reasonable judgment to the same facts and circumstances could develop a different liability amount. The nature of these matters is highly uncertain and subject to change. As a result, the amount of our liability for certain of these matters could exceed or be less than the amount of our current estimates, depending on the outcome of these matters.

Revenue Recognition

We recognize revenue from the sale of our products, royalties earned and contract arrangements in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition,” (SAB 104), which requires the deferral and amortization of up-front fees when there is a significant continuing involvement (such as an ongoing product manufacturing contract) by the seller after an asset disposal. We implemented SAB 104 in the fourth quarter of 2000 and recorded a non-cash charge of $344.0 million for the cumulative effect of this accounting change relating to revenue recognized in periods up to December 31, 1999. Included in contract revenue is $5.7 million for both 2005 and 2004 and $10.1 million for 2003 relating to the SAB 104 cumulative adjustment. We defer and amortize up-front license fees to the income statement over the “performance period”. The performance period is the period over which we expect to provide services to the licensee as determined by the contract provisions. Generally, milestone payments are recognized when earned and non-refundable, and when we have no future legal obligation pursuant to the payment. However, the actual accounting for milestones depends on the facts and circumstances of each contract. We apply the substantive milestone method in accounting for milestone payments. This method requires that substantive effort must have been applied to achieve the milestone prior to revenue recognition. If substantive effort has been applied, the milestone is recognized as revenue, subject to it being earned, non-refundable and not subject to future legal obligation. This requires an examination of the facts and circumstances of each contract. Substantive effort may be demonstrated by various factors, including the risks associated with achieving the milestone, the period of time over which effort was expended to achieve the milestone, the economic basis for the milestone payment and licensing arrangement and the costs and staffing to achieve the milestone. It is expected that the substantive milestone method will be appropriate for most contracts. If we determine the substantive milestone method is not appropriate, we will apply the percentage-of-completion method to the relevant contract. This method recognizes as revenue the percentage of cumulative non-refundable cash payments earned under the contract, based on the percentage of costs incurred to date compared to the total costs expected under the contract.

Sales Discounts and Allowances

We recognize revenue on a gross revenue basis and make various deductions to arrive at net revenue as reported in the Consolidated Statements of Operations. These adjustments are referred to as sales discounts and allowances and are described in detail below. Sales discounts and allowances include charge-backs, managed health care and Medicaid rebates, cash discounts, sales returns and other adjustments. Estimating these sales discounts and allowances is complex and involves significant estimates and judgments, and we use information from both internal and external sources to generate reasonable and reliable estimates. We believe that we have used reasonable judgments in assessing our estimates, and this is borne out by our historical experience. At December 31, 2005, we had total provisions of $17.2 million for sales discounts and allowances, of which approximately 58.8% and 28.3%

related to Maxipime and Azactam, respectively. We have over seven years of experience in relation to these two products.

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

We account for sales discounts and allowances in accordance with EITF Issue No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products),” and SFAS No. 48, “Revenue Recognition When Right of Return Exists,” (SFAS 48) as applicable.

The table below summarizes our sales discounts and allowances to adjust gross revenue to net revenue for each significant category. An analysis of the separate components of our revenue is set out in Item 5A. “Operating Results,” and in Note 3 to the Consolidated Financial Statements.

	Years Ended December 31,
	2005	2004	2003

Gross revenue subject to discounts and allowances	$273.2	$291.7	$530.1
Manufacturing revenue and royalties	207.1	130.9	120.0
Contract revenue	32.2	77.3	98.9
Amortized revenue — Adalat/Avinza	34.0	34.0	34.0

Gross revenue	$546.5	$533.9	$783.0

Sales discounts and allowances:
Charge-backs	$(22.8)	$(24.6)	$(27.1)
Managed health care rebates and other contract discounts	(2.9)	(5.1)	(11.0)
Medicaid rebates	(1.6)	(8.2)	(25.7)
Cash discounts	(5.5)	(5.6)	(8.9)
Sales returns	(20.9)	(7.1)	(24.6)
Other adjustments	(2.5)	(1.6)	(0.1)

Total sales discounts and allowances	$(56.2)	$(52.2)	$(97.4)

Net revenue subject to discounts and allowances	217.0	239.5	432.7
Manufacturing revenue and royalties	207.1	130.9	120.0
Contract revenue	32.2	77.3	98.9
Amortized revenue — Adalat/Avinza	34.0	34.0	34.0

Net revenue	$490.3	$481.7	$685.6

Total sales discounts and allowances decreased from 18.4% of gross revenue subject to discounts and allowances in 2003 to 17.9% in 2004, and increased to 20.6% in 2005, as detailed in the rollforward below and as further explained in the following paragraphs.

Charge-backs increased as a percentage of gross revenue subject to discounts and allowances from 5.1% in 2003 to 8.4% in 2004, and decreased slightly to 8.3% in 2005. The increase in 2004 is due primarily to changes in the product mix. Several of our divested products were sold through retail pharmacies (principally Skelaxin, Zonegran and Sonatatm (zaleplon)) and therefore had lower levels of charge-backs in comparison to our retained products.

The reductions in managed health care and Medicaid rebates as a percentage of gross revenue subject to discounts and allowances from year to year are due principally to changes in the product mix. Several of our divested products (principally Skelaxin and Zonegran) were sold through retail pharmacies and therefore had larger components subject to managed health care and Medicaid rebates. Consequently, due primarily to the divestment of these products, the managed health care and Medicaid rebates as a percentage of gross revenue subject to discounts and allowances have declined from 2.1% and 4.8%, respectively, in 2003, to 1.7% and 2.8% in 2004, and to 1.1% and 0.6% in 2005.

Cash discounts as a percentage of gross revenue subject to discounts and allowances remained fairly consistent at 1.7% in 2003 compared to 1.9% in 2004, and to 2.0% in 2005. In the United States, we offer cash discounts, generally at 2% of the sales price, as an incentive for prompt payment by our customers.

Sales returns as a percentage of gross revenue subject to discounts and allowances decreased from 4.6% in 2003 to 2.4% in 2004, and increased to 7.6% in 2005. The decrease in 2004, compared to 2003, is due to changes in the product mix as a result of product divestments. The increase in 2005, compared to 2004, is due to the voluntary suspension of Tysabri in February 2005, which increased the provision for returns in 2005, and changes in the product mix as a result of product divestments.

The following table sets forth the activities and ending balances of each significant category of adjustments for the sales discounts and allowances (in millions):

		Managed
		Health Care
		Rebates and
	Charge-	Other Contract	Medicaid	Cash	Sales	Other
	Backs	Discounts	Rebates	Discounts	Returns	Adjustments	Total

Balance at December 31, 2003	$8.7	$4.9	$21.8	$1.3	$28.5	$—	$65.2
Provision related to sales made in current period	24.4	5.1	8.6	5.6	6.8	1.6	52.1
Provision related to sales made in prior periods	0.2	—	(0.4)	—	0.3	—	0.1
Returns and payments	(24.2)	(6.8)	(23.9)	(6.5)	(19.8)	(0.7)	(81.9)
Divestments	(0.2)	(1.1)	(4.4)	—	(7.2)	(0.5)	(13.4)

Balance at December 31, 2004	8.9	2.1	1.7	0.4	8.6	0.4	22.1
Provision related to sales made in current period	22.8	2.9	1.6	5.5	22.4	2.5	57.7
Provision related to sales made in prior periods	—	—	—	—	(1.5)	—	(1.5)
Returns and payments	(24.9)	(3.3)	(1.9)	(5.0)	(22.8)	(2.4)	(60.3)
Divestments	(0.1)	(0.3)	(0.3)	—	(0.1)	—	(0.8)

Balance at December 31, 2005	$6.7	$1.4	$1.1	$0.9	$6.6	$0.5	$17.2

(a) Charge-backs

In the United States, we participate in charge-back programs with a number of entities, principally the U.S. Department of Defense, the U.S. Department of Veterans Affairs, Group Purchasing Organizations and other parties whereby pricing on products is extended below wholesalers’ list prices to participating entities. These entities purchase products through wholesalers at the lower negotiated price, and the wholesalers charge the difference between these entities’ acquisition cost and the lower negotiated price back to us. We account for charge-backs by reducing accounts receivable in an amount equal to our estimate of charge-back claims attributable to a sale. We determine our estimate of the charge-backs primarily based on historical experience on a product-by-product and program basis, and current contract prices under the charge-back programs. We consider vendor payments, estimated levels of inventory in the distribution channel, and our claim processing time lag and adjust accounts receivable and revenue periodically throughout each year to reflect actual and future estimated experience.

As described above, there are a number of factors involved in estimating the accrual for charge-backs, but the principal factor relates to our estimate of the levels of inventory in the distribution channel. At December 31, 2005, Maxipime and Azactam represented approximately 92.2% and 6.9%, respectively, of the total charge-backs accrual balance of $6.7 million. If we were to increase/(decrease) our estimated level of inventory in the distribution channel by one month’s worth of demand for these products, the accrual for charge-backs would increase/(decrease) by approximately $2.1 million. We believe that our estimate of the levels of inventory for Maxipime and Azactam in the distribution channel is reasonable because it is based upon multiple sources of information, including data received from all of the major wholesalers with respect to their inventory levels and sell-through to customers, third-party market research data, and our internal information.

(b) Managed health care rebates and other contract discounts

We offer rebates and discounts to managed health care organizations in the United States. We account for managed health care rebates and other contract discounts by establishing an accrual equal to our estimate of the amount attributable to a sale. We determine our estimate of this accrual primarily based on historical experience on a product-by-product and program basis and current contract prices. We consider the sales performance of products subject to managed health care rebates and other contract discounts, processing claim lag time and estimated levels of inventory in the distribution channel, and adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience.

As described above, there are a number of factors involved in estimating this accrual, but the principal factor relates to our estimate of the levels of inventory in the distribution channel. At December 31, 2005, Maxipime and Azactam represented approximately 72.3% and 26.3%, respectively, of the total managed health care rebates and other contract discounts accrual balance of $1.4 million. If we were to increase/(decrease) our estimated level of inventory in the distribution channel by one month’s worth of demand for these products, the accrual would increase/(decrease) by approximately $0.3 million. We believe that our estimate of the levels of inventory for Maxipime and Azactam in the distribution channel is reasonable because it is based upon multiple sources of information, including data received from all of the major wholesalers with respect to their inventory levels and sell-through to customers, third-party market research data, and our internal information.

(c) Medicaid rebates

In the United States, we are required by law to participate in state government-managed Medicaid programs as well as certain other qualifying federal and state government programs whereby discounts and rebates are provided to participating state and local government entities. Discounts and rebates provided through these other qualifying federal and state government programs are included in our Medicaid rebate accrual and are considered Medicaid rebates for the purposes of this discussion. We account for Medicaid rebates by establishing an accrual in an amount equal to our estimate of Medicaid rebate claims attributable to a sale. We determine our estimate of the Medicaid rebates accrual primarily based on historical experience regarding Medicaid rebates, legal interpretations of the applicable laws related to the Medicaid and qualifying federal and state government programs, and any new information regarding changes in the Medicaid programs’ regulations and guidelines that would impact the amount of the rebates on a product-by-product basis. We consider outstanding Medicaid claims, Medicaid payments, claims processing lag time and estimated levels of inventory in the distribution channel and adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience.

(d) Cash discounts

In the United States, we offer cash discounts, generally at 2% of the sales price, as an incentive for prompt payment. We account for cash discounts by reducing accounts receivable by the full amount of the discounts. We consider payment performance of each customer and adjust the accrual and revenue periodically throughout each year to reflect actual experience and future estimates.

(e) Sales returns

We account for sales returns in accordance with SFAS 48 by establishing an accrual in an amount equal to our estimate of revenue recorded for which the related products are expected to be returned.

For returns of established products, our sales return accrual is estimated principally based on historical experience, the estimated shelf life of inventory in the distribution channel, price increases, and our return goods policy (goods may only be returned six months prior to expiration date and for up to twelve months after expiration date). We also take into account product recalls and introductions of generic products. All of these factors are used to adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience.

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

Returns from newly introduced products are significantly more difficult for us to assess. We determine our estimate of the sales return accrual primarily based on the historical sales returns experience of similar products, such as those within the same or similar therapeutic category. We also consider the shelf life of new products and determine whether we believe an adjustment to the sales return accrual is appropriate. The shelf life in connection with new products tends to be shorter than the shelf life for more established products because we may still be developing the optimal stability duration for the new product that would lengthen its shelf life, or an amount of launch quantities may have been manufactured in advance of the launch date to ensure sufficient supply exists to satisfy market demand. In those cases, we assess the reduced shelf life, together with estimated levels of inventory in the distribution channel and projected demand, and determine whether we believe an adjustment to the sales return accrual is appropriate. While it is inherently more difficult to assess returns from newly introduced products than from established products, nevertheless in all instances we believe we have been able to gather sufficient information in order to establish reasonable estimates.

As described above, there are a number of factors involved in estimating this accrual, but the principal factor relates to our estimate of the shelf life of inventory in the distribution channel. At December 31, 2005, Maxipime and Azactam represented approximately 35.6% and 57.7%, respectively, of the total sales returns accrual balance of $6.6 million. At December 31, 2005, we have estimated the gross revenue value of Maxipime and Azactam inventory in the distribution channel to be approximately $32.1 million (2004: $40.0 million) and $5.5 million (2004: $17.0 million), respectively. Assuming inventory leaves the distribution channel on a first-in first-out basis, we have estimated that this distribution channel inventory has a shelf life running to various dates during 2006 (gross revenue value approximately $0.2 million), 2007 (gross revenue value approximately $1.8 million), and 2008 (gross revenue value approximately $35.6 million). Azactam lost its patent exclusivity in October 2005; however, to date no generic Azactam product has been approved. We believe, based upon both the estimated shelf life and also our historical sales returns experience, that the vast majority of this inventory will be sold prior to its expiration date, and accordingly believe that our sales returns accrual is appropriate.

(f) Other adjustments

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

(g) Provisions related to sales made in prior periods

During 2005, we recorded $1.5 million of adjustments to reduce the discounts and allowances related to sales made in prior periods, primarily due to the availability of additional information relating to the impact of genericization of Zanaflextm (tizanidine hydrochloride).

(h) Divestments

Since the beginning of 2003 we have divested a number of businesses, including principally our primary care franchise, Frovatm (frovatriptan succinate), Zonegran and our European sales and marketing business. The divestment adjustments arise primarily as a result of the negotiated terms of these divestments. For example, we have entered into terms that would either extend or limit our liability for discounts and allowances related to the divested businesses. We have accordingly adjusted our discounts and allowances accruals to reflect the terms of the agreements. Divestment adjustments also include post-divestment revisions resulting from the availability of additional information. Divestment adjustments are recorded as part of the gain/(loss) on sale of businesses, and not as an increase or decrease from gross revenue.

(i) Use of information from external sources

We use information from external sources to estimate our significant sales discounts and allowances. Our estimates of inventory at the wholesalers are based on:

•	The actual and projected prescription demand-based sales for our products and historical inventory experience;

•	Our analysis of third-party information, including written and oral information obtained from all of the major wholesalers with respect to their inventory levels and sell-through to customers, and third-party market research data; and

•	Our internal information.

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

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued Statement No. 123R, “Share-Based Payment — An Amendment of FASB Statements No. 123 and 95,” (SFAS 123R), effective for public companies in periods beginning after June 15, 2005. In April 2005, the SEC adopted a rule amendment that delayed the compliance dates for SFAS 123R to the first annual period beginning after June 15, 2005. We will adopt SFAS 123R effective January 1, 2006 and will elect to use the modified prospective transition method. Under the modified prospective transition method, awards that are granted, modified, repurchased or canceled after the date of adoption will be measured and accounted for in accordance with SFAS 123R. Share-based awards that were granted prior to the effective date will continue to be accounted for in accordance with SFAS 123, except that the expense, based on the fair value of unvested awards, must be recognized in the Consolidated Statement of Operations.

SFAS 123R requires companies to measure all share-based awards to employees using a fair value method and to recognize the expense over the requisite service period. We will elect to recognize compensation cost for an award using a graded-vesting method over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards.

In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (SAB 107), which provides supplemental implementation guidance for SFAS 123R in a number of areas, including the valuation of share-based payment arrangements.

We expect the adoption of SFAS 123R will have a material adverse impact on our consolidated results of operations. The impact of adoption of SFAS 123R is an estimated increase in expense by between $40.0 million and $50.0 million for 2006. This estimate may change materially because it will depend on, among other things, levels of share-based payments granted, the market value of our common stock, and assumptions regarding a number of complex variables. These variables include, but are not limited to, our stock price, volatility and employee stock option exercise behaviors and the related tax impact.

As a result of the anticipated adoption of SFAS 123R and in conjunction with our annual total compensation review in 2005, we adjusted the equity component of our total compensation and, in the beginning of 2006, we began to issue restricted stock units in addition to stock option awards. In addition, for certain employees, we have eliminated the issuance of stock options and replaced such form of compensation with a cash bonus. We also implemented employee equity purchase plans in 2005 for employees in the United States, Ireland and the United Kingdom, which provide eligible employees the opportunity to share in the ownership of the Company by purchasing stock at a discount. See Note 23 to the Consolidated Financial Statements for more information on the employee equity purchase plans.

In November 2004, the FASB issued Statement No. 151, “Inventory Costs: an amendment of ARB No. 43, Chapter 4” (SFAS 151), which is effective for public companies prospectively for inventory costs incurred in periods beginning after June 15, 2005. This Statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify that accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) should be recognized as a current period charge and to require the allocation of fixed production overhead to the costs of conversion based on normal capacity of the production facilities. We do not expect that the adoption of SFAS 151 will have a material impact on our financial position or results of operations.

In February 2006, the FASB issued Statement No. 155, “Accounting for Certain Hybrid Financial Instruments,” (SFAS 155), which is effective for public companies for fiscal years beginning after September 15, 2006, with early adoption permitted. SFAS 155 permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation and separate accounting. An irrevocable election may be made at inception to measure such a hybrid financial instrument at fair value, with changes in fair value recognized through income. Such an election needs to be supported by concurrent documentation. We do not expect that the adoption of SFAS 155 will have a material impact on our financial position or results of operations.

POST BALANCE SHEET EVENTS

On March 7-8, 2006, the PCNS Advisory Committee reviewed and voted unanimously to recommend that Tysabri be reintroduced as a treatment for relapsing forms of MS. On March 21, 2006, we and Biogen Idec were informed by the FDA that the agency would extend its regulatory review of Tysabri by up to 90 days in order to complete a full review of the Tysabri risk management plan. Under the revised timeline, we anticipate an action from the FDA about the reintroduction of Tysabri as a treatment for relapsing forms of MS on or before June 28, 2006.

On March 20, 2006, we completed the sale of the European rights to Prialt to Eisai, while retaining the product rights in the United States. Under the terms of the agreement, we received $50.0 million on the closing of the transaction, we will receive a further $10.0 million on the earlier of two years from closing or launches of Prialt in key European markets, and we may receive an additional $40.0 million contingent on Prialt achieving revenue related milestones in Europe.

A.	OPERATING RESULTS

2005 Compared to 2004 (in millions, except share and per share amounts)

			% Increase/
	2005	2004	(Decrease)

Product revenue	$458.1	$404.4	13%
Contract revenue	32.2	77.3	(58)%

Total revenue	490.3	481.7	2%

Operating expenses:
Cost of sales	196.1	173.6	13%
Selling, general and administrative expenses	358.4	337.3	6%
Research and development expenses	233.3	257.3	(9)%
Net gain on sale of businesses	(103.4)	(44.2)	134%
Other significant net charges	4.4	59.8	(93)%

Total operating expenses	688.8	783.8	(12)%

Operating loss	(198.5)	(302.1)	(34)%

Net interest and investment (gains) and losses:
Net interest expense	125.7	109.0	15%
Net investment gains	(16.3)	(114.6)	(86)%
Impairment of investments	23.5	71.8	(67)%
Net charge on debt retirement	51.8	—	N/A
Charge arising from guarantee to EPIL II noteholders	—	47.1	(100)%

Net interest and investment losses	184.7	113.3	63%

Loss from continuing operations before provision for/(benefit from) income taxes	(383.2)	(415.4)	(8)%
Provision for/(benefit from) income taxes	1.0	(1.7)	159%

Net loss from continuing operations	(384.2)	(413.7)	(7)%
Net income from discontinued operations (net of tax)	0.6	19.0	(97)%

Net loss	$(383.6)	$(394.7)	(3)%

Basic and diluted net loss per ordinary share:
Net loss from continuing operations	$(0.93)	$(1.06)	(12)%
Net income from discontinued operations (net of tax)	—	0.05	(100)%

Net loss	$(0.93)	$(1.01)	(8)%

Weighted average number of Ordinary Shares outstanding	413.5	390.1

Product Revenue

The increase of 13% in total product revenue in 2005 was primarily due to the growth of product revenue from the core business. Product revenue from our core business increased 34% from 2004 and more than compensated for the loss of revenue from products divested during 2004. The components of product revenue are set out below (in millions):

			% Increase/
	2005	2004	(Decrease)

(A) Marketed products
Maxipime	$140.3	$117.5	19%
Azactam	57.7	50.6	14%
Tysabri	11.0	6.4	72%
Prialt	6.3	—	N/A

Total revenue from marketed products	215.3	174.5	23%

(B) Manufacturing revenue and royalties	207.1	130.9	58%
(C) Amortized revenue — Adalat/Avinza	34.0	34.0	0%

Total product revenue from core business	456.4	339.4	34%

(D) Divested products(1)
European business(2)	—	10.5	(100)%
Zonegran(3)	—	41.2	(100)%
Other	1.7	13.3	(87)%

Total revenue from divested products	1.7	65.0	(97)%

Total product revenue	$458.1	$404.4	13%

(1)	Products described as “Divested Products” include products or businesses divested since the beginning of 2003.

(2)	Sold to Zeneus Pharma Ltd. (Zeneus) in February 2004.

(3)	Sold to Eisai in April 2004.

(A) Revenue from marketed products

Total revenue from marketed products increased to $215.3 million in 2005 from $174.5 million in 2004. The increase of 23% primarily reflects higher sales of Maxipime and Azactam, and initial sales of Tysabri and Prialt.  Azactam lost its patent exclusivity in October 2005, and the basic patent on Maxipime expires in March 2007. Two U.S. patents covering Maxipime formulations may provide patent protection until 2008. The expiration of these patents is expected to result in generic competition for these products, which is expected to adversely impact future revenues. However, to date, no generic Azactam product has been approved.

Maxipime revenue increased from $117.5 million to $140.3 million. The 19% increase reflects growth in demand, a price increase of 8% taken at the end of 2004, and improved supply conditions. We experienced third party supply shortages and disruptions with Maxipime during 2005. This led to a significant decline in inventories held by our wholesale customers and hospitals and, consequently, affected our ability to meet demand. The supply situation improved beginning in the third quarter of 2005.

As reported by IMS Health Inc., Azactam prescription demand for 2005 increased by 6% over 2004, while the corresponding revenues increased from $50.6 million to $57.7 million, or 14%. The difference between prescription and revenue growth rates is due to changing wholesaler inventory levels and price increases taken during the period.

The FDA granted accelerated approval of Tysabri in late November 2004 for the treatment of patients in the United States with all forms of relapsing remitting MS. Revenue from Tysabri amounted to $11.0 million in 2005 and $6.4 million in 2004. The marketing and clinical dosing of Tysabri was voluntarily suspended in February 2005. On March 7-8, 2006, the PCNS Advisory Committee reviewed and voted unanimously to recommend that Tysabri be reintroduced as a treatment for relapsing forms of MS. On March 21, 2006, we and Biogen Idec were informed by the FDA that the agency would extend its regulatory review of Tysabri by up to 90 days in order to complete a full review of the Tysabri risk management plan. Under the revised timeline, we anticipate an action from the FDA about the reintroduction of Tysabri as a treatment for relapsing forms of MS on or before June 28, 2006.

Prialt, a new treatment for severe chronic pain, was approved by the FDA in the United States in December 2004 and approved in Europe in February 2005. We began selling Prialt in the U.S. market in early 2005 and revenue from sales of Prialt was $6.3 million in 2005 (2004: $Nil). On March 20, 2006, we completed the sale of the European rights to Prialt to Eisai, while retaining the product rights in the United States.

(B) Manufacturing revenue and royalties

Manufacturing revenue and royalties are as follows (in millions):

			% Increase/
	2005	2004	(Decrease)

Tricor	$45.4	$4.5	909%
Verelan	34.7	27.8	25%
Diltiazem	18.6	19.3	(4)%
Skelaxin	17.9	12.2	47%
Ritalin	13.8	11.8	17%
Avinza	13.4	15.8	(15)%
Zanaflex	11.1	—	N/A
Other	52.2	39.5	32%

Total	$207.1	$130.9	58%

Manufacturing revenue and royalties from our EDT business comprises revenue earned from products we manufacture for third parties and royalties we earn principally on sales by third parties of products that incorporate our technologies. The increase of 58% was primarily due to increased sales by third parties of products that incorporate Elan’s technologies, predominantly Tricor, and increased manufacturing activity for third parties. Except as noted above, no other single product accounted for more than 10% of our manufacturing revenue and royalties in either 2005 or 2004. In 2005, 34% of these revenues consisted of royalties received on products that we do not manufacture, compared to 19% in 2004.

(C) Amortized revenue — Adalat/Avinza

Amortized revenue of $34.0 million in both 2005 and 2004 related to the licensing to Watson Pharmaceuticals, Inc. (Watson) of rights to our generic form of Adalat CC ($9.0 million) and the restructuring of our Avinza license agreement with Ligand Pharmaceuticals, Inc (Ligand) ($25.0 million). Both of these transactions occurred in 2002. The remaining unamortized revenue on these products of $35.2 million is included in deferred revenue, due to our ongoing involvement in the manufacturing of these products. Of the remaining $35.2 million, $13.5 million of the deferred revenue relates to generic Adalat CC and will be recognized as revenue through June 2007. The remaining deferred revenue of $21.7 million relates to Avinza and will be recognized as revenue through November 2006.

(D) Divested products

During 2004, we sold a number of products and businesses as part of the recovery plan, which commenced in July 2002 and was completed in early 2004, and our subsequent strategic repositioning as a biotechnology company focused on a number of key therapeutic markets. The decrease in revenue from divested products in 2005 was primarily due to the divestment of a number of products and businesses during 2004, principally the European business and Zonegran, which are described below. No divestments occurred in 2005.

In February 2004, we completed the sale of our European sales and marketing business to Zeneus. Revenue for the divested European business was $Nil for 2005 (2004: $10.5 million).

In April 2004, we sold our interests in Zonegran for North America and Europe to Eisai. Zonegran generated revenue of $Nil for 2005 (2004: $41.2 million).

Contract Revenue

			% Increase/
	2005	2004	(Decrease)
	(In millions)

Amortized fees	$16.4	$17.6	(7)%
Research revenues/milestones	15.8	59.7	(74)%

Total contract revenue	$32.2	$77.3	(58)%

The decrease in contract revenue of 58% in 2005 is principally due to a reduction in research revenue and milestones arising from research and development activities we perform on behalf of third parties. The reduction resulted from, among other things, the timing of milestone receipts, the completion of transitional research and development activities related to certain divested products, and the suspension of activity related to Sonata.

Cost of Sales

Cost of sales was $196.1 million in 2005, compared to $173.6 million in 2004. The cost of sales as percentage of product revenue was 43% for both 2005 and 2004. The gross margin remained consistent with 2004 because of compensating changes in the mix of product revenues, the impact of the Tysabri voluntary suspension and the divestment of products in 2004.

Selling, General and Administrative Expenses (SG&A)

SG&A expenses were $358.4 million in 2005, compared to $337.3 million in 2004, and included $84.7 million (2004: $52.3 million) in relation to Tysabri. The increase of 6% reflects the costs of maintaining the Tysabri commercial infrastructure in place for the full year 2005 in anticipation of its potential return to market and the marketing cost of launching Prialt during 2005, offset by reduced costs in the rest of the business.

Research and Development Expenses

R&D expenses were $233.3 million in 2005, compared to $257.3 million in 2004, and included $66.9 million (2004: $84.2 million) in relation to Tysabri. The decrease of 9% reflects cost containment initiatives, the refocusing of research and development efforts on key Alzheimer’s disease programs, and reduced spending on Tysabri as a result of the completion of clinical trials, offset by the cost of the extensive Tysabri safety evaluation.

Net Gain on Sale of Businesses

	2005	2004
	(In millions)

Zonegran	$85.6	$42.9
European business	17.1	(2.9)
Other	0.7	4.2

Total	$103.4	$44.2

In April 2004, we sold our interests in Zonegran in North America and Europe to Eisai for initial net consideration of $113.5 million at closing. We were also entitled to receive additional consideration of up to $110.0 million from Eisai through January 1, 2006, primarily contingent on the date of generic Zonegran approval. We received $85.0 million of this contingent consideration prior to the approval of generic Zonegran in December 2005. Consequently, the total net proceeds received from the sale of Zonegran amounted to $198.5 million and resulted in a cumulative net gain of $128.5 million, of which $85.6 million was recognized in 2005 and $42.9 million in 2004.

In February 2004, we sold our European sales and marketing business to Zeneus for initial net cash proceeds of $93.2 million, resulting in a loss of $2.9 million in 2004. We received an additional $6.0 million in February 2005, which was accrued at December 31, 2004, and $15.0 million of contingent consideration in December 2005, which resulted in a net gain of $17.1 million in 2005 after the release of contingent liabilities of $2.1 million, which were not required ultimately. We will not receive any further consideration in respect of this disposal.

Other Significant Net Charges

The principal items classified as other significant charges/(gains) include severance, relocation and exit costs, litigation settlement receipts, and losses incurred from litigation or regulatory actions, including shareholder class action litigation and the SEC investigation. These items have been treated consistently from period to period. Our management believes that disclosure of other significant charges/(gains) is meaningful because it provides additional information in relation to these material items.

	2005	2004
	(In millions)

(A) Pfizer litigation settlement, shareholder litigation, and SEC investigation	$(7.4)	$56.0
(B) Severance, relocation and exit costs	14.4	3.0
Other	(2.6)	0.8

Total other significant net charges	4.4	$59.8

(A) Pfizer litigation settlement, shareholder litigation, and SEC investigation

During 2005, we recorded a net gain of $7.4 million related primarily to the Pfizer litigation settlement in which we received a payment of $7.0 million. The nature of this action and its settlement is described in Note 25 to the Consolidated Financial Statements.

The $56.0 million charge recorded in 2004 arose primarily as a result of a $55.0 million provision made in relation to settlements of the SEC investigation and the related shareholder class action lawsuit. We and certain of our former and current officers and directors were named as defendants in a class action filed in early 2002 alleging that our financial statements were not prepared in accordance with GAAP, and that the defendants disseminated materially false and misleading information concerning our business and financial results. We agreed to settle the action in October 2004 and the settlement was formally approved by the U.S. District Court for the Southern District of New York in February 2005. The terms of the class action settlement received final court approval in April 2005. Under the class action settlement, all claims against us and the other named defendants were dismissed with no admission or finding of wrongdoing on the part of any defendant. The principal terms of the settlement provide for an aggregate cash payment to class members of $75.0 million, out of which the court awarded attorneys’ fees to plaintiffs’ counsel, and $35.0 million was paid by our insurance carrier.

We were also the subject of an investigation by the SEC’s Division of Enforcement regarding matters similar to those alleged in the class action. We provisionally settled the investigation in October 2004 and the SEC formally approved the settlement in February 2005. Under the settlement agreement reached with the SEC, we neither admitted nor denied the allegations contained in the SEC’s civil complaint, which included allegations of violations of certain provisions of the federal securities laws. The settlement contains a final judgment restraining and enjoining us from future violations of these provisions. In addition, under the final judgment, we paid a civil penalty of $15.0 million. In connection with the settlement, we were not required to restate or adjust any of our historical financial results or information.

For additional information on litigation which we are involved in, please refer to Note 25 to the Consolidated Financial Statements.

(B) Severance, relocation and exit costs

During 2005, we incurred severance, relocation and exit costs of $14.4 million arising from the realignment of our resources to meet our current business structure. These expenses arose from termination of certain operating leases and a reduction in employee headcount.

During 2004, we incurred severance, relocation and exit costs arising from the implementation of our recovery plan of $3.0 million. The recovery plan, which commenced in July 2002 and was completed in February 2004, involved the restructuring of our businesses, assets and balance sheet. These expenses arose from a reduction in the scope of our activities and a reduction in employee headcount.

Net Interest Expense

Net interest expense was $125.7 million in 2005, compared to $109.0 million in 2004. The increase of 15% primarily reflects the interest costs associated with the issuance of $850.0 million of 7.75% senior fixed rate notes (7.75% Notes) and $300.0 million of senior floating rate notes (Floating Rate Notes) in November 2004, partially offset by the impact of the repayment of the Elan Pharmaceutical Investments III Ltd. (EPIL III) Series B and C guaranteed notes (collectively, EPIL III Notes) in November 2004, the early retirement of $36.8 million of the 7.25% senior notes (Athena Notes) due in 2008 and the early conversion of $206.0 million in aggregate principal amount of 6.5% Convertible Notes due in 2008 in the second quarter of 2005, and increased interest income associated with higher cash balances and interest rates.

Net Investment Gains

Net investment gains were $16.3 million in 2005, compared to $114.6 million in 2004, a decrease of 86%. In 2005, we raised $62.7 million (2004: $255.5 million) in net cash proceeds from the disposal of investments and marketable investment securities. The net investment gains of $16.3 million in 2005 includes gains on the sale of securities of Allergy Therapeutics plc of $10.0 million, Iomai Corporation of $3.2 million and Emisphere Technologies, Inc. of $1.8 million. The net investment gains in 2004 of $114.6 million included a gain on the sale of securities of Warner Chilcott plc of $43.6 million, DOV Pharmaceutical, Inc. of $22.6 million, Curis, Inc. of $15.3 million and Atrix Laboratories of $13.1 million.

Impairment of Investments

During 2005, investment impairment charges of $23.5 million (2004: $71.8 million) reflect other-than-temporary impairments to the value of a number of investments, primarily in privately-held biotech companies.

Net Charge on Debt Retirement

In June 2005, we incurred a net charge of $51.8 million (2004: $Nil) associated with the early retirement of $36.8 million of the Athena Notes due in 2008 and the early conversion of $206.0 million in aggregate principal amount of the 6.5% Convertible Notes due in 2008. This reduced our debt by $242.8 million and our annualized interest expenses by approximately $16.0 million.

Charge Arising from Guarantee to EPIL II Noteholders

We had guaranteed EPIL II loan notes (EPIL II Notes) to the extent that the investments held by EPIL II were insufficient to repay the EPIL II Notes and accrued interest. EPIL II was a qualifying special purpose entity and was not consolidated under U.S. GAAP. On June 28, 2004, the EPIL II Notes of $450.0 million, together with accrued interest for the period from December 31, 2003 to June 28, 2004 of $21.5 million, were repaid. Of the aggregate payment of $471.5 million, $79.7 million was funded from the cash resources in EPIL II and through the sale of EPIL II’s entire investment portfolio. We funded the balance of $391.8 million under our guarantee. This resulted in a charge of $47.1 million in 2004, arising from interest of $21.5 million and investment losses of $25.6 million incurred by EPIL II during the first half of 2004.

Provision for/(Benefit from) Income Taxes

We had a net tax provision of $1.0 million for 2005, compared to a net tax benefit of $1.7 million for 2004. The overall tax provision for 2005 was $0.4 million. Of this amount, $0.6 million has been credited to shareholders’ equity to reflect utilization of stock option deductions. The remaining $1.0 million provision is allocated to ordinary activities. The tax provision reflected tax at standard rates in the jurisdictions in which we operate, income derived from Irish patents, foreign withholding tax and the availability of tax losses. Our Irish patent derived income was exempt from taxation pursuant to Irish legislation, which exempts from Irish taxation income derived from qualifying patents. Currently, there is no termination date in effect for such exemption. For additional information regarding taxation, please refer to Note 17 to the Consolidated Financial Statements.

Net Income/(Loss) from Discontinued Operations

Net income from discontinued operations was $0.6 million in 2005, compared to a net income from discontinued operations of $19.0 million in 2004. The net income from discontinued operations includes a net gain on sale of businesses of $0.5 million (2004: $11.5 million). During the course of the completed recovery plan, we sold a number of products and businesses, including Athena Diagnostics, Elan Diagnostics, a portfolio of pain products (the Pain Portfolio), Actiqtm (oral transmucosal fetanyl citrate), the dermatology portfolio of products, Abelcettm (amorphotericin B lipid complex) U.S./Canada, Myobloctm (botulinum toxin type B), Myambutoltm (ethambutal hydrochloride) and Frova, which are included in discontinued operations. We have recorded the results and gains or losses on the divestment of these operations within discontinued operations in the Consolidated Statement of Operations.

Net Loss and Net Loss per Ordinary Share

Net loss for the year was $383.6 million for 2005, compared to a net loss of $394.7 million for 2004. Basic and diluted net loss per share was $0.93 for 2005, compared to $1.01 for 2004. Basic and diluted net loss from continuing operations was $0.93 per share for 2005, compared to $1.06 per share for 2004. Basic and diluted net income from discontinued operations was $Nil per share for 2005, compared to basic and diluted net income per share of $0.05 for 2004.

2004 Compared to 2003 (in millions, except share and per share amounts)

			% Increase/
	2004	2003	(Decrease)

Product revenue	$404.4	$586.7	(31)%
Contract revenue	77.3	98.9	(22)%

Total revenue	481.7	685.6	(30)%

Operating expenses:
Cost of sales	173.6	248.9	(30)%
Selling, general and administrative expenses	337.3	384.2	(12)%
Research and development expenses	257.3	277.6	(7)%
Net gain on sale of businesses	(44.2)	(267.8)	(83)%
Other significant net charges	59.8	403.2	(85)%

Total operating expenses	783.8	1,046.1	(25)%

Operating loss	(302.1)	(360.5)	(16)%

Net interest and investment (gains) and losses:
Net interest expense	109.0	103.8	5%
Net investment gains	(114.6)	(103.4)	11%
Impairment of investments	71.8	87.5	(18)%
Charge arising from guarantee to EPIL II noteholders	47.1	49.0	(4)%

Net interest and investment losses:	113.3	136.9	(17)%

Loss from continuing operations before provision for/(benefit from) income taxes	(415.4)	(497.4)	(16)%
Benefit from income taxes	(1.7)	(22.8)	(93)%

Net loss from continuing operations	(413.7)	(474.6)	(13)%
Net income/(loss) from discontinued operations (net of tax)	19.0	(31.5)	(160)%

Net loss	$(394.7)	$(506.1)	(22)%

Basic and diluted net loss per ordinary share:
Net loss from continuing operations	$(1.06)	$(1.33)	(20)%
Net income/(loss) from discontinued operations (net of tax)	0.05	(0.09)	(156)%

Net loss	$(1.01)	$(1.42)	(29)%

Weighted average number of Ordinary Shares outstanding	390.1	356.0

Product Revenue

The decrease in product revenue in 2004 was primarily due to the divestment of a number of products and businesses during 2003 and 2004, principally Zonegran, Skelaxin, Sonata and the European business, offset by 10% growth in revenue from the core business. The components of product revenue are set out below (in millions):

			% Increase/
	2004	2003	(Decrease)

(A) Marketed products
Maxipime	$117.5	$109.1	8%
Azactam	50.6	45.1	12%
Tysabri	6.4	—	N/A

Total revenue from marketed products	174.5	154.2	13%

(B) Manufacturing revenue and royalties	130.9	120.0	9%
(C) Amortized revenue — Adalat/Avinza	34.0	34.0	0%

Total product revenue from core business	339.4	308.2	10%

(D) Divested products(1)
European business(2)	10.5	89.0	(88)%
Zonegran(3)	41.2	80.7	(49)%
Skelaxin(4)	—	60.2	(100)%
Sonata(4)	—	48.2	(100)%
Other	13.3	0.4	—

Total divested products revenue	65.0	278.5	(77)%

Total product revenue	$404.4	$586.7	(31)%

(1)	Products described as “Divested Products” include products or businesses divested since the beginning of 2003.

(2)	Sold to Zeneus in February 2004.

(3)	Sold to Eisai in April 2004.

(4)	Sold to King in June 2003.

(A) Marketed products

Total revenue from marketed products increased to $174.5 million in 2004 from $154.2 million in 2003. The increase of 13% primarily reflected the growth in prescriptions and demand for Maxipime and Azactam, and initial sales of Tysabri. The basic patent on Maxipime expires in March 2007 and the basic patent on Azactam expired in October 2005. Two U.S. patents covering Maxipime formulations may provide patent protection until 2008. The expiration of these patents is expected to result in generic competition for these products, which could adversely impact future revenues. To date no Azactam generic has been approved.

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

The FDA granted accelerated approval of Tysabri in late November 2004 for the treatment of patients in the United States with all forms of relapsing remitting MS. Revenue from Tysabri amounted to $6.4 million in 2004. The marketing and clinical dosing of Tysabri was voluntarily suspended in February 2005. On March 7-8, 2006, the PCNS Advisory Committee reviewed and voted unanimously to recommend that Tysabri be reintroduced as a treatment for relapsing forms of MS. On March 21, 2006, we and Biogen Idec were informed by the FDA that the agency would extend its regulatory review of Tysabri by up to 90 days in order to complete a full review of the

Tysabri risk management plan. Under the revised timeline, we anticipate an action from the FDA about the reintroduction of Tysabri as a treatment for relapsing forms of MS on or before June 28, 2006.

(B) Manufacturing revenue and royalties

Manufacturing revenue and royalties are as follows (in millions):

			% Increase/
	2004	2003	(Decrease)

Verelan	$27.8	$38.2	(27)%
Diltiazem	19.3	23.6	(18)%
Skelaxin	12.2	7.4	65%
Other	71.6	50.8	41%

Total	$130.9	$120.0	9%

Manufacturing revenue and royalties comprises of revenue earned from products we manufacture for third parties, and royalties we earned on sales by third parties of products that incorporate our technologies. The increase of 9% in 2004 was primarily related to additional manufacturing activities. Aside from Verelan and Diltiazem, no other single product accounted for more than 10% of our manufacturing revenue and royalties in either 2004 or 2003. In 2004, 19% of these revenues consisted of royalties received on products that we do not manufacture, compared to 12% in 2003.

(C) Amortized revenue — Adalat/Avinza

Amortized revenue of $34.0 million in both 2004 and 2003 related to the licensing to Watson of rights to our generic form of Adalat CC ($9.0 million) and the restructuring of our Avinza license agreement with Ligand ($25.0 million). Both of the transactions occurred in 2002. The remaining unamortized revenue on these products of $69.2 million is included in deferred revenue, due to our ongoing involvement in the manufacturing of these products. Of the remaining $69.2 million, $22.5 million of the deferred revenue relates to generic Adalat CC and will be recognized as revenue through June 2007. The remaining deferred revenue of $46.7 million relates to Avinza and will be recognized as revenue through November 2006.

(D) Divested products

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

Contract Revenue

			% Increase/
	2004	2003	(Decrease)
	(In millions)

Amortized fees	$17.6	$49.6	(65)%
Research revenues/milestones	59.7	49.3	21%

Total contract revenue	$77.3	$98.9	(22)%

Included in amortized fees for 2003 is $35.2 million related to the business ventures that were restructured or terminated as part of our recovery plan. There were no revenues related to the business ventures in 2004 and, consequently, amortized fees for 2004 decreased by 65% from 2003.

The increase in research revenues/milestones primarily reflects increased activity coupled with the timing of the achievement of milestones.

Cost of Sales

Cost of sales was $173.6 million in 2004, compare to $248.9 million in 2003. The cost of sales as percentage of product revenue was 43% for 2004 and 42% for 2003. The margin remained consistent with 2003 despite the change in the mix of product revenues. This was due primarily to the divestment of a number of products and businesses with higher margins and was offset by the elimination of royalties paid to Pharma Marketing Ltd. (Pharma Marketing) in 2004 (2003: $43.3 million). There were no direct costs of sales related to our royalty revenue in 2004 and 2003.

Selling, General and Administrative Expenses (SG&A)

SG&A expenses were $337.3 million in 2004 compared to $384.2 million in 2003. The decrease of 12% reflects the overall reduction in our activities as a result of the business and product divestments in both 2004 and 2003, offset by the costs of certain commercialization activities related to the launch of Tysabri. We incurred $52.3 million of launch costs in 2004 on Tysabri.

Research and Development Expenses

R&D expenses were $257.3 million in 2004 compared to $277.6 million in 2003. The decrease of 7% reflects the reduction in the scope of our R&D activities as a result of the divestment of certain businesses and products, the termination of certain R&D activities, and the refocusing of our efforts on key programs: Tysabri, Prialt and Alzheimer’s disease.

Net Gain on Sale of Businesses

	2004	2003
	(In millions)

Zonegran	$42.9	$—
European business	(2.9)	—
Primary care franchise	—	264.4
Other	4.2	3.4

Total	$44.2	$267.8

In April 2004, we completed the sale of our interests in Zonegran in North America and Europe to Eisai for initial net consideration of $113.5 million at closing. The gain from this transaction amounted to $42.9 million in 2004. We were also entitled to receive additional consideration of up to $110.0 million from Eisai through January 1, 2006, primarily contingent on the date of generic Zonegran approval. We had received $85.0 million of this contingent consideration prior to the approval of generic Zonegran in December 2005. Consequently, the total net proceeds received from the sale of Zonegran amounted to $198.5 million and resulted in a cumulative net gain of $128.5 million, of which $85.6 million was recognized in 2005 and $42.9 million in 2004.

In February 2004, we sold our European sales and marketing business to Zeneus for net cash proceeds of $93.2 million, resulting in a loss of $2.9 million. We received an additional $6.0 million in February 2005, which was accrued at December 31, 2004, and $15.0 million December 2005, which resulted in a net gain of $17.1 million in 2005 after the release of contingent liabilities of $2.1 million, which were not required ultimately. Approximately 180 employees of our European sales and marketing business transferred to Zeneus.

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

Other significant net charges

The principal items classified as other significant net charges/(gains) include asset impairments, purchase of royalty rights, severance, relocation and exit costs, and costs incurred from litigation or regulatory actions, including shareholder class action litigation and the SEC investigation. These items have been treated consistently from period to period. Our management believes that disclosure of other charges is meaningful because it provides additional information in relation to these material, infrequent and often non-recurring items.

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

We and certain of our former and current officers and directors were named as defendants in a class action filed in early 2002 alleging that our financial statements were not prepared in accordance with GAAP, and that the defendants disseminated materially false and misleading information concerning our business and financial results. We agreed to settle the action in October 2004 and the settlement was formally approved by the U.S. District Court for the Southern District of New York in February 2005. Under the class action settlement, all claims against us and the other named defendants were dismissed with no admission or finding of wrongdoing on the part of any defendant. The principal terms of the settlement provide for an aggregate cash payment to class members of $75.0 million, out of which the court awarded attorneys’ fees to plaintiffs’ counsel, and $35.0 million was paid by our insurance carrier.

We were also the subject of an investigation by the SEC’s Division of Enforcement regarding matters similar to those alleged in the class action. We provisionally settled the investigation in October 2004 and the SEC formally approved the settlement in February 2005. The terms of the class action settlement received final court approval in

April 2005. Under the settlement agreement reached with the SEC, we neither admitted nor denied the allegations contained in the SEC’s civil complaint, which included allegations of violations of certain provisions of the federal securities laws. The settlement contains a final judgment restraining and enjoining us from future violations of these provisions. In addition, under the final judgment, we paid a civil penalty of $15.0 million. In connection with the settlement, we were not required to restate or adjust any of our historical financial results or information.

The expense incurred in 2003 relates to legal expenses incurred on the SEC investigation and shareholder class action lawsuit.

For additional information on litigation which we are involved in, please refer to Note 25 to the Consolidated Financial Statements.

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

(C) Purchase of royalty rights

During 2003, we repurchased royalty rights related to certain of our current and former products from Pharma Marketing. For additional information on the purchase of royalty rights from Pharma Marketing, please refer to Item 5. “Risk Sharing Arrangements.”

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

(E) EPIL II/EPIL III waiver fee

In November 2003, we successfully completed a private offering of $460.0 million in aggregate principal amount of 6.5% Convertible Notes and gross proceeds of $173.2 million from the sale of 35 million Ordinary Shares. In connection with this offering, we paid a waiver fee of $16.8 million to the holders of the EPIL II and EPIL III Notes.

Net Interest Expense

Net interest expense was $109.0 million in 2004, compared to $103.8 million in 2003, an increase of 5%. The increase was primarily a result of the issuance of the $850.0 million of 7.75% Notes and $300.0 million of Floating Rate Notes in November 2004, offset by the repurchase of $351.0 million of the EPIL III Notes and by lower interest expense due to the Liquid Yield Option Notes (LYONs) repurchases during 2003. In addition, the $460.0 million 6.5% Convertible Notes, which were issued in November 2003, were outstanding throughout 2004.

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

Impairment of Investments

During 2004, impairment charges of $71.8 million (2003: $87.5 million) reflect other-than-temporary impairments to the value of a number of investments, mainly in privately-held biotech companies.

Charge Arising from Guarantee to EPIL II Noteholders

We had guaranteed the EPIL II Notes to the extent that the investments held by EPIL II were insufficient to repay the EPIL II Notes and accrued interest. EPIL II was a qualifying special purpose entity and was not consolidated under U.S. GAAP. On June 28, 2004, the EPIL II Notes of $450.0 million, together with accrued interest for the period from December 31, 2003 to June 28, 2004 of $21.5 million, were repaid. Of the aggregate payment of $471.5 million, $79.7 million was funded from the cash resources in EPIL II and through the sale of EPIL II’s entire investment portfolio. We funded the balance of $391.8 million under our guarantee. This resulted in a charge in 2004 of $47.1 million, arising from interest of $21.5 million and investment losses of $25.6 million incurred by EPIL II during the first half of 2004. During 2003, a charge of $49.0 million arose under the EPIL II guarantee, reflecting the increase during the year of the excess of the principal and accrued interest expense of the EPIL II Notes over the value of EPIL II’s assets.

Provision for Income Taxes

We had a net tax benefit of $1.7 million for 2004, compared to a net tax benefit of $22.8 million for 2003. The overall tax benefit to us for 2004 was $4.4 million. Of this amount, $2.7 million has been credited to shareholders’ equity to reflect utilization of stock option deductions. The remaining $1.7 million benefit is allocated to ordinary activities. The tax benefit reflected tax at standard rates in the jurisdictions in which we operate, income derived from Irish patents, foreign withholding tax and the availability of tax losses. Our Irish patent derived income was exempt from taxation pursuant to Irish legislation, which exempts from Irish taxation income derived from qualifying patents. Currently, there is no termination date in effect for such exemption. For additional information regarding taxation, please refer to Note 17 to the Consolidated Financial Statements.

Net Income/(Loss) from Discontinued Operations

Net income from discontinued operations was $19.0 million in 2004, compared to a net loss from discontinued operations of $31.5 million in 2003. The net income/(loss) from discontinued operations includes a net gain on sale of businesses of $11.5 million (2003: $22.9 million) and other charges of $Nil (2003: $58.4 million). During the course of the recovery plan, we sold a number of products and businesses, including Athena Diagnostics, Elan Diagnostics, a portfolio of pain products (the Pain Portfolio), Actiqtm (oral transmucosal fetanyl citrate), the dermatology portfolio of products, Abelcettm (amorphotericin B lipid complex) U.S./Canada, Myobloctm (botulinum toxin type B), Myambutol and Frova, which are included in discontinued operations. We have recorded the results and gains or losses on the divestment of these operations within discontinued operations in the income statement. For additional information on discontinued operations, please refer to Note 20 to the Consolidated Financial Statements.

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

SEGMENT ANALYSIS

Our business is organized into two segments: Biopharmaceuticals and EDT (formerly known as Global Services and Operations). Biopharmaceuticals engages in research, development and commercial activities and includes our activities in the areas of autoimmune diseases, neurodegenerative diseases, and our specialty business group. EDT focuses on product development, scale-up and manufacturing to address drug optimization challenges of the pharmaceutical industry.

Our total revenue of $490.3 million in 2005 (2004: $481.7 million; 2003: $685.6 million) was comprised of revenue from Biopharmaceuticals of $250.8 million (2004: $275.1 million; 2003: $479.7 million) and EDT of $239.5 million (2004: $206.6 million; 2003: $205.9 million). Our total operating loss of $198.5 million in 2005 (2004: $302.1 million; 2003: $360.5 million) was comprised primarily of operating losses incurred by Biopharmaceuticals of $225.4 million (2004: $253.2 million; 2003: $318.1 million), partially offset by operating income from EDT of $27.6 million (2004: $14.2 million; 2003: $5.7 million).

Biopharmaceuticals’ revenue decreased 9% to $250.8 million in 2005 from $275.1 million in 2004 and 48% from $479.7 million in 2003. The decrease is primarily due to the decrease in revenue from divested products, offset by increased sales of Maxipime and Azactam. Biopharmaceuticals’ operating loss decreased 11% to $225.4 from $253.2 million in 2004 and 29% from $318.1 million in 2003. The decrease in the operating loss was principally due to the increase in the gain on sale of businesses, offset by a decrease in revenues. Biopharmaceuticals’ net gain on sale of businesses increased from $41.2 million in 2004 to $103.1 million in 2005, primarily related to the gain on sale of Zonegran and our European business, principally due to the receipt of contingent considerations in 2005. Biopharmaceuticals’ other significant net charges increased from $0.2 million in 2004 to $5.6 million in 2005, primarily due to severance, relocation, and exit costs incurred relating to the realignment of our resources to meet our current business structure. In 2003, Biopharmaceuticals incurred net significant other charges of $343.7 million, which primarily related to the purchase of royalty rights from Pharma Marketing.

EDT revenue increased to $239.5 million in 2005 from $206.6 million in 2004 and increased 16% from $205.9 million in 2003. The increase from 2004 was primarily due to increased sales by third parties that incorporate Elan’s technologies. EDT operating income increased to $27.6 million in 2005 from $14.2 million in 2004, primarily due to the increase in revenues. EDT gain on sale of businesses decreased from a $3.0 million gain in 2004 to a $0.3 million gain in 2005. EDT did not incur material other significant net charges in either 2005 or 2004. In 2003, EDT incurred net significant other charges of $13.9 million, which related primarily to asset impairments.

RISK-SHARING AGREEMENTS

In June 2000, we disposed of royalty rights on certain products and development projects to Pharma Marketing. Pharma Marketing completed a private placement of its common shares to a group of institutional investors, resulting in gross proceeds of $275.0 million. We held no investment in Pharma Marketing and had no representative on its board of directors. Concurrent with the private placement, Pharma Marketing entered into a Program Agreement with us. The Program Agreement, which substantially regulated our relationship, was a risk-sharing arrangement between us and Pharma Marketing. Under the terms of the Program Agreement, Pharma Marketing acquired certain royalty rights to each of the following products for the designated indications (including any other product that contained the active ingredient included in such product for any other designation): (i) Frova, for the treatment of migraines; (ii) Myobloc, for the treatment of cervical dystonia; (iii) Prialt, for the treatment of acute pain and severe chronic pain; (iv) Zanaflex, for the treatment of spasticity and painful spasms; and (v) Zonegran, for the treatment of epilepsy. Pharma Marketing agreed to make payments to us in amounts equal to expenditures made by us in connection with the commercialization and development expenditures for these products, subject to certain limitations. These payments had been made on a quarterly basis based on the actual costs incurred by us. We did not receive a margin on the payments.

We received no revenue from Pharma Marketing in either 2005, 2004, or 2003. Pursuant to the Program Agreement, Pharma Marketing utilized all of its available funding by mid-2002. We will not receive any future revenue from Pharma Marketing. In 2003, the royalty rate on net sales of all designated products was 28% on the first $122.9 million of net sales and 53% for net sales above $122.9 million. We paid aggregate royalties of $43.3 million in 2003. This was recorded as a cost of sales.

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

Under the original agreements, we could have, at our option at any time prior to June 30, 2003, acquired the royalty rights by initiating an auction process. This date was extended to January 3, 2005 under the settlement with Pharma Marketing and Pharma Operating Ltd. (Pharma Operating) described below. In addition, the holders of Pharma Marketing common shares were entitled to initiate the auction process earlier upon the occurrence of certain events. Pursuant to the auction process, the parties were to negotiate in good faith to agree on a purchase price, subject to our right to re-acquire the royalty rights at a maximum purchase price. The maximum purchase price was approximately $413.0 million at December 31, 2002 and increased by approximately 25% annually (less royalty payments). The purchase price was reduced under the settlement with Pharma Marketing and Pharma Operating as described below.

On January 17, 2003, we announced that Pharma Operating had filed a lawsuit in the Supreme Court of the State of New York against us and certain of our subsidiaries in connection with the risk-sharing arrangement between the parties. The lawsuit sought, among other things, a court determination that Pharma Operating’s approval would be required in the event of a sale by us of our interest in Sonata to a third party. On January 30, 2003, we, Pharma Operating and its parent Pharma Marketing, agreed to settle the lawsuit and, under the terms of the settlement agreement, Pharma Operating dismissed the litigation between the parties without prejudice. Pursuant to the settlement agreement, effective upon the sale of Sonata to King in June 2003: (1) we paid Pharma Operating $196.4 million in cash (representing $225.0 million less royalty payments on all related products paid or due to Pharma Operating from January 1, 2003 through June 12, 2003) to acquire Pharma Operating’s royalty rights with respect to Sonata and Prialt; and (2) our maximum purchase price for the remaining products in the arrangement, Zonegran, Frova and Zanaflex, was reduced to $110.0 million, which increased at a rate of 15% per annum from June 12, 2003 (less royalty payments made for periods after June 12, 2003). The parties also agreed to extend our purchase option termination date to January  3, 2005 from the original termination date of June 30, 2003.

In connection with the settlement agreement, we agreed that we would cause certain subsidiaries in the United States, Ireland, the United Kingdom, Germany, France, Spain and Italy to pledge their accounts receivable from commercial sales of pharmaceutical products and services to Pharma Operating as collateral to secure our obligations in relation to royalty payments under the Pharma Marketing arrangement and the settlement agreement. We also agreed that, following the closing of a sale of Sonata, we would grant Pharma Operating additional collateral to the extent that the aggregate value of the collateral package, which was to be tested on a quarterly basis, was less than the maximum purchase price for the royalty rights on Zonegran, Frova and Zanaflex. On March  6, 2003, Elan Pharmaceuticals, Inc. (EPI) and Pharma Operating entered into a security agreement pursuant to which EPI granted Pharma Operating a first priority security interest in its accounts receivable from commercial sales of pharmaceutical products in the United States. On that same date, we and Pharma Operating agreed to the terms of the additional collateral mechanism. On May 20, 2003, Elan Pharma Limited (EPL) and Pharma Operating entered into a security agreement pursuant to which EPL granted Pharma Operating a security interest in its accounts receivable from commercial sales of pharmaceutical products and services in the United Kingdom. A similar agreement was entered into in relation to Ireland by Elan Pharma (Ireland) Limited on June 10, 2003.

In November 2003, we exercised our option to purchase the remaining royalty rights of Zonegran, Frova and Zanaflex from Pharma Operating for $101.2 million and all of our agreements with Pharma Marketing were terminated. During 2003, we expensed $297.6 million for the acquisition of royalty rights from Pharma Operating.

B.	Liquidity and Capital Resources

Cash and Cash Equivalents, Liquid and Capital Resources

Our liquid and capital resources at December 31 were as follows (in millions):

			Increase/
	2005	2004	(Decrease)

Cash and cash equivalents	$1,080.7	$1,347.6	(20)%
Restricted cash (current)	20.4	189.3	(89)%
Short-term marketable investments	10.0	65.5	(85)%
Shareholders’ equity	16.9	205.0	(92)%

We have historically financed our operating and capital resource requirements through cash flows from operations, sales of equity securities and borrowings. We consider all highly liquid deposits with an original maturity of three months or less to be cash equivalents. Our primary source of funds as of December 31, 2005 consisted of cash and cash equivalents of $1,080.7 million, which excludes restricted cash of $24.9 million (current and non-current), and short-term marketable securities of $10.0 million.

At December 31, 2005, our shareholders’ equity was $16.9 million, compared to $205.0 million at December 31, 2004. The decrease is due primarily to the net loss incurred during the year, offset by the conversion of convertible debt and proceeds from stock option exercises.

Cash Flows Summary

	2005	2004	2003
	(In millions)

Net cash used in operating activities	$(283.5)	$(347.9)	$(428.5)
Net cash provided by investing activities	120.9	474.2	369.6
Net cash provided by/(used in) financing activities	(99.7)	441.5	(175.7)
Effect of exchange rate changes on cash	(4.6)	1.6	12.5

Net increase/(decrease) in cash and cash equivalents	(266.9)	569.4	(222.1)

Cash and cash equivalents at beginning of year	1,347.6	778.2	1,000.3

Cash and cash equivalents at end of year	$1,080.7	$1,347.6	$778.2

The results of our cash flow activities for 2005 and 2004 are described below.

2005

Net cash used in operating activities was $283.5 million in 2005. The primary components of cash used in operating activities were the net loss (adjusted to exclude non-cash charges and benefits) and changes in working capital accounts. The changes in working capital accounts include the net decrease in trade receivables and prepaid and other assets of $159.4 million (principally related to the release of restricted cash of $168.9 million), the decrease in inventory of $3.5 million, and the net decrease of $111.8 million in accounts payable and accrued and other liabilities.

Net cash provided by investing activities was $120.9 million in 2005. The major component of cash generated from investing activities includes net proceeds of $45.6 million from the disposal of investments, $17.1 million from sale and maturity of marketable investment securities and $108.8 million from business disposals (primarily Zonegran and the European business), partially offset by $50.1 million for capital expenditures. As of December 31, 2005, we did not have any significant commitments to purchase property, plant and equipment, except for committed additional capital expenditures of $7.1 million.

Net cash used in financing activities totalled $99.7 million in 2005, primarily reflecting $39.0 million for the repayment of EPIL III Notes and $87.8 million for the early retirement of $36.8 million of the Athena Notes and early conversion of $206.0 million in aggregate principle amount 6.5% Convertible Notes, offset by $23.8 million of net proceeds from employee stock option exercises and $4.0 million of proceeds from government grants.

We believe that our current liquid asset position will be sufficient to meet our needs for at least the next twelve months.

2004

Net cash used in operating activities was $347.9 million in 2004. The components of cash used in operating activities were the net loss, adjusted to exclude non-cash charges and benefits, and changes in working capital accounts. The changes in working capital accounts include the net increase in trade receivables and prepaid and other assets of $15.4 million, the decrease in inventory of $17.1 million, and the net decrease of $26.7 million in accounts payable and accrued and other liabilities.

Net cash provided by investing activities was $474.2 million in 2004. The major component of cash generated from investing activities includes net proceeds of $76.6 million from the disposal of investments, $178.9 million from sale and maturity of marketable investment securities, $274.6 million from business disposals (primarily the European business, Zonegran and Frova), and $44.2 million from the disposals of property, plant and equipment, partially offset by $57.9 million for capital expenditures and $41.1 million for the purchase of intangible and other assets.

Net cash provided by financing activities totalled $441.5 million in 2004, primarily reflecting $1,125.1 million from the issuance of 7.75% Notes and Floating Rate Notes in November 2004 and $70.6 million of net proceeds from employee stock option exercises, partially offset by $351.0 million for the repayment of EPIL III Notes and $391.8 million for the EPIL II guarantee payment.

Debt Facilities

At December 31, 2005, we had long-term and convertible debts outstanding of $2,017.2 million which consists of the following:

(in millions)

6.5% Convertible notes due 2008	$254.0
Athena notes due 2008	613.2
7.75% Notes due 2011	850.0
Floating rate notes due 2011	300.0

$2,017.2

During 2005, as of December 31, 2005, and, as of the date of filing of this Form 20-F, we were not in violation of any of our debt covenants.

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

For additional information regarding our outstanding debt, please refer to Note 14 to the Consolidated Financial Statements.

Commitments and Contingencies

For information regarding commitments and contingencies, please refer to Notes 24 and 25 to the Consolidated Financial Statements.

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

C.	Research and Development, Patents and Licenses, etc.

See Item 4. B “Business Overview” for information on our R&D, patents and licenses, etc.

D.	Trend Information

Please see Item 4. B “Business Overview” and Item 5. A “Operating Results” for trend information.

E.	Off-Balance Sheet Arrangements

As of December 31, 2005, we have no unconsolidated special purpose financing or partnership entities or other off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, that are material to investors.

F.	Tabular Disclosure of Contractual Obligations

The following table sets out, at December 31, 2005, our main contractual obligations due by period for debt principal and interest repayments and capital and operating leases. These represent the major contractual, future payments that may be made by us. The table does not include items such as expected capital expenditures on plant and equipment or future investments in financial assets. As of December 31, 2005, the directors had authorized capital commitments for the purchase of property, plant and equipment of $7.1 million (2004: $15.9 million).

		Less Than	1-3	3-5	After
	Total	1 Year	Years	Years	5 Years

Athena Notes due 2008	$613.2	$—	$613.2	$—	$—
6.5% Convertible Notes due 2008(1)	254.0	—	254.0	—	—
7.75% Notes due 2011	850.0	—	—	—	850.0
Floating Rate Notes due 2011	300.0	—	—	—	300.0

Total debt principal obligations	2,017.2	—	867.2	—	1,150.0

Debt interest payments(2)	682.4	153.4	265.7	183.0	80.3
Capital lease obligations(3)	8.0	5.3	2.7	—	—
Operating lease obligations	138.9	18.0	30.3	40.9	49.7

Total contractual obligations	$2,846.5	$176.7	$1,165.9	$223.9	$1,280.0

(1)	We may, at any time after December 1, 2006, redeem all or part of the 6.5% Convertible Notes then outstanding at par, with interest accrued to the redemption date provided that, within a period of 30 consecutive trading days ending five trading days prior to the date on which the relevant notice of redemption is published, the official closing price per share of the ADSs on the NYSE for 20 trading days shall have been at least 150% of the conversion price deemed to be in effect on each of such trading days.

(2)	The Floating Rate Notes bear interest at a rate, adjusted quarterly, equal to three-month London Interbank Offer Rate (LIBOR) plus 4.0%. To calculate our interest payment obligation, we used the LIBOR at December 31, 2005.

(3)	In prior years, we disposed of plant and equipment and subsequently leased them back and also entered into an arrangement with a third party bank, the substance of which allows us to require a net settlement of our obligations under the leases. The related assets and liabilities of these previous sale and leaseback transactions have been offset in the Consolidated Financial Statements in the amount of $51.8 million at December 31, 2005 (2004: $64.3 million).

At December 31, 2005, we had commitments to invest $2.4 million (2004: $3.2 million) in healthcare managed funds.

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

Our debt ratings as of December 31, 2005 and 2004 were as follows:

Standard
	& Poor’s	Moody’s
	Rating	Investors
	Services	Service

Athena Notes	B	B3
6.5% Convertible Notes	CCC+	Not rated
7.75% Notes	B	B3
Floating Rate Notes	B	B3

We believe that we have sufficient current cash, liquid resources, realizable assets and investments to meet our liquidity requirements for at least the next twelve months. Longer-term liquidity requirements and debt repayments will need to be met out of future operating cash flows, financial and other asset realizations and future financing. However, events, including a material deterioration in our operating performance as a result of our inability to reintroduce Tysabri to the market, or, even if it were reintroduced to the market, a substantial delay in such reintroduction or, even if Tysabri is timely reintroduced, a material impairment in our ability to sell significant amounts of Tysabri, material adverse legal judgments, fines, penalties or settlements arising from litigation or governmental investigations, failure to receive marketing approval for products under development or the occurrence of other circumstances or events described under “Risk Factors”, could materially adversely affect our ability to meet our longer-term liquidity requirements.

We commit substantial resources to our R&D activities, including collaborations with third parties such as Biogen Idec for the development of Tysabri and Wyeth for Alzheimer’s disease. We expect to commit significant cash resources to the development and commercialization of products in our development pipeline.

We continually evaluate our liquidity requirements, capital needs and availability of resources in view of, among other things, alternative uses of capital, debt service requirements, the cost of debt and equity capital and estimated future operating cash flow. We may raise additional capital, restructure or refinance outstanding debt, repurchase material amounts of outstanding debt (including the Athena Notes, the 6.5% Convertible Notes, and the 7.75% Notes and the Floating Rate Notes), consider the sale of interests in subsidiaries, marketable investment securities or other assets or the rationalization of products, or take a combination of such steps or other steps to increase or manage our liquidity and capital resources. Any such actions or steps, including any repurchase of outstanding debt, could be material. In the normal course of business, we may investigate, evaluate, discuss and engage in future company or product acquisitions, capital expenditures, investments and other business opportunities. In the event of any future acquisitions, capital expenditures, investments or other business opportunities, we may consider using available cash or raising additional capital, including the issuance of additional debt.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Directors

Kyran McLaughlin (61) was appointed a director of Elan in January 1998 and was appointed chairman of Elan in January 2005. He is deputy chairman and head of capital markets at Davy Stockbrokers, Ireland’s largest stockbroker firm. He is also a director of Ryanair Holdings, plc and is a director of a number of private companies.

Göran Ando, MD (57) was appointed a director of Elan in May 2005. He was formerly executive vice president and president, R&D of Pharmacia (now Pfizer). He is a director of a number of public and private companies. Dr. Ando is a Specialist in General Medicine and a Founding Fellow of the American College of Rheumatology.

Garo H. Armen, PhD (53) was appointed a director of Elan in February 1994, and served as chairman of Elan from July 2002 until January 2005. He is Chairman and Chief Executive Officer of Antigenics Inc., the biotechnology company he co-founded with Pramod Srivastava in 1994. Dr. Armen also serves on the Board of Directors of Color Kinetics Incorporated, a company that designs, markets and licenses intelligent solid-state lighting systems. Dr. Armen is also the founder and President of the Children of Armenia Fund, a charitable organization established in 2000 that is dedicated to the positive development of the children and youth of Armenia.

Shane Cooke (43) was appointed a director of Elan in May 2005. He joined Elan as executive vice president and chief financial officer in July 2001. Prior to joining Elan, Mr. Cooke was chief executive of Pembroke Capital Limited, an aviation leasing company, and prior to that held a number of senior positions in finance in the banking and aviation industries. Mr. Cooke is a chartered accountant and a graduate of University College Dublin.

Laurence G. Crowley (69) was appointed a director of Elan in March 1996. He was governor (chairman) of the Bank of Ireland until his retirement in July 2005. He is presently chairman of PJ Carroll & Co. and is a director of a number of private companies.

William F. Daniel (54) was appointed a director of Elan in February 2003. He has served as the company secretary since December 2001, having joined Elan in March 1994 as group financial controller. In July 1996, he was appointed group vice president, finance, group controller and principal accounting officer. From 1990 to 1992, Mr. Daniel was financial director of Xtravision, plc. Mr. Daniel is a chartered accountant and a graduate of University College Dublin.

Lars Ekman, MD, PhD (56) was appointed a director of Elan in May 2005 and joined Elan as executive vice president and president, global R&D in 2001. Prior to joining Elan, he was EVP, R&D, at Schwarz Pharma AG since 1997. From 1984 to 1997, Dr. Ekman was employed in a variety of senior scientific and clinical functions at Pharmacia (now Pfizer). Dr. Ekman is a board certified surgeon with a PhD in experimental biology and has held several clinical and academic positions in both the United States and Europe. He obtained his PhD and MD from the University of Gothenburg, Sweden.

Alan R. Gillespie, CBE, PhD (55) was appointed a director of Elan in March 1996. He is chairman of Ulster Bank Limited and chairman of the International Finance Facility. From November 1999 until November 2002, he was chief executive officer of CDC Group, plc and was previously a managing director of Goldman Sachs International.

Ann Maynard Gray (60) was appointed a director of Elan in February 2001. She was formerly president of Diversified Publishing Group of Capital Cities/ABC, Inc. Ms. Gray is also a director of Duke Energy Corporation and The Phoenix Companies, Inc.

Gary Kennedy (48) was appointed a director of Elan in May 2005. From May 1997 to December 2005, he was Group Director, Finance & Enterprise Technology at Allied Irish Banks, plc (AIB) and a member of the main Board of AIB and was also on the Board of M&T, AIB’s associate in the United States. Prior to that, Mr. Kennedy was group vice president at Nortel Networks Europe after starting his management career at Deloitte & Touche. He served on the Board of the Industrial Development Authority of Ireland for 10 years until he retired in December 2005. Currently as an independent business consultant, he is a member of the NUI Galway Development Board.

Nancy Lurker (48) was appointed a director of Elan in May 2005. She has been chief executive officer and president of ImpactRX since 2003 and was previously group vice president, Global Prescription Business, at Pharmacia (now Pfizer). Ms. Lurker also served as a member of the Pharmacia Operating Committee.

G. Kelly Martin (47) was appointed a director of Elan in February 2003 following his appointment as president and chief executive officer. He was formerly president of the International Private Client Group and a member of the executive management and operating committee of Merrill Lynch & Co., Inc. He spent over 20 years at Merrill Lynch & Co., Inc. in a broad array of operating and executive responsibilities on a global basis.

Kieran McGowan (62) was appointed a director of Elan in December 1998. From 1990 until his retirement in December 1998, he was chief executive of the Industrial Development Authority of Ireland. He is chairman of the Governing Authority of University College Dublin and is a director of CRH, plc, Irish Life and Permanent, plc, United Drug, plc, Enterprise Ireland, and a number of private companies.

Kevin M. McIntyre, MD (70) was appointed a director of Elan in February 1984. He is an associate clinical professor of medicine at Harvard Medical School and has served as a consultant to the National Academy of Sciences.

Dennis J. Selkoe, MD (62) was appointed a director of Elan in July 1996, following our acquisition of Athena Neurosciences, where he served as a director since July 1995. Dr. Selkoe was a founder of, and consultant to, Athena Neurosciences. Dr. Selkoe, a neurologist, is a professor of neurology and neuroscience at Harvard Medical School. He also serves as co-director of the Center for Neurologic Disease at The Brigham and Women’s Hospital.

Outside directors of Elan are compensated with fee payments and stock options (with additional payments where directors are members of board committees) and are reimbursed for travel expenses to and from board meetings.

Senior Management

Paul Breen (49) is executive vice president, EDT. He joined Elan in July 2001. Prior to joining Elan, he was vice president and joint managing director of Pfizer Pharmaceuticals Ireland. Prior thereto, he was vice president and managing director of Warner-Lambert Company’s Irish operations. He is Chairman of the governing body of the Athlone Institute of Technology. Mr. Breen holds a degree in science and is a graduate of University College Dublin.

Nigel Clerkin (32) was appointed senior vice president, finance and group controller in January 2004, having previously held a number of financial and strategic planning positions since joining Elan in January 1998. He is also our principal accounting officer. Mr. Clerkin is a chartered accountant and a graduate of Queen’s University Belfast.

Richard Collier (52) joined Elan as executive vice president and general counsel in November 2004. Prior to joining Elan, Mr. Collier was senior counsel at Morgan, Lewis & Bockius LLP. Prior to joining Morgan Lewis, he was senior vice president and general counsel at Pharmacia (now Pfizer), after serving in that same position at Pharmacia & Upjohn. Prior to his experience at Pharmacia, Mr. Collier spent 11 years at Rhone-Poulenc Rorer, Inc. Previously, he was in private practice after having served with the U.S. Federal Trade Commission and U.S. Department of Justice. Mr. Collier is a graduate of Temple University and also earned his Juris Doctor at Temple University.

Allison Hulme, PhD (42) was appointed executive vice president, autoimmune, Tysabri, global development, in January 2005. Previously, Dr. Hulme held the positions of executive vice president, Tysabri business enterprise, and senior vice president, head of global development. Prior to joining Elan in October 1995, Dr. Hulme held several positions in Clinical Research at Glaxo Wellcome Pharmaceuticals (United Kingdom) and served as Lecturer at Luton University. She holds a degree in science from Luton University and earned her PhD from Cranfield Institute of Technology.

Karen S. Kim (43) was appointed executive vice president, corporate strategy & alliances, communications, branding and specialty group, in January 2005. She joined Elan in September 2003 as senior vice president, head of global corporate strategy and strategic alliances. Prior to joining Elan, Ms. Kim held senior management positions at Merrill Lynch & Co., which she joined in 1998, and where she was most recently head of Client Development in the International Private Client Group. Previously she held senior management positions at the Cambridge Group and

The MAC Group/Gemini Consulting. She is a graduate of Wellesley College and earned her MBA from the Harvard Graduate School of Business Administration.

Ivan Lieberburg, MD, PhD (56) is executive vice president and chief medical officer of Elan, where he has held a number of senior positions, most recently senior vice president of research. Prior to joining Athena Neurosciences in 1987, Dr. Lieberburg held faculty positions at the Albert Einstein College of Medicine and Mt. Sinai School of Medicine in New York. He received an AB from Cornell University and earned his PhD in Neurobiology from The Rockefeller University. Dr. Lieberburg was a Postdoctoral Fellow in Neurobiology at Rockefeller University. He earned his MD from the University of Miami. Dr. Lieberburg was a Research Endocrine Fellow at the University of California, San Francisco.

Kathleen Martorano (44) was appointed executive vice president, strategic human resources, and a member of the office of the chief executive officer, in January 2005. She joined Elan in May 2003 as senior vice president, corporate marketing & communications. Prior to joining Elan, Ms. Martorano held senior management positions at Merrill Lynch & Co., which she joined in 1996, and where she was most recently first vice president of Marketing and Communications for the International Private Client Group. Previously, she held senior management positions with Salomon Brothers. Ms. Martorano holds a Bachelor of Science degree from Villanova University.

Dale Schenk, PhD (48) was appointed senior vice president and Elan’s chief scientific officer in June 2003. From 1999 to 2003, Dr. Schenk was senior vice president of discovery research at Elan, and from 1998 to 1999, he was the company’s vice president of neurobiology. Previously, Dr. Schenk was director of neurobiology for Athena Neurosciences from 1994 to 1998. Earlier at Athena, from 1987 to 1994, Dr. Schenk served as the leader of several research programs. Dr. Schenk earned his Bachelor’s degree in Biology from the University of California, San Diego and a PhD in Physiology and Pharmacology from the University of California, San Diego.

Ted Yednock, PhD (48) was appointed senior vice president, head of global research, in September 2005. Dr. Yednock joined Athena Neurosciences in 1990 to initiate work on MS. He has contributed to a number of research efforts since that time in the areas of both autoimmune and neurodegeneration, and has held a number of scientific and management positions within the organization. Most recently, Dr. Yednock served as vice president, biology. He earned his Bachelor’s degree in Biology and Chemistry from the University of Illinois and his PhD in Immunology from the University of California, San Francisco.

Officers serve at the discretion of the board of directors. No director or officer has a family relationship with any other director or officer.

B.	Compensation

Executive Officers and Directors’ Remuneration

For the year ended December 31, 2005, all executive officers and outside directors as a group (21 persons) received total compensation of $8.5 million. We reimburse officers and outside directors for their actual business-related expenses. For the year ended December 31, 2005, an aggregate of $0.2 million was accrued to provide pension, retirement and other similar benefits for directors and officers. We also maintain certain health and medical benefit plans for our employees in which our officers participate.

Directors’ Remuneration

	Year Ended December 31
		2005		2005
	2005	Annual	2005	Benefit		2005	2004
Executive Directors:	Salary/Fees	Bonus	Pension	in Kind		Total	Total

G. Kelly Martin	$804,139	$880,000	$6,300	$102,876		$1,793,315	$858,252(1)
Shane Cooke(2)	357,900	390,605	—	—		748,505	—
William Daniel	396,409	205,400	45,028	21,428		668,265	612,880
Lars Ekman, MD, PhD(2)	265,529	233,333	6,186	270,833	(3)	775,881	—

Total	$1,823,977	$1,709,338	$57,514	$395,137		$3,985,966	$1,471,132

(1)	On March 10, 2005, Mr. Martin waived his 2004 performance cash bonus, which would have been paid in 2005, in lieu of 200,000 shares of stock options. The options were granted with an estimated fair value of $900,000 at an exercise price of $7.47 per share. Mr. Martin also received an annual grant of 80,000 stock options on the same date. For additional information on directors’ options, please refer to pages 73 and 74.

(2)	Appointed as director on May 26, 2005; and the remuneration has been pro-rated for the period from May 26, 2005 to December 31, 2005.

(3)	Includes $240,000 for loan fully forgiven in December 2005. For additional information, please refer to Note 26 to the Consolidated Financial Statements.

	Year Ended December 31
		2005		2005
	2005	Annual	2005	Benefit	2005	2004
Non-Executive Directors:	Fees	Bonus	Pension	in Kind	Total	Total

Kyran McLaughlin	$300,000	$—	$—	$—	$300,000	$96,250
Göran Ando, MD(2)	36,661	—	—	—	36,661	—
Garo H. Armen, PhD	55,000	—	—	—	55,000	300,000
Brendan E. Boushel(1)	22,211	—	—	—	22,211	51,250
Laurence G. Crowley	68,802	—	—	—	68,802	76,250
Alan R. Gillespie, CBE PhD	67,500	—	—	—	67,500	63,750
Ann Maynard Gray	77,464	—	—	—	77,464	88,750
John Groom(1)	22,211	—	83,333	—	105,544	251,250
Gary Kennedy(2)	36,661	—	—	—	36,661	—
Nancy Lurker(2)	36,661	—	—	—	36,661	—
Kieran McGowan	82,333	—	—	—	82,333	76,250
Kevin M. McIntyre, MD	68,281	—	—	—	68,281	71,250
Dennis J. Selkoe, MD	97,916	—	—	—	97,916	51,250
Richard L. Thornburgh(1)	29,134	—	—	—	29,134	71,250

Total	$1,000,835	$—	$83,333	$—	$1,084,168	$1,197,500

Average number of non-executive directors					11	12

(1)	Retired as director on May 26, 2005.

(2)	Appointed as director on May 26, 2005.

On February 12, 2002, we entered into a consultancy agreement with Mr. Groom. Mr. Groom received $200,000 in 2002 under this consultancy agreement. Effective July 1, 2003, the consultancy agreement was cancelled and we entered into a pension agreement of $200,000 per annum payable to Mr. Groom until May 16, 2008.

On May 20, 2004, EPI entered into a consultancy agreement with Dr. Selkoe. Dr. Selkoe is also a party to a consultancy agreement with Athena Neurosciences. Under consultancy agreements, Dr. Selkoe received $25,000 in 2005 and $76,200 in 2004.

Payments to Former Directors:	2005	2004

Salaries:
Donal Geaney	$—	$660,304
Thomas Lynch	—	459,615

	—	1,119,919
Legal settlement:
Donal Geaney	4,375,000	—

Pensions:
John Groom	116,667	—
Donald Panoz	26,667	160,000
Nancy Panoz	4,166	25,000

	147,500	185,000

Total	$4,522,500	$1,304,919

On July 9, 2002, the late Mr. Geaney and Mr. Lynch resigned as chairman and vice-chairman of the board, respectively, as well as from their respective positions as officers of Elan. Under the terms of the agreements, Mr. Geaney and Mr. Lynch continued as employees of Elan as senior advisers to the chairman until July 31, 2004 at their then current base salaries and were entitled to continue to receive the pension and other benefits to which they were then entitled. They were not entitled to any bonuses during that time.

On June 13, 2005, we settled an action taken by Mr. Geaney for a sum of 3.5 million Euros ($4.4 million) plus an agreed sum of legal fees. For additional information, see Note 26 to the Consolidated Financial Statements.

C.	Board Practices

The Board

The roles of the chairman and chief executive officer (CEO) are separated. The chairman of the board is responsible for the leadership and management of the board. Our CEO is responsible for the operation of the business of the Company. Other significant commitments of the chairman are set out on page 64. These commitments did not change during 2005. Under our guidelines, two-thirds of the board is independent. The board currently includes ten independent, non-executive directors who constitute two-thirds of the board. We adopted a definition of independence based on the rules of the New York Stock Exchange (NYSE), the exchange on which the majority of our shares are traded.

The board regularly reviews its responsibilities and those of its committees and management. The board meets regularly throughout the year, and all of the directors have full and timely access to the information necessary to enable them to discharge their duties. All directors also have access to the advice and services of the Company Secretary.

The board has reserved certain matters to its exclusive jurisdiction, thereby maintaining control of the Company and its future direction. All directors are appointed by the board, as nominated by its nominating committee, and subsequently elected by the shareholders. Procedures are in place where directors and committees, in furtherance of their duties, may take independent professional advice, if necessary, at our expense. The board held six scheduled meetings during 2005.

Our Guidelines require that the board will conduct a self-evaluation at least annually to determine whether it and its committees are functioning effectively. An evaluation of the performance of the board, the board committees, and individual directors was conducted during the year by the Lead Independent Director through meetings with each member of the board. The results were presented to the Nominating Committee and to the board. The board concluded that it and its committees had operated satisfactorily during the past year.

The board has delegated authority over certain areas of our activities to three standing committees, as more fully described below.

Audit Committee

The audit committee, composed entirely of non-executive directors, helps the board in its general oversight of our accounting and financial reporting practices, internal controls and audit functions, and is directly responsible for the appointment, compensation and oversight of the work of our independent auditors. The audit committee periodically reviews the effectiveness of the system of internal control. It monitors the adequacy of internal accounting practices, procedures and controls, and reviews all significant changes in accounting policies. The committee meets regularly with the internal and external auditors and addresses all issues raised and recommendations made by them. The members of the committee in 2005 were Dr. Gillespie (chairman), Mr. Kennedy (appointed September 9, 2005), Mr. McGowan and Ms. Gray, who was appointed to the audit committee on February 3, 2005, and served on the committee until Mr. Kennedy’s appointment. Mr. Kennedy qualifies as an audit committee financial expert. The audit committee held seven formal meetings during 2005. For additional information on the audit committee, please refer to Item 16A. “Audit Committee Financial Expert” and Item 16C. “Audit Committee.”

As part of our code of conduct, we have put in place a confidential email and telephone hot-line to allow employees to report potential violations of laws, rules, regulations or ethical standards. The audit committee reviews these arrangements, and the investigation and follow-up of any reported matters.

Leadership Development and Compensation Committee

The leadership, development and compensation committee (LDCC), composed entirely of non-executive directors, reviews our compensation philosophy and policies with respect to executive compensation, fringe benefits and other compensation matters. The committee determines the compensation of the chief executive officer and other executive directors and reviews the compensation of the other members of the executive management. The members of the committee are Dr. Selkoe (chairman), Dr. Ando (appointed September 9, 2005), Mr. Crowley, Ms. Lurker (appointed September 9, 2005) and Dr. McIntyre. The committee held six meetings during 2005.

Nominating Committee

The nominating committee, composed entirely of non-executive directors, reviews on an ongoing basis the membership of the board of directors and of the board committees and the performance of the directors. It recommends new appointments to fill any vacancy that is anticipated or arises on the board of directors. The committee reviews and recommends changes in the functions of the various committees of the board. The Guidelines and the charter of the committee set out the manner in which the performance evaluation of the board, its committees and the directors is to be performed and by whom. The members of the committees are Mr. McGowan (Chairman and Lead Independent Director), Ms. Gray and Mr. McLaughlin. The committee held four meetings during 2005.

Board and Board Committee Meetings

The number of scheduled board and board committee meetings held and attended by each director during the year was as follows:

		Audit				Nominating
	Board	Committee		LDCC		Committee

Kyran McLaughlin	6/6	—		—		4/4
Göran Ando, MD(2)	2/2	—		0/1		—
Garo H. Armen, PhD	6/6	—		—		—
Brendan E. Boushel(1)	2/3	—		—		—
Shane Cooke	2/2	—		—		—
Laurence G. Crowley	5/6	—		6/6		—
William F. Daniel	6/6	7/7	(3)	6/6	(3)	4/4	(3)
Lars Ekman, MD, PhD	2/2	—		—		—
Alan R. Gillespie, CBE PhD	5/6	7/7		—		—
Ann Maynard Gray	5/6	3/3		—		4/4
John Groom(1)	3/3	—		—		—
Gary Kennedy(2)	2/2	3/3		—		—
Nancy Lurker(2)	2/2	—		1/1		—
G. Kelly Martin	6/6	—		—		—
Kieran McGowan	6/6	6/7		—		4/4
Kevin M. McIntyre, MD	6/6	—		6/6		—
Dennis J. Selkoe, MD	6/6	—		6/6		—
Richard L. Thornburgh(1)	3/3	—		—		—

(1)	Retired as director on May 26, 2005.

(2)	Appointed as director on May 26, 2005.

(3)	William Daniel was secretary on these committees.

Relations with Shareholders

We communicate regularly with our shareholders throughout the year, specifically following the release of quarterly and annual results, and after major developments. Our general meetings and analyst briefings are webcast and are available on our website (www.elan.com). All shareholders are given adequate notice of the annual meeting. The board periodically receives a presentation by external advisers on investor perceptions and external brokers’ reports are circulated to all directors. All directors normally attend the Annual General Meeting and shareholders are invited to ask questions during the meeting and to meet with directors after the formal proceedings have ended.

Internal Control

The board of directors has overall responsibility for our system of internal control and for monitoring its effectiveness. The system of internal control is designed to provide reasonable, but not absolute, assurance against material misstatement or loss. The key procedures that have been established to provide effective internal control include:

•	A clear focus on business objectives is set by the board having considered the risk profile of Elan;

•	A formalized risk reporting system. Significant business risks are addressed at each board meeting;

•	A clearly defined organizational structure under the day-to-day direction of our chief executive officer. Defined lines of responsibility and delegation of authority have been established within which our activities are planned, executed, controlled and monitored to achieve the strategic objectives which the board has adopted for us;

•	A comprehensive system for reporting financial results to the board. This includes a budgeting system with an annual budget approved by the board;

•	A system of management and financial reporting, treasury management and project appraisal — the system of reporting covers trading activities, operational issues, financial performance, working capital, cash flow and asset management; and

•	To support our system of internal control, we have separate Corporate Compliance, Internal Audit and Internal Control Departments. Each of these departments report periodically to the Audit Committee. The Internal Control function, which was established at the beginning of 2004, is primarily responsible for the Company’s compliance with Section 404 of the Sarbanes-Oxley Act 2002. Our Internal Audit function was re-established in the latter part of 2005 and is now fully coordinated with the other control functions outlined above.

The directors reviewed our system of internal control and also examined the full range of risks affecting us and the appropriateness of the internal control structures to manage and monitor these risks. This process involved a confirmation that appropriate systems of internal control were in place throughout the financial year and up to the date of signing of these financial statements. It also involved an assessment of the ongoing process for the identification, management and control of the individual risks and of the role of the various risk management functions and the extent to which areas of significant challenges facing us are understood and are being addressed. No material unaddressed issues emerged from this assessment. The directors confirm that they have reviewed, in accordance with the Turnbull Guidance, the effectiveness of our systems of internal control for the year ended December 31, 2005. Section 404 of the Sarbanes-Oxley Act will require that our Annual Report on Form 20-F for the year ending December 31, 2006 contain a report stating that it is the responsibility of management to establish and maintain adequate internal control over financial reporting and assessing the effectiveness of our internal control over financial reporting. Although we are not required to report compliance in this 2005 Form 20-F, management has undertaken a process to be in a position to comply with the mandates of Section 404 of the Sarbanes-Oxley Act by December 31, 2006.

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

Remuneration Policy

Our policy on executive directors’ remuneration is to set remuneration levels that are appropriate for our senior executives having regard to their substantial responsibilities, their individual performance and our performance as a whole. The committee sets remuneration levels after reviewing remuneration packages of executives in the pharmaceutical industry. The committee takes external advice from independent benefit consultants and considers Section B of the Code of Best Practice of The Combined Code as issued by the London and Irish Stock Exchanges.

The typical elements of the remuneration package for executive directors include basic salary and benefits, annual cash incentive bonus, pensions and participation in equity award plans.

The committee grants equity awards to encourage identification with shareholders’ interests and to link performance to the long-term share price performance of Elan.

Executive Directors’ Basic Salary

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

Stock Option Plans

It is the committee’s policy, in common with other companies operating in the pharmaceutical industry, to award stock options to management and employees. The options generally vest between one and four years. These plans do not contain any performance conditions.

Restricted Stock Units

In June 2004, our shareholders and board of directors approved a Restricted Stock Unit Plan (RSU Plan). The first grants under the RSU Plan were made by the committee in February 2006. The grants vest between one and four years and do not contain any performance conditions.

Employee Equity Purchase Plans

In June 2004, our shareholders approved a qualified Employee Equity Purchase Plan (U.S. Purchase Plan), under Sections 421 and 423 of the Internal Revenue Code (IRC), which became effective on January 1, 2005 for eligible employees based in the United States. The plan allows eligible employees to purchase common stock at 85% of the lower of the fair market value at the start of the offering period or the fair market value on the last trading day of the offering period. Purchases are limited to $25,000 per calendar year, 1,000 shares per offering period, and subject to certain IRC restrictions.

The board of directors approved the Irish Sharesave Option Scheme 2004 and U.K. Sharesave Option Plan 2004, effective January 1, 2005, for employees based in Ireland and the United Kingdom, respectively (the Irish/U.K. Sharesave Plans). In total, 1,500,000 shares were reserved for issuance under the Irish/U.K. Sharesave Plans and U.S. Purchase Plan combined. The Irish/U.K. Sharesave Plans allow eligible employees to purchase shares at no lower than 85% of the fair market value at the start of the thirty-six month saving period. The plan allows eligible employees to save up to 320 Euro per month under the Irish Scheme or 250 pounds Sterling under the U.K. Plan and they may purchase shares anytime within six months after the end of the saving period.

In 2005, 542,429 shares were issued under the U.S. Purchase Plan (2004: Nil) and as of December 31, 2005, 957,571 shares (2004: 1,500,000 shares) were reserved for future issuance under the U.S. Purchase Plan and Irish/U.K. Sharesave Plans.

D.	Employees

See Item 4.B “Business Overview — Employees” for information on our employees.

E.	Share Ownership

Directors’ Ordinary Shares

The beneficial interests of those persons who were directors and the secretary of Elan Corporation, plc at December 31, 2005, including their spouses and children under eighteen years of age, were as follows:

	Ordinary Shares;
	Par Value 5 Euro
	Cents Each
	2005	2004

Kyran McLaughlin	150,000	—
Göran Ando, MD	1,500	—
Garo H. Armen, PhD	270,000	270,000
Shane Cooke	250,000	—
Laurence G. Crowley	12,000	12,000
William F. Daniel	50,000	50,000
Lars Ekman, MD, PhD	30,100	12,100
Alan R. Gillespie, CBE PhD	132,000	132,000
Ann Maynard Gray	3,500	3,500
Gary Kennedy	2,800	—
Nancy Lurker	—	—
G. Kelly Martin	257,500	257,500
Kieran McGowan	1,200	1,200
Kevin M. McIntyre, MD	179,356	179,356
Dennis J. Selkoe, MD	163,175	163,175

Directors’ Options

					Weighted Average
	At				Market Price of	At	Weighted
	December 31,				Shares at Exercise	December 31,	Average
	2004	Granted	Expired	Exercised	Date	2005	Exercise Price

Kyran McLaughlin	55,000	7,500	—	—	—	62,500	$19.83
Göran Ando, MD	—	15,000	—	—	—	15,000	$8.05
Garo H. Armen, PhD	1,075,000	—	10,000	200,000	$8.12	865,000	$4.10
Shane Cooke	640,500	210,000	227,500	413,000	$8.20	210,000	$7.28
Laurence G. Crowley	65,000	7,500	10,000	—	—	62,500	$19.83
William F. Daniel	356,705	50,000	—	—	—	406,705	$16.18
Lars Ekman, MD, PhD	635,000	60,000	—	—	—	695,000	$13.29
Alan R. Gillespie, CBE PhD	65,000	7,500	10,000	—	—	62,500	$19.83
Ann Maynard Gray	45,000	7,500	—	—	—	52,500	$18.69
Gary Kennedy	—	15,000	—	—	—	15,000	$8.05
Nancy Lurker	—	15,000	—	—	—	15,000	$8.05
G. Kelly Martin	2,060,000	1,030,000	—	—	—	3,090,000	$6.87
Kieran McGowan	55,000	7,500	—	—	—	62,500	$19.83
Kevin M. McIntyre, MD	65,000	7,500	10,000	—	—	62,500	$19.83
Dennis J. Selkoe, MD	65,000	7,500	10,000	—	—	62,500	$19.83

Options outstanding at December 31, 2005 are exercisable at various dates between January 2006 and December 2015. During the year ended December 31, 2005, the closing market price ranged from $3.24 to $29.00 per ADS. The closing market price at March 17, 2006, on the NYSE of our ADSs was $15.01.

The following changes in directors’ interests occurred between December 31, 2005 and March 17, 2006:

				Restricted
	Grant Date	Price	Options	Stock Units

Kyran McLaughlin	February 1, 2006	$15.90	10,000	—
Göran Ando, MD	February 1, 2006	15.90	10,000	—
Garo H. Armen, PhD	February 1, 2006	15.90	10,000	—
Shane Cooke	February 1, 2006	15.90	63,899	12,579
Laurence G. Crowley	February 1, 2006	15.90	10,000	—
William F. Daniel	February 1, 2006	15.90	47,925	9,434
Lars Ekman, MD, PhD	February 1, 2006	15.90	127,799	25,157
Alan R. Gillespie, CBE PhD	February 1, 2006	15.90	10,000	—
Ann Maynard Gray	February 1, 2006	15.90	10,000	—
Gary Kennedy	February 1, 2006	15.90	10,000	—
Nancy Lurker	February 1, 2006	15.90	10,000	—
Kieran McGowan	February 1, 2006	15.90	10,000	—
Kevin M. McIntyre, MD	February 1, 2006	15.90	10,000	—
Dennis Selkoe, MD	February 1, 2006	15.90	10,000	—

	Date	Options Exercised	ADR Purchased	ADR Sold

Nancy Lurker	February 2, 2006	—	2,810	—
Garo H. Armen, PhD	February 2, 2006	—	—	250,000
Garo H. Armen, PhD	February 6, 2006	250,000	—	—
Kyran McLaughlin	February 6, 2006	—	40,000	—
Alan R. Gillespie, CBE PhD	February 10, 2006	—	200,000	—
Lars Ekman, MD, PhD	March 8, 2006	30,000	—	30,000

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of Ordinary Shares or American Depository Shares at March 17, 2006 by major shareholders (based solely upon information disclosed to us in accordance with Section 67 of the Companies Act, 1990 and public filings) and all of our directors and officers as a group (either directly or by virtue of ownership of our ADSs):

	No. of			Percent of
Name of Owner or Identity of Group	Shares		Date of Disclosure(1)	Class(2)

Susquehanna International Group, LLP	22,310,489		February 14, 2006	5.1%
Fidelity Management and Research Company	21,963,200		March 17, 2006	5.1%
All directors and officers as a group (18 persons)	6,201,191	(3)	—	1.4%

(1)	Since the date of disclosure to the Company, the interest of any person listed above in the Ordinary Shares of the Company may have increased or decreased. No requirement to notify the Company of any change would have arisen unless the holding moved up or down through a whole number percentage level.

(2)	Based on 429.8 million Ordinary Shares outstanding on March 17, 2006 and 4.4 million Ordinary Shares issuable upon the exercise of currently exercisable options held by directors and officers as a group as of March 17, 2006.

(3)	Includes 4.4 million Ordinary Shares issuable upon exercise of currently exercisable options held by directors and officers as a group as of March 17, 2006.

Except for these interests, we have not been notified at March 17, 2006 of any interest of 3% or more of our issued share capital. Neither Susquehanna International Group, LLC or Fidelity Management and Research Company has voting rights different from other shareholders.

We, to our knowledge, are not directly or indirectly owned or controlled by another entity or by any government. We do not know of any arrangements, the operation of which might result in a change of control of us.

A total of 429,790,036 Ordinary Shares of Elan were issued and outstanding at March 17, 2006, of which 6,154 Ordinary Shares were held by holders of record in the United States, excluding shares held in the form of ADRs. 366,843,391 Ordinary Shares were represented by our ADSs, evidenced by ADRs, issued by The Bank of New York, as depositary, pursuant to a deposit agreement. At March 17, 2006, the number of holders of record of Ordinary Shares was 13,128, which includes 17 holders of record in the United States, and the number of registered holders of ADRs in the United States was 3,630. Because certain of these Ordinary Shares and ADRs were held by brokers or other nominees, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

B.	Related Party Transactions

There were no significant transactions with related parties during the year ended December 31, 2005 other than as outlined in Note 26 to the Consolidated Financial Statements.

Transactions with Directors and Executive Officers

Except as set out below, there are no service contracts in existence between any of the directors and Elan:

•	On July 1, 2003, we entered into a pension agreement with Mr. John Groom, a former director of Elan Corporation, plc, whereby we shall pay him a pension of $200,000 per annum, monthly in arrears, until May 16, 2008 in respect of his former senior executive roles.

•	On January 7, 2003, we and EPI entered into an agreement with Mr. G. Kelly Martin such that Mr. Martin was appointed president and chief executive officer effective February 3, 2003. Mr. Martin was granted an initial option to purchase 1,000,000 Ordinary Shares with an exercise price of $3.85 and vesting in three equal installments on December 31, 2003, December 31, 2004 and December 31, 2005. In accordance with the terms of his contract, in October 2003, Mr. Martin was granted an additional option to purchase 1,000,000 Ordinary Shares with an exercise price of $5.28, equal to the fair market value of the shares on the date of grant, vesting on the same basis and dates as the initial option grant.

Mr. Martin has received additional option grants consistent with our annual option grant practices.

Effective December 3, 2004, Mr. Martin’s employment agreement was amended to modify the benefits to be received by Mr. Martin in the event of an involuntary termination, extend severance payments to three years (from two) in the event of an involuntary termination following a change in control, modify the indemnification provisions of the employment agreement, and add an attorneys’ fees provision.

Effective December 7, 2005, we and EPI entered into a new employment agreement with Mr. Martin, under which Mr. Martin continues to serve as our president and chief executive officer with an initial base annual salary of $798,000. Mr. Martin is eligible to participate in our annual bonus plan, performance based stock awards and merit award plans. Under the new agreement, Mr. Martin was granted an option to purchase 750,000 Ordinary Shares with an exercise price per share of $12.03, vesting in three equal annual installments (2005 Options).

The agreement continues until Mr. Martin resigns, is involuntarily terminated, is terminated for cause or dies, or is disabled.

In general, if Mr. Martin’s employment is involuntarily terminated (other than for cause, death or disability) or Mr. Martin leaves for good reason, we will pay Mr. Martin a lump sum equal to two (three, in the event of a change in control) times his salary and target bonus and his 2005 options will vest and be exercisable for the following two years (three, in the event of a change in control).

In the event of such an involuntary termination (other than as the result of a change in control), Mr. Martin will, for a period of two years (three years in the event of a change in control), or until Mr. Martin obtains other employment, continue to participate in our health and medical plans or we shall pay him a lump sum equal to the present value of the cost of such coverage and we shall pay Mr. Martin a lump sum of $50,000 to cover other costs and expenses. Mr. Martin will also be entitled to career transition assistance and the use of an office and the services of a full time secretary for a reasonable period of time not to exceed two years (three years in the event of a change in control).

In addition, if it is determined that any payment or distribution to Mr. Martin would be subject to excise tax under Section 4999 of the U.S. Internal Revenue Code, or any interest or penalties are incurred by Mr. Martin with respect to such excise tax, then Mr. Martin shall be entitled to an additional payment in an amount such that after payment by Mr. Martin of all taxes on such additional payment, Mr. Martin retains an amount of such additional payment equal to such excise tax amount.

The agreement also obligates us to indemnify Mr. Martin if he is sued or threatened with suit as the result of serving as our officer or director. We will be obligated to pay Mr. Martin’s attorney’s fees if he has to bring an action to enforce any of his rights under the employment agreement.

Mr. Martin is eligible to participate in the pension, medical, disability and life insurance plans applicable to senior executives in accordance with the terms of those plans. He may also receive financial planning and tax support and advice from the provider of his choice at a reasonable and customary annual cost.

•	On July 1, 1986, Athena Neurosciences entered into a consultancy agreement with Dr. Dennis J. Selkoe, whereby Dr. Selkoe agreed to provide certain consultancy services in the field of Alzheimer’s disease for a fee to be fixed annually, together with the reimbursement of all reasonable travel and other expenses incurred. The consultancy agreement renews automatically, unless notice of termination is provided 60 days prior to the anniversary date. No such notice has been provided.

•	On May 20, 2004, EPI entered into a consultancy agreement with Dr. Selkoe whereby Dr. Selkoe agreed to provide review and advice on the merit of our research and development programs, with payments not to exceed $10,000 in the aggregate over the terms of the agreement, which is to expire in 2007.

•	Dr. Lars Ekman had a forgivable loan from Elan which amounted to $240,000 at May 26, 2005. This loan was fully forgiven at the end of December 2005.

•	Mr. Paul Breen has a forgivable loan from Elan that he received on May 29, 2001. During 2005 there was $31,700 outstanding under the loan, of which $15,850 was forgiven. The remaining $15,850 outstanding under the loan will be forgiven on July 1, 2006 if Mr. Breen remains an employee of Elan through that date. The loan does not bear interest.

•	In relation to Dr. Garo Armen’s retirement from the board, we have agreed to vest on his retirement 25,000 options that would otherwise have expired unvested on his retirement date, and have extended the exercise term of 50,000 options from ninety days to one year post-retirement.

C.	Interest of Experts and Counsel

Not applicable.

Item 8.	Financial Information.

A.	Consolidated Statements and Other Financial Information

See item 18.

B.	Significant Changes

None.

Item 9.	The Offer and Listing.

A.	Offer and Listing Details

See item 9C.

B.	Plan of Distribution

Not applicable.

C.	Markets

The principal trading markets for our Ordinary Shares are the Irish Stock Exchange and the London Stock Exchange. Our ADSs, each representing one Ordinary Share and evidenced by one American Depositary Receipt (ADR), are traded on the NYSE under the symbol “ELN”. The ADR depositary is The Bank of New York.

Our corporate governance practices do not differ in any significant way from those required of domestic companies under NYSE listing standards. A comparison of NYSE and Elan corporate governance standards is available on our website at www.elan.com.

In accordance with Section 303A.12(a) of the NYSE Listed Company Manual, the Chief Executive Officer of the Company submits annual certifications to the NYSE stating that he is not aware of any violations by the Company of the NYSE corporate governance listing standards, qualifying the certification to the extent necessary. The last such annual certification was submitted on August  29, 2005.

The following table sets forth the high and low sales prices of the Ordinary Shares during the periods indicated, based upon mid-market prices at close of business on the Irish Stock Exchange and the high and low sales prices of the ADSs, as reported in published financial sources:

	€0.05		American
	Ordinary Shares		Depository Shares(1)
	High	Low	High	Low
	(€)		($)

Year ended December 31
2001	73.80	44.60	65.00	39.35
2002	50.27	1.23	45.18	1.03
2003	7.25	2.33	9.02	2.25
2004	23.80	5.40	30.09	7.06
2005	22.25	2.42	29.00	3.24
Calendar Year
2004
Quarter 1	16.70	5.40	20.62	7.06
Quarter 2	20.89	16.60	24.74	19.70
Quarter 3	20.62	13.40	25.39	17.14
Quarter 4	23.80	17.00	30.09	20.53
2005
Quarter 1	22.25	2.42	29.00	3.24
Quarter 2	6.42	2.64	8.05	3.38
Quarter 3	7.40	5.46	9.25	6.77
Quarter 4	11.54	6.47	14.23	7.70
Month Ended
September 2005	7.40	6.40	9.25	7.80
October 2005	7.35	6.47	8.42	7.70
November 2005	9.25	6.87	10.96	8.32
December 2005	11.54	8.55	14.23	10.30
January 2006	13.49	11.12	16.78	13.66
February 2006	12.85	11.11	15.90	12.70

(1)	An American Depository Share represents one Ordinary Share, par value 5 Euro cents.

In connection with the acquisition of Dura Pharmaceuticals, Inc., we acquired warrants to purchase the Company ADSs, trading on Nasdaq under the symbols “ELANZ” (Z-Series Warrants), formerly traded under the symbol “DURAZ”, and “ELANW” (W-Series Warrants), formerly traded under the symbol “DURAW”. Each Z-Series Warrant was exercisable for 0.1276 of an ADS at an exercise price of $26.72 per ADS. The Z-Series warrants expired on August 31, 2005. Each W-Series Warrant was exercisable for 0.1679 of an ADS at an exercise price of $81.67 per ADS. The W-Series Warrants expired on December 31, 2002.

The table on the following page sets forth the high and low sales prices for Z-Series Warrants for the periods indicated as reported in published financial sources.

	Z-Series
	High	Low
	$	$

2004
— Quarter 1	2.15	0.19
— Quarter 2	1.15	0.58
— Quarter 3	0.94	0.43
— Quarter 4	0.99	0.50
2005
— Quarter 1	0.75	0.17
— Quarter 2	0.21	0.07
— Quarter 3 (1)	0.16	0.03

(1)	Expired on August 31, 2005

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information.

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

In accordance with our Articles of Association, Dr. Armen, Mr. Crowley, Mr. Daniel, Mr. Martin and Dr. McIntyre will retire at the 2006 Annual General Meeting. Mr. Crowley, Mr. Daniel and Mr. Martin, being eligible, offer themselves for re-election. Dr. Armen and Dr. McIntyre will not be seeking re-election and so will be retiring from the board effective from the conclusion of the 2006 Annual General Meeting.

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

Rights, Preferences and Dividends Attaching to Shares

All unclaimed dividends may be invested or otherwise made use of by the directors for the benefit of Elan until claimed. All shareholders entitled to attend and vote at the Annual General Meeting are likewise entitled to vote on the re-election of directors. We are permitted under our Memorandum and Articles of Association to issue redeemable shares on such terms and in such manner as the shareholders may determine by special resolution. The liability of the shareholders to further capital calls is limited to the amounts remaining unpaid on shares.

Liquidation Rights

In the event of the Company being wound up, the liquidator may, with the authority of a special resolution, divide among the holders of Ordinary Shares the whole or any part of the net assets of the company (after the return of capital on the non-voting Executive shares), and may set such values as he deems fair upon each kind of property to be so divided and determine how such division will be carried out.

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

Limitations on the Right to Own Shares

There are no limitations on the right to own shares in the Memorandum and Articles of Association. However, there are some restrictions on financial transfers between Ireland and other specified countries, more particularly described in the section on “Exchange Controls and Other Limitations Affecting Security Holders”.

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

We incorporate by reference all other information concerning our Memorandum and Articles of Association from the section entitled “Description of Ordinary Shares” in the Registration Statement on Form 8-A/A3 (SEC File No. 001-13896) we filed with the SEC on December 6, 2004.

C.	Material Contracts

Indenture

Indentures governing the 7.75% Notes, the Floating Rate Notes, and the Athena Notes contain covenants that restrict or prohibit our ability to engage in or enter into a variety of transactions. These restrictions and prohibitions could have a material and adverse effect on us. For additional information with respect to the restrictive covenants contained in our indentures, see Note 14 to the Consolidated Financial Statements.

Development and Marketing Collaboration Agreement with Biogen Idec

In August 2000, we entered into a development and marketing collaboration agreement with Biogen Idec, successor to Biogen, Inc., to collaborate in the development and commercialization of Tysabri. Along with Biogen Idec, we are developing Tysabri for MS and Crohn’s disease, with Biogen Idec acting as the lead party for MS and Elan acting as the lead party for Crohn’s disease.

In November 2004, Tysabri received regulatory approval in the United States for the treatment of relapsing forms of MS. Biogen Idec paid us a $7.0 million approval-based milestone. The approval milestone payment, together with other milestone payments related to the collaboration agreement of $45.0 million, are recognized as revenue based on the percentage-of-completion method, which is based on the percentage of costs incurred to date compared to the total costs expected under the contract.

Biogen Idec manufactures Tysabri. We purchase Tysabri from Biogen Idec for distribution to third parties in the United States. We recorded $11.0 million in product revenue from Tysabri in 2005 (2004: $6.4 million). In general, we share with Biogen Idec most development and commercialization costs. At December 31, 2005, we owed Biogen Idec $21.4 million (2004: $34.4 million) for the reimbursement of costs related to development and commercialization.

In February 2005, Elan and Biogen Idec voluntarily suspended the marketing and dosing in clinical trials of Tysabri. This decision was based on reports of two serious adverse events, one of which was fatal, in patients treated with Tysabri in combination with Avonex in clinical trials. These events involved two cases of PML, a rare and potentially fatal, demyelinating disease of the central nervous system. Both patients received more than two years of Tysabri therapy in combination with Avonex. In March 2005, the companies announced that their ongoing safety evaluation of Tysabri led to a previously diagnosed case of malignant astrocytoma being reassessed as PML, in a patient in an open label Crohn’s disease clinical trial. The patient had received eight doses of Tysabri over an 18-month period. The patient died in December 2003.

Elan and Biogen Idec performed a comprehensive safety evaluation of more than 3,000 Tysabri patients in collaboration with leading experts in PML and neurology. The results of the safety evaluation yielded no new confirmed cases of PML beyond the three previously reported.

In September 2005, Elan and Biogen Idec submitted to the FDA an sBLA for Tysabri, which the FDA subsequently designated for Priority Review. On March 7-8, 2006, the PCNS Advisory Committee reviewed and voted unanimously to recommend that Tysabri be reintroduced as a treatment for relapsing forms of MS. On March 21, 2006, we and Biogen Idec were informed by the FDA that the agency would extend its regulatory review of Tysabri by up to 90 days in order to complete a full review of the Tysabri risk management plan. Under the revised timeline, we anticipate an action from the FDA about the reintroduction of Tysabri as a treatment for relapsing forms of MS on or before June 28, 2006.

Wyeth Collaboration Agreement

Under our collaboration agreement with Wyeth, we are developing amyloid immunotherapies to attempt to treat Alzheimer’s disease. See Item 4. B “Business Overview” for additional information regarding our Wyeth collaboration.

D.	Exchange Controls

Irish exchange control regulations ceased to apply from and after December 31, 1992. Except as indicated below, there are no restrictions on non-residents of Ireland dealing in domestic securities, which includes shares or depositary receipts of Irish companies such as us. Except as indicated below, dividends and redemption proceeds also continue to be freely transferable to non-resident holders of such securities. The Financial Transfers Act, 1992 gives power to the Minister for Finance of Ireland to make provision for the restriction of financial transfers between Ireland and other countries and persons. Financial transfers are broadly defined and include all transfers that would be movements of capital or payments within the meaning of the treaties governing the member states of the EU. The acquisition or disposal of ADSs or ADRs representing shares issued by an Irish incorporated company and associated payments falls within this definition. In addition, dividends or payments on redemption or purchase of shares and payments on a liquidation of an Irish incorporated company would fall within this definition. At present the Financial Transfers Act, 1992 prohibits financial transfers involving the late Slobodan Milosevic and Associated Persons, Burma/Myanmar, certain persons indicted by the International Criminal Tribunal for the former Yugoslavia, Osama bin Laden, Al-Qaida and the Taliban of Afghanistan, Democratic Republic of Congo, Iraq, Côte d’Ivoire, Liberia, Zimbabwe, Uzbekistan, Sudan, certain known terrorists and terrorist groups, and countries that harbor certain terrorist groups, without the prior permission of the Central Bank of Ireland.

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

The following is a general description of Irish taxation inclusive of certain Irish tax consequences to U.S. Holders (as defined below) of the purchase, ownership and disposition of ADSs or Ordinary Shares. As used herein, references to the Ordinary Shares include ADSs representing such Ordinary Shares, unless the tax treatment of the ADSs and Ordinary Shares has been specifically differentiated. This description is for general information purposes only and does not purport to be a comprehensive description of all the Irish tax considerations that may be relevant in a U.S. Holder’s decision to purchase, hold or dispose of Ordinary Shares of us. It is based on the various Irish Taxation Acts, all as in effect on March 17, 2006 and all of which are subject to change (possibly on a retroactive basis). The Irish tax treatment of a U.S. Holder of Ordinary Shares may vary depending upon such holder’s particular situation, and holders or prospective purchasers of Ordinary Shares are advised to consult their own tax advisors as to the Irish or other tax consequences of the purchase, ownership and disposition of Ordinary Shares.

For the purposes of this tax description, a “U.S. Holder” is a holder of Ordinary Shares that is: (i) a citizen or resident of the United States; (ii) a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust, if a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Taxation of Corporate Income

We are a public limited company incorporated, and resident for tax purposes, in Ireland. Under current Irish legislation, a company is regarded as resident for tax purposes in Ireland if it is centrally managed and controlled in Ireland, or, in certain circumstances, if it is incorporated in Ireland. The Taxes Consolidation Act, 1997, provides that a company that is resident in Ireland and is not resident elsewhere shall be entitled to have any income from a qualifying patent disregarded for taxation purposes. The legislation does not provide a termination date for this relief. A qualifying patent means a patent in relation to which the research, planning, processing, experimenting, testing, devising, designing, developing or similar activities leading to the invention that is the subject of the patent were carried out in Ireland. Income from a qualifying patent means any royalty or other sum paid in respect of the use of the invention to which the qualifying patent relates, including any sum paid for the grant of a license to exercise rights under such patent, where that royalty or other sum is paid, for the purpose of activities that would be regarded under Irish law as the manufacture of goods (to the extent that the payment does not exceed an arms-length rate), or by a person who is not connected with us. Accordingly, our income from such qualifying patents is disregarded for taxation purposes in Ireland. Any Irish manufacturing income of Elan and its subsidiaries is taxable at the rate of 10% in Ireland until December 31, 2010. Income arising from qualifying activities in our Shannon-certified subsidiary is taxable at the rate of 10% in Ireland until December 31, 2005. From January 1, 2006, such income is taxable at a rate of 12.5%. Any trading income that does not qualify for the patent exemption or the 10% rate of tax is taxable at the Irish corporation tax rate of 12.5% in respect of trading income for the years 2003 and thereafter. Non-trading income is taxable at 25%.

Taxation of Capital Gains and Dividends

A person who is neither resident nor ordinarily resident in Ireland and who does not carry on a trade in Ireland through a branch or agency will not be subject to Irish capital gains tax on the disposal of Ordinary Shares. Unless exempted, all dividends paid by us other than dividends paid out of exempt patent income, will be subject to Irish withholding tax at the standard rate of income tax in force at the time the dividend is paid, currently 20%. An individual shareholder resident in a country with which Ireland has a double tax treaty, which includes the United States, or in a member state of the European Union, other than Ireland (together, a Relevant Territory), will be exempt from withholding tax provided he or she makes the requisite declaration.

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

Irish Capital Acquisitions Tax

A gift or inheritance of Ordinary Shares will be and, in the case of our warrants or American Depository Warrant Shares (ADWSs) representing such warrants, may be, within the charge to Irish capital acquisitions tax, notwithstanding that the person from whom the gift or inheritance is received is domiciled or resident outside Ireland. Capital acquisitions tax is charged at the rate of 20% above a tax-free threshold. This tax-free threshold is determined by the relationship between the donor and the successor or donee. It is also affected by the amount of the current benefit and previous benefits taken since December 5, 1991 from persons within the same capital acquisitions tax relationship category. Gifts and inheritances between spouses are not subject to capital acquisitions tax.

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

The Company is subject to the reporting requirements of the Exchange Act. In accordance with these requirements, the Company files Annual Reports on Form 20-F with, and furnishes Reports of Foreign Issuer on Form 6-K to, the SEC. These materials, including our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, NE, Room 1580, Washington D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the SEC at 100 F Street, NE, Room 1580, Washington, D.C. at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. As a foreign private issuer, all documents which were filed or submitted after November 4, 2002 on the SEC’s EDGAR system are available for retrieval on the website maintained by the SEC at http://www.sec.gov. These filings and submissions are also available from commercial document retrieval services.

Copies of our Memorandum and Articles of Association may be obtained at no cost by writing or telephoning the Company at our principal executive offices. Our Memorandum and Articles of Association are filed with the SEC as Exhibit 3 of our Registration Statement on Form 8-A/A3 (SEC File No. 001-13896) filed with the SEC on December 6, 2004. You may also inspect or obtain a copy of our Memorandum and Articles of Association using the procedures prescribed above.

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

Exchange Risk

We are a multinational business operating in a number of countries and the U.S. dollar is the primary currency in which we conduct business. The U.S. dollar is used for planning and budgetary purposes and as the presentation currency for financial reporting. We do, however, have revenues, costs, assets and liabilities denominated in currencies other than U.S. dollars. Consequently, we enter into derivative financial instruments to manage our non-U.S. dollar foreign exchange risk. We use derivative financial instruments primarily to reduce exposures to market fluctuations in foreign exchange rates. We do not enter into derivative financial instruments for trading or speculative purposes. All derivative contracts entered into are in liquid markets with credit-approved parties. The treasury function operates within strict terms of reference that have been approved by our board of directors.

The U.S. dollar is the base currency against which all identified transactional foreign exchange exposures are managed and hedged. The principal risks to which we are exposed are movements in the exchange rates of the U.S. dollar against the Euro, Sterling and Japanese Yen. The main exposures are net costs in Euro arising from a manufacturing and research presence in Ireland and the sourcing of raw materials in European markets.

At December 31, 2005, we had entered into a number of forward foreign exchange contracts at various rates of exchange in the normal course of business. The nominal value of forward foreign exchange contracts to sell U.S. dollars for Euro at December 31, 2005 had a total contract amount of $77.0 million (2004: $9.0 million) and these contracts had a fair value loss of $1.7 million (2004: $1.2 million gain). These contracts all expire on various dates through December 2006. The forward foreign exchange contracts to sell Japanese Yen for U.S. dollars at December 31, 2005 had a total contract amount of $Nil (2004: $9.4 million) and these contracts had a fair value loss of $Nil (2004: $0.4 million).

During 2005, average exchange rates were $1.25 = EUR1. We sell U.S. dollars to buy Euro for costs incurred in Euro.

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

The table below summarizes the market risks associated with our fixed and variable rate long-term and convertible debt outstanding at December 31, 2005 (in millions):

	2006	2007	2008	2009	2010	Thereafter	Total

Fixed rate debt(1)	$—	$—	$867.2	$—	$—	$850.0	$1,717.2
Average interest rate	—	—	7.03%	—	—	7.75%	7.39%
Variable rate debt(2)(3)	$—	$—	$—	$—	$—	$300.0	$300.0
Average interest rate	—	—	—	—	—	7.33%	7.33%

Total long-term and convertible debt	$—	$—	$867.2	$—	$—	$1,150.0	$2,017.2
Average interest rate	—	—	7.03%	—	—	7.64%	7.38%

(1)	Represents 85.1% of all outstanding long-term and convertible debt.

(2)	Represents 14.9% of all outstanding long-term and convertible debt.

(3)	Variable interest rates are based on LIBOR.

If market rates of interest on our variable rate debt, including the effect of the $300.0 million interest rate swaps, increased by 10%, then the increase in interest expense on the variable rate debt would be $4.8 million annually. As of December 31, 2005, the fair value of our total convertible debt and guaranteed notes was $2,174.7 million. See Note 15 to the Consolidated Financial Statements for additional information on the fair values of debt instruments.

We held three interest rate derivatives associated with our fixed-rate, long-term debt outstanding at December 31, 2005 (in millions):

								Fair
	2006	2007	2008	2009	2010	Thereafter	Total	Value

Interest Rate Swaps
Fixed to Variable	$—	$—	$300.0	$—	$—	$—	$300.0	$(5.1)
Average pay rate	—	—	7.57%	—	—	—	7.57%	—
Receive rate	—	—	7.25%	—	—	—	7.25%	—

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

The interest rate risk profile of our investments at December 31, 2005 was as follows (in millions):

	Fixed	Floating	No Interest	Total

Cash and cash equivalents	$—	$1,080.7	$—	$1,080.7
Restricted cash	$—	$24.9	$—	$24.9
Marketable investment securities (current)	$—	$—	$10.0	$10.0
Marketable investment securities (non-current)	$2.3	$—	$10.8	$13.1

Fixed interest rates on investments have a weighted average interest rate of 7.0% (2004: 7.5%), maturing in 2006.

Variable interest rates on cash and liquid resources are generally based on the appropriate Euro Interbank Offered Rate, LIBOR or bank rates dependent on principal amounts on deposit.

Credit Risk

Our treasury function transacts business with counterparties that are considered to be low investment risk. Credit limits are established commensurate with the credit rating of the financial institution that business is being transacted with. We only enter into contracts with parties that have at least an “A” or equivalent credit rating. The counterparties to these contracts are major financial institutions. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet. We believe that the risk of any net loss from counterparty risk is remote.

For customers, we have a credit policy in place which involves credit evaluation and ongoing account monitoring.

We do not currently transact significant business in countries that are subject to major political and economic uncertainty. As a result, we are not materially exposed to any sovereign risk or payment difficulties.

At the balance sheet date, we have a significant concentration of credit risk given that our three main customers, McKesson, Amerisource Bergen, and Cardinal Health, account for 44% of our gross accounts receivable balance at December 31, 2005. However, we do not believe our credit risk in relation with these three customers is significant, as they each have an “A” credit rating.

Equity Price Risk

We are exposed to equity price risks primarily on our available for sale securities, which consist of equity investments in quoted companies. At December 31, 2005, current available-for-sale securities had a fair value of $10.0 million and had a cost of $10.3 million. These investments are primarily in emerging pharmaceutical and biotechnology companies. An adverse change in equity prices could result in a material impact in the fair value of our available for sale equity securities.

Item 12.	Description of Securities Other than Equity Securities.

Not applicable.

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

As of the end of the fiscal year ended December 31, 2005, we conducted an evaluation (under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended, of the effectiveness of our disclosure controls and procedures.

In designing and evaluating our disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives and management necessarily was required to apply its judgment in evaluating the cost- benefit relationship of possible controls and procedures. Based on the evaluation conducted, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that as of the end of the fiscal year such disclosure controls and procedures were reasonably designed and operating effectively.

Item 16.	Reserved.

Item 16A.  Audit Committee Financial Expert

The board of directors of Elan has determined that Mr. Kennedy qualifies as an audit committee financial expert and as an independent director within the meaning of the NYSE listing standards.

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

Item 16C.  Principal Accountant Fees and Services

Our principal accountants are KPMG. The table below summarizes the fees for professional services rendered by KPMG for the audit of our Consolidated Financial Statements and fees billed for other services rendered by KPMG (in millions):

	2005	2004

Auditors’ remuneration:
Audit fees(1)	$2.9	$3.6
Audit related fees(2)	—	—

Total audit and audit-related fees	$2.9	3.6
Tax fees	0.8	0.8
All other fees	—	—

Total auditors’ remuneration	$3.7	$4.4

(1)	Audit services include audit of our Consolidated Financial Statements, as well as work that generally only the independent auditor can reasonably be expected to provide, including comfort letters, statutory audits, and discussions surrounding the proper application of financial accounting or reporting standards.

(2)	Audit related services are for assurance and related services that are traditionally performed by the independent auditor, including due diligence related to mergers and acquisitions, employee benefit plan audits, and special procedures required to meet certain regulatory requirements.

Audit Committee

The audit committee, composed entirely of non-executive directors, helps the board in its general oversight of our accounting and financial reporting practices, internal controls and audit functions, and is directly responsible for the appointment, compensation and oversight of our independent auditors. The audit committee periodically reviews the effectiveness of the system of internal control. It monitors the adequacy of internal accounting practices, procedures and controls, and reviews all significant changes in accounting policies. The committee meets regularly with the internal and external auditors and addresses all issues raised and recommendations made by them. The members of the committee in 2005 were Dr. Gillespie (chairman), Mr. Kennedy (appointed September 9, 2005), Mr. McGowan and Ms. Gray, who was appointed to the audit committee on February 3, 2005, and served on the committee until Mr. Kennedy’s appointment. Mr. Kennedy qualifies as an audit committee financial expert.

Consistent with SEC policies regarding auditor independence, the audit committee has responsibility for appointing, setting compensation, overseeing the work of and ensuring the independence of the independent auditor. In recognition of this responsibility, the audit committee has established a policy to pre-approve all audit and permissible non-audit services provided by the independent auditor. Prior to engagement of the independent auditor for the next year’s audit, management will submit a list of services and related fees expected to be rendered during that year within each of four categories of services to the audit committee for approval: audit services; audit-related services; tax services; and other fees.

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

The audit committee may delegate pre-approval authority to one or more of its members. The member to whom such authority is delegated reports any pre-approval decisions to the audit committee at its next scheduled meeting.

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

Consolidated Financial Statements of Elan Corporation, plc and subsidiaries

Notes to the Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Shareholders of Elan Corporation, plc

We have audited the accompanying consolidated balance sheets of Elan Corporation, plc and subsidiaries as of December 31, 2005 and 2004 and the related consolidated statements of operations, shareholders’ equity and other comprehensive income/(loss) and cash flows for each of the years in the three-year period ended December 31, 2005. We have also audited the accompanying financial statement schedule. These Consolidated Financial Statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these Consolidated Financial Statements and financial statement schedule based on our audits.

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

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the consolidated financial position of Elan Corporation, plc and subsidiaries as of December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States (U.S. GAAP). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

KPMG

Dublin, Ireland
March 28, 2006

Elan Corporation, plc

Consolidated Statements of Operations
For the Years Ended December 31, 2005, 2004 and 2003

	Notes	2005	2004	2003
	(In millions, except per share data)

Product revenue		$458.1	$404.4	$586.7
Contract revenue		32.2	77.3	98.9

Total revenue	3	490.3	481.7	685.6

Operating expenses:
Cost of sales		196.1	173.6	248.9
Selling, general and administrative expenses		358.4	337.3	384.2
Research and development expenses		233.3	257.3	277.6
Net gain on sale of businesses	20	(103.4)	(44.2)	(267.8)
Other significant net charges	19	4.4	59.8	403.2

Total operating expenses		688.8	783.8	1,046.1

Operating loss		(198.5)	(302.1)	(360.5)

Net interest and investment (gains)/losses:
Net interest expense	14	125.7	109.0	103.8
Net investment gains	7	(16.3)	(114.6)	(103.4)
Impairment of investments	7	23.5	71.8	87.5
Net charge on debt retirement	14	51.8	—	—
Charge arising from guarantee to EPIL II noteholders		—	47.1	49.0

Net interest and investment losses		184.7	113.3	136.9

Loss from continuing operations before provision for/(benefit from) income taxes		(383.2)	(415.4)	(497.4)
Provision for/(benefit from) income taxes	17	1.0	(1.7)	(22.8)

Net loss from continuing operations		(384.2)	(413.7)	(474.6)
Net income/(loss) from discontinued operations (net of tax)	20	0.6	19.0	(31.5)

Net loss		$(383.6)	$(394.7)	$(506.1)

Basic and diluted loss per Ordinary Share:
Net loss from continuing operations		$(0.93)	$(1.06)	$(1.33)
Net income/(loss) from discontinued operations (net of tax)		—	0.05	(0.09)

Net loss	4	$(0.93)	$(1.01)	$(1.42)

Weighted average number of Ordinary Shares outstanding	4	413.5	390.1	356.0

The accompanying notes are an integral part of these Consolidated Financial Statements.

Elan Corporation, plc

Consolidated Balance Sheets
As of December 31, 2005 and 2004

	Notes	2005	2004
	(In millions, except shares and par values)

ASSETS
Current Assets:
Cash and cash equivalents		$1,080.7	$1,347.6
Restricted cash	5	20.4	189.3
Accounts receivable, net	6	81.8	41.5
Marketable investment securities	7	10.0	65.5
Inventory	8	25.3	29.0
Held for sale assets	20	11.2	10.3
Prepaid and other current assets	9	23.0	82.0

Total current assets		1,252.4	1,765.2
Property, plant and equipment, net	10	353.6	346.2
Goodwill and other intangible assets, net	11	665.5	753.7
Marketable investment securities	7	13.1	39.0
Restricted cash	5	4.5	3.4
Other assets	12	51.8	68.4

Total assets		2,340.9	$2,975.9

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable		31.5	$55.0
Accrued and other current liabilities	13	172.0	260.4
EPIL III Notes		—	39.0
Deferred revenue	16	43.1	55.8

Total current liabilities		246.6	410.2
Long term and convertible debts	14	2,017.2	2,260.0
Deferred revenue	16	17.0	54.6
Other liabilities	13	43.2	46.1

Total liabilities		2,324.0	2,770.9

Shareholders’ Equity:
Ordinary shares, €0.05 par value, 600,000,000 shares authorized, 428,832,534 and 395,072,974 shares issued and outstanding at December 31, 2005 and 2004, respectively	21	24.7	22.6
Executive shares, €1.25 par value, 1,000 shares authorized, 1,000 shares issued and outstanding at December 31, 2005 and 2004	21	—	—
“B” Executive shares, €0.05 par value, 25,000 shares authorized, 21,375 shares issued and outstanding at December 31, 2005 and 2004	21	—	—
Additional paid-in capital		5,024.5	4,796.4
Treasury Stock	21	(17.4)	(17.4)
Accumulated deficit		(4,988.3)	(4,604.7)
Accumulated other comprehensive income/(loss)	22	(26.6)	8.1

Shareholders’ equity		16.9	205.0

Total liabilities and shareholders’ equity		$2,340.9	$2,975.9

The accompanying notes are an integral part of these Consolidated Financial Statements.

Elan Corporation, plc

Consolidated Statements of Shareholders’ Equity and Other Comprehensive Income/(Loss)
For the Years Ended December 31, 2005, 2004 and 2003

						Accumulated
			Additional			Other	Total
	Number	Share	Paid-in	Treasury	Accumulated	Comprehensive	Shareholders’
	of Shares	Capital	Capital	Stock	Deficit	Income/(Loss)	Equity
	(In millions)

December 31, 2002	350.4	$19.9	$4,557.8	$(17.4)	$(3,703.9)	$(13.3)	$843.1

Comprehensive loss:
Net loss	—	—	—	—	(506.1)	—	(506.1)
Unrealized gain on securities	—	—	—	—	—	90.9	90.9
Reclassification adjustment for net gains included in net loss	—	—	—	—	—	(1.3)	(1.3)
Currency translation adjustments	—	—	—	—	—	12.4	12.4
Minimum pension liability adjustment	—	—	—	—	—	9.8	9.8

Total comprehensive loss							(394.3)

Stock issued, net of issuance costs	35.8	2.1	167.0	—	—	—	169.1

December 31, 2003	386.2	22.0	4,724.8	(17.4)	(4,210.0)	98.5	617.9

Comprehensive loss:
Net loss	—	—	—	—	(394.7)	—	(394.7)
Unrealized loss on securities	—	—	—	—	—	(12.1)	(12.1)
Reclassification adjustment for net gains included in net loss	—	—	—	—	—	(77.5)	(77.5)
Currency translation adjustments	—	—	—	—	—	(0.8)	(0.8)

Total comprehensive loss	—	—		—	—	—	(485.1)

Tax benefit of stock option deductions	—	—	2.7	—	—	—	2.7
Stock issued, net of issuance costs	8.9	0.6	68.9	—	—	—	69.5

December 31, 2004	395.1	22.6	4,796.4	(17.4)	(4,604.7)	8.1	205.0

Comprehensive loss:
Net loss	—	—	—	—	(383.6)	—	(383.6)
Unrealized loss on securities	—	—	—	—	—	(24.9)	(24.9)
Reclassification adjustment for net losses included in net loss	—	—	—	—	—	3.6	3.6
Minimum pension liability adjustment	—	—	—	—	—	(10.7)	(10.7)
Currency translation adjustments	—	—	—	—	—	(2.7)	(2.7)

Total comprehensive loss							(418.3)

Conversion of convertible debt	27.8	1.7	204.3	—	—	—	206.0
Tax benefit of stock option deductions	—	—	0.6	—	—	—	0.6
Stock issued, net of issuance costs	5.9	0.4	23.2	—	—	—	23.6

Balance at December 31, 2005	428.8	$24.7	$5,024.5	$(17.4)	$(4,988.3)	$(26.6)	$16.9

The accompanying notes are an integral part of these Consolidated Financial Statements.

Elan Corporation, plc

Consolidated Statements of Cash Flows
For the Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003
	(In millions)

Cash flows from operating activities:
Net loss	$(383.6)	$(394.7)	$(506.1)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:
Amortization of deferred revenue	(57.8)	(55.6)	(87.5)
Amortization of financing costs	7.4	5.5	13.6
Depreciation and amortization	130.7	123.6	174.1
Gain on sale of investments	(16.3)	(114.6)	(103.4)
Impairment of investments	23.5	71.8	87.5
Provision for EPIL II guarantee	—	47.1	49.0
Disposals/write-down of other assets	3.6	10.2	72.2
Purchase of product royalty rights	—	—	297.6
Gain on sale of businesses	(103.9)	(55.7)	(290.7)
Net charge on debt retirement	51.8	—	—
Waiver fee to EPIL II/III noteholders	—	—	16.8
Receipts from sale of product rights	—	16.5	79.0
Other	10.0	23.0	(26.8)
Net changes in assets and liabilities:
Decrease/(increase) in accounts receivables	(38.9)	5.9	13.3
Decrease/(increase) in prepaid and other assets	198.3	(21.3)	16.8
Decrease in inventory	3.5	17.1	9.9
Decrease in accounts payable and accruals and other liabilities	(111.8)	(26.7)	(243.8)

Net cash used in operating activities	(283.5)	(347.9)	(428.5)

Cash flows from investing activities:
Proceeds from disposal of property, plant and equipment	0.6	44.2	27.9
Purchase of property, plant and equipment	(50.1)	(57.9)	(33.7)
Purchase of investments	(0.4)	(1.4)	(11.8)
Proceeds from disposal of investments	45.6	76.6	53.1
Purchase of marketable investment securities	—	—	(2.1)
Sale and maturity of marketable investment securities	17.1	178.9	185.1
Purchase of intangible assets	(0.7)	(41.1)	(144.8)
Proceeds from disposal of intangible assets	—	0.3	0.5
Proceeds from business disposals	108.8	274.6	593.0
Purchase of product royalty rights	—	—	(297.6)

Net cash provided by investing activities	120.9	474.2	369.6

Cash flows from financing activities:
Proceeds from issue of share capital	23.8	70.6	167.9
Payment under EPIL II guarantee	—	(391.8)	—
Repayment of EPIL III Notes	(39.0)	(351.0)	—
Repayment of loans	(87.8)	(11.4)	(770.7)
Net proceeds from debt issuance	(0.7)	1,125.1	443.9
Proceeds from government grants	4.0	—	—
Waiver fee to EPIL II/III noteholders	—	—	(16.8)

Net cash provided by/(used in) financing activities	(99.7)	441.5	(175.7)

Effect of exchange rate changes on cash	(4.6)	1.6	12.5

Net increase/(decrease) in cash and cash equivalents	(266.9)	569.4	(222.1)
Cash and cash equivalents at beginning of year	1,347.6	778.2	1,000.3

Cash and cash equivalents at end of year	$1,080.7	$1,347.6	$778.2

Supplemental cash flow information:
Cash paid during the year for:
Interest	(157.9)	(110.2)	(100.6)
Income taxes	(1.5)	(0.6)	(8.9)
Noncash financing activities:
Issuance of stock for debt conversion	206.0	—	—

The accompanying notes are an integral part of these Consolidated Financial Statements.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Description of Business

Elan Corporation, plc, an Irish public limited company (also referred to hereafter as we, our, us, Elan or the Company), is a neuroscience-based biotechnology company headquartered in Dublin, Ireland. We were incorporated as a private limited company in Ireland in December 1969 and became a public limited company in January 1984. Our principal executive offices are located at Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland and our telephone number is 353-1-709-4000. Our principal research and development, manufacturing and marketing facilities are located in Ireland, the United States (U.S.) and the United Kingdom (U.K.).

Our business is organized into two business units: Biopharmaceuticals and EDT. Biopharmaceuticals engages in research, development and commercial activities and includes our activities in the areas of autoimmune diseases, neurodegenerative diseases and our specialty business group. EDT focuses on product development, scale-up and manufacturing to address drug optimization challenges of the pharmaceutical industry.

2.	Significant Accounting Policies

The following accounting policies have been applied in the preparation of our Consolidated Financial Statements.

(a) Basis of consolidation and presentation of financial information

Prior to the 2004 fiscal year, we prepared our Consolidated Financial Statements, incorporated by reference, on our historical Form 20-F, in conformity with Irish generally accepted accounting principles (Irish GAAP). Beginning with our 2004 fiscal year, we have adopted accounting principles generally accepted in the United States (U.S. GAAP) as the basis for the preparation of our Consolidated Financial Statements. Accordingly, our Consolidated Financial Statements on this Form 20-F are prepared on the basis of U.S. GAAP for all periods presented.

We also prepared separate Consolidated Financial Statements, included in our Annual Report, in accordance with International Financial Reporting Standards (IFRS), which differ in certain significant respects from U.S. GAAP. The Consolidated Financial Statements included in our Annual Report have been prepared for the first time for the year ended December 31, 2005 under IFRS. Comparative information that was previously presented under Irish GAAP for the year ended December 31, 2004 has been restated under IFRS. The Annual Report under IFRS, which includes a reconciliation of previously reported Irish GAAP financial information to IFRS, is a separate document from this Form 20-F.

Unless otherwise indicated, our financial statements and other financial data contained in this Form 20-F are presented in United States dollars ($). The accompanying Consolidated Financial Statements include our financial position, results of operations and cash flows and those of our subsidiaries, all of which are wholly owned. All significant intercompany amounts have been eliminated.

We have incurred significant losses during the last three fiscal years and anticipate continuing losses for the foreseeable future. However, our directors believe that we have adequate resources to continue in operational existence for at least the next twelve months and that it is appropriate to continue to prepare our Consolidated Financial Statements on a going concern basis.

(b) Use of estimates

The preparation of the Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures in these Consolidated Financial Statements. Actual results could materially differ from those estimates.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c) Reclassifications

Certain items in the Consolidated Financial Statements for prior periods have been reclassified to conform to current classifications.

(d) Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with original maturities of three months or less.

(e) Investments and marketable investment securities and impairment

Our investment portfolio consists primarily of marketable equity securities, convertible preferred stock and interest-bearing debt of other biotechnology companies.

Marketable equity and debt securities are classified into one of three categories in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” (SFAS 115): including trading, available-for-sale, or held-to-maturity.

•	Marketable securities are considered trading when purchased principally for the purpose of selling in the near term. These securities are recorded as short-term investments and are carried at fair value. Unrealized holding gains and losses on trading securities are included in other income. We have no trading securities at December 31, 2005.

•	Marketable securities not classified as trading or held-to-maturity are considered available-for-sale. These securities are recorded as either short-term or long-term investments and are carried at fair value, with unrealized gains and losses included in accumulated other comprehensive income/(loss) in stockholders’ equity. The assessment for impairment of marketable securities classified as available-for-sale is based on established financial methodologies, including quoted market prices for publicly-traded equity and debt securities.

•	Marketable debt securities are considered held-to-maturity when we have the positive intent and ability to hold the securities to maturity. These securities are carried at amortized cost, less any impairments. We have no held-to-maturity securities at December 31, 2005.

Non-marketable equity and debt securities are carried at cost, less write-down-for-impairments, and are adjusted for impairment based on methodologies, including the Black-Scholes option-pricing model, the valuation achieved in the most recent private placement by an investee, an assessment of the impact of general private equity market conditions, and discounted projected future cash flows.

The factors affecting the assessment of impairments include both general financial market conditions for pharmaceutical and biotechnology companies and factors specific to a particular company. In the case of equity classified as available-for-sale, a significant and prolonged decline in the fair value of the security below its carrying value is considered in determining whether the securities are impaired. If any such evidence exists, an impairment loss is recognized.

Equity accounting applies where we hold equity in the investee and have the ability to exercise significant influence over the operating and financial policies of the investee. Significant influence is presumed to exist if we own 20% of the investee’s common stock and common stock equivalents, but may also exist in situations when we own less than 20% depending on the existence of influential factors such as representation on the board of directors, participation in policy making processes, material intercompany transactions, interchange of managerial personnel or technological dependency. Certain circumstances, such as majority ownership by another company, can offset the impact of such factors. The determination to use cost or equity accounting requires a significant degree of judgment of the facts and circumstances of a particular investment. Investments which are accounted for under the

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

equity method are stated at cost, adjusted for our share of the earnings or losses and distributions of the investee after the date of investment, less any provision for impairment in value. We have no investments accounted for under the equity method at December 31, 2005.

(f) Inventory

Inventory is valued at the lower of cost or market value. In the case of raw materials and supplies, cost is calculated on a first-in, first-out basis and includes the purchase price, including import duties, transport and handling costs and any other directly attributable costs, less trade discounts. In the case of work-in-progress and finished goods, costs include direct labor, material costs and attributable overheads, based on normal operating capacity.

(g) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. Depreciation is computed using the straight-line method based on estimated useful lives as follows:

Buildings	15-40 years
Plant and equipment	3-10 years
Leasehold improvements	Shorter of expected useful life or lease term

Land is not depreciated as it is deemed to have an indefinite useful life.

Where events or circumstances indicate that the carrying amount of a tangible asset may not be recoverable, we compare the carrying amount of the asset to its fair value. The carrying amount of the asset is not deemed recoverable if its carrying value exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of that asset. In such event, an impairment loss is recognized for the excess of the carrying amount over the asset’s fair value.

(h) Leasing

Property, plant and equipment acquired under a lease that transfers substantially all of the risks and rewards of ownership to us (a capital lease), are capitalized. Amounts payable under such leases, net of finance charges, are shown as current or long-term liabilities as appropriate. An asset acquired by capital lease is stated at an amount equal to the lower of its fair value or the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation and impairment losses, and is included in property, plant and equipment. Finance charges on capital leases are expensed over the term of the lease to give a constant periodic rate of interest charge in proportion to the capital balances outstanding. All other leases which are not capital leases are considered operating leases. Rentals on operating leases are charged to expense on a straight-line basis.

(i) Goodwill, other intangible assets and impairment

We account for goodwill and identifiable intangible assets in accordance with SFAS 142. Effective January 1, 2002, goodwill and identifiable intangible assets with indefinite useful lives are no longer amortized, but instead are tested for impairment at least annually. Intangible assets with estimable useful lives are amortized on a straight-line basis over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” (SFAS 144). The method of amortization chosen best reflects the manner in which individual intangible assets are consumed.

We review our goodwill for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. At December 31, 2005, we had no other intangible assets with indefinite lives.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The goodwill impairment test is performed at the reporting unit level. A reporting unit is the same as, or one level below, an operating segment as defined by SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information.” We have two reporting units: Biopharmaceuticals and EDT. We compare the fair value of each reporting unit with its carrying value, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test would be performed to measure the amount of impairment charge, if any. The second step compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill, and any excess of the carrying amount over the implied fair value is recognized as an impairment charge. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination is determined, by allocating the fair value of a reporting unit to individual assets and liabilities. The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. The results of our goodwill impairment tests did not indicate any impairment in 2005.

(j) Financing costs

Debt financing costs comprise of transaction costs on borrowings. Debt financing costs are allocated to financial reporting periods over the term of the related debt using the effective interest rate method.

(k) Derivative financial instruments

We enter into transactions in the normal course of business using various financial instruments in order to hedge against exposures to fluctuating exchange and interest rates. We use derivative financial instruments to reduce exposure to fluctuations in foreign exchange rates and interest rates. A derivative is a financial instrument or other contract whose value changes in response to some underlying variable, that has an initial net investment smaller than would be required for other instruments that have a similar response to the variable and that will be settled at a future date. We do not enter into derivative financial instruments for trading or speculative purposes.

Gains and losses on derivative financial instruments that qualify as fair value hedges under SFAS No. 133, “Accounting for Derivative Instruments in Hedging Activities,” (SFAS 133), are recognized as an offset to the related income or expense of the underlying hedged transaction. The carrying value of derivative financial instruments is reported within current assets or other current liabilities. Our interest rate swap contracts qualify for hedge accounting under SFAS 133. Our forward currency contracts do not qualify for hedge accounting SFAS 133, and are marked to market at each balance sheet date, with the resulting gains and losses recognized in income.

We fair value certain embedded derivative and freestanding warrants. Changes in their fair value are recorded in the income statement and their carrying value is recorded within current assets or current liabilities.

(l) Revenue

We recognize revenue from the sale of our products, royalties earned, and contract arrangements. Our revenues are classified into two categories: product revenue and contract revenue.

Product Revenue — Product revenue includes: (i) the sale of our products; (ii) royalties; (iii) manufacturing fees; and (iv) the sales of product rights and related inventory (referred to as product disposals). We recognize revenue from product sales when there is persuasive evidence that an arrangement exists, title passes, the price is fixed or determinable, and collectibility is reasonably assured. Revenue is recorded net of applicable sales tax and sales discounts and allowances, which are described below.

i. The sale of our products consists of the sale of pharmaceutical drugs, primarily to wholesalers and physicians.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

ii. We earn royalties on licensees’ sales of our products or third-party products that incorporate our technologies. Royalties are recognized as earned in accordance with the contract terms when royalties can be reliably measured and collectibility is reasonably assured.

iii. We receive manufacturing fees for products that we manufacture on behalf of other third party customers.

iv. Revenue from the sale of product rights and related inventory consists of the proceeds from the disposal of products, inventory and intellectual property less the unamortized cost of the related intangible assets.

Contract Revenue — Contract revenue arises from contracts to perform R&D services on behalf of clients or technology licensing and business ventures. Contract revenue is recognized when earned and non-refundable, and when we have no future obligation with respect to the revenue, in accordance with the terms prescribed in the applicable contract. Contract research revenue consists of payments or milestones arising from R&D activities we perform on behalf of third parties. Our revenue arrangements with multiple elements are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered items. The consideration we receive is allocated among the separate units based on their respective fair values, and the applicable revenue recognition criteria are applied to each of the separate units. Advance payments received in excess of amounts earned are classified as deferred revenue until earned.

U.S. Securities and Exchange Commission’s (SEC) Staff Accounting Bulletin No. 104, “Revenue Recognition,” (SAB 104), provides guidance on revenue recognition. SAB 104 requires the deferral and amortization of up-front fees when there is a significant continuing involvement (such as an ongoing product manufacturing contract or joint development activities) by the seller after an asset disposal. We defer and amortize up-front license fees to income over the “performance period” as applicable. The performance period is the period over which we expect to provide services to the licensee as determined by the contract provisions.

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

(m) Sales discounts and allowances

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

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

We account for sales discounts and allowances in accordance with EITF Issue No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products),” and SFAS No. 48, “Revenue Recognition When Right of Return Exists,” (SFAS 48) as applicable.

Charge-backs

In the United States, we participate in charge-back programs with a number of entities, principally the U.S. Department of Defense, the U.S. Department of Veterans Affairs, Group Purchasing Organizations and other parties whereby pricing on products is extended below wholesalers’ list prices to participating entities. These entities purchase products through wholesalers at the lower negotiated price, and the wholesalers charge the difference between these entities’ acquisition cost and the lower negotiated price back to us. We account for charge-backs by reducing accounts receivable in an amount equal to our estimate of charge-back claims attributable to a sale. We determine our estimate of the charge-backs primarily based on historical experience on a product-by-product and program basis, and current contract prices under the charge-back programs. We consider vendor payments, estimated levels of inventory in the distribution channel, and our claim processing time lag and adjust accounts receivable and revenue periodically throughout each year to reflect actual and future estimated experience.

Managed health care rebates and other contract discounts

We offer rebates and discounts to managed health care organizations in the United States. We account for managed health care rebates and other contract discounts by establishing an accrual equal to our estimate of the amount attributable to a sale. We determine our estimate of this accrual primarily based on historical experience on a product-by-product and program basis and current contract prices. We consider the sales performance of products subject to managed health care rebates and other contract discounts, processing claim lag time and estimated levels of inventory in the distribution channel, and adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience.

Medicaid rebates

In the United States, we are required by law to participate in state government-managed Medicaid programs as well as certain other qualifying federal and state government programs whereby discounts and rebates are provided to participating state and local government entities. Discounts and rebates provided through these other qualifying federal and state government programs are included in our Medicaid rebate accrual and are considered Medicaid rebates for the purposes of this discussion. We account for Medicaid rebates by establishing an accrual in an amount equal to our estimate of Medicaid rebate claims attributable to a sale. We determine our estimate of the Medicaid rebates accrual primarily based on historical experience regarding Medicaid rebates, legal interpretations of the applicable laws related to the Medicaid and qualifying federal and state government programs, and any new information regarding changes in the Medicaid programs’ regulations and guidelines that would impact the amount of the rebates on a product-by-product basis. We consider outstanding Medicaid claims, Medicaid payments, claims processing lag time and estimated levels of inventory in the distribution channel and adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience.

Cash discounts

In the United States, we offer cash discounts, generally at 2% of the sales price, as an incentive for prompt payment.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Sales returns

We account for sales returns in accordance with SFAS 48 by establishing an accrual in an amount equal to our estimate of revenue recorded for which the related products are expected to be returned.

For returns of established products, our sales return accrual is estimated principally based on historical experience, the estimated shelf life of inventory in the distribution channel, price increases, and our return goods policy (goods may only be returned six months prior to expiration date and for up to twelve months after expiration date). We also take into account product recalls and introductions of generic products. All of these factors are used to adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience.

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

Returns from newly introduced products are significantly more difficult for us to assess. We determine our estimate of the sales return accrual primarily based on the historical sales returns experience of similar products, such as those within the same or similar therapeutic category. We also consider the shelf life of new products and determine whether we believe an adjustment to the sales return accrual is appropriate. The shelf life in connection with new products tends to be shorter than the shelf life for more established products because we may still be developing the optimal stability duration for the new product that would lengthen its shelf life, or an amount of launch quantities may have been manufactured in advance of the launch date to ensure sufficient supply exists to satisfy market demand. In those cases, we assess the reduced shelf life, together with estimated levels of inventory in the distribution channel and projected demand, and determine whether we believe an adjustment to the sales return accrual is appropriate. While it is inherently more difficult to assess returns from newly introduced products than from established products, nevertheless in all instances we believe we have been able to gather sufficient information in order to establish reasonable estimates.

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

Use of information from external sources

We use information from external sources to estimate our significant sales discounts and allowances. Our estimates of inventory at the wholesalers are based on:

•	The actual and projected prescription demand-based sales for our products and historical inventory experience;

•	Our analysis of third-party information, including written and oral information obtained from all of the major wholesalers with respect to their inventory levels and sell-through to customers, and third-party market research data; and

•	Our internal information.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

(n) Advertising expenses

We expense the costs of advertising as incurred. Advertising expenses were $3.9 million in 2005 (2004: $6.3 million; 2003: $7.3 million).

(o) Research and development

R&D costs are expensed as incurred. Acquired in process research and development arising on business combinations is expensed on acquisition. Costs to acquire intellectual property, product rights and other similar intangible assets are capitalized and amortized on a straight-line basis over the estimated useful life of the asset. The method of amortization chosen best reflects the manner in which individual intangible assets are consumed.

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

(q) Discontinued operations, sales of businesses, and assets and liabilities held for sale

In accordance with SFAS 144, the results and gains or losses arising from discontinued operations are aggregated and included within one line in the income statement, “Net income/(loss) from discontinued operations.” A discontinued operation is a component of an entity whose operations and cash flows can be clearly distinguished and have been or will be eliminated from the ongoing operations of the entity within twelve months from the disposal date and with respect to which the entity will not receive significant cash flows from continuation of activities, and the entity will not have significant continuing involvement in the operations of the component after its disposal, such as ongoing supply arrangements or formulation activities.

Sales of businesses that do not constitute discontinued operations as defined above, are recorded separately on the face of the income statement. The reported gain is equal to proceeds received net of the carrying values of the

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

business assets and liabilities being disposed of, transaction costs and the allocation of goodwill based on the relative fair value of the business to its reporting unit.

We categorize assets and liabilities as held for sale when all of the following conditions are met:

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

(r) Accumulated other comprehensive income

Comprehensive income is comprised of our net income or loss and other comprehensive income/(loss) (OCI). OCI includes certain changes in shareholders’ equity that are excluded from net income. Specifically, we include in OCI changes in the fair value of unrealized gains and losses on our available-for-sale securities, foreign currency translation adjustments, and minimum pension liability adjustments relating to changes in the funded status, on an accumulated benefit obligation basis, of our defined benefit pension plans. Comprehensive loss for the years ended December 31, 2005, 2004, and 2003 has been reflected in the Consolidated Statements of Shareholders’ Equity and Other Comprehensive Income/(Loss).

(s) Foreign operations

Transactions in foreign currencies are recorded at the exchange rate prevailing at the date of the transaction. The resulting monetary assets and liabilities are translated into U.S. dollars at exchange rates prevailing at subsequent balance sheet dates, and the resulting gains and losses are recognized in the Consolidated Statement of Operations and, where material, separately disclosed.

The functional currency of most of our subsidiaries is U.S. dollars. For those subsidiaries with non-U.S. dollar functional currency, their assets and liabilities are translated using year-end rates and income is translated at average rates. The cumulative effect of exchange differences arising on consolidation of the net investment in overseas subsidiaries are recognized as other comprehensive income in the Consolidated Statement of Shareholders’ Equity and Other Comprehensive Income/(Loss).

(t) Share-based payments

We account for share-based payments using the intrinsic value method under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and have adopted the disclosure-only provisions of Statement No. 123, “Accounting for Stock-Based Compensation,” (SFAS 123), as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosures.” Accordingly, no expense has been recognized for share-based awards granted to employees where the exercise price is equal to the fair value of the underlying shares at the date of grant. When the exercise price of the option is less than the fair value of the underlying shares at the date of grant, the intrinsic value is recorded as compensation expense based on the graded-vesting method over the vesting periods of the applicable stock options and restrictive stock units, generally four

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

years. The graded-vesting method provides for the expensing of portions of the overall awards as such portions vest, and results in greater expense recorded in earlier years than under the straight-line method.

SFAS 123 requires the use of an option-pricing model to determine the grant date fair value of share-based awards. Beginning in 2005, we used the binomial option-pricing model to estimate the fair value of our share-based awards and for 2004 and prior, the Black-Scholes option-pricing model was used. The binomial option-pricing model is now used because we believe it better reflects the possibility of exercise before the end of the options’ life. The binomial model also integrates possible variations in assumptions, such as risk-free interest rates and other inputs, which may change over the life of the options.

The following information regarding net loss and loss per share has been determined as if we had accounted for our employee stock options under the fair value method prescribed by SFAS 123. The resulting effect on net loss and loss per share pursuant to SFAS 123 may not be representative of the effects in future periods, due to subsequent additional option grants and periods of vesting.

	2005	2004	2003
	(In millions, except per share data)

Net loss as reported	(383.6)	$(394.7)	$(506.1)
Add: Intrinsic value method expense	0.1	1.6	1.1
Deduct: Fair value method expense	(36.2)	(53.4)	(75.2)

Pro-forma net loss	(419.7)	$(446.5)	$(580.2)
Basic and diluted loss per Ordinary Share:(1)
As reported	$(0.93)	$(1.01)	$(1.42)
Pro-forma	$(1.01)	$(1.14)	$(1.63)

(1)	There is no difference, for the periods presented, in weighted average number of ordinary shares used for basic and diluted net loss per ordinary share as the effect of all dilutive ordinary shares outstanding for each period was anti-dilutive.

The estimated weighted-average grant date fair value of the individual options granted during the years ended December 31, 2005, 2004, and 2003 was $5.89, $12.52 and $3.50, respectively. The fair value of options was estimated using the binomial or Black-Scholes option-pricing model with the following weighted average assumptions:

	2005	2004	2003

Risk-free interest rate	4.00%	3.36%	1.02%
Expected volatility(1)	59.2%	83.9%	99.3%
Dividend yield	Nil	Nil	Nil
Expected life (years)	— (2)	4.3	6.7

(1)	The expected volatility for 2005 was determined based on the implied volatility of traded options on our stock. The expected volatility for 2004 and 2003 was determined based on the historical volatility of our stock price.

(2)	The expected lives of options granted in the twelve months ended December 31, 2005, as derived from the output of the binomial model, ranged from 5.4 years to 8.2 years. The contractual life of the options, which is not later than 10 years from the date of grant, is used as an input into the binomial model.

In December 2004, the FASB issued Statement No. 123R, “Share-Based Payment — An Amendment of FASB Statement No. 123 and 95,” (SFAS 123R). SFAS 123R is effective January 1, 2006 for all public companies. We expect the adoption of SFAS 123R will have a material adverse impact on our consolidated results of operations. Please refer to Note 31 for the potential impact of adopting SFAS 123R.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(u) Pensions and other employee benefit plans

We have two defined benefit pension plans covering our employees based in Ireland. We account for pension benefit obligations and related costs in accordance with SFAS No. 87, “Employer’s Accounting for Pensions,” and our disclosures are in accordance with SFAS No. 132 (Revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” (SFAS 132) which revises employers’ disclosures about pension plans and other postretirement benefit plans. These plans are managed externally and the related pension costs and liabilities are assessed annually in accordance with the advice of a professionally qualified actuary. Two significant assumptions, the discount rate and the expected rate of return on plan assets, are important elements of expense and/or liability measurement. We evaluate these assumptions annually, with the assistance of an actuary. Other assumptions involve employee demographic factors such as retirement patterns, mortality, turnover and the rate of compensation increase. We use a December 31, 2005 measurement date. All plan assets and liabilities are reported as of that date. The cost or benefit of plan changes, which increase or decrease benefits for prior employee service is included in expense on a straight-line basis over the period the employee is expected to receive the benefits.

In addition, we have a number of other defined contribution benefit plans, primarily for employees outside of Ireland. The cost of providing these plans is expensed as incurred. See Note 23 for further information on our pension and other employee benefit plans.

(v) Contingencies

In accordance with SFAS No. 5, “Accounting for Contingencies,” (SFAS 5), we assess the likelihood of any adverse outcomes to contingencies, including legal matters, as well as the potential range of probable losses. We record accruals for such contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. If an unfavorable outcome is probable, but the amount of the loss cannot be reasonably estimated, we estimate the range of probable loss and accrue the most probable loss within the range. If no amount within the range is deemed more probable, we accrue the minimum amount within the range. If neither a range of loss or a minimum amount of loss is estimable, then appropriate disclosure is provided, but no amounts are accrued. See Note 25 for further information.

3.	Revenue

The composition of revenue for the years ended December 31, was as follows (in millions):

	2005	2004	2003

Product revenue	$458.1	$404.4	$586.7
Contract revenue	32.2	77.3	98.9

Total revenue	$490.3	$481.7	$685.6

Product revenue can be further analyzed as follows (in millions):

	2005	2004	2003

Marketed products	$215.3	$174.5	$154.2
Manufacturing revenue and royalties	207.1	130.9	120.0
Amortized revenue — Adalat/Avinza	34.0	34.0	34.0
Divested products(1)	1.7	65.0	278.5

Total product revenue	$458.1	$404.4	$586.7

(1)	Products described as “Divested Products” include products or businesses divested since the beginning of 2003.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Contract revenue can be further analyzed as follows (in millions):

	2005	2004	2003

Amortized fees	$16.4	$17.6	$49.6
Research revenues/milestones	15.8	59.7	49.3

Total contract revenue	$32.2	$77.3	$98.9

Included in amortized fee revenue is $35.2 million related to license fees earned in 2003 from business ventures. There were no such revenues in either 2005 or 2004, and there were no remaining unamortized license fees from the business ventures at December 31, 2005.

4.	Earnings Per Share

Basic income/(loss) per share is computed by dividing the net income/(loss) for the period available to ordinary shareholders by the sum of the weighted average number of ordinary shares outstanding during the period. Diluted net income/(loss) per share is computed by dividing the net income/(loss) for the period by the weighted average number of ordinary shares outstanding and, when dilutive, adjusted for the effect of all dilutive potential ordinary shares, including stock options, warrants, and convertible debt securities on an as-if-converted basis.

The following table sets forth the computation for basic and diluted net income/(loss) per share:

	2005	2004	2003

Basic and diluted net loss per ordinary share:
Basic and diluted net loss per share from continuing operations	$(0.93)	$(1.06)	$(1.33)
Basic and diluted net income/(loss) per share from discontinued operations	—	0.05	(0.09)

Basic and diluted net loss per ordinary share	$(0.93)	$(1.01)	$(1.42)

The weighted average number of ordinary shares outstanding at December 31, 2005 was 413.5 million (2004: 390.1 million; 2003: 356.0 million). As of December 31, 2005, there were stock options, warrants and convertible debt securities outstanding of 63.2 million shares (2004: 106.1 million shares; 2003: 114.2 million shares), which could potentially have a dilutive impact in the future, but which were anti-dilutive in 2005 and 2004.

5.	Restricted Cash

We had total restricted cash of $24.9 million at December 31, 2005 (2004: $192.7 million). Restricted cash at December 31, 2005 consists of $24.9 million pledged cash to secure certain letters of credit. At December 31, 2004, we had a total of $192.7 million of restricted cash, which primarily consisted of $124.3 million held by EPIL III and reserved until the repayment of the final $39.0 million of the EPIL III Notes, which were repaid in full in March 2005. Following the debt repayment, the remaining cash was released for general corporate purposes. The remaining components of restricted cash at December 31, 2004 included $40.0 million reserved in escrow for our estimate of the ultimate cost to settle the shareholder class action lawsuit, which was settled in February 2005, and $28.4 million of pledged cash to secure certain letters of credit.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	Accounts Receivable, Net

Our accounts receivable at December 31 of each year end consisted of the following (in millions):

	2005	2004

Trade receivables	$85.7	$47.0
Less amounts provided for doubtful accounts	(3.9)	(5.5)

Trade receivables, net	$81.8	$41.5

7.	Marketable Investment Securities

The following information on current marketable investment securities is presented in accordance with the requirements of SFAS 115 at December 31, 2005 and 2004 as follows (in millions):

		Unrealized	Fair
	Cost	Gains/(Losses)	Value

At December 31, 2005
Available for sale securities
Equity securities	$10.3	$(0.3)	$10.0

Total marketable investment securities	$10.3	$(0.3)	$10.0

At December 31, 2004
Available for sale securities
Equity securities	19.6	11.7	31.3
Debt securities	25.0	9.2	34.2

Total marketable investment securities	$44.6	$20.9	$65.5

Unrealized gains on trading securities included in earnings for 2005, 2004, and 2003 totalled $Nil, $Nil and $11.8 million, respectively. There were no unrealized losses on trading securities included in earnings for either 2005, 2004, or 2003.

The cash inflows arising from the sale and maturity of current and non-current marketable investment securities were $17.1 million, $178.9 million and $185.1 million in 2005, 2004, and 2003, respectively. The net realized gains arising from the sale and maturity of current and non-current marketable investment securities were $17.5 million, $99.3 million and $68.7 million in 2005, 2004 and 2003, respectively. The cash outflows arising from the purchase of marketable investment securities were $Nil, $Nil and $2.1 million in 2005, 2004, and 2003, respectively.

We account for certain freestanding warrants and embedded derivatives in accordance with SFAS 133. The income effect of derivative fair value movements was a loss of $0.7 million, a gain of $9.0 million and a gain of $26.8 million in 2005, 2004, and 2003, respectively. The SFAS 133 derivatives had a fair value of $0.1 million and $1.4 million at December 31, 2005 and 2004, respectively.

The impairment charge of $23.5 million for 2005 (2004: $71.8 million; 2003: $87.5 million) includes all other-than-temporary impairments. There are investments with a fair value of $3.9 million with unrealized losses of $0.4 million at December 31, 2005 (2004: $Nil). These unrealized losses are considered to be temporary.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Non-current available-for-sale marketable securities, comprising of investments held in privately-held biotech companies and non-current debt securities held in publicly-traded entities, recorded at cost, were as follows at December 31 (in millions):

	2005	2004

Equity securities	$9.0	$20.8
Debt securities	4.1	18.2

Total	$13.1	$39.0

The cash inflows arising from the sale of non-current available-for-sale securities were $45.6 million, $76.6 million and $53.1 million in 2005, 2004 and 2003, respectively. The cash outflows arising from the purchase of non-current available-for-sale securities were $0.4 million, $1.4 million and $11.8 million for 2005, 2004 and 2003, respectively.

8.	Inventory

Product inventories at December 31 of each year consisted of the following (in millions):

	2005	2004

Raw materials	$8.3	$6.8
Work-in-process	9.7	8.2
Finished goods	7.3	14.0

Total inventory	$25.3	$29.0

During the year ended December 31, 2005, we recognized a write-down of finished goods of $14.0 million related to Tysabri, as a result of the voluntary suspension of the marketing and dosing in clinical trials of the product.

9.	Prepaid and Other Current Assets

Prepaid and other current assets at December 31 of each year consisted of the following (in millions):

	2005	2004

Prepayments	$14.1	$25.0
Insurance deposit(1)	—	21.0
Fair value of derivatives(2)	—	5.0
Other receivables	8.9	31.0

Total prepaid and other current assets	$23.0	$82.0

(1)	Amount represents insurance program deposit balance received in January 2005.

(2)	The fair value of derivatives is classified within other liabilities at December 31, 2005.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	Property, Plant and Equipment

	Land &	Plant &
	Buildings	Equipment	Total
	(In millions)

Cost:
At January 1, 2005	$224.6	$307.6	$532.2
Additions	21.8	27.2	49.0
Disposals	(3.8)	(24.6)	(28.4)

At December 31, 2005	$242.6	$310.2	$552.8

Accumulated depreciation:
At January 1, 2005	$(30.8)	$(155.2)	$(186.0)
Charged in year	(6.8)	(31.1)	(37.9)
Disposals	2.7	22.0	24.7

At December 31, 2005	$(34.9)	$(164.3)	$(199.2)

Net book value: December 31, 2005	$207.7	$145.9	$353.6

Net book value: December 31, 2004	$193.8	$152.4	$346.2

Property, plant and equipment disposals during 2005 primarily relates to plant and equipment of our continental European offices, which were closed in the fourth quarter of 2005.

The net book value of assets held under capital leases at December 31, 2005 amounted to $48.9 million (2004: $60.1 million) and related depreciation for the period amounted to $10.7 million (2004: $12.8 million).

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	Goodwill and Other Intangible Assets

		Other Intangible
	Goodwill	Assets	Total
	(In millions)

Cost:
At January 1, 2004	$274.6	$886.8	$1,161.4
Additions	—	6.7	6.7
Reclass of held for sale assets	—	(10.3)	(10.3)
Disposals	(6.6)	(104.1)	(110.7)

At December 31, 2004	$268.0	$779.1	$1,047.1
Additions	—	2.0	2.0
Disposals	—	(2.9)	(2.9)

At December 31, 2005	$268.0	$778.2	$1,046.2

Accumulated amortization:
At January 1, 2004	$—	$(253.6)	$(253.6)
Charged in year	—	(81.3)	(81.3)
Disposals	—	41.5	41.5

At December 31, 2004	$—	$(293.4)	$(293.4)

Charged in year	—	(88.4)	(88.4)
Disposals	—	1.1	1.1

At December 31, 2005	$—	$(380.7)	$(380.7)

Net book value: December 31, 2005	$268.0	$397.5	$665.5

Net book value: December 31, 2004	$268.0	$485.7	$753.7

Other intangible assets consist primarily of patents, licenses and intellectual property. At December 31, 2005, the main components of the carrying value of patents and licenses were $149.0 million for Maxipime and Azactam, $86.0 million for the Alzheimer’s disease intellectual property, $68.8 million for Prialt (excluding European component), $53.7 million for Verelan and $17.9 million for Tysabri.

On March 20, 2006, we completed the sale of the European rights to Prialt to Eisai, while retaining the product rights in the United States. We have reclassed a total of $11.2 million (2004: $10.3 million) for the carrying value of intangible assets, inventory and prepayments related to the Prialt European component to held for sale assets, as the criteria for held for sale assets under SFAS 144 were met as of year-end.

At December 31, 2004, the main components of the carrying value of patents and licenses were $203.2 million for Maxipime and Azactam, $97.5 million for the Alzheimer’s disease intellectual property, $73.9 million for Prialt (excluding European component), $61.7 million for Verelan, and $19.9 million for Tysabri.

Disposals of other intangible assets during 2004 primarily relate to the sale of net intangible assets related to Zonegran of $42.0 million and net intangible assets related to Frovatm (frovatriptan succinate) of $22.2 million.

Amortization expense for the year ended December 31, 2005 amounted to $88.4 million (2004: $81.3 million; 2003: $121.9 million) and is recorded as cost of sales, selling, general and administrative expenses and R&D expenses in the Consolidated Statements of Operations, as it relates to the respective functions.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2005, our expected future amortization expense of current other intangible assets is as follows (in millions):

Year ending December 31,
2006	$89.9
2007	82.6
2008	67.3
2009	23.9
2010	23.3
2011 and thereafter	110.5

Total	$397.5

12.	Other Assets

Non-current other assets at December 31 of each year consisted of the following (in millions):

	2005	2004

Deferred financing costs	$30.6	$42.6
Prepayment for supply arrangement	12.4	16.8
Other	8.8	9.0

Total other assets	$51.8	$68.4

The decrease in deferred financing costs during 2005 was primarily due to the write-off of financing costs related to the retirement of $242.8 million of the 6.5% Convertible Notes and the Athena Notes in June 2005, and additional amortization during the year. Please refer to Note 14 for additional information on our long-term and convertible debts.

The prepayment for supply arrangement asset balance at December 31, 2005 represents a payment made in March 2004 in exchange for increased future supply commitments from the manufacturer of Maxipime, and is net of amortization expense of $4.4 million (2004: $3.2 million).

13.	Accrued and Other Current Liabilities, and Other Long-Term Liabilities

Accrued and other current liabilities at December 31 consisted of the following (in millions):

	2005	2004

Payroll and related taxes	$44.1	$37.9
Accrued income tax payable	17.8	20.7
Litigation accruals	2.1	63.4
Accrued interest	29.5	31.8
Clinical trial accruals	9.7	27.7
Restructuring and other accruals	10.2	5.2
Fair value of derivatives	6.7	—
Other accruals	51.9	73.7

Total accrued and other current liabilities	$172.0	$260.4

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other long-term liabilities at December 31 consisted of the following (in millions):

	2005	2004

Deferred rent	$20.5	$17.3
Restructuring accrual	8.7	12.8
Other	14.0	16.0

Total accrued and other current liabilities	$43.2	$46.1

14.	Long-Term and Convertible Debts

Long-term and convertible debts at December 31, 2005 and 2004 consisted of the following (in millions):

	Due	2005	2004

7.25% senior notes (Athena Notes)	2008	613.2	650.0
6.5% convertible notes	2008	254.0	460.0
7.75% senior notes (7.75% Notes)	2011	850.0	850.0
Senior floating rate notes (Floating Rate Notes)	2011	300.0	300.0

Total long term and convertible debts		$2,017.2	$2,260.0

Athena Notes

In February 2001, Athena Neurosciences Finance, LLC (Athena Finance), an indirect wholly-owned subsidiary, issued $650.0 million in aggregate principal amount of Athena Notes due February 2008 at a discount of $2.5 million. The Athena Notes are senior, unsecured obligations of Athena Finance and are fully and unconditionally guaranteed on a senior unsecured basis by Elan Corporation, plc and certain of our subsidiaries. Issuance costs associated with the financing amounted to $8.3 million. Interest is paid in cash semi-annually.

On January 14, 2002, we entered into an interest rate swap to convert our fixed rate interest obligations for $100.0 million of the Athena Notes to variable rate interest obligations. The swap had a fair value gain of $0.2 million at December 31, 2005 (2004: $3.6 million; 2003: $8.5 million). On November 22, 2004, we entered into two interest rate swaps to convert an additional $150.0 and $50.0 million of this debt to variable rate interest obligations. The swaps had a total fair value loss of $5.3 million at December 31, 2005 (2004: $0.9 million).

In June 2005, we retired $36.8 million in aggregate principal amount of the Athena Notes, which was purchased for $33.3 million plus accrued interest of $0.6 million. As a result of the retirement, we recorded a net gain of $3.1 million, net of $0.2 million for the write off of deferred financing costs.

6.5% Convertible Notes

In November 2003, we completed the offering and sale of $460.0 million in aggregate principal amount of 6.5% Convertible Notes issued by Elan Capital Corporation, an indirect wholly-owned subsidiary, and guaranteed by Elan Corporation, plc. The 6.5% Convertible Notes mature on November 10, 2008.

Holders of the 6.5% Convertible Notes have the right to convert the notes into fully-paid American Depository Shares (ADSs) at a conversion price of $7.42 at any time up to November 10, 2008 or seven trading days preceding the date of redemption if the notes are called for redemption.

We may, at any time after December 1, 2006, redeem all or part of the 6.5% Convertible Notes then outstanding at par, with interest accrued to the redemption date provided that, within a period of 30 consecutive trading days ending five trading days prior to the date on which the relevant notice of redemption is published, the official closing

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

price per share of the ADSs on the NYSE for 20 trading days shall have been at least 150% of the conversion price deemed to be in effect on each of such trading days. Interest is paid in cash semi-annually.

In June 2005, we retired $206.0 million in aggregate principal amount of the 6.5% Convertible Notes, which was purchased for approximately $255.0 million at an average premium of approximately 4% to the market price of the 6.5% Convertible Notes at the date of purchase. The consideration was satisfied with the issuance of 27,762,801 ADSs at the debt conversion price of $7.42, together with $49.1 million in cash and accrued interest of $0.7 million. As a result of the retirement, we incurred a net charge of $54.9 million, including $5.1 million for the write off of deferred financing costs.

7.75% Notes

In November 2004, we completed the offering and sale of $850.0 million in aggregate principal amount of 7.75% Notes due November 15, 2011 issued by Elan Finance plc. Elan Corporation, plc and certain of our subsidiaries have guaranteed the 7.75% Notes. At any time prior to November 15, 2008, we may redeem the 7.75% Notes, in whole, but not in part, at a price equal to 100% of their principal amount, plus a make-whole premium, plus accrued and unpaid interest. We may redeem the 7.75% Notes, in whole or in part, beginning on November 15, 2008 at an initial redemption price of 103.875% of their principal amount, plus accrued and unpaid interest. In addition, at any time after February 17, 2006 and on or prior to November 15, 2007, we may redeem up to 35% of the 7.75% Notes using the proceeds of certain equity offerings at a redemption price of 107.75% of the principal, plus accrued and unpaid interest. Interest is paid in cash semi-annually.

Floating Rate Notes

In November 2004, we also completed the offering and sale of $300.0 million in aggregate principal amount of Floating Rate Notes due November 15, 2011, also issued by Elan Finance plc. The Floating Rate Notes bear interest at a rate, adjusted quarterly, equal to the three-month London Interbank Offer Rate (LIBOR) plus 4.0%, except the first interest payment, which bears interest at a rate equal to six-month LIBOR plus 4.0%. Elan Corporation, plc, and certain of our subsidiaries have guaranteed the Floating Rate Notes. At any time prior to November 15, 2006, we may redeem the Floating Rate Notes, in whole, but not in part, at a price equal to 100% of their principal amount plus a make-whole premium, plus accrued and unpaid interest. We may redeem the Floating Rate Notes, in whole or in part, beginning on November 15, 2006 at an initial redemption price of 102% of their principal amount, plus accrued and unpaid interest. In addition, at any time after February 17, 2006 and on or prior to November 15, 2007, we may redeem up to 35% of the Floating Rate Notes using the proceeds of certain equity offerings at a redemption price of 100% of the principal amount plus a premium equal to the interest rate per annum on the Floating Rate Notes, plus accrued and unpaid interest thereon. Interest is paid in cash semi-annually.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The net interest expense related to all of the convertible and long-term debts for the years ended December 31, 2005, 2004 and 2003 is as follows (in millions):

	2005	2004	2003

Interest expense:
Interest on Athena Notes	$45.4	$47.2	$47.2
Interest on 6.5% Convertible Notes	22.0	29.9	4.2
Interest on 7.75% Notes	65.5	8.4	—
Interest on Floating Rate Notes	22.0	2.5	—
Interest on EPIL III Notes(1)	0.6	33.1	30.0
Financing charges	7.4	5.5	19.4
Foreign exchange loss	2.2	4.2	8.9
Interest on Liquid Yield Option Notes (LYONs)	—	—	19.2
Other	0.8	1.2	(0.2)

Interest expense	165.9	$132.0	$128.7

Interest income:
Bank interest	$(37.5)	$(12.5)	$(11.0)
Investment interest	(0.6)	(6.8)	(10.2)
Swap interest	(2.1)	(3.7)	(3.7)

Interest income	$(40.2)	$(23.0)	$(24.9)

Net interest expense	$125.7	$109.0	$103.8

(1)	Includes a consent and early tender fee of $Nil in 2005 (2004: $6.4 million; 2003: $Nil)

Covenants

The agreements governing some of our outstanding convertible and long-term indebtedness contain various restrictive covenants that limit our financial and operating flexibility. The covenants do not require us to maintain or adhere to any specific financial ratios, however, they do restrict within certain limits our ability to, among other things:

•	Incur additional debt;

•	Create liens;

•	Enter into certain transactions with related parties;

•	Enter into certain types of investment transactions;

•	Engage in certain asset sales or sale and leaseback transactions;

•	Pay dividends; and

•	Consolidate, merge with, or sell substantially all our assets to, another entity.

The breach of any of these covenants may result in a default under the applicable agreement, which could result in the indebtedness under the agreement becoming immediately due and payable and may result in a default under our other indebtedness subject to cross acceleration provisions.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	Fair Value of Financial Instruments

Fair value is the amount at which a financial instrument could be exchanged in an arms-length transaction between informed and willing parties, other than in a forced or liquidation sale. Cash and cash equivalents and marketable securities are held at fair value on the Consolidated Balance Sheets.

Debt Instruments

The fair value of debt instruments was as follows (in millions):

	At December 31, 2005		At December 31, 2004
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value(1)

EPIL III Notes(2)	$—	$—	$39.0	$39.0
Athena Notes	613.2	598.6	650.0	679.3
6.5% Convertible Notes	254.0	496.3	460.0	1,754.9
7.75% Notes	850.0	794.8	850.0	909.5
Floating Rate Notes	300.0	285.0	300.0	317.3

Total convertible debt and guaranteed notes	$2,017.2	$2,174.7	$2,299.0	$3,700.0

(1)	The fair value of the debt instruments decreased significantly following the voluntary suspension of Tysabri in February 2005, primarily due to the decrease in the option value of the 6.5% Convertible Notes.

(2)	The fair value of the EPIL III Notes approximates the carrying value as EPIL III repaid the remaining guaranteed notes of $39.0 million in March 2005.

Derivative Instruments

The fair value of derivative instruments were as follows (in millions):

	At December 31, 2005		At December 31, 2004
	Contract	Fair	Contract	Fair
	Amount	Value	Amount	Value

Forward contracts:
Euro forward contracts	$77.0	$(1.7)	$9.0	$1.2
U.S. Dollar forward contracts	—	—	9.4	(0.4)
Swap contracts:
Interest rate swap — January 2002	$100.0	$0.2	$100.0	$3.6
Interest rate swap — November 2004	150.0	(4.0)	150.0	(0.7)
Interest rate swap — November 2004	50.0	(1.3)	50.0	(0.2)

Forward contracts

At December 31, 2005, we had entered into a number of Euro forward foreign exchange contracts at various rates of exchange in the normal course of business. At December 31, 2005, the Euro forward contracts require us to sell United States Dollars for Euro on various dates through December 2006. The United States Dollar forward contracts required us to sell Japanese Yen for United States Dollars on various dates through December 2005.

Swaps

On January 14, 2002, we entered into an interest rate swap to convert our 7.25% fixed rate interest obligations on $100.0 million of the Athena Notes to variable rate interest obligations. On November 22, 2004, we entered into

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

two interest rate swaps to convert an additional $200.0 million of this debt to variable rate interest obligations. These swaps qualify as fair value hedges.

16.	Deferred Revenue

Deferred revenue consists of a current portion of $43.1 million and a non-current portion of $17.0 million (2004: $55.8 million, $54.6 million, respectively). The principal component of total deferred revenue is the remaining unamortized revenue related to the licensing of rights to our generic form of Adalattm CC (nifedipine) with Watson Pharmaceutical, Inc. (Watson) and the restructuring of our Avinzatm (morphine sulfate extended-release) license agreement with Ligand Pharmaceuticals, Inc. (Ligand). The generic Adalat CC transaction was completed in 2002. We received $45.0 million in cash from Watson. The Avinza transaction was also completed in 2002. We received a cash payment of $100.0 million from Ligand, in return for a reduction in the on-going royalty rate from the previous level of 30% of net sales of Avinza in the United States and Canada to approximately 10%. The remaining unamortized revenue on these products of $35.2 million will be recognized as revenue through June 2007 (generic Adalat CC, $13.5 million) and November 2006 (Avinza, $21.7 million), reflecting our on-going involvement in the manufacturing of these products.

In 1998, we entered into an agreement with Schwarz Pharma, Inc. (Schwarz) for the marketing and distribution rights to Verelan in the United States and the licensing of Verelan PM to Schwarz. We received a license fee of $17.5 million upon execution of the agreement and a milestone payment of $10.0 million when the U.S. Food and Drug Administration (FDA) approved a New Drug Application for Verelan PM. The remaining unamortized revenue on these products will be recognized on a straight-line basis through June 2008 (license fee, $4.4 million) and September 2008 (milestone payment, $2.8 million).

As a part of our Tysabri collaboration agreement with Biogen Idec, we received total approval and milestone payments of $52.0 million through December 2004. The milestones are recognized as revenue based on the percentage-of-completion method, which is based on the percentage of costs incurred to date compared to the total costs expected under the contract. The remaining unamortized revenue of the milestone payments as of December 31, 2005 was $7.9 million.

17.	Provision for Income Taxes

The following table sets forth the details of income taxes for the years ended December 31 (in millions):

	2005	2004	2003

Irish corporation tax — current	(1.1)	$0.7	$9.7
Foreign taxes — current	2.0	(2.4)	(32.5)
Foreign taxes — deferred	0.1	—	—

Income tax expense/(benefit) on continuing operations	1.0	$(1.7)	$(22.8)

Tax expense on discontinued operations	$—	$—	$0.8
Tax cost/(benefit) reported in shareholders’ equity related to:
Exercise of stock options	$(0.6)	$(2.7)	$—

Current tax, including Irish corporation tax and foreign taxes, is provided on our taxable profits, using the tax rates and laws that have been enacted by the balance sheet date. In each of the three years ended December 31, 2005, 2004 and 2003, substantially all of our income in Ireland was exempt from taxation by virtue of relief granted on income derived from patents or due to tax losses incurred. The total tax provision of $1.0 million and tax benefit of $1.7 million for 2005 and 2004, respectively, reflect tax at standard rates in the jurisdictions in which we operate, income derived from Irish patents, foreign withholding tax and the availability of tax losses.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The deferred tax provision of $0.1 million for 2005 (2004: $Nil) relates to U.S. State deferred tax arising on temporary differences in certain State jurisdictions.

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

For the years ended December 31, a reconciliation of the expected tax expense/(benefit) on continuing operations (computed by applying the standard Irish tax rate to (losses)/profits before tax) to the actual tax expense/(benefit) is as follows (in millions):

	2005	2004	2003

Irish standard tax rate	12.5%	12.5%	12.5%
Taxes at the Irish standard rate	$(47.9)	$(51.9)	$(62.2)
Irish income at reduced rates	(7.5)	(10.4)	(6.9)
Foreign income at rates other than the Irish standard rate	(53.8)	(44.3)	(82.5)
Losses creating no tax benefit	110.2	104.7	127.3
Share of investments accounted for under the equity method (including elimination of revenue)	—	0.2	1.5

Income tax expense/(benefit)	$1.0	$(1.7)	$(22.8)

For the years ended December 31, the distribution of income/(loss) from continuing operations before provision for income taxes by geographical area was as follows (in millions):

	2005	2004	2003

Loss from continuing operations before provision for income taxes:
Ireland	$(495.8)	$(579.2)	$(677.6)
Foreign	112.6	163.8	180.2

Loss from continuing operations before provision for income taxes	$(383.2)	$(415.4)	$(497.4)

Deferred Taxation

The deferred taxation provision is calculated in accordance with the requirements of SFAS No. 109, “Accounting for Income Taxes,” (SFAS 109).

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The full potential amounts of deferred taxation comprised the following deferred tax assets and liabilities at December 31 (in millions):

	2005	2004

Deferred taxation liabilities:
Property, plant and equipment	$(14.7)	$(88.0)
Intangible asset on acquisition	(3.5)	(4.1)
Deferred interest	(0.1)	—

Total deferred taxation liabilities	$(18.3)	$(92.1)

Deferred taxation assets
Net operating losses	$405.2	$354.8
Deferred interest	151.6	139.8
Capitalized items	67.6	87.8
Tax credits	80.4	77.1
Reserves/provisions	28.3	21.0
Fixed assets	0.6	0.7
Other	3.4	1.8

Total deferred taxation assets	$737.1	$683.0

Valuation allowance	$(718.9)	$(590.9)
Deferred tax asset/(liability)	$(0.1)	$—

The valuation allowance recorded against the deferred tax assets as of December 31, 2005 was $718.9 million. The net change in the valuation allowance for 2005 was an increase of $128.0 million (2004: increase of $82.3 million; 2003: increase of $77.0 million).

We expect approximately $146.6 million of the valuation allowance at December 31, 2005 to be applied directly to contributed capital under U.S. GAAP when deferred tax assets associated with certain stock option exercises are recognized. We have adjusted our net operating losses to reflect the amounts expected to be allowed on a probable basis. In 2005, we have credited $0.6 million (2004: $2.7 million; 2003: $Nil) to shareholders’ equity to reflect recognition of United States state tax and U.K. corporation tax benefits from the utilization of stock option deductions.

The gross amount of unused tax loss carryforwards with their expiration dates is as follows:

	At December 31, 2005
		U.S.	U.S.
	Ireland	State	Federal	Rest of World	Total

One year	$—	$5.6	$—	$—	$5.6
Two years	—	2.2	—	—	2.2
Three years	—	2.6	—	—	2.6
Four years	—	3.6	17.3	—	20.9
Five years	—	8.5	73.1	—	81.6
More than five years	1,514.1	231.5	468.6	17.4	2,231.6

Total	$1,514.1	$254.0	$559.0	$17.4	$2,344.5

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	At December 31, 2004
		U.S.	U.S.
	Ireland	State	Federal	Rest of World	Total

One year	$—	$0.5	$—	$—	$0.5
Two years	—	5.6	—	—	5.6
Three years	—	2.2	—	—	2.2
Four years	—	2.6	—	—	2.6
Five years	—	—	17.3	—	17.3
More than five years	1,269.4	208.9	486.6	33.6	1,998.5

Total	$1,269.4	$219.8	$503.9	$33.6	$2,026.7

At December 31, 2005, certain U.S. subsidiaries had net operating loss carryovers for federal income tax purposes of approximately $559.0 million and for state income tax purposes of approximately $254.0 million. The federal net operating losses expire from 2009 to 2025. The state net operating losses expire from 2006 to 2025, with $141.2 million of the state net operating losses expiring in 2013 to 2015. In addition, at December 31, 2005, certain U.S. subsidiaries had federal research and orphan drug credit carryovers of $57.8 million, which expire from 2007 through 2022 and state credit carryovers of $34.5 million, mostly research credits, of which $34.2 million can be carried to subsequent tax years indefinitely, and $0.3 million which expire from 2009 to 2011. We may have had “changes in ownership” as described in the U.S. Internal Revenue Code Section 382 in 2005. Consequently, utilization of federal and state net operating losses and credits may be subject to certain annual limitations.

At December 31, 2005, certain of our non-U.S. subsidiaries had net operating loss carryovers for income tax purposes of $1,531.5 million. Approximately $1,514.1 million of these losses arose in Ireland and can be carried forward indefinitely but are limited to the same trade/trades. The remaining loss carryovers have arisen in the United Kingdom and The Netherlands. These remaining loss carryovers can be carried forward indefinitely, subject to local rules.

No taxes have been provided for the unremitted and untaxed earnings of our overseas subsidiaries as these are considered permanently employed in the business of these companies. Cumulative unremitted earnings of overseas subsidiaries and related undertakings totalled approximately $1,516.9 million at December 31, 2005. Unremitted earnings may be liable to overseas taxes or Irish taxation if they were to be distributed as dividends. It is impracticable to determine at this time the potential amount of additional tax due upon remittance of such earnings.

18.	Leases

We lease certain of our facilities under noncancelable operating lease agreements that expire at various dates through 2016. The major components of our operating leases are as described below.

In August 1998, we entered into an agreement for the lease of four buildings located in South San Francisco, California. These buildings are utilized for R&D, administration and other corporate functions. The lease period expires in December 2012. Thereafter, we have an option to renew for two additional five-year periods.

In August 1996 and August 2000, we entered into lease agreements for our R&D facility located in King of Prussia, Pennsylvania. During 2005, the lease agreements were extended, with expiration dates of May 2009 and April 2011, respectively. The lease agreement that expires in May 2009 includes an option to renew for an additional three-year period.

In January 2004, we entered into a lease agreement for our R&D, sales and administrative facility at Lusk Campus, San Diego, California. We recently extended the lease on part of this campus through January 2012. The lease on the remaining part of the facility will expire in January 2007.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In September 2004, we entered into a lease agreement for our new corporate headquarters located in the Treasury Building, Dublin, Ireland. This lease expires in July 2014, with an option to renew for two additional ten-year periods. The agreement provides us with an option to cancel five years from the commencement date. The cancellation will require a nine-month written notice and will include a penalty equal to six months of rent payments.

We recorded rental expense under operating leases of $23.4 million in 2005 (2004: $23.9 million; 2003: $18.7 million), net of sublease income of $0.1 million in 2005 (2004: $0.8 million; 2003: $0.5 million). As of December 31, 2005, our future minimum rental commitments for operating leases with non-cancelable terms in excess of one year are as follows (in millions):

Due in:
2006	$18.0
2007	14.1
2008	16.2
2009	20.9
2010	20.0
2011 and thereafter	49.7

Total	$138.9

As of December 31, 2005, we had obligations under capital leases for plant and equipment as follows (in millions):

2006	$5.5
2007	2.8
2008 and thereafter	—

Total gross payments	$8.3

Less: finance charges included above	$(0.3)

Total net capital lease obligations	$8.0

The net book value of assets held under capital leases at December 31, 2005 amounted to $48.9 million (2004: $60.1 million) and related depreciation for the period amounted to $10.7 million (2004: $12.8 million; 2003: $11.4 million).

In prior years, we disposed of plant and equipment and subsequently leased them back and also entered into an arrangement with a third party bank, the substance of which allows us a legal right to require a net settlement of our obligations under the leases. The cash and borrowings relating to the previous sale and leaseback transactions have been offset in the Consolidated Financial Statements in the amount of $51.8 million at December 31, 2005 (2004: $64.3 million).

19.	Other Significant Net Charges

The principal items classified as other significant charges/(gains) include severance, relocation and exit costs, litigation settlement receipts, and losses incurred from litigation or regulatory actions including shareholder class action litigation and the SEC investigation.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other significant net charges for the years ended December 31 consisted of (in millions):

	2005	2004	2003

(A) Pfizer litigation settlement, shareholder litigation, and SEC investigation	$(7.4)	$56.0	$10.7
(B) Severance, relocation and exit costs	14.4	3.0	29.7
(C) Purchase of royalty rights	—	—	297.6
(D) Asset impairments	—	—	32.6
(E) EPIL II/III waiver fee	—	—	16.8
Other	(2.6)	0.8	15.8

Total other significant net charges	$4.4	$59.8	$403.2

(A) Pfizer litigation settlement, shareholder litigation, and SEC investigation

During 2005, we recorded a net gain of $7.4 million relating primarily to the Pfizer Inc. (Pfizer) litigation settlement in which we received a payment of $7.0 million. The nature of this action and its settlement is described in Note 25.

The $56.0 million charge recorded in 2004 arose primarily as a result of a $55.0 million provision made in relation to settlement of the SEC investigation and the related shareholder class action lawsuit. We and certain of our former and current officers and directors were named as defendants in a class action filed in early 2002 alleging that our financial statements were not prepared in accordance with GAAP, and that the defendants disseminated materially false and misleading information concerning our business and financial results. We agreed to settle the action in October 2004 and the settlement was formally approved by the U.S. District Court for the Southern District of New York in February 2005. The terms of the class action settlement received final court approval in April 2005. Under the class action settlement, all claims against us and the other named defendants were dismissed with no admission or finding of wrongdoing on the part of any defendant. The principal terms of the settlement provided for an aggregate cash payment to class members of $75.0 million, out of which the court awarded attorneys’ fees to plaintiffs’ counsel, and $35.0 million was paid by our insurance carrier.

We were also the subject of an investigation by the SEC’s Division of Enforcement regarding matters similar to those alleged in the class action. We provisionally settled the investigation in October 2004 and the SEC formally approved the settlement in February 2005. Under the settlement agreement reached with the SEC, we neither admitted nor denied the allegations contained in the SEC’s civil complaint, which included allegations of violations of certain provisions of the federal securities laws. The settlement contains a final judgment restraining and enjoining us from future violations of these provisions. In addition, under the final judgment, we paid a civil penalty of $15.0 million. In connection with the settlement, we were not required to restate or adjust any of our historical financial results or information.

The expense incurred in 2003 relates to legal expenses incurred on the SEC investigation and shareholder class action lawsuit.

For additional information on litigation we are involved in, please refer to Note 25.

(B) Severance, relocation and exit costs

During 2005, we incurred severance, relocation and exit costs of $14.4 million arising from the realignment of our resources to meet our current business structure. These expenses arose from a reduction in the scope of our activities, termination of certain operating leases and a reduction in employee headcount.

During 2004, we incurred severance, relocation and exit costs arising from the implementation of our recovery plan of $3.0 million (2003: $29.7 million). The recovery plan, which commenced in July 2002 and was completed in

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

February 2004, involved the restructuring of our businesses, assets and balance sheet. These expenses arose from a reduction in the scope of our activities and a reduction in employee headcount.

(C) Purchase of royalty rights

During 2003, we repurchased royalty rights related to certain of our current and former products from Pharma Marketing. Please refer to Note 30 for additional information.

(D) Asset impairments and write-off

As part of our completed recovery plan, we had identified a range of businesses and products that we intended to sell in the near term. In many cases, we had received indicative offers for these assets and wrote-down the assets to their fair value. In other cases, the impairment arose because of changes to the forecasted profitability of these assets. The impairments of $32.6 million in 2003 related principally to our European sales and marketing business (sold to Zeneus Pharma Ltd. (Zeneus) in February 2004), a manufacturing and R&D business based in Switzerland (sold in February 2004), and to certain R&D technology platforms that we ceased using.

(E) EPIL II/III waiver fee

In November 2003, we successfully completed a private offering of $460.0 million in aggregate principal amount of 6.5% Convertible Notes and gross proceeds of $173.2 million from the sale of 35 million Ordinary Shares. In connection with this offering, we paid a waiver fee of $16.8 million to the holders of the EPIL II and EPIL III notes.

Restructuring and other charges accrual

In the early months of 2002, we suffered a number of setbacks in rapid succession, including the cessation of dosing in a Phase IIA clinical trial of AN-1792, an experimental immunotherapeutic that was under development for the treatment of Alzheimer’s disease, the announcement of a profit warning and an investigation by the SEC. These disappointments ultimately led to a loss of confidence in Elan. To address these issues, we announced a recovery plan in July 2002 to restructure our business, assets and balance sheet in order to enable us to meet our financial commitments. We incurred charges of $3.8 million in 2004 and $451.2 million in 2003 related to the recovery plan, which was completed in February 2004.

During 2005, we realigned our resources to support our current business structure and to focus on our core projects. As a result of the realignment in 2005, in accordance with SFAS 146, we incurred charges of $14.4 million relating to severance, relocation and exit costs. Included in 2005 other significant net charges were net gains of $10.0 million relating principally to a litigation settlement with Pfizer.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes activities related to the restructuring and other charges rollforward of the related accruals (in millions):

			Pharma Marketing	Other Exit
	Facilities	Severance	Royalty Rights	Costs	Asset Impairments	Total

Balance at December 31, 2002	$19.7	$17.3	$—	$—	$—	$37.0
Restructuring and other charges(1)	12.7	34.5	297.6	34.8	71.6	451.2
Cash payments	(6.6)	(34.2)	(297.6)	(34.8)	—	(373.2)
Non-cash charges	(4.7)	—	—	—	(71.6)	(76.3)

Balance at December 31, 2003	$21.1	$17.6	$—	$—	$—	$38.7

Restructuring and other charges	0.8	3.0	—	—	—	3.8
Cash payments	(4.7)	(19.3)	—	—	—	(24.0)
Non-cash charges	(0.5)	—	—	—	—	(0.5)

Balance at December 31, 2004	$16.7	$1.3	$—	$—	$—	$18.0

Restructuring and other charges	0.5	11.5	—	2.4	—	14.4
Reversal of prior year accrual	(1.7)	(0.9)	—	—	—	(2.6)
Cash payments	(2.9)	(6.1)	—	—	—	(9.0)
Non-cash charges	—	—	—	(1.9)	—	(1.9)

Balance at December 31, 2005	$12.6	$5.8	$—	$0.5	$—	$18.9

(1)	The total restructuring and other charges of $451.2 million in 2003 includes $58.7 million related to the costs associated with exit or disposal activity that involved discontinued operations, and such charges were included in the results of discontinued operations. The remaining charges of $392.5 million are included in other significant net charges. Costs incurred related to the shareholder litigation and SEC investigation did not relate to the restructuring and other activities under the recovery plan and so have been excluded from the table above.

20.	Discontinued Operations, Sales of Businesses and Held for Sale Assets

Discontinued Operations

A discontinued operation is a component of an entity whose operations and cash flows have been or will be eliminated from the ongoing operations of the entity, and with respect to which the entity will not have any significant continuing involvement in the operations of the component after its disposal.

We have recorded the results and gains or losses on the divestment of our discontinued operations including Frova, Myobloctm (botulinum toxin type B), the Pain Portfolio, Actiqtm (oral transmucosal fetanyl citrate), Abelcettm (amphotericin B lipid complex) United States/Canada, the dermatology portfolio of products, Athena Diagnostics, Elan Diagnostics, drug delivery businesses, Myambutoltm (ethambutal hydrochloride) and various other smaller operations within discontinued operations in the income statement, because we sold or discontinued those operations and we do not have a significant continuing involvement in the operations of these components.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended December 31, 2005, 2004 and 2003, the components of the results of discontinued operations, which are presented as a separate line item in our Consolidated Statement of Operations, is set out below (in millions):

	2005	2004		2003

Product revenue	$—	$23.6		$174.6
Contract revenue	—	5.1		0.6

Total revenue	—	28.7		175.2

Operating expenses:
Cost of sales	—	13.3		93.7
Selling, general and administrative expenses	0.3	4.5		50.5
Research and development expenses	(0.4)	3.3		23.5
Net gain on divestment of businesses	(0.5)	(11.5	)(1)	(22.9	)(2)
Recovery plan and other significant items	—	—		58.4	(3)

Total operating expenses	(0.6)	9.6		203.2

Operating profit/(loss)	0.6	19.1		(28.0)
Net investment losses	—	0.1		2.7

Net income/(loss) from discontinued operations before tax	0.6	19.0		(30.7)
Provision for income taxes	—	—		0.8

Net income/(loss) from discontinued operations (net of tax)	$0.6	$19.0		$(31.5)

(1)	Principally relates to a gain of $7.9 million on the sale of our rights to Frova to Vernalis plc and a gain of $3.9 million on the sale of Myobloc to Solstice Neurosciences LLC.

(2)	Principally relates to a gain of $36.7 million on the sale of the Pain Portfolio to aaiPharma Inc.

(3)	Principally due to an impairment charge of $43.6 million related to Myobloc.

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

For the years ended December 31, 2005, 2004 and 2003, the net gain/(loss) from the disposal of businesses is presented below (in millions):

	2005	2004	2003

Zonegran	$85.6	$42.9	$—
European business	17.1	(2.9)	—
Primary care franchise (Skelaxin and Sonata)	—	—	264.4
Other	0.7	4.2	3.4

Total gain on sale of businesses	$103.4	$44.2	$267.8

We did not dispose of any businesses in 2005. The net gain in 2005 resulted from receipts of deferred contingent consideration related to prior year disposals, as described below.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In April 2004, we completed the sale of our interests in Zonegran in North America and Europe to Eisai for a net total consideration of $113.5 million at closing. We were also entitled to receive additional consideration of up to $110.0 million from Eisai through January 1, 2006, primarily contingent on the date of generic Zonegran approval. We received $85.0 million of this contingent consideration prior to the genericization of Zonegran in December 2005. Consequently, the total net proceeds received from the sale of Zonegran amounted to $198.5 million and resulted in a cumulative net gain of $128.5 million, of which $85.6 million was recognized in 2005 and $42.9 million in 2004.

In February 2004, we sold our European sales and marketing business to Zeneus for net cash proceeds of $93.2 million, resulting in a loss of $2.9 million. We received an additional $6.0 million in February 2005, which was accrued at December 31, 2004, and $15.0 million in December 2005 of contingent consideration, which resulted in a net gain of $17.1 million in 2005 after the release of contingent liabilities of $2.1 million, which were not required ultimately. We will not receive any further consideration in respect of this disposal.

In 2003, a net gain of $264.4 million was recognized on the divestment of the primary care franchise to King Pharmaceuticals, Inc. (King) (principally our rights to Sonatatm (zaleplon) and Skelaxintm (metaxalone)). In June 2003, King paid gross consideration on closing of $749.8 million, which included the transfer to King of Sonata and Skelaxin inventory with a value of approximately $40.0 million and obligations related to Sonata of $218.8 million that were assumed by King. In addition, in January 2004, we received an additional $25.0 million payment, which was contingent on the ongoing patent exclusivity of Skelaxin through December 31, 2003. The amount was included in the gain recorded in 2003 as the contingency was resolved by December 31, 2003.

Held for Sale Assets and Liabilities

On March 20, 2006, we completed the sale of the European rights to Prialt to Eisai, which is included in our Biopharmaceuticals segment, while retaining the product rights in the United States. In accordance with SFAS 144, we reclassified the related assets (intangible assets, inventory, and prepayments) as held for sale to present them separately on the Consolidated Balance Sheet.

21.	Share Capital

Share capital at December 31, 2005 and 2004 was as follows:

Authorized Share Capital	No. of Ordinary Shares

Ordinary Shares (par value 5 Euro cent)	600,000,000
Executive Shares (par value 1.25 Euro)(the Executive Shares)	1,000
“B” Executive Shares (par value 5 Euro cent)(the “B” Executive Shares)	25,000

	At December 31, 2005		At December 31, 2004
Issued and Fully Paid Share Capital	Number	$000s	Number	$000s

Ordinary Shares	428,832,534	24,661	395,072,974	22,574
Executive Shares	1,000	2	1,000	2
“B” Executive Shares	21,375	2	21,375	2

The Executive Shares do not confer on the holders thereof the right to receive notice of, attend or vote at any of our meetings, or the right to be paid a dividend out of our profits, except for such dividends as the directors may from time to time determine.

The “B” Executive Shares confer on the holders thereof the same voting rights as the holders of Ordinary Shares. The “B” Executive Shares do not confer on the holders thereof the right to be paid a dividend out of our profits except for such dividends as the directors may from time to time determine.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At the Annual General Meeting in May 1999, we were authorized to repurchase up to 15% of the issued share capital on that date. During the remainder of the year ended December 31, 1999, we purchased 621,500 Ordinary Shares of Elan at a cost of $17.4 million and these are currently held in treasury stock. In 2000, we terminated our share repurchase program.

22.	Accumulated Other Comprehensive Income/(Loss)

The components of accumulated other comprehensive income/(loss), net of $Nil taxes, were as follows (in millions):

	2005	2004

Net unrealized gains on available-for-sale securities	$(0.3)	$20.9
Currency translation adjustments	(15.6)	(12.8)
Minimum pension liability adjustment	(10.7)	—

Accumulated other comprehensive income/(loss)	$(26.6)	$8.1

23.	Pension and Other Employee Benefit Plans

Pension

The pension costs of the Irish retirement plans have been presented in the following tables in accordance with the requirements of SFAS 132. We fund the pensions of certain employees based in Ireland through two defined benefit plans. In general, on retirement, eligible employees are entitled to a pension calculated at 1/60th of their final salary for each year of service, subject to a maximum of 40 years. These plans are managed externally and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary. The investments of the plans at December 31, 2005 consisted of units held in independently administered funds. The change in benefit obligation was (in millions):

	2005	2004

Projected benefit obligation at January 1	$49.4	$37.6
Service cost	2.0	2.4
Interest cost	2.0	1.9
Plan participants’ contributions	1.5	1.3
Actuarial loss	11.1	2.6
Benefits paid	(0.7)	(0.2)
Foreign currency exchange rate changes	(7.4)	3.8

Projected benefit obligation at December 31	$57.9	$49.4

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The changes in plan assets at December 31 were (in millions):

	2005	2004

Fair value of plan assets at beginning of year	$44.7	$34.5
Actual return on plan assets	8.2	3.2
Employer contribution	2.3	2.6
Plan participants’ contributions	1.5	1.3
Benefits paid	(0.7)	(0.2)
Foreign currency exchange rate changes	(6.6)	3.3

Fair value of plan assets at end of year	$49.4	$44.7

Benefit obligation — excess of plan benefit obligations over plan assets	$(8.5)	$(4.7)
Unrecognized net actuarial loss	18.4	15.5
Unamortized prior service cost	0.9	1.1

Net amount recognized	$10.8	$11.9

Amounts recognized in the Consolidated Balance Sheet (in millions):

	2005	2004

Prepaid pension cost	$10.8	$11.9
Additional liability	(11.6)	—
Intangible asset	0.9	—
Accumulated other comprehensive income	10.7	—

Net amount recognized	$10.8	$11.9

The net periodic pension cost was comprised of the following (in millions):

	2005	2004	2003

Service cost	$2.0	$2.4	$2.1
Interest cost	2.0	1.9	1.6
Expected return on plan assets	(2.7)	(2.4)	(2.1)
Amortization of net loss	0.5	0.5	0.6
Amortization of prior service cost	0.2	0.1	0.1

Net periodic pension cost	$2.0	$2.5	$2.3

Weighted average assumptions used to determine net periodic pension cost and benefit obligation at December 31 were:

	2005	2004

Discount rate	4.0%	4.5%
Expected return on plan assets	6.1%	6.4%
Rate of compensation increase	3.3%	3.8%

Since no significant market exists for AA rated corporate bonds in Ireland, the discount rate of 4.0% was determined based on the iBoxx Corporate Bond Index for corporate bonds with durations of 10 years or more, which is the closest available source that matches the expected benefit obligations for our plans.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The expected long-term rate of return on assets of 6.1% was calculated based on the assumptions of the following returns for each asset class: Equities 7.0%; Property 6.0%; Government Bonds 4.0%; and Cash 2.0%. The fixed interest yield at December 31, 2005 was 4.0%; hence the assumed return on bonds is 4.0%. Returns for the other asset classes are set by reference to the fixed interest yield plus a risk premium. For equities the risk premium is 3.0% and for property the premium is 2.0%.

The weighted average asset allocations at December 31 by asset category were:

	2005	2004

Equity	73.9%	73.5%
Bonds	12.6%	14.6%
Property	3.6%	5.5%
Cash and other	9.9%	6.4%

Total	100.0%	100.0%

Our pension plan assets are invested in two managed unit trusts. Our key objective is to achieve long-term capital growth by investing primarily in a range of Eurozone and international equities, bonds, property and cash.

The investment mix is biased towards equities, with a diversified domestic and international portfolio of shares listed and traded on recognized Exchanges.

The long-term asset allocation ranges of the trusts are as follows:

Equities	60% - 80%
Bonds	10% - 40%
Property	0% - 10%
Cash	0% - 10%

The accumulated benefit obligation for all defined benefit pension plans was $50.2 million at December 31, 2005 (2004: $42.0 million).

At December 31, 2005, the expected future cash benefits per year to be paid in respect of the plans for the period of 2006-2010 are collectively less than $0.1 million. The expected cash benefits to be paid in the period of 2011-2015 is approximately $1.3 million. We expect to contribute approximately $2.9 million to our defined benefit plans in 2006.

The expected benefits to be paid are based on the same assumptions used to measure our benefit obligation at December 31, 2005, including the estimated future employee service.

We recognized a $10.7 million charge to OCI in 2005 in respect of the shortfall between the unfunded accumulated benefit obligation less the unrecognized prior service cost and the prepaid benefit cost. There was no such shortfall in the plans at December 31, 2004.

In addition, we operate a number of defined contribution retirement plans, primarily for employees outside of Ireland. The costs of these plans are charged to the income statement in the period they are incurred. The costs of the defined contribution plans were $6.2 million, $5.6 million and $9.2 million for 2005, 2004 and 2003, respectively.

Stock Options and Warrants

Stock options have been granted to directors, employees, and consultants. Options are granted at the price equal to the market value at the date of grant and will expire on a date not later than ten years after their grant. Options generally vest between one and four years from the date of grant.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the number of options outstanding and available to grant as of December 31:

	Outstanding		Available to Grant
	2005	2004	2005	2004

1996 Plan	9,074,691	8,784,892	2,700,833	3,256,142
1998 Plan	1,713,919	4,246,395	—	—
1999 Plan	15,391,748	27,012,432	9,248,788	2,671,459
Segix Plan	—	319,670	—	—
Consultant Plan	425,000	425,000	—	—

Total	26,605,358	40,788,389	11,949,621	5,927,601

We also have granted options and warrants for acquisitions, a development and license agreement and a service agreement. As a result of the acquisition of Athena Neurosciences on July 1, 1996, options and warrants granted by Athena Neurosciences prior to the acquisition date vested and were converted into options and warrants to acquire 6,346,424 Ordinary Shares. As a result of the acquisition of Neurex on August 14, 1998, options and warrants granted by Neurex were converted into a total of 3,011,702 options to acquire Ordinary Shares. As a result of the acquisition of Liposome on May 12, 2000, options and warrants granted by Liposome were converted into a total of 1,875,260 options to acquire Ordinary Shares. As a result of the acquisition of Dura on November  9, 2000, options and warrants granted by Dura vested and were converted into options and warrants to acquire 5,513,457 Ordinary Shares. The following table summarizes the number of acquisition related options outstanding as of December 31:

	2005	2004

Athena Neurosciences	58,216	120,996
Neurex	11,090	66,370
Liposome	115,010	125,147
Dura	56,019	63,171

Total	240,335	375,684

In connection with acquisition of all the assets and liabilities of NanoSystems, we granted 750,000 warrants to purchase 1,500,000 Ordinary Shares. These warrants are exercisable at $45.00 per share from February 1, 1999 to October 1, 2006 and were unexercised as of December 31, 2005 and 2004.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The stock options and warrants outstanding and exercisable are summarized as follows:

	Options		Warrants
	Shares	WAEP*	Shares	WAEP*

Outstanding at December 31, 2002	53,021,243	$22.28	5,068,944	$38.64
Exercised	(764,944)	2.39	—	—
Granted	5,956,098	4.47	—	—
Expired and forfeited	(8,912,008)	24.54	(2,494,498)	32.51

Outstanding at December 31, 2003	49,300,389	20.03	2,574,446	39.20
Exercised	(8,879,018)	7.83	(12)	26.72
Granted	5,767,595	19.70	—	—
Expired and forfeited	(5,024,893)	31.34	—	—

Outstanding at December 31, 2004	41,164,073	21.24	2,574,434	39.20
Exercised	(5,449,502)	4.43	—	—
Granted	4,789,360	10.28	—	—
Expired and forfeited	(13,658,238)	32.08	(689,434)	26.72

Outstanding at December 31, 2005	26,845,693	$17.19	1,885,000	$43.77
Exercisable at December 31, 2005	17,276,190	$19.05	1,885,000	$43.77

*	Weighted average exercise price

At December 31, 2005, the range of exercise prices and weighted average remaining contractual life of outstanding and exercisable options were as follows:

			Weighted
			Average
			Remaining
Number			Contractual	Number
Outstanding	WAEP	Range	Life (Years)	Exercisable	WAEP

11,155,051	$4.28	$1.93 - $10.00	7.6	7,412,020	$3.12
8,093,717	$16.11	$10.01 - $25.00	6.7	3,574,246	$16.01
5,274,704	$30.71	$25.01 - $40.00	4.7	3,967,703	$32.15
2,322,221	$52.20	$40.01 - $58.60	5.0	2,322,221	$52.20

26,845,693	$17.19	$1.93 - $58.60	6.5	17,276,190	$19.05

Employee Equity Purchase Plans

In June 2004, our shareholders approved a qualified Employee Equity Purchase Plan (U.S. Purchase Plan), under Sections 421 and 423 of the Internal Revenue Code (IRC), which became effective on January 1, 2005 for eligible employees based in the United States. The plan allows eligible employees to purchase common stock at 85% of the lower of the fair market value at the start of the offering period or the fair market value on the last trading day of the offering period. Purchases are limited to $25,000 per calendar year, 1,000 shares per offering period, and subject to certain IRC restrictions.

The board of directors approved the Irish Sharesave Option Scheme 2004 and U.K. Sharesave Option Plan 2004, effective January 1, 2005, for employees based in Ireland and the United Kingdom, respectively (the Irish/U.K. Sharesave Plans). In total, 1,500,000 shares were reserved for issuance under the Irish/U.K. Sharesave Plans and U.S. Purchase Plan combined. The Irish/U.K. Sharesave Plans allow eligible employees to purchase at no lower than 85% of the fair market value at the start of the thirty-six month saving period. The plan allows eligible

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

employees to save up to 320 Euro per month under the Irish Scheme or 250 pounds Sterling under the U.K. Plan and they may purchase shares anytime within six months after the end of the saving period.

In 2005, 542,429 shares were issued under the U.S. Purchase Plan (2004: Nil) and as of December 31, 2005, 957,571 shares (2004: 1,500,000 shares) were reserved for future issuance under the U.S. Purchase Plan and Irish/U.K. Sharesave Plans.

Employee Savings and Retirement Plan 401(K)

We maintain a 401(k) retirement savings plan for our employees based in the United States. Participants in the 401(k) plan may contribute up to 20% of their annual compensation, limited by the maximum amount allowed by the Internal Revenue Code. We match 3% of each participating employee’s annual compensation on a quarterly basis and may contribute discretionary matching up to another 3% of the employee’s annual compensation on an annual basis. Our matching contributions are vested immediately. For the year ended December 31, 2005, we recorded $5.8 million (2004: $5.1 million; 2003: $7.5 million), of expense in connection with the matching contributions under the 401(k) plan.

24.	Commitments and Contingencies

As of December 31, 2005, the directors had authorized capital commitments for the purchase of property, plant and equipment of $7.1 million (2004: $15.9 million).

At December 31, 2005, we had commitments to invest $2.4 million (2004: $3.2 million) in healthcare managed funds.

25.	Litigation

We are involved in various legal and administrative proceedings, relating to securities and Tysabri matters, patent matters, antitrust matters and other matters. The most significant of these matters are described below.

We develop our estimates of legal contingencies in consultation with outside counsel handling our defense in these matters using the current facts and circumstances known to us. The factors that we consider in developing our legal contingency accrual include the merits and jurisdiction of the litigation, the nature and number of other similar current and past litigation cases, the nature of the product and current assessment of the science subject to the litigation, and the likelihood of settlement and current state of settlement discussions, if any. We do not believe that it is feasible to predict or determine the outcomes of the pending actions, investigations and proceedings described below and any possible effect on our business or to reasonably estimate the amounts of minimum losses or potential range of losses, if any, except when specifically stated. The costs and other effects of pending or future litigation, governmental investigations, legal and administrative cases and proceedings, settlements, judgments and claims, and changes in those matters (including the matters described below) and developments or assertions by or against us relating to intellectual property, could have a material adverse effect on us.

Securities and Tysabri matters

Commencing in January 1999, several class actions were filed in the U.S. District Court for the Southern District of California against Dura Pharmaceuticals, Inc. (Dura or defendant), one of our subsidiaries, and various then current or former officers of Dura. The actions, which allege violations of the U.S. federal securities laws, were consolidated and sought damages on behalf of a class of shareholders who purchased Dura common stock during a defined period. In July 2000, the district court issued an order granting the defendants’ motion to dismiss the complaint without prejudice on the basis that it failed to state an actionable claim. In November 2001, the district court granted Dura’s motion to dismiss with prejudice and judgment was entered in Dura’s favor. In December 2001, plaintiffs filed an appeal of the judgment with the Ninth Circuit Court of Appeals. Oral argument was held on

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

February 4, 2003. On August 5, 2003, the Ninth Circuit issued its opinion, reversing the lower court’s prior dismissal. A timely petition for rehearing en banc was filed, but was denied by the Ninth Circuit on September  29, 2003. Thereafter, we petitioned the U.S. Supreme Court for a writ of certiorari. On June 28, 2004, the U.S. Supreme Court granted certiorari. The matter was argued before the U.S. Supreme Court on January 12, 2005 and the U.S. Supreme Court ruled on April 19, 2005 in our favor and remanded the matter to the U.S. District Court. Plaintiffs, on August 26, 2005, filed an amended complaint seeking to cure their pleading problems. On October 10, 2005, the Company filed a motion to dismiss the lawsuit. The hearing on the Company’s motion took place on February 21, 2006 and the matter was taken under submission by the court. The matter remains pending.

We and some of our officers and directors have been named as defendants in putative class actions originally filed in the U.S. District Courts for the District of Massachusetts (on March 4 and 14, 2005) and the Southern District of New York (on March 15, 2005 and March 23, 2005) and the Superior Court of the State of California, County of San Diego (on March 22, 2005). The class action complaints allege claims under the U.S. federal securities laws and state laws and, in the actions originally filed in Massachusetts and New York, seek damages on behalf of a class of shareholders who purchased our stock prior to the announcement of the voluntary suspension of Tysabri. The action filed in California as a derivative action, purports to seek damages on our behalf. The complaints allege that we caused the release of materially false or misleading information regarding Tysabri. The complaints allege that class members were damaged when our stock price fell after we and Biogen Idec, Inc. (Biogen Idec) announced the voluntary suspension of the marketing and dosing of Tysabri in response to reports of serious adverse events involving clinical trial patients treated with Tysabri. The complaints seek damages, reimbursement of costs and other relief that the courts may deem just and proper. On August 4, 2005 the U.S. District Court for the Southern District of New York issued an order consolidating the New York actions. On or about August 29, 2005, the cases originally filed in Massachusetts were transferred to the Southern District of New York. Accordingly, all non-California securities proceedings are now pending in New York. In the California derivative action, we made a filing on August 8, 2005 demurring to the claims asserted in the complaint and moving to quash service of the complaint on certain of the named, out-of-state directors. Plaintiffs are currently taking jurisdictional discovery and will file their opposition papers once that process is completed. Thereafter, a hearing will be scheduled on our motions. We believe that the claims in the lawsuits are without merit and intend to defend against them vigorously.

On July 20, 2005, we were named as a defendant in a lawsuit filed in the Superior Court Department of the Trial Court of the County of Middlesex in Massachusetts. The lawsuit is a wrongful death action brought on behalf of the estate of a patient who took Tysabri and died from progressive multifocal leukoencephalopathy (PML). The complaint was amended on October 10, 2005 but incorrectly named certain Elan entities that are not related to the subject of this dispute. We subsequently entered into an agreement with plaintiff’s counsel whereby the plaintiffs named EPI as the only Elan defendant. A second amended complaint was filed and served on EPI on December 22, 2005. Biogen Idec and Elan subsequently filed answers on December 30, 2005. On January 26, 2006, Biogen Idec and Elan also served the plaintiffs with motions to dismiss based on forum non conveniens grounds which argue, among other things, that the dispute should be litigated in Colorado — i.e., the venue where the patient participated in the clinical trial that gives rise to her family’s wrongful death claims. In addition, the parties have agreed to hold settlement mediation discussions on April 3, 2006 in hopes of mutually resolving this matter. In the event that the parties are unable to resolve this matter through mediation, plaintiffs will have 15 days after the conclusion of the mediation to serve the defendants with responses to the two dismissal motions. Should the parties fail to resolve this matter through mediation, we intend to vigorously defend against the claims asserted.

In March 2005, we received a letter from the SEC stating that the SEC’s Division of Enforcement is conducting an informal inquiry into actions and securities trading relating to Tysabri events. The SEC’s inquiry primarily relates to events surrounding the February 28, 2005 announcement of the decision to voluntarily suspend the marketing and clinical dosing of Tysabri. We have provided materials to the SEC in connection with the inquiry, but have not received any additional requests for information or interviews relating to the inquiry.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Patent matters

In October 1998, we filed a patent infringement action in the U.S. District Court for the Southern District of Florida against Andrx Corporation (Andrx) alleging that, by its submission of an Abbreviated New Drug Application (ANDA) for a generic version of Naprelantm (naproxen sodium controlled-release), which submission included a paragraph IV certification, Andrx infringed our U.S. Patent No. 5,637,320 (the 320 patent). In March 2002, the court issued a decision finding the 320 patent invalid and dismissed the action. The court did not consider the issue of infringement. We subsequently appealed the decision to the U.S. Court of Appeals for the Federal Circuit (CAFC). On May 5, 2004, the CAFC reversed the district court’s invalidation of our patent. The case has now been remanded to the district court for consideration of the remaining issues. On July 12, 2004, the U.S. District Court in Florida held a status conference in the case, during which the court indicated that it was prepared to issue a final decision in the case. The court asked the parties to file briefs updating the law on all outstanding issues. The additional briefing materials requested by the court have been filed and the parties are awaiting the court’s final ruling. On September 7, 2005, the court held another status conference during which the court indicated that it hoped to have a final decision by the end of 2005. To date, however, no decision has been announced. We cannot predict with any certainty the likelihood of the ultimate outcome in this matter.

Eon Labs, Inc. (Eon) submitted to the FDA an ANDA for a generic equivalent of, what was then, our 400 mg Skelaxin product. The application included a paragraph IV certification pertaining to U.S. patent No. 6,407,128 (the 128 patent). Eon provided notice to EPI of its paragraph IV certification in November 2002, and we filed a patent infringement suit against Eon in the U.S. District Court for the Eastern District of New York on January 2, 2003. Eon filed its answer and counterclaim on January 23, 2003 and then filed an amended answer and counterclaim on February 19, 2003. We filed our reply to the counterclaim on March 7, 2003. Corepharma LLC (Corepharma) also has submitted to the FDA an ANDA for a generic equivalent of the 400 mg Skelaxin product, including a paragraph IV certification pertaining to the 128 patent. Corepharma provided notice of its paragraph IV certification in January 2003, and we filed a patent infringement suit against Corepharma in the U.S. District Court for the District of New Jersey on March 7, 2003. In May 2003, we agreed to transfer the Corepharma litigation to the U.S. District Court for the Eastern District of New York for consolidation with the Eon litigation. The rights under the patents at issue in the Eon and Corepharma litigations were subsequently sold and transferred to King. Accordingly, we are cooperating in the prosecution of these matters and are working together to substitute King as a plaintiff to the two actions. Discovery in this matter is still ongoing and no trial date has been set. However, the parties participated in court-ordered mediation in March 2005 aimed at resolving issues relating to both matters. The mediation efforts failed.

On December 17, 2004, King commenced a lawsuit in the U.S. District Court for the Eastern District of New York against Eon alleging patent infringement of the above-referenced 128 patent in connection with Eon’s November 2004 amended ANDA submission to the FDA seeking the approval to engage in the manufacture, use or sale of an 800 mg generic equivalent of the Skelaxin product. On January  10, 2005, Eon answered King’s complaint and counterclaimed against EPI. Eon’s counterclaims are similar to those asserted in the litigation described in the immediately preceding paragraph. Discovery relating to this matter has not yet commenced. Given the status of the proceedings and the fact that no discovery has taken place, we are unable to predict the likelihood of a successful outcome or any associated damages at this time. However, we believe that Eon’s claims are without merit and intend to vigorously defend against the claims.

On November 3, 2004, Classen Immunotherapies, Inc. (Classen) commenced a lawsuit against King, Elan Corporation, plc and EPI in the U.S. District Court for the District of Maryland alleging patent infringement of U.S. Patent No. 6,219, 674 (the 674 patent) and U.S. Patent No. 6,584,472 (the 472 patent). Classen asserts, inter alia, that King and the Elan defendants purportedly infringed claims of the 674 and 472 patents in connection with their manufacture, development and distribution of our former Skelaxin product. We have answered Classen’s complaint. A court ordered mediation was held on June  21, 2005, in which no progress was made toward resolution of this dispute. In addition, on July 22, 2005, we filed requests for re-examination of the 674 and 472 patents. On

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

August 19, 2005, we filed a motion to stay the proceedings until resolution of our request for re-examination. Classen filed an opposition to our motion, but this motion was subsequently denied by the court. On September 6, 2005, the United States Patent and Trademark Office (U.S. PTO) granted our re-examination requests and began the process of re-evaluating the two patents at issue. On December 23, 2005, we filed a motion for summary judgment and are currently awaiting a decision on our motion. Meanwhile, a pre-trial conference took place on February 22, 2006 and the court indicated that a trial for this matter will be scheduled in late 2006 or early 2007. We are currently unable to predict the likelihood of a successful outcome or any associated damages at this time. However, we believe that the Classen claims are without merit and intend to vigorously defend against the claims.

On June 17, 2004, Duke University (Duke) and Orexigen Therapeutics, Inc. (Orexigen) filed a lawsuit against Elan Corporation, plc, EPI, Eisai and former Elan employee, Julianne E. Jennings (collectively, the Elan and Eisai Defendants) involving a provisional patent application (the Patent Application) filed with the U.S. PTO that relates to the use of our former Zonegran product and the treatment of obesity. On April 27, 2004, we transferred all of our rights in the zonisamide product and the Patent Application to Eisai pursuant to an asset purchase agreement. Duke and Orexigen assert, inter alia, that the Patent Application fails to identify certain Duke employees as inventors or acknowledge Duke’s purported rights in the application. On August 13, 2004, we filed a motion to dismiss the claims and, in the alternative, to stay the proceedings. On January 30, 2006, the court issued an order granting Elan’s dismissal motion in part and staying the proceedings pending a decision on the subject patent applications by the U.S. PTO.

Antitrust matters

In March 2001, Andrx filed a complaint in the U.S. District Court for the Southern District of Florida alleging that we engaged in anti-competitive activities in an effort to prevent or delay the entry of a generic alternative to Naprelan. We filed a motion to dismiss the complaint and for judgment on the pleadings. In April 2003, the court granted our motion and dismissed Andrx’s complaint with prejudice and without leave to amend. In June 2003, the court reaffirmed its April decision, denying Andrx’s motion for reconsideration and for leave to amend its complaint. On July 14, 2003, Andrx filed a notice of appeal. A hearing on the appeal took place on June 29, 2004. On August 29, 2005, the appellate court upheld the lower court’s ruling, in part, but remanded the matter to the district court to address certain issues. This matter remains pending.

Indirect purchasers of Naprelan have filed three putative class actions in the U.S. District Court for the Eastern District of Pennsylvania against us and Skye Pharma, Inc. In September 2002, the cases were consolidated and in October 2002, a consolidated amended class action complaint was filed. The consolidated complaint alleges that we violated the antitrust laws by engaging in sham patent litigation and entering into an unlawful settlement agreement in an effort to prevent or delay the entry of a generic alternative to Naprelan. The damages claimed are unspecified. We have not yet answered or otherwise responded to the amended complaint. Other than preliminary document production, the litigation has been stayed and the case placed on the court’s suspense docket pending the outcome of further proceedings in the pending Andrx patent infringement litigation described above. On August 4, 2003 plaintiffs filed a motion to remove the litigation from the court’s suspension docket. The court subsequently denied plaintiffs’ motion and this matter remains on the court’s suspension docket.

In June 2002, we entered into a settlement with the U.S. Federal Trade Commission (FTC) resolving the FTC’s investigation of a licensing arrangement between us and Biovail Corporation (Biovail) relating to nifedipine, the generic version of the hypertension drug Adalat CC. The settlement is reflected in a consent order, which, by its terms, does not constitute an admission that any law has been violated, and does not provide for monetary fines or penalties. We continue to satisfy all of the terms of the consent order.

In 2002 and 2003, ten actions were filed in the U.S. District Courts (seven in the District of Columbia and three in the Southern District of New York) claiming that we (and others) have violated federal and state antitrust laws based on the licensing arrangement with Biovail relating to nifedipine. The complaints seek various forms of remedy, including damages and injunctive relief. The actions have been brought by putative classes of direct

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

purchasers, individual direct purchasers, and putative classes of indirect purchasers. On May 29, 2003, the Judicial Panel for Multidistrict Litigation coordinated and consolidated for pre-trial proceedings all pending cases in the U.S. District Court for the District of Columbia. Since consolidation of the matters, the Court has held several case management conferences to coordinate the early stages of the case. In accordance with one of the Court’s preliminary orders, plaintiffs filed amended complaints. We and co-defendant, Biovail, responded by filing an omnibus motion to dismiss in response to the amended complaints. Co-defendant,Teva, filed a joinder in certain parts of our motion. The Court completed a hearing on the motions on May 7, 2004 and took the matter under submission. On September 1, 2004, the Court issued a Memorandum Opinion and Order granting in part and denying in part the motions to dismiss. The Court held that none of the claims for injunctive relief had any basis and, accordingly, the Court lacked jurisdiction over the indirect purchaser federal and state claims.

Consequently, the Court granted the motion as it related to the putative class of indirect purchasers and dismissed that consolidated class complaint without prejudice. The Court also dismissed the claims for injunctive relief of the purported direct purchaser plaintiffs. The Court declined to dismiss the damage claims of the purported direct purchaser plaintiffs, ruling that it would be premature to do so without allowing discovery given the Court’s obligation to accept as true all allegations when tested on a motion to dismiss. The parties in the litigation have begun preliminary discovery. It should be noted that counsel for the putative indirect purchaser class have also commenced an action asserting the same or similar claims under California state law in California state court. Per the California state court’s request, the parties have developed a plan to coordinate discovery with the remaining federal cases. We believe that our conduct is lawful, but as these matters are in their early stages, we cannot predict the likelihood of any outcome.

In June 2001, we received a letter from the FTC stating that the FTC was conducting a non-public investigation to determine whether Brightstone Pharma, Inc. (Brightstone), Elan Corporation or others may have engaged in an effort to restrain trade by entering into an agreement that may restrict the ability of Brightstone or others to market a bioequivalent or generic version of Naprelan. In October 2001, our counsel met informally with FTC Staff to discuss the matter. No further communication from the FTC was received until December 2002, when we were served with a subpoena duces tecum from the FTC for the production of documents related to Naprelan. We have voluntarily provided documents and witness testimony in response to the subpoena and continue to cooperate with the FTC relating to this investigation.

Other matters

On June 27, 2002, BioPort filed suit against us in the Superior Court of the State of California alleging breach of certain collaboration and supply agreements relating to the development, manufacture and supply of botulinum toxin. In addition to claims for breach of contract, BioPort asserted claims for intentional interference with contractual relations, unfair business practices and unjust enrichment. The complaint sought a five percent royalty on net sales of Myobloc, payments allegedly owned under the collaboration agreement, a declaration that BioPort has an ownership interest in Myobloc, and other relief, including punitive damages. In June 2005 the parties settled this matter. As part of the settlement we paid BioPort $8.5 million in exchange for a full release.

On December 11, 2003, two of our subsidiaries, EPI and Neuralab, commenced American Arbitration Association (AAA) arbitration proceedings against Pfizer and Pharmacia and Upjohn Company (Pharmacia) in connection with certain alleged breaches relating to an Exclusive Mutual Beta Secretase Inhibitors Research, Development and Marketing Collaboration Agreement, dated July 28, 2000, originally between Pharmacia and Neuralab. As a result of these breaches and our subsequent termination of the collaboration agreement, we believed that we held an exclusive worldwide license to, among other things, all of Pfizer and Pharmacia’s interest in regulatory approvals, patents and know-how relating to the subject matter of the parties’ collaboration. On December 23, 2003, Pfizer and Pharmacia asked the New York State Supreme Court to stay our arbitration proceedings and the court subsequently issued a stay order on January 14, 2004. We appealed the stay order to the New York Supreme Court Appellate Division. On August 26, 2004, the New York Court Appellate Division

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

reversed the lower court’s decision and remanded the matter back to the lower court for further proceedings relating to whether our arbitration proceedings should be stayed.

On September 13, 2004, we commenced an action against Pfizer and Pharmacia in the California Superior Court. The complaint in this action asserted essentially the same breach of contract claim asserted in the AAA arbitration demand and also alleged claims for common-law monopolization, unfair competition and improper disclosure of trade secrets. In conjunction with the filing of the California lawsuit, we withdrew our arbitration demand. On September 23, 2004, Pfizer and Pharmacia commenced a New York state action against us for injunctive relief, declaratory relief and breach of contract. Immediately upon filing this action, Pfizer and Pharmacia asked the New York Supreme Court to stay our prosecution of the above-referenced California lawsuit. The New York state court subsequently issued an order temporarily staying us from taking any action in the above-referenced California lawsuit. In addition, the Court scheduled a February 14, 2005 evidentiary hearing on the applicability of certain dispute resolution provisions contained in the parties’ collaboration agreement. The February 14th hearing was temporarily taken off calendar to allow the parties to conduct settlement discussions.

In November 2005 the parties settled this matter. The settlement agreement provided, among other things, that Pfizer pay Elan $7.0 million and includes provisions relating to intellectual property rights and the development of target compounds arising from the collaboration.

On August 26, 2005, Elan and its subsidiary, Elan Pharma International Ltd., commenced mediation proceedings with the AAA against King in connection with a dispute involving Elan’s development of a modified release formulation of King’s Sonata drug product. Elan is seeking lost milestone payments, other direct damages and interest due in connection with the development and reformulation of Sonata based upon the terms and conditions set forth in a Reformulation Agreement entered into by the parties on June 12, 2003 (the Reformulation Agreement). The parties conducted a mediation on January 11, 2006 but the matter was not resolved. Accordingly, the dispute will proceed to binding arbitration pursuant to the terms of the Reformulation Agreement. The parties are currently in the process of selecting an arbitral panel. We expect that evidentiary hearings in the arbitration will be held this year and anticipate that a decision will be issued by the arbitral panel sometime in late 2006. Given the status of the proceedings, we are unable to predict the likely outcome at this time.

In January 2006, EPI received a letter and subpoena from the U.S. Department of Justice and the Department of Health and Human Services asking for documents and materials primarily related to marketing practices concerning our former Zonegran product. We sold our interests in Zonegran to Eisai in April 2004 and, consequently, have not been marketing or selling the product since the product’s divestiture. We intend to respond to the government’s subpoena and cooperate with its investigation.

26.	Related Parties

Antigenics

Antigenics is a biotechnology company whose chairman, Dr. Garo Armen, is also a director for Elan. We had invested a total of $14.9 million in Antigenics up to December 31, 2003. In February and March 2004, we disposed of all of our 1,098,937 common shares in Antigenics for $11.4 million.

Following the appointment of Dr. Armen as our chairman on July 9, 2002, we signed a memorandum of understanding with Antigenics in respect of costs incurred by either company in respect of work done for the other. The agreement provided that no profit margin should be charged on such costs. In 2005, the amount of such charges from Antigenics was approximately $Nil (2004: $0.1 million) and we did not make any payment to Antigenics for such charges in either 2005 or 2004.

On January 7, 2005, Mr. Armen stepped down as Chairman of Elan, but has continued to serve as a director.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Amarin/Mr. Thomas Lynch

Amarin Corporation, plc (Amarin) is a specialty pharmaceutical company focused on neurology and pain management. Thomas Lynch, a former employee and executive vice chairman, and John Groom, a former director of Elan, serve on Amarin’s board of directors. Mr. Lynch is non-executive chairman of Amarin.

In 2001, we entered into a distribution and option agreement with Amarin, whereby Amarin agreed to market and distribute Permaxtm (pergolide mesylate) in the United States, and Amarin was granted an option to acquire rights to the product from us. We subsequently provided a loan of $45.0 million to Amarin in 2001. Permax is used for the treatment of Parkinson’s disease. The terms of the distribution and option agreement and the loan agreement were subsequently amended in 2001 and 2003.

During 2001, we also granted Amarin a purchase option to acquire Zelapartm (selegiline). Zelapar is a fast melt formulation of selegiline for the treatment of Parkinson’s disease.

In February 2004, we further amended our contractual arrangements subject to the sale by Amarin of certain of its assets, including its rights to Zelapar and Permax, to Valeant Pharmaceuticals International (Valeant). On February 25, 2004, Amarin’s sale of assets to Valeant closed and the amendments became effective. The amendments required, in full settlement of all previous liabilities owed by Amarin to us and as a deemed exercise of Amarin’s option to acquire Zelapar, the payment by Amarin of $17.2 million to us and the issuance of a $5.0 million five-year 8% loan note and issued warrants to purchase 500,000 ordinary shares in Amarin to us. Under the agreements, we were also entitled to receive a $1.0 million milestone payment upon the successful completion of certain Zelapar safety studies. The milestone was received in December 2004. We are also entitled to receive from Valeant a revenue contingent milestone on Zelapar of $10.0 million if annual sales of Zelapar exceed $20.0 million, and royalties on future net sales by Valeant of 12.5% for Zelapar and 10% for Permax. As a consequence of these amendments, Amarin paid us $17.2 million in February 2004.

In February 2004, our share ownership in Amarin increased to approximately 28% on a fully diluted basis. Prior to September 30, 2004, we accounted for Amarin using the equity method based on our equity investment in Amarin. Amarin was a related party to us until this date. On September 30, 2004, we sold all of our remaining investments in Amarin (comprising the share ownership and $5.0 million loan note described above) for $6.5 million to Amarin Investment Holding Ltd., a company controlled by Mr. Thomas Lynch. We obtained an opinion from an internationally recognized investment bank that the consideration received for this transaction reflected fair value for these investments at the date of sale.

Net revenue earned from Amarin was $Nil million for 2005 (2004: $3.0 million; 2003: $0.3 million).

Mr. John Groom

Mr. John Groom, a former director of Elan, had a consultancy agreement with us. Effective July 1, 2003, the consultancy agreement was cancelled and we entered into a pension agreement of $0.2 million per year payable until May 16, 2008. Mr. Groom received $0.2 million per year under this pension agreement in 2005 and 2004. On May 26, 2005, Mr. Groom retired from the board of Elan.

Donal Geaney

On June 13, 2005, we agreed to settle an action taken in the Irish High Court by the late Donal Geaney, former Chairman of the Company who resigned on July  9, 2002. The action related to the agreement for the exercise of share options granted to Mr. Geaney during his employment with Elan. The settlement, with no admission of liability on the part of Elan, was for a sum of 3.5 million Euros ($4.4 million), plus an agreed sum of legal fees.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Dr. Lars Ekman

Dr. Ekman was appointed to our Board of Directors on May 26, 2005. Dr. Ekman had a forgivable loan from Elan which amounted to $240,000 at May 26, 2005. This loan was fully forgiven at the end of December 2005.

Dr. Garo Armen

In relation to Dr. Garo Armen’s retirement from the board, we have agreed to vest on his retirement 25,000 options that would otherwise have expired unvested on his retirement date, and have extended the exercise term of 50,000 options from ninety days to one year post-retirement.

27.	Development and Marketing Collaboration Agreement with Biogen Idec

In August 2000, we entered into a development and marketing collaboration agreement with Biogen Idec, successor to Biogen, Inc., to collaborate in the development and commercialization of Tysabri. Along with Biogen Idec, we are developing Tysabri for multiple sclerosis (MS) and Crohn’s disease, with Biogen Idec acting as the lead party for MS and Elan acting as the lead party for Crohn’s disease.

In November 2004, Tysabri received regulatory approval in the United States for the treatment of relapsing forms of MS. Biogen Idec paid us a $7.0 million approval-based milestone. The approval milestone payment, together with other milestone payments related to the collaboration agreement of $45.0 million, are recognized as revenue based on the percentage-of-completion method, which is based on the percentage of costs incurred to date compared to the total costs expected under the contract.

Biogen Idec manufactures Tysabri. We purchase Tysabri from Biogen Idec for distribution to third parties in the United States. We recorded $11.0 million in product revenue from Tysabri in 2005 (2004: $6.4 million). In general, we share with Biogen Idec most development and commercialization costs. At December 31, 2005, we owed Biogen Idec $21.4 million (2004: $34.4 million) for the reimbursement of costs related to development and commercialization.

In February 2005, Elan and Biogen Idec voluntarily suspended the marketing and dosing in clinical trials of Tysabri. This decision was based on reports of two serious adverse events, one of which was fatal, in patients treated with Tysabri in combination with Avonex® in clinical trials. These events involved two cases of PML, a rare and potentially fatal, demyelinating disease of the central nervous system. Both patients received more than two years of Tysabri therapy in combination with Avonex. In March 2005, the companies announced that their ongoing safety evaluation of Tysabri led to a previously diagnosed case of malignant astrocytoma being reassessed as PML, in a patient in an open label Crohn’s disease clinical trial. The patient had received eight doses of Tysabri over an 18-month period. The patient died in December 2003.

Subsequent to the voluntary suspension, Elan and Biogen Idec performed a comprehensive safety evaluation of more than 3,000 Tysabri patients in collaboration with leading experts in PML and neurology. The results of the safety evaluation, which was completed in September 2005, identified no new confirmed cases of PML beyond the three previously reported.

In September 2005, Elan and Biogen Idec submitted to the FDA a supplemental Biologics License Application (sBLA) for Tysabri, which the FDA subsequently designated for Priority Review. On March 7-8, 2006, the Peripheral and Central Nervous System (PCNS) Drugs Advisory Committee of the FDA reviewed and voted unanimously to recommend that Tysabri be reintroduced as a treatment for relapsing forms of MS. On March 21, 2006, we and Biogen Idec were informed by the FDA that the agency would extend its regulatory review of Tysabri by up to 90 days in order to complete a full review of the Tysabri risk management plan. Under the revised timeline, we anticipate an action from the FDA about the reintroduction of Tysabri as a treatment for relapsing forms of MS on or before June 28, 2006.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

28.	Segment Information

Our business is organized into two business units: Biopharmaceuticals and EDT. Biopharmaceuticals engages in research, development and commercial activities and includes our activities in the areas of autoimmune diseases, neurodegenerative diseases and our specialty business group. EDT focuses on product development, scale-up and manufacturing to address drug optimization challenges of the pharmaceutical industry.

Revenue by region (by destination of customers)

	2005	2004	2003
	(In millions)

Region:
Ireland	$71.9	$17.2	$24.3
United States	370.1	401.3	527.7
Rest of World	48.3	63.2	133.6

Total revenue	$490.3	$481.7	$685.6

Distribution of operating loss by region

	2005	2004	2003
	(In millions)

Ireland	$(136.7)	$(215.0)	$(348.3)
United States	(29.6)	(19.6)	59.6
Rest of World	(32.2)	(67.5)	(71.8)

Total operating loss	$(198.5)	$(302.1)	$(360.5)

Total assets by region

	2005	2004
	(In millions)

Ireland	$627.7	$827.7
United States	932.0	780.6
Bermuda	729.9	1,326.9
Rest of World	51.3	40.7

Total assets	$2,340.9	$2,975.9

Property, plant and equipment by region

	2005	2004
	(In millions)

Ireland	$250.6	$238.0
United States	102.6	105.6
Bermuda	0.1	0.1
Rest of World	0.3	2.5

Total property, plant and equipment	$353.6	$346.2

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Major customers

The following three customers each contributed 10% or more of our total continuing and discontinued revenue for 2005, 2004 and 2003:

	2005	2004	2003

Cardinal Health	15%	14%	14%
AmerisourceBergen	15%	15%	11%
McKesson Corporation	11%	15%	11%

No other customer accounted for more than 10% of our total continuing and discontinued revenue in 2005, 2004 or 2003.

Revenue analysis by segment

	Biopharmaceuticals			EDT			Total
	2005	2004	2003	2005	2004	2003	2005	2004	2003
	(In millions)			(In millions)			(In millions)

Product revenue:
Marketed products
Maxipime	$140.3	$117.5	$109.1	$—	$—	$—	$140.3	$117.5	$109.1
Azactam	57.7	50.6	45.1	—	—	—	57.7	50.6	45.1
Tysabri	11.0	6.4	—	—	—	—	11.0	6.4	—
Prialt	6.3	—	—	—	—	—	6.3	—	—
Total revenue from marketed products	215.3	174.5	154.2	—	—	—	215.3	174.5	154.2
Manufacturing revenue and royalties	21.7	15.3	12.4	185.4	115.6	107.6	207.1	130.9	120.0
Amortized revenue-Adalat/Avinza	—	—	—	34.0	34.0	34.0	34.0	34.0	34.0
Total product revenue from core business	237.0	189.8	166.6	219.4	149.6	141.6	456.4	339.4	308.2
Revenue from divested products
European business	—	10.5	89.0	—	—	—	—	10.5	89.0
Zonegran	—	41.2	80.7	—	—	—	—	41.2	80.7
Skelaxin	—	—	60.2	—	—	—	—	—	60.2
Sonata	—	—	48.2	—	—	—	—	—	48.2
Other	1.7	13.3	0.4	—	—	—	1.7	13.3	0.4
Total revenue from divested products	1.7	65.0	278.5	—	—	—	1.7	65.0	278.5
Total product revenue	238.7	254.8	445.1	219.4	149.6	141.6	458.1	404.4	586.7
Contract revenue:
Amortized fees	12.1	13.4	27.6	4.3	4.2	22.0	16.4	17.6	49.6
Research revenues/milestones	—	6.9	7.0	15.8	52.8	42.3	15.8	59.7	49.3
Total contract revenue	12.1	20.3	34.6	20.1	57.0	64.3	32.2	77.3	98.9
Total revenue	$250.8	$275.1	$479.7	$239.5	$206.6	$205.9	$490.3	$481.7	$685.6

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Analysis by segment

	Biopharmaceuticals			EDT			Total
	2005	2004	2003	2005	2004	2003	2005	2004	2003
	(In millions)			(In millions)			(In millions)

Revenue	$250.8	$275.1	$479.7	$239.5	$206.6	$205.9	$490.3	$481.7	$685.6
Net gain/(loss) on sale of businesses	$103.1	$41.2	$271.2	$0.3	$3.0	$(3.4)	$103.4	$44.2	$267.8
Depreciation and amortization (i)	$90.0	$78.8	$90.3	$38.9	$42.4	$43.2	$128.9	$121.2	$133.5
Other significant net charges (ii)	$5.6	$0.2	$343.7	$—	$1.3	$13.9	$5.6	$1.5	$357.6
Operating income/ (loss) (iii)	$(225.4)	$(253.2)	$(318.1)	$27.6	$14.2	$5.7	$(197.8)	$(239.0)	$(312.4)
Capital expenditures (iv)	$7.1	$17.1	$12.3	$40.2	$41.8	$22.2	$47.3	$58.9	$34.5

(i) Reconciliation of depreciation & amortization (in millions):

	2005	2004	2003

Segmental depreciation and amortization from continuing operations(1)	$128.9	$121.2	$133.5
Corporate depreciation and amortization from continuing operations	1.8	1.2	2.4

	$130.7	$122.4	$135.9

(1)	During 2005, we incurred segmental depreciation and amortization from discontinued operations of $Nil (2004: $1.2 million; 2003:$38.2 million).

(ii) Reconciliation of other significant net charges (in millions):

	2005	2004	2003

Segmental other charges	$5.6	$1.5	$357.6
Corporate other (gains)/charges	(1.2)	58.3	45.6

Other significant net charges	$4.4	$59.8	$403.2

Corporate other charges relate primarily to a litigation settlement, severance, relocation and exit costs in 2005, litigation provisions and costs for the SEC investigation and shareholder class action lawsuits in 2004, and severance, relocation and exit costs and an EPIL II/III waiver fee in 2003.

(iii) Reconciliation of operating loss (in millions):

	2005	2004	2003

Segmental operating loss	$(197.8)	$(239.0)	$(312.4)
Corporate expense	0.7	63.1	48.1

Operating loss (v)	$(198.5)	$(302.1)	$(360.5)

Segmental operating income/(loss) is shown after allocation of central administrative and other costs. Corporate expense/(credit) relates primarily to a patent litigation settlement, severance, relocation and exit costs in 2005, litigation provisions and costs for the settlements of the SEC investigation and shareholder class action lawsuits in 2004, and severance, relocation and exit costs and EPIL II/III waiver fee in 2003.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(iv) Reconciliation of capital expenditures (in millions):

	2005	2004	2003

Segmental capital expenditures	$47.3	$58.9	$34.5
Corporate capital expenditures	1.7	6.2	0.3

	$49.0	$65.1	$34.8

(v) Reconciliation of operating loss to net loss (in millions):

	2005	2004	2003

Operating loss	$(198.5)	$(302.1)	$(360.5)
Net interest and investment losses	184.7	113.3	136.9
Provision for/(benefit from) income taxes	1.0	(1.7)	(22.8)
Net income/(loss) from discontinued operations	0.6	19.0	(31.5)

Net loss	$(383.6)	$(394.7)	$(506.1)

Goodwill

	2005	2004

Biopharmaceuticals	$218.3	$218.3
EDT	49.7	49.7

Total goodwill	$268.0	$268.0

Total assets

	2005	2004

Biopharmaceutical assets	$1,070.6	$1,024.9
EDT assets	592.2	612.4
Corporate assets	678.1	1,338.6

Total assets	$2,340.9	$2,975.9

Corporate assets relate primarily to cash and cash equivalents, restricted cash, and marketable investment securities.

29.	Supplemental Guarantor Information

As part of the offering and sale of the $850.0 million in aggregate principal amount of 7.75% Notes due November 15, 2011 and the $300.0 million Floating Rate Notes due November 15, 2011, Elan Corporation, plc and certain of our subsidiaries have guaranteed the 7.75% Notes and the Floating Rate Notes. Equivalent guarantees have also been given to the holders of the Athena Notes.

Presented below is consolidated information for Elan Finance plc, the issuer of the debt, Elan Corporation, plc, the parent guarantor of the debt, the guarantor subsidiaries of Elan Corporation, plc, listed below, and the non-guarantor subsidiaries of Elan Corporation, plc. All of the subsidiary guarantors are wholly owned subsidiaries of Elan Corporation, plc.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Elan Corporation, plc

Condensed Consolidating Statements of Operations
For the Year Ended December 31, 2005

	Elan				Non-
	Finance,	Athena	Parent	Guarantor	Guarantor	Elimination
	plc	Finance	Company	Subsidiaries	Subsidiaries	Adjustments	Consolidated
	(In millions)

Revenue	$—	$—	$54.3	$697.0	$7.3	$(268.3)	$490.3

Operating expenses:
Cost of sales	—	—	8.6	287.8	—	(100.3)	196.1
Selling, general and administrative expenses	—	—	12.4	360.9	6.0	(20.9)	358.4
Research and development expenses	—	—	6.4	386.6	1.4	(161.1)	233.3
Net gain on sale of businesses	—	—	(0.7)	(102.7)	—	—	(103.4)
Other significant net charges	—	—	—	(31.6)	2.5	33.5	4.4

Total operating expenses	—	—	26.7	901.0	9.9	(248.8)	688.8

Operating income/(loss)	—	—	27.6	(204.0)	(2.6)	(19.5)	(198.5)

Net interest (income)/expense and investment (gains)/losses	6.0	—	83.2	170.7	(67.8)	(7.4)	184.7

Net income/(loss) from continuing operations before provision for/(benefit from) income taxes	(6.0)	—	(55.6)	(374.7)	65.2	(12.1)	(383.2)
Provision for/(benefit from) income taxes	—	—	—	1.9	—	(0.9)	1.0

Net income/(loss) from continuing operations	(6.0)	—	(55.6)	(376.6)	65.2	(11.2)	(384.2)
Net income from discontinued operations (net of tax)	—	—	—	0.5	0.1	—	0.6

Net income/(loss)	$(6.0)	$—	$(55.6)	$(376.1)	$65.3	$(11.2)	$(383.6)

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Elan Corporation, plc

Condensed Consolidating Statements of Operations
For the Year Ended December 31, 2004

	Elan				Non-
	Finance,	Athena	Parent	Guarantor	Guarantor	Elimination
	plc	Finance	Company	Subsidiaries	Subsidiaries	Adjustments	Consolidated
	(In millions)

Revenue	$—	$—	$67.3	$630.3	$3.8	$(219.7)	$481.7

Operating expenses:
Cost of sales	—	—	8.3	192.1	1.7	(28.5)	173.6
Selling, general and administrative expenses	—	—	28.5	303.6	3.6	1.6	337.3
Research and development expenses	—	—	14.7	425.1	0.2	(182.7)	257.3
Net (gain)/loss on sale of businesses	—	—	—	14.1	—	(58.3)	(44.2)
Other significant net charges	—	—	72.1	(3.0)	0.1	(9.4)	59.8

Total operating expenses	—	—	123.6	931.9	5.6	(277.3)	783.8

Operating income/(loss)	—	—	(56.3)	(301.6)	(1.8)	57.6	(302.1)

Net interest (income)/expense and investment (gains)/losses	3.9	—	77.4	73.4	(33.0)	(8.4)	113.3

Net income/(loss) from continuing operations before provision for/(benefit from) income taxes	(3.9)	—	(133.7)	(375.0)	31.2	66.0	(415.4)
Provision for/(benefit from) income taxes	—	—	—	(2.2)	0.1	0.4	(1.7)

Net income/(loss) from continuing operations	(3.9)	—	(133.7)	(372.8)	31.1	65.6	(413.7)
Net income/(loss) from discontinued operations (net of tax)	—	—	—	19.1	(0.1)	—	19.0

Net income/(loss)	$(3.9)	$—	$(133.7)	$(353.7)	$31.0	$65.6	$(394.7)

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Elan Corporation, plc

Condensed Consolidating Statements of Operations
For the Year Ended December 31, 2003

	Elan				Non-
	Finance,	Athena	Parent	Guarantor	Guarantor	Elimination
	plc	Finance	Company	Subsidiaries	Subsidiaries	Adjustments	Consolidated
	(In millions)

Revenue	$—	$—	$49.1	$837.9	$59.3	$(260.7)	$685.6

Operating expenses:
Cost of sales	—	—	8.7	331.7	31.8	(123.3)	248.9
Selling, general and administrative expenses	—	—	4.4	350.8	28.9	0.1	384.2
Research and development expenses	—	—	13.6	421.8	8.3	(166.1)	277.6
Net (gain)/loss on sale of businesses	—	—	0.4	(261.9)	(2.2)	(4.1)	(267.8)
Other significant net charges	—	—	92.6	753.8	47.8	(491.0)	403.2

Total operating expenses	—	—	119.7	1,596.2	114.6	(784.4)	1,046.1

Operating income/(loss)	—	—	(70.6)	(758.3)	(55.3)	523.7	(360.5)

Net interest (income)/expense and investment (gains)/losses	—	—	99.0	(8.1)	(49.9)	95.9	136.9

Net income/(loss) from continuing operations before provision for/(benefit from) income taxes	—	—	(169.6)	(750.2)	(5.4)	427.8	(497.4)
Benefit from income taxes	—	—	—	(0.5)	—	(22.3)	(22.8)

Net income/(loss) from continuing operations	—	—	(169.6)	(749.7)	(5.4)	450.1	(474.6)
Net income/(loss) from discontinued operations (net of tax)	—	—	—	(66.7)	35.2	—	(31.5)

Net income/(loss)	$—	$—	$(169.6)	$(816.4)	$29.8	$450.1	$(506.1)

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Elan Corporation, plc

Condensed Consolidating Balance Sheets
As of December 31, 2005

	Elan				Non-
	Finance,	Athena	Parent	Guarantor	Guarantor	Elimination
	plc	Finance	Company	Subsidiaries	Subsidiaries	Adjustments	Consolidated
	(In millions)

ASSETS
Current Assets:
Cash and cash equivalents	$1.2	$—	$25.5	$1,051.5	$2.5	$—	$1,080.7
Restricted cash	—	—	—	20.4	—	—	20.4
Accounts receivable, net	—	—	4.5	77.3	—	—	81.8
Marketable investment securities	—	—	—	13.6	—	(3.6)	10.0
Inventory	—	—	—	25.4	—	(0.1)	25.3
Held for sale assets	—	—	—	—	—	11.2	11.2
Intercompany receivables	1,127.5	666.7	1,135.3	6,714.5	5.1	(9,649.1)	—
Prepaid and other current assets	—	—	0.6	34.8	0.6	(13.0)	23.0

Total current assets	1,128.7	666.7	1,165.9	7,937.5	8.2	(9,654.6)	1,252.4
Property, plant and equipment, net	—	—	—	353.6	—	—	353.6
Goodwill and other intangible assets, net	—	—	57.6	341.9	—	266.0	665.5
Marketable investment securities	—	—	—	16.8	—	(3.7)	13.1
Investments in subsidiaries	—	—	887.6	9,423.9	—	(10,311.5)	—
Restricted cash	—	—	—	4.5	—	—	4.5
Other assets	23.1	2.0	0.1	23.8	—	2.8	51.8

Total assets	1,151.8	668.7	2,111.2	18,102.0	8.2	(19,701.0)	2,340.9

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	—	—	(0.1)	31.5	—	0.1	31.5
Accrued and other current liabilities	11.5	15.7	7.9	70.3	1.4	65.2	172.0
Deferred revenue	—	—	30.7	2.5	—	9.9	43.1
Intercompany payables	0.2	37.8	1,448.9	13,353.1	6.1	(14,846.1)	—

Total current liabilities	11.7	53.5	1,487.4	13,457.4	7.5	(14,770.9)	246.6

Long term and convertible debt	1,150.0	613.2	—	254.0	—	—	2,017.2
Deferred revenue	—	2.0	4.5	1.5	—	9.0	17.0
Other liabilities	—	—	10.3	80.4	—	(47.5)	43.2

Total liabilities	1,161.7	668.7	1,502.2	13,793.3	7.5	(14,809.4)	2,324.0

Shareholders’ Equity
Shareholders’ equity	(9.9)	—	609.0	4,308.7	0.7	(4,891.6)	16.9

Total liabilities and shareholders’ equity	$1,151.8	$668.7	$2,111.2	$18,102.0	$8.2	$(19,701.0)	$2,340.9

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Elan Corporation, plc

Condensed Consolidating Balance Sheets
As of December 31, 2004

	Elan				Non-
	Finance,	Athena	Parent	Guarantor	Guarantor	Elimination
	plc	Finance	Company	Subsidiaries	Subsidiaries	Adjustments	Consolidated
	(In millions)

ASSETS
Current Assets:
Cash and cash equivalents	$10.2	$—	$38.6	$1,293.5	$5.9	$(0.6)	$1,347.6
Restricted cash	—	—	40.0	25.0	124.3	—	189.3
Accounts receivable, net	—	—	8.9	32.6	—	—	41.5
Marketable investment securities	—	—	—	20.5	—	45.0	65.5
Inventory	—	—	—	29.0	—	—	29.0
Held for sale assets	—	—	—	—	—	10.3	10.3
Intercompany receivables	1,122.5	666.7	2,097.6	5,105.3	0.9	(8,993.0)	—
Prepaid and other current assets	—	—	1.3	104.4	12.8	(36.5)	82.0

Total current assets	1,132.7	666.7	2,186.4	6,610.3	143.9	(8,974.8)	1,765.2
Property, plant and equipment, net	—	—	—	344.9	1.3	—	346.2
Goodwill and other intangible assets, net	—	—	67.0	297.6	2.8	386.3	753.7
Marketable investment securities	—	—	—	108.5	6.9	(76.4)	39.0
Investments in subsidiaries	—	—	579.2	10,236.1	—	(10,815.3)	—
Restricted cash	—	—	—	3.4	—	—	3.4
Other assets	26.3	2.9	1.4	40.7	—	(2.9)	68.4

Total assets	$1,159.0	$669.6	$2,834.0	$17,641.5	$154.9	$(19,483.1)	$2,975.9

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$—	$—	$1.8	$53.2	$—	$—	$55.0
Accrued and other current liabilities	11.4	16.7	59.9	(263.4)	347.9	87.9	260.4
EPIL III Notes	—	—	—	—	39.0	—	39.0
Deferred revenue	—	—	25.0	72.9	—	(42.1)	55.8
Intercompany payables	1.5	—	2,264.8	11,859.6	110.7	(14,236.6)	—

Total current liabilities	12.9	16.7	2,351.5	11,722.3	497.6	(14,190.8)	410.2

Long term and convertible debt	1,150.0	650.0	—	460.0	—	—	2,260.0
Deferred revenue	—	—	21.7	—	—	32.9	54.6
Other liabilities	—	2.9	13.3	92.3	—	(62.4)	46.1

Total liabilities	1,162.9	669.6	2,386.5	12,274.6	497.6	(14,220.3)	2,770.9

Shareholders’ Equity
Shareholders’ equity	(3.9)	—	447.5	5,366.9	(342.7)	(5,262.8)	205.0

Total liabilities and shareholders’ equity	$1,159.0	$669.6	$2,834.0	$17,641.5	$154.9	$(19,483.1)	$2,975.9

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Elan Corporation, plc

Condensed Consolidating Statement of Cash Flows
For the Year Ended December 31, 2005

	Elan				Non-
	Finance,	Athena	Parent	Guarantor	Guarantor
	plc	Finance	Company	Subsidiaries	Subsidiaries	Elimination	Consolidated
	(In millions)

Cash flows from operating activities:
Net cash provided by/(used in) operating activities	$(8.3)	$33.3	$(35.6)	$(307.9)	$34.4	$0.6	$(283.5)
Cash flows from investing activities:
Proceeds from disposal of property, plant and equipment	—	—	—	0.6	—	—	0.6
Purchase of property, plant and equipment	—	—	—	(50.1)	—	—	(50.1)
Purchase of investments	—	—	—	(0.4)	—	—	(0.4)
Proceeds from disposal of investments	—	—	—	44.4	1.2	—	45.6
Sale and maturity of marketable investment securities	—	—	—	17.1	—	—	17.1
Purchase of intangible assets	—	—	—	(0.7)	—	—	(0.7)
Proceeds from business disposals	—	—	—	108.8	—	—	108.8

Net cash provided by investing activities	—	—	—	119.7	1.2	—	120.9

Cash flows from financing activities:
Proceeds from issue of share capital	—	—	23.8	—	—	—	23.8
Repayment of EPIL III Notes	—	—	—	—	(39.0)	—	(39.0)
Repayment of loans	—	(33.3)	(1.3)	(53.2)	—	—	(87.8)
Net proceeds from debt issuance	(0.7)	—	—	—	—	—	(0.7)
Proceeds from government grants	—	—	—	4.0	—	—	4.0

Net cash provided by/(used in) financing activities	(0.7)	(33.3)	22.5	(49.2)	(39.0)	—	(99.7)

Effect of exchange rate changes on cash	—	—	—	(4.6)	—	—	(4.6)

Net increase/(decrease) in cash and cash equivalents	(9.0)	—	(13.1)	(242.0)	(3.4)	0.6	(266.9)

Cash and cash equivalents at beginning of year	10.2	—	38.6	1,293.5	5.9	(0.6)	1,347.6

Cash and cash equivalents at end of year	$1.2	$—	$25.5	$1,051.5	$2.5	$—	$1,080.7

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Elan Corporation, plc

Condensed Consolidating Statement of Cash Flows
For the Year Ended December 31, 2004

	Elan				Non-
	Finance,	Athena	Parent	Guarantor	Guarantor
	plc	Finance	Company	Subsidiaries	Subsidiaries	Elimination	Consolidated
	(In millions)

Cash flows from operating activities:
Net cash provided by/(used in) operating activities	$(1,114.9)	$—	$(16.0)	$962.5	$158.6	$(338.1)	$(347.9)

Cash flows from investing activities:
Proceeds from disposal of property, plant and equipment	—	—	—	44.2	—	—	44.2
Purchase of property, plant and equipment	—	—	—	(56.9)	(1.0)	—	(57.9)
Purchase of investments	—	—	—	(1.4)	—	—	(1.4)
Proceeds from disposal of investments	—	—	—	76.6	—	—	76.6
Sale and maturity of marketable investment securities	—	—	—	210.0	(31.1)	—	178.9
Purchase of intangible assets	—	—	—	(41.1)	—	—	(41.1)
Proceeds from disposal of intangible assets	—	—	—	0.3	—	—	0.3
Proceeds from business disposals	—	—	—	274.6	—	—	274.6

Net cash provided by/(used in) investing activities	—	—	—	506.3	(32.1)	—	474.2

Cash flows from financing activities:
Proceeds from issue of share capital	—	—	70.6	—	—	—	70.6
Payment under EPIL II guarantee	—	—	—	(391.8)	—	—	(391.8)
Repayment of EPIL III Notes	—	—	—	(351.0)	—	—	(351.0)
Repayment of loans	—	—	—	(11.4)	—	—	(11.4)
Net proceeds from debt issuance	1,125.1	—	—	—	—	—	1,125.1
Intercompany investments	—	—	(37.7)	(159.6)	(140.2)	337.5	—

Net cash provided by/(used in) financing activities	1,125.1	—	32.9	(913.8)	(140.2)	337.5	441.5

Effect of exchange rate changes on cash	—	—	—	1.6	—	—	1.6

Net increase/(decrease) in cash and cash equivalents	10.2	—	16.9	556.6	(13.7)	(0.6)	569.4

Cash and cash equivalents at beginning of year	—	—	21.7	736.9	19.6	—	778.2

Cash and cash equivalents at end of year	$10.2	$—	$38.6	$1,293.5	$5.9	$(0.6)	$1,347.6

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Elan Corporation, plc

Condensed Consolidating Statement of Cash Flows
For the Year Ended December 31, 2003

	Elan				Non-
	Finance,	Athena	Parent	Guarantor	Guarantor
	plc	Finance	Company	Subsidiaries	Subsidiaries	Elimination	Consolidated
	(In millions)

Cash flows from operating activities:
Net cash provided by/(used in) operating activities	$—	$—	$(65.2)	$(826.6)	$29.3	$434.0	$(428.5)

Cash flows from investing activities:
Proceeds from disposal of property, plant and equipment	—	—	—	27.9	—	—	27.9
Purchase of property, plant and equipment	—	—	—	(33.0)	(0.7)	—	(33.7)
Purchase of investments	—	—	—	(11.8)	—	—	(11.8)
Proceeds from disposal of investments	—	—	—	53.1	—	—	53.1
Purchase of marketable investment securities	—	—	—	(2.1)	—	—	(2.1)
Sale and maturity of marketable investment securities	—	—	—	179.3	5.8	—	185.1
Purchase of intangible assets	—	—	(0.9)	(141.3)	(2.6)	—	(144.8)
Proceeds from disposal of intangible assets	—	—	—	0.5	—	—	0.5
Proceeds from business disposals	—	—	—	593.0	—	—	593.0
Purchase of product royalty rights	—	—	—	(297.6)	—	—	(297.6)

Net cash provided by/(used in) investing activities	—	—	(0.9)	368.0	2.5	—	369.6

Cash flows from financing activities:
Proceeds from issue of share capital	—	—	167.9	—	—	—	167.9
Repayment of loans	—	—	—	(764.4)	(6.3)	—	(770.7)
Net proceeds from debt issuance	—	—	—	443.9	—	—	443.9
Waiver fee to EPIL II/III noteholders	—	—	(16.8)	—	—	—	(16.8)
Intercompany investments	—	—	(246.1)	721.1	(40.7)	(434.3)	—

Net cash provided by/(used in) financing activities	—	—	(95.0)	400.6	(47.0)	(434.3)	(175.7)

Effect of exchange rate changes on cash	—	—	—	12.5	—	—	12.5

Net decrease in cash and cash equivalents	—	—	(161.1)	(45.5)	(15.2)	(0.3)	(222.1)

Cash and cash equivalents at beginning of year	—	—	182.8	782.4	34.8	0.3	1,000.3

Cash and cash equivalents at end of year	$—	$—	$21.7	$736.9	$19.6	$—	$778.2

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

30.	Risk-Sharing Arrangements

In June 2000, we disposed of royalty rights on certain products and development projects to Pharma Marketing. Pharma Marketing completed a private placement of its common shares to a group of institutional investors, resulting in gross proceeds of $275.0 million. We held no investment in Pharma Marketing and had no representative on its board of directors. Concurrent with the private placement, Pharma Marketing entered into a Program Agreement with us. The Program Agreement, which substantially regulated our relationship, was a risk-sharing arrangement between us and Pharma Marketing. Under the terms of the Program Agreement, Pharma Marketing acquired certain royalty rights to each of the following products for the designated indications (including any other product that contained the active ingredient included in such product for any other designation): (i) Frova, for the treatment of migraines; (ii) Myobloc, for the treatment of cervical dystonia; (iii) Prialt, for the treatment of acute pain and severe chronic pain; (iv) Zanaflex, for the treatment of spasticity and painful spasms; and (v) Zonegran, for the treatment of epilepsy. Pharma Marketing agreed to make payments to us in amounts equal to expenditures made by us in connection with the commercialization and development expenditures for these products, subject to certain limitations. These payments had been made on a quarterly basis based on the actual costs incurred by us. We did not receive a margin on the payments.

We received no revenue from Pharma Marketing in either 2005, 2004, or 2003. Pursuant to the Program Agreement, Pharma Marketing utilized all of its available funding by mid-2002. We will not receive any future revenue from Pharma Marketing. In 2003, the royalty rate on net sales of all designated products was 28% on the first $122.9 million of net sales and 53% for net sales above $122.9 million. We paid aggregate royalties of $43.3 million in 2003. This was recorded as a cost of sales.

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

Under the original agreements, we could have, at our option at any time prior to June 30, 2003, acquired the royalty rights by initiating an auction process. This date was extended to January 3, 2005 under the settlement with Pharma Marketing and Pharma Operating Ltd. (Pharma Operating) described below. In addition, the holders of Pharma Marketing common shares were entitled to initiate the auction process earlier upon the occurrence of certain events. Pursuant to the auction process, the parties were to negotiate in good faith to agree on a purchase price, subject to our right to re-acquire the royalty rights at a maximum purchase price. The maximum purchase price was approximately $413.0 million at December 31, 2002 and increased by approximately 25% annually (less royalty payments). The purchase price was reduced under the settlement with Pharma Marketing and Pharma Operating as described below.

On January 17, 2003, we announced that Pharma Operating had filed a lawsuit in the Supreme Court of the State of New York against us and certain of our subsidiaries in connection with the risk-sharing arrangement between the parties. The lawsuit sought, among other things, a court determination that Pharma Operating’s approval would be required in the event of a sale by us of our interest in Sonata to a third party. On January 30, 2003, we, Pharma Operating and its parent Pharma Marketing, agreed to settle the lawsuit and, under the terms of the settlement agreement, Pharma Operating dismissed the litigation between the parties without prejudice. Pursuant to the settlement agreement, effective upon the sale of Sonata to King in June 2003: (1) we paid Pharma Operating $196.4 million in cash (representing $225.0 million less royalty payments on all related products paid or due to Pharma Operating from January 1, 2003 through June 12, 2003) to acquire Pharma Operating’s royalty rights with respect to Sonata and Prialt; and (2) our maximum purchase price for the remaining products in the arrangement, Zonegran, Frova and Zanaflex, was reduced to $110.0 million, which increased at a rate of 15% per annum from June 12, 2003 (less royalty payments made for periods after June 12, 2003). The parties also agreed to extend our purchase option termination date to January  3, 2005 from the original termination date of June 30, 2003.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In connection with the settlement agreement, we agreed that we would cause certain subsidiaries in the United States, Ireland, the United Kingdom, Germany, France, Spain and Italy to pledge their accounts receivable from commercial sales of pharmaceutical products and services to Pharma Operating as collateral to secure our obligations in relation to royalty payments under the Pharma Marketing arrangement and the settlement agreement. We also agreed that, following the closing of a sale of Sonata, we would grant Pharma Operating additional collateral to the extent that the aggregate value of the collateral package, which was to be tested on a quarterly basis, was less than the maximum purchase price for the royalty rights on Zonegran, Frova and Zanaflex. On March  6, 2003, EPI and Pharma Operating entered into a security agreement pursuant to which EPI granted Pharma Operating a first priority security interest in its accounts receivable from commercial sales of pharmaceutical products in the United States. On that same date, we and Pharma Operating agreed to the terms of the additional collateral mechanism. On May 20, 2003, Elan Pharma Limited (EPL) and Pharma Operating entered into a security agreement pursuant to which EPL granted Pharma Operating a security interest in its accounts receivable from commercial sales of pharmaceutical products and services in the United Kingdom. A similar agreement was entered into in relation to Ireland by Elan Pharma Limited (Ireland) on June 10, 2003.

In November 2003, we exercised our option to purchase the remaining royalty rights of Zonegran, Frova and Zanaflex from Pharma Operating for $101.2 million and all of our agreements with Pharma Marketing were terminated. During 2003, we expensed $297.6 million for the acquisition of royalty rights from Pharma Operating.

31.  New Accounting Pronouncements Not Yet Adopted

In December 2004, the FASB issued SFAS 123R, effective for public companies in periods beginning after June 15, 2005. In April 2005, the SEC adopted a rule amendment that delayed the compliance dates for SFAS 123R to the first annual period beginning after June 15, 2005. We will adopt SFAS 123R effective January  1, 2006 and will elect to use the modified prospective transition method. Under the modified prospective transition method, awards that are granted, modified, repurchased or canceled after the date of adoption will be measured and accounted for in accordance with SFAS 123R. Share-based awards that were granted prior to the effective date will continue to be accounted for in accordance with SFAS 123, except that the expense based on the fair value of unvested awards must be recognized in the Consolidated Statement of Operations.

SFAS 123R requires companies to measure all share-based awards to employees using a fair value method and to recognize the expense over the requisite service period. We will elect to recognize compensation cost for an award using a graded-vesting method over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards.

In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (SAB 107), which provides supplemental implementation guidance for SFAS 123R in a number of areas including, the valuation of share-based payment arrangements.

The impact of adoption of SFAS 123R is estimated to increase our pre-tax expense by between $40.0 million and $50.0 million for 2006. This estimate could change materially because it will depend on, among other things, levels of share-based payments granted, the market value of our common stock, and assumptions regarding a number of complex variables. These variables include, but are not limited to, our stock price, volatility and employee stock option exercise behaviors and the related tax impact.

As a result of the anticipated adoption of SFAS 123R and in conjunction with our annual total compensation review in 2005, we adjusted the equity component of our total compensation and have recently started issuing restricted stock units in addition to stock option awards. We also implemented employee equity purchase plans for employees in the United States, Ireland and the United Kingdom, which provides eligible employees the opportunity to share in the ownership of the Company by purchasing stock at a discount. See Note 23 for more information on the employee equity purchase plans.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In November 2004, the FASB issued Statement No. 151, “Inventory Costs: an amendment of ARB No. 43, Chapter 4” (SFAS 151), which is effective for public companies prospectively for inventory costs incurred in periods beginning after June 15, 2005. This Statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify that accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) should be recognized as a current period charge and to require the allocation of fixed production overhead to the costs of conversion based on normal capacity of the production facilities. We do not expect that the adoption of SFAS 151 will have a material impact on our financial position or results of operations.

In February 2006, the FASB issued Statement No. 155, “Accounting for Certain Hybrid Financial Instruments,” (SFAS 155), which is effective for public companies for fiscal years beginning after September 15, 2006, with early adoption permitted. SFAS 155 permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation and separate accounting. An irrevocable election may be made at inception to measure such a hybrid financial instrument at fair value, with changes in fair value recognized through income. Such an election needs to be supported by concurrent documentation. We do not expect that the adoption of SFAS 155 will have a material impact on our financial position or results of operations.

32.  Post Balance Sheet Events

On March 20, 2006, we completed the sale of the European rights to Prialt to Eisai, while retaining the product rights in the United States. We received $50.0 million on the closing of the transaction, we will receive a further $10.0 million on the earlier of two years from closing or launches of Prialt in key European markets, and we may receive an additional $40.0 million contingent on Prialt achieving revenue related milestones in Europe.

On March 7-8, 2006, the PCNS Advisory Committee reviewed and voted unanimously to recommend that Tysabri be reintroduced as a treatment for relapsing forms of MS. On March 21, 2006, we and Biogen Idec were informed by the FDA that the agency would extend its regulatory review of Tysabri by up to 90 days in order to complete a full review of the Tysabri risk management plan. Under the revised timeline, we anticipate an action from the FDA about the reintroduction of Tysabri as a treatment for relapsing forms of MS on or before June 28, 2006.

Item 19.	Exhibits.

Exhibit
Number		Description

1.1		Memorandum and Articles of Association of Elan Corporation, plc (incorporated by reference to Exhibit 3 of the Registration Statement on Form 8-A/A3 of Elan Corporation, plc (SEC File No. 001-13896) filed with the Commission on December 6, 2004).

2	(b)(1)	Indenture, dated as of February 21, 2001, among Athena Neurosciences Finance, LLC, as Issuer, Elan Corporation, plc, as Guarantor, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.11 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc, filed with the Commission on February 21, 2001).

2	(b)(2)	First Supplemental Indenture, dated as of February 21, 2001, among Athena Neurosciences Finance, LLC, as Issuer, Elan Corporation, plc, as Guarantor, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.12 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc, filed with the Commission on February 21, 2001).

2	(b)(3)	Second Supplemental Indenture dated as of November 16, 2004 among Athena Neurosciences Finance, LLC, as Issuer, Elan Corporation, plc, as Guarantor, the Subsidiary Guarantors identified therein, as Subsidiary Guarantors, and The Bank of New York, as Trustee, to Indenture as supplemented by First Supplemental Indenture, each dated as of February 21, 2001, and each among Athena Neurosciences Finance, LLC, as Issuer, Elan Corporation, plc, as Guarantor, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 99.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc, filed with the Commission on November 19, 2004).

2	(b)(4)	Form of Senior Note (incorporated by reference to Exhibit 4.13 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc, filed with the Commission on February 21, 2001).

2	(b)(5)	Indenture, dated as of November 10, 2003, by and among Elan Capital Corp., Ltd., Elan Corporation, plc and The Bank of New York, as Trustee (incorporated by reference to Exhibit 99.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc, filed with the Commission on November 12, 2003).

2	(b)(6)	First Supplemental Indenture, dated as of October 28, 2005, to Indenture dated as of November 10, 2003, among Elan Capital Corp., Ltd., as Issuer, Elan Corporation, plc, as Guarantor, and The Bank of New York, as Trustee.

2	(b)(7)	Indenture dated as of November 16, 2004, among Elan Finance public limited company, Elan Finance Corp., Elan Corporation, plc, the Subsidiary Note Guarantors party thereto and The Bank of New York, as Trustee (incorporated by reference to Exhibit 99.2 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on November 19, 2004).

4	(a)(1)	Antegren Development and Marketing Collaboration Agreement, dated as of August 15, 2000, by and between Biogen, Inc. and Elan Pharma International Limited (incorporated by reference to Exhibit 4(a)(1) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002).

4	(a)(2)	Amended and Restated Asset Purchase Agreement, dated as of May 19, 2003, by and among Elan Corporation, plc, Elan Pharma International Limited, Elan Pharmaceuticals, Inc., King Pharmaceuticals, Inc., Jones Pharma Incorporated and Monarch Pharmaceuticals, Inc. (incorporated by reference to Exhibit 4(a)(3) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002).

4	(c)(1)	Elan Corporation, plc 1999 Stock Option Plan (2001 Amendment) (incorporated by reference to Exhibit 4(c)(1) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

4	(c)(2)	Elan Corporation, plc 1998 Long-Term Incentive Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(2) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

4	(c)(3)	Elan Corporation, plc 1996 Long-Term Incentive Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(3) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

Exhibit
Number		Description

4	(c)(4)	Elan Corporation, plc 1996 Consultant Option Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(4) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

4	(c)(5)	Elan Corporation, plc Employee Equity Purchase Plan (U.S.), as amended.

4	(c)(6)	Elan Corporation, plc Employee Equity Purchase Plan Irish Sharesave Option Scheme (incorporated by reference to Exhibit 4(c)(6) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004).

4	(c)(7)	Elan Corporation, plc Employee Equity Purchase Plan U.K. Sharesave Plan (incorporated by reference to Exhibit 4(c)(7) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004).

4	(c)(8)	Elan Corporation, plc 2004 Restricted Stock Unit Plan.

4	(c)(9)	Consulting Agreement, dated as of July 1, 1986, between Dr. Dennis J. Selkoe and Athena Neurosciences, Inc. (incorporated by reference to Exhibit 4(c)(5) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002).

4	(c)(10)	Letter Agreement, dated as of February 12, 2002, between John Groom and Elan Corporation, plc (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form F-3 of Elan Corporation, plc, Registration Statement No. 333-100252, filed with the Commission on October 1, 2002).

4	(c)(11)	Consulting Agreement, dated as of May 20, 2004, between Dr. Dennis J. Selkoe and Elan Pharmaceuticals, Inc.

4	(c)(12)	Employment Agreement, dated as of December 7, 2005, among Elan Pharmaceuticals, Inc., Elan Corporation, plc and G. Kelly Martin, (incorporated by reference to the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc, filed with the Commission on December 7, 2005).

4	(c)(13)	Offer Letter date November 20, 2000 from Elan Corporation, plc to Dr. Lars Ekman including Note Secured by Deed of Trust dated August 13, 2001, as amended by Amendment to Note Secured by Deed of Trust.

4	(c)(14)	Memo dated November 26, 2001 with respect to Employee Loan to Paul Breen.

4	(c)(15)	Elan Corporation, plc Cash Bonus Plan 2005 Plan Year.

4	(c)(16)	Elan Corporation, plc Profit Sharing Scheme 2006.

8.1		Subsidiaries of Elan Corporation, plc.

12.1		Certification of G. Kelly Martin pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2		Certification of Shane Cooke pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1		Certification of G. Kelly Martin pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2		Certification of Shane Cooke pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1		Report of Independent Registered Public Accounting Firm, KPMG.
15.2		Consent of Independent Registered Public Accounting Firm, KPMG.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused the undersigned to sign this annual report on its behalf.

Elan Corporation, plc

/s/  SHANE COOKE
Executive Vice President and Chief Financial Officer

Date: March 28, 2006

Elan Corporation, plc

Schedule II

Valuation and Qualifying Accounts and Reserves
Years ended December 31, 2005, 2004 and 2003

	Balance at
	Beginning				Balance at
Description	of Year	Additions(1)	Deductions(2)	Divestments(3)	End of Year
	(In millions)

Allowance for doubtful accounts:
Years ended December 31, 2005	$5.5	$0.3	$(1.9)	—	$3.9
Years ended December 31, 2004	$11.6	$1.7	$(7.8)	—	$5.5
Years ended December 31, 2003	$23.1	$7.5	$(19.0)	—	$11.6
Sales returns and allowances, discounts, chargebacks and rebates (4):
Years ended December 31, 2005	$22.1	$56.2	$(60.3)	(0.8)	$17.2
Years ended December 31, 2004	$65.2	$52.2	$(81.9)	(13.4)	$22.1
Years ended December 31, 2003	$121.7	$97.4	$(158.6)	4.7	$65.2

(1)	Additions to allowance for doubtful accounts are recorded as an expense.

(2)	Represents amounts written off or returned against the allowance or reserves, or returned against earnings. Deductions to sales discounts and allowances relate to sales returns and payments.

(3)	Since the beginning of 2003 we have divested a number of businesses, including principally our primary care franchise, Zonegran and our European sales and marketing business. The divestment adjustments arise primarily as a result of the negotiated terms of these divestments. For example, we have entered into terms that would either extend or limit our liability for discounts and allowances related to the divested businesses. We have accordingly adjusted our discounts and allowances accruals to reflect the terms of the agreements. Divestment adjustments also include post-divestment revisions resulting from the availability of additional information. Divestment adjustments are recorded as part of the gain/(loss) on sale of businesses, and not as an increase or decrease from gross revenue.

(4)	Additions to sales discounts and allowances are recorded as a reduction of revenue.

EXHIBIT INDEX

Exhibit
Number		Description

1.1		Memorandum and Articles of Association of Elan Corporation, plc (incorporated by reference to Exhibit 3 of the Registration Statement on Form 8-A/A3 of Elan Corporation, plc (SEC File No. 001-13896) filed with the Commission on December 6, 2004).

2	(b)(1)	Indenture, dated as of February 21, 2001, among Athena Neurosciences Finance, LLC, as Issuer, Elan Corporation, plc, as Guarantor, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.11 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc, filed with the Commission on February 21, 2001).

2	(b)(2)	First Supplemental Indenture, dated as of February 21, 2001, among Athena Neurosciences Finance, LLC, as Issuer, Elan Corporation, plc, as Guarantor, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.12 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc, filed with the Commission on February 21, 2001).

2	(b)(3)	Second Supplemental Indenture dated as of November 16, 2004 among Athena Neurosciences Finance, LLC, as Issuer, Elan Corporation, plc, as Guarantor, the Subsidiary Guarantors identified therein, as Subsidiary Guarantors, and The Bank of New York, as Trustee, to Indenture as supplemented by First Supplemental Indenture, each dated as of February 21, 2001, and each among Athena Neurosciences Finance, LLC, as Issuer, Elan Corporation, plc, as Guarantor, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 99.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc, filed with the Commission on November 19, 2004).

2	(b)(4)	Form of Senior Note (incorporated by reference to Exhibit 4.13 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc, filed with the Commission on February 21, 2001).

2	(b)(5)	Indenture, dated as of November 10, 2003, by and among Elan Capital Corp., Ltd., Elan Corporation, plc and The Bank of New York, as Trustee (incorporated by reference to Exhibit 99.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc, filed with the Commission on November 12, 2003).

2	(b)(6)	First Supplemental Indenture, dated as of October 28, 2005, to Indenture dated as of November 10, 2003, among Elan Capital Corp., Ltd., as Issuer, Elan Corporation, plc, as Guarantor, and The Bank of New York, as Trustee.

2	(b)(7)	Indenture dated as of November 16, 2004, among Elan Finance public limited company, Elan Finance Corp., Elan Corporation, plc, the Subsidiary Note Guarantors party thereto and The Bank of New York, as Trustee (incorporated by reference to Exhibit 99.2 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on November 19, 2004).

4	(a)(1)	Antegren Development and Marketing Collaboration Agreement, dated as of August 15, 2000, by and between Biogen, Inc. and Elan Pharma International Limited (incorporated by reference to Exhibit 4(a)(1) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002).

4	(a)(2)	Amended and Restated Asset Purchase Agreement, dated as of May 19, 2003, by and among Elan Corporation, plc, Elan Pharma International Limited, Elan Pharmaceuticals, Inc., King Pharmaceuticals, Inc., Jones Pharma Incorporated and Monarch Pharmaceuticals, Inc. (incorporated by reference to Exhibit 4(a)(3) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002).

4	(c)(1)	Elan Corporation, plc 1999 Stock Option Plan (2001 Amendment) (incorporated by reference to Exhibit 4(c)(1) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

4	(c)(2)	Elan Corporation, plc 1998 Long-Term Incentive Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(2) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

4	(c)(3)	Elan Corporation, plc 1996 Long-Term Incentive Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(3) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

4	(c)(4)	Elan Corporation, plc 1996 Consultant Option Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(4) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

Exhibit
Number		Description

4	(c)(5)	Elan Corporation, plc Employee Equity Purchase Plan (U.S.), as amended.

4	(c)(6)	Elan Corporation, plc Employee Equity Purchase Plan Irish Sharesave Option Scheme (incorporated by reference to Exhibit 4(c)(6) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004).

4	(c)(7)	Elan Corporation, plc Employee Equity Purchase Plan U.K. Sharesave Plan (incorporated by reference to Exhibit 4(c)(7) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004).

4	(c)(8)	Elan Corporation, plc 2004 Restricted Stock Unit Plan.

4	(c)(9)	Consulting Agreement, dated as of July 1, 1986, between Dr. Dennis J. Selkoe and Athena Neurosciences, Inc. (incorporated by reference to Exhibit 4(c)(5) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002).

4	(c)(10)	Letter Agreement, dated as of February 12, 2002, between John Groom and Elan Corporation, plc (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form F-3 of Elan Corporation, plc, Registration Statement No. 333-100252, filed with the Commission on October 1, 2002).

4	(c)(11)	Consulting Agreement, dated as of May 20, 2004, between Dr. Dennis J. Selkoe and Elan Pharmaceuticals, Inc.

4	(c)(12)	Employment Agreement, dated as of December 7, 2005, among Elan Pharmaceuticals, Inc., Elan Corporation, plc and G. Kelly Martin, (incorporated by reference to the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc, filed with the Commission on December 7, 2005).

4	(c)(13)	Offer Letter date November 20, 2000 from Elan Corporation, plc to Dr. Lars Ekman including Note Secured by Deed of Trust dated August 13, 2001, as amended by Amendment to Note Secured by Deed of Trust.

4	(c)(14)	Memo dated November 26, 2001 with respect to Employee Loan to Paul Breen.

4	(c)(15)	Elan Corporation, plc Cash Bonus Plan 2005 Plan Year.

4	(c)(16)	Elan Corporation, plc Profit Sharing Scheme 2006.

8.1		Subsidiaries of Elan Corporation, plc.

12.1		Certification of G. Kelly Martin pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2		Certification of Shane Cooke pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1		Certification of G. Kelly Martin pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2		Certification of Shane Cooke pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1		Report of Independent Registered Public Accounting Firm, KPMG
15.2		Consent of Independent Registered Public Accounting Firm, KPMG