Form 20-F
period 2006-12-31
ELAN CORP PLC
filed 2007-02-28
CIK 737572

UNITED STATES SECURITIES AND EXCHANGE COMMISSION,
Washington, D.C. 20549
Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2006
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number: 001-13896
Elan Corporation, plc
(Exact name of Registrant as specified in its charter)

Ireland (Jurisdiction of incorporation or organization)	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered

American Depositary Shares (ADSs), representing Ordinary Shares,	New York Stock Exchange
Par value €0.05 each (Ordinary Shares) Ordinary Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 467,485,612 Ordinary Shares.

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

Our Consolidated Financial Statements contained in this Form 20-F have been prepared on the basis of accounting principles generally accepted in the United States (US GAAP). In addition to the Consolidated Financial Statements contained in this Form 20-F, we also prepare separate Consolidated Financial Statements, included in our Annual Report, in accordance with International Financial Reporting Standards (IFRS), which differ in certain significant respects from US GAAP. The Annual Report under IFRS is a separate document from this Form 20-F.

Unless otherwise indicated, our Consolidated Financial Statements and other financial data contained in this Form 20-F are presented in United States (US) dollars ($). We prepare our Consolidated Financial Statements on the basis of a calendar fiscal year beginning on January 1 and ending on December 31. References to a fiscal year in this Form 20-F shall be references to the fiscal year ending on December 31 of that year. In this Form 20-F, financial results and operating statistics are, unless otherwise indicated, stated on the basis of such fiscal years.

Forward-Looking Statements

Statements included herein that are not historical facts are forward-looking statements. Such forward-looking statements are made pursuant to the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. The forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, our results could be materially affected.

This Form 20-F contains forward-looking statements about our financial condition, results of operations and estimates, business prospects and products and potential products that involve substantial risks and uncertainties. These statements can be identified by the fact that they use words such as “anticipate”, “estimate”, “project”, “intend”, “plan”, “believe” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: (1) the potential of Tysabri® (natalizumab), the incidence of serious adverse events associated with Tysabri (including cases of progressive multifocal leukoencephalopathy (PML)) and the potential for the successful development and commercialization of additional products; (2) the potential of Prialttm (ziconotide intrathecal infusion) as an intrathecal treatment for severe pain; (3) our ability to maintain financial flexibility and sufficient cash, cash equivalents, and investments and other assets capable of being monetized to meet our liquidity requirements; (4) whether restrictive covenants in our debt obligations will adversely affect us; (5) competitive developments affecting our products, including the introduction of generic competition following the scheduled loss of patent protection or marketing exclusivity for our products (including, in particular, Maxipimetm (cefepime hydrochloride), which loses its basic US patent protection in March 2007 and Azactamtm (aztreonam for injection, USP), which lost its basic US patent protection in October 2005); (6) our ability to protect our patents and other intellectual property; (7) difficulties or delays in manufacturing (including, in particular, with respect to Maxipime); (8) trade buying patterns; (9) pricing pressures and uncertainties regarding healthcare reimbursement and reform; (10) the failure to comply with anti-kickback and false claims laws in the United States (including, in particular, with respect to past marketing practices with respect to our former Zonegrantm product, which are being investigated by the US Department of Justice and the US Department of Health and Human Services. The resolution of the Zonegran matter could require us to pay substantial fines and to take other actions that could have a material adverse effect on us); (11) the success of our research and development (R&D) activities (including, in particular, whether the Phase 2 clinical trials for AAB-001 and the Phase 1 clinical trials for ACC-001 are successful) and the speed with which regulatory authorizations and product launches may be achieved; (12) extensive government regulation; (13) risks from potential environmental liabilities; (14) failure to comply with our reporting and payment obligations under Medicaid or other government programs; (15) exposure to product liability risks; (16) an adverse effect that could result from the putative class action lawsuits initiated following the voluntary suspension of the commercialization and clinical dosing of Tysabri and the outcome of our other pending or future litigation; (17) the volatility of our stock price; and

(18) some of our agreements that may discourage or prevent someone from acquiring us. We assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Part I

Item 1.	Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2.	Offer Statistics and Expected Timetable.

Not applicable.

Item 3.	Key Information.

A.	Selected Financial Data

The selected financial data set forth below is derived from our Consolidated Financial Statements and should be read in conjunction with, and is qualified by reference to, Item 5. “Operating and Financial Review and Prospects” and our Consolidated Financial Statements and related notes thereto.

Years Ended December 31,	2006		2005		2004		2003		2002
	(In millions, except per share data)

Income Statement Data:
Total revenue	$560.4		$490.3		$481.7		$685.6		$1,093.1
Operating loss	$(166.4	)(1)	$(198.5	)(2)	$(302.1	)(3)	$(360.5	)(4)	$(608.7	)(5)
Net loss from continuing operations	$(267.3)		$(384.2)		$(413.7)		$(474.6)		$(2,169.6)
Net income/(loss) from discontinued operations	—		0.6		19.0		(31.5)		(188.6)

Net loss	$(267.3	)(1)	$(383.6	)(6)	$(394.7	)(3)	$(506.1	)(7)	$(2,358.2	)(8)
Basic loss per Ordinary Share(9) from continuing operations	$(0.62)		$(0.93)		$(1.06)		$(1.33)		$(6.20)
from discontinued operations	—		—		0.05		(0.09)		(0.54)

Total basic loss per Ordinary Share	$(0.62)		$(0.93)		$(1.01)		$(1.42)		$(6.74)
Diluted loss per Ordinary Share(9) from continuing operations	$(0.62)		$(0.93)		$(1.06)		$(1.33)		$(6.20)
from discontinued operations	—		—		0.05		(0.09)		(0.54)

Total diluted loss per Ordinary Share	$(0.62)		$(0.93)		$(1.01)		$(1.42)		$(6.74)

At December 31,	2006	2005	2004	2003	2002
	(In millions)

Balance Sheet Data:
Cash and cash equivalents	$1,510.6	$1,080.7	$1,347.6	$778.2	$984.5
Restricted cash	$23.2	$24.9	$192.7	$33.1	$29.4
Investment securities — current	$11.2	$10.0	$65.5	$349.4	$450.6
Total assets	$2,746.3	$2,340.9	$2,975.9	$3,029.8	$4,031.7
Debts	$2,378.2	$2,017.2	$2,260.0	$1,500.0	$1,046.3
Total shareholders’ equity	$85.1	$16.9	$205.0	$617.9	$843.1
Weighted-average number of shares outstanding — Basic and diluted	433.3	413.5	390.1	356.0	349.7

(1)	After other net gains of $20.3 million, primarily relating to an arbitration award of $49.8 million, offset by acquired in-process research and development costs of $22.0 million and severance, restructuring and other costs of $7.5 million; and after a $43.1 million net gain on sale of products and businesses.

(2)	After other net charges of $4.4 million, primarily relating to net severance, restructuring and other costs of $14.4 million, offset by a credit of $10.0 million primarily associated with a litigation settlement; and after a $103.4 million net gain on sale of businesses.

(3)	After other net charges of $59.8 million, primarily relating to the settlement of the US Securities and Exchange Commission (SEC) investigation and the shareholder class action lawsuit of $56.0 million; and after a $44.2 million net gain on sale of businesses.

(4)	After other net charges of $403.2 million, primarily relating to asset impairments of $32.6 million, severance, restructuring and other costs of $29.7 million, EPIL III/EPIL II waiver fee of $16.8 million, and the purchase of royalty rights of $297.6 million; and after a net gain of $267.8 million on the sale of businesses and repurchase of debt.

(5)	After other net charges of $500.7 million, primarily relating to asset impairments of $266.1 million, severance, restructuring and other costs of $77.8 million and the purchase of royalty rights of $121.0 million, partially offset by a gain of $37.7 million on the repurchase of debt.

(6)	After other net charges of $4.4 million, primarily relating to net severance, restructuring and other costs of $14.4 million, offset by a credit of $10.0 million primarily associated with a litigation settlement; a $103.4 million net gain on sale of businesses; and after a net charge of $51.8 million on the retirement of debt.

(7)	After other net charges of $403.2 million, primarily relating to asset impairments of $32.6 million, severance, restructuring and other costs of $29.7 million and the purchase of royalty rights of $297.6 million, offset by a net gain of $267.8 million on the sale of businesses and repurchase of debt; and after charges of $136.5 million, primarily relating to investments and the guarantee issued to the noteholders of Elan Pharmaceutical Investments II, Ltd. (EPIL II).

(8)	After other net charges of $500.7 million, primarily relating to asset impairments of $266.1 million, severance, restructuring and other costs of $77.8 million and the purchase of royalty rights of $121.0 million, partially offset by a gain of $37.7 million on the repurchase of debt; and after charges of $1,443.0 million, primarily relating to investment impairments and the guarantee issued to the noteholders of EPIL II.

(9)	Earnings per share is based on the weighted-average number of outstanding Ordinary Shares and the effect of potential dilutive securities including options, warrants and convertible securities, unless anti-dilutive.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Our future success depends upon the successful commercialization of Tysabri and the successful development and commercialization of additional products. If Tysabri is not commercially successful, either because of the incidence of serious adverse events associated with Tysabri (including cases of PML) or for other reasons, and if we do not successfully develop and commercialize additional products, we will be materially and adversely affected.

While approximately half of our 2006 revenue was generated by our Elan Drug Technologies (EDT) business unit, we have only four marketed products and several potential products in the early stages of clinical development. Our future success depends upon the successful commercialization of Tysabri and the development and the successful commercialization of additional products.

Uncertainty created by the serious adverse events that have occurred or may occur, with respect to Tysabri, and the restrictive labeling and distribution system for Tysabri mandated by regulatory agencies, may significantly impair the commercial potential for Tysabri.  If there are more serious adverse events in patients treated with Tysabri (including cases of PML), then we may be seriously and adversely affected.

We commit substantial resources to our R&D activities, including collaborations with third parties such as Biogen Idec Inc. (Biogen Idec) with respect to Tysabri.  We have committed significant resources to the development and the commercialization of Tysabri and to the other potential products in our development pipeline. These investments may not be successful.

In the pharmaceutical industry, the R&D process is lengthy, expensive and involves a high degree of risk and uncertainty. This process is conducted in various stages and, during each stage, there is a substantial risk that potential products in our R&D pipeline, including product candidates from our Alzheimer’s disease research programs such as AAB-001, AZD-103/ELND-005 and ACC-001, will experience difficulties, delays or failures. A number of factors could affect our ability to successfully develop and commercialize products, including our ability to:

•	Establish sufficient safety and efficacy of new drugs or biologics;

•	Obtain and protect necessary intellectual property for new technologies, products and processes;

•	Recruit patients in clinical trials;

•	Complete clinical trials on a timely basis;

•	Observe applicable regulatory requirements;

•	Receive and maintain required regulatory approvals;

•	Obtain competitive/favorable reimbursement coverage for developed products on a timely basis;

•	Manufacture or have manufactured sufficient commercial quantities of products at reasonable costs;

•	Effectively market developed products; and

•	Compete successfully against alternative products or therapies.

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

At December 31, 2006, we had $2,378.2 million of debt. At such date, we had cash and cash equivalents and restricted cash of $1,533.8 million. Our substantial indebtedness could have important consequences to us. For example, it could:

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

We estimate that we have sufficient cash, liquid resources and current assets and investments to meet our liquidity requirements for at least the next twelve months. Although we expect to continue to incur operating losses in 2007, in making our liquidity estimates, we have also assumed a certain level of operating performance. Our future operating performance will be affected by general economic, financial, competitive, legislative, regulatory and business conditions and other factors, many of which are beyond our control. If our future operating performance does not meet our expectations, including our failure to successfully commercialize Tysabri on a timely basis, then we could be required to obtain additional funds. If our estimates are incorrect or are not consistent with actual future developments and we are required to obtain additional funds, then we may not be able to obtain those funds on commercially reasonable terms, or at all, which would have a material adverse effect on our financial condition. In addition, if we are not able to generate sufficient liquidity from operations, we may be forced to curtail programs, sell assets or otherwise take steps to reduce expenses. Any of these steps may have a material adverse effect on our prospects.

Restrictive covenants in our debt instruments restrict or prohibit our ability to engage in or enter into a variety of transactions, which could adversely affect us.

The agreements governing our outstanding indebtedness contain various restrictive covenants that limit our financial and operating flexibility. The covenants do not require us to maintain or adhere to any specific financial ratio, but do restrict within limits our ability to, among other things:

•	Incur additional debt;

•	Create liens;

•	Enter into transactions with related parties;

•	Enter into some types of investment transactions;

•	Engage in some asset sales or sale and leaseback transactions;

•	Pay dividends or buy back our Ordinary Shares; and

•	Consolidate, merge with, or sell substantially all our assets to, another entity.

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

Our product Azactam lost its basic US patent protection in October 2005. We expect that Azactam will be subject to generic competition in 2007 and that our sales of Azactam will be materially and adversely affected by such generic competition. However, to date, no generic Azactam product has been approved.

In addition, the US basic patent covering our product Maxipime for injection expires in March 2007. Two formulation US patents covering Maxipime expire in February 2008. Maxipime may become subject to generic competition following the expiration of the basic patent or after expiration of the formulation patents and that would materially and adversely affect our sales of Maxipime.

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

We do not manufacture Tysabri, Prialt, Maxipime or Azactam. Our dependence upon collaborators and third parties for the manufacture of our products may result in unforeseen delays or other problems beyond our control. For example, if our third-party manufacturers are not in compliance with current good manufacturing practices (cGMP) or other applicable regulatory requirements, then the supply of our products could be materially adversely affected. If we are unable to retain or obtain replacements for our third-party manufacturers or if we experience delays or difficulties with our third-party manufacturers in producing our products (as we did with Maxipime in 2006 and prior years), then sales of these products could be materially and adversely affected. In this event, we may be unable to enter into alternative manufacturing arrangements on commercially reasonable terms, if at all.

Our manufacturers require supplies of raw materials for the manufacture of our products. We do not have dual sourcing of our required raw materials. The inability to obtain sufficient quantities of required raw materials could materially adversely affect the supply of our products.

Buying patterns of wholesalers and distributors may cause fluctuations in our periodic results.

Our product revenue may vary periodically due, in part, to buying patterns of our wholesalers and distributors. In the event that wholesalers and distributors determine, for any reason, to limit purchases of our products, sales of those products would be adversely affected. For example, wholesalers and distributors may order products in larger than normal quantities prior to anticipated price increases for those products. This excess purchasing in any period could cause sales of those products to be lower than expected in subsequent periods.

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

Recent reforms in Medicare added a prescription drug reimbursement benefit for all Medicare beneficiaries. Although we cannot predict the full effects on our business of this legislation, it is possible that the new benefit, which is being managed by private health insurers, pharmacy benefit managers, and other managed care organizations, will result in decreased reimbursement for prescription drugs, which may further exacerbate industry-wide pressure to reduce the prices charged for prescription drugs. This could harm our ability to generate revenues. In addition, Managed Care Organizations, HMOs, Preferred Provider Organizations, institutions and other government agencies continue to seek price discounts. In addition, certain states have proposed and certain other states have adopted various programs to control prices for their seniors’ and low-income drug programs, including price or patient reimbursement constraints, restrictions on access to certain products, importation from other countries, such as Canada, and bulk purchasing of drugs.

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

In addition to the US Food and Drug Administration (FDA) restrictions on marketing of pharmaceutical products, several other types of state and federal laws have been applied to restrict some marketing practices in the pharmaceutical industry in recent years. These laws include anti-kickback statutes and false claims statutes.

The federal health care program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting, or receiving remuneration to induce or in return for purchasing, leasing, ordering, or arranging for the purchase, lease, or order of any health care item or service reimbursable under Medicare, Medicaid, or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one-hand and prescribers, purchasers, and formulary managers on the other. Although there are a number of statutory exemptions and regulatory safe harbors protecting some common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases, or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Our practices may not in all cases meet all of the criteria for safe harbor protection from anti-kickback liability.

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

In January 2006, Elan received a subpoena from the US Department of Justice and the Department of Health and Human Services, Office of Inspector General asking for documents and materials primarily related to our marketing practices for Zonegran. In April 2004, we completed the sale of our interests in Zonegran in North America and Europe to Eisai Co. Ltd. (Eisai). We are cooperating with the government in its investigation. The resolution of this Zonegran matter could require Elan to pay substantial fines and to take other actions that could have a material adverse effect on Elan. In April 2006, Eisai delivered to Elan a notice making a contractual claim for indemnification in connection with a similar subpoena received by Eisai.

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

We must obtain and maintain approval for our products from regulatory authorities before such products may be sold in a particular jurisdiction. The submission of an application to a regulatory authority with respect to a product does not guarantee that approval to market the product will be granted. Each authority generally imposes its own requirements and may delay or refuse to grant approval, even though a product has been approved in another country. In our principal markets, including the United States, the approval process for a new product is complex, lengthy, expensive and subject to unanticipated delays. We cannot be sure when or whether approvals from regulatory authorities will be received or that the terms of any approval will not impose significant limitations that could negatively impact the potential profitability of the approved product. Even after a product is approved, it may be subject to regulatory action based on newly discovered facts about the safety and efficacy of the product, on any activities that regulatory authorities consider to be improper or as a result of changes in regulatory policy. Regulatory action may have a material adverse effect on the marketing of a product, require changes in the product’s labeling or even lead to the withdrawal of the regulatory marketing approval of the product.

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

The environmental laws of many jurisdictions impose actual and potential obligations on us to remediate contaminated sites. These obligations may relate to sites that we currently own or lease, sites that we formerly owned or operated, or sites where waste from our operations was disposed. These environmental remediation obligations could significantly impact our operating results. Stricter environmental, safety and health laws and enforcement policies could result in substantial costs and liabilities to us, and could subject our handling, manufacture, use, reuse or disposal of substances or pollutants to more rigorous scrutiny than is currently the case. Consequently, compliance with these laws could result in significant capital expenditures, as well as other costs and liabilities, which could materially adversely affect us.

If we fail to comply with our reporting and payment obligations under the Medicaid rebate program or other governmental pricing programs, then we could be subject to additional reimbursements, penalties, sanctions and fines, which could have a material adverse effect on our business.

As a condition of reimbursement under Medicaid, we participate in the US federal Medicaid rebate program, as well as several state rebate programs. Under the federal and state Medicaid rebate programs, we pay a rebate to each state for our products that are reimbursed by those programs. The amount of the rebate for each unit of product is set by law based on reported pricing data. The rebate amount may also include a penalty if our prices increase faster than the rate of inflation.

As a manufacturer of single source, innovator and non-innovator multiple source products, rebate calculations vary among products and programs. The calculations are complex and, in some respects, subject to interpretation by governmental or regulatory agencies, the courts and us. The Medicaid rebate amount is computed each quarter based on our pricing data submission to the Centers for Medicare and Medicaid Services at the US Department of Health and Human Services. The terms of our participation in the program impose an obligation to correct the prices reported in previous quarters, as may be necessary. Any such corrections could result in an overage or shortfall in our rebate liability for past quarters (up to 12 past quarters), depending on the direction of the correction. Governmental agencies may also make changes in program interpretations, requirements or conditions of participation, some of which may have implications for amounts previously estimated or paid.

US Federal law requires that any company that participates in the federal Medicaid rebate program extend comparable discounts to qualified purchasers under the Public Health Services pharmaceutical pricing program. This pricing program extends discounts comparable to the Medicaid net price to a variety of community health clinics and other entities that receive health services grants from the Public Health Service, as well as outpatient utilization at hospitals that serve a disproportionate share of poor patients.

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

Risks relating to product liability claims are inherent in the development, manufacturing and marketing of our products. Any person who is injured while using one of our products or products which we are responsible for, may have a product liability claim against us. Since we distribute and sell our products to a wide number of end users, the risk of such claims could be material. Persons who participate in clinical trials involving our products may also bring product liability claims.

Excluding any self-insured arrangements we currently do not maintain product liability insurance for the first $25.0 million of aggregate claims, but do maintain coverage for the next $150.0 million with our insurers. Our insurance coverage may not be sufficient to cover fully all potential claims, nor can we guarantee the solvency of any of our insurers.

If our claims experience results in higher rates, or if product liability insurance otherwise becomes costlier because of general economic, market or industry conditions, then we may not be able to maintain product liability coverage on acceptable terms. If sales of our products increase materially, or if we add significant products to our portfolio, then we will require increased coverage and may not be able to secure such coverage at reasonable rates or terms.

We and some of our officers and directors have been named as defendants in putative class actions; an adverse outcome in the class actions could have a material adverse effect on us.

We and some of our officers and directors have been named as defendants in putative class actions filed in 2005. The class action complaints allege claims under the US federal securities laws and state laws. The complaints allege that we caused the release of materially false or misleading information regarding Tysabri. The complaints seek damages and other relief that the courts may deem just and proper. We believe that the claims in the lawsuits are without merit and intend to defend against them vigorously.

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

Elan, an Irish public limited company, is a neuroscience-based biotechnology company headquartered in Dublin, Ireland. We were incorporated as a private limited company in Ireland in December 1969 and became a public limited company in January 1984. Our principal executive offices are located at Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland and our telephone number is 353-1-709-4000. Our principal R&D, manufacturing and marketing facilities are located in Ireland and the United States.

B.	Business Overview

Our operations are organized into two business units: Biopharmaceuticals and EDT. Biopharmaceuticals engages in research, development and commercial activities and includes our activities in the areas of autoimmune diseases, neurodegenerative diseases, and our specialty business group. EDT focuses on product development, scale-up and manufacturing to address drug optimization challenges of the pharmaceutical industry.

In the area of autoimmune diseases, we continue to research and develop novel therapies that may help patients who suffer from diseases where an immune reaction is mistakenly directed at cells, tissues and organs in different parts of the body. Currently there are few autoimmune diseases for which the disease can be reversed or cured; autoimmune diseases are, therefore, often chronic, requiring life-long care. The wide range of autoimmune diseases includes multiple sclerosis (MS), Crohn’s disease (CD), ulcerative colitis and rheumatoid arthritis (RA).

In the area of neurodegenerative diseases, we continue to focus on Alzheimer’s disease and Parkinson’s disease. Our R&D efforts in Alzheimer’s disease and Parkinson’s disease span more than two decades. In the United States and throughout the world, Alzheimer’s disease and related disorders represent a significant unmet medical need. While a number of approved treatment options exist for Alzheimer’s disease and Parkinson’s disease, available options do not address the underlying causes of the diseases nor their progression.

Our specialty business group encompasses our commercial activities related to meeting the needs of specialists treating severe bacterial infections in hospitals, and pain specialists addressing severe chronic pain. Our products are the antibacterial hospital products Maxipime and Azactam, and Prialt, a new class of treatment for severe chronic pain, which we launched in the United States in January 2005.

EDT focuses on product development, scale-up and manufacturing to address drug optimization challenges of the pharmaceutical industry. For more than 37 years, Elan has been applying its skills and knowledge to enhance the performance of dozens of drugs that have been marketed worldwide.

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

Elan’s therapeutic strategy for treating autoimmune diseases is to identify mechanisms common to autoimmune diseases, and develop novel therapeutics that stop the underlying causes of disease. Alpha 4 integrin is a protein expressed by immune cells that allows those cells to leave the blood stream and invade target tissue. Blocking alpha 4 integrin stops immune cells from entering tissues.

  Tysabri

Tysabri is an alpha 4 integrin antagonist. Tysabri is designed to inhibit immune cells from leaving the bloodstream and to prevent these immune cells from migrating into chronically inflamed tissue where they may cause or maintain inflammation. Tysabri was developed and is now being commercialized by us in collaboration with Biogen Idec.

  FDA Review of Tysabri for the Treatment of Multiple Sclerosis

In June 2006, the FDA approved the re-introduction of Tysabri for the treatment of relapsing forms of MS. Approval for the marketing of Tysabri in the European Union was also received in June 2006. The distribution of Tysabri in both the United States and European Union commenced in July 2006.

The FDA granted approval for the reintroduction of Tysabri based on the review of Tysabri clinical trial data, revised labeling with enhanced safety warnings, and a risk management plan called the Tysabri Outreach: Unified

Commitment to Health (TOUCH Prescribing Program), which is designed to inform physicians and patients of the benefits and risks of Tysabri treatment and minimize potential risk of PML. Under the TOUCH Prescribing Program, only prescribers, infusion centers and pharmacies associated with infusion centers registered in the TOUCH Prescribing Program are able to prescribe, infuse or distribute Tysabri.  Elan has contracted with a single distributor and twelve specialty pharmacies to distribute product in accordance with the requirements of the TOUCH Prescribing Program.

The reintroduction of Tysabri was the culmination of a 17-month process and encompassed the following events:

•	On February 28, 2005, we and Biogen Idec announced the voluntary suspension of the commercialization and dosing in clinical trials of Tysabri, based on two reports of PML. PML is an opportunistic viral infection of the brain that usually leads to death or severe disability.

•	We and Biogen Idec subsequently initiated a comprehensive safety evaluation of Tysabri and any possible link to PML. The safety evaluation was comprised of a complete review of all clinical trial data. We and Biogen Idec worked with clinical trial investigators and PML and neurology experts to evaluate more than 3,000 patients in MS, CD and RA trials. The safety evaluation also included a review of any reports of potential PML in patients receiving Tysabri in the commercial setting.

•	In March 2005, we announced that the safety evaluation had led to a posthumous reassessment of PML in a patient in an open label CD clinical trial. The patient died in December 2003, and the case was originally reported by a clinical trial investigator as malignant astrocytoma.

•	In August 2005, we reported that findings from the safety evaluation of Tysabri in patients with MS resulted in no new confirmed cases of PML beyond the three previously reported. In October 2005, we reported the same results from our evaluation of patients with CD and RA.

•	In September 2005, we and Biogen Idec announced that we had submitted a supplemental Biologics License Application (sBLA) for Tysabri to the FDA for the treatment of MS and would submit a similar data package to the European Medicines Agency (EMEA). In November 2005, the sBLA was accepted and designated for Priority Review by the FDA, and the European submission was accepted for review.

•	In February 2006, we and Biogen Idec were informed by the FDA that it had removed the hold on clinical trial dosing of Tysabri in MS in the United States.

•	On March 8, 2006, the Peripheral and Central Nervous System Drug (PCNS) Advisory Committee voted unanimously to recommend that Tysabri be reintroduced as a treatment for relapsing forms of MS.

•	On March 29, 2006, we and Biogen Idec announced the re-initiation of Tysabri clinical trial dosing in MS. Specifically, it was announced that the first patients were enrolled and dosed in the Tysabri monotherapy safety extension study program in MS.

•	On April 28, 2006, we and Biogen Idec announced that the Committee for Medicinal Products for Human Use, the scientific committee of the EMEA, issued a positive opinion recommending marketing authorization for Tysabri as a treatment for relapsing-remitting MS to delay the progression of disability and reduce the frequency of relapses.

•	On June 29, 2006, the EMEA approved Tysabri for the treatment of relapsing-remitting forms of MS.

In both the United States and Europe, special provisions are in place to ensure patients are informed of the risks of therapy and to enhance collection of post-marketing safety data and utilization of Tysabri in MS.

  Evaluating Tysabri in Crohn’s Disease

In collaboration with Biogen Idec, we are evaluating Tysabri as a treatment for CD. In September 2004, we submitted a Marketing Authorization Application to the EMEA for the approval of Tysabri for the treatment of CD. Following approval of Tysabri as a treatment for MS in 2006, we have re-initiated discussion with the EMEA and expect European regulatory action regarding Tysabri in CD in 2007. A sBLA for Tysabri as a treatment for CD in the

United States was filed with the FDA on December 15, 2006 and has been accepted for review. The filing was based on the results of three randomized, double-blind, placebo-controlled, multi-center trials of Tysabri assessing its safety and efficacy as both an induction and maintenance therapy.

Autoimmune Diseases Research & Development

Our ongoing research in autoimmune diseases is primarily based on cell trafficking and focuses on discovering disease-modifying approaches to treating a wide range of autoimmune diseases, including MS, CD and RA. Tysabri emerged from this research program. We remain focused on discovering disease-modifying approaches to treating a wide range of autoimmune diseases, including MS, CD and RA. In 2006, we expanded our research in autoimmune diseases to include novel anti-inflammatory approaches in addition to our core alpha 4 integrin programs.

Since first publishing the hypothesis concerning the therapeutic potential of blocking alpha 4 integrin in 1992, our scientists have been expanding and refining our understanding of how cells enter tissues. We now have a clear understanding of how cells enter the gut, brain, or joints, and cause the damage characteristic of MS, CD, and RA. Through the course of this work we have developed small molecules that can selectively block particular alpha 4 integrin interactions. The first drug candidate evolving from this effort is ELND-001, which is in Phase 1. Further work is ongoing for other molecules that target the alpha 4 integrin pathway.

In June 2006, we entered into a multi-product alliance with Archemix Corp. (Archemix) to discover, develop and commercialize aptamer therapeutics for autoimmune diseases. This program is in the discovery phase.

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

Alzheimer’s disease is a degenerative brain disorder that primarily affects older persons. Alzheimer’s disease can begin with forgetfulness and progress into more advanced symptoms, including confusion, language disturbances, personality and behavior changes, impaired judgment and profound dementia. As the disease advances, most patients will eventually need complete skilled nursing care, and in the absence of other illnesses, the progressive loss of brain function itself will likely cause death.

Parkinson’s disease is a progressive degenerative neurologic movement disorder that destroys nerve cells in the part of the brain responsible for muscle control and movement. This creates problems walking, maintaining balance and coordination in patients diagnosed with the disease.

Our Scientific Approach to Alzheimer’s Disease and Related Disorders

Our scientific approach to treating Alzheimer’s disease focuses on the beta amyloid hypothesis, as it is believed that blocking the generation of beta amyloid in the brain or enhancing the clearance of beta amyloid will result in the successful treatment of Alzheimer’s disease patients. The beta amyloid hypothesis asserts that beta amyloid is involved in the formation of the plaque that causes the disruption of memory and cognition that is the hallmark of Alzheimer’s disease. This hypothesis is also the leading approach to developing therapeutic treatments that may fundamentally alter the progression of the disease, and evidence suggests that clearance of beta amyloid may lead to improved function in Alzheimer’s disease patients.

Beta amyloid, also known as Abeta, is actually a small part of a larger protein called the amyloid precursor protein (APP). Beta amyloid is formed when certain enzymes called secretases “clip” (or cleave) APP. It is becoming increasingly clear that once beta amyloid is released, it exists in multiple physical forms with distinct functional activities. It is believed that the toxic effects of these forms are likely responsible for the complex mental disruption characteristic of Alzheimer’s disease.

Alzheimer’s Research and Development

Our scientists are investigating three key therapeutic approaches that target the elimination and prevention of production or aggregation of beta amyloid. In collaboration with Wyeth, we are developing beta amyloid immunotherapies. Separately, we have research programs focused on small molecule inhibitors of beta secretase and gamma secretase, enzymes whose actions result in the over-production of beta amyloid in the brains of patients with Alzheimer’s disease. In addition, in September 2006 we entered into a collaboration agreement with Transition Therapeutics, Inc. (Transition) to develop AZD-103 (also referred to as AZD-103/ELND-005), a small molecule therapeutic that acts by breaking down and preventing the aggregation of beta amlyoid fibrils.

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

Our scientists have developed a series of monoclonal antibodies and active immunization approaches that may have the ability to selectively clear a variety of beta amyloid species. These new approaches have the potential to deliver immunotherapies with potent and broad therapeutic activity. Our AAB-001, AAB-002 and ACC-001 programs have emerged from this work.

AAB-001

We, in collaboration with Wyeth, are pursuing beta amyloid immunotherapy for mild to moderate Alzheimer’s disease in Phase 2 studies of a humanized monoclonal antibody, AAB-001. This therapeutic antibody is thought to bind and clear beta amyloid peptide and is designed to provide antibodies to beta amyloid directly to the patient, rather than requiring patients to mount their own responses.

Animal studies have shown that this approach is as effective in clearing beta amyloid from the brain as active immunization methods. By providing such a “passive immunization” approach for treatment of Alzheimer’s disease, the benefits demonstrated with an earlier active immunization study may be retained, while the safety concerns of the earlier approach may be greatly reduced or eliminated due to the absence of stimulation of the patient’s immune response to beta amyloid.

During the first half of 2005, we initiated two Phase 2 clinical trials with AAB-001. Both trials are randomized, double-blind, placebo-controlled, multiple ascending dose studies with four dose cohorts. One trial includes approximately 240 patients and the other includes approximately 30 patients, all with mild to moderate Alzheimer’s disease. The patients are being followed for 18 months. Data from this clinical trial will be used to design the next phase of clinical trials. It will also determine the time point at which this program can progress into the next phase of clinical trials.

AAB-002

We anticipate a potential filing of an IND in 2007 for AAB-002, a follow-on antibody program, which is also in collaboration with Wyeth. This antibody has demonstrated unique attributes in our experimental animal models when compared to AAB-001.

ACC-001

We, in collaboration with Wyeth, are also developing ACC-001, a novel beta amyloid-related active immunization approach. ACC-001 is in a Phase 1 clinical study designed to study safety and immunogenicity in patients with mild to moderate Alzheimer’s disease. The ACC-001 approach is intended to induce a highly specific antibody response to beta amyloid. The goal is to clear beta amyloid while minimizing side effects such as inflammation of the central nervous system. Initiation of Phase 2 clinical trials has been targeted for 2007.

Our Secretase Inhibitor Research

Beta and gamma secretases are proteases (enzymes that break down other proteins) that appear to clip the APP, resulting in the formation of beta amyloid. This is significant because if the “clipping” of APP could be prevented, the pathology of Alzheimer’s disease may be changed. We have been at the forefront of research in this area, publishing extensively since 1989, and have developed and are pursuing advanced discovery programs focused on molecule inhibitors of beta and gamma secretases.

Beta Secretase

Beta secretase is believed to initiate the first step in the formation of beta amyloid, the precursor to plaque development in the brain. We have been an industry leader in beta secretase research for more than 10 years. Our findings concerning the role beta secretase plays in beta amyloid production, published in Nature in 1999, are considered a landmark discovery. Today, we continue to be at the center of understanding the complexities of beta secretase and advancing agents that inhibit its role in Alzheimer’s disease pathology. In 2005, we resolved our dispute with Pfizer Inc. (Pfizer), our former collaborator on the beta secretase program. The settlement allows for both companies to operate with freedom in the beta secretase space. We are continuing our pre-clinical drug discovery efforts, including expansion of our strategic industry-leading patent portfolio covering beta secretase small molecule inhibitors.

Gamma Secretase

Gamma secretase is an unusual multi-protein complex that is thought to play a significant role in the formation of beta amyloid. We have played a critical leadership role in the increased awareness of how gamma secretase may affect Alzheimer’s disease pathology. Our finding, published in 2001, that functional gamma secretase inhibitors appear to reduce beta amyloid levels in the brain, was an important step in this area of Alzheimer’s disease research. We continued to progress our gamma secretase discovery program in 2006.

AZD-103/ELND-005

In 2006, we entered into a collaboration with Transition to develop a small molecule approach to the treatment of mild to moderate Alzheimer’s disease. The molecule is a beta-amyloid anti-aggregate. Based upon pre-clinical data, by blocking the aggregation of amyloid beta, clearance of amyloid occurs and plaque build up is prevented.

Daily oral treatment with this compound has been shown to prevent cognition decline in a transgenic mouse model of Alzheimer’s disease, with reduced amyloid plaque load in the brain accompanied with an increased survival rate of these animals.

In 2006, three Phase 1 Single Ascending Dose studies were conducted by Transition showing that AZD-103/ELND-005 has a favorable pharmacokinetic profile and is safe and well tolerated. No significant drug-related adverse events have been reported to date.

In 2007, we will conduct additional clinical and non-clinical studies to support the initiation of a Phase 2 trial, targeted for 2007. This Phase 2 study will be a randomized, double-blind, placebo-controlled, dose-ranging study in mild to moderate Alzheimer’s disease patients.

Parkinson’s Research

Parkinson’s disease is believed to be a result of misfolded proteins in the brain. Parkinson’s disease is characterized by the accumulation of aggregated alpha-synuclein, or Lewy bodies, in degenerating neurons in particular regions of the brain.

Our early discovery efforts in Parkinson’s disease are guided by our expertise and leadership in Alzheimer’s disease research. We made significant scientific progress in 2006, identifying unusual modified forms of alpha-synuclein in human Parkinson’s disease brain tissue. These unique forms have led us to a series of therapeutic targets that will be a focus of our small and large molecule drug discovery efforts over the next few years.

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

SPECIALTY BUSINESS GROUP

Our specialty business group encompasses our commercial activities related to meeting the needs of specialists treating severe bacterial infections in hospitals, and pain specialists addressing severe chronic pain. Our products are the antibacterial hospital products Maxipime and Azactam, and Prialt, a new class of therapy for patients suffering from severe chronic pain.

Prialt

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

In January 2005, we launched Prialt in the United States. We believe Prialt represents an important therapeutic option addressing an unmet need, and that it has the potential for significant patient impact and market contribution in the area of severe chronic pain. Revenue from sales of Prialt totaled $12.1 million for 2006 (2005: $6.3 million). In March 2006, Elan completed the sale of the Prialt rights in Europe to Eisai, while retaining the product rights in the United States.

Hospital Business and Products

Severe bacterial infections remain a major medical concern. We market two products that treat severe bacterial infections, each designed to address medical needs within the hospital market.

Maxipime

We licensed the US marketing rights to Maxipime from Bristol-Myers Squibb Company (Bristol-Myers) in January 1999. Maxipime is a fourth-generation injectable cephalosporin antibiotic used to treat patients with serious and/or life-threatening infections. Pulmonologists, infectious disease specialists, emergency medicine specialists, surgeons, internal medicine physicians, hematologists and oncologists prescribe Maxipime for patients with severe infections requiring hospitalization, such as pneumonia, urinary tract infection and febrile neutropenia. Attributes of Maxipime are its broad spectrum of activity, including activity against many pathogens resistant to other antibiotics, ease of use and favorable pharmaco-economic profile. Revenue from sales of Maxipime totaled

$159.9 million for 2006 (2005: $140.3 million). The basic US patent on Maxipime expires in March 2007. Two other US patents covering Maxipime formulations expire in February 2008.

Azactam

We licensed the US marketing rights to this injectable antibiotic from Bristol-Myers in January 1999. Azactam is a monobactam and is principally used by surgeons, infectious disease specialists and internal medicine physicians to treat pneumonia, post-surgical infections and septicemia. Azactam is often used in these infections for patients who have a known or suspected penicillin allergy. Revenue from sales of Azactam totaled $77.9 million for 2006 (2005: $57.7 million). The basic US patent on Azactam expired in October 2005. No generic Azactam product has been approved to date, however we expect that generic competition to Azactam will emerge in 2007.

Please refer to Item 5A. “Operating Results” for additional information concerning our revenue by category for 2006, 2005 and 2004.

Pipeline & Products

Discovery
Preclinical
Phase 1
Phase 2
Phase 3
Filed
Approved
Marketed
Autoimmune Diseases
Multiple Sclerosis
Tysabri® (natalizumab) (US)*
Tysabri® (natalizumab) (EU)*
Crohn's Disease
Tysabri® (natalizumab) (US)*
Tysabri® (natalizumab) (EU)*
Autoimmune Diseases
ELND-001
ELND-002
Autoimmune Research
Neurodegenerative Diseases
Alzheimer's Disease Immunotherapies**
AAB-001 Monoclonal Antibody
AAB-002 Monoclonal Antibody
ACC-001 Immunoconjugate
Alzheimer's Disease Secretase Inhibitors
Beta Secretase Research
Gamma Secretase Research
Abeta Aggregation Inhibitors***
AZD-103/ELND-005
Parkinson's Disease
Parkinson's Research
Specialty Business
Severe Chronic Pain
Prialt® (ziconotide intrathecal infusion) (US)
Infectious Diseases
Azactam™ (aztreonam for injection, USP) (US)
Maxipime™ (cefepime hydrochloride) (US)

* Developed in collaboration with Biogen Idec.
** Developed in collaboration with Wyeth.
*** Developed in collaboration with Transition.

ELAN DRUG TECHNOLOGIES

For more than 37 years, we have been applying our skills and knowledge to enhance the performance of dozens of drugs that have been marketed in many countries worldwide. EDT focuses on product development, scale-up and manufacturing to address drug optimization challenges of the pharmaceutical industry. EDT offers the industry a suite of proprietary technology-driven solutions. EDT recorded total revenue of $284.6 million in 2006 (2005: $261.2 million).

Our NanoCrystaltm technology continues to be one of the key platforms that differentiates EDT. Sales by third parties of products incorporating NanoCrystal technology continued to grow in 2006. During 2006, we signed a number of development agreements with third parties, including a license agreement with Abbott Pharmaceutical PR Ltd. (Abbott) to develop a single fixed-dose combination of TriCor® and Crestor® for high cholesterol patients.

Elan’s Patented and Commercialized NanoCrystal Technology

Elan’s NanoCrystal technology is a drug optimization technology applicable to poorly water-soluble compounds. It is covered by numerous US and international patents and patent applications and is part of a suite of technologies that EDT offers to third-party clients.

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

Products developed and now commercialized in the United States using Elan’s NanoCrystal technology include:

•	Emend® — oral tablet form of aprepitant, a poorly water-soluble compound;

•	Megace® ES — concentrated oral suspension, with reduced dose and improved dissolution and bioavailability;

•	Rapamune® — convenient oral tablet form eliminating reconstitution and refrigerated storage of original compound; and

•	TriCor — new formulation of Abbott’s fenofibrate, which can be taken without regard to food.

Manufacturing and Scale-up Activities

The combination of development and manufacturing capabilities on the same sites in EDT allows for streamlined scale-up and transfer to commercial scale manufacturing activities. EDT’s principal manufacturing and development facilities are located in Athlone, Ireland and in King of Prussia, Pennsylvania and Gainesville, Georgia, in the United States. Our range of services includes formulation development, analytical development, clinical trial manufacturing and scale-up, including sterile fill and finish as well as product registration support. The Athlone campus comprises more than 460,000 square feet under roof, of which 218,000 square feet is dedicated to manufacturing.

ENVIRONMENT

Many factors and elements contribute to the environment in which we conduct our activities. Key factors and elements include the pharmaceutical market, government regulation, the product approval process, manufacturing, patents and intellectual property rights, competition, distribution, raw materials and product supply, employees and principal properties.

Pharmaceutical Market

The US market is our most important market. Please refer to Note 31 to the Consolidated Financial Statements for an analysis of revenue by geographic region. For this reason, the factors discussed below, such as “Government Regulation” and “Product Approval,” place emphasis on requirements in the United States.

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

Governmental authorities, including the FDA and comparable regulatory authorities in other countries, regulate the design, development, testing, manufacturing and marketing of pharmaceutical products. For example, the Federal Food, Drug and Cosmetics Act, the Public Health Service Act, the Controlled Substances Act and other federal statutes and regulations impose requirements on the clinical and non-clinical testing, safety, effectiveness, manufacturing, labeling, storage, recordkeeping, reporting, advertising, marketing, import, export, distribution and approval of our products in the United States. Non-compliance with applicable requirements can result in fines and other judicially imposed sanctions, including product seizures, import restrictions, injunctive actions and criminal prosecutions. In addition, administrative remedies can involve requests to recall violative products, the refusal of the government to enter into supply contracts or the refusal to approve pending product approval applications for drugs, biological products, or medical devices, until manufacturing or other alleged deficiencies are brought into compliance. The FDA also has the authority to cause the withdrawal of approval of a marketed product or to impose labeling restrictions.

In addition, the US Centers for Disease Control and Prevention regulate select biologics and toxins. This includes registration and inspection of facilities involved in the transfer or receipt of select agents. Select agents are subject to specific regulations for packaging, labeling and transport. Non-compliance with applicable requirements could result in criminal penalties and the disallowance of research and manufacturing of clinical products. Exemptions are provided for select agents used for a legitimate medical purpose or for biomedical research, such as toxins for medical use and vaccines.

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

In June 2002, we entered into a settlement with the US Federal Trade Commission (FTC) resolving the FTC’s investigation of a licensing arrangement between us and Biovail Corporation (Biovail) relating to nifedipine, a generic version of the hypertension drug Adalattm CC. The settlement is reflected in a consent order which, by its terms, does not constitute an admission by us that any law had been violated, and does not provide for monetary fines or penalties. We continue to satisfy all of the terms of the consent order.

In June 2001, we received a letter from the FTC stating that the FTC was conducting a non-public investigation to determine whether Brightstone Pharma, Inc. (Brightstone), Elan Corporation, plc or others may have engaged in an effort to restrain trade by entering into an agreement which may restrict the ability of Brightstone or others to market a bioequivalent or generic version of Naprelantm. In October 2001, our counsel met informally with the FTC staff to discuss the matter. No further communication from the FTC was received until December 2002, when we were served with a subpoena duces tecum from the FTC for the production of documents related to Naprelan. We have voluntarily provided documents and witness testimony in response to the subpoena and continue to cooperate with the FTC relating to this investigation. We do not believe that it is feasible to predict or determine the outcome of the investigation and any possible effect on our business, or to reasonably estimate the amounts or potential range of loss, if any, with respect to the resolution of the investigation.

In January 2006, Elan received a subpoena from the US Department of Justice and the Department of Health and Human Services, Office of Inspector General asking for documents and materials primarily related to our marketing practices for Zonegran. In April 2004, we completed the sale of our interests in Zonegran in North America and Europe to Eisai. We are cooperating with the government in its investigation. The resolution of this Zonegran matter could require Elan to pay substantial fines and to take other actions that could have a material adverse effect on Elan. In April 2006, Eisai delivered to Elan a notice making a contractual claim for indemnification in connection with a similar subpoena received by Eisai.

Product Approval

Pre-clinical tests assess the potential safety and efficacy of a product candidate in animal models. The results of these studies must be submitted to the FDA as part of an IND before human testing may proceed.

Under US law, an IND must be submitted to the FDA and become effective before human clinical trials may commence. US law further requires that studies conducted to support approval for product marketing be “adequate and well controlled.” In general, this means that either a placebo or a product already approved for the treatment of the disease or condition under study must be used as a reference control. Studies must also be conducted in compliance with good clinical practice (GCP) requirements, and adverse event and other reporting requirements must be followed.

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

Manufacturing

Each manufacturing establishment, including any contract manufacturers, used to manufacture a product must be listed in the product application for such product. In the United States, this means that each manufacturing establishment must be listed in the drug, biologic, or device application, and must be registered with the FDA. The application will not be approved until the FDA conducts a manufacturing inspection, approves the applicable manufacturing process for the product, and determines that the facility is in compliance with cGMP requirements. If the manufacturing facilities and processes fail to pass the FDA inspection, the FDA will not grant approval to market the product. All facilities are also subject to periodic regulatory inspections to ensure ongoing compliance with cGMP. At December 31, 2006, we had manufacturing facilities in Ireland and the United States.

At December 31, 2006, we employed 543 people in our manufacturing and supply activities, over half of these in Athlone, Ireland. This facility is the primary location for the manufacture of oral solid dosage products, including instant, controlled-release and oral micro particulate products. Additional dosage capabilities may be added as required to support future product introductions. Our facility in Gainesville, Georgia, United States, provides additional oral controlled-release dosage product manufacturing capability and is registered with the US Drug Enforcement Administration for the manufacture, packaging and distribution of Schedule II controlled drugs.

All facilities and manufacturing techniques used for the manufacture of products and devices for clinical use or for sale in the United States must be operated in conformity with cGMP regulations. There are FDA regulations governing the production of pharmaceutical products. Our facilities are also subject to periodic regulatory inspections to ensure ongoing compliance with cGMP regulations.

In May 2001, Elan Holdings, Inc. (Elan Holdings), a wholly owned subsidiary of Elan, the late Donal J. Geaney, then chairman and chief executive officer of Elan, William C. Clark, then president, operations, and two then employees of Elan Holdings, Hal Herring and Cheryl Schuster, entered into a consent decree of permanent injunction with the US Attorney for the Northern District of Georgia, on behalf of the FDA, relating to alleged violations of cGMP at our Gainesville facility. The facility manufactured, and continues to manufacture, verapamil hydrochloride controlled-release capsules used in the treatment of high blood pressure, Avinzatm once-daily, novel dual release morphine sulphate, RitalinLA® once-daily, pulsatile release of methylphenidate and Focalin XR® —

once daily dexmethylphenidate for treatment of Attention-Deficit Hyperactivity Disorder. The consent decree did not represent an admission by Elan Holdings of any of the allegations set forth in the decree. Under the terms of the consent decree, Elan Holdings is permanently enjoined from violating cGMP regulations. The consent decree was removed in 2006.

Patents and Intellectual Property Rights

Our competitive position depends on our ability to obtain patents on our technologies and products, to defend our patents, to protect our trade secrets and to operate without infringing the valid patents or trade secrets of others. We own or license a number of patents in the United States and other countries.

These patents cover, for example:

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

Tysabri is covered by a number of pending patent applications and issued patents in the United States and many other countries. Elan has a basic US patent for Tysabri covering the humanized antibody and its use to treat MS, which expires in 2014, subject to any available patent term extensions. Additional US patents and patent applications of Elan and/or its collaborator, Biogen Idec, which cover i) the use of Tysabri to treat irritable bowel disease and a variety of other indications and ii) methods of manufacturing Tysabri generally expire between 2012 and 2020. Outside the United States, patents and patent applications on i) the product and methods of manufacturing the product, and ii) methods of treatment would generally expire in the 2014 to 2016 and 2012 to 2020 timeframes, respectively. If Tysabri receives regulatory approval in those jurisdictions, those patents may be eligible for supplemental protection certificates.

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

The fundamental US patent covering the use of Prialt to produce analgesia expires in 2011. A further US patent covering the stabilized formulation of Prialt expires in 2015. One of our patents covering Prialt may qualify for a US patent term extension of up to five years.

The basic US patent for Maxipime expires in March 2007. However, two US patents covering Maxipime formulations may provide patent protection until February 2008. The basic US patent for Azactam expired in October 2005. Maxipime and Azactam are expected to face generic competition, which is expected to have a substantial adverse effect on our revenues from, and gross margin for, these products.

The primary patents covering Elan’s NanoCrystal technology expire in the United States in 2011 and in countries outside the United States in 2012. We also have numerous US and international patents and patent applications that relate to our NanoCrystal drug optimization technology applicable to poorly water-soluble compounds.

In addition, we have a large patent estate resulting from our Alzheimer’s disease research.

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

Tysabri, a treatment for relapsing forms of MS, competes primarily with Avonex® marketed by our collaborator Biogen Idec; Betaseron® marketed by Berlex (an affiliate of Bayer Schering Pharma AG) in the United States and sold under the name Betaferon® by Bayer Schering Pharma in Europe; Rebif® marketed by Merck Serono and Pfizer in the United States and by Merck Serono in Europe; and Copaxone® marketed by Teva Neurosciences, Inc. (Teva) in the United States and co-promoted by Teva and Sanofi-Aventis in Europe. Many companies are working to develop new therapies or alternative formulations of products for MS, which if successfully developed would compete with Tysabri.

A drug may be subject to competition from alternative therapies during the period of patent protection or regulatory exclusivity and, thereafter, it may be subject to further competition from generic products. Our product Azactam lost its basic US patent protection in October 2005. We expect that generic competition to Azactam will emerge in 2007 and will have a material and adverse effect on our sales of Azactam.  The basic US patent for Maxipime expires in March 2007. However, two US patents covering Maxipime formulations may provide patent protection until February 2008. When a generic competitor for Maxipime enters the market, it will have a material and adverse effect on our sales of Maxipime.

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

We often manufacture our drug delivery products for licensees and distributors but do not usually engage in any direct sales of drug delivery products.

Raw Materials and Product Supply

Raw materials and supplies are generally available in quantities adequate to meet the needs of our business. We are dependent on third-party manufacturers for the pharmaceutical products that we market. An inability to obtain raw materials or product supply could have a material adverse impact on our business, financial condition and results of operations.

Employees

On December 31, 2006, we had 1,734 employees worldwide, of whom 494 were engaged in R&D activities, 543 were engaged in manufacturing and supply activities, 328 were engaged in sales and marketing activities and the remainder worked in general and administrative areas.

C.	Organizational Structure

At December 31, 2006, we had the following principal subsidiary undertakings:

		Group
		Share	Registered Office &
Company	Nature of Business	%	Country of Incorporation Operation

Athena Neurosciences, Inc.	Holding company	100	800 Gateway Blvd South San Francisco, CA, United States
Elan Capital Corp., Ltd.	Financial services company	100	Clarendon House 2 Church St Hamilton, Bermuda
Elan Drug Delivery, Inc.	R&D	100	3000 Horizon Drive King of Prussia, PA, United States
Elan Finance plc	Financial services company	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan Holdings, Inc.	Manufacture of pharmaceutical and medical device products	100	1300 Gould Drive Gainesville, GA, United States
Elan Holdings Ltd.	Holding company	100	Monksland, Athlone Co. Westmeath, Ireland
Elan International Services Ltd.	Financial services company	100	Clarendon House, 2 Church St Hamilton, Bermuda
Elan Management Ltd.	Provision of management services	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan Pharma International Ltd.	R&D, manufacture, sale and distribution of pharmaceutical products and financial services	100	Monksland, Athlone Co. Westmeath, Ireland
Elan Pharmaceuticals, Inc.	R&D and sale of pharmaceutical products	100	800 Gateway Blvd South San Francisco, CA, United States
Monksland Holding BV	Financial services company	100	Amsteldijk 166 6th Floor 1079 LH Amsterdam The Netherlands
Neuralab Ltd.	Non-trading	100	Clarendon House, 2 Church St Hamilton, Bermuda

D.	Property, Plant and Equipment

We consider that our properties are in good operating condition and that our machinery and equipment has been well maintained. Facilities for the manufacture of products are suitable for their intended purposes and have capacities adequate for current and projected needs.

For additional information, please refer to Note 14 to the Consolidated Financial Statements, which discloses amounts invested in land and buildings and plant and equipment, Note 22 to the Consolidated Financial Statements, which discloses future minimum rental commitments, Note 27 to the Consolidated Financial Statements, which discloses capital commitments for the purchase of property, plant and equipment and Item 5 B. “Liquidity and Capital Resources,” which discloses our capital expenditures.

The following table lists the location, ownership interest, use and approximate size of our principal properties:

Location and Ownership Interest	Use	Size (Sq. Ft.)

Owned: Athlone, Ireland	R&D, manufacturing and administration	463,000
Owned: Gainesville, Georgia United States	R&D, manufacturing and administration	84,000
Leased: South San Francisco, California, United States	R&D and administration	213,000
Leased: King of Prussia, Pennsylvania, United States	R&D, manufacturing, sales and administration	113,000
Leased: San Diego, California, United States	Sales, marketing and administration	68,000
Leased: Stevenage, United Kingdom	Product development and administration	8,000
Leased: Dublin, Ireland	Corporate administration	20,000
Leased: New York City, New York, United States	Corporate administration	14,000

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with our Consolidated Financial Statements, the accompanying notes thereto and other financial information, appearing in Item 18. “Consolidated Financial Statements.”

Our Consolidated Financial Statements contained in this Form 20-F have been prepared on the basis of US GAAP. In addition to the Consolidated Financial Statements contained in this Form 20-F, we also prepare separate Consolidated Financial Statements, included in our Annual Report, in accordance with IFRS, which differ in certain significant respects from US GAAP. The Annual Report under IFRS is a separate document from this Form 20-F.

This financial review primarily discusses:

•	Current operations;

•	Critical accounting policies;

•	Recently issued accounting pronouncements;

•	Post balance sheet events;

•	Results of operations for the year ended December 31, 2006 compared to 2005;

•	Results of operations for the year ended December 31, 2005 compared to 2004;

•	Segment analysis; and

•	Our financial position, including capitalization and liquidity.

Our operating results may be affected by a number of factors, including those described under Item 3. D “Risk Factors”.

CURRENT OPERATIONS

Our business is organized into two business units: Biopharmaceuticals and EDT. Biopharmaceuticals engages in research, development and commercial activities and includes our activities in the areas of autoimmune diseases, neurodegenerative diseases and our specialty business group. EDT focuses on product development, scale-up and manufacturing to address drug optimization challenges of the pharmaceutical industry. For additional information on our current operations, please refer to Item 4B on pages 14 to 28.

CRITICAL ACCOUNTING POLICIES

The Consolidated Financial Statements include certain estimates based on management’s best judgments. Estimates are used in determining items such as the carrying values of intangible assets and tangible fixed assets, revenue recognition, the accounting for contingencies, the fair value of share-based compensation and estimating sales rebates and discounts, among other items. Because of the uncertainties inherent in such estimates, actual results may differ materially from these estimates.

Goodwill, Other Intangible Assets, Tangible Fixed Assets and Impairment

We account for goodwill and identifiable intangible assets in accordance with the Financial Accounting Standards Board’s (FASB) Statement No. 142, “Goodwill and Other Intangible Assets,” (SFAS 142). Pursuant to SFAS 142, goodwill and identifiable intangible assets with indefinite useful lives are no longer amortized, but instead are tested for impairment at least annually. Intangible assets with estimable useful lives are amortized on a straight-line basis over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

We review our goodwill for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. At December 31, 2006, we had no other intangible assets with indefinite lives.

The goodwill impairment test is performed at the reporting unit level. A reporting unit is the same as, or one level below, an operating segment as defined by SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information.” We have two reporting units: Biopharmaceuticals and EDT. We compare the fair value of each reporting unit with its carrying value, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test would be performed to measure the amount of impairment charge, if any. The second step compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill, and any excess of the carrying amount over the implied fair value is recognized as an impairment charge. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination is determined, by allocating the fair value of a reporting unit to individual assets and liabilities. The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. The results of our goodwill impairment tests did not indicate any impairment in 2006.

There were no material impairment charges relating to intangible assets in either 2006, 2005 or 2004. For additional information on goodwill and other intangible assets, please refer to Note 15 to the Consolidated Financial Statements.

Total goodwill and other intangible assets amounted to $575.9 million at December 31, 2006 (2005: $665.5 million). If we were to use different estimates, particularly with respect to the likelihood of R&D success, the likelihood and date of commencement of generic competition or the impact of any reorganization or change of business focus, then a material impairment charge could arise. We believe that we have used reasonable estimates in assessing the carrying values of our intangible assets.

In January 2005, we launched Prialt in the United States. Revenues from sales of Prialt totaled $12.1 million and $6.3 million in 2006 and 2005, respectively. These revenues were lower than our initial forecast. Our estimates of the fair value of this product, based on future net cash flows, are well in excess of the asset’s carrying value of $64.5 million at December 31, 2006. We believe that we have used reasonable estimates in assessing the carrying value of this intangible. Nevertheless, should our future revenues from this product fail to meet our expectations, the carrying value of this asset may become impaired.

We have invested significant resources in our manufacturing facilities in Ireland to provide us with the capability to manufacture products from our product development pipeline. To the extent that we are not successful in developing these pipeline products or do not acquire products to be manufactured at our facilities, the carrying value of these facilities may become impaired. At December 31, 2006, our best estimates of the likely success of development and commercialization of our pipeline products support the carrying value of our manufacturing facilities.

Revenue Recognition

We recognize revenue from the sale of our products, royalties earned and contract arrangements in accordance with the SEC’s Staff Accounting Bulletin No. 104, “Revenue Recognition,” (SAB 104), which requires the deferral and amortization of up-front fees when there is a significant continuing involvement (such as an ongoing product manufacturing contract) by the seller after an asset disposal. We defer and amortize up-front license fees to the income statement over the “performance period”. The performance period is the period over which we expect to provide services to the licensee as determined by the contract provisions. Generally, milestone payments are recognized when earned and non-refundable, and when we have no future legal obligation pursuant to the payment. However, the actual accounting for milestones depends on the facts and circumstances of each contract. We apply the substantive milestone method in accounting for milestone payments. This method requires that substantive effort must have been applied to achieve the milestone prior to revenue recognition. If substantive effort has been applied, the milestone is recognized as revenue, subject to it being earned, non-refundable and not subject to future legal obligation. This requires an examination of the facts and circumstances of each contract. Substantive effort may be demonstrated by various factors, including the risks associated with achieving the milestone, the period of time over which effort was expended to achieve the milestone, the economic basis for the milestone payment and licensing arrangement and the costs and staffing to achieve the milestone. It is expected that the substantive milestone method will be appropriate for most contracts. If we determine the substantive milestone method is not appropriate, we apply the proportional performance method to the relevant contract. This method recognizes as revenue the percentage of cumulative non-refundable cash payments earned under the contract, based on the percentage of costs incurred to date compared to the total costs expected under the contract.

Share-based Compensation

On January 1, 2006, we adopted SFAS No. 123 (revised 2004), “Share-Based Payment,” (SFAS 123R) which requires the measurement and recognition of compensation expense for all share-based awards made to employees and directors based on estimated fair values. These awards include employee stock options, Restricted Stock Units (RSUs) and stock purchases related to our employee equity purchase plans. SFAS 123R supersedes our previous accounting under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” (APB 25) beginning January 1, 2006. In March 2005, the SEC issued SAB No. 107, “Share-based Payment,” (SAB 107) relating to SFAS 123R. We have applied the provisions of SAB 107 in our adoption of SFAS 123R.

We adopted SFAS 123R using the modified prospective transition method, which requires that share-based compensation expense be recorded for (a) any share-based awards granted through but not vested as of December 31, 2005, based on the grant date fair value estimated in accordance with the pro-forma provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” (SFAS 123), and (b) any share-based awards granted or modified subsequent to December 31, 2005, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. Our Consolidated Financial Statements as of and for the year ended December 31, 2006 reflect the impact of SFAS 123R. In accordance with the modified prospective transition method, our Consolidated Financial Statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123R. The adoption of SFAS 123R has had a material effect on our reported financial results. Share-based compensation expense recognized under SFAS 123R for the year ended December 31, 2006 was $47.1 million. See Note 26 to the Consolidated Financial Statements for additional information.

SFAS 123R requires companies to estimate the fair values of share-based awards on the date of grant using an option-pricing model. The value of awards expected to vest is recognized as an expense over the requisite service periods. Prior to the adoption of SFAS 123R, we accounted for share-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under SFAS 123. Under the intrinsic value method, no share-based compensation expense had been recognized in our Consolidated Statement of Operations, other than as related to modifications and compensatory employee equity purchase plans, because the exercise price of the stock options granted to employees and directors equaled the fair market value of the underlying stock at the date of grant.

Estimating the fair value of share-based awards as of the date of grant using an option-pricing model, such as the binomial model, is affected by our stock price as well as assumptions regarding a number of complex variables. These variables include, but are not limited to, the expected stock price volatility over the term of the awards, risk-free interest rates, and actual and projected employee exercise behaviors. If factors change and/or we employ different assumptions in the application of SFAS 123R in future periods, the compensation expense that we record under SFAS 123R for future grants may differ significantly from what we have recorded in the Consolidated Financial Statements. However, we believe we have used reasonable assumptions to estimate the fair value of our share-based awards.

Contingencies Relating to Actual or Potential Administrative and Legal Proceedings

We are currently involved in legal and administrative proceedings, relating to securities matters, patent matters, antitrust matters and other matters, as described in Note 28 to the Consolidated Financial Statements. In accordance with SFAS No. 5, “Accounting for Contingencies,” we assess the likelihood of any adverse outcomes to contingencies, including legal matters, as well as potential ranges of probable losses. We record accruals for such contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. If an unfavorable outcome is probable, but the amount of the loss cannot be reasonably estimated, we estimate the range of probable loss and accrue the most probable loss within the range. If no amount within the range is deemed more probable, we accrue the minimum amount within the range. If neither a range of loss nor a minimum amount of loss is estimable, then appropriate disclosure is provided, but no amounts are accrued. As of December 31, 2006, we had accrued $5.0 million, representing our estimates of liability and costs for the resolution of these matters. We developed estimates in consultation with outside counsel handling our defense in these matters using the facts and circumstances known to us. The factors that we consider in developing our legal contingency accrual include the merits and jurisdiction of the litigation, the nature and number of other similar current and past litigation cases, the nature of the product and assessment of the science subject to the litigation, and the likelihood of settlement and state of settlement discussions, if any. We believe that the legal contingency accrual that we have established is appropriate based on current factors and circumstances. However, it is possible that other people applying reasonable judgment to the same facts and circumstances could develop a different liability amount. The nature of these matters is highly uncertain and subject to change. As a result, the amount of our liability for certain of these matters could exceed or be less than the amount of our estimates, depending on the outcome of these matters.

Sales Discounts and Allowances

We recognize revenue on a gross revenue basis and make various deductions to arrive at net revenue as reported in the Consolidated Statements of Operations. These adjustments are referred to as sales discounts and allowances and are described in detail below. Sales discounts and allowances include charge-backs, managed health care and Medicaid rebates, cash discounts, sales returns and other adjustments. Estimating these sales discounts and allowances is complex and involves significant estimates and judgments, and we use information from both internal and external sources to generate reasonable and reliable estimates. We believe that we have used reasonable judgments in assessing our estimates, and this is borne out by our historical experience. At December 31, 2006, we had total provisions of $16.5 million for sales discounts and allowances, of which approximately 65.6% and 27.6% related to Maxipime and Azactam, respectively. We have over eight years of experience in relation to Maxipime and Azactam.  The sales discounts and allowances related to Tysabri are estimated based on historical data of a similar product and our experience to date with this product. We do not expect Tysabri sales returns to be material given the manner in which this product is prescribed and used.

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

We account for sales discounts, allowances and returns in accordance with the FASB’s Emerging Issues Task Force Issue No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products),” and SFAS No. 48, “Revenue Recognition When Right of Return Exists,” (SFAS 48) as applicable.

The table below summarizes our sales discounts and allowances to adjust gross revenue to net revenue for each significant category. An analysis of the separate components of our revenue is set out in Item 5A. “Operating Results,” and in Note 3 to the Consolidated Financial Statements.

	Years Ended December 31,
	2006	2005	2004

Gross revenue subject to discounts and allowances	$311.3	$273.2	$291.7
Manufacturing revenue and royalties	234.8	207.1	130.9
Contract revenue	27.5	32.2	77.3
Amortized revenue — Adalat/Avinza	30.7	34.0	34.0

Gross revenue	$604.3	$546.5	$533.9

Sales discounts and allowances:
Charge-backs	$(28.6)	$(22.8)	$(24.6)
Managed health care rebates and other contract discounts	(3.7)	(2.9)	(5.1)
Medicaid rebates	(1.2)	(1.6)	(8.2)
Cash discounts	(6.5)	(5.5)	(5.6)
Sales returns	(0.6)	(20.9)	(7.1)
Other adjustments	(3.3)	(2.5)	(1.6)

Total sales discounts and allowances	$(43.9)	$(56.2)	$(52.2)

Net revenue subject to discounts and allowances	267.4	217.0	239.5
Manufacturing revenue and royalties	234.8	207.1	130.9
Contract revenue	27.5	32.2	77.3
Amortized revenue — Adalat/Avinza	30.7	34.0	34.0

Net revenue	$560.4	$490.3	$481.7

Total sales discounts and allowances increased from 17.9% of gross revenue subject to discounts and allowances in 2004 to 20.6% in 2005, and decreased to 14.1% in 2006, as detailed in the rollforward below and as further explained in the following paragraphs.

Charge-backs decreased slightly as a percentage of gross revenue subject to discounts and allowances from 8.4% in 2004 to 8.3% in 2005, and increased to 9.2% in 2006. The managed health care and Medicaid rebates as a percentage of gross revenue subject to discounts and allowances have declined from 1.7% and 2.8%, respectively, in 2004, to 1.1% and 0.6% in 2005, and to 1.2% and 0.4% in 2006, respectively. These changes are due primarily to changes in the product mix.

Cash discounts as a percentage of gross revenue subject to discounts and allowances remained fairly consistent at 1.9% in 2004, compared to 2.0% in 2005 and to 2.1% in 2006. In the United States, we offer cash discounts, generally at 2% of the sales price, as an incentive for prompt payment by our customers.

Sales returns as a percentage of gross revenue subject to discounts and allowances increased from 2.4% in 2004 to 7.6% in 2005, and decreased to 0.2% in 2006. The increase in 2005, compared to 2004 and 2006, was principally due to the voluntary suspension of Tysabri in February 2005, which increased the provision for returns in 2005, and changes in the product mix.

The following table sets forth the activities and ending balances of each significant category of adjustments for the sales discounts and allowances (in millions):

		Managed
		Health Care
		Rebates and
	Charge-	Other Contract	Medicaid	Cash	Sales	Other
	Backs	Discounts	Rebates	Discounts	Returns	Adjustments	Total

Balance at December 31, 2004	$8.9	$2.1	$1.7	$0.4	$8.6	$0.4	$22.1
Provision related to sales made in current period	22.8	2.9	1.6	5.5	22.4	2.5	57.7
Provision related to sales made in prior periods	—	—	—	—	(1.5)	—	(1.5)
Returns and payments	(24.9)	(3.3)	(1.9)	(5.0)	(22.8)	(2.4)	(60.3)
Divestments	(0.1)	(0.3)	(0.3)	—	(0.1)	—	(0.8)

Balance at December 31, 2005	6.7	1.4	1.1	0.9	6.6	0.5	17.2
Provision related to sales made in current period	28.6	3.7	1.2	6.5	2.3	3.3	45.6
Provision related to sales made in prior periods	—	—	—	—	(1.7)	—	(1.7)
Returns and payments	(28.6)	(3.5)	(1.4)	(6.3)	(2.0)	(2.8)	(44.6)

Balance at December 31, 2006	$6.7	$1.6	$0.9	$1.1	$5.2	$1.0	$16.5

(a) Charge-backs

In the United States, we participate in charge-back programs with a number of entities, principally the US Department of Defense, the US Department of Veterans Affairs, Group Purchasing Organizations and other parties whereby pricing on products is extended below wholesalers’ list prices to participating entities. These entities purchase products through wholesalers at the lower negotiated price, and the wholesalers charge the difference between these entities’ acquisition cost and the lower negotiated price back to us. We account for charge-backs by reducing accounts receivable in an amount equal to our estimate of charge-back claims attributable to a sale. We determine our estimate of the charge-backs primarily based on historical experience on a product-by-product and program basis, and current contract prices under the charge-back programs. We consider vendor payments, estimated levels of inventory in the distribution channel, and our claim processing time lag and adjust accounts receivable and revenue periodically throughout each year to reflect actual and future estimated experience.

As described above, there are a number of factors involved in estimating the accrual for charge-backs, but the principal factor relates to our estimate of the levels of inventory in the distribution channel. At December 31, 2006, Maxipime and Azactam represented approximately 91.7% and 7.2%, respectively, of the total charge-backs accrual balance of $6.7 million. If we were to increase/(decrease) our estimated level of inventory in the distribution channel by one month’s worth of demand for Maxipime and Azactam, the accrual for charge-backs would increase/(decrease) by approximately $2.7 million. We believe that our estimate of the levels of inventory for Maxipime and Azactam in the distribution channel is reasonable because it is based upon multiple sources of information, including data received from all of the major wholesalers with respect to their inventory levels and sell-through to customers, third-party market research data, and our internal information.

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

As described above, there are a number of factors involved in estimating this accrual, but the principal factor relates to our estimate of the levels of inventory in the distribution channel. At December 31, 2006, Maxipime and Azactam represented approximately 67.7% and 29.2%, respectively, of the total managed health care rebates and other contract discounts accrual balance of $1.6 million. If we were to increase/(decrease) our estimated level of inventory in the distribution channel by one month’s worth of demand for Maxipime and Azactam, the accrual would increase/(decrease) by approximately $0.3 million. We believe that our estimate of the levels of inventory for Maxipime and Azactam in the distribution channel is reasonable because it is based upon multiple sources of information, including data received from all of the major wholesalers with respect to their inventory levels and sell-through to customers, third-party market research data, and our internal information.

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

In the event of a product recall, product discontinuance or introduction of a generic product, we consider a number of factors, including the estimated level of inventory in the distribution channel that could potentially be returned, historical experience, estimates of the severity of generic product impact, estimates of continuing demand and our return goods policy. We consider the reasons for, and impact of, such actions and adjust the sales returns accrual and revenue as appropriate.

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

As described above, there are a number of factors involved in estimating this accrual, but the principal factor relates to our estimate of the shelf life of inventory in the distribution channel. At December 31, 2006, Maxipime and Azactam represented approximately 32.5% and 63.3%, respectively, of the total sales returns accrual balance of $5.2 million. At December 31, 2006, we have estimated the gross revenue value of Maxipime and Azactam inventory in the distribution channel to be approximately $22.5 million (2005: $32.1 million) and $10.0 million (2005: $5.5 million), respectively. Assuming inventory leaves the distribution channel on a first-in first-out basis, we have estimated that this distribution channel inventory has a shelf life running to various dates during 2008 (gross revenue value approximately $1.5 million) and 2009 (gross revenue value approximately $31.0 million). Azactam lost its patent exclusivity in October 2005; however, to date no generic Azactam product has been approved. We believe, based upon both the estimated shelf life and also our historical sales returns experience, that the vast majority of this inventory will be sold prior to its expiration date, and accordingly believe that our sales returns accrual is appropriate.

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

(g) Provisions related to sales made in prior periods

During 2006, we recorded $1.7 million of adjustments to reduce the discounts and allowances related to sales made in prior periods, primarily due to the availability of additional information relating to our actual returns experience for Maxipime and Azactam.

(h) Divestments

Since the beginning of 2003 we have divested a number of businesses, including principally our primary care franchise, Frovatm, Zonegran and our European sales and marketing business. The divestment adjustments arise primarily as a result of the negotiated terms of these divestments. For example, we have entered into terms that would either extend or limit our liability for discounts and allowances related to the divested businesses. We have accordingly adjusted our discounts and allowances accruals to reflect the terms of the agreements. Divestment adjustments also include post-divestment revisions resulting from the availability of additional information. Divestment adjustments are recorded as part of the gain/(loss) on sale of businesses, and not as an increase or decrease from gross revenue.

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

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial and Financial Liabilities,” (SFAS 159), which is effective as of the beginning of fiscal years beginning after November 15, 2007. SFAS 159 provides companies with the option to measure specified financial instruments and warranty and insurance contracts at fair value on a contract-by-contract basis, with changes in fair value recognized in earnings each reporting period. We are currently evaluating the provisions of SFAS 159, however we do not expect that its adoption will have a material impact on our financial position or results of operations.

In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements,” (SFAS 157), which is effective for financial statements issued for fiscal years beginning after November 15, 2007. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. We do not expect that the adoption of SFAS 157 will have a material impact on our financial position or results from operations.

In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” (FIN 48), which is effective for fiscal years beginning after December 15, 2006. FIN 48 applies to all tax positions related to income taxes subject to Statement No. 109, Accounting for Income Taxes. Under FIN 48, a company would recognize the benefit from a tax position only if it is more-likely-than-not that the position would be sustained upon audit based solely on the technical merits of the tax position. FIN 48 clarifies how a company would measure the income tax benefits from the tax positions that are recognized, provides guidance as to the timing of the derecognition of previously recognized tax benefits and describes the methods for classifying and disclosing the liabilities within the financial statements for any unrecognized tax benefits. FIN 48 also addresses when a company should record interest and penalties related to tax positions and how the interest and penalties may be classified within the income statement and presented in the balance sheet. We do not expect that the adoption of FIN 48 will have a material impact on our financial position or results from operations.

In September 2006, the FASB issued Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — An Amendment of FASB No. 87, 88, 106 and 132R,” (SFAS 158). SFAS 158 requires that the funded status of defined benefit postretirement plans be recognized on the company’s balance sheet, and changes in the funded status be reflected in comprehensive income, effective fiscal years ending after December 15, 2006. The standard also requires companies to measure the funded status of the plan as of the date of its fiscal year-end, effective for fiscal years ending after December 15, 2008. We adopted SFAS 158 as of December 31, 2006. See Note 26 to the Consolidated Financial Statements for additional details.

In September 2006, the SEC issued SAB No. 108, “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements,” (SAB 108) which provides interpretive guidance on how registrants should quantify financial statement misstatements. Under SAB 108 registrants are required to consider both a “rollover” method which focuses primarily on the income statement impact of misstatements and the “iron curtain” method which focuses primarily on the balance sheet impact of misstatements. The transition provisions of SAB 108 permit a registrant to adjust retained earnings for the cumulative effect of immaterial errors relating to prior years. We were required to adopt SAB 108 in our current fiscal year. There were no historical uncorrected differences that required correction upon adoption of SAB 108 and consequently there were no changes made to the opening retained earnings balance.

In May 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections,” (SFAS 154), which changes the requirements for the accounting for and reporting of a change in accounting principle. Previously, most voluntary changes in accounting principles required recognition via a cumulative effect adjustment within net income of the period of the change. SFAS 154 requires retrospective application to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. However, SFAS 154 does not change the transition provisions of any existing accounting pronouncements. The provisions were effective for Elan beginning in the first quarter of fiscal year 2006.

POST BALANCE SHEET EVENTS

In December 2006, Elan issued an early redemption notice for the 7.25% senior notes (Athena Notes), which were due in February 2008. In January 2007, the remaining aggregate principal amount of $613.2 million of the Athena Notes was redeemed and the related $300.0 million of interest rate swaps were cancelled. As a result, Elan will record a net charge on debt retirement of approximately $20 million in 2007. As of December 31, 2006, the $613.2 million of aggregate principal amount for the Athena Notes were classified as current liabilities.

A.	OPERATING RESULTS

  2006 Compared to 2005 (in millions, except share and per share amounts)

			% Increase/
	2006	2005	(Decrease)

Product revenue	$532.9	$458.1	16%
Contract revenue	27.5	32.2	(15)%

Total revenue	560.4	490.3	14%

Operating expenses:
Cost of sales	211.2	196.1	8%
Selling, general and administrative expenses	363.1	358.4	1%
Research and development expenses	215.9	233.3	(7)%
Net gain on divestment of products and businesses	(43.1)	(103.4)	(58)%
Other net (gains)/charges	(20.3)	4.4	(561)%

Total operating expenses	726.8	688.8	6%

Operating loss	(166.4)	(198.5)	(16)%

Net interest and investment (gains) and losses:
Net interest expense	111.5	125.7	(11)%
Net investment (gains)/losses	(1.6)	7.2	(122)%
Net charge on debt retirements	—	51.8	(100)%

Net interest and investment losses	109.9	184.7	(41)%

Loss from continuing operations before provision for/(benefit from) income taxes	(276.3)	(383.2)	(28)%
Provision for/(benefit from) income taxes	(9.0)	1.0	(1,000)%

Net loss from continuing operations	(267.3)	(384.2)	(30)%
Net income from discontinued operations (net of tax)	—	0.6	(100)%

Net loss	$(267.3)	$(383.6)	(30)%

Basic and diluted net loss per ordinary share:
Net loss from continuing operations	$(0.62)	$(0.93)	(33)%
Net income from discontinued operations (net of tax)	—	—	—

Net loss	$(0.62)	$(0.93)	(33)%

Product Revenue

Total product revenue increased 16% to $532.9 million in 2006 from $458.1 million in 2005. The increase was primarily due to the growth of revenue from marketed products and manufacturing revenue and royalties, partially offset by a decrease in amortized revenue. The components of product revenue are set out below (in millions):

			% Increase/
	2006	2005	(Decrease)

(A) Marketed products
Tysabri- US	$28.2	$11.0	156%
Tysabri- EU	(10.7)	—	—
Maxipime	159.9	140.3	14%
Azactam	77.9	57.7	35%
Prialt	12.1	6.3	92%

Total revenue from marketed products	267.4	215.3	24%

(B) Manufacturing revenue and royalties	234.8	207.1	13%
(C) Amortized revenue — Adalat/Avinza	30.7	34.0	(10)%
Revenue from divested products(1)	—	1.7	(100)%

Total product revenue	$532.9	$458.1	16%

(1)	Products described as “Divested Products” include products or businesses divested since the beginning of 2004.

(A) Revenue from marketed products

Total revenue from marketed products increased 24% to $267.4 million in 2006 from $215.3 million in 2005. The increase reflects higher sales of Tysabri, Maxipime, Azactam and Prialt.

In June 2006, the FDA approved the re-introduction of Tysabri for the treatment of relapsing forms of MS. Approval for the marketing of Tysabri in the European Union was also received in June 2006 and, in October 2006, approval was received for the marketing of Tysabri in Canada. The distribution of Tysabri in both the United States and European Union commenced in July 2006. Global in-market net sales of Tysabri in 2006 were $38.1 million, consisting of $28.2 million in the United States and $9.9 million in the European Union, compared to $11.0 million in 2005.

Tysabri was developed and is now being marketed in collaboration with Biogen Idec. In general, subject to certain limitations imposed by the parties, we share with Biogen Idec most development and commercialization costs. Biogen Idec is responsible for manufacturing the product. In the United States, we purchase Tysabri from Biogen Idec and are responsible for distribution. Consequently, we record as revenue the net sales of Tysabri in the US market. We purchase product from Biogen Idec as required at a price which includes the cost of manufacturing, plus Biogen Idec’s gross profit on Tysabri and this cost, together with royalties payable to other third parties, is included in cost of sales. During 2006, Elan recorded net sales of $28.2 million (2005: $11.0 million) in the US market.

In the EU market, Biogen Idec is responsible for distribution and we record as revenue our share of the profit or loss on EU sales of Tysabri, plus our directly-incurred expenses on these sales. In 2006, Elan recorded negative revenue of $10.7 million (2005: $Nil), which was calculated as follows:

2006

EU in-market sales by Biogen Idec	$9.9
EU operating expenses incurred by Elan and Biogen Idec	(34.3)

EU operating loss incurred by Elan and Biogen Idec	(24.4)

Elan’s 50% share of Tysabri EU collaboration operating loss	(12.2)
Elan’s directly-incurred costs	1.5

Net Tysabri EU negative revenue	$(10.7)

Maxipime revenue increased 14% to $159.9 million in 2006 from $140.3 million in 2005. The increase primarily reflects growth in the demand for the product. The basic patent on Maxipime will expire in March 2007. Two other US patents covering Maxipime formulations expire in February 2008. We expect generic competition for the product, which is expected to adversely impact future revenues.

Azactam revenue increased 35% to $77.9 million in 2006 from $57.7 million in 2005 primarily due to increased demand. Azactam lost its patent exclusivity in October 2005 and its sales are expected to be adversely impacted by generic competition. However, to date, no generic Azactam product has been approved.

Prialt revenue increased to $12.1 million in 2006 from $6.3 million in 2005, which was primarily due to increased demand. Prialt was launched in the US market in the first quarter of 2005. In March 2006, we completed the sale of the European rights to Prialt to Eisai, while retaining the product rights in the United States. We had not made any commercial sales of Prialt in Europe prior to this divestment.

(B) Manufacturing revenue and royalties

Manufacturing revenue and royalties are as follows (in millions):

			% Increase/
	2006	2005	(Decrease)

Tricor	$52.1	$45.4	15%
SkelaxinTM	36.5	17.9	104%
VerelanTM	36.3	34.7	5%
Focalin/Ritalin	22.5	17.8	26%
Diltiazem	19.5	18.6	5%
Other	67.9	72.7	(7)%

Total	$234.8	$207.1	13%

Manufacturing revenue and royalties from our EDT business comprises revenue earned from products we manufacture for third parties and royalties we earn principally on sales by third parties of products that incorporate our technologies.

Manufacturing revenue and royalties increased 13% to $234.8 million in 2006 from $207.1 million in 2005. The increase was primarily due to increased royalties on sales by third parties, primarily Tricor and Skelaxin, and increased manufacturing activity. In January 2006, our royalty on Skelaxin changed from 5% on all net sales of the product by King Pharmaceuticals, Inc. (King) in 2005, to 10% on net sales in excess of $50.0 million in each calendar year going forward. Except as noted above, no other single product accounted for more than 10% of our manufacturing revenue and royalties in either 2006 or 2005. In 2006, 40% of these revenues consisted of royalties received on products that we do not manufacture, compared to 34% in 2005.

(C) Amortized revenue — Adalat/Avinza

Amortized revenue of $30.7 million in 2006 (2005: $34.0 million) related to the licensing to Watson Pharmaceuticals, Inc. (Watson) of rights to our generic form of Adalat CC ($9.0 million) and the restructuring of our Avinza license agreement with Ligand Pharmaceuticals, Inc (Ligand) ($21.7 million). Both of these transactions occurred in 2002. The remaining $4.5 million of unamortized deferred revenue relating to Adalat CC will be recognized as revenue during 2007. The deferred revenue relating to Avinza was fully amortized by December 31, 2006.

Contract Revenue

			% Increase/
	2006	2005	(Decrease)
	(In millions)

Amortized fees	$12.7	$16.4	(23)%
Research revenues/milestones	14.8	15.8	(6)%

Total contract revenue	$27.5	$32.2	(15)%

Contract revenue consists of research revenue and milestones arising from R&D activities we perform on behalf of third parties. The decrease in contract revenue was primarily due to the timing of milestone receipts and a reduction in R&D activities for third parties.

Cost of Sales

Cost of sales was $211.2 million in 2006 (including share-based compensation of $4.2 million), compared to $196.1 million in 2005 (including share-based compensation of $Nil). The cost of sales as a percentage of product revenue was 40% for 2006 and 43% for 2005, resulting in a gross profit margin of 60% in 2006 and 57% in 2005. The improvement in gross profit margin was primarily due to the change in the mix of product sales and the inclusion in 2005 of costs related to the voluntary suspension of Tysabri in the United States.

Selling, General and Administrative Expenses (SG&A)

SG&A expenses were $363.1 million in 2006, compared to $358.4 million in 2005, and included $75.0 million (2005: $84.7 million) in relation to Tysabri. The increase in total SG&A expenses reflects the expensing of share-based compensation of $28.8 million in 2006 (2005: $Nil), offset by decreased expenses in relation to Tysabri and also due to ongoing financial discipline. The decrease in SG&A expenses related to Tysabri reflects the impact of the temporary suspension of Tysabri in 2005, the re-launch of Tysabri in the United States in 2006, and the launch of Tysabri in the European Union in 2006, partially offset by the expensing of shared-based compensation of $2.5 million (2005: $Nil).

Research and Development Expenses

R&D expenses were $215.9 million in 2006, compared to $233.3 million in 2005, and included $31.6 million (2005: $66.9 million) in relation to Tysabri. This reduction of 7% reflects the completion of the safety evaluation related to Tysabri in 2005, offset by increased spending relating to the progression of key Alzheimer’s programs, particularly AAB-001, the initiation of new collaborations in the areas of autoimmune diseases and neurodegeneration with Archemix and Transition, and by the cost of expensing share-based compensation of $14.1 million in 2006 (2005: $Nil).

Net Gain on Divestment of Products and Businesses

	2006	2005
	(In millions)

Prialt European rights	$(43.3)	$—
Zonegran	—	(85.6)
European business	0.2	(17.1)
Other	—	(0.7)

Total	$(43.1)	$(103.4)

In March 2006, we sold the Prialt European rights to Eisai. We received $50.0 million at closing and are entitled to receive an additional $10.0 million on the earlier of two years from closing or launches of Prialt in key European markets. We recorded a gain of $43.3 million on this sale. We may also receive an additional $40.0 million contingent on Prialt achieving revenue related milestones in Europe. As of December 31, 2006, we have received $4.0 million of the $10.0 million related to the launches of Prialt in key European markets.

In April 2004, we sold our interests in Zonegran in North America and Europe to Eisai for initial net consideration of $113.5 million at closing. We were also entitled to receive additional consideration of up to $110.0 million from Eisai if no generic Zonegran was approved by certain dates up through January 1, 2006. We received $85.0 million of this contingent consideration prior to the approval of generic Zonegran in December 2005. Consequently, the total net proceeds received from the sale of Zonegran amounted to $198.5 million and resulted in a cumulative net gain of $128.5 million, of which $85.6 million was recognized in 2005 and $42.9 million in 2004.

In February 2004, we sold our European sales and marketing business to Zeneus Pharma Ltd. (Zeneus) for initial net cash proceeds of $93.2 million, resulting in a loss of $2.9 million in 2004. We received an additional $6.0 million in February 2005, which was accrued at December 31, 2004, and $15.0 million of contingent consideration in December 2005, which resulted in a net gain of $17.1 million in 2005 after the release of contingent liabilities of $2.1 million, which were not ultimately required. We will not receive any further consideration in respect of this disposal.

Other Net (Gains)/Charges

The principal items classified as other charges/(gains) include acquired in-process research and development, severance, restructuring and other costs, legal settlements and awards, and losses incurred from certain litigation or regulatory actions. These items have been treated consistently from period to period. We believe that disclosure of significant other charges/(gains) is meaningful because it provides additional information in relation to these material items.

	2006	2005
	(In millions)

(A) Acquired in-process research and development costs	$22.0	$—
(B) Legal settlements and awards	(49.8)	(7.4)
(C) Severance, restructuring and other costs, net	7.5	11.8

Total other net (gains)/charges	$(20.3)	$4.4

(A) Acquired in-process research and development costs

In July 2006, Elan and Archemix entered into a multi-year, multi-product alliance focused on the discovery, development and commercialization of aptamer therapeutics to treat autoimmune diseases. As a result of the alliance, Elan paid Archemix an upfront payment of $7.0 million. In addition, in September 2006, Elan and Transition announced an exclusive, worldwide collaboration agreement for the joint development and commercialization of AZD-103, for the treatment of Alzheimer’s disease. Elan incurred a charge related to the license fee of $15.0 million, of which $7.5 million was paid to Transition in the fourth quarter of 2006 and the remaining balance is due to be paid in 2007. For additional information, please refer to Item 4B. “Business Overview,” which describes our R&D programs in detail.

(B) Legal settlements and awards

In December 2006, we were awarded $49.8 million following the conclusion of binding arbitration proceedings which were initiated against King with respect to an agreement to reformulate Sonata®.  This award was recognized as a gain in 2006 and was received in January 2007.

During 2005, we recorded a net gain of $7.4 million related primarily to the Pfizer litigation settlement in which we received a payment of $7.0 million. The settlement arose from a claim concerning intellectual property rights and the development of target compounds arising from a collaboration with Pfizer.

(C) Severance, restructuring and other costs

During 2006, we incurred net severance, restructuring and other costs of $7.5 million (2005: $11.8 million) arising from the realignment of our resources to meet our current business structure. The restructuring and severance charges in 2006 were primarily related to the consolidation of our Biopharmaceuticals R&D activities into our South San Francisco facility. These charges arose from termination of certain operating leases, reduction and relocation of employees, and they include the reversal of a $9.4 million charge for future lease payments on an unutilized facility in South San Francisco. As a part of the restructuring of our Biopharmaceutical R&D activities, this facility has now been brought back into use.

Net Interest Expense

Net interest expense was $111.5 million in 2006, compared to $125.7 million in 2005. The decrease of 11% primarily reflects the decrease in interest expense associated with the early retirement of $36.8 million of the Athena Notes due in 2008 and the early conversion of $206.0 million in aggregate principal amount of 6.5% Convertible Notes in the second quarter of 2005 and increased income associated with higher cash balances and interest rates, partially offset by interest expense related to the 8.875% senior notes due in 2013 (8.875% Notes) and senior floating rate notes due in 2013 (Floating Rate Notes due 2013), both of which were issued in November 2006.

Net Investment (Gains)/Losses

Net investment gains were $1.6 million in 2006, compared to a loss of $7.2 million in 2005. The net investment gains were primarily comprised of gains on the sale and maturity of investment securities of $8.3 million (2005: $17.5 million) and impairment of investments of $7.3 million (2005: $24.0 million). In 2006, we raised $14.1 million (2005: $62.7 million) in net cash proceeds from the disposal of investment securities. The $8.3 million in gains on the sale and maturity of investment securities in 2006 includes gains on sale of securities of Salu, Inc. of $3.0 million, Nobex Corporation of $2.5 million and Women First Healthcare, Inc. of $1.0 million. The $17.5 million of gains on the sale and maturity of investment securities in 2005 included a gain on the sale of securities of Allergy Therapeutics plc of $10.0 million, Iomai Corporation of $3.2 million and Emisphere Technologies, Inc. of $1.8 million.

During 2006, investment impairment charges of $7.3 million (2005: $24.0 million) reflect other-than-temporary impairments to the value of a number of investments, primarily in emerging pharmaceutical and biotechnology companies.

Net Charge on Debt Retirements

In June 2005, we incurred a net charge of $51.8 million associated with the early retirement of $36.8 million of the Athena Notes due in 2008 and the early conversion of $206.0 million in aggregate principal amount of the 6.5% Convertible Notes due in 2008. For additional information, please refer to Note 18 to the Consolidated Financial Statements.

Provision for/(Benefit from) Income Taxes

We had a net tax benefit of $9.0 million for 2006, compared to a net tax provision of $1.0 million for 2005. The overall tax benefit for 2006 was $11.0 million. Of this amount, $2.0 million has been credited to shareholders’ equity to reflect utilization of stock option deductions. The remaining $9.0 million benefit is allocated to ordinary activities. The tax benefit reflected the availability of tax losses, tax at standard rates in the jurisdictions in which we operate, income derived from Irish patents and foreign withholding tax. Our Irish patent derived income was exempt from tax pursuant to Irish legislation, which exempts from Irish tax income derived from qualifying patents. Currently, there is no termination date in effect for such exemption. For additional information regarding tax, please refer to Note 21 to the Consolidated Financial Statements.

2005 Compared to 2004 (in millions, except share and per share amounts)

			% Increase/
	2005	2004	(Decrease)

Product revenue	$458.1	$404.4	13%
Contract revenue	32.2	77.3	(58)%

Total revenue	490.3	481.7	2%

Operating expenses:
Cost of sales	196.1	173.6	13%
Selling, general and administrative expenses	358.4	337.3	6%
Research and development expenses	233.3	257.3	(9)%
Net gain on sale of products and businesses	(103.4)	(44.2)	134%
Other net (gains)/charges	4.4	59.8	(93)%

Total operating expenses	688.8	783.8	(12)%

Operating loss	(198.5)	(302.1)	(34)%

Net interest and investment (gains) and losses:
Net interest expense	125.7	109.0	15%
Net investment (gains)/losses	7.2	(42.8)	117%
Net charge on debt retirements	51.8	—	—
Charge arising from guarantee to EPIL II noteholders	—	47.1	(100)%

Net interest and investment losses	184.7	113.3	63%

Loss from continuing operations before provision for/(benefit from) income taxes	(383.2)	(415.4)	(8)%
Provision for/(benefit from) income taxes	1.0	(1.7)	159%

Net loss from continuing operations	(384.2)	(413.7)	(7)%
Net income from discontinued operations (net of tax)	0.6	19.0	(97)%

Net loss	$(383.6)	$(394.7)	(3)%

Basic and diluted net loss per ordinary share:
Net loss from continuing operations	$(0.93)	$(1.06)	(12)%
Net income from discontinued operations (net of tax)	—	0.05	(100)%

Net loss	$(0.93)	$(1.01)	(8)%

Product Revenue

The increase of 13% in total product revenue in 2005 was primarily due to the growth of product revenue from our core business. Product revenue from our core business increased 34% from 2004 and more than compensated for the loss of revenue from products divested during 2004. The components of product revenue are set out below (in millions):

			% Increase/
	2005	2004	(Decrease)

(A) Marketed products
Maxipime	$140.3	$117.5	19%
Azactam	57.7	50.6	14%
Tysabri	11.0	6.4	72%
Prialt	6.3	—	—

Total revenue from marketed products	215.3	174.5	23%

(B) Manufacturing revenue and royalties	207.1	130.9	58%
(C) Amortized revenue — Adalat/Avinza	34.0	34.0	0%

Total product revenue from core business	456.4	339.4	34%

(D) Divested products(1)
European business(2)	—	10.5	(100)%
Zonegran(3)	—	41.2	(100)%
Other	1.7	13.3	(87)%

Total revenue from divested products	1.7	65.0	(97)%

Total product revenue	$458.1	$404.4	13%

(1)	Products described as “Divested Products” include products or businesses divested since the beginning of 2004.

(2)	Sold to Zeneus in February 2004.

(3)	Sold to Eisai in April 2004.

(A) Revenue from marketed products

Total revenue from marketed products increased to $215.3 million in 2005 from $174.5 million in 2004. The increase of 23% primarily reflects higher sales of Maxipime and Azactam, and initial sales of Tysabri and Prialt. Azactam lost its patent exclusivity in October 2005, and the basic patent on Maxipime expires in March 2007. Two US patents covering Maxipime formulations may provide patent protection until February 2008. The expiration of these patents is expected to result in generic competition for these products, which is expected to adversely impact future revenues. However, to date, no generic Azactam product has been approved.

Maxipime revenue increased from $117.5 million in 2004 to $140.3 million in 2005. The 19% increase reflects growth in demand, a price increase of 8% taken at the end of 2004, and improved supply conditions. We experienced third party supply shortages and disruptions with Maxipime during 2005. This led to a significant decline in inventories held by our wholesale customers and hospitals and, consequently, affected our ability to meet demand. The supply situation improved beginning in the third quarter of 2005.

As reported by IMS Health Inc., Azactam prescription demand for 2005 increased by 6% over 2004, while the corresponding revenues increased from $50.6 million in 2004 to $57.7 million in 2005, or 14%. The difference between prescription and revenue growth rates is due to changing wholesaler inventory levels and price increases taken during the period.

The FDA granted accelerated approval of Tysabri in late November 2004 for the treatment of patients in the United States with all forms of relapsing remitting MS. Revenue from Tysabri amounted to $11.0 million in 2005 and $6.4 million in 2004. The commercialization and clinical dosing of Tysabri was voluntarily suspended in February 2005. On March 7-8, 2006, the PCNS Advisory Committee reviewed and voted unanimously to recommend that Tysabri be reintroduced as a treatment for relapsing forms of MS. In June 2006, the FDA approved the re-introduction of Tysabri for the treatment of relapsing forms of MS. Approval for the marketing of Tysabri in the European Union was also received in June 2006, and in October 2006, approval was received for the marketing of Tysabri in Canada. The distribution of Tysabri in both the United States and European Union commenced in July 2006.

Prialt, a new treatment for severe chronic pain, was approved by the FDA in the United States in December 2004 and approved in Europe in February 2005. We began selling Prialt in the US market in early 2005 and revenue from sales of Prialt was $6.3 million in 2005 (2004: $Nil). On March 20, 2006, we completed the sale of the European rights to Prialt to Eisai, while retaining the product rights in the United States.

(B) Manufacturing revenue and royalties

Manufacturing revenue and royalties are as follows (in millions):

			% Increase/
	2005	2004	(Decrease)

Tricor	$45.4	$4.5	909%
Verelan	34.7	27.8	25%
Diltiazem	18.6	19.3	(4)%
Skelaxin	17.9	12.2	47%
Ritalin	13.8	11.8	17%
Avinza	13.4	15.8	(15)%
Zanaflextm	11.1	—	—
Other	52.2	39.5	32%

Total	$207.1	$130.9	58%

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

The decrease in contract revenue of 58% in 2005 is principally due to a reduction in research revenue and milestones arising from R&D activities we perform on behalf of third parties. The reduction resulted from, among other things, the timing of milestone receipts, the completion of transitional R&D activities related to certain divested products, and the suspension of activity related to Sonata.

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

Research and Development Expenses

R&D expenses were $233.3 million in 2005, compared to $257.3 million in 2004, and included $66.9 million (2004: $84.2 million) in relation to Tysabri. The decrease of 9% reflects cost containment initiatives, the refocusing of R&D efforts on key Alzheimer’s disease programs, and reduced spending on Tysabri as a result of the completion of clinical trials, offset by the cost of the extensive Tysabri safety evaluation.

Net Gain on Sale of Businesses

	2005	2004
	(In millions)

Zonegran	$(85.6)	$(42.9)
European business	(17.1)	2.9
Other	(0.7)	(4.2)

Total	$(103.4)	$(44.2)

In April 2004, we sold our interests in Zonegran in North America and Europe to Eisai for initial net consideration of $113.5 million at closing. We were also entitled to receive additional consideration of up to $110.0 million from Eisai if no generic Zonegran was approved by certain dates up through January 1, 2006. We received $85.0 million of this contingent consideration prior to the approval of generic Zonegran in December 2005. Consequently, the total net proceeds received from the sale of Zonegran amounted to $198.5 million and resulted in a cumulative net gain of $128.5 million, of which $85.6 million was recognized in 2005 and $42.9 million in 2004.

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

Other Net (Gains)/Charges

The principal items classified as other charges/(gains) include severance, relocation and exit costs, litigation settlement receipts, and losses incurred from certain litigation or regulatory actions, including shareholder class action litigation and the SEC investigation. These items have been treated consistently from period to period. Our management believes that disclosure of other charges/(gains) is meaningful because it provides additional information in relation to these material items.

	2005	2004
	(In millions)

(A) Pfizer litigation settlement, shareholder litigation, and SEC investigation	$(7.4)	$56.0
(B) Severance, restructuring and other costs	11.8	3.8

Total other net charges	$4.4	$59.8

(A) Pfizer litigation settlement, shareholder litigation, and SEC investigation

During 2005, we recorded a net gain of $7.4 million related primarily to the Pfizer litigation settlement in which we received a payment of $7.0 million. The settlement arose from a claim concerning intellectual property rights and the development of target compounds arising from a collaboration with Pfizer.

The $56.0 million charge recorded in 2004 arose primarily as a result of a $55.0 million provision made in relation to settlements of the SEC investigation and the related shareholder class action lawsuit. We and certain of our former and current officers and directors were named as defendants in a class action filed in early 2002 alleging that our financial statements were not prepared in accordance with GAAP, and that the defendants disseminated materially false and misleading information concerning our business and financial results. We agreed to settle the action in October 2004 and the settlement was formally approved by the US District Court for the Southern District of New York in February 2005. The terms of the class action settlement received final court approval in April 2005. Under the class action settlement, all claims against us and the other named defendants were dismissed with no admission or finding of wrongdoing on the part of any defendant. The principal terms of the settlement provide for an aggregate cash payment to class members of $75.0 million, out of which the court awarded attorneys’ fees to plaintiffs’ counsel, and $35.0 million was paid by our insurance carrier.

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

For additional information on litigation which we are involved in, please refer to Note 28 to the Consolidated Financial Statements.

(B) Severance, restructuring and other costs

During 2005, we incurred severance, restructuring and other costs of $11.8 million arising from the realignment of our resources to meet our current business structure. These expenses arose from termination of certain operating leases and a reduction in employee headcount.

During 2004, we incurred severance, restructuring and other costs arising from the implementation of our recovery plan of $3.8 million. The recovery plan, which commenced in July 2002 and was completed in February 2004, involved the restructuring of our businesses, assets and balance sheet. These expenses arose from a reduction in the scope of our activities and a reduction in employee headcount.

Net Interest Expense

Net interest expense was $125.7 million in 2005, compared to $109.0 million in 2004. The increase of 15% primarily reflects the interest costs associated with the issuance of $850.0 million of 7.75% senior fixed rate notes (7.75% Notes) and $300.0 million of senior floating rate notes due in 2011 (Floating Rate Notes due 2011) in November 2004, partially offset by the impact of the repayment of the Elan Pharmaceutical Investments III Ltd. (EPIL III) Series B and C guaranteed notes (collectively, EPIL III Notes) in November 2004, the early retirement of $36.8 million of the Athena Notes due in 2008 and the early conversion of $206.0 million in aggregate principal amount of 6.5% Convertible Notes due in 2008 in the second quarter of 2005, and increased interest income associated with higher cash balances and interest rates.

Net Investment (Gains)/Losses

Net investment losses were $7.2 million in 2005, compared to net investment gains of $42.8 in 2004. The net investment losses in 2005 comprised primarily of gains on sale and maturity of investment securities of $17.5 million (2004: $106.2) and impairment of investments of $24.0 million (2004: $72.4 million). In 2005, we raised $62.7 million (2004: $255.5 million) in net cash proceeds from the disposal of investment securities. The $17.5 million in gains on the sale and maturity of investment securities in 2005 includes gains on the sale of securities of Allergy Therapeutics plc of $10.0 million, Iomai Corporation of $3.2 million and Emisphere Technologies, Inc. of $1.8 million. The $106.2 million in gains on the sale and maturity of investment securities in 2004 included a gain on the sale of securities of Warner Chilcott plc of $43.6 million, DOV Pharmaceutical, Inc. of $22.6 million, Curis, Inc. of $15.3 million and Atrix Laboratories of $13.1 million.

During 2005, investment impairment charges of $24.0 million (2004: $72.4 million) reflect other-than-temporary impairments to the value of a number of investments, primarily in privately-held biotech companies.

Net Charge on Debt Retirements

In June 2005, we incurred a net charge of $51.8 million (2004: $Nil) associated with the early retirement of $36.8 million of the Athena Notes due in 2008 and the early conversion of $206.0 million in aggregate principal amount of the 6.5% Convertible Notes due in 2008.

Charge Arising from Guarantee to EPIL II Noteholders

We had guaranteed EPIL II loan notes (EPIL II Notes) to the extent that the investments held by EPIL II were insufficient to repay the EPIL II Notes and accrued interest. EPIL II was a qualifying special purpose entity and was not consolidated under US GAAP. On June 28, 2004, the EPIL II Notes of $450.0 million, together with accrued interest for the period from December 31, 2003 to June 28, 2004 of $21.5 million, were repaid. Of the aggregate payment of $471.5 million, $79.7 million was funded from the cash resources in EPIL II and through the sale of EPIL II’s entire investment portfolio. We funded the balance of $391.8 million under our guarantee. This resulted in a charge of $47.1 million in 2004, arising from interest of $21.5 million and investment losses of $25.6 million incurred by EPIL II during the first half of 2004.

Provision for/(Benefit from) Income Taxes

We had a net tax provision of $1.0 million for 2005, compared to a net tax benefit of $1.7 million for 2004. The overall tax provision for 2005 was $0.4 million. Of this amount, $0.6 million has been credited to shareholders’ equity to reflect utilization of stock option deductions. The remaining $1.0 million provision is allocated to ordinary activities. The tax provision reflected tax at standard rates in the jurisdictions in which we operate, income derived from Irish patents, foreign withholding tax and the availability of tax losses. Our Irish patent derived income was exempt from tax pursuant to Irish legislation, which exempts from Irish tax income derived from qualifying patents. Currently, there is no termination date in effect for such exemption. For additional information regarding income taxes, please refer to Note 21 to the Consolidated Financial Statements.

Net Income/(Loss) from Discontinued Operations

Net income from discontinued operations was $0.6 million in 2005, compared to a net income from discontinued operations of $19.0 million in 2004. The net income from discontinued operations includes a net gain on sale of businesses of $0.5 million (2004: $11.5 million). During the course of the completed recovery plan, we sold a number of products and businesses, including Athena Diagnostics, Elan Diagnostics, a portfolio of pain products (the Pain Portfolio), Actiqtm , the dermatology portfolio of products, Abelcettm US/Canada, Myobloctm , Myambutoltm and Frova, which are included in discontinued operations. We have recorded the results and gains or losses on the divestment of these operations within discontinued operations in the Consolidated Statement of Operations.

SEGMENT ANALYSIS

Our business is organized into two segments: Biopharmaceuticals and EDT. Biopharmaceuticals engages in research, development and commercial activities and includes our activities in the areas of autoimmune diseases, neurodegenerative diseases, and our specialty business group. EDT focuses on product development, scale-up and manufacturing to address drug optimization challenges of the pharmaceutical industry.

Analysis by Segment

	Biopharmaceuticals			EDT			Total
	2006	2005	2004	2006	2005	2004	2006	2005	2004
	(In millions)			(In millions)			(In millions)

Revenue	$275.8	$229.1	$259.8	$284.6	$261.2	$221.9	$560.4	$490.3	$481.7
Segmental operating income/(loss)	$(235.6)	$(245.4)	$(282.6)	$69.1	$47.6	$43.6	$(166.5)	$(197.8)	$(239.0)
Corporate expense/(credit)							(0.1)	0.7	63.1

Operating loss							$(166.4)	$(198.5)	$(302.1)

Biopharmaceuticals’ revenue increased 20% to $275.8 million in 2006 from $229.1 million in 2005 and 6% from $259.8 million in 2004. The increase is primarily due to the increase in revenue from increased sales of Maxipime, Azactam and Tysabri, offset by decreases in revenue from divested products. Biopharmaceuticals’ operating loss decreased 4% to $235.6 in 2006 from $245.4 million in 2005 and 17% from $282.6 million in 2004. The decrease in the operating loss was principally due to the increase in revenues, offset by a decrease in the gain on sale of products and businesses. Biopharmaceuticals’ net gain on sale of products and businesses decreased to $43.1 million in 2006 (primarily related to the gain on sale of European rights to Prialt) from $103.1 million in 2005 (primarily related to the gains on the sale of Zonegran and our European business). Biopharmaceuticals’ other net charges increased to $26.3 million in 2006 from $5.6 million in 2005, primarily due to acquired in-process research and development costs incurred in 2006.

EDT revenue increased 9% to $284.6 million in 2006 from $261.2 million in 2005 and increased 28% from $221.9 million in 2004. The increase was due to increased manufacturing revenue and royalties, offset by decreased contract revenue. EDT operating income increased to $69.1 million in 2006 from $47.6 million in 2005 and from $43.6 million in 2004. The increase was primarily due to the increase in revenues and also due to a net other gain of $47.2 million in 2006, which was primarily related to an arbitration award in our favor and against King in 2006.

B.	Liquidity and Capital Resources

Cash and Cash Equivalents, Liquid and Capital Resources

Our liquid and capital resources at December 31 were as follows (in millions):

			Increase/
	2006	2005	(Decrease)

Cash and cash equivalents	$1,510.6	$1,080.7	40%
Restricted cash	23.2	24.9	(7)%
Investment securities (current)	11.2	10.0	12%
Shareholders’ equity	85.1	16.9	404%

We have historically financed our operating and capital resource requirements through cash flows from operations, sales of equity securities and borrowings. We consider all highly liquid deposits with an original maturity of three months or less to be cash equivalents. Our primary source of funds as of December 31, 2006 consisted of cash and cash equivalents of $1,510.6 million, which excludes restricted cash of $23.2 million, and current investment securities of $11.2 million.

At December 31, 2006, our shareholders’ equity was $85.1 million, compared to $16.9 million at December 31, 2005. The increase is due primarily to the conversion of convertible debt and proceeds from employee stock issuances, offset by the net loss incurred during the year.

Cash Flows Summary

	2006	2005	2004
	(In millions)

Net cash used in operating activities	$(238.7)	$(283.5)	$(347.9)
Net cash provided by investing activities	34.7	120.9	474.2
Net cash provided by/(used in) financing activities	629.3	(99.7)	441.5
Effect of exchange rate changes on cash	4.6	(4.6)	1.6

Net increase/(decrease) in cash and cash equivalents	429.9	(266.9)	569.4

Cash and cash equivalents at beginning of year	1,080.7	1,347.6	778.2

Cash and cash equivalents at end of year	$1,510.6	$1,080.7	$1,347.6

The results of our cash flow activities for 2006 and 2005 are described below.

2006

Net cash used in operating activities was $238.7 million in 2006. The primary components of cash used in operating activities were the net loss (adjusted to exclude non-cash charges and benefits) and changes in working capital accounts. The changes in working capital accounts include the net increase in trade receivables and prepaid and other assets of $79.2 million (principally $49.8 million arbitration award entered in our favor and against King in December 2006, which was paid by King in January 2007), the increase in inventory of $7.1 million, and the net increase of $15.2 million in accounts payable and accrued and other liabilities.

Net cash provided by investing activities was $34.7 million in 2006. The major component of cash generated from investing activities includes net proceeds of $14.1 million from the sale and maturity of investment securities and $54.2 million from the sale of the European rights to Prialt (net of transaction costs), partially offset by $31.5 million for capital expenditures. As of December 31, 2006, we did not have any significant commitments to purchase property, plant and equipment, except for committed additional capital expenditures of $5.6 million.

Net cash provided by financing activities totalled $629.3 million in 2006, primarily reflecting the net proceeds of $602.8 million from the issuances of $465.0 million of the 8.875% Notes and $150.0 million of the Floating Rate Notes due 2013, and $29.8 million of net proceeds from employee stock issuances, offset by $5.7 million related to the repayment of loans and capital lease obligations.

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

Net cash provided by investing activities was $120.9 million in 2005. The major component of cash generated from investing activities includes net proceeds of $62.7 million sale and maturity of investment securities and $108.8 million from business disposals (primarily Zonegran and the European business), partially offset by $50.1 million for capital expenditures.

Net cash used in financing activities totalled $99.7 million in 2005, primarily reflecting $39.0 million for the repayment of EPIL III Notes and $87.8 million for the early retirement of $36.8 million of the Athena Notes and early conversion of $206.0 million in aggregate principle amount of 6.5% Convertible Notes, offset by $23.8 million of net proceeds from employee stock issuances and $4.0 million of proceeds from government grants.

Debt Facilities

At December 31, 2006, we had outstanding debt of $2,378.2 million which consisted of the following:

(In millions)

Athena Notes (redeemed in full in January 2007)	$613.2
7.75% Notes due 2011	850.0
Floating Rate Notes due 2011	300.0
8.875% Notes due 2013	465.0
Floating Rate Notes due 2013	150.0

$2,378.2

During 2006, as of December 31, 2006, and, as of the date of filing of this Form 20-F, we were not in violation of any of our debt covenants. For additional information regarding our outstanding debt, please refer to Note 18 to the Consolidated Financial Statements.

Commitments and Contingencies

For information regarding commitments and contingencies, please refer to Notes 27 and 28 to the Consolidated Financial Statements.

Capital Expenditures

We believe that our current and planned manufacturing, research, product development and corporate facilities will adequately meet our current and projected needs. We are reviewing the availability of additional space for our South San Francisco facility. We will use our resources to make capital expenditures as necessary from time to time and also to make investments in the purchase or licensing of products and technologies and in marketing and other alliances with third parties to support our long-term strategic objectives.

C.	Research and Development, Patents and Licenses, etc.

See Item 4. B “Business Overview” for information on our R&D, patents and licenses, etc.

D.	Trend Information

Please see Item 4.  B “Business Overview” and Item 5. A “Operating Results” for trend information.

E.	Off-Balance Sheet Arrangements

As of December 31, 2006, we have no unconsolidated special purpose financing or partnership entities or other off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, that are material to investors.

F.	Tabular Disclosure of Contractual Obligations

The following table sets out, at December 31, 2006, our main contractual obligations due by period for debt principal and interest repayments and capital and operating leases. These represent the major contractual, future payments that may be made by us. The table does not include items such as expected capital expenditures on plant and equipment, future investments in financial assets or future milestones we may elect to pay Biogen Idec. As of December 31, 2006, the directors had authorized capital commitments for the purchase of property, plant and equipment of $5.6 million (2005: $7.1 million).

		Less Than	1-3	3-5	More Than
	Total	1 Year	Years	Years	5 Years

Athena Notes (redeemed in full in January 2007)	$613.2	$613.2	$—	$—	$—
7.75% Notes due 2011	850.0	—	—	850.0	—
Floating Rate Notes due 2011	300.0	—	—	300.0	—
8.875% Notes due 2013	465.0	—	—	—	465.0
Floating Rate Notes due 2013	150.0	—	—	—	150.0

Total debt principal obligations	2,378.2	613.2	—	1,150.0	615.0
Debt interest payments(1)	844.4	151.1	298.9	287.4	107.0
Capital lease obligations(2)	2.9	2.9	—	—	—
Operating lease obligations(3)	127.5	18.8	37.3	41.1	30.3

Total contractual obligations	$3,353.0	$786.0	$336.2	$1,478.5	$752.3

(1)	The Floating Rate Notes due 2011 and Floating Rate Notes due 2013 bear interest at a rate, adjusted quarterly, equal to three-month London Interbank Offer Rate (LIBOR) plus 4.0%. and 4.125%, respectively. To calculate our interest payment obligation, we used the LIBOR at December 31, 2006.

(2)	In prior years, we disposed of plant and equipment and subsequently leased them back and also entered into an arrangement with a third party bank, the substance of which allows us to require a net settlement of our obligations under the leases. The related assets and liabilities of these previous sale and leaseback transactions have been offset in the Consolidated Financial Statements in the amount of $36.2 million at December 31, 2006 (2005: $51.8 million).

(3)	We are reviewing the availability of additional space for our South San Francisco facility.

At December 31, 2006, we had commitments to invest $2.4 million (2005: $2.4 million) in healthcare managed funds.

Under our collaboration agreement with Biogen Idec, if global in-market net sales of Tysabri are, on average, for four calendar quarters, in excess of $125 million per calendar quarter, then we may elect to make a milestone payment to Biogen Idec of $75 million in order to maintain our percentage share of Tysabri at approximately 50% for annual global in-market net sales of Tysabri that are in excess of $700 million. Additionally, if we have made this first milestone payment, then we may elect to pay a further $50 million milestone to Biogen Idec if global in-market net sales of Tysabri are, on average, for four calendar quarters, in excess of $200 million per calendar quarter, in order to maintain our percentage share of Tysabri at approximately 50% for annual global in-market net sales of Tysabri that are in excess of $1.1 billion. Should we elect not to make the first milestone payment of $75 million, then our percentage share of Tysabri will be reduced to approximately 35% for annual global in-market net sales of Tysabri exceeding $700 million. If we elect to make the first milestone payment, but not the second milestone payment, then our percentage share of Tysabri will be reduced to approximately 35% for annual global net sales of Tysabri exceeding $1.1 billion.

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

Our debt ratings as of December 31, 2006 were as follows:

Standard
	& Poor’s	Moody’s
	Rating	Investors
	Services	Service

Athena Notes (redeemed in full in January 2007)	B	B3
7.75% Notes	B	B3
Floating Rate Notes due 2011	B	B3
8.875% Notes	B	B3
Floating Rate Notes due 2013	B	B3

We believe that we have sufficient current cash, liquid resources, realizable assets and investments to meet our liquidity requirements for at least the next twelve months. Longer-term liquidity requirements and debt repayments will need to be met out of available cash resources, future operating cash flows, financial and other asset realizations and future financing. However, events, including a material deterioration in our operating performance as a result of our inability to sell significant amounts of Tysabri, material adverse legal judgments, fines, penalties or settlements arising from litigation or governmental investigations, failure to successfully develop and receive marketing approval for products under development or the occurrence of other circumstances or events described under “Risk Factors,” could materially adversely affect our ability to meet our longer-term liquidity requirements.

We commit substantial resources to our R&D activities, including collaborations with third parties such as Biogen Idec for the development of Tysabri and Wyeth for Alzheimer’s disease. We expect to commit significant cash resources to the development and commercialization of products in our development pipeline.

We continually evaluate our liquidity requirements, capital needs and availability of resources in view of, among other things, alternative uses of capital, debt service requirements, the cost of debt and equity capital and estimated future operating cash flow. We may raise additional capital, restructure or refinance outstanding debt, repurchase material amounts of outstanding debt (including the 7.75% Notes and the Floating Rate Notes due 2011 and the 8.875% Notes and the Floating Rate Notes due 2013), consider the sale of interests in subsidiaries, investment securities or other assets or the rationalization of products, or take a combination of such steps or other steps to increase or manage our liquidity and capital resources. Any such actions or steps, including any repurchase of outstanding debt, could be material. In the normal course of business, we may investigate, evaluate, discuss and engage in future company or product acquisitions, capital expenditures, investments and other business opportunities. In the event of any future acquisitions, capital expenditures, investments or other business opportunities, we may consider using available cash or raising additional capital, including the issuance of additional debt.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Directors

Kyran McLaughlin (62)
Non-Executive Chairman, Member of the Nominating Committee
Mr. McLaughlin was appointed a director of Elan in January 1998 and was appointed chairman of Elan in January 2005. He is deputy chairman at Davy Stockbrokers, Ireland’s largest stockbroker firm. He is also a director of Ryanair Holdings, plc and is a director of a number of private companies.

Shane Cooke (44)
Executive Director and Chief Financial Officer
Mr. Cooke was appointed a director of Elan in May 2005. He joined the company as executive vice president and chief financial officer in July 2001. Prior to joining Elan, Mr. Cooke was chief executive of Pembroke Capital Limited, an aviation leasing company, and prior to that held a number of senior positions in finance in the banking and aviation industries. Mr. Cooke is a chartered accountant and a graduate of University College Dublin.

Laurence G. Crowley (69)
Non-Executive Director, Member of the Leadership, Development and Compensation Committee
Mr. Crowley was appointed a director of Elan in March 1996. He was governor of the Bank of Ireland until his retirement in July 2005. He is presently chairman of PJ Carroll & Co. and is a director of a number of private companies.

William F. Daniel (54)
Executive Director and Company Secretary
Mr. Daniel was appointed a director of Elan in February 2003. He has served as the company secretary since December 2001, having joined Elan in March 1994 as group financial controller. In July 1996, he was appointed group vice president, finance, group controller and principal accounting officer. From 1990 to 1992, Mr. Daniel was financial director of Xtravision, plc. Mr. Daniel is a chartered accountant and a graduate of University College Dublin.

Lars Ekman, MD, PhD (57)
Executive Director and President, Global Research and Development and Head of Neurodegeneration Franchise
Dr. Ekman was appointed a director of Elan in May 2005 and joined Elan as executive vice president and president, global R&D in 2001. Prior to joining Elan, he was EVP, R&D, at Schwarz Pharma AG since 1997. From 1984 to 1997, Dr. Ekman was employed in a variety of senior scientific and clinical functions at Pharmacia (now Pfizer). Dr. Ekman is a board certified surgeon with a PhD in experimental biology and has held several clinical and academic positions in both the United States and Europe. He obtained his PhD and MD from the University of Gothenburg, Sweden.

Alan R. Gillespie, CBE, PhD (56)
Non-Executive Director, Chairman of the Audit Committee
Dr. Gillespie was appointed a director of Elan in March 1996. He is chairman of Ulster Bank Limited and chairman of the International Finance Facility. From November 1999 until November 2002, he was chief executive officer of CDC Group, plc and was previously a managing director of Goldman Sachs International.

Ann Maynard Gray (61)
Non-Executive Director, Member of the Nominating Committee
Ms. Maynard Gray was appointed a director of Elan in February 2001. She was formerly president of Diversified Publishing Group of Capital Cities/ABC, Inc. Ms. Gray is also a director of Duke Energy Corporation and The Phoenix Companies, Inc.

Gary Kennedy (49)
Non-Executive Director, Member of the Audit Committee
Mr. Kennedy was appointed a director of Elan in May 2005. From May 1997 to December 2005, he was Group Director, Finance & Enterprise Technology, at Allied Irish Banks, plc (AIB) and a member of the main Board of

AIB and was also on the Board of M&T, AIB’s associate in the United States. Prior to that, Mr. Kennedy was group vice president at Nortel Networks Europe after starting his management career at Deloitte & Touche. He served on the Board of the Industrial Development Authority of Ireland for 10 years until he retired in December 2005. He is a director of Calyx Group plc, the NUI Galway Development Board, and a number of private companies. Mr. Kennedy is a chartered accountant.

G. Kelly Martin (47)
Executive Director, President and CEO
Mr. Martin was appointed a director of Elan in February 2003 following his appointment as president and chief executive officer. He was formerly president of the International Private Client Group and a member of the executive management and operating committee of Merrill Lynch & Co., Inc. He spent over 20 years at Merrill Lynch & Co., Inc. in a broad array of operating and executive responsibilities on a global basis.

Kieran McGowan (63)
Non-Executive Director, Lead Independent Director, Chairman of the Nominating Committee, Member of the Audit Committee
Mr. McGowan was appointed a director of Elan in December 1998. From 1990 until his retirement in December 1998, he was chief executive of the Industrial Development Authority of Ireland. He is chairman of the governing authority of University College Dublin and is a director and chairman designate of CRH, plc, and a director of Irish Life and Permanent, plc, United Drug, plc, Enterprise Ireland, and a number of private companies.

William Rohn (63)
Non-Executive Director, Member of the Leadership, Development and Compensation Committee
Mr. Rohn was appointed a director of Elan in May 2006. He is currently vice chairman of Raven Biotechnologies, Inc., and a director of Metabasis Therapeutics, Inc., Cerus Corp and Pharmacyclics, Inc. Previously, he was chief operating officer of Biogen Idec until January 2005 and prior thereto president and chief operating officer of Idec Pharmaceutical Corporation from 1993.

Dennis J. Selkoe, MD (63)
Non-Executive Director, Chairman of the Leadership, Development and Compensation Committee
Dr. Selkoe was appointed a director of Elan in July 1996, following our acquisition of Athena Neurosciences, where he served as a director since July 1995. Dr. Selkoe was a founder of Athena Neurosciences. Dr. Selkoe, a neurologist, is a professor of neurology and neuroscience at Harvard Medical School. He also serves as co-director of the Center for Neurologic Diseases at The Brigham and Women’s Hospital.

Senior Management

Paul Breen (50)
Executive Vice President, Elan Drug Technologies
Mr. Breen joined Elan in July 2001.  Prior to joining Elan, he was vice president and joint managing director of Pfizer Pharmaceuticals Ireland. Prior thereto, he was vice president and managing director of Warner-Lambert Company’s Irish operations. He is Chairman of the governing body of the Athlone Institute of Technology. Mr. Breen holds a degree in science and is a graduate of University College Dublin.

Nigel Clerkin (33)
Senior Vice President, Finance and Group Controller
Mr. Clerkin was appointed senior vice president, finance and group controller in January 2004, having previously held a number of financial and strategic planning positions since joining Elan in January 1998. He is also our principal accounting officer. Mr. Clerkin is a chartered accountant and a graduate of Queen’s University Belfast.

Richard Collier (53)
Executive Vice President and General Counsel
Mr. Collier joined Elan as executive vice president and general counsel in November 2004. Prior to joining Elan, Mr. Collier was senior counsel at Morgan, Lewis & Bockius LLP. Prior to joining Morgan Lewis, he was senior vice president and general counsel at Pharmacia (now Pfizer), after serving in that same position at Pharmacia & Upjohn. Prior to his experience at Pharmacia, Mr. Collier spent 11 years at Rhone-Poulenc Rorer, Inc. Previously, he was in private practice after having served with the US Federal Trade Commission and US Department of Justice. Mr. Collier is a graduate of Temple University and also earned his Juris Doctor at Temple University.

David W. Feigal, Jr, MD (57)
Senior Vice President, Head of Global Regulatory and Global Safety Surveillance
Dr. Feigal joined us as senior vice president, head of global regulatory and global safety surveillance in November 2006. Prior to joining Elan, he served most recently as a principal with NDA Partners, and prior thereto spent twelve years with the FDA. Before joining the FDA, Dr. Feigal worked for ten years within the academic and hospital settings of the University of California in San Diego, San Francisco and Davis. Dr. Feigal holds a BA from University of Minnesota, an MD from Stanford University and a Master of Public Health from the University of California, Berkeley.

Allison Hulme, PhD (43)
Executive Vice President, Autoimmune, Tysabri, Global Development
Dr. Hulme was appointed executive vice president, autoimmune, Tysabri, global development, in January 2005. Previously, Dr. Hulme held the positions of executive vice president, Tysabri business enterprise, and senior vice president, head of global development. Prior to joining Elan in October 1995, Dr. Hulme held several positions in Clinical Research at Glaxo Wellcome Pharmaceuticals (United Kingdom) and served as a lecturer at Luton University. She holds a degree in science from Luton University and earned her PhD from Cranfield Institute of Technology.

Karen S. Kim (44)
Executive Vice President, Corporate Strategy & Alliances, Communications, Branding and Specialty Business Group
Ms. Kim was appointed executive vice president, corporate strategy & alliances, communications, branding and specialty group, in January 2005. She joined Elan in September 2003 as senior vice president, head of global corporate strategy and strategic alliances. Prior to joining Elan, Ms. Kim held senior management positions at Merrill Lynch & Co., which she joined in 1998, and where she was most recently head of Client Development in the International Private Client Group. Previously she held senior management positions at the Cambridge Group and The MAC Group/Gemini Consulting. She is a graduate of Wellesley College and earned her MBA from the Harvard Graduate School of Business Administration.

Ivan Lieberburg, MD, PhD (57)
Executive Vice President and Chief Medical Officer
Dr. Lieberburg is executive vice president and chief medical officer of Elan, where he has held a number of senior positions, most recently senior vice president of research. Prior to joining Athena Neurosciences in 1987, Dr. Lieberburg held faculty positions at the Albert Einstein College of Medicine and Mt. Sinai School of Medicine in New York. He received an AB from Cornell University and earned his PhD in Neurobiology from The Rockefeller University. Dr. Lieberburg was a Postdoctoral Fellow in Neurobiology at Rockefeller University. He earned his MD from the University of Miami. Dr. Lieberburg was a Research Endocrine Fellow at the University of California, San Francisco.

Kathleen Martorano (45)
Executive Vice President, Strategic Human Resources
Ms. Martorano was appointed executive vice president, strategic human resources, and a member of the office of the chief executive officer, in January 2005. She joined Elan in May 2003 as senior vice president, corporate marketing & communications. Prior to joining Elan, Ms. Martorano held senior management positions at Merrill Lynch & Co., which she joined in 1996, and where she was most recently first vice president of Marketing and Communications for the International Private Client Group. Previously, she held senior management positions with Salomon Brothers. Ms. Martorano holds a Bachelor of Science degree from Villanova University.

Dale Schenk, PhD (49)
Senior Vice President and Chief Scientific Officer
Dr. Schenk was appointed Elan’s senior vice president and Elan’s chief scientific officer in June 2003. From 1999 to 2003, Dr. Schenk was senior vice president of discovery research at Elan, and from 1998 to 1999, he was the company’s vice president of neurobiology. Previously, Dr. Schenk was director of neurobiology for Athena Neurosciences from 1994 to 1998. Earlier at Athena, from 1987 to 1994, Dr. Schenk served as the leader of several research programs. Dr. Schenk earned his Bachelor’s degree in Biology and a PhD in Physiology and Pharmacology from the University of California, San Diego.

Ted Yednock, PhD (49)
Senior Vice President, Head of Global Research
Dr. Yednock was appointed senior vice president, head of global research, in September 2005. Dr. Yednock joined Athena Neurosciences in 1990 to initiate work on MS. He has contributed to a number of research efforts since that time in the areas of both autoimmune and neurodegeneration, and has held a number of scientific and management positions within the organization. Most recently, Dr. Yednock served as vice president, biology. He earned his Bachelor’s degree in Biology and Chemistry from the University of Illinois and his PhD in Immunology from the University of California, San Francisco.

B.	Compensation

Executive Officers and Directors’ Remuneration

For the year ended December 31, 2006, all executive officers and outside directors as a group (19 persons) received total compensation of $8.0 million.

We reimburse officers and outside directors for their actual business-related expenses. For the year ended December 31, 2006, an aggregate of $0.2 million was accrued to provide pension, retirement and other similar benefits for directors and officers. We also maintain certain health and medical benefit plans for our employees in which our officers participate.

Officers serve at the discretion of the board of directors. No director or officer has a family relationship with any other director or officer.

Directors’ Remuneration

	Year Ended December 31
			2006			2006
	2006		Annual		2006	Benefit	2006	2005
	Salary/Fees		Bonus		Pension	in Kind	Total	Total

Executive Directors:
G. Kelly Martin	$804,139		$880,000	(1)	$6,600	$105,794	$1,796,533	$1,793,315
Shane Cooke	616,147		618,000		—	—	1,234,147	748,505	(2)
William F. Daniel	398,091		160,000		46,875	21,520	626,486	668,265
Lars Ekman, MD, PhD	455,192		400,000		10,065	119,543	984,800	775,881	(2)(3)

Total	2,273,569		2,058,000		63,540	246,857	4,641,966	3,985,966

Non-Executive Directors:
Kyran McLaughlin	300,000		—		—	—	300,000	300,000
Göran Ando, MD(4)	115,500		—		—	—	115,500	36,661
Garo H. Armen, PhD(5)	22,038		—		—	—	22,038	55,000
Laurence G. Crowley	67,500		—		—	—	67,500	68,802
Alan R. Gillespie, CBE, PhD	75,000		—		—	—	75,000	67,500
Ann Maynard Gray	67,500		—		—	—	67,500	77,464
Gary Kennedy	67,500		—		—	—	67,500	36,661
Nancy Lurker(6)	28,156		—		—	—	28,156	36,661
Kieran McGowan	87,500		—		—	—	87,500	82,333
Kevin M. McIntyre, MD(5)	27,046		—		—	—	27,046	68,281
William Rohn(7)	38,101		—		—	—	38,101	—
Dennis J. Selkoe, MD	128,878	(8)	—		—	—	128,878	97,916	(8)

Total	$3,298,288		$2,058,000		$63,540	$246,857	$5,666,685	$4,913,245

(1)	On February 21, 2007, Mr. Martin waived his 2006 performance cash bonus, which would have been paid in 2007, in exchange for the grant of a stock option exercisable for 101,746 ordinary shares with an exercise price of $13.95 per share. The stock option was granted with a fair value of $880,000. Mr. Martin also received an annual stock option grant exercisable for 393,109 ordinary shares on the same date.

(2)	Appointed as director on May 26, 2005; and the remuneration was pro-rated for the period from May 26, 2005 to December 31, 2005.

(3)	Includes $240,000 for loan fully forgiven in December 2005.

(4)	Resigned as director on December 31, 2006.

(5)	Retired as director on May 25, 2006.

(6)	Resigned as director on May 31, 2006.

(7)	Appointed as director on May 25, 2006.

(8)	Includes fees of $50,000 in 2006 and $25,000 in 2005 under a consultancy agreement. For additional information, please refer to page 69.

Payments to Former Directors:	2006	2005

Pensions:
John Groom(1)	$200,000	$116,667
Donald Panoz	—	26,667
Nancy Panoz	—	4,166

	200,000	147,500
Legal settlement:
Donal Geaney(2)	—	4,375,000

Total	$200,000	$4,522,500

(1)	Effective July 1, 2003 we entered into a pension agreement of $200,000 per annum payable to Mr. Groom until May 16, 2008. For additional information, refer to Note 29 to the Consolidated Financial Statements.

(2)	On June 13, 2005, we agreed to settle an action taken by the late Mr. Geaney for a sum of €3.5 million ($4.4 million), plus an agreed sum of legal fees. For additional information, refer to Note 29 to the Consolidated Financial Statements.

C.	Board Practices

The Board

The roles of the chairman and chief executive officer (CEO) are separated. The chairman of the board is responsible for the leadership and management of the Board. Our CEO is responsible for the operation of the business of the Company. Other significant commitments of the Chairman are set out on page 56. These commitments did not change during 2006.

The board regularly reviews its responsibilities and those of its committees and management. The board meets regularly throughout the year, and all of the directors have full and timely access to the information necessary to enable them to discharge their duties. All directors also have access to the advice and services of the Company Secretary.

The board has reserved certain matters to its exclusive jurisdiction, thereby maintaining control of the Company and its future direction. All directors are appointed by the board, as nominated by its nominating committee, and subsequently elected by the shareholders. Procedures are in place where directors and committees, in furtherance of their duties, may take independent professional advice, if necessary, at our expense. The board held six meetings during 2006.

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

Independence of Directors

Under our guidelines, two-thirds of the board are required to be independent. The board currently includes eight independent, non-executive directors who constitute two-thirds of the board. We adopted a definition of independence based on the rules of the New York Stock Exchange (NYSE), the exchange on which the majority of our shares are traded. During 2006 the board considered the independence of each non-executive director and considers that all non-executive directors are independent in character and judgment and there are no relationships or circumstances that are likely to affect their independent judgment.

In reaching this conclusion the board gave due consideration to participation by board members in our equity compensation plans. In particular the board considered the position of Mr. McLaughlin, Chairman, Mr. Crowley, Dr. Gillespie and Dr. Selkoe. Mr. McLaughlin has served as a non-executive director for nine years. Dr. Gillespie, Mr. Crowley and Dr. Selkoe have served as non-executive directors for in excess of nine years. Additionally, Dr. Selkoe has an ongoing consultancy agreement with the company, which is set out in detail on page 69. It is the board’s view that each of these non-executive directors discharges his duties in a thoroughly independent manner and constructively and appropriately challenge the executive directors and the board. For this reason the board considers that they are independent.

Audit Committee

The audit committee, composed entirely of independent non-executive directors, helps the board in its general oversight of the Company’s accounting and financial reporting practices, internal controls and audit functions, and is directly responsible for the appointment, compensation and oversight of the work of our independent auditors. The members of the committee are Dr. Gillespie, Chairman, Mr. Kennedy, and Mr. McGowan. Mr. Kennedy qualifies as an audit committee financial expert. The audit committee held eight meetings during 2006. For additional information on the audit committee, please refer to Item 16A. “Audit Committee Financial Expert” and Item 16C. “Report of the Audit Committee.”

Leadership Development and Compensation Committee

The Leadership Development and Compensation Committee (LDCC), composed entirely of independent non-executive directors, reviews our compensation philosophy and policies with respect to executive compensation, fringe benefits and other compensation matters. The committee determines the compensation of the chief executive officer and other executive directors and reviews the compensation of the other members of the executive management. The members of the committee are Dr. Selkoe, Chairman, Mr. Crowley and Mr. Rohn (appointed July 31, 2006). The committee held six meetings during 2006. Further information about the work of the LDCC is set out in the Report of the Leadership Development and Compensation Committee on page 63.

Nominating Committee

The nominating committee, composed entirely of independent non-executive directors, reviews on an ongoing basis the membership of the board of directors and of the board committees and the performance of the directors. It recommends new appointments to fill any vacancy that is anticipated or arises on the board of directors. The committee reviews and recommends changes in the functions of the various committees of the board. The Guidelines and the charter of the committee set out the manner in which the performance evaluation of the board, its committees and the directors is to be performed and by whom. The members of the committee are Mr. Kieran McGowan, Chairman, Ms. Ann Maynard Gray and Mr. Kyran McLaughlin. The committee held five meetings during 2006.

Board and Board Committee Meetings

The number of scheduled board and board committee meetings held and attended by each director during the year was as follows:

		Audit				Nominating
	Board	Committee		LDCC		Committee

Kyran McLaughlin	6/6	—		—		5/5
Göran Ando, MD(1)	5/6	—		3/4		—
Garo H. Armen, PhD(2)	1/2	—		—		—
Shane Cooke	6/6	—		—		—
Laurence G. Crowley	6/6	—		6/6		—
William F. Daniel	6/6	8/8	(5)	6/6	(5)	5/5	(5)
Lars Ekman, MD, PhD	6/6	—		—		—
Alan R. Gillespie, CBE, PhD	6/6	8/8		—		—
Ann Maynard Gray	5/6	—		—		5/5
Gary Kennedy	6/6	8/8		—		—
Nancy Lurker(3)	2/3	—		3/4		—
G. Kelly Martin	6/6	—		—		—
Kieran McGowan	6/6	8/8		—		5/5
Kevin M. McIntyre, MD(2)	2/2	—		4/4		—
William R. Rohn(4)	1/2	—		1/2		—
Dennis J. Selkoe, MD	6/6	—		6/6		—

(1)	Resigned as a director on December 31, 2006.

(2)	Retired as director on May 25, 2006.

(3)	Resigned as director on May 31, 2006.

(4)	Appointed as director on May 25, 2006.

(5)	William F. Daniel was secretary on these committees.

Relations with Shareholders

We communicate regularly with our shareholders throughout the year, specifically following the release of quarterly and annual results, and after major developments. Our annual general meetings, quarterly conference calls and presentations at healthcare investor conferences are webcast and are available on our website (www.elan.com). All shareholders are given adequate notice of the annual general meeting. The board periodically receives presentations on investor perceptions. All directors normally attend the annual general meeting and shareholders are invited to ask questions during the meeting and to meet with directors after the formal proceedings have ended.

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

Internal Control

The board of directors has overall responsibility for our system of internal control and for monitoring its effectiveness. The system of internal control is designed to provide reasonable, but not absolute, assurance against material misstatement or loss. The key procedures that have been established to provide effective internal control include:

•	A clear focus on business objectives is set by the board having considered the risk profile of Elan;

•	A formalized risk reporting system. Significant business risks are addressed at each board meeting;

•	A clearly defined organizational structure under the day-to-day direction of our chief executive officer. Defined lines of responsibility and delegation of authority have been established within which our activities can be planned, executed, controlled and monitored to achieve the strategic objectives which the board has adopted for us;

•	A comprehensive system for reporting financial results to the board. This includes a budgeting system with an annual budget approved by the board;

•	A system of management and financial reporting, treasury management and project appraisal — the system of reporting covers trading activities, operational issues, financial performance, working capital, cash flow and asset management; and

•	To support our system of internal control, we have separate Corporate Compliance, Internal Audit and Internal Control Departments. Each of these departments report periodically to the Audit Committee. The Internal Control function is primarily responsible for the Company’s compliance with Section 404 of the Sarbanes-Oxley Act 2002.

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

Please refer to Item 15. “Controls and Procedures,” for management’s annual report on internal control over financial reporting.

Report of the Leadership Development and Compensation Committee

The terms of reference for the committee are to determine the compensation, terms and conditions of employment of the chief executive officer and other executive directors and to review the recommendations of the chief executive officer with respect to the remuneration and terms and conditions of employment of our senior management. The committee also exercises all the powers of the board of directors to issue Ordinary Shares on the exercise of share options and vesting of RSUs and to generally administer our equity award plans.

Each member of the committee is nominated to serve for a three-year term subject to a maximum of two terms of continuous service.

Remuneration Policy

Our policy on executive directors’ remuneration is to set remuneration levels that are appropriate for our senior executives having regard to their substantial responsibilities, their individual performance and our performance as a whole. The committee sets remuneration levels after reviewing remuneration packages of executives in the pharmaceutical and biotech industries. The committee takes external advice from independent benefit consultants and considers Section B of the Code of Best Practice of The Combined Code as issued by the London and Irish Stock Exchanges.

The typical elements of the remuneration package for executive directors include basic salary and benefits, annual cash incentive bonus, pensions and participation in equity award plans. Non-executive directors are compensated with fee payments and stock options (with additional payments where directors are members of board committees) and are reimbursed for travel expenses to and from board meetings.

The committee grants equity awards to encourage identification with shareholders’ interests.

Executive Directors’ Basic Salary

The basic salaries of executive directors are reviewed annually having regard to personal performance, company performance and market practice.

Annual Cash Incentive Bonus

An annual cash incentive bonus, which is not pensionable, is paid to executive directors based on the recommendation of the committee. Bonus determination is not based on specific financial or operational targets, but on individual and company performance.

Long Term Incentive Plan

On May 25, 2006, our shareholders approved The Elan Corporation, plc 2006 Long Term Incentive Plan (LTIP). This had the effect of closing down and replacing all existing option and restricted stock unit (RSU) plans. It is the committee’s policy, in common with other companies operating in the pharmaceutical and biotech industries, to award share options and RSUs to management and employees, taking into account the best interests of the Company. The equity awards generally vest between one and four years and do not contain any performance conditions.

Employee Equity Purchase Plans

In June 2004, our shareholders approved a qualified Employee Equity Purchase Plan (US Purchase Plan), under Sections 421 and 423 of the Internal Revenue Code (IRC), which became effective on January 1, 2005 for eligible employees based in the United States. The plan allows eligible employees to purchase common stock at 85% of the lower of the fair market value at the start of the offering period or the fair market value on the last trading day of the offering period. Purchases are limited to $25,000 per calendar year, 1,000 shares per offering period, and subject to certain IRC restrictions.

The board of directors approved the Irish Sharesave Option Scheme 2004 and UK Sharesave Option Plan 2004, effective January 1, 2005, for employees based in Ireland and the United Kingdom, respectively (the Irish/UK Sharesave Plans). The Irish/UK Sharesave Plans allow eligible employees to purchase shares at no lower than 85% of the fair market value at the start of the thirty-six month saving period. The plan allows eligible employees to save up to €320 per month under the Irish Scheme or 250 pounds Sterling under the UK Plan and they may purchase shares anytime within six months after the end of the saving period.

In May 2006 our shareholders approved an increase of 1,500,000 shares in the number of shares available to employees to purchase in accordance with the terms of the US Purchase Plan. In total, 3,000,000 shares have been reserved for issuance under the Irish/UK Sharesave Plans and US Purchase Plan combined. In 2006, 394,533 shares (2005: 542,429 shares) were issued under the US Purchase Plan and as of December 31, 2006, 2,006,966 shares (2005: 957,571 shares) were reserved for future issuance under the US Purchase Plan and Irish/UK Sharesave Plans.

Approved Profit Sharing Scheme

Elan also operates an Irish Revenue Commissioners approved profit sharing scheme which permits employees and executive directors who meet the criteria laid down in the scheme to allocate a portion of their annual bonus to purchase shares. Participants may elect to take their bonus in cash subject to normal income tax deductions or may elect to have the bonus amount (subject to certain limits) paid to the independent trustees of the scheme who use the funds to acquire shares. In addition participants may voluntarily apply a certain percentage (subject to certain limits) of their gross basic salary towards the purchase of shares in a similar manner. The shares must be held by the trustees for a minimum of two years after which participants may dispose of the shares but will be subject to normal income taxes until the shares have been held for a minimum of three years.

D.	Employees

See Item 4.B “Business Overview — Employees” for information on our employees.

E.	Share Ownership

Directors’ Ordinary Shares

The beneficial interests of those persons who were directors and the secretary of Elan Corporation, plc at December 31, 2006, including their spouses and children under eighteen years of age, were as follows:

	Ordinary Shares;
	Par Value 5 Euro
	Cents Each
	2006	2005

Kyran McLaughlin	190,000	150,000
Shane Cooke	250,000	250,000
Laurence G. Crowley	12,000	12,000
William F. Daniel	50,000	50,000
Lars Ekman, MD, PhD	30,100	30,100
Alan R. Gillespie, CBE, PhD	332,000	132,000
Ann Maynard Gray	3,500	3,500
Gary Kennedy	2,800	2,800
G. Kelly Martin	246,500	257,500
Kieran McGowan	1,200	1,200
William Rohn(1)	3,000	—
Dennis J. Selkoe, MD	163,175	163,175

(1)	Appointed as director on May 25, 2006.

Directors’ Options and Restricted Stock Units

						Market
		At				Price At	At	Earliest
		December 31,	Exercise	Granted	Exercised	Exercise	December 31,	Exercisable
	Date of Grant	2005	Price	2006	2006	Date	2006	Date	Expiry Date

Kyran McLaughlin	February 30, 1999	10,000	$25.81	—	—	$—	10,000	April 30, 2002	April 29, 2007

	March 2, 2001	5,000	54.85	—	—	—	5,000	March 2, 2002	March 1, 2011

	March 10, 2004	40,000	16.27	—	—	—	40,000	March 10, 2005	March 9, 2014

	March 10, 2005	7,500	7.47	—	—	—	7,500	January 1, 2006	March 9, 2015

	February 1, 2006	—	15.90	10,000	—	—	10,000	February 1, 2008	January 31, 2016

		62,500		10,000	—		72,500

Shane Cooke	March 10, 2005	60,000	$7.47	—	—	$—	60,000	January 1, 2006	March 9, 2015

	May 25, 2005	150,000	7.21	—	—	—	150,000	January 1, 2006	May 24, 2015

	February 1, 2006	—	15.90	63,899	—	—	63,899	January 1, 2007	January 31, 2016

	February 1, 2006	—	RSU	12,579	—	—	12,579	February 1, 2007	February 1, 2010

		210,000		76,478	—		286,478

Laurence G. Crowley	April 30, 1999	10,000	$25.81	—	—	$—	10,000	April 30, 2002	April 29, 2007

	March 2, 2001	5,000	54.85	—	—	—	5,000	March 2, 2002	March 1, 2011

	March 10, 2004	40,000	16.27	—	—	—	40,000	March 10, 2005	March 9, 2014

	March 10, 2005	7,500	7.47	—	—	—	7,500	January 1, 2006	March 9, 2015

	February 1, 2006	—	15.90	10,000	—	$—	10,000	February 1, 2008	January 31, 2016

		62,500		10,000	—		72,500

William F. Daniel	December 4, 1998	40,000	$32.69	—	—	$—	40,000	December 4, 2001	December 13, 2008

	November 8, 1999	40,000	24.00	—	—	—	40,000	November 8, 2001	November 7, 2009

	February 24, 2000	35,000	37.19	—	—	—	35,000	January 1, 2002	February 23, 2010

	March 2, 2001	25,000	54.85	—	—	—	25,000	January 1, 2002	March 1, 2011

	March 1, 2002	30,000	14.07	—	—	—	30,000	January 1, 2003	February 29, 2012

	August 20, 2002	150,000	2.11	—	50,000	15.00	100,000	February 20, 2003	August 19, 2012

						Market
		At				Price At	At	Earliest
		December 31,	Exercise	Granted	Exercised	Exercise	December 31,	Exercisable
	Date of Grant	2005	Price	2006	2006	Date	2006	Date	Expiry Date

	May 1, 2003	6,000	3.84	—	—	—	6,000	January 1, 2004	April 30, 2013

	December 23, 2004	705	22.29	—	—	—	705	February 1, 2008	August 1, 2008

	March 10, 2004	30,000	16.27	—	—	—	30,000	January 1, 2005	March 9, 2014

	March 10, 2005	50,000	7.47	—	—	—	50,000	January 1, 2006	March 9, 2015

	February 1, 2006	—	15.90	47,925	—	—	47,925	January 1, 2007	January 31, 2016

	February 1, 2006	—	RSU	9,434	—	—	9,434	February 1, 2007	February 1, 2010

		406,705		57,359	50,000		414,064

Lars Ekman, MD, PhD	December 7, 2000	125,000	$53.25	—	—	$—	125,000	December 7, 2002	December 6, 2010

	March 1, 2002	40,000	14.07	—	—	—	40,000	January 1, 2003	February 29, 2012

	August 20, 2002	415,000	2.11	—	30,000	15.00	355,000	February 20, 2003	August 19, 2012

	—	—	—	—	30,000	15.00	—	—	—

	April 2, 2003	15,000	2.79	—	—	—	15,000	January 1, 2004	April 1, 2013

	March 10, 2004	40,000	16.27	—	—	—	40,000	January 1, 2005	March 9, 2014

	March 10, 2005	60,000	7.47	—	—	—	60,000	January 1, 2006	March 9, 2015

	February 1, 2006	—	15.90	127,799	—	—	127,799	January 1, 2007	January 31, 2016

	February 1, 2006	—	RSU	25,157	—	—	25,157	February 1, 2007	February 1, 2010

		695,000		152,956	60,000		787,956

Alan R. Gillespie, CBE, PhD	April 30, 1999	10,000	$25.81	—	—	$—	10,000	April 30, 2002	April 29,2007

	March 2, 2001	5,000	54.85	—	—	—	5,000	March 2, 2005	March 1, 2011

	March 10, 2004	40,000	16.27	—	—	—	40,000	March 10, 2005	March 9, 2014

	March 10, 2005	7,500	7.47	—	—	—	7,500	January 1, 2006	March 9, 2015

	February 1, 2006	—	15.90	10,000	—	—	10,000	February 1, 2008	January 31, 2016

		62,500		10,000	—		72,500

Ann Maynard Gray	March 2, 2001	5,000	$54.85	—	—	$—	5,000	February 1, 2003	March 1, 2011

	March 10, 2004	40,000	16.27	—	—	—	40,000	March 10, 2005	March 9, 2014

	March 10, 2005	7,500	7.47	—	—	—	7,500	January 1, 2006	March 9, 2015

	February 1, 2006	—	15.90	10,000	—	—	10,000	February 1, 2008	January 31, 2016

		52,500		10,000	—		62,500

Gary Kennedy	May 26, 2005	15,000	$8.05	—	—	$—	15,000	May 26, 2007	May 25, 2015

	February 1, 2006	—	15.90	10,000	—	—	10,000	February 1, 2008	January 31, 2016

		15,000		10,000	—		25,000

G. Kelly Martin	February 6, 2003	1,000,000	$3.85	—	—	$—	1,000,000	December 31, 2003	February 5, 2013

	November 13, 2003	1,000,000	5.28	—	—	—	1,000,000	December 31, 2003	November 12, 2013

	March 10, 2004	60,000	16.27	—	—	—	60,000	January 1, 2005	March 9, 2014

	March 10, 2005	280,000	7.47	—	—	—	280,000	January 1, 2006	March 9, 2015

	December 7, 2005	750,000	12.03	—	—	—	750,000	December 31, 2006	December 6, 2015

		3,090,000		—	—		3,090,000

Kieran McGowan	April 30, 1999	10,000	$25.81	—	—	$—	10,000	April 30, 2002	April 29, 2007

	March 2, 2001	5,000	54.85	—	—	—	5,000	March 2, 2002	March 1, 2011

	March 10, 2004	40,000	16.27	—	—	—	40,000	March 10, 2005	March 9, 2014

	March 10, 2005	7,500	7.47	—	—	—	7,500	January 1, 2006	March 9, 2015

	February 1, 2006	—	15.90	10,000	—	—	10,000	February 1, 2008	January 31, 2016

		62,500		10,000	—		72,500

William R. Rohn(1)	May 25, 2006	—	$18.13	20,000	—	$—	20,000	May 25, 2007	May 24, 2016

		—		20,000	—		20,000

Dennis J. Selkoe, MD	April 30, 1999	10,000	$25.81	—	—	$—	10,000	April 30, 2002	April 29, 2007

	March 2, 2001	5,000	54.85	—	—	$—	5,000	March 2, 2002	March 1, 2011

	March 10, 2004	40,000	16.27	—	—	—	40,000	March 10, 2005	March 9, 2014

	March 10, 2005	7,500	7.47	—	—	—	7,500	January 1, 2006	March 9, 2015

	February 1, 2006	—	15.90	10,000	—	—	10,000	February 1, 2008	January 31, 2016

		62,500		10,000	—		72,500

(1)	Appointed as director on May 25, 2006.

Options outstanding at December 31, 2006 are exercisable at various dates between January 2007 and January 2016. During the year ended December 31, 2006, the closing market price ranged from $12.50 to $19.21 per ADS. The closing market price at February 22, 2007, on the NYSE, of our ADSs was $13.94.

The following changes in directors’ interests occurred between December 31, 2006 and February 22, 2007:

	Grant Date	Exercise Price	No. of Options	No. of RSUs

Kyran McLaughlin	February 21, 2007	$13.95	10,000	—
Shane Cooke	February 21, 2007	$13.95	115,620	17,921
Laurence G. Crowley	February 21, 2007	$13.95	10,000	—
William F. Daniel	February 21, 2007	$13.95	69,372	10,753
Lars Ekman, MD, PhD	February 21, 2007	$13.95	106,371	16,487
Alan R. Gillespie, CBE, PhD	February 21, 2007	$13.95	10,000	—
Ann Maynard Gray	February 21, 2007	$13.95	10,000	—
Gary Kennedy	February 21, 2007	$13.95	10,000	—
G. Kelly Martin	February 21, 2007	$13.95	494,855	—
Kieran McGowan	February 21, 2007	$13.95	10,000	—
William R. Rohn	February 21, 2007	$13.95	10,000	—
Dennis J. Selkoe, MD	February 21, 2007	$13.95	10,000	—

		RSUs		ADRs
	Date	Vested	Options Exercised	Sold

Shane Cooke	February 21, 2007	3,144	—	—
William F. Daniel	February 21, 2007	2,358	—	—
Lars Ekman, MD, PhD	February 21, 2007	6,289	40,000	42,893
Alan R. Gillespie, CBE, PhD	February 22, 2007	—	—	300,000

Executive Directors Pension Arrangements

Pensions for executive directors are calculated on basic salary only (no incentive or benefit elements are included).

Mr. Daniel participates in a defined benefit plan designed to provide two-thirds of basic salary at retirement at age 60 for full service. Mr. Cooke was a member of this plan from July 2001 until December 2004. The following table relating to the directors’ participation in the defined benefit plan is denominated in Euro:

			Transfer Value
	Increase in		Equivalent of
	Accrued		Increase in		Total Accumulated
	Annual Benefit		Accrued Annual Benefit		Accrued Annual Benefit
	2006	2005	2006	2005	2006	2005

Shane Cooke	—	—	—	—	€12,878	€12,383
William F. Daniel	€2,189	€2,355	€51,549	€49,385	€36,243	€33,223

Mr. Martin and Dr. Ekman participate in a defined contribution plan (401(k) plan) for US based employees. Non-executive directors do not receive pensions.

For additional information on pension benefits for our employees, please refer to Note 26 to the Consolidated Financial Statements.

Item 7.	Major Shareholders and Related Party Transactions.

A.  Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of Ordinary Shares or American Depository Shares at February 22, 2007 by major shareholders and all of our directors and officers as a group (either directly or by virtue of ownership of our ADSs):

	No. of			Percent of
Name of Owner or Identity of Group	Shares		Date of Disclosure(1)	Class(2)

Fidelity Management and Research Company	69,849,200		February 14, 2007	14.8%
Wellington Management	32,921,862		February 6, 2007	7.0%
Westfield Capital Management Co. LLC	19,827,758		February 7, 2007	4.2%
All directors and officers as a group (15 persons)	5,511,625	(3)	—	1.2%

(1)	Since the date of disclosure to us, the interest of any person listed above in our Ordinary Shares may have increased or decreased. No requirement to notify us of any change would have arisen unless the holding moved up or down through a whole number percentage level.

(2)	Based on 467.5 million Ordinary Shares outstanding on February 22, 2007 and 4.5 million Ordinary Shares issuable upon the exercise of currently exercisable options held by directors and officers as a group as of February 22, 2007.

(3)	Includes 4.5 million Ordinary Shares issuable upon exercise of currently exercisable options held by directors and officers as a group as of February 22, 2007.

Except for these interests, we have not been notified at February 22, 2007 of any interest of 3% or more of our issued share capital. Neither Fidelity Management and Research Company, Wellington Management nor Westfield Capital Management Co. LLC has voting rights different from other shareholders.

We, to our knowledge, are not directly or indirectly owned or controlled by another entity or by any government. We do not know of any arrangements, the operation of which might result in a change of control of us.

A total of 467,485,612 Ordinary Shares of Elan were issued and outstanding at February 22, 2007, of which 5,013 Ordinary Shares were held by holders of record in the United States, excluding shares held in the form of American Depository Receipts (ADRs). 407,739,695 Ordinary Shares were represented by our ADSs, evidenced by ADRs, issued by The Bank of New York, as depositary, pursuant to a deposit agreement. At February 22, 2007, the number of holders of record of Ordinary Shares was 12,086, which includes 15 holders of record in the United States, and the number of registered holders of ADRs was 3,293. Because certain of these Ordinary Shares and ADRs were held by brokers or other nominees, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

B.	Related Party Transactions

There were no significant transactions with related parties during the year ended December 31, 2006 other than as outlined in Note 29 to the Consolidated Financial Statements.

Transactions with Directors and Executive Officers

Except as set out below, there are no service contracts in existence between any of the directors and Elan:

•	On January 7, 2003, we and EPI entered into an agreement with Mr. G. Kelly Martin such that Mr. Martin was appointed president and chief executive officer effective February 3, 2003.

Effective December 7, 2005, we and EPI entered into a new employment agreement with Mr. Martin, under which Mr. Martin continues to serve as our president and chief executive officer with an initial base annual salary of $798,000. Mr. Martin is eligible to participate in our annual bonus plan, performance based stock awards and merit award plans. Under the new agreement, Mr. Martin was granted an option to purchase 750,000 Ordinary Shares with an exercise price per share of $12.03, vesting in three equal annual installments (the 2005 Options).

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

In addition, if it is determined that any payment or distribution to Mr. Martin would be subject to excise tax under Section 4999 of the US Internal Revenue Code, or any interest or penalties are incurred by Mr. Martin with respect to such excise tax, then Mr. Martin shall be entitled to an additional payment in an amount such that after payment by Mr. Martin of all taxes on such additional payment, Mr. Martin retains an amount of such additional payment equal to such excise tax amount.

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

•	No other executive director has an employment contract extending beyond twelve months.

•	On July 1, 2006, EPI entered into a consultancy agreement with Dr. Selkoe whereby Dr. Selkoe agreed to provide consultant services with respect to the treatment and/or prevention of neurodegenerative and autoimmune diseases. We will pay Dr. Selkoe a fee of $12,500 per quarter. The agreement is effective for three years unless terminated by either party upon thirty days written notice and supersedes all prior consulting agreements between Dr. Selkoe, and Elan. Prior thereto, Dr. Selkoe was party to various consultancy agreements with EPI and Athena Neurosciences, Inc. Under the consultancy agreements, Dr. Selkoe received $50,000 in 2006 and $25,000 in 2005.

Arrangements with Former Directors

•	On July 1, 2003, we entered into a pension agreement with Mr. John Groom, a former director of Elan Corporation, plc, whereby we shall pay him a pension of $200,000 per annum, monthly in arrears, until May 16, 2008 in respect of his former senior executive roles.

•	On Dr. Garo Armen’s retirement from the board in May 2006, we agreed to vest on his retirement 25,000 options that would otherwise have expired unvested on his retirement date, and have extended the exercise term of 50,000 options from ninety days to one year post-retirement.

External Appointments and Retention of Fees

Executive directors may accept external appointments as non-executive directors of other companies and retain any related fees paid to them. Dr. Ekman was appointed as a non-executive director of InterMune, Inc. on September 18, 2006. In respect of such position he retained the fees paid to him for such services. In 2006 this amounted to $12,500.

C.	Interest of Experts and Counsel

Not applicable.

Item 8.	Financial Information.

A.	Consolidated Statements and Other Financial Information

See item 18.

B.	Significant Changes

None.

Item 9.	The Offer and Listing.

A.	Offer and Listing Details

See item 9C.

B.	Plan of Distribution

Not applicable.

C.	Markets

The principal trading markets for our Ordinary Shares are the Irish Stock Exchange and the London Stock Exchange. Our ADSs, each representing one Ordinary Share and evidenced by one ADR, are traded on the NYSE under the symbol “ELN”. The ADR depositary is The Bank of New York.

Our corporate governance practices do not differ in any significant way from those required of domestic companies under NYSE listing standards. A comparison of NYSE and Elan corporate governance standards is available on our website at www.elan.com.

In accordance with Section 303A.12(a) of the NYSE Listed Company Manual, the Chief Executive Officer of the Company submits annual certifications to the NYSE stating that he is not aware of any violations by the Company of the NYSE corporate governance listing standards, qualifying the certification to the extent necessary. The last such annual certification was submitted on April 18, 2006.

The following table sets forth the high and low sales prices of the Ordinary Shares during the periods indicated, based upon mid-market prices at close of business on the Irish Stock Exchange and the high and low sales prices of the ADSs, as reported in published financial sources:

	€0.05		American
	Ordinary Shares		Depository Shares(1)
	High	Low	High	Low
	(€)		($)

Year ended December 31
2002	50.27	1.23	45.18	1.03
2003	7.25	2.33	9.02	2.25
2004	23.80	5.40	30.09	7.06
2005	22.25	2.42	29.00	3.24
2006	14.90	10.27	19.21	12.50
Calendar Year
2005
Quarter 1	22.25	2.42	29.00	3.24
Quarter 2	6.42	2.64	8.05	3.38
Quarter 3	7.40	5.46	9.25	6.77
Quarter 4	11.54	6.47	14.23	7.70
2006
Quarter 1	13.49	10.27	16.78	12.50
Quarter 2	14.90	11.27	19.21	14.13
Quarter 3	13.24	10.60	16.74	13.31
Quarter 4	12.50	10.48	15.88	13.95
Month Ended
August 2006	12.80	11.35	16.74	14.56
September 2006	12.75	12.01	16.51	15.33
October 2006	12.50	11.29	15.88	14.48
November 2006	11.70	10.75	15.16	14.12
December 2006	10.96	10.48	14.80	13.95
January 2007	10.85	9.07	14.27	11.98

(1)	An ADSs represents one Ordinary Share, par value 5 Euro cents.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information.

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Objects

Our objects, which are detailed in our Memorandum of Association include, but are not limited to, manufacturing, buying, selling and distributing pharmaceutical products.

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

The names of the directors are shown on page 56. Mr. Rohn was appointed as a director on May 25, 2006 and will seek election at the forthcoming Annual General Meeting. Ms. Lurker resigned as a director on May 31, 2006 and Dr. Ando resigned as a director on December 31, 2006. Under the terms of our Articles of Association directors serve for a term of three years expiring at the Annual General Meeting in the third year following their appointment or as the case may be, their re-appointment at the Annual General Meeting. Additionally, in line with the provisions of the combined Code, non-executive directors who have served on the board for in excess of nine years are subject to annual re-election by shareholders. Directors are not required to retire at any set age and may offer themselves for re-election at any Annual General Meeting where they are deemed to have retired by rotation.

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

We incorporate by reference all other information concerning our Memorandum and Articles of Association from the section entitled “Description of Ordinary Shares” in the Registration Statement on Form 8-A/A3 (SEC File No. 001-13896) we filed with the SEC on December 6, 2004 and our Memorandum and Articles of Association filed as Exhibit 4.1 of our Registration Statement on Form S-8 (SEC File No. 333-135185) filed with the SEC on June 21, 2006.

C.	Material Contracts

Indenture

Indentures governing the 7.75% Notes, 8.875% Notes, the Floating Rate Notes due 2011, and the Floating Rate Notes due 2013 contain covenants that restrict or prohibit our ability to engage in or enter into a variety of transactions. These restrictions and prohibitions could have a material and adverse effect on us. For additional information with respect to the restrictive covenants contained in our indentures, see Note 18 to the Consolidated Financial Statements.

Development and Marketing Collaboration Agreement with Biogen Idec

In August 2000, we entered into a development and marketing collaboration agreement with Biogen Idec, successor to Biogen, Inc., to collaborate in the development and commercialization of Tysabri for MS and CD, with Biogen Idec acting as the lead party for MS and Elan acting as the lead party for CD.

In November 2004, Tysabri received regulatory approval in the United States for the treatment of relapsing forms of MS. In February 2005, Elan and Biogen Idec voluntarily suspended the commercialization and dosing in clinical trials of Tysabri. This decision was based on reports of two serious adverse events, one of which was fatal, in patients treated with Tysabri in combination with Avonex in clinical trials. These events involved two cases of PML, a rare and potentially fatal, demyelinating disease of the central nervous system. Both patients received more than two years of Tysabri therapy in combination with Avonex. In March 2005, the companies announced that their ongoing safety evaluation of Tysabri led to a previously diagnosed case of malignant astrocytoma being reassessed as PML, in a patient in an open label CD clinical trial. The patient had received eight doses of Tysabri over an 18-month period. The patient died in December 2003.

A comprehensive safety evaluation was performed of more than 3,000 Tysabri patients in collaboration with leading experts in PML and neurology. The results of the safety evaluation yielded no new confirmed cases of PML beyond the three previously reported.

In September 2005, Elan and Biogen Idec submitted to the FDA a sBLA for Tysabri, which the FDA subsequently designated for Priority Review. On March 7-8, 2006, the PCNS Advisory Committee reviewed and voted unanimously to recommend that Tysabri be reintroduced as a treatment for relapsing forms of MS.

In June 2006, the FDA approved the re-introduction of Tysabri for the treatment of relapsing forms of MS. Approval for the marketing of Tysabri in the European Union was also received in June 2006 and, in October 2006, approval was received for the marketing of Tysabri in Canada. The distribution of Tysabri in both the United States and the European Union commenced in July 2006. Global in-market net sales of Tysabri in 2006 were $38.1 million, consisting of $28.2 million in the United States and $9.9 million in the European Union.

Tysabri was developed and is now being marketed in collaboration with Biogen Idec. In general, subject to certain limitations imposed by the parties, we share with Biogen Idec most development and commercialization costs. Biogen Idec is responsible for manufacturing the product. In the United States, we purchase Tysabri from Biogen Idec and are responsible for distribution. Consequently, we record as revenue the net sales of Tysabri in the US market. We purchase product from Biogen Idec as required at a price, which includes the cost of manufacturing, plus Biogen Idec’s gross profit on Tysabri and this cost, together with royalties payable to other third parties, is included in cost of sales. During 2006, we recorded net sales of $28.2 million (2005: $11.0 million) in the US market.

In the EU market, Biogen Idec is responsible for distribution and we record as revenue our share of the profit or loss on EU sales of Tysabri, plus our directly-incurred expenses on these sales. In 2006, we recorded negative revenue of $10.7 million (2005: $Nil).

At December 31, 2006, we owed Biogen Idec $42.9 million (2005: $21.4 million).

Under our collaboration agreement with Biogen Idec, if global in-market net sales of Tysabri are, on average, for four calendar quarters, in excess of $125 million per calendar quarter, then we may elect to make a milestone payment to Biogen Idec of $75 million in order to maintain our percentage share of Tysabri at approximately 50% for annual global in-market net sales of Tysabri that are in excess of $700 million. Additionally, if we have made this first milestone payment, then we may elect to pay a further $50 million milestone to Biogen Idec if global in-market net sales of Tysabri are, on average, for four calendar quarters, in excess of $200 million per calendar quarter, in order to maintain our percentage share of Tysabri at approximately 50% for annual global in-market net sales of Tysabri that are in excess of $1.1 billion. Should we elect not to make the first milestone payment of $75 million, then our percentage share of Tysabri will be reduced to approximately 35% for annual global in-market net sales of Tysabri exceeding $700 million. If we elect to make the first milestone payment, but not the second milestone payment, then our percentage share of Tysabri will be reduced to approximately 35% for annual global in-market net sales of Tysabri exceeding $1.1 billion.

Wyeth Collaboration Agreement

Under our collaboration agreement with Wyeth, we are developing amyloid immunotherapies to attempt to treat Alzheimer’s disease. See Item 4. B “Business Overview” for additional information regarding our Wyeth collaboration.

D.	Exchange Controls

Irish exchange control regulations ceased to apply from and after December 31, 1992. Except as indicated below, there are no restrictions on non-residents of Ireland dealing in domestic securities, which includes shares or depositary receipts of Irish companies such as us. Except as indicated below, dividends and redemption proceeds also continue to be freely transferable to non-resident holders of such securities. The Financial Transfers Act, 1992 gives power to the Minister for Finance of Ireland to make provision for the restriction of financial transfers between Ireland and other countries and persons. Financial transfers are broadly defined and include all transfers that would be movements of capital or payments within the meaning of the treaties governing the member states of the EU. The acquisition or disposal of ADSs or ADRs representing shares issued by an Irish incorporated company and associated payments falls within this definition. In addition, dividends or payments on redemption or purchase of shares and payments on a liquidation of an Irish incorporated company would fall within this definition. At present the Financial Transfers Act, 1992 prohibits financial transfers involving the late Slobodan Milosevic and Associated Persons, Burma/Myanmar, Belarus certain persons indicted by the International Criminal Tribunal for the former Yugoslavia, Usama bin Laden, Al-Qaida and the Taliban of Afghanistan, Democratic Republic of Congo, Iraq, Côte d’Ivoire, Liberia, Zimbabwe, Uzbekistan, Sudan, certain known terrorists and terrorist groups, and countries that harbor certain terrorist groups, without the prior permission of the Central Bank of Ireland.

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

The following is a general description of Irish taxation inclusive of certain Irish tax consequences to US Holders (as defined below) of the purchase, ownership and disposition of ADSs or Ordinary Shares. As used herein, references to the Ordinary Shares include ADSs representing such Ordinary Shares, unless the tax treatment of the ADSs and Ordinary Shares has been specifically differentiated. This description is for general information purposes only and does not purport to be a comprehensive description of all the Irish tax considerations that may be relevant in a US Holder’s decision to purchase, hold or dispose of our Ordinary Shares. It is based on the various Irish Taxation Acts, all as in effect on February 22, 2007 and all of which are subject to change (possibly on a retroactive basis). The Irish tax treatment of a US Holder of Ordinary Shares may vary depending upon such holder’s particular situation, and holders or prospective purchasers of Ordinary Shares are advised to consult their own tax advisors as to the Irish or other tax consequences of the purchase, ownership and disposition of Ordinary Shares.

For the purposes of this tax description, a “US Holder” is a holder of Ordinary Shares that is: (i) a citizen or resident of the United States; (ii) a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof; (iii) an estate, the income of which is subject to US federal income tax regardless of its source; or (iv) a trust, if a US court is able to exercise primary supervision over the administration of such trust and one or more US persons have the authority to control all substantial decisions of such trust.

Taxation of Corporate Income

We are a public limited company incorporated, and resident for tax purposes, in Ireland. Under current Irish legislation, a company is regarded as resident for tax purposes in Ireland if it is centrally managed and controlled in Ireland, or, in certain circumstances, if it is incorporated in Ireland. The Taxes Consolidation Act, 1997, provides that a company that is resident in Ireland and is not resident elsewhere shall be entitled to have any income from a qualifying patent disregarded for tax purposes. The legislation does not provide a termination date for this relief. A qualifying patent means a patent in relation to which the research, planning, processing, experimenting, testing, devising, designing, developing or similar activities leading to the invention that is the subject of the patent were carried out in Ireland. Income from a qualifying patent means any royalty or other sum paid in respect of the use of the invention to which the qualifying patent relates, including any sum paid for the grant of a license to exercise rights under such patent, where that royalty or other sum is paid, for the purpose of activities that would be regarded under Irish law as the manufacture of goods (to the extent that the payment does not exceed an arms-length rate), or by a person who is not connected with us. Accordingly, our income from such qualifying patents is disregarded for tax purposes in Ireland. Any Irish manufacturing income of Elan and its subsidiaries is taxable at the rate of 10% in Ireland until December 31, 2010. Any trading income that does not qualify for the patent exemption or the 10% rate of tax is taxable at the Irish corporation tax rate of 12.5% in respect of trading income for the years 2003 and thereafter. Non-trading income is taxable at 25%.

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

Holders of our ADSs will be exempt from withholding tax if they are beneficially entitled to the dividend and their address on the register of depositary shares maintained by the depositary is in the United States, provided that the depositary has been authorized by the Irish Revenue Commissioners as a qualifying intermediary and provided the appropriate declaration is made by the holders of the ADSs. Where such withholding is made, it will satisfy the liability to Irish tax of the shareholder except in certain circumstances where an individual shareholder may have an additional liability. A charge to Irish social security taxes and other levies can arise for individuals. However, under the Social Welfare Agreement between Ireland and the United States, an individual who is liable for US social security contributions can normally claim exemption from these taxes and levies.

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

The Estate Tax Convention between Ireland and the United States generally provides for Irish capital acquisitions tax paid on inheritances in Ireland to be credited against tax payable in the United States and for tax paid in the United States to be credited against tax payable in Ireland, based on priority rules set forth in the Estate Tax Convention, in a case where warrants, ADWSs, ADSs or Ordinary Shares are subject to both Irish capital acquisitions tax with respect to inheritance and US Federal estate tax. The Estate Tax Convention does not apply to Irish capital acquisitions tax paid on gifts.

Irish Stamp Duty

Under current Irish law, no stamp duty, currently at the rate and on the amount referred to below, will be payable by US Holders on the issue of ADSs, Ordinary Shares or ADWSs of Elan. Under current Irish law, no stamp duty will be payable on the acquisition of ADWSs or ADSs by persons purchasing such ADWSs or ADSs, or on any subsequent transfer of an ADWS or ADS of us. A transfer of Ordinary Shares, whether on sale, in contemplation of a sale or by way of gift will attract duty at the rate of 1% on the consideration given or, where the purchase price is inadequate or unascertainable, on the market value of the shares. Similarly, any such transfer of a warrant may attract duty at the rate of 1%. Transfers of Ordinary Shares that are not liable to duty at the rate of 1% are exempt unless the transfer is by way of security, in which event there is a potential maximum charge of €630. The person accountable for payment of stamp duty is the transferee or, in the case of a transfer by way of gift or for a consideration less than the market value, all parties to the transfer. Stamp duty is normally payable within 30 days after the date of execution of the transfer. Late or inadequate payment of stamp duty will result in a liability to pay interest penalties and fines.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

The Company is subject to the reporting requirements of the Exchange Act. In accordance with these requirements, the Company files Annual Reports on Form 20-F with, and furnishes Reports of Foreign Issuer on Form 6-K to, the SEC. These materials, including our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, NE, Room 1580, Washington D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the SEC at 100 F Street, NE, Room 1580, Washington, D.C. at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. As a foreign private issuer, all documents which were filed or submitted after November 4, 2002 on the SEC’s EDGAR system are available for retrieval on the website maintained by the SEC at http://www.sec.gov. These filings and submissions are also available from commercial document retrieval services.

Copies of our Memorandum and Articles of Association may be obtained at no cost by writing or telephoning the Company at our principal executive offices. Our Memorandum and Articles of Association are filed with the SEC as Exhibit 4.1 of our Registration Statement on Form S-8 (SEC File No. 333-135185) filed with the SEC on June 21, 2006. You may also inspect or obtain a copy of our Memorandum and Articles of Association using the procedures prescribed above.

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

Exchange Risk

We are a multinational business operating in a number of countries and the US dollar is the primary currency in which we conduct business. The US dollar is used for planning and budgetary purposes and as the presentation currency for financial reporting. We do, however, have revenues, costs, assets and liabilities denominated in currencies other than US dollars. Consequently, we enter into derivative financial instruments to manage our non-US dollar foreign exchange risk. We use derivative financial instruments primarily to reduce exposures to market fluctuations in foreign exchange rates. We do not enter into derivative financial instruments for trading or speculative purposes. All derivative contracts entered into are in liquid markets with credit-approved parties. The treasury function operates within strict terms of reference that have been approved by our board of directors.

The US dollar is the base currency against which all identified transactional foreign exchange exposures are managed and hedged. The principal risks to which we are exposed are movements in the exchange rates of the US dollar against the Euro, Sterling and Japanese Yen. The main exposures are net costs in Euro arising from a manufacturing and research presence in Ireland and the sourcing of raw materials in European markets.

At December 31, 2006, we had entered into a number of forward foreign exchange contracts at various rates of exchange in the normal course of business. The nominal value of forward foreign exchange contracts to sell US dollars for Euro at December 31, 2006 had a total contract amount of $68.0 million (2005: $77.0 million) and these contracts had a fair value gain of $2.7 million (2005: $1.7 million loss). These contracts all expire on various dates through September 2007.

During 2006, average exchange rates were $1.25 = €1.00. We sell US dollars to buy Euro for costs incurred in Euro.

Interest Rate Risk on Debt

Our debt is primarily at fixed rates, except for the $300.0 million of Floating Rate Notes due 2011 and $150.0 million of Floating Rate Notes due 2013 issued in November 2004 and November 2006, respectively. Interest rate changes affect the amount of interest on our variable rate debt.

The table below summarizes the market risks associated with our fixed and variable rate debt outstanding at December 31, 2006 (in millions):

	2007	2008	2009	2010	2011	Thereafter	Total

Fixed rate debt(1)	$—	$613.2 (2)	$—	$—	$850.0	$465.0	$1,928.2
Average interest rate	—	7.25%	—	—	7.75%	8.875%	7.87%
Variable rate debt(3)(4)	$—	$—	$—	$—	$300.0	$150.0	$450.0
Average interest rate	—	—	—	—	9.17%	9.50%	9.29%

Total	$—	$613.2	$—	$—	$1,150.0	$615.0	$2,378.2
Average interest rate	—	7.25%	—	—	8.13%	9.03%	8.14%

(1)	Represents 81.1% of all outstanding debt.

(2)	Redeemed in full in January 2007.

(3)	Represents 18.9% of all outstanding debt.

(4)	Variable interest rates are based on LIBOR.

If market rates of interest on our variable rate debt, increased by 10%, then the increase in interest expense on the variable rate debt would be $4.2 million annually. As of December 31, 2006, the fair value of our debt was $2,375.5 million. See Note 19 to the Consolidated Financial Statements for additional information on the fair values of debt instruments.

We held three interest rate derivatives totaling $300.0 million associated with the Athena Notes outstanding at December 31, 2006 (in millions):

								Fair
	2007	2008	2009	2010	2011	Thereafter	Total	Value

Interest Rate Swaps Fixed to Variable	$300.0	$—	$—	$—	$—	$—	$300.0	$4.4
Average pay rate	8.57%	—	—	—	—	—	8.57%	—
Receive rate	7.25%	—	—	—	—	—	7.25%	—

These swaps were cancelled in connection with the redemption of the Athena Notes in January 2007.

Interest Rate Risk on Investments

Our liquid funds are invested primarily in US dollars except for the working capital balances of subsidiaries operating outside of the United States. Interest rate changes affect the returns on our investment funds. Our exposure to interest rate risk on liquid funds is actively monitored and managed with an average duration of less than three months. By calculating an overall exposure to interest rate risk rather than a series of individual instrument cash flow exposures, we can more readily monitor and hedge these risks. Duration analysis recognizes the time value of money and in particular, prevailing interest rates by discounting future cash flows.

The interest rate risk profile of our investments at December 31, 2006 was as follows (in millions):

	Fixed	Floating	No Interest	Total

Cash and cash equivalents	$—	$1,510.6	$—	$1,510.6
Restricted cash	$—	$23.2	$—	$23.2
Investment securities (current)	$—	$—	$11.2	$11.2
Investment securities (non-current)	$—	$—	$9.2	$9.2

Variable interest rates on cash and liquid resources are generally based on the appropriate Euro Interbank Offered Rate, LIBOR or bank rates dependent on principal amounts on deposit.

Credit Risk

Our treasury function transacts business with counterparties that are considered to be low investment risk. Credit limits are established commensurate with the credit rating of the financial institution that business is being transacted with. We only enter into contracts with parties that have at least investment grade credit rating. The counterparties to these contracts are major financial institutions. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet. We believe that the risk of any net loss from counterparty risk is remote.

For customers, we have a credit policy in place which involves credit evaluation and ongoing account monitoring.

We do not currently transact significant business in countries that are subject to major political and economic uncertainty. As a result, we are not materially exposed to any sovereign risk or payment difficulties.

At the balance sheet date, we have a significant concentration of credit risk given that our three main customers, McKesson, AmerisourceBergen, and Cardinal Health, account for 46% of our gross accounts receivable balance at December 31, 2006. However, we do not believe our credit risk in relation with these three customers is significant, as they each have an investment grade credit rating.

Equity Price Risk

We are exposed to equity price risks primarily on our investment securities, which consist of equity investments in quoted companies. At December 31, 2006, current investment securities had a fair value of $11.2 million and had a cost of $6.5 million. These investments are primarily in emerging pharmaceutical and biotechnology companies. An adverse change in equity prices could result in a material impact in the fair value of our investments in equity securities.

Item 12.	Description of Securities Other than Equity Securities.

Not applicable.

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

We conducted an evaluation as of December 31, 2006 under the supervision and with the participation of management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the Exchange Act)). Based on the evaluation conducted, our management, including our CEO and CFO, concluded that as December 31, 2006 such disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). Our internal control system is designed to provide reasonable assurance regarding the preparation and fair presentation of financial statements for external purposes in accordance with US GAAP. All internal control systems, no matter how well designed, have inherent limitations and can provide only reasonable assurance that the objectives of the internal control system are met.

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting, based on the criteria set forth in Internal Control — Integrated Framework issued by The Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation conducted, our management, including our CEO and CFO, concluded that as of December 31, 2006, internal controls over financial reporting were effective.

Our independent registered public accounting firm, KPMG, has issued an auditors’ report on management’s assessment of our internal control over financial reporting as of December 31, 2006. The report on the audit of our internal control over financial reporting is included below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Elan Corporation, plc:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Elan Corporation, plc maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Elan Corporation, plc’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the internal control over financial reporting of Elan Corporation, plc based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Elan Corporation, plc maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by COSO. Also, in our opinion, Elan Corporation, plc maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Elan Corporation, plc and subsidiaries, as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders’ equity and other comprehensive income/(loss) and cash flows for each of the years in the three-year period ended December 31, 2006, and the related financial statement schedule, and our report dated February 28, 2007 expressed an unqualified opinion on those consolidated financial statements.

/s/  KPMG

Dublin, Ireland
February 28, 2007

Item 16.	Reserved.

Item 16A.	Audit Committee Financial Expert

The board of directors of Elan has determined that Mr. Kennedy qualifies as an audit committee financial expert and as an independent director within the meaning of the NYSE listing standards.

Item 16B.	Code of Ethics

Our board of directors adopted a code of conduct that applies to our directors, officers and employees. There have been no material modifications to, or waivers from, the provisions of such code. This code is available on our website at the following address: http://elan.com/governance/code  of  conduct.

Item 16C.	Principal Accountant Fees and Services

Our principal accountants are KPMG. The table below summarizes the fees for professional services rendered by KPMG for the audit of our Consolidated Financial Statements and fees billed for other services rendered by KPMG (in millions):

	2006	2005

Auditors’ remuneration:
Audit fees(1)	$3.2	$2.9
Audit related fees(2)	—	—

Total audit and audit-related fees	$3.2	$2.9
Tax fees	0.7	0.8
All other fees	—	—

Total auditors’ remuneration	$3.9	$3.7

(1)	Audit services include audit of our Consolidated Financial Statements, as well as work that generally only the independent auditor can reasonably be expected to provide, including comfort letters, statutory audits, and discussions surrounding the proper application of financial accounting or reporting standards.

(2)	Audit related services are for assurance and related services that are traditionally performed by the independent auditor, including due diligence related to mergers and acquisitions, employee benefit plan audits, and special procedures required to meet certain regulatory requirements.

Report of the Audit Committee

The current members of the Audit Committee (the Committee) are Dr. Gillespie (Chairman), Mr. Kennedy and Mr. McGowan. They are all non-executive directors of the Company. The Board considers each member to be independent under the Combined Code and under the criteria of the NYSE corporate governance listing standards concerning the composition of audit committees. In April 2006, the Company submitted the required annual written affirmation to the NYSE confirming its full compliance with those standards.

The board is satisfied that at least one member of the Committee has recent and relevant financial experience. The Committee has determined that Mr. Kennedy is an audit committee financial expert for the purposes of the Sarbanes-Oxley Act of 2002.

The core responsibilities of the Committee include reviewing and reporting to the board on:

•	Matters relating to the periodic financial reporting prepared by the Company;

•	The independent auditors qualifications and independence;

•	The performance of the internal auditor and the corporate compliance functions;

•	Compliance with legal and regulatory requirements including the operation of the Company’s Securities Trading Policy and Code of Conduct;

•	The Company’s overall framework for internal control over financial reporting and other internal controls and processes; and

•	The Company’s overall framework for risk management.

The Committee oversees the maintenance and review of the Company’s Code of Conduct. It has established procedures for the receipt and handling of complaints concerning accounting or audit matters.

It appoints and agrees the compensation for the independent external auditors subject, in each case, to the approval of the Company’s shareholders at general meeting. The Committee maintains policies and procedures for the pre-approval of all audit services and permitted non-audit services undertaken by the independent external auditor. The principal purpose of these policies and procedures is to ensure that the independence of the independent external auditor is not impaired. The policies and procedures cover three categories of work: audit services, audit related services and non-audit services. The pre-approval procedures permit certain audit, audit related and non-audit services to be performed by the independent external auditor during the year subject to fee limits agreed with the Audit Committee in advance. Authority to approve, between Committee meetings, work in excess of the pre-agreed fee limits is delegated to members of the Committee if required. Regular reports to the full Committee are also provided for, and in practice, it is a standing agenda item at Committee meetings.

The Committee held a number of private meetings without management present with both the Company’s head of internal audit and with the engagement partner from the Company’s independent external auditors. The purpose of these meetings was to facilitate free and open discussions between the Committee members and those individuals separate from the main sessions of the Committee which were attended by the Chief Financial Officer, the Group Controller and the Company’s General Counsel.

At each regularly scheduled board meeting, the chairman of the Committee reported to the board on the principal matters covered at the preceding Committee meetings. The minutes of all Committee meetings were also circulated to all board members.

The Committee met on eight occasions in 2006. All members attended each meeting. The Committee is scheduled to meet nine times during 2007.

During 2006, the business considered and discussed by the Committee included the matters referred to below.

•	The Company’s financial reports and financial guidance were reviewed and various accounting matters and policies were considered;

•	Reports were received from the independent external auditors concerning its audit of the financial statements and from management, the internal audit function and independent external auditor on the effectiveness of the company’s system of internal controls and in particular its internal control over financial reporting;

•	The Committee reviewed the operations of the Company’s code of conduct, the employee helpline and email system. No material issues were reported through this route during the year. No waivers to the code of conduct were made in 2006;

•	Matters concerning the internal audit function, corporate compliance function and financial functions were reviewed. The company’s continuing work to comply with the applicable provisions of the Sarbanes Oxley Act of 2002 was monitored by the Committee. In particular, it reviewed as a standing item at each meeting, the preparations for the implementation in 2006 of Section 404 of the Sarbanes-Oxley Act of 2002 concerning internal controls over financial reporting.

•	The Committee charter and the operation of the Committee were reviewed during 2006. No changes were recommended.

•	The amount of audit and non-audit fees of the independent auditor was monitored throughout 2006. The Committee was satisfied throughout the year that the objectivity and independence of the independent external auditor were not in any way impaired by either the nature of the non-audit work undertaken, the level of non-audit fees charged for such work or any other facts or circumstances.

On behalf of the Audit Committee,

Alan Gillespie
Chairman of the Audit Committee and non-executive director
February 28, 2007

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

Report of Independent Registered Public Accounting Firm

Consolidated Financial Statements of Elan Corporation, plc and subsidiaries

Notes to the Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Elan Corporation, plc:

We have audited the accompanying consolidated balance sheets of Elan Corporation, plc and subsidiaries (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders’ equity and other comprehensive income/(loss) and cash flows for each of the years in the three-year period ended December 31, 2006. We have also audited the accompanying financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Elan Corporation, plc and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Elan Corporation plc’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

/s/  KPMG

Dublin, Ireland
February 28, 2007

Elan Corporation, plc

Consolidated Statements of Operations
For the Years Ended December 31, 2006, 2005 and 2004

	Notes	2006	2005	2004
	(In millions, except per share data)

Product revenue		$532.9	$458.1	$404.4
Contract revenue		27.5	32.2	77.3

Total revenue	3	560.4	490.3	481.7

Operating expenses:
Cost of sales		211.2	196.1	173.6
Selling, general and administrative expenses		363.1	358.4	337.3
Research and development expenses		215.9	233.3	257.3
Net gain on sale of products and businesses	4	(43.1)	(103.4)	(44.2)
Other net (gains)/charges	5	(20.3)	4.4	59.8

Total operating expenses		726.8	688.8	783.8

Operating loss		(166.4)	(198.5)	(302.1)

Net interest and investment (gains)/losses:
Net interest expense	6	111.5	125.7	109.0
Net investment (gains)/losses	11	(1.6)	7.2	(42.8)
Net charge on debt retirements	7	—	51.8	—
Charge arising from guarantee to EPIL II noteholders		—	—	47.1

Net interest and investment losses		109.9	184.7	113.3

Loss from continuing operations before provision for/(benefit from) income taxes		(276.3)	(383.2)	(415.4)
Provision for/(benefit from) income taxes	21	(9.0)	1.0	(1.7)

Net loss from continuing operations		(267.3)	(384.2)	(413.7)
Net income from discontinued operations	4	—	0.6	19.0

Net loss		$(267.3)	$(383.6)	$(394.7)

Basic and diluted loss per Ordinary Share:
Net loss from continuing operations		$(0.62)	$(0.93)	$(1.06)
Net income from discontinued operations (net of tax)		—	—	0.05

Net loss	8	$(0.62)	$(0.93)	$(1.01)

Weighted-average number of Ordinary Shares outstanding	8	433.3	413.5	390.1

The accompanying notes are an integral part of these Consolidated Financial Statements.

Elan Corporation, plc

Consolidated Balance Sheets
As of December 31, 2006 and 2005

	Notes	2006	2005
	(In millions, except shares
	and par values)

ASSETS
Current Assets:
Cash and cash equivalents		$1,510.6	$1,080.7
Restricted cash	9	23.2	24.9
Accounts receivable, net	10	107.4	81.8
Investment securities — current	11	11.2	10.0
Inventory	12	29.2	23.2
Held for sale assets	23	—	11.2
Prepaid and other current assets	13	74.7	23.0

Total current assets		1,756.3	1,254.8
Property, plant and equipment, net	14	349.0	353.6
Goodwill and other intangible assets, net	15	575.9	665.5
Investment securities — non-current	11	9.2	13.1
Other assets	16	55.9	53.9

Total assets		2,746.3	2,340.9

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable		46.1	31.5
Accrued and other current liabilities	17	179.8	172.0
Current portion of long term debts	18	613.2	—
Deferred revenue	20	12.4	43.1

Total current liabilities		851.5	246.6
Long-term and convertible debts	18	1,765.0	2,017.2
Deferred revenue	20	3.7	17.0
Other liabilities	17	41.0	43.2

Total liabilities		2,661.2	2,324.0

Shareholders’ Equity:
Ordinary shares, €0.05 par value, 670,000,000 shares authorized, 466,619,156 and 428,832,534 shares issued and outstanding at December 31, 2006 and 2005, respectively	24	27.2	24.7
Executive shares, €1.25 par value, 1,000 shares authorized, 1,000 shares issued and outstanding at December 31, 2006 and 2005	24	—	—
“B” Executive shares, €0.05 par value, 25,000 shares authorized, 21,375 shares issued and outstanding at December 31, 2006 and 2005	24	—	—
Additional paid-in capital		5,352.7	5,024.5
Treasury Stock	24	(17.4)	(17.4)
Accumulated deficit		(5,255.6)	(4,988.3)
Accumulated other comprehensive loss	25	(21.8)	(26.6)

Shareholders’ equity		85.1	16.9

Total liabilities and shareholders’ equity		$2,746.3	$2,340.9

The accompanying notes are an integral part of these Consolidated Financial Statements.

Elan Corporation, plc

Consolidated Statements of Shareholders’ Equity and Other Comprehensive Income/(Loss)
For the Years Ended December 31, 2006, 2005 and 2004

						Accumulated
			Additional			Other	Total
	Number	Share	Paid-in		Accumulated	Comprehensive	Shareholders’
	of Shares	Capital	Capital	Treasury Stock	Deficit	Income/(Loss)	Equity
	(In millions)

December 31, 2003	386.2	$22.0	$4,724.8	$(17.4)	$(4,210.0)	$98.5	$617.9

Comprehensive loss:
Net loss	—	—	—	—	(394.7)	—	(394.7)
Unrealized loss on investment securities	—	—	—	—	—	(12.1)	(12.1)
Reclassification adjustment for net gains included in net loss	—	—	—	—	—	(77.5)	(77.5)
Currency translation adjustments	—	—	—	—	—	(0.8)	(0.8)

Total comprehensive loss		—	—	—	—	—	(485.1)

Tax benefit of stock option deductions	—	—	2.7	—	—	—	2.7
Stock issued, net of issuance costs	8.9	0.6	68.9	—	—	—	69.5

December 31, 2004	395.1	22.6	4,796.4	(17.4)	(4,604.7)	8.1	205.0

Comprehensive loss:
Net loss	—	—	—	—	(383.6)	—	(383.6)
Unrealized loss on investment securities	—	—	—	—	—	(24.9)	(24.9)
Reclassification adjustment for net losses included in net loss	—	—	—	—	—	3.6	3.6
Minimum pension liability adjustment	—	—	—	—	—	(10.7)	(10.7)
Currency translation adjustments	—	—	—	—	—	(2.7)	(2.7)

Total comprehensive loss							(418.3)

Conversion of convertible debt	27.8	1.7	204.3	—	—	—	206.0
Tax benefit of stock option deductions	—	—	0.6	—	—	—	0.6
Stock issued, net of issuance costs	5.9	0.4	23.2	—	—	—	23.6

December 31, 2005	428.8	24.7	5,024.5	(17.4)	(4,988.3)	(26.6)	16.9

Comprehensive loss:
Net loss	—	—	—	—	(267.3)	—	(267.3)
Unrealized gain on investment securities	—	—	—	—	—	5.0	5.0
Minimum pension liability adjustment	—	—	—	—	—	10.7	10.7
Currency translation adjustments	—	—	—	—	—	3.9	3.9

Total comprehensive loss							(247.7)

Adjustment on initial application of SFAS 158	—	—	—	—	—	(14.8)	(14.8)
Conversion of convertible debt	34.2	2.3	249.5	—	—	—	251.8
Tax benefit of stock option deductions	—	—	2.0	—	—	—	2.0
Stock issued, net of issuance costs	3.6	0.2	29.6	—	—	—	29.8
Share-based compensation expense	—	—	47.1	—	—	—	47.1

Balance at December 31, 2006	466.6	$27.2	$5,352.7	$(17.4)	$(5,255.6)	$(21.8)	$85.1

The accompanying notes are an integral part of these Consolidated Financial Statements.

Elan Corporation, plc

Consolidated Statements of Cash Flows
For the Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
	(In millions)

Cash flows from operating activities:
Net loss	$(267.3)	$(383.6)	$(394.7)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:
Amortization of deferred revenue	(44.0)	(57.8)	(55.6)
Amortization of financing costs	6.9	7.4	5.5
Depreciation and amortization	135.6	130.7	123.6
Gains on sale and maturity of investment securities	(8.3)	(17.5)	(106.2)
Impairment of investments	7.3	24.0	72.4
Provision for EPIL II guarantee	—	—	47.1
Disposals/write-down of other assets	0.1	3.1	10.2
Gain on sale of products and businesses	(43.1)	(103.9)	(55.7)
Share-based compensation	47.1	—	—
Excess tax benefit from share-based compensation	(2.0)	—	—
Net charge on debt retirements	—	51.8	—
Derivative fair value (gain)/loss	(4.9)	3.3	(12.2)
Receipts from sale of product rights	—	—	16.5
Other	5.0	7.9	26.2
Net changes in assets and liabilities:
Decrease/(increase) in accounts receivables	(25.6)	(38.9)	5.9
Decrease/(increase) in prepaid and other assets	(53.6)	198.3	(21.3)
Decrease/(increase) in inventory	(7.1)	3.5	17.1
Increase/(decrease) in accounts payable and accruals and other liabilities	15.2	(111.8)	(26.7)

Net cash used in operating activities	(238.7)	(283.5)	(347.9)

Cash flows from investing activities:
Proceeds from disposal of property, plant and equipment	0.6	0.6	44.2
Purchase of property, plant and equipment	(31.5)	(50.1)	(57.9)
Purchase of investment securities	(0.2)	(0.4)	(1.4)
Sale and maturity of non-current investment securities	13.2	45.6	76.6
Sale and maturity of current investment securities	0.9	17.1	178.9
Purchase of intangible assets	(2.5)	(0.7)	(41.1)
Proceeds from disposal of intangible assets	—	—	0.3
Proceeds from product and business disposals	54.2	108.8	274.6

Net cash provided by investing activities	34.7	120.9	474.2

Cash flows from financing activities:
Proceeds from employee stock issuances	29.8	23.8	70.6
Payment under EPIL II guarantee	—	—	(391.8)
Repayment of EPIL III Notes	—	(39.0)	(351.0)
Repayment of loans and capital lease obligations	(5.7)	(87.8)	(11.4)
Net proceeds from debt issuances	602.8	(0.7)	1,125.1
Excess tax benefit from share-based compensation	2.0	—	—
Proceeds from government grants	0.4	4.0	—

Net cash provided by/(used in) financing activities	629.3	(99.7)	441.5

Effect of exchange rate changes on cash	4.6	(4.6)	1.6

Net increase/(decrease) in cash and cash equivalents	429.9	(266.9)	569.4
Cash and cash equivalents at beginning of year	1,080.7	1,347.6	778.2

Cash and cash equivalents at end of year	$1,510.6	$1,080.7	$1,347.6

Supplemental cash flow information:
Cash paid during the year for:
Interest	(154.0)	(157.9)	(110.2)
Income taxes	(4.6)	(1.5)	(0.6)
Non-cash financing activities:
Issuance of stock for debt conversion	251.8	206.0	—

The accompanying notes are an integral part of these Consolidated Financial Statements.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Description of Business

Elan Corporation, plc, an Irish public limited company (also referred to hereafter as we, our, us, Elan or the Company), is a neuroscience-based biotechnology company headquartered in Dublin, Ireland. We were incorporated as a private limited company in Ireland in December 1969 and became a public limited company in January 1984. Our principal executive offices are located at Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland and our telephone number is 353-1-709-4000. Our principal research and development (R&D), manufacturing and marketing facilities are located in Ireland and the United States (US).

Our operations are organized into two business units: Biopharmaceuticals and Elan Drug Technologies (EDT). Biopharmaceuticals engages in research, development and commercial activities and includes our activities in the areas of autoimmune diseases, neurodegenerative diseases and our specialty business group. EDT focuses on product development, scale-up and manufacturing to address drug optimization challenges of the pharmaceutical industry.

2.	Significant Accounting Policies

The following accounting policies have been applied in the preparation of our Consolidated Financial Statements.

(a)	Basis of consolidation and presentation of financial information

The accompanying Consolidated Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States of America (US GAAP). In addition to this Form 20-F, we also prepared separate Consolidated Financial Statements, included in our Annual Report, in accordance with International Financial Reporting Standards (IFRS), which differ in certain significant respects from US GAAP. The Annual Report under IFRS is a separate document from this Form 20-F.

Unless otherwise indicated, our financial statements and other financial data contained in this Form 20-F are presented in US dollars ($). The accompanying Consolidated Financial Statements include our financial position, results of operations and cash flows and those of our subsidiaries, all of which are wholly owned. All significant intercompany amounts have been eliminated.

We have incurred significant losses during the last three fiscal years and anticipate to continue to incur operating losses in 2007. However, our directors believe that we have adequate resources to continue in operational existence for at least the next twelve months and that it is appropriate to continue to prepare our Consolidated Financial Statements on a going concern basis.

(b)	Use of estimates

The preparation of the Consolidated Financial Statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures in these Consolidated Financial Statements. Actual results could materially differ from those estimates.

(c)	Reclassifications

Certain items in the Consolidated Financial Statements for prior periods have been reclassified to conform to current classifications.

(d)	Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with original maturities of three months or less.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(e)	Investment securities and impairment

Our investment portfolio consists primarily of marketable equity securities, convertible preferred stock and interest-bearing debts of other biotechnology companies.

Marketable equity securities and debt securities are classified into one of three categories in accordance with the Financial Accounting Standards Board’s (FASB) Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” (SFAS 115): including trading, available-for-sale, or held-to-maturity.

•	Marketable securities are considered trading when purchased principally for the purpose of selling in the near term. These securities are recorded as short-term investments and are carried at fair value. Unrealized holding gains and losses on trading securities are included in other income. We have no trading securities at December 31, 2006.

•	Marketable securities not classified as trading or held-to-maturity are considered available-for-sale. These securities are recorded as either short-term or long-term investments and are carried at fair value, with unrealized gains and losses included in accumulated other comprehensive income/(loss) in shareholders’ equity. The assessment for impairment of marketable securities classified as available-for-sale is based on established financial methodologies, including quoted market prices for publicly-traded equity and debt securities.

•	Marketable debt securities are considered held-to-maturity when we have the positive intent and ability to hold the securities to maturity. These securities are carried at amortized cost, less any impairments. We have no held-to-maturity securities at December 31, 2006.

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

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Property, plant and equipment acquired under a lease that transfers substantially all of the risks and rewards of ownership to us (a capital lease) are capitalized. Amounts payable under such leases, net of finance charges, are shown as current or long-term liabilities as appropriate. An asset acquired through capital lease is stated at an amount equal to the lower of its fair value or the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation and impairment losses, and is included in property, plant and equipment. Finance charges on capital leases are expensed over the term of the lease to give a constant periodic rate of interest charge in proportion to the capital balances outstanding. All other leases which are not capital leases are considered operating leases. Rentals on operating leases are charged to expense on a straight-line basis.

(i)	Goodwill, other intangible assets and impairment

Goodwill represents the excess of the aggregate purchase price over the fair value of the tangible and identifiable intangible assets acquired in a business combination. We account for goodwill and identifiable intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” (SFAS 142). Pursuant to SFAS 142, goodwill and identifiable intangible assets with indefinite useful lives are not amortized, but instead are tested for impairment at least annually. Intangible assets with estimable useful lives are amortized on a straight-line basis over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” (SFAS 144). The method of amortization chosen best reflects the manner in which individual intangible assets are consumed.

We test the carrying amount of our goodwill for impairment at least annually, in our fiscal third quarter, or whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. At December 31, 2006, we had no other intangible assets with indefinite lives.

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

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Gains and losses on derivative financial instruments that qualify as fair value hedges under SFAS No. 133, “Accounting for Derivative Instruments in Hedging Activities,” (SFAS 133), are recognized as an offset to the related income or expense of the underlying hedged transaction. The carrying value of derivative financial instruments is reported within current assets or other current liabilities. Our interest rate swap contracts qualify for hedge accounting under SFAS 133. Our forward currency contracts do not qualify for hedge accounting under SFAS 133, and are marked to market at each balance sheet date, with the resulting gains and losses recognized in income.

We fair value certain freestanding warrants. Changes in their fair value are recorded in the income statement and their carrying value is recorded within current assets or current liabilities.

(l)	Revenue

We recognize revenue from the sale of our products, royalties earned, and contract arrangements. Our revenues are classified into two categories: product revenue and contract revenue.

Product Revenue — Product revenue includes:  (i) the sale of our products; (ii) royalties; and (iii) manufacturing fees. We recognize revenue from product sales when there is persuasive evidence that an arrangement exists, title passes, the price is fixed or determinable, and collectibility is reasonably assured. Revenue is recorded net of applicable sales tax and sales discounts and allowances, which are described below.

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

Tysabri was developed and is now being marketed in collaboration with Biogen Idec Inc. (Biogen Idec). In general, subject to certain limitations imposed by the parties, we share with Biogen Idec most development and commercialization costs. Biogen Idec is responsible for manufacturing the product. In the United States, we purchase Tysabri from Biogen Idec and are responsible for distribution. Consequently, we record as revenue the net sales of Tysabri in the US market. We purchase product from Biogen Idec as required at a price, which includes the cost of manufacturing, plus Biogen Idec’s gross profit on Tysabri and this cost, together with royalties payable to other third parties, is included in cost of sales. In the European Union (EU) market, Biogen Idec is responsible for distribution and we record as revenue our share of the profit or loss on EU sales of Tysabri, plus our directly-incurred expenses on these sales.

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

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

The US Securities and Exchange Commission’s (SEC) Staff Accounting Bulletin No. 104, “Revenue Recognition,” (SAB 104), provides guidance on revenue recognition. SAB 104 requires the deferral and amortization of up-front fees when there is a significant continuing involvement (such as an ongoing product manufacturing contract or joint development activities) by the seller after an asset disposal. We defer and amortize up-front license fees to income over the “performance period” as applicable. The performance period is the period over which we expect to provide services to the licensee as determined by the contract provisions.

Accounting for milestone payments depends on the facts and circumstances of each contract. We apply the substantive milestone method in accounting for milestone payments. This method requires that substantive effort must have been applied to achieve the milestone prior to revenue recognition. If substantive effort has been applied, the milestone is recognized as revenue, subject to it being earned, non-refundable and not subject to future legal obligation. This requires an examination of the facts and circumstances of each contract. Substantive effort may be demonstrated by various factors, including the risks associated with achieving the milestone, the period of time over which effort was expended to achieve the milestone, the economic basis for the milestone payment and licensing arrangement and the costs and staffing necessary to achieve the milestone. It is expected that the substantive milestone method will be appropriate for most contracts. If we determine the substantive milestone method is not appropriate, then we apply the proportional performance method to the relevant contracts. This method recognizes as revenue the percentage of cumulative non-refundable cash payments earned under the contract, based on the percentage of costs incurred to date compared to the total costs expected under the contract.

(m)	Sales discounts and allowances

We recognize revenue on a gross revenue basis and make various deductions to arrive at net revenue as reported in our Consolidated Statements of Operations. These adjustments are referred to as sales discounts and allowances and are described in detail below. Sales discounts and allowances include charge-backs, managed health care and Medicaid rebates, cash discounts, sales returns and other adjustments. Estimating these sales discounts and allowances is complex and involves significant estimates and judgments, and we use information from both internal and external sources to generate reasonable and reliable estimates. We believe that we have used reasonable judgments in assessing our estimates, and this is borne out by our historical experience.

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

We account for sales discounts, allowances and returns in accordance with the FASB’s Emerging Issues Task Force Issue No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products),” and SFAS No. 48, “Revenue Recognition When Right of Return Exists,” (SFAS 48) as applicable.

Charge-backs

In the United States, we participate in charge-back programs with a number of entities, principally the US Department of Defense, the US Department of Veterans Affairs, Group Purchasing Organizations and other parties

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

whereby pricing on products is extended below wholesalers’ list prices to participating entities. These entities purchase products through wholesalers at the lower negotiated price, and the wholesalers charge the difference between these entities’ acquisition cost and the lower negotiated price back to us. We account for charge-backs by reducing accounts receivable in an amount equal to our estimate of charge-back claims attributable to a sale. We determine our estimate of the charge-backs primarily based on historical experience on a product-by-product and program basis, and current contract prices under the charge-back programs. We consider vendor payments, estimated levels of inventory in the distribution channel, and our claim processing time lag and adjust accounts receivable and revenue periodically throughout each year to reflect actual and future estimated experience.

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

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(n)	Advertising expenses

We expense the costs of advertising as incurred. Advertising expenses were $3.5 million in 2006 (2005: $3.9 million; 2004: $6.3 million).

(o)	Research and development

R&D costs are expensed as incurred. Acquired in process research and development is expensed as incurred. Costs to acquire intellectual property, product rights and other similar intangible assets are capitalized and amortized on a straight-line basis over the estimated useful life of the asset. The method of amortization chosen best reflects the manner in which individual intangible assets are consumed.

(p)	Taxation

We account for income taxes using the asset and liability method as prescribed by SFAS No. 109, “Accounting for Income Taxes.” Under this approach, deferred tax assets and liabilities represent the future tax consequences of events that have been recognized for financial reporting or income tax reporting purposes. Provision for income tax represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred tax assets and liabilities result from differences between the financial and tax basis of our assets and liabilities, and are adjusted for changes in tax rates and tax laws when changes are enacted.

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

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

(r)	Accumulated other comprehensive income

Comprehensive income is comprised of our net income or loss and other comprehensive income/(loss) (OCI). OCI includes certain changes in shareholders’ equity that are excluded from net income. Specifically, we include in OCI changes in the fair value of unrealized gains and losses on our investment securities, foreign currency translation adjustments, and adjustments relating to changes in the funded status of our defined benefit pension plans. Comprehensive loss for the years ended December 31, 2006, 2005 and 2004 has been reflected in the Consolidated Statements of Shareholders’ Equity and Other Comprehensive Income/(Loss).

(s)	Foreign operations

Transactions in foreign currencies are recorded at the exchange rate prevailing at the date of the transaction. The resulting monetary assets and liabilities are translated into US dollars at exchange rates prevailing at subsequent balance sheet dates, and the resulting gains and losses are recognized in the Consolidated Statement of Operations and, where material, separately disclosed.

The functional currency of most of our subsidiaries is US dollars. For those subsidiaries with non-US dollar functional currency, their assets and liabilities are translated using year-end rates and income and expenses are translated at average rates. The cumulative effect of exchange differences arising on consolidation of the net investment in overseas subsidiaries are recognized as other comprehensive income in the Consolidated Statement of Shareholders’ Equity and Other Comprehensive Income/(Loss).

(t)	Share-based compensation

On January 1, 2006, we adopted SFAS No. 123 (revised 2004), “Share-Based Payment,” (SFAS 123R), which requires the measurement and recognition of compensation expense for all share-based awards made to employees and directors based on estimated fair values. These awards include employee stock options, Restricted Stock Units (RSUs) and stock purchases related to our employee equity purchase plans. SFAS 123R supersedes our previous accounting under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” (APB 25) beginning January 1, 2006. In March 2005, the SEC issued SAB No. 107, “Share-based Payments,” (SAB 107) relating to SFAS 123R. We have applied the provisions of SAB 107 in our adoption of SFAS 123R.

We adopted SFAS 123R using the modified prospective transition method, which requires that share-based compensation expense be recorded for (a) any share-based awards granted through but not vested as of December 31, 2005, based on the grant date fair value estimated in accordance with the pro-forma provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” (SFAS 123), and (b) any share-based awards granted or modified subsequent to December 31, 2005, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. Our Consolidated Financial Statements as of and for the year ended December 31, 2006 reflect the impact of the initial adoption of SFAS 123R. In accordance with the modified prospective transition method, our Consolidated Financial Statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123R. The adoption of SFAS 123R has had a material effect on our reported financial results. Share-based compensation expense recognized under SFAS 123R for the year ended December 31, 2006 was $47.1 million. See Note 26 of the Consolidated Financial Statements for additional information.

SFAS 123R requires companies to estimate the fair values of share-based awards on the date of grant using an option-pricing model. Estimating the fair value of share-based awards as of the date of grant using an option-pricing model, such as the binomial model, is affected by our stock price as well as assumptions regarding a number of complex variables. These variables include, but are not limited to, the expected stock price volatility over the term of

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the awards, risk-free interest rates, and actual and projected employee exercise behaviors. The value of awards expected to vest is recognized as an expense over the requisite service periods. Prior to the adoption of SFAS 123R, we accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under SFAS 123. Under the intrinsic value method, no share-based compensation expense had been recognized in our Consolidated Statement of Operations, other than as related to modifications and compensatory employee equity purchase plans, because the exercise price of the our stock options granted to employees and directors equaled the fair market value of the underlying stock at the date of grant.

On November 10, 2005, the FASB issued Staff Position No. FAS 123(R)-3 “Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards.” We have elected to adopt the alternative transition method provided in the FASB’s Staff Position for calculating the tax effects of stock-based compensation pursuant to SFAS 123R. The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool (APIC pool) related to the tax effects of employee stock-based compensation, and to determine the subsequent impact on the APIC pool and Consolidated Statements of Cash Flows of the tax effects of employee stock-based compensation awards that are outstanding upon adoption of SFAS 123R.

(u)	Pensions and other employee benefit plans

We have two defined benefit pension plans covering our employees based in Ireland. We account for pension benefit obligations and related costs in accordance with SFAS No. 87, “Employer’s Accounting for Pensions,” as amended by SFAS No. 158, “Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Nos. 87, 88, 106 and 132R,” (SFAS 158) and our disclosures are in accordance with SFAS No. 132 (Revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” (SFAS 132R), as amended by SFAS 158. These plans are managed externally and the related pension costs and liabilities are assessed annually in accordance with the advice of a qualified professional actuary. Two significant assumptions, the discount rate and the expected rate of return on plan assets, are important elements of expense and/or liability measurement. We evaluate these assumptions annually, with the assistance of an actuary. Other assumptions involve employee demographic factors such as retirement patterns, mortality, turnover and the rate of compensation increase. We use a December 31, 2006 measurement date. All plan assets and liabilities are reported as of that date. The cost or benefit of plan changes, which increase or decrease benefits for prior employee service is included in expense on a straight-line basis over the period the employee is expected to receive the benefits.

As a result of implementing SFAS 158, as of December 31, 2006, we recognize the funded status of benefit plans in our Consolidated Balance Sheet. In addition, we recognize as a component of other comprehensive income the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic pension cost of the period pursuant to SFAS 87.

We also have a number of other defined contribution benefit plans, primarily for employees outside of Ireland. The cost of providing these plans is expensed as incurred. See Note 26 for further information on our pension and other employee benefit plans.

(v)	Contingencies

In accordance with SFAS No. 5, “Accounting for Contingencies,” (SFAS 5), we assess the likelihood of any adverse outcomes to contingencies, including legal matters, as well as the potential range of probable losses. We record accruals for such contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. If an unfavorable outcome is probable, but the amount of the loss cannot be reasonably estimated, we estimate the range of probable loss and accrue the most probable loss within the range. If no amount within the range is deemed more probable, we accrue the minimum amount within the range. If neither a range of loss or a minimum amount of loss is estimable, then appropriate disclosure is provided, but no amounts are accrued. See Note 28 for further information.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Revenue

The composition of revenue for the years ended December 31, was as follows (in millions):

	2006	2005	2004

Product revenue	$532.9	$458.1	$404.4
Contract revenue	27.5	32.2	77.3

Total revenue	$560.4	$490.3	$481.7

Product revenue can be further analyzed as follows (in millions):

	2006	2005	2004

Marketed products
Tysabri — US	$28.2	$11.0	$6.4
Tysabri — EU	(10.7)	—	—
Maxipime	159.9	140.3	117.5
Azactam	77.9	57.7	50.6
Prialt	12.1	6.3	—

Total revenue from marketed products	267.4	215.3	174.5
Manufacturing revenue and royalties	234.8	207.1	130.9
Amortized revenue — Adalat/Avinza	30.7	34.0	34.0
Divested products(1)	—	1.7	65.0

Total product revenue	$532.9	$458.1	$404.4

(1)	Products described as “Divested Products” include products or businesses divested since the beginning of 2004.

Tysabri was developed and is now being marketed in collaboration with Biogen Idec. In general, subject to certain limitations imposed by the parties, we share with Biogen Idec most development and commercialization costs. Biogen Idec is responsible for manufacturing the product. In the United States, we purchase Tysabri from Biogen Idec and are responsible for distribution. Consequently, we record as revenue the net sales of Tysabri in the US market. We purchase product from Biogen Idec as required at a price, which includes the cost of manufacturing, plus Biogen Idec’s gross profit on Tysabri and this cost, together with royalties payable to other third parties, is included in cost of sales. During 2006, we recorded net sales of $28.2 million (2005: $11.0 million) in the US market.

In the EU market, Biogen Idec is responsible for distribution and we record as revenue our share of the profit or loss on EU sales of Tysabri, plus our directly-incurred expenses on these sales. In 2006, we recorded negative revenue of $10.7 million which was calculated as follows:

2006

EU in-market sales by Biogen Idec	$9.9
EU operating expenses incurred by Elan and Biogen Idec	(34.3)

EU operating loss incurred by Elan and Biogen Idec	(24.4)

Elan’s 50% share of Tysabri EU collaboration operating loss	(12.2)
Elan’s directly incurred costs	1.5

Net Tysabri EU negative revenue	$(10.7)

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Contract revenue can be further analyzed as follows (in millions):

	2006	2005	2004

Amortized fees	$12.7	$16.4	$17.6
Research revenues/milestones	14.8	15.8	59.7

Total contract revenue	$27.5	$32.2	$77.3

4.	Sales of Products and Businesses and Discontinued Operation

Discontinued Operations

A discontinued operation is a component of an entity whose operations and cash flows have been or will be eliminated from the ongoing operations of the entity, and with respect to which the entity will not have any significant continuing involvement in the operations of the component after its disposal.

We have recorded the results and gains or losses on the divestment of certain of our components, including Frova, Myobloc, the Pain Portfolio, Actiq, Abelcet-United States/Canada, the dermatology portfolio of products, Athena Diagnostics, Elan Diagnostics, drug delivery businesses, Myambutol and various other smaller operations, within discontinued operations in our Consolidated Statements of Operations because we sold or discontinued these components and we do not have a significant continuing involvement in the operations of these components.

There were no components of discontinued operations in 2006. For the years ended December 31, 2005 and 2004, the components of the results of discontinued operations, which are presented as a separate line item in our Consolidated Statement of Operations, are set out below (in millions):

	2005	2004

Product revenue	$—	$23.6
Contract revenue	—	5.1

Total revenue	—	28.7

Operating expenses:
Cost of sales	—	13.3
Selling, general and administrative expenses	0.3	4.5
Research and development expenses	(0.4)	3.3
Net gain on divestment of businesses	(0.5)	(11.5	)(1)

Total operating expenses	(0.6)	9.6

Operating profit	0.6	19.1
Net investment losses	—	0.1

Net income from discontinued operations	$0.6	$19.0

(1)	Principally relates to a gain of $7.9 million on the sale of our rights to Frova to Vernalis plc and a gain of $3.9 million on the sale of Myobloc to Solstice Neurosciences LLC.

Sale of Products and Businesses — Continuing Operations

During the course of the recovery plan and subsequent realignment of our operations as a biotech company, we sold a number of businesses (principally Prialt EU, Zonegran, the primary care franchise and the European sales and marketing business), which are not included in discontinued operations because we have a significant continuing involvement in the operations of these businesses, for example, through ongoing supply arrangements or formulation activities.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended December 31, 2006, 2005 and 2004, the net (gain)/loss from the disposal of products and businesses is presented below (in millions):

	2006	2005	2004

Prialt EU	$(43.3)	$—	$—
Zonegran	—	(85.6)	(42.9)
European business	0.2	(17.1)	2.9
Other	—	(0.7)	(4.2)

Total gain on sale of products and businesses	$(43.1)	$(103.4)	$(44.2)

In March 2006, we sold the Prialt European rights to Eisai Co. Ltd. (Eisai). We received $50.0 million at closing and are entitled to receive an additional $10.0 million on the earlier of two years from closing or launches of Prialt in key European markets. We recorded a gain of $43.3 million on this sale. We may also receive an additional $40.0 million contingent on Prialt achieving revenue related milestones in Europe. As of December 31, 2006, we have received $4.0 million of the $10.0 million related to the launches of Prialt in key European markets.

We did not dispose of any products or businesses in 2005. The net gain recognized in 2005 resulted from receipts of deferred contingent consideration related to prior year disposals, as described below.

In April 2004, we completed the sale of our interests in Zonegran in North America and Europe to Eisai for a net total consideration of $113.5 million at closing. We were also entitled to receive additional consideration of up to $110.0 million from Eisai if no generic Zonegran was approved by certain dates up through January 1, 2006. We received $85.0 million of this contingent consideration prior to the genericization of Zonegran in December 2005. Consequently, the total net proceeds received from the sale of Zonegran amounted to $198.5 million and resulted in a cumulative net gain of $128.5 million, of which $85.6 million was recognized in 2005 and $42.9 million in 2004.

In February 2004, we sold our European sales and marketing business to Zeneus Pharma Ltd. for net cash proceeds of $93.2 million, resulting in a loss of $2.9 million. We received an additional $6.0 million in February 2005, which was accrued at December 31, 2004, and $15.0 million in December 2005 of contingent consideration, which resulted in a net gain of $17.1 million in 2005 after the release of contingent liabilities of $2.1 million, which were not ultimately required. We will not receive any further consideration in respect of this disposal.

5.	Other Net (Gains)/Charges

The principal items classified as other (gains)/charges include acquired in-process research and development costs, legal settlements and awards and severance, restructuring and other costs.

Other net charges for the years ended December 31 consisted of (in millions):

	2006	2005	2004

(A) Acquired in-process research and development costs	$22.0	$—	$—
(B) Legal settlements and awards	(49.8)	(7.4)	$56.0
(C) Severance, restructuring and other costs	7.5	11.8	3.8

Total other net charges	$(20.3)	$4.4	$59.8

(A) Acquired in-process research and development costs

In July 2006, Elan and Archemix Corp. (Archemix) entered into a multi-year, multi-product alliance focused on the discovery development and commercialization of aptamer therapeutics to treat autoimmune diseases. As a result of the alliance, Elan paid Archemix an upfront payment of $7.0 million. In addition, in September 2006, Elan and Transition Therapeutics, Inc. (Transition), announced an exclusive, worldwide collaboration agreement for the

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

joint development and commercialization of AZD-103, for the treatment of Alzheimer’s disease. Elan incurred a charge related to the license fee of $15.0 million, of which $7.5 million was paid to Transition in the fourth quarter of 2006 and the remaining balance is due to be paid in 2007.

(B) Legal settlements and awards

In December 2006, we were awarded $49.8 million following the conclusion of binding arbitration proceedings which were initiated against King Pharmaceuticals, Inc. (King) with respect to an agreement to reformulate Sonata. This award was recognized as a gain in 2006 and was received in January 2007.

During 2005, we recorded a net gain of $7.4 million relating primarily to the Pfizer Inc. litigation settlement in which we received a payment of $7.0 million. The settlement arose from a claim concerning intellectual property rights and the development of target compounds arising from a collaboration with Pfizer.

The $56.0 million charge recorded in 2004 arose primarily as a result of a $55.0 million provision made in relation to settlement of the SEC investigation and the related shareholder class action lawsuit. We and certain of our former and current officers and directors were named as defendants in a class action filed in early 2002 alleging that our financial statements were not prepared in accordance with GAAP, and that the defendants disseminated materially false and misleading information concerning our business and financial results. We agreed to settle the action in October 2004 and the settlement was formally approved by the US District Court for the Southern District of New York in February 2005. The terms of the class action settlement received final court approval in April 2005. Under the class action settlement, all claims against us and the other named defendants were dismissed with no admission or finding of wrongdoing on the part of any defendant. The principal terms of the settlement provided for an aggregate cash payment to class members of $75.0 million, out of which the court awarded attorneys’ fees to plaintiffs’ counsel, and $35.0 million was paid by our insurance carrier.

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

For additional information on litigation we are involved in, please refer to Note 28.

(C) Severance, restructuring and other costs

During 2006, we incurred severance, restructuring and other costs of $7.5 million (2005: $11.8 million; 2004: $3.8 million) arising from the realignment of our resources to meet our current business structure. These expenses arose from a reduction in the scope of our activities, termination of certain operating leases and a reduction and relocation of employees. For additional information, please refer to Note 17.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	Net Interest Expense

The net interest expense related to all of the convertible and guaranteed debts for the years ended December 31, 2006, 2005 and 2004 is as follows (in millions):

	2006	2005	2004

Interest expense:
Interest on Athena Notes	$44.5	$45.4	$47.2
Interest on 6.5% Convertible Notes	15.9	22.0	29.9
Interest on 7.75% Notes	65.9	65.5	8.4
Interest on Floating Rate Notes due 2011	27.5	22.0	2.5
Interest on 8.875% Notes	4.4	—	—
Interest on Floating Rate Notes due 2013	1.5	—	—
Interest on EPIL III Notes(1)	—	0.6	33.1
Amortization of deferred financing costs	6.9	7.4	5.5
Foreign exchange (gain)/loss	(4.2)	2.2	4.2
Other	(0.4)	0.8	1.2

Interest expense	$162.0	$165.9	$132.0

Interest income:
Bank interest	$(53.8)	$(37.5)	$(12.5)
Investment interest	(0.1)	(0.6)	(6.8)
Swap interest expense/(income)	3.4	(2.1)	(3.7)

Interest income	$(50.5)	$(40.2)	$(23.0)

Net interest expense	$111.5	$125.7	$109.0

(1)	Includes a consent and early tender fee of $Nil in 2006 (2005: $Nil; 2004: $6.4 million)

For additional information on our debts, please refer to Note 18.

7.	Net Charge on Debt Retirements

In June 2005, we incurred a net charge of $51.8 million associated with the early retirement of $36.8 million of the Athena Notes due in 2008 and the early conversion of $206.0 million in aggregate principal amount of the 6.5% Convertible Notes due in 2008. For additional information related to our debts, please refer to Note 18.

8.	Earnings Per Share

Basic income/(loss) per share is computed by dividing the net income/(loss) for the period available to ordinary shareholders by the sum of the weighted-average number of ordinary shares outstanding during the period. Diluted net income/(loss) per share is computed by dividing the net income/(loss) for the period by the weighted-average number of ordinary shares outstanding and, when dilutive, adjusted for the effect of all dilutive potential ordinary shares, including stock options, warrants, and convertible debt securities on an as-if-converted basis.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table sets forth the computation for basic and diluted net income/(loss) per share:

	2006	2005	2004

Basic and diluted net loss per ordinary share:
Basic and diluted net loss per share from continuing operations	$(0.62)	$(0.93)	$(1.06)
Basic and diluted net income per share from discontinued operations	—	—	0.05

Basic and diluted net loss per ordinary share	$(0.62)	$(0.93)	$(1.01)

The weighted-average number of ordinary shares outstanding at December 31, 2006 was 433.3 million (2005: 413.5 million; 2004: 390.1 million). As of December 31, 2006, there were stock options and warrants outstanding of 26.1 million shares (2005: 63.2 million shares; 2004: 106.1 million shares), which could potentially have a dilutive impact in the future, but which were anti-dilutive in 2006, 2005 and 2004.

9.	Restricted Cash

We had total restricted cash of $23.2 million at December 31, 2006 (2005: $24.9 million), which has been pledged to secure certain letters of credit.

10.	Accounts Receivable, Net

Our accounts receivable at December 31 of each year end consisted of the following (in millions):

	2006	2005

Trade receivables	$108.1	$85.7
Less amounts provided for doubtful accounts	(0.7)	(3.9)

Trade receivables, net	$107.4	$81.8

11.	Investment Securities

Net Investment (Gains)/Losses

	2006	2005	2004

Net gains on sale and maturity of current investment securities	$(0.4)	$(2.6)	$(98.8)
Net gains on sale and maturity of non-current investment securities	(7.9)	(14.9)	(7.4)
Derivative fair value (gains)/losses	(0.6)	0.7	(9.0)
Impairment charges	7.3	24.0	72.4

Net investment (gains)/losses	$(1.6)	$7.2	$(42.8)

The above impairment charges include all other-than-temporary impairments. There are investments with a fair value of $1.1 million with unrealized losses of $0.2 million at December 31, 2006. These unrealized losses are considered to be temporary.

The following information on current investment securities is presented in accordance with the requirements of SFAS 115 at December 31, 2006 and 2005 as follows (in millions):

	2006	2005

Equity securities — current, at cost	$6.5	$10.3
Unrealized gains/(losses)	4.7	(0.3)

Total investment securities — current	$11.2	$10.0

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

There were no unrealized gains or losses on trading securities included in earnings for 2006, 2005 or 2004.

The cash inflows arising from the sale and maturity of current investment securities were $0.9 million, $17.1 million and $178.9 million in 2006, 2005, and 2004, respectively. There were no cash outflows arising from the purchase of current investment securities in 2006, 2005 and 2004.

Non-current investment securities, comprising of investments held in privately-held biotech companies and non-current debt securities held in publicly-traded entities, recorded at cost, were as follows at December 31 (in millions):

	2006	2005

Equity securities	$8.8	$10.8
Debt securities	0.4	2.3

Total investment securities — non-current	$9.2	$13.1

The cash inflows arising from the sale of non-current investment securities were $13.2 million, $45.6 million and $76.6 million in 2006, 2005 and 2004, respectively. The cash used for the purchase of non-current investment securities were $0.2 million, $0.4 million and $1.4 million for 2006, 2005 and 2004, respectively.

12.	Inventory

Product inventories at December 31 of each year consisted of the following (in millions):

	2006	2005

Raw materials	$5.4	$6.2
Work-in-process	7.9	9.7
Finished goods	15.9	7.3

Total inventory	$29.2	$23.2

During the year ended December 31, 2005, we recognized a write-down of finished goods of $14.0 million related to Tysabri, as a result of the voluntary suspension of the commercialization and dosing in clinical trials of the product.

13.	Prepaid and Other Current Assets

Prepaid and other current assets at December 31 of each year consisted of the following (in millions):

	2006	2005

Arbitration award receivable	$49.8	$—
Prepayments	8.8	14.1
Fair value of derivatives	3.4	—
Deferred tax asset	3.3	—
Other current asset	9.4	8.9

Total prepaid and other current assets	$74.7	$23.0

In December 2006, we were awarded $49.8 million following the conclusion of binding arbitration proceedings which were initiated against King with respect to an agreement to reformulate Sonata. This award was recognized as a gain in 2006 and was received in January 2007.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	Property, Plant and Equipment

	Land &	Plant &
	Buildings	Equipment	Total
	(In millions)

Cost:
At January 1, 2005	$269.3	$321.0	$590.3
Additions	21.8	27.2	49.0
Disposals	(3.8)	(24.6)	(28.4)

At December 31, 2005	$287.3	$323.6	$610.9
Additions	9.8	25.8	35.6
Disposals	(6.8)	(33.3)	(40.1)

At December 31, 2006	$290.3	$316.1	$606.4

Accumulated depreciation:
At January 1, 2005	$(56.8)	$(187.3)	$(244.1)
Charged in year	(6.8)	(31.1)	(37.9)
Disposals	2.7	22.0	24.7

At December 31, 2005	$(60.9)	$(196.4)	$(257.3)
Charged in year	(9.8)	(29.1)	(38.9)
Disposals	4.2	34.6	38.8

At December 31, 2006	$(66.5)	$(190.9)	$(257.4)

Net book value: December 31, 2006	$223.8	$125.2	$349.0

Net book value: December 31, 2005	$226.4	$127.2	$353.6

Property and equipment disposals during 2006 primarily relates to plant and equipment that were disposed as a result of the restructuring related to our R&D activities. The disposals during 2005 primarily related to plant and equipment of our continental European offices, which were closed in the fourth quarter of 2005.

Included in the net book value of property, plant and equipment is $238.9 million (2005: $243.8 million) relating to our manufacturing facility in Athlone, Ireland.

The net book value of assets held under capital leases at December 31, 2006 amounted to $12.6 million (2005: $17.8 million), which includes $70.6 million of accumulated depreciation (2005: $66.1 million). Depreciation expense for the period amounted to $4.5 million (2005: $5.8 million; 2004: $8.2 million).

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	Goodwill and Other Intangible Assets

		Other
		Intangible
	Goodwill	Assets	Total
	(In millions)

Cost:
At January 1, 2005	$268.0	$779.1	$1,047.1
Additions	—	2.0	2.0
Disposals	—	(2.9)	(2.9)

At December 31, 2005	$268.0	$778.2	$1,046.2

Additions	—	1.7	1.7
Write-off of fully-amortized assets	—	(29.1)	(29.1)

At December 31, 2006	$268.0	$750.8	$1,018.8

Accumulated amortization:
At January 1, 2005	$—	$(293.4)	$(293.4)
Charged in year	—	(88.4)	(88.4)
Disposals	—	1.1	1.1

At December 31, 2005	$—	$(380.7)	$(380.7)

Charged in year	—	(91.3)	(91.3)
Write-off of fully-amortized assets	—	29.1	29.1

At December 31, 2006	$—	$(442.9)	$(442.9)

Net book value: December 31, 2006	$268.0	$307.9	$575.9

Net book value: December 31, 2005	$268.0	$397.5	$665.5

Other intangible assets consist primarily of patents, licenses and intellectual property. At December 31, 2006, the main components of the carrying value of patents and licenses were $94.8 million (2005: $149.0 million) for Maxipime and Azactam, $78.1 million (2005: $86.0 million) for the Alzheimer’s disease intellectual property, $64.5 million (2005: $68.8 million) for Prialt, $42.9 million (2005: $53.7 million) for Verelan and $17.5 million (2005: $17.9 million) for Tysabri.

On March 20, 2006, we completed the sale of the European rights to Prialt to Eisai, while retaining the product rights in the United States. At December 31, 2005, we had reclassified a total of $11.2 million for the carrying value of intangible assets, inventory and prepayments related to the Prialt European component to held for sale assets, as the criteria for held for sale assets under SFAS 144 were met.

The weighted-average remaining useful life for other intangible assets at December 31, 2006 was 7.2 years.

Amortization expense for the year ended December 31, 2006 amounted to $91.3 million (2005: $88.4 million; 2004: $81.3 million) and is recorded as cost of sales, selling, general and administrative expenses and R&D expenses in the Consolidated Statements of Operations, as it relates to the respective functions.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2006, our expected future amortization expense of current other intangible assets is as follows (in millions):

Year ending December 31,
2007	$85.6
2008	68.2
2009	26.2
2010	25.5
2011	13.7
2012 and thereafter	88.7

Total	$307.9

16.	Other Assets

Non-current other assets at December 31 of each year consisted of the following (in millions):

	2006	2005

Deferred financing costs	$32.4	$30.6
Prepayment for supply arrangement	7.0	12.4
Other	16.5	10.9

Total other assets	$55.9	$53.9

The increase in deferred financing costs during 2006 was primarily due to the additional financing costs related to the 8.875% senior notes (8.875% Notes) and senior floating rate notes due in 2013 (Floating Rate Notes due 2013), which were issued in November 2006. The increase was partially offset by the write-off to additional paid-in capital of financing costs related to the conversion of $253.6 million of the 6.5% Convertible Notes and additional amortization during the year. Please refer to Note 18 for additional information on our long-term and convertible debts.

The prepayment for supply arrangement asset balance at December 31, 2006 represents a $20.0 million payment made in March 2004 in exchange for increased future supply commitments from the manufacturer of Maxipime, and is net of accumulated amortization of $13.0 million at December 31, 2006 (2005: $7.6 million). Amortization expense for the year ended December 31, 2006 amounted to $5.4 million (2005: $4.4 million).

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17.	Accrued and Other Current Liabilities, and Other Long-Term Liabilities

Accrued and other current liabilities at December 31 consisted of the following (in millions):

	2006	2005

Payroll and related taxes	$42.9	$44.1
Accrued interest	33.5	29.5
Sales and marketing accruals	23.3	16.5
Clinical trial accruals	9.1	9.7
Restructuring and other accruals	6.8	10.2
Accrued income tax payable	5.7	17.8
Litigation accruals	5.0	2.1
Fair value of derivatives	4.4	6.7
Capital lease obligations — current	3.0	5.5
Other accruals	46.1	29.9

Total accrued and other current liabilities	$179.8	$172.0

Other long-term liabilities at December 31 consisted of the following (in millions):

	2006	2005

Deferred rent	$24.3	$20.5
Unfunded pension liability	3.2	—
Restructuring accrual	—	8.7
Capital lease obligations — non-current	—	2.8
Other	13.5	11.2

Total accrued and other current liabilities	$41.0	$43.2

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Severance, restructuring and other charges accrual

The following table summarizes activities related to the severance, restructuring and other charges rollforward of the related accruals (in millions):

			Other
	Facilities	Severance	Costs	Total

Balance at December 31, 2003	$21.1	$17.6	$—	$38.7
Restructuring and other charges	0.8	3.0	—	3.8
Cash payments	(4.7)	(19.3)	—	(24.0)
Non-cash charges	(0.5)	—	—	(0.5)

Balance at December 31, 2004	$16.7	$1.3	$—	$18.0
Restructuring and other charges	0.5	11.5	2.4	14.4
Reversal of prior year accrual	(1.7)	(0.9)	—	(2.6)
Cash payments	(2.9)	(6.1)	—	(9.0)
Non-cash charges	—	—	(1.9)	(1.9)

Balance at December 31, 2005	$12.6	$5.8	$0.5	$18.9
Restructuring and other charges	1.1	14.8	1.1	17.0
Reversal of prior year accrual(1)	(9.4)	(0.1)	—	(9.5)
Cash payments	(3.7)	(14.3)	(0.5)	(18.5)
Non-cash charges	—	—	(1.1)	(1.1)

Balance at December 31, 2006	$0.6	$6.2	$—	$6.8

(1)	Principally related to the reversal of a charge for future lease payments on an unutilized facility in South San Francisco. As part of the restructuring of our Biopharmaceuticals R&D activities, this facility has now been brought back into use.

18.	Current and Long-Term Debts

Current and long-term debts at December 31, 2006 and 2005 consisted of the following (in millions):

	Due	2006	2005

Current
Athena Notes (redeemed in full in January 2007)	2008	$613.2	$—

Long-term
Athena Notes (redeemed in full in January 2007)	2008	—	613.2
6.5% Convertible Notes	2008	—	254.0
7.75% senior notes (7.75% Notes)	2011	850.0	850.0
Senior floating rate notes (Floating Rate Notes due 2011)	2011	300.0	300.0
8.875% Notes	2013	465.0	—
Floating Rate Notes due 2013	2013	150.0	—

Total long term debts		$1,765.0	$2,017.2

Total current and long term debts		$2,378.2	$2,017.2

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Athena Notes

In February 2001, Athena Neurosciences Finance, LLC (Athena Finance), an indirect wholly-owned subsidiary, issued $650.0 million in aggregate principal amount of Athena Notes due February 2008 at a discount of $2.5 million. The Athena Notes were senior, unsecured obligations of Athena Finance and were fully and unconditionally guaranteed on a senior unsecured basis by Elan Corporation, plc and certain of our subsidiaries. Issuance costs associated with the financing amounted to $8.3 million. Interest was paid in cash semi-annually.

On January 14, 2002, we entered into an interest rate swap to convert our fixed rate interest obligations for $100.0 million of the Athena Notes to variable rate interest obligations. The swap had a fair value loss of $0.4 million at December 31, 2006 (2005: $0.2 million gain; 2004: $3.6 million gain). On November 22, 2004, we entered into two interest rate swaps to convert an additional $150.0 million and $50.0 million of this debt to variable rate interest obligations. The swaps had a total fair value loss of $4.0 million at December 31, 2006 (2005: $5.3 million; 2004: $0.9 million). All swaps were cancelled in January 2007 as discussed below.

In June 2005, we retired $36.8 million in aggregate principal amount of the Athena Notes, which were purchased for $33.3 million plus accrued interest of $0.6 million. As a result of the retirement, we recorded a net gain of $3.1 million, net of $0.2 million for the write off of deferred financing costs.

In December 2006, Elan issued an early redemption notice for the Athena Notes. In January 2007, the remaining aggregate principal amount of $613.2 million of the Athena Notes was redeemed and the related $300.0 million of interest rate swaps were cancelled. As a result, Elan will record a net charge on debt retirement of approximately $20 million in 2007. As of December 31, 2006, the $613.2 million of aggregate principal amount for the Athena Notes were classified as current liabilities.

6.5% Convertible Notes

In November 2003, we completed the offering and sale of $460.0 million in aggregate principal amount of 6.5% Convertible Notes, issued by Elan Capital Corporation, an indirect wholly-owned subsidiary, and guaranteed by Elan Corporation, plc. The 6.5% Convertible Notes were due to mature on November 10, 2008.

Holders of the 6.5% Convertible Notes had the right to convert the notes into fully-paid American Depository Shares (ADSs) at a conversion price of $7.42 at any time up to November 10, 2008 or seven trading days preceding the date of redemption if the notes were called for redemption.

We had the right, at any time after December 1, 2006, to redeem all or part of the 6.5% Convertible Notes then outstanding at par, with interest accrued to the redemption date provided that, within a period of 30 consecutive trading days ending five trading days prior to the date on which the relevant notice of redemption is published, the official closing price per share of the ADSs on the NYSE for 20 trading days shall have been at least 150% of the conversion price deemed to be in effect on each of such trading days. Interest was paid in cash semi-annually.

In June 2005, we retired $206.0 million in aggregate principal amount of the 6.5% Convertible Notes, which was purchased for approximately $255.0 million at an average premium of approximately 4% to the market price of the 6.5% Convertible Notes at the date of purchase. The consideration was satisfied with the issuance of 27,762,801 ADSs at the debt conversion price of $7.42, together with $49.1 million in cash and accrued interest of $0.7 million. As a result of the retirement, we incurred a net charge of $54.9 million.

In November 2006, we called for early redemption of the remaining $254.0 million in aggregate principal amount of the 6.5% Convertible Notes. Holders of approximately $253.6 million of Convertible Notes elected to convert their Convertible Notes, prior to the redemption date, into our ADSs or ordinary shares at the Convertible Notes conversion price of $7.42 per ADS or ordinary share. As a result of the conversion, approximately 34.2 million ADSs or ordinary shares were issued. The remaining $0.4 million of outstanding Convertible

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Notes were redeemed in cash in December 2006. As a result of the conversion, the unamortized deferred financing costs of $3.5 million was written off to additional paid-in capital.

7.75% Notes

In November 2004, we completed the offering and sale of $850.0 million in aggregate principal amount of 7.75% Notes due November 15, 2011, issued by Elan Finance plc. Elan Corporation, plc and certain of our subsidiaries have guaranteed the 7.75% Notes. At any time prior to November 15, 2008, we may redeem the 7.75% Notes, in whole, but not in part, at a price equal to 100% of their principal amount, plus a make-whole premium and accrued but unpaid interest. We may redeem the 7.75% Notes, in whole or in part, beginning on November 15, 2008 at an initial redemption price of 103.875% of their principal amount, which decreases to par over time, plus accrued and unpaid interest. In addition, at any time after February 17, 2006 and on or prior to November 15, 2007, we may redeem up to 35% of the 7.75% Notes using the proceeds of certain equity offerings at a redemption price of 107.75% of the principal, plus accrued and unpaid interest. Interest is paid in cash semi-annually.

Floating Rate Notes due 2011

In November 2004, we also completed the offering and sale of $300.0 million in aggregate principal amount of Floating Rate Notes due November 15, 2011, also issued by Elan Finance plc. The Floating Rate Notes bear interest at a rate, adjusted quarterly, equal to the three-month London Interbank Offer Rate (LIBOR) plus 4.0%, except the first interest payment, which bears interest at a rate equal to six-month LIBOR plus 4.0%. Elan Corporation, plc, and certain of our subsidiaries have guaranteed the Floating Rate Notes. We may redeem the Floating Rate Notes, in whole or in part, beginning on November 15, 2006 at an initial redemption price of 102% of their principal amount, which decreases to par over time, plus accrued and unpaid interest. In addition, at any time after February 17, 2006 and on or prior to November 15, 2007, we may redeem up to 35% of the Floating Rate Notes using the proceeds of certain equity offerings at a redemption price of 100% of the principal amount plus a premium equal to the interest rate per annum on the Floating Rate Notes, plus accrued and unpaid interest thereon. Interest is paid in cash semi-annually.

8.875% Notes

In November 2006, we completed the offering and sale of $465.0 million in aggregate principal amount of 8.875% Notes due December 1, 2013, issued by Elan Finance, plc. Elan Corporation, plc and certain of our subsidiaries have guaranteed the 8.875% Notes. At any time prior to December 1, 2010, we may redeem the 8.875% Notes, in whole, but not in part, at a price equal to 100% of their principal amount, plus a make-whole premium and accrued but unpaid interest. We may redeem the 8.875% Notes, in whole or in part, beginning on December 1, 2010 at an initial redemption price of 104.438% of their principal amount, plus accrued and unpaid interest. In addition, at any time after February 23, 2008 and on or prior to December 1, 2009, we may redeem up to 35% of the 8.875% Notes using the proceeds of certain equity offerings at a redemption price of 108.875% of the principal, which decreases to par over time, plus accrued and unpaid interest. Interest is paid in cash semi-annually. The proceeds from the offering, including the Floating Rate Note below, were used principally to redeem the Athena Notes in January 2007.

Floating Rate Notes due 2013

In November 2006, we also completed the offering and sale of $150.0 million in aggregate principal amount of Floating Rate Notes due December 1, 2013, also issued by Elan Finance, plc. The Floating Rate Notes bear interest at a rate, adjusted quarterly, equal to the three-month LIBOR plus 4.125%. Elan Corporation, plc, and certain of our subsidiaries have guaranteed the Floating Rate Notes.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At any time prior to December 1, 2008, we may redeem the Floating Rate Notes, in whole, but not in part, at a price equal to 100% of their principal amount, plus a make-whole premium and accrued but unpaid interest. We may redeem the Floating Rate Notes, in whole or in part, beginning on December 1, 2008 at an initial redemption price of 102% of their principal amount, which decreases to par over time, plus accrued and unpaid interest. In addition, at any time after February 23, 2008 and on or prior to December 1, 2008, we may redeem up to 35% of the Floating Rate Notes using the proceeds of certain equity offerings at a redemption price of 100% of the principal amount plus a premium equal to the interest rate per annum on the Floating Rate Notes, plus accrued and unpaid interest thereon. Interest is paid in cash semi-annually.

For additional information related to interest expense on our debts, refer to Note 6.

Covenants

The agreements governing some of our outstanding long-term indebtedness contain various restrictive covenants that limit our financial and operating flexibility. The covenants do not require us to maintain or adhere to any specific financial ratios, however, they do restrict within certain limits our ability to, among other things:

•	Incur additional debt;

•	Create liens;

•	Enter into certain transactions with related parties;

•	Enter into certain types of investment transactions;

•	Engage in certain asset sales or sale and leaseback transactions;

•	Pay dividends or buy back our Ordinary Shares; and

•	Consolidate, merge with, or sell substantially all our assets to, another entity.

The breach of any of these covenants may result in a default under the applicable agreement, which could result in the indebtedness under the agreement becoming immediately due and payable and may result in a default under our other indebtedness subject to cross acceleration provisions.

19.	Fair Value of Financial Instruments

Fair value is the amount at which a financial instrument could be exchanged in an arms-length transaction between informed and willing parties, other than in a forced or liquidation sale. Cash and cash equivalents and current investment securities are held at fair value on the Consolidated Balance Sheets.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Debt Instruments

The fair values of debt instruments were as follows (in millions):

	At December 31,		At December 31,
	2006		2005
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Athena Notes(1)	$613.2	$625.5	$613.2	$598.6
6.5% Convertible Notes	—	—	254.0	496.3
7.75% Notes	850.0	838.3	850.0	794.8
Floating Rate Notes due 2011	300.0	297.8	300.0	285.0
8.875% Notes	465.0	465.0	—	—
Floating Rate Notes due 2013	150.0	148.9	—	—

Total convertible debt and guaranteed notes	$2,378.2	$2,375.5	$2,017.2	$2,174.7

(1)	Redeemed in full in January 2007.

Derivative Instruments

The fair value of derivative instruments were as follows (in millions):

	At December 31, 2006		At December 31, 2005
	Contract	Fair Value	Contract	Fair Value
	Amount	Asset/(Liability)	Amount	Asset/(Liability)

Forward contracts:
Euro forward contracts	$68.0	$2.7	$77.0	$(1.7)
Swap contracts:
Interest rate swap — January 2002	$100.0	$(0.4)	$100.0	$0.2
Interest rate swap — November 2004	150.0	(3.0)	150.0	(4.0)
Interest rate swap — November 2004	50.0	(1.0)	50.0	(1.3)

In addition to the above derivative instruments, we held freestanding warrants with a fair value of $0.7 million and $0.1 million at December 31, 2006 and 2005, respectively.

Forward contracts

At December 31, 2006, we had entered into a number of Euro forward foreign exchange contracts at various rates of exchange in the normal course of business. At December 31, 2006, the Euro forward contracts require us to sell US Dollars for Euro on various dates through September 2007.

Swaps

On January 14, 2002, we entered into an interest rate swap to convert our 7.25% fixed rate interest obligations on $100.0 million of the Athena Notes to variable rate interest obligations. On November 22, 2004, we entered into two interest rate swaps to convert an additional $200.0 million of this debt to variable rate interest obligations. These swaps qualified as highly-effective fair value hedges. These swaps were cancelled in January 2007 in connection with the redemption of the Athena Notes. For additional information please refer to Note 18.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

20.	Deferred Revenue

Deferred revenue at December 31, 2006, consists of a current portion of $12.4 million and a non-current portion of $3.7 million (2005: $43.1 million, $17.0 million, respectively). The principal component of total deferred revenue is the remaining unamortized revenue related to the licensing of rights to our generic form of Adalat CC with Watson Pharmaceutical, Inc. (Watson). The generic Adalat CC transaction was completed in 2002. We received $45.0 million in cash from Watson. The remaining unamortized revenue on this product of $4.5 million will be recognized as revenue through June 2007 reflecting our on-going involvement in the manufacturing of this product.

In 1998, we entered into an agreement with Schwarz Pharma, Inc. (Schwarz) for the marketing and distribution rights to Verelan in the United States and the licensing of Verelan PM to Schwarz. We received a license fee of $17.5 million upon execution of the agreement and a milestone payment of $10.0 million when the US Food and Drug Administration (FDA) approved a New Drug Application for Verelan PM. The remaining unamortized deferred revenue of $4.4 million at December 31, 2006 on this product will be recognized on a straight-line basis through June 2008.

As a part of our Tysabri collaboration agreement with Biogen Idec, we received total approval and milestone payments of $52.0 million through December 2004. The milestones are recognized as revenue based on the proportional performance method, which is based on the percentage of costs incurred to date compared to the total costs expected under the contract. The remaining unamortized revenue of the milestone payments as of December 31, 2006 was $0.9 million.

21.	Provision for/(Benefit from) Income Taxes

The following table sets forth the details of the provision for/(benefit from) income taxes for the years ended December 31 (in millions):

	2006	2005	2004

Irish corporation tax — current	(12.1)	(1.1)	$0.7
Irish corporation tax — deferred	(2.8)	—	—
Foreign taxes — current	6.5	2.0	(2.4)
Foreign taxes — deferred	(0.6)	0.1	—

Income tax expense/(benefit)	(9.0)	1.0	$(1.7)

Tax benefit reported in shareholders’ equity related to:
Exercise of stock options	$(2.0)	$(0.6)	$(2.7)

Current tax, including Irish corporation tax and foreign taxes, is provided on our taxable profits, using the tax rates and laws that have been enacted by the balance sheet date. In each of the three years ended December 31, 2006, 2005 and 2004, substantially all of our income in Ireland was exempt from tax by virtue of tax losses incurred or relief granted on income derived from patents. The total tax benefit of $9.0 million and tax provision of $1.0 million for 2006 and 2005, respectively, reflect the availability of tax losses, tax at standard rates in the jurisdictions in which we operate, income derived from Irish patents and foreign withholding tax.

The deferred tax benefit of $3.3 million for 2006 (2005: $0.1 million provision; 2004: $Nil) relates to certain net operating losses in Ireland, share-based compensation expense recognized in the United Kingdom (UK) and US state deferred tax arising on temporary differences in certain US state jurisdictions.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended December 31, a reconciliation of the expected tax expense/(benefit) on continuing operations (computed by applying the standard Irish tax rate to (losses)/profits before tax) to the actual tax expense/(benefit) is as follows (in millions):

	2006	2005	2004

Irish standard tax rate	12.5%	12.5%	12.5%
Taxes at the Irish standard rate	$(34.5)	$(47.9)	$(51.9)
Irish income at reduced rates	(8.6)	(7.5)	(10.4)
Foreign income at rates other than the Irish standard rate	(37.5)	(53.8)	(44.3)
Losses creating no tax benefit	71.6	110.2	104.7
Share of investments accounted for under the equity method (including elimination of revenue)	—	—	0.2

Income tax expense/(benefit)	$(9.0)	$1.0	$(1.7)

For the years ended December 31, the distribution of income/(loss) from continuing operations before provision for income taxes by geographical area was as follows (in millions):

	2006	2005	2004

Loss from continuing operations before provision for income taxes:
Ireland	$(581.5)	$(475.8)	$(562.3)
Foreign	305.2	92.6	146.9

Loss from continuing operations before provision for income taxes	$(276.3)	$(383.2)	$(415.4)

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred Tax

The full potential amounts of deferred tax comprised the following deferred tax assets and liabilities at December 31 (in millions):

	2006	2005

Deferred tax liabilities:
Property, plant and equipment	$(0.6)	$(14.7)
Intangible asset on acquisition	—	(3.5)
Deferred interest	—	(0.1)

Total deferred tax liabilities	$(0.6)	$(18.3)

Deferred tax assets:
Net operating losses	$350.3	$258.6
Deferred interest	162.0	151.6
Capitalized items	76.4	67.6
Tax credits	77.1	80.4
Reserves/provisions	23.9	28.3
Fixed assets	0.4	0.6
Intangible asset on acquisition	3.4	—
Share-based compensation expense under SFAS 123R	14.6	—
Other	5.1	3.4

Total deferred tax assets	$713.2	$590.5

Valuation allowance	$(709.3)	$(572.3)

Net deferred tax asset/(liability)	$3.3	$(0.1)

The valuation allowance recorded against the deferred tax assets as of December 31, 2006 was $709.3 million. The net change in the valuation allowance for 2006 was an increase of $137.0 million (2005: increase of $128.0 million; 2004: increase of $82.3 million).

We have adjusted the above deferred tax assets in relation to net operating losses to exclude stock option deductions. In 2006, we have credited $2.0 million (2005: $0.6 million; 2004: $2.7 million) to shareholders’ equity to reflect recognition of US state tax and UK corporation tax benefits from the utilization of stock option deductions.

The gross amount of unused tax loss carryforwards with their expiration dates is as follows:

	At December 31,
	2006
		US	US
	Ireland	State	Federal	Rest of World	Total

One year	$—	$0.6	$—	$—	$0.6
Two years	—	2.1	—	—	2.1
Three years	—	0.9	—	—	0.9
Four years	—	0.5	56.2	—	56.7
Five years	—	—	37.3	—	37.3
More than five years	1,879.2	206.5	628.1	23.5	2,737.3

Total	$1,879.2	$210.6	$721.6	$23.5	$2,834.9

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At December 31, 2006, certain of our Irish subsidiaries had net operating loss carryovers for income tax purposes of $1,879.2 million. These can be carried forward indefinitely but are limited to the same trade/trades.

At December 31, 2006, certain US subsidiaries had net operating loss carryovers for federal income tax purposes of approximately $721.6 million and for state income tax purposes of approximately $210.6 million. These net operating losses include stock option deductions. The federal net operating losses expire from 2010 to 2025. The state net operating losses expire from 2007 to 2025, with $152.1 million of the state net operating losses expiring in 2013 to 2015. In addition, at December 31, 2006, certain US subsidiaries had federal research and orphan drug credit carryovers of $53.9 million, which expire from 2007 through 2025 and state credit carryovers of $33.2 million, mostly research credits, of which $32.9 million can be carried to subsequent tax years indefinitely, and $0.3 million which expire from 2009 to 2011. We may have had “changes in ownership” as described in the US Internal Revenue Code Section 382 in 2006. Consequently, utilization of federal and state net operating losses and credits may be subject to certain annual limitations.

Of the remaining loss carryovers, $1.7 million have arisen in the United Kingdom and can be carried forward indefinitely and $21.8 million have arisen in The Netherlands and are subject to time limits and other local rules.

At December 31, 2006 approximately $502.8 million of the net operating losses are derived from stock option exercises, and accordingly, we would record a credit of up to approximately $150.1 million to shareholders’ equity to reflect the recognition of tax benefits to the extent that these stock option deductions are utilized in the future.

No taxes have been provided for the unremitted earnings of our overseas subsidiaries as these are considered permanently employed in the business of these companies. Cumulative unremitted earnings of overseas subsidiaries totaled approximately $1,805.0 million at December 31, 2006. Unremitted earnings may be liable to overseas taxes or Irish tax if they were to be distributed as dividends. It is impracticable to determine at this time the potential amount of additional tax due upon remittance of such earnings.

22.	Leases

We lease certain of our facilities under non-cancelable operating lease agreements that expire at various dates through 2016. The major components of our operating leases are as described below.

In August 1998, we entered into an agreement for the lease of four buildings located in South San Francisco, California. These buildings are utilized for R&D, administration and other corporate functions. The lease period expires in December 2012. Thereafter, we have an option to renew for two additional five-year periods. We are reviewing the availability of additional space for our South San Francisco facility.

In August 1996 and August 2000, we entered into lease agreements for our R&D facility located in King of Prussia, Pennsylvania. During 2006, the lease agreements were extended, with expiration dates of May 2009 and April 2011, respectively. The lease agreement that expires in May 2009 includes an option to renew for an additional three-year period.

In January 2004, we entered into a lease agreement for our sales and administrative facility at Lusk Campus, San Diego, California. In January 2006, we extended the lease on part of this campus through January 2012. The lease on the remaining part of the facility expired in January 2007 and was not renewed.

In September 2004, we entered into a lease agreement for our new corporate headquarters located in the Treasury Building, Dublin, Ireland. This lease expires in July 2014, with an option to renew for two additional ten-year periods. The agreement provides us with an option to cancel five years from the commencement date. The cancellation will require a nine-month written notice and will include a penalty equal to six months of rental payments.

In addition, we also have various operating leases for equipment and vehicles, with lease terms that range from three to five years.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

We recorded expense under operating leases of $23.2 million in 2006 (2005: $25.5 million; 2004: $24.4 million), net of sublease income of $Nil in 2006 (2005: $0.1 million; 2004: $0.8 million). As of December 31, 2006, our future minimum rental commitments for operating leases with non-cancelable terms in excess of one year are as follows (in millions):

Due in:
2007	$18.8
2008	16.9
2009	20.4
2010	20.7
2011	20.4
2012 and thereafter	30.3

Total	$127.5

As of December 31, 2006, we had obligations under capital leases for plant and equipment as follows (in millions):

2007	$3.0
2008 and thereafter	—

Total gross payments	$3.0
Less: finance charges included above	$0.1

Total net capital lease obligations	$2.9

The net book value of assets under capital leases at December 31, 2006 amounted to $12.6 million (2005: $17.8 million), which includes $70.6 million of accumulated depreciation (2005: $66.1 million). Depreciation expense related to assets under capital leases for 2006 amounted to $4.5 million (2005: $5.8 million; 2004: $8.2 million).

In prior years, we disposed of plant and equipment and subsequently leased them back and also entered into an arrangement with a third party bank, the substance of which allows us a legal right to require a net settlement of our obligations under the leases. The cash and borrowings relating to the previous sale and leaseback transactions have been offset in the Consolidated Financial Statements in the amount of $36.2 million at December 31, 2006 (2005: $51.8 million).

23.	Held for Sale Assets and Liabilities

As described in Notes 4 and 15, on March 20, 2006, we completed the sale of the European rights to Prialt to Eisai, which is included in our Biopharmaceuticals segment, while retaining the product rights in the United States. In accordance with SFAS 144, we reclassified the related assets of $11.2 million (intangible assets, inventory, and prepayments) as held for sale to present them separately on the Consolidated Balance Sheet at December 31, 2005.

24.	Share Capital

Share capital at December 31, 2006 and 2005 was as follows:

	No. of Ordinary Shares
Authorized Share Capital	2006	2005

Ordinary Shares (par value 5 Euro cent)	670,000,000	670,000,000
Executive Shares (par value 1.25 Euro)(the Executive Shares)	1,000	1,000
“B” Executive Shares (par value 5 Euro cent)(the “B” Executive Shares)	25,000	25,000

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	At December 31, 2006		At December 31, 2005
Issued and Fully Paid Share Capital	Number	$000s	Number	$000s

Ordinary Shares	466,619,156	27,184	428,832,534	24,661
Executive Shares	1,000	2	1,000	2
“B” Executive Shares	21,375	2	21,375	2

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

In November 2006, we called for early redemption of the remaining $254.0 million in aggregate principal amount of the 6.5% Convertible Notes, which were due in November 2008. Holders of approximately $253.6 million of Convertible Notes elected to convert their Convertible Notes, prior to the redemption date, into ADSs or ordinary shares of Elan at the Convertible Notes conversion price of $7.42 per ADS or ordinary share. As a result of the conversion of such Convertible Notes, approximately 34.2 million ADS or ordinary shares were issued. The remaining $0.4 million of outstanding Convertible Notes were redeemed in cash in December 2006.

At the Annual General Meeting in May 1999, we were authorized to repurchase up to 15% of the issued share capital on that date. During the remainder of the year ended December 31, 1999, we purchased 621,500 Ordinary Shares of Elan at a cost of $17.4 million and these are currently held in treasury stock. In 2000, our share repurchase program was terminated.

25.	Accumulated Other Comprehensive Income/(Loss)

The components of accumulated OCI, net of $Nil taxes, were as follows (in millions):

	2006	2005

Net unrealized gains/(losses) on investment securities	$4.7	$(0.3)
Currency translation adjustments	(11.7)	(15.6)
Defined benefit plans adjustments	(14.8)	(10.7)

Accumulated other comprehensive income/(loss)	$(21.8)	$(26.6)

Prior to the adoption of SFAS 158 and in accordance with its transition provisions, we eliminated the previously recognized minimum pension liability adjustment of $10.7 million through OCI in 2006. On adoption of SFAS 158 as of December 31, 2006, we adjusted accumulated OCI by $14.8 million in respect of the unamortized net actuarial loss of $13.9 million and unamortized prior service cost of $0.9 million. See Note 26 for additional information.

26.	Pension and Other Employee Benefit Plans

Pension

The pension costs of the Irish retirement plans have been presented in the following tables in accordance with the requirements of SFAS 132R, as amended by SFAS 158. We fund the pensions of certain employees based in Ireland through two defined benefit plans. In general, on retirement, eligible employees are entitled to a pension calculated at 1/60th of their final salary for each year of service, subject to a maximum of 40 years. These plans are managed externally and the related pension costs and liabilities are assessed in accordance with the advice of a

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

qualified professional actuary. The investments of the plans at December 31, 2006 consisted of units held in independently administered funds. The change in benefit obligation was (in millions):

	2006	2005

Projected benefit obligation at January 1	$57.9	$49.4
Service cost	2.8	2.0
Interest cost	2.5	2.0
Plan participants’ contributions	1.5	1.5
Actuarial (gain)/loss	(1.6)	11.1
Benefits paid and other disbursements	(0.4)	(0.7)
Foreign currency exchange rate changes	7.2	(7.4)

Projected benefit obligation at December 31	$69.9	$57.9

The changes in plan assets at December 31 were (in millions):

	2006	2005

Fair value of plan assets at beginning of year	$49.4	$44.7
Actual return on plan assets	7.4	8.2
Employer contribution	2.3	2.3
Plan participants’ contributions	1.5	1.5
Benefits paid and other disbursements	(0.4)	(0.7)
Foreign currency exchange rate changes	6.5	(6.6)

Fair value of plan assets at end of year	$66.7	$49.4

Unfunded status at end of year	$(3.2)	$(8.5)
Unamortized net actuarial loss in accumulated OCI	13.9	18.4
Unamortized prior service cost in accumulated OCI	0.9	0.9

Net amount recognized	$11.6	$10.8

Amounts recognized in the Consolidated Balance Sheet at December 31 (in millions):

	2006	2005

Unfunded status — non-current liability	$(3.2)	—
Accumulated OCI	14.8	10.7
Prepaid pension cost	—	10.8
Additional liability	—	(11.6)
Intangible asset	—	0.9

Net amount recognized	$11.6	$10.8

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The net periodic pension cost was comprised of the following (in millions):

	2006	2005	2004

Service cost	$2.8	$2.0	$2.4
Interest cost	2.5	2.0	1.9
Expected return on plan assets	(3.3)	(2.7)	(2.4)
Amortization of net loss	0.6	0.5	0.5
Amortization of prior service cost	0.1	0.2	0.1

Net periodic pension cost	$2.7	$2.0	$2.5

The weighted-average assumptions used to determine net periodic pension cost and benefit obligation at December 31 were:

	2006	2005

Discount rate	4.3%	4.0%
Expected return on plan assets	6.3%	6.1%
Rate of compensation increase	3.5%	3.3%

Since no significant market exists for AA rated corporate bonds in Ireland, the discount rate of 4.3% was determined based on the iBoxx Corporate Bond Index for corporate bonds with durations of 10 years or more. The estimated expected cash outflows for each of the next 10 years are projected to be less than the estimated contribution inflows. Therefore, we consider the iBoxx index of corporate bonds with mean durations of 10 years and over to be the closest available match for the expected defined benefit payments in the longer term.

The expected long-term rate of return on assets of 6.3% was calculated based on the assumptions of the following returns for each asset class: Equities 7.0%; Property 6.0%; Government Bonds 4.0%; and Cash 2.0%. The fixed interest yield at December 31, 2006 was 4.0%; hence the assumed return on bonds is 4.0%. Returns for the other asset classes are set by reference to the fixed interest yield plus a risk premium. For equities the risk premium is 3.0% and for property the premium is 2.0%.

The weighted-average asset allocations at December 31 by asset category were:

	2006	2005

Equity	78.1%	73.9%
Bonds	11.5%	12.6%
Property	3.2%	3.6%
Cash and other	7.2%	9.9%

Total	100.0%	100.0%

Our pension plan assets are invested in two managed unit trusts. Our key objective is to achieve long-term capital growth by investing primarily in a range of Eurozone and international equities, bonds, property and cash.

The investment mix is biased towards equities, with a diversified domestic and international portfolio of shares listed and traded on recognized Exchanges.

The long-term asset allocation ranges of the trusts are as follows:

Equities	60%-80%
Bonds	10%-40%
Property	0%-10%
Cash	0%-10%

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The accumulated benefit obligation for all defined benefit pension plans was $61.1 million at December 31, 2006 (2005: $50.2 million).

At December 31, 2006, the expected future cash benefits per year to be paid in respect of the plans for the period of 2007-2011 are collectively less than $0.2 million. The expected cash benefits to be paid in the period of 2012-2016 is approximately $2.1 million. We expect to contribute approximately $2.4 million to our defined benefit plans in 2007.

The expected benefits to be paid are based on the same assumptions used to measure our benefit obligation at December 31, 2006, including the estimated future employee service.

Prior to the adoption of SFAS 158 and in accordance with its transition provisions, we eliminated the previously recognized minimum pension liability adjustment of $10.7 million through OCI in 2006. On adoption of SFAS 158 as of December 31, 2006, we adjusted accumulated OCI by $14.8 million in respect of the unamortized net actuarial loss of $13.9 million and unamortized prior service cost of $0.9 million. The incremental effect of applying SFAS 158 on the Consolidated Balance Sheet at December 31, 2006 is summarized as follows (in millions):

	Before		After
	Application		Application
	of SFAS 158	Adjustments	of SFAS 158

Prepaid pension asset	$11.6	$(11.6)	$—
Total assets	$2,757.9	$(11.6)	$2,746.3
Liability for pension benefits	$—	$3.2	$3.2
Total liabilities	$2,658.0	$3.2	$2,661.2
Accumulated other comprehensive loss	$(7.0)	$(14.8)	$(21.8)
Total shareholders’ equity	$99.9	$(14.8)	$85.1

During 2007, we expect to recognize $0.4 million of the unamortized net actuarial loss and $0.1 million of the unamortized prior service cost that was in accumulated OCI at December 31, 2006.

In addition to the defined benefit pension plans, we operate a number of defined contribution retirement plans, primarily for employees outside of Ireland. The costs of these plans are charged to the income statement in the period they are incurred. The costs of the defined contribution plans were $5.9 million, $6.2 million and $5.6 million for 2006, 2005 and 2004, respectively.

Stock Options and Warrants

At our Annual General Meeting held on May 25, 2006, the Company’s shareholders approved a single Long Term Incentive Plan (LTIP), which provides for the issuance of share options, RSUs and other equity awards. The shareholders also approved the closure of all pre-existing share option and RSU plans. Our equity award program is a long-term retention program that is intended to attract, retain and provide incentives for Elan employees, officers and directors, and to align shareholder and employee interests. We consider our equity award program critical to our operation and productivity. Currently, we grant equity awards from the LTIP, under which awards can be granted to all directors, employees and consultants.

Stock options are granted at the price equal to the market value at the date of grant and will expire on a date not later than ten years after their grant. Options generally vest between one and four years from the date of grant.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the number of options outstanding and available for grant as of December 31 (in thousands):

	Outstanding		Available for Grant
	2006	2005	2006		2005

1996 Plan	8,959	9,075	—		2,701
1998 Plan	1,527	1,714	—		—
1999 Plan	12,791	15,392	—		9,249
Consultant Plan	150	425	—		—
2006 LTIP	596	—	9,404	(1)	—

Total	24,023	26,606	9,404		11,950

(1)	Includes RSUs that are available to grant from the same pool as options in the 2006 LTIP.

We have also granted options and warrants for various acquisitions. The following table summarizes the number of acquisition related options outstanding as of December 31 (in thousands):

	2006	2005

Athena Neurosciences	—	58
Neurex	7	11
Liposome	109	115
Dura	51	56

Total	167	240

In connection with the acquisition of all the assets and liabilities of NanoSystems, we granted 750,000 warrants to purchase 1,500,000 Ordinary Shares. These warrants were exercisable at $45.00 per share from February 1999 to October 2006 and expired unexercised. In connection with the acquisition of Liposome, we granted warrants to purchase 385,000 Ordinary Shares. These warrants are exercisable at $38.96 from May 2000 to July 2007.

The stock options outstanding, vested and expected to vest and exercisable are summarized as follows:

			Weighted Average	Aggregate
			Remaining	Intrinsic
	No. of Options	WAEP(1)	Contractual Life	Value
	(In thousands)		(In years)	(In millions)

Outstanding at December 31, 2005	26,846	$17.19
Exercised	(3,210)	8.04
Granted	2,700	15.77
Forfeited	(896)	16.66
Expired	(1,250)	31.57

Outstanding at December 31, 2006	24,190	$17.52	6.2	$97.7

Vested and expected to vest at December 31, 2006	23,514	$17.61	6.2	$96.3

Exercisable at December 31, 2006	16,533	$19.04	5.2	$78.9

(1)	Weighted-average exercise price

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between our closing stock price on the last trading day of 2006 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2006. This amount changes based on the fair market value of our stock. The total intrinsic value of options exercised in 2006 was $26.1 million. The total fair value of options vested in 2006 was $34.2 million.

At December 31, 2006, the range of exercise prices and weighted-average remaining contractual life of outstanding and exercisable options were as follows:

	Options Outstanding			Options Exercisable
		Weighted-			Weighted-
		Average			Average
	Options	Remaining		Options	Remaining
Range	Outstanding	Contractual Life	WAEP	Outstanding	Contractual Life	WAEP
	(In thousands)	(In years)		(In thousands)	(In years)

$1.93-$10.00	9,032	6.6	$4.44	6,949	6.3	$3.68
$10.01-$25.00	8,762	7.4	$16.18	3,806	5.8	$16.74
$25.01-$40.00	4,336	3.8	$30.97	3,718	3.1	$31.73
$40.01-$58.60	2,060	4.0	$52.22	2,060	4.0	$52.22

$1.93-$58.60	24,190	6.2	$17.52	16,533	5.2	$19.04

Since we adopted SFAS 123R, equity settled share-based payments made to employees are recognized in the financial statements based on the fair value of the awards measured at the date of grant. We elected to use the graded-vesting attribution method for recognizing share-based compensation expense over the requisite service period for each separately vesting tranche of award as though the awards were, in substance, multiple awards. The fair value of share options is calculated using a binomial option-pricing model and the fair value of options issued under employee equity purchase plans is calculated using the Black-Scholes option-pricing model, taking into account the relevant terms and conditions. The binomial option-pricing model is used to estimate the fair value of our share options because it better reflects the possibility of exercise before the end of the options’ life. The binomial option-pricing model also integrates possible variations in model inputs, such as risk-free interest rates and other inputs, which may change over the life of the options. Options issued under our employee equity purchase plans have relatively short contractual lives, or must be exercised within a short period of time after the vesting date, and the input factors identified above do not apply. Therefore, the Black-Scholes option-pricing model produces a fair value that is substantially the same as a more complex binomial option-pricing model for our employee equity purchase plans. The amount recognized as an expense is adjusted each period to reflect actual and estimated future levels of vesting.

We use the implied volatility for traded options on our stock with remaining maturities of at least one year to determine the expected volatility assumption required in the binomial model. For options granted prior to 2005, we used our historical stock price volatility. The selection of the implied volatility approach was based upon the availability of actively traded options on our stock and our assessment that implied volatility is more representative of future stock price trends than historical volatility. The risk-free interest rate assumption is based upon observed interest rates appropriate for the term of our employee stock options. The dividend yield assumption is based on the history and expectation of dividend payouts.

As share-based compensation expense recognized in the Consolidated Statement of Operations is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience and our estimate of future employee turnover.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The estimated weighted-average grant date fair value of the individual options granted during the years ended December 31, 2006, 2005, and 2004 was $10.45, $5.89 and $12.52, respectively. The fair value of options was estimated using the binomial or Black-Scholes option-pricing model with the following weighted-average assumptions:

	2006	2005	2004

Risk-free interest rate	4.48%	4.00%	3.36%
Expected volatility(1)	72.3%	59.2%	83.9%
Dividend yield	Nil	Nil	Nil
Expected life (years)	— (2)	— (2)	4.3

(1)	The expected volatility for 2006 and 2005 grants was determined based on the implied volatility of traded options on our stock. The expected volatility for 2004 grants was determined based on the historical volatility of our stock price.

(2)	The expected lives of options granted in 2006, as derived from the output of the binomial model, ranged from 5.1 years to 8.1 years (2005: 5.4 years to 8.2 years). The contractual life of the options, which is not later than 10 years from the date of grant, is used as an input into the binomial model.

Restricted Stock Units

In February 2006, we began to grant RSUs to certain employees. The RSUs generally vest between one and four years from the date of grant and shares are issued to employees upon as soon as practicable following vesting. The fair value of services received in return for the RSUs is measured by reference to the fair value of the underlying shares at grant date.

The non-vested RSUs are summarized as follows:

		Weighted-Average
		Grant Date
	No. of RSUs	Fair Value
	(In thousands)

Non-vested at December 31, 2005	—	$—
Granted	1,367	15.90
Vested	—	—
Expired and forfeited	(70)	15.90

Non-vested at December 31, 2006	1,297	$15.90

Employee Equity Purchase Plans

In June 2004, our shareholders approved a qualified Employee Equity Purchase Plan (US Purchase Plan), under Sections 421 and 423 of the Internal Revenue Code (IRC), which became effective on January 1, 2005 for eligible employees based in the United States. The plan allows eligible employees to purchase common stock at 85% of the lower of the fair market value at the beginning of the offering period or the fair market value on the last trading day of the offering period. Purchases are limited to $25,000 per calendar year, 1,000 shares per offering period, and subject to certain IRC restrictions.

The board of directors approved the Irish Sharesave Option Scheme 2004 and UK Sharesave Option Plan 2004, effective January 1, 2005, for employees based in Ireland and the United Kingdom, respectively (the Irish/UK Sharesave Plans). The Irish/UK Sharesave Plans allow eligible employees to purchase at no lower than 85% of the fair market value at the start of the thirty-six month saving period. The plans allow eligible employees to save up to €320 per month under the Irish Scheme or 250 pounds Sterling under the UK Plan and they may purchase shares anytime within six months after the end of the saving period.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In May 2006, our shareholders approved an increase of 1,500,000 shares in the number of shares available to employees to purchase in accordance with the terms of the US Purchase Plan. In total, 3,000,000 shares have been reserved for issuance under the Irish/UK Sharesave Plans and US Purchase Plan combined. In 2006, 394,533 (2005: 542,429) shares were issued under the US Purchase Plan and as of December 31, 2006, 2,006,966 shares (2005: 957,571 shares) were reserved for future issuance under the US Purchase Plan and Irish/UK Sharesave Plans.

The weighted-average fair value of options granted under the US Purchase Plan during the twelve months ended December 31, 2006 was $4.42. The estimated fair values of these options were charged to expense over the respective three-month offering periods. The options issued under the Irish/UK Sharesave Plans were granted in 2005 and the estimated fair values of the options are being expensed over the thirty-six month saving period from the grant date. This is because these plans were considered to be compensatory under SFAS 123 and APB 25 prior to the implementation of SFAS 123R, whereas the US Purchase Plan was non-compensatory under SFAS 123 and APB 25. The fair value per option granted under the Irish/UK Sharesave Plans in 2005 was $11.68. The estimated fair values of options granted under the US Purchase Plan and Irish/UK Sharesave Plans were calculated using the following inputs into the Black-Scholes option-pricing model:

	2006		2005
		Irish/UK	Irish/UK
	US Plan	Plans	Plans

Weighted-average share price	$14.88	—	$26.22
Weighted-average exercise price	$12.65	—	$22.29
Expected volatility(1)	73.3%	—	53.8%
Expected life	3 months	—	37 months
Expected dividend yield	—	—	—
Risk-free rate	4.72%	—	3.21%

(1)	The expected volatility was determined based on the implied volatility of traded options on our stock.

The following information regarding net loss and loss per share was determined as if we had accounted for our employee stock options under the fair value method prescribed by SFAS 123 in the years ended December 31, 2005 and 2004. The resulting effect on net loss and loss per share pursuant to SFAS 123 may not be representative of the effects in future periods, due to subsequent additional option grants and periods of vesting.

	2005	2004
	(In millions, except per share data)

Net loss as reported	$(383.6)	$(394.7)
Add: Intrinsic value method expense	0.1 (1)	1.6 (2)
Deduct: Fair value method expense	(36.2)	(53.4)

Pro-forma net loss	$(419.7)	$(446.5)

Basic and diluted loss per Ordinary Share:(3)
As reported	$(0.93)	$(1.01)
Pro-forma	$(1.01)	$(1.14)

(1)	The intrinsic value method expense in 2005 relates to compensatory employee equity purchase plans.

(2)	The intrinsic value method expense in 2004 relates to modifications to stock options.

(3)	There is no difference, for the periods presented, in weighted-average number of ordinary shares used for basic and diluted net loss per ordinary share as the effect of all dilutive ordinary shares outstanding for each period was anti-dilutive.

For awards granted prior to the adoption of SFAS 123R, we determined the pro-forma share-based compensation expense based on the nominal vesting period of the awards. For awards granted subsequent to

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the adoption of SFAS 123R, we recognize share-based compensation expense over the requisite service period, which is the period from the grant date to the date the employee is eligible to vest in the award, while continuing to reflect compensation expense over the nominal vesting period for awards granted prior to the adoption of SFAS 123R. The share-based compensation expense recognized in 2006 for awards granted prior to the adoption of SFAS 123R, that would have been included in the pro-forma expense for previous periods had the requisite service period guidance in SFAS 123R been applied, was $0.4 million.

As permitted by SFAS 123, we determined the pro-forma share-based compensation expense by assuming all awards will vest, adjusting for actual forfeitures as they occurred. On adoption of SFAS 123R, the impact of estimating forfeitures of awards granted prior to the adoption of SFAS 123R was an additional $1.3 million of the share-based compensation expense in 2006.

Pursuant to SFAS 123R, we recognized total expenses and a corresponding increase in equity of $47.1 million (2005: $Nil) related to the fair value of equity-settled share-based compensation during 2006. The expenses have been recognized in the following line items in the consolidated statement of operations:

2006

Cost of sales	$4.2
Selling, general and administrative expenses	28.8
Research and development expenses	14.1

Total	$47.1

The total equity-settled share-based compensation expense related to non-vested awards not yet recognized, adjusted for estimated forfeitures, is $32.4 million at December 31, 2006. This expense is expected to be recognized over a weighted-average of 1.2 years.

Approved Profit Sharing Scheme

We also operate a profit sharing scheme, as approved by the Irish Revenue Commissioners, which permits employees and executive directors who meet the criteria laid down in the scheme to allocate a portion of their annual bonus to purchase shares. Participants may elect to take their bonus in cash subject to normal income tax deductions or may elect to have the bonus amount (subject to certain limits) paid to the independent trustees of the scheme who use the funds to acquire shares. In addition, participants may voluntarily apply a certain percentage (subject to certain limits) of their gross basic salary towards the purchase of shares in a similar manner. The shares must be held by the trustees for a minimum of two years after which participants may dispose of the shares but will be subject to normal income taxes until the shares have been held for a minimum of three years.

Employee Savings and Retirement Plan 401(K)

We maintain a 401(k) retirement savings plan for our employees based in the United States. Participants in the 401(k) plan may contribute up to 100% of their annual compensation, limited by the maximum amount allowed by the IRC. We match 3% of each participating employee’s annual compensation on a quarterly basis and may contribute additional discretionary matching up to another 3% of the employee’s annual qualified compensation. Our matching contributions are vested immediately. For the year ended December 31, 2006, we recorded $5.5 million (2005: $5.8 million; 2004: $5.1 million), of expense in connection with the matching contributions under the 401(k) plan.

27.	Commitments and Contingencies

As of December 31, 2006, the directors had authorized capital commitments for the purchase of property, plant and equipment of $5.6 million (2005: $7.1 million).

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At December 31, 2006, we had commitments to invest $2.4 million (2005: $2.4 million) in healthcare managed funds.

28.	Litigation

We are involved in legal and administrative proceedings that could have a material adverse effect on us.

Securities and Tysabri matters

Commencing in January 1999, several class actions were filed in the US District Court for the Southern District of California against Dura Pharmaceuticals, Inc. (Dura or defendant), one of our subsidiaries, and various then current or former officers of Dura. The actions, which allege violations of the US federal securities laws, were consolidated and sought damages on behalf of a class of shareholders who purchased Dura common stock during a defined period. On June 6, 2006, the US District Court issued an order granting in part and denying in part our motion to dismiss. On July 21, 2006, the plaintiffs filed an amended complaint seeking to cure their pleading problems. The defendants subsequently filed a motion to dismiss in response to the amended complaint. A hearing on the defendants’ motion was originally scheduled to take place on December 4, 2006. However, by order of the court on November 28, 2006, the court deemed the motion submitted on the papers and determined that no oral argument was necessary. The parties currently await a final ruling on the defendants’ motion.

We and some of our officers and directors have been named as defendants in putative class actions originally filed in the US District Courts for the District of Massachusetts (on March 4 and 14, 2005) and the Southern District of New York (on March 15 and 23, 2005) and the Superior Court of the State of California, County of San Diego (on March 22, 2005). The class action complaints allege claims under the US federal securities laws and state laws and, in the actions originally filed in Massachusetts and New York, seek damages on behalf of a class of shareholders who purchased our stock prior to the announcement of the voluntary suspension of Tysabri on February 28, 2005. The action filed in California as a derivative action, purports to seek damages on our behalf. The complaints allege that we caused the release of materially false or misleading information regarding Tysabri.  The complaints allege that class members were damaged when our stock price fell after we and Biogen Idec announced the voluntary suspension of the commercialization and dosing of Tysabri in response to reports of serious adverse events involving clinical trial patients treated with Tysabri.  The complaints seek damages, reimbursement of costs and other relief that the courts may deem just and proper. On August 4, 2005, the US District Court for the Southern District of New York issued an order consolidating the New York actions. On or about August 29, 2005, the cases originally filed in Massachusetts were transferred to the Southern District of New York. Accordingly, all non-California securities proceedings are now pending in New York.

In the California derivative action, we filed papers on August 8, 2005 demurring to the claims asserted in the complaint and moving to quash service of the complaint on certain of the named, out-of-state directors. To date, the plaintiffs have not responded to our motions. However, we expect that the court will schedule a hearing sometime during 2007.

In March 2005, we received a letter from the SEC stating that the SEC’s Division of Enforcement was conducting an informal inquiry into actions and securities trading relating to Tysabri events. The SEC’s inquiry primarily relates to events surrounding the February 28, 2005 announcement of the decision to voluntarily suspend the marketing and clinical dosing of Tysabri.  We have provided materials to the SEC in connection with the inquiry, but have not received any additional requests for information or interviews relating to the inquiry.

Antitrust matters

In March 2001, Andrx Corporation (Andrx) filed a complaint in the US District Court for the Southern District of Florida alleging that we engaged in anti-competitive activities in an effort to prevent or delay the entry of a generic alternative to Naprelan. We filed a motion to dismiss the complaint and for judgment on the pleadings. In

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

April 2003, the court granted our motion and dismissed Andrx’s complaint with prejudice and without leave to amend. Andrx subsequently appealed this decision. On August 29, 2005, the appellate court upheld the lower court’s ruling, in part, but remanded the matter to the district court to address certain issues. This matter remains pending.

Indirect purchasers of Naprelan have filed three putative class actions in the US District Court for the Eastern District of Pennsylvania against Elan and Skye Pharma, Inc. In September 2002, the cases were consolidated and in October 2002, a consolidated amended class action complaint was filed. The consolidated complaint alleges that we violated the antitrust laws by engaging in sham patent litigation and entering into an unlawful settlement agreement in an effort to prevent or delay the entry of a generic alternative to Naprelan. The damages claimed are unspecified. Other than preliminary document production, the litigation has been stayed and the case placed on the court’s suspense docket pending the outcome of further proceedings in pending related patent infringement litigation between Elan and Andrx.

In 2002 and 2003, ten actions were filed in the US District Courts (seven in the District of Columbia and three in the Southern District of New York) claiming that we (and others) have violated federal and state antitrust laws based on a licensing arrangement between Elan and Biovail Corporation (Biovail) relating to Nifedipine. The complaints seek various forms of remedy, including damages and injunctive relief. The actions have been brought by putative classes of direct purchasers, individual direct purchasers, and putative classes of indirect purchasers. On May 29, 2003, the Judicial Panel for Multidistrict Litigation coordinated and consolidated for pre-trial proceedings all pending cases in the US District Court for the District of Columbia. On September 1, 2004, the Court issued a Memorandum Opinion and Order granting in part and denying in part the defendants’ motions to dismiss. The Court held that none of the claims for injunctive relief had any basis and, accordingly, the Court lacked jurisdiction over the indirect purchaser federal and state claims.

Consequently, the Court granted the motion as it related to the putative class of indirect purchasers and dismissed that consolidated class complaint without prejudice. The Court also dismissed the claims for injunctive relief of the purported direct purchaser plaintiffs. The Court declined to dismiss the damage claims of the purported direct purchaser plaintiffs, ruling that it would be premature to do so without allowing discovery given the Court’s obligation to accept as true all allegations when tested on a motion to dismiss. The parties in the litigation are in the process of completing discovery.

It should be noted that counsel for the putative indirect purchaser class have also commenced an action asserting the same or similar claims under California state law in California state court. The parties have reached an agreement-in-principle on settlement. That agreement is subject to finalization by the parties and to approval by the California state court.

In June 2001, we received a letter from the FTC stating that the FTC was conducting a non-public investigation to determine whether Brightstone Pharma, Inc. (Brightstone), Elan or others may have engaged in an effort to restrain trade by entering into an agreement that may restrict the ability of Brightstone or others to market a bioequivalent or generic version of Naprelan. In October 2001, our counsel met informally with FTC Staff to discuss the matter. No further communication from the FTC was received until December 2002, when we were served with a subpoena from the FTC for the production of documents related to Naprelan. We voluntarily provided documents and witness testimony in response to the subpoena and continue to cooperate with the FTC relating to this investigation.

Other matters

In January 2006, our subsidiary, EPI received a letter and subpoena from the US Department of Justice and the US Department of Health and Human Services asking for documents and materials primarily related to marketing practices concerning our former Zonegran product. In April 2004, we completed the sale of our interests in Zonegran in North America and Europe to Eisai. We are cooperating with the government in its investigation. The

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

resolution of this Zonegran matter could require Elan to pay substantial fines and to take other actions that could have a material adverse effect on Elan. In April 2006, Eisai delivered to Elan a notice making a contractual claim for indemnification in connection with a similar subpoena received by Eisai.

29.	Related Parties

Mr. John Groom

Mr. Groom, a former director of Elan, had a consultancy agreement with us. Effective July 1, 2003, the consultancy agreement was cancelled and we entered into a pension agreement of $0.2 million per year payable until May 16, 2008. Mr. Groom received $0.2 million per year under this pension agreement in 2006, 2005 and 2004. On May 26, 2005, Mr. Groom retired from the board of Elan.

Mr. Donal Geaney

On June 13, 2005, we agreed to settle an action taken in the Irish High Court by the late Mr. Geaney, former Chairman of the Company who resigned on July 9, 2002. The action related to the agreement for the exercise of share options granted to Mr. Geaney during his employment with Elan. The settlement, with no admission of liability on the part of Elan, was for a sum of 3.5 million Euros ($4.4 million), plus an agreed sum of legal fees.

Dr. Lars Ekman

Dr. Ekman was appointed to our Board of Directors on May 26, 2005. Dr. Ekman had a forgivable loan from Elan which amounted to $240,000 at May 26, 2005. This loan was fully forgiven at the end of December 2005.

Dr. Garo Armen

In relation to Dr. Armen’s retirement from the board on May 25, 2006, we agreed to vest on his retirement 25,000 options that would otherwise have expired unvested on his retirement date, and extended the exercise term of 50,000 options from ninety days to one year post-retirement.

Dr. Dennis Selkoe

On July 1, 2006, EPI entered into a consultancy agreement with Dr. Selkoe whereby Dr. Selkoe agreed to provide consultant services with respect to the treatment and/or prevention of neurodegenerative and autoimmune diseases. We will pay Dr. Selkoe a fee of $12,500 per quarter. The agreement is effective for three years unless terminated by either party upon thirty days written notice and supersedes all prior consulting agreements between Dr. Selkoe, and Elan. Prior thereto, Dr. Selkoe was party to various consultancy agreements with EPI and Athena Neurosciences, Inc. Under the consultancy agreements, Dr. Selkoe received $50,000 in 2006 and $25,000 in 2005.

30.	Development and Marketing Collaboration Agreement with Biogen Idec

In August 2000, we entered into a development and marketing collaboration agreement with Biogen Idec, successor to Biogen, Inc., to collaborate in the development and commercialization of Tysabri for multiple sclerosis (MS) and Crohn’s disease (CD), with Biogen Idec acting as the lead party for MS and Elan acting as the lead party for CD.

In November 2004, Tysabri received regulatory approval in the United States for the treatment of relapsing forms of MS. In February 2005, Elan and Biogen Idec voluntarily suspended the commercialization and dosing in clinical trials of Tysabri. This decision was based on reports of two serious adverse events, one of which was fatal, in patients treated with Tysabri in combination with Avonex in clinical trials. These events involved two cases of progressive multifocal leukoencephalopathy (PML), a rare and potentially fatal, demyelinating disease of the central nervous system. Both patients received more than two years of Tysabri therapy in combination with Avonex.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In March 2005, the companies announced that their ongoing safety evaluation of Tysabri led to a previously diagnosed case of malignant astrocytoma being reassessed as PML, in a patient in an open label CD clinical trial. The patient had received eight doses of Tysabri over an 18-month period. The patient died in December 2003.

A comprehensive safety evaluation of more than 3,000 Tysabri patients was performed in collaboration with leading experts in PML and neurology. The results of the safety evaluation yielded no new confirmed cases of PML beyond the three previously reported.

In September 2005, Elan and Biogen Idec submitted to the FDA a supplemental Biologics License Application for Tysabri, which the FDA subsequently designated for Priority Review. On March 7-8, 2006, the PCNS Advisory Committee reviewed and voted unanimously to recommend that Tysabri be reintroduced as a treatment for relapsing forms of MS.

In June 2006, the FDA approved the re-introduction of Tysabri for the treatment of relapsing forms of MS. Approval for the marketing of Tysabri in the European Union was also received in June 2006 and, in October 2006, approval was received for the marketing of Tysabri in Canada. The distribution of Tysabri in both the United States and the European Union commenced in July 2006. Global in-market net sales of Tysabri in 2006 were $38.1 million, consisting of $28.2 million in the United States and $9.9 million in the European Union.

Tysabri was developed and is now being marketed in collaboration with Biogen Idec. In general, subject to certain limitations imposed by the parties, we share with Biogen Idec most development and commercialization costs. Biogen Idec is responsible for manufacturing the product. In the United States, we purchase Tysabri from Biogen Idec and are responsible for distribution. Consequently, we record as revenue the net sales of Tysabri in the US market. We purchase product from Biogen Idec as required at a price, which includes the cost of manufacturing, plus Biogen Idec’s gross profit on Tysabri and this cost, together with royalties payable to other third parties, is included in cost of sales. During 2006, we recorded net sales of $28.2 million (2005: $11.0 million) in the US market.

In the EU market, Biogen Idec is responsible for distribution and we record as revenue our share of the profit or loss on EU sales of Tysabri, plus our directly-incurred expenses on these sales. In 2006, we recorded negative revenue of $10.7 million (2005: $Nil).

At December 31, 2006, we owed Biogen Idec $42.9 million (2005: $21.4 million).

Under our collaboration agreement with Biogen Idec, if global in-market net sales of Tysabri are, on average, for four calendar quarters, in excess of $125 million per calendar quarter, then we may elect to make a milestone payment to Biogen Idec of $75 million in order to maintain our percentage share of Tysabri at approximately 50% for annual global in-market net sales of Tysabri that are in excess of $700 million. Additionally, if we have made this first milestone payment, then we may elect to pay a further $50 million milestone to Biogen Idec if global in-market net sales of Tysabri are, on average, for four calendar quarters, in excess of $200 million per calendar quarter, in order to maintain our percentage share of Tysabri at approximately 50% for annual global in-market net sales of Tysabri that are in excess of $1.1 billion. Should we elect not to make the first milestone payment of $75 million, then our percentage share of Tysabri will be reduced to approximately 35% for annual global in-market net sales of Tysabri exceeding $700 million. If we elect to make the first milestone payment, but not the second milestone payment, then our percentage share of Tysabri will be reduced to approximately 35% for annual global in-market net sales of Tysabri exceeding $1.1 billion.

31. Segment Information

Our operations are organized into two business units: Biopharmaceuticals and EDT. Biopharmaceuticals engages in research, development and commercial activities and includes our activities in the areas of autoimmune diseases, neurodegenerative diseases and our specialty business group. EDT focuses on product development, scale-up and manufacturing to address drug optimization challenges of the pharmaceutical industry.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Revenue by region (by destination of customers)

	2006	2005	2004
	(In millions)

Region:
Ireland	$65.3	$71.9	$17.2
United States	432.8	370.1	401.3
Rest of World	62.3	48.3	63.2

Total revenue	$560.4	$490.3	$481.7

Distribution of operating (loss)/income by region

	2006	2005	2004
	(In millions)

Ireland	$(241.7)	$(116.4)	$(191.7)
United States	72.8	(49.5)	(42.8)
Rest of World	2.5	(32.6)	(67.6)

Total operating loss	$(166.4)	$(198.5)	$(302.1)

Total assets by region

	2006	2005
	(In millions)

Ireland	$1,245.2	$627.7
United States	994.9	932.0
Bermuda	337.9	729.9
Rest of World	168.3	51.3

Total assets	$2,746.3	$2,340.9

Property, plant and equipment by region

	2006	2005
	(In millions)

Ireland	$244.9	$250.6
United States	103.2	102.6
Bermuda	0.1	0.1
Rest of World	0.8	0.3

Total property, plant and equipment	$349.0	$353.6

Major customers

The following three customers each contributed 10% or more of our total revenue for 2006, 2005 and 2004:

	2006	2005	2004

AmerisourceBergen	18%	15%	15%
Cardinal Health	16%	15%	14%
McKesson Corporation	11%	11%	15%

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

No other customer accounted for more than 10% of our total revenue in 2006, 2005 or 2004.

Revenue analysis by segment

	Biopharmaceuticals			EDT			Total
	2006	2005	2004	2006	2005	2004	2006	2005	2004
	(In millions)			(In millions)			(In millions)

Product revenue:
Marketed products: Tysabri — US	$28.2	$11.0	$6.4	$—	$—	$—	$28.2	$11.0	$6.4
Tysabri — EU	(10.7)	—	—	—	—	—	(10.7)	—	—
Maxipime	159.9	140.3	117.5	—	—	—	159.9	140.3	117.5
Azactam	77.9	57.7	50.6	—	—	—	77.9	57.7	50.6
Prialt	12.1	6.3	—	—	—	—	12.1	6.3	—

Total revenue from marketed products	267.4	215.3	174.5	—	—	—	267.4	215.3	174.5
Manufacturing revenue and royalties	—	—	—	234.8	207.1	130.9	234.8	207.1	130.9
Amortized revenue-Adalat/Avinza	—	—	—	30.7	34.0	34.0	30.7	34.0	34.0

Total product revenue from core business	267.4	215.3	174.5	265.5	241.1	164.9	532.9	456.4	339.4

Revenue from divested products: European business	—	—	10.5	—	—	—	—	—	10.5
Zonegran	—	—	41.2	—	—	—	—	—	41.2
Other	—	1.7	13.3	—	—	—	—	—	—

Total revenue from divested products	—	1.7	65.0	—	—	—	—	1.7	65.0

Total product revenue	267.4	217.0	239.5	265.5	241.1	164.9	532.9	458.1	404.4

Contract revenue:
Amortized fees	8.4	12.1	13.4	4.3	4.3	4.2	12.7	16.4	17.6
Research revenues/milestones	—	—	6.9	14.8	15.8	52.8	14.8	15.8	59.7

Total contract revenue	8.4	12.1	20.3	19.1	20.1	57.0	27.5	32.2	77.3

Total revenue	$275.8	$229.1	$259.8	$284.6	$261.2	$221.9	$560.4	$490.3	$481.7

Analysis by segment

	Biopharmaceuticals			EDT			Total
	2006	2005	2004	2006	2005	2004	2006	2005	2004
	(In millions)			(In millions)			(In millions)

Revenue	$275.8	$229.1	$259.8	$284.6	$261.2	$221.9	$560.4	$490.3	$481.7
Net gain on sale of products and businesses	$43.1	$103.1	$41.2	$—	$0.3	$3.0	$43.1	$103.4	$44.2
Depreciation and amortization (i)	$83.3	$86.6	$77.1	$50.2	$42.3	$45.3	$133.5	$128.9	$122.4
Other net (gains)/charges (ii)	$26.3	$5.6	$0.2	$(47.2)	$—	$1.3	$(20.9)	$5.6	$1.5
Operating income/(loss) (iii)	$(235.6)	$(245.4)	$(282.6)	$69.1	$47.6	$43.6	$(166.5)	$(197.8)	$(239.0)
Capital expenditures (iv)	$11.2	$7.1	$17.1	$23.2	$40.2	$41.8	$34.4	$47.3	$58.9

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(i) Reconciliation of depreciation & amortization (in millions):

	2006	2005	2004

Segmental depreciation and amortization from continuing operations(1)	$133.5	$128.9	$122.4
Corporate depreciation and amortization from continuing operations	2.1	1.8	1.2

	$135.6	$130.7	$123.6

(1)	During 2006, we incurred segmental depreciation and amortization from discontinued operations of $Nil (2005: $Nil; 2004: $1.2 million).

(ii) Reconciliation of other net (gains)/charges (in millions):

	2006	2005	2004

Segmental net other (gains)/charges	$(20.9)	$5.6	$1.5
Corporate net other (gains)/charges	0.6	(1.2)	58.3

Other net (gains)/charges	$(20.3)	$4.4	$59.8

Corporate other charges relate primarily to a litigation settlement, severance, relocation and exit costs in 2006 and 2005, and litigation provisions and costs for the SEC investigation and shareholder class action lawsuits in 2004.

(iii) Reconciliation of operating loss (in millions):

	2006	2005	2004

Segmental operating loss	$(166.5)	$(197.8)	$(239.0)
Corporate expense	(0.1)	0.7	63.1

Operating loss(v)	$(166.4)	$(198.5)	$(302.1)

Segmental operating income/(loss) is shown after allocation of central administrative and other costs. Corporate expense/(credit) relates primarily to a patent litigation settlement, severance, relocation and exit costs in 2006 and 2005, and litigation provisions and costs for the settlements of the SEC investigation and shareholder class action lawsuits in 2004.

(iv) Reconciliation of capital expenditures (in millions):

	2006	2005	2004

Segmental capital expenditures	$34.4	$47.3	$58.9
Corporate capital expenditures	1.2	1.7	6.2

	$35.6	$49.0	$65.1

(v) Reconciliation of operating loss to net loss (in millions):

	2006	2005	2004

Operating loss	$(166.4)	$(198.5)	$(302.1)
Net interest and investment losses	109.9	184.7	113.3
Provision for/(benefit from) income taxes	(9.0)	1.0	(1.7)
Net income from discontinued operations	—	0.6	19.0

Net loss	$(267.3)	$(383.6)	$(394.7)

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Goodwill

	2006	2005

Biopharmaceuticals	$218.3	$218.3
EDT	49.7	49.7

Total goodwill	$268.0	$268.0

Total assets

	2006	2005

Biopharmaceutical assets	$1,125.6	$1,055.7
EDT assets	642.3	607.1
Corporate assets	978.4	678.1

Total assets	$2,746.3	$2,340.9

Corporate assets relate primarily to cash and cash equivalents, restricted cash, and investment securities.

32. Supplemental Guarantor Information

As part of the offering and sale of the $850.0 million in aggregate principal amount of 7.75% Notes due November 15, 2011 and the $300.0 million Floating Rate Notes due November 15, 2011, Elan Corporation, plc and certain of its subsidiaries have guaranteed the 7.75% Notes and the Floating Rate Notes due 2011. Substantially equivalent guarantees have also been given to the holders of the Athena Notes and the 8.875% Notes and the Floating Rate Notes due in 2013, which were issued in November 2006.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Presented below is consolidated information for Elan Finance plc, the issuer of the debt, Elan Corporation, plc, the parent guarantor of the debt, the guarantor subsidiaries of Elan Corporation, plc, listed below, and the non-guarantor subsidiaries of Elan Corporation, plc. All of the subsidiary guarantors are wholly owned subsidiaries of Elan Corporation, plc.

Elan Corporation, plc

Condensed Consolidating Statements of Operations
For the Year Ended December 31, 2006

	Elan				Non-
	Finance,	Athena	Parent	Guarantor	Guarantor	Elimination
	plc	Finance	Company	Subsidiaries	Subsidiaries	Adjustments	Consolidated
	(In millions)

Revenue	$—	$—	$65.9	$736.5	$1.6	$(243.6)	$560.4

Operating expenses:
Cost of sales	—	—	11.6	219.6	—	(20.0)	211.2
Selling, general and administrative expenses	—	—	47.2	409.1	0.1	(93.3)	363.1
Research and development expenses	—	—	11.0	362.6	1.6	(159.3)	215.9
Net gain on sale of products and businesses	—	—	—	(43.1)	—	—	(43.1)
Other net (gains)/charges	—	—	(59.6)	32.3	(0.2)	7.2	(20.3)

Total operating expenses	—	—	10.2	980.5	1.5	(265.4)	726.8

Operating income/(loss)	—	—	55.7	(244.0)	0.1	21.8	(166.4)
Net interest and investment (gains)/losses	1.3	—	31.3	93.5	(1.1)	(15.1)	109.9

Income/(loss) from continuing operations before provision for/(benefit from) income taxes	(1.3)	—	24.4	(337.5)	1.2	36.9	(276.3)
Provision for/(benefit from) income taxes	(2.8)	—	0.1	3.4	0.1	(9.8)	(9.0)

Net income/(loss)	$1.5	$—	$24.3	$(340.9)	$1.1	$46.7	$(267.3)

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Elan Corporation, plc

Condensed Consolidating Statements of Operations
For the Year Ended December 31, 2005

	Elan				Non-
	Finance,	Athena	Parent	Guarantor	Guarantor	Elimination
	plc	Finance	Company	Subsidiaries	Subsidiaries	Adjustments	Consolidated
	(In millions)

Revenue	$—	$—	$71.8	$679.5	$7.3	$(268.3)	$490.3

Operating expenses:
Cost of sales	—	—	8.6	287.8	—	(100.3)	196.1
Selling, general and administrative expenses	—	—	29.9	343.4	6.0	(20.9)	358.4
Research and development expenses	—	—	6.4	386.6	1.4	(161.1)	233.3
Net gain on sale of products and businesses	—	—	(0.7)	(102.7)	—	—	(103.4)
Other net (gains)/charges	—	—	—	(31.6)	2.5	33.5	4.4

Total operating expenses	—	—	44.2	883.5	9.9	(248.8)	688.8

Operating income/(loss)	—	—	27.6	(204.0)	(2.6)	(19.5)	(198.5)
Net interest and investment (gains)/losses	6.0	—	83.2	170.7	(67.8)	(7.4)	184.7

Income/(loss) from continuing operations before provision for/(benefit from) income taxes	(6.0)	—	(55.6)	(374.7)	65.2	(12.1)	(383.2)
Provision for/(benefit from) income taxes	—	—	—	1.9	—	(0.9)	1.0

Net income/(loss) from continuing operations	(6.0)	—	(55.6)	(376.6)	65.2	(11.2)	(384.2)
Net income from discontinued operations (net of tax)	—	—	—	0.5	0.1	—	0.6

Net income/(loss)	$(6.0)	$—	$(55.6)	$(376.1)	$65.3	$(11.2)	$(383.6)

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Elan Corporation, plc

Condensed Consolidating Statements of Operations
For the Year Ended December 31, 2004

	Elan				Non-
	Finance,	Athena	Parent	Guarantor	Guarantor	Elimination
	plc	Finance	Company	Subsidiaries	Subsidiaries	Adjustments	Consolidated
	(In millions)

Revenue	$—	$—	$73.6	$624.0	$3.8	$(219.7)	$481.7

Operating expenses:
Cost of sales	—	—	8.3	192.1	1.7	(28.5)	173.6
Selling, general and administrative expenses	—	—	34.8	297.3	3.6	1.6	337.3
Research and development expenses	—	—	14.7	425.1	0.2	(182.7)	257.3
Net (gain)/loss on sale of products and businesses	—	—	—	14.1	—	(58.3)	(44.2)
Other net (gains)/charges	—	—	72.1	(3.0)	0.1	(9.4)	59.8

Total operating expenses	—	—	129.9	925.6	5.6	(277.3)	783.8

Operating income/(loss)	—	—	(56.3)	(301.6)	(1.8)	57.6	(302.1)
Net interest and investment (gains)/losses	3.9	—	77.4	73.4	(33.0)	(8.4)	113.3

Income/(loss) from continuing operations before provision for/(benefit from) income taxes	(3.9)	—	(133.7)	(375.0)	31.2	66.0	(415.4)
Provision for/(benefit from) income taxes	—	—	—	(2.2)	0.1	0.4	(1.7)

Net income/(loss) from continuing operations	(3.9)	—	(133.7)	(372.8)	31.1	65.6	(413.7)
Net income/(loss) from discontinued operations (net of tax)	—	—	—	19.1	(0.1)	—	19.0

Net income/(loss)	$(3.9)	$—	$(133.7)	$(353.7)	$31.0	$65.6	$(394.7)

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Elan Corporation, plc

Condensed Consolidating Balance Sheets
As of December 31, 2006

	Elan				Non-
	Finance,	Athena	Parent	Guarantor	Guarantor	Elimination
	plc	Finance	Company	Subsidiaries	Subsidiaries	Adjustments	Consolidated
	(In millions)

ASSETS
Current Assets:
Cash and cash equivalents	$612.5	$—	$5.2	$890.7	$2.2	$—	$1,510.6
Restricted cash	—	—	—	23.2	—	—	23.2
Accounts receivable, net	—	—	0.1	107.3	—	—	107.4
Investment securities — current	—	—	—	6.8	—	4.4	11.2
Inventory	—	—	—	26.0	—	3.2	29.2
Intercompany receivables	12.4	666.7	35.7	1,036.6	0.3	(1,751.7)	—
Prepaid and other current assets	2.8	—	14.5	68.8	0.2	(11.6)	74.7

Total current assets	627.7	666.7	55.5	2,159.4	2.7	(1,755.7)	1,756.3
Property, plant and equipment, net	—	—	—	349.0	—	—	349.0
Goodwill and other intangible assets, net	—	—	—	428.7	—	147.2	575.9
Investment securities — non-current	—	—	—	10.6	—	(1.4)	9.2
Investments in subsidiaries	—	—	933.3	9,533.8	—	(10,467.1)	—
Intercompany receivables	1,116.4	—	1,071.5	5,902.0	—	(8,089.9)	—
Other assets	31.2	1.4	—	23.5	—	(0.2)	55.9

Total assets	1,775.3	668.1	2,060.3	18,407.0	2.7	(20,167.1)	2,746.3

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	—	—	—	46.1	—	—	46.1
Accrued and other current liabilities	18.2	15.8	5.1	142.3	0.4	(2.0)	179.8
Current portion of long term debts	—	613.2	—	—	—	—	613.2
Deferred revenue	—	—	—	6.6	—	5.8	12.4
Intercompany payables	0.5	39.1	907.5	1,633.5	—	(2,580.6)	—

Total current liabilities	18.7	668.1	912.6	1,828.5	0.4	(2,576.8)	851.5
Long term and convertible debts	1,765.0	—	—	—	—	—	1,765.0
Deferred revenue	—	—	—	1.3	—	2.4	3.7
Intercompany payables	—	—	171.0	12,279.2	4.5	(12,454.7)	—
Other liabilities	—	—	—	37.8	—	3.2	41.0

Total liabilities	1,783.7	668.1	1,083.6	14,146.8	4.9	(15,025.9)	2,661.2
Shareholders’ equity	(8.4)	—	976.7	4,260.2	(2.2)	(5,141.2)	85.1

Total liabilities and shareholders’ equity	$1,775.3	$668.1	$2,060.3	$18,407.0	$2.7	$(20,167.1)	$2,746.3

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Elan Corporation, plc

Condensed Consolidating Balance Sheets
As of December 31, 2005

	Elan				Non-
	Finance,	Athena	Parent	Guarantor	Guarantor	Elimination
	plc	Finance	Company	Subsidiaries	Subsidiaries	Adjustments	Consolidated
	(In millions)

ASSETS
Current Assets:
Cash and cash equivalents	$1.2	$—	$25.5	$1,051.5	$2.5	$—	$1,080.7
Restricted cash	—	—	—	24.9	—	—	24.9
Accounts receivable, net	—	—	4.5	77.3	—	—	81.8
Investment securities — current	—	—	—	13.6	—	(3.6)	10.0
Inventory	—	—	—	23.3	—	(0.1)	23.2
Held for sale assets	—	—	—	—	—	11.2	11.2
Intercompany receivables	11.1	16.7	0.1	618.1	1.1	(647.1)	—
Prepaid and other current assets	—	—	0.6	34.8	0.6	(13.0)	23.0

Total current assets	12.3	16.7	30.7	1,843.5	4.2	(652.6)	1,254.8
Property, plant and equipment, net	—	—	—	353.6	—	—	353.6
Goodwill and other intangible assets, net	—	—	57.6	341.9	—	266.0	665.5
Investment securities — non-current	—	—	—	16.8	—	(3.7)	13.1
Investments in subsidiaries	—	—	887.6	9,423.9	—	(10,311.5)	—
Intercompany receivables	1,116.4	650.0	1,135.2	6,096.4	4.0	(9,002.0)	—
Other assets	23.1	2.0	0.1	25.9	—	2.8	53.9

Total assets	1,151.8	668.7	2,111.2	18,102.0	8.2	(19,701.0)	2,340.9

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	—	—	(0.1)	31.5	—	0.1	31.5
Accrued and other current liabilities	11.5	15.7	7.9	70.3	1.4	65.2	172.0
Deferred revenue	—	—	30.7	2.5	—	9.9	43.1
Intercompany payables	0.2	1.0	905.3	158.3	1.6	(1,066.4)	—

Total current liabilities	11.7	16.7	943.8	262.6	3.0	(991.2)	246.6
Long term and convertible debt	1,150.0	613.2	—	254.0	—	—	2,017.2
Deferred revenue	—	2.0	4.5	1.5	—	9.0	17.0
Intercompany payables	—	36.8	543.6	13,194.8	4.5	(13,779.7)	—
Other liabilities	—	—	10.3	80.4	—	(47.5)	43.2

Total liabilities	1,161.7	668.7	1,502.2	13,793.3	7.5	(14,809.4)	2,324.0
Shareholders’ equity	(9.9)	—	609.0	4,308.7	0.7	(4,891.6)	16.9

Total liabilities and shareholders’ equity	$1,151.8	$668.7	$2,111.2	$18,102.0	$8.2	$(19,701.0)	$2,340.9

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Elan Corporation, plc

Condensed Consolidating Statement of Cash Flows
For the Year Ended December 31, 2006

	Elan				Non-
	Finance,	Athena	Parent	Guarantor	Guarantor
	plc	Finance	Company	Subsidiaries	Subsidiaries	Elimination	Consolidated
	(In millions)

Cash flows from operating activities:
Net cash provided by/(used in) operating activities	$8.4	$—	$(50.7)	$(196.1)	$(0.3)	$—	$(238.7)
Cash flows from investing activities:
Proceeds from disposal of property, plant and equipment	—	—	—	0.6	—	—	0.6
Purchase of property, plant and equipment	—	—	—	(31.5)	—	—	(31.5)
Purchase of investment securities	—	—	—	(0.2)	—	—	(0.2)
Sale and maturity of non-current investment securities	—	—	—	13.2	—	—	13.2
Sale and maturity of current investment securities	—	—	—	0.9	—	—	0.9
Purchase of intangible assets	—	—	—	(2.5)	—	—	(2.5)
Proceeds from product and business disposals	—	—	—	54.2	—	—	54.2

Net cash provided by investing activities	—	—	—	34.7	—	—	34.7

Cash flows from financing activities:
Proceeds from employee stock issuances	—	—	29.8	—	—	—	29.8
Repayment of loans and capital lease obligations	—	—	(1.2)	(4.5)	—	—	(5.7)
Net proceeds from debt issuance	602.8	—	—	—	—	—	602.8
Excess tax benefit from share-based compensation	—	—	2.0	—	—	—	2.0
Proceeds from government grants	—	—	—	0.4	—	—	0.4

Net cash provided by/(used in) financing activities	602.8	—	30.6	(4.1)	—	—	629.3

Effect of exchange rate changes on cash	—	—	—	4.6	—	—	4.6

Net increase/(decrease) in cash and cash equivalents	611.2	—	(20.1)	(160.9)	(0.3)	—	429.9
Cash and cash equivalents at beginning of year	1.2	—	25.5	1,051.5	2.5	—	1,080.7

Cash and cash equivalents at end of year	$612.4	$—	$5.4	$890.6	$2.2	$—	$1,510.6

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Elan Corporation, plc

Condensed Consolidating Statement of Cash Flows
For the Year Ended December 31, 2005

	Elan				Non-
	Finance,	Athena	Parent	Guarantor	Guarantor
	plc	Finance	Company	Subsidiaries	Subsidiaries	Elimination	Consolidated
	(In millions)

Cash flows from operating activities:
Net cash provided by/(used in) operating activities	$(8.3)	$33.3	$(35.6)	$(307.9)	$34.4	$0.6	$(283.5)
Cash flows from investing activities:
Proceeds from disposal of property, plant and equipment	—	—	—	0.6	—	—	0.6
Purchase of property, plant and equipment	—	—	—	(50.1)	—	—	(50.1)
Purchase of investment securities	—	—	—	(0.4)	—	—	(0.4)
Sale and maturity of non-current investment securities	—	—	—	44.4	1.2	—	45.6
Sale and maturity of current investment securities	—	—	—	17.1	—	—	17.1
Purchase of intangible assets	—	—	—	(0.7)	—	—	(0.7)
Proceeds from product and business disposals	—	—	—	108.8	—	—	108.8

Net cash provided by investing activities	—	—	—	119.7	1.2	—	120.9

Cash flows from financing activities:
Proceeds from employee stock issuances	—	—	23.8	—	—	—	23.8
Repayment of EPIL III Notes	—	—	—	—	(39.0)	—	(39.0)
Repayment of loans and capital lease obligations	—	(33.3)	(1.3)	(53.2)	—	—	(87.8)
Net payments for debt issuance	(0.7)	—	—	—	—	—	(0.7)
Proceeds from government grants	—	—	—	4.0	—	—	4.0

Net cash provided by/(used in) financing activities	(0.7)	(33.3)	22.5	(49.2)	(39.0)	—	(99.7)

Effect of exchange rate changes on cash	—	—	—	(4.6)	—	—	(4.6)

Net increase/(decrease) in cash and cash equivalents	(9.0)	—	(13.1)	(242.0)	(3.4)	0.6	(266.9)
Cash and cash equivalents at beginning of year	10.2	—	38.6	1,293.5	5.9	(0.6)	1,347.6

Cash and cash equivalents at end of year	$1.2	$—	$25.5	$1,051.5	$2.5	$—	$1,080.7

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Elan Corporation, plc

Condensed Consolidating Statement of Cash Flows
For the Year Ended December 31, 2004

	Elan				Non-
	Finance,	Athena	Parent	Guarantor	Guarantor
	plc	Finance	Company	Subsidiaries	Subsidiaries	Elimination	Consolidated
	(In millions)

Cash flows from operating activities:
Net cash provided by/(used in) operating activities	$(1,114.9)	$—	$(16.0)	$962.5	$158.6	$(338.1)	$(347.9)

Cash flows from investing activities:
Proceeds from disposal of property, plant and equipment	—	—	—	44.2	—	—	44.2
Purchase of property, plant and equipment	—	—	—	(56.9)	(1.0)	—	(57.9)
Purchase of investment securities	—	—	—	(1.4)	—	—	(1.4)
Sale and maturity of non-current investment securities	—	—	—	76.6	—	—	76.6
Sale and maturity of current investment securities	—	—	—	210.0	(31.1)	—	178.9
Purchase of intangible assets	—	—	—	(41.1)	—	—	(41.1)
Proceeds from disposal of intangible assets	—	—	—	0.3	—	—	0.3
Proceeds from product and business disposals	—	—	—	274.6	—	—	274.6

Net cash provided by/(used in) investing activities	—	—	—	506.3	(32.1)	—	474.2

Cash flows from financing activities:
Proceeds from employee stock issuances	—	—	70.6	—	—	—	70.6
Payment under EPIL II guarantee	—	—	—	(391.8)	—	—	(391.8)
Repayment of EPIL III Notes	—	—	—	(351.0)	—	—	(351.0)
Repayment of loans and capital lease obligations	—	—	—	(11.4)	—	—	(11.4)
Net proceeds from debt issuance	1,125.1	—	—	—	—	—	1,125.1
Intercompany investments	—	—	(37.7)	(159.6)	(140.2)	337.5	—

Net cash provided by/(used in) financing activities	1,125.1	—	32.9	(913.8)	(140.2)	337.5	441.5

Effect of exchange rate changes on cash	—	—	—	1.6	—	—	1.6

Net increase/(decrease) in cash and cash equivalents	10.2	—	16.9	556.6	(13.7)	(0.6)	569.4
Cash and cash equivalents at beginning of year	—	—	21.7	736.9	19.6	—	778.2

Cash and cash equivalents at end of year	$10.2	$—	$38.6	$1,293.5	$5.9	$(0.6)	$1,347.6

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

33. Recently Issued Accounting Pronouncements

In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial and Financial Liabilities,” (SFAS 159), which is effective as of the beginning of fiscal years beginning after November 15, 2007. SFAS 159 provides companies with the option to measure specified financial instruments and warranty and insurance contracts at fair value on a contract-by-contract basis, with changes in fair value recognized in earnings each reporting period. We are currently evaluating the provisions of SFAS 159, however we do not expect that its adoption will have a material impact on our financial position or results of operations.

In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements,” (SFAS 157), which is effective for financial statements issued for fiscal years beginning after November 15, 2007. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. We do not expect that the adoption of SFAS 157 will have a material impact on our financial position or results from operations.

In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” (FIN 48), which is effective for fiscal years beginning after December 15, 2006. FIN 48 applies to all tax positions related to income taxes subject to Statement No. 109, Accounting for Income Taxes. Under FIN 48, a company would recognize the benefit from a tax position only if it is more-likely-than-not that the position would be sustained upon audit based solely on the technical merits of the tax position. FIN 48 clarifies how a company would measure the income tax benefits from the tax positions that are recognized, provides guidance as to the timing of the derecognition of previously recognized tax benefits and describes the methods for classifying and disclosing the liabilities within the financial statements for any unrecognized tax benefits. FIN 48 also addresses when a company should record interest and penalties related to tax positions and how the interest and penalties may be classified within the income statement and presented in the balance sheet. We do not expect that the adoption of FIN 48 will have a material impact on our financial position or results from operations.

In September 2006, the FASB issued Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — An Amendment of FASB No. 87, 88, 106 and 132®,” (SFAS 158). SFAS 158 requires that the funded status of defined benefit postretirement plans be recognized on the company’s balance sheet, and changes in the funded status be reflected in comprehensive income, effective fiscal years ending after December 15, 2006. The standard also requires companies to measure the funded status of the plan as of the date of its fiscal year-end, effective for fiscal years ending after December 15, 2008. We adopted SFAS as of December 31, 2006. See Note 26 to the Consolidated Financial Statements for additional details.

In September 2006, the SEC issued SAB No. 108, “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements,” (SAB 108) which provides interpretive guidance on how registrants should quantify financial statement misstatements. Under SAB 108 registrants are required to consider both a “rollover” method which focuses primarily on the income statement impact of misstatements and the “iron curtain” method which focuses primarily on the balance sheet impact of misstatements. The transition provisions of SAB 108 permit a registrant to adjust retained earnings for the cumulative effect of immaterial errors relating to prior years. We were required to adopt SAB 108 in our current fiscal year. There were no historical uncorrected differences that required correction upon adoption of SAB 108 and consequently there were no changes made to the opening retained earnings balance.

In May 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections,” (SFAS 154), which changes the requirements for the accounting for and reporting of a change in accounting principle. Previously, most voluntary changes in accounting principles required recognition via a cumulative effect adjustment within net income of the period of the change. SFAS 154 requires retrospective application to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. However, SFAS 154 does not change the transition provisions of any existing accounting pronouncements. The provisions were effective for Elan beginning in the first quarter of fiscal year 2006.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

34. Post Balance Sheet Events

In December 2006, Elan issued an early redemption notice for the Athena Notes, which were due in February 2008. In January 2007, the remaining aggregate principal amount of $613.2 million of the Athena Notes was redeemed and the related $300.0 million of interest rate swaps were cancelled. As a result, Elan will record a net charge on debt retirement of approximately $20 million in 2007. As of December 31, 2006, the $613.2 million of aggregate principal amount for the Athena Notes were classified as current liabilities.

Item 19.	Exhibits.

Exhibit
Number		Description

1.1		Memorandum and Articles of Association of Elan Corporation, plc (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form S-8 of Elan Corporation, plc (SEC File No. 333-135185) filed with the Commission on June 21, 2006).
2	(b)(1)	Indenture dated as of November 16, 2004, among Elan Finance public limited company, Elan Finance Corp., Elan Corporation, plc, the Subsidiary Note Guarantors party thereto and The Bank of New York, as Trustee (incorporated by reference to Exhibit 99.2 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc (SEC File No. 001-13896) filed with the Commission on November 19, 2004).
2	(b)(2)	Indenture dated as of November 22, 2006, among Elan Finance public limited company, Elan Finance Corp., Elan Corporation, plc, the Subsidiary Note Guarantors party thereto and The Bank of New York, as Trustee.
2	(b)(3)	Registration Rights Agreement, dated November 22, 2006, among Elan Finance Public Limited Company, Elan Finance Corp., Elan Corporation, plc, certain Subsidiary Guarantors and Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated and J& E Davy.
2	(b)(4)	Outstanding Global Fixed and Floating Rate Notes, each dated as November 22, 2006 by Elan Finance public limited company and Elan Finance Corp.
4	(a)(1)	Antegren Development and Marketing Collaboration Agreement, dated as of August 15, 2000, by and between Biogen, Inc. and Elan Pharma International Limited (incorporated by reference to Exhibit 4(a)(1) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002).
4	(a)(2)	Amended and Restated Asset Purchase Agreement, dated as of May 19, 2003, by and among Elan Corporation, plc, Elan Pharma International Limited, Elan Pharmaceuticals, Inc., King Pharmaceuticals, Inc., Jones Pharma Incorporated and Monarch Pharmaceuticals, Inc. (incorporated by reference to Exhibit 4(a)(3) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002).
4	(c)(1)	Elan Corporation, plc 1999 Stock Option Plan (2001 Amendment) (incorporated by reference to Exhibit 4(c)(1) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).
4	(c)(2)	Elan Corporation, plc 1998 Long-Term Incentive Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(2) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).
4	(c)(3)	Elan Corporation, plc 1996 Long-Term Incentive Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(3) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).
4	(c)(4)	Elan Corporation, plc 1996 Consultant Option Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(4) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).
4	(c)(5)	Elan Corporation, plc Employee Equity Purchase Plan (US), as amended (incorporated by reference to Exhibit 4.2 of the Registration Statement on Form S-8 of Elan Corporation, plc (SEC File No. 333-135184) filed with the Commission on June 21, 2006).
4	(c)(6)	Elan Corporation, plc Employee Equity Purchase Plan Irish Sharesave Option Scheme (incorporated by reference to Exhibit 4(c)(6) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004).
4	(c)(7)	Elan Corporation, plc Employee Equity Purchase Plan UK Sharesave Plan (incorporated by reference to Exhibit 4(c)(8) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005).
4	(c)(8)	Elan Corporation, plc 2004 Restricted Stock Unit Plan (incorporated by reference to Exhibit 4(c)(8) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005).

Exhibit
Number		Description

4	(c)(9)	Letter Agreement, dated as of February 12, 2002, between John Groom and Elan Corporation, plc (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form F-3 of Elan Corporation, plc, Registration Statement No. 333-100252, filed with the Commission on October 1, 2002).
4	(c)(10)	Consulting Agreement, dated as of July 1, 2006, between Dr. Dennis J. Selkoe and Elan Pharmaceuticals, Inc.
4	(c)(11)	Employment Agreement, dated as of December 7, 2005, among Elan Pharmaceuticals, Inc., Elan Corporation, plc and G. Kelly Martin, (incorporated by reference to the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc, filed with the Commission on December 7, 2005).
4	(c)(12)	Offer Letter date November 20, 2000 from Elan Corporation, plc to Dr. Lars Ekman (incorporated by reference to Exhibit 4(c)(13) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005).
4	(c)(13)	Memo dated November 26, 2001 with respect to Employee Loan to Paul Breen (incorporated by reference to Exhibit 4(c)(14) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005).
4	(c)(14)	Elan Corporation, plc Cash Bonus Plan effective January 1, 2006, and revised as of May 22, 2006.
4	(c)(15)	Elan Corporation, plc Profit Sharing Scheme 2006 (incorporated by reference to Exhibit 4(c)(16) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005).
4	(c)(16)	Elan Corporation, plc 2006 Long Term Incentive Plan (incorporated by reference to Exhibit 4.4 of the Registration Statement on Form S-8 of Elan Corporation, plc (SEC File 333-13185) filed with the Commission on June 21, 2006).
4	(c)(17)	Letter Agreement dated as of January 1, 2007 between Elan Corporation, plc and Shane Cooke.
4	(c)(18)	Form of Deed of Indemnity between Elan Corporation, plc and directors and certain officers of Elan Corporation, plc (incorporated by reference to Exhibit 99.2 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on November 15, 2006).
4	(c)(19)	Elan U.S. Severance Plan (incorporated by reference to Exhibit 99.3 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on November 15, 2006).
8.1		Subsidiaries of Elan Corporation, plc.
12.1		Certification of G. Kelly Martin pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2		Certification of Shane Cooke pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1		Certification of G. Kelly Martin pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2		Certification of Shane Cooke pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1		Consent of Independent Registered Public Accounting Firm, KPMG.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Elan Corporation, plc

/s/ SHANE COOKE
Shane Cooke
Executive Vice President and Chief Financial Officer

Date: February 28, 2007

Elan Corporation, plc

Schedule II
Valuation and Qualifying Accounts and Reserves
Years ended December 31, 2006, 2005 and 2004

	Balance at
	Beginning				Balance at
Description	of Year	Additions(1)	Deductions(2)	Divestments(3)	End of Year
	(In millions)

Allowance for doubtful accounts:
Years ended December 31, 2006	$3.9	$0.7	$(3.9)	—	$0.7
Years ended December 31, 2005	$5.5	$0.3	$(1.9)	—	$3.9
Years ended December 31, 2004	$11.6	$1.7	$(7.8)	—	$5.5
Sales returns and allowances, discounts, chargebacks and rebates(4):
Years ended December 31, 2006	$17.2	$43.9	$(44.6)	—	$16.5
Years ended December 31, 2005	$22.1	$56.2	$(60.3)	(0.8)	$17.2
Years ended December 31, 2004	$65.2	$52.2	$(81.9)	(13.4)	$22.1

(1)	Additions to allowance for doubtful accounts are recorded as an expense.

(2)	Represents amounts written off or returned against the allowance or reserves, or returned against earnings. Deductions to sales discounts and allowances relate to sales returns and payments.

(3)	Since the beginning of 2003 we have divested a number of businesses, including principally our primary care franchise, Zonegran and our European sales and marketing business. The divestment adjustments arise primarily as a result of the negotiated terms of these divestments. For example, we have entered into terms that would either extend or limit our liability for discounts and allowances related to the divested businesses. We have accordingly adjusted our discounts and allowances accruals to reflect the terms of the agreements. Divestment adjustments also include post-divestment revisions resulting from the availability of additional information. Divestment adjustments are recorded as part of the gain/(loss) on sale of businesses, and not as an increase or decrease from gross revenue.

(4)	Additions to sales discounts and allowances are recorded as a reduction of revenue.

EXHIBIT INDEX

Exhibit
Number		Description

1.1		Memorandum and Articles of Association of Elan Corporation, plc (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form S-8 of Elan Corporation, plc (SEC File No. 333-135185) filed with the Commission on June 21, 2006).
2	(b)(1)	Indenture dated as of November 16, 2004, among Elan Finance public limited company, Elan Finance Corp., Elan Corporation, plc, the Subsidiary Note Guarantors party thereto and The Bank of New York, as Trustee (incorporated by reference to Exhibit 99.2 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on November 19, 2004).
2	(b)(2)	Indenture dated as of November 22, 2006, among Elan Finance public limited company, Elan Finance Corp., Elan Corporation, plc, the Subsidiary Note Guarantors party thereto and The Bank of New York, as Trustee.
2	(b)(3)	Registration Rights Agreement, dated November 22, 2006, among Elan Finance Public Limited Company, Elan Finance Corp., Elan Corporation, plc, certain Subsidiary Guarantors and Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated and J& E Davy.
2	(b)(4)	Outstanding Global Fixed and Floating Rate Notes, each dated as November 22, 2006 by Elan Finance public limited company and Elan Finance Corp.
4	(a)(1)	Antegren Development and Marketing Collaboration Agreement, dated as of August 15, 2000, by and between Biogen, Inc. and Elan Pharma International Limited (incorporated by reference to Exhibit 4(a)(1) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002).
4	(a)(2)	Amended and Restated Asset Purchase Agreement, dated as of May 19, 2003, by and among Elan Corporation, plc, Elan Pharma International Limited, Elan Pharmaceuticals, Inc., King Pharmaceuticals, Inc., Jones Pharma Incorporated and Monarch Pharmaceuticals, Inc. (incorporated by reference to Exhibit 4(a)(3) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002).
4	(c)(1)	Elan Corporation, plc 1999 Stock Option Plan (2001 Amendment) (incorporated by reference to Exhibit 4(c)(1) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).
4	(c)(2)	Elan Corporation, plc 1998 Long-Term Incentive Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(2) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).
4	(c)(3)	Elan Corporation, plc 1996 Long-Term Incentive Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(3) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).
4	(c)(4)	Elan Corporation, plc 1996 Consultant Option Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(4) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).
4	(c)(5)	Elan Corporation, plc Employee Equity Purchase Plan (US), as amended (incorporated by reference to Exhibit 4.2 of the Registration Statement on Form S-8 of Elan Corporation, plc (SEC File No. 333-135184) filed with the Commission on June 21, 2006).
4	(c)(6)	Elan Corporation, plc Employee Equity Purchase Plan Irish Sharesave Option Scheme (incorporated by reference to Exhibit 4(c)(6) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004).
4	(c)(7)	Elan Corporation, plc Employee Equity Purchase Plan UK Sharesave Plan (incorporated by reference to Exhibit 4(c)(8) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005).
4	(c)(8)	Elan Corporation, plc 2004 Restricted Stock Unit Plan (incorporated by reference to Exhibit 4(c)(8) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005).
4	(c)(9)	Letter Agreement, dated as of February 12, 2002, between John Groom and Elan Corporation, plc (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form F-3 of Elan Corporation, plc, Registration Statement No. 333-100252, filed with the Commission on October 1, 2002).

Exhibit
Number		Description

4	(c)(10)	Consulting Agreement, dated as of July 1, 2006, between Dr. Dennis J. Selkoe and Elan Pharmaceuticals, Inc.
4	(c)(11)	Employment Agreement, dated as of December 7, 2005, among Elan Pharmaceuticals, Inc., Elan Corporation, plc and G. Kelly Martin, (incorporated by reference to the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc, filed with the Commission on December 7, 2005).
4	(c)(12)	Offer Letter date November 20, 2000 from Elan Corporation, plc to Dr. Lars Ekman (incorporated by reference to Exhibit 4(c)(13) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005).
4	(c)(13)	Memo dated November 26, 2001 with respect to Employee Loan to Paul Breen (incorporated by reference to Exhibit 4(c)(14) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005).
4	(c)(14)	Elan Corporation, plc Cash Bonus Plan effective January 1, 2006, and revised as of May 22, 2006.
4	(c)(15)	Elan Corporation, plc Profit Sharing Scheme 2006 (incorporated by reference to Exhibit 4(c)(16) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005).
4	(c)(16)	Elan Corporation, plc 2006 Long Term Incentive Plan (incorporated by reference to Exhibit 4.4 of the Registration Statement on Form S-8 of Elan Corporation, plc (SEC File 333-13185) filed with the Commission on June 21, 2006).
4	(c)(17)	Letter Agreement dated as of January 1, 2007 between Elan Corporation, plc and Shane Cooke.
4	(c)(18)	Form of Deed of Indemnity between Elan Corporation, plc and directors and certain officers of Elan Corporation, plc (incorporated by reference to Exhibit 99.2 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on November 15, 2006).
4	(c)(19)	Elan U.S. Severance Plan (incorporated by reference to Exhibit 99.3 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on November 15, 2006).
8.1		Subsidiaries of Elan Corporation, plc.
12.1		Certification of G. Kelly Martin pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2		Certification of Shane Cooke pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1		Certification of G. Kelly Martin pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2		Certification of Shane Cooke pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1		Consent of Independent Registered Public Accounting Firm, KPMG.