Form 20-F
period 2007-12-31
ELAN CORP PLC
filed 2008-02-28
CIK 737572

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2007
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

William Daniel, Secretary
Elan Corporation, plc
Treasury Building, Lower Grand Canal Street
Dublin 2, Ireland
011-353-1-709-4000
liam.daniel@elan.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact person)

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
None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 471,413,777 Ordinary Shares.

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
Large accelerated filer  ☑     Accelerated filer  ☐     Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: U.S. GAAP ☑ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐     Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐     Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):  Yes ☐     No ☑

General

As used herein, “we”, “our”, “us”, “Elan” and the “Company” refer to Elan Corporation, plc (public limited company) and its consolidated subsidiaries, unless the context requires otherwise. All product names appearing in italics are trademarks of Elan. Non-italicized product names are trademarks of other companies.

Our Consolidated Financial Statements contained in this Form 20-F have been prepared on the basis of accounting principles generally accepted in the United States (U.S. GAAP). In addition to the Consolidated Financial Statements contained in this Form 20-F, we also prepare separate Consolidated Financial Statements, included in our Annual Report, in accordance with International Financial Reporting Standards (IFRS), which differ in certain significant respects from U.S. GAAP. The Annual Report under IFRS is a separate document from this Form 20-F.

Unless otherwise indicated, our Consolidated Financial Statements and other financial data contained in this Form 20-F are presented in United States (U.S.) dollars ($). We prepare our Consolidated Financial Statements on the basis of a calendar fiscal year beginning on January 1 and ending on December 31. References to a fiscal year in this Form 20-F shall be references to the fiscal year ending on December 31 of that year. In this Form 20-F, financial results and operating statistics are, unless otherwise indicated, stated on the basis of such fiscal years.

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

This Form 20-F contains forward-looking statements about our financial condition, results of operations and estimates, business prospects and products and potential products that involve substantial risks and uncertainties. These statements can be identified by the fact that they use words such as “anticipate”, “estimate”, “project”, “intend”, “plan”, “believe” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: (1) the potential of Tysabri® (natalizumab) and the incidence of serious adverse events associated with Tysabri (including cases of progressive multifocal leukoencephalopathy (PML)); (2) the success of our research and development (R&D) activities (including, in particular, whether the Phase 2 and 3 clinical trials for AAB-001 and the Phase 1 clinical trials for ACC-001 are successful) and the speed with which regulatory authorizations and product launches may be achieved; (3) our ability to maintain financial flexibility and sufficient cash, cash equivalents, and investments and other assets capable of being monetized to meet our liquidity requirements; (4) whether restrictive covenants in our debt obligations will adversely affect us; (5) competitive developments affecting our products, including the introduction of generic competition following the loss of patent protection or marketing exclusivity for our products (including, in particular, Maxipime® (cefepime hydrochloride), which lost its basic U.S. patent protection in March 2007 and now faces generic competition, Azactam® (aztreonam for injection, USP), which lost its basic U.S. patent protection in October 2005 and several of the products from which we derive manufacturing or royalty revenues, which are under patent challenge by potential generic competitors); (6) our ability to protect our patents and other intellectual property; (7) difficulties or delays in manufacturing our products (we are dependent on third parties for the manufacture of our products); (8) trade buying patterns; (9) pricing pressures and uncertainties regarding healthcare reimbursement and reform; (10) the failure to comply with anti-kickback and false claims laws in the United States (including, in particular, with respect to past marketing practices with respect to our former Zonegran® product, which are being investigated by the U.S. Department of Justice and the U.S. Department of Health and Human Services. The resolution of the Zonegran matter could require us to pay substantial fines and to take other actions that could have a material adverse effect on us); (11) extensive government regulation; (12) risks from potential environmental liabilities; (13) failure to comply with our reporting and payment obligations under Medicaid or other government programs; (14) exposure to product liability risks; (15) an adverse effect that could result from the putative class action lawsuits initiated following the voluntary suspension of the commercialization and clinical dosing of Tysabri and the outcome of our other pending or future litigation; (16) the volatility of our stock price; and (17) some of our agreements that may discourage or prevent someone from acquiring us. We assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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

Years Ended December 31,	2007		2006		2005		2004		2003
	(In millions, except per share data)

Income Statement Data:
Total revenue	$759.4		$560.4		$490.3		$481.7		$685.6
Operating loss	$(265.3	)(1)	$(166.4	)(2)	$(198.5	)(3)	$(302.1	)(4)	$(360.5	)(5)
Net loss from continuing operations	$(405.0)		$(267.3)		$(384.2)		$(413.7)		$(474.6)
Net income/(loss) from discontinued operations	—		—		0.6		19.0		(31.5)

Net loss	$(405.0	)(6)	$(267.3	)(2)	$(383.6	)(7)	$(394.7	)(4)	$(506.1	)(8)
Basic and diluted loss per Ordinary Share:(9)
Net loss from continuing operations	$(0.86)		$(0.62)		$(0.93)		$(1.06)		$(1.33)
Net income/(loss) from discontinued operations (net of tax)	—		—		—		0.05		(0.09)

Total basic and diluted loss per Ordinary Share	$(0.86)		$(0.62)		$(0.93)		$(1.01)		$(1.42)

At December 31,	2007	2006	2005	2004	2003
	(In millions)

Balance Sheet Data:
Cash and cash equivalents	$423.5	$1,510.6	$1,080.7	$1,347.6	$778.2
Restricted cash	$29.6	$23.2	$24.9	$192.7	$33.1
Investment securities — current	$276.9	$11.2	$10.0	$65.5	$349.4
Total assets	$1,781.4	$2,746.3	$2,340.9	$2,975.9	$3,029.8
Debt	$1,765.0	$2,378.2	$2,017.2	$2,260.0	$1,500.0
Total shareholders’ equity/(deficit)	$(234.7)	$85.1	$16.9	$205.0	$617.9
Weighted-average number of shares outstanding — Basic and diluted	468.3	433.3	413.5	390.1	356.0

(1)	After other net charges of $84.6 million, primarily relating to a $52.2 million impairment of the Maxipime and Azactam intangible assets and net severance and restructuring costs of $32.4 million.

(2)	After other net gains of $20.3 million, primarily relating to an arbitration award of $49.8 million, offset by acquired in-process research and development costs of $22.0 million and severance, restructuring and other costs of $7.5 million; and after a $43.1 million net gain on sale of products and businesses.

(3)	After other net charges of $4.4 million, primarily relating to net severance, restructuring and other costs of $14.4 million, offset by a credit of $10.0 million primarily associated with a litigation settlement; and after a $103.4 million net gain on sale of businesses.

(4)	After other net charges of $59.8 million, primarily relating to the settlement of the U.S. Securities and Exchange Commission (SEC) investigation and the shareholder class action lawsuit of $56.0 million; and after a $44.2 million net gain on sale of businesses.

(5)	After other net charges of $403.2 million, primarily relating to asset impairments of $32.6 million, severance, restructuring and other costs of $29.7 million, Elan Pharmaceuticals Investments II, Ltd. (EPIL II)/Elan Pharmaceuticals III, Ltd. waiver fee of $16.8 million, and the purchase of royalty rights of $297.6 million; and after a net gain of $267.8 million on the sale of businesses and repurchase of debt.

(6)	After other net charges of $84.6 million, primarily relating to a $52.2 million impairment of the Maxipime and Azactam intangible assets and net severance and restructuring costs of $32.4 million; and after an $18.8 million net charge on debt retirement.

(7)	After other net charges of $4.4 million, primarily relating to net severance, restructuring and other costs of $14.4 million, offset by a credit of $10.0 million primarily associated with a litigation settlement; a $103.4 million net gain on sale of businesses; and after a net charge of $51.8 million on the retirement of debt.

(8)	After other net charges of $403.2 million, primarily relating to asset impairments of $32.6 million, severance, restructuring and other costs of $29.7 million and the purchase of royalty rights of $297.6 million, offset by a net gain of $267.8 million on the sale of businesses and repurchase of debt; and after charges of $136.5 million, primarily relating to investments and the guarantee issued to the noteholders of EPIL II.

(9)	Earnings per share is based on the weighted-average number of outstanding Ordinary Shares and the effect of potential dilutive securities including stock options, Restricted Stock Units (RSUs), warrants and convertible debt securities, unless anti-dilutive.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider all of the information set forth in this Form 20-F, including the following risk factors, when investing in our securities. The risks described below are not the only ones that we face. Additional risks not currently known to us or that we presently deem immaterial may also impair our business operations. We could be materially adversely affected by any of these risks. This Form 20-F also contains forward-looking statements that involve risks and uncertainties. Forward-looking statements are not guarantees of future performance, and actual results may differ materially from those contemplated by such forward-looking statements.

Our future success depends upon the continued successful commercialization of Tysabri and the successful development and commercialization of additional products. If Tysabri is not commercially successful, either because of the incidence of serious adverse events associated with Tysabri (including cases of PML) or for other reasons, or if our Phase 2 and 3 clinical trials for AAB-001 are not successful and we do not successfully develop and commercialize additional products, we will be materially and adversely affected.

While approximately 40% of our 2007 revenue was generated by our Elan Drug Technologies (EDT) business unit, we have only four marketed products and several potential products in clinical development. Our future success depends upon the continued successful commercialization of Tysabri and the development and the successful commercialization of additional products.

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

We commit substantial resources to our R&D activities, including collaborations with third parties such as Biogen Idec Inc. (Biogen Idec) with respect to Tysabri, and Wyeth and Transition Therapeutics, Inc. (Transition), with respect to parts of our Alzheimer’s disease (AD) programs. We have committed significant resources to the development and the commercialization of Tysabri and to the other potential products in our development pipeline (in particular, AAB-001). These investments may not be successful.

In the pharmaceutical industry, the R&D process is lengthy, expensive and involves a high degree of risk and uncertainty. This process is conducted in various stages and, during each stage, there is a substantial risk that potential products in our R&D pipeline, including product candidates from our Alzheimer’s disease research programs such as AAB-001, ELND005 and ACC-001, will experience difficulties, delays or failures. If our Phase 2 and 3 clinical trials for AAB-001 are not successfully completed, we will be materially and adversely affected.

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

Our failure to successfully commercialize Tysabri and develop and commercialize other products (such as AAB-001) would materially adversely affect us.

We have substantial future cash needs and potential cash needs and we may not be successful in generating or otherwise obtaining the funds necessary to meet our other future and potential needs.

At December 31, 2007, we had $1,765.0 million of debt. At such date, we had cash and cash equivalents, current restricted cash and current investments of $720.5 million. Our substantial indebtedness could have important consequences to us. For example, it does or could:

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

We estimate that we have sufficient cash, liquid resources and current assets and investments to meet our liquidity requirements for at least the next 12 months. Although we expect to continue to incur operating losses in 2008, in making our liquidity estimates, we have also assumed a certain level of operating performance. Our future operating performance will be affected by general economic, financial, competitive, legislative, regulatory and business conditions and other factors, many of which are beyond our control. If our future operating performance does not meet our expectations, including our failure to continue to successfully commercialize Tysabri, then we could be required to obtain additional funds. If our estimates are incorrect or are not consistent with actual future developments and we are required to obtain additional funds, then we may not be able to obtain those funds on commercially reasonable terms, or at all, which would have a material adverse effect on our financial condition. In addition, if we are not able to generate sufficient liquidity from operations, we may be forced to curtail programs, sell assets or otherwise take steps to reduce expenses. Any of these steps may have a material adverse effect on our prospects.

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

Our product Azactam lost its basic U.S. patent protection in October 2005. To date, no generic Azactam product has been approved.

In addition, the U.S. basic patent covering our product Maxipime expired in March 2007. Maxipime became subject to generic competition following the expiration of the basic patent, and that has materially and adversely affected our sales of Maxipime.

Generic competitors have challenged existing patent protection for several of the products from which we earn manufacturing or royalty revenue. If these challenges are successful, our manufacturing and royalty revenue will be materially and adversely affected.

Generic competitors do not have to bear the same level of R&D and other expenses associated with bringing a new branded product to market. As a result, they can charge much less for a competing version of our product. Managed care organizations typically favor generics over brand name drugs, and governments encourage, or under some circumstances mandate, the use of generic products, thereby reducing the sales of branded products that are no longer patent protected. Governmental and other pressures toward the dispensing of generic products may rapidly and significantly reduce, or slow the growth in, the sales and profitability of any of our products not protected by patents or regulatory exclusivity and may adversely affect our future results and financial condition. The launch of competitive products, including generic versions of our products, has had and will have a material and adverse affect on our revenues and results of operations.

Our competitive position depends, in part, upon our continuing ability to discover, acquire and develop innovative, cost-effective new products, as well as new indications and product improvements protected by patents and other intellectual property rights. We also compete on the basis of price and product differentiation and through our sales and marketing organization. If we fail to maintain our competitive position, then our revenues and results of operations may be materially adversely affected.

If we are unable to secure or enforce patent rights, trade secrets or other intellectual property, then our revenues and potential revenues may be materially reduced and we may be subject to substantial fines and judgments.

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

There has been, and we expect there will continue to be, significant litigation in the industry regarding patents and other intellectual property rights. Litigation and other proceedings concerning patents and other intellectual property rights in which we are involved have been and will continue to be protracted, expensive and could be distracting to our management. Our competitors may sue us as a means of delaying the introduction of our products. Any litigation, including any interference proceedings to determine priority of inventions, oppositions to patents or litigation against our licensors may be costly and time consuming and could adversely affect us. In addition, litigation has been and may be instituted to determine the validity, scope or non-infringement of patent rights claimed by third parties to be pertinent to the manufacturing, use or sale of our or their products. The outcome of any such litigation could adversely affect the validity and scope of our patents or other intellectual property rights, hinder, delay or prevent the marketing and sale of our products and cost us substantial sums of money.

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

In the United States, many pharmaceutical products and biologics are subject to increasing pricing pressures, including pressures arising from recent Medicare reform. Our ability to commercialize products successfully depends, in part, upon the extent to which healthcare providers are reimbursed by third-party payers, such as governmental agencies, including the Centers for Medicare and Medicaid Services, private health insurers and other organizations, such as health maintenance organizations (HMOs), for the cost of such products and related treatments. In addition, if healthcare providers do not view current or future Medicare reimbursements for our products favorably, then they may not prescribe our products. Third-party payers are increasingly challenging the pricing of pharmaceutical products by, among other things, limiting the pharmaceutical products that are on their formulary lists. As a result, competition among pharmaceutical companies to place their products on these formulary lists has reduced product prices. If reasonable reimbursement for our products is unavailable or if significant downward pricing pressures in the industry occur, then we could be materially adversely affected.

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

We encounter similar regulatory and legislative issues in most other countries. In the European Union (EU) and some other international markets, the government provides health care at low direct cost to consumers and regulates pharmaceutical prices or patient reimbursement levels to control costs for the government-sponsored healthcare system. This price regulation leads to inconsistent prices and some third-party trade in our products from markets with lower prices. Such trade-exploiting price differences between countries could undermine our sales in markets with higher prices.

The pharmaceutical industry is subject to anti-kickback and false claims laws in the United States.

In addition to the U.S. Food and Drug Administration (FDA) restrictions on marketing of pharmaceutical products, several other types of state and federal laws have been applied to restrict some marketing practices in the pharmaceutical industry in recent years. These laws include anti-kickback statutes and false claims statutes.

The federal healthcare program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting, or receiving remuneration to induce or in return for, purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one-hand, and prescribers, purchasers and formulary managers on the other. Although there are a number of statutory exemptions and regulatory safe harbors protecting some common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Our practices may not in all cases meet all of the criteria for safe harbor protection from anti-kickback liability.

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to get a false claim paid. Recently, several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Additionally, another pharmaceutical company settled charges under the federal False Claims Act relating to off-label promotion. The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payer. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programs, criminal fines, and imprisonment.

In January 2006, Elan received a subpoena from the U.S. Department of Justice and the Department of Health and Human Services, Office of Inspector General, asking for documents and materials primarily related to our marketing practices for Zonegran. In April 2004, we completed the sale of our interests in Zonegran in North America and Europe to Eisai Co. Ltd. (Eisai). We are cooperating with the government in its investigation. The resolution of this matter could require Elan to pay substantial fines and to take other actions that could have a material adverse effect on Elan. In April 2006, Eisai delivered to Elan a notice making a contractual claim for indemnification in connection with a similar subpoena received by Eisai.

Because of the breadth of such federal and state laws and the narrowness of the safe harbors, it is possible that more of our business activities could be subject to challenge under one or more of such laws. Such a challenge could have a material adverse effect on our liquidity and our operations.

We are subject to extensive government regulation, which may adversely affect our ability to bring new products to market and may adversely affect our ability to manufacture and market our existing products.

The pharmaceutical industry is subject to significant regulation by state, local, national and international governmental regulatory authorities. In the United States, the FDA regulates the design, development, preclinical and clinical testing, manufacturing, labeling, storing, distribution, import, export, record keeping, reporting, marketing and promotion of our pharmaceutical products, which include drugs, biologics and medical devices. Failure to comply with regulatory requirements at any stage during the regulatory process could result in, among other things, delays in the approval of applications or supplements to approved applications, refusal of a regulatory authority to review pending market approval applications or supplements to approved applications, warning letters, fines, import or export restrictions, product recalls or seizures, injunctions, total or partial suspension of production, civil penalties, withdrawals of previously approved marketing applications or licenses, recommendations by the FDA or other regulatory authorities against governmental contracts, and criminal prosecutions.

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

All facilities and manufacturing techniques used for the manufacture of products and devices for clinical use or for sale in the United States must be operated in conformity with cGMPs, the FDA’s regulations governing the production of pharmaceutical products. There are comparable regulations in other countries. Any finding by the FDA or other regulatory authority that we are not in substantial compliance with cGMP regulations or that we or our employees have engaged in activities in violation of these regulations could interfere with the continued manufacture and distribution of the affected products, up to the entire output of such products, and, in some cases, might also require the recall of previously distributed products. Any such finding by the FDA or other regulatory agency could also affect our ability to obtain new approvals until such issues are resolved. The FDA and other regulatory authorities conduct scheduled periodic regulatory inspections of our facilities to ensure compliance with cGMP regulations. Any determination by the FDA or other regulatory authority that we, or one of our suppliers, are not in substantial compliance with these regulations or are otherwise engaged in improper or illegal activities could result in substantial fines and other penalties and could cut off our supply of products.

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

If we fail to comply with our reporting and payment obligations under the Medicaid rebate program or other governmental pricing programs, then we could be subject to material reimbursements, penalties, sanctions and fines.

As a condition of reimbursement under Medicaid, we participate in the U.S. federal Medicaid rebate program, as well as several state rebate programs. Under the federal and state Medicaid rebate programs, we pay a rebate to each state for our products that are reimbursed by those programs. The amount of the rebate for each unit of product is set by law, based on reported pricing data. The rebate amount may also include a penalty if our prices increase faster than the rate of inflation.

As a manufacturer of single-source, innovator and non-innovator multiple-source products, rebate calculations vary among products and programs. The calculations are complex and, in some respects, subject to interpretation by governmental or regulatory agencies, the courts and us. The Medicaid rebate amount is computed each quarter based on our pricing data submission to the Centers for Medicare and Medicaid Services at the U.S. Department of Health and Human Services. The terms of our participation in the program impose an obligation to correct the prices reported in previous quarters, as may be necessary. Any such corrections could result in an overage or shortfall in our rebate liability for past quarters (up to 12 past quarters), depending on the direction of the correction. Governmental agencies may also make changes in program interpretations, requirements or conditions of participation, some of which may have implications for amounts previously estimated or paid.

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

These price reporting obligations are complicated and often involve decisions regarding issues for which there is no clear-cut guidance from the government. Failure to submit correct pricing data can subject us to material civil, administrative and criminal penalties.

We are subject to continuing potential product liability risks, which could cost us material amounts of money.

Risks relating to product liability claims are inherent in the development, manufacturing and marketing of our products. Any person who is injured while using one of our products, or products that we are responsible for, may have a product liability claim against us. Since we distribute and sell our products to a wide number of end users, the risk of such claims could be material. Persons who participate in clinical trials involving our products may also bring product liability claims.

Excluding any self-insured arrangements, we currently do not maintain product liability insurance for the first $25.0 million of aggregate claims, but do maintain coverage for the next $175.0 million with our insurers. Our insurance coverage may not be sufficient to cover fully all potential claims, nor can we guarantee the solvency of any of our insurers.

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

We and some of our officers and directors have been named as defendants in putative class actions; an adverse outcome in the class actions could result in a substantial judgment against us.

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

The market prices for our shares and for securities of other companies engaged primarily in biotechnology and pharmaceutical development, manufacture and distribution are highly volatile. The market price of our shares likely will continue to fluctuate due to a variety of factors, including:

•	Material public announcements by us;

•	Developments regarding Tysabri;

•	Results of clinical trials with respect to our products under development (in particular AAB-001) and those of our competitors;

•	The timing of new product launches by others and us;

•	Events related to our marketed products and those of our competitors;

•	Regulatory issues affecting us;

•	Availability and level of third-party reimbursement;

•	Developments relating to patents and other intellectual property rights;

•	Political developments and proposed legislation affecting the pharmaceutical industry;

•	Economic and other external factors;

•	Hedge or arbitrage activities by holders of our securities;

•	Period-to-period fluctuations in our financial results or results that do not meet or exceed market expectations; and

•	Market trends relating to or affecting stock prices across our industry, whether or not related to results or news regarding our competitors or us.

Certain provisions of agreements to which we are a party may discourage or prevent a third party from acquiring us and could prevent shareholders from receiving a premium for their shares.

We are a party to agreements that may discourage a takeover attempt that might be viewed as beneficial to shareholders who wish to receive a premium for their shares from a potential bidder. For example:

•	Our collaboration agreement with Biogen Idec provides Biogen Idec with an option to buy the rights to Tysabri in the event that we undergo a change of control, which may limit our attractiveness to potential acquirers;

•	Until June 20, 2010, Biogen Idec and its affiliates are, subject to limited exceptions, restricted from, among other things, seeking to acquire or acquiring control of us;

•	Under the terms of indentures governing much of our debt, any acquirer would be required to make an offer to repurchase the debt for cash in connection with some change of control events; and

•	If we or Wyeth undergo a change of control, our collaboration agreement with Wyeth permits an acquirer to assume the role of the acquired party in most circumstances. Our collaboration agreement with Wyeth restricts Wyeth and its subsidiaries from seeking to acquire us in some circumstances.

Item 4.	Information on the Company.

A.	History and Development of the Company

Elan, an Irish public limited company, is a neuroscience-based biotechnology company headquartered in Dublin, Ireland. We were incorporated as a private limited company in Ireland in December 1969 and became a public limited company in January 1984. Our principal executive offices are located at Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland, and our telephone number is 353-1-709-4000. Our principal research and development, manufacturing and marketing facilities are located in Ireland and the United States.

B.	Business Overview

Our operations are organized into two business units: Biopharmaceuticals and Elan Drug Technologies (EDT). Biopharmaceuticals engages in research, development and commercial activities primarily in the following areas:

•	Alzheimer’s disease — Our scientists have been leaders in Alzheimer’s disease research for more than two decades, and insights from their work have evolved the field’s fundamental view of the disease. Today, we are testing several compounds in clinical studies with the hope that they may result in therapies that may alter the underlying cause of the disease.

•	Parkinson’s disease — Our research effort in Parkinson’s disease is designed to improve our understanding of the condition and, as we have done with Alzheimer’s disease, to translate that understanding into potential new approaches to treatment.

•	Multiple sclerosis (MS) — Our researchers pioneered an approach to MS that led to the approval of Tysabri, the first new class of therapy approved for relapsing remitting MS in nearly a decade.

•	Crohn’s disease (CD) — We recently gained FDA approval of Tysabri for Crohn’s disease therapy and continue to make progress in our work on this and other related disorders.

•	Severe chronic pain — Our researchers synthesized the venom of a sea snail into Prialt, the first new intrathecal treatment for severe chronic pain in nearly 20 years.

EDT is an established, profitable and growing specialty pharmaceutical business unit of Elan. For nearly 40 years, EDT has been applying its skills and knowledge to enhance the performance of dozens of drugs that have been marketed worldwide. Today, products enabled by EDT technologies are used by millions of patients each day.

ALZHEIMER’S DISEASE

Alzheimer’s disease is a degenerative brain disorder that primarily affects older people. It can begin with simple forgetfulness, but rapidly progresses into more advanced symptoms, including confusion, language disturbances, personality and behavior changes, impaired judgment and profound dementia. As the disease advances, most patients will eventually need complete skilled nursing care, and in the absence of other illnesses, the progressive loss of brain function will likely cause death. It is estimated that more than 5 million Americans and more than 24 million people worldwide, at the age of 60 years or older, suffer from some form of dementia.

Elan’s Approach to Alzheimer’s Disease

A hallmark pathology of Alzheimer’s disease is the formation of plaques made of beta amyloid that are formed through a process known as the beta amyloid cascade. Beta amyloid is actually a small part of a larger protein called the amyloid precursor protein (APP). Beta amyloid is formed when enzymes called secretases “clip” (or cleave) APP. It is becoming increasingly clear that once beta amyloid is released, it exists in multiple physical forms with distinct functional activities. It is believed that the toxic effects of these forms are likely responsible for the complex mental disruption characteristic of Alzheimer’s disease.

Our scientific approach to treating Alzheimer’s disease focuses on the beta amyloid hypothesis, as it is believed that blocking the generation of beta amyloid in the brain or enhancing the clearance of beta amyloid from the brain will result in the successful treatment of Alzheimer’s disease patients. Our efforts are focused on three distinct aspects of the beta amyloid cascade:

•	Clearing existing beta amyloid from the brain (beta amyloid immunotherapies);

•	Preventing aggregation of beta amyloid in the brain (ELND005); and

•	Preventing production of beta amyloid in the brain (secretase inhibitors).

Our scientists are investigating three key therapeutic approaches that target the elimination and prevention of production or aggregation of beta amyloid. In collaboration with Wyeth, we are developing beta amyloid immunotherapies. Separately, we have research programs focused on small molecule inhibitors of beta secretase and gamma secretase, enzymes whose actions result in the over-production of beta amyloid in the brains of patients with Alzheimer’s disease. In collaboration with Transition, we are developing a small molecule therapeutic that acts by breaking down and preventing the aggregation of beta amyloid fibrils.

Beta Amyloid Immunotherapies

Beta amyloid immunotherapy pioneered by Elan involves the treatment of Alzheimer’s disease by inducing or enhancing the body’s immune response in order to clear toxic species of beta amyloid from the brain. In collaboration with Wyeth, our scientists have been developing a series of monoclonal antibodies and active immunization approaches that may have the ability to selectively clear a variety of beta amyloid species. These new approaches have the potential to deliver immunotherapies with robust and specific therapeutic activity.

The first candidate from the collaboration with Wyeth, AN-1792 (an immunoconjugate vaccine), showed great promise but was discontinued in 2002 when a small subset of patients (6%) developed a type of brain inflammation. The AN-1792 program played a major role in advancing the understanding of the relationship between beta amyloid and Alzheimer’s disease, and contributed to a growing body of scientific evidence pointing to the promise of immunotherapies as potential treatments for Alzheimer’s disease. Long-term follow-up data presented in 2007 evaluated participants from the AN-1792 Phase 2 clinical trial and found that 4.5 years after dosing had stopped, patients who had responded to treatment continued to show significantly slower decline, compared to placebo patients, on two key measures of patient function: the Disability Assessment for Dementia and the Dependence Scale.

Based upon the proof of principle established by work on AN-1792, four distinct new programs emerged that seek to build upon the promising efficacy signal, including bapineuzumab (AAB-001), which is generally viewed as one of the most advanced programs with disease-modifying potential in the field, and ACC-001.

Bapineuzumab (AAB-001) and AAB-002 with Wyeth

Bapineuzumab (AAB-001) is an experimental humanized monoclonal antibody delivered intravenously that is being studied as a potential treatment for mild to moderate Alzheimer’s disease. Bapineuzumab is thought to bind to and clear beta amyloid peptide in the brain. It is designed to provide antibodies to beta amyloid directly to the patient, rather than requiring patients to mount their own immune responses. Bapineuzumab has received fast-track designation from the FDA, which means that it may receive expedited approval in certain circumstances, in recognition of its potential to address the significant unmet needs of patients with Alzheimer’s disease.

In May 2007, Elan and Wyeth announced the decision to initiate a Phase 3 clinical program for bapineuzumab. The Phase 3 program encompasses studies in North America and the rest of the world (ROW). In December 2007, we announced that the first patient had been dosed in the studies taking place in North America. It is expected that the ROW studies will begin enrolling patients during the first half of 2008.

The Phase 3 program includes four randomized, double-blinded, placebo controlled studies across two subpopulations, which are designed to total approximately 4,000 patients with mild to moderate AD at approximately 350 sites. The treatment duration for each patient is 18 months with patients to be equally distributed between North America and the rest of the world. The studies stratify patients by ApoE4 genotype, and all studies have co-primary efficacy end points — one cognitive and one functional.

Two Phase 2 studies of bapineuzumab remain ongoing and are expected to be completed in 2008. Both studies are randomized, double-blind, placebo-controlled, multiple ascending dose studies with four dose cohorts. The main Phase 2 study enrolled approximately 240 patients, and the other enrolled approximately 30 patients and included a beta amyloid imaging component. Both studies are being conducted in patients with mild to moderate Alzheimer’s disease. The patients are being followed for 18 months. Data from the Phase 1 clinical study presented in 2006 showed a statistically significant improvement, compared to placebo, on a key measure of cognitive function: the Mini-Mental State Examination.

In addition to the intravenous formulation of bapineuzumab, a subcutaneous formulation of this antibody is in Phase 1 clinical trials, and AAB-002, a back-up compound to bapineuzumab, is in the preclinical phase.

ACC-001 (Active Immunotherapeutic Conjugate) with Wyeth

ACC-001 is a novel beta amyloid immunoconjugate that leverages the innovative conjugate technology that Wyeth has used in some of its vaccine products. ACC-001 has also been granted fast track designation by the FDA and is in Phase 2 clinical trials. The ACC-001 approach is intended to induce a highly specific antibody response to beta amyloid. The goal is to clear beta amyloid while minimizing side effects such as inflammation of the central nervous system.

ELND005 with Transition

In 2006, we entered into an exclusive, worldwide collaboration with Transition for the joint development and commercialization of a novel therapeutic agent for Alzheimer’s disease.

The molecule, ELND005, is a beta-amyloid anti-aggregate that has been granted fast track designation by the FDA. Based upon preclinical data, by blocking the aggregation of beta amyloid, clearance of amyloid occurs and plaque build up is prevented. Daily oral treatment with this compound has been shown to prevent cognitive decline in a transgenic mouse model of Alzheimer’s disease, with reduced amyloid plaque load in the brain and increased survival rate of these animals.

In December 2007, Elan and Transition announced that the first patient had been dosed in a Phase 2 clinical study. This study is a randomized, double-blind, placebo-controlled, dose-ranging study which evaluates the safety and efficacy of ELND005 in approximately 340 patients with mild to moderate Alzheimer’s disease. The patients are being followed for 18 months.

In 2007, it was also announced that multiple Phase 1 clinical studies had been completed that further evaluated the safety, tolerability and pharmacokinetic profile of this compound. ELND005 was found to be safe and well-tolerated at all doses and dosing regimens examined. No severe or serious adverse events were observed. ELND005 was also shown to be orally bioavailable, cross the blood-brain barrier and achieve levels in the brain and cerebral spinal fluid shown to be effective in animal models of Alzheimer’s disease.

Secretase Inhibitors: Beta and Gamma

Beta and gamma secretases are proteases (enzymes that break down other proteins) that appear to clip the APP, resulting in the formation of beta amyloid. This is significant because if the clipping of APP could be prevented, the pathology of Alzheimer’s disease may be changed. We have been at the forefront of research in this area, publishing extensively since 1989, and have developed and are pursuing advanced discovery programs focused on molecule inhibitors of beta and gamma secretases.

Beta Secretase

Beta secretase is believed to initiate the first step in the formation of beta amyloid, the precursor to plaque development in the brain. Our findings concerning the role beta secretase plays in beta amyloid production, published in Nature in 1999, are considered a landmark discovery. Today, we continue to be at the center of understanding the complexities of beta secretase. Our ongoing preclinical drug discovery efforts in this area focus on inhibiting beta secretase and its role in the progression of Alzheimer’s disease pathology.

Gamma Secretase

Gamma secretase is an unusual multi-protein complex that is thought to play a significant role in the formation of beta amyloid. We have played a critical leadership role in the increased awareness of how gamma secretase may affect Alzheimer’s disease pathology. Our finding, published in the Journal of Neurochemistry in 2001, that functional gamma secretase inhibitors appear to reduce beta amyloid levels in the brain, was an important step in this area of Alzheimer’s disease research. We continue to progress our gamma secretase discovery program.

In addition to internal programs, we retain certain rights to an Eli Lilly and Company (Lilly) LY 450139 compound, which arose from a collaborative research between the two companies that began in 1988 and ended in 1998. In January 2008, Lilly announced that it has commenced preparatory work for Phase 3 trials for LY 450139 for mild to moderate AD patients, with estimated enrollment of 1,500 patients. Each patient’s participation is expected to last approximately two years.

PARKINSON’S DISEASE

About Parkinson’s Disease

Parkinson’s disease is a progressive degenerative neurologic movement disorder that destroys nerve cells in the part of the brain responsible for muscle control and movement. This creates problems walking, maintaining balance and coordination in patients diagnosed with the disease. It is estimated that 1.5 million Americans currently have Parkinson’s disease, with 60,000 new cases diagnosed each year. The condition usually develops after the age of 65, but an estimated 15% of sufferers are diagnosed before the age of 50.

Elan’s Parkinson’s Research

Parkinson’s disease is believed to be a result of misfolded proteins in the brain. Parkinson’s disease is characterized by the accumulation of aggregated alpha-synuclein, or Lewy bodies, in degenerating neurons in particular regions of the brain.

Elan’s early discovery efforts in Parkinson’s disease were guided by our expertise and leadership in Alzheimer’s disease research. Our scientists have made significant scientific progress to date in identifying unusual modified forms of alpha-synuclein in human Parkinson’s disease brain tissue. These unique forms have led us to a series of therapeutic targets that will be a focus of our small and large molecule drug discovery efforts over the next few years.

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

MULTIPLE SCLEROSIS

In autoimmune diseases such as MS and CD, the immune system mistakenly targets the cells, tissues and organs of a person’s body, generally causing inflammation. Inflammation is a response of body tissues to trauma, infection, chemical or physical injury, allergic reaction or other factors. It is usually characterized by a collection of cells and molecules at a target site. Different autoimmune diseases affect the body in different ways. For example, in MS, the autoimmune reaction is directed against the brain, and in Crohn’s disease, it is directed against the gastrointestinal tract. Autoimmune diseases are often chronic, affecting millions of people and requiring life-long care. Most autoimmune diseases cannot currently be reversed or cured.

Alpha 4 Integrin and Tysabri

Our therapeutic strategy for treating autoimmune diseases is to identify mechanisms common to autoimmune diseases and develop novel therapeutics that stop the underlying causes of disease. Alpha 4 integrin is a protein expressed by immune cells that allows those cells to leave the bloodstream and invade target tissues. Blocking alpha 4 integrin stops immune cells from entering tissues.

Tysabri is an alpha 4 integrin antagonist. Tysabri is designed to inhibit immune cells from leaving the bloodstream and to prevent these immune cells from migrating into chronically inflamed tissue where they may cause or maintain inflammation. Tysabri was developed and is now being commercialized by Elan in collaboration with Biogen Idec.

Tysabri for the Treatment of Multiple Sclerosis

In June 2006, the FDA approved the reintroduction of Tysabri as a monotherapy to treat relapsing forms of MS. Approval for the marketing of Tysabri in the European Union was also received in June 2006. The distribution of Tysabri in both the United States and European Union commenced in July 2006. Tysabri currently is approved in more than 30 countries worldwide, including the United States, the countries of the European Union, Switzerland, Canada, Australia, New Zealand and Israel.

In the United States, Europe and the ROW, provisions are in place to ensure patients are informed of the risks associated with Tysabri therapy, including PML, and to enhance collection of post-marketing data on the safety and utilization of Tysabri for MS. PML is an opportunistic viral infection of the brain that usually leads to death or severe disability. Three cases of PML were detected in clinical trials with Tysabri among patients who were also taking other therapies, leading to a temporary marketing suspension of the product in the United States in February 2005.

As of late December 2007, there were approximately 21,100 patients receiving Tysabri in either clinical or commercial settings, with 12,900 patients on Tysabri in the U.S. commercial setting, 7,500 on Tysabri outside of the United States in the commercial setting, and 700 patients in global clinical trials. The safety data to date continue to support a favorable benefit-risk profile for Tysabri. There have been no new reports of confirmed cases of PML since the U.S. reintroduction and EU launch in July 2006. Global in-market net sales of Tysabri totaled $342.9 million for 2007 (2006: $38.1 million), with global net revenue reported by Elan of $231.7 million for 2007 (2006: $17.5 million).

CROHN’S DISEASE AND OTHER AUTOIMMUNE DISEASES

About Crohn’s Disease

An estimated 500,000 people in the United States have Crohn’s disease, a chronic and progressive inflammatory disease of the gastrointestinal tract that commonly affects both men and women. Approximately 170,000 patients suffer from moderate to severe forms of the disease.

The disease usually causes diarrhea and crampy abdominal pain, often associated with fever and, at times, rectal bleeding. Loss of appetite and weight loss also may occur. Complications include narrowing of the intestine, obstruction, abscesses, fistulas (abnormal channels connecting the intestine and other organs, including the skin) and malnutrition. Most patients eventually require surgery, which has both risks and potential short- and long-term complications.

Crohn’s disease can have a devastating impact on the lifestyle of patients, many of whom are young and active. Currently, there is no medical or surgical cure for CD. Many patients fail to respond to current therapies, including biological therapies such as agents that inhibit tumor necrosis factor alpha (TNF-alpha). Due to this failure of current therapies in CD, therapies that have alternate biological targets provide patients and physicians with therapeutic options.

Tysabri for the Treatment of Crohn’s Disease

We evaluated Tysabri as a treatment for CD in collaboration with Biogen Idec. The safety and efficacy of Tysabri as both an induction and maintenance therapy were evaluated in 11 clinical studies, including three pivotal, randomized, double-blind, placebo-controlled, multi-center trials.

On January 14, 2008, the FDA approved the supplemental Biologics License Application (sBLA) for Tysabri, for inducing and maintaining clinical response and remission in adult patients with moderately to severely active CD, with evidence of inflammation, who have had an inadequate response to, or are unable to tolerate, conventional CD therapies and inhibitors of TNF-alpha.

In January 2008, we were notified by the European Commission that it had denied marketing authorization of Tysabri as a treatment of Crohn’s disease.

Other Indications for Tysabri

Elan and Biogen Idec continue to explore additional indications for Tysabri, including oncology and ulcerative colitis. An Investigational New Drug (IND) application was filed for Tysabri for multiple myeloma in 2007 and a proof of concept study is planned for the first half of 2008.

Other Autoimmune Diseases Research & Development

Our ongoing research in autoimmune diseases is primarily based on cell trafficking and focuses on discovering disease-modifying approaches to treating a wide range of autoimmune diseases, including MS and CD. Tysabri emerged from this research program. In 2007, we continued our research exploring novel anti-inflammatory approaches through our collaboration with Archemix Corp. (Archemix) in addition to our core alpha 4 integrin programs.

Since first publishing the hypothesis concerning the therapeutic potential of blocking alpha 4 integrin in 1992, our scientists have been expanding and refining our understanding of how cells enter tissues. Through this deep understanding, we have developed small molecules that can selectively block particular alpha 4 integrin interactions. We have advanced two compounds in this area, with ELND002 currently in Phase 1 and ELND004 expected to enter Phase 1 in the first half of 2008.

SEVERE CHRONIC PAIN

Our commercial activities related to meeting the needs of pain specialists addressing severe chronic pain involve Prialt, a new type of therapy for patients that we launched in the United States in January 2005.

Prialt

On December 28, 2004, the FDA approved Prialt for the management of severe chronic pain in patients for whom intrathecal therapy (IT) is warranted, and who are intolerant of or refractory to other treatments, such as systemic analgesics, adjunctive therapies or intrathecal morphine. Prialt is approved for use only in the Medtronic SynchroMed® EL, SynchroMed® II Infusion System and CADD-Micro® ambulatory infusion pump.

Prialt is administered through appropriate programmable microinfusion pumps that can be implanted or external and that release the drug into the fluid surrounding the spinal cord. Prialt is in a class of non-opioid analgesics known as N-type calcium channel blockers. It is a synthetic equivalent of a naturally occurring conopeptide found in a marine snail known as Conus magus. Research suggests that the novel mechanism of action of Prialt works by targeting and blocking N-type calcium channels on nerves that ordinarily transmit pain signals.

Prialt has been evaluated as an IT infusion in more than 1,200 patients participating in chronic pain trials. The longest treatment duration to date is more than eight years. This combined number of patients represents the largest IT analgesic safety database ever complied for any IT treatment. Prialt is used in a variety of severe chronic pain patients, including patients with failed back surgery, complex regional pain syndrome, cancer, AIDS and other non-malignant causes.

In January 2005, we launched Prialt in the United States. We believe Prialt represents an important therapeutic option addressing an unmet need and that it has the potential for significant patient impact in the area of severe neuropathic pain. In October 2007, the revised Polyanalgesic Consensus Guidelines were published and recommended Prialt as a first-line alternative to morphine and hydromorphone for the IT infusion treatment of severe chronic pain. Revenue from sales of Prialt totaled $12.3 million for 2007 (2006: $12.1 million).

In March 2006, we sold the Prialt European rights to Eisai.

MAXIPIME AND AZACTAM

Severe bacterial infections remain a major medical concern. We distribute two products that treat severe bacterial infections, each designed to address medical needs within the hospital environment.

Maxipime

We licensed the U.S. marketing rights to Maxipime from Bristol-Myers Squibb Company (Bristol-Myers) in January 1999. Maxipime is a fourth-generation injectable cephalosporin antibiotic used to treat patients with serious and/or life-threatening infections. Revenue from sales of Maxipime totaled $122.5 million for 2007 (2006: $159.9 million). The basic U.S. patent on Maxipime expired in March 2007. On June 18, 2007, the first generic formulation of cefepime hydrochloride was approved by the FDA. Generic cefepime hydrochloride has, and we expect it will continue to, materially and adversely affect our revenues from, and gross margin for, Maxipime. While Maxipime is available through distributors, we no longer promote this product.

Azactam

We licensed the U.S. marketing rights to this injectable antibiotic from Bristol-Myers in January 1999. Azactam is a monobactam and is principally used by surgeons, infectious disease specialists and internal medicine physicians to treat pneumonia, post-surgical infections and septicemia. Azactam is often used in these infections for patients who have a known or suspected penicillin allergy. Revenue from sales of Azactam totaled $86.3 million for 2007 (2006: $77.9 million). The basic U.S. patent on Azactam expired in October 2005. No generic Azactam product has been approved to date. While Azactam is available through distributors, we no longer promote this product.

Please refer to Item 5.A. “Operating Results” for additional information concerning our revenue by category for 2007, 2006 and 2005.

Biopharmaceuticals Pipeline & Products

	Discovery	Preclinical	Phase 1	Phase 2	Phase 3	Filed	Approved	Marketed
Neurodegenerative Diseases								
Alzheimer's Disease Immunotherapies (with Wyeth)								
Bapineuzumab (AAB-001) Monoclonal Antibody Intravenous								
Bapineuzumab (AAB-001) Monoclonal Antibody Subcutaneous								
AAB-002 Monoclonal Antibody								
ACC-001 Immunoconjugate								
Alzheimer's Disease Abeta Aggregation Inhibitors (with Transition Therapeutics)								
ELND005								
Alzheimer's Disease Secretase Inhibitors								
Beta Secretase Research								
Gamma Secretase Research								
Gamma Secretase Inhibitor (by Eli Lilly)								
Parkinson's Disease								
Parkinson's Research								
Autoimmune Diseases								
Multiple Sclerosis (with Biogen Idec)								
Tysabri® (natalizumab) (U.S.)								
Tysabri® (natalizumab) (EU)								
Crohn's Disease (with Biogen Idec)								
Tysabri® (natalizumab) (U.S.)								
Autoimmune Diseases								
Small Molecules natalizumab Follow-Ons								
Autoimmune Research								
Severe Chronic Pain and Infectious Diseases								
Severe Chronic Pain								
Prialt® (ziconotide intrathecal infusion) (U.S.)								
Infectious Diseases								
Azactam® (aztreonam for injection, USP) (U.S.)								
Maxipime® (cefepime hydrochloride) for Injection (U.S.)

ELAN DRUG TECHNOLOGIES

EDT is an established, profitable and growing specialty pharmaceutical business unit of Elan. For nearly 40 years, EDT has been applying its skills and knowledge to enhance the performance of dozens of drugs that have been marketed worldwide. Today, products enabled by EDT technologies are used by millions of patients each day.

EDT is focused on using its extensive experience, proprietary drug delivery technologies and licensing capabilities to develop innovative products that deliver clinically meaningful benefits to patients. EDT’s product development capabilities span formulation development, clinical trial management, analytical development, clinical trial material manufacturing, product scale-up, product registration and commercial manufacturing.

EDT has manufacturing and research facilities in the United States and Ireland.

EDT generated $295.5 million in revenue in 2007, and an operating profit of $85.2 million. EDT generates revenue from two sources: from royalties and manufacturing fees from licensed products, and from contract revenues relating to R&D services, license fees and milestones.

Typically, EDT receives royalties in the single digit range as well as manufacturing fees based on cost plus arrangements where appropriate. More recently, EDT has brought product concepts to a later stage of development before out-licensing and as a result has been able to retain an increasing proportion of the economics. There are currently 22 products marketed by EDT licensees, with eight of these having been launched since 2001. EDT has a broad pipeline, with 17 products in clinical development, including three filed, four in Phase 3, five in Phase 2 and five in Phase 1. These marketed and pipeline products and EDT’s technologies are protected by an extensive intellectual property portfolio, with approximately 1,700 patents and patent applications.

Marketed Products

22 products that incorporate EDT technologies are currently marketed by EDT licensees, and on which EDT receives royalties and in some cases manufacturing fees, including:

Licensee	Product	Indication

Abbott Laboratories	TriCor®	Cholesterol
Merck & Co., Inc.	Emend®	Nausea post chemo
Novartis AG	Focalin®/Ritalin®	ADHD(1)
Wyeth	Rapamune®	Anti-Rejection
Victory Pharma	Naprelan®	NSAID(2) — Pain
King Pharmaceuticals, Inc.	Avinza®	Chronic pain
Par Pharmaceutical Co., Inc.	Megace® ES	Cachexia
Acorda Therapeutics, Inc.	Zanaflex®	Muscle spasticity

(1)	Attention Deficit Hyperactivity Disorder

(2)	Non-Steroidal Anti-Inflammatory Drug

Product Pipeline

EDT’s current pipeline spans a range of therapeutic classes, routes of administration and licensee profiles, as outlined below. In addition, EDT has a large number of projects at the preclinical or formulation development stage.

Technologies

NanoCrystal® Technology

EDT’s proprietary NanoCrystal technology is a drug optimization technology applicable to many poorly water-soluble compounds. It is an enabling technology for evaluating new chemical entities exhibiting poor water-solubility and a tool for optimizing the performance of established drugs. NanoCrystal technology involves reducing crystalline drugs to particles under 400 nanometers in size. By reducing particle size, the exposed surface area of the drug is increased and then stabilized to maintain particle size. The drug in NanoCrystal form can be incorporated into common dosage forms, including tablets, capsules, inhalation devices, and sterile forms for injection, with the potential for substantial improvements to clinical performance.

The potential benefits of applying the NanoCrystal technology for existing and new products include:

•	Enhancing oral bioavailability;

•	Increased therapeutic effectiveness;

•	Reducing/eliminating fed/fasted variability;

•	Optimizing delivery; and

•	Increased absorption.

EDT’s NanoCrystal technology has now been incorporated into 4 commercialized products, with more than 30 other compounds at various stages of development.

Oral Controlled-Release (OCR) Technologies

OCR technologies provide significant benefits in developing innovative products that provide meaningful clinical benefits to patients. EDT has developed a range of OCR technologies, which it applies to help overcome many of the technical difficulties that have been encountered in developing oral controlled-release products. Oral controlled-release products are often difficult to formulate, develop and manufacture. As a result, significant experience, expertise and know-how are required to successfully develop such products.

EDT’s OCR technologies are focused on using advanced drug delivery technology and its manufacturing expertise to formulate, develop and manufacture controlled-release, oral dosage form pharmaceutical products that improve the release characteristics and efficacy of active drug agents, and also provide improved patient convenience and compliance. The drug delivery technologies employed, coupled with its manufacturing expertise, enable EDT to cost-effectively develop value-added products and to enhance product positioning.

EDT’s suite of OCR technologies has been incorporated into many commercialized products. EDT’s OCR technology platform allows a range of release profiles and dosage forms to be engineered. Customized release profiles for oral dosage forms such as extended release, delayed release and pulsatile release have all been successfully developed and commercialized.

EDT’s Business Strategy

EDT’s business strategy is focused on profitably growing its business as a specialty pharmaceutical business unit of Elan, underpinned by its product development capabilities and drug delivery technologies. In the near to medium term, EDT will continue to drive growth through its existing approved licensed products and pipeline of 17 products in clinical development. In addition, EDT will seek to generate new pipeline opportunities by entering into further licensing arrangements with pharmaceutical companies, and identifying and developing proprietary products as EDT evolves its specialty pharmaceutical business model.

EDT’s strategy, based on its comprehensive product development and proprietary technology platforms, involves two complementary elements:

•	Selectively developing product candidates based on its proprietary technologies (Proprietary Product Candidates or PPCs) where EDT originates the product concept and ultimately develops the product to a later stage of development prior to out-licensing or making a decision to continue development itself, with a view to ultimately marketing the product by itself or in co-promotion with a marketing partner; and

•	Working with pharmaceutical companies to develop products through the application of EDT technologies to their pipeline and marketed products.

Development of PPCs involves lower risk, reduced costs and faster development timelines compared to traditional new chemical entity drug development. PPCs are based on existing drugs with known safety and efficacy profiles.

EDT intends to implement its strategies in the following manner:

1. Progress EDT’s existing pipeline to generate future revenues and value;

2. Continue to build and develop EDT’s product pipeline;

3.	Capture an increasing share of revenues on products being developed by EDT through the evolution of its specialty pharmaceutical business strategy;

4.	Continue to maintain EDT’s position as a leading provider of drug optimization solutions to pharmaceutical and biotechnology licensees; and

5. Enhance and expand its technologies, products and capabilities.

ENVIRONMENT

The U.S. market is our most important market. Refer to Note 30 to the Consolidated Financial Statements for an analysis of revenue by geographic region. For this reason, the factors discussed below, such as “Government Regulation” and “Product Approval,” place emphasis on requirements in the United States.

Government Regulation

The pharmaceutical industry is subject to significant regulation by international, national, state and local governmental regulatory agencies. Pharmaceutical product registration is primarily concerned with the safety, efficacy and quality of new drugs and devices and, in some countries, their pricing. A product must generally undergo extensive clinical trials before it can be approved for marketing. The process of developing a new pharmaceutical product, from idea to commercialization, can take in excess of 10 years.

Governmental authorities, including the FDA and comparable regulatory authorities in other countries, regulate the design, development, testing, manufacturing and marketing of pharmaceutical products. Non-compliance with applicable requirements can result in fines and other judicially imposed sanctions, including product seizures, import restrictions, injunctive actions and criminal prosecutions. In addition, administrative remedies can involve requests to recall violative products; the refusal of the government to enter into supply contracts; or the refusal to approve pending product approval applications for drugs, biological products or medical devices until manufacturing or other alleged deficiencies are brought into compliance. The FDA also has the authority to cause the withdrawal of approval of a marketed product or to impose labeling restrictions.

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

The pricing of pharmaceutical products is regulated in many countries and the mechanism of price regulation varies. In the United States, while there are limited indirect federal government price controls over private sector purchases of drugs, it is not possible to predict future regulatory action on the pricing of pharmaceutical products.

In June 2001, we received a letter from the Federal Trade Commission (FTC) stating that the FTC was conducting a non-public investigation to determine whether Brightstone Pharma, Inc. (Brightstone), Elan Corporation, plc or others may have engaged in an effort to restrain trade by entering into an agreement that may restrict the ability of Brightstone or others to market a bioequivalent or generic version of Naprelan. In October 2001, our counsel met informally with the FTC staff to discuss the matter. No further communication from the FTC was received until December 2002, when we were served with a subpoena duces tecum from the FTC for the production of documents related to Naprelan. We have voluntarily provided documents and witness testimony in response to the subpoena and continue to cooperate with the FTC relating to this investigation. We do not believe that it is feasible to predict or determine the outcome of the investigation and any possible effect on our business, or to reasonably estimate the amounts or potential range of loss, if any, with respect to the resolution of the investigation.

In January 2006, we received a subpoena from the U.S. Department of Justice and the Department of Health and Human Services, Office of Inspector General, asking for documents and materials primarily related to our marketing practices for Zonegran. In April 2004, we completed the sale of our interests in Zonegran in North America and Europe to Eisai. We are cooperating with the government in its investigation. The resolution of this Zonegran matter could require Elan to pay substantial fines and to take other actions that could have a material adverse effect on Elan. In April 2006, Eisai delivered to Elan a notice making a contractual claim for indemnification in connection with a similar subpoena received by Eisai.

Product Approval

Preclinical tests assess the potential safety and efficacy of a product candidate in animal models. The results of these studies must be submitted to the FDA as part of an IND before human testing may proceed.

The clinical trial process can take three to 10 years or more to complete, and there can be no assurance that the data collected will demonstrate that the product is safe or effective, or, in the case of a biologic product, pure and potent, or will provide sufficient data to support FDA approval of the product. The FDA may place clinical trials on hold at any point in this process if, among other reasons, it concludes that clinical subjects are being exposed to an unacceptable health risk. Trials may also be terminated by institutional review boards, which must review and approve all research involving human subjects. Side effects or adverse events that are reported during clinical trials can delay, impede or prevent marketing authorization.

The results of the preclinical and clinical testing, along with information regarding the manufacturing of the product and proposed product labeling, are evaluated and, if determined appropriate, submitted to the FDA through a license application such as a New Drug Application (NDA) or a Biologics License Application (BLA). In certain cases an Abbreviated New Drug Application (ANDA) can be filed in lieu of filing an NDA.

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

At December 31, 2007, we employed 547 people in our manufacturing and supply activities, over half of these in Athlone, Ireland. This facility is our primary location for the manufacture of oral solid dosage products, including instant, controlled-release and oral nano particulate products. Additional dosage capabilities may be added as required to support future product introductions. Our facility in Gainesville, Georgia, United States, provides additional oral controlled-release dosage product manufacturing capability and is registered with the U.S. Drug Enforcement Administration for the manufacture, packaging and distribution of Schedule II controlled drugs.

We may invest a significant amount into building a biologics manufacturing facility in Ireland.

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

Tysabri is covered by a number of issued patents and pending patent applications in the United States and many other countries. We have a basic U.S. patent, which expires in 2017, for Tysabri covering the humanized antibody and its use to treat MS. Additional U.S. patents and patent applications of Elan and/or our collaborator, Biogen Idec, which cover: (i) the use of Tysabri to treat irritable bowel disease and a variety of other indications and (ii) methods of manufacturing Tysabri, generally expire between 2012 and 2020. Outside the United States, patents and patent applications on the product and methods of manufacturing the product generally expire between 2014 and 2020, and may be subject to additional patent protection until 2020 in the nature of Supplementary Protection Certificates. International patents and patent applications covering methods of treatment using Tysabri would generally expire between 2012 to 2020.

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

The fundamental U.S. patent covering the use of Prialt to produce analgesia expires in 2016. A further U.S. patent covering the stabilized formulation of Prialt expires in 2015.

The basic U.S. patent for Maxipime expired in March 2007. An ANDA for a generic version of cefepime hydrochloride was approved by the FDA on June 18, 2007 and marketing of the generic product began immediately thereafter. Following this introduction of generic cefepime to the market, our revenues from, and gross margin for, Maxipime were materially and adversely affected.

The basic U.S. patent for Azactam expired in October 2005. Azactam is expected to face generic competition, which is expected to have a substantial adverse effect on our revenues from, and gross margin for, this product.

The primary patents covering Elan’s NanoCrystal technology expire in the United States in 2011 and in some countries outside the United States in 2012. We also have numerous U.S. and international patents and patent applications that relate to our NanoCrystal drug optimization technology applicable to poorly water-soluble compounds.

In addition, we have a robust patent estate resulting from our Alzheimer’s disease research.

Competition

The pharmaceutical industry is highly competitive. Our principal pharmaceutical competitors consist of major international companies, many of which are larger and have greater financial resources, technical staff, manufacturing, R&D and marketing capabilities than we have. We also compete with smaller research companies and generic drug manufacturers.

Tysabri, a treatment for relapsing forms of MS, competes primarily with Avonex® marketed by our collaborator Biogen Idec, Betaseron® marketed by Berlex (an affiliate of Bayer Schering Pharma AG) in the United States and sold under the name Betaferon® by Bayer Schering Pharma in Europe, Rebif® marketed by Merck Serono and

Pfizer Inc. (Pfizer) in the United States and by Merck Serono in Europe, and Copaxone® marketed by Teva Neurosciences, Inc. (Teva) in the United States and co-promoted by Teva and Sanofi-Aventis in Europe. Many companies are working to develop new therapies or alternative formulations of products for MS, which if successfully developed would compete with Tysabri.

A drug may be subject to competition from alternative therapies during the period of patent protection or regulatory exclusivity and, thereafter, it may be subject to further competition from generic products. Our product Azactam lost its basic U.S. patent protection in October 2005, and the basic U.S. patent for Maxipime expired in March 2007.

Generic competitors have challenged existing patent protection for some of the products from which we earn manufacturing or royalty revenue. If these challenges are successful, our manufacturing and royalty revenue will be materially and adversely affected.

Governmental and other pressures toward the dispensing of generic products may rapidly and significantly reduce, slow or reverse the growth in, sales and profitability of any of our products not protected by patents or regulatory exclusivity, and may adversely affect our future results and financial condition. The launch of competitive products, including generic versions of our products, has had and may have a material adverse effect on our revenues and results of operations.

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

Employees

On December 31, 2007, we had 1,610 employees worldwide, of whom 553 were engaged in R&D activities, 547 were engaged in manufacturing and supply activities, 211 were engaged in sales and marketing activities and the remainder worked in general and administrative areas.

C.	Organizational Structure

At December 31, 2007, we had the following principal subsidiary undertakings:

		Group
		Share	Registered Office &
Company	Nature of Business	%	Country of Incorporation

Athena Neurosciences, Inc.	Holding company	100	800 Gateway Blvd. South San Francisco, CA, United States
Elan Drug Delivery, Inc.	R&D	100	3000 Horizon Drive King of Prussia, PA, United States
Elan Finance plc	Financial services company	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan Holdings, Inc.	Manufacture of pharmaceutical and medical device products	100	1300 Gould Drive Gainesville, GA, United States
Elan Holdings Ltd.	Holding company	100	Monksland, Athlone Co. Westmeath, Ireland
Elan International Services Ltd.	Financial services company	100	Clarendon House, 2 Church Street Hamilton, Bermuda
Elan Management Ltd.	Provision of management services	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan Pharma International Ltd.	R&D, manufacture, sale and distribution of pharmaceutical products and financial services	100	Monksland, Athlone Co. Westmeath, Ireland
Elan Pharmaceuticals, Inc.	R&D and sale of pharmaceutical products	100	800 Gateway Blvd. South San Francisco, CA, United States
Monksland Holding BV	Financial services company	100	Claude Debussylaan 1082MD Amsterdam The Netherlands

D.	Property, Plant and Equipment

We consider that our properties are in good operating condition and that our machinery and equipment has been well maintained. Facilities for the manufacture of products are suitable for their intended purposes and have capacities adequate for current and projected needs.

For additional information, refer to Note 14 to the Consolidated Financial Statements, which discloses amounts invested in land and buildings and plant and equipment; Note 22 to the Consolidated Financial Statements, which discloses future minimum rental commitments; Note 26 to the Consolidated Financial Statements, which discloses capital commitments for the purchase of property, plant and equipment; and Item 5.B. “Liquidity and Capital Resources,” which discloses our capital expenditures.

The following table lists the location, ownership interest, use and approximate size of our principal properties:

		Size
Location and Ownership Interest	Use	(Sq. Ft.)

Owned: Athlone, Ireland	R&D, manufacturing and administration	463,000
Owned: Gainesville, Georgia, United States	R&D, manufacturing and administration	89,000
Leased: South San Francisco, California, United States	R&D, sales and administration	257,000	(1)(2)
Leased: King of Prussia, Pennsylvania, United States	R&D, manufacturing, sales and administration	113,000
Leased: Dublin, Ireland	Corporate administration	20,000
Leased: New York City, New York, United States	Corporate administration	14,000

(1)	In June and December 2007, we entered into lease agreements for two additional buildings in South San Francisco, which are currently under construction. The square footage for the first building will be approximately 109,000 square feet and for the second building approximately 83,000 square feet, which are not included in the 257,000 square feet noted above. The lease term for the first building is expected to commence in the first quarter of 2009 and the second in the first quarter of 2010. The buildings will be utilized for our R&D, sales and administrative functions.

(2)	Approximately 43,000 square feet of the 257,000 square feet currently occupied are related to short-term leases that we expect to vacate once the two additional buildings are constructed.

Item 4A.	Unresolved Staff Comments.

Not applicable.

Item 5.	Operating and Financial Review and Prospects.

The following discussion and analysis should be read in conjunction with our Consolidated Financial Statements, the accompanying notes thereto and other financial information, appearing in Item 18. “Consolidated Financial Statements.”

Our Consolidated Financial Statements contained in this Form 20-F have been prepared on the basis of U.S. GAAP. In addition to the Consolidated Financial Statements contained in this Form 20-F, we also prepare separate Consolidated Financial Statements, included in our Annual Report, in accordance with IFRS, which differ in certain significant respects from U.S. GAAP. The Annual Report under IFRS is a separate document from this Form 20-F.

This financial review primarily discusses:

•	Current operations;

•	Critical accounting policies;

•	Recently issued accounting pronouncements;

•	Post balance sheet events;

•	Results of operations for the year ended December 31, 2007 compared to 2006 and 2005;

•	Segment analysis; and

•	Our financial position, including capitalization and liquidity.

Our operating results may be affected by a number of factors, including those described under Item 3.D. “Risk Factors.”

CURRENT OPERATIONS

Our business is organized into two business units: Biopharmaceuticals and EDT. Biopharmaceuticals engages in research, development and commercial activities primarily in Alzheimer’s disease, Parkinson’s disease, multiple sclerosis, Crohn’s disease, severe chronic pain and infectious diseases. EDT is an established, profitable and growing specialty pharmaceutical business unit of Elan. For nearly 40 years, EDT has been applying its skills and knowledge to enhance the performance of dozens of drugs that have been marketed worldwide. For additional information on our current operations, please refer to Item 4.B. “Business Overview.”

CRITICAL ACCOUNTING POLICIES

The Consolidated Financial Statements include certain estimates based on management’s best judgments. Estimates are used in determining items such as the carrying values of intangible assets and tangible fixed assets, the fair value of share-based compensation, revenue recognition, the accounting for contingencies and estimating sales rebates and discounts, among other items. Because of the uncertainties inherent in such estimates, actual results may differ materially from these estimates.

Goodwill, Other Intangible Assets, Tangible Fixed Assets and Impairment

Total goodwill and other intangible assets amounted to $457.6 million at December 31, 2007 (2006: $582.2 million). We account for goodwill and identifiable intangible assets in accordance with the Financial Accounting Standards Board’s (FASB) Statement No. 142, “Goodwill and Other Intangible Assets,” (SFAS 142). Pursuant to SFAS 142, goodwill and identifiable intangible assets with indefinite useful lives are no longer amortized, but instead are tested for impairment at least annually. At December 31, 2007, we had no other intangible assets with indefinite lives.

Intangible assets with estimable useful lives are amortized on a straight-line basis over their respective estimated useful lives to their estimated residual values and, as with other long-lived assets such as tangible fixed assets, are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. We determine fair value using the income approach based on estimated discounted cash flows. Our cash flow assumptions consider historical and forecasted revenue and operating costs and other relevant factors. If we were to use different estimates, particularly with respect to the likelihood of R&D success, the likelihood and date of commencement of generic competition or the impact of any reorganization or change of business focus, then a material impairment charge could arise. We believe that we have used reasonable estimates in assessing the carrying values of our intangible assets. The results of certain impairment tests on intangible assets with estimable useful lives are discussed below.

We review our goodwill for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. The goodwill impairment test is a two-step test and is performed at the reporting unit level. A reporting unit is the same as, or one level below, an operating segment as defined by SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.” We have two reporting units: Biopharmaceuticals and EDT. Under the first step, we compare the fair value of each reporting unit with its carrying value, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired and step two does not need to be performed. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test would be performed to measure the amount of impairment charge, if any. The second step compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill, and any excess of the carrying amount over the implied fair value is recognized as an impairment charge. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination is determined, by allocating the fair value of a reporting unit to individual assets and liabilities. The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. In evaluating goodwill for impairment, we determine the fair values of the reporting units using the income approach, based on estimated discounted future cash flows. The results of our goodwill impairment tests did not indicate any impairment in 2007, 2006 or 2005.

In June 2007, we recorded an impairment charge of $52.2 million, within other net charges in the Consolidated Income Statement, relating to the Maxipime and Azactam intangible assets. As a direct result of the approval of a first generic formulation of cefepime hydrochloride in June 2007 and the anticipated approval for a generic form of Azactam, we revised the projected future cumulative undiscounted cash flows. The revised projected cumulative undiscounted cash flows were lower than the intangible assets’ carrying value, thus indicating the intangible assets were not recoverable. Consequently, the impairment charge was calculated as the excess of the carrying value over the discounted net present value. In conjunction with the impairment charge, we revised the estimated useful lives of the intangibles by nine months from September 2008 to December 2007. Accordingly, the remaining net intangible assets’ carrying value was amortized, on a straight-line basis, through December 31, 2007. There were no material impairment charges relating to intangible assets in either 2006 or 2005. For additional information on goodwill and other intangible assets, refer to Note 15 to the Consolidated Financial Statements.

In January 2005, we launched Prialt in the United States. Revenues from sales of Prialt totaled $12.3 million, $12.1 million and $6.3 million in 2007, 2006 and 2005, respectively. These revenues were lower than our initial forecast. Our estimates of the recoverable amount of this product, based on future net cash flows, are in excess of the asset’s carrying value of $58.1 million at December 31, 2007. We believe that we have used reasonable estimates in assessing the carrying value of this intangible. Nevertheless, should our future revenues from this product fail to meet our expectations, the carrying value of this asset may become impaired.

We have invested significant resources in our manufacturing facilities in Ireland to provide us with the capability to manufacture products from our product development pipeline. To the extent that we are not successful in developing these pipeline products or do not acquire products to be manufactured at our facilities, the carrying value of these facilities may become impaired. At December 31, 2007, our best estimates of the likely success of development and commercialization of our pipeline products support the carrying value of our manufacturing facilities.

Revenue Recognition

We recognize revenue from the sale of our products, royalties earned and contract arrangements in accordance with the SEC’s Staff Accounting Bulletin No. 104, “Revenue Recognition,” (SAB 104), which requires the deferral and amortization of up-front fees when there is a significant continuing involvement (such as an ongoing product manufacturing contract) by the seller after an asset disposal. We defer and amortize up-front license fees to the income statement over the “performance period.” The performance period is the period over which we expect to provide services to the licensee as determined by the contract provisions. Generally, milestone payments are recognized when earned and non-refundable, and when we have no future legal obligation pursuant to the payment. However, the actual accounting for milestones depends on the facts and circumstances of each contract. We apply the substantive milestone method in accounting for milestone payments. This method requires that substantive effort must have been applied to achieve the milestone prior to revenue recognition. If substantive effort has been applied, the milestone is recognized as revenue, subject to it being earned, non-refundable and not subject to future legal obligation. This requires an examination of the facts and circumstances of each contract. Substantive effort may be demonstrated by various factors, including the risks associated with achieving the milestone, the period of time over which effort was expended to achieve the milestone, the economic basis for the milestone payment and licensing arrangement and the costs and staffing to achieve the milestone. It is expected that the substantive milestone method will be appropriate for most contracts. If we determine the substantive milestone method is not appropriate, we apply the proportional performance method to the relevant contract. This method recognizes as revenue the percentage of cumulative non-refundable cash payments earned under the contract, based on the percentage of costs incurred to date compared to the total costs expected under the contract.

Share-Based Compensation

Beginning January 1, 2006, we account for share-based compensation in accordance with SFAS No. 123 (revised 2004), “Share-Based Payment,” (SFAS 123R), which requires the measurement and recognition of compensation expense for all share-based awards made to employees and directors based on estimated grant date fair values. These awards include employee stock options, RSUs and stock purchases related to our employee equity purchase plans. We elected to apply the modified prospective transition method, under which periods prior to 2006 have not been restated to reflect, and do not include, the impact of SFAS 123R. The adoption of SFAS 123R has had a material effect on our reported financial results. Share-based compensation expense recognized under SFAS 123R for the years ended December 31, 2007 and 2006 was $45.1 million and $47.1 million, respectively. For additional information, refer to Note 25 to the Consolidated Financial Statements.

SFAS 123R requires companies to estimate the fair values of share-based awards on the date of grant using an option-pricing model. The value of awards expected to vest is recognized as an expense over the requisite service periods. Prior to the adoption of SFAS 123R, we had accounted for share-based awards to employees and directors using the intrinsic value method in accordance with the Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” (APB 25) as allowed under SFAS 123. Under the intrinsic value method, no share-based compensation expense had been recognized in our Consolidated Statement of Operations, other than as related to modifications and compensatory employee equity purchase plans, because the exercise price of the stock options granted to employees and directors equaled the fair market value of the underlying stock at the date of grant.

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

In April 2007, we modified outstanding stock option grants and outstanding 2007 RSUs held by members of the Operating Committee of Elan (15 members at the modification date) to provide for the accelerated vesting of the awards upon involuntary termination, for any reason other than cause, together with the extension of the period to exercise outstanding stock options for a two-year period (previously 90 days) from the termination date. This resulted in the fair value of the outstanding options being remeasured at the modification date. The impact of the modification for all applicable outstanding awards amounted to additional share-based compensation expense of $0.8 million, which has been and will be taken into account over the remaining vesting terms of the awards from the modification date.

Contingencies Relating to Actual or Potential Administrative and Legal Proceedings

We are currently involved in legal and administrative proceedings, relating to securities matters, patent matters, antitrust matters and other matters, some of which are described in Note 27 to the Consolidated Financial Statements. In accordance with SFAS No. 5, “Accounting for Contingencies,” we assess the likelihood of any adverse outcomes to contingencies, including legal matters, as well as potential ranges of probable losses. We record accruals for such contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. If an unfavorable outcome is probable, but the amount of the loss cannot be reasonably estimated, we estimate the range of probable loss and accrue the most probable loss within the range. If no amount within the range is deemed more probable, we accrue the minimum amount within the range. If neither a range of loss nor a minimum amount of loss is estimable, then appropriate disclosure is provided, but no amounts are accrued. As of December 31, 2007, we had accrued $1.7 million, representing our estimates of liability and costs for the resolution of these matters. We developed estimates in consultation with outside counsel handling our defense in these matters using the facts and circumstances known to us. The factors that we consider in developing our legal contingency accrual include the merits and jurisdiction of the litigation, the nature and number of other similar current and past litigation cases, the nature of the product and assessment of the science subject to the litigation, and the likelihood of settlement and state of settlement discussions, if any. We believe that the legal contingency accrual that we have established is appropriate based on current factors and circumstances. However, it is possible that other people applying reasonable judgment to the same facts and circumstances could develop a different liability amount. The nature of these matters is highly uncertain and subject to change. As a result, the amount of our liability for certain of these matters could exceed or be less than the amount of our estimates, depending on the outcome of these matters.

Sales Discounts and Allowances

We recognize revenue on a gross revenue basis and make various deductions to arrive at net revenue as reported in the Consolidated Statements of Operations. These adjustments are referred to as sales discounts and allowances and are described in detail below. Sales discounts and allowances include charge-backs, managed health care and Medicaid rebates, cash discounts, sales returns and other adjustments. Estimating these sales discounts and allowances is complex and involves significant estimates and judgments, and we use information from both internal and external sources to generate reasonable and reliable estimates. We believe that we have used reasonable judgments in assessing our estimates, and this is borne out by our historical experience. At December 31, 2007, we had total provisions of $18.9 million for sales discounts and allowances, of which approximately 39.9%, 37.2% and 20.5% related to Azactam, Maxipime and Tysabri, respectively. We have more than nine years of experience in relation to Maxipime and Azactam and almost two years of experience for Tysabri. The sales discounts and allowances related to Tysabri are estimated based on historical data of a similar product and our experience to date with this product. We do not expect Tysabri sales returns to be material given the manner in which this product is prescribed and used.

We do not conduct our sales using the consignment model. All of our product sales transactions are based on normal and customary terms whereby title to the product and substantially all of the risks and rewards transfer to the customer upon either shipment or delivery. Furthermore, we do not have an incentive program that would compensate a wholesaler for the costs of holding inventory above normal inventory levels, thereby encouraging wholesalers to hold excess inventory.

We account for sales discounts, allowances and returns in accordance with the FASB’s Emerging Issues Task Force (EITF) Issue No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products),” and SFAS No. 48, “Revenue Recognition When Right of Return Exists,” (SFAS 48) as applicable.

The table below summarizes our sales discounts and allowances to adjust gross revenue to net revenue for each significant category. An analysis of the separate components of our revenue is set out in Item 5.A. “Operating Results,” and in Note 3 to the Consolidated Financial Statements.

	Years Ended December 31,
	2007	2006	2005

Gross revenue subject to discounts and allowances	$522.6	$311.3	$273.2
Manufacturing revenue and royalties	271.3	234.8	207.1
Contract revenue	30.8	27.5	32.2
Amortized revenue — Adalat®/Avinza®	4.5	30.7	34.0

Gross revenue	$829.2	$604.3	$546.5

Sales discounts and allowances:
Charge-backs	$(41.6)	$(28.6)	$(22.8)
Managed health care rebates and other contract discounts	(2.9)	(3.7)	(2.9)
Medicaid rebates	(3.5)	(1.2)	(1.6)
Cash discounts	(11.5)	(6.5)	(5.5)
Sales returns	(4.3)	(0.6)	(20.9)
Other adjustments	(6.0)	(3.3)	(2.5)

Total sales discounts and allowances	$(69.8)	$(43.9)	$(56.2)

Net revenue subject to discounts and allowances	452.8	267.4	217.0
Manufacturing revenue and royalties	271.3	234.8	207.1
Contract revenue	30.8	27.5	32.2
Amortized revenue — Adalat/Avinza	4.5	30.7	34.0

Net revenue	$759.4	$560.4	$490.3

Total sales discounts and allowances were 13.4% of gross revenue subject to discounts and allowances in 2007, 14.1% in 2006 and 20.6% in 2005, as detailed in the rollforward below and as further explained in the following paragraphs.

Charge-backs as a percentage of gross revenue subject to discounts and allowances were 8.0% in 2007, 9.2% in 2006 and 8.3% in 2005. The managed health care rebates and Medicaid rebates as a percentage of gross revenue subject to discounts and allowances were 0.6% and 0.7%, respectively, in 2007; 1.2% and 0.4%, respectively, in 2006; and 1.1% and 0.6%, respectively, in 2005. These changes are due primarily to changes in the product mix.

Cash discounts as a percentage of gross revenue subject to discounts and allowances remained fairly consistent at 2.2% in 2007, compared to 2.1% in 2006 and 2.0% in 2005. In the United States, we offer cash discounts, generally at 2% of the sales price, as an incentive for prompt payment by our customers.

Sales returns as a percentage of gross revenue subject to discounts and allowances were 0.8% in 2007, 0.2% in 2006 and 7.7% in 2005. The decrease in 2006 as compared to 2005 was principally due to the voluntary suspension of Tysabri in February 2005, which increased the provision for returns in 2005, and changes in the product mix.

The following table sets forth the activities and ending balances of each significant category of adjustments for the sales discounts and allowances (in millions):

		Managed
		Health Care
		Rebates and
	Charge-	Other Contract	Medicaid	Cash	Sales	Other
	Backs	Discounts	Rebates	Discounts	Returns	Adjustments	Total

Balance at December 31, 2005	$6.7	$1.4	$1.1	$0.9	$6.6	$0.5	$17.2
Provision related to sales made in current period	28.6	3.7	1.2	6.5	2.3	3.3	45.6
Provision related to sales made in prior periods	—	—	—	—	(1.7)	—	(1.7)
Returns and payments	(28.6)	(3.5)	(1.4)	(6.3)	(2.0)	(2.8)	(44.6)

Balance at December 31, 2006	6.7	1.6	0.9	1.1	5.2	1.0	16.5
Provision related to sales made in current period	41.6	2.9	3.5	11.5	3.9	6.0	69.4
Provision related to sales made in prior periods	—	—	—	—	0.4	—	0.4
Returns and payments	(42.9)	(3.6)	(1.4)	(11.6)	(1.9)	(6.0)	(67.4)

Balance at December 31, 2007	$5.4	$0.9	$3.0	$1.0	$7.6	$1.0	$18.9

(a) Charge-backs

In the United States, we participate in charge-back programs with a number of entities, principally the U.S. Department of Defense, the U.S. Department of Veterans Affairs, Group Purchasing Organizations and other parties whereby pricing on products is extended below wholesalers’ list prices to participating entities. These entities purchase products through wholesalers at the lower negotiated price, and the wholesalers charge the difference between these entities’ acquisition cost and the lower negotiated price back to us. We account for charge-backs by reducing accounts receivable in an amount equal to our estimate of charge-back claims attributable to a sale. We determine our estimate of the charge-backs primarily based on historical experience on a product-by-product and program basis, and current contract prices under the charge-back programs. We consider vendor payments, estimated levels of inventory in the wholesale distribution channel, and our claim processing time lag and adjust accounts receivable and revenue periodically throughout each year to reflect actual and future estimated experience.

As described above, there are a number of factors involved in estimating the accrual for charge-backs, but the principal factor relates to our estimate of the levels of inventory in the wholesale distribution channel. At December 31, 2007, Maxipime, Azactam and Tysabri represented approximately 73.6%, 15.6% and 10.3%, respectively, of the total charge-backs accrual balance of $5.4 million. If we were to increase/(decrease) our estimated level of inventory in the wholesale distribution channel by one month’s worth of demand for Maxipime, Azactam and Tysabri, the accrual for charge-backs would increase/(decrease) by approximately $0.8 million. We believe that our estimate of the levels of inventory for Maxipime, Azactam and Tysabri in the wholesale distribution channel is reasonable because it is based upon multiple sources of information, including data received from all of the major wholesalers with respect to their inventory levels and sell-through to customers, third-party market research data, and our internal information.

(b) Managed healthcare rebates and other contract discounts

We offer rebates and discounts to managed healthcare organizations in the United States. We account for managed healthcare rebates and other contract discounts by establishing an accrual equal to our estimate of the amount attributable to a sale. We determine our estimate of this accrual primarily based on historical experience on a product-by-product and program basis and current contract prices. We consider the sales performance of products subject to managed healthcare rebates and other contract discounts, processing claim lag time and estimated levels of inventory in the distribution channel and adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience.

(c) Medicaid rebates

In the United States, we are required by law to participate in state government-managed Medicaid programs, as well as certain other qualifying federal and state government programs whereby discounts and rebates are provided to participating state and local government entities. Discounts and rebates provided through these other qualifying federal and state government programs are included in our Medicaid rebate accrual and are considered Medicaid rebates for the purposes of this discussion. We account for Medicaid rebates by establishing an accrual in an amount equal to our estimate of Medicaid rebate claims attributable to a sale. We determine our estimate of the Medicaid rebates accrual primarily based on historical experience regarding Medicaid rebates, legal interpretations of the applicable laws related to the Medicaid and qualifying federal and state government programs, and any new information regarding changes in the Medicaid programs’ regulations and guidelines that would impact the amount of the rebates on a product-by-product basis. We consider outstanding Medicaid claims, Medicaid payments, claims processing lag time and estimated levels of inventory in the distribution channel and adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience.

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

For returns of established products, our sales return accrual is estimated principally based on historical experience, the estimated shelf life of inventory in the distribution channel, price increases and our return goods policy (goods may only be returned six months prior to expiration date and for up to 12 months after expiration date). We also take into account product recalls and introductions of generic products. All of these factors are used to adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience.

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

As described above, there are a number of factors involved in estimating this accrual, but the principal factor relates to our estimate of the shelf life of inventory in the distribution channel. At December 31, 2007, Maxipime, Azactam and Tysabri represented approximately 21.1%, 69.4% and 7.4%, respectively, of the total sales returns accrual balance of $7.6 million. We believe, based upon both the estimated shelf life and also our historical sales returns experience, that the vast majority of this inventory will be sold prior to the expiration dates, and accordingly believe that our sales returns accrual is appropriate.

(f) Other adjustments

In addition to the sales discounts and allowances described above, we make other sales adjustments primarily related to estimated obligations for credits to be granted to wholesalers under wholesaler service agreements we have entered into with many of our pharmaceutical wholesale distributors in the United States. Under these agreements, the wholesale distributors have agreed, in return for certain fees, to comply with various contractually defined inventory management practices and to perform certain activities such as providing weekly information with respect to inventory levels of product on hand and the amount of out-movement of product. As a result, we, along with our wholesale distributors, are able to manage product flow and inventory levels in a way that more closely follows trends in prescriptions. We generally account for these other sales discounts and allowances by establishing an accrual in an amount equal to our estimate of the adjustments attributable to the sale. We generally determine our estimates of the accruals for these other adjustments primarily based on historical experience and other relevant factors, including estimated levels of inventory in the distribution channel in some cases, and adjust the accruals and revenue periodically throughout each year to reflect actual experience.

(g) Provisions related to sales made in prior periods

During 2007, we recorded $0.4 million of adjustments to increase the discounts and allowances related to sales made in prior periods, primarily due to the availability of additional information relating to our actual returns experience for Tysabri, Maxipime and Azactam.

(h) Use of information from external sources

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

We also use information from external sources to identify prescription trends and patient demand. Since 2004, we have been receiving inventory pipeline data from the three major wholesalers (McKesson Corp., Cardinal

Health, Inc. and AmerisourceBergen Corp.). The inventory information received from these wholesalers is a product of their record-keeping process and excludes inventory held by intermediaries to whom they sell, such as retailers and hospitals. We receive information from IMS Health, a supplier of market research to the pharmaceutical industry, which we use to project the prescription demand-based sales for our pharmaceutical products. Our estimates are subject to inherent limitations of estimates that rely on third-party information, as certain third-party information is itself in the form of estimates, and reflect other limitations, including lags between the date as of which third-party information is generated and the date on which we receive such information.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements,” (SFAS 157), which is effective for financial statements issued for fiscal years beginning after November 15, 2007. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. On December 14, 2007, the FASB issued FASB Staff Position (FSP) FAS 157-b, which will delay the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. This proposed FSP partially defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008. We do not expect that the adoption of SFAS 157 will have a material impact on our financial position or results from operations.

In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial and Financial Liabilities,” (SFAS 159), which is effective for fiscal years beginning after November 15, 2007. SFAS 159 provides companies with the option to measure specified financial instruments and warranty and insurance contracts at fair value on a contract-by-contract basis, with changes in fair value recognized in earnings each reporting period. We are currently evaluating the provisions of SFAS 159; however we do not expect that its adoption will have a material impact on our financial position or results of operations.

In June 2007, the FASB ratified EITF Issue No. 07-03, “Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities,” (EITF 07-03). EITF 07-03 is effective prospectively for fiscal years beginning after December 15, 2007. EITF 07-03 requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities be deferred and capitalized and recognized as an expense as the goods are delivered or the related services are performed. We do not expect that the adoption of EITF 07-03 will have a material impact on our financial position or results from operations.

In November 2007, the FASB’s EITF reached consensus on Issue 07-01, “Accounting for Collaborative Arrangements,” (EITF 07-01), which is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. EITF 07-01 defines collaborative arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. We do not expect that the adoption of EITF 07-01 will have a material impact on our financial position or results from operations.

In December 2007, the FASB issued Statement No. 141 (revised 2007), “Business Combinations,” (SFAS 141R), which is effective for financial statements issued for fiscal years beginning after December 15, 2008, with early adoption not permitted. SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements at full fair value the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. We are currently evaluating the potential impact, if any, of the adoption of SFAS 141R on our consolidated results of operations and financial position.

In December 2007, the FASB issued Statement No. 160 “Noncontrolling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51,” (SFAS 160), which is effective for financial statements issued for fiscal years beginning after December 15, 2008, with early adoption not permitted. SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes to a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. We are currently evaluating the potential impact, if any, of the adoption of SFAS 160 on our consolidated results of operations and financial position.

POST BALANCE SHEET EVENTS

On January 14, 2008, the FDA approved Elan and Biogen Idec’s supplemental Biologics License Application for Tysabri for Crohn’s disease. Tysabri is now approved for inducing and maintaining clinical response and remission in adult patients with moderately to severely active CD with evidence of inflammation who have had an inadequate response to, or are unable to tolerate, conventional CD therapies and inhibitors of TNF-alpha.

A.	OPERATING RESULTS

2007 Compared to 2006 and 2005 (in millions, except share and per share amounts)

				% Increase/(Decrease)
	2007	2006	2005	2007/2006	2006/2005

Product revenue	$728.6	$532.9	$458.1	37%	16%
Contract revenue	30.8	27.5	32.2	12%	(15)%

Total revenue	759.4	560.4	490.3	36%	14%

Operating expenses:
Cost of sales	337.9	210.3	196.1	61%	7%
Selling, general and administrative expenses	341.8	362.4	359.4	(6)%	1%
Research and development expenses	260.4	217.5	232.3	20%	(6)%
Net gain on divestment of products and businesses	—	(43.1)	(103.4)	(100)%	(58)%
Other net (gains)/charges	84.6	(20.3)	4.4	517%	(561)%

Total operating expenses	1,024.7	726.8	688.8	41%	6%

Operating loss	(265.3)	(166.4)	(198.5)	59%	(16)%

Net interest and investment (gains) and losses:
Net interest expense	113.1	111.5	125.7	1%	(11)%
Net investment (gains)/losses	0.9	(1.6)	7.2	(156)%	(122)%
Net charge on debt retirements	18.8	—	51.8	—	(100)%

Net interest and investment losses	132.8	109.9	184.7	21%	(40)%

Loss from continuing operations before income taxes	(398.1)	(276.3)	(383.2)	44%	(28)%
Provision for/(benefit from) income taxes	6.9	(9.0)	1.0	177%	(1,000)%

Net loss from continuing operations	(405.0)	(267.3)	(384.2)	52%	(30)%
Income from discontinued operations, net of tax	—	—	0.6	—	(100)%

Net loss	$(405.0)	$(267.3)	$(383.6)	52%	(30)%

Basic and diluted net loss per Ordinary Share:
Net loss from continuing operations	$(0.86)	$(0.62)	$(0.93)	39%	(33)%
Net income from discontinued operations (net of tax)	—	—	—	—	—

Net loss	$(0.86)	$(0.62)	$(0.93)	39%	(33)%

Total revenue was $759.4 million in 2007, $560.4 million in 2006 and $490.3 million in 2005 as detailed in the schedule above and as further explained in the following paragraphs.

Product Revenue

Total product revenue was $728.6 million in 2007, $532.9 million in 2006 and $458.1 million in 2005. The increases in 2007 of 37%, compared to 2006, and in 2006 of 16%, compared to 2005, were primarily due to the continued strong growth of Tysabri within our Biopharmaceuticals business and continued growth across a number of products in our EDT portfolio, partially offset by decreases in amortized revenue and reduced revenue from Maxipime in 2007 compared to 2006 following the introduction of generic competition. The components of product revenue are set out below (in millions):

				% Increase/(Decrease)
	2007	2006	2005	2007/2006	2006/2005

(A) Biopharmaceuticals:
Tysabri- U.S.	$217.4	$28.2	$11.0	671%	156%
Tysabri- ROW	14.3	(10.7)	—	234%	—

Total Tysabri	231.7	17.5	11.0	1,224%	59%
Maxipime	122.5	159.9	140.3	(23)%	14%
Azactam	86.3	77.9	57.7	11%	35%
Prialt	12.3	12.1	6.3	2%	92%
Royalties	1.8	2.4	4.3	(25)%	(44)%

Total product revenue from Biopharmaceuticals business	454.6	269.8	219.6	68%	23%

(B) EDT:
Manufacturing revenue and royalties	269.5	232.4	204.5	16%	14%
Amortized revenue — Adalat/Avinza	4.5	30.7	34.0	(85)%	(10)%

Total product revenue from EDT business	274.0	263.1	238.5	4%	10%

Total product revenue	$728.6	$532.9	$458.1	37%	16%

(A)  Product revenue from our Biopharmaceuticals business

Total product revenue from our Biopharmaceuticals business increased 68% to $454.6 million in 2007 from $269.8 million in 2006. The increase primarily reflects higher sales of Tysabri and Azactam, partially offset by the decline in sales of Maxipime due to generic competition. In 2006, total Biopharmaceuticals product revenue increased 23% to $269.8 million from $219.6 million in 2005. The increase reflects higher sales of Tysabri, Maxipime, Azactam and Prialt as a result of strong demand.

The FDA initially granted approval of Tysabri in November 2004 for the treatment of relapsing forms of MS and our commercial distribution began shortly thereafter. The revenue from sales of Tysabri amounted to $11.0 million in 2005 prior to the voluntary suspension of the commercialization and clinical dosing of the product in February 2005 due to safety concerns. In June 2006, the FDA approved the reintroduction of Tysabri for the treatment of relapsing forms of MS. Approval for the marketing of Tysabri in the European Union was also received in June 2006 and has subsequently been received in a number of other countries. The distribution of Tysabri in both the United States and the ROW recommenced in July 2006.

Tysabri was developed and is now being marketed in collaboration with Biogen Idec. In general, subject to certain limitations imposed by the parties, we share with Biogen Idec most of the development and commercialization costs for Tysabri. Biogen Idec is responsible for manufacturing the product. In the United States, we purchase Tysabri from Biogen Idec and are responsible for distribution. Consequently, we record as revenue the net sales of Tysabri in the U.S. market. We purchase product from Biogen Idec at a price that includes the cost of manufacturing, plus Biogen Idec’s gross profit on Tysabri, and this cost, together with royalties payable to other third parties, is included in cost of sales.

Outside of the United States, Biogen Idec is responsible for distribution and we record as revenue our share of the profit or loss on these sales of Tysabri, plus our directly-incurred expenses on these sales.

Global in-market net sales of Tysabri can be analyzed as follows (in millions):

				% Increase/(Decrease)
	2007	2006	2005	2007/2006	2006/2005

United States	$217.4	$28.2	$11.0	671%	156%
ROW	125.5	9.9	—	1,168%	—

Total Tysabri in-market net sales	$342.9	$38.1	$11.0	800%	246%

At the end of December 2007, approximately 21,100 patients were on therapy worldwide, comprising approximately 20,400 on commercial therapy and approximately 700 in MS clinical trials.

Tysabri-United States

In the U.S. market, we recorded net sales of $217.4 million (2006: $28.2 million; 2005: $11.0 million). As of the end of December 2007, more than 2,500 doctors have enrolled patients and approximately 12,900 patients were on commercial Tysabri therapy.

Tysabri-ROW

As previously mentioned, in the ROW market, Biogen Idec is responsible for distribution and we record as revenue our share of the profit or loss on ROW sales of Tysabri, plus our directly-incurred expenses on these sales. In 2007, Elan recorded ROW revenue of $14.3 million (2006: negative revenue of $10.7 million), which was calculated as follows (in millions):

			%Increase/
			(Decrease)
	2007	2006	2007/2006

ROW in-market sales by Biogen Idec	$125.5	$9.9	1,168%
ROW operating expenses incurred by Elan and Biogen Idec	(138.1)	(34.3)	303%

ROW operating loss incurred by Elan and Biogen Idec	(12.6)	(24.4)	48%

Elan’s 50% share of Tysabri ROW collaboration operating loss	(6.3)	(12.2)	48%
Elan’s directly-incurred costs	20.6	1.5	1,273%

Net Tysabri ROW revenue	$14.3	$(10.7)	234%

As of the end of December 2007, approximately 7,500 patients, principally in the European Union, were on commercial Tysabri therapy.

Maxipime revenue decreased 23% to $122.5 million in 2007 from our 2006 sales level and increased 14% to $159.9 million in 2006 from our 2005 sales level. The decrease in 2007 was principally due to the introduction of generic competition. In June 2007, the first generic formulation of cefepime hydrochloride was approved by the FDA. Generic cefepime hydrochloride was launched shortly thereafter, and we expect it will continue to materially and adversely affect our revenues from, and gross margin for, Maxipime. The increase in Maxipime revenue in 2006 from our 2005 sales level reflected growth in the demand for the product and was partially offset by supply shortages in 2006.

Azactam revenue increased 11% to $86.3 million in 2007 from our 2006 sales level and increased 35% to $77.9 million in 2006 from our 2005 sales level. The increases in 2007 and 2006 were primarily due to increased demand. Azactam lost its patent exclusivity in October 2005, and its future sales are expected to be negatively impacted by generic competition, although to date no generic form of Azactam has been approved.

Prialt revenue increased 2% to $12.3 million in 2007 from our 2006 sales level and increased 92% to $12.1 million in 2006 from our 2005 sales level. The increases in both 2007 and 2006 were primarily due to increased demand. Prialt was launched in the U.S. market in the first quarter of 2005. In March 2006, we completed the sale of the European rights to Prialt to Eisai, while retaining the product rights in the United States. We had not made any commercial sales of Prialt in Europe prior to this divestment.

(B)  Product revenue from our EDT business

Manufacturing revenue and royalties

				% Increase/(Decrease)
	2007	2006	2005	2007/2006	2006/2005

TriCor	$62.5	$52.1	$45.4	20%	15%
Skelaxin®	39.3	36.5	17.9	8%	104%
Verelan®	28.5	36.3	34.7	(21)%	5%
Focalin/Ritalin	28.4	22.5	17.8	26%	26%
Diltiazem	18.7	19.5	18.6	(4)%	5%
Other	92.1	65.5	70.1	41%	(7)%

Total	$269.5	$232.4	$204.5	16%	14%

Manufacturing revenue and royalties from our EDT business comprise revenue earned from products we manufacture for third parties and royalties we earn principally on sales by third parties of products that incorporate our technologies.

Manufacturing revenue and royalties increased 16% to $269.5 million in 2007 from our 2006 sales level and increased 14% to $232.4 million in 2006 from $204.5 million in 2005. The increase in 2007 primarily reflects continued growth across a number of products in our EDT portfolio and increased manufacturing activity. The increase in 2006 from our 2005 sales level was principally due to increased royalties on sales by third parties, primarily TriCor and Skelaxin. In January 2006, our royalty on Skelaxin changed from 5% on all net sales of the product by King Pharmaceuticals, Inc. (King) in 2005, to 10% on net sales in excess of $50.0 million in each calendar year going forward.

Except as noted above, no other single product accounted for more than 10% of our manufacturing revenue and royalties in 2007, 2006 or 2005. In 2007, 47% of these revenues consisted of royalties received on products that we do not manufacture, compared to 44% in 2006 and 34% in 2005.

Potential generic competitors have challenged the existing patent protection for several of the products from which we earn manufacturing revenue and royalties. We and our clients defend our intellectual property rights vigorously. However, if these challenges are successful, our manufacturing revenue and royalties will be materially and adversely affected.

Amortized revenue — Adalat/Avinza

Amortized revenue was $4.5 million in 2007, compared to $30.7 million in 2006 and $34.0 million in 2005. The amortized revenue recorded in 2007 was related to the licensing to Watson Pharmaceuticals, Inc. (Watson) in 2002 of rights to our generic form of Adalat CC (2006: $9.0 million; 2005: $9.0 million). The deferred revenue relating to Adalat CC was fully amortized by June 30, 2007. In 2006, we also recorded $21.7 million (2005: $25.0 million) of amortized revenue relating to the restructuring of our Avinza license agreement with Ligand Pharmaceuticals, Inc (Ligand) in 2002. The deferred revenue relating to Avinza was fully amortized by December 2006.

Contract Revenue

				% Increase/(Decrease)
	2007	2006	2005	2007/2006	2006/2005
	(In millions)

Biopharmaceuticals:
Amortized fees	$2.0	$8.5	$12.1	(76)%	(30)%
Research revenues/milestones	7.3	—	—	—	—

Total Biopharmaceuticals contract revenue	$9.3	$8.5	$12.1	9%	(30)%

EDT:
Amortized fees	$4.3	$4.2	$4.3	2%	(2)%
Research revenues/milestones	17.2	14.8	15.8	16%	(6)%

Total EDT contract revenue	$21.5	$19.0	$20.1	13%	(5)%

Total contract revenue	$30.8	$27.5	$32.2	12%	(15)%

Contract revenue consists of research revenue and milestones arising from R&D activities we perform on behalf of third parties or technology licensing. The fluctuations between years in contract revenue within both of our Biopharmaceuticals and EDT businesses were primarily due to the timing of milestone receipts.

Cost of Sales

Cost of sales was $337.9 million in 2007 (including share-based compensation of $4.0 million), compared to $210.3 million in 2006 (including share-based compensation of $4.2 million) and $196.1 million in 2005 (including share-based compensation of $Nil). The cost of sales as a percentage of total revenue was 44% for 2007, 38% for 2006 and 40% for 2005, resulting in a gross profit margin of 56% in 2007, 62% in 2006 and 60% in 2005. The decrease in the gross profit margin in 2007 compared to 2006 was principally due to the change in the mix of product sales, including reduced amortized revenues, the impact of Tysabri and the reduced price of Maxipime as a result of the entry of a generic competitor. The Tysabri gross profit margin of 32% in 2007 (2006: 19%) is impacted by the profit sharing and operational arrangements in place with Biogen Idec and reflects Elan’s gross margin on sales of the product in the United States of 36% in 2007 (2006: 34%), offset by the inclusion in cost of sales of royalties payable by Elan on sales of Tysabri outside of the United States. These royalties are payable by Elan but reimbursed by the collaboration. The improvement in gross profit margin in 2006 compared to 2005 was primarily due to the change in the mix of product sales and the inclusion in 2005 of costs related to the voluntary suspension of Tysabri in the United States.

Selling, General and Administrative (SG&A) Expenses

SG&A expense was $341.8 million in 2007, $362.4 million in 2006 and $359.4 million in 2005. Total SG&A expense for 2007 included $78.4 million (2006: $75.0 million; 2005: $84.7 million) in relation to Tysabri. The decrease of 6% in total SG&A expense in 2007 compared to 2006 primarily reflects the restructuring of our commercial infrastructure related to the approval of a generic form of Maxipime in June 2007 and the anticipated approval of a generic form of Azactam, along with reduced amortization expense following the impairment of our Maxipime and Azactam intangible asset, which resulted in the reduction of related selling and administrative costs. In addition, share-based compensation expense related to SG&A decreased to $23.9 million in 2007, compared to $28.8 million in 2006. The increase in SG&A expense related to Tysabri reflects the relaunch of Tysabri in the United States in 2006. The SG&A expense related to the Tysabri ROW sales are reflected in the Tysabri ROW revenue as previously described.

The increase of 1% in total SG&A expense in 2006 compared to 2005 reflected the expensing of share-based compensation of $28.8 million in 2006 (2005: $Nil), offset by decreased expenses in relation to Tysabri and also due to ongoing financial discipline. The decrease in SG&A expense related to Tysabri in 2006 compared to 2005 reflected the impact of the temporary suspension of Tysabri in 2005 and the relaunch of Tysabri in the United States in 2006, partially offset by the expensing of share-based compensation of $2.5 million (2005: $Nil).

Research and Development Expenses

R&D expenses were $260.4 million in 2007, $217.5 million in 2006 and $232.3 million in 2005. The increase of 20% in 2007 compared to 2006 was primarily due to increased expenses associated with the progression of our Alzheimer’s disease programs, particularly the move of AAB-001 into Phase 3 clinical trials and the move of ELND005 into Phase 2 clinical trials during 2007. R&D expenses for 2007 included $39.3 million (2006: $31.5 million; 2005: $66.9 million) in relation to Tysabri.

The reduction in total R&D expense of 6% in 2006 compared to 2005 reflected the completion of the safety evaluation related to Tysabri in 2005, partially offset by increased spending relating to the progression of key Alzheimer’s disease programs, particularly AAB-001, the initiation of new collaborations in the areas of autoimmune diseases and neurodegeneration with Archemix and Transition, respectively, and by the cost of expensing share-based compensation of $14.1 million in 2006 (2005: $Nil).

Net Gain on Divestment of Products and Businesses

	2006	2005
	(In millions)

Prialt European rights	$(43.3)	$—
Zonegran	—	(85.6)
European business	0.2	(17.1)
Other	—	(0.7)

Total	$(43.1)	$(103.4)

There were no product or business divestments in 2007.

In March 2006, we sold the Prialt European rights to Eisai and received $50.0 million at closing and are entitled to receive an additional $10.0 million on the earlier of two years from closing or launches of Prialt in key European markets. We recorded a gain of $43.3 million on this sale. We may also receive an additional $40.0 million contingent on Prialt achieving revenue-related milestones in Europe. As of December 31, 2007, we had received $8.0 million of the $10.0 million related to the launches of Prialt in key European markets.

In April 2004, we sold our interests in Zonegran in North America and Europe to Eisai for initial net consideration of $113.5 million at closing. We were also entitled to receive additional consideration of up to $110.0 million from Eisai if no generic form of Zonegran was approved by certain dates up through January 1, 2006. We received $85.0 million of this contingent consideration prior to the approval of a generic form of Zonegran in December 2005. Consequently, the total net proceeds received from the sale of Zonegran amounted to $198.5 million and resulted in a cumulative net gain of $128.5 million, of which $85.6 million was recognized in 2005 and $42.9 million in 2004.

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

Other Net (Gains)/Charges

The principal items classified as other charges/(gains) include the impairment of our Maxipime and Azactam assets, severance, restructuring and other costs, legal settlements and awards, and acquired in-process research and development costs. These items have been treated consistently from period to period. We believe that disclosure of significant other (gains)/charges is meaningful because it provides additional information in relation to analyzing certain items.

	2007	2006	2005
	(In millions)

(A) Maxipime and Azactam asset impairment	$52.2	$—	$—
(B) Severance, restructuring and other costs, net	32.4	7.5	11.8
(C) Legal settlements and awards	—	(49.8)	(7.4)
(D) Acquired in-process research and development costs	—	22.0	—

Total other net (gains)/charges	$84.6	$(20.3)	$4.4

(A) Maxipime and Azactam asset impairment

The Maxipime and Azactam asset impairment charge of $52.2 million is related to the launch of a generic formulation of Maxipime (cefepime hydrochloride) in June 2007 and the anticipated approval of a generic form of Azactam. As a direct result of the approval of a first generic formulation of cefepime hydrochloride in June 2007 and the anticipated approval for a generic form of Azactam, we revised the projected future cumulative undiscounted cash flows. The revised projected cumulative undiscounted cash flows were lower than the intangible assets’ carrying value thus indicating the intangible assets were not recoverable. Consequently, the impairment charge was calculated as the excess of the carrying value over the discounted net present value. The remaining net intangible assets’ carrying value was amortized, on a straight-line basis, through December 31, 2007.

(B) Severance, restructuring and other costs

During 2007, we incurred severance, restructuring and other costs of $32.4 million arising principally from the restructuring of our commercial infrastructure and consolidation of our U.S. West Coast locations, which resulted in the closure of the San Diego facility and the expansion of our operations in South San Francisco. The restructuring of our commercial infrastructure was primarily a result of the approval of a generic form of Maxipime and the anticipated approval of a generic form of Azactam.

During 2006, the net severance, restructuring and other costs of $7.5 million (2005: $11.8 million) were related to the realignment of our resources to meet our current business structure. The restructuring and severance charges in 2006 were primarily related to the consolidation of our Biopharmaceuticals R&D activities into our South San Francisco facility. These charges arose from termination of certain operating leases, reduction of headcount and relocation of employees, and they included the reversal of a $9.4 million charge for future lease payments on an unutilized facility in South San Francisco. As a part of the restructuring of our Biopharmaceutical R&D activities, this facility was brought back into use.

(C) Legal settlements and awards

In December 2006, we were awarded $49.8 million following the conclusion of binding arbitration proceedings that were initiated against King with respect to an agreement to reformulate Sonata®. This award was recognized as a gain in 2006 and was received in January 2007.

During 2005, we recorded a net gain of $7.4 million related primarily to the Pfizer litigation settlement in which we received a payment of $7.0 million. The settlement arose from a claim concerning intellectual property rights and the development of target compounds arising from a collaboration with Pfizer.

(D) Acquired in-process research and development costs

In July 2006, Elan and Archemix entered into a multi-year, multi-product alliance focused on the discovery, development and commercialization of aptamer therapeutics to treat autoimmune diseases. As a result of the alliance, Elan paid Archemix an upfront payment of $7.0 million. In addition, in September 2006, Elan and Transition announced an exclusive, worldwide collaboration agreement for the joint development and commercialization of ELND005, for the treatment of Alzheimer’s disease. Elan incurred a charge related to the license fee of $15.0 million, of which $7.5 million was paid to Transition in 2006 and the rest in 2007. For additional information, please refer to Item 4.B. “Business Overview,” which describes our R&D programs in detail.

Net Interest Expense

Net interest expense was $113.1 million in 2007, $111.5 million in 2006 and $125.7 million in 2005. The increase of 1% in 2007 as compared to 2006 primarily reflects less interest income earned as a result of lower cash balances.

At December 31, 2007, all of Elan’s liquid investments were invested in bank deposits and funds. In December 2007, due to the dislocations in the capital markets, one of these funds was closed. As a result, at December 31, 2007, the amount invested in this fund of $274.8 million was no longer included in cash and cash equivalents and was presented as an investment. Since December 31, 2007, Elan has reduced the amount invested in this fund to approximately $100 million and has moved approximately $175 million into bank deposits and United States treasury funds. Included within net interest expense for 2007 is net interest income of $42.3 million, which includes a charge of $3.8 million incurred in relation to this fund. There were no equivalent charges in 2006 or 2005.

The decrease in net interest expense of 11% in 2006 as compared to 2005 primarily reflected the decrease in interest expense associated with the early retirement of $36.8 million of the 7.25% senior notes (Athena Notes) due in 2008, the early conversion of $206.0 million in aggregate principal amount of 6.5% Convertible Notes in the second quarter of 2005, and increased interest income associated with higher cash balances and interest rates, partially offset by interest expense related to the 8.875% senior notes due in 2013 (8.875% Notes) and senior floating rate notes due in 2013 (Floating Rate Notes due 2013), both of which were issued in November 2006.

Net Investment (Gains)/Losses

Net investment losses were $0.9 million in 2007, compared to a gain of $1.6 million in 2006 and a loss of $7.2 million in 2005. The net investment losses in 2007 were primarily comprised of $6.6 million gains on the sale of investment securities (2006: $8.3 million; 2005: $17.5 million) and an impairment charge of $6.1 million (2006: $7.3 million; 2005: $24.0 million).

In 2007, we raised $31.3 million in net cash proceeds from the disposal of investment securities. The $6.6 million in gains on the sale of investment securities in 2007 includes gains on sale of securities of Adnexus Therapeutics, Inc. of $3.0 million and Women’s First Healthcare, Inc. of $1.3 million.

In 2006, we raised $14.1 million in net cash proceeds from the disposal of investment securities. The $8.3 million in gains on the sale of investment securities in 2006 includes gains on sale of securities of Salu, Inc. of $3.0 million, Nobex Corporation of $2.5 million and Women’s First Healthcare, Inc. of $1.0 million.

In 2005, we raised $62.7 million in net cash proceeds from the disposal of investment securities. The $17.5 million in gains on the sale of investment securities in 2005 includes gains on sale of securities of Allergy Therapeutics plc of $10.0 million, Iomai Corporation of $3.2 million and Emisphere Technologies, Inc. of $1.8 million.

In 2007, we recorded an impairment of $5.0 million related to an investment of $11.4 million in auction rate securities. The remaining impairment charges of $1.1 million (2006: $7.3 million; 2005: $24.0 million) related to various investments in emerging pharmaceutical and biotechnology companies.

Provision for/(Benefit from) Income Taxes

We had a net tax provision of $6.9 million for 2007, compared to a net tax benefit of $9.0 million in 2006 and a net tax provision of $1.0 million for 2005.

The overall tax provision for 2007 was $5.1 million. Of this amount, $1.8 million has been credited to shareholders’ equity to reflect utilization of stock option deductions. The remaining $6.9 million provision is allocated to ordinary activities. The tax provision reflected the availability of tax losses, tax at standard rates in the jurisdictions in which we operate, income derived from Irish patents and foreign withholding tax. Our Irish patent-derived income was exempt from tax pursuant to Irish legislation, which exempts from Irish tax income derived from qualifying patents. From January 1, 2008, the amount of income that can qualify for the patent exemption will be capped at €5 million per year. This cap will not have a material effect on Elan’s tax position. For additional information regarding tax, refer to Note 21 to the Consolidated Financial Statements.

The overall tax benefit for 2006 was $11.0 million. Of this amount, $2.0 million has been credited to shareholders’ equity to reflect utilization of stock option deductions. The remaining $9.0 million benefit is allocated to ordinary activities. The tax benefit reflected the availability of tax losses, tax at standard rates in the jurisdictions in which we operate, income derived from Irish patents and foreign withholding tax. Our Irish patent-derived income was exempt from tax pursuant to Irish legislation, which exempts from Irish tax income derived from qualifying patents.

The overall tax provision for 2005 was $0.4 million. Of this amount, $0.6 million has been credited to shareholders’ equity to reflect utilization of stock option deductions. The remaining $1.0 million provision is allocated to ordinary activities. The tax provision reflected tax at standard rates in the jurisdictions in which we operate, income derived from Irish patents, foreign withholding tax and the availability of tax losses. Our Irish patent-derived income was exempt from tax pursuant to Irish legislation, which exempts from Irish tax income derived from qualifying patents.

SEGMENT ANALYSIS

Our business is organized into two business units: Biopharmaceuticals and EDT. Biopharmaceuticals engages in research, development and commercial activities primarily in Alzheimer’s disease, Parkinson’s disease, multiple sclerosis, Crohn’s disease, severe chronic pain and infectious diseases. EDT is an established, profitable and growing specialty pharmaceutical business unit of Elan. For nearly 40 years, EDT has been applying its skills and knowledge to enhance the performance of dozens of drugs that have been marketed worldwide. For additional information on our current operations, please refer to Item 4.B. “Business Overview.”

Analysis of Results of Operations by Segment

Biopharmaceuticals (in millions)

				% Increase/(Decrease)
	2007	2006	2005	2007/2006	2006/2005

Product revenue	$454.6	$269.8	$219.6	68%	23%
Contract revenue	9.3	8.5	12.1	9%	(30)%

Total revenue	463.9	278.3	231.7	67%	20%

Operating expenses:
Cost of sales	224.2	87.4	84.0	157%	4%
Selling, general and administrative expenses	297.4	323.1	331.3	(8)%	(2)%
Research and development expenses	212.0	170.1	192.8	25%	(12)%
Net gain on divestment of products and businesses	—	(43.1)	(103.1)	(100)%	(58)%
Other net charges	80.8	26.3	4.4	207%	498%

Total operating expenses	814.4	563.8	509.4	44%	11%

Operating loss	$(350.5)	$(285.5)	$(277.7)	23%	3%

Total Revenue

Total revenue for our Biopharmaceuticals segment was $463.9 million in 2007, $278.3 million in 2006 and $231.7 million in 2005, and is analyzed further below between product revenue and contract revenue.

Biopharmaceuticals product revenue was $454.6 million in 2007, $269.8 million in 2006 and $219.6 million in 2005. Refer to page 40 for additional discussion on product revenue from our Biopharmaceuticals business.

Contract revenue of $9.3 million in 2007 (2006: $8.5 million; 2005: $12.1 million) consists of milestones arising from R&D activities we perform on behalf of third parties. The fluctuations between years in contract revenue within our Biopharmaceuticals business were primarily due to the timing of milestone receipts.

Cost of Sales

Cost of sales was $224.2 million in 2007, compared to $87.4 million in 2006 and $84.0 million in 2005. The cost of sales as a percentage of revenue was 48% for 2007, 31% for 2006 and 36% for 2005, resulting in a gross profit margin of 52% in 2007, 69% in 2006 and 64% in 2005. The decrease in the gross profit margin in 2007 as compared to 2006 was principally due to the change in the mix of product sales, the impact of Tysabri and the reduced selling price of Maxipime as a result of the entry of a generic competitor. The Tysabri gross profit margin of 32% in 2007 (2006: 19%) is impacted by the profit sharing and operational arrangements in place with Biogen Idec and reflects Elan’s gross margin on sales of the product in the United States of 36% in 2007 (2006: 34%), partially offset by the inclusion in cost of sales of royalties payable by Elan on sales of Tysabri outside of the United States. These royalties are payable by Elan but reimbursed by the collaboration. The improvement in gross profit margin in 2006 as compared to 2005 was primarily due to the change in the mix of product sales and the inclusion in 2005 of costs related to the voluntary suspension of Tysabri in the United States.

Selling, General and Administrative Expenses

SG&A expense was $297.4 million in 2007, $323.1 million in 2006 and $331.3 million in 2005. Total SG&A expense for 2007 includes $78.4 million (2006: $75.0 million; 2005: $84.7 million) in relation to Tysabri. The decrease of 8% in total SG&A expense in 2007 compared to 2006 primarily reflects the restructuring of our commercial infrastructure related to the approval of a generic form of Maxipime in June 2007 and the anticipated approval of a generic form of Azactam, along with reduced amortization expense following the impairment of our Maxipime and Azactam intangible asset, which resulted in the reduction of related selling and administrative costs. The increase in SG&A expenses related to Tysabri reflects the relaunch of Tysabri in the United States in 2006. The SG&A expense related to the Tysabri ROW sales are reflected in the Tysabri ROW revenue as previously described.

The decrease of 2% in total SG&A expense in 2006 compared to 2005 reflected decreased expenses in relation to Tysabri and ongoing financial discipline, offset by the expensing of share-based compensation of $24.9 million in 2006 (2005: $Nil). The decrease in SG&A expense related to Tysabri in 2006 compared to 2005 reflected the impact of the temporary suspension of Tysabri in 2005 and the relaunch of Tysabri in the United States in 2006, partially offset by the expensing of shared-based compensation of $2.5 million in 2006 (2005: $Nil).

Research and Development Expenses

R&D expenses were $212.0 million in 2007, $170.1 million in 2006 and $192.8 million in 2005. The increase of 25% in 2007 compared to 2006 was primarily due to increased expenses associated with the progression of our Alzheimer’s disease programs and particularly the advance of AAB-001 into Phase 3 clinical trials and the advance of ELND005 into Phase 2 clinical trials during 2007. R&D expenses for 2007 included $39.3 million (2006: $31.5 million; 2005: $66.9 million) in relation to Tysabri.

The reduction in total R&D expense of 12% in 2006 compared to 2005 reflected the completion of the safety evaluation related to Tysabri in 2005, partially offset by increased spending relating to the progression of key Alzheimer’s disease programs, particularly AAB-001, the initiation of new collaborations in the areas of autoimmune diseases and neurodegeneration with Archemix and Transition, respectively, and by the cost of expensing share-based compensation of $12.6 million in 2006 (2005: $Nil).

Net Gain on Divestment of Products and Businesses

	2006	2005
	(In millions)

Prialt European rights	$(43.3)	$—
Zonegran	—	(85.6)
European business	0.2	(17.1)
Other	—	(0.4)

Total	$(43.1)	$(103.1)

There were no product or business divestments in 2007. Refer to page 44 for additional discussion on the net gain on divestment of products and business for 2006 and 2005.

Other Net Charges

The principal items classified as other charges include the impairment of our Maxipime and Azactam assets, severance, restructuring and other costs and acquired in-process research and development. These items have been treated consistently from period to period. We believe that disclosure of other net charges is meaningful because it provides additional information in relation to these material items.

	2007	2006	2005
	(In millions)

Maxipime and Azactam asset impairment	$52.2	$—	$—
Severance, restructuring and other costs, net	28.6	4.3	11.8
Acquired in-process research and development costs	—	22.0	—
Legal settlements and awards	—	—	(7.4)

Total other net charges	$80.8	$26.3	$4.4

Refer to page 45 for additional discussion on other net charges from our Biopharmaceuticals business.

EDT (in millions)

				% Increase/(Decrease)
	2007	2006	2005	2007/2006	2006/2005

Product revenue	$274.0	$263.1	$238.5	4%	10%
Contract revenue	21.5	19.0	20.1	13%	(5)%

Total revenue	295.5	282.1	258.6	5%	9%

Operating expenses:
Cost of sales	113.7	122.9	112.1	(7)%	10%
Selling, general and administrative expenses	44.4	39.3	28.1	13%	40%
Research and development expenses	48.4	47.4	39.5	2%	20%
Net gain on divestment of products and businesses	—	—	(0.3)	—	(100)%
Other net (gains)/charges	3.8	(46.6)	—	(108)%	—

Total operating expenses	210.3	163.0	179.4	29%	(9)%

Operating income	$85.2	$119.1	$79.2	(28)%	50%

Total Revenue

Total revenue for EDT was $295.5 million in 2007, $282.1 million in 2006 and $258.6 million in 2005, and is analyzed below between product revenue and contract revenue.

EDT product revenue is comprised of manufacturing revenue and royalties of $269.5 million (2006: $232.4 million; 2005: $204.5 million) and amortized revenue related to Adalat/Avinza of $4.5 million (2006: $30.7 million; 2005: $34.0 million). Refer to page 42 for additional discussion on EDT product revenue.

EDT contract revenue, which consists of research revenue and milestones from R&D activities performed on behalf of third parties, totaled $21.5 million in 2007, $19.0 million in 2006 and $20.1 million in 2005. The fluctuations between years were primarily due to the timing of milestone receipts.

Cost of Sales

Cost of sales was $113.7 million in 2007, compared to $122.9 million in 2006 and $112.1 million in 2005. The cost of sales as a percentage of revenue was 38% for 2007, 44% for 2006 and 43% for 2005, resulting in a gross profit margin of 62% in 2007, 56% in 2006 and 57% in 2005. The fluctuation in the gross profit margin in 2007 as compared to 2006 and 2005 was principally a result of changes in product mix. Royalties continue to grow as a percentage of total manufacturing revenue and royalties. In 2007, our royalties were 47% of total manufacturing revenue and royalties (2006: 44%; 2005: 34%).

Selling, General and Administrative Expenses

SG&A expense was $44.4 million in 2007, $39.3 million in 2006 and $28.1 million in 2005. The increase of 13% in 2007 from 2006 primarily reflects higher legal costs related to the protection of our intellectual property, which is partially offset by lower amortization charges as some EDT intangible assets were fully amortized in 2006. The increase of 40% in 2006 from 2005 primarily reflects the impact of the expensing of share-based compensation of $3.9 million in 2006 (2005: $Nil), and higher legal costs related to the protection of our intellectual property and contractual rights.

Research and Development

R&D expenses were $48.4 million in 2007, $47.4 million in 2006 and $39.5 million in 2005. The increase of 2% in 2007 compared to 2006 and of 20% in 2006 compared to 2005 primarily reflects increased spend on proprietary programs and on identifying suitable collaborative products for the NanoCrystal technology.

Other Net Charges/(Gains)

	2007	2006
	(In millions)

Severance, restructuring and other costs, net	$3.8	$3.2
Gain on arbitration award	—	(49.8)

Total other net charges/(gains)	$3.8	$(46.6)

During 2007 and 2006, we incurred severance, restructuring and other costs of $3.8 million and $3.2 million, respectively, arising from the realignment of our resources to meet our current business structure.

In December 2006, we were awarded $49.8 million following the conclusion of binding arbitration proceedings that were initiated against King with respect to an agreement to reformulate Sonata. This award was recognized as a gain in 2006 and was received in January 2007.

B.	Liquidity and Capital Resources

Cash and Cash Equivalents, Liquid and Capital Resources

Our liquid and capital resources at December 31 were as follows (in millions):

			Increase/
	2007	2006	(Decrease)

Cash and cash equivalents	$423.5	$1,510.6	(72)%
Restricted cash — current	20.1	23.2	(13)%
Investment securities — current	276.9	11.2	2,372%
Shareholders’ equity/(deficit)	(234.7)	85.1	(376)%

We have historically financed our operating and capital resource requirements through cash flows from operations, sales of investment securities and borrowings. We consider all highly liquid deposits with an original maturity of three months or less to be cash equivalents. Our primary sources of funds as of December 31, 2007 consisted of cash and cash equivalents of $423.5 million, which excludes restricted cash of $20.1 million, and current investment securities of $276.9 million.

At December 31, 2007, our shareholders’ deficit was $234.7 million, compared to shareholders’ equity of $85.1 million at December 31, 2006. The decrease is primarily due to the net loss incurred during the year. Our debt covenants do not require us to maintain or adhere to any specific financial ratios. Consequently, the shareholders’ deficit has no impact on our ability to comply with our debt covenants.

Cash Flows Summary

	2007	2006	2005
	(In millions)

Net cash used in operating activities	$(167.5)	$(241.5)	$(451.5)
Net cash provided by/(used in) investing activities	(318.1)	37.5	288.9
Net cash provided by/(used in) financing activities	(599.7)	629.3	(99.7)
Effect of exchange rate changes on cash	(1.8)	4.6	(4.6)

Net increase/(decrease) in cash and cash equivalents	(1,087.1)	429.9	(266.9)

Cash and cash equivalents at beginning of year	1,510.6	1,080.7	1,347.6

Cash and cash equivalents at end of year	$423.5	$1,510.6	$1,080.7

The results of our cash flow activities for 2007 and 2006 are described below.

2007

Net cash used in operating activities was $167.5 million in 2007. The primary components of cash used in operating activities were the net loss (adjusted to exclude non-cash charges and benefits) and changes in working capital accounts. Changes in working capital accounts provided a net cash inflow of $15.5 million and include the increase in accounts receivable of $30.1 million, the decrease in prepaid and other assets of $60.3 million (principally related to the $49.8 million arbitration award, which was paid by King in January 2007), the increase in inventory of $7.4 million, and the net decrease of $7.3 million in accounts payable and accrued and other liabilities.

Net cash used in investing activities was $318.1 million in 2007. At December 31, 2007, all of Elan’s liquid investments were invested in bank deposits and funds. In December 2007, due to dislocations in the capital markets, one of these funds was closed. As a result, the amount invested in this fund on the closure date of $305.9 million (December 31, 2007: $274.8 million) no longer qualified as cash and cash equivalents and was reclassified as an investment. Since December 31, 2007, Elan has reduced the amount invested in this fund to approximately $100 million and has moved approximately $175 million into bank deposits and United States treasury funds. Net cash used in investing activities in 2007 also includes $12.3 million related to the purchase of investment securities and $26.1 million related to the purchase of property, plant and equipment, offset by net proceeds of $31.3 million from the sale of investment securities. As of December 31, 2007, we did not have any significant commitments to purchase property, plant and equipment, except for committed additional capital expenditures of $12.7 million.

Net cash used in financing activities totaled $599.7 million in 2007, primarily reflecting the repayment of loans and capital lease obligations of $629.6 million (principally the redemption of the $613.2 million of the Athena Notes), offset by $28.2 million of net proceeds from employee stock issuances.

We believe that our current liquid asset position will be sufficient to meet our needs for at least the next 12 months. For additional information, See Item 11. “Quantitative and Qualitative Disclosures about Market Risk.”

2006

Net cash used in operating activities was $241.5 million in 2006. The primary components of cash used in operating activities were the net loss (adjusted to exclude non-cash charges and benefits) and changes in working capital accounts. The changes in working capital accounts include the net increase in trade receivables and prepaid and other assets of $82.0 million (principally $49.8 million arbitration award entered in our favor and against King in December 2006, which was paid by King in January 2007), the increase in inventory of $7.1 million, and the net increase of $15.2 million in accounts payable and accrued and other liabilities.

Net cash provided by investing activities was $37.5 million in 2006. The major component of cash generated from investing activities includes net proceeds of $14.1 million from the sale of investment securities and $54.2 million from the sale of the European rights to Prialt (net of transaction costs), partially offset by $29.9 million for capital expenditures.

Net cash provided by financing activities totaled $629.3 million in 2006, primarily reflecting the net proceeds of $602.8 million from the issuances of $465.0 million of the 8.875% Notes and $150.0 million of the Floating Rate Notes due 2013, and $29.8 million of net proceeds from employee stock issuances, offset by $5.7 million related to the repayment of loans and capital lease obligations.

Debt Facilities

At December 31, 2007, we had outstanding debt of $1,765.0 million, which consisted of the following (in millions):

7.75% Notes due 2011	$850.0
Floating Rate Notes due 2011	300.0
8.875% Notes due 2013	465.0
Floating Rate Notes due 2013	150.0

$1,765.0

During 2007, as of December 31, 2007, and, as of the date of filing of this Form 20-F, we were not in violation of any of our debt covenants. Our debt covenants do not require us to maintain or adhere to any specific financial ratios. Consequently, the shareholders’ deficit of $234.7 million at December 31, 2007 has no impact on our ability to comply with our debt covenants. For additional information regarding our outstanding debt, refer to Note 18 to the Consolidated Financial Statements.

Commitments and Contingencies

For information regarding commitments and contingencies, please refer to Notes 26 and 27 to the Consolidated Financial Statements.

Capital Expenditures

We believe that our current and planned manufacturing, research, product development and corporate facilities will adequately meet our current and projected needs. In June and December 2007, we entered into lease agreements for two additional buildings in South San Francisco, which are currently under construction. The lease term for the first building is expected to commence in the first quarter of 2009 and the second in the first quarter of 2010. The buildings will be utilized for our R&D, sales and administrative functions. We may invest a significant amount of our cash and resources into building a biologics manufacturing facility for AAB-001. We will use our resources to make capital expenditures as necessary from time to time and also to make investments in the purchase or licensing of products and technologies and in marketing and other alliances with third parties to support our long-term strategic objectives.

C.	Research and Development, Patents and Licenses, etc.

See Item 4.B. “Business Overview” for information on our R&D, patents and licenses, etc.

D.	Trend Information

See Item 4.B. “Business Overview” and Item 5.A. “Operating Results” for trend information.

E.	Off-Balance Sheet Arrangements

As of December 31, 2007, we have no unconsolidated special purpose financing or partnership entities or other off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, that are material to investors.

F.	Tabular Disclosure of Contractual Obligations

The following table sets out, at December 31, 2007, our main contractual obligations due by period for debt principal and interest repayments and capital and operating leases. These represent the major contractual, future payments that may be made by Elan. The table does not include items such as expected capital expenditures on plant and equipment, future investments in financial assets or future milestones we may elect to pay Biogen Idec. As of December 31, 2007, the directors had authorized capital expenditures, which had been contracted for, of $12.7 million (2006: $5.6 million). As of December 31, 2007, the directors had authorized capital expenditures, which had not been contracted for, of $1.8 million (2006: $7.3 million).

		Less Than	1-3		3-5	More Than
	Total	1 Year	Years		Years	5 Years
	(in millions)

7.75% Notes due 2011	$850.0	$—	$—		$850.0	$—
Floating Rate Notes due 2011	300.0	—	—		300.0	—
8.875% Notes due 2013	465.0	—	—		—	465.0
Floating Rate Notes due 2013	150.0	—	—		—	150.0

Total debt principal obligations	1,765.0	—	—		1,150.0	615.0
Debt interest payments(1)	685.5	147.7	295.5		191.3	51.0
Operating lease obligations	275.8	17.1	42.0	(2)	57.6	159.1

Total contractual obligations	$2,726.3	$164.8	$337.5		$1,398.9	$825.1

(1)	The Floating Rate Notes due 2011 and Floating Rate Notes due 2013 bear interest at a rate, adjusted quarterly, equal to three-month London Interbank Offer Rate (LIBOR) plus 4.0%. and 4.125%, respectively. To calculate our interest payment obligation, we used the LIBOR at December 31, 2007.

(2)	Net of estimated incentives for tenant leasehold improvements of $10.0 million and $2.8 million in 2009 and 2010, respectively.

At December 31, 2007, we had liabilities related to unrecognized tax benefits of $5.8 million. It is not possible to accurately assess the timing of or the amount of any settlement in relation to these liabilities.

At December 31, 2007, we had commitments to invest $1.8 million (2006: $2.4 million) in healthcare managed funds.

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

Our debt ratings as of December 31, 2007 were as follows:

Moody’s
	Standard	Investors
	& Poor’s	Service

7.75% Notes	B	B3
Floating Rate Notes due 2011	B	B3
8.875% Notes	B	B3
Floating Rate Notes due 2013	B	B3

We believe that we have sufficient current cash, liquid resources, realizable assets and investments to meet our liquidity requirements for at least the next 12 months. Longer-term liquidity requirements and debt repayments will need to be met out of available cash resources, future operating cash flows, financial and other asset realizations and future financing. However, events, including a material deterioration in our operating performance as a result of our inability to sell significant amounts of Tysabri, material adverse legal judgments, fines, penalties or settlements arising from litigation or governmental investigations, failure to successfully develop and receive marketing approval for products under development (in particular, AAB-001) or the occurrence of other circumstances or events described under “Risk Factors,” could materially adversely affect our ability to meet our longer-term liquidity requirements.

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

Item 6.	Directors, Senior Management and Employees.

A.	Directors and Senior Management

Directors

Kyran McLaughlin (63)
Non-Executive Chairman, Member of the Nominating Committee

Mr. McLaughlin was appointed a director of Elan in January 1998 and was appointed chairman of Elan in January 2005. He is deputy chairman at Davy Stockbrokers, Ireland’s largest stockbroker firm. He is also a director of Ryanair Holdings, plc and is a director of a number of private companies.

Floyd Bloom, MD (71)
Non-Executive Director, Member of the Science and Technology Committee

Dr. Bloom was appointed a director of Elan in July 2007. He is the retired chairman of the Scripps Research Department of Neuropharmacology and was the previous editor-in-chief of Science. He also served as president of the American Association for the Advancement of Science (2002-2003) and was chairman of its board of directors (2003-2004). A professor at Scripps Research since 1983, Dr. Bloom serves as chairman of the Department of Neuropharmacology (1989-2000; 2002 to present). A member of the National Academy of Science since 1977, Dr. Bloom is the recipient of numerous prizes for his contributions to science.

Shane Cooke (45)
Executive Director, Chief Financial Officer and Head of Elan Drug Technologies

Mr. Cooke was appointed a director of Elan in May 2005. He joined the company as executive vice president and chief financial officer (CFO) in July 2001, and was additionally appointed head of EDT in May 2007. Prior to joining Elan, Mr. Cooke was chief executive of Pembroke Capital Limited, an aviation leasing company, and prior to that held a number of senior positions in finance in the banking and aviation industries. Mr. Cooke is a chartered accountant and a graduate of University College Dublin.

Laurence G. Crowley (70)
Non-Executive Director, Member of the Leadership Development and Compensation Committee, Member of the Audit Committee

Mr. Crowley was appointed a director of Elan in March 1996. He was governor of the Bank of Ireland until his retirement in July 2005. He is presently chairman of Ecocem Ltd. and Realex Payments and is a director of a number of private companies and not-for-profit organizations. Mr. Crowley is a chartered accountant.

Lars Ekman, MD, PhD (58)
Non-Executive Director, Chairman of the Science and Technology Committee

Dr. Ekman was appointed a director of Elan in May 2005 and joined Elan as executive vice president and president, global R&D, in 2001. He retired from his executive position in Elan on December 31, 2007. Prior to joining Elan, he was executive vice president, R&D, at Schwarz Pharma AG since 1997. From 1984 to 1997, Dr. Ekman was employed in a variety of senior scientific and clinical functions at Pharmacia (now Pfizer). Dr. Ekman is a board certified surgeon with a PhD in experimental biology and has held several clinical and academic positions in both the United States and Europe. He obtained his PhD and MD from the University of Gothenburg, Sweden.

Jonas Frick (50)
Non-Executive Director, Member of the Science and Technology Committee

Mr. Frick was appointed a director of Elan in September 2007. He is the former chief executive officer (CEO) of Scandinavian Life Science Ventures (SLS Ventures). He was the chief executive officer and president of Medivir AB and served in senior executive positions in Pharmacia’s international businesses in the central nervous system and autoimmune areas across Italy, Sweden and Japan. He is a founding member of the Swedish Biotechnology Industry Organization.

Ann Maynard Gray (62)
Non-Executive Director, Member of the Nominating Committee

Ms. Gray was appointed a director of Elan in February 2001. She was formerly president of Diversified Publishing Group of Capital Cities/ABC, Inc. Ms. Gray is also a director of Duke Energy Corporation and The Phoenix Companies, Inc.

Gary Kennedy (50)
Non-Executive Director, Chairman of the Audit Committee

Mr. Kennedy was appointed a director of Elan in May 2005. From May 1997 to December 2005, he was group director, finance & enterprise technology, at Allied Irish Banks, plc (AIB) and a member of the main board of AIB and was also on the board of M&T, AIB’s associate in the United States. Prior to that, Mr. Kennedy was group vice president at Nortel Networks Europe after starting his management career at Deloitte & Touche. He served on the board of the Industrial Development Authority of Ireland for 10 years until he retired in December 2005. He is a director of Finance Ireland plc, the NUI Galway Development Board and a number of private companies. Mr. Kennedy is a chartered accountant.

Giles Kerr (48)
Non-Executive Director, Member of the Audit Committee

Mr. Kerr was appointed a director of Elan in September 2007. He is currently the director of finance with the University of Oxford, England, and a fellow of Keble College. He is also a director and chairman of the audit committee of Victrex plc and a director of BTG plc, Isis Innovation Ltd and a number of private companies. Previously, he was the group finance director and chief financial officer of Amersham plc, and prior to that, he was a partner with Arthur Andersen in the United Kingdom.

G. Kelly Martin (49)
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

Kieran McGowan (64)
Non-Executive Director, Lead Independent Director, Chairman of the Nominating Committee

Mr. McGowan was appointed a director of Elan in December 1998. From 1990 until his retirement in December 1998, he was chief executive of the Industrial Development Authority of Ireland. He is chairman of the governing authority of University College Dublin and CRH, plc, and a director of Irish Life and Permanent, plc, United Drug, plc, Enterprise Ireland, and a number of private companies.

William Rohn (64)
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

Dennis J. Selkoe, MD (64)
Non-Executive Director, Chairman of the Leadership Development and Compensation Committee, Member of the Science and Technology Committee

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

Jeffrey Shames (52)
Non-Executive Director, Member of the Audit Committee

Mr. Shames was appointed a director of Elan in July 2007. He is the retired chairman and chief executive officer of MFS Investment Management. Mr. Shames is currently an executive in residence at the Massachusetts Institute of Technology (MIT) and has served on both the visiting committee and the Dean’s Advisory Board of the Sloan School at MIT. He is the chairman of the Board of Trustees of Berklee College of Music; a member of the Board of Trustees of City Year (a youth service organization); co-founder and member of the Board of Hurricane Voices, a not-for profit breast cancer foundation; and trustee of the XPrize Foundation.

Senior Management

Menghis Bairu, MD (47)
Senior Vice President, Head of International

Dr. Bairu was appointed senior vice president and head of international for all of Elan’s biopharmaceutical activities outside the United States in May 2007. He joined Elan in 2004 and had served as vice president and head of global medical affairs and as senior director in charge of the regional medical scientists. Prior to joining Elan, Dr. Bairu worked at Genentech, Inc. in various commercial, clinical and managed care roles. He received his undergraduate degree in business administration from Instituto VII Tecnico Commerciale in Milan, Italy, and attended the Universita Statale, Facoltà di Medicina e Chirurgia (Faculty of Medicine and Surgery) in Milan, where he received his Medical Degree.

James Callaway, PhD (51)
Senior Vice President, Head of Immunotherapy AD Clinical Programs

Dr. Callaway was appointed senior vice president, head of immunotherapy Alzheimer’s disease clinical programs, in March 2004. Since joining Elan in 1995, Dr. Callaway has held several senior positions, including interim head of global development and vice president of biopharmaceutical development services. Prior to joining Elan, he worked at Bayer Pharmaceuticals. Dr. Callaway received his PhD in biological chemistry from University of California, Los Angeles, and a Bachelor of Science in chemistry from California State University, Chico.

Nigel Clerkin (34)
Senior Vice President, Finance and Group Controller

Mr. Clerkin was appointed senior vice president, finance and group controller in January 2004, having previously held a number of financial and strategic planning positions since joining Elan in January 1998. He is also our principal accounting officer. Mr. Clerkin is a chartered accountant and a graduate of Queen’s University Belfast.

Richard Collier (54)
Executive Vice President and General Counsel

Mr. Collier joined Elan as executive vice president and general counsel in November 2004. Prior to joining Elan, Mr. Collier was senior counsel at Morgan, Lewis & Bockius LLP. Prior to joining Morgan Lewis, he was senior vice president and general counsel at Pharmacia (now Pfizer), after serving in that position at Pharmacia & Upjohn. Prior to his experience at Pharmacia, Mr. Collier spent 11 years at Rhone-Poulenc Rorer, Inc. Previously, he was in private practice after having served with the U.S. Federal Trade Commission and U.S. Department of Justice. Mr. Collier is a graduate of Temple University and earned his Juris Doctor at Temple University.

William F. Daniel (55)
Executive Vice President and Company Secretary

Mr. Daniel was appointed a director of Elan in February 2003 and served until July 2007. He has served as the company secretary since December 2001, having joined Elan in March 1994 as group financial controller. In July 1996, he was appointed group vice president, finance, group controller and principal accounting officer. From 1990 to 1992, Mr. Daniel was financial director of Xtravision, plc. Mr. Daniel is a chartered accountant and a graduate of University College Dublin.

David W. Feigal, Jr, MD (58)
Senior Vice President, Head of Global Regulatory and Global Safety Surveillance

Dr. Feigal joined Elan as senior vice president, head of global regulatory and global safety surveillance in November 2006. Prior to joining Elan, he served most recently as a principal with NDA Partners, and prior thereto spent 12 years with the FDA. Before joining the FDA, Dr. Feigal worked for 10 years within the academic and hospital settings of the University of California in San Diego, San Francisco and Davis. Dr. Feigal holds an BA from University of Minnesota, an MD from Stanford University and a Master of Public Health from the University of California, Berkeley.

Allison Hulme, PhD (44)
Executive Vice President, Global Development

Dr. Hulme was appointed executive vice president, head of global development, in May 2007. From 2005 to 2007, Dr. Hulme was executive vice president, autoimmune, Tysabri, global development. Previously, Dr. Hulme held the positions of executive vice president, Tysabri business enterprise, and senior vice president, head of global development. Prior to joining Elan in October 1995, Dr. Hulme held several positions in clinical research at Glaxo Wellcome Pharmaceuticals (United Kingdom) and served as a lecturer at Luton University. She holds a degree in science from Luton University and earned her PhD from Cranfield Institute of Technology.

Karen S. Kim (45)
Executive Vice President, Corporate Strategy & Alliances, Communications, Branding and Specialty Business Group

Ms. Kim was appointed executive vice president, corporate strategy & alliances, communications, branding and specialty business group, in January 2005. She joined Elan in September 2003 as senior vice president, head of global corporate strategy and strategic alliances. Prior to joining Elan, Ms. Kim held senior management positions at Merrill Lynch & Co., which she joined in 1998, and where she was most recently head of client development in the International Private Client Group. Previously she held senior management positions at the Cambridge Group and The MAC Group/Gemini Consulting. She is a graduate of Wellesley College and earned her MBA from the Harvard Graduate School of Business Administration.

Ivan Lieberburg, MD, PhD (58)
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

Kathleen Martorano (46)
Executive Vice President, Strategic Human Resources

Ms. Martorano was appointed executive vice president, strategic human resources, and a member of the office of the chief executive officer, in January 2005. She joined Elan in May 2003 as senior vice president, corporate marketing and communications. Prior to joining Elan, Ms. Martorano held senior management positions at Merrill Lynch & Co., which she joined in 1996, and where she was most recently first vice president of marketing and communications for the International Private Client Group. Previously, she held senior management positions with Salomon Brothers. Ms. Martorano holds a Bachelor of Science degree from Villanova University.

Johannes Roebers, PhD (47)
Senior Vice President, Head of Biologic Strategy, Planning and Operations

Dr. Roebers joined Elan as senior vice president, head of biologic strategy, planning and operations, in July 2007. Prior to joining Elan, Dr. Roebers worked at Genentech. He joined Genentech when it acquired the Oceanside manufacturing facility from Biogen Idec in 2005, as he had been Biogen Idec’s project leader for design, construction and start-up of the facility since 2001. Before joining Biogen Idec, Dr. Roebers spent 11 years with Bayer Corporation. He received his Diplom-Ingenieur in mechanical engineering from RWTH Aachen in Aachen, Germany, and his PhD in chemical engineering from Clemson University.

Dale Schenk, PhD (50)
Executive Vice President and Chief Scientific Officer

Dr. Schenk was appointed Elan’s executive vice president and chief scientific officer in September 2007. From 2003 to 2007, Dr. Schenk was senior vice president and Elan’s chief scientific officer. From 1999 to 2003, Dr. Schenk was senior vice president of discovery research at Elan and, from 1998 to 1999, he was the company’s vice president of neurobiology. Previously, Dr. Schenk was director of neurobiology for Athena Neurosciences from 1994 to 1998. Earlier at Athena, from 1987 to 1994, Dr. Schenk served as the leader of several research programs. Dr. Schenk earned his bachelor’s degree in biology and a PhD in physiology and pharmacology from the University of California, San Diego.

Ted Yednock, PhD (50)
Executive Vice President, Head of Global Research

Dr. Yednock was appointed executive vice president, head of global research, in September 2007. Dr. Yednock joined Athena Neurosciences in 1990 to initiate work on MS. He has contributed to a number of research efforts since that time in the areas of both autoimmune and neurodegeneration, and has held a number of scientific and management positions within the organization, including senior vice president, head of global research, and vice president, biology. He earned his bachelor’s degree in biology and chemistry from the University of Illinois and his PhD in immunology from the University of California, San Francisco.

B.	Compensation

Executive Officers and Directors’ Remuneration

For the year ended December 31, 2007, all executive officers and outside directors as a group (19 persons) received total compensation of $13.2 million.

We reimburse officers and outside directors for their actual business-related expenses. For the year ended December 31, 2007, an aggregate of $0.2 million was accrued to provide pension, retirement and other similar benefits for directors and officers. We also maintain certain health and medical benefit plans for our employees in which our officers participate.

Officers serve at the discretion of the board of directors. No director or officer has a family relationship with any other director or officer.

Directors’ Remuneration

	Year Ended December 31
			2007			2007
	2007		Annual		2007	Benefit		2007	2006
	Salary/Fees		Bonus		Pension	in Kind		Total	Total

Executive Directors:
G. Kelly Martin	$805,677		$1,040,000	(1)	$6,750	$107,263		$1,959,690	$1,796,533	(2)
Shane Cooke	594,922		721,000		—	—		1,315,922	1,234,147
William F. Daniel(3)	217,583		252,000		25,621	11,768		506,972	626,486
Lars Ekman, MD, PhD(4)	516,701		—		10,380	3,105,021	(5)	3,632,102	984,800

Total	2,134,883		2,013,000		42,751	3,224,052		7,414,686	4,641,966

Non-Executive Directors:
Kyran McLaughlin	300,000		—		—	—		300,000	300,000
Floyd Bloom, MD(6)	31,481		—		—	—		31,481	—
Laurence G. Crowley	75,908		—		—	—		75,908	67,500
Jonas Frick(7)	16,462		—		—	—		16,462	—
Alan R. Gillespie, CBE, PhD(8)	29,846		—		—	—		29,846	75,000
Ann Maynard Gray	67,500		—		—	—		67,500	67,500
Gary Kennedy	73,711		—		—	—		73,711	67,500
Giles Kerr(7)	16,462		—		—	—		16,462	—
Kieran McGowan	88,356		—		—	—		88,356	87,500
William R. Rohn	67,500		—		—	—		67,500	38,101
Dennis J. Selkoe, MD	137,500	(9)	—		—	—		137,500	128,878
Jeffrey Shames(6)	34,606		—		—	—		34,606	—

Total	$3,074,215		$2,013,000		$42,751	$3,224,052		$8,354,018	$5,473,945

(1)	On February 14, 2008, Mr. Martin waived his 2007 performance cash bonus, which would have been paid in 2008, in exchange for the grant of a stock option exercisable for 73,874 Ordinary Shares with an exercise price of $25.01 per share. The stock option was granted with a fair value of $1,040,000. Mr. Martin also received an annual stock option grant exercisable for 255,716 Ordinary Shares on the same date. The options will vest at a rate of 25% per year for 4 years and will expire 10 years from the date of grant.

(2)	On February 21, 2007, Mr. Martin waived his 2006 performance cash bonus, which would have been paid in 2007, in exchange for the grant of a stock option exercisable for 101,746 Ordinary Shares with an exercise price of $13.95 per share. The stock option was granted with a fair value of $880,000. Mr. Martin also received an annual stock option grant exercisable for 393,109 Ordinary Shares on the same date. The options will vest at a rate of 25% per year for 4 years and will expire 10 years from the date of grant.

(3)	Retired as director on July 1, 2007; remuneration was pro-rated for the period from January 1, 2007 to July 1, 2007.

(4)	Retired as executive vice president on December 31, 2007 and will continue to serve as director.

(5)	Incorporates a severance payment of $2,500,000 and a cash payment made in respect of RSUs forfeited. See Item 7.B. “Related Party Transactions” for additional information.

(6)	Appointed as directors on July 1, 2007.

(7)	Appointed as directors on September 13, 2007.

(8)	Retired as director on May 24, 2007.

(9)	Includes fees of $50,000 in 2007 and $50,000 in 2006 under a consultancy agreement. See Item 7.B. “Related Party Transactions” for additional information.

Payments to a former director

On July 1, 2003, we entered into a pension agreement with Mr. John Groom, a former director of Elan Corporation, plc, whereby we shall pay him a pension of $200,000 per annum, monthly in arrears, until May 16, 2008 in respect of his former senior executive roles.

C.	Board Practices

The Board

The roles of the chairman and CEO are separated. The chairman of the board is responsible for the leadership and management of the board. Our CEO is responsible for the operation of the business of the Company. Other significant commitments of the chairman are set out in Item 6.A. “Directors and Senior Management.” These commitments did not change during 2007.

The board regularly reviews its responsibilities and those of its committees and management. The board meets regularly throughout the year, and all of the directors have full and timely access to the information necessary to enable them to discharge their duties.

Directors are provided with extensive induction materials on appointment and meet with key executives with a particular focus on ensuring non-executive directors are fully informed on issues of relevance to Elan and its operations. All directors are encouraged to update and refresh their skills and knowledge, for example, through attending courses on technical areas or external briefings for non-executive directors.

All directors have access to the advice and services of the company secretary. The company secretary supports the chairman in ensuring the board functions effectively and fulfills its role. He is secretary to the Audit Committee, Leadership Development and Compensation Committee (LDCC), Nominating and Governance Committee (NGC) and Science and Technology Committee and ensures compliance with applicable rules and regulations, as well as providing advice on a range of issues to commercial colleagues.

The board has reserved certain matters to its exclusive jurisdiction, thereby maintaining control of the Company and its future direction. All directors are appointed by the board, as nominated by its NGC, and subsequently elected by shareholders. Procedures are in place whereby directors and committees, in furtherance of their duties, may take independent professional advice, if necessary, at our expense. The board held eight scheduled meetings during 2007.

Our guidelines require that the board will conduct a self-evaluation at least annually to determine whether it and its committees are functioning effectively. An evaluation of the performance of the board, the board committees and individual directors was conducted during the year by the lead independent director through meetings with each member of the board. The results were presented to the nominating and governance committee and to the board. The board concluded that it and its committees had operated satisfactorily during the past year.

The board has delegated authority over certain areas of our activities to four standing committees, as more fully described below.

For additional information, see Items 7.B. “Related Party Transactions” and 10.B. “Memorandum and Articles of Association.”

Independence of Directors

Under our guidelines, two-thirds of the board are required to be independent. At the year-end, the board included 11 independent, non-executive directors who constitute in excess of two-thirds of the board. We adopted a definition of independence based on the rules of the New York Stock Exchange (NYSE), the exchange on which the majority of our shares are traded. For a director to be considered independent, the board must affirmatively determine that he or she has no material relationship with the Company. The specific criteria that affect independence are set out in the Company’s corporate governance guidelines and include former employment with the Company, former employment with the Company’s independent auditors, receipt of compensation other than directors’ fees, material business relationships and interlocking directorships.

In December 2007, the board considered the independence of each non-executive director and considers that all the then non-executive directors were independent in character and judgment and there are no relationships or circumstances that are likely to affect their independent judgment.

In reaching this conclusion, the board gave due consideration to participation by board members in our equity compensation plans. The board also considered the positions of Mr. McLaughlin, Chairman, Mr. Crowley and

Dr. Selkoe, who have served as non-executive directors for in excess of nine years. Additionally, Dr. Selkoe has an ongoing consultancy agreement with the company, which is set out in detail in Item 7.B. “Related Party Transactions.” It is the board’s view that each of these non-executive directors discharges his duties in a thoroughly independent manner and constructively and appropriately challenges the executive directors and the board. For this reason, the board considers that they are independent.

Audit Committee

The Audit Committee, composed entirely of independent non-executive directors, helps the board in its general oversight of the Company’s accounting and financial reporting practices, internal controls and audit functions, and is directly responsible for the appointment, compensation and oversight of the work of our independent auditors. The members of the committee are Mr. Kennedy, Chairman, Mr. Crowley, Mr. Kerr (appointed January 31, 2008) and Mr. Shames. Mr. McGowan resigned from the Audit Committee on January 31, 2008. Mr. Kennedy qualifies as an audit committee financial expert. The Audit Committee held nine meetings during 2007. For additional information on the Audit Committee, please refer to Item 16.A. “Audit Committee Financial Expert” and Item 16.C. “Report of the Audit Committee.”

Leadership Development and Compensation Committee

The LDCC, composed entirely of independent non-executive directors, reviews our compensation philosophy and policies with respect to executive compensation, fringe benefits and other compensation matters. The committee determines the compensation of the chief executive officer and other executive directors and reviews the compensation of the other members of the executive management. The members of the committee are Dr. Selkoe, Chairman, Mr. Crowley and Mr. Rohn. The committee held four meetings during 2007. Further information about the work of the LDCC is set out in the Report of the Leadership Development and Compensation Committee on page 64.

Nominating and Governance Committee

The NGC, composed entirely of independent non-executive directors, reviews on an ongoing basis the membership of the board of directors and of the board committees and the performance of the directors. It recommends new appointments to fill any vacancy that is anticipated or arises on the board of directors. The committee reviews and recommends changes in the functions of the various committees of the board. The guidelines and the charter of the committee set out the manner in which the performance evaluation of the board, its committees and the directors is to be performed and by whom. In December 2007, it received a report from the lead independent director on his evaluation of the performance of the board, the board committees and individual directors, which he conducted through meetings with each member of the board. The members of the committee are Mr. McGowan, Chairman, Ms. Gray and Mr. McLaughlin. The committee held five meetings during 2007.

Science and Technology Committee

The Science and Technology Committee advises the board in its oversight of matters pertaining to our research and technology strategy and provides a perspective on those activities to the board. It does so by reviewing the discovery approaches within our internal research effort and external innovation network and by reviewing internal and external technology capabilities against long-term trends and advancements. The members of the committee are Dr. Ekman, Chairman, Dr. Bloom, Mr. Frick (appointed January 31, 2008) and Dr. Selkoe. The committee held two meetings during 2007.

Board and Board Committee Meetings

The number of scheduled board and board committee meetings held and attended by each director during the year was as follows:

						Nominating &		Science &
		Audit				Governance		Technology
	Board	Committee		LDCC		Committee		Committee

Kyran McLaughlin	8/8	—		—		5/5		—
Floyd Bloom, MD(1)	2/3	—		—		—		1/2
Shane Cooke	8/8	—		—		—		—
Laurence G. Crowley	7/8	3/4		3/4		—		—
William F. Daniel(2)	8/8	9/9	(3)	4/4	(3)	5/5	(3)	0/2	(3)
Lars Ekman, MD, PhD	7/8	—		—		—		2/2
Jonas Frick(4)	1/1	—		—		—		—
Alan R. Gillespie, CBE, PhD(5)	4/4	5/5		—		—		—
Ann Maynard Gray	8/8	—		—		5/5		—
Gary Kennedy	7/8	8/9		—		—		—
Giles Kerr(4)	1/1	—		—		—		—
G. Kelly Martin	8/8	—		—		—		—
Kieran McGowan	8/8	8/9		—		5/5		—
William R. Rohn	7/8	—		4/4		—		—
Dennis J. Selkoe, MD	8/8	—		4/4		—		2/2
Jeffrey Shames(1)	2/3	3/4		—		—		—

(1)	Appointed as directors on July 1, 2007.

(2)	Retired as director on July 1, 2007.

(3)	William F. Daniel was secretary of these committees for the full-year 2007.

(4)	Appointed as directors on September 13, 2007.

(5)	Retired as director on May 24, 2007.

Relations with Shareholders

We communicate regularly with our shareholders throughout the year, specifically following the release of quarterly and annual results, and after major developments. Our Annual General Meetings, quarterly conference calls and presentations at healthcare investor conferences are webcast and are available on our website (www.elan.com). The board periodically receives presentations on investor perceptions.

The principal forum for discussion with shareholders is the Annual General Meeting and shareholder participation is encouraged. Formal notification, together with an explanation of each proposed resolution, is sent to shareholders at least 21 calendar days in advance of the Annual General Meeting. At the meeting, the CEO provides a summary of the period’s events after which the board and senior management are available to answer questions from shareholders. All directors normally attend the Annual General Meeting and shareholders are invited to ask questions during the meeting and to meet with directors after the formal proceedings have ended.

In accordance with the Combined Code recommendations, the Company counts all proxy votes. On each resolution that is voted on with a show of hands, the Company indicates the level of proxies lodged, the number of votes for and against each resolution and the number of votes withheld.

Going Concern

The directors, having made inquiries, believe that we have adequate resources to continue in operational existence for at least the next 12 months and that it is appropriate to continue to adopt the going concern basis in preparing our Consolidated Financial Statements.

Internal Control

The board of directors has overall responsibility for our system of internal control and for monitoring its effectiveness. The system of internal control is designed to provide reasonable, but not absolute, assurance against material misstatement or loss. The key procedures that have been established to provide effective internal control include:

•	A clear focus on business objectives is set by the board having considered the risk profile of Elan;

•	A formalized risk reporting system, with significant business risks addressed at each board meeting;

•	A clearly defined organizational structure under the day-to-day direction of our chief executive officer. Defined lines of responsibility and delegation of authority have been established within which our activities can be planned, executed, controlled and monitored to achieve the strategic objectives which the board has adopted for us;

•	A comprehensive system for reporting financial results to the board, including a budgeting system with an annual budget approved by the board;

•	A system of management and financial reporting, treasury management and project appraisal — the system of reporting covers trading activities, operational issues, financial performance, working capital, cash flow and asset management; and

•	To support our system of internal control, we have separate Corporate Compliance, Internal Audit and Internal Control Departments. Each of these departments reports periodically to the Audit Committee. The Internal Control function is primarily responsible for the Company’s compliance with Section 404 of the Sarbanes-Oxley Act 2002.

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

The typical elements of the remuneration package for executive directors include basic salary and benefits, annual cash incentive bonus, pensions and participation in equity award plans. Non-executive directors are compensated with fee payments and equity awards (with additional payments where directors are members of board committees) and are reimbursed for travel expenses to and from board meetings.

The committee grants equity awards to encourage identification with shareholders’ interests.

Executive Directors’ Basic Salary

The basic salaries of executive directors are reviewed annually having regard to personal performance, company performance and market practice.

Annual Cash Incentive Bonus

Annual cash incentive bonuses, which are not pensionable, are paid to executive directors based on the recommendation of the committee. Bonus determination is not based on specific financial or operational targets, but on individual and company performance.

Long Term Incentive Plan

On May 25, 2006, our shareholders approved the Elan Corporation, plc 2006 Long Term Incentive Plan (2006 LTIP). It is the committee’s policy, in common with other companies operating in the pharmaceutical and biotech industries, to award share options and RSUs to management and employees, taking into account the best interests of the Company. The equity awards generally vest between one and four years and do not contain any performance conditions other than service.

Employee Equity Purchase Plans

In June 2004, our shareholders approved a qualified Employee Equity Purchase Plan (U.S. Purchase Plan), under Sections 421 and 423 of the Internal Revenue Code (IRC), which became effective on January 1, 2005 for eligible employees based in the United States. The plan allows eligible employees to purchase common stock at 85% of the lower of the fair market value at the start of the offering period or the fair market value on the last trading day of the offering period. Purchases are limited to $25,000 (fair market value) per calendar year, 1,000 shares per offering period, and subject to certain IRC restrictions.

The board of directors approved the Irish Sharesave Option Scheme 2004 and UK Sharesave Option Plan 2004, effective January 1, 2005, for employees based in Ireland and the United Kingdom, respectively (the Irish and UK Sharesave Plans). The Irish and UK Sharesave Plans allow eligible employees to purchase Ordinary Shares at no lower than 85% of the fair market value at the start of the 36 month saving period. Eligible employees could save up to €320 per month under the Irish Scheme or £250 under the U.K. Plan, which entitles them to an option to buy common stock at $22.29 for a period of six months from February 1, 2008.

In May 2006, our shareholders approved an increase of 1,500,000 shares in the number of shares available to employees to purchase in accordance with the terms of the U.S. Purchase Plan. In total, 3,000,000 shares have been reserved for issuance under the Irish and U.K. Sharesave Plans and U.S. Purchase Plan combined. In 2007, 272,931 shares (2006: 394,533 shares) were issued under the U.S. Purchase Plan and as of December 31, 2007, 1,723,993 shares (2006: 2,006,966 shares) were reserved for future issuance under the U.S. Purchase Plan and Irish and U.K. Sharesave Plans.

Approved Profit Sharing Scheme

Elan also operates an Irish Revenue Commissioners approved profit sharing scheme, which permits employees and executive directors who meet the criteria laid down in the scheme to allocate a portion of their annual bonus to purchase shares. Participants may elect to take their bonus in cash subject to normal income tax deductions or may elect to have the bonus amount (subject to certain limits) paid to the independent trustees of the scheme who use the funds to acquire shares. In addition, participants may voluntarily apply a certain percentage (subject to certain limits) of their gross basic salary towards the purchase of shares in a similar manner. The shares must be held by the trustees for a minimum of two years after which participants may dispose of the shares but will be subject to normal income taxes until the shares have been held for a minimum of three years.

D.	Employees

See Item 4.B. “Business Overview — Employees” for information on our employees.

E.	Share Ownership

Directors’ and Secretary’s Ordinary Shares

The beneficial interests of those persons who were directors and the secretary of Elan Corporation, plc at December 31, 2007, including their spouses and children under 18 years of age, were as follows:

	Ordinary Shares;
	Par Value €5
	Cents Each
Directors	2007(4)	2006(4)

Kyran McLaughlin	190,000	190,000
Floyd Bloom, MD(1)	—	—
Shane Cooke	183,144	250,000
Laurence G. Crowley	12,000	12,000
Lars Ekman, MD, PhD	33,496	30,100
Jonas Frick(2)	—	—
Ann Maynard Gray	3,500	3,500
Gary Kennedy	2,800	2,800
Giles Kerr(2)	—	—
G. Kelly Martin	183,150	246,500
Kieran McGowan	1,200	1,200
William Rohn	13,000	3,000
Dennis J. Selkoe, MD	163,175	163,175
Jeffrey Shames(1)	—	—
Secretary
William Daniel(3)	53,108	50,000

(1)	Appointed as directors on July 1, 2007.
(2)	Appointed as directors on September 13, 2007.
(3)	Retired as director on July 1, 2007.
(4)	Individually less than one percent of total Ordinary Shares outstanding.

Directors’ and Secretary’s Options and Restricted Stock Units

					Exercised	Market
		At			or Vested/	Price at	At	Earliest
		December 31,	Exercise	Granted	Cancelled	Exercise	December 31,	Exercisable
	Date of Grant	2006	Price	2007	2007	Date	2007	Date	Expiry Date

Kyran McLaughlin	April 30, 1999	10,000	$25.81	—	10,000	$—	—	April 30, 2002	April 29, 2007
	March 2, 2001	5,000	54.85	—	—	—	5,000	March 2, 2002	March 1, 2011
	March 10, 2004	40,000	16.27	—	—	—	40,000	March 10, 2005	March 9, 2014
	March 10, 2005	7,500	7.47	—	—	—	7,500	January 1, 2006	March 9, 2015
	February 1, 2006	10,000	15.90	—	—	—	10,000	February 1, 2008	January 31, 2016
	February 21, 2007	—	13.95	10,000	—	—	10,000	February 21, 2009	February 20, 2017

		72,500		10,000	10,000		72,500

Floyd Bloom, MD(1)	September 6, 2007	—	$20.37	20,000	—	$—	20,000	September 6, 2008	September 5, 2017

		—		20,000	—		20,000

					Exercised	Market
		At			or Vested/	Price at	At	Earliest
		December 31,	Exercise	Granted	Cancelled	Exercise	December 31,	Exercisable
	Date of Grant	2006	Price	2007	2007	Date	2007	Date	Expiry Date

Shane Cooke	March 10, 2005	60,000	$7.47	—	—	$—	60,000	January 1, 2006	March 9, 2015
	May 25, 2005	150,000	7.21	—	—	—	150,000	January 1, 2006	May 24, 2015
	February 1, 2006	63,899	15.90	—	—	—	63,899	January 1, 2007	January 31, 2016
	February 1, 2006	12,579	RSU	—	3,144	—	9,435	February 1, 2007	February 1, 2010
	February 21, 2007	—	13.95	115,620	—	—	115,620	February 21, 2008	February 20, 2017
	February 21, 2007	—	RSU	17,921	—	—	17,921	February 21, 2008	February 21, 2011

		286,478		133,541	3,144		416,875

Laurence G. Crowley	April 30, 1999	10,000	$25.81	—	10,000	$—	—	April 30, 2002	April 29, 2007
	March 2, 2001	5,000	54.85	—	—	—	5,000	March 2, 2002	March 1, 2011
	March 10, 2004	40,000	16.27	—	—	—	40,000	March 10, 2005	March 9, 2014
	March 10, 2005	7,500	7.47	—	—	—	7,500	January 1, 2006	March 9, 2015
	February 1, 2006	10,000	15.90	—	—	—	10,000	February 1, 2008	January 31, 2016
	February 21, 2007	—	13.95	10,000	—	—	10,000	February 21, 2009	February 20, 2017

		72,500		10,000	10,000		72,500

Lars Ekman, MD, PhD(2)	December 7, 2000	125,000	$53.25	—	—	$—	125,000	December 7, 2002	December 31, 2009
	March 1, 2002	40,000	14.07	—	—	—	40,000	January 1, 2003	December 31, 2009
	August 20, 2002	355,000	2.11	—	70,000	15.00	215,000	February 20, 2003	December 31, 2009
		—	—	—	30,000	18.30	—
		—	—	—	40,000	23.59	—
	April 2, 2003	15,000	2.79	—	—	—	15,000	January 1, 2004	December 31, 2009
	March 10, 2004	40,000	16.27	—	—	—	40,000	January 1, 2005	December 31, 2009
	March 10, 2005	60,000	7.47	—	—	—	60,000	January 1, 2006	December 31, 2009
	February 1, 2006	127,799	15.90	—	—	—	127,799	January 1, 2007	December 31, 2009
	February 1, 2006	25,157	RSU	—	6,289	—	—	February 1, 2007	December 31, 2007
		—	—	—	18,868	—	—
	February 21, 2007	—	13.95	106,371	—	—	106,371	February 21, 2008	December 31, 2009
	February 21, 2007	—	RSU	16,487	—	—	16,487	February 14, 2008	February 14, 2008

		787,956		122,858	165,157		745,657

Jonas Frick(3)	September 13, 2007	—	$19.51	20,000	—	$—	20,000	September 13, 2008	September 12, 2017

		—		20,000	—		20,000

Ann Maynard Gray	March 2, 2001	5,000	$54.85	—	—	$—	5,000	February 1, 2003	March 1, 2011
	March 10, 2004	40,000	16.27	—	—	—	40,000	March 10, 2005	March 9, 2014
	March 10, 2005	7,500	7.47	—	—	—	7,500	January 1, 2006	March 9, 2015
	February 1, 2006	10,000	15.90	—	—	—	10,000	February 1, 2008	January 31, 2016
	February 21, 2007	—	13.95	10,000	—	—	10,000	February 21, 2009	February 20, 2017

		62,500		10,000	—		72,500

Gary Kennedy	May 26, 2005	15,000	$8.05	—	—	$—	15,000	May 26, 2007	May 25, 2015
	February 1, 2006	10,000	15.90	—	—	—	10,000	February 1, 2008	January 31, 2016
	February 21, 2007	—	13.95	10,000	—	—	10,000	February 21, 2009	February 20, 2017

		25,000		10,000	—		35,000

Giles Kerr(3)	September 13, 2007	—	$19.51	20,000	—	$—	20,000	September 13, 2008	September 12, 2017

		—		20,000	—		20,000

G. Kelly Martin	February 6, 2003	1,000,000	$3.85	—	—	$—	1,000,000	December 31, 2003	February 5, 2013
	November 13, 2003	1,000,000	5.28	—	—	—	1,000,000	December 31, 2003	November 12, 2013
	March 10, 2004	60,000	16.27	—	—	—	60,000	January 1, 2005	March 9, 2014
	March 10, 2005	280,000	7.47	—	—	—	280,000	January 1, 2006	March 9, 2015
	December 7, 2005	750,000	12.03	—	—	—	750,000	December 31, 2006	December 6, 2015
	February 21, 2007	—	13.95	494,855	—	—	494,855	February 21, 2008	February 20, 2017

		3,090,000		494,855	—		3,584,855

Kieran McGowan	April 30, 1999	10,000	$25.81	—	10,000	$—	—	April 30, 2002	April 29, 2007
	March 2, 2001	5,000	54.85	—	—	—	5,000	March 2, 2002	March 1, 2011
	March 10, 2004	40,000	16.27	—	—	—	40,000	March 10, 2005	March 9, 2014
	March 10, 2005	7,500	7.47	—	—	—	7,500	January 1, 2006	March 9, 2015
	February 1, 2006	10,000	15.90	—	—	—	10,000	February 1, 2008	January 31, 2016
	February 21, 2007	—	13.95	10,000	—	—	10,000	February 21, 2009	February 20, 2017

		72,500		10,000	10,000		72,500

William R. Rohn	May 25, 2006	20,000	$18.13	—	—	$—	20,000	May 25, 2007	May 24, 2016
	February 21, 2007	—	13.95	10,000	—	—	10,000	February 21, 2009	February 20, 2017

		20,000		10,000	—		30,000

Dennis J. Selkoe, MD	April 30, 1999	10,000	$25.81	—	10,000	$—	—	April 30, 2002	April 29, 2007
	March 2, 2001	5,000	54.85	—	—	—	5,000	March 2, 2002	March 1, 2011
	March 10, 2004	40,000	16.27	—	—	—	40,000	March 10, 2005	March 9, 2014
	March 10, 2005	7,500	7.47	—	—	—	7,500	January 1, 2006	March 9, 2015
	February 1, 2006	10,000	15.90	—	—	—	10,000	February 1, 2008	January 31, 2016
	February 21, 2007	—	13.95	10,000	—		10,000	February 21, 2009	February 20, 2017

		72,500		10,000	10,000		72,500

					Exercised	Market
		At			or Vested/	Price at	At	Earliest
		December 31,	Exercise	Granted	Cancelled	Exercise	December 31,	Exercisable
	Date of Grant	2006	Price	2007	2007	Date	2007	Date	Expiry Date

Jeffrey Shames(1)	September 6, 2007	—	$20.37	20,000	—	$—	20,000	September 6, 2008	September 5, 2017

		—		20,000	—		20,000

Secretary
William F. Daniel	December 4, 1998	40,000	$32.69	—	—	$—	40,000	December 4, 2001	December 3, 2008
	November 8, 1999	40,000	24.00	—	—	—	40,000	November 8, 2001	November 7, 2009
	February 24, 2000	35,000	37.19	—	—	—	35,000	January 1, 2002	February 23, 2010
	March 2, 2001	25,000	54.85	—	—	—	25,000	January 1, 2002	March 1, 2011
	March 1, 2002	30,000	14.07	—	—	—	30,000	January 1, 2003	February 29, 2012
	August 20, 2002	100,000	2.11	—	70,000	23.26	30,000	February 20, 2003	August 19, 2012
	May 1, 2003	6,000	3.84	—	—	—	6,000	January 1, 2004	April 30, 2013
	March 10, 2004	30,000	16.27	—	—	—	30,000	January 1, 2005	March 9, 2014
	December 23, 2004	705	22.29	—	—	—	705	February 1, 2008	August 1, 2008
	March 10, 2005	50,000	7.47	—	—	—	50,000	January 1, 2006	March 9, 2015
	February 1, 2006	47,925	15.90	—	—	—	47,925	January 1, 2007	January 31, 2016
	February 1, 2006	9,434	RSU	—	2,358	—	7,076	February 1, 2007	February 1, 2010
	February 21, 2007	—	13.95	69,372	—	—	69,372	February 21, 2008	February 20, 2017
	February 21, 2007	—	RSU	10,753	—	—	10,753	February 21, 2008	February 21, 2011

		414,064		80,125	72,358		421,831

(1)	Appointed as directors on July 1, 2007.

(2)	Following Dr. Ekman’s retirement from his executive vice president position in the Company on December 31, 2007, the vesting schedules and expiry dates of his options and RSUs were amended as set out in Item 7.B. “Related Party Transactions.”

(3)	Appointed as directors on September 13, 2007.

Options outstanding at December 31, 2007 are exercisable at various dates between January 2008 and September 2017. During the year ended December 31, 2007, the closing market price ranged from $11.98 to $24.52 per ADS. The closing market price at February 15, 2008, on the NYSE, of our ADSs was $24.97.

The following changes in directors’ and secretary’s interests occurred between December 31, 2007 and February 15, 2008:

		Exercise	No. of	No. of
Directors	Grant Date	Price	Options	RSUs

Kyran McLaughlin	February 14, 2008	—	—	10,000
Floyd Bloom, MD	February 14, 2008	—	—	10,000
Shane Cooke	February 14, 2008	$25.01	39,068	21,991
Laurence G. Crowley	February 14, 2008	—	—	10,000
Lars Ekman, MD, PhD	February 14, 2008	—	—	10,000
Jonas Frick	February 14, 2008	—	—	10,000
Alan R. Gillespie, CBE, PhD	February 14, 2008	—	—	10,000
Ann Maynard Gray	February 14, 2008	—	—	10,000
Gary Kennedy	February 14, 2008	—	—	10,000
Giles Kerr	February 14, 2008	—	—	10,000
G. Kelly Martin	February 14, 2008	$25.01	329,590	—
Kieran McGowan	February 14, 2008	—	—	10,000
William R. Rohn	February 14, 2008	—	—	10,000
Dennis J. Selkoe, MD	February 14, 2008	—	—	10,000
Jeffrey Shames	February 14, 2008	—	—	10,000

Secretary
William F. Daniel	February 14, 2008	$25.01	17,758	9,996

		RSUs	Options	ADRs
	Date	Vested	Exercised	Sold

G. Kelly Martin	February 4, 2008	—	23,000	23,000
Shane Cooke	February 14, 2008	3,145	—	—
William F. Daniel	February 14, 2008	2,359	—	—
Lars Ekman, MD, PhD	February 14, 2008	16,487	—	—

Executive Directors’ Pension Arrangements

Pensions for executive directors are calculated on basic salary only (no incentive or benefit elements are included).

Mr. Daniel participates in a defined benefit plan designed to provide two-thirds of basic salary at retirement at age 60 for full service. Mr. Cooke was a member of this plan from July 2001 until December 2004. The following table relating to the directors’ participation in the defined benefit plan is denominated in Euros:

			Transfer Value
	Increase in		Equivalent of
	Accrued		Increase in		Total Accumulated
	Annual Benefit		Accrued Annual Benefit		Accrued Annual Benefit
	2007	2006	2007	2006	2007	2006

Shane Cooke	—	—	—	—	€13,393	€12,878
William F. Daniel	€1,570	€2,189	€36,542	€51,549	€39,263	€36,243

Mr. Martin participates and Dr. Ekman participated in a defined contribution plan (401(k) plan) for U.S.-based employees. Non-executive directors do not receive pensions.

For additional information on pension benefits for our employees, refer to Note 25 to the Consolidated Financial Statements.

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of Ordinary Shares or American Depository Shares at February 15, 2008 by major shareholders and all of our directors and officers as a group (either directly or by virtue of ownership of our ADSs):

	No. of			Percent of
Name of Owner or Identity of Group	Shares		Date of Disclosure(1)	Class(2)

Fidelity Management and Research Company	70,634,618		February 7, 2008	14.83%
Wellington Management	32,938,705		February 8, 2008	6.92%
Westfield Capital Management Co. LLC	22,355,062		February 15, 2008	4.69%
Jennison Associates LLC	14,396,339		February 15, 2008	3.02%
Capital Research & Management	14,288,407		December 24, 2007	3.00%
All directors and officers as a group (18 persons)	5,793,672	(3)	—	1.22%

(1)	Since the date of disclosure, the interest of any person listed above in our Ordinary Shares may have increased or decreased. No requirement to notify us of any change would have arisen unless the holding moved up or down through a whole number percentage level.

(2)	Based on 471.4 million Ordinary Shares outstanding on February 15, 2008 and 4.9 million Ordinary Shares issuable upon the exercise of currently exercisable options held by directors and officers as a group as of February 15, 2008.

(3)	Includes 4.9 million Ordinary Shares issuable upon exercise of currently exercisable options held by directors and officers as a group as of February 15, 2008.

Except for these interests, we have not been notified at February 15, 2008 of any interest of 3% or more of our issued share capital. Neither Fidelity Management and Research Company, Wellington Management, Westfield Capital Management Co. LLC, Jennison Associates LLC nor Capital Research & Management has voting rights different from other shareholders.

We, to our knowledge, are not directly or indirectly owned or controlled by another entity or by any government. We do not know of any arrangements, the operation of which might result in a change of control of us.

A total of 471,413,777 Ordinary Shares of Elan were issued and outstanding at February 15, 2008, of which 3,963 Ordinary Shares were held by holders of record in the United States, excluding shares held in the form of American Depository Receipts (ADRs). 413,258,026 Ordinary Shares were represented by our ADSs, evidenced by ADRs, issued by The Bank of New York, as depositary, pursuant to a deposit agreement. At February 15, 2008, the number of holders of record of Ordinary Shares was 8,795, which includes 12 holders of record in the United States, and the number of registered holders of ADRs was 3,275. Because certain of these Ordinary Shares and ADRs were held by brokers or other nominees, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

B.	Related Party Transactions

There were no significant transactions with related parties during the year ended December 31, 2007 other than as outlined in Note 28 to the Consolidated Financial Statements.

Transactions with Directors and Executive Officers

Except as set out below, there are no service contracts in existence between any of the directors and Elan:

Mr. Martin

•	On January 7, 2003, we and Elan Pharmaceuticals, Inc. (EPI) entered into an agreement with Mr. G. Kelly Martin such that Mr. Martin was appointed president and chief executive officer effective February 3, 2003.

Effective December 7, 2005, we and EPI entered into a new employment agreement with Mr. Martin, under which Mr. Martin continues to serve as our president and chief executive officer with an initial base annual salary of $798,000. Mr. Martin is eligible to participate in our annual bonus plan, performance-based stock awards and merit award plans. Under the new agreement, Mr. Martin was granted an option to purchase 750,000 Ordinary Shares with an exercise price per share of $12.03, vesting in three equal annual installments (the 2005 Options).

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

In the event of such an involuntary termination (other than as the result of a change in control), Mr. Martin will, for a period of two years (three years in the event of a change in control), or until Mr. Martin obtains other employment, continue to participate in our health and medical plans or we shall pay him a lump sum equal to the present value of the cost of such coverage and we shall pay Mr. Martin a lump sum of $50,000 to cover other costs and expenses. Mr. Martin will also be entitled to career transition assistance and the use of an office and the services of a full-time secretary for a reasonable period of time not to exceed two years (three years in the event of a change in control).

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

Mr. Martin is eligible to participate in the retirement, medical, disability and life insurance plans applicable to senior executives in accordance with the terms of those plans. He may also receive financial planning and tax support and advice from the provider of his choice at a reasonable and customary annual cost.

No other executive director has an employment contract extending beyond 12 months.

Dr. Ekman

•	On August 9, 2007, we announced that Dr. Lars Ekman would, with effect from December 31, 2007, transition from his operational role as president of research and development and that Dr. Ekman would continue as a member of the board of directors of Elan.

Under the agreement reached with Dr. Ekman, we agreed by reference to Dr. Ekman’s contractual entitlements and in accordance with our severance plan to (a) make a lump-sum payment of $2,500,000; (b) make milestone payments to Dr. Ekman, subject to a maximum amount of $1,000,000, if we achieve certain milestones in respect of our Alzheimer’s disease program; (c) accelerate the vesting of, and grant a two-year exercise period, in respect of certain of his equity awards, with a cash payment being made in respect of one grant of RSUs (which did not permit accelerated vesting); and (d) continue to make annual pension payments in the amount of $60,000 per annum, provide the cost of continued health coverage and provide career transition services to Dr. Ekman for a period of up to two years. A total severance charge of $3.6 million was expensed in 2007 for Dr. Ekman, excluding potential future success milestone payments related to our Alzheimer’s disease program.

Dr. Selkoe

•	On July 1, 2006, EPI entered into a consultancy agreement with Dr. Dennis Selkoe whereby Dr. Selkoe agreed to provide consultant services with respect to the treatment and/or prevention of neurodegenerative and autoimmune diseases. We will pay Dr. Selkoe a fee of $12,500 per quarter. The agreement is effective for three years unless terminated by either party upon 30 days written notice and supersedes all prior consulting agreements between Dr. Selkoe and Elan. Prior thereto, Dr. Selkoe was party to various consultancy agreements with EPI and Athena Neurosciences, Inc. Under the various consultancy agreements, Dr. Selkoe received $50,000 in 2007 and $50,000 in 2006.

Arrangements with Former Directors

•	On July 1, 2003, we entered into a pension agreement with Mr. John Groom, a former director of Elan Corporation, plc, whereby we shall pay him a pension of $200,000 per annum, monthly in arrears, until May 16, 2008 in respect of his former senior executive roles.

External Appointments and Retention of Fees

Executive directors may accept external appointments as non-executive directors of other companies and retain any related fees paid to them. Dr. Ekman was appointed as a non-executive director of InterMune, Inc. on September 18, 2006. In respect of such position, he retained the fees paid to him for such services. In 2007, this amounted to $61,500 (2006: $12,500).

C.	Interest of Experts and Counsel

Not applicable.

Item 8.	Financial Information.

A.	Consolidated Statements and Other Financial Information

See item 18.

B.	Significant Changes

None.

Item 9.	The Offer and Listing.

A.	Offer and Listing Details

See item 9C.

B.	Plan of Distribution

Not applicable.

C.	Markets

The principal trading markets for our Ordinary Shares are the Irish Stock Exchange and the London Stock Exchange. Our ADSs, each representing one Ordinary Share and evidenced by ADRs, are traded on the NYSE under the symbol “ELN.” The ADR depositary is The Bank of New York.

Our corporate governance practices do not differ in any significant way from those required of domestic companies under NYSE listing standards. A comparison of NYSE and Elan corporate governance standards is available on our website at www.elan.com.

In accordance with Section 303A.12(a) of the NYSE Listed Company Manual, the chief executive officer of the Company submits annual certifications to the NYSE stating that he is not aware of any violations by the Company of the NYSE corporate governance listing standards, qualifying the certification to the extent necessary. The last such annual certification was submitted on March 12, 2007.

The following table sets forth the high and low sales prices of the Ordinary Shares during the periods indicated, based upon mid-market prices at close of business on the Irish Stock Exchange and the high and low sales prices of the ADSs, as reported in published financial sources:

	€0.05		American
	Ordinary Shares		Depository Shares(1)
	High	Low	High	Low
	(€)		($)

Year ended December 31
2003	7.25	2.33	9.02	2.25
2004	23.80	5.40	30.09	7.06
2005	22.25	2.42	29.00	3.24
2006	14.90	10.27	19.21	12.50
2007	16.89	9.04	24.52	11.98
Calendar Year
2006
Quarter 1	13.49	10.27	16.78	12.50
Quarter 2	14.90	11.27	19.21	14.13
Quarter 3	13.24	10.60	16.74	13.31
Quarter 4	12.50	10.48	15.88	13.95
2007
Quarter 1	11.20	9.04	14.82	11.98
Quarter 2	16.24	9.90	22.05	13.36
Quarter 3	16.24	12.30	22.56	17.20
Quarter 4	16.89	14.71	24.52	21.28
Month Ended
August 2007	14.60	12.70	19.91	17.20
September 2007	14.94	13.13	21.04	18.55
October 2007	16.85	14.71	24.17	21.28
November 2007	16.58	14.92	23.60	21.73
December 2007	16.89	14.79	24.52	21.41
January 2008	17.12	15.07	25.36	22.09

(1)	An ADS represents one Ordinary Share, par value €0.05.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information.

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

The names of the directors are shown in Item 6.A. “Directors and Senior Management.” Dr. Bloom and Mr. Shames were appointed as directors on July 1, 2007 and Mr. Frick and Mr. Kerr were appointed as directors on September 13, 2007. They will seek election at the forthcoming Annual General Meeting. Dr. Gillespie retired as a director on May 24, 2007. Under the terms of our Articles of Association, directors serve for a term of three years expiring at the Annual General Meeting in the third year following their appointment or as the case may be, their re-appointment at the Annual General Meeting. Additionally, in line with the provisions of the Combined Code, non-executive directors who have served on the board for in excess of nine years are subject to annual re-election by shareholders. Directors are not required to retire at any set age and may, if recommended by the board of directors, offer themselves for re-election at any Annual General Meeting where they are deemed to have retired by rotation.

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

Liquidation Rights

In the event of the Company being wound up, the liquidator may, with the authority of a special resolution, divide among the holders of Ordinary Shares the whole or any part of the net assets of the company (after the return of capital on the non-voting Executive shares), and may set such value as is deemed fair upon each kind of property to be so divided and determine how such division will be carried out.

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

Limitations on the Right to Own Shares

There are no limitations on the right to own shares in the Memorandum and Articles of Association. However, there are some restrictions on financial transfers between Ireland and other specified countries, more particularly described in the section on “Exchange Controls and Other Limitations Affecting Security Holders.”

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

Indenture

Indentures governing the 7.75% Notes, 8.875% Notes, the Floating Rate Notes due 2011 and the Floating Rate Notes due 2013 contain covenants that restrict or prohibit our ability to engage in or enter into a variety of transactions. These restrictions and prohibitions could have a material and adverse effect on us. For additional information with respect to the restrictive covenants contained in our indentures, refer to Note 18 to the Consolidated Financial Statements.

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

In September 2005, Elan and Biogen Idec submitted to the FDA a sBLA for Tysabri, which the FDA subsequently designated for Priority Review. On March 7-8, 2006, the Peripheral Central Nervous System Drug Advisory Committee reviewed and voted unanimously to recommend that Tysabri be reintroduced as a treatment for relapsing forms of MS.

In June 2006, the FDA approved the reintroduction of Tysabri for the treatment of relapsing forms of MS. Approval for the marketing of Tysabri in the European Union was also received in June 2006 and has subsequently been received in a number of other countries. The distribution of Tysabri in both the United States and the ROW commenced in July 2006. Global in-market net sales of Tysabri in 2007 were $342.9 million (2006: $38.1 million; 2005: $11.0 million), consisting of $217.4 million (2006: $28.2 million; 2005: $11.0 million) in the United States and $125.5 million (2006: $9.9 million; 2005: $Nil) in the ROW.

Tysabri was developed and is now being marketed in collaboration with Biogen Idec. In general, subject to certain limitations imposed by the parties, we share with Biogen Idec most development and commercialization costs. Biogen Idec is responsible for manufacturing the product. In the United States, we purchase Tysabri from Biogen Idec and are responsible for distribution. Consequently, we record as revenue the net sales of Tysabri in the U.S. market. We purchase product from Biogen Idec as required at a price, which includes the cost of manufacturing, plus Biogen Idec’s gross profit on Tysabri and this cost, together with royalties payable to other third parties, is included in cost of sales.

In the ROW market, Biogen Idec is responsible for distribution and we record as revenue our share of the profit or loss on ROW sales of Tysabri, plus our directly-incurred expenses on these sales. In 2007, we recorded revenue of $14.3 million (2006: negative $10.7 million; 2005: $Nil).

At December 31, 2007, we owed Biogen Idec $25.0 million (2006: $42.9 million).

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

Wyeth Collaboration Agreement

Under our collaboration agreement with Wyeth, we are developing amyloid immunotherapies to attempt to treat Alzheimer’s disease. See Item 4.B. “Business Overview” for additional information regarding our Wyeth collaboration.

D.	Exchange Controls

Irish exchange control regulations ceased to apply from and after December 31, 1992. Except as indicated below, there are no restrictions on non-residents of Ireland dealing in domestic securities, which includes shares or depositary receipts of Irish companies such as us. Except as indicated below, dividends and redemption proceeds also continue to be freely transferable to non-resident holders of such securities. The Financial Transfers Act, 1992 gives power to the Minister for Finance of Ireland to make provision for the restriction of financial transfers between Ireland and other countries and persons. Financial transfers are broadly defined and include all transfers that would be movements of capital or payments within the meaning of the treaties governing the member states of the EU. The acquisition or disposal of ADSs or ADRs representing shares issued by an Irish incorporated company and associated payments falls within this definition. In addition, dividends or payments on redemption or purchase of shares and payments on a liquidation of an Irish incorporated company would fall within this definition. At present the Financial Transfers Act, 1992 prohibits financial transfers involving the late Slobodan Milosevic and associated persons, Burma/Myanmar, Belarus, certain persons indicted by the International Criminal Tribunal for the former Yugoslavia, Usama bin Laden, Al-Qaida, the Taliban of Afghanistan, Democratic Republic of Congo, Democratic People’s Republic of Korea, Iran, Iraq, Côte d’Ivoire, Lebanon, Liberia, Zimbabwe, Uzbekistan, Sudan, Somalia, certain known terrorists and terrorist groups, and countries that harbor certain terrorist groups, without the prior permission of the Central Bank of Ireland.

Any transfer of, or payment in respect of, an ADS involving the government of any country that is currently the subject of United Nations sanctions, any person or body controlled by any of the foregoing, or by any person acting on behalf of the foregoing, may be subject to restrictions pursuant to such sanctions as implemented into Irish law. We do not anticipate that orders under the Financial Transfers Act, 1992 or United Nations sanctions implemented into Irish law will have a material effect on our business.

E.	Taxation

The following is a general description of Irish taxation inclusive of certain Irish tax consequences to U.S. Holders (as defined below) of the purchase, ownership and disposition of ADSs or Ordinary Shares. As used herein, references to the Ordinary Shares include ADSs representing such Ordinary Shares, unless the tax treatment of the ADSs and Ordinary Shares has been specifically differentiated. This description is for general information purposes only and does not purport to be a comprehensive description of all the Irish tax considerations that may be relevant in a U.S. Holder’s decision to purchase, hold or dispose of our Ordinary Shares. It is based on the various Irish Taxation Acts, all as in effect on February 15, 2008 and all of which are subject to change (possibly on a retroactive basis). The Irish tax treatment of a U.S. Holder of Ordinary Shares may vary depending upon such holder’s particular situation, and holders or prospective purchasers of Ordinary Shares are advised to consult their own tax advisors as to the Irish or other tax consequences of the purchase, ownership and disposition of Ordinary Shares.

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

Taxation of Corporate Income

We are a public limited company incorporated and resident for tax purposes in Ireland. Under current Irish legislation, a company is regarded as resident for tax purposes in Ireland if it is centrally managed and controlled in Ireland, or, in certain circumstances, if it is incorporated in Ireland. The Taxes Consolidation Act, 1997 provides that a company that is resident in Ireland and is not resident elsewhere shall be entitled to have certain income from a qualifying patent disregarded for tax purposes. The legislation does not provide a termination date for this relief, although with effect from January 1, 2008, the amount of this income that is disregarded for tax purposes is capped at €5 million per year per group. A qualifying patent means a patent in relation to which the research, planning, processing, experimenting, testing, devising, designing, developing or similar activities leading to the invention that is the subject of the patent were carried out in an European Economic Area state. Income from a qualifying patent means any royalty or other sum paid in respect of the use of the invention to which the qualifying patent relates, including any sum paid for the grant of a license to exercise rights under such patent, where that royalty or other sum is paid, for the purpose of activities that would be regarded under Irish law as the manufacture of goods (to the extent that the payment does not exceed an arms-length rate), or by a person who is not connected with us. Accordingly, our income from such qualifying patents is disregarded for tax purposes in Ireland. Any Irish manufacturing income of Elan and its subsidiaries is taxable at the rate of 10% in Ireland until December 31, 2010. Any trading income that does not qualify for the patent exemption or the 10% rate of tax is taxable at the Irish corporation tax rate of 12.5% in respect of trading income for the years 2003 and thereafter. Non-trading income is taxable at 25%.

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

Irish Stamp Duty

Under current Irish law, no stamp duty, currently at the rate and on the amount referred to below, will be payable by U.S. Holders on the issue of ADSs, Ordinary Shares or ADWSs of Elan. Under current Irish law, no stamp duty will be payable on the acquisition of ADWSs or ADSs by persons purchasing such ADWSs or ADSs, or on any subsequent transfer of an ADWS or ADS of Elan. A transfer of Ordinary Shares, whether on sale, in contemplation of a sale or by way of gift will attract duty at the rate of 1% on the consideration given or, where the purchase price is inadequate or unascertainable, on the market value of the shares. Similarly, any such transfer of a warrant may attract duty at the rate of 1%. Transfers of Ordinary Shares that are not liable to duty at the rate of 1% are exempt unless the transfer is by way of security, in which event there is a potential maximum charge of €630. The person accountable for payment of stamp duty is the transferee or, in the case of a transfer by way of gift or for a consideration less than the market value, all parties to the transfer. Stamp duty is normally payable within 30 days after the date of execution of the transfer. Late or inadequate payment of stamp duty will result in a liability to pay interest penalties and fines.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act). In accordance with these requirements, the Company files Annual Reports on Form 20-F with, and furnishes Reports of Foreign Issuer on Form 6-K to, the SEC. These materials, including our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, NE, Room 1580, Washington D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the SEC at 100 F Street, NE, Room 1580, Washington, D.C. at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. As a foreign private issuer, all documents that were filed or submitted after November 4, 2002 on the SEC’s EDGAR system are available for retrieval on the website maintained by the SEC at http://www.sec.gov. These filings and submissions are also available from commercial document retrieval services.

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

Exchange Risk

We are a multinational business operating in a number of countries, and the U.S. dollar is the primary currency in which we conduct business. The U.S. dollar is used for planning and budgetary purposes and as the presentation currency for financial reporting. We do, however, have revenues, costs, assets and liabilities denominated in currencies other than U.S. dollars. Consequently, we enter into derivative financial instruments to manage our non-U.S. dollar foreign exchange risk. We use derivative financial instruments primarily to reduce exposures to market fluctuations in foreign exchange rates. We do not enter into derivative financial instruments for trading or speculative purposes. All derivative contracts entered into are in liquid markets with credit-approved parties. The treasury function operates within strict terms of reference that have been approved by our board of directors.

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

We had entered into a number of Euro forward foreign exchange contracts at various rates of exchange that required us to sell U.S. dollars for Euro on various dates. The forward contracts expired on various dates throughout 2007. There were no forward or swap contracts outstanding at December 31, 2007.

During 2007, average exchange rates were $1.37 = €1.00. We sell U.S. dollars to buy Euro for costs incurred in Euro.

Interest Rate Risk on Debt

Our debt is primarily at fixed rates, except for the $300.0 million of Floating Rate Notes due 2011 and $150.0 million of Floating Rate Notes due 2013 issued in November 2004 and November 2006, respectively. Interest rate changes affect the amount of interest on our variable rate debt.

The table below summarizes the market risks associated with our fixed and variable rate debt outstanding at December 31, 2007 (in millions):

	2011	2012	Thereafter	Total

Fixed rate debt(1)	$850.0	$—	$465.0	$1,315.0
Average interest rate	7.75%	—	8.875%	8.15%
Variable rate debt(2)(3)	$300.0	$—	$150.0	$450.0
Average interest rate	9.48%	—	9.67%	9.54%

Total	$1,150.0	$—	$615.0	$1,765.0

Average interest rate	8.20%	—	9.07%	8.50%

(1)	Represents 74.5% of all outstanding debt.

(2)	Represents 25.5% of all outstanding debt.

(3)	Variable interest rates are based on LIBOR.

If market rates of interest on our variable rate debt increased by 10%, then the increase in interest expense on the variable rate debt would be $4.1 million annually. As of December 31, 2007, the fair value of our debt was $1,680.6 million. For additional information on the fair values of debt instruments, refer to Note 19 to the Consolidated Financial Statements.

Interest Rate Risk on Investments

Our liquid funds are invested primarily in U.S. dollars, except for the working capital balances of subsidiaries operating outside of the United States. Interest rate changes affect the returns on our investment funds. Our exposure to interest rate risk on liquid funds is actively monitored and managed with an average duration of less than three months. By calculating an overall exposure to interest rate risk rather than a series of individual instrument cash flow exposures, we can more readily monitor and hedge these risks. Duration analysis recognizes the time value of money and, in particular, prevailing interest rates by discounting future cash flows.

The interest rate risk profile of our investments at December 31, 2007 was as follows (in millions):

	Fixed	Floating	No Interest	Total

Cash and cash equivalents	$—	$423.5	$—	$423.5
Restricted cash (current)	$—	$20.1	$—	$20.1
Restricted cash (non-current)	$—	$9.5	$—	$9.5
Investment securities (current)	$—	$268.1	$8.8	$276.9
Investment securities (non-current)	$—	$13.0	$9.5	$22.5

Variable interest rates on cash and liquid resources are generally based on the appropriate Euro Interbank Offered Rate, LIBOR or bank rates dependent on principal amounts on deposit.

Credit Risk

Our treasury function transacts business with counterparties that are considered to be low investment risks. Credit limits are established commensurate with the credit rating of the financial institution that business is being transacted with. We only enter into contracts with parties that have at least investment grade credit rating. The counterparties to these contracts are major financial institutions. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet. We believe that the risk of any net loss from counterparty risk is remote.

For customers, we have a credit policy in place that involves credit evaluation and ongoing account monitoring.

We do not currently transact significant business in countries that are subject to major political and economic uncertainty. As a result, we are not materially exposed to any sovereign risk or payment difficulties.

At the balance sheet date, we have a significant concentration of credit risk given that our main customers, AmerisourceBergen and Fournier Pharma Corp. account for 53% of our gross accounts receivable balance at December 31, 2007. However, we do not believe our credit risk in relation with these two customers is significant, as they each have an investment grade credit rating.

Equity Price Risk

We are exposed to equity price risks primarily on our equity investments in publicly-quoted emerging pharmaceutical and biotechnology companies. At December 31, 2007, these investment securities had a fair value of $8.8 million and a cost of $5.0 million. An adverse change in equity prices could result in a material impact in the fair value of our investments in equity securities.

Item 12.	Description of Securities Other than Equity Securities.

Not applicable.

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.	Controls and Procedures.

Disclosure Controls and Procedures

We conducted an evaluation as of December 31, 2007 under the supervision and with the participation of management, including our CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on the evaluation conducted, our management, including our CEO and CFO, concluded that as December 31, 2007 such disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). Our internal control system is designed to provide reasonable assurance regarding the preparation and fair presentation of financial statements for external purposes in accordance with U.S. GAAP. All internal control systems, no matter how well designed, have inherent limitations and can provide only reasonable assurance that the objectives of the internal control system are met.

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal controls over financial reporting, based on the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation conducted, our management, including our CEO and CFO, concluded that as of December 31, 2007, internal control over financial reporting was effective.

Our independent registered public accounting firm, KPMG, has issued an auditors’ report on our internal control over financial reporting as of December 31, 2007, which is included on the following page.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Elan Corporation, plc:

We have audited Elan Corporation, plc’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Elan Corporation, plc’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, appearing under Item 15 in this Annual Report on Form 20-F. Our responsibility is to express an opinion on Elan Corporation, plc’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Elan Corporation, plc maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Elan Corporation, plc and subsidiaries, as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders’ equity/(deficit) and other comprehensive income/(loss) and cash flows for each of the years in the three-year period ended December 31, 2007, and the related financial statement schedule, and our report dated February 28, 2008 expressed an unqualified opinion on those consolidated financial statements.

/s/  KPMG

Dublin, Ireland
February 28, 2008

Item 16.	Reserved.

Item 16A.	Audit Committee Financial Expert.

The board of directors of Elan has determined that Mr. Gary Kennedy qualifies as an Audit Committee financial expert and as an independent director within the meaning of the NYSE listing standards.

Item 16B.	Code of Ethics.

Our board of directors adopted a code of conduct that applies to our directors, officers and employees. There have been no material modifications to, or waivers from, the provisions of such code. This code is available on our website at the following address: http://elan.com/governance/code of conduct.

Item 16C.	Principal Accountant Fees and Services.

Our principal accountants are KPMG. The table below summarizes the fees for professional services rendered by KPMG for the audit of our Consolidated Financial Statements and fees billed for other services rendered by KPMG (in millions):

	2007	2006

Auditors’ remuneration:
Audit fees(1)	$3.0	$3.2
Audit related fees(2)	0.5	—

Total audit and audit-related fees	$3.5	$3.2
Tax fees(3)	0.9	0.7
All other fees	—	—

Total auditors’ remuneration	$4.4	$3.9

(1)	Audit services include audit of our Consolidated Financial Statements, as well as work that generally only the independent auditor can reasonably be expected to provide, including comfort letters, statutory audits, and discussions surrounding the proper application of financial accounting or reporting standards.

(2)	Audit related services are for assurance and related services that are traditionally performed by the independent auditor, including due diligence related to mergers and acquisitions, employee benefit plan audits, and special procedures required to meet certain regulatory requirements.

(3)	Tax fees consist of fees for professional services for tax compliance, tax advice and tax planning. This category includes fees related to the preparation and review of tax returns.

Report of the Audit Committee

The current members of the Audit Committee (the Committee) are Mr. Gary Kennedy, Chairman, Mr. Laurence Crowley, Mr. Giles Kerr and Mr. Jeffrey Shames. They are all non-executive directors of the Company. The board considers each member to be independent under the Combined Code and under the criteria of the NYSE corporate governance listing standards concerning the composition of audit committees. In March 2007, the Company submitted the required annual written affirmation to the NYSE confirming its full compliance with those standards.

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

It appoints and agrees the compensation for the independent external auditors subject, in each case, to the approval of the Company’s shareholders at general meeting. The Committee maintains policies and procedures for the pre-approval of all audit services and permitted non-audit services undertaken by the independent external auditor. The principal purpose of these policies and procedures is to ensure that the independence of the independent external auditor is not impaired. The policies and procedures cover three categories of work: audit services, audit related services and non-audit services. The pre-approval procedures permit certain audit, audit related and non-audit services to be performed by the independent external auditor during the year subject to fee limits agreed with the Audit Committee in advance. Authority to approve, between Committee meetings, work in excess of the pre-agreed fee limits is delegated to members of the Committee if required. Regular reports to the full Committee are also provided for and, in practice, are a standing agenda item at Committee meetings.

The Committee held a number of private meetings without management present with both the Company’s head of internal audit and with the engagement partner from the Company’s independent external auditors. The purpose of these meetings was to facilitate free and open discussions between the Committee members and those individuals separate from the main sessions of the Committee, which were attended by the chief financial officer, the group controller and the Company’s general counsel.

At each regularly scheduled board meeting, the chairman of the Committee reported to the board on the principal matters covered at the preceding Committee meetings. The minutes of all Committee meetings were also circulated to all board members.

The Committee met on nine occasions in 2007. The Committee is scheduled to meet nine times during 2008.

During 2007, the business considered and discussed by the Committee included the matters referred to below.

•	The Company’s financial reports and financial guidance were reviewed and various accounting matters and policies were considered.

•	Reports were received from the independent external auditors concerning its audit strategy and planning and the results of its audit of the financial statements and from management, the internal audit function and independent external auditor on the effectiveness of the company’s system of internal controls and in particular its internal control over financial reporting.

•	The Committee reviewed the operations of the Company’s code of conduct, the employee helpline and email system. No material issues were reported through this route during the year. No waivers to the Code of Conduct were made in 2007.

•	The Committee reviewed the progress on the implementation of a comprehensive enterprise-wide risk management process in the Company.

•	Matters concerning the internal audit function, corporate compliance function and financial functions were reviewed. The Company’s continuing work to comply with the applicable provisions of the Sarbanes Oxley Act of 2002 was monitored by the Committee.

•	The Committee charter and the operation of the Committee were reviewed during 2007. No changes were recommended.

•	The amount of audit and non-audit fees of the independent auditor was monitored throughout 2007. The Committee was satisfied throughout the year that the objectivity and independence of the independent external auditor were not in any way impaired by either the nature of the non-audit work undertaken, the level of non-audit fees charged for such work or any other facts or circumstances.

On behalf of the Audit Committee,

Gary Kennedy
Chairman of the Audit Committee and
Non-Executive Director

February 28, 2008

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

Part III

Item 17.	Consolidated Financial Statements.

Not applicable.

Item 18.	Consolidated Financial Statements.

Report of Independent Registered Public Accounting Firm

Consolidated Financial Statements of Elan Corporation, plc and subsidiaries

Notes to the Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Elan Corporation, plc:

We have audited the accompanying consolidated balance sheets of Elan Corporation, plc and subsidiaries (the Company) as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders’ equity/(deficit) and other comprehensive income/(loss) and cash flows for each of the years in the three-year period ended December 31, 2007. We have also audited the accompanying financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Elan Corporation, plc and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2007, the Company adopted the provisions of the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, and effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Elan Corporation plc’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2008 expressed an unqualified opinion on the effective operation of internal control over financial reporting.

/s/  KPMG

Dublin, Ireland
February 28, 2008

Elan Corporation, plc

Consolidated Statements of Operations
For the Years Ended December 31, 2007, 2006 and 2005

	Notes	2007	2006	2005
	(In millions, except per share data)

Product revenue		$728.6	$532.9	$458.1
Contract revenue		30.8	27.5	32.2

Total revenue	3	759.4	560.4	490.3

Operating expenses:
Cost of sales		337.9	210.3	196.1
Selling, general and administrative expenses		341.8	362.4	359.4
Research and development expenses		260.4	217.5	232.3
Net gain on sale of products and businesses	4	—	(43.1)	(103.4)
Other net (gains)/charges	5	84.6	(20.3)	4.4

Total operating expenses		1,024.7	726.8	688.8

Operating loss		(265.3)	(166.4)	(198.5)

Net interest and investment (gains)/losses:
Net interest expense	6	113.1	111.5	125.7
Net investment (gains)/losses	11	0.9	(1.6)	7.2
Net charge on debt retirements	7	18.8	—	51.8

Net interest and investment losses		132.8	109.9	184.7

Loss from continuing operations before income taxes		(398.1)	(276.3)	(383.2)
Provision for/(benefit from) income taxes	21	6.9	(9.0)	1.0

Net loss from continuing operations		(405.0)	(267.3)	(384.2)
Income from discontinued operations, net of tax	4	—	—	0.6

Net loss		$(405.0)	$(267.3)	$(383.6)

Basic and diluted loss per Ordinary Share:
Net loss from continuing operations	8	$(0.86)	$(0.62)	$(0.93)
Net income from discontinued operations (net of tax)	8	—	—	—

Net loss		$(0.86)	$(0.62)	$(0.93)

Weighted-average number of Ordinary Shares outstanding		468.3	433.3	413.5

The accompanying notes are an integral part of these Consolidated Financial Statements.

Elan Corporation, plc

Consolidated Balance Sheets
As of December 31, 2007 and 2006

	Notes	2007	2006
	(In millions, except shares
	and par values)

ASSETS
Current Assets:
Cash and cash equivalents		$423.5	$1,510.6
Restricted cash — current	9	20.1	23.2
Accounts receivable, net	10	137.4	107.4
Investment securities — current	11	276.9	11.2
Inventory	12	36.7	29.2
Prepaid and other current assets	13	21.8	74.7

Total current assets		916.4	1,756.3
Property, plant and equipment, net	14	328.9	342.0
Goodwill and other intangible assets, net	15	457.6	582.2
Investment securities — non-current	11	22.5	9.2
Restricted cash — non-current	9	9.5	—
Other assets	16	46.5	56.6

Total assets		$1,781.4	$2,746.3

LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIT)
Current Liabilities:
Accounts payable		27.3	46.1
Accrued and other current liabilities	17	180.3	179.8
Current portion of long term debt	18	—	613.2
Deferred revenue	20	3.2	12.4

Total current liabilities		210.8	851.5
Long-term debt	18	1,765.0	1,765.0
Deferred revenue	20	1.5	3.7
Other liabilities	17	38.8	41.0

Total liabilities		2,016.1	2,661.2

Shareholders’ Equity/(Deficit):
Ordinary shares, €0.05 par value, 670,000,000 shares authorized, 470,195,498 and 466,619,156 shares issued and outstanding at December 31, 2007 and 2006, respectively	23	27.4	27.2
Executive shares, €1.25 par value, 1,000 shares authorized, 1,000 shares issued and outstanding at December 31, 2007 and 2006	23	—	—
“B” Executive shares, €0.05 par value, 25,000 shares authorized, 21,375 shares issued and outstanding at December 31, 2007 and 2006	23	—	—
Additional paid-in capital		5,421.1	5,352.7
Treasury stock	23	—	(17.4)
Accumulated deficit		(5,671.5)	(5,255.6)
Accumulated other comprehensive loss	24	(11.7)	(21.8)

Shareholders’ equity/(deficit)		(234.7)	85.1

Total liabilities and shareholders’ equity/(deficit)		$1,781.4	$2,746.3

The accompanying notes are an integral part of these Consolidated Financial Statements.

Elan Corporation, plc

Consolidated Statements of Shareholders’ Equity/(Deficit) and Other Comprehensive Income/(Loss)
For the Years Ended December 31, 2007, 2006 and 2005

						Accumulated
			Additional			Other	Total
	Number of	Share	Paid-in	Treasury	Accumulated	Comprehensive	Shareholders’
	Shares	Capital	Capital	Stock	Deficit	Income/(Loss)	Equity/(Deficit)
	(In millions)

Balance at December 31, 2004	395.1	$22.6	$4,796.4	$(17.4)	$(4,604.7)	$8.1	$205.0
Comprehensive loss:
Net loss	—	—	—	—	(383.6)	—	(383.6)
Unrealized loss on investment securities	—	—	—	—	—	(24.9)	(24.9)
Reclassification adjustment for net losses included in net loss	—	—	—	—	—	3.6	3.6
Minimum pension liability adjustment	—	—	—	—	—	(10.7)	(10.7)
Currency translation adjustments	—	—	—	—	—	(2.7)	(2.7)

Total comprehensive loss							(418.3)

Conversion of convertible debt	27.8	1.7	204.3	—	—	—	206.0
Tax benefit of stock option deductions	—	—	0.6	—	—	—	0.6
Stock issued, net of issuance costs	5.9	0.4	23.2	—	—	—	23.6

Balance at December 31, 2005	428.8	24.7	5,024.5	(17.4)	(4,988.3)	(26.6)	16.9
Comprehensive loss:
Net loss	—	—	—	—	(267.3)	—	(267.3)
Unrealized gain on investment securities	—	—	—	—	—	5.0	5.0
Minimum pension liability adjustment	—	—	—	—	—	10.7	10.7
Currency translation adjustments	—	—	—	—	—	3.9	3.9

Total comprehensive loss							(247.7)

Adjustment on initial application of SFAS 158	—	—	—	—	—	(14.8)	(14.8)
Conversion of convertible debt	34.2	2.3	249.5	—	—	—	251.8
Tax benefit of stock option deductions	—	—	2.0	—	—	—	2.0
Stock issued, net of issuance costs	3.6	0.2	29.6	—	—	—	29.8
Share-based compensation expense	—	—	47.1	—	—	—	47.1

Balance at December 31, 2006	466.6	27.2	5,352.7	(17.4)	(5,255.6)	(21.8)	85.1
Comprehensive loss:
Net loss	—	—	—	—	(405.0)	—	(405.0)
Unrealized loss on investment securities	—	—	—	—	—	(0.9)	(0.9)
Defined benefit pension adjustment	—	—	—	—	—	10.3	10.3
Currency translation adjustments	—	—	—	—	—	0.7	0.7

Total comprehensive loss							(394.9)

Treasury stock retirement	(0.9)	(0.1)	(6.4)	17.4	(10.9)	—	—
Tax benefit of stock option deductions	—	—	1.8	—	—	—	1.8
Stock issued, net of issuance costs	4.5	0.3	27.9	—	—	—	28.2
Share-based compensation expense	—	—	45.1	—	—	—	45.1

Balance at December 31, 2007	470.2	$27.4	$5,421.1	$—	$(5,671.5)	$(11.7)	$(234.7)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Elan Corporation, plc

Consolidated Statements of Cash Flows
For the Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005
	(In millions)

Cash flows from operating activities:
Net loss	$(405.0)	$(267.3)	$(383.6)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of deferred revenue	(11.4)	(44.0)	(57.8)
Amortization of financing costs	4.8	6.9	7.4
Depreciation and amortization	118.3	135.6	130.7
Gains on sale of investment securities	(6.6)	(8.3)	(17.5)
Impairment of intangible assets	52.2	—	—
Impairment of investments	6.1	7.3	24.0
Disposals/write-down of other assets	0.5	0.1	3.1
Gain on sale of products and businesses	—	(43.1)	(103.9)
Share-based compensation	45.1	47.1	—
Excess tax benefit from share-based compensation	(1.8)	(2.0)	—
Net charge on debt retirements	18.8	—	51.8
Derivative fair value (gain)/loss	(0.4)	(4.9)	3.3
Other	(3.6)	5.0	7.9
Net changes in assets and liabilities:
Increase in accounts receivable	(30.1)	(25.6)	(38.9)
Decrease/(increase) in prepaid and other assets	60.3	(56.4)	30.3
Decrease/(increase) in inventory	(7.4)	(7.1)	3.5
Increase/(decrease) in accounts payable and accruals and other liabilities	(7.3)	15.2	(111.8)

Net cash used in operating activities	(167.5)	(241.5)	(451.5)

Cash flows from investing activities:
Decrease/(increase) in restricted cash	(6.8)	2.8	168.0
Proceeds from disposal of property, plant and equipment	0.2	0.6	0.6
Purchase of property, plant and equipment	(26.1)	(29.9)	(43.7)
Purchase of investment securities	(12.3)	(0.2)	(0.4)
Transfer of fund to investment securities	(305.9)	—	—
Sale of non-current investment securities	3.4	13.2	45.6
Sale of current investment securities	27.9	0.9	17.1
Purchase of intangible assets	(2.5)	(4.1)	(7.1)
Proceeds from product and business disposals	4.0	54.2	108.8

Net cash provided by/(used in) investing activities	(318.1)	37.5	288.9

Cash flows from financing activities:
Proceeds from employee stock issuances	28.2	29.8	23.8
Repayment of loans and capital lease obligations	(629.6)	(5.7)	(126.8)
Net proceeds from debt issuances	(0.1)	602.8	(0.7)
Excess tax benefit from share-based compensation	1.8	2.0	—
Proceeds from government grants	—	0.4	4.0

Net cash provided by/(used in) financing activities	(599.7)	629.3	(99.7)

Effect of exchange rate changes on cash	(1.8)	4.6	(4.6)

Net increase/(decrease) in cash and cash equivalents	(1,087.1)	429.9	(266.9)
Cash and cash equivalents at beginning of year	1,510.6	1,080.7	1,347.6

Cash and cash equivalents at end of year	$423.5	$1,510.6	$1,080.7

Supplemental cash flow information:
Cash paid during the year for:
Interest	$(169.2)	$(154.0)	$(157.9)
Income taxes	$(5.2)	$(4.6)	$(1.5)
Non-cash financing activities:
Issuance of stock for debt conversion	$—	$251.8	$206.0

The accompanying notes are an integral part of these Consolidated Financial Statements.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Description of Business

Elan Corporation, plc, an Irish public limited company (also referred to hereafter as we, our, us, Elan or the Company), is a neuroscience-based biotechnology company headquartered in Dublin, Ireland. We were incorporated as a private limited company in Ireland in December 1969 and became a public limited company in January 1984. Our principal executive offices are located at Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland and our telephone number is 353-1-709-4000. Our principal research and development (R&D), manufacturing and marketing facilities are located in Ireland and the United States (U.S.).

Our business is organized into two business units: Biopharmaceuticals and Elan Drug Technologies (EDT). Biopharmaceuticals engages in research, development and commercial activities primarily in Alzheimer’s disease, Parkinson’s disease, multiple sclerosis (MS), Crohn’s disease (CD), severe chronic pain and infectious diseases. EDT is an established specialty pharmaceutical business unit of Elan.

2.	Significant Accounting Policies

The following accounting policies have been applied in the preparation of our Consolidated Financial Statements.

(a) Basis of consolidation and presentation of financial information

The accompanying Consolidated Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). In addition to this Form 20-F, we also prepared separate Consolidated Financial Statements, included in our Annual Report, in accordance with International Financial Reporting Standards (IFRS), which differ in certain significant respects from U.S. GAAP. The Annual Report under IFRS is a separate document from this Form 20-F.

Unless otherwise indicated, our financial statements and other financial data contained in this Form 20-F are presented in U.S. dollars ($). The accompanying Consolidated Financial Statements include our financial position, results of operations and cash flows and those of our subsidiaries, all of which are wholly owned. All significant intercompany amounts have been eliminated.

We have incurred significant losses during the last three fiscal years and anticipate to continue to incur operating losses in 2008. However, our directors believe that we have adequate resources to continue in operational existence for at least the next 12 months and that it is appropriate to continue to prepare our Consolidated Financial Statements on a going concern basis.

(b) Use of estimates

The preparation of the Consolidated Financial Statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ materially from these estimates.

(c) Reclassifications

Certain items in the Consolidated Financial Statements for prior periods have been reclassified to conform to current classifications. In particular, within our Consolidated Statements of Cash Flows, cash flows related to restricted cash balances have been reclassified from operating activities to investing activities and presented as a separate line item. Consequently, in 2006 and 2005, this reclassification results in an increase in net cash used in operating activities and an equal offsetting increase in net cash provided by investing activities.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(d) Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with original maturities of three months or less.

(e) Investment securities and impairment

Marketable equity securities and debt securities are classified into one of three categories in accordance with the Financial Accounting Standards Board’s (FASB) Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” (SFAS 115): including trading, held-to-maturity, or available-for-sale.

•	Marketable equity and debt securities are considered trading when purchased principally for the purpose of selling in the near term. These securities are recorded as short-term investments and are carried at fair value. Unrealized holding gains and losses on trading securities are included in other income. We did not hold any trading securities at December 31, 2007 and 2006.

•	Marketable debt securities are considered held-to-maturity when we have the positive intent and ability to hold the securities to maturity. These securities are carried at amortized cost, less any impairment. We did not hold any held-to-maturity securities at December 31, 2007 and 2006.

•	Marketable equity and debt securities not classified as trading or held-to-maturity are considered available-for-sale. These securities are recorded as either short-term or long-term investments and are carried at fair value, with unrealized gains and losses included in accumulated other comprehensive income/(loss) in shareholders’ equity/(deficit). The assessment for impairment of marketable securities classified as available-for-sale is based on established financial methodologies, including quoted market prices for publicly traded equity and debt securities.

Non-marketable equity securities are carried at cost, less write-down-for-impairments, and are adjusted for impairment based on methodologies, including the Black-Scholes option-pricing model, the valuation achieved in the most recent private placement by an investee, an assessment of the impact of general private equity market conditions, and discounted projected future cash flows.

The factors affecting the assessment of impairments include both general financial market conditions and factors specific to a particular company. In the case of equity classified as available-for-sale, a significant and prolonged decline in the fair value of the security below its carrying value is considered in determining whether the security is impaired. If any such evidence exists, an impairment loss is recognized.

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

(i) Goodwill, other intangible assets and impairment

We account for goodwill and identifiable intangible assets in accordance with FASB Statement No. 142, “Goodwill and Other Intangible Assets,” (SFAS 142). Pursuant to SFAS 142, goodwill and identifiable intangible assets with indefinite useful lives are no longer amortized, but instead are tested for impairment at least annually. At December 31, 2007, we had no other intangible assets with indefinite lives.

Intangible assets with estimable useful lives are amortized on a straight-line basis over their respective estimated useful lives to their estimated residual values and, as with other long-lived assets such as tangible fixed assets, are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. We determine fair value using the income approach based on estimated discounted cash flows. Our cash flow assumptions consider historical and forecasted revenue and operating costs and other relevant factors.

We review our goodwill for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. The goodwill impairment test is a two-step test and is performed at the reporting unit level. A reporting unit is the same as, or one level below, an operating segment as defined by SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.” We have two reporting units: Biopharmaceuticals and EDT. Under the first step, we compare the fair value of each reporting unit with its carrying value, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired and step two does not need to be performed. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test would be performed to measure the amount of impairment charge, if any. The second step compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill, and any excess of the carrying amount over the implied fair value is recognized as an impairment charge. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination is determined, by allocating the fair value of a reporting unit to individual assets and liabilities. The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. In evaluating goodwill for impairment, we determine the fair values of the reporting units using the income approach, based on estimated

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

discounted future cash flows. The results of our goodwill impairment tests did not indicate any impairment in 2007, 2006 or 2005.

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

Gains and losses on derivative financial instruments that qualify as fair value hedges under SFAS No. 133, “Accounting for Derivative Instruments in Hedging Activities,” (SFAS 133), are recognized as an offset to the related income or expense of the underlying hedged transaction. The carrying value of derivative financial instruments is reported within current assets or other current liabilities. We did not hold any interest rate swap contracts or forward currency contracts at December 31, 2007. Interest rate swaps held during the years ended December 31, 2006 and 2005, qualified for hedge accounting under SFAS 133. Forward currency contracts held during the years ended December 31, 2007, 2006 and 2005, did not qualify for hedge accounting under SFAS 133, and were marked to market at each balance sheet date, with the resulting gains and losses recognized in income.

We record at fair value certain freestanding warrants. Changes in their fair value are recorded in the income statement and their carrying value is recorded within current assets or current liabilities.

(l) Revenue

We recognize revenue from the sale of our products, royalties earned and contract arrangements. Our revenues are classified into two categories: product revenue and contract revenue.

Product Revenue — Product revenue includes:  (i) the sale of our products, (ii) royalties and (iii) manufacturing fees. We recognize revenue from product sales when there is persuasive evidence that an arrangement exists, title passes, the price is fixed or determinable, and collectability is reasonably assured. Revenue is recorded net of applicable sales tax and sales discounts and allowances, which are described below.

i. The sale of our products consists of the sale of pharmaceutical drugs, primarily to wholesalers and physicians.

ii. We earn royalties on licensees’ sales of our products or third-party products that incorporate our technologies. Royalties are recognized as earned in accordance with the contract terms when royalties can be reliably measured and collectability is reasonably assured.

iii. We receive manufacturing fees for products that we manufacture on behalf of other third-party customers.

Tysabri® (natalizumab) was developed and is now being marketed in collaboration with Biogen Idec Inc. (Biogen Idec). In general, subject to certain limitations imposed by the parties, we share with Biogen Idec most development and commercialization costs. Biogen Idec is responsible for manufacturing the product. In the United States, we purchase Tysabri from Biogen Idec and are responsible for distribution. Consequently, we record as revenue the net sales of Tysabri in the U.S. market. We purchase product from Biogen Idec as required at a price, which includes the cost of manufacturing, plus Biogen Idec’s gross profit on Tysabri and this cost, together with

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

royalties payable to other third parties, is included in cost of sales. In the European Union (EU) market, Biogen Idec is responsible for distribution and we record as revenue our share of the profit or loss on EU sales of Tysabri, plus our directly-incurred expenses on these sales.

Contract Revenue — Contract revenue arises from contracts to perform R&D services on behalf of clients or technology licensing. Contract revenue is recognized when earned and non-refundable, and when we have no future obligation with respect to the revenue, in accordance with the terms prescribed in the applicable contract. Contract research revenue consists of payments or milestones arising from R&D activities we perform on behalf of third parties. Our revenue arrangements with multiple elements are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered items. The consideration we receive is allocated among the separate units based on their respective fair values, and the applicable revenue recognition criteria are applied to each of the separate units. Advance payments received in excess of amounts earned are classified as deferred revenue until earned.

The U.S. Securities and Exchange Commission’s (SEC) Staff Accounting Bulletin No. 104, “Revenue Recognition,” (SAB 104), provides guidance on revenue recognition. SAB 104 requires the deferral and amortization of up-front fees when there is a significant continuing involvement (such as an ongoing product manufacturing contract or joint development activities) by the seller after an asset disposal. We defer and amortize up-front license fees to income over the “performance period” as applicable. The performance period is the period over which we expect to provide services to the licensee as determined by the contract provisions.

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

(m) Sales discounts and allowances

We recognize revenue on a gross revenue basis (except for Tysabri revenue outside of the United States) and make various deductions to arrive at net revenue as reported in our Consolidated Statements of Operations. These adjustments are referred to as sales discounts and allowances and are described in detail below. Sales discounts and allowances include charge-backs, managed healthcare and Medicaid rebates, cash discounts, sales returns and other adjustments. Estimating these sales discounts and allowances is complex and involves significant estimates and judgments, and we use information from both internal and external sources to generate reasonable and reliable estimates. We believe that we have used reasonable judgments in assessing our estimates, and this is borne out by our historical experience.

We do not conduct our sales using the consignment model. All of our product sales transactions are based on normal and customary terms whereby title to the product and substantially all of the risks and rewards transfer to the customer upon either shipment or delivery. Furthermore, we do not have an incentive program that would compensate a wholesaler for the costs of holding inventory above normal inventory levels thereby encouraging wholesalers to hold excess inventory.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

We account for sales discounts, allowances and returns in accordance with the FASB’s Emerging Issues Task Force (EITF) Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products),” and SFAS No. 48, “Revenue Recognition When Right of Return Exists,” (SFAS 48) as applicable.

Charge-backs

In the United States, we participate in charge-back programs with a number of entities, principally the U.S. Department of Defense, the U.S. Department of Veterans Affairs, Group Purchasing Organizations and other parties whereby pricing on products is extended below wholesalers’ list prices to participating entities. These entities purchase products through wholesalers at the lower negotiated price, and the wholesalers charge the difference between these entities’ acquisition cost and the lower negotiated price back to us. We account for charge-backs by reducing accounts receivable in an amount equal to our estimate of charge-back claims attributable to a sale. We determine our estimate of the charge-backs primarily based on historical experience on a product-by-product and program basis, and current contract prices under the charge-back programs. We consider vendor payments, estimated levels of inventory in the wholesale distribution channel, and our claim processing time lag and adjust accounts receivable and revenue periodically throughout each year to reflect actual and future estimated experience.

Managed healthcare rebates and other contract discounts

We offer rebates and discounts to managed healthcare organizations in the United States. We account for managed healthcare rebates and other contract discounts by establishing an accrual equal to our estimate of the amount attributable to a sale. We determine our estimate of this accrual primarily based on historical experience on a product-by-product and program basis and current contract prices. We consider the sales performance of products subject to managed healthcare rebates and other contract discounts, processing claim lag time and estimated levels of inventory in the distribution channel and adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience.

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

For returns of established products, our sales return accrual is estimated principally based on historical experience, the estimated shelf life of inventory in the distribution channel, price increases, and our return goods policy (goods may only be returned six months prior to expiration date and for up to 12 months after expiration date). We also take into account product recalls and introductions of generic products. All of these factors are used to adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience.

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

Other adjustments

In addition to the sales discounts and allowances described above, we make other sales adjustments primarily related to estimated obligations for credits to be granted to wholesalers under wholesaler service agreements we have entered into with many of our pharmaceutical wholesale distributors in the United States. Under these agreements, the wholesale distributors have agreed, in return for certain fees, to comply with various contractually defined inventory management practices and to perform certain activities such as providing weekly information with respect to inventory levels of product on hand and the amount of out-movement of product. As a result, we, along with our wholesale distributors, are able to manage product flow and inventory levels in a way that more closely follows trends in prescriptions. We generally account for these other sales discounts and allowances by establishing an accrual in an amount equal to our estimate of the adjustments attributable to the sale. We generally determine our estimates of the accruals for these other adjustments primarily based on historical experience and other relevant factors, including estimated levels of inventory in the distribution channel in some cases, and adjust the accruals and revenue periodically throughout each year to reflect actual experience.

Use of information from external sources

We use information from external sources to estimate our significant sales discounts and allowances. Our estimates of inventory at the wholesalers are based on:

•	The actual and projected prescription demand-based sales for our products and historical inventory experience;

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	Our analysis of third-party information, including written and oral information obtained from all of the major wholesalers with respect to their inventory levels and sell-through to customers, and third-party market research data; and

•	Our internal information.

We also use information from external sources to identify prescription trends and patient demand. Since 2004, we have been receiving inventory pipeline data from the three major wholesalers (McKesson Corp., Cardinal Health, Inc. and AmerisourceBergen Corp.). The inventory information received from these wholesalers is a product of their record-keeping process and excludes inventory held by intermediaries to whom they sell, such as retailers and hospitals. We receive information from IMS Health, a supplier of market research to the pharmaceutical industry, which we use to project the prescription demand-based sales for our pharmaceutical products. Our estimates are subject to inherent limitations of estimates that rely on third-party information, as certain third-party information is itself in the form of estimates, and reflect other limitations including lags between the date as of which third-party information is generated and the date on which we receive such information.

(n) Advertising expenses

We expense the costs of advertising as incurred. Advertising expenses were $5.1 million in 2007 (2006: $4.9 million; 2005: $3.9 million).

(o) Research and development

R&D costs are expensed as incurred. Acquired in-process research and development is expensed as incurred. Costs to acquire intellectual property, product rights and other similar intangible assets are capitalized and amortized on a straight-line basis over the estimated useful life of the asset. The method of amortization chosen best reflects the manner in which individual intangible assets are consumed.

(p) Taxation

We account for income tax expense based on income before taxes, and it is computed using the asset and liability method. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using tax rates projected to be in effect for the year in which the differences are expected to reverse. Significant estimates are required in determining our provision for income taxes. Some of these estimates are based on management’s interpretations of jurisdiction-specific tax laws or regulations and the likelihood of settlement related to tax audit issues. Various internal and external factors may have favorable or unfavorable effects on our future effective income tax rate. These factors include, but are not limited to, changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, changes in estimates of prior years’ items, past and future levels of R&D spending, likelihood of settlement and changes in overall levels of income before taxes.

Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. We do not record a provision for income tax on undistributed earnings of foreign subsidiaries that we do not expect to repatriate in the foreseeable future.

Effective January 1, 2007, we adopted the provisions of FASB Financial Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB No. 109,” (FIN 48), under which we recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The impact of adopting FIN 48 is disclosed in Note 21.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(q) Discontinued operations, sales of businesses, and assets and liabilities held for sale

In accordance with SFAS 144, the results and gains or losses arising from discontinued operations are aggregated and included within one line in the income statement, “Net income/(loss) from discontinued operations.” A discontinued operation is a component of an entity whose operations and cash flows can be clearly distinguished and have been or will be eliminated from the ongoing operations of the entity within 12 months from the disposal date and with respect to which the entity will not receive significant cash flows from continuation of activities, and the entity will not have significant continuing involvement in the operations of the component after its disposal, such as ongoing supply arrangements or formulation activities.

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

(r) Accumulated other comprehensive income/(loss)

Comprehensive income/(loss) is comprised of our net income or loss and other comprehensive income/(loss) (OCI). OCI includes certain changes in shareholders’ equity/(deficit) that are excluded from net income. Specifically, we include in OCI changes in the fair value of unrealized gains and losses on our investment securities, foreign currency translation adjustments, and adjustments relating to our defined benefit pension plans. Comprehensive loss for the years ended December 31, 2007, 2006 and 2005 has been reflected in the Consolidated Statements of Shareholders’ Equity/(Deficit) and Other Comprehensive Income/(Loss).

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

The functional currency of Elan and most of our subsidiaries is U.S. dollars. For those subsidiaries with non-U.S. dollar functional currency, their assets and liabilities are translated using year-end rates and income and expenses are translated at average rates. The cumulative effect of exchange differences arising on consolidation of the net investment in overseas subsidiaries are recognized as other comprehensive income/(loss) in the Consolidated Statement of Shareholders’ Equity/(Deficit) and Other Comprehensive Income/(Loss).

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(t)	Share-based compensation

Beginning January 1, 2006, we account for share-based compensation in accordance with SFAS No. 123 (revised 2004), “Share-Based Payment,” (SFAS 123R), which requires the measurement and recognition of compensation expense for all share-based awards made to employees and directors based on estimated grant date fair values. These awards include employee stock options, Restricted Stock Units (RSUs) and stock purchases related to our employee equity purchase plans. We elected to apply the modified prospective transition method, under which periods prior to 2006 have not been restated to reflect, and do not include, the impact of SFAS 123R. The adoption of SFAS 123R has had a material effect on our reported financial results. Share-based compensation expense recognized under SFAS 123R for the years ended December 31, 2007 and 2006 was $45.1 million and $47.1 million, respectively. For additional information, refer to Note 25.

SFAS 123R requires companies to estimate the fair values of share-based awards on the date of grant using an option-pricing model. The value of awards expected to vest is recognized as an expense over the requisite service periods. Prior to the adoption of SFAS 123R, we had accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with the Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” (APB 25) as allowed under SFAS 123.

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

(u)	Pensions and other employee benefit plans

We have two defined benefit pension plans covering our employees based in Ireland. We account for pension benefit obligations and related costs in accordance with SFAS No. 87, “Employer’s Accounting for Pensions,” (SFAS 87) as amended by SFAS No. 158, “Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Nos. 87, 88, 106 and 132R,” (SFAS 158) and our disclosures are in accordance with SFAS No. 132 (Revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” (SFAS 132R), as amended by SFAS 158. These plans are managed externally and the related pension costs and liabilities are assessed annually in accordance with the advice of a qualified professional actuary. Two significant assumptions, the discount rate and the expected rate of return on plan assets, are important elements of expense and/or liability measurement. We evaluate these assumptions annually, with the assistance of an actuary. Other assumptions involve employee demographic factors such as retirement patterns, mortality, turnover and the rate of compensation increase. We use a December 31 measurement date. All plan assets and liabilities are reported as of that date. The cost or benefit of plan changes, which increase or decrease benefits for prior employee service, is included in expense on a straight-line basis over the period the employee is expected to receive the benefits.

We recognize actuarial gains and losses using the corridor method. Under the corridor method, to the extent that any cumulative unrecognized net actuarial gain or loss exceeds 10 percent of the greater of the present value of the defined benefit obligation and the fair value of the plan assets, that portion is recognized over the expected average remaining working lives of the plan participants. Otherwise, the net actuarial gain or loss is not recognized.

In accordance with SFAS 158, we recognize the funded status of benefit plans in our Consolidated Balance Sheet beginning December 31, 2006. In addition, we recognize as a component of other comprehensive income the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic pension cost of the period pursuant to SFAS 87.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

We also have a number of other defined contribution benefit plans, primarily for employees outside of Ireland. The cost of providing these plans is expensed as incurred. For additional information on our pension and other employee benefit plans, refer to Note 25.

(v)	Contingencies

In accordance with SFAS No. 5, “Accounting for Contingencies,” we assess the likelihood of any adverse outcomes to contingencies, including legal matters, as well as the potential range of probable losses. We record accruals for such contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. If an unfavorable outcome is probable, but the amount of the loss cannot be reasonably estimated, we estimate the range of probable loss and accrue the most probable loss within the range. If no amount within the range is deemed more probable, we accrue the minimum amount within the range. If neither a range of loss nor a minimum amount of loss is estimable, then appropriate disclosure is provided, but no amounts are accrued. For additional information relating to our commitments and contingencies, refer to Notes 26 and 27.

3.	Revenue

The composition of revenue for the years ended December 31, was as follows (in millions):

	2007	2006	2005

Product revenue	$728.6	$532.9	$458.1
Contract revenue	30.8	27.5	32.2

Total revenue	$759.4	$560.4	$490.3

Product revenue can be further analyzed as follows (in millions):

	2007	2006	2005

Biopharmaceuticals:
Tysabri — U.S.	$217.4	$28.2	$11.0
Tysabri — ROW	14.3	(10.7)	—

Total Tysabri	231.7	17.5	11.0
Maxipime	122.5	159.9	140.3
Azactam	86.3	77.9	57.7
Prialt	12.3	12.1	6.3
Royalties	1.8	2.4	4.3

Total product revenue from Biopharmaceuticals business	454.6	269.8	219.6

EDT:
Manufacturing revenue and royalties	269.5	232.4	204.5
Amortized revenue — Adalat®/Avinza®	4.5	30.7	34.0

Total product revenue from EDT business	274.0	263.1	238.5

Total product revenue	$728.6	$532.9	$458.1

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Global in-market net sales of Tysabri were as follows (in millions):

	2007	2006	2005

United States	$217.4	$28.2	$11.0
ROW	125.5	9.9	—

Total Tysabri in-market net sales	$342.9	$38.1	$11.0

Tysabri was developed and is now being marketed in collaboration with Biogen Idec. In general, subject to certain limitations imposed by the parties, we share with Biogen Idec most of the development and commercialization costs for Tysabri. Biogen Idec is responsible for manufacturing the product. In the United States, we purchase Tysabri from Biogen Idec and are responsible for distribution. Consequently, we record as revenue the net sales of Tysabri in the U.S. market. We purchase product from Biogen Idec at a price that includes the cost of manufacturing, plus Biogen Idec’s gross profit on Tysabri, and this cost, together with royalties payable to other third parties, is included in cost of sales.

Outside of the United States, Biogen Idec is responsible for distribution and we record as revenue our share of the profit or loss on these sales of Tysabri, plus our directly-incurred expenses on these sales. In 2007, Elan recorded rest of world (ROW) revenue of $14.3 million (2006: negative revenue of $10.7 million), which was calculated as follows (in millions):

	2007	2006

ROW in-market sales by Biogen Idec	$125.5	$9.9
ROW operating expenses incurred by Elan and Biogen Idec	(138.1)	(34.3)

ROW operating loss incurred by Elan and Biogen Idec	(12.6)	(24.4)

Elan’s 50% share of Tysabri ROW collaboration operating loss	(6.3)	(12.2)
Elan’s directly-incurred costs	20.6	1.5

Net Tysabri ROW revenue	$14.3	$(10.7)

Contract revenue can be further analyzed as follows (in millions):

	2007	2006	2005
	(In millions)

Biopharmaceuticals:
Amortized fees	$2.0	$8.5	$12.1
Research revenues/milestones	7.3	—	—

Total Biopharmaceuticals contract revenue	$9.3	$8.5	$12.1

EDT:
Amortized fees	$4.3	$4.2	$4.3
Research revenues/milestones	17.2	14.8	15.8

Total EDT contract revenue	$21.5	$19.0	$20.1

Total contract revenue	$30.8	$27.5	$32.2

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Sales of Products and Businesses and Discontinued Operations

Discontinued operations

A discontinued operation is a component of an entity whose operations and cash flows have been or will be eliminated from the ongoing operations of the entity, and with respect to which the entity will not have any significant continuing involvement in the operations of the component after its disposal.

There were no components of discontinued operations in 2007 and 2006. The components of the net income from discontinued operations of $0.6 million in 2005 were not material.

Sale of Products and Businesses — Continuing Operations

We have previously sold a number of products and businesses, which are not included in discontinued operations because we have a significant continuing involvement in the operations of these businesses, for example, through ongoing supply arrangements or formulation activities.

We did not dispose of any products or businesses in 2007. For the years ended December 31, 2006 and 2005, the net gain from the disposal of products and businesses is presented below (in millions):

	2006	2005

Prialt European rights	$(43.3)	$—
Zonegran®	—	(85.6)
European business	0.2	(17.1)
Other	—	(0.7)

Net gain on sale of products and businesses	$(43.1)	$(103.4)

In March 2006, we sold the Prialt® (ziconotide intrathecal infusion) European rights to Eisai Co. Ltd. (Eisai) and received $50.0 million at closing and are entitled to receive an additional $10.0 million on the earlier of two years from closing or launches of Prialt in key European markets. We recorded a gain of $43.3 million on this sale. We may also receive an additional $40.0 million contingent on Prialt achieving revenue-related milestones in Europe. As of December 31, 2007, we had received $8.0 million of the $10.0 million related to the launches of Prialt in key European markets.

We did not dispose of any products or businesses in 2005. The net gain recognized in 2005 resulted from receipts of deferred contingent consideration related to prior year disposals, as described below.

In April 2004, we completed the sale of our interests in Zonegran in North America and Europe to Eisai for a net total consideration of $113.5 million at closing. We were also entitled to receive additional consideration of up to $110.0 million from Eisai if no generic form of Zonegran was approved by certain dates up through January 1, 2006. We received $85.0 million of this contingent consideration prior to the approval of a generic form of Zonegran in December 2005. Consequently, the total net proceeds received from the sale of Zonegran amounted to $198.5 million and resulted in a cumulative net gain of $128.5 million, of which $85.6 million was recognized in 2005 and $42.9 million in 2004.

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

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	Other Net (Gains)/Charges

The principal items classified as other net (gains)/charges include a Maxipime® (cefepime hydrochloride) and Azactam® (aztreonam for injection, USP) impairment charge, severance, restructuring and other costs, legal settlements and awards and acquired in-process research and development costs.

Other net (gains)/charges for the years ended December 31 consisted of (in millions):

	2007	2006	2005

(A) Maxipime and Azactam asset impairment	$52.2	$—	$—
(B) Severance, restructuring and other costs	32.4	7.5	11.8
(C) Legal settlements and awards	—	(49.8)	(7.4)
(D) Acquired in-process research and development costs	—	22.0	—

Total other net (gains)/charges	$84.6	$(20.3)	$4.4

(A) Maxipime and Azactam asset impairment

The Maxipime and Azactam asset impairment charge of $52.2 million is related to the approval of a first generic formulation of Maxipime (cefepime hydrochloride) in June 2007 and the anticipated approval of a generic form of Azactam. For additional information, refer to Note 15.

(B) Severance, restructuring and other costs

During 2007, we incurred severance, restructuring and other costs of $32.4 million arising principally from the restructuring of our commercial infrastructure and consolidation of our U.S. West Coast locations, which resulted in the closure of the San Diego facility and the expansion of our operations in South San Francisco. The restructuring of our commercial infrastructure was primarily a result of the approval of a generic form of Maxipime and the anticipated approval of a generic form of Azactam. For additional information regarding the activity related to the severance and restructuring accruals, refer to Note 17.

During 2006, the net severance, restructuring and other costs of $7.5 million were related to the realignment of our resources to meet our current business structure. The restructuring and severance charges in 2006 were primarily related to the consolidation of our Biopharmaceuticals R&D activities into our South San Francisco facility. These charges arose from termination of certain operating leases, reduction of headcount and relocation of employees, and they include the reversal of a $9.4 million charge for future lease payments on an unutilized facility in South San Francisco. As a part of the restructuring of our Biopharmaceutical R&D activities, this facility was brought back into use.

During 2005, the severance, restructuring and other costs of $11.8 million were due to the realignment of our resources to meet our current business structure. These expenses arose from termination of certain operating leases and a reduction in employee headcount.

(C) Legal settlements and awards

In December 2006, we were awarded $49.8 million following the conclusion of binding arbitration proceedings that were initiated against King with respect to an agreement to reformulate Sonata®. This award was recognized as a gain in 2006 and was received in January 2007.

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

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(D) Acquired in-process research and development costs

In July 2006, Elan and Archemix Corp. (Archemix) entered into a multi-year, multi-product alliance focused on the discovery, development and commercialization of aptamer therapeutics to treat autoimmune diseases. As a result of the alliance, Elan paid Archemix an upfront payment of $7.0 million. In addition, in September 2006, Elan and Transition Therapeutics, Inc. (Transition) announced an exclusive, worldwide collaboration agreement for the joint development and commercialization of ELND005, for the treatment of Alzheimer’s disease. Elan incurred a charge related to the license fee of $15.0 million, of which $7.5 million was paid to Transition in 2006 and the rest in 2007.

6.	Net Interest Expense

The net interest expense for the years ended December 31, 2007, 2006 and 2005 is as follows (in millions):

	2007	2006	2005

Interest expense:
Interest on 7.75% Notes	$65.9	$65.9	$65.5
Interest on Floating Rate Notes due 2011	28.4	27.5	22.0
Interest on 8.875% Notes	41.3	4.4	—
Interest on Floating Rate Notes due 2013	14.5	1.5	—
Interest on Athena Notes	1.6	44.5	45.4
Interest on 6.5% Convertible Notes	—	15.9	22.0
Amortization of deferred financing costs	4.8	6.9	7.4
Foreign exchange (gain)/loss	0.3	(4.2)	2.2
Swap interest expense/(income)	0.4	3.4	(2.1)
Other	(1.8)	(0.4)	1.4

Interest expense	$155.4	$165.4	$163.8

Interest income:
Cash and cash equivalents interest	$(42.1)	$(53.8)	$(37.5)
Investment interest	(0.2)	(0.1)	(0.6)

Interest income	$(42.3)	$(53.9)	$(38.1)

Net interest expense	$113.1	$111.5	$125.7

For additional information on our debts, refer to Note 18.

7.	Net Charge on Debt Retirements

In December 2006, we issued an early redemption notice for the 7.25% senior notes (Athena Notes). In January 2007, the remaining aggregate principle amount of $613.2 million of the Athena Notes was redeemed and the related $300.0 million of interest rate swaps were cancelled. As a result, we incurred a net charge on debt retirement of $18.8 million.

In June 2005, we incurred a net charge of $51.8 million associated with the early retirement of $36.8 million of the Athena Notes and the early conversion of $206.0 million in aggregate principal amount of the 6.5% Convertible Notes.

For additional information related to our debts, refer to Note 18.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	Earnings Per Share

Basic income/(loss) per share is computed by dividing the net income/(loss) for the period available to ordinary shareholders by the sum of the weighted-average number of Ordinary Shares outstanding during the period. Diluted net income/(loss) per share is computed by dividing the net income/(loss) for the period by the weighted-average number of Ordinary Shares outstanding and, when dilutive, adjusted for the effect of all dilutive potential Ordinary Shares, including stock options, RSUs, warrants, and convertible debt securities on an as-if-converted basis.

The following table sets forth the computation for basic and diluted net income/(loss) per share:

	2007	2006	2005

Basic and diluted net loss per Ordinary Share:
Basic and diluted net loss per share from continuing operations	$(0.86)	$(0.62)	$(0.93)
Basic and diluted net income per share from discontinued operations	—	—	—

Basic and diluted net loss per Ordinary Share	$(0.86)	$(0.62)	$(0.93)

The weighted-average number of Ordinary Shares outstanding at December 31, 2007 was 468.3 million (2006: 433.3 million; 2005: 413.5 million). As of December 31, 2007, there were stock options and RSUs outstanding of 24.2 million shares (2006: 26.1 million shares including warrants; 2005: 63.2 million shares including warrants and convertible debt securities), which could potentially have a dilutive impact in the future, but which were anti-dilutive in 2007, 2006 and 2005.

9.	Restricted Cash

We had total restricted cash (current and non-current) of $29.6 million at December 31, 2007 (2006: $23.2 million), which has been pledged to secure certain letters of credit.

10.	Accounts Receivable, Net

Our accounts receivable at December 31 of each year end consisted of the following (in millions):

	2007	2006

Trade receivables	$137.4	$108.1
Less amounts provided for doubtful accounts	—	(0.7)

Trade receivables, net	$137.4	$107.4

The following customers account for more than 10% of our trade receivables at December 31, 2007 and 2006:

	2007	2006

AmerisourceBergen	28%	39%
Fournier Pharma Corp.	25%	—

No other customer accounted for more than 10% of our trade receivable balance at either December 31, 2007 or 2006.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	Investment Securities

Current investment securities

The following information on current investment securities is presented in accordance with the requirements of SFAS 115 at December 31, 2007 and 2006 (in millions):

	2007	2006

Debt securities — current	$268.1	$—
Equity securities — current, at cost	5.0	6.5
Unrealized gain on equity securities	4.4	4.9
Unrealized losses on equity securities	(0.6)	(0.2)

Total investment securities — current	$276.9	$11.2

Debt securities — current

At December 31, 2007, all of Elan’s liquid investments were invested in bank deposits and funds. In December 2007, due to dislocations in the capital markets, one of these funds was closed. As a result, the total carrying value of our holding in the fund of $274.8 million (current: $268.1 million; non-current: $6.7 million) at December 31, 2007 no longer qualified as cash equivalents. The balance has been reclassified to current and non-current debt securities based on the expected liquidation of investments in the fund. Since December 31, 2007, Elan has reduced the amount invested in this fund to approximately $100 million and has moved approximately $175 million into bank deposits and United States treasury funds. In conjunction with the closure of the fund, a charge of $3.8 million was incurred and has been classified within net interest expense for 2007. There were no equivalent charges in 2006 or 2005.

Equity securities — current

At December 31, 2007, marketable equity securities primarily consisted of investments in emerging pharmaceutical and biotechnology companies. The fair market value of these securities was $8.8 million at December 31, 2007 (2006: $11.2 million).

Non-current investment securities

Non-current investment securities at December 31, 2007 and 2006 are as follows (in millions):

	2007	2006

Debt securities — non-current	$13.0	$—
Equity securities — non-current, at cost	9.5	9.2

Total investment securities — current	$22.5	$9.2

The balance of non-current debt securities at December 31, 2007 includes the $6.7 million investment described above and a $6.3 million investment in auction rate securities.

Non-current equity investments are comprised of investments held in privately held biotech companies recorded at cost.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Net Investment (Gains)/Losses

	2007	2006	2005

Net gains on sale of current investment securities	$—	$(0.4)	$(2.6)
Net gains on sale of non-current investment securities	(6.6)	(7.9)	(14.9)
Derivative fair value (gains)/losses	1.4	(0.6)	0.7
Impairment charges	6.1	7.3	24.0

Net investment (gains)/losses	$0.9	$(1.6)	$7.2

The above impairment charges include all other-than-temporary impairments. There are investments with a fair value of $2.4 million with unrealized losses of $0.6 million at December 31, 2007. These unrealized losses are considered to be temporary.

The cash inflows arising from the sale of current investment securities were $27.9 million, $0.9 million and $17.1 million in 2007, 2006 and 2005, respectively. There were no cash outflows arising from the purchase of current investment securities in 2007, 2006 or 2005.

The cash inflows arising from the sale of non-current investment securities were $3.4 million, $13.2 million and $45.6 million in 2007, 2006 and 2005, respectively. The cash used for the purchase of non-current investment securities were $12.3 million, $0.2 million and $0.4 million for 2007, 2006 and 2005, respectively.

In 2007, we recorded an impairment of $5.0 million related to the investment in auction rate securities. The remaining impairment charges of $1.1 million (2006: $7.3 million; 2005: $24.0 million) related to various investments in emerging pharmaceutical and biotechnology companies.

12.	Inventory

Product inventories at December 31 of each year consisted of the following (in millions):

	2007	2006

Raw materials	$8.9	$5.4
Work-in-process	5.8	7.9
Finished goods	22.0	15.9

Total inventory	$36.7	$29.2

13.	Prepaid and Other Current Assets

Prepaid and other current assets at December 31 of each year consisted of the following (in millions):

	2007	2006

Prepayments	$9.4	$8.8
Deferred tax asset	4.6	3.3
Arbitration award receivable	—	49.8
Fair value of derivatives	—	3.4
Other current asset	7.8	9.4

Total prepaid and other current assets	$21.8	$74.7

In December 2006, we were awarded $49.8 million following the conclusion of binding arbitration proceedings that were initiated against King with respect to an agreement to reformulate Sonata. This award was recognized as a gain in 2006 and was received in January 2007.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	Property, Plant and Equipment

	Land &	Plant &
	Buildings	Equipment	Total
	(In millions)

Cost:
At January 1, 2006	$287.3	$293.2	$580.5
Additions	9.8	23.5	33.3
Disposals	(6.8)	(32.9)	(39.7)

At December 31, 2006	$290.3	$283.8	$574.1
Additions	5.4	17.2	22.6
Disposals	(3.0)	(10.7)	(13.7)

At December 31, 2007	$292.7	$290.3	$583.0

Accumulated depreciation:
At January 1, 2006	$(60.9)	$(174.9)	$(235.8)
Charged in year	(9.8)	(24.9)	(34.7)
Disposals	4.2	34.2	38.4

At December 31, 2006	$(66.5)	$(165.6)	$(232.1)
Charged in year	(9.4)	(23.8)	(33.2)
Disposals	1.5	9.7	11.2

At December 31, 2007	$(74.4)	$(179.7)	$(254.1)

Net book value: December 31, 2007	$218.3	$110.6	$328.9

Net book value: December 31, 2006	$223.8	$118.2	$342.0

Property and equipment disposals during 2007 primarily relate to the consolidation of our U.S. West Coast locations, which resulted in the closure of the San Diego facility and the expansion of our operations in South San Francisco. The disposals during 2006 primarily relate to plant and equipment that were disposed as a result of the restructuring related to our R&D activities.

Included in the net book value of property, plant and equipment is $229.1 million (2006: $238.1 million) relating to our manufacturing and fill-finish facilities in Athlone, Ireland.

The net book value of assets held under capital leases at December 31, 2007 amounted to $7.0 million (2006: $12.6 million), which includes $66.0 million of accumulated depreciation (2006: $70.6 million). Depreciation expense for the period amounted to $3.0 million (2006: $4.5 million; 2005: $5.8 million).

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	Goodwill and Other Intangible Assets

		Other
		Intangible
	Goodwill	Assets	Total
	(In millions)

Cost:
At January 1, 2006	$268.0	$808.6	$1,076.6
Additions	—	4.0	4.0
Disposals	—	(38.8)	(38.8)

At December 31, 2006	$268.0	$773.8	$1,041.8
Additions	—	6.0	6.0
Disposals	—	(0.3)	(0.3)

At December 31, 2007	$268.0	$779.5	$1,047.5

Accumulated amortization:
At January 1, 2006	$—	$(402.2)	$(402.2)
Charged in year	—	(95.5)	(95.5)
Disposals	—	38.1	38.1

At December 31, 2006	$—	$(459.6)	$(459.6)
Charged in year	—	(80.9)	(80.9)
Impairment	—	(49.4)	(49.4)

At December 31, 2007	$—	$(589.9)	$(589.9)

Net book value: December 31, 2007	$268.0	$189.6	$457.6

Net book value: December 31, 2006	$268.0	$314.2	$582.2

Other intangible assets consist primarily of patents, licenses and intellectual property as follows:

	2007	2006

Alzheimer’s disease	$70.1	$78.1
Prialt	58.1	64.5
Verelan	32.2	42.9
Tysabri	15.2	17.5
Maxipime and Azactam	—	94.8
Other intangible assets	14.0	16.4

Total other intangible assets	$189.6	$314.2

In June 2007, we recorded an impairment charge of $52.2 million (comprised of $49.4 million relating to intangible assets and $2.8 million relating to other non-current assets), within other net charges in the Consolidated Income Statement, relating to the Maxipime and Azactam intangible assets. As a direct result of the approval of a first generic formulation of cefepime hydrochloride in June 2007 and the anticipated approval for a generic form of Azactam, we revised the projected future cumulative undiscounted cash flows. The revised projected cumulative undiscounted cash flows were lower than the intangible assets’ carrying value, thus indicating the intangible assets were not recoverable. Consequently, the impairment charge was calculated as the excess of the carrying value over the discounted net present value. In conjunction with the impairment charge, we revised the estimated useful lives of

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the intangibles by nine months from September 2008 to December 2007. Accordingly, the remaining net intangible assets’ carrying value was amortized, on a straight-line basis, through December 31, 2007.

The weighted-average remaining useful life for other intangible assets at December 31, 2007 was 8.9 years.

Amortization expense for the year ended December 31, 2007 amounted to $80.9 million (2006: $95.5 million; 2005: $93.2 million) and is recorded as cost of sales, selling, general and administrative expenses and R&D expenses in the Consolidated Statements of Operations, as it relates to the respective functions.

As of December 31, 2007, our expected future amortization expense of current other intangible assets is as follows (in millions):

Year ending December 31, 2008	$31.1
2009	28.5
2010	26.8
2011	14.3
2012	13.4
2013 and thereafter	75.5

Total	$189.6

16.	Other Assets

Non-current other assets at December 31 of each year consisted of the following (in millions):

	2007	2006

Deferred financing costs	$26.6	$32.4
Overfunded pension plan asset	8.8	—
Prepayment for supply arrangement	—	7.0
Other	11.1	17.2

Total other assets	$46.5	$56.6

The overfunded pension plan asset relates to two defined benefit pension plans. For additional information, refer to Note 25.

The prepayment for supply arrangement asset represented a $20.0 million payment made in March 2004 in exchange for increased future supply commitments from the manufacturer of Maxipime. As a result of the generic competition to Maxipime, an impairment charge of $2.8 million was recorded in 2007. Amortization expense for the year ended December 31, 2007 amounted to $4.2 million (2006: $5.4 million; 2005: $4.4 million). For additional information, refer to Note 15.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17.	Accrued and Other Current Liabilities, and Other Long-Term Liabilities

Accrued and other current liabilities at December 31 consisted of the following (in millions):

	2007	2006

Payroll and related taxes	$46.2	$42.9
Accrued royalties payable	23.4	4.8
Sales and marketing accruals	23.3	23.3
Accrued interest	16.0	33.5
Clinical trial accruals	15.0	9.1
Restructuring and other accruals	10.6	6.8
Accrued income tax payable	6.8	5.7
Litigation accruals	1.7	5.0
Fair value of derivatives	0.6	4.4
Capital lease obligations — current	—	3.0
Other accruals	36.7	41.3

Total accrued and other current liabilities	$180.3	$179.8

Other long-term liabilities at December 31 consisted of the following (in millions):

	2007	2006

Deferred rent	$25.5	$24.3
Unfunded pension liability	—	3.2
Other	13.3	13.5

Total accrued and other current liabilities	$38.8	$41.0

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Severance, restructuring and other charges accrual

The following table summarizes activities related to the severance, restructuring and other charges and the rollforward of the related accruals (in millions):

			Other
	Facilities	Severance	Costs	Total

Balance at December 31, 2004	$16.7	$1.3	$—	$18.0
Restructuring and other charges	0.5	11.5	2.4	14.4
Reversal of prior year accrual	(1.7)	(0.9)	—	(2.6)
Cash payments	(2.9)	(6.1)	—	(9.0)
Non-cash charges	—	—	(1.9)	(1.9)

Balance at December 31, 2005	$12.6	$5.8	$0.5	$18.9
Restructuring and other charges	1.1	14.8	1.1	17.0
Reversal of prior year accrual(1)	(9.4)	(0.1)	—	(9.5)
Cash payments	(3.7)	(14.3)	(0.5)	(18.5)
Non-cash charges	—	—	(1.1)	(1.1)

Balance at December 31, 2006	$0.6	$6.2	$—	$6.8
Restructuring and other charges	1.3	30.7	1.3	33.3
Reversal of prior year accrual	—	(0.9)	—	(0.9)
Cash payments	(0.8)	(24.8)	(0.1)	(25.7)
Non-cash charges	—	(1.7)	(1.2)	(2.9)

Balance at December 31, 2007	$1.1	$9.5	$—	$10.6

(1)	Principally related to the reversal of a charge for future lease payments on an unutilized facility in South San Francisco. As part of the restructuring of our Biopharmaceuticals R&D activities in 2006, this facility was brought back into use.

18.	Current and Long-Term Debts

Current and long-term debts at December 31, 2007 and 2006 consisted of the following (in millions):

	Due	2007	2006

Current
Athena Notes (redeemed in full in January 2007)	2008	$—	$613.2

Long-term
7.75% Notes	2011	$850.0	$850.0
Floating Rate Notes due 2011	2011	300.0	300.0
8.875% Notes	2013	465.0	465.0
Floating Rate Notes due 2013	2013	150.0	150.0

Total long term debts		$1,765.0	$1,765.0

Total current and long term debts		$1,765.0	$2,378.2

Athena Notes

In February 2001, Athena Neurosciences Finance, LLC (Athena Finance), an indirect wholly-owned subsidiary, issued $650.0 million in aggregate principal amount of Athena Notes due February 2008 at a discount of

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$2.5 million. The Athena Notes were senior, unsecured obligations of Athena Finance and were fully and unconditionally guaranteed on a senior unsecured basis by Elan Corporation, plc and certain of our subsidiaries. Issuance costs associated with the financing amounted to $8.3 million. Interest was paid in cash semi-annually.

On January 14, 2002, we entered into an interest rate swap to convert our fixed rate interest obligations for $100.0 million of the Athena Notes to variable rate interest obligations. The swap had a fair value loss of $0.4 million at December 31, 2006 (2005: $0.2 million gain). On November 22, 2004, we entered into two interest rate swaps to convert an additional $150.0 million and $50.0 million of this debt to variable rate interest obligations. These swaps had a total fair value loss of $4.0 million at December 31, 2006 (2005: $5.3 million). All swaps were cancelled in January 2007 as discussed below.

In June 2005, we retired $36.8 million in aggregate principal amount of the Athena Notes, which were purchased for $33.3 million plus accrued interest of $0.6 million. As a result of the retirement, we recorded a net gain of $3.1 million, net of $0.2 million for the write off of deferred financing costs.

In December 2006, we issued an early redemption notice for the Athena Notes. In January 2007, the remaining aggregate principal amount of $613.2 million of the Athena Notes was redeemed and the related $300.0 million of interest rate swaps were cancelled. As a result, we recorded a net charge on debt retirement of $18.8 million in 2007, comprised of a call premium of $13.4 million, the unamortized basis adjustment relating to the swaps of $4.2 million and unamortized financing costs of $1.2 million. As of December 31, 2006, the $613.2 million of aggregate principal amount for the Athena Notes were classified as current liabilities.

7.75% Notes

In November 2004, we completed the offering and sale of $850.0 million in aggregate principal amount of 7.75% senior notes (7.75% Notes) due November 15, 2011, issued by Elan Finance plc. Elan Corporation, plc and certain of our subsidiaries have guaranteed the 7.75% Notes. At any time prior to November 15, 2008, we may redeem the 7.75% Notes, in whole, but not in part, at a price equal to 100% of their principal amount, plus a make-whole premium and accrued but unpaid interest. We may redeem the 7.75% Notes, in whole or in part, beginning on November 15, 2008 at an initial redemption price of 103.875% of their principal amount, which decreases to par over time, plus accrued and unpaid interest. Interest is paid in cash semi-annually. For additional information, refer to Note 31.

Floating Rate Notes due 2011

In November 2004, we also completed the offering and sale of $300.0 million in aggregate principal amount of senior floating rate notes due November 15, 2011 (Floating Rate Notes due 2011), also issued by Elan Finance plc. The Floating Rate Notes due 2011 bear interest at a rate, adjusted quarterly, equal to the three-month London Interbank Offer Rate (LIBOR) plus 4.0%, except the first interest payment, which bears interest at a rate equal to the six-month LIBOR plus 4.0%. Elan Corporation, plc and certain of our subsidiaries have guaranteed the Floating Rate Notes due 2011. We may redeem the Floating Rate Notes due 2011, in whole or in part, at a redemption price of 101% of their principal amount, which decreases to par over time, plus accrued and unpaid interest. Interest is paid in cash semi-annually. For additional information, refer to Note 31.

8.875% Notes

In November 2006, we completed the offering and sale of $465.0 million in aggregate principal amount of 8.875% senior notes (8.875% Notes) due December 1, 2013, issued by Elan Finance plc. Elan Corporation, plc and certain of our subsidiaries have guaranteed the 8.875% Notes. At any time prior to December 1, 2010, we may redeem the 8.875% Notes, in whole, but not in part, at a price equal to 100% of their principal amount, plus a make-whole premium and accrued but unpaid interest. We may redeem the 8.875% Notes, in whole or in part, beginning on December 1, 2010 at an initial redemption price of 104.438% of their principal amount, plus accrued and unpaid

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

interest. In addition, at any time after February 23, 2008 and on or prior to December 1, 2009, we may redeem up to 35% of the 8.875% Notes using the proceeds of certain equity offerings at a redemption price of 108.875% of the principal, which decreases to par over time, plus accrued and unpaid interest. Interest is paid in cash semi-annually. The proceeds from the offering, including the Floating Rate Note due 2013 below, were used principally to redeem the Athena Notes in January 2007. For additional information, refer to Note 31.

Floating Rate Notes due 2013

In November 2006, we also completed the offering and sale of $150.0 million in aggregate principal amount of senior floating rate notes due December 1, 2013 (Floating Rate Notes due 2013), also issued by Elan Finance plc. The Floating Rate Notes due 2013 bear interest at a rate, adjusted quarterly, equal to the three-month LIBOR plus 4.125%. Elan Corporation, plc and certain of our subsidiaries have guaranteed the Floating Rate Notes due 2013.

At any time prior to December 1, 2008, we may redeem the Floating Rate Notes due 2013, in whole, but not in part, at a price equal to 100% of their principal amount, plus a make-whole redemption premium and accrued but unpaid interest. We may redeem the Floating Rate Notes due 2013, in whole or in part, beginning on December 1, 2008 at an initial redemption price of 102% of their principal amount, which decreases to par over time, plus accrued and unpaid interest. In addition, at any time after February 23, 2008 and on or prior to December 1, 2008, we may redeem up to 35% of the Floating Rate Notes due 2013 using the proceeds of certain equity offerings at a redemption price of 100% of the principal amount plus a premium equal to the interest rate per annum on the Floating Rate Notes due 2013, plus accrued and unpaid interest thereon. Interest is paid in cash semi-annually. For additional information, refer to Note 31.

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

Our debt covenants do not require us to maintain or adhere to any specific financial ratios. Consequently, the shareholders’ deficit of $234.7 million at December 31, 2007 has no impact on our ability to comply with our debt covenants.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.	Fair Value of Financial Instruments

Fair value is the amount at which a financial instrument could be exchanged in an arms-length transaction between informed and willing parties, other than in a forced or liquidation sale. Cash and cash equivalents and current investment securities are held at fair value on the Consolidated Balance Sheets.

Debt Instruments

The fair values of debt instruments were as follows (in millions):

	At December 31, 2007		At December 31, 2006
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

7.75% Notes	$850.0	$795.8	$850.0	$838.3
Floating Rate Notes due 2011	300.0	284.3	300.0	297.8
8.875% Notes	465.0	456.3	465.0	465.0
Floating Rate Notes due 2013	150.0	144.2	150.0	148.9
Athena Notes(1)	—	—	613.2	625.5

Total convertible debt and guaranteed notes	$1,765.0	$1,680.6	$2,378.2	$2,375.5

(1)	Redeemed in full in January 2007.

Derivative Instruments

The fair values of derivative instruments were as follows (in millions):

	At December 31, 2006
	Contract/	Fair Value
	Nominal Amount	Asset/(Liability)

Forward contracts:
Euro forward contracts	$68.0	$2.7
Swap contracts:
Interest rate swap — January 2002	$100.0	$(0.4)
Interest rate swap — November 2004	$150.0	$(3.0)
Interest rate swap — November 2004	$50.0	$(1.0)

We did not hold any swap or forward currency contracts at December 31, 2007. We held freestanding warrants with a fair value liability of $0.6 million and a fair value asset of $0.7 million at December 31, 2007 and 2006, respectively.

Forward contracts

During 2007, we entered into a number of Euro forward currency contracts at various rates of exchange that required us to sell U.S. dollars for Euros on various dates. These forward contracts expired on various dates throughout 2007.

Swaps

On January 14, 2002, we entered into an interest rate swap to convert our 7.25% fixed rate interest obligations on $100.0 million of the Athena Notes to variable rate interest obligations. On November 22, 2004, we entered into two interest rate swaps to convert an additional $200.0 million of this debt to variable rate interest obligations. These

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

swaps qualified as highly effective fair value hedges. The swaps were cancelled in January 2007 in connection with the redemption of the Athena Notes. For additional information, refer to Note 18.

20.	Deferred Revenue

Deferred revenue at December 31, 2007 consists of a current portion of $3.2 million and a non-current portion of $1.5 million (2006: $12.4 million, $3.7 million, respectively).

As a part of our license agreement with Watson Pharmaceutical, Inc. (Watson) for the licensing of rights to our generic form of Adalat CCtm (nifedipine) in 2002, we received $45.0 million in cash from Watson. The deferred revenue relating to Adalat CC was fully amortized by June 2007.

As a part of our Tysabri collaboration agreement with Biogen Idec, we received total approval and milestone payments of $52.0 million through December 2004. The milestones were recognized as revenue based on the proportional performance method, which was based on the percentage of costs incurred to date compared to the total costs expected under the contract. The deferred revenue relating to Tysabri was fully amortized by December 2007.

21.	Provision for/(Benefit from) Income Taxes

The following table sets forth the details of the provision for/(benefit from) income taxes for the years ended December 31 (in millions):

	2007	2006	2005

Irish corporation tax — current	$0.3	$(12.1)	$(1.1)
Irish corporation tax — deferred	0.6	(2.8)	—
Foreign taxes — current	7.9	6.5	2.0
Foreign taxes — deferred	(1.9)	(0.6)	0.1

Income tax expense/(benefit)	$6.9	$(9.0)	$1.0

Tax benefit reported in shareholders’ equity related to:
Exercise of stock options	$(1.8)	$(2.0)	$(0.6)

Current tax, including Irish corporation tax and foreign taxes, is provided on our taxable profits, using the tax rates and laws that have been enacted by the balance sheet date. In each of the three years ended December 31, 2007, 2006 and 2005, substantially all of our income in Ireland was exempt from tax by virtue of tax losses incurred or relief granted on income derived from patents. The total tax provision of $6.9 million and tax benefit of $9.0 million for 2007 and 2006, respectively, reflect the availability of tax losses, tax at standard rates in the jurisdictions in which we operate, income derived from Irish patents and foreign withholding tax.

The deferred tax benefit of $1.3 million for 2007 (2006: $3.3 million benefit; 2005: $0.1 million provision) reflects the availability of net operating losses in Ireland, the United States and the United Kingdom and U.S. state deferred tax arising on temporary differences in certain U.S. state jurisdictions.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended December 31, a reconciliation of the expected tax expense/(benefit) on continuing operations (computed by applying the standard Irish tax rate to (losses)/profits before tax) to the actual tax expense/(benefit) is as follows (in millions):

	2007	2006	2005

Irish standard tax rate	12.5%	12.5%	12.5%
Taxes at the Irish standard rate	$(49.8)	$(34.5)	$(47.9)
Irish income at reduced rates	(18.3)	(8.6)	(7.5)
Foreign income at rates other than the Irish standard rate	(31.1)	(37.5)	(53.8)
Losses creating no tax benefit	106.1	71.6	110.2

Income tax expense/(benefit)	$6.9	$(9.0)	$1.0

For the years ended December 31, the distribution of income/(loss) from continuing operations before provision for income taxes by geographical area was as follows (in millions):

	2007	2006	2005

Loss from continuing operations before provision for income taxes:
Ireland	$(705.5)	$(581.5)	$(475.8)
Foreign	307.4	305.2	92.6

Loss from continuing operations before provision for income taxes	$(398.1)	$(276.3)	$(383.2)

Deferred Tax

The full potential amounts of deferred tax comprised the following deferred tax assets and liabilities at December 31 (in millions):

	2007	2006

Deferred tax liabilities:
Property, plant and equipment	$(8.1)	$(0.6)

Total deferred tax liabilities	$(8.1)	$(0.6)

Deferred tax assets:
Net operating losses	$353.2	$350.3
Deferred interest	170.8	162.0
Intangibles/capitalized items	58.7	79.8
Tax credits	83.3	77.1
Reserves/provisions	31.2	23.9
Fixed assets	0.6	0.4
Share-based compensation expense under SFAS 123R	25.3	14.6
Other	5.1	5.1

Total deferred tax assets	$728.2	$713.2

Valuation allowance	$(715.5)	$(709.3)

Net deferred tax asset	$4.6	$3.3

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The valuation allowance recorded against the deferred tax assets as of December 31, 2007 was $715.5 million. The net change in the valuation allowance for 2007 was an increase of $6.2 million (2006: increase of $137.0 million; 2005: increase of $128.0 million).

We have adjusted the above deferred tax assets in relation to net operating losses to exclude stock option deductions. In 2007, we have credited $1.8 million (2006: $2.0 million; 2005: $0.6 million) to shareholders’ equity to reflect recognition of U.S. state tax and U.K. corporation tax benefits from the utilization of stock option deductions.

The gross amount of unused tax loss carryforwards with their expiration dates is as follows:

	At December 31, 2007
		U.S.	U.S.	Rest of
	Ireland	State	Federal	World	Total

One year	$—	$—	$—	$—	$—
Two years	—	—	—	—	—
Three years	—	0.5	27.4	—	27.9
Four years	—	5.3	62.5	—	67.8
Five years	—	3.0	1.0	—	4.0
More than five years	2,246.0	183.8	531.3	23.0	2,984.1

Total	$2,246.0	$192.6	$622.2	$23.0	$3,083.8

At December 31, 2007, certain of our Irish subsidiaries had net operating loss carryovers for income tax purposes of $2,246.0 million. These can be carried forward indefinitely but are limited to the same trade/trades.

At December 31, 2007, certain U.S. subsidiaries had net operating loss carryovers for federal income tax purposes of approximately $622.2 million and for state income tax purposes of approximately $192.6 million. These net operating losses include stock option deductions. The federal net operating losses expire from 2010 to 2025. The state net operating losses expire from 2010 to 2025. In addition, at December 31, 2007, certain U.S. subsidiaries had federal research and orphan drug credit carryovers of $54.2 million, of which $40.1 million of research credit will expire from 2007 through 2027 and $14.1 million of orphan drug credit which can be carried to subsequent tax years indefinitely. Certain U.S. subsidiaries also had state credit carryovers of $41.2 million, mostly research credits, of which $40.9 million can be carried to subsequent tax years indefinitely, and $0.3 million which will expire from 2009 to 2011. We may have had “changes in ownership” as described in the U.S. Internal Revenue Code Section 382 in 2007. Consequently, utilization of federal and state net operating losses and credits may be subject to certain annual limitations.

Of the remaining loss carryovers, $2.0 million has arisen in the United Kingdom and can be carried forward indefinitely and $21.0 million has arisen in The Netherlands and is subject to time limits and other local rules.

At December 31, 2007, approximately $517.9 million of the net operating losses is derived from stock option exercises, and accordingly, we would record a credit of up to approximately $152.6 million to shareholders’ equity to reflect the recognition of tax benefits to the extent that these stock option deductions are utilized in the future.

No taxes have been provided for the unremitted earnings of our overseas subsidiaries as these are considered permanently employed in the business of these companies. Cumulative unremitted earnings of overseas subsidiaries totaled approximately $1,933.8 million at December 31, 2007. Unremitted earnings may be liable to overseas taxes or Irish taxation if they were to be distributed as dividends. It is impracticable to determine at this time the potential amount of additional tax due upon remittance of such earnings.

On January 1, 2007, we adopted the provisions of FASB issued Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (FIN 48). This interpretation

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

clarifies the criteria for recognizing income tax benefits under FASB Statement No. 109, Accounting for Income Taxes, and requires additional disclosures about uncertain tax positions.

As a result of adoption, we recorded no adjustments to retained earnings as of January 1, 2007. Our gross unrecognized tax benefits at December 31, 2007 were $47.2 million, of which $39.8 million, if recognized, would not impact the effective tax rate as this amount would be offset by compensating adjustments in our deferred tax assets that would be subject to a valuation allowance based on conditions existing at our reporting date.

We report accrued interest and penalties related to unrecognized tax benefits in income tax expense. During 2007, we accrued interest of $0.5 million related to unrecognized tax benefits and in total, as of December 31, 2007, we have recorded a liability for potential penalties and interest of $0.5 million and $1.3 million, respectively.

We do not expect our unrecognized tax benefits to change significantly over the next 12 months.

The following table summarizes the activity related to our unrecognized tax benefits (in millions):

Balance at January 1, 2007	$27.6
Tax positions related to current year:
Additions	0.7
Reductions	—
Tax positions related to prior years:
Additions	20.1
Reductions	—
Settlements	(0.1)
Expiration of statutes of limitations	(1.1)

Balance at December 31, 2007	$47.2

Our major taxing jurisdictions include Ireland and the United States (federal and state). These jurisdictions have varying statutes of limitations. In the United States, the 2003 through 2007 tax years generally remain subject to examination by the respective tax authorities. Additionally, because of our U.S. loss carryforwards, years from 1992 through 2001 may be adjusted. These years generally remain open for three to four years after the loss carryforwards have been utilized. In Ireland, the tax years 2003 to 2007 remain subject to examination by the Irish tax authorities.

22.	Leases

Operating Leases

We lease certain of our facilities under non-cancelable operating lease agreements that expire at various dates through 2024. The major components of our operating leases are as described below.

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

In January 2004, we entered into a lease agreement for our sales and administrative facility at Lusk Campus, San Diego, California. In January 2006, we extended the lease on part of this campus through January 2012. The lease on the remaining part of the facility expired in January 2007 and was not renewed. In November 2007, we

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

terminated our Lusk Campus lease as part of the consolidation of our U.S. West Coast locations. We received a lease termination payment of $0.9 million, which was recorded net of other net charges.

In September 2004, we entered into a lease agreement for our corporate headquarters located in the Treasury Building, Dublin, Ireland. This lease expires in July 2014, with an option to renew for two additional 10-year periods. The agreement provides us with an option to cancel five years from the commencement date. The cancellation will require a nine-month written notice and will include a penalty equal to six months of rental payments.

In June 2007, we entered into a lease agreement for a building in South San Francisco, California. The building is under construction and will be utilized for R&D, sales and administrative functions. We expect the lease term to commence in the first quarter of 2009. The lease term is 15 years, with an option to renew for one additional five-year period. The agreement provides us with the option to cancel 10 years from the commencement date. The cancellation will require a one-year written notice and will include a penalty equal to nine months of rental payments and any unamortized landlord costs for tenant improvements. At December 31, 2007, we estimate the total rental payments and leasehold improvement incentives to be $100.8 million and $7.2 million, respectively. The rental payments and leasehold improvement incentives will be finalized upon completion of the building.

In July 2007, we entered into a lease agreement for a portion of a building in South San Francisco, California. The leased space is for our sales and administrative functions. The lease period expires in August 2009. Thereafter, we have an option to renew for two additional one-year periods.

In December 2007, we entered into a lease agreement for a building in South San Francisco, California. The building is under construction and will be utilized for R&D, sales and administrative functions. We expect the lease term to commence in the first quarter of 2010. The lease term is 15 years, with an option to renew for one additional five-year period. The agreement provides us with the option to cancel 10 years from the commencement date. The cancellation will require a one-year written notice and will include a penalty equal to nine months of rental payments and any unamortized landlord costs for tenant improvements. At December 31, 2007, we estimate the total rental payments and leasehold improvement incentives to be $81.0 million and $5.6 million, respectively. The rental payments and leasehold improvement incentives will be finalized upon completion of the building.

In addition, we also have various operating leases for equipment and vehicles, with lease terms that range from three to five years.

We recorded expense under operating leases of $22.7 million in 2007 (2006: $23.2 million; 2005: $25.5 million), net of sublease income of $Nil in 2007 (2006: $Nil; 2005: $0.1 million). As of December 31, 2007, our future minimum rental commitments for operating leases with non-cancelable terms in excess of one year are as follows (in millions):

Due in:
2008	$17.1
2009	15.0	(1)
2010	27.0	(1)
2011	29.4
2012	28.2
2013 and thereafter	159.1

Total	$275.8

(1)	Net of estimated incentives for tenant leasehold improvements of $10.0 million and $2.8 million in 2009 and 2010, respectively.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Capital Leases

The net book value of assets under capital leases at December 31, 2007 amounted to $7.0 million (2006: $12.6 million), which includes $66.0 million of accumulated depreciation (2006: $70.6 million). Depreciation expense related to assets under capital leases for 2007 amounted to $3.0 million (2006: $4.5 million; 2005: $5.8 million).

In prior years, we disposed of plant and equipment and subsequently leased them back and also entered into an arrangement with a third party bank, the substance of which allows us a legal right to require a net settlement of our obligations under the leases. The cash and borrowings relating to the previous sale and leaseback transactions have been offset in the Consolidated Financial Statements in the amount of $37.6 million at December 31, 2007 (2006: $36.2 million).

23.	Share Capital

Share capital at December 31, 2007 and 2006 was as follows:

	No. of Ordinary Shares
Authorized Share Capital	2007	2006

Ordinary Shares (par value €0.05)	670,000,000	670,000,000
Executive Shares (par value €1.25) (the Executive Shares)	1,000	1,000
“B” Executive Shares (par value €0.05) (the “B” Executive Shares)	25,000	25,000

	At December 31, 2007		At December 31, 2006
Issued and Fully Paid Share Capital	Number	$000s	Number	$000s

Ordinary Shares	470,195,498	27,412	466,619,156	27,184
Executive Shares	1,000	2	1,000	2
“B” Executive Shares	21,375	2	21,375	2

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

On September 6, 2007, the board of directors approved the cancellation of 850,947 Ordinary Shares that were previously held in treasury stock and, accordingly, all of the treasury stock shares were retired in 2007.

24.	Accumulated Other Comprehensive Income/(Loss)

The components of accumulated OCI, net of $Nil taxes, were as follows (in millions):

	2007	2006

Net unrealized gains on investment securities	$3.8	$4.7
Currency translation adjustments	(11.0)	(11.7)
Unamortized net actuarial loss on pension plans	(3.6)	(13.9)
Unamortized prior service cost on pension plans	(0.9)	(0.9)

Accumulated other comprehensive loss	$(11.7)	$(21.8)

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

25.	Pension and Other Employee Benefit Plans

Pension

The pension costs of the Irish retirement plans have been presented in the following tables in accordance with the requirements of SFAS 132R, as amended by SFAS 158. We fund the pensions of certain employees based in Ireland through two defined benefit plans. In general, on retirement, eligible employees are entitled to a pension calculated at 1/60th of their final salary for each year of service, subject to a maximum of 40 years. These plans are managed externally and the related pension costs and liabilities are assessed in accordance with the advice of a qualified professional actuary. The investments of the plans at December 31, 2007 consisted of units held in independently administered funds. The change in projected benefit obligation was (in millions):

	2007	2006

Projected benefit obligation at January 1	$69.9	$57.9
Service cost	3.3	2.8
Interest cost	3.1	2.5
Plan participants’ contributions	1.8	1.5
Actuarial gain	(16.9)	(1.6)
Benefits paid and other disbursements	(0.4)	(0.4)
Foreign currency exchange rate changes	6.9	7.2

Projected benefit obligation at December 31	$67.7	$69.9

The changes in plan assets at December 31 were (in millions):

	2007	2006

Fair value of plan assets at beginning of year	$66.7	$49.4
Actual (loss)/return on plan assets	(1.8)	7.4
Employer contribution	2.9	2.3
Plan participants’ contributions	1.8	1.5
Benefits paid and other disbursements	(0.4)	(0.4)
Foreign currency exchange rate changes	7.3	6.5

Fair value of plan assets at end of year	$76.5	$66.7

Overfunded/(unfunded) status at end of year	$8.8	$(3.2)
Unamortized net actuarial loss in accumulated OCI	3.6	13.9
Unamortized prior service cost in accumulated OCI	0.9	0.9

Net amount recognized	$13.3	$11.6

Amounts recognized in the Consolidated Balance Sheet at December 31 (in millions):

	2007	2006

Overfunded/(unfunded) status — non-current asset/(liability)	$8.8	$(3.2)
Accumulated OCI	4.5	14.8

Net amount recognized	$13.3	$11.6

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The net periodic pension cost was comprised of the following (in millions):

	2007	2006	2005

Service cost	$3.3	$2.8	$2.0
Interest cost	3.1	2.5	2.0
Expected return on plan assets	(4.5)	(3.3)	(2.7)
Amortization of net loss	0.4	0.6	0.5
Amortization of prior service cost	0.1	0.1	0.2

Net periodic pension cost	$2.4	$2.7	$2.0

The weighted-average assumptions used to determine net periodic pension cost and benefit obligation at December 31 were:

	2007	2006

Discount rate	5.4%	4.3%
Expected return on plan assets	6.7%	6.3%
Rate of compensation increase	3.8%	3.5%

Pursuant to SFAS 87 (as amended by SFAS 158), we look to rates of return on high-quality fixed-income investments in determining the assumed discount rate. Since no significant market exists for high-quality fixed income investments in Ireland, the assumed discount rate at December 31, 2007 of 5.4% (2006: 4.3%) was determined based on the iBoxx Corporate Bond Index for AA rated corporate bonds with durations of 10 years or more. The estimated expected cash outflows for each of the next 10 years are projected to be less than the estimated contribution inflows. Therefore, we consider the iBoxx index of AA rated corporate bonds with mean durations of 10 years and over to be the closest available match for the expected defined benefit payments in the longer term.

The expected long-term rate of return on assets of 6.7% was calculated based on the assumptions of the following returns for each asset class: Equities 7.5%, Property 6.5%, Government Bonds 4.5% and Cash 2.5%. The fixed interest yield at December 31, 2007 was 4.5%; hence the assumed return on bonds is 4.5%. Returns for the other asset classes are set by reference to the fixed interest yield plus a risk premium. For equities, the risk premium is 3.0% and, for property, the premium is 2.0%.

The weighted-average asset allocations at December 31 by asset category were:

	2007	2006

Equity	77.0%	78.1%
Bonds	12.5%	11.5%
Property	3.4%	3.2%
Cash and other	7.1%	7.2%

Total	100.0%	100.0%

Our pension plan assets are invested in two managed unit trusts. Our key objective is to achieve long-term capital growth by investing primarily in a range of Eurozone and international equities, bonds, property and cash.

The investment mix is biased towards equities, with a diversified domestic and international portfolio of shares listed and traded on recognized Exchanges.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The long-term asset allocation ranges of the trusts are as follows:

Equities	60%-80%
Bonds	10%-40%
Property	0%-10%
Cash	0%-10%

The total accumulated benefit obligation for the defined benefit pension plans was $58.9 million at December 31, 2007 (2006: $61.1 million).

At December 31, 2007, the expected future cash benefits per year to be paid in respect of the plans for the period of 2008-2012 are collectively less than $0.5 million. The expected cash benefits to be paid in the period of 2013-2017 are approximately $2.5 million. We expect to contribute approximately $2.6 million to our defined benefit plans in 2008.

The expected benefits to be paid are based on the same assumptions used to measure our benefit obligation at December 31, 2007, including the estimated future employee service.

During 2008, we expect to recognize $0.1 million of the unamortized net actuarial loss and $0.1 million of the unamortized prior service cost that was included in accumulated OCI at December 31, 2007.

In addition to the defined benefit pension plans, we operate a number of defined contribution retirement plans, primarily for employees outside of Ireland. The costs of these plans are charged to the income statement in the period they are incurred. The costs of the defined contribution plans were $4.7 million, $5.9 million and $6.2 million for 2007, 2006 and 2005, respectively.

Stock Options and Warrants

At our Annual General Meeting held on May 25, 2006, the Company’s shareholders approved a single Long Term Incentive Plan (2006 LTIP), which provides for the issuance of share options, RSUs and other equity awards. The shareholders also approved the closure of all pre-existing share option and RSU plans. Our equity award program is a long-term retention program that is intended to attract, retain and provide incentives for Elan employees, officers and directors, and to align shareholder and employee interests. We consider our equity award program critical to our operation and productivity. Currently, we grant equity awards from the 2006 LTIP, under which awards can be granted to all directors, employees and consultants.

Stock options are granted at the price equal to the market value at the date of grant and will expire on a date not later than 10 years after their grant. Options generally vest between one and four years from the date of grant.

The following table summarizes the number of options outstanding as of December 31 (in thousands):

	2007	2006

1996 Plan	7,240	8,959
1998 Plan	1,206	1,527
1999 Plan	9,038	12,791
Consultant Plan	—	150
2006 LTIP	4,312	596

Total	21,796	24,023

As of December 31, 2007, there were 4,311,589 stock options/RSUs available for grant from the 2006 LTIP (2006: 9,403,880).

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

We have also granted options and warrants for various acquisitions. The following table summarizes the number of acquisition-related options outstanding as of December 31 (in thousands):

	2007	2006

Neurex	—	7
Liposome	70	109
Dura	31	51

Total	101	167

In connection with the acquisition of Liposome, we granted warrants to purchase 385,000 Ordinary Shares. These warrants were exercisable at $38.96 from May 2000 to July 2007 and expired unexercised.

The stock options outstanding, vested and expected to vest, and exercisable are summarized as follows:

			Weighted Average	Aggregate
			Remaining	Intrinsic
	No. of Options	WAEP(1)	Contractual Life	Value
	(In thousands)		(In years)	(In millions)

Outstanding at December 31, 2005	26,846	$17.19
Exercised	(3,210)	8.04
Granted	2,700	15.77
Forfeited	(896)	16.66
Expired	(1,250)	31.57

Outstanding at December 31, 2006	24,190	$17.52
Exercised	(3,765)	6.48
Granted	3,870	14.55
Forfeited	(736)	16.17
Expired	(1,662)	30.46

Outstanding at December 31, 2007	21,897	$17.89	5.6	$175.2

Vested and expected to vest at December 31, 2007	21,232	$18.01	5.5	$170.0

Exercisable at December 31, 2007	14,629	$19.62	4.9	$118.9

(1)	Weighted-average exercise price

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between our closing stock price on the last trading day of 2007 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2007. This amount changes based on the fair market value of our stock. The total intrinsic value of options exercised in 2007 was $46.2 million (2006: $26.1 million). The total fair value of options vested in 2007 was $29.7 million (2006: $34.2 million).

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At December 31, 2007, the range of exercise prices and weighted-average remaining contractual life of outstanding and exercisable options were as follows:

	Options Outstanding			Options Exercisable
		Weighted-			Weighted-
		Average			Average
	Options	Remaining		Options	Remaining
Range	Outstanding	Contractual Life	WAEP	Outstanding	Contractual Life	WAEP
	(In thousands)	(In years)		(In thousands)	(In years)

$ 1.93-$10.00	6,116	5.9	$4.89	5,179	5.6	$4.42
$10.01-$25.00	10,526	6.7	$15.37	4,429	6.5	$15.84
$25.01-$40.00	3,570	2.8	$31.24	3,336	2.6	$31.58
$40.01-$58.60	1,685	3.2	$52.61	1,685	3.2	$52.61

$ 1.93-$58.60	21,897	5.6	$17.89	14,629	4.9	$19.62

Since we adopted SFAS 123R, effective January 1, 2006, equity settled share-based payments made to employees have been recognized in the financial statements based on the fair value of the awards measured at the date of grant. We use the graded-vesting attribution method for recognizing share-based compensation expense over the requisite service period for each separately vesting tranche of award as though the awards were, in substance, multiple awards. The fair value of share options is calculated using a binomial option-pricing model and the fair value of options issued under employee equity purchase plans is calculated using the Black-Scholes option-pricing model, taking into account the relevant terms and conditions. The binomial option-pricing model is used to estimate the fair value of our share options because it better reflects the possibility of exercise before the end of the options’ life. The binomial option-pricing model also integrates possible variations in model inputs, such as risk-free interest rates and other inputs, which may change over the life of the options. Options issued under our employee equity purchase plans have relatively short contractual lives, or must be exercised within a short period of time after the vesting date, and the input factors identified above do not apply. Therefore, the Black-Scholes option-pricing model produces a fair value that is substantially the same as a more complex binomial option-pricing model for our employee equity purchase plans. The amount recognized as an expense is adjusted each period to reflect actual and estimated future levels of vesting.

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

As share-based compensation expense recognized in the Consolidated Statement of Operations is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from estimates. Forfeitures were estimated based on historical experience and our estimate of future employee turnover.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The estimated weighted-average grant date fair values of the individual options granted during the years ended December 31, 2007, 2006 and 2005 were $8.85, $10.45 and $5.89, respectively. The fair value of options granted during these years was estimated using the binomial option-pricing model with the following weighted-average assumptions:

	2007	2006	2005

Risk-free interest rate	4.88%	4.48%	4.00%
Expected volatility(1)	63.0%	72.3%	59.2%
Dividend yield	Nil	Nil	Nil
Expected life (years)	— (2)	— (2)	— (2)

(1)	The expected volatility for 2007, 2006 and 2005 grants was determined based on the implied volatility of traded options on our stock.

(2)	The expected lives of options granted in 2007, as derived from the output of the binomial model, ranged from 5.0 years to 8.0 years (2006: 5.1 years to 8.1 years; 2005: 5.4 years to 8.2 years). The contractual life of the options, which is not later than 10 years from the date of grant, is used as an input into the binomial model.

Restricted Stock Units

In February 2006, we began to grant RSUs to certain employees. The RSUs generally vest between one and four years from the date of grant, and shares are issued to employees as soon as practicable following vesting. The fair value of services received in return for the RSUs is measured by reference to the fair value of the underlying shares at grant date.

The non-vested RSUs are summarized as follows:

		Weighted-Average
		Grant Date
	No. of RSUs	Fair Value
	(In thousands)

Non-vested at December 31, 2005	—	$—
Granted	1,367	15.90
Vested	—	—
Forfeited	(70)	15.90

Non-vested at December 31, 2006	1,297	$15.90
Granted	1,723	13.95
Vested	(366)	15.65
Forfeited	(372)	14.98

Non-vested at December 31, 2007	2,282	$14.62

Employee Equity Purchase Plans

In June 2004, our shareholders approved a qualified Employee Equity Purchase Plan (U.S. Purchase Plan), under Sections 421 and 423 of the Internal Revenue Code (IRC), which became effective on January 1, 2005 for eligible employees based in the United States. The plan allows eligible employees to purchase common stock at 85% of the lower of the fair market value at the beginning of the offering period or the fair market value on the last trading day of the offering period. Purchases are limited to $25,000 (fair market value) per calendar year, 1,000 shares per offering period, and subject to certain IRC restrictions.

The board of directors approved the Irish Sharesave Option Scheme 2004 and U.K. Sharesave Option Plan 2004, effective January 1, 2005, for employees based in Ireland and the United Kingdom, respectively (the Irish and U.K. Sharesave Plans). The Irish and U.K. Sharesave Plans allow eligible employees to purchase Ordinary Shares at

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

no lower than 85% of the fair market value at the start of the 36 month saving period. Eligible employees could save up to €320 per month under the Irish Scheme or £250 under the U.K. Plan, which entitles them an option to buy common stock at a discounted price of $22.29 for a period of six months from February 1, 2008, the end of the first and only saving period.

In May 2006, our shareholders approved an increase of 1,500,000 shares in the number of shares available to employees to purchase in accordance with the terms of the U.S. Purchase Plan. In total, 3,000,000 shares have been reserved for issuance under the Irish and U.K. Sharesave Plans and U.S. Purchase Plan combined. In 2007, 272,931 (2006: 394,533) shares were issued under the U.S. Purchase Plan and as of December 31, 2007, 1,723,933 shares (2006: 2,006,966 shares) were reserved for future issuance under the U.S. Purchase Plan and Irish and U.K. Sharesave Plans.

The weighted-average fair value of options granted under the U.S. Purchase Plan during the 12 months ended December 31, 2007 was $4.31. The estimated fair values of these options were charged to expense over the respective three-month offering periods. The options issued under the Irish/U.K. Sharesave Plans were granted in 2005 and the estimated fair values of the options are being expensed over the 36 month saving period from the grant date. This is because these plans were considered to be compensatory under SFAS 123 and APB 25 prior to the implementation of SFAS 123R, whereas the U.S. Purchase Plan was non-compensatory under SFAS 123 and APB 25. The fair value per option granted under the Irish/U.K. Sharesave Plans in 2005 was $11.68. The estimated fair values of options granted under the U.S. Purchase Plan in the years ended December 31, were calculated using the following inputs into the Black-Scholes option-pricing model:

	2007	2006

Weighted-average share price	$16.36	$14.88
Weighted-average exercise price	$13.91	$12.65
Expected volatility(1)	53.2%	73.3%
Expected life	3 months	3 months
Expected dividend yield	—	—
Risk-free rate	4.87%	4.72%

(1)	The expected volatility was determined based on the implied volatility of traded options on our stock.

The following information regarding net loss and loss per share was determined as if we had accounted for our employee stock options under the fair value method prescribed by SFAS 123 in the year ended December 31, 2005.

2005
(In millions)

Net loss as reported	$(383.6)
Add: Intrinsic value method expense	0.1 (1)
Deduct: Fair value method expense	(36.2)

Pro-forma net loss	$(419.7)

Basic and diluted loss per Ordinary Share:
As reported	$(0.93)
Pro-forma	$(1.01)

(1)	The intrinsic value method expense in 2005 relates to compensatory employee equity purchase plans.

For awards granted prior to the adoption of SFAS 123R, we determined the pro-forma share-based compensation expense based on the nominal vesting period of the awards. For awards granted subsequent to the adoption of SFAS 123R, we recognize share-based compensation expense over the requisite service period, which is the period from the grant date to the date the employee is eligible to vest in the award, while continuing to reflect

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

compensation expense over the nominal vesting period for awards granted prior to the adoption of SFAS 123R. The share-based compensation expense recognized in 2007 for awards granted prior to the adoption of SFAS 123R, which would have been included in the pro-forma expense for previous periods had the requisite service period guidance in SFAS 123R been applied, was $0.3 million (2006: $0.4 million).

As permitted by SFAS 123, we determined the pro-forma share-based compensation expense by assuming all awards will vest, adjusting for actual forfeitures as they occurred. On adoption of SFAS 123R, the impact of estimating forfeitures of awards granted prior to the adoption of SFAS 123R was an additional $1.3 million of the share-based compensation expense in 2006.

In April 2007, we modified outstanding stock option grants and outstanding 2007 RSUs held by members of the Operating Committee of Elan (15 members at the modification date) to provide for the accelerated vesting of the awards upon involuntary termination, for any reason other than cause, together with the extension of the period to exercise outstanding stock options for a two-year period (previously 90 days) from the termination date. This resulted in the fair value of the outstanding options being remeasured at the modification date. The impact of the modification for all applicable outstanding awards amounted to additional share-based compensation expense of $0.8 million, which has been and will be taken into account over the remaining vesting terms of the awards from the modification date.

Pursuant to SFAS 123R, we recognized total expenses and a corresponding increase in equity of $45.1 million (2006: $47.1 million; 2005: $Nil), related to the fair value of equity-settled share-based compensation during 2007. The expenses have been recognized in the following line items in the Consolidated Statement of Operations (in millions):

	2007	2006

Cost of sales	$4.0	$4.2
Selling, general and administrative expenses	23.9	28.8
Research and development expenses	15.5	14.1
Other net charges	1.7	—

Total	$45.1	$47.1

The total equity-settled share-based compensation expense related to non-vested awards not yet recognized, adjusted for estimated forfeitures, is $32.2 million at December 31, 2007. This expense is expected to be recognized over a weighted-average of 1.2 years.

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

Employee Savings and Retirement Plan 401(K)

We maintain a 401(k) retirement savings plan for our employees based in the United States. Participants in the 401(k) plan may contribute up to 100% of their annual compensation, limited by the maximum amount allowed by the IRC. We match 3% of each participating employee’s annual compensation on a quarterly basis and may

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

contribute additional discretionary matching up to another 3% of the employee’s annual qualified compensation. Our matching contributions are vested immediately. For the year ended December 31, 2007, we recorded $4.7 million (2006: $5.5 million; 2005: $5.8 million), of expense in connection with the matching contributions under the 401(k) plan.

26.	Commitments and Contingencies

As of December 31, 2007, the directors had authorized capital commitments for the purchase of property, plant and equipment of $12.7 million (2006: $5.6 million).

At December 31, 2007, we had commitments to invest $1.8 million (2006: $2.4 million) in healthcare managed funds.

For additional information, refer to Note 22.

27.	Litigation

We are involved in legal and administrative proceedings that could have a material adverse effect on our consolidated results of operations or financial position.

Securities and Tysabri matters

Commencing in January 1999, several class actions were filed in the U.S. District Court for the Southern District of California against Dura Pharmaceuticals, Inc. (Dura or defendant), one of our subsidiaries, and various then current or former officers of Dura. The actions, which allege violations of the U.S. federal securities laws, were consolidated and sought damages on behalf of a class of shareholders who purchased Dura common stock during a defined period. On June 6, 2006, the U.S. District Court issued an order granting in part and denying in part the defendants’ motion to dismiss. On July 21, 2006, the plaintiffs filed an amended complaint seeking to cure their pleading problems. The defendants subsequently filed a motion to dismiss in response to the amended complaint. The parties await a final ruling on the defendants’ motion.

We and some of our officers and directors have been named as defendants in putative class actions originally filed in the U.S. District Courts for the District of Massachusetts (on March 4 and 14, 2005) and the Southern District of New York (on March 15 and 23, 2005). On August 4, 2005, the U.S. District Court for the Southern District of New York issued an order consolidating the New York actions. The cases originally filed in Massachusetts were subsequently transferred to the Southern District of New York on or about August 29, 2005. Accordingly, all of these matters are now consolidated and pending before the federal district court in New York. The plaintiffs’ amended, consolidated class action complaint alleges claims under the U.S. federal securities laws and state laws and seeks damages on behalf of a class of shareholders who purchased our stock prior to the announcement of the voluntary suspension of Tysabri on February 28, 2005. The complaint alleges that we caused the release of materially false or misleading information regarding Tysabri. The complaint alleges that class members were damaged when our share price fell after we and Biogen Idec announced the voluntary suspension of the commercialization and dosing of Tysabri in response to reports of serious adverse events involving clinical trial patients treated with Tysabri. The complaint seeks damages, reimbursement of costs and other relief that the courts may deem just and proper. On April 20, 2007, we filed a motion to dismiss in response to plaintiffs’ amended, consolidated complaint. Plaintiffs filed opposition papers on July 20, 2007, and we subsequently filed reply papers in support of our dismissal motion. We are awaiting a ruling by the court on our motion. In the event that the court denies our motion to dismiss, we intend to vigorously defend against any claims that remain.

In March 2005, we received a letter from the SEC stating that the SEC’s Division of Enforcement was conducting an informal inquiry into actions and securities trading relating to Tysabri events. The SEC’s inquiry primarily relates to events surrounding the February 28, 2005 announcement of the decision to voluntarily suspend

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the marketing and clinical dosing of Tysabri. We have provided materials to the SEC in connection with the inquiry but have not received any additional requests for information or interviews relating to the inquiry.

Antitrust matters

In March 2001, Andrx Corporation (Andrx) filed a complaint in the U.S. District Court for the Southern District of Florida alleging that we engaged in anti-competitive activities in an effort to prevent or delay the entry of a generic alternative to Naprelan (naproxen sodium controlled-release) tablets. We filed a motion to dismiss the complaint and for judgment on the pleadings. In April 2003, the court granted our motion and dismissed Andrx’s complaint with prejudice and without leave to amend. Andrx subsequently appealed this decision. On August 29, 2005, the appellate court upheld the lower court’s ruling, in part, but remanded the matter to the district court to address certain issues. This matter remains pending.

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

In 2002 and 2003, 10 actions were filed in the U.S. District Courts (seven in the District of Columbia and three in the Southern District of New York) claiming that we (and others) violated federal and state antitrust laws based on a licensing arrangement between Elan and Biovail Corporation relating to Nifedipine. The complaints seek various forms of remedy, including damages and injunctive relief. The actions have been brought by putative classes of direct purchasers, individual direct purchasers, and putative classes of indirect purchasers. On May 29, 2003, the Judicial Panel for Multidistrict Litigation coordinated and consolidated for pre-trial proceedings all pending cases in the U.S. District Court for the District of Columbia. On September 1, 2004, the Court issued a Memorandum Opinion and Order granting in part and denying in part the defendants’ motions to dismiss. The Court held that none of the claims for injunctive relief had any basis and, accordingly, the Court lacked jurisdiction over the indirect purchaser federal and state claims. Consequently, the Court granted the motion as it related to the putative class of indirect purchasers and dismissed that consolidated class complaint without prejudice. The Court also dismissed the claims for injunctive relief of the purported direct purchaser plaintiffs. The Court declined to dismiss the damage claims of the purported direct purchaser plaintiffs, ruling that it would be premature to do so without allowing discovery given the Court’s obligation to accept as true all allegations when tested on a motion to dismiss. The parties in the litigation are in the process of completing discovery.

Counsel for the putative indirect purchaser class commenced an action asserting the same or similar claims under California state law in California state court. The parties agreed to the settlement of the California action and executed a settlement agreement to that effect. The parties’ settlement received final court approval in December 2007.

In June 2001, we received a letter from the U.S. Federal Trade Commission (FTC) stating that the FTC was conducting a non-public investigation to determine whether Brightstone Pharma, Inc. (Brightstone), Elan or others may have engaged in an effort to restrain trade by entering into an agreement that may restrict the ability of Brightstone or others to market a bioequivalent or generic version of Naprelan. In October 2001, our counsel met informally with FTC staff to discuss the matter. No further communication from the FTC was received until December 2002, when we were served with a subpoena from the FTC for the production of documents related to Naprelan. We provided documents and witness testimony in response to the subpoena and continue to cooperate with the FTC relating to this investigation.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other matters

In January 2006, our subsidiary, Elan Pharmaceuticals, Inc. (EPI) received a letter and subpoena from the U.S. Department of Justice and the U.S. Department of Health and Human Services asking for documents and materials primarily related to marketing practices concerning our former Zonegran product. In April 2004, we completed the sale of our interests in Zonegran in North America and Europe to Eisai. We are cooperating with the government in its investigation. The resolution of this Zonegran matter could require Elan to pay substantial fines and to take other actions that could have a material adverse effect on Elan. In April 2006, Eisai delivered to Elan a notice making a contractual claim for indemnification in connection with a similar subpoena received by Eisai.

28.	Related Parties

Mr. John Groom

Mr. Groom, a former director of Elan, had a consultancy agreement with us. Effective July 1, 2003, the consultancy agreement was cancelled and we entered into a pension agreement of $200,000 per year payable until May 16, 2008. Mr. Groom received $200,000 per year under this pension agreement in 2007, 2006 and 2005. On May 26, 2005, Mr. Groom retired from the board of Elan.

Dr. Lars Ekman

On August 9, 2007, we announced that Dr. Lars Ekman would, with effect from December 31, 2007, transition from his operational role as president of research and development and that Dr. Ekman would continue as a member of the board of directors of Elan.

Under the agreement reached with Dr. Ekman, we agreed by reference to Dr. Ekman’s contractual entitlements and in accordance with our severance plan to (a) make a lump-sum payment of $2,500,000; (b) make milestone payments to Dr. Ekman, subject to a maximum amount of $1,000,000, if we achieve certain milestones in respect of our Alzheimer’s disease program; (c) accelerate the vesting of, and grant a two-year exercise period, in respect of certain of his equity awards, with a cash payment being made in respect of one grant of RSUs (which did not permit accelerated vesting); and (d) continue to make annual pension payments in the amount of $60,000 per annum, provide the cost of continued health coverage and provide career transition services to Dr. Ekman for a period of up to two years. A total severance charge of $3.6 million was expensed in 2007 for Dr. Ekman, excluding potential future success milestone payments related to our Alzheimer’s disease program.

Dr. Dennis Selkoe

On July 1, 2006, EPI entered into a consultancy agreement with Dr. Selkoe whereby Dr. Selkoe agreed to provide consultant services with respect to the treatment and/or prevention of neurodegenerative and autoimmune diseases. We will pay Dr. Selkoe a fee of $12,500 per quarter. The agreement is effective for three years unless terminated by either party upon 30 days written notice and supersedes all prior consulting agreements between Dr. Selkoe and Elan. Prior thereto, Dr. Selkoe was party to various consultancy agreements with EPI and Athena Neurosciences, Inc. Under the consultancy agreements, Dr. Selkoe received $50,000 in 2007 and 2006 and $25,000 in 2005.

29.	Development and Marketing Collaboration Agreement with Biogen Idec

In August 2000, we entered into a development and marketing collaboration agreement with Biogen Idec, successor to Biogen, Inc., to collaborate in the development and commercialization of Tysabri for multiple sclerosis and Crohn’s disease, with Biogen Idec acting as the lead party for MS and Elan acting as the lead party for CD.

In November 2004, Tysabri received regulatory approval in the United States for the treatment of relapsing forms of MS. In February 2005, Elan and Biogen Idec voluntarily suspended the commercialization and dosing in

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

In September 2005, Elan and Biogen Idec submitted to the U.S. Food and Drug Adminstration (FDA) a supplemental Biologics License Application for Tysabri, which the FDA subsequently designated for Priority Review. On March 7-8, 2006, the Peripheral Central Nervous System Drug Advisory Committee reviewed and voted unanimously to recommend that Tysabri be reintroduced as a treatment for relapsing forms of MS.

In June 2006, the FDA approved the reintroduction of Tysabri for the treatment of relapsing forms of MS. Approval for the marketing of Tysabri in the European Union was also received in June 2006 and has subsequently been received in a number of other countries. The distribution of Tysabri in both the United States and the European Union commenced in July 2006. Global in-market net sales of Tysabri in 2007 were $342.9 million (2006: $38.1 million; 2005: $11.0 million), consisting of $217.4 million (2006: $28.2 million; 2005: $11.0 million) in the U.S. market and $125.5 million (2006: $9.9 million; 2005: $Nil) in the ROW.

Tysabri was developed and is now being marketed in collaboration with Biogen Idec. In general, subject to certain limitations imposed by the parties, we share with Biogen Idec most development and commercialization costs. Biogen Idec is responsible for manufacturing the product. In the United States, we purchase Tysabri from Biogen Idec and are responsible for distribution. Consequently, we record as revenue the net sales of Tysabri in the U.S. market. We purchase product from Biogen Idec as required at a price, which includes the cost of manufacturing, plus Biogen Idec’s gross profit on Tysabri and this cost, together with royalties payable to other third parties, is included in cost of sales.

In the ROW market, Biogen Idec is responsible for distribution and we record as revenue our share of the profit or loss on ROW sales of Tysabri, plus our directly-incurred expenses on these sales. In 2007, we recorded revenue of $14.3 million (2006: negative $10.7 million; 2005: $Nil).

At December 31, 2007, we owed Biogen Idec $25.0 million (2006: $42.9 million).

Under our collaboration agreement with Biogen Idec, if global in-market net sales of Tysabri are, on average, for four calendar quarters, in excess of $125 million per calendar quarter, then we may elect to make a milestone payment to Biogen Idec of $75 million in order to maintain our percentage share of Tysabri at approximately 50% for annual global in-market net sales of Tysabri that are in excess of $700 million. Additionally, if we have made this first milestone payment, then we may elect to pay a further $50 million milestone to Biogen Idec if global in-market net sales of Tysabri are, on average, for four calendar quarters, in excess of $200 million per calendar quarter, in order to maintain our percentage share of Tysabri at approximately 50% for annual global in-market net sales of Tysabri that are in excess of $1.1 billion. Should we elect not to make the first milestone payment of $75 million, then our percentage share of Tysabri will be reduced to approximately 35% for annual global in-market net sales of Tysabri exceeding $700 million. If we elect to make the first milestone payment, but not the second milestone payment, then our percentage share of Tysabri will be reduced to approximately 35% for annual global in-market net sales of Tysabri exceeding $1.1 billion. For additional information relating to Tysabri, refer to Note 3.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

30.	Segment Information

Our business is organized into two business units: Biopharmaceuticals and EDT. Biopharmaceuticals engages in research, development and commercial activities primarily in Alzheimer’s disease, Parkinson’s disease, multiple sclerosis, Crohn’s disease, severe chronic pain and infectious diseases. EDT is an established specialty pharmaceutical business unit of Elan.

During the year ended December 31, 2007, we changed the manner in which our chief operating decision maker assesses the operating performance of, and allocation of resources to, both of our segments. Specifically, we revised the method of allocation of centrally incurred corporate and management expenses and reallocated the assets and associated operating results of the fill-finish facility in Athlone, Ireland, from EDT to Biopharmaceuticals, in conjunction with our current operating activities and how we now manage our combined businesses. For comparability, certain segmental financial information for prior periods presented has been reclassified between segments to conform to the current presentation and presentation going forward.

For fiscal years 2007, 2006 and 2005, our revenue and operating (loss)/income are presented below by geographical area. Similarly, total assets and property, plant and equipment are presented below on a geographical basis at December 31, 2007 and 2006.

Revenue by region (by destination of customers) (in millions):

	2007	2006	2005

Region:
Ireland	$72.2	$65.3	$71.9
United States	630.6	432.8	370.1
Rest of World	56.6	62.3	48.3

Total revenue	$759.4	$560.4	$490.3

Distribution of operating (loss)/income by region (in millions):

	2007	2006	2005

Ireland	$(312.9)	$(241.7)	$(116.4)
United States	47.1	72.8	(49.5)
Rest of World	0.5	2.5	(32.6)

Total operating loss	$(265.3)	$(166.4)	$(198.5)

Total assets by region (in millions):

	2007	2006

Ireland	$569.3	$1,245.2
United States	912.3	994.9
Bermuda	140.0	337.9
Rest of World	159.8	168.3

Total assets	$1,781.4	$2,746.3

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Property, plant and equipment by region (in millions):

	2007	2006

Ireland	$229.1	$242.8
United States	99.7	98.3
Bermuda	0.1	0.1
Rest of World	—	0.8

Total property, plant and equipment	$328.9	$342.0

Major customers

The following three customers contributed 10% or more of our total revenue in 2007, 2006 or 2005:

	2007	2006	2005

AmerisourceBergen	38%	18%	15%
Cardinal Health	9%	16%	15%
McKesson Corporation	7%	11%	11%

No other customer accounted for more than 10% of our total revenue in 2007, 2006 or 2005.

Our segment results of operations and revenue for the years ended December 31, 2007, 2006 and 2005, together with goodwill and total assets by segment at December 31, 2007 and 2006 are as follows:

Analysis of results of operations by segment (in millions):

	Biopharmaceuticals			EDT			Total
	2007	2006	2005	2007	2006	2005	2007	2006	2005

Product revenue	$454.6	$269.8	$219.6	$274.0	$263.1	$238.5	$728.6	$532.9	$458.1
Contract revenue	9.3	8.5	12.1	21.5	19.0	20.1	30.8	27.5	32.2

Total revenue	463.9	278.3	231.7	295.5	282.1	258.6	759.4	560.4	490.3
Operating expenses:
Cost of sales	224.2	87.4	84.0	113.7	122.9	112.1	337.9	210.3	196.1
Selling, general and administrative expenses	297.4	323.1	331.3	44.4	39.3	28.1	341.8	362.4	359.4
Research and development expenses	212.0	170.1	192.8	48.4	47.4	39.5	260.4	217.5	232.3
Net gain on sale of products and businesses	—	(43.1)	(103.1)	—	—	(0.3)	—	(43.1)	(103.4)
Other net (gains)/charges	80.8	26.3	4.4	3.8	(46.6)	—	84.6	(20.3)	4.4

Total operating expenses	814.4	563.8	509.4	210.3	163.0	179.4	1,024.7	726.8	688.8

Operating income/(loss)	$(350.5)	$(285.5)	$(277.7)	$85.2	$119.1	$79.2	$(265.3)	$(166.4)	$(198.5)

Depreciation and amortization	$81.5	$86.3	$87.8	$36.8	$49.3	$42.9	$118.3	$135.6	$130.7
Capital expenditures	$13.0	$18.3	$22.4	$9.6	$15.0	$20.1	$22.6	$33.3	$42.5

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reconciliation of operating loss to net loss (in millions):

	2007	2006	2005

Operating loss	$(265.3)	$(166.4)	$(198.5)
Net interest and investment losses	132.8	109.9	184.7
Provision for/(benefit from) income taxes	6.9	(9.0)	1.0
Net income from discontinued operations	—	—	0.6

Net loss	$(405.0)	$(267.3)	$(383.6)

Revenue analysis by segment (in millions):

	2007	2006	2005

Product revenue	$728.6	$532.9	$458.1
Contract revenue	30.8	27.5	32.2

Total revenue	$759.4	$560.4	$490.3

Product revenue can be further analyzed as follows:

	2007	2006	2005

Biopharmaceuticals:
Tysabri — U.S.	$217.4	$28.2	$11.0
Tysabri — ROW	14.3	(10.7)	—

Total Tysabri	231.7	17.5	11.0
Maxipime	122.5	159.9	140.3
Azactam	86.3	77.9	57.7
Prialt	12.3	12.1	6.3
Royalties	1.8	2.4	4.3

Total product revenue from Biopharmaceuticals business	454.6	269.8	219.6

EDT:
Manufacturing revenue and royalties	269.5	232.4	204.5
Amortized revenue — Adalat/Avinza	4.5	30.7	34.0

Total product revenue from EDT business	274.0	263.1	238.5

Total product revenue	$728.6	$532.9	$458.1

Contract revenue can be further analyzed as follows:

	2007	2006	2005

Biopharmaceuticals:
Amortized fees	$2.0	$8.5	$12.1
Research revenues/milestones	7.3	—	—

Total Biopharmaceuticals contract revenue	$9.3	$8.5	$12.1

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2007	2006	2005

EDT:
Amortized fees	$4.3	$4.2	$4.3
Research revenues/milestones	17.2	14.8	15.8

Total EDT contract revenue	$21.5	$19.0	$20.1

Total contract revenue	$30.8	$27.5	$32.2

Goodwill (in millions):

	2007	2006

Biopharmaceuticals	$218.3	$218.3
EDT	49.7	49.7

Total goodwill	$268.0	$268.0

Total assets (in millions):

	2007	2006

Biopharmaceutical assets	$1,251.6	$2,200.0
EDT assets	529.8	546.3

Total assets	$1,781.4	$2,746.3

31.	Supplemental Guarantor Information

As part of the offering and sale of the $850.0 million in aggregate principal amount of 7.75% Notes due November 15, 2011 and the $300.0 million Floating Rate Notes due November 15, 2011, Elan Corporation, plc and certain of its subsidiaries have guaranteed the 7.75% Notes and the Floating Rate Notes due 2011. Substantially equivalent guarantees have also been given to the holders of the 8.875% Notes and the Floating Rate Notes due in 2013, which were issued in November 2006.

Presented below is condensed consolidating information for Elan Finance plc, the issuer of the debt, Elan Corporation, plc, the parent guarantor of the debt, the guarantor subsidiaries of Elan Corporation, plc, listed below, and the non-guarantor subsidiaries of Elan Corporation, plc. All of the subsidiary guarantors are wholly owned subsidiaries of Elan Corporation, plc.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Elan Corporation, plc

Condensed Consolidating Statements of Operations
For the Year Ended December 31, 2007

	Elan				Non-
	Finance,	Athena	Parent	Guarantor	Guarantor	Elimination
	plc	Finance	Company	Subsidiaries	Subsidiaries	Adjustments	Consolidated
	(In millions)

Revenue	$—	$—	$—	$1,123.8	$1.6	$(366.0)	$759.4

Operating expenses:
Cost of sales	—	—	—	476.9	—	(139.0)	337.9
Selling, general and administrative expenses	—	—	52.9	306.8	—	(17.9)	341.8
Research and development expenses	—	—	0.2	479.6	1.6	(221.0)	260.4
Net gain on sale of products and businesses	—	—	—	—	—	—	—
Other net (gains)/charges	—	—	(158.8)	84.1	0.1	159.2	84.6

Total operating expenses	—	—	(105.7)	1,347.4	1.7	(218.7)	1,024.7

Operating income/(loss)	—	—	105.7	(223.6)	(0.1)	(147.3)	(265.3)
Share of net losses of subsidiaries	—	—	510.7	—	—	(510.7)	—
Net interest and investment (gains)/losses	(2.2)	—	—	267.1	(0.4)	(131.7)	132.8

Income/(loss) from continuing operations before provision for/(benefit from) income taxes	2.2	—	(405.0)	(490.7)	0.3	495.1	(398.1)
Provision for/(benefit from) income taxes	0.6	—	—	3.8	—	2.5	6.9

Net income/(loss)	$1.6	$—	$(405.0)	$(494.5)	$0.3	$492.6	$(405.0)

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Elan Corporation, plc

Condensed Consolidating Statements of Operations
For the Year Ended December 31, 2006

	Elan				Non-
	Finance,	Athena	Parent	Guarantor	Guarantor	Elimination
	plc	Finance	Company	Subsidiaries	Subsidiaries	Adjustments	Consolidated
	(In millions)

Revenue	$—	$—	$65.9	$736.5	$1.6	$(243.6)	$560.4

Operating expenses:
Cost of sales	—	—	11.6	218.7	—	(20.0)	210.3
Selling, general and administrative expenses	—	—	72.4	383.2	0.1	(93.3)	362.4
Research and development expenses	—	—	11.0	364.2	1.6	(159.3)	217.5
Net gain on sale of products and businesses	—	—	—	(43.1)	—	—	(43.1)
Other net (gains)/charges	—	—	(59.6)	32.3	(0.2)	7.2	(20.3)

Total operating expenses	—	—	35.4	955.3	1.5	(265.4)	726.8

Operating income/(loss)	—	—	30.5	(218.8)	0.1	21.8	(166.4)
Share of net losses of subsidiaries	—	—	291.6	—	—	(291.6)	—
Net interest and investment (gains)/losses	1.3	—	6.1	118.7	(1.1)	(15.1)	109.9

Income/(loss) from continuing operations before provision for/(benefit from) income taxes	(1.3)	—	(267.2)	(337.5)	1.2	328.5	(276.3)
Provision for/(benefit from) income taxes	(2.8)	—	0.1	3.4	0.1	(9.8)	(9.0)

Net income/(loss)	$1.5	$—	$(267.3)	$(340.9)	$1.1	$338.3	$(267.3)

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Elan Corporation, plc

Condensed Consolidating Statements of Operations
For the Year Ended December 31, 2005

	Elan				Non-
	Finance,	Athena	Parent	Guarantor	Guarantor	Elimination
	plc	Finance	Company	Subsidiaries	Subsidiaries	Adjustments	Consolidated
	(In millions)

Revenue	$—	$—	$71.8	$679.5	$7.3	$(268.3)	$490.3

Operating expenses:
Cost of sales	—	—	8.6	287.8	—	(100.3)	196.1
Selling, general and administrative expenses	—	—	54.9	319.4	6.0	(20.9)	359.4
Research and development expenses	—	—	6.4	385.6	1.4	(161.1)	232.3
Net gain on sale of products and businesses	—	—	(0.7)	(102.7)	—	—	(103.4)
Other net (gains)/charges	—	—	—	(31.6)	2.5	33.5	4.4

Total operating expenses	—	—	69.2	858.5	9.9	(248.8)	688.8

Operating income/(loss)	—	—	2.6	(179.0)	(2.6)	(19.5)	(198.5)
Share of net losses of subsidiaries	—	—	328.0	—	—	(328.0)	—
Net interest and investment (gains)/losses	6.0	—	58.2	195.7	(67.8)	(7.4)	184.7

Income/(loss) from continuing operations before provision for/(benefit from) income taxes	(6.0)	—	(383.6)	(374.7)	65.2	315.9	(383.2)
Provision for/(benefit from) income taxes	—	—	—	1.9	—	(0.9)	1.0

Net income/(loss) from continuing operations	(6.0)	—	(383.6)	(376.6)	65.2	316.8	(384.2)
Income from discontinued operations (net of tax)	—	—	—	0.5	0.1	—	0.6

Net income/(loss)	$(6.0)	$—	$(383.6)	$(376.1)	$65.3	$316.8	$(383.6)

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Elan Corporation, plc

Condensed Consolidating Balance Sheets
As of December 31, 2007

	Elan				Non-
	Finance,	Athena	Parent	Guarantor	Guarantor	Elimination
	plc	Finance	Company	Subsidiaries	Subsidiaries	Adjustments	Consolidated
	(In millions)

ASSETS
Current Assets:
Cash and cash equivalents	$6.4	$—	$2.0	$413.0	$2.1	$—	$423.5
Restricted cash — current	—	—	—	20.1	—	—	20.1
Accounts receivable, net	—	—	—	137.4	—	—	137.4
Investment securities — current	—	—	—	291.6	—	(14.7)	276.9
Inventory	—	—	—	41.8	—	(5.1)	36.7
Intercompany receivables	18.1	—	2,090.5	3,090.0	0.3	(5,198.9)	—
Prepaid and other current assets	2.3	—	12.0	17.7	0.1	(10.3)	21.8

Total current assets	26.8	—	2,104.5	4,011.6	2.5	(5,229.0)	916.4
Property, plant and equipment, net	—	—	—	331.5	—	(2.6)	328.9
Goodwill and other intangible assets, net	—	—	—	294.8	—	162.8	457.6
Investment securities — non-current	—	—	—	10.0	—	12.5	22.5
Investments in subsidiaries	—	—	—	12,024.1	—	(12,024.1)	—
Restricted cash — non-current	—	—	—	9.5	—	—	9.5
Intercompany receivables	1,720.9	—	—	6,088.2	—	(7,809.1)	—
Other assets	26.6	—	—	11.0	—	8.9	46.5

Total assets	1,774.3	—	2,104.5	22,780.7	2.5	(24,880.6)	1,781.4

LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIT)
Current Liabilities:
Accounts payable	—	—	—	27.2	—	0.1	27.3
Accrued and other current liabilities	16.0	—	4.6	149.2	0.2	10.3	180.3
Deferred revenue — current	—	—	—	1.3	—	1.9	3.2
Intercompany payables	—	—	2,234.9	4,272.1	—	(6,507.0)	—

Total current liabilities	16.0	—	2,239.5	4,449.8	0.2	(6,494.7)	210.8
Long term and convertible debts	1,765.0	—	—	—	—	—	1,765.0
Deferred revenue — non-current	—	—	—	1.5	—	—	1.5
Intercompany payables	—	—	99.7	11,994.9	4.2	(12,098.8)	—
Other liabilities	—	—	—	38.8	—	—	38.8

Total liabilities	1,781.0	—	2,339.2	16,485.0	4.4	(18,593.5)	2,016.1
Shareholders’ equity/(deficit)	(6.7)	—	(234.7)	6,295.7	(1.9)	(6,287.1)	(234.7)

Total liabilities and shareholders’ equity/(deficit)	$1,774.3	$—	$2,104.5	$22,780.7	$2.5	$(24,880.6)	$1,781.4

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Elan Corporation, plc

Condensed Consolidating Balance Sheets
As of December 31, 2006

	Elan				Non-
	Finance,	Athena	Parent	Guarantor	Guarantor	Elimination
	plc	Finance	Company	Subsidiaries	Subsidiaries	Adjustments	Consolidated
	(In millions)

ASSETS
Current Assets:
Cash and cash equivalents	$612.5	$—	$5.2	$890.7	$2.2	$—	$1,510.6
Restricted cash	—	—	—	23.2	—	—	23.2
Accounts receivable, net	—	—	0.1	107.3	—	—	107.4
Investment securities — current	—	—	—	6.8	—	4.4	11.2
Inventory	—	—	—	26.0	—	3.2	29.2
Intercompany receivables	12.4	666.7	77.4	1,036.6	0.3	(1,793.4)	—
Prepaid and other current assets	2.8	—	14.5	68.8	0.2	(11.6)	74.7

Total current assets	627.7	666.7	97.2	2,159.4	2.7	(1,797.4)	1,756.3
Property, plant and equipment, net	—	—	—	342.0	—	—	342.0
Goodwill and other intangible assets, net	—	—	—	435.0	—	147.2	582.2
Investment securities — non-current	—	—	—	10.6	—	(1.4)	9.2
Investments in subsidiaries	—	—	—	9,533.8	—	(9,533.8)	—
Intercompany receivables	1,116.4	—	1,071.5	5,902.0	—	(8,089.9)	—
Other assets	31.2	1.4	—	24.2	—	(0.2)	56.6

Total assets	1,775.3	668.1	1,168.7	18,407.0	2.7	(19,275.5)	2,746.3

LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIT)
Current Liabilities:
Accounts payable	—	—	—	46.1	—	—	46.1
Accrued and other current liabilities	18.2	15.8	5.1	142.3	0.4	(2.0)	179.8
Current portion of long term debts	—	613.2	—	—	—	—	613.2
Deferred revenue	—	—	—	6.6	—	5.8	12.4
Intercompany payables	0.5	39.1	907.5	1,633.5	—	(2,580.6)	—

Total current liabilities	18.7	668.1	912.6	1,828.5	0.4	(2,576.8)	851.5
Long term and convertible debts	1,765.0	—	—	—	—	—	1,765.0
Deferred revenue	—	—	—	1.3	—	2.4	3.7
Intercompany payables	—	—	171.0	12,279.2	4.5	(12,454.7)	—
Other liabilities	—	—	—	37.8	—	3.2	41.0

Total liabilities	1,783.7	668.1	1,083.6	14,146.8	4.9	(15,025.9)	2,661.2
Shareholders’ equity/(deficit)	(8.4)	—	85.1	4,260.2	(2.2)	(4,249.6)	85.1

Total liabilities and shareholders’ equity/(deficit)	$1,775.3	$668.1	$1,168.7	$18,407.0	$2.7	$(19,275.5)	$2,746.3

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Elan Corporation, plc

Condensed Consolidating Statement of Cash Flows
For the Year Ended December 31, 2007

	Elan				Non-
	Finance,	Athena	Parent	Guarantor	Guarantor
	plc	Finance	Company	Subsidiaries	Subsidiaries	Elimination	Consolidated
	(In millions)

Cash flows from operating activities:
Net cash provided by/(used in) operating activities	$(606.0)	$626.6	$(31.2)	$(156.8)	$(0.1)	$—	$(167.5)

Cash flows from investing activities:
Increase in restricted cash	—	—	—	(6.8)	—	—	(6.8)
Proceeds from disposal of property, plant and equipment	—	—	—	0.2	—	—	0.2
Purchase of property, plant and equipment	—	—	—	(26.1)	—	—	(26.1)
Purchase of investment securities	—	—	—	(12.3)	—	—	(12.3)
Transfer of enhanced cash fund to investment securities	—	—	—	(305.9)	—	—	(305.9)
Proceeds from disposal of investments	—	—	—	3.4	—	—	3.4
Sale of marketable investment securities	—	—	—	27.9	—	—	27.9
Purchase of intangible assets	—	—	—	(2.5)	—	—	(2.5)
Proceeds from product and business disposals	—	—	—	4.0	—	—	4.0

Net cash provided by investing activities	—	—	—	(318.1)	—	—	(318.1)

Cash flows from financing activities:
Proceeds from employee stock issuances	—	—	28.2	—	—	—	28.2
Repayment of loans and capital lease obligations	—	(626.6)	(0.2)	(2.8)	—	—	(629.6)
Issue of loan notes	(0.1)	—	—	—	—	—	(0.1)
Excess tax benefit from share-based compensation	—	—	—	1.8	—	—	1.8

Net cash provided by/(used in) financing activities	(0.1)	(626.6)	28.0	(1.0)	—	—	(599.7)

Effect of exchange rate changes on cash	—	—	—	(1.8)	—	—	(1.8)

Net increase/(decrease) in cash and cash equivalents	(606.1)	—	(3.2)	(477.7)	(0.1)	—	(1,087.1)
Cash and cash equivalents at beginning of year	612.5	—	5.2	890.7	2.2	—	1,510.6

Cash and cash equivalents at end of year	$6.4	$—	$2.0	$413.0	$2.1	$—	$423.5

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Elan Corporation, plc

Condensed Consolidating Statement of Cash Flows
For the Year Ended December 31, 2006

	Elan				Non-
	Finance,	Athena	Parent	Guarantor	Guarantor
	plc	Finance	Company	Subsidiaries	Subsidiaries	Elimination	Consolidated
	(In millions)

Cash flows from operating activities:
Net cash provided by/(used in) operating activities	$8.5	$—	$(50.9)	$(198.8)	$(0.3)	$—	$(241.5)

Cash flows from investing activities:
Decrease in restricted cash	—	—	—	2.8	—	—	2.8
Proceeds from disposal of property, plant and equipment	—	—	—	0.6	—	—	0.6
Purchase of property, plant and equipment	—	—	—	(29.9)	—	—	(29.9)
Purchase of investment securities	—	—	—	(0.2)	—	—	(0.2)
Sale of non-current investment securities	—	—	—	13.2	—	—	13.2
Sale of current investment securities	—	—	—	0.9	—	—	0.9
Purchase of intangible assets	—	—	—	(4.1)	—	—	(4.1)
Proceeds from product and business disposals	—	—	—	54.2	—	—	54.2

Net cash provided by investing activities	—	—	—	37.5	—	—	37.5

Cash flows from financing activities:
Proceeds from employee stock issuances	—	—	29.8	—	—	—	29.8
Repayment of loans and capital lease obligations	—	—	(1.2)	(4.5)	—	—	(5.7)
Net proceeds from debt issuance	602.8	—	—	—	—	—	602.8
Excess tax benefit from share-based compensation	—	—	2.0	—	—	—	2.0
Proceeds from government grants	—	—	—	0.4	—	—	0.4

Net cash provided by/(used in) financing activities	602.8	—	30.6	(4.1)	—	—	629.3

Effect of exchange rate changes on cash	—	—	—	4.6	—	—	4.6

Net increase/(decrease) in cash and cash equivalents	611.3	—	(20.3)	(160.8)	(0.3)	—	429.9
Cash and cash equivalents at beginning of year	1.2	—	25.5	1,051.5	2.5	—	1,080.7

Cash and cash equivalents at end of year	$612.5	$—	$5.2	$890.7	$2.2	$—	$1,510.6

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Elan Corporation, plc

Condensed Consolidating Statement of Cash Flows
For the Year Ended December 31, 2005

	Elan				Non-
	Finance,	Athena	Parent	Guarantor	Guarantor
	plc	Finance	Company	Subsidiaries	Subsidiaries	Elimination	Consolidated
	(In millions)

Cash flows from operating activities:
Net cash provided by/(used in) operating activities	$(8.3)	$33.3	$(35.6)	$(475.9)	$34.4	$0.6	$(451.5)

Cash flows from investing activities:
Decrease in restricted cash	—	—	—	168.0	—	—	168.0
Proceeds from disposal of property, plant and equipment	—	—	—	0.6	—	—	0.6
Purchase of property, plant and equipment	—	—	—	(43.7)	—	—	(43.7)
Purchase of investment securities	—	—	—	(0.4)	—	—	(0.4)
Sale of non-current investment securities	—	—	—	44.4	1.2	—	45.6
Sale of current investment securities	—	—	—	17.1	—	—	17.1
Purchase of intangible assets	—	—	—	(7.1)	—	—	(7.1)
Proceeds from product and business disposals	—	—	—	108.8	—	—	108.8

Net cash provided by investing activities	—	—	—	287.7	1.2	—	288.9

Cash flows from financing activities:
Proceeds from employee stock issuances	—	—	23.8	—	—	—	23.8
Repayment of loans and capital lease obligations	—	(33.3)	(1.3)	(53.2)	(39.0)	—	(126.8)
Net payments for debt issuance	(0.7)	—	—	—	—	—	(0.7)
Proceeds from government grants	—	—	—	4.0	—	—	4.0

Net cash provided by/(used in) financing activities	(0.7)	(33.3)	22.5	(49.2)	(39.0)	—	(99.7)

Effect of exchange rate changes on cash	—	—	—	(4.6)	—	—	(4.6)

Net increase/(decrease) in cash and cash equivalents	(9.0)	—	(13.1)	(242.0)	(3.4)	0.6	(266.9)
Cash and cash equivalents at beginning of year	10.2	—	38.6	1,293.5	5.9	(0.6)	1,347.6

Cash and cash equivalents at end of year	$1.2	$—	$25.5	$1,051.5	$2.5	$—	$1,080.7

32.	Recently Issued Accounting Pronouncements

In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements,” (SFAS 157), which is effective for financial statements issued for fiscal years beginning after November 15, 2007. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. On December 14, 2007, the FASB issued FASB Staff Position (FSP) FAS 157-b, which will delay the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. This

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

proposed FSP partially defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008. We do not expect that the adoption of SFAS 157 will have a material impact on our financial position or results from operations.

In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial and Financial Liabilities,” (SFAS 159), which is effective for fiscal years beginning after November 15, 2007. SFAS 159 provides companies with the option to measure specified financial instruments and warranty and insurance contracts at fair value on a contract-by-contract basis, with changes in fair value recognized in earnings each reporting period. We are currently evaluating the provisions of SFAS 159; however we do not expect that its adoption will have a material impact on our financial position or results of operations.

In June 2007, the FASB ratified EITF Issue No. 07-03, “Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities,” (EITF 07-03). EITF 07-03 is effective prospectively for fiscal years beginning after December 15, 2007. EITF 07-03 requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities be deferred and capitalized and recognized as an expense as the goods are delivered or the related services are performed. We do not expect that the adoption of EITF 07-03 will have a material impact on our financial position or results from operations.

In November 2007, the FASB’s EITF reached consensus on Issue 07-01, “Accounting for Collaborative Arrangements,” (EITF 07-01), which is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. EITF 07-01 defines collaborative arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. We do not expect that the adoption of EITF 07-01 will have a material impact on our financial position or results from operations.

In December 2007, the FASB issued Statement No. 141 (revised 2007), “Business Combinations,” (SFAS 141R), which is effective for financial statements issued for fiscal years beginning after December 15, 2008, with early adoption not permitted. SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements at full fair value the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. We are currently evaluating the potential impact, if any, of the adoption of SFAS 141R on our consolidated results of operations and financial position.

In December 2007, the FASB issued Statement No. 160 “Noncontrolling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51,” (SFAS 160), which is effective for financial statements issued for fiscal years beginning after December 15, 2008, with early adoption not permitted. SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes to a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. We are currently evaluating the potential impact, if any, of the adoption of SFAS 160 on our consolidated results of operations and financial position.

33.	Post Balance Sheet Events

On January 14, 2008, the FDA approved Elan and Biogen Idec’s supplemental Biologics License Application for Tysabri for CD. Tysabri is now approved for inducing and maintaining clinical response and remission in adult patients with moderately to severely active CD with evidence of inflammation who have had an inadequate response to, or are unable to tolerate, conventional CD therapies and inhibitors of TNF-alpha.

Item 19.	Exhibits.

Exhibit
Number	Description

1.1	Memorandum and Articles of Association of Elan Corporation, plc (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form S-8 of Elan Corporation, plc (SEC File No. 333-135185) filed with the Commission on June 21, 2006).
2(b)(1)	Indenture dated as of November 16, 2004, among Elan Finance public limited company, Elan Finance Corp., Elan Corporation, plc, the Subsidiary Note Guarantors party thereto and The Bank of New York, as Trustee (incorporated by reference to Exhibit 99.2 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc (SEC File No. 001-13896) filed with the Commission on November 19, 2004).
2(b)(2)	Indenture dated as of November 22, 2006, among Elan Finance public limited company, Elan Finance Corp., Elan Corporation, plc, the Subsidiary Note Guarantors party thereto and The Bank of New York, as Trustee (including Forms of Global Exchange Notes) (incorporated by reference to Exhibit 2(b)(2) of Elan Corporation, plc’s Annual Report on Form 20-F filed with the Commission on February 28, 2007).
4(a)(1)	Antegren Development and Marketing Collaboration Agreement, dated as of August 15, 2000, by and between Biogen, Inc. and Elan Pharma International Limited (incorporated by reference to Exhibit 4(a)(1) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002).
4(a)(2)	Amended and Restated Asset Purchase Agreement, dated as of May 19, 2003, by and among Elan Corporation, plc, Elan Pharma International Limited, Elan Pharmaceuticals, Inc., King Pharmaceuticals, Inc., Jones Pharma Incorporated and Monarch Pharmaceuticals, Inc. (incorporated by reference to Exhibit 4(a)(3) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002).
4(a)(3)	Research, Development and Commercialization Agreement by and among Wyeth (formerly known as American Home Products Corporation acting through American Home Products Corporation’s Wyeth-Ayerst Laboratories Division) and Elan Pharma International Limited (by assignment from Neuralab Limited) dated March 17, 2000, Amendment No. 1, dated as of April 4, 2000, to Research, Development and Commercialization Agreement, Amendment No. 2, dated as of April 4, 2002, to Research, Development and Commercialization Agreement, Amendment No. 3, dated as of May 1, 2005, to the Research, Development and Commercialization Agreement, and Amendment No. 4, dated as of May 1, 2007, to the Research, Development and Commercialization Agreement. (Confidential Treatment has been requested for portions of this Agreement and its Amendments, which portions have been omitted and filed separately with the Commission).
4(b)(1)	Lease dated as of June 1, 2007 between Chamberlin Associates 180 Oyster Point Blvd., LLC and Elan Pharmaceuticals, Inc.
4(b)(2)	Lease dated as of December 17, 2007 between Chamberlin Associates 200 Oyster Point, L.P. and Elan Pharmaceuticals, Inc.
4(c)(1)	Elan Corporation, plc 1999 Stock Option Plan (2001 Amendment) (incorporated by reference to Exhibit 4(c)(1) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).
4(c)(2)	Elan Corporation, plc 1998 Long-Term Incentive Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(2) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).
4(c)(3)	Elan Corporation, plc 1996 Long-Term Incentive Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(3) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).
4(c)(4)	Elan Corporation, plc 1996 Consultant Option Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(4) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).
4(c)(5)	Elan Corporation, plc Employee Equity Purchase Plan (U.S.), as amended (incorporated by reference to Exhibit 4.2 of the Registration Statement on Form S-8 of Elan Corporation, plc (SEC File No. 333-135184) filed with the Commission on June 21, 2006).
4(c)(6)	Elan Corporation, plc Employee Equity Purchase Plan Irish Sharesave Option Scheme (incorporated by reference to Exhibit 4(c)(6) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004).

Exhibit
Number	Description

4(c)(7)	Elan Corporation, plc Employee Equity Purchase Plan U.K. Sharesave Plan (incorporated by reference to Exhibit 4(c)(8) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005).
4(c)(8)	Elan Corporation, plc 2004 Restricted Stock Unit Plan (incorporated by reference to Exhibit 4(c)(8) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005).
4(c)(9)	Letter Agreement, dated as of February 12, 2002, between John Groom and Elan Corporation, plc (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form F-3 of Elan Corporation, plc, Registration Statement No. 333-100252, filed with the Commission on October 1, 2002).
4(c)(10)	Consulting Agreement, dated as of July 1, 2006, between Dr. Dennis J. Selkoe and Elan Pharmaceuticals, Inc. (incorporated by reference to Exhibit 4(c)(10) of Elan Corporation, plc’s Annual Report on Form 20-F filed with the Commission on February 28, 2007).
4(c)(11)	Employment Agreement, dated as of December 7, 2005, among Elan Pharmaceuticals, Inc., Elan Corporation, plc and G. Kelly Martin, (incorporated by reference to the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc, filed with the Commission on December 7, 2005).
4(c)(12)	July 18, 2007 Letter Agreement between Dr. Lars Ekman and Elan Pharmaceuticals, Inc.
4(c)(13)	Elan Corporation, plc Cash Bonus Plan effective January 1, 2006, and revised as of May 22, 2006 (incorporated by reference to Exhibit 4(c)(14) of Elan Corporation, plc’s Annual Report on Form 20-F filed with the Commission on February 28, 2007).
4(c)(14)	Elan Corporation, plc Profit Sharing Scheme 2006 (incorporated by reference to Exhibit 4(c)(16) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005).
4(c)(15)	Elan Corporation, plc 2006 Long Term Incentive Plan (incorporated by reference to Exhibit 4.4 of the Registration Statement on Form S-8 of Elan Corporation, plc (SEC File 333-13185) filed with the Commission on June 21, 2006).
4(c)(16)	Letter Agreement dated as of January 1, 2007 between Elan Corporation, plc and Shane Cooke (incorporated by reference to Exhibit 4(c)(17) of Elan Corporation, plc’s Annual Report on Form 20-F filed with the Commission on February 28, 2007).
4(c)(17)	Form of Deed of Indemnity between Elan Corporation, plc and directors and certain officers of Elan Corporation, plc (incorporated by reference to Exhibit 99.2 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on November 15, 2006).
4(c)(18)	Elan U.S. Severance Plan.
4(c)(19)	Form of Memo Agreement dated May 17, 2007 amending certain outstanding grant agreements for restricted stock units and stock option agreements held by senior officers who are members of the Operating Committee of Elan Corporation, plc.
4(c)(20)	Form of Restricted Stock Unit Agreement under the Elan Corporation, plc 2006 Long Term Incentive Plan for senior officers who are members of the Operating Committee of Elan Corporation, plc.
4(c)(21)	Form of Nonstatutory Stock Option Agreement under the Elan Corporation, plc 2006 Long Term Incentive Plan for senior officers who are members of the Operating Committee of Elan Corporation, plc.
4(c)(22)	Form of Nonstatutory Stock Option Agreement under the Elan Corporation, plc 2006 Long Term Incentive Plan for new members of the Board of Directors of Elan Corporation, plc.
4(c)(23)	Form of Nonstatutory Stock Option Agreement under the Elan Corporation, plc 2006 Long Term Incentive Plan for members of the Board of Directors of Elan Corporation, plc.
8.1	Subsidiaries of Elan Corporation, plc.
12.1	Certification of G. Kelly Martin pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Shane Cooke pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of G. Kelly Martin pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Shane Cooke pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Independent Registered Public Accounting Firm, KPMG.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Elan Corporation, plc

/s/  SHANE COOKE
Shane Cooke
Executive Vice President and Chief Financial Officer

Date: February 28, 2008

Elan Corporation, plc
Schedule II

Valuation and Qualifying Accounts and Reserves
Years ended December 31, 2007, 2006 and 2005

	Balance at
	Beginning				Balance at
Description	of Year	Additions(1)	Deductions(2)	Divestments	End of Year
	(In millions)

Allowance for doubtful accounts:
Year ended December 31, 2007	$0.7	$—	$(0.7)	—	$—
Year ended December 31, 2006	$3.9	$0.7	$(3.9)	—	$0.7
Year ended December 31, 2005	$5.5	$0.3	$(1.9)	—	$3.9
Sales returns and allowances, discounts, chargebacks and rebates(3):
Year ended December 31, 2007	$16.5	$69.8	$(67.4)	—	$18.9
Year ended December 31, 2006	$17.2	$43.9	$(44.6)	—	$16.5
Year ended December 31, 2005	$22.1	$56.2	$(60.3)	(0.8)	$17.2

(1)	Additions to allowance for doubtful accounts are recorded as an expense.

(2)	Represents amounts written off or returned against the allowance or reserves, or returned against earnings. Deductions to sales discounts and allowances relate to sales returns and payments.

(3)	Additions to sales discounts and allowances are recorded as a reduction of revenue.

EXHIBIT INDEX

Exhibit
Number	Description

1.1	Memorandum and Articles of Association of Elan Corporation, plc (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form S-8 of Elan Corporation, plc (SEC File No. 333-135185) filed with the Commission on June 21, 2006).
2(b)(1)	Indenture dated as of November 16, 2004, among Elan Finance public limited company, Elan Finance Corp., Elan Corporation, plc, the Subsidiary Note Guarantors party thereto and The Bank of New York, as Trustee (incorporated by reference to Exhibit 99.2 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc (SEC File No. 001-13896) filed with the Commission on November 19, 2004).
2(b)(2)	Indenture dated as of November 22, 2006, among Elan Finance public limited company, Elan Finance Corp., Elan Corporation, plc, the Subsidiary Note Guarantors party thereto and The Bank of New York, as Trustee (including Forms of Global Exchange Notes) (incorporated by reference to Exhibit 2(b)(2) of Elan Corporation, plc’s Annual Report on Form 20-F filed with the Commission of February 28, 2007).
4(a)(1)	Antegren Development and Marketing Collaboration Agreement, dated as of August 15, 2000, by and between Biogen, Inc. and Elan Pharma International Limited (incorporated by reference to Exhibit 4(a)(1) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002).
4(a)(2)	Amended and Restated Asset Purchase Agreement, dated as of May 19, 2003, by and among Elan Corporation, plc, Elan Pharma International Limited, Elan Pharmaceuticals, Inc., King Pharmaceuticals, Inc., Jones Pharma Incorporated and Monarch Pharmaceuticals, Inc. (incorporated by reference to Exhibit 4(a)(3) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002).
4(a)(3)	Research, Development and Commercialization Agreement by and among Wyeth (formerly known as American Home Products Corporation acting through American Home Products Corporation’s Wyeth-Ayerst Laboratories Division) and Elan Pharma International Limited (by assignment from Neuralab Limited) dated March 17, 2000, Amendment No. 1, dated as of April 4, 2000, to Research, Development and Commercialization Agreement, Amendment No. 2, dated as of April 4, 2002, to Research, Development and Commercialization Agreement, Amendment No. 3, dated as of May 1, 2005, to the Research, Development and Commercialization Agreement, and Amendment No. 4, dated as of May 1, 2007, to the Research, Development and Commercialization Agreement. (Confidential Treatment has been requested for portions of this Agreement and its Amendments, which portions have been omitted and filed separately with the Commission).
4(b)(1)	Lease dated as of June 1, 2007 between Chamberlin Associates 180 Oyster Point Blvd., LLC and Elan Pharmaceuticals, Inc.
4(b)(2)	Lease dated as of December 17, 2007 between Chamberlin Associates 200 Oyster Point, L.P. and Elan Pharmaceuticals, Inc.
4(c)(1)	Elan Corporation, plc 1999 Stock Option Plan (2001 Amendment) (incorporated by reference to Exhibit 4(c)(1) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).
4(c)(2)	Elan Corporation, plc 1998 Long-Term Incentive Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(2) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).
4(c)(3)	Elan Corporation, plc 1996 Long-Term Incentive Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(3) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).
4(c)(4)	Elan Corporation, plc 1996 Consultant Option Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(4) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).
4(c)(5)	Elan Corporation, plc Employee Equity Purchase Plan (U.S.), as amended (incorporated by reference to Exhibit 4.2 of the Registration Statement on Form S-8 of Elan Corporation, plc (SEC File No. 333-135184) filed with the Commission on June 21, 2006).
4(c)(6)	Elan Corporation, plc Employee Equity Purchase Plan Irish Sharesave Option Scheme (incorporated by reference to Exhibit 4(c)(6) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004).

Exhibit
Number	Description

4(c)(7)	Elan Corporation, plc Employee Equity Purchase Plan U.K. Sharesave Plan (incorporated by reference to Exhibit 4(c)(8) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005).
4(c)(8)	Elan Corporation, plc 2004 Restricted Stock Unit Plan (incorporated by reference to Exhibit 4(c)(8) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005).
4(c)(9)	Letter Agreement, dated as of February 12, 2002, between John Groom and Elan Corporation, plc (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form F-3 of Elan Corporation, plc, Registration Statement No. 333-100252, filed with the Commission on October 1, 2002).
4(c)(10)	Consulting Agreement, dated as of July 1, 2006, between Dr. Dennis J. Selkoe and Elan Pharmaceuticals, Inc. (incorporated by reference to Exhibit 4(c)(10) of Elan Corporation, plc’s Annual Report on Form 20-F filed with the Commission on February 28, 2007).
4(c)(11)	Employment Agreement, dated as of December 7, 2005, among Elan Pharmaceuticals, Inc., Elan Corporation, plc and G. Kelly Martin, (incorporated by reference to the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc, filed with the Commission on December 7, 2005).
4(c)(12)	July 18, 2007 Letter Agreement between Dr. Lars Ekman and Elan Pharmaceuticals, Inc.
4(c)(13)	Elan Corporation, plc Cash Bonus Plan effective January 1, 2006, and revised as of May 22, 2006 (incorporated by reference to Exhibit 4(c)(14) of Elan Corporation, plc’s Annual Report on Form 20-F filed with the Commission on February 28, 2007).
4(c)(14)	Elan Corporation, plc Profit Sharing Scheme 2006 (incorporated by reference to Exhibit 4(c)(16) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005).
4(c)(15)	Elan Corporation, plc 2006 Long Term Incentive Plan (incorporated by reference to Exhibit 4.4 of the Registration Statement on Form S-8 of Elan Corporation, plc (SEC File 333-13185) filed with the Commission on June 21, 2006).
4(c)(16)	Letter Agreement dated as of January 1, 2007 between Elan Corporation, plc and Shane Cooke (incorporated by reference to Exhibit 4(c)(17) of Elan Corporation, plc’s Annual Report on Form 20-F filed with the Commission on February 28, 2007).
4(c)(17)	Form of Deed of Indemnity between Elan Corporation, plc and directors and certain officers of Elan Corporation, plc (incorporated by reference to Exhibit 99.2 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on November 15, 2006).
4(c)(18)	Elan U.S. Severance Plan.
4(c)(19)	Form of Memo Agreement dated May 17, 2007 amending certain outstanding grant agreements for restricted stock units and stock option agreements held by senior officers who are members of the Operating Committee of Elan Corporation, plc.
4(c)(20)	Form of Restricted Stock Unit Agreement under the Elan Corporation, plc 2006 Long Term Incentive Plan for senior officers who are members of the Operating Committee of Elan Corporation, plc.
4(c)(21)	Form of Nonstatutory Stock Option Agreement under the Elan Corporation, plc 2006 Long Term Incentive Plan for senior officers who are members of the Operating Committee of Elan Corporation, plc.
4(c)(22)	Form of Nonstatutory Stock Option Agreement under the Elan Corporation, plc 2006 Long Term Incentive Plan for new members of the Board of Directors of Elan Corporation, plc.
4(c)(23)	Form of Nonstatutory Stock Option Agreement under the Elan Corporation, plc 2006 Long Term Incentive Plan for members of the Board of Directors of Elan Corporation, plc.
8.1	Subsidiaries of Elan Corporation, plc.
12.1	Certification of G. Kelly Martin pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Shane Cooke pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of G. Kelly Martin pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Shane Cooke pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Independent Registered Public Accounting Firm, KPMG.