Form 20-F
period 2009-12-31
ELAN CORP PLC
filed 2010-02-25
CIK 737572

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2009
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

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
None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 583,901,211 Ordinary Shares.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:  Yes ☑     No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
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

This Form 20-F contains forward-looking statements about our financial condition, results of operations and estimates, business prospects and products and potential products that involve substantial risks and uncertainties. These statements can be identified by the fact that they use words such as “anticipate,” “estimate,” “project,” “target,” “intend,” “plan,” “will,” “believe,” “expect” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: (1) the potential of Tysabri® (natalizumab) and the incidence of serious adverse events (including deaths) associated with Tysabri (including cases of progressive multifocal leukoencephalopathy (PML)) and the potential for the successful development and commercialization of additional products; (2) the failure to comply with anti-kickback and false claims laws in the United States, including, in particular, with respect to past marketing practices with respect to our former Zonegran® product, which are being investigated by the U.S. Department of Justice and the U.S. Department of Health and Human Services. The resolution of the Zonegran matter could require us to pay very substantial fines and to take other actions that could have a material adverse effect on us (including the exclusion of our products from reimbursement under government programs); (3) our ability to maintain financial flexibility and sufficient cash, cash equivalents, and investments and other assets capable of being monetized to meet our liquidity requirements; (4) whether restrictive covenants in our debt obligations will adversely affect us; (5) our dependence on Johnson & Johnson and Pfizer (which acquired Wyeth) for the development and potential commercialization of bapineuzumab and any other potential products in the Alzheimer’s Immunotherapy Program (AIP); (6) the success of our research and development (R&D) activities and R&D activities in which we retain an interest, including, in particular, whether the Phase 3 clinical trials for bapineuzumab (AAB-001) are successful, and the speed with which regulatory authorizations and product launches may be achieved; (7) Johnson & Johnson is our largest shareholder with an 18.4% interest in our outstanding ordinary shares and is largely in control of our remaining interest in the AIP. Johnson & Johnson’s interest in Elan and the AIP may discourage others from seeking to work with or acquire us; (8) competitive developments affecting our products, including the introduction of generic competition following the loss of patent protection or marketing exclusivity for our products and several of the products from which we derive manufacturing or royalty revenues, which are under patent challenge by potential generic competitors; (9) our ability to protect our patents and other intellectual property; (10) difficulties or delays in manufacturing our products (we are dependent on third parties for the manufacture of our products); (11) pricing pressures and uncertainties regarding healthcare reimbursement and reform; (12) extensive government regulation;

(13) risks from potential environmental liabilities; (14) failure to comply with our reporting and payment obligations under Medicaid or other government programs; (15) possible legislation affecting pharmaceutical pricing and reimbursement, both domestically and internationally; (16) exposure to product liability risks; (17) an adverse effect that could result from the putative class action lawsuits initiated following the release of the data from the Phase 2 clinical trial for bapineuzumab and the outcome of our other pending or future litigation; (18) the volatility of our stock price; (19) some of our agreements that may discourage or prevent others from acquiring us; (20) governmental laws and regulations affecting domestic and foreign operations, including tax obligations; (21) general changes in U.S. generally accepted accounting principles and IFRS; (22) growth in costs and expenses; (23) changes in product mix, including in particular that we will cease distributing Azactam® (aztreonam for injection, USP) as of March 31, 2010 and cease distributing Maxipime® (cefepime hydrochloride) as of September 30, 2010; and (24) the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. We assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law.

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

Years Ended December 31,	2009		2008		2007		2006		2005
	(In millions, except per share data)

Income Statement Data:
Total revenue	$1,113.0		$1,000.2		$759.4		$560.4		$490.3
Operating profit/(loss)	$31.9	(1)	$(143.5	)(2)	$(265.3	)(3)	$(166.4	)(4)	$(198.5	)(5)
Net loss from continuing operations	$(176.2)		$(71.0)		$(405.0)		$(267.3)		$(384.2)
Net income from discontinued operations (net of tax)	$—		$—		$—		$—		$0.6

Net loss	$(176.2	)(6)	$(71.0	)(7)	$(405.0	)(8)	$(267.3	)(4)	$(383.6	)(9)
Basic and diluted loss per Ordinary Share:(10)
Net loss from continuing operations	$(0.35)		$(0.15)		$(0.86)		$(0.62)		$(0.93)
Net income from discontinued operations (net of tax)	$—		$—		$—		$—		$—

Total basic and diluted loss per Ordinary Share	$(0.35)		$(0.15)		$(0.86)		$(0.62)		$(0.93)

Other Financial Data:
Adjusted EBITDA(11)	$96.3		$4.3		$(30.4)		$(91.1)		$(216.9)

At December 31,	2009	2008	2007	2006	2005
	(In millions)

Balance Sheet Data:
Cash and cash equivalents	$836.5	$375.3	$423.5	$1,510.6	$1,080.7
Restricted cash — current and non-current	$31.7	$35.2	$29.6	$23.2	$24.9
Investment securities — current	$7.1	$30.5	$277.6	$13.2	$11.4
Total assets	$2,345.7	$1,867.6	$1,780.8	$2,746.3	$2,341.0
Debt	$1,540.0	$1,765.0	$1,765.0	$2,378.2	$2,017.2
Total shareholders’ equity/(deficit)	$494.2	$(232.2)	$(234.7)	$85.1	$16.9
Weighted-average number of shares outstanding — basic and diluted	506.8	473.5	468.3	433.3	413.5

(1)	After a net gain on divestment of business of $108.7 million, and after other net charges of $67.3 million, primarily relating to intangible asset impairment charges of $30.6 million, severance, restructuring and other costs of $29.7 million, other asset impairment charges of $15.4 million, acquired in-process research and development costs of $5.0 million, reduced by net legal awards of $13.4 million.

(2)	After other net charges of $34.2 million, primarily relating to severance, restructuring and other costs of $22.0 million, the write-off of deferred transaction costs of $7.5 million and a legal settlement of $4.7 million.

(3)	After other net charges of $84.6 million, primarily relating to a $52.2 million impairment of the Maxipime and Azactam intangible assets and net severance and restructuring costs of $32.4 million.

(4)	After other net gains of $20.3 million, primarily relating to an arbitration award of $49.8 million, offset by acquired in-process research and development costs of $22.0 million and severance, restructuring and other costs of $7.5 million; and after a $43.1 million net gain on sale of products and businesses.

(5)	After other net charges of $4.4 million, primarily relating to net severance, restructuring and other costs of $14.4 million, offset by a credit of $10.0 million primarily associated with a litigation settlement; and after a $103.4 million net gain on sale of businesses.

(6)	After a net gain on divestment of business of $108.7 million, and after other net charges of $67.3 million, primarily relating to intangible asset impairment charges of $30.6 million, severance, restructuring and other costs of $29.7 million, other asset impairment charges of $15.4 million, acquired in-process research and development costs of $5.0 million, reduced by net legal awards of $13.4 million; and after a net charge on debt retirement of $24.4 million.

(7)	After other net charges of $34.2 million, primarily relating to severance, restructuring and other costs of $22.0 million, the write-off of deferred transaction costs of $7.5 million, a legal settlement of $4.7 million and a tax credit of $236.6 million, which resulted from the release of a deferred tax asset valuation allowance.

(8)	After other net charges of $84.6 million, primarily relating to a $52.2 million impairment of the Maxipime and Azactam intangible assets and net severance and restructuring costs of $32.4 million; and after an $18.8 million net charge on debt retirement.

(9)	After other net charges of $4.4 million, primarily relating to net severance, restructuring and other costs of $14.4 million, offset by a credit of $10.0 million primarily associated with a litigation settlement; a $103.4 million net gain on sale of businesses; and after a net charge of $51.8 million on the retirement of debt.

(10)	Basic and diluted net loss per ordinary share is based on the weighted-average number of outstanding Ordinary Shares and the effect of potential dilutive securities including stock options, Restricted Stock Units, warrants and convertible debt securities, unless anti-dilutive.

(11)	Refer to page 55 for a reconciliation of Adjusted EBITDA to net loss and our reasons for presenting this non-GAAP measure.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Our future success depends upon the continued successful commercialization of Tysabri and the successful development and commercialization of additional products. If Tysabri is not commercially successful, either because of the incidence of serious adverse events (including deaths) associated with Tysabri (including cases of PML) or for other reasons, or if bapineuzumab or other potential products are not successfully developed and commercialized in the AIP by Johnson & Johnson and Pfizer Inc. (Pfizer) and we do not successfully develop and commercialize additional products, we will be materially and adversely affected.

We will cease distributing Azactam as of March 31, 2010 and cease distributing Maxipime as of September 30, 2010, which will leave Tysabri as our only material marketed product. While approximately 25% of our 2009 revenue was generated by our Elan Drug Technologies (EDT) business unit, our future success depends upon the continued successful commercialization of Tysabri, which accounted for 65% of our total revenue for 2009, and the development and the successful commercialization of additional products (including bapineuzumab which is being developed by Johnson & Johnson and Pfizer (which acquired Wyeth) and in which we retain an approximate 25% economic interest).

Uncertainty created by the serious adverse events (including death) that have occurred or may occur, with respect to Tysabri, and the restrictive labeling and distribution system for Tysabri mandated by regulatory agencies, may significantly impair the commercial potential for Tysabri. If there are more serious adverse events, an increase in the incidence rates of serious adverse events in patients treated with Tysabri (including cases of PML), or additional restrictive changes in the labeling or distribution system for Tysabri, up to and including withdrawal of Tysabri from the market mandated by regulatory agencies, then we will be seriously and adversely affected.

We commit substantial resources to our R&D activities, including collaborations with third parties such as Biogen Idec, Inc. (Biogen Idec) with respect to Tysabri, and Transition Therapeutics, Inc. (Transition), with respect to a part of our Alzheimer’s disease programs. Our collaborators’ interests may not be aligned with our interests, which may adversely affect the success of our collaborations. We have committed significant resources to the development and the commercialization of Tysabri and to the other potential products in our development pipeline. These investments may not be successful.

In the pharmaceutical industry, the R&D process is lengthy, expensive and involves a high degree of risk and uncertainty. This process is conducted in various stages and, during each stage, there is a substantial risk that potential products in our R&D pipeline will experience difficulties, delays or failures. In addition, if the additional products in the AIP are not successfully developed and commercialized by Johnson & Johnson and Pfizer, we may be materially and adversely affected.

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

Our failure to continue to successfully commercialize Tysabri and develop and commercialize other products would materially adversely affect us.

The U.S. government is investigating marketing practices concerning our former Zonegran product; this may require us to pay very substantial fines or take other actions that could have a material adverse effect on us.

Over the past few years, a significant number of pharmaceutical and biotechnology companies have been the target of inquiries and investigations by various U.S. federal and state regulatory, investigative, prosecutorial and administrative entities, including the Department of Justice and various U.S. Attorney’s Offices, the Office of Inspector General of the Department of Health and Human Services, the Food and Drug Administration (FDA), the

Federal Trade Commission (FTC) and various state Attorneys General offices. These investigations have alleged violations of various federal and state laws and regulations, including claims asserting antitrust violations, violations of the Food, Drug and Cosmetic Act, the False Claims Act, the Prescription Drug Marketing Act, anti-kickback laws, and other alleged violations in connection with off-label promotion of products, pricing and Medicare and/or Medicaid reimbursement.

In light of the broad scope and complexity of these laws and regulations, the high degree of prosecutorial resources and attention being devoted to the sales practices of pharmaceutical companies by law enforcement authorities, and the risk of potential exclusion from federal government reimbursement programs, many companies have determined that they should enter into settlement agreements in these matters, particularly those brought by federal authorities.

Settlements of these investigations have commonly resulted in the payment of very substantial fines to the government for alleged civil and criminal violations, the entry of a Corporate Integrity Agreement with the federal government, and admissions of guilt with respect to various healthcare program-related offenses. Some pharmaceutical companies have been excluded from participating in federal healthcare programs such as Medicare and Medicaid.

In January 2006, we received a subpoena from the U.S. Department of Justice and the Department of Health and Human Services, Office of Inspector General, asking for documents and materials primarily related to our marketing practices for Zonegran, a product we divested to Eisai in April 2004. We are continuing to cooperate with the government in its investigation. The resolution of the Zonegran matter could require Elan to pay very substantial civil or criminal fines, and take other actions that could have a material adverse effect on Elan and its financial condition, including the exclusion of our products from reimbursement under government programs. Any resolution of the Zonegran matter could give rise to other investigations or litigation by state government entities or private parties.

We have considered the facts and circumstances known to us in relation to the Zonegran matter and, while any ultimate resolution of this matter could require Elan to pay very substantial civil or criminal fines, at this time we cannot predict or determine the timing of the resolution of this matter, its ultimate outcome, or a reasonable estimate of the amount or range of amounts of any fines or penalties that might result from an adverse outcome. Accordingly, we have not recorded any reserve for liabilities in relation to the Zonegran matter as of December 31, 2009.

We have substantial cash needs and we may not be successful in generating or otherwise obtaining the funds necessary to meet our cash needs.

As of December 31, 2009, we had $1,540.0 million of debt falling due in November 2011 ($300.0 million), December 2013 ($615.0 million) and October 2016 ($625.0 million). At such date, we had cash and cash equivalents, current restricted cash and current investments of $860.4 million. Our substantial indebtedness could have important consequences to us. For example, it does or could:

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

We estimate that we have sufficient cash, liquid resources and current assets and investments to meet our liquidity requirements for at least the next 12 months. Our future operating performance will be affected by general economic, financial, competitive, legislative, regulatory and business conditions and other factors, many of which are beyond our control. Even if our future operating performance does meet our expectations, including continuing to successfully commercialize Tysabri, we may need to obtain additional funds to meet our longer term liquidity requirements. We may not be able to obtain those funds on commercially reasonable terms, or at all, which would force us to curtail programs, sell assets or otherwise take steps to reduce expenses or cease operations. Any of these steps may have a material adverse effect on our prospects.

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

We depend on Johnson & Johnson, in addition to Pfizer, for the clinical development and potential commercialization of bapineuzumab and any other AIP products.

On September 17, 2009, Janssen Alzheimer Immunotherapy (Janssen AI), a newly formed subsidiary of Johnson & Johnson, completed the acquisition of substantially all of our assets and rights related to AIP. In addition, Johnson & Johnson, through its affiliate Janssen Pharmaceutical, invested $885.0 million in exchange for newly issued American Depositary Receipts (ADRs) of Elan, representing 18.4% of our outstanding Ordinary Shares. Johnson & Johnson has also committed to fund up to $500.0 million towards the further development and commercialization of AIP. We refer to these transactions as the “Johnson & Johnson Transaction” in this Form 20-F.

The Johnson & Johnson Transaction resulted in the assignment of our AIP collaboration agreement with Wyeth (which has been acquired by Pfizer) and associated business, which primarily constituted intellectual property, to Janssen AI. While we have a 49.9% interest in Janssen AI, Johnson & Johnson exercises effective control over Janssen AI and consequently over our share of the AIP collaboration. Our financial interest in the AIP collaboration has been reduced from approximately 50% to approximately 25%. The success of the AIP will be dependent, in part, on the efforts of Johnson & Johnson. The interests of Johnson & Johnson may not be aligned with our interests. The failure of Johnson & Johnson to pursue the development and commercialization of AIP products in the same manner we would have pursued such development and commercialization could materially and adversely affect us.

Future returns from the Johnson & Johnson Transaction are dependent, in part, on the commercial success of bapineuzumab and other potential AIP products.

Under the terms of the Johnson & Johnson Transaction we are entitled to receive 49.9% of Janssen AI’s future profits and certain royalty payments from Janssen AI in respect of sales of bapineuzumab and other potential AIP products. Royalties will generally only arise after Johnson & Johnson has earned profits from the AIP equal to its

(up to) $500.0 million investment. Any such payments are dependent on the future commercial success of bapineuzumab and other potential AIP products. If no drug is commercially successful, we may not receive any profit or royalty payments from Janssen AI.

Our industry and the markets for our products are highly competitive.

The pharmaceutical industry is highly competitive. Our principal pharmaceutical competitors consist of major international companies, many of which are larger and have greater financial resources, technical staff, manufacturing, R&D and marketing capabilities than Elan. We also compete with smaller research companies and generic drug manufacturers. In addition, our collaborator on Tysabri, Biogen Idec, markets a competing multiple sclerosis (MS) therapy, Avonex®.

A drug may be subject to competition from alternative therapies during the period of patent protection or regulatory exclusivity and, thereafter, it may be subject to further competition from generic products. The price of pharmaceutical products typically declines as competition increases. Tysabri sales may be very sensitive to additional new competing products. A number of such products are expected to be approved for use in the treatment of MS in the coming years. If these products have a similar or more attractive overall profile in terms of efficacy, convenience and safety, future sales of Tysabri could be limited.

Our product Azactam lost its basic U.S. patent protection in October 2005. We will cease distributing Azactam as of March 31, 2010.

In addition, the U.S. basic patent covering our product Maxipime expired in March 2007. Maxipime became subject to generic competition following the expiration of the basic patent, and that has materially and adversely affected our sales of Maxipime. We will cease distributing Maxipime as of September 30, 2010.

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

If we experience significant delays in the manufacture or supply of our products or in the supply of raw materials for our products, then sales of our products could be materially and adversely affected.

We do not manufacture Tysabri, Prialt® (ziconotide intrathecal infusion), Maxipime or Azactam. We will cease distributing Maxipime and Azactam in 2010. Our dependence upon collaborators and third parties for the manufacture of our products may result in unforeseen delays or other problems beyond our control. For example, if our third-party manufacturers are not in compliance with current good manufacturing practices (cGMP) or other applicable regulatory requirements, then the supply of our products could be materially and adversely affected. If we are unable to retain or obtain replacements for our third-party manufacturers or if we experience delays or difficulties with our third-party manufacturers in producing our products, then sales of these products could be materially and adversely affected. Our manufacturers require supplies of raw materials for the manufacture of our products. We do not have dual sourcing of our required raw materials. The inability to obtain sufficient quantities of required raw materials could materially and adversely affect the supply of our products.

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

The Obama Administration and the Congress in the United States have made significant healthcare reform a priority. Any fundamental healthcare reform may change the manner by which drugs and biologics are developed, marketed and purchased. In addition, managed care organizations, HMOs, preferred provider organizations, institutions and other government agencies continue to seek price discounts. Further, some states in the United States have proposed and some other states have adopted various programs to control prices for their seniors’ and low-income drug programs, including price or patient reimbursement constraints, restrictions on access to certain products, importation from other countries, such as Canada, and bulk purchasing of drugs.

We encounter similar regulatory and legislative issues in most other countries. In the European Union and some other international markets, the government provides healthcare at low direct cost to consumers and regulates pharmaceutical prices or patient reimbursement levels to control costs for the government-sponsored healthcare system. This price regulation leads to inconsistent prices and some third-party trade in our products from markets with lower prices. Such trade-exploiting price differences between countries could undermine our sales in markets with higher prices.

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

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to get a false claim paid. In recent years, many pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Additionally, other pharmaceutical companies have settled charges under the federal False Claims Act, and related state laws, relating to off-label promotion. The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items, and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payer. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programs, criminal fines, and imprisonment.

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

Excluding any self-insured arrangements, we currently do not maintain product liability insurance for the first $10.0 million of aggregate claims, but do maintain coverage with our insurers for the next $190.0 million. Our insurance coverage may not be sufficient to cover fully all potential claims, nor can we guarantee the solvency of any of our insurers.

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

We and some of our officers and directors have been named as defendants in putative class actions filed in 2008. These actions have been consolidated. The consolidated class action complaint alleges claims under the U.S. federal securities laws. The complaint alleges that we caused the release of materially false or misleading information regarding bapineuzumab. The complaint seeks damages and other relief that the courts may deem just and proper. We believe that the claims in the consolidated lawsuits are without merit and intend to defend against them vigorously; however, adverse results in the lawsuits could have a material adverse effect on us.

Provisions of agreements to which we are a party may discourage or prevent a third party from acquiring us and could prevent our shareholders from receiving a premium for their shares.

We are a party to agreements that may discourage a takeover attempt that might be viewed as beneficial to our shareholders who wish to receive a premium for their shares from a potential bidder. For example:

•	Our collaboration agreement with Biogen Idec provides Biogen Idec with an option to buy the rights to Tysabri in the event that we undergo a change of control, which may limit our attractiveness to potential acquirers;

•	Until June 20, 2010, Biogen Idec and its affiliates are, subject to limited exceptions, restricted from, among other things, seeking to acquire or acquiring control of us;

•	Under the terms of the Johnson & Johnson Transaction, if we are acquired, an affiliate of Johnson & Johnson will be entitled to purchase our 49.9% financial interest in Janssen AI at the then fair value.

•	Johnson & Johnson is our largest shareholder and is largely in control of our share of the AIP; however, Johnson & Johnson and its affiliates are subject to a standstill agreement until September 17, 2014, pursuant to which, subject to limited exceptions, they will not be permitted to acquire additional shares in Elan or take other actions to acquire control of Elan; and

•	Under the terms of indentures governing much of our debt, any acquirer would be required to make an offer to repurchase the debt for cash in connection with some change of control events.

Item 4.	Information on the Company.

A.	History and Development of the Company

Elan Corporation, plc, an Irish public limited company, is a neuroscience-based biotechnology company, listed on the Irish and New York Stock Exchanges, and headquartered in Dublin, Ireland. We were incorporated as a private limited company in Ireland in December 1969 and became a public limited company in January 1984. Our registered office and principal executive offices are located at Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland (Telephone: +353 (0)1 7094000).

We employ over 1,300 people and our principal R&D, manufacturing and marketing facilities are located in Ireland and the United States.

B.	Business Overview

Our two principal business areas are BioNeurology (formerly referred to as Biopharmaceuticals) and EDT.

BioNeurology — Defining the Future of Degenerative Neurological Therapies

In BioNeurology, we are developing therapies for serious diseases that have long been considered intractable, including MS, Alzheimer’s disease and Parkinson’s disease.

In 2009, we continued to fulfill our mission of making significant scientific and clinical advancements in neuroscience while sustaining overall growth of the business.

Alzheimer’s Disease

Our leadership in neuroscience is marked by more than two decades of research and development in Alzheimer’s disease, much of which comprises a significant foundation for the entire Alzheimer’s scientific community.

Our broad scientific approach and clinical development pipeline in Alzheimer’s disease encompass four programs, including the beta amyloid aggregation inhibitor ELND005, secretase inhibitors and small molecule (p75) ligands.

As part of the Johnson & Johnson Transaction in September 2009, Janssen AI acquired substantially all of the assets and rights related to our AIP collaboration with Wyeth (which has been acquired by Pfizer). Johnson & Johnson has also committed to fund up to $500.0 million towards the further development and commercialization of AIP, which includes multiple compounds being evaluated for slowing the progression of Alzheimer’s disease. In consideration for the transfer of the AIP assets and rights, we received a 49.9% equity interest in Janssen AI. We are entitled to a 49.9% share of the future profits of Janssen AI and certain royalty payments upon the commercialization of products under the AIP collaboration.

Parkinson’s Disease

We have several active early discovery efforts in Parkinson’s disease, guided by our expertise in Alzheimer’s disease. Our scientists are exploring multiple therapeutic strategies to tackle this poorly understood, devastating disease; researching mechanics that may prevent disease progression.

Multiple Sclerosis — Tysabri

We continued to grow the value of Tysabri as an important therapeutic approach to MS. Tysabri is an approved therapy for relapsing forms of MS in the United States and for relapsing-remitting MS in the European Union.

Tysabri is also approved in the United States for inducing and maintaining clinical response and remission in adult patients with moderately to severely active Crohn’s disease, with evidence of inflammation, who have had an inadequate response to, or are unable to tolerate, conventional Crohn’s disease therapies and inhibitors of TNF-alpha.

The medical and scientific opportunity represented by our BioNeurology pipeline remains significant.

Elan Drug Technologies — 40 years of Drug Delivery Leadership

EDT develops and manufactures innovative pharmaceutical products that deliver clinically meaningful benefits to patients, using our extensive experience and proprietary drug technologies in collaboration with pharmaceutical companies.

In 2009, Elan celebrated its 40th anniversary in the drug delivery business. Since our founding, we have applied our skills and knowledge from concept development through to full-scale manufacturing. Because of our successful collaborations with leading pharmaceutical companies, every day more than two million people use products enabled by EDT.

Our portfolio includes 24 products marketed by EDT licensees and 14 products in clinical development.

Our two principal drug technology platforms are our Oral Controlled Release technology (OCR) and NanoCrystal® technology capabilities.

Conclusion of Strategic Review

On January 13, 2009, we announced that our Board of Directors had engaged an investment bank to conduct, in conjunction with executive management and other external advisors, a review of our strategic alternatives. The purpose of the engagement was to secure access to financial resources and commercial infrastructure that would enable us to accelerate the development and commercialization of our extensive pipeline and product portfolio while maximizing the ability of our shareholders to participate in the resulting longer term value creation.

On September 17, 2009, we completed a definitive transaction with Johnson & Johnson whereby Johnson & Johnson acquired substantially all of our assets and rights related to AIP, through a newly formed Johnson & Johnson subsidiary, Janssen AI. In addition, Johnson & Johnson, through its subsidiary Janssen Pharmaceutical, invested $885.0 million in exchange for 107.4 million newly issued ADRs of Elan, representing 18.4% of our outstanding Ordinary Shares. Johnson & Johnson has also committed to fund up to $500.0 million towards the further development and commercialization of AIP. In consideration for the transfer of our AIP assets and rights, we received a 49.9% equity interest in Janssen AI. We are entitled to a 49.9% share of the future profits of Janssen AI and certain royalty payments upon the commercialization of products under the AIP collaboration with Wyeth (which has been acquired by Pfizer). We recognized a net gain on divestment of the AIP business of $108.7 million for 2009.

Subsequent to the completion of the Johnson & Johnson Transaction, we announced a cash tender offer for the outstanding $850.0 million in aggregate principal amount of 7.75% senior notes due November 15, 2011 (7.75% Notes). The 7.75% Notes were fully redeemed by the end of December 2009. In addition, we completed the offering and sale of $625.0 million in aggregate principal amount of 8.75% senior notes due October 15, 2016 (8.75% Notes).

Following completion of the strategic review, and subsequent debt refinancing, our total debt has been reduced from $1,765.0 million at December 31, 2008, to $1,540.0 million at December 31, 2009, and the weighted average maturity of our debt was extended by approximately 70%, from 35 months prior to the refinancing to 60 months after the refinancing.

BIONEUROLOGY — Defining the Future of Degenerative Neurological Therapies

Important Clinical Progress: Elan’s Alzheimer’s Programs

Elan’s scientists have been leaders in Alzheimer’s disease research for more than 25 years, and insights gained from our work are an important part of the scientific foundation of understanding this disease. We are known and respected for our innovative Alzheimer’s disease platforms and our commitment to creating new therapeutic opportunities for patients desperately in need of them.

Our Scientific Approach

Our scientific approach to Alzheimer’s disease is centered upon our landmark basic research that revealed the fundamental biology that leads to the production and accumulation of a toxic protein, beta amyloid, in the brains of Alzheimer’s disease patients. The process by which this protein is generated, aggregates and is ultimately deposited in the brain as plaque is often referred to as the beta amyloid cascade. The formation of beta amyloid plaques is the hallmark pathology of Alzheimer’s disease.

Beta amyloid forms when a small part of a larger protein called the amyloid precursor protein (APP) is cleaved from the larger protein. This separation happens when enzymes called secretases “clip” or cleave APP. It is becoming increasingly clear that once beta amyloid is produced, it exists in multiple physical forms with distinct functional activities. It is believed that the toxic effects of some of these forms may be involved in the complex cognitive, functional and behavioral deficits characteristic of Alzheimer’s disease.

A growing body of scientific data, discovered by researchers at Elan and other organizations, suggest that modulating the beta amyloid cascade may result in breakthrough treatments for Alzheimer’s disease patients. Elan scientists and others continue to study and advance research in this critical therapeutic area.

Three Approaches to Disrupting the Beta Amyloid Cascade

Our scientists and clinicians have pursued separate therapeutic approaches to disrupting three distinct aspects of the beta amyloid cascade:

•	Clearing existing beta amyloid from the brain (beta amyloid immunotherapies), through the AIP (transferred to Janssen AI);

•	Preventing aggregation of beta amyloid in the brain (ELND005), in collaboration with Transition; and

•	Preventing production of beta amyloid in the brain with secretase inhibitors.

Beta amyloid immunotherapies (AIP)

Beta amyloid immunotherapy pioneered by our scientists involves the potential treatment of Alzheimer’s disease by inducing or enhancing the body’s immune response in order to clear toxic species of beta amyloid from the brain. In almost a decade of collaboration with Wyeth (which has been acquired by Pfizer), our scientists developed a series of therapeutic monoclonal antibodies and active vaccination approaches that may have the ability to reduce or clear beta amyloid from the brain. These new approaches have the potential to alter the underlying cause of the disease by reducing a key pathway associated with it. The AIP includes bapineuzumab and ACC-001, as well as other compounds.

Bapineuzumab is an experimental humanized monoclonal antibody delivered intravenously that is being studied as a potential treatment for mild to moderate Alzheimer’s disease. Bapineuzumab is thought to bind to and clear beta amyloid peptide in the brain. It is designed to provide antibodies to beta amyloid directly to the patient (passive immunotherapy), rather than prompting patients to produce their own immune responses (active immunotherapy). Bapineuzumab has received fast-track designation from the FDA, which means that it may receive expedited approval in certain circumstances, in recognition of its potential to address the significant unmet needs of patients with Alzheimer’s disease. The Phase 3 program includes four randomized, double-blind, placebo-controlled studies across two subpopulations (based on ApoE4 genotype) with mild to moderate Alzheimer’s disease, with patients distributed between North America and the rest of world (ROW).

ACC-001, is a novel vaccine intended to induce a highly specific antibody response by the patient’s immune system to beta amyloid (active immunotherapy), and is currently being evaluated in a Phase 2 clinical study. ACC-001 has also been granted fast track designation by the FDA.

As part of the Johnson & Johnson Transaction in September 2009, Janssen AI acquired substantially all of the assets and rights related to our AIP collaboration with Wyeth (which has been acquired by Pfizer). Johnson & Johnson has also committed to fund up to $500.0 million towards the further development and commercialization of AIP. In consideration for the transfer of these assets and rights, we received a 49.9% equity interest in Janssen AI. We are entitled to a 49.9% share of the future profits of Janssen AI and certain royalty payments upon the commercialization of products under the AIP collaboration.

ELND005, an Aβ aggregation inhibitor

In 2006, we entered into an exclusive, worldwide collaboration with Transition for the joint development and commercialization of a novel therapeutic agent for Alzheimer’s disease. The small molecule ELND005 is a beta amyloid anti-aggregation agent that has been granted fast track designation by the FDA.

Preclinical data suggest that ELND005 may act through the unique mechanism of preventing and reversing the fibrilisation of beta amyloid (the aggregation of beta amyloid into clumps of insoluble oligomers), thus enhancing clearance of amyloid and preventing plaque deposition. Daily oral treatment with this compound has been shown to prevent cognitive decline in a transgenic mouse model of Alzheimer’s disease, with reduced amyloid plaque load in the murine brain and increased life span of these animals.

ELND005 is currently in a Phase 2 clinical study, AD201, which completed enrollment in October 2008. The study is a randomized, double-blind, placebo-controlled, dose-ranging, safety and efficacy study which enrolled approximately 350 patients with mild to moderate Alzheimer’s disease. The planned treatment period for each patient is approximately 18 months.

In December 2009, we and Transition announced modifications to the ELND005 Phase 2 and Phase 2 open label extension study (AD251). Patients were withdrawn from the study in the two higher dose groups (1,000mg and 2,000mg dosed twice daily). The Phase 2 study continued unchanged for patients who were assigned to the lower dose (250mg dosed twice daily) and placebo groups.

The decision by the companies to take these actions was made in concurrence with the Independent Safety Monitoring Committee (ISMC) following a review of the ongoing ELND005-AD201 study. Greater rates of serious adverse events, including nine deaths, were observed among patients receiving the two highest doses. A direct relationship between ELND005 and these deaths has not been established.

The ISMC and both companies concurred that the tolerability and safety data are acceptable among patients receiving the 250mg dose and that the blinded study should continue for this dose and the placebo group. We continue to expect the ongoing study to provide important data to guide the next steps in the development of ELND005 for the potential treatment of Alzheimer’s disease.

Secretase inhibitors

Beta and gamma secretases are proteases, or enzymes that break down other proteins, that clip APP and result in the formation of beta amyloid. This is significant because if the “clipping” of APP could be prevented, the pathology of Alzheimer’s disease may be changed. We have been at the forefront of research in this area, publishing extensively since 1989, and have developed and are pursuing advanced discovery programs focused on molecule inhibitors of beta and gamma secretases.

Gamma secretase

Gamma secretase is a multi-protein complex that is required to produce beta amyloid. We have played a critical leadership role characterizing how gamma secretase may affect Alzheimer’s disease pathology. Our finding that functional gamma secretase inhibitors appear to reduce beta amyloid levels in the brain, published in the Journal of Neurochemistry in 2001, was an important step in this area of Alzheimer’s disease research. We continue to progress our gamma secretase discovery program with unique molecules that affect the activity of gamma secretase in a substrate-specific manner.

Our development program for ELND006, a small molecule gamma secretase inhibitor, continues to progress through Phase 1 clinical studies, with additional gamma secretase inhibitor programs advancing in late stages of preclinical development.

In addition to our internal gamma secretase programs, we also retain certain rights to Eli Lilly and Company’s (Lilly) LY450139 compound, which arose from collaborative research between us and Lilly. In 2008, Lilly initiated Phase 3 trials for LY450319 for mild to moderate Alzheimer’s disease.

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

Small Molecule (p75) Ligands

In June 2009, we entered into an exclusive collaboration with PharmatrophiX, a biotechnology company focused on the development of small molecule ligands for growth factor receptors relevant to neurological disorders. We are working with PharmatrophiX on continued research on all p75 ligands, compounds that mimic the activity of neurotrophins by interacting with neurons that are susceptible to loss in Alzheimer’s disease, for neurologic indications.

LM11A-31, which is the lead compound in the PharmatrophiX portfolio, interacts with and potentially protects neurons that are susceptible to loss in Alzheimer’s disease. The addition of this compound diversifies our portfolio by adding an orally available therapeutic platform that may attack Alzheimer’s disease from a different, and potentially complementary, approach than current investigational molecules in our pipeline.

Parkinson’s Research

Elan has several active early discovery efforts in Parkinson’s disease, guided by our expertise in Alzheimer’s disease. Elan scientists are exploring multiple therapeutic strategies to tackle this poorly understood, devastating disease, with specific focus on the analysis of human genetics and pathology to discover mechanisms to prevent disease progression.

Parkinson’s disease may be a result of misfolded proteins in the brain. Parkinson’s disease is characterized by the accumulation of aggregated alpha-synuclein, or abnormal fibrils and inclusions known as Lewy bodies, in degenerating neurons in specific regions of the brain.

Alpha-synuclein is a protein genetically linked to Parkinson’s disease and a key component in degenerating neurons in brain regions controlling movement. Alterations in alpha-synuclein are believed to play a critical role in Parkinson’s disease.

Our scientists have made significant scientific progress in identifying unusual modified forms of alpha-synuclein in human Parkinson’s disease brain tissue. In January 2009, our scientists published new research in the Journal of Biological Chemistry about the discovery of a protein that may be involved in the modification of alpha-synuclein. The normal function of alpha-synuclein is unknown, but modified forms accumulate during pathological conditions and form Lewy bodies.

Our scientists are studying the nature of these modifications and, in the 2009 paper, reported the identity of a protein that appeared to be a contributor to changes in the alpha-synuclein protein. We are using experimental models of Parkinson’s disease to conduct tests to determine the involvement of the protein in the formation of Lewy bodies in brain tissue.

We are also studying parkin, a protein found in the brain that, like alpha-synuclein, has been genetically linked to Parkinson’s disease. Parkin may be involved in the elimination of misfolded proteins within neurons, and has demonstrated neuroprotective capabilities in cells. Some familial forms of Parkinson’s disease have been linked to mutations in parkin, with more than 50% of early-onset Parkinson’s disease being linked to a loss of parkin protein and function in neurons.

Our study of the relationship between parkin activity and neurodegeneration is in the drug discovery stage.

Tysabri

Tysabri for the Treatment of Multiple Sclerosis

Tysabri, which is co-marketed by us and Biogen Idec, is approved in more than 45 countries, including the United States, the European Union, Switzerland, Canada, Australia and New Zealand. In the United States, it is approved for relapsing forms of MS and in the European Union for relapsing-remitting MS.

According to data published in the New England Journal of Medicine, after two years Tysabri treatment led to a 68% relative reduction in the annualized relapse rate, compared with placebo, and reduced the relative risk of disability progression by 42% to 54%.

Tysabri is redefining success in the treatment of MS. In post-hoc analyses of the clinical trial data published in The Lancet Neurology, 37% of Tysabri-treated patients remained free of their MS activity, based on MRI and clinical measures, compared to 7% of placebo-treated patients.

Additional analyses have provided evidence that Tysabri is associated with a significant improvement in functional outcome, rather than only slowing or preventing progression of disability, in those living with MS. Patients with a common baseline expanded disability status scale score (an EDSS of 2.0) treated with Tysabri showed a significant increase in the probability of sustained improvement in disability; this increase was 69% relative to placebo.

Tysabri increases the risk of PML, an opportunistic viral infection of the brain, caused by the JC virus, that can lead to death or severe disability. The risk of PML increases with increasing duration of use.

In the United States, Europe and the ROW, provisions are in place to ensure patients are informed of the risks associated with Tysabri therapy, including PML, and to enhance collection of post-marketing data on the safety and utilization of Tysabri for MS.

On January 21, 2010, the European Medicines Agency (EMA) finalized a review of Tysabri and the risk of PML. The EMA’s Committee for Medicinal Products for Human Use (CHMP) concluded that the risk of developing PML increases after two years of use of Tysabri, although this risk remains low. However, the benefits of the medicine continue to outweigh its risks for patients with highly active relapsing-remitting MS, for whom there are few treatment options available.

For 2009, Tysabri global in-market net sales increased by 30% to $1,059.2 million from $813.0 million for 2008.

As of the end of December 2009, approximately 48,800 patients were on therapy worldwide, including approximately 24,500 commercial patients in the United States and approximately 23,700 commercial patients in the ROW.

The safety data to date continues to support a favorable benefit-risk profile for Tysabri. Complete information about Tysabri for the treatment of MS, including important safety information, is available at www.Tysabri.com. The contents of this website are not incorporated by reference into this Form 20-F.

Tysabri for the Treatment of Crohn’s Disease

We evaluated Tysabri as a treatment for Crohn’s disease in collaboration with Biogen Idec. The safety and efficacy of Tysabri as both an induction and maintenance therapy were evaluated in 11 clinical studies, including three pivotal, randomized, double-blind, placebo-controlled, multi-center trials.

On January 14, 2008, the FDA approved the supplemental Biologics License Application (sBLA) for Tysabri, for inducing and maintaining clinical response and remission in adult patients with moderately to severely active Crohn’s disease, with evidence of inflammation, who have had an inadequate response to, or are unable to tolerate, conventional Crohn’s disease therapies and inhibitors of TNF-alpha.

Also in January 2008, we were notified by the European Commission that it had denied marketing authorization of Tysabri as a treatment of Crohn’s disease.

We launched Tysabri for the treatment of Crohn’s disease in the United States in the first quarter of 2008. On December 12, 2008, we announced a realignment of our commercial activities in Tysabri for Crohn’s disease, shifting our efforts from a traditional sales model to a model based on clinical support and education.

In October 2009, Tysabri data was presented at the College of Gastroenterology Annual Scientific Meeting in San Diego showing that treatment with Tysabri significantly reduced the rate of hospitalization compared with placebo in patients with moderate to severe Crohn’s disease during both induction and maintenance treatment. These results were obtained from retrospective subset analyses of three registrational Phase 3 trials (ENACT-1 (Efficacy of Natalizumab as Active Crohn’s Therapy), ENACT-2 (Evaluation of Natalizumab as Continuous Therapy) and ENCORE (Efficacy of Natalizumab in Crohn’s Disease Response and Remission)), and one open-label study (ENABLE (Evaluation of the Natalizumab Antibody for Long-term Efficacy)).

Complete information about Tysabri for the treatment of Crohn’s disease, including important safety information, is available at www.Tysabri.com. The contents of this website are not incorporated by reference into this Form 20-F.

Prialt for the Treatment of Severe Chronic Pain

Revenue from the sales of Prialt was $16.5 million for 2009 and 2008.

In 2009, we recorded an impairment charge of $30.6 million relating to the Prialt intangible asset. Prialt was launched in the United States in 2005. Revenues from this product have not met expectations and, consequently, we revised our sales forecast for Prialt and reduced the carrying value of the intangible asset to $14.6 million as of December 31, 2009.

Prialt is a non-opioid, intrathecal analgesic and represents a therapeutic option for interventional pain specialists. Prialt has had an impact in a broad range of chronic pain syndromes, especially in the area of severe neuropathic pain.

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

Hospital Antibiotics

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

For 2009, revenue from Azactam decreased 16% to $81.4 million, compared to $96.9 million for 2008, principally due to supply shortages. Azactam lost its patent exclusivity in October 2005. We will cease distributing Azactam as of March 31, 2010.

Maxipime

We licensed the U.S. marketing rights to Maxipime from Bristol-Myers in January 1999. Maxipime is a fourth-generation injectable cephalosporin antibiotic used to treat patients with serious and/or life-threatening infections.

For 2009, revenue from Maxipime decreased 51% to $13.2 million from $27.1 million for the 2008. The decrease was principally due to generic competition. The first generic cefepime hydrochloride was launched in June 2007, and additional generic forms of Maxipime have since been launched. We will cease distributing Maxipime as of September 30, 2010.

Unique Scientific Opportunities

Our BioNeurology pipeline includes a range of unique medical and scientific opportunities across a number of indications and formulations, particularly in our small molecule integrin platform. We believe this reflects considerable potential value for external licensing and/or collaborating opportunities, beyond our core focus in neuroscience.

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

We have advanced a number of compounds in this area, including ELND002, which is currently being studied for MS and oncology.

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

Alzheimer’s Drug Discovery Foundation (ADDF)

ADDF, a biomedical venture philanthropy, is a public charity solely dedicated to rapidly accelerating the discovery and development of drugs to prevent, treat and cure Alzheimer’s disease and cognitive aging. Through the ADDF, Elan sponsors an annual research award program, “Novel Approaches to Drug Discovery for Alzheimer’s Disease.” In 2009, the program funded five research projects.

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

The Michael J. Fox Foundation for Parkinson’s Research

Since 2006, our efforts with the Michael J. Fox Foundation for Parkinson’s Research have included a grant program, “Novel Approaches to Drug Discovery,” designed to identify and fund promising projects, to help them advance more quickly from the lab to the clinic.

With a strong focus on the development of disease-modifying therapies for Parkinson’s disease, Novel Approaches to Drug Discovery provides funding for projects of up to one year’s duration. Ideal proposals focus on efforts to develop promising biological targets into novel disease-modifying therapeutic strategies. Novel Approaches to Drug Discovery provides awardees from both academic and biotech institutions with a clear opportunity for follow-on funding and collaboration for further development. We have an option for a right of first negotiation for any promising approaches or materials that arise out of this program. In 2009, the program funded six research projects.

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

ACT-AD

ACT-AD is a coalition of national organizations representing multiple stakeholders that are seeking to accelerate development of potential cures and treatments for Alzheimer’s disease. ACT-AD supports accelerating research for transforming therapies to potentially slow, halt or reverse the progression of Alzheimer’s disease. ACT-AD seeks immediate public and government recognition of Alzheimer’s disease as a debilitating, dehumanizing and life-threatening disease that requires urgent attention and to bring interventional therapies to patients, providers and families in the next decade by making the acceleration of promising Alzheimer’s disease therapies a top national priority. We are a member of the coalition and support its programs intended to bring transformational therapies to patients and their families.

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

BioNeurology products and pipeline

	Discovery	Preclinical	Phase 1	Phase 2	Phase 3	Filed	Approved	Marketed
Neurodegenerative diseases								
Alzheimer's Disease Abeta Aggregation Inhibitors (with Transition Therapeutics)								
ELND005	■	■	■	■				
Alzheimer's Disease Secretase Inhibitors								
Beta Secretase Research	■							
Gamma Secretase Research	■	■						
Gamma Secretase Inhibitor (ELND007)	■	■						
Gamma Secretase Inhibitor (ELND006)	■	■	■					
Alzheimer's Disease Neurotrophin Receptors								
p75 Ligands (with PharmatrophiX)	■							
Parkinson's Disease								
Parkinson's Research	■							
Autoimmune Diseases								
Multiple Sclerosis (with Biogen Idec)								
TYSABRI® (natalizumab) (U.S.)	■	■	■	■	■	■	■	■
TYSABRI® (natalizumab) (EU)	■	■	■	■	■	■	■	■
TYSABRI® Subcutaneous	■	■	■	■				
Crohn's Disease (with Biogen Idec)								
TYSABRI® (natalizumab) (U.S.)	■	■	■	■	■	■	■	■
Small Molecules (natalizumab follow-ons)								
ELND002	■	■	■					
Autoimmune Research	■							
Specialty Business								
Severe Chronic Pain								
PRIALT® (ziconotide intrathecal infusion) (U.S.)	■	■	■	■	■	■	■	■
Hospital Antibiotics								
AZACTAM® (aztreonam for injection, USP) (U.S.)[1]	■	■	■	■	■	■	■	■
MAXIPIME® (cefepime hydrochloride for injection) (U.S.)[2]	■	■	■	■	■	■	■	■

ELAN DRUG TECHNOLOGIES — 40 Years of Drug Delivery Leadership

On December 18, 2009, EDT celebrated its official anniversary and 40 years of leadership in the drug delivery business. Since its founding in Ireland in 1969, EDT has been focused on developing and applying technologies to unsolved drug formulation challenges.

Throughout its 40 year history, EDT has been a leader, bringing forth innovative solutions that have addressed real patient needs, with significant benefits across the pharmaceutical industry.

Since 2001, 11 products incorporating EDT technologies have been approved and launched in the United States alone. To date, EDT’s drug delivery technologies have been commercialized in 35 products around the world, contributing to annual client sales of more than $3.1 billion.

Highlights

Luvox® CR was launched in the United States in January 2009, using our SODAS® technology for the treatment of social anxiety disorder (SAD) and obsessive compulsive disorder (OCD), by Jazz Pharmaceuticals Inc.

In July 2009, Janssen, a division of Ortho-McNeil-Janssen Pharmaceuticals, announced the approval of Invega® Sustennatm, a once monthly atypical antipsychotic injection, by the FDA. The approval of Invega Sustenna was an important milestone as it marks the first long-acting injectable product approved by regulatory authorities using our NanoCrystal technology. Invega Sustenna is the fifth licensed product using the NanoCrystal technology for various formulations approved by the FDA. Janssen also announced it had submitted an Marketing Authorisation Application (MAA) for paliperidone palmitate with the European Regulatory Agencies.

In October 2009, Emend® (aprepitant) was approved in Japan, thereby becoming the first Japanese product approval incorporating our NanoCrystal technology.

In January 2010, the FDA approved Ampyratm (dalfampridine) as a treatment to improve walking in patients with MS. Ampyra will be marketed and distributed in the United States by Acorda Therapeutics Inc. (Acorda) and outside the United States by Biogen Idec. Ampyra is the first New Drug Application approved by the FDA for a product using the MXDAStm (matrix drug absorption system) technology and is the first medicine approved by the FDA indicated to improve walking speed in people with MS. In addition, in January 2010, Biogen Idec announced the submission of an MAA to the EMA for Fampridine Prolonged Release (Fampridine-PR) tablets. Biogen Idec also announced that it has filed a New Drug Submission (NDS) with Health Canada. EDT will manufacture supplies of Ampyra for the global market at its Athlone, Ireland, facility, under an existing supply agreement with Acorda.

Advancing Technologies, Improving Medicines

EDT is an established, profitable business unit of Elan, that has been applying its skills and knowledge to enhance the performance of dozens of drugs that have subsequently been marketed worldwide. Today, products enabled by EDT technologies are used by more than two million patients each day.

Throughout its 40 years in business, EDT has remained committed to using its extensive experience, drug delivery technologies and commercial capabilities to help clients develop innovative products that provide clinically meaningful benefits to patients. Committed to innovation – whether in the products developed, advancing our existing technologies or developing new technologies – EDT has been driven by some of the best scientific talent in the area of drug delivery formulation. We provide a broad range of creative drug formulation approaches, including formulation development, scale-up and manufacturing. Commercialized technologies include those for poorly water-soluble compounds as well as technology platforms for customized oral release. Since 2001, our technologies have been incorporated and subsequently commercialized in 11 products in the United States. With 14 pipeline products in the clinic, multiple preclinical programs and a strong client base, EDT plans to maintain its position as the leading drug delivery company worldwide.

During 2009, EDT generated $275.9 million (2008: $301.6 million) in revenue and an operating profit of $70.5 million in 2009 (2008: $85.8 million). EDT generates revenue from two sources: royalties and manufacturing fees from licensed products, and contract revenues relating to R&D services, license fees and milestones.

EDT revenues for 2009 were impacted by the withdrawal of, or significantly decreased, promotional efforts by our clients in respect of Skelaxin® and TriCor® 145. Revenues were also impacted by the scheduled expiry of supply agreements for some smaller legacy products.

Typically, EDT receives royalties in the single-digit range as well as manufacturing fees based on cost-plus arrangements where appropriate. More recently, EDT has brought product concepts to a later stage of development before out-licensing and as a result will seek to attain an increasing proportion of revenue.

EDT’s Business Strategy

Throughout our 40-year history, we have invested in the development of innovative technologies, particularly in OCR platform technologies and technologies for poorly water-soluble compounds. Although revenues declined in 2009, over the medium term we are focused on profitably growing as a drug delivery business, underpinned by our product development capabilities and drug delivery technologies.

In the near to medium term, we will drive growth through our existing approved licensed products and pipeline of 14 products in clinical development. We will also seek to generate new pipeline opportunities by entering into further licensing arrangements with pharmaceutical companies as well as identifying and developing proprietary products as we evolve our drug delivery business model. We will also seek to generate revenue through our scale-up and manufacturing capabilities. As a leading provider of drug delivery technologies, we will continue to invest in the development and application of novel drug delivery technologies.

Our strategy, based on our comprehensive product development and proprietary technology platforms, involves two complementary elements:

•	Working with pharmaceutical companies to develop products through the application of our technologies to their pipeline and marketed products; and

•	Selectively developing product candidates based on our proprietary technologies where we originate the product concept and ultimately develop the product to a later stage of development prior to out-licensing or making a decision to continue internal development.

Our drug delivery technologies are key to our future business. Today, we have many patent and patent applications around our key technology and product areas.

Marketed Products

Twenty-four (24) products incorporating EDT technologies are currently marketed by EDT licensees. EDT receives royalties and, in some cases, manufacturing fees on these products, which include:

Licensee	Product	Indication

Abbott Laboratories	TriCor 145	Cholesterol reduction
Acorda Therapeutics, Inc.	Zanaflex Capsules®	Muscle spasticity
Janssen	Invega Sustenna	Schizophrenia
Jazz Pharmaceuticals Inc.	Luvox CR	SAD and OCD
King Pharmaceuticals, Inc.	Avinza®	Chronic pain
Merck & Co., Inc.	Emend	Nausea post chemo
Novartis AG	Focalin® XR/Ritalin® LA	ADHD(1)
Par Pharmaceutical Co., Inc.	Megace® ES	Cachexia
Pfizer (Wyeth)	Rapamune®	Anti-rejection
Victory Pharma	Naprelan®	NSAID(2) — Pain

(1)	Attention Deficit Hyperactivity Disorder

(2)	Non-Steroidal Anti-Inflammatory Drug

EDT PRODUCT PIPELINE

EDT’s current pipeline spans a range of therapeutic classes, routes of administration and licensee profiles, as outlined below. In addition, EDT has a large number of projects at the preclinical or formulation development stage.

Validated Platform of Technologies — Oral Controlled Release and NanoCrystal Technology

EDT has a unique platform of validated technologies to offer our clients — including OCR, delayed release, and pulsatile release delivery systems as well as technology solutions for poorly water-soluble compounds. We have a complete range of capabilities from formulation development through to commercial-scale manufacture in modern facilities. Our technologies are supported by a robust patent estate.

Proven Innovation for Poorly Water-soluble Compounds — NanoCrystal Technology

EDT’s proprietary NanoCrystal technology is a drug optimization technology applicable to many poorly water-soluble compounds. It is an enabling technology for evaluating new chemical entities exhibiting poor water solubility and a tool for optimizing the performance of established drugs. NanoCrystal technology involves reducing drugs to particles in the nanometer size. By reducing particle size, the exposed surface area of the drug is increased and then stabilized to maintain particle size. A drug in NanoCrystal form can be incorporated into common dosage forms, including tablets, capsules, inhalation devices, and sterile forms for injection, with the potential for substantial improvements to clinical performance.

Our NanoCrystal technology is:

•	Proven — Five licensed products have been launched to date, achieving over $1.9 billion annual in-market sales.

•	Patent Protected — Over 1,000 patents/patent applications around the NanoCrystal technology in the United States and the ROW.

•	Simple, Easy and Effective — Optimized and simplified from nearly 20 years of development behind the technology. It is applicable to all dosage forms and has been manufactured at commercial scale since 2001.

The potential benefits of applying the NanoCrystal technology for existing and new products include:

•	Enhancing oral bioavailability;

•	Increased therapeutic effectiveness;

•	Reducing/eliminating fed/fasted variability;

•	Optimizing delivery; and

•	Increased absorption.

EDT’s NanoCrystal technology has now been incorporated into five licensed and commercialized products, with more than 30 other compounds at various stages of development.

Oral Controlled Release Technology Platform

OCR technologies provide significant benefits in developing innovative products that provide meaningful clinical benefits to patients. EDT has developed a range of OCR technologies, which it applies to help overcome many of the technical difficulties that have been encountered in developing OCR products. OCR products are often difficult to formulate, develop and manufacture. As a result, significant experience, expertise and know-how are required to successfully develop such products.

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

A unique platform of validated technologies to offer our clients:

•	Validated and Commercialized — 19 products currently on the market.

•	Multiple OCR Technologies — Our OCR platform includes specific technologies for tailored delivery profiles including SODAS technology (controlled and pulsatile release), IPDAS® technology (sustained release), CODAS® technology (delayed release) and the MXDAS drug absorption system.

•	Patent Protected — Over 450 issued/filed patents in the United States and the ROW.

•	Fully Scaleable — Optimized from 40 years of development. In-house manufacturing capabilities in the United States and Europe.

Manufacturing, Development and Scale-up Expertise

EDT has a long and established history in the manufacture and development of pharmaceutical dosage forms for pharmaceutical markets worldwide, with multiple products successfully launched in North America, Asia, Europe, Latin America and Australasia. EDT’s main production facilities are located in Athlone, Ireland, and Gainesville, Georgia, United States. We have manufactured finished solid oral pharmaceutical products for clients for well over 30 years.

In addition to formulation development, EDT provides a range of contract manufacturing services that include analytical development, clinical trial manufacturing, scale-up, product registration support and supply chain management for client products.

Range of Manufacturing Services:

•	FDA and EMA approved sites with capacity to manufacture up to 1.5 billion units annually of solid oral dosage product.

•	250,000 square feet of cGMP facilities between our sites in Ireland and the United States.

•	Other services include regulatory support, supply chain support, and launch management.

ENVIRONMENT

The U.S. market is our most important market. Refer to Note 4 to the Consolidated Financial Statements for an analysis of revenue by geographic region. For this reason, the factors discussed below, such as “Government Regulation” and “Product Approval,” place emphasis on requirements in the United States.

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

In January 2006, we received a subpoena from the U.S. Department of Justice and the Department of Health and Human Services, Office of Inspector General, asking for documents and materials primarily related to our marketing practices for Zonegran, a product we divested to Eisai in April 2004. We are continuing to cooperate with the government in its investigation. The resolution of the Zonegran matter could require Elan to pay very substantial civil or criminal fines, and take other actions that could have a material adverse effect on Elan and its financial condition, including the exclusion of our products from reimbursement under government programs. Any resolution of the Zonegran matter could give rise to other investigations or litigation by state government entities or private parties.

Product Approval

Preclinical tests assess the potential safety and efficacy of a product candidate in animal models. The results of these studies must be submitted to the FDA as part of an Investigational New Drug Application before human testing may proceed.

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

Whether or not FDA approval has been obtained, approval of a pharmaceutical product by comparable regulatory authorities in other countries outside the United States must be obtained prior to the marketing of the product in those countries. The approval procedure varies from country to country. It can involve additional testing and the time required can differ from that required for FDA approval. Although there are procedures for unified filings for European Union countries, in general, most other countries have their own procedures and requirements.

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

At December 31, 2009, we employed 518 people in our manufacturing and supply activities, with over half of these in Athlone, Ireland. This facility is our primary location for the manufacture of oral solid dosage products, including instant, controlled release and oral nano particulate products. Additional dosage capabilities may be added as required to support future product introductions. Our facility in Gainesville, Georgia, United States, provides additional OCR dosage product manufacturing capability and is registered with the U.S. Drug Enforcement Administration for the manufacture, packaging and distribution of Schedule II controlled drugs.

All facilities and manufacturing techniques used for the manufacture of products and devices for clinical use or for sale in the United States must be operated in conformity with cGMP regulations. There are FDA regulations governing the production of pharmaceutical products. Our facilities are also subject to periodic regulatory inspections to ensure ongoing compliance with cGMP regulations.

During 2009, the extent of utilization of our manufacturing facilities was approximately 50% of our total productive capacity. This capacity underutilization principally relates to our Athlone, Ireland, facility.

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

The fundamental U.S. patent covering the use of ziconotide, the active ingredient of Prialt, to produce analgesia, expires in 2016. A further U.S. patent covering the stabilized formulation of Prialt expires in 2015.

The basic U.S. patent for Maxipime expired in March 2007. Following the introduction of generic cefepime to the market, our revenues from, and gross margin for, Maxipime were materially and adversely affected. We will cease distributing Maxipime as of September 30, 2010.

The basic U.S. patent for Azactam expired in October 2005. We will cease distributing Azactam as of March 31, 2010.

The primary patent covering Elan’s NanoCrystal technology expires in the United States in 2011 and in some countries outside the United States in 2012. We also have numerous U.S. and international patents and patent applications that relate to our NanoCrystal drug optimization technology applicable to poorly water-soluble compounds.

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

Tysabri, a treatment for relapsing forms of MS, competes primarily with Avonex marketed by our collaborator Biogen Idec, Betaseron® marketed by Berlex (an affiliate of Bayer Schering Pharma AG) in the United States and sold under the name Betaferon® by Bayer Schering Pharma in Europe, Rebif® marketed by Merck Serono and Pfizer Inc. in the United States and by Merck Serono in Europe, and Copaxone® marketed by Teva Neurosciences, Inc. in the United States and co-promoted by Teva and Sanofi-Aventis in Europe. Many companies are working to develop new therapies or alternative formulations of products for MS that, if successfully developed, would compete with Tysabri.

A drug may be subject to competition from alternative therapies during the period of patent protection or regulatory exclusivity and, thereafter, it may be subject to further competition from generic products. Our product Azactam lost its basic U.S. patent protection in October 2005, and the basic U.S. patent for Maxipime expired in March 2007. We will cease distributing Azactam and Maxipime in 2010.

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

Employees

On December 31, 2009, we had 1,321 employees worldwide, of whom 450 were engaged in R&D activities, 518 were engaged in manufacturing and supply activities, 105 were engaged in sales and marketing activities and the remainder worked in general and administrative areas.

C.	Organizational Structure

At December 31, 2009, we had the following principal subsidiary undertakings:

		Group
		Share	Registered Office &
Company	Nature of Business	%	Country of Incorporation

Athena Neurosciences, Inc.	Holding company	100	800 Gateway Blvd., South San Francisco, CA, USA
Crimagua Ltd.	Holding company	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan Drug Delivery, Inc.	R&D	100	3000 Horizon Drive, King of Prussia, PA, USA
Elan Finance plc	Financial services company	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan Holdings, Inc.	Manufacture of pharmaceutical and medical device products	100	1300 Gould Drive, Gainesville, GA, USA
Elan Holdings Ltd.	Holding company	100	Monksland, Athlone, Co. Westmeath, Ireland
Elan International Insurance Ltd.	Captive insurance company	100	Clarendon House, 2 Church Street, Hamilton, Bermuda
Elan International Services Ltd.	Financial services company	100	Clarendon House, 2 Church Street, Hamilton, Bermuda
Elan Pharma International Ltd.	R&D, manufacture, sale and distribution of pharmaceutical products, management services and financial services	100	Monksland, Athlone, Co. Westmeath, Ireland
Elan Pharmaceuticals, Inc.	R&D and sale of pharmaceutical products	100	800 Gateway Blvd., South San Francisco, CA, USA
Elan Science One Ltd.	Holding company	100	Monksland, Athlone, Co. Westmeath, Ireland
Keavy Finance plc	Dormant	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland

D.	Property, Plants and Equipment

We consider that our properties are in good operating condition and that our machinery and equipment have been well maintained. Facilities for the manufacture of products are suitable for their intended purposes and have capacities adequate for current and projected needs.

For additional information, refer to Note 16 to the Consolidated Financial Statements, which discloses amounts invested in land and buildings and plant and equipment; Note 27 to the Consolidated Financial Statements, which discloses future minimum rental commitments; Note 28 to the Consolidated Financial Statements, which discloses capital commitments for the purchase of property, plant and equipment; and Item 5.B. “Liquidity and Capital Resources,” which discloses our capital expenditures.

The following table lists the location, ownership interest, use and approximate size of our principal properties:

		Size
Location and Ownership Interest	Use	(Sq. Ft.)

Owned: Athlone, Ireland	R&D, manufacturing and administration	463,000
Owned: Gainesville, GA, USA	R&D, manufacturing and administration	89,000
Leased: South San Francisco, CA, USA	R&D, sales and administration	334,000	(1)(2)
Leased: King of Prussia, PA, USA	R&D, manufacturing, sales and administration	113,000	(3)
Leased: Dublin, Ireland	Corporate administration	41,000

(1)	In June 2007, we entered into lease agreements for an additional building in South San Francisco. The lease term for this building commenced in March 2009. The square footage for this building is approximately 108,000 square feet and is included in the 334,000 square feet noted above. The building is being utilized for our R&D, sales and administrative functions.

In December 2007, we entered a lease agreement for a second additional building in South San Francisco, which is currently being fitted out. The square footage for this building is approximately 89,000 square feet and is not included in the 334,000 square feet noted above. The lease term for this building commenced in January 2010. The building will be utilized for our R&D, sales and administrative functions.

(2)	In September 2009, we entered into an agreement to sublease laboratory and office space in South San Francisco, which was no longer being utilized by our R&D, sales and administrative functions, to Janssen AI. The square footage for this laboratory and office space is approximately 38,700 square feet and is included in the 334,000 square feet noted above.

(3)	In June 2009, we entered into lease extension agreements for our R&D facility in King of Prussia, Pennsylvania. The lease agreements for this facility were originally due to expire in April 2009 and May 2012 but were extended to April 2019 and May 2020, respectively.

Item 4A.	Unresolved Staff Comments.

Not applicable.

Item 5.	Operating and Financial Review and Prospects.

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

This financial review primarily discusses:

•	Current operations;

•	Critical accounting policies;

•	Recently issued accounting pronouncements;

•	Results of operations for the year ended December 31, 2009, compared to 2008 and 2007, including segment analysis; and

•	Liquidity and capital resources.

Our operating results may be affected by a number of factors, including those described under Item 3.D. “Risk Factors.”

CURRENT OPERATIONS

Our business is organized into two business units: BioNeurology (formerly referred to as Biopharmaceuticals) and EDT. Our BioNeurology business unit engages in research, development and commercial activities primarily in the areas of Alzheimer’s disease, Parkinson’s disease, MS, Crohn’s disease and severe chronic pain. We have a range of products at various stages of development in relation to each of these therapeutic areas. EDT develops and manufactures innovative pharmaceutical products that deliver clinically meaningful benefits to patients, using its extensive experience and proprietary drug technologies in collaboration with pharmaceutical companies. An established, profitable, integrated drug delivery business unit of Elan, EDT has been applying its skills and knowledge in product development and drug delivery technologies to enhance the performance of dozens of drugs that have subsequently been marketed worldwide. For additional information on our current operations, refer to Item 4.B. “Business Overview.”

CRITICAL ACCOUNTING POLICIES

The Consolidated Financial Statements include certain estimates based on management’s best judgments. Estimates are used in determining items such as the carrying amounts of long-lived assets, revenue recognition, estimating sales rebates and discounts, the fair value of share-based compensation, and the accounting for contingencies and income taxes, among other items. Because of the uncertainties inherent in such estimates, actual results may differ materially from these estimates.

Long-Lived Assets and Impairment

Total goodwill and other intangible assets amounted to $417.4 million at December 31, 2009 (2008: $553.9 million). Our property, plant and equipment, and equity method investment had carrying amounts at December 31, 2009 of $292.8 million (2008: $351.8 million) and $235.0 million (2008: $Nil), respectively.

Goodwill and identifiable intangible assets with indefinite useful lives are not amortized, but instead are tested for impairment at least annually. At December 31, 2009, we had no intangible assets with indefinite lives except for goodwill.

Intangible assets with estimable useful lives are amortized on a straight-line basis over their respective estimated useful lives to their estimated residual values and, as with other long-lived assets such as property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, we compare undiscounted cash flows expected to be generated by an asset to the carrying amount of the asset. If the carrying amount of the long-lived asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. We determine fair value using the income approach based on the present value of expected cash flows. Our cash flow assumptions consider historical and forecasted revenue and operating costs and other relevant factors. If we were to use different estimates, particularly with respect to the likelihood of R&D success, the likelihood and date of commencement of generic competition or the impact of any reorganization or change of business focus, then a material impairment charge could arise. We believe that we have used reasonable estimates in assessing the carrying amounts of our intangible assets. The results of certain impairment tests on intangible assets with estimable useful lives are discussed below.

We review our goodwill for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. The goodwill impairment test is a two-step test and is performed at the reporting-unit level. A reporting unit is the same as, or one level below, an operating segment. We have two reporting units: BioNeurology and EDT, which are at the operating-segment level. Under the first step, we compare the fair value of each reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired and step two does not need to be performed. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test would be performed to measure the amount of impairment charge, if any. The second step compares the implied fair value of the reporting-unit goodwill with the carrying amount of that goodwill, and any excess of the carrying amount over the implied fair value is recognized as an impairment charge. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination is determined, by allocating the fair value of a reporting unit to individual assets and liabilities. The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. In evaluating goodwill for impairment, we determine the fair values of the reporting units using the income approach, based on the present value of expected cash flows. We completed the annual goodwill impairment test on September 30 of each year and the result of our tests did not indicate any impairment in 2009, 2008 or 2007. In addition, we performed a goodwill impairment test immediately subsequent to the disposal of the AIP business in September 2009 and the result of our test did not indicate any impairment.

In performing our annual goodwill impairment test and the test immediately subsequent to the disposal of the AIP business, we noted that the combined fair value of our reporting units based on the income approach exceeded our market capitalization at the test dates. Furthermore, both the fair value of our reporting units and our market capitalization exceeded the combined carrying amounts of the reporting units by a substantial margin, at the impairment test dates and as of December 31, 2009.

In December 2009, we recorded an impairment charge of $30.6 million within other net charges in the Consolidated Statement of Operations relating to the Prialt intangible asset, thus reducing the carrying value of the intangible asset to $14.6 million. Prialt was launched in the United States in 2005. Revenues from this product have not met expectations and, consequently, we revised our sales forecast for Prialt. As a result, the revised projected future cumulative undiscounted cash flows were lower than the intangible assets’ carrying value, thus indicating the intangible assets were not recoverable. The impairment charge was calculated as the excess of the carrying amount over the discounted net present value.

In June 2007, we recorded an impairment charge of $52.2 million, within other net charges in the Consolidated Statement of Operations, relating to the Maxipime and Azactam intangible assets. As a direct result of the approval of a first generic formulation of cefepime hydrochloride in June 2007 and the anticipated approval for a generic form of Azactam, we revised the projected future cumulative undiscounted cash flows. The revised projected cumulative undiscounted cash flows were lower than the intangible assets’ carrying amount, thus indicating the intangible assets were not recoverable. Consequently, the impairment charge was calculated as the excess of the carrying amount over the discounted net present value. In conjunction with the impairment charge, we revised the estimated useful lives of the intangibles by nine months from September 2008 to December 2007. Accordingly, the remaining net intangible assets’ carrying amount was amortized, on a straight-line basis, through December 31, 2007. There were no material impairment charges relating to intangible assets in 2008. For additional information on goodwill and other intangible assets, refer to Note 17 to the Consolidated Financial Statements.

We have invested significant resources in our manufacturing facilities in Ireland to provide us with the capability to manufacture products from our product development pipeline and for our clients. To the extent that we are not successful in developing these pipeline products or do not acquire products to be manufactured at our facilities, the carrying amount of these facilities may become impaired.

Following the transfer of our AIP manufacturing rights as part of the sale of the AIP business to Janssen AI in September 2009, we re-evaluated our longer term biologics manufacturing and fill-finish requirements, and consequently recorded a non-cash asset impairment charge related to these activities of $41.2 million. The assets relating to biologics manufacturing were written off in full. The remaining carrying amount of the fill-finish assets at December 31, 2009 is $5.7 million. In conjunction with the impairment charge, we reviewed the estimated useful life of the fill-finish assets and reduced the useful life of the assets that previously had a useful life beyond 2018 to December 31, 2018.

Our equity method investment is reviewed for impairment whenever events or circumstances indicate the fair value of the investment has fallen below our carrying amount. The factors affecting the assessment of impairments include both general financial market conditions and factors specific to the investee. When such a decline is deemed to be other-than-temporary, an impairment charge is recorded for the difference between the investment’s carrying amount and its estimated fair value at the time. In making the determination as to whether a decline is other-than-temporary, we consider such factors as the duration and extent of the decline and the investee’s financial and operating performance. Differing assumptions could affect whether an investment is impaired in any period, or the amount of the impairment.

Revenue Recognition

We recognize revenue from the sale of our products, royalties earned and contract arrangements. Up-front fees received by us are deferred and amortized when there is a significant continuing involvement by us (such as an ongoing product manufacturing contract or joint development activities) after an asset disposal. We defer and amortize up-front license fees to the income statement over the “performance period.” The performance period is the period over which we expect to provide services to the licensee as determined by the contract provisions. Generally, milestone payments are recognized when earned and non-refundable, and when we have no future legal obligation pursuant to the payment. However, the actual accounting for milestones depends on the facts and circumstances of each contract. We apply the substantive milestone method in accounting for milestone payments. This method requires that substantive effort must have been applied to achieve the milestone prior to revenue recognition. If substantive effort has been applied, the milestone is recognized as revenue, subject to it being earned, non-refundable and not subject to future legal obligation. This requires an examination of the facts and circumstances of each contract. Substantive effort may be demonstrated by various factors, including the risks associated with achieving the milestone, the period of time over which effort was expended to achieve the milestone, the economic basis for the milestone payment and licensing arrangement and the costs and staffing to achieve the milestone. It is expected that the substantive milestone method will be appropriate for most contracts. If we determine the substantive milestone method is not appropriate, we apply the proportional performance method to the relevant contract. This method recognizes as revenue the percentage of cumulative non-refundable cash payments earned under the contract, based on the percentage of costs incurred to date compared to the total costs expected under the contract.

Sales Discounts and Allowances

We recognize revenue on a gross revenue basis (except for Tysabri revenue outside of the United States) and make various deductions to arrive at net revenue as reported in the Consolidated Statements of Operations. These adjustments are referred to as sales discounts and allowances and are described in detail below. Sales discounts and allowances include charge-backs, managed health care and Medicaid rebates, cash discounts, sales returns and other adjustments. Estimating these sales discounts and allowances is complex and involves significant estimates and judgments, and we use information from both internal and external sources to generate reasonable and reliable estimates. We believe that we have used reasonable judgments in assessing our estimates, and this is borne out by our historical experience. At December 31, 2009, we had total provisions of $26.5 million for sales discounts and allowances, of which approximately 58.4%, 20.4% and 18.9% related to Tysabri, Maxipime and Azactam, respectively. We have almost four years of experience for Tysabri and more than 10 years of experience in relation to Azactam and Maxipime.

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

	Years Ended December 31,
	2009	2008	2007
	(In millions)

Gross revenue subject to discounts and allowances	$698.9	$627.7	$508.3
Net Tysabri ROW revenue	215.8	135.5	14.3
Manufacturing revenue and royalties	258.9	282.6	271.3
Contract revenue	18.7	20.0	30.8
Amortized revenue — Adalat®/Avinza	—	—	4.5

Gross revenue	$1,192.3	$1,065.8	$829.2

Sales discounts and allowances:
Charge-backs	$(39.7)	$(34.7)	$(41.6)
Managed health care rebates and other contract discounts	(1.2)	(1.3)	(2.9)
Medicaid rebates	(7.1)	(5.4)	(3.5)
Cash discounts	(16.7)	(13.7)	(11.5)
Sales returns	(4.2)	(0.1)	(4.3)
Other adjustments	(10.4)	(10.4)	(6.0)

Total sales discounts and allowances	$(79.3)	$(65.6)	$(69.8)

Net revenue subject to discounts and allowances	619.6	562.1	438.5
Net Tysabri ROW revenue	215.8	135.5	14.3
Manufacturing revenue and royalties	258.9	282.6	271.3
Contract revenue	18.7	20.0	30.8
Amortized revenue — Adalat/Avinza	—	—	4.5

Net revenue	$1,113.0	$1,000.2	$759.4

Total sales discounts and allowances were 11.3% of gross revenue subject to discounts and allowances in 2009, 10.5% in 2008 and 13.7% in 2007, as detailed in the rollforward below and as further explained in the following paragraphs.

Charge-backs as a percentage of gross revenue subject to discounts and allowances were 5.7% in 2009, 5.5% in 2008 and 8.2% in 2007. The managed health care rebates and Medicaid rebates as a percentage of gross revenue subject to discounts and allowances were 0.2% and 1.0%, respectively, in 2009; 0.2% and 0.9%, respectively, in 2008; and 0.6% and 0.7%, respectively, in 2007. These changes are due primarily to changes in the product mix.

Cash discounts as a percentage of gross revenue subject to discounts and allowances remained fairly consistent at 2.4% in 2009, compared to 2.2% in 2008 and 2.3% in 2007. In the United States, we offer cash discounts, generally at 2% of the sales price, as an incentive for prompt payment by our customers.

Sales returns as a percentage of gross revenue subject to discounts and allowances were 0.6% in 2009, Nil in 2008 and 0.8% in 2007. In 2008, sales returns were impacted by provision adjustments related to sales made in prior periods.

The following table sets forth the activities and ending balances of each significant category of adjustments for the sales discounts and allowances (in millions):

		Managed
		Health Care
		Rebates and
	Charge-	Other Contract	Medicaid	Cash	Sales	Other
	Backs	Discounts	Rebates	Discounts	Returns	Adjustments	Total

Balance at December 31, 2007	$5.4	$0.9	$3.0	$1.0	$7.6	$1.0	$18.9
Provision related to sales made in current period	34.7	1.3	5.4	13.7	2.8	10.4	68.3
Provision related to sales made in prior periods	—	—	—	—	(2.7)	—	(2.7)
Returns and payments	(37.6)	(1.8)	(2.4)	(12.8)	(1.1)	(9.6)	(65.3)

Balance at December 31, 2008	$2.5	$0.4	$6.0	$1.9	$6.6	$1.8	$19.2

Provision related to sales made in current period	39.7	1.2	7.1	16.7	3.2	10.4	78.3
Provision related to sales made in prior periods	—	—	—	—	1.0	—	1.0
Returns and payments	(36.6)	(1.0)	(4.2)	(16.6)	(3.0)	(10.6)	(72.0)

Balance at December 31, 2009	$5.6	$0.6	$8.9	$2.0	$7.8	$1.6	$26.5

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

As described above, there are a number of factors involved in estimating the accrual for charge-backs, but the principal factor relates to our estimate of the levels of inventory in the wholesale distribution channel. At December 31, 2009, Tysabri, Azactam and Maxipime represented approximately 41.2%, 6.0% and 52.2% respectively, of the total charge-backs accrual balance of $5.6 million. If we were to increase our estimated level of inventory in the wholesale distribution channel by one month’s worth of demand for Tysabri, Azactam and Maxipime, the accrual for charge-backs would increase by approximately $4.3 million. We believe that our estimate of the levels of inventory for Tysabri, Azactam and Maxipime in the wholesale distribution channel is reasonable because it is based upon multiple sources of information, including data received from all of the major wholesalers with respect to their inventory levels and sell-through to customers, third-party market research data, and our internal information.

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

(c) Medicaid rebates

In the United States, we are required by law to participate in state government-managed Medicaid programs, as well as certain other qualifying federal and state government programs whereby discounts and rebates are provided to participating state and local government entities. Discounts and rebates provided through these other qualifying federal and state government programs are included in our Medicaid rebate accrual and are considered Medicaid rebates for the purposes of this discussion. We account for Medicaid rebates by establishing an accrual in an amount equal to our estimate of Medicaid rebate claims attributable to a sale. We determine our estimate of the Medicaid rebates accrual primarily based on historical experience regarding Medicaid rebates, legal interpretations of the applicable laws related to the Medicaid and qualifying federal and state government programs, and any new information regarding changes in the Medicaid programs’ regulations and guidelines that would impact the amount of the rebates on a product-by-product basis. We consider outstanding Medicaid claims, Medicaid payments, claims processing lag time and estimated levels of inventory in the distribution channel and adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience. At December 31, 2009, Tysabri represented approximately 94% of the total Medicaid rebates accrual balance of $8.9 million.

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

(e) Sales returns

We account for sales returns by establishing an accrual in an amount equal to our estimate of revenue recorded for which the related products are expected to be returned.

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

As described above, there are a number of factors involved in estimating this accrual, but the principal factor relates to our estimate of the shelf life of inventory in the distribution channel. At December 31, 2009, Tysabri, Azactam and Maxipime represented approximately 30.7%, 47.4% and 18.0%, respectively, of the total sales returns accrual balance of $7.8 million. We believe, based upon both the estimated shelf life and also our historical sales returns experience, that the vast majority of this inventory will be sold prior to the expiration dates, and accordingly believe that our sales returns accrual is appropriate.

During 2009, we recorded adjustments of $1.0 million to increase (2008: $2.7 million to decrease) the sales returns accrual related to sales made in prior periods.

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

(g) Use of information from external sources

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

Share-Based Compensation

Share-based compensation expense for all equity-settled awards made to employees and directors is measured and recognized based on estimated grant date fair values. These awards include employee stock options, restricted stock units (RSUs) and stock purchases related to our employee equity purchase plans. Share-based compensation cost for RSUs awarded to employees and directors is measured based on the closing fair market value of the Company’s common stock on the date of grant. Share-based compensation cost for stock options awarded to employees and directors and common stock issued under employee equity purchase plans is estimated at the grant date based on each option’s fair value as calculated using an option-pricing model. The value of awards expected to vest is recognized as an expense over the requisite service periods.

Share-based compensation expense for equity-settled awards to non-employees in exchange for goods or services is based on the fair value of awards on the vest date, which is the date at which the commitment for performance by the non-employees to earn the awards is reached and also the date at which the non-employees’ performance is complete.

Estimating the fair value of share-based awards at grant or vest date using an option-pricing model, such as the binomial model, is affected by our share price as well as assumptions regarding a number of complex variables. These variables include, but are not limited to, the expected share price volatility over the term of the awards, risk-free interest rates, and actual and projected employee exercise behaviors. If factors change and/or we employ different assumptions in estimating the fair value of share-based awards in future periods, the compensation expense that we record for future grants may differ significantly from what we have recorded in the Consolidated Financial Statements. However, we believe we have used reasonable assumptions to estimate the fair value of our share-based awards.

For additional information on our share-based compensation, refer to Note 25 to the Consolidated Financial Statements.

Contingencies Relating to Actual or Potential Administrative and Legal Proceedings

We are currently involved in legal and administrative proceedings relating to securities matters, patent matters, antitrust matters and other matters, some of which are described in Note 29 to the Consolidated Financial Statements. We assess the likelihood of any adverse outcomes to contingencies, including legal matters, as well as potential ranges of probable losses. We record accruals for such contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. If an unfavorable outcome is probable, but the amount of the loss cannot be reasonably estimated, we estimate the range of probable loss and accrue the most probable loss within the range. If no amount within the range is deemed more probable, we accrue the minimum amount within the range. If neither a range of loss nor a minimum amount of loss is estimable, then appropriate disclosure is provided, but no amounts are accrued. As of December 31, 2009, we had accrued $0.6 million (2008: $5.9 million), representing our estimates of liability and costs for the resolution of these matters.

In particular, we have considered the facts and circumstances known to us in relation to the Zonegran matter described in Note 29 to the Consolidated Financial Statements and, while any ultimate resolution of this matter could require Elan to pay very substantial civil or criminal fines, at this time we cannot predict or determine the timing of the resolution of this matter, its ultimate outcome, or a reasonable estimate of the amount or range of amounts of any fines or penalties that might result from an adverse outcome. Accordingly, we have not recorded any reserve for liabilities in relation to the Zonegran matter as of December 31, 2009.

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

Previously, because of cumulative losses, we determined it was necessary to maintain a valuation allowance against substantially all of our net DTAs, as the cumulative losses in recent years represented a significant piece of negative evidence. However, due to the recent and projected future profitability of our U.S. operations, arising from the continued growth of the BioNeurology business in the United States, we believe there is evidence to support the generation of sufficient future income to conclude that most U.S. DTAs are more likely than not to be realized in future years. Accordingly, $236.6 million of the U.S. valuation allowance was released during 2008.

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

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2009-16 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” which is effective for financial statements issued for fiscal years beginning on or after November 15, 2009. This update provides guidance on transfers of financial assets. It amends previous guidance to remove the concept of a qualifying special-purpose entity and its exemption from consolidation in the transferor’s financial statements. This update also establishes conditions for reporting a transfer of a portion of a financial asset as a sale, modifies the financial-asset derecognition criteria, revises how interests retained by the transferor in a sale of financial assets are initially measured, removes the guaranteed mortgage securitization recharacterization provisions, and requires additional disclosures. We do not expect that the adoption of ASU No. 2009-16 will have a material impact on our financial position or results of operations.

In August 2009, the FASB issued ASU No. 2009-05, “Measuring Liabilities at Fair Value,” in relation to the fair value measurement of liabilities that is effective for financial statements issued for fiscal years beginning after August 27, 2009. The update addresses practice difficulties caused by the tension between fair-value measurements based on the price that would be paid to transfer a liability to a new obligor and contractual or legal requirements that prevent such transfers from taking place. We do not expect that the adoption of ASU No. 2009-05 will have a material impact on our financial position or results of operations.

In October 2009, the FASB issued ASU No. 2009-14 “Certain Revenue Arrangements that Include Software Elements,” which is effective for financial statements issued for fiscal years beginning on or after June 15, 2010. This update addresses the accounting for revenue transactions involving software. Currently, that guidance applies to revenue arrangements for products or services that include software that is “more-than-incidental” to the products or services as a whole. This update amends the guidance to exclude from its scope tangible products that contain both software and non-software components that function together to deliver a product’s essential functionality. We do not expect that the adoption of ASU No. 2009-14 will have a material impact on our financial position or results of operations.

In October 2009, the FASB issued ASU No. 2009-13, “Multiple-Deliverable Revenue Arrangements,” which is effective for financial statements issued for fiscal years beginning on or after June 15, 2010. This update sets forth requirements that must be met for an entity to recognize revenue from the sale of a delivered item that is part of a multiple-element arrangement when other items have not yet been delivered. One of those current requirements is that there be objective and reliable evidence of the standalone selling price of the undelivered items, which must be supported by either vendor-specific objective evidence (VSOE) or third-party evidence (TPE). This update eliminates the requirement that all undelivered elements have VSOE or TPE before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. In the absence of VSOE or TPE of the standalone selling price for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements. The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. Application of the “residual method” of allocating an overall arrangement fee between delivered and undelivered elements will no longer be permitted upon adoption of this update. Additionally, the new guidance will require entities to disclose more information about their multiple-element revenue arrangements. We do not expect that the adoption of ASU No. 2009-13 will have a material impact on our financial position or results of operations.

In October 2009, the FASB issued ASU No. 2009-15, “Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance,” which is effective for financial statements issued for fiscal years beginning on or after December 15, 2009. This update applies to an equity-classified share lending arrangement on an entity’s own shares when executed in contemplation of a convertible debt offering or other financing. The share lending arrangement is required to be measured at fair value and recognized as an issuance cost associated with the convertible debt offering or other financing. If counterparty default is probable, the share lender is required to recognize an expense equal to the then fair value of the unreturned shares, net of the fair value of probable recoveries. In addition, the loaned shares are excluded from basic and diluted earnings per share unless default of the share-lending arrangement occurs, at which time the loaned shares would be included in the common and diluted earnings-per-share calculation. If dividends on the loaned shares are not reimbursed to the entity, any amounts, including contractual (accumulated) dividends and participation rights in undistributed earnings, attributable to the loaned shares shall be deducted in computing income available to common shareholders, consistent with the “two-class” method. We do not expect that the adoption of ASU No. 2009-15 will have a material impact on our financial position or results of operations.

In December 2009, the FASB issued ASU No. 2009-17, “Amendments to FASB Interpretation No. 46 (R),” which is effective for financial statements issued for fiscal years beginning on or after November 15, 2009. This update provides guidance on the consolidation of variable interest entities. It eliminates the quantitative approach previously required for determining the primary beneficiary of a variable interest entity and requires ongoing qualitative reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. This update also requires additional disclosures about an enterprise’s involvement in variable interest entities. We do not expect that the adoption of ASU No. 2009-17 will have a material impact on our financial position or results of operations.

A.	RESULTS OF OPERATIONS

2009 Compared to 2008 and 2007 (in millions, except share and per share amounts)

				% Increase/(Decrease)
	2009	2008	2007	2009/2008	2008/2007

Product revenue	$1,094.3	$980.2	$728.6	12%	35%
Contract revenue	18.7	20.0	30.8	(7)%	(35)%

Total revenue	1,113.0	1,000.2	759.4	11%	32%
Cost of sales	560.7	493.4	337.9	14%	46%

Gross margin	552.3	506.8	421.5	9%	20%
Operating expenses:
Selling, general and administrative expenses	268.2	292.7	339.3	(8)%	(14)%
Research and development expenses	293.6	323.4	262.9	(9)%	23%
Net gain on divestment of business	(108.7)	—	—	100%	—
Other net charges	67.3	34.2	84.6	97%	(60)%

Total operating expenses	520.4	650.3	686.8	(20)%	(5)%

Operating profit/(loss)	31.9	(143.5)	(265.3)	(122)%	(46)%

Net interest and investment gains and losses:
Net interest expense	137.9	132.0	113.1	4%	17%
Net investment (gains)/losses	(0.6)	21.8	0.9	(103)%	2,322%
Net charge on debt retirement	24.4	—	18.8	100%	(100)%

Net interest and investment gains and losses	161.7	153.8	132.8	5%	16%

Net loss before income taxes	(129.8)	(297.3)	(398.1)	(56)%	(25)%
Provision for/(benefit from) income taxes	46.4	(226.3)	6.9	(121)%	(3,380)%

Net loss	$(176.2)	$(71.0)	$(405.0)	148%	(82)%

Basic and diluted net loss per Ordinary Share	$(0.35)	$(0.15)	$(0.86)	133%	(83)%

Total Revenue

Total revenue was $1.1 billion in 2009, $1.0 billion in 2008 and $759.4 million in 2007. Total revenue from our BioNeurology business increased 20% in 2009 and 51% in 2008, while revenue from our EDT business decreased 9% in 2009 and increased 2% in 2008. Total revenue is further analyzed between revenue from the BioNeurology and EDT business units.

				% Increase
	2009	2008	2007	2009/2008	2008/2007
	(In millions)

Revenue from the BioNeurology business	$837.1	$698.6	$463.9	20%	51%
Revenue from the EDT business	275.9	301.6	295.5	(9)%	2%

Total revenue	$1,113.0	$1,000.2	$759.4	11%	32%

Revenue from the BioNeurology business

Total revenue from our BioNeurology business increased 20% to $837.1 million from $698.6 million in 2008. The increase was primarily driven by a solid performance from Tysabri, which exceeded $1.0 billion in annual global in-market net sales in 2009, and more than offsets the reduced sales of Azactam and Maxipime.

In 2008, revenue from our BioNeurology business increased 51% to $698.6 million from $463.9 million in 2007. The increase was primarily due to the strong growth of Tysabri, which more than compensated for reduced sales of Maxipime, which was adversely impacted by the introduction of generic competition in 2007.

				% Increase/(Decrease)
	2009	2008	2007	2009/2008	2008/2007
	(In millions)

Product revenue:
Tysabri- U.S.	$508.5	$421.6	$217.4	21%	94%
Tysabri- ROW	215.8	135.5	14.3	59%	848%

Total Tysabri	724.3	557.1	231.7	30%	140%
Azactam	81.4	96.9	86.3	(16)%	12%
Prialt	16.5	16.5	12.3	—	34%
Maxipime	13.2	27.1	122.5	(51)%	(78)%
Royalties	1.7	1.0	1.8	70%	(44)%

Total product revenue	837.1	698.6	454.6	20%	54%
Contract revenue	—	—	9.3	—	(100)%

Total revenue from BioNeurology business	$837.1	$698.6	$463.9	20%	51%

Tysabri

Global in-market net sales of Tysabri can be analyzed as follows (in millions):

				% Increase
	2009	2008	2007	2009/2008	2008/2007

United States	$508.5	$421.6	$217.4	21%	94%
ROW	550.7	391.4	125.5	41%	212%

Total Tysabri in-market net sales	$1,059.2	$813.0	$342.9	30%	137%

Tysabri in-market net sales were $1,059.2 million in 2009, $813.0 million in 2008 and $342.9 million in 2007. The increases in 2009 and 2008 reflect strong patient demand across global markets. At the end of December 2009, approximately 48,800 patients were on therapy worldwide, including approximately 24,500 commercial patients in the United States and approximately 23,700 commercial patients in the ROW, representing an increase of 30% over the approximately 37,600 patients who were on therapy at the end of December 2008. At the end of December 2007, approximately 21,100 patients were on therapy worldwide.

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

As a result of the strong growth in Tysabri sales, in July 2008, we made an optional payment of $75.0 million to Biogen Idec in order to maintain an approximate 50% share of Tysabri for annual global in-market net sales of Tysabri that are in excess of $700.0 million. In addition, in December 2008, we exercised our option to pay a further $50.0 million milestone to Biogen Idec in order to maintain our percentage share of Tysabri at approximately 50% for annual global in-market net sales of Tysabri that are in excess of $1.1 billion. These payments were capitalized as intangible assets and have been and will be amortized on a straight-line basis over approximately 11 years. There are no further milestone payments required for us to retain our approximate 50% profit share.

Tysabri-U.S.

In the U.S. market, we recorded net sales of $508.5 million (2008: $421.6 million; 2007: $217.4 million). Almost all of these sales are in relation to the MS indication.

As of the end of December 2009, approximately 24,500 patients were on commercial therapy in the United States, which represents an increase of 21% since the end of December 2008. At the end of December 2007, approximately 12,900 were on commercial therapy.

On January 14, 2008, the FDA approved the sBLA for Tysabri for the treatment of patients with Crohn’s disease, and Tysabri was launched in this indication at the end of the first quarter of 2008. On December 12, 2008, we announced a realignment of our commercial activities in Tysabri for Crohn’s disease, shifting our efforts from a traditional sales model to a model based on clinical support and education.

Tysabri-ROW

As previously mentioned, in the ROW markets, Biogen Idec is responsible for distribution and we record as revenue our share of the profit or loss on ROW sales of Tysabri, plus our directly incurred expenses on these sales. In 2008, we recorded ROW revenue of $215.8 million (2008: $135.5 million; 2007: $14.3 million), which was calculated as follows (in millions):

				% Increase
	2009	2008	2007	2009/2008	2008/2007

ROW in-market sales by Biogen Idec	$550.7	$391.4	$125.5	41%	212%
ROW operating expenses incurred by Elan and Biogen Idec	(280.6)	(236.9)	(138.1)	18%	72%

ROW operating profit/(loss) generated/(incurred) by Elan and Biogen Idec	270.1	154.5	(12.6)	75%	1,326%

Elan’s 50% share of Tysabri ROW collaboration operating profit/(loss)	135.0	77.3	(6.3)	75%	1,327%
Elan’s directly incurred costs	80.8	58.2	20.6	39%	183%

Net Tysabri ROW revenue	$215.8	$135.5	$14.3	59%	848%

As of the end of December 2009, approximately 23,700 patients, principally in the European Union, were on commercial Tysabri therapy, an increase of 40% over the approximately 16,900 patients at the end of December 2008. At the end of December 2007, approximately 7,500 patients were on commercial therapy.

Other BioNeurology products

Azactam revenue decreased 16% to $81.4 million in 2009 from our 2008 sales level and increased 12% to $96.9 million in 2008 from our 2007 sales level. The decrease in 2009 was principally due to supply shortages and the increase in 2008 mainly reflected increased pricing. Azactam lost its patent exclusivity in October 2005. We will cease distributing Azactam as of March 31, 2010.

Prialt revenue was $16.5 million for 2009 and 2008, and $12.3 million for 2007. The increase in 2008 was primarily due to higher demand for the product. In 2009, we recorded an impairment charge of $30.6 million relating to the Prialt intangible asset. Prialt was launched in the United States in 2005. Revenues from this product have not met expectations and, consequently, we revised our sales forecast for Prialt and reduced the carrying value of the intangible asset to $14.6 million as of December 31, 2009. Refer to page 37 for additional information regarding this impairment.

Maxipime revenue decreased 51% to $13.2 million in 2009 from our 2008 sales level and decreased 78% to $27.1 million in 2008 from our 2007 sales level. The decreases in 2009 and 2008 were principally due to generic competition. We will cease distributing Maxipime as of September 30, 2010.

Revenue from the EDT business

Revenue from the EDT business decreased 9% to $275.9 million in 2009 and increased 2% to $301.6 million in 2008 from $295.5 million in 2007.

				% Increase/(Decrease)
	2009	2008	2007	2009/2008	2008/2007
	(In millions)

Product revenue:
Manufacturing revenue and royalties:
TriCor 145	$61.6	$67.7	$62.5	(9)%	8%
Skelaxin	34.9	39.7	39.3	(12)%	1%
Focalin XR/Ritalin LA	32.6	33.5	28.4	(3)%	18%
Verelan®	22.1	24.6	28.5	(10)%	(14)%
Other	106.0	116.1	110.8	(9)%	5%

Total manufacturing revenue and royalties	257.2	281.6	269.5	(9)%	4%
Amortized revenue — Adalat/Avinza	—	—	4.5	—	(100)%

Total product revenue	257.2	281.6	274.0	(9)%	3%
Contract revenue:
Research revenue and milestones	18.7	17.6	17.2	6%	2%
Amortized fees	—	2.4	4.3	(100)%	(44)%

Total contract revenue	18.7	20.0	21.5	(7)%	(7)%

Total revenue from the EDT business	$275.9	$301.6	$295.5	(9)%	2%

Manufacturing revenue and royalties comprise revenue earned from products we manufacture for clients and royalties earned principally on sales by clients of products that incorporate our technologies.

Manufacturing revenue and royalties decreased 9% to $257.2 million in 2009 from our 2008 sales level and increased 4% to $281.6 million in 2008 from our 2007 sales level. The decrease in 2009 was primarily due to the withdrawal of, or significantly decreased, promotional efforts by EDT’s clients in respect of Skelaxin and TriCor 145. Revenues were also impacted by the scheduled expiry of supply agreements for some smaller legacy products. The increase in 2008 primarily reflected growth across a number of products in our EDT portfolio and increased manufacturing activity.

Except as noted above, no other single product accounted for more than 10% of our manufacturing revenue and royalties in 2009, 2008 or 2007. In 2009, 47% of these revenues consisted of royalties received on products that we do not manufacture, consistent with 47% in both 2008 and 2007.

Potential generic competitors have challenged the existing patent protection for several of the products from which we earn manufacturing revenue and royalties. We and our clients defend our intellectual property rights vigorously. However, if these challenges are successful, our manufacturing revenue and royalties will be materially and adversely affected.

In June 2008, a jury ruled in the U.S. District Court for the District of Delaware that Abraxis BioScience, Inc. had infringed a patent owned by us in relation to the application of our NanoCrystal technology to Abraxane. The jury awarded us $55 million, applying a royalty rate of 6% to sales of Abraxane from January 2005 through June 13, 2008 (the date of the verdict). This award and damages associated with the continuing sales of the Abraxane product are subject to interest based upon the three-month Treasury Bill Rate. Consequently, we estimate the total amount of the award at December 31, 2009, including accrued interest, to be in excess of $80 million. We are awaiting a ruling by the Court on both parties’ post-trial motions. Consequently, pending final resolution of this matter, no settlement amount has been recognized in our financial statements as of and for the year ended December 31, 2009.

Our EDT business continued to make positive progress on its development pipeline with its clients, including:

•	In July 2009, Janssen, a division of Ortho-McNeil-Janssen Pharmaceuticals, announced the approval of Invega Sustenna, a once monthly atypical antipsychotic injection, by the FDA. The approval of Invega Sustenna was an important milestone as it marks the first long-acting injectable product approved by regulatory authorities using our NanoCrystal technology. Invega Sustenna is the fifth licensed product using the NanoCrystal technology for various formulations approved by the FDA. Janssen also announced it had submitted an MAA for paliperidone palmitate with the European Regulatory Agencies.

•	In October 2009, Emend was approved in Japan, thereby becoming the first Japanese product approval incorporating our NanoCrystal technology.

•	In January 2010, the FDA approved Ampyra as a treatment to improve walking in patients with MS. Ampyra will be marketed and distributed in the United States by Acorda and outside the United States by Biogen Idec. Ampyra is the first New Drug Application approved by the FDA for a product using EDT’s MXDAS technology and is the first medicine approved by the FDA indicated to improve walking speed in people with MS. In addition, in January 2010, Biogen Idec announced the submission of an MAA to the EMA for Fampridine-PR tablets. Biogen Idec also announced that it has filed an NDS with Health Canada. EDT will manufacture supplies of Ampyra for the global market at its Athlone, Ireland, facility, under an existing supply agreement with Acorda.

Amortized revenue — Adalat/Avinza

Amortized revenue of $4.5 million in 2007 related to the licensing to Watson Pharmaceuticals, Inc. (Watson) in 2002 of rights to our generic form of Adalat CC. The deferred revenue relating to Adalat CC was fully amortized by June 30, 2007.

Contract revenue

Contract revenue was $18.7 million in 2009, $20.0 million in 2008 and $21.5 million in 2007. Contract revenue consists of research revenue, license fees and milestones arising from R&D activities we perform on behalf of third parties. The changes between years in contract revenue were primarily due to the level of external R&D projects and the timing of when the milestones are earned.

Cost of Sales

Cost of sales was $560.7 million in 2009, compared to $493.4 million in 2008 and $337.9 million in 2007. The fluctuations in the gross profit margin of 50% in 2009, 51% in 2008 and 56% in 2007 principally reflect the change in the mix of product sales, including the impact of increasing sales of Tysabri (which has a lower reported gross margin than our other products) and decreasing sales of Maxipime and Azactam. The gross margin increased by 9% in 2009 ($552.3 million), compared to 2008 ($506.8 million), and by 20% in 2008, compared to 2007 ($421.5 million), due to increased gross margin earned from higher sales of Tysabri more than replacing loss of gross margin from reduced sales of Azactam and Maxipime.

The Tysabri gross profit margin of 45% in 2009 (2008: 42%; 2007: 32%) is impacted by the profit sharing and operational arrangements in place with Biogen Idec and reflects our gross margin on sales of the product in the United States of 37% in 2009 (2008: 37%; 2007: 36%), and our reported gross margin on ROW sales of 63% (2008: 58%; 2007: (33)%). The ROW gross margin reflects our share of the profit or loss on ROW sales plus our directly incurred expenses on these sales, offset by the inclusion in cost of sales of royalties payable by us on sales of Tysabri outside of the United States. These royalties are payable by us but reimbursed by the collaboration.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses were $268.2 million in 2009, $292.7 million in 2008 and $339.3 million in 2007. The decrease of 8% in total SG&A expenses in 2009, compared to 2008, principally reflects lower headcount from the reduction of support activities as a result of a redesign of the R&D organization in 2009, lower legal litigation costs, along with continued cost control.

The decrease of 14% in total SG&A expenses in 2008, compared to 2007, principally reflected reduced sales and marketing costs resulting from the restructuring of our commercial infrastructure related to the approval of a generic form of Maxipime in June 2007 and the anticipated approval of a generic form of Azactam, along with reduced amortization expense following the impairment of our Maxipime and Azactam intangible assets. The SG&A expenses related to the Tysabri ROW sales are reflected in the Tysabri ROW revenue as previously described.

Research and Development Expenses

R&D expenses were $293.6 million in 2009, $323.4 million in 2008 and $262.9 million in 2007. The decrease of 9% in 2009, compared to 2008, primarily relates to the cost savings as a result of the divestment of AIP and the timing of spend on our key R&D programs. R&D expenses in 2009 included $87.0 million (2008: $109.5 million; 2007: $53.5 million) in relation to AIP. The increase of 23% in 2008, compared to 2007, was primarily due to increased expenses associated with the progression of the Alzheimer’s disease programs, including the advancement of bapineuzumab into Phase 3 clinical trials and the advancement of ELND005 into Phase 2 clinical trials.

Net Gain on Divestment of Business

As part of the Johnson & Johnson Transaction in September 2009, Janssen AI acquired substantially all of the assets and rights related to our AIP collaboration with Wyeth (which has been acquired by Pfizer). Johnson & Johnson has also committed to fund up to $500.0 million towards the further development and commercialization of AIP. In consideration for the transfer of these assets and rights, we received a 49.9% equity interest in Janssen AI. We are entitled to a 49.9% share of the future profits of Janssen AI and certain royalty payments upon the commercialization of products under the AIP collaboration. Our equity interest in Janssen AI has been recorded as an equity method investment on the Consolidated Balance Sheet at December 31, 2009, at a carrying amount of $235.0 million.

The net gain on divestment of the AIP business in 2009 amounted to $108.7 million and was calculated as follows (in millions):

Investment in Janssen AI(1)	$235.0
Intangible assets(2)	(68.0)
Biologics and fill-finish impairment(3)	(41.2)
Transaction costs	(16.8)
Share based compensation	1.2
Other	(1.5)

Net gain on divestment of business	$108.7

(1)	The investment in Janssen AI was recorded at the estimated fair value of $235.0 million as of the date of the transaction.

(2)	Includes goodwill of $10.3 million allocated to the AIP business.

(3)	As a result of the disposal of the AIP business, we re-evaluated the longer term biologics manufacturing and fill-finish requirements, and consequently recorded a non-cash asset impairment charge related to these activities of $41.2 million.

The estimated fair value of the investment in Janssen AI was based on the fair value of the AIP assets and rights that were divested, which was estimated using a discounted cash flow model. The inputs used in this model reflected management’s estimates of assumptions that market participants would use in valuing the AIP business. These assumptions included the forecasting of future cash flows, the probability of clinical success, the probability of commercial success, and the estimated cost of capital.

We did not divest any businesses in 2008 or 2007.

Other Net Charges

The principal items classified as other net charges include intangible asset impairment charges, severance, restructuring and other costs, other asset impairment charges, acquired in-process research and development costs, legal settlements and awards and the write-off of deferred transaction costs. These items have been treated consistently from period to period. We believe that disclosure of significant other charges is meaningful because it provides additional information in relation to analyzing certain items.

	2009	2008	2007
	(In millions)

(a) Intangible asset impairment charges	$30.6	$—	$52.2
(b) Severance, restructuring and other costs	29.7	22.0	32.4
(c) Other asset impairment charges	15.4	—	—
(d) Acquired in-process research and development costs	5.0	—	—
(e) Legal settlements and awards	(13.4)	4.7	—
(f) Write-off of deferred transaction costs	—	7.5	—

Total other net charges	$67.3	$34.2	$84.6

(a) Intangible asset impairment charges

During 2009, we recorded a non-cash impairment charge of $30.6 million relating to the Prialt intangible asset. Prialt was launched in the United States in 2005. Revenues from this product have not met expectations and, consequently, we revised our sales forecast for Prialt and reduced the carrying value of the intangible asset to $14.6 million.

During 2007, we incurred a non-cash impairment charge of $52.2 million related to the Maxipime and Azactam intangible assets. As a direct result of the approval of a first generic form of Maxipime in June 2007 and the anticipated approval of a generic form of Azactam, we revised the projected future cumulative undiscounted cash flows. The revised projected cumulative undiscounted cash flows were lower than the intangible assets’ carrying amount thus indicating the intangible assets were not recoverable. Consequently, the impairment charge was calculated as the excess of the carrying amount over the discounted net present value. The remaining net intangible assets’ carrying amount was amortized, on a straight-line basis, through December 31, 2007.

(b) Severance, restructuring and other costs

During 2009, we incurred severance and restructuring charges of $29.7 million principally associated with the strategic redesign and realignment of the R&D organization within our BioNeurology business and reduction of related support activities.

During 2008, we incurred severance, restructuring and other costs of $22.0 million related primarily to the realignment of our commercial activities in Tysabri for Crohn’s disease and the announced closure of our offices in New York and Tokyo, which occurred in the first half of 2009.

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

(c) Other asset impairment charges

In the first half of 2009, we incurred an asset impairment charge of $15.4 million primarily associated with the postponement of our biologics manufacturing activities. Subsequently, as a result of the disposal of the AIP business in September 2009, we re-evaluated the longer term biologics manufacturing requirements and the remaining carrying amount of these assets was written off. This impairment charge was recorded as part of the net gain on divestment of business. For additional information on the net gain on divestment of business, refer to Note 5.

(d) Acquired in-process research and development costs

The acquired in-process research and development charge of $5.0 million is in relation to a license fee incurred in June 2009 under a collaboration agreement entered into with PharmatrophiX to research, develop and commercialize the neurological indications of PharmatrophiX’s portfolio of compounds targeting the p75 neurotrophin receptor.

(e) Legal settlements and awards

The net legal awards and settlement amount of $13.4 million in 2009 is comprised of a legal award of $18.0 million received from Watson and a legal settlement amount of $4.6 million in December 2009 relating to nifedipine antitrust litigation. The $18.0 million legal award related to an agreement with Watson to settle litigation with respect to Watson’s marketing of a generic version of Naprelan. As part of the settlement, Watson stipulated that our patent at issue is valid and enforceable and that Watson’s generic formulations of Naprelan infringed our patent.

Following a settlement in late 2007 with the indirect purchaser class of the nifedipine antitrust litigation, in December 2009 we entered into a separate settlement agreement with the individual direct purchasers, resulting in a dismissal of this second segment of the litigation and the payment of a legal settlement amount of $4.6 million.

The legal settlement amount of $4.7 million, net of insurance coverage, in 2008 relates to several shareholder class action lawsuits, commencing in 1999 against Dura Pharmaceuticals, Inc., one of our subsidiaries, and various then-current or former officers of Dura. The actions, which alleged violations of the U.S. federal securities laws, were consolidated and sought damages on behalf of a class of shareholders who purchased Dura common stock during a defined period. The settlement was finalized in 2009 without admission of fault by Dura.

(f) Write-off of deferred transaction costs

During 2008, we wrote off $7.5 million of deferred transaction costs related to the completed evaluation of the strategic options associated with the potential separation of our EDT business.

Net Interest Expense

Net interest expense was $137.9 million in 2009, $132.0 million in 2008 and $113.1 million in 2007. The increase of 4% in 2009, as compared to 2008, was primarily due to decreased interest income as a result of lower interest rates and net foreign exchange losses, partially offset by lower debt interest expense as a result of lower interest rates associated with the senior floating rate notes due November 15, 2011 (Floating Rate Notes due 2011) and the senior floating rate notes due December 1, 2013 (Floating Rate Notes due 2013).

The increase of 17% in 2008, as compared to 2007, was primarily due to decreased interest income as a result of lower cash balances and reduced interest rates, partially offset by lower debt interest expense as a result of lower interest rates associated with the Floating Rate Notes due 2011 and the Floating Rate Notes due 2013.

Net Investment (Gains)/Losses

Net investment gains were $0.6 million in 2009, compared to net losses of $21.8 million in 2008 and net losses of $0.9 million in 2007. The net investment gains in 2009 primarily related to gains realized from a fund that had previously been reclassified from cash equivalents to investments due to dislocations in the capital markets. We fully redeemed our remaining holding in this fund during 2009. The net investment losses in 2008 were primarily comprised of impairment charges of $20.2 million (2007: $6.1 million) and $1.0 million in net realized losses on the sale of investment securities (2007: $6.6 million net gain).

We did not record any impairment charges in relation to investment securities during 2009. In 2008, we recorded a net impairment charge of $10.9 million (2007: $Nil) related to an investment in the fund described above. The remaining impairment charges in 2008 were comprised of $6.0 million (2007: $5.0 million) related to an investment in auction rate securities (ARS) and $3.3 million (2007: $1.1 million) related to various investments in emerging pharmaceutical and biotechnology companies.

At December 31, 2009, we had, at face value, $11.4 million (2008: $11.4 million) of principal invested in ARS, held at a carrying amount of $0.4 million (2008: $0.4 million), which represents interests in collateralized debt obligations with long-term maturities through 2043 supported by U.S. residential mortgages, including sub-prime mortgages. The ARS, which historically had a liquid market and had their interest rates reset monthly through dutch auctions, have continued to fail at auction since September 2007 as a result of the ongoing dislocations experienced in the capital markets. In addition, the ARS, which had AAA/Aaa credit ratings at the time of purchase, were downgraded to CCC-/B1*- ratings in 2008. At December 31, 2009, the estimated fair value of the ARS was $0.4 million (2008: $0.4 million). While interest continues to be paid by the issuers of the ARS, due to the significant and prolonged decline in the fair value of the ARS below their carrying amount, we concluded that these securities experienced an other-than-temporary decline in fair value and recorded an impairment charge of $6.0 million in 2008 (2007: $5.0 million). We did not record an impairment charge relating to the ARS in 2009.

The framework used for measuring the fair value of our investment securities, including the ARS, is described in Note 26 to the Consolidated Financial Statements.

In 2008, the $1.0 million in net losses on the sale of investment securities includes losses of $1.4 million associated with the disposal of the fund described above.

In 2007, the $6.6 million in gains on the sale of investment securities includes gains on sale of securities of Adnexus Therapeutics, Inc. of $3.0 million and Women’s First Healthcare, Inc. of $1.3 million.

Net charge on debt retirement

During 2009, we redeemed the 7.75% Notes in full and recorded a net charge on debt retirement of $24.4 million, comprised of an early redemption premium of $16.4 million, write-off of unamortized deferred financing costs of $6.7 million and transaction costs of $1.3 million.

In December 2006, we issued an early redemption notice for the 7.25% senior notes (Athena Notes). In January 2007, the remaining aggregate principal amount of $613.2 million of the Athena Notes was redeemed and the related $300.0 million of interest rate swaps were cancelled. As a result, we incurred a net charge on debt retirement of $18.8 million in 2007.

Provision for/(Benefit from) Income Taxes

We had a net tax provision of $46.4 million for 2009, compared to a net tax benefit of $226.3 million in 2008 and a net tax provision of $6.9 million for 2007.

The overall tax provision for 2009 was $50.0 million (2008: $228.7 million benefit; 2007: $5.1 million provision). Of this amount $3.6 million was deducted from shareholders’ equity (2008: $2.4 million added; 2007: $1.8 million added) to reflect the net shortfalls related to equity awards. The remaining $46.4 million provision (2008: $226.3 million benefit; 2007: $6.9 million provision) is allocated to ordinary activities.

The 2009 tax provision reflects federal alternative minimum taxes (AMT) and state taxes, income derived from Irish Patents, other taxes at standard rates in jurisdictions in which we operate, foreign withholding tax and includes a deferred tax expense of $36.8 million for 2009 (2008: $236.6 million benefit; 2007: $1.3 million benefit) primarily related to the DTA recognized in 2008 as the underlying loss carryforwards and other DTAs are utilized to shelter taxable income in the United States.

We released $236.6 million of the U.S. valuation allowance during 2008. A valuation allowance is required for DTAs if, based on available evidence, it is more likely than not that all or some of the asset will not be realized due to the inability to generate sufficient future taxable income. Previously, because of cumulative losses in the year ended December 31, 2007 and the two preceding years, we determined it was necessary to maintain a valuation allowance against substantially all of our net DTAs, as the cumulative losses in recent years represented a significant piece of negative evidence. However, as a result of the U.S. business generating cumulative earnings for the three years ended December 31, 2008 and projected recurring U.S. profitability arising from the continued growth of the BioNeurology business in the United States, there was evidence to support the generation of sufficient future taxable income to conclude that most U.S. DTAs are more likely than not to be realized in future years. Our U.S. business carries out a number of activities that are remunerated on a cost-plus basis, therefore future U.S. profitability is expected. As part of our assessment in 2009 we updated our detailed future income forecasts for the U.S. business, which cover the period through 2019 and demonstrate significant future recurring profitability. The cumulative level of taxable income required to realize the federal DTAs is approximately $417.0 million and approximately $930.0 million to realize the state DTAs. U.S. pre-tax book income for 2009 was $163.1 million and the quantum of projected earnings is significantly in excess of the pre-tax income necessary to realize the DTAs. The DTAs’ recoverability is not dependent on material improvements over present levels of pre-tax income for the U.S. business, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other non-routine transactions. In weighing up the positive and negative evidence for releasing the valuation allowance we considered future taxable income exclusive of reversing temporary differences and carry-forwards; the timing of future reversals of existing taxable temporary differences; the expiry dates of operating losses and tax credit carry-forwards and various other factors which may impact on the level of future profitability in the United States. Accordingly, there was no need to materially alter our valuation allowance in the United States during 2009.

Adjusted EBITDA — Non-GAAP Financial Information

	2009	2008	2007	2006	2005
	(In millions)

Net loss	$(176.2)	$(71.0)	$(405.0)	$(267.3)	$(383.6)
Net interest expense	137.9	132.0	113.1	111.5	125.7
Provision for/(benefit from) income taxes	46.4	(226.3)	6.9	(9.0)	1.0
Depreciation and amortization	75.0	70.1	118.3	135.6	130.8
Amortized fees, net	(0.2)	(2.5)	(11.4)	(44.0)	(50.2)

EBITDA	82.9	(97.7)	(178.1)	(73.2)	(176.3)
Share based compensation	31.0	46.0	43.4	47.1	—
Net gain on divestment of businesses and products	(108.7)	—	—	(43.1)	(103.4)
Other net charges/(gains)	67.3	34.2	84.6	(20.3)	4.4
Net investment (gains)/losses	(0.6)	21.8	0.9	(1.6)	7.2
Net charge on debt retirement	24.4	—	18.8	—	51.8
Net income from discontinued operations	—	—	—	—	(0.6)

Adjusted EBITDA	$96.3	$4.3	$(30.4)	$(91.1)	$(216.9)

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) and Adjusted EBITDA are non-GAAP measures of operating results. Elan’s managements use these measures to evaluate our operating performance and they are among the factors considered as a basis for our planning and forecasting for future periods. We believe that EBITDA and Adjusted EBITDA are measures of performance used by some investors, equity analysts and others to make informed investment decisions.

Adjusted EBITDA is defined as EBITDA plus or minus share-based compensation, net gain on divestment of businesses or products, other net charges or gains, net investment gains or losses, net charge on debt retirement and net income from discontinued operations. EBITDA and Adjusted EBITDA are not presented as, and should not be considered alternative measures of, operating results or cash flows from operations, as determined in accordance with U.S. GAAP. Reconciliations of EBITDA and Adjusted EBITDA to net loss are set out in the table above.

In 2009, we reported Adjusted EBITDA of $96.3 million, compared to Adjusted EBITDA of $4.3 million in 2008. The improvement reflects the 11% increase in revenue and the resulting increase in gross margin, combined with the 9% decrease in combined SG&A and R&D expenses, and reflects the significant operating leverage associated with Tysabri, where revenue increased 30% to $724.3 million for 2009 from $557.1 million for 2008.

In 2008, we reported Adjusted EBITDA of $4.3 million, compared to Adjusted EBITDA losses of $30.4 million in 2007. The improvement in Adjusted EBITDA reflects the improved operating performance in 2008, driven by a 32% increase in revenue while combined SG&A and R&D expenses increased by only 2%, and reflects the strong performance of Tysabri, where revenue increased 140% to $557.1 million for 2008 from $231.7 million for 2007.

SEGMENT ANALYSIS

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (CODM). Our CODM has been identified as Mr. G. Kelly Martin, chief executive officer. Our business is organized into two business units: BioNeurology and EDT, and our chief executive officer reviews the business from this perspective. BioNeurology engages in research, development and commercial activities primarily in the areas of Alzheimer’s disease, Parkinson’s disease, MS, Crohn’s disease and severe chronic pain. EDT is an established, profitable, integrated drug delivery business unit of Elan, which has been applying its skills and knowledge in product development and drug delivery technologies to enhance the performance of dozens of drugs that have been marketed worldwide.

For additional information on our current operations, refer to Item 4.B. “Business Overview.”

Analysis of Results of Operations by Segment

BIONEUROLOGY (in millions)

				% Increase/(Decrease)
	2009	2008	2007	2009/2008	2008/2007

Product revenue	$837.1	$698.6	$454.6	20%	54%
Contract revenue	—	—	9.3	—	(100)%

Total revenue	837.1	698.6	463.9	20%	51%
Cost of sales	444.4	369.7	223.7	20%	65%

Gross margin	392.7	328.9	240.2	19%	37%
Operating expenses:
Selling, general and administrative expenses	232.3	248.2	294.8	(6)%	(16)%
Research and development expenses	246.1	275.8	214.5	(11)%	29%
Net gain on divestment of business	(108.7)	—	—	100%	—
Other net charges	61.6	34.2	81.0	80%	(58)%

Total operating expenses	431.3	558.2	590.3	(23)%	(5)%

Operating loss	$(38.6)	$(229.3)	$(350.1)	(83)%	(35)%

Total Revenue

Refer to page 46 for additional discussion on revenue from our BioNeurology business.

Cost of Sales

Cost of sales was $444.4 million in 2009, compared to $369.7 million in 2008 and $223.7 million in 2007. The gross profit margin was 47% in 2009, 47% in 2008 and 52% in 2007. The gross profit margin was consistent in 2009, compared to 2008. The decreases in the gross profit margin in 2008 and 2007 were principally due to the change in the mix of product sales, including the impact of Tysabri and Maxipime as described previously.

Selling, General and Administrative Expenses

SG&A expenses were $232.3 million in 2009, $248.2 million in 2008 and $294.8 million in 2007. The decrease of 6% in total SG&A expenses in 2009, compared to 2008, principally reflects lower headcount from the reduction of support activities, along with continued cost control.

The decrease of 16% in total SG&A expenses in 2008, compared to 2007, principally reflected reduced sales and marketing costs resulting from the restructuring of our commercial infrastructure related to the approval of a generic form of Maxipime in June 2007 and the anticipated approval of a generic form of Azactam, along with reduced amortization expense following the impairment of our Maxipime and Azactam intangible assets.

Research and Development Expenses

R&D expenses were $246.1 million in 2009, $275.8 million in 2008 and $214.5 million in 2007. The decrease of 11% in 2009, compared to 2008, primarily relates to the cost savings as a result of the divestment of AIP and the timing of spend on our key R&D programs. R&D expenses in 2009 included $87.0 million (2008: $109.5 million; 2007: $53.5 million) in relation to AIP.

The increase in R&D expenses of 29% in 2008 was primarily due to increased expenses associated with the progression of the Alzheimer’s disease programs, including the advancement of bapineuzumab into Phase 3 clinical trials and the advancement of ELND005 into Phase 2 clinical trials.

Net Gain on Divestment of Business

The net gain recorded on the divestment of substantially all of the assets and rights related to our AIP collaboration with Wyeth (which has been acquired by Pfizer) to Janssen AI amounted to $108.7 million. Refer to page 50 for additional discussion on the net gain on divestment of this business.

We did not divest any businesses in 2008 or 2007.

Other Net Charges

	2009	2008	2007
	(In millions)

(a) Intangible asset impairment charges	$30.6	$—	$52.2
(b) Severance, restructuring and other costs	24.0	22.0	28.8
(c) Other asset impairment charges	15.4	—	—
(d) Acquired in-process research and development costs	5.0	—	—
(e) Legal settlements and awards	(13.4)	4.7	—
(f) Write-off of deferred transaction costs		7.5	—

Total other net charges	$61.6	$34.2	$81.0

Refer to page 51 for additional discussion on other net charges from our BioNeurology business.

ELAN DRUG TECHNOLOGIES (in millions)

				% Increase/(Decrease)
	2009	2008	2007	2009/2008	2008/2007

Product revenue	$257.2	$281.6	$274.0	(9)%	3%
Contract revenue	18.7	20.0	21.5	(7)%	(7)%

Total revenue	275.9	301.6	295.5	(9)%	2%
Cost of sales	116.3	123.7	114.2	(6)%	8%

Gross margin	159.6	177.9	181.3	(10)%	(2)%
Operating expenses:
Selling, general and administrative expenses	35.9	44.5	44.5	(19)%	—
Research and development expenses	47.5	47.6	48.4	—	(2)%
Other net charges/(gains)	5.7	—	3.6	100%	(100)%

Total operating expenses	89.1	92.1	96.5	(3)%	(5)%

Operating income	$70.5	$85.8	$84.8	(18)%	1%

Total Revenue

Refer to page 48 for additional discussion on revenue from our EDT business.

Cost of Sales

Cost of sales was $116.3 million in 2009, compared to $123.7 million in 2008 and $114.2 million in 2007. The gross profit margin was 58% in 2009, 59% in 2008 and 61% in 2007. The decrease in gross profit margin in 2009, as compared to 2008, was primarily due to the reduction in manufacturing revenue and royalties. The decrease in the gross profit margin in 2008, as compared to 2007, was principally as a result of changes in product mix and reduced amortized fees. In 2009, our royalties on products that we do not manufacture were 47% of total manufacturing revenue and royalties (2008: 47%; 2007: 47%).

Selling, General and Administrative Expenses

SG&A expenses were $35.9 million in 2009, $44.5 million in 2008 and $44.5 million in 2007. The decrease of 19% in SG&A expenses in 2009, compared to 2008, principally reflects lower litigation costs, along with continued cost control. The levels of spend were consistent in 2008 and 2007.

Research and Development Expenses

R&D expenses were largely flat over the three years at $47.5 million in 2009, $47.6 million in 2008 and $48.4 million in 2007.

Other Net Charges

During 2009, we incurred severance, restructuring and other costs of $5.7 million (2008: $Nil; 2007: $3.6 million), arising from the realignment of resources to meet our business structure.

B.	Liquidity and Capital Resources

Cash and Cash Equivalents, Liquidity and Capital Resources

Our liquid and capital resources at December 31 were as follows (in millions):

			Increase/
	2009	2008	(Decrease)

Cash and cash equivalents	$836.5	$375.3	123%
Restricted cash — current	16.8	20.2	(17)%
Investment securities — current	7.1	30.5	(77)%
Shareholders’ equity/(deficit)	494.2	(232.2)	(313)%
Total debt	1,540.0	1,765.0	(13)%

We have historically financed our operating and capital resource requirements through cash flows from operations, sales of investment securities and borrowings. We consider all highly liquid deposits with a maturity on acquisition of three months or less to be cash equivalents. Our primary source of funds as of December 31, 2009, consisted of cash and cash equivalents of $836.5 million, which excludes current restricted cash of $16.8 million, and current investment securities of $7.1 million. Cash and cash equivalents primarily consist of bank deposits and holdings in U.S. Treasuries funds.

At December 31, 2009, our shareholders’ equity was $494.2 million, compared to a deficit of $232.2 million at December 31, 2008. The movement is primarily due to the $885.0 million investment from Johnson & Johnson in exchange for newly issued ADRs of Elan and adjustments to additional paid-in-capital relating to employee stock issuances and share-based compensation expense, partially offset by the net loss incurred during the year and $17.0 million in transaction costs attributable to the Johnson & Johnson ADR issuance. The net loss for 2009 included a net gain on divestment of the AIP business of $108.7 million.

On January 13, 2009, we announced that our Board of Directors had engaged an investment bank to conduct, in conjunction with executive management and other external advisors, a review of our strategic alternatives. The purpose of the engagement was to secure access to financial resources and commercial infrastructure that would enable us to accelerate the development and commercialization of our extensive pipeline and product portfolio while maximizing the ability of our shareholders to participate in the resulting longer term value creation.

On September 17, 2009, we completed the Johnson & Johnson Transaction, (as previously discussed), and subsequent to the completion of this transaction, we announced a cash tender offer for the outstanding $850.0 million in aggregate principal amount of the 7.75% Notes. The 7.75% Notes were fully redeemed by the end of December 2009. In addition, we completed the offering and sale of $625.0 million in aggregate principal amount of the 8.75% Notes.

Under the terms of our debt, we are required to either reinvest $235.0 million of the proceeds received from the Johnson & Johnson Transaction in our business, or if not reinvested, make a pro-rata offer to repurchase a portion of our debt at par.

Following completion of the strategic review and the debt refinancing, our total debt has been reduced from $1,765.0 million at December 31, 2008, to $1,540.0 million at December 31, 2009, and the weighted average maturity of our debt was extended by approximately 70%, from 35 months prior to the debt refinancing to 60 months after the debt refinancing.

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

We commit substantial resources to our R&D activities, including collaborations with third parties such as Biogen Idec for the development of Tysabri and Transition for Alzheimer’s disease. We expect to commit significant cash resources to the development and commercialization of products in our development pipeline.

We continually evaluate our liquidity requirements, capital needs and availability of resources in view of, among other things, alternative uses of capital, debt service requirements, the cost of debt and equity capital and estimated future operating cash flow. We may raise additional capital; restructure or refinance outstanding debt; repurchase material amounts of outstanding debt (including the Floating Rate Notes due 2011; the 8.875% senior notes due December 1, 2013 (8.875% Notes); the Floating Rate Notes due 2013 and the 8.75% Notes); consider the sale of interests in subsidiaries, investment securities or other assets or the rationalization of products; or take a combination of such steps or other steps to increase or manage our liquidity and capital resources. Any such actions or steps, including any repurchase of outstanding debt, could be material. In the normal course of business, we may investigate, evaluate, discuss and engage in future company or product acquisitions, capital expenditures, investments and other business opportunities. In the event of any future acquisitions, capital expenditures, investments or other business opportunities, we may consider using available cash or raising additional capital, including the issuance of additional debt.

Cash Flow Summary

	2009	2008	2007
	(In millions)

Net cash used in operating activities	$(86.3)	$(194.3)	$(167.5)
Net cash provided by/(used in) investing activities	(56.8)	94.5	(318.1)
Net cash provided by/(used in) financing activities	604.1	51.5	(599.7)
Effect of exchange rate changes on cash	0.2	0.1	(1.8)

Net increase/(decrease) in cash and cash equivalents	461.2	(48.2)	(1,087.1)

Cash and cash equivalents at beginning of year	375.3	423.5	1,510.6

Cash and cash equivalents at end of year	$836.5	$375.3	$423.5

Operating Activities

The components of net cash used in operating activities at December 31 were as follows:

	2009	2008	2007
	(In millions)

Net interest and tax	$(141.9)	$(135.2)	$(114.7)
Divestment of business	(18.5)	—	—
Other net charges	(18.8)	(31.5)	(29.5)
Other operating activities	96.3	4.2	(30.4)
Working capital (increase)/decrease	(3.4)	(31.8)	7.1

Net cash used in operating activities	$(86.3)	$(194.3)	$(167.5)

Net cash used in operating activities was $86.3 million in 2009 (2008: $194.3 million; 2007: $167.5 million).

Net interest and tax are discussed further on page 53 for net interest expense and on page 54 for income taxes. The interest and tax expenses within net cash used in operating activities exclude net non-cash charges of $42.4 million in 2009 (2008: gains of $229.5 million; 2007: charges of $5.3 million), comprised of net non-cash interest expenses of $5.6 million in 2009 (2008: $5.0 million; 2007: $4.8 million) and a net non-cash tax charge of $36.8 million (2008: benefit of $234.5 million; 2007: charge of $0.5 million).

The divestment of business charge of $18.5 million includes the transaction costs and other cash charges related to the divestment of the AIP business to Janssen AI in 2009.

The other net charges of $18.8 million in 2009 (2008: $31.5 million; 2007: $29.5 million) were principally related to the other net charges described on pages 51 to 52, adjusted to exclude non-cash other charges of $48.5 million in 2009 (2008: $2.7 million; 2007: $55.1 million).

The improvement in net cash inflow from other operating activities from $4.2 million in 2008 to $96.3 million in 2009 reflects the 11% increase in revenue and the resulting increase in gross margin, combined with the 9% decrease in combined SG&A and R&D expenses, and reflects the significant operating leverage associated with Tysabri, where revenue increased 30% to $724.3 million for 2009 from $557.1 million for 2008.

The improvement in net cash flow from other operating activities from a $30.4 million outflow in 2007 to an inflow of $4.2 million in 2008 was primarily due to improved operating performance driven by a 32% increase in revenue while combined SG&A and R&D expenses increased by only 2%, reflecting the improved performance from Tysabri, where product revenue increased 140% to $557.1 million for 2008 from $231.7 million for 2007.

The working capital increase in 2009 of $3.4 million was primarily driven by Tysabri sales, partially offset by a decrease in royalty receivables due to the timing of payments. The working capital increase in 2008 of $31.8 million was primarily driven by the increase in Tysabri sales. The working capital decrease in 2007 of $7.1 million was primarily driven by a decrease in prepaid and other assets of $60.3 million (principally related to a $49.8 million arbitration award, paid by King Pharmaceuticals, Inc. in January 2007), offset by the increase in Tysabri sales.

Investing Activities

Net cash used in investing activities was $56.8 million in 2009. The primary components of cash used in investing activities were the $50.0 million optional payment made to Biogen Idec in order to maintain an approximate 50% share of Tysabri for annual global in-market net sales of Tysabri that are in excess of $1.1 billion and additional capital expenditure of $45.9 million, partially offset by proceeds of $7.3 million from the disposal of property, plant and equipment and proceeds of $28.9 million from the liquidation of an investment in a fund that had been reclassified from cash equivalents to investments due to dislocations in the capital markets. We fully redeemed our remaining holding in this fund during 2009.

Net cash provided by investing activities was $94.5 million in 2008. The primary components of cash provided by investing activities were proceeds of $236.1 million from the sale of investment securities, principally relating to liquidations of an investment in the fund described above, and capital expenditure of $137.9 million. Included within capital expenditures was a $75.0 million optional payment made to Biogen Idec in order to maintain an approximate 50% share of Tysabri for annual global in-market net sales of Tysabri that are in excess of $700.0 million.

Net cash used in investing activities was $318.1 million in 2007. The primary component of cash used in investing activities was a transfer of $305.9 million relating to the fund that was reclassified from cash equivalents to investments in December 2007.

Financing Activities

Net cash provided by financing activities of $604.1 million in 2009 was primarily comprised of net proceeds of $868.0 million (net of $17.0 million in transaction costs) from the investment by Johnson & Johnson, and the net proceeds of $603.0 million (net of $22.0 million in transaction costs and original issue discount) from the issuance of the 8.75% Notes, partially offset by total payments of $867.8 million (including $17.8 million of an early redemption premium and transaction costs) related to the early redemption of the 7.75% Notes.

Net cash provided by financing activities of $51.5 million in 2008 was primarily comprised of the net proceeds from employee stock issuances of $50.0 million.

Net cash used in financing activities totaled $599.7 million in 2007, primarily reflecting the repayment of loans and capital lease obligations of $629.6 million (principally the redemption of the $613.2 million of the Athena Notes), partially offset by $28.2 million of net proceeds from employee stock issuances.

Debt Facilities

At December 31, 2009, we had outstanding debt of $1,540.0 million, which consisted of the following (in millions):

Floating Rate Notes due 2011	300.0
8.875% Notes	465.0
Floating Rate Notes due 2013	150.0
8.75% Notes	625.0

Total	$1,540.0

Our substantial indebtedness could have important consequences to us. For example, it does or could:

•	Increase our vulnerability to general adverse economic and industry conditions;

•	Require us to dedicate a substantial portion of our cash flow from operations to payments on indebtedness, thereby reducing the availability of our cash flow to fund R&D, working capital, capital expenditures, acquisitions, investments and other general corporate purposes;

•	Limit our flexibility in planning for, or reacting to, changes in our businesses and the markets in which we operate;

•	Place us at a competitive disadvantage compared to our competitors that have less debt; and

•	Limit our ability to borrow additional funds.

During 2009, as of December 31, 2009, and, as of the date of filing of this Form 20-F, we were not in violation of any of our debt covenants. For additional information regarding our outstanding debt, refer to Note 21 to the Consolidated Financial Statements.

Commitments and Contingencies

For information regarding commitments and contingencies, refer to Notes 28 and 29 to the Consolidated Financial Statements.

Capital Expenditures

We believe that our current and planned manufacturing, research, product development and corporate facilities will adequately meet our current and projected needs. In June and December 2007, we entered into lease agreements for two additional buildings in South San Francisco. The lease term for the first building commenced in March 2009 and the building is utilized for our R&D, sales and administrative functions. The lease for the second building commenced in January 2010 and, following the completion of the building fit out, will be utilized for our R&D, sales and administrative functions. We will use our resources to make capital expenditures as necessary from time to time and also to make investments in the purchase or licensing of products and technologies and in marketing and other alliances with third parties to support our long-term strategic objectives.

C.	Research and Development, Patents and Licenses, etc.

See Item 4.B. “Business Overview” for information on our R&D, patents and licenses, etc.

D.	Trend Information

See Item 4.B. “Business Overview” and Item 5.A. “Operating Results” for trend information.

E.	Off-Balance Sheet Arrangements

As of December 31, 2009, we have no unconsolidated special purpose financing or partnership entities or other off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, that are material to investors.

F.	Tabular Disclosure of Contractual Obligations

The following table sets out, at December 31, 2009, our main contractual obligations due by period for debt principal and interest repayments and capital and operating leases. These represent the major contractual, future payments that may be made by Elan. The table does not include items such as expected capital expenditures on plant and equipment or future investments in financial assets. As of December 31, 2009, the directors had authorized capital expenditures, which had been contracted for, of $6.2 million (2008: $31.4 million), primarily related to the leasehold improvements for the second new building located in South San Francisco. As of December 31, 2009, the directors had authorized capital expenditures, which had not been contracted for, of $26.1 million (2008: $43.1 million).

		Less Than	1-3	3-5	More Than
	Total	1 Year	Years	Years	5 Years
	(In millions)

Floating Rate Notes due 2011	$300.0	$—	$300.0	$—	$—
8.875% Notes	465.0	—	—	465.0	—
Floating Rate Notes due 2013	150.0	—	—	150.0	—
8.75% Notes	625.0	—	—	—	625.0

Total debt principal obligations	$1,540.0	$—	$300.0	$615.0	$625.0
Debt interest payments(1)	582.8	115.2	216.2	153.4	98.0
Operating lease obligations(2)	265.4	25.7	63.6	40.5	135.6

Total contractual obligations	$2,388.2	$140.9	$579.8	$808.9	$858.6

(1)	The Floating Rate Notes due 2011 and Floating Rate Notes due 2013 bear interest at a rate, adjusted quarterly, equal to three-month London Interbank Offer Rate (LIBOR) plus 4.0%. and 4.125%, respectively. To calculate our estimated future interest payment obligations, we used the LIBOR at December 31, 2009.

(2)	Net of estimated incentives for tenant leasehold improvements of $5.8 million.

Under our Collaboration Agreement with Transition we are obligated to make various milestone payments to Transition, including a $25.0 million payment upon the initiation of the first Phase 3 clinical trial for ELND005. In addition, dependant upon the continued successful development, regulatory approval and commercialization of ELND005, Transition will be eligible to receive additional milestone payments of up to $155.0 million. Further, if ELND005 is successfully commercialized we will be obligated to either share the net income derived from sales of ELND005 with Transition or pay royalties to Transition.

Under the terms of our debt, we are required to either reinvest $235.0 million of the proceeds received from the Johnson & Johnson Transaction in our business, or if not reinvested, make a pro-rata offer to repurchase a portion of our debt at par.

At December 31, 2009, we had liabilities related to unrecognized tax benefits of $10.8 million (excluding total potential penalties and interest of $2.4 million). It is not possible to accurately assess the timing of or the amount of any settlement in relation to these liabilities.

At December 31, 2009, we had commitments to invest $4.6 million (2008: $5.1 million) in healthcare managed funds.

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

For information regarding the fair value of our debt, refer to Note 21 to the Consolidated Financial Statements.

Our debt ratings as of December 31, 2009 were as follows:

Moody’s
	Standard	Investors
	& Poor’s	Service

Floating Rate Notes due 2011	B	B2
8.875% Notes	B	B2
Floating Rate Notes due 2013	B	B2
8.75% Notes	B	B2

Item 6.	Directors, Senior Management and Employees.

A.	Directors and Senior Management

Kyran McLaughlin (65)
Non-Executive Chairman, Member of the Nominating and Governance Committee

Mr. McLaughlin was appointed a director of Elan in January 1998 and was appointed chairman of Elan in January 2005. He is deputy chairman at Davy, Ireland’s leading provider of stock broking, wealth management and financial advisory services. He is also a director of Ryanair Holdings plc and is a director of a number of private companies.

Vaughn Bryson (71)
Non-Executive Director

Mr. Bryson was elected a director of Elan in July 2009 and has over 40 years of experience as an executive, a director and advisor in the healthcare industry. He spent 32 years with Eli Lilly and Company completing his career there as president and chief executive officer. From April 1994 to December 1996, Mr. Bryson was vice chairman of Vector Securities International, a healthcare-focused investment banking firm. Mr. Bryson was president of Life Science Advisors, LLC, a healthcare consulting company from 1995 to 2004. He has served on the board of directors of many public and private companies including Lilly, Amylin Pharmaceuticals Inc., Quintiles

Transnational and Chiron Corporation. Mr. Bryson received a B.S. in Pharmacy from the University of North Carolina and completed the Sloan Program at the Stanford University Graduate School of Business Administration.

Shane Cooke (47)
Executive Director, Chief Financial Officer and Head of Elan Drug Technologies

Mr. Cooke was appointed a director of Elan in May 2005, having joined Elan as executive vice president and chief financial officer in July 2001. He was appointed head of Elan Drug Technologies in May 2007. Prior to joining Elan, Mr. Cooke was chief executive of Pembroke Capital Limited, an aviation leasing company, and prior to that held a number of senior positions in finance in the banking and aviation industries. Mr. Cooke is a chartered accountant and a graduate of University College Dublin.

Lars Ekman, MD, PhD (60)
Non-Executive Director, Chairman of the Science and Technology Committee

Dr. Ekman was appointed a director of Elan in May 2005. He transitioned from his role as Elan’s president of R&D in 2007 to serve solely as a director. He joined Elan as executive vice president and president, global R&D, in 2001. Prior to joining Elan, he was executive vice president, R&D, at Schwarz Pharma AG since 1997. From 1984 to 1997, Dr. Ekman was employed in a variety of senior scientific and clinical functions at Pharmacia (now Pfizer). Dr. Ekman is a board certified surgeon with a PhD in experimental biology and has held several clinical and academic positions in both the United States and Europe. He obtained his PhD and MD from the University of Gothenburg, Sweden. He serves as an executive-in-residence to Sofinnova Ventures and as an advisor to Warburg Pincus. He is a director of Amarin Corporation, plc., ARYx Therapeutics, Inc., Cebix Incorporated and InterMune, Inc.

Jonas Frick (52)
Non-Executive Director, Member of the Commercial Committee

Mr. Frick was appointed a director of Elan in September 2007. He is the former chief executive officer of Scandinavian Life Science Ventures. He was the chief executive officer and president of Medivir AB and served in senior executive positions in Pharmacia’s international businesses in the central nervous system and autoimmune areas across Italy, Sweden and Japan. He is a founding member of the Swedish Biotechnology Industry Organization, founder of Acacia Partners and chairman of Frick Management AB.

Gary Kennedy (52)
Non-Executive Director, Chairman of the Audit Committee, Member of the Leadership, Development and Compensation Committee (LDCC)

Mr. Kennedy was appointed a director of Elan in May 2005. From May 1997 to December 2005, he was group director, finance and enterprise technology, at Allied Irish Banks, plc (AIB) and a member of the main board of AIB and was also on the board of M&T, AIB’s associate in the United States. Prior to that, Mr. Kennedy was group vice president at Nortel Networks Europe after starting his management career at Deloitte & Touche. He served on the board of the Industrial Development Authority of Ireland for 10 years until he retired in December 2005. He is a director of Greencore Group plc and a number of private companies. Mr. Kennedy is a chartered accountant.

Patrick Kennedy (40)
Non-Executive Director, Chairman of the LDCC

Mr. Kennedy was appointed a director of Elan in May 2008. He is chief executive officer of Paddy Power plc, an international betting and gaming group listed on both the London and Irish Stock Exchanges. Mr. Kennedy was previously chief financial officer of Greencore Group plc and prior to that worked with McKinsey & Company and KPMG. Mr. Kennedy is a graduate of University College Dublin and a Fellow of Chartered Accountants Ireland.

Giles Kerr (50)
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

G. Kelly Martin (50)
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

Kieran McGowan (66)
Non-Executive Director, Lead Independent Director, Chairman of the Nominating and Governance Committee

Mr. McGowan was appointed a director of Elan in December 1998. From 1990 until his retirement in December 1998, he was chief executive of the Industrial Development Authority of Ireland. He is chairman of CRH, plc and is also a director of a number of private companies.

Donal O’Connor (59)
Non-Executive Director, Member of the Audit Committee

Mr. O’Connor was appointed a director of Elan in May 2008. He was the senior partner of PricewaterhouseCoopers in Ireland from 1995 until 2007. He was a member of the PricewaterhouseCoopers Global Board and was a former chairman of the Eurofirms Board. He is chairman of Anglo Irish Bank Corporation Limited, a director of Readymix plc and the administrator of Icarom plc. He is a graduate of University College Dublin and a Fellow of Chartered Accountants Ireland.

Richard Pilnik (52), Member of the Commercial Committee
Non-Executive Director

Mr. Pilnik was elected a director of Elan in July 2009 and brings extensive industry experience to Elan. Mr. Pilnik served in several leadership positions during his 25-year career at Eli Lilly and Company, most recently as group vice president and chief marketing officer, where he was responsible for commercial strategy, market research and medical marketing. Currently, Mr. Pilnik serves as president of Innovex, the commercial group of Quintiles Transnational Corp., which is a global pioneer in pharmaceutical services. Mr. Pilnik holds a B.A. from Duke University and an M.B.A. from the Kellogg School of Management at Northwestern University.

William Rohn (66)
Non-Executive Director, Chairman of the Commercial Committee

Mr. Rohn was appointed a director of Elan in May 2006. He is currently a director of Cebix, Inc., Cerus Corp and Intellikine, Inc. Previously, he was chief operating officer of Biogen Idec until January 2005 and prior thereto president and chief operating officer of Idec Pharmaceutical Corporation from 1993.

Jack W. Schuler (69)
Non-Executive Director, Member of the Science and Technology Committee

Mr. Schuler was elected a director of Elan in July 2009 and has nearly 40 years of experience as an executive, director and investor in the healthcare industry. He is currently a partner in Crabtree Partners L.L.C., a private investment firm located in Lake Forest, Illinois, and a director of Medtronic Inc., Quidel Corporate and Stericycle Inc. He spent 17 years at Abbott Laboratories, where he rose to the position of president and chief operating officer. Mr. Schuler left his executive role at Abbott Laboratories to help launch and grow several healthcare companies, including Ventana Medical Systems and Stericycle. Mr. Schuler has also served as a member of the board of directors of ICOS Corporation, Chiron Corporation, Amgen Inc., and Abbott Laboratories. Mr. Schuler holds a B.S. in Mechanical Engineering from Tufts University and an M.B.A. from Stanford University Graduate School of Business.

Dennis J. Selkoe MD (66)
Non-Executive Director, Member of the LDCC, Member of the Science and Technology Committee

Dr. Selkoe was appointed a director of Elan in July 1996, following our acquisition of Athena Neurosciences, where he served as a director since July 1995. Dr. Selkoe was a founder of Athena Neurosciences. Dr. Selkoe, a neurologist, is a professor of neurology and neuroscience at Harvard Medical School. He also serves as co-director of the Center for Neurologic Diseases at The Brigham and Women’s Hospital. Dr. Selkoe retired from the Board on July 16, 2009 and was subsequently re-appointed on August 26, 2009.

Senior Management

Nigel Clerkin (36)
Senior Vice President, Finance and Group Controller

Mr. Clerkin was appointed senior vice president, finance and group controller, in January 2004, having previously held a number of financial and strategic planning positions since joining Elan in January 1998. He is also our principal accounting officer. Mr. Clerkin is a chartered accountant and a graduate of Queen’s University Belfast.

William F. Daniel (57)
Executive Vice President and Company Secretary

Mr. Daniel was appointed a director of Elan in February 2003 and served until July 2007. He has served as the company secretary since December 2001, having joined Elan in March 1994 as group financial controller. In July 1996, he was appointed group vice president, finance, group controller and principal accounting officer. From 1990 to 1992, Mr. Daniel was financial director of Xtravision, plc. He is a member of the Council of the Institute of Directors in Ireland and a chartered accountant. Mr. Daniel is a graduate of University College Dublin.

Kathleen Martorano (48)
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

Carlos V. Paya, MD, PhD (51)
President

Dr. Paya joined Elan as president in November 2008. Dr. Paya joined Elan from Eli Lilly and Company, where he was vice president, Lilly Research Laboratories, and global leader of the Diabetes and Endocrine Platform, responsible for the company’s franchise (insulin products). He had been an executive with Lilly since 2001, gaining a wide range of leadership experience in different therapeutic areas and business strategy. Prior to his career at Lilly, Dr. Paya had a 16-year relationship with the Mayo Clinic in Rochester, Minnesota, which began with his acceptance into the Mayo Graduate School of Medicine in 1984 and concluded with a six-year tenure as professor of medicine, Immunology and Pathology, and vice dean of the Clinical Investigation Program. Dr. Paya’s other responsibilities and positions at or associated with the Mayo Clinic included two years as associate professor and senior associate consulting staff, Infectious Diseases and Internal Medicine, Pathology and Laboratory Medicine, and Immunology; and four years as a research scientist at Institute Pasteur, Paris, and as chief, Infectious Diseases Unit, Hospital 12 Octubre, Madrid, Spain.

B.	Compensation

Executive Officers and Directors’ Remuneration

For the year ended December 31, 2009, all directors and officers as a group that served during the year (22 persons) received total compensation of $9.1 million.

We reimburse directors and officers for their actual business-related expenses. For the year ended December 31, 2009, an aggregate of $0.2 million was accrued to provide pension, retirement and other similar benefits for directors and officers. We also maintain certain health and medical benefit plans for our employees in which our executive directors and officers participate.

Officers serve at the discretion of the board of directors. No director or officer has a family relationship with any other director or officer.

Directors’ Remuneration

	Year Ended December 31
				2009
	2009	2009	2009	Benefit	2009	2008
	Salary/Fees	Bonus	Pension	in Kind	Total	Total

Executive Directors:
G. Kelly Martin	$803,077	$800,000	$7,350	$54,529	$1,664,956	$830,496
Shane Cooke	589,428	990,000	74,048	12,876	1,666,352	1,124,215

Total	1,392,505	1,790,000	81,398	67,405	3,331,308	1,954,711

Non-Executive Directors:
Kyran McLaughlin	300,000	—	—	—	300,000	300,000
Floyd Bloom, MD(1)	36,709	—	—	—	36,709	67,500
Vaughn Bryson(2)	25,353	—	—	—	25,353	—
Lars Ekman, MD, PhD	75,000	—	—	—	75,000	75,000
Jonas Frick	67,500	—	—	—	67,500	66,458
Ann Maynard Gray(1)	36,709	—	—	—	36,709	67,500
Gary Kennedy	84,358	—	—	—	84,358	80,000
Patrick Kennedy	74,396	—	—	—	74,396	37,332
Giles Kerr	70,000	—	—	—	70,000	68,750
Kieran McGowan	75,000	—	—	—	75,000	76,250
Donal O’Connor	70,000	—	—	—	70,000	38,093
Richard Pilnik(2)	29,711	—	—	—	29,711	—
William R. Rohn	75,000	—	—	—	75,000	69,783
Jack Schuler(2)	29,711	—	—	—	29,711	—
Dennis J. Selkoe, MD(3)(4)	121,397	—	—	—	121,397	135,217
Jeffrey Shames(1)	36,910	—	—	—	36,910	70,000

Total	$2,600,259	$1,790,000	$81,398	$67,405	$4,539,062	$3,106,594

(1)	Retired as a director on July 16, 2009.

(2)	Appointed as a director on July 16, 2009.

(3)	Includes fees of $50,000 in 2009 and $50,000 in 2008 under a consultancy agreement. See Item 7.B. “Related Party Transactions” for additional information.

(4)	Retired as a director on July 16, 2009, and reappointed as a director on August 26, 2009.

Payments to a former director

On July 1, 2003, we entered into a pension agreement with Mr. John Groom, a former director of Elan Corporation, plc, whereby we paid him a pension of $200,000 per annum, monthly in arrears, until May 16, 2008 in respect of his former senior executive roles. Mr. Groom received total pension payments of $75,556 in 2008.

C.	Board Practices

The Board

The roles of the Chairman and CEO are separated. The chairman of the board is responsible for the leadership and management of the board. Our CEO is responsible for the operation of the business of the Company. Other significant commitments of the chairman are set out in Item 6.A. “Directors and Senior Management.” These commitments did not change during 2009.

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

All directors have access to the advice and services of the company secretary. The company secretary supports the chairman in ensuring the board functions effectively and fulfills its role. He is secretary to the Audit Committee, LDCC, Nominating and Governance Committee, Science and Technology Committee and the Commercial Committee and ensures compliance with applicable rules and regulations, as well as providing advice on a range of issues to commercial colleagues.

The board has reserved certain matters to its exclusive jurisdiction, thereby maintaining control of the Company and its future direction. All directors are appointed by the board, as nominated by its Nominating and Governance Committee, and subsequently elected by shareholders. Procedures are in place whereby directors and committees, in furtherance of their duties, may take independent professional advice, if necessary, at our expense. The board held eight scheduled meetings in 2009.

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

For additional information, see Items 7.B. “Related Party Transactions” and Item 10.B. “Memorandum and Articles of Association.”

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

In December 2009, the board considered the independence of each non-executive director, with the exception of Dr. Ekman who had retired as a full-time executive of the Company on December 31, 2007, and considers that the following non-executive directors, Mr. Bryson, Mr. Frick, Mr. Gary Kennedy, Mr. Patrick Kennedy, Mr. Kerr, Mr. McGowan, Mr. McLaughlin, Mr. O’Connor, Mr. Pilnik, Mr. Rohn, and Dr. Selkoe, who represent in excess of two-thirds of the board were independent in character and judgment and there are no relationships or circumstances that are likely to affect their independent judgment.

In reaching this conclusion, the board gave due consideration to participation by board members in our equity compensation plans. The board also considered the positions of Mr. McLaughlin, chairman and Mr. McGowan, who have served as non-executive directors for in excess of nine years. Additionally, Dr. Selkoe has an ongoing consultancy agreement with the Company, which is set out in detail in Item 7.B. “Related Party Transactions.” It is the board’s view that each of these non-executive directors discharges his duties in a thoroughly independent manner and constructively and appropriately challenges the executive directors and the board. For this reason, the board considers that they are independent.

Audit Committee

The Audit Committee, composed entirely of independent non-executive directors, helps the board in its general oversight of the Company’s accounting and financial reporting practices, internal controls and audit functions, and is directly responsible for the appointment, compensation and oversight of the work of our independent auditors. The members of the committee are Mr. Gary Kennedy, Chairman, Mr. Kerr and Mr. O’Connor. Mr. Shames resigned from the Audit Committee on January 29, 2009. Mr. Gary Kennedy qualifies as an audit committee financial expert. The Audit Committee held 12 meetings in 2009. For additional information on the Audit Committee, refer to Item 16.A. “Audit Committee Financial Expert” and Item 16.C. “Report of the Audit Committee.”

Leadership Development and Compensation Committee

The LDCC, composed entirely of independent non-executive directors, reviews our compensation philosophy and policies with respect to executive compensation, fringe benefits and other compensation matters. The committee determines the compensation of the chief executive officer and other executive directors and reviews the compensation of the other members of the executive management. The members of the committee are Mr. Patrick Kennedy, Chairman (appointed Chairman on January 29, 2009), Mr. Gary Kennedy (appointed August 26, 2009) and Dr. Selkoe (resigned July 16, 2009 and re-appointed August 26, 2009). Mr. Rohn (appointed September 10, 2008) resigned from the committee on January 29, 2009 and Mr. Shames (appointed January 29, 2009) resigned from the committee on July 16, 2009. The committee held five meetings in 2009. Further information about the work of the LDCC is set out in the Report of the Leadership Development and Compensation Committee on page 72.

Nominating and Governance Committee

The Nominating and Governance Committee, composed entirely of independent non-executive directors, reviews on an ongoing basis the membership of the board of directors and of the board committees and the performance of the directors. It recommends new appointments to fill any vacancy that is anticipated or arises on the board of directors. The committee reviews and recommends changes in the functions of the various committees of the board. The guidelines and the charter of the committee set out the manner in which the performance evaluation of the board, its committees and the directors is to be performed and by whom. The members of the committee are Mr. McGowan, Chairman, Mr. Kerr (appointed to the committee on January 27, 2010), Mr. McLaughlin and Dr. Selkoe (appointed to the committee on January 27, 2010). Ms. Maynard Gray resigned from the committee on July 16, 2009. The committee held eight meetings in 2009.

Science and Technology Committee

The Science and Technology Committee advises the board in its oversight of matters pertaining to our research and technology strategy and provides a perspective on those activities to the board. It does so by reviewing the discovery approaches within our internal research effort and external innovation network and by reviewing internal and external technology capabilities against long-term trends and advancements. The members of the committee are Dr. Ekman, Chairman, Mr. Schuler (appointed August 26, 2009) and Dr. Selkoe. Mr. Frick and Dr. Bloom resigned from the committee on January 29, 2009 and July 16, 2009, respectively. The committee held three meetings in 2009.

Commercial Committee

The Commercial Committee was established in January 2009 and advises the board in its oversight of matters relating to our commercial business, including the structure and operation of our key commercial collaboration arrangements. The members of the committee are Mr. Rohn, Chairman, Mr. Pilnik (appointed August 26, 2009) and Mr. Frick. The committee held three meetings in 2009.

Board and Board Committee Meetings

The following table shows the number of scheduled board and board committee meetings held and attended by each director and secretary during the year. In addition to regular board and board committee meetings, there are a number of other meetings to deal with specific matters. If directors are unable to attend a board or board committee meeting because of a prior unavoidable engagement, they are provided with all the documentation and information relevant to that meeting and are encouraged to discuss issues arising in that meeting with the chairman or CEO.

				Nominating &	Science &
		Audit		Governance	Technology	Commercial
	Board	Committee	LDCC	Committee	Committee	Committee(1)

Directors
Kyran McLaughlin	8/8	—	—	8/8	—	—
Floyd Bloom, MD(2)	4/5	—	—	—	2/3	—
Vaughn Bryson(3)	3/3	—	—	—	—	—
Shane Cooke	8/8	—	—	—	—	—
Lars Ekman, MD, PhD	8/8	—	—	—	3/3	—
Jonas Frick	8/8	—	—	—	—	3/3
Ann Maynard Gray(2)	4/5	—	—	3/4	—	—
Gary Kennedy(4)	8/8	12/12	3/3	—	—	—
Patrick Kennedy	8/8	—	5/5	—	—	—
Giles Kerr	7/8	11/12	—	—	—	—
G. Kelly Martin	7/8	—	—	—	—	—
Kieran McGowan	8/8	—	—	8/8	—	—
Donal O’Connor	8/8	12/12	—	—	—	—
Richard Pilnik(5)	3/3	—	—	—	—	1/1
William R. Rohn(6)	8/8	—	1/1	—	—	3/3
Jack Schuler(7)	3/3	—	—	—	1/1	—
Dennis J. Selkoe, MD(8)(9)	7/8	—	5/5	—	3/3	—
Jeffrey Shames(10)	5/5	1/1	1/1	—	—	—
Secretary
William F. Daniel	8/8	12/12	5/5	7/8	0/3	3/3

(1)	Committee established on January 29, 2009.

(2)	Retired as a director on July 16, 2009.

(3)	Appointed as a director on July 16, 2009.

(4)	Appointed member of the LDCC on August 26, 2009.

(5)	Appointed as a director on July 16, 2009 and as member of the Commercial Committee on August 26, 2009.

(6)	Retired as a member of the LDCC on January 29, 2009.

(7)	Appointed as a director on July 16, 2009 and as member of the Science and Technology Committee on August 26, 2009.

(8)	Retired as a director on July 16, 2009 and reappointed on August 26, 2009.

(9)	Retired as a member of the LDCC on July 16, 2009 and reappointed on August 26, 2009.

(10)	Retired as a member of the Audit Committee on January 29, 2009 and as a director on July 16, 2009.

Relations with Shareholders

We communicate regularly with our shareholders throughout the year, specifically following the release of quarterly and annual results, and after major developments. Our Annual General Meetings (AGM), quarterly conference calls and presentations at healthcare investor conferences are webcast and are available on our website (www.elan.com). The board periodically receives presentations on investor perceptions.

The principal forum for discussion with shareholders is the AGM and shareholder participation is encouraged. Formal notification, together with an explanation of each proposed resolution, is sent to shareholders at least 21 calendar days in advance of the AGM. At the meeting, the CEO provides a summary of the period’s events after which the board and senior management are available to answer questions from shareholders. All directors normally attend the AGM and shareholders are invited to ask questions during the meeting and to meet with directors after the formal proceedings have ended.

In accordance with the Combined Code recommendations, the Company counts all proxy votes. On each resolution that is voted on with a show of hands, the Company indicates the level of proxies lodged, the number of votes for and against each resolution and the number of votes withheld. This information is made available on our website following the AGM.

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

Internal Control

The board of directors has overall responsibility for our system of internal control and for monitoring its effectiveness. The system of internal control is designed to provide reasonable, but not absolute, assurance against material misstatement or loss. The key procedures that have been established to provide effective internal control include:

•	A clear focus on business objectives is set by the board having considered the risk profile of Elan;

•	A formalized risk reporting system, with significant business risks addressed at each board meeting;

•	A clearly defined organizational structure under the day-to-day direction of our chief executive officer. Defined lines of responsibility and delegation of authority have been established within which our activities can be planned, executed, controlled and monitored to achieve the strategic objectives that the board has adopted for us;

•	A comprehensive system for reporting financial results to the board, including a budgeting system with an annual budget approved by the board;

•	A system of management and financial reporting, treasury management and project appraisal — the system of reporting covers trading activities, operational issues, financial performance, working capital, cash flow and asset management; and

•	To support our system of internal control, we have separate Corporate Compliance and Internal Audit Departments. Each of these departments reports periodically to the Audit Committee. The Internal Audit function includes responsibility for the Company’s compliance with Section 404 of the Sarbanes-Oxley Act 2002.

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

Annual Cash Incentive Bonus

We operate a cash bonus plan in which all employees, including executive directors, are eligible to participate if and when we achieve our strategic and operating goals. Bonuses are not pensionable. The cash bonus plan operates on a calendar year basis. We measure our performance against a broad series of financial, operational and scientific objectives and measurements and set annual metrics relating to them. A bonus target, expressed as a percentage of basic salary, is set for all employees. Payment will be made based on a combination of individual, team, group and company performance.

Long Term Incentive Plan

On May 25, 2006, our shareholders approved the Elan Corporation, plc 2006 Long Term Incentive Plan (2006 LTIP). It is our policy, in common with other companies operating in the pharmaceutical and biotech industries, to award share options and RSUs to management and employees, taking into account the best interests of the Company. The equity awards generally vest between one and four years and do not contain any performance conditions other than service. In May 2008, our shareholders approved an amendment to the 2006 LTIP, which provides for an additional 18,000,000 shares to be made available for issuance under the 2006 LTIP. As of December 31, 2009, there were 15,766,838 shares available for issuance under the 2006 LTIP (2008: 18,409,620).

Employee Equity Purchase Plans

In June 2004, our shareholders approved the Employee Equity Purchase Plan (EEPP). The EEPP is a qualified plan under Sections 421 and 423 of the U.S. Internal Revenue Code (IRC) and became effective on January 1, 2005, for eligible employees based in the United States (the U.S. Purchase Plan). The U.S. Purchase Plan allows eligible employees to purchase shares at 85% of the lower of the fair market value at the beginning of the offering period or the fair market value on the last trading day of the offering period. Purchases are limited to $25,000 (fair market value) per calendar year; 1,000 shares per three-month offering period (changed to 2,000 shares per six-month offering period, beginning January 1, 2010); and subject to certain IRC restrictions.

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

In May 2006, our shareholders approved an increase of 1,500,000 shares in the number of shares available to employees to purchase in accordance with the terms of the EEPP. In total, 3,000,000 shares have been made available for issuance under the Sharesave Plans and U.S. Purchase Plan combined. In 2009, 528,411 (2008: 313,954) shares were issued under the U.S. Purchase Plan and no shares were issued under the Sharesave Plans (2008: 29,946). As of December 31, 2009, 849,192 shares (2008: 1,377,603 shares) were available for future issuance under the EEPP.

Approved Profit Sharing Scheme

We also operate a profit sharing scheme, as approved by the Irish Revenue Commissioners, which permits employees and executive directors who meet the criteria laid down in the scheme to allocate a portion of their annual bonus to purchase shares. Participants may elect to take their bonus in cash subject to normal income tax deductions or may elect to have the bonus amount (subject to limits as prescribed by law) paid to the independent trustees of the scheme who use the funds to acquire shares. In addition, participants may voluntarily apply a certain percentage (subject to limits as prescribed by law) of their gross basic salary towards the purchase of shares in a similar manner. The shares must be held by the trustees for a minimum of two years after which participants may dispose of the shares but will be subject to normal income taxes unless the shares have been held for a minimum of three years.

D.	Employees

See Item 4.B. “Business Overview — Employees” for information on our employees.

E.	Share Ownership

Directors’ and Secretary’s Ordinary Shares

The beneficial interests of those persons who were directors and the secretary of Elan Corporation, plc at December 31, 2009, including their spouses and children under 18 years of age, were as follows:

	Ordinary Shares;
	Par Value €5
	Cents Each
	2009	2008

Directors
Kyran McLaughlin	190,000	190,000
Vaughn Bryson(1)	10,000	—
Shane Cooke	203,891	190,769
Lars Ekman, MD, PhD	90,387	90,387
Jonas Frick	2,000	2,000
Gary Kennedy	7,650	7,650
Patrick Kennedy	10,500	2,500
Giles Kerr	—	—
G. Kelly Martin	167,073	203,150
Kieran McGowan	1,200	1,200
Donal O’Connor	18,900	18,900
Richard Pilnik(1)	—	—
William Rohn	23,000	23,000
Jack Schuler(1)	5,845,986	—
Dennis J. Selkoe, MD(2)	180,675	163,175
Secretary
William F. Daniel	65,700	58,155

(1)	Appointed as directors on July 16, 2009.

(2)	Retired as a director on July 16, 2009, and re-appointed on August 26, 2009

Directors’ and Secretary’s Options and Restricted Stock Units

						Market
					Exercised	Price at			Option
		At	Exercise		or Vested/	Exercise/	At	Earliest	Expiry/
		December 31,	Price	Granted	Cancelled	Vest	December 31,	Vest	RSU Latest
	Date of Grant	2008(1)		$2009(1)	2009(1)	Date	2009(1)	Date(2)	Vest Date(2)

Kyran McLaughlin	March 2, 2001	5,000	$54.85	—	—	—	5,000	March 2, 2002	March 1, 2011
	March 10, 2004	40,000	$16.27	—	—	—	40,000	March 10, 2005	March 9, 2014
	March 10, 2005	7,500	$7.47	—	—	—	7,500	January 1, 2006	March 9, 2015
	February 1, 2006	10,000	$15.90	—	—	—	10,000	February 1, 2008	January 31, 2016
	February 21, 2007	10,000	$13.95	—	—	—	10,000	February 21, 2009	February 20, 2017
	February 14, 2008	10,000	RSU	—	—	—	10,000		February 14, 2018
	February 11, 2009	—	RSU	11,250	—	—	11,250		February 11, 2019

		82,500		11,250	—		93,750

Vaughn Bryson(3)	—	—		—	—		—

Shane Cooke	March 10, 2005	60,000	$7.47	—	—	—	60,000	January 1, 2006	March 9, 2015
	May 25, 2005	150,000	$7.21	—	—	—	150,000	January 1, 2006	May 24, 2015
	February 1, 2006	63,899	$15.90	—	—	—	63,899	January 1, 2007	January 31, 2016
	February 1, 2006	6,290	RSU	—	3,145	$7.13	3,145	February 1, 2007	February 1, 2010
	February 21, 2007	115,620	$13.95	—	—	—	115,620	February 21, 2008	February 20, 2017
	February 21, 2007	13,441	RSU	—	4,480	$6.41	8,961	February 21, 2008	February 21, 2011
	February 14, 2008	39,068	$25.01	—	—	—	39,068	February 14, 2009	February 13, 2018
	February 14, 2008	21,991	RSU	—	5,497	$7.15	16,494	February 14, 2009	February 14, 2012
	February 11, 2009	—	$7.75	97,780	—	—	97,780	August 11, 2011	February 10, 2019
	February 11, 2009	—	RSU	23,271	—	—	23,271	August 11, 2011	August 11, 2011

		470,309		121,051	13,122		578,238

						Market
					Exercised	Price at			Option
		At	Exercise		or Vested/	Exercise/	At	Earliest	Expiry/
		December 31,	Price	Granted	Cancelled	Vest	December 31,	Vest	RSU Latest
	Date of Grant	2008(1)		$2009(1)	2009(1)	Date	2009(1)	Date(2)	Vest Date(2)

Lars Ekman, MD, PhD	December 7, 2000	125,000	53.25	—	125,000	—	—	December 7, 2002	December 31, 2009
	March 1, 2002	40,000	14.07	—	40,000	—	—	January 1, 2003	December 31, 2009
	March 10, 2004	40,000	16.27	—	40,000	—	—	January 1, 2005	December 31, 2009
	March 10, 2005	40,000	7.47	—	40,000	—	—	January 1, 2006	December 31, 2009
	February 1, 2006	127,799	15.90	—	127,799	—	—	January 1, 2007	December 31, 2009
	February 21, 2007	106,371	13.95	—	106,371	—	—	February 21, 2008	December 31, 2009
	February 14, 2008	10,000	RSU	—		—	10,000		February 14, 2018
	February 11, 2009	—	RSU	7,500		—	7,500		February 11, 2019

		489,170		7,500	479,170		17,500

Jonas Frick	September 13, 2007	20,000	$19.51	—	—	—	20,000	September 13, 2008	September 12, 2017
	February 14, 2008	10,000	RSU	—	—	—	10,000		February 14, 2018
	February 11, 2009	—	RSU	7,500	—	—	7,500		February 11, 2019

		30,000		7,500	—		37,500

Gary Kennedy	May 26, 2005	15,000	$8.05	—	—	—	15,000	May 26, 2007	May 25, 2015
	February 1, 2006	10,000	$15.90	—	—	—	10,000	February 1, 2008	January 31, 2016
	February 21, 2007	10,000	$13.95	—	—	—	10,000	February 21, 2009	February 20, 2017
	February 14, 2008	10,000	RSU	—	—	—	10,000		February 14, 2018
	February 11, 2009	—	RSU	7,500	—	—	7,500		February 11, 2019

		45,000		7,500	—		52,500

Patrick Kennedy	May 22, 2008	20,000	$25.09	—	—	—	20,000	May 22, 2009	May 21, 2018
	February 11, 2009	—	RSU	7,500	—	—	7,500		February 11, 2019

		20,000		7,500	—		27,500

Giles Kerr	September 13, 2007	20,000	$19.51	—	—	—	20,000	September 13, 2008	September 12, 2017
	February 14, 2008	10,000	RSU	—	—	—	10,000		February 14, 2018
	February 11, 2009	—	RSU	7,500	—	—	7,500		February 11, 2019

		30,000		7,500	—		37,500

G. Kelly Martin	February 6, 2003	944,000	$3.85	—	—	—	944,000	December 31, 2003	February 5, 2013
	November 13, 2003	1,000,000	$5.28	—	—	—	1,000,000	December 31, 2003	November 12, 2013
	March 10, 2004	60,000	$16.27	—	—	—	60,000	January 1, 2005	March 9, 2014
	March 10, 2005	280,000	$7.47	—	—	—	280,000	January 1, 2006	March 9, 2015
	December 7, 2005	750,000	$12.03	—	—	—	750,000	December 31, 2006	December 6, 2015
	February 21, 2007	494,855	$13.95	—	—	—	494,855	February 21, 2008	February 20, 2017
	February 14, 2008	329,590	$25.01	—	—	—	329,590	February 14, 2009	February 13, 2018
	September 18, 2009	—	$7.18	150,000	—	—	150,000	March 18, 2012	September 17, 2019

		3,858,445		150,000	—		4,008,445

Kieran McGowan	March 2, 2001	5,000	$54.85	—	—	—	5,000	March 2, 2002	March 1, 2011
	March 10, 2004	40,000	$16.27	—	—	—	40,000	March 10, 2005	March 9, 2014
	March 10, 2005	7,500	$7.47	—	—	—	7,500	January 1, 2006	March 9, 2015
	February 1, 2006	10,000	$15.90	—	—	—	10,000	February 1, 2008	January 31, 2016
	February 21, 2007	10,000	$13.95	—	—	—	10,000	February 21, 2009	February 20, 2017
	February 14, 2008	10,000	RSU	—	—	—	10,000		February 14, 2018
	February 11, 2009	—	RSU	7,500	—	—	7,500		February 11, 2019

		82,500		7,500	—		90,000

Donal O’Connor	May 22, 2008	20,000	$25.09	—	—	—	20,000	May 22, 2009	May 21, 2018
	February 11, 2009	—	RSU	7,500	—	—	7,500		February 11, 2019

		20,000		7,500	—		27,500

Richard Pilnik(3)	—	—		—	—		—

William R. Rohn	May 25, 2006	20,000	$18.13	—	—	—	20,000	May 25, 2007	May 24, 2016
	February 21, 2007	10,000	$13.95	—	—	—	10,000	February 21, 2009	February 20, 2017
	February 14, 2008	10,000	RSU	—	—	—	10,000		February 14, 2018
	February 11, 2009	—	RSU	7,500	—	—	7,500		February 11, 2019

		40,000		7,500			47,500

Jack Schuler(3)	—	—		—	—		—

Dennis J. Selkoe, MD(4)	March 2, 2001	5,000	$54.85	—	5,000	—	—	March 2, 2002	October 14, 2009
	March 10, 2004	40,000	$16.27	—	—	—	40,000	March 10, 2005	July 16, 2011
	March 10, 2005	7,500	$7.47	—	—	—	7,500	January 1, 2006	July 16, 2011
	February 1, 2006	10,000	$15.90	—	—	—	10,000	February 1, 2008	July 16, 2011
	February 21, 2007	10,000	$13.95	—	—	—	10,000	February 21, 2009	July 16, 2011
	February 14, 2008	10,000	RSU	—	10,000	$7.40	—		July 16, 2009
	February 11, 2009	—	RSU	7,500	7,500	$6.66	—		October 14, 2009

		82,500		7,500	22,500		67,500

						Market
					Exercised	Price at			Option
		At	Exercise		or Vested/	Exercise/	At	Earliest	Expiry/
		December 31,	Price	Granted	Cancelled	Vest	December 31,	Vest	RSU Latest
	Date of Grant	2008(1)		$2009(1)	2009(1)	Date	2009(1)	Date(2)	Vest Date(2)

Secretary
William F. Daniel	November 8, 1999	40,000	$24.00	—	40,000	—	—	November 8, 2001	November 7, 2009
	February 24, 2000	35,000	$37.19	—	—	—	35,000	January 1, 2002	February 23, 2010
	March 2, 2001	25,000	$54.85	—	—	—	25,000	January 1, 2002	March 1, 2011
	March 1, 2002	30,000	$14.07	—	—	—	30,000	January 1, 2003	February 29, 2012
	August 20, 2002	30,000	$2.11	—	—	—	30,000	February 20, 2003	August 19, 2012
	May 1, 2003	6,000	$3.84	—	—	—	6,000	January 1, 2004	April 30, 2013
	March 10, 2004	30,000	$16.27	—	—	—	30,000	January 1, 2005	March 9, 2014
	March 10, 2005	50,000	$7.47	—	—	—	50,000	January 1, 2006	March 9, 2015
	February 1, 2006	47,925	$15.90	—	—	—	47,925	January 1, 2007	January 31, 2016
	February 1, 2006	4,717	RSU	—	2,358	$7.13	2,359	February 1, 2007	February 1, 2010
	February 21, 2007	69,372	$13.95	—	—	—	69,372	February 21, 2008	February 20, 2017
	February 21, 2007	8,065	RSU	—	2,688	$6.41	5,377	February 21, 2008	February 21, 2011
	February 14, 2008	17,758	$25.01	—	—	—	17,758	February 14, 2009	February 13, 2018
	February 14, 2008	9,996	RSU	—	2,499	$7.15	7,497	February 14, 2009	February 14, 2012
	February 11, 2009	—	$7.75	77,643	—	—	77,643	August 11, 2011	February 10, 2019
	February 11, 2009	—	RSU	18,479	—	—	18,479	August 11, 2011	August 11, 2011

		403,833		96,122	47,545		452,410

(1)	The amounts shown represent the number of Ordinary Shares callable by options or Ordinary Shares issuable upon the vesting of RSUs.

(2)	RSUs granted to non-executive directors on February 14, 2008 and February 11, 2009 will become vested if, after having served for a minimum of three years, the non-executive director resigns or is removed from the board of directors for any reason other than cause, or on the tenth anniversary of the grant date.

(3)	Appointed as a director on July 16, 2009.

(4)	Retired as a director on July 16, 2009, and re-appointed as director on August 26, 2009.

Options outstanding at December 31, 2009, are exercisable at various dates between January 2010 and February 2019. During the year ended December 31, 2009, the closing market price ranged from $5.00 to $8.70 per ADS. The closing market price at February 22, 2010, on the NYSE, of our ADSs was $6.88.

The following changes in directors’ and secretary’s interests occurred between December 31, 2009, and February 22, 2010:

		Exercise	No. of	No. of
	Grant Date	Price	Options	RSUs

Shane Cooke	February 11, 2010	$7.05	86,631	47,872
G. Kelly Martin	February 11, 2010	$7.05	673,797	124,113
William F. Daniel	February 11, 2010	$7.05	51,337	28,369

		RSUs	Options	ADRs
	Date	Vested	Exercised	Sold

Shane Cooke	February 11, 2010	3,145	—	—
Shane Cooke	February 15, 2010	5,498	—	—
Shane Cooke	February 22, 2010	4,480	—	—
G. Kelly Martin	February 11, 2010	—	—	14,077
William F. Daniel	February 11, 2010	2,359	—	—
William F. Daniel	February 15, 2010	2,499	—	—
William F. Daniel	February 22, 2010	2,688	—	—

Executive Directors’ Pension Arrangements

Pensions for executive directors are calculated on basic salary only (no incentive or benefit elements are included).

From July 2001 to December 2004, Mr. Cooke participated in a defined benefit pension plan, which is designed to provide eligible employees based in Ireland two-thirds of their basic salary at retirement at age 60 for full service. The total accumulated accrued annual benefit for Mr. Cooke at December 31, 2009, was €15,290 (2008: €14,666). Mr. Cooke now participates in a small self-administered pension fund to which we contribute.

Mr. Martin participates in a defined contribution plan (401(k) plan) for U.S.-based employees. Non-executive directors do not receive pensions.

For additional information on pension benefits for our employees, refer to Note 24 to the Consolidated Financial Statements.

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major Shareholders

The following table sets forth certain information regarding the ownership of Ordinary Shares or American Depository Shares of which we are aware at February 22, 2010 by major shareholders and all of our directors and officers as a group (either directly or by virtue of ownership of our ADSs):

			Percent of Issued
Name of Owner or Identity of Group	No. of Shares	Date of Disclosure(1)	Share Capital(2)

Janssen Pharmaceuticals	107,396,285	September 18, 2009	18.37%
Fidelity Management and Research Company	76,250,262	January 25, 2010	13.04%
Wellington Management	34,686,026	November 18, 2009	5.93%
T. Rowe Price	23,703,232	December 31, 2009	4.05	%(3)
Westfield Capital Management	18,862,734	December 31, 2009	3.23	%(3)
Norges Bank (The Central Bank of Norway)	17,867,371	October 27, 2009	3.06%
All directors and officers as a group (18 persons)	11,649,365		1.99%

(1)	Since the date of disclosure, the interest of any person listed above in our Ordinary Shares may have increased or decreased. No requirement to notify us of any change would have arisen unless the holding moved up or down through a whole number percentage level.

(2)	Based on 584.7 million Ordinary Shares outstanding on February 22, 2010.

(3)	Sourced from SEC filings.

(4)	Includes 4.8 million Ordinary Shares issuable upon exercise of currently exercisable options held by directors and officers as a group as of February 22, 2010.

Except for these interests, we have not been notified at February 22, 2010 of any interest of 3% or more of our issued share capital. Neither Janssen Pharmaceuticals, Fidelity Management and Research Company, Wellington Management, T. Rowe Price, Westfield Capital Management nor Norges Bank has voting rights different from other shareholders.

We, to our knowledge, are not directly or indirectly owned or controlled by another entity or by any government. We do not know of any arrangements, the operation of which might result in a change of control of us.

A total of 584,694,481 Ordinary Shares of Elan were issued and outstanding at February 22, 2010, of which 3,771 Ordinary Shares were held by holders of record in the United States, excluding shares held in the form of ADRs. 500,555,888 Ordinary Shares were represented by our ADSs, evidenced by ADRs, issued by The Bank of New York, as depositary, pursuant to a deposit agreement. At February 22, 2010, the number of holders of record of Ordinary Shares was 8,660, which includes 11 holders of record in the United States, and the number of registered holders of ADRs was 3,427. Because certain of these Ordinary Shares and ADRs were held by brokers or other nominees, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

B.	Related Party Transactions

There were no significant transactions with related parties during the year ended December 31, 2009, other than as outlined in Note 30 to the Consolidated Financial Statements.

Transactions with Directors

Except as set out below, there are no service contracts in existence between any of the directors and Elan:

Agreement with Mr. Schuler, Mr. Bryson and Crabtree Partners L.L.C.

•	On June 8, 2009, we entered into an agreement with Mr. Jack W. Schuler, Mr. Vaughn Bryson and Crabtree Partners L.L.C. (an affiliate of Mr. Schuler and a shareholder of the Company) (collectively “the Crabtree Group”). Pursuant to this Agreement, we agreed to nominate Mr. Schuler and Mr. Bryson for election as directors of the Company at the 2009 AGM. Mr. Schuler and Mr. Bryson irrevocably agreed to resign as directors of the Company effective on the first date on which Mr. Schuler, Mr. Bryson and Crabtree Partners L.L.C. cease to beneficially own, in aggregate, at least 0.5% of the Company’s issued share capital. The Agreement also includes a standstill provision providing that, until the later of December 31, 2009, and the date that is three months after the date on which Mr. Schuler and Mr. Bryson cease to be directors of the Company, none of Mr. Schuler, Mr. Bryson, Crabtree Partners L.L.C. or any of their respective affiliates will, among other things, acquire any additional equity interest in the Company if, after giving effect to the acquisition, Mr. Schuler, Mr. Bryson, Crabtree Partners L.L.C. and their affiliates would own more than 3% of the Company’s issued share capital. Finally, we agreed to reimburse the Crabtree Group for $500,000 of documented out-of-pocket legal expenses incurred by their outside counsel in connection with the Agreement and the matters referenced in the Agreement.

Dr. Ekman

•	Effective December 31, 2007, Dr. Lars Ekman resigned from his operational role as president of R&D and has continued to serve as a member of the board of directors of Elan.

Under the agreement reached with Dr. Ekman, we agreed by reference to Dr. Ekman’s contractual entitlements and in accordance with our severance plan to (a) make a lump-sum payment of $2,500,000; (b) make milestone payments to Dr. Ekman, subject to a maximum amount of $1,000,000, if we achieve certain milestones in respect of our Alzheimer’s disease program; (c) accelerate the vesting of, and grant a two-year exercise period, in respect of certain of his equity awards, with a cash payment being made in respect of one grant of RSUs (which did not permit accelerated vesting); and (d) continue to make annual pension payments in the amount of $60,000 per annum, provide the cost of continued health coverage and provide career transition services to Dr. Ekman for a period of up to two years. A total severance charge of $3.6 million was expensed in 2007 for Dr. Ekman, excluding potential future success milestone payments related to our Alzheimer’s disease program. To date, none of the milestones has been triggered, and they remain in effect.

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

The agreement continues until Mr. Martin resigns, is involuntarily terminated, is terminated for cause or dies, or is disabled. In general, if Mr. Martin’s employment is involuntarily terminated (other than for cause, death or disability) or Mr. Martin leaves for good reason, we will pay Mr. Martin a lump sum equal to two

(three, in the event of a change in control) times his salary and target bonus and the 2005 Options will be exercisable for the following two years (three, in the event of a change in control).

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

No other executive director has an employment contract extending beyond 12 months.

Mr. McLaughlin

•	In 2009, Davy, an Irish based stockbroking, wealth management and financial advisory firm, of which Mr. McLaughlin is deputy chairman, provided advisory services in relation to the Johnson & Johnson Transaction and the offering and sale of the 8.75% Notes. The total invoiced value of these services was $2.4 million.

Mr. Pilnik

•	In 2009, prior to his joining the board of directors of Elan, Mr. Pilnik was paid a fee of $15,230 for consultancy services provided to Elan.

Dr. Selkoe

•	Effective as of July 1, 2009, EPI entered into a consultancy agreement with Dr. Dennis Selkoe under which Dr. Selkoe agreed to provide consultant services with respect to the treatment and/or prevention of neurodegenerative and autoimmune diseases. We will pay Dr. Selkoe a fee of $12,500 per quarter. The agreement is effective for three years unless terminated by either party upon 30 days written notice and supersedes all prior consulting agreements between Dr. Selkoe and Elan. Previously, Dr. Selkoe was a party to a similar consultancy agreement with EPI and Athena. Under the consultancy agreements, Dr. Selkoe received $50,000 in 2009, 2008 and 2007.

Arrangements with Former Directors

•	On July 1, 2003, we entered into a pension agreement with Mr. John Groom, a former director of Elan Corporation, plc, whereby we paid him a pension of $200,000 per annum, monthly in arrears, until May 16, 2008, in respect of his former senior executive roles. Mr. Groom received total payments of $75,556 in 2008 and $200,000 in 2007.

External Appointments and Retention of Fees

Executive directors may accept external appointments as non-executive directors of other companies and retain any related fees paid to them.

C.	Interest of Experts and Counsel

Not applicable.

Item 8.	Financial Information.

A.	Consolidated Statements and Other Financial Information

See Item 18 “Consolidated Financial Statements.”

B.	Significant Changes

None.

Item 9.	The Offer and Listing.

A.	Offer and Listing Details

See Item 9.C “Markets.”

B.	Plan of Distribution

Not applicable.

C.	Markets

The principal trading market for our Ordinary Shares is the Irish Stock Exchange. Our ADSs, each representing one Ordinary Share and evidenced by ADRs, are traded on the NYSE under the symbol “ELN.” The ADR depositary is The Bank of New York.

The following table sets forth the high and low sales prices of the Ordinary Shares during the periods indicated, based upon mid-market prices at close of business on the Irish Stock Exchange and the high and low sales prices of the ADSs, as reported in published financial sources:

			American
	€0.05		Depository
	Ordinary Shares		Shares (1)
	High	Low	High	Low
	(€)		($)

Year ended December 31
2005	22.25	2.42	29.00	3.24
2006	14.90	10.27	19.21	12.50
2007	16.89	9.04	24.52	11.98
2008	23.47	4.02	36.82	5.36
2009	6.37	3.42	8.70	5.00
Calendar Year
2008
Quarter 1	17.95	12.10	26.70	18.40
Quarter 2	23.00	13.35	35.55	20.75
Quarter 3	23.47	7.03	36.82	9.93
Quarter 4	8.27	4.02	11.12	5.36
2009
Quarter 1	6.37	3.79	8.70	5.00
Quarter 2	5.90	4.10	8.36	5.53
Quarter 3	5.85	4.71	8.13	6.65
Quarter 4	4.75	3.42	6.89	5.02
Month Ended
August 2009	5.69	5.06	8.13	7.14
September 2009	5.43	4.80	7.77	7.05
October 2009	4.75	3.42	6.89	5.02
November 2009	4.39	3.70	6.69	5.51
December 2009	4.61	4.20	6.70	6.21
January 2010	5.64	4.66	8.12	6.75

(1)	An ADS represents one Ordinary Share, par value € 0.05.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information.

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

The names of the directors are shown in Item 6.A. “Directors and Senior Management.” Mr. Bryson, Mr. Pilnik and Mr. Schuler were appointed as directors on July 16, 2009. They will seek election at the forthcoming AGM. Mr. Floyd Bloom, Ms. Maynard Gray, Dr. Selkoe and Mr. Shames retired as directors on July 16, 2009. Dr. Selkoe was subsequently reappointed on August 26, 2009 and will stand for election at the forthcoming AGM. Under the terms of our Articles of Association, directors serve for a term of three years expiring at the AGM in the third year following their appointment at an AGM or as the case may be, their re-appointment at the AGM. Additionally, in line with the provisions of the Combined Code, non-executive directors who have served on the board for in excess of nine years are subject to annual re-election by shareholders. Directors are not required to retire at any set age and may, if recommended by the board of directors, offer themselves for re-election at any AGM where they are deemed to have retired by rotation.

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

We incorporate by reference all other information concerning our Memorandum and Articles of Association from the section entitled “Description of Ordinary Shares” in the Registration Statement on Form 8-A/A3 (SEC File No. 001-13896) we filed with the SEC on December 6, 2004 and our Memorandum and Articles of Association filed as Exhibit 1.1 of this Form 20-F.

C.	Material Contracts

Indentures

Indentures governing the 8.75% Notes, 8.875% Notes, the Floating Rate Notes due 2011 and the Floating Rate Notes due 2013 contain covenants that restrict or prohibit our ability to engage in or enter into a variety of transactions. These restrictions and prohibitions could have a material and adverse effect on us. During 2009, as of December 31, 2009, and as of the date of filing of this Form 20-F, we were not in violation of any of our debt covenants. For additional information with respect to the restrictive covenants contained in our indentures, refer to Note 21 to the Consolidated Financial Statements.

Development and Marketing Collaboration Agreement with Biogen Idec

In August 2000, we entered into a development and marketing collaboration agreement with Biogen Idec, successor to Biogen, Inc., to collaborate in the development and commercialization of Tysabri for MS and Crohn’s disease, with Biogen Idec acting as the lead party for MS and Elan acting as the lead party for Crohn’s disease.

In November 2004, Tysabri received regulatory approval in the United States for the treatment of relapsing forms of MS. In February 2005, Elan and Biogen Idec voluntarily suspended the commercialization and dosing in clinical trials of Tysabri. This decision was based on reports of serious adverse events involving cases of PML, a rare and potentially fatal, demyelinating disease of the central nervous system.

In June 2006, the FDA approved the reintroduction of Tysabri for the treatment of relapsing forms of MS. Approval for the marketing of Tysabri in the European Union was also received in June 2006 and has subsequently been received in a number of other countries. The distribution of Tysabri in both the United States and the ROW commenced in July 2006. Global in-market net sales of Tysabri in 2009 were $1,059.2 million (2008: $813.0 million; 2007: $342.9 million), consisting of $508.5 million (2008: $421.6 million; 2007: $217.4 million) in the United States and $550.7 million (2008: $391.4 million; 2007: $125.5 million) in the ROW.

On January 14, 2008, the FDA approved the sBLA for Tysabri, for the treatment of patients with Crohn’s disease, and Tysabri was launched in this indication at the end of the first quarter of 2008. On December 12, 2008, we announced a realignment of our commercial activities in Tysabri for Crohn’s disease, shifting our efforts from a traditional sales model to a model based on clinical support and education.

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

In the ROW markets, Biogen Idec is responsible for distribution and we record as revenue our share of the profit or loss on ROW sales of Tysabri, plus our directly incurred expenses on these sales. In 2009, we recorded revenue of $215.8 million (2008: $135.5 million; 2007: $14.3 million).

As a result of the strong growth in Tysabri sales, in July 2008, we made an optional payment of $75.0 million to Biogen Idec in order to maintain our approximate 50% share of Tysabri for annual global in-market net sales of Tysabri that are in excess of $700.0 million. In addition, in December 2008 we exercised our option to pay a further $50.0 million milestone to Biogen Idec in order to maintain our percentage share of Tysabri at approximately 50% for annual global in-market net sales of Tysabri that are in excess of $1.1 billion. There are no further milestone payments required for us to retain our approximate 50% profit share.

Johnson & Johnson AIP Agreements

On September 17, 2009, Janssen AI, a newly formed subsidiary of Johnson & Johnson, completed the acquisition of substantially all of our assets and rights related to the AIP. In addition, Johnson & Johnson, through its affiliate Janssen Pharmaceutical, invested $885.0 million in exchange for newly issued ADRs of Elan, representing 18.4% of our outstanding ordinary shares. In addition, Johnson & Johnson has committed to fund the further development and commercialization of the AIP in an amount equal to $500.0 million. In consideration for the transfer of these assets and rights, we received a 49.9% equity interest in Janssen AI. We are entitled to a 49.9% share of the future profits of Janssen AI and certain royalty payments upon the commercialization of products under the collaboration with Pfizer (which acquired our collaborator Wyeth). The AIP represented our interest in that collaboration to research, develop and commercialize products for the treatment and/or prevention of neurodegenerative conditions, including Alzheimer’s disease. Janssen AI has assumed our activities with Pfizer under the AIP.

Transition Therapeutics Collaboration Agreement

In September 2006, we entered into an exclusive, worldwide collaboration with Transition for the joint development and commercialization of a novel therapeutic agent for Alzheimer’s disease. The small molecule, ELND005, is a beta amyloid anti-aggregation agent that has been granted fast track designation by the FDA. In December 2007, the first patient was dosed in a Phase 2 clinical study. This 18-month, randomized, double-blind, placebo-controlled, dose-ranging study will evaluate the safety and efficacy of ELND005 in approximately 340 patients with mild to moderate Alzheimer’s disease. The patient enrollment target for this study was achieved in October 2008. In December 2009 we announced that patients would be withdrawn from the two highest dose groups due to safety concerns. The study is continuing for the lowest dose group.

Under our Collaboration Agreement with Transition, we are obligated to make various milestone payments to Transition, including a $25.0 million payment upon the initiation of the first Phase 3 clinical trial for ELND005. In addition, dependant upon the continued successful development, regulatory approval and commercialization of ELND005, Transition will be eligible to receive additional milestone payments of up to $155.0 million. Further, if ELND005 is successfully commercialized we will be obligated to either share the net income derived from sales of ELND005 with Transition or pay royalties to Transition. At the end of Phase 2 development of ELND005, Transition may elect to maintain its 30% cost sharing percentage, increase such percentage up to 40% or decide not to continue cost sharing. If Transition continues cost sharing, then Transition will be entitled to a share of the operating profits from the commercialization of ELND005 (if ELND005 is successfully developed and approved for marketing) equal to its cost sharing percentage. If Transition elects not to continue cost sharing, then Transition will be entitled to receive reduced milestone payments and tiered royalty payments on net sales of ELND005 (again assuming ELND005 is successfully developed and commercialized) ranging in percentage from a high single digit to the mid teens, depending on the level of sales, for so long as we are commercializing ELND005.

See Item 4.B. “Business Overview” for additional information regarding our collaboration activities and related clinical trials.

D.	Exchange Controls

Irish exchange control regulations ceased to apply from and after December 31, 1992. Except as indicated below, there are no restrictions on non-residents of Ireland dealing in domestic securities, which includes shares or depositary receipts of Irish companies such as us. Except as indicated below, dividends and redemption proceeds also continue to be freely transferable to non-resident holders of such securities. The Financial Transfers Act, 1992 gives power to the Minister for Finance of Ireland to make provision for the restriction of financial transfers between Ireland and other countries and persons. Financial transfers are broadly defined and include all transfers that would be movements of capital or payments within the meaning of the treaties governing the member states of the European Union. The acquisition or disposal of ADSs or ADRs representing shares issued by an Irish incorporated company and associated payments falls within this definition. In addition, dividends or payments on redemption or purchase of shares and payments on a liquidation of an Irish incorporated company would fall within this definition. At present the Financial Transfers Act, 1992 prohibits financial transfers involving the late Slobodan Milosevic and associated persons, Burma (Myanmar), Belarus, certain persons indicted by the International Criminal Tribunal for the former Yugoslavia, Usama bin Laden, Al-Qaida, the Taliban of Afghanistan, Democratic Republic of Congo, Democratic People’s Republic of Korea (North Korea), Iran, Iraq, Côte d’Ivoire, Lebanon, Liberia, Zimbabwe, Uzbekistan, Sudan, Somalia, certain known terrorists and terrorist groups, and countries that harbor certain terrorist groups, without the prior permission of the Central Bank of Ireland.

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

The following is a general description of Irish taxation inclusive of certain Irish tax consequences to U.S. Holders (as defined below) of the purchase, ownership and disposition of ADSs or Ordinary Shares. As used herein, references to the Ordinary Shares include ADSs representing such Ordinary Shares, unless the tax treatment of the ADSs and Ordinary Shares has been specifically differentiated. This description is for general information purposes only and does not purport to be a comprehensive description of all the Irish tax considerations that may be relevant in a U.S. Holder’s decision to purchase, hold or dispose of our Ordinary Shares. It is based on the various Irish Taxation Acts, all as in effect on February 22, 2010 and all of which are subject to change (possibly on a retroactive basis). The Irish tax treatment of a U.S. Holder of Ordinary Shares may vary depending upon such holder’s particular situation, and holders or prospective purchasers of Ordinary Shares are advised to consult their own tax advisors as to the Irish or other tax consequences of the purchase, ownership and disposition of Ordinary Shares.

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

Taxation of Corporate Income

We are a public limited company incorporated and resident for tax purposes in Ireland. Under current Irish legislation, a company is regarded as resident for tax purposes in Ireland if it is centrally managed and controlled in Ireland, or, in certain circumstances, if it is incorporated in Ireland. The Taxes Consolidation Act, 1997 provides that a company that is resident in Ireland and is not resident elsewhere shall be entitled to have certain income from a qualifying patent disregarded for tax purposes. The legislation does not provide a termination date for this relief, although with effect from January 1, 2008, the amount of this income that is disregarded for tax purposes is capped at €5 million per year per group. A qualifying patent means a patent in relation to which the research, planning, processing, experimenting, testing, devising, designing, developing or similar activities leading to the invention that is the subject of the patent were carried out in an European Economic Area state. Income from a qualifying patent means any royalty or other sum paid in respect of the use of the invention to which the qualifying patent relates, including any sum paid for the grant of a license to exercise rights under such patent, where that royalty or other sum is paid, for the purpose of activities that would be regarded under Irish law as the manufacture of goods (to the extent that the payment does not exceed an arms-length rate), or by a person who is not connected with us. Accordingly, our income from such qualifying patents is disregarded for tax purposes in Ireland, subject to the annual €5 million cap mentioned above. Any Irish manufacturing income of Elan and its subsidiaries is taxable at the rate of 10% in Ireland until December 31, 2010. Any trading income that does not qualify for the patent exemption or the 10% rate of tax is taxable at the Irish corporation tax rate of 12.5% in respect of trading income for the years 2003 and thereafter. Non-trading income is taxable at 25%.

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

Irish Capital Acquisitions Tax

A gift or inheritance of Ordinary Shares will be and, in the case of our warrants or American Depository Warrant Shares (ADWSs) representing such warrants, may be, within the charge to Irish capital acquisitions tax, notwithstanding that the person from whom the gift or inheritance is received is domiciled or resident outside Ireland. Capital acquisitions tax is charged at the rate of 25% above a tax-free threshold. This tax-free threshold is determined by the relationship between the donor and the successor or donee. It is also affected by the amount of the current benefit and previous benefits taken since December 5, 1991 from persons within the same capital acquisitions tax relationship category. Gifts and inheritances between spouses are not subject to capital acquisitions tax.

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

The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act). In accordance with these requirements, the Company files Annual Reports on Form 20-F with, and furnishes Reports of Foreign Issuer on Form 6-K to, the SEC. These materials, including our Annual Report on Form 20-F for the fiscal year ended December 31, 2009 and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, NE, Room 1580, Washington D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the SEC at 100 F Street, NE, Room 1580, Washington, D.C., at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. As a foreign private issuer, all documents that were filed or submitted after November 4, 2002 on the SEC’s EDGAR system are available for retrieval on the website maintained by the SEC at http://www.sec.gov. These filings and submissions are also available from commercial document retrieval services.

Copies of our Memorandum and Articles of Association may be obtained at no cost by writing or telephoning the Company at our principal executive offices. Our Memorandum and Articles of Association are filed with the SEC as Exhibit 1.1 of this Form 20-F. You may also inspect or obtain a copy of our Memorandum and Articles of Association using the procedures prescribed above.

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

We actively manage our foreign exchange exposures to reduce the exchange rate volatility on our results of operations. The principal foreign currency risk to which we are exposed relates to movements in the exchange rate of the U.S. dollar against the Euro. The main exposures are net costs in Euro arising from a manufacturing and research presence in Ireland and the sourcing of raw materials in European markets, and revenue received in Euro arising from sales of Tysabri in the European Union. Our exchange rate risk is partially mitigated by these counteracting exposures providing a natural economic hedge. We closely monitor expected Euro cash flows to identify net exposures which are not mitigated by the natural hedge and, if considered appropriate, enter into forward foreign exchange contracts or other derivative instruments to further reduce our foreign currency risk.

During 2009, average exchange rates were $1.394 = €1.00. We sell U.S. dollars to buy Euro for costs incurred in Euro.

Interest Rate Risk on Debt

Our debt is at fixed rates, except for the $300.0 million of Floating Rate Notes due 2011 and $150.0 million of Floating Rate Notes due 2013 issued in November 2004 and November 2006, respectively. Interest rate changes affect the amount of interest on our variable rate debt.

The table below summarizes the market risks associated with our fixed and variable rate debt outstanding at December 31, 2009 (in millions):

	2011	2013	2016	Total

Fixed rate debt(1)	$—	$465.0	$625.0	$1,090.0
Average interest rate	—	8.875%	8.75%	8.80%
Variable rate debt(2)	$300.0	$150.0	$—	$450.0
Average interest rate(3)	4.25%	4.38%	—	4.29%

Total	$300.0	$615.0	$625.0	$1,540.0

Weighted-average interest rate	4.25%	7.78%	8.75%	7.49%

(1)	Represents 70.8% of all outstanding debt.

(2)	Represents 29.2% of all outstanding debt.

(3)	The variable rate debt bears interest at a rate of three-month LIBOR plus 4.0% (Floating Rate Notes due 2011) and LIBOR plus 4.125% (Floating Rate Notes due 2013). To calculate the estimated future average interest rates on the variable rate debt, we used LIBOR at December 31, 2009.

The cash flow interest rate risk exposure arising on our variable rate debt is partially offset by the variable interest rates on our cash and liquid resources, which are linked to similar short-term benchmarks as our variable rate debt.

If market rates of interest on our variable rate debt increased by 10%, then the increase in interest expense on the variable rate debt would be $0.1 million annually. As of December 31, 2009, the fair value of our debt was $1,464.3 million. For additional information on the fair values of debt instruments, refer to Note 26 to the Consolidated Financial Statements.

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

The interest rate risk profile of our investments at December 31, 2009, was as follows (in millions):

	Fixed	Floating	No Interest	Total

Cash and cash equivalents	$—	$836.5	$—	$836.5
Restricted cash — current	$—	$16.8	$—	$16.8
Restricted cash — non-current	$—	$14.9	$—	$14.9
Investment securities — current	$—	$—	$7.1	$7.1
Investment securities — non-current	$—	$0.4	$8.3	$8.7

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

At the balance sheet date, we have a significant concentration of credit risk given that our main customers or collaborator, AmerisourceBergen, Biogen Idec and Fournier Pharma Corp account for 70% of our gross accounts receivable balance at December 31, 2009. However, we do not believe our credit risk in relation with these three customers is significant, as they each have an investment grade credit rating.

Equity Price and Commodity Risks

We do not have any material equity price or commodity risks.

Item 12.	Description of Securities Other than Equity Securities.

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares.

According to our Depositary Agreement with the ADS depositary, Bank of New York Mellon, the depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS	Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders

$.02 (or less) per ADSs per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

From January 1, 2009 to February 22, 2010 we did not receive any money from the depository or any reimbursement relating to the ADS facility.

The depositary has agreed to waive certain fees relating to products and services provided by the depositary. In 2009, this amounted to $134,458.

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.	Controls and Procedures.

Disclosure Controls and Procedures

We conducted an evaluation as of December 31, 2009 under the supervision and with the participation of management, including our CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on the evaluation conducted, our management, including our CEO and CFO, concluded that at December 31, 2009 such disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

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

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal controls over financial reporting, based on the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation conducted, our management, including our CEO and CFO, concluded that as of December 31, 2009, internal control over financial reporting was effective.

Our independent registered public accounting firm, KPMG, has issued an auditor’s report on the Company’s internal control over financial reporting as of December 31, 2009, which is included under Item 15 “Controls and Procedures” in this Annual Report on Form 20-F.

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

We have audited Elan Corporation, plc’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Elan Corporation, plc’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, appearing under Item 15 in this Annual Report on Form 20-F. Our responsibility is to express an opinion on Elan Corporation, plc’s internal control over financial reporting based on our audit.

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

In our opinion, Elan Corporation, plc maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Elan Corporation, plc and subsidiaries, as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity/(deficit) and other comprehensive income/(loss) and cash flows for each of the years in the three-year period ended December 31, 2009, and the related financial statement schedule, and our report dated February 25, 2010 expressed an unqualified opinion on those consolidated financial statements and the related financial statement schedule.

/s/  KPMG

Dublin, Ireland
February 25, 2010

Item 16.	Reserved.

Item 16A.	Audit Committee Financial Expert.

The board of directors of Elan has determined that Mr. Gary Kennedy qualifies as an Audit Committee financial expert and as an independent director within the meaning of the NYSE listing standards.

Item 16B.	Code of Ethics.

Our board of directors adopted a code of conduct that applies to our directors, officers and employees. There have been no material modifications to, or waivers from, the provisions of such code. This code is available on the corporate governance section of our website at the following address: www.elan.com.

Item 16C.	Principal Accountant Fees and Services.

Our principal accountants are KPMG. The table below summarizes the fees for professional services rendered by KPMG for the audit of our Consolidated Financial Statements and fees billed for other services rendered by KPMG (in millions):

	2009	2008

Auditors’ remuneration:
Audit fees(1)	$2.3	$2.9
Audit-related fees(2)	0.5	2.8

Total audit and audit-related fees	$2.8	$5.7
Tax fees(3)	0.8	1.8
All other fees	—	—

Total auditors’ remuneration	$3.6	$7.5

(1)	Audit services include audit of our Consolidated Financial Statements, as well as work that generally only the independent auditor can reasonably be expected to provide, including comfort letters, statutory audits, and discussions surrounding the proper application of financial accounting or reporting standards.

(2)	Audit-related services are for assurance and related services that are traditionally performed by the independent auditor, including due diligence related to mergers, acquisitions and disposals, employee benefit plan audits, and special procedures required to meet certain regulatory requirements.

(3)	Tax fees consist of fees for professional services for tax compliance, tax advice and tax planning. This category includes fees related to the preparation and review of tax returns.

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

The board is satisfied that at least one member of the Committee has recent and relevant financial experience. The Committee has determined that Mr. Gary Kennedy is an Audit Committee financial expert for the purposes of the Sarbanes-Oxley Act of 2002.

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

The Committee met on 12 occasions in 2009. The Committee is scheduled to meet nine times in 2010.

During 2009, the business considered and discussed by the Committee included the matters referred to below.

•	The Company’s financial reports and financial guidance were reviewed and various accounting matters and policies were considered.

•	Reports were received from the independent external auditors concerning its audit strategy and planning and the results of its audit of the financial statements and from management, the internal audit function and independent external auditor on the effectiveness of the company’s system of internal controls and, in particular, its internal control over financial reporting.

•	The Committee reviewed the operations of the Company’s code of conduct, the employee helpline and email system. No material issues were reported through this route during the year. No waivers to the Code of Conduct were made in 2009.

•	The Committee reviewed the progress on the implementation of a comprehensive enterprise-wide risk management process in the Company.

•	Matters concerning the internal audit function, corporate compliance function and financial functions were reviewed. The Company’s continuing work to comply with the applicable provisions of the Sarbanes-Oxley Act of 2002 was monitored by the Committee.

•	The Committee charter and the operation of the Committee were reviewed during 2009. No changes were recommended.

•	The amount of audit and non-audit fees of the independent auditor was monitored throughout 2009. The Committee was satisfied throughout the year that the objectivity and independence of the independent external auditor were not in any way impaired by either the nature of the non-audit work undertaken, the level of non-audit fees charged for such work or any other facts or circumstances.

On behalf of the Audit Committee,

Gary Kennedy
Chairman of the Audit Committee and
Non-Executive Director

February 25, 2010

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G.	Corporate Governance.

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

NYSE Standards for U.S. Listed Companies under Listed
Company Manual Section 303A	Elan Corporate Governance Practices

NYSE Section 303A.01
A NYSE-listed company must have a majority of independent directors on its board of directors.	At minimum, two-thirds of the members of our board of directors are independent directors.

NYSE Section 303A.02
NYSE Section 303A.02 establishes general standards to evaluate directors’ independence.	We have adopted the definition of “independent director” under NYSE Section 303A.02, as described in Elan’s Corporate Governance Guidelines.
NYSE Section 303A.03
Non-management directors must meet at regularly scheduled executive meetings not attended by management.	Our Corporate Governance Guidelines provide that “the non-management directors of the board will meet without management at regularly scheduled executive sessions, and at such other times as they deem appropriate, under the chairmanship of the Lead Independent Director.”
NYSE Section 303A.04
U.S. listed companies must have a nominating/corporate governance committee comprised entirely of independent directors. The committee must have a written charter establishing certain minimum responsibilities as set forth in NYSE Section 303A.04(b)(i) and providing for an annual evaluation of the committee’s performance.	Our board of directors maintains a Nominating & Governance Committee composed entirely of independent directors. The Nominating & Governance Committee has a written charter which, among other things, meets the requirements set forth in NYSE Section 303A.04(b)(i) and provides for an annual evaluation of the Nominating & Governance Committee’s performance.
NYSE Section 303A.05
Listed companies must have a compensation committee comprised entirely of independent directors. The committee must have a written charter establishing certain minimum responsibilities as set forth in NYSE Section 303A.05(b)(i) and providing for an annual evaluation of the committee’s performance.	Our board of directors maintains a LDCC composed entirely of independent directors. The LDCC has a written charter which, among other things, meets the requirements set forth in NYSE Section 303A.05(b)(i) (except that the LDCC’s report set forth in Elan’s annual report is based on Irish rules and regulations rather than the SEC proxy rules) and provides for an annual evaluation of the LDCC’s performance.
NYSE Section 303A.06
U.S. listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 (the “Exchange Act”).	Our board of directors maintains an Audit Committee that meets the requirements of Rule 10A-3 of the Exchange Act.

NYSE Standards for U.S. Listed Companies under Listed
Company Manual Section 303A	Elan Corporate Governance Practices

NYSE Section 303A.07
The audit committee must consist of at least three members, all of whom must be independent under NYSE Section 303A.02 and be financially literate or must acquire such financial knowledge within a reasonable period. At least one member must have experience in accounting or financial administration. The committee must have a written charter establishing certain minimum responsibilities as set forth in NYSE Section 303A.07(b)(iii) and providing for an annual evaluation of the committee’s performance.	Our Audit Committee is comprised of no fewer than three directors, each of whom is an independent director under NYSE Section 303A.02 and each member of the Audit Committee meets all applicable financial literacy requirements.

The Audit Committee has a written charter that meets the requirements set forth in NYSE Section 303A.07(b)(iii) and provides for an annual evaluation of the Audit Committee’s performance.

NYSE Section 303A.07(c)
Each U.S. listed company must have an internal audit function in order to provide to management and to the audit committee permanent assessments on the company’s risk management processes and internal control system.	To support our system of internal control, we have separate Corporate Compliance and Internal Audit Departments. Each of these departments reports periodically to the Audit Committee.

NYSE Section 303A.08
Shareholders must be given the opportunity to vote on all equity-based compensation plans and material revisions thereto with certain exceptions.	Under Section 13.13 of the Listing Rules of the Irish Stock Exchange, in general, all employee share plans that contemplate the issuance of new shares must, with certain limited exceptions, be approved by our shareholders prior to their adoption.
NYSE Section 303A.09
U.S. listed companies must adopt and disclose corporate governance guidelines, including several issues for which such reporting is mandatory, and include such information on the company’s website, which should also include the charters of the audit committee, the nominating committee, and the compensation committee. In addition, the board of directors must make a self-assessment of its performance at least once a year to determine if it or its committees function effectively and report thereon.	We have adopted Corporate Governance Guidelines that, together with the charters of the Audit Committee, the Nominating & Governance Committee and the LDCC, are published on our website.

Our Corporate Governance Guidelines require that our board of directors conducts a self-assessment at least annually to determine whether the board of directors and its committees function effectively.

NYSE Section 303A.10
U.S. listed companies must adopt a Code of Business Conduct and Ethics for directors, officers and employees.	We have adopted a Code of Conduct for directors, officers and employees that is published on our website.

NYSE Section 303A.12
The CEO of each listed U.S. company must, on a yearly basis, certify to the NYSE that he or she knows of no violation by the company of NYSE rules relating to corporate governance. The CEO must notify the NYSE in writing whenever any executive officer of the company becomes aware of any non-fulfillment of any applicable provision under NYSE Section 303A. Finally, each U.S. listed company must submit an executed Written Affirmation annually to the NYSE and Interim Written Affirmation each time a change occurs in the board or any of the committees subject to NYSE Section 303A.	Our CEO will notify the NYSE in writing whenever any executive officer of Elan becomes aware of any non-fulfillment of any applicable provision under NYSE Section 303A. In addition, we will comply with the NYSE’s rules relating to the submission of annual and interim affirmations.

Part III

Item 17.	Consolidated Financial Statements.

Not applicable.

Item 18.	Consolidated Financial Statements.

Report of Independent Registered Public Accounting Firm
Consolidated Financial Statements of Elan Corporation, plc and subsidiaries
Notes to the Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Elan Corporation, plc:

We have audited the accompanying consolidated balance sheets of Elan Corporation, plc and subsidiaries (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity/(deficit) and other comprehensive income/(loss), and cash flows for each of the years in the three-year period ended December 31, 2009. In connection with our audits of the consolidated financial statements, we have also audited the accompanying financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Elan Corporation, plc and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the Consolidated Financial Statements, the Company expanded its disclosures about fair value measurements of its financial and nonfinancial assets and liabilities due to the adoption of new accounting requirements issued by the Financial Accounting Standards Board (FASB), as of January 1, 2008. As discussed in Note 9 to the Consolidated Financial Statements, the Company changed its method of recognizing and measuring the tax effects related to uncertain tax positions due to the adoption of new accounting requirements issued by the FASB, as of January 1, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Elan Corporation plc’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 25, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/  KPMG

Dublin, Ireland
February 25, 2010

Elan Corporation, plc
Consolidated Statements of Operations
For the Years Ended December 31, 2009, 2008 and 2007

	Notes	2009	2008	2007
	(In millions, except per share data)

Product revenue		$1,094.3	$980.2	$728.6
Contract revenue		18.7	20.0	30.8

Total revenue	3	1,113.0	1,000.2	759.4
Cost of sales		560.7	493.4	337.9

Gross margin		552.3	506.8	421.5
Operating expenses:
Selling, general and administrative expenses		268.2	292.7	339.3
Research and development expenses		293.6	323.4	262.9
Net gain on divestment of business	5	(108.7)	—	—
Other net charges	6	67.3	34.2	84.6

Total operating expenses		520.4	650.3	686.8

Operating profit/(loss)		31.9	(143.5)	(265.3)

Net interest and investment gains and losses:
Net interest expense	7	137.9	132.0	113.1
Net investment (gains)/losses	13	(0.6)	21.8	0.9
Net charge on debt retirement	8	24.4	—	18.8

Net interest and investment gains and losses		161.7	153.8	132.8

Net loss before income taxes		(129.8)	(297.3)	(398.1)
Provision for/(benefit from) income taxes	9	46.4	(226.3)	6.9

Net loss		$(176.2)	$(71.0)	$(405.0)

Basic and diluted net loss per Ordinary Share	10	$(0.35)	$(0.15)	$(0.86)

Weighted-average number of Ordinary Shares outstanding		506.8	473.5	468.3

The accompanying notes are an integral part of these Consolidated Financial Statements.

Elan Corporation, plc

Consolidated Balance Sheets
As of December 31, 2009 and 2008

	Notes	2009	2008
	(In millions, except shares and par values)

ASSETS
Current Assets:
Cash and cash equivalents		$836.5	$375.3
Restricted cash — current	11	16.8	20.2
Accounts receivable, net	12	192.4	196.1
Investment securities — current	13	7.1	30.5
Inventory	14	53.5	29.8
Deferred tax assets — current	9	23.9	95.9
Prepaid and other current assets	15	29.0	14.2

Total current assets		1,159.2	762.0
Property, plant and equipment, net	16	292.8	351.8
Goodwill and other intangible assets, net	17	417.4	553.9
Equity method investment	18	235.0	—
Investment securities — non-current	13	8.7	8.1
Restricted cash — non-current	11	14.9	15.0
Deferred tax assets — non-current	9	174.8	145.3
Other assets	19	42.9	31.5

Total assets		$2,345.7	$1,867.6

LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIT)
Current Liabilities:
Accounts payable		52.4	37.7
Accrued and other current liabilities	20	198.1	242.6

Total current liabilities		250.5	280.3
Long-term debt	21	1,540.0	1,765.0
Other liabilities	20	61.0	54.5

Total liabilities		1,851.5	2,099.8

Shareholders’ Equity/(Deficit):
Ordinary Shares, €0.05 par value, 670,000,000 shares authorized, 583,901,211 and 474,728,319 shares issued and outstanding at December 31, 2009 and 2008, respectively	22	35.8	27.6
Executive Shares, €1.25 par value, 1,000 shares authorized, 1,000 shares issued and outstanding at December 31, 2009 and 2008	22	—	—
“B” Executive Shares, €0.05 par value, 25,000 shares authorized, 21,375 shares issued and outstanding at December 31, 2009 and 2008	22	—	—
Additional paid-in capital		6,413.2	5,521.5
Accumulated deficit		(5,918.7)	(5,742.5)
Accumulated other comprehensive loss	23	(36.1)	(38.8)

Shareholders’ equity/(deficit)		494.2	(232.2)

Total liabilities and shareholders’ equity/(deficit)		$2,345.7	$1,867.6

The accompanying notes are an integral part of these Consolidated Financial Statements.

Elan Corporation, plc

Consolidated Statements of Shareholders’ Equity/(Deficit) and Other Comprehensive Income/(Loss)
For the Years Ended December 31, 2009, 2008 and 2007

						Accumulated
			Additional			Other	Total
	Number of	Share	Paid-in	Treasury	Accumulated	Comprehensive	Shareholders’
	Shares	Capital	Capital	Stock	Deficit	Income/(Loss)	Equity/(Deficit)
	(In millions)

Balance at December 31, 2006	466.6	$27.2	$5,352.7	$(17.4)	$(5,255.6)	$(21.8)	$85.1
Comprehensive loss:
Net loss	—	—	—	—	(405.0)	—	(405.0)
Unrealized loss on investment securities	—	—	—	—	—	(0.9)	(0.9)
Unrealized components of defined pension plans	—	—	—	—	—	10.3	10.3
Currency translation adjustments	—	—	—	—	—	0.7	0.7

Total comprehensive loss							(394.9)

Treasury stock retirement	(0.9)	(0.1)	(6.4)	17.4	(10.9)	—	—
Tax benefit of equity award deductions	—	—	1.8	—	—	—	1.8
Stock issued, net of issuance costs	4.5	0.3	27.9	—	—	—	28.2
Share-based compensation	—	—	45.1	—	—	—	45.1

Balance at December 31, 2007	470.2	27.4	5,421.1	—	(5,671.5)	(11.7)	(234.7)
Comprehensive loss:
Net loss	—	—	—	—	(71.0)	—	(71.0)
Unrealized loss on investment securities	—	—	—	—	—	(3.5)	(3.5)
Unrealized components of defined pension plans	—	—	—	—	—	(23.6)	(23.6)

Total comprehensive loss							(98.1)

Tax benefit of equity award deductions	—	—	2.4	—	—	—	2.4
Stock issued, net of issuance costs	4.5	0.2	49.8	—	—	—	50.0
Share-based compensation	—	—	48.2	—	—	—	48.2

Balance at December 31, 2008	474.7	27.6	5,521.5	—	(5,742.5)	(38.8)	(232.2)
Comprehensive loss:
Net loss	—	—	—	—	(176.2)	—	(176.2)
Unrealized gain on investment securities	—	—	—	—	—	4.0	4.0
Unrealized components of defined pension plans	—	—	—	—	—	(1.2)	(1.2)
Currency translation adjustments	—	—	—	—	—	(0.1)	(0.1)

Total comprehensive loss							(173.5)

Net tax shortfalls related to equity awards	—	—	(3.6)	—	—	—	(3.6)
Stock issued, net of issuance costs	109.2	8.2	863.8	—	—	—	872.0
Share-based compensation	—	—	31.5	—	—	—	31.5

Balance at December 31, 2009	583.9	$35.8	$6,413.2	$—	$(5,918.7)	$(36.1)	$494.2

The accompanying notes are an integral part of these Consolidated Financial Statements.

Elan Corporation, plc

Consolidated Statements of Cash Flows
For the Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007
	(In millions)

Cash flows from operating activities:
Net loss	$(176.2)	$(71.0)	$(405.0)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of deferred revenue	(0.2)	(2.5)	(11.4)
Amortization of financing costs	5.5	5.1	4.8
Depreciation and amortization	75.0	70.1	118.3
(Gain)/loss on sale of investment securities	(1.2)	1.0	(6.6)
Impairment of property, plant and equipment	15.0	—	—
Impairment of intangible assets	30.6	—	52.2
Impairment of investments	—	20.2	6.1
Gain on divestment of business	(126.0)	—	—
Share-based compensation	31.5	47.2	45.1
Excess tax benefit from share-based compensation	(2.3)	(2.4)	(1.8)
Utilization/(recognition) of deferred tax asset	36.8	(236.6)	(1.3)
Net charge on debt retirement	24.4	—	18.8
Derivative fair value (gain)/loss	(0.3)	0.6	(0.4)
Other	4.3	5.8	6.6
Net changes in assets and liabilities:
Decrease/(increase) in accounts receivable	3.7	(58.7)	(30.1)
Decrease/(increase) in prepaid and other assets	(16.8)	(1.4)	60.3
Decrease/(increase) in inventory	(24.3)	6.9	(7.4)
Increase/(decrease) in debt interest accrual	4.3	(1.3)	(17.5)
Increase in accounts payable and accruals and other liabilities	29.9	22.7	1.8

Net cash used in operating activities	(86.3)	(194.3)	(167.5)

Cash flows from investing activities:
Decrease/(increase) in restricted cash	3.5	(5.6)	(6.8)
Proceeds from disposal of property, plant and equipment	7.3	—	0.2
Purchase of property, plant and equipment	(43.5)	(58.8)	(26.1)
Purchase of intangible assets	(52.4)	(79.1)	(2.5)
Purchase of non-current investment securities	(0.6)	(0.1)	(12.3)
Transfer of fund to investment securities	—	—	(305.9)
Sale of non-current investment securities	—	3.5	3.4
Sale of current investment securities	28.9	232.6	27.9
Proceeds from product disposals	—	2.0	4.0

Net cash provided by/(used in) investing activities	(56.8)	94.5	(318.1)

Cash flows from financing activities:
Issue of share capital	868.0	—	—
Proceeds from employee stock issuances	4.0	50.0	28.2
Repayment of loans and capital lease obligations	(867.8)	(0.9)	(629.6)
Net proceeds from debt issuances	603.0	—	(0.1)
Excess tax benefit from share-based compensation	2.3	2.4	1.8
Repayment of government grants	(5.4)	—	—

Net cash provided by/(used in) financing activities	604.1	51.5	(599.7)

Effect of exchange rate changes on cash	0.2	0.1	(1.8)

Net increase/(decrease) in cash and cash equivalents	461.2	(48.2)	(1,087.1)
Cash and cash equivalents at beginning of year	375.3	423.5	1,510.6

Cash and cash equivalents at end of year	$836.5	$375.3	$423.5

Supplemental cash flow information:
Cash paid during the year for:
Interest	$(126.1)	$(141.0)	$(169.2)
Income taxes	$(4.2)	$(7.4)	$(5.2)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Description of Business

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

Our business is organized into two business units: BioNeurology (formerly referred to as Biopharmaceuticals), which engages in research, development and commercial activities primarily in neuroscience, autoimmune and severe chronic pain, and Elan Drug Technologies (EDT), an established, profitable, integrated drug delivery business unit of Elan, which has been applying its skills and knowledge to product development and drug delivery technologies to enhance the performance of dozens of drugs that have been marketed worldwide.

2.	Significant Accounting Policies

The following accounting policies have been applied in the preparation of our Consolidated Financial Statements.

(a)	Basis of consolidation and presentation of financial information

The accompanying Consolidated Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). In addition to the financial statements included in this Form 20-F, we also prepare separate Consolidated Financial Statements, included in our Annual Report, in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS), which differ in certain significant respects from U.S. GAAP. The Annual Report under IFRS is a separate document from this Form 20-F.

Unless otherwise indicated, our financial statements and other financial data contained in this Form 20-F are presented in U.S. dollars ($). The accompanying Consolidated Financial Statements include our financial position, results of operations and cash flows and those of our subsidiaries, all of which are wholly owned. All significant intercompany amounts have been eliminated. We use the equity method to account for equity investments in instances in which we own common stock and have the ability to exercise significant influence, but not control, over the investee.

We have incurred significant losses during the last three fiscal years. However, our directors believe that we have adequate resources to continue in operational existence for at least the next 12 months and that it is appropriate to continue to prepare our Consolidated Financial Statements on a going concern basis.

(b)	Use of estimates

The preparation of the Consolidated Financial Statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying amounts of assets and liabilities that are not readily apparent from other sources. Estimates are used in determining items such as the carrying amounts of intangible assets, property, plant and equipment and equity method investments, revenue recognition, sales rebates and discounts, the fair value of share-based compensation, the accounting for contingencies and income taxes, among other items. Because of the uncertainties inherent in such estimates, actual results may differ materially from these estimates.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c)	Fair value measurements

Fair value is defined as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk including our own credit risk.

On January 1, 2008, we adopted a new standard that defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The adoption of the new standard resulted in expanded disclosures about fair value measurements of financial and nonfinancial assets and liabilities, however it did not have an impact on our results of operations.

We disclose our financial instruments that are measured at fair value on a recurring basis using the following fair value hierarchy for valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels, which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1:	Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.
Level 2:	Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3:	Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

(d)	Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with original maturities on acquisition of three months or less.

(e)	Accounts receivable

Accounts receivable are initially recognized at fair value, which represents the invoiced amounts, less adjustments for estimated revenue deductions such as rebates, chargebacks and cash discounts. A provision for doubtful accounts is established based upon the difference between the recognized value and the estimated net collectible amount with the estimated loss recognized within selling, general and administrative expenses in the Consolidated Statement of Operations. When an accounts receivable becomes uncollectible, it is written off against the provision for doubtful accounts.

(f)	Investment securities and impairment

Marketable equity securities and debt securities are classified into one of three categories including trading, held-to-maturity, or available-for-sale. The classification depends on the purpose for which the financial assets were acquired.

•	Marketable equity and debt securities are considered trading when purchased principally for the purpose of selling in the near term. These securities are recorded as current investments and are carried at fair value. Unrealized holding gains and losses on trading securities are included in other income. We did not hold any trading securities at December 31, 2009 and 2008.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	Marketable debt securities are considered held-to-maturity when we have the positive intent and ability to hold the securities to maturity. These securities are carried at amortized cost, less any impairment. We did not hold any held-to-maturity securities at December 31, 2009 and 2008.

•	Marketable equity and debt securities not classified as trading or held-to-maturity are considered available-for-sale. These securities are recorded as either current or non-current investments and are carried at fair value, with unrealized gains and losses included in accumulated other comprehensive income/(loss) in shareholders’ equity/(deficit). The assessment for impairment of marketable securities classified as available-for-sale is based on established financial methodologies, including quoted market prices for publicly traded equity and debt securities.

Non-marketable equity securities are carried at cost, less write-down-for-impairments, and are adjusted for impairment based on methodologies, including the Black-Scholes option-pricing model, the valuation achieved in the most recent private placement by an investee, an assessment of the impact of general private equity market conditions, and discounted projected future cash flows.

The factors affecting the assessment of impairments include both general financial market conditions and factors specific to a particular company. In the case of equity classified as available-for-sale, a significant and prolonged decline in the fair value of the security below its carrying amount is considered in determining whether the security is impaired. If any such evidence exists, an impairment loss is recognized.

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

Where events or circumstances indicate that the carrying amount of a property, plant and equipment may not be recoverable, we compare the carrying amount of the asset to its fair value. The carrying amount of the asset is not deemed recoverable if its carrying amount exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of that asset. In such event, an impairment loss is recognized for the excess of the carrying amount over the asset’s fair value.

(i)	Leasing

Property, plant and equipment acquired under a lease that transfers substantially all of the risks and rewards of ownership to us (a capital lease) are capitalized. Amounts payable under such leases, net of finance charges, are shown as current or non-current as appropriate. An asset acquired through capital lease is stated at an amount equal to the lower of its fair value or the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation and impairment losses, and is included in property, plant and equipment. Finance charges

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

on capital leases are expensed over the term of the lease to give a constant periodic rate of interest charge in proportion to the capital balances outstanding.

All other leases that are not capital leases are considered operating leases. Rentals on operating leases are charged to expense on a straight-line basis over the period of the lease. Leased property, plant and equipment sub-let to third parties are classified according to their substance as either finance or operating leases. All such arrangements that we have entered into as lessor are operating leases. Income received as lessor is recognized on a straight-line basis over the period of the lease. If costs expected to be incurred under an operating sublease exceed anticipated income from the operating sublease, a loss is recognized immediately.

(j)	Goodwill, other intangible assets and impairment

Goodwill and identifiable intangible assets with indefinite useful lives are not amortized, but instead are tested for impairment at least annually. At December 31, 2009, we had no other intangible assets with indefinite lives.

Intangible assets with estimable useful lives are amortized on a straight-line basis over their respective estimated useful lives to their estimated residual values and, as with other long-lived assets such as property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, we compare undiscounted cash flows expected to be generated by an asset to the carrying amount of the asset. If the carrying amount of the long-lived asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. We determine fair value using the income approach based on the present value of expected cash flows. Our cash flow assumptions consider historical and forecasted revenue and operating costs and other relevant factors.

We review our goodwill for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. The goodwill impairment test is a two-step test and is performed at the reporting-unit level. A reporting unit is the same as, or one level below, an operating segment. We have two reporting units: BioNeurology and EDT. Under the first step, we compare the fair value of each reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired and step two does not need to be performed. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test would be performed to measure the amount of impairment charge, if any.

The second step of the goodwill impairment test compares the implied fair value of the reporting-unit goodwill with the carrying amount of that goodwill, and any excess of the carrying amount over the implied fair value is recognized as an impairment charge. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination is determined, by allocating the fair value of a reporting unit to individual assets and liabilities. The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. In evaluating goodwill for impairment, we determine the fair values of the reporting units using the income approach, based on the present value of expected cash flows. We completed the annual goodwill impairment test on September 30 of each year and the result of our tests did not indicate any impairment in 2009, 2008 or 2007. In addition, we performed a goodwill impairment test immediately subsequent to the disposal of the AIP business in September 2009 and the result of our test did not indicate any impairment.

(k)	Equity method investment

As part of the transaction whereby Janssen Alzheimer Immunotherapy (Janssen AI), a subsidiary of Johnson & Johnson, acquired substantially all of our assets and rights related to our Alzheimer’s Immunotherapy Program (AIP) collaboration with Wyeth (which has been acquired by Pfizer Inc. (Pfizer)), we received a 49.9% equity investment in Janssen AI. We have recorded this investment in Janssen AI as an equity method investment on the

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

balance sheet as we have the ability to exercise significant influence, but not control, over the investee. The investment has been initially recognized based on the estimated fair value of the investment acquired. Under the equity method, investors are required to recognize their share of the earnings or losses of an investee in the periods for which they are reported in the financial statements of the investee. However, Johnson & Johnson has committed to wholly fund up to an initial $500.0 million of development and commercialization expenses by Janssen AI. Therefore, we will not bear or recognize any share of the losses or earnings of Janssen AI until the initial $500.0 million is expensed by Janssen AI, or until an AIP product reaches market and Janssen AI is in a positive operating cash flow position. Beginning from the date at which the earlier of these events has occurred, we will recognize our share of the earnings or losses of Janssen AI.

(l)	Financing costs

Debt financing costs are comprised of transaction costs and original issue discount on borrowings. Debt financing costs are allocated to financial reporting periods over the term of the related debt using the effective interest rate method.

(m)	Derivative financial instruments

We enter into transactions in the normal course of business using various financial instruments in order to hedge against exposures to fluctuating exchange and interest rates. We use derivative financial instruments to reduce exposure to fluctuations in foreign exchange rates and interest rates. A derivative is a financial instrument or other contract whose value changes in response to some underlying variable, that has an initial net investment smaller than would be required for other instruments that have a similar response to the variable and that will be settled at a future date. We do not enter into derivative financial instruments for trading or speculative purposes. We did not hold any interest rate swap contracts or forward currency contracts at December 31, 2009 or 2008.

Our accounting policies for derivative financial instruments are based on whether they meet the criteria for designation as cash flow or fair value hedges. A designated hedge of the exposure to variability in the future cash flows of an asset or a liability, or of a forecasted transaction, is referred to as a cash flow hedge. A designated hedge of the exposure to changes in fair value of an asset or a liability is referred to as a fair value hedge. The criteria for designating a derivative as a hedge include the assessment of the instrument’s effectiveness in risk reduction, matching of the derivative instrument to its underlying transaction, and the probability that the underlying transaction will occur. For derivatives with cash flow hedge accounting designation, we report the gain or loss from the effective portion of the hedge as a component of accumulated other comprehensive income or loss and reclassify it into earnings in the same period or periods in which the hedged transaction affects earnings, and within the same income statement line item as the impact of the hedged transaction. For derivatives with fair value hedge accounting designation, we recognize gains or losses from the change in fair value of these derivatives, as well as the offsetting change in the fair value of the underlying hedged item, in earnings. Fair value gains and losses arising on derivative financial instruments not qualifying for hedge accounting are reported in our Consolidated Statement of Operations. The carrying amount of derivative financial instruments is reported within current assets or other current liabilities.

We record at fair value certain freestanding warrants that were acquired in investment transactions. Changes in their fair value are recorded in the Consolidated Statement of Operations and their carrying amount is recorded within current investment securities on the Consolidated Balance Sheet.

(n)	Revenue

We recognize revenue from the sale of our products, royalties earned and contract arrangements. Our revenues are classified into two categories: product revenue and contract revenue.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Tysabri® (natalizumab) was developed and is now being marketed in collaboration with Biogen Idec, Inc (Biogen Idec). In general, subject to certain limitations imposed by the parties, we share with Biogen Idec most development and commercialization costs. Biogen Idec is responsible for manufacturing the product. In the United States, we purchase Tysabri from Biogen Idec and are responsible for distribution. Consequently, we record as revenue the net sales of Tysabri in the U.S. market. We purchase product from Biogen Idec as required at a price, which includes the cost of manufacturing, plus Biogen Idec’s gross profit on Tysabri and this cost, together with royalties payable to other third parties, is included in cost of sales. Outside of the United States, Biogen Idec is responsible for distribution and we record as revenue our share of the profit or loss on rest of world (ROW) sales of Tysabri, plus our directly incurred expenses on these sales.

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

Up-front fees received by us are deferred and amortized when there is a significant continuing involvement by us (such as an ongoing product manufacturing contract or joint development activities) after an asset disposal. We defer and amortize up-front license fees to income over the “performance period” as applicable. The performance period is the period over which we expect to provide services to the licensee as determined by the contract provisions.

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

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(o)	Sales discounts and allowances

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

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Sales returns

We account for sales returns by establishing an accrual in an amount equal to our estimate of revenue recorded for which the related products are expected to be returned.

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

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

limitations including lags between the date as of which third-party information is generated and the date on which we receive such information.

(p)	Advertising expenses

We expense the costs of advertising as incurred. Advertising expenses were $1.7 million in 2009 (2008: $5.3 million; 2007: $5.1 million).

(q)	Research and development

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

(r)	Taxation

We account for income tax expense based on income before taxes and it is computed using the asset and liability method. Deferred tax assets (DTAs) and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using the enacted tax rates projected to be in effect for the year in which the differences are expected to reverse. DTAs are recognized for all deductible temporary differences and operating loss and tax credit carryforwards. A valuation allowance is required for DTAs if, based on available evidence, it is more likely than not that all or some of the asset will not be realized due to the inability to generate sufficient future taxable income.

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

We recognize the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. We account for interest and penalties related to unrecognized tax benefits in income tax expense. For additional information relating to income taxes, refer to Note 9.

(s)	Accumulated other comprehensive income/(loss)

Comprehensive income/(loss) is comprised of our net income or loss and other comprehensive income/loss (OCI). OCI includes certain changes in shareholders’ equity/(deficit) that are excluded from net income. Specifically, we include in OCI changes in the fair value of unrealized gains and losses on our investment securities, certain foreign currency translation adjustments, and adjustments relating to our defined benefit pension plans. Comprehensive loss for the years ended December 31, 2009, 2008 and 2007 has been reflected in the Consolidated Statements of Shareholders’ Equity/(Deficit) and Other Comprehensive Income/(Loss).

(t)	Foreign operations

Transactions in foreign currencies are recorded at the exchange rate prevailing at the date of the transaction. The resulting monetary assets and liabilities are translated into U.S. dollars at exchange rates prevailing at

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

subsequent balance sheet dates, and the resulting gains and losses are recognized in the Consolidated Statement of Operations and, where material, separately disclosed.

The functional currency of Elan and most of our subsidiaries is U.S. dollars. For those subsidiaries with a non–U.S. dollar functional currency, their assets and liabilities are translated using year–end rates and income and expenses are translated at average rates. The cumulative effect of exchange differences arising on consolidation of the net investment in overseas subsidiaries are recognized as OCI in the Consolidated Statements of Shareholders’ Equity/(Deficit) and Other Comprehensive Income/(Loss).

(u)	Share-based compensation

Share-based compensation expense for equity-settled awards made to employees and directors is measured and recognized based on estimated grant date fair values. These awards include employee stock options, restricted stock units (RSUs) and stock purchases related to our employee equity purchase plans.

Share-based compensation cost for RSUs awarded to employees and directors is measured based on the closing fair market value of the Company’s common stock on the date of grant. Share-based compensation cost for stock options awarded to employees and directors and common stock issued under our employee equity purchase plans is estimated at the grant date based on each option’s fair value as calculated using an option-pricing model. The value of awards expected to vest is recognized as an expense over the requisite service periods.

Share-based compensation expense for equity-settled awards to non-employees in exchange for goods or services is based on the fair value of the awards on the vest date; which is the date at which the commitment for performance by the non-employees to earn the awards is reached and also the date at which the non-employees’ performance is complete.

Estimating the fair value of share-based awards as of the grant or vest date using an option-pricing model, such as the binomial model, is affected by our share price as well as assumptions regarding a number of complex variables. These variables include, but are not limited to, the expected share price volatility over the term of the awards, risk-free interest rates, and actual and projected employee exercise behaviors.

(v)	Pensions and other employee benefit plans

We have two defined benefit pension plans covering our employees based in Ireland. These plans are managed externally and the related pension costs and liabilities are assessed at least annually in accordance with the advice of a qualified professional actuary. Two significant assumptions, the discount rate and the expected rate of return on plan assets, are important elements of expense and/or liability measurement. We evaluate these assumptions at least annually, with the assistance of an actuary. Other assumptions involve employee demographic factors such as retirement patterns, mortality, turnover and the rate of compensation increase. We use a December 31 measurement date and all plan assets and liabilities are reported as of that date. The cost or benefit of plan changes, which increase or decrease benefits for prior employee service, is included in expense on a straight-line basis over the period the employee is expected to receive the benefits.

We recognize actuarial gains and losses using the corridor method. Under the corridor method, to the extent that any cumulative unrecognized net actuarial gain or loss exceeds 10% of the greater of the present value of the defined benefit obligation and the fair value of the plan assets, that portion is recognized over the expected average remaining working lives of the plan participants. Otherwise, the net actuarial gain or loss is not recognized.

We recognize the funded status of benefit plans in our Consolidated Balance Sheet. In addition, we recognize as a component of other comprehensive income/(loss) the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic pension cost of the period.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On January 1, 2009, we adopted new guidance related to employers’ disclosures about plan assets of a defined benefit pension or other postretirement plan. These disclosure requirements include the application of the fair value hierarchy for valuation inputs, as discussed in Note 2(c).

We also have a number of other defined contribution benefit plans, primarily for employees outside of Ireland. The cost of providing these plans is expensed as incurred. For additional information on our pension and other employee benefit plans, refer to Note 24.

(w)	Contingencies

We assess the likelihood of any adverse outcomes to contingencies, including legal matters, as well as the potential range of probable losses. We record accruals for such contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. If an unfavorable outcome is probable, but the amount of the loss cannot be reasonably estimated, we estimate the range of probable loss and accrue the most probable loss within the range. If no amount within the range is deemed more probable, we accrue the minimum amount within the range. If neither a range of loss nor a minimum amount of loss is estimable, then appropriate disclosure is provided, but no amounts are accrued. For additional information relating to our commitments and contingencies, refer to Notes 28 and 29.

(x) Recent accounting pronouncements

In May 2009, the Financial Accounting Standards Board (FASB) issued a new standard for subsequent events, which established general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The new standards are effective for annual reporting periods ending after June 15, 2009. We adopted the new standards for the 2009 fiscal year and, as the impact of the pronouncement is to require additional disclosures, the adoption did not have an impact on our consolidated financial position, results of operations or cash flows. We have evaluated subsequent events through February 25, 2010, the date that these financial statements were issued, and there were no such events that required disclosure.

In June 2009, the FASB issued the FASB Accounting Standards Codification (the Codification) for financial statements issued for interim and annual periods ending after September 15, 2009, which was effective for us beginning in the third quarter of fiscal 2009. The Codification became the single authoritative source for GAAP. Accordingly, previous references to GAAP accounting standards are no longer used in our disclosures, including the Notes to the Consolidated Financial Statements. The Codification does not affect our financial position, cash flows or results of operations.

3.	Revenue

The composition of revenue for the years ended December 31 was as follows (in millions):

	2009	2008	2007

Revenue from the BioNeurology business	$837.1	$698.6	$463.9
Revenue from the EDT business	275.9	301.6	295.5

Total revenue	$1,113.0	$1,000.2	$759.4

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Revenue from the BioNeurology business can be further analyzed as follows (in millions):

	2009	2008	2007

Product revenue:
Tysabri — U.S.	$508.5	$421.6	$217.4
Tysabri — ROW	215.8	135.5	14.3

Total Tysabri	724.3	557.1	231.7
Azactam®	81.4	96.9	86.3
Prialt®	16.5	16.5	12.3
Maxipime®	13.2	27.1	122.5
Royalties	1.7	1.0	1.8

Total product revenue	837.1	698.6	454.6
Contract revenue	—	—	9.3

Total revenue from BioNeurology business	$837.1	$698.6	$463.9

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

Global in-market net sales of Tysabri were as follows (in millions):

	2009	2008	2007

United States	$508.5	$421.6	$217.4
ROW	550.7	391.4	125.5

Total Tysabri global in-market net sales	$1,059.2	$813.0	$342.9

Outside of the United States, Biogen Idec is responsible for distribution and we record as revenue our share of the profit or loss on these sales of Tysabri, plus our directly incurred expenses on these sales.

In 2009, we recorded net Tysabri ROW revenue of $215.8 million (2008: $135.5 million; 2007: $14.3 million), which was calculated as follows (in millions):

	2009	2008	2007

ROW in-market sales by Biogen Idec	$550.7	$391.4	$125.5
ROW operating expenses incurred by Elan and Biogen Idec	(280.6)	(236.9)	(138.1)

ROW operating profit/(loss) generated/(incurred) by Elan and Biogen Idec	270.1	154.5	(12.6)

Elan’s 50% share of Tysabri ROW collaboration operating profit/(loss)	135.0	77.3	(6.3)
Elan’s directly incurred costs	80.8	58.2	20.6

Net Tysabri ROW revenue	$215.8	$135.5	$14.3

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Revenue from the EDT business can be further analyzed as follows (in millions):

	2009	2008	2007

Product revenue:
Manufacturing revenue and royalties:
TriCor® 145	$61.6	$67.7	$62.5
Skelaxin®	34.9	39.7	39.3
Focalin® XR/Ritalin® LA	32.6	33.5	28.4
Verelan®	22.1	24.6	28.5
Other	106.0	116.1	110.8

Total manufacturing revenue and royalties	257.2	281.6	269.5
Amortized revenue — Adalat®/Avinza®	—	—	4.5

Total product revenue	257.2	281.6	274.0
Contract revenue:
Amortized fees	—	2.4	4.3
Research revenue and milestones	18.7	17.6	17.2

Total contract revenue	18.7	20.0	21.5

Total revenue from the EDT business	$275.9	$301.6	$295.5

4.	Segment Information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (CODM). Our CODM has been identified as Mr. G. Kelly Martin, chief executive officer. Our business is organized into two business units: BioNeurology (formerly referred to as Biopharmaceuticals) and EDT, and our chief executive officer reviews the business from this perspective. BioNeurology engages in research, development and commercial activities primarily in Alzheimer’s disease, Parkinson’s disease, MS, Crohn’s disease and severe chronic pain. EDT is an established, profitable, integrated drug delivery business unit of Elan, which has been applying its skills and knowledge in product development and drug delivery technologies to enhance the performance of dozens of drugs that have been marketed worldwide.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Our segment results of operations and revenue for the years ended December 31, 2009, 2008 and 2007, together with goodwill and total assets by segment at December 31, 2009 and 2008 are as follows:

Analysis of results of operations by segment (in millions):

	BioNeurology			EDT			Total
	2009	2008	2007	2009	2008	2007	2009	2008	2007

Product revenue	$837.1	$698.6	$454.6	$257.2	$281.6	$274.0	$1,094.3	$980.2	$728.6
Contract revenue	—	—	9.3	18.7	20.0	21.5	18.7	20.0	30.8

Total revenue	837.1	698.6	463.9	275.9	301.6	295.5	1,113.0	1,000.2	759.4
Cost of sales	444.4	369.7	223.7	116.3	123.7	114.2	560.7	493.4	337.9

Gross margin	392.7	328.9	240.2	159.6	177.9	181.3	552.3	506.8	421.5
Operating expenses:
Selling, general and administrative expenses	232.3	248.2	294.8	35.9	44.5	44.5	268.2	292.7	339.3
Research and development expenses	246.1	275.8	214.5	47.5	47.6	48.4	293.6	323.4	262.9
Net gain on divestment of business	(108.7)	—	—	—	—	—	(108.7)	—	—
Other net (gains)/charges	61.6	34.2	81.0	5.7	—	3.6	67.3	34.2	84.6

Total operating expenses	431.3	558.2	590.3	89.1	92.1	96.5	520.4	650.3	686.8

Operating income/(loss)	$(38.6)	$(229.3)	$(350.1)	$70.5	$85.8	$84.8	$31.9	$(143.5)	$(265.3)

Depreciation and amortization	$41.2	$33.5	$81.5	$33.8	$36.6	$36.8	$75.0	$70.1	$118.3
Share-based compensation expense	$24.3	$37.3	$34.9	$7.2	$9.9	$10.2	$31.5	$47.2	$45.1
Intangible asset impairment charges	$30.6	$—	$52.2	$—	$—	$—	$30.6	$—	$52.2
Other asset impairment charges	$15.4	$—	$—	$—	$—	$—	$15.4	$—	$—
Capital expenditures	$34.8	$176.5	$17.4	$8.9	$14.4	$11.2	$43.7	$190.9	$28.6

Reconciliation of operating loss to net income/( loss) (in millions):

	2009	2008	2007

Operating income/(loss)	$31.9	$(143.5)	$(265.3)
Net interest and investment losses	161.7	153.8	132.8
Provision for/(benefit from) income taxes	46.4	(226.3)	6.9

Net loss	$(176.2)	$(71.0)	$(405.0)

Revenue analysis by segment:

For an analysis of revenue by segment, please refer to Note 3.

Goodwill (in millions):

	2009	2008

BioNeurology	$208.0	$218.3
EDT	49.7	49.7

Total goodwill	$257.7	$268.0

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Total assets (in millions):

	2009	2008

BioNeurology assets	$1,911.0	$1,333.4
EDT assets	434.7	534.2

Total assets	$2,345.7	$1,867.6

For fiscal years 2009, 2008 and 2007, our revenue is presented below by geographical area. Similarly, total assets, property, plant and equipment, and goodwill and intangible assets are presented below on a geographical basis at December 31, 2009 and 2008.

Revenue by region (by destination of customers) (in millions):

	2009	2008	2007

Ireland	$65.8	$71.5	$72.2
United States	791.0	732.5	612.4
Rest of world	256.2	196.2	74.8

Total revenue	$1,113.0	$1,000.2	$759.4

Total assets by region (in millions):

	2009	2008

Ireland	$1,240.4	$702.0
United States	1,009.0	1,093.1
Bermuda	75.5	54.4
Rest of world	20.8	18.1

Total assets	$2,345.7	$1,867.6

Property, plant and equipment by region (in millions):

	2009	2008

Ireland	$176.7	$240.5
United States	116.1	111.3

Total property, plant and equipment, net	$292.8	$351.8

Goodwill and other intangible assets by region (in millions):

	2009	2008

Ireland	$149.2	$233.9
United States	259.5	311.3
Rest of world	8.7	8.7

Total goodwill and other intangible assets, net	$417.4	$553.9

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Major customers

The following customers or collaborator contributed 10% or more of our total revenue in 2009, 2008 and 2007:

	2009	2008	2007

AmerisourceBergen Corporation	49%	46%	38%
Biogen Idec	19%	14%	2%

No other customer or collaborator accounted for more than 10% of our total revenue in 2009, 2008 or 2007.

5.	Net Gain on Divestment of Business

As part of the Johnson & Johnson Transaction in September 2009, Janssen AI acquired substantially all of the assets and rights related to our AIP collaboration with Wyeth (which has been acquired by Pfizer). Johnson & Johnson has also committed to fund up to $500.0 million towards the further development and commercialization of AIP. In consideration for the transfer of these assets and rights, we received a 49.9% equity interest in Janssen AI. We are entitled to a 49.9% share of the future profits of Janssen AI and certain royalty payments upon the commercialization of products under the AIP collaboration. Our equity interest in Janssen AI has been recorded as an equity method investment on the Consolidated Balance Sheet at December 31, 2009, at a carrying amount of $235.0 million.

The net gain on divestment of the AIP business in 2009 amounted to $108.7 million and was calculated as follows (in millions):

Investment in Janssen AI(1)	$235.0
Intangible assets(2)	(68.0)
Biologics and fill-finish impairment(3)	(41.2)
Transaction costs	(16.8)
Share based compensation	1.2
Other	(1.5)

Net gain on divestment of business	$108.7

(1)	The investment in Janssen AI was recorded at the estimated fair value of $235.0 million as of the date of the transaction.

(2)	Includes goodwill of $10.3 million allocated to the AIP business.

(3)	As a result of the disposal of the AIP business, we re-evaluated the longer term biologics manufacturing and fill-finish requirements, and consequently recorded a non-cash asset impairment charge related to these activities of $41.2 million.

The estimated fair value of the investment in Janssen AI was based on the fair value of the AIP assets and rights that were divested, which was estimated using a discounted cash flow model. The inputs used in this model reflected management’s estimates of assumptions that market participants would use in valuing the AIP business. These assumptions included the forecasting of future cash flows, the probability of clinical success, the probability of commercial success, and the estimated cost of capital.

For additional information relating to our equity method investment in Janssen AI, refer to Note 18. For additional information relating to our related party transactions with Janssen AI, refer to Note 30.

We did not divest any businesses in 2008 or 2007.

6.	Other Net Charges

The principal items classified as other net charges include intangible asset impairment charges, severance, restructuring and other costs, other asset impairment charges, acquired in-process research and development costs, legal settlements and awards and the write-off of deferred transaction costs. These items have been treated

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

consistently from period to period. We believe that disclosure of significant other charges is meaningful because it provides additional information in relation to analyzing certain items.

Other net charges for the years ended December 31 consisted of (in millions):

	2009	2008	2007
	(In millions)

(a) Intangible asset impairment charges	$30.6	$—	$52.2
(b) Severance, restructuring and other costs	29.7	22.0	32.4
(c) Other asset impairment charges	15.4	—	—
(d) Acquired in-process research and development costs	5.0	—	—
(e) Legal settlements and awards	(13.4)	4.7	—
(f) Write-off of deferred transaction costs	—	7.5	—

Total other net charges	$67.3	$34.2	$84.6

(a)	Intangible asset impairment charges

During 2009, we recorded a non-cash impairment charge of $30.6 million relating to the Prialt intangible asset. Prialt (ziconotide intrathecal infusion) was launched in the United States in 2005. Revenues from this product have not met expectations and, consequently, we revised our sales forecast for Prialt and reduced the carrying value of the intangible asset to $14.6 million.

During 2007, we incurred a non-cash asset impairment charge of $52.2 million related to the Maxipime (cefepime hydrochloride) and Azactam (aztreonam for injection, USP) intangible assets. As a direct result of the approval of a first generic form of Maxipime in June 2007 and the anticipated approval of a generic form of Azactam, we revised the projected future cumulative undiscounted cash flows. The revised projected cumulative undiscounted cash flows were lower than the intangible assets’ carrying amount thus indicating the intangible assets were not recoverable. Consequently, the impairment charge was calculated as the excess of the carrying amount over the discounted net present value. The remaining net intangible assets’ carrying amount was amortized, on a straight-line basis, through December 31, 2007.

(b)	Severance, restructuring and other costs

During 2009, we incurred severance and restructuring charges of $29.7 million principally associated with the strategic redesign and realignment of the R&D organization within our BioNeurology business and reduction of related support activities.

During 2008, we incurred severance, restructuring and other costs of $22.0 million related primarily to the realignment of our commercial activities in Tysabri for Crohn’s disease and the announced closure of our offices in New York and Tokyo, which occurred in the first half of 2009.

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

(c)	Other asset impairment charges

In the first half of 2009, we incurred an asset impairment charge of $15.4 million primarily associated with the postponement of our biologics manufacturing activities. Subsequently, as a result of the disposal of the AIP business in September 2009, we re-evaluated the longer term biologics manufacturing requirements and the remaining

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

carrying amount of these assets was written off. This impairment charge was recorded as part of the net gain on divestment of business. For additional information on the net gain on divestment of business, refer to Note 5.

(d)	Acquired in-process research and development costs

The acquired in-process research and development charge of $5.0 million is in relation to a license fee incurred in June 2009 under a collaboration agreement entered into with PharmatrophiX to research, develop and commercialize the neurological indications of PharmatrophiX’s portfolio of compounds targeting the p75 neurotrophin receptor.

(e)	Legal settlements and awards

The net legal awards and settlement amount of $13.4 million in 2009 is comprised of a legal award of $18.0 million received from Watson Pharmaceuticals, Inc. (Watson) and a legal settlement amount of $4.6 million in December 2009 relating to nifedipine antitrust litigation. The $18.0 million legal award primarily related to an agreement with Watson to settle litigation with respect to Watson’s marketing of a generic version of Naprelan®. As part of the settlement, Watson stipulated that our patent at issue is valid and enforceable and that Watson’s generic formulations of Naprelan infringed our patent.

Following a settlement in late 2007 with the indirect purchaser class of the nifedipine antitrust litigation, in December 2009 we entered into a separate settlement agreement with the individual direct purchasers, resulting in a dismissal of this second segment of the litigation and the payment of a legal settlement amount of $4.6 million.

The legal settlement amount of $4.7 million, net of insurance coverage, in 2008 relates to several shareholder class action lawsuits, commencing in 1999 against Dura Pharmaceuticals, Inc., one of our subsidiaries, and various then-current or former officers of Dura. The actions, which alleged violations of the U.S. federal securities laws, were consolidated and sought damages on behalf of a class of shareholders who purchased Dura common stock during a defined period. The settlement was finalized in 2009 without admission of fault by Dura.

(f)	Write-off of deferred transaction costs

During 2008, we wrote off $7.5 million of deferred transaction costs related to the completed evaluation of the strategic options associated with the potential separation of our EDT business.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	Net Interest Expense

The net interest expense for the years ended December 31, 2009, 2008 and 2007 is as follows (in millions):

	2009	2008	2007

Interest expense:
Interest on 7.75% Notes	$52.9	$65.9	$65.9
Interest on Floating Rate Notes due 2011	15.0	21.4	28.4
Interest on 8.875% Notes	41.3	41.3	41.3
Interest on Floating Rate Notes due 2013	7.7	11.2	14.5
Interest on 8.75% Notes	13.5	—	—
Interest on Athena Notes	—	—	1.6
Amortization of deferred financing costs	5.5	5.1	4.8
Foreign exchange loss/(gain)	2.4	(2.4)	0.3
Swap interest expense	—	—	0.4
Other	0.9	0.7	(1.8)

Interest expense	$139.2	$143.2	$155.4

Interest income:
Cash and cash equivalents interest	$(1.1)	$(11.0)	$(42.1)
Investment interest	(0.2)	(0.2)	(0.2)

Interest income	$(1.3)	$(11.2)	$(42.3)

Net interest expense	$137.9	$132.0	$113.1

For additional information on our debts, refer to Note 21.

8.	Net Charge on Debt Retirement

In December 2009, we redeemed the $850.0 million in aggregate principal amount of the 7.75% senior fixed rate notes due November 15, 2011 (7.75% Notes). We recorded a net charge on debt retirement of the 7.75% Notes of $24.4 million, comprised of an early redemption premium of $16.4 million, a write off of unamortized deferred financing costs of $6.7 million and transaction costs of $1.3 million.

In December 2006, we issued an early redemption notice for the 7.25% senior notes (Athena Notes). In January 2007, the remaining aggregate principal amount of $613.2 million of the Athena Notes was redeemed and the related $300.0 million of interest rate swaps were cancelled. As a result, we incurred a net charge on debt retirement of $18.8 million in 2007.

For additional information related to our debt, please refer to Note 21.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	Income Taxes

The following table sets forth the details of the provision for/(benefit from) income taxes for the years ended December 31 (in millions):

	2009	2008	2007

Irish corporation tax — current	$0.3	$0.3	$0.3
Irish corporation tax — deferred	1.0	0.3	0.6
Foreign taxes — current	9.3	10.0	7.9
Foreign taxes — deferred	35.8	(236.9)	(1.9)

Provision for/(benefit from) income taxes	$46.4	$(226.3)	$6.9

Tax expense/(benefit) reported in shareholders’ equity related to equity awards	$3.6	$(2.4)	$(1.8)

Current tax, including Irish corporation tax and foreign taxes, is provided on our taxable profits, using the tax rates and laws that have been enacted by the balance sheet date. In each of the three years ended December 31, 2009, 2008 and 2007, substantially all of our income in Ireland was exempt from tax by virtue of tax losses incurred or relief granted on income derived from patents.

The overall tax provision for 2009 was $50.0 million (2008: $228.7 million benefit; 2007: $5.1 million provision). Of this amount $3.6 million (2008: $2.4 million credit; 2007: $1.8 million credit) has been debited to shareholders’ equity to reflect net shortfalls related to equity awards. The remaining $46.4 million provision (2008: $226.3 million benefit; 2007: $6.9 million provision) is allocated to ordinary activities.

The total tax expense of $46.4 million for 2009 reflects federal AMT and state taxes and other tax at standard rates in the jurisdictions in which we operate, income derived from Irish patents, foreign withholding tax and includes a deferred tax expense of $36.8 million for 2009 (2008: $236.6 million benefit; 2007: $1.3 million benefit) primarily related to the deferred tax asset recognized in 2008 as the underlying loss carryforwards and other DTAs are utilized to shelter taxable income in the United States.

The 2008 tax benefit of $226.3 million reflected the release of the valuation allowance against the DTAs of our U.S. entities (U.S. valuation allowance), the availability of tax losses, tax at standard rates in the jurisdictions in which we operate, income derived from Irish patents and foreign withholding tax. The total tax provision of $6.9 million for 2007 reflected the availability of tax losses, tax at standard rates in the jurisdictions in which we operate, income derived from Irish patents and foreign withholding tax.

We released $236.6 million of the U.S. valuation allowance during 2008. A valuation allowance is required for DTAs if, based on available evidence, it is more likely than not that all or some of the asset will not be realized due to the inability to generate sufficient future taxable income. Previously, because of cumulative losses in the year ended December 31, 2007 and the two preceding years, we determined it was necessary to maintain a valuation allowance against substantially all of our net DTAs, as the cumulative losses in recent years represented a significant piece of negative evidence. However, as a result of the U.S. business generating cumulative earnings for the three years ended December 31, 2008 and projected recurring U.S. profitability arising from the continued growth of the BioNeurology business in the United States, there was evidence to support the generation of sufficient future taxable income to conclude that most U.S. DTAs are more likely than not to be realized in future years. Our U.S. business carries out a number of activities that are remunerated on a cost-plus basis, therefore future U.S. profitability is expected. As part of our assessment in 2009 we updated our detailed future income forecasts for the U.S. business, which cover the period through 2019 and demonstrate significant future recurring profitability. The cumulative level of taxable income required to realize the federal DTAs is approximately $417.0 million and approximately $930.0 million to realize state DTAs. U.S. pre-tax book income for 2009 was $163.1 million and the quantum of projected earnings is significantly in excess of the pre-tax income necessary to realize the DTAs. The DTAs’ recoverability is not dependent on material improvements over present levels of pre-tax income for the

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

U.S. business, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other non-routine transactions. In weighing up the positive and negative evidence for releasing the valuation allowance we considered future taxable income exclusive of reversing temporary differences and carry-forwards; the timing of future reversals of existing taxable temporary differences; the expiry dates of operating losses and tax credit carry-forwards and various other factors which may impact on the level of future profitability in the United States. Accordingly, there was no need to materially alter our valuation allowance in the United States during 2009.

For the years ended December 31, a reconciliation of the expected tax expense/(benefit) on continuing operations (computed by applying the standard Irish tax rate to (losses)/profits before tax) to the actual tax expense/(benefit) is as follows (in millions):

	2009	2008	2007

Irish standard tax rate	12.5%	12.5%	12.5%
Taxes at the Irish standard rate	$(16.2)	$(37.2)	$(49.8)
Irish income at rates other than Irish standard rate	0.5	(0.9)	(18.3)
Foreign income at rates other than the Irish standard rate	2.1	(39.9)	(31.1)
Increase in valuation allowance — non-U.S.	72.1	88.3	106.1
Release of U.S. valuation allowance	(2.1)	(236.6)	—
Permanent differences	(6.6)	—	—
R&D tax credit	(3.0)	—	—
Other	(0.4)	—	—

Income tax expense/(benefit)	$46.4	$(226.3)	$6.9

For the years ended December 31, the distribution of income/(loss) before provision for income taxes by geographical area was as follows (in millions):

	2009	2008	2007

Ireland	$(519.7)	$(848.9)	$(705.5)
Foreign	389.9	551.6	307.4

Loss before provision for income taxes	$(129.8)	$(297.3)	$(398.1)

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred Tax

The full potential amounts of deferred tax comprised the following deferred tax assets and liabilities at December 31 (in millions):

	2009	2008

Deferred tax liabilities:
Property, plant and equipment	$(7.6)	$(7.1)

Total deferred tax liabilities	$(7.6)	$(7.1)

Deferred tax assets:
Net operating losses	$389.4	$373.6
Deferred interest	182.4	160.9
Intangibles/capitalized items	50.4	47.4
Tax credits	87.1	82.6
Reserves/provisions	39.1	30.1
Property, plant and equipment	6.7	0.6
Share-based compensation expense	33.5	31.9
Other	4.0	10.0

Total deferred tax assets	$792.6	$737.1

Valuation allowance	$(586.3)	$(488.8)

Net deferred tax asset	$198.7	$241.2

The valuation allowance recorded against the DTAs as of December 31, 2009, was $586.3 million. The net change in the valuation allowance for 2009 was an increase of $97.5 million (2008: decrease of $226.7 million; 2007: increase of $6.2 million), which primarily relates to Irish net operating losses and deferred interest carryforwards.

We have adjusted the above DTAs in relation to net operating losses to exclude stock option deductions. In 2009, we recorded a reduction in shareholders’ equity of $3.6 million (2008: $2.4 million increase; 2007: $1.8 million increase) to reflect net tax shortfalls (tax benefits in 2008 and 2007) related to equity awards.

The gross amounts of unused tax loss carryforwards with their expiration dates after adjusting for uncertain tax positions are as follows (in millions):

	At December 31, 2009
		U.S.	U.S.	Rest of
	Ireland	State	Federal	World	Total

One year	$—	$—	$—	$—	$—
Two years	—	—	—	9.3	9.3
Three years	—	2.3	—	6.6	8.9
Four years	—	—	—	5.5	5.5
Five years	—	—	—	—	—
More than five years	3,021.3	173.3	487.6	1.5	3,683.7

Total	$3,021.3	$175.6	$487.6	$22.9	$3,707.4

At December 31, 2009, certain of our Irish subsidiaries had net operating loss carryovers for income tax purposes of $3,021.3 million. These can be carried forward indefinitely but are limited to the same trade/trades.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At December 31, 2009, certain U.S. subsidiaries had net operating loss carryovers for federal income tax purposes of approximately $487.6 million and for state income tax purposes of approximately $175.6 million. These net operating losses include stock option deductions. The federal net operating losses expire from 2021 to 2025. The state net operating losses expire from 2012 to 2025. In addition, at December 31, 2009, certain U.S. subsidiaries had federal research and orphan drug credit carryovers of $52.4 million and AMT (alternative minimum tax) credits of $7.2 million. The $38.3 million of research credits will expire from 2012 through 2029 and the $14.1 million of orphan drug credits (against which a $7.4 million valuation allowance has been established) will expire from 2011 through 2020. The AMT credits will not expire. Certain U.S. subsidiaries also had state credit carryovers of $42.3 million, mostly research credits, of which $42.2 million can be carried to subsequent tax years indefinitely, and $0.1 million, which will expire from 2009 to 2011. We may have had “changes in ownership” as described in the U.S. Internal Revenue Code (IRC) Section 382 in 2009. Consequently, utilization of federal and state net operating losses and credits may be subject to certain annual limitations.

The remaining loss carryovers of $22.9 million have arisen in The Netherlands and are subject to time limits and other local rules. No taxes have been provided for the unremitted earnings of our overseas subsidiaries as these are considered permanently employed in the business of these companies. Cumulative unremitted earnings of overseas subsidiaries totaled approximately $2,444.5 million at December 31, 2009 (2008: $2,179.1 million). Unremitted earnings may be liable to overseas taxes or Irish taxation if they were to be distributed as dividends. It is impracticable to determine at this time the potential amount of additional tax due upon remittance of such earnings.

On January 1, 2007, we adopted new standards related to how tax benefits for uncertain tax positions are to be recognized, measured and derecognized in the financial statements. These standards also specify how liabilities for uncertain tax positions should be classified on the balance sheet. As a result of adoption, we recorded no adjustments to retained earnings as of January 1, 2007. Our gross unrecognized tax benefits at December 31, 2009, were $71.3 million (2008: $68.9 million; 2007: $50.4 million), of which $60.4 million (2008: $61.9 million; 2007: $39.8 million), if recognized, would affect the tax charge and as such would impact the effective tax rate.

We report accrued interest and penalties related to unrecognized tax benefits in income tax expense. During 2009, we accrued interest of $0.2 million related to unrecognized tax benefits and in total, as of December 31, 2009, we have recorded a liability for potential penalties and interest of $0.6 million and $1.8 million, respectively.

We do not expect our unrecognized tax benefits to change significantly over the next 12 months.

The following table summarizes the activity related to our unrecognized tax benefits (in millions):

	2009	2008	2007

Balance at January 1	$68.9	$50.4	$30.3
Tax positions related to current year:
Additions	3.0	3.8	0.7
Tax positions related to prior years:
Additions	2.7	14.8	20.6
Reduction	(0.8)	—	—
Settlements	(1.2)	—	(0.1)
Expiration of statutes of limitations	(1.3)	(0.1)	(1.1)

Balance at December 31	$71.3	$68.9	$50.4

Our major taxing jurisdictions include Ireland and the United States (federal and state). These jurisdictions have varying statutes of limitations. In the United States, the 2006 through 2009 tax years generally remain subject to examination by the respective tax authorities. Additionally, because of our U.S. loss carryforwards, years from 1992 through 2005 may be adjusted. These years generally remain open for three to four years after the loss

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

carryforwards have been utilized. In Ireland, the tax years 2005 to 2009 remain subject to examination by the Irish tax authorities.

10.	Net Loss Per Share

Basic loss per share is computed by dividing the net loss for the period available to ordinary shareholders by the sum of the weighted-average number of Ordinary Shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the weighted-average number of Ordinary Shares outstanding and, when dilutive, adjusted for the effect of all dilutive potential Ordinary Shares, including stock options and RSUs.

The following table sets forth the computation for basic and diluted net loss per share:

	2009	2008	2007

Net loss (in millions)	$(176.2)	$(71.0)	$(405.0)

Weighted-average number of Ordinary Shares outstanding — basic and diluted (in millions)	506.8	473.5	468.3
Basic and diluted net loss per Ordinary Share	$(0.35)	$(0.15)	$(0.86)

As of December 31, 2009, there were stock options and RSUs outstanding of 21.3 million shares (2008: 22.2 million shares; 2007: 24.2 million shares), which could potentially have a dilutive impact in the future, but which were anti-dilutive in 2009, 2008 and 2007.

11.	Restricted Cash

We had total restricted cash (current and non-current) of $31.7 million at December 31, 2009 (2008: $35.2 million), which has been pledged to secure certain letters of credit.

12.	Accounts Receivable, Net

Our accounts receivable at December 31 of each year consisted of the following (in millions):

	2009	2008

Accounts receivable	$192.8	$197.0
Less amounts provided for doubtful accounts	(0.4)	(0.9)

Accounts receivable, net	$192.4	$196.1

The following customers or collaborator account for more than 10% of our accounts receivable at December 31, 2009 and/or 2008:

	2009	2008

AmerisourceBergen Corp.	36%	28%
Biogen Idec	26%	15%
Fournier Pharma Corp.	8%	21%

No other customer or collaborator accounted for more than 10% of our accounts receivable balance at either December 31, 2009 or 2008.

At December 31, 2009, our accounts receivable balance included an amount owed to us by Janssen AI of $7.7 million (2008: $Nil). This balance relates to our AIP collaboration with Wyeth (which was acquired by Pfizer). Janssen AI assumed our activities with Wyeth under the AIP collaboration as part of the AIP business disposal in September 2009.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	Investment Securities

Current investment securities

Our current investment securities at December 31 of each year consisted of the following (in millions):

	2009	2008

Equity securities — current, at cost	$2.5	$2.5
Unrealized gains on equity securities	4.3	0.2
Unrealized losses on equity securities	(0.1)	—

Total equity securities — current	6.7	2.7
Derivatives	0.4	0.1
Debt securities — current	—	27.7

Total investment securities — current	$7.1	$30.5

Equity securities — current

Marketable equity securities primarily consists of investments in emerging pharmaceutical and biotechnology companies. The fair market value of these securities was $6.7 million at December 31, 2009 (2008: $2.7 million).

Debt securities — current

During 2009, our holding in a fund invested in debt securities was fully redeemed. At December 31, 2008, our holding in this fund had a fair value of $27.7 million.

Non-current investment securities

Non-current investment securities at December 31 of each year are as follows (in millions):

	2009	2008

Equity securities — non-current, at cost less impairments	$8.3	$7.7
Debt securities — non-current, at cost less impairments	0.3	0.3
Unrealized gains on debt securities	0.1	0.1

Total investment securities — non-current	$8.7	$8.1

Equity securities — non-current

Non-current equity securities are comprised of investments held in privately held biotech companies recorded at cost, less impairments.

Debt securities — non-current

At December 31, 2009, the non-current debt securities balance consisted of an investment in auction rate securities (ARS), which had a fair market value of $0.4 million (2008: $0.4 million), including an unrealized gain of $0.1 million (2008: $0.1 million). The collateralized debt obligations underlying the ARS have various contractual maturity dates through 2043.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Net Investment (Gains)/Losses (in millions)

	2009	2008	2007

Net (gains)/losses on sale of current investment securities	$(1.2)	$1.4	$—
Derivative fair value (gains)/losses	(0.3)	0.6	1.4
Net gains on sale of non-current investment securities	—	(0.4)	(6.6)
Impairment charges	—	20.2	6.1

Net investment (gains)/losses on investment securities	(1.5)	21.8	0.9
Other	0.9	—	—

Net investment (gains)/losses	$(0.6)	$21.8	$0.9

In 2009, the cash inflow arising from the sale of current investment securities was $28.9 million (2008: $232.6 million; 2007: $27.9 million). There were no cash outflows arising from the purchase of current investment securities in 2009, 2008 or 2007.

In 2009, the cash inflow arising from the sale of non-current investment securities was $Nil (2008: $3.5 million; 2007: $3.4 million). In 2009, the cash used for the purchase of non-current investment securities was $0.6 million (2008: $0.1 million; 2007: $12.3 million).

We did not record any impairment charges in relation to investment securities during 2009. In 2008, we recorded a net impairment charge of $10.9 million (2007: $Nil) related to an investment in a fund that had been reclassified from cash equivalents to investments due to dislocations in the capital markets. We fully redeemed our remaining holding in this fund during 2009. The remaining impairment charges in 2008 were comprised of $6.0 million (2007: $5.0 million) related to an investment in ARS and $3.3 million (2007: $1.1 million) related to various investments in emerging pharmaceutical and biotechnology companies.

The framework used for measuring the fair value of our investment securities is described in Note 26.

14.	Inventory

Product inventories at December 31 of each year consisted of the following (in millions):

	2009	2008

Raw materials	$10.9	$9.6
Work-in-process	8.1	7.7
Finished goods	34.5	12.5

Total inventory	$53.5	$29.8

The increase in the inventory balance is principally due to higher inventory levels for Tysabri.

15.	Prepaid and Other Current Assets

Prepaid and other current assets at December 31 of each year consisted of the following (in millions):

	2009	2008

Janssen AI receivable	$13.4	$—
Prepayments	11.3	13.4
Other current assets	4.3	0.8

Total prepaid and other current assets	$29.0	$14.2

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Following the divestment of the AIP business to Janssen AI in September 2009, we provided administrative and R&D transition services to Janssen AI and the receivable balance of $13.4 million at December 31, 2009 is in respect of these services. For additional information, please refer to Note 30.

16.	Property, Plant and Equipment

	Land &	Plant &
	Buildings	Equipment	Total
	(In millions)

Cost:
At January 1, 2008	$292.7	$290.3	$583.0
Additions	34.8	24.4	59.2
Disposals	(2.1)	(2.9)	(5.0)

At December 31, 2008	$325.4	$311.8	$637.2

Additions	28.7	12.0	40.7
Disposals	(1.1)	(19.3)	(20.4)

At December 31, 2009	$353.0	$304.5	$657.5

Accumulated depreciation and impairment:
At January 1, 2008	$(74.4)	$(179.7)	$(254.1)
Charged in year	(10.5)	(24.2)	(34.7)
Disposals	0.9	2.5	3.4

At December 31, 2008	$(84.0)	$(201.4)	$(285.4)

Charged in year	(12.4)	(22.1)	(34.5)
Impairment	(46.7)	(9.5)	(56.2)
Disposals	—	11.4	11.4

At December 31, 2009	(143.1)	(221.6)	(364.7)

Net book value: December 31, 2009	$209.9	$82.9	$292.8

Net book value: December 31, 2008	$241.4	$110.4	$351.8

In the first half of 2009, we recorded an asset impairment charge of $15.0 million, within other net charges in the Consolidated Statement of Operations, principally associated with the postponement of our biologics manufacturing activities. Subsequently, as a result of the disposal of the AIP business in September 2009, we re-evaluated the longer term biologics and fill-finish manufacturing requirements and we recorded a non-cash impairment charge of $41.2 million, within the net gain on divestment of business in the Consolidated Statement of Operations, related to our biologics manufacturing and fill-finish assets. The assets relating to biologics manufacturing were written off in full. The remaining carrying amount of the fill-finish assets at December 31, 2009 is $5.7 million. We determined the recoverable amount of the assets using the income approach based on the present value of expected cash flows. In conjunction with the impairment charge, we reviewed the estimated useful life of the fill-finish assets and reduced the useful life of the assets that previously had a useful life beyond 2018 to December 31, 2018. For additional information on other net charges, refer to Note 6. For additional information on the net gain on divestment of business, refer to Note 5.

Included in the net book value of property, plant and equipment is $168.1 million (2008: $210.3 million) relating to our manufacturing and fill-finish assets in Athlone, Ireland.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The net book value of assets acquired under capital leases at December 31, 2009 amounted to $2.9 million (2008: $5.0 million), which includes $70.4 million of accumulated depreciation (2008: $68.3 million). Depreciation expense for the period amounted to $2.1 million (2008: $2.3 million; 2007: $3.0 million).

17.	Goodwill and Other Intangible Assets

		Other
		Intangible
	Goodwill	Assets	Total
	(In millions)

Cost:
At January 1, 2008	$268.0	$779.5	$1,047.5
Additions	—	131.7	131.7
Disposals	—	(0.5)	(0.5)

At December 31, 2008	$268.0	$910.7	$1,178.7

Additions	—	3.0	3.0
Disposals	(10.3)	(130.1)	(140.4)

At December 31, 2009	$257.7	$783.6	$1,041.3

Accumulated amortization:
At January 1, 2008	$—	$(589.9)	$(589.9)
Charged in year	—	(35.4)	(35.4)
Disposals	—	0.5	0.5

At December 31, 2008	$—	$(624.8)	$(624.8)

Charged in year	$—	(40.5)	(40.5)
Disposals	—	72.0	72.0
Impairment	—	(30.6)	(30.6)

At December 31, 2009	—	(623.9)	(623.9)

Net book value: December 31, 2009	$257.7	$159.7	$417.4

Net book value: December 31, 2008	$268.0	$285.9	$553.9

Other intangible assets consist primarily of patents, licenses and intellectual property as follows (in millions):

	2009	2008

Tysabri	$122.1	$134.8
Prialt	14.6	51.6
Verelan	10.7	21.5
Alzheimer’s disease	—	63.1
Other intangible assets	12.3	14.9

Total other intangible assets	$159.7	$285.9

On September 17, 2009, Janssen AI, a newly formed subsidiary of Johnson & Johnson, completed the acquisition of substantially all of the assets and rights related to our AIP collaboration with Wyeth (which has been acquired by Pfizer). As part of this transaction, we disposed of patents, licenses and intellectual property related to AIP with a net book value of $57.7 million. We also disposed of $10.3 million of goodwill which was allocated to the AIP business. For additional information on this transaction, refer to Note 5.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In December 2009, we recorded a non-cash impairment charge of $30.6 million, within other net charges in the Consolidated Statement of Operations, relating to the Prialt intangible asset. We determined the recoverable amount of the Prialt intangible asset using the income approach based on the present value of expected cash flows. Prialt was launched in the United States in 2005. Revenues from this product have not met expectations and, consequently, we revised our sales forecast for Prialt and reduced the carrying value of the intangible asset to $14.6 million.

As a result of the strong growth in Tysabri sales, in July 2008, we made an optional payment of $75.0 million to Biogen Idec in order to maintain our approximate 50% share of Tysabri for annual global in-market net sales of Tysabri that are in excess of $700.0 million. In addition, in December 2008, we exercised our option to pay a further $50.0 million milestone to Biogen Idec in order to maintain our percentage share of Tysabri at approximately 50% for annual global in-market net sales of Tysabri that are in excess of $1.1 billion. The intangible assets have been and will be amortized on a straight-line basis over approximately 11 years. There are no further milestone payments required for us to retain our approximate 50% profit share.

The weighted-average remaining useful life for other intangible assets at December 31, 2009 was 8.5 years.

Amortization expense for the year ended December 31, 2009 amounted to $40.5 million (2008: $35.4 million; 2007: $80.9 million) and is recorded as cost of sales, selling, general and administrative expenses and R&D expenses in the Consolidated Statements of Operations, as it relates to the respective functions.

As of December 31, 2009, our expected future amortization expense of current other intangible assets is as follows (in millions):

Year ending December 31, 2010	$29.8
2011	18.4
2012	16.4
2013	15.5
2014	15.0
2015 and thereafter	64.6

Total	$159.7

18.	Equity Method Investment

In September 2009, Janssen AI, a newly formed subsidiary of Johnson & Johnson, acquired substantially all of the assets and rights related to our AIP collaboration with Wyeth (which has been acquired by Pfizer). Johnson & Johnson has also committed to fund up to $500.0 million towards the further development and commercialization of AIP. Any required additional expenditures in respect of Janssen AI’s obligations under the AIP collaboration in excess of $500.0 million will be funded 50% each by Elan and Johnson & Johnson up to a maximum additional commitment of $200.0 million by each party. In the event that further funding is required, such funding will be on terms determined by the board of Janssen AI, with Johnson & Johnson and Elan having a right of first offer to provide additional funding. In the event that either an AIP product reaches market and Janssen AI is in a positive operating cash flow position, or the AIP is terminated, before the $500.0 million has been spent, Johnson & Johnson is not required to contribute the full $500.0 million.

In consideration for the transfer of these assets and rights, we received a 49.9% equity interest in Janssen AI. We are entitled to a 49.9% share of the future profits of Janssen AI and certain royalty payments upon the commercialization of products under the AIP collaboration. Our equity interest in Janssen AI has been recorded as an equity method investment on the Consolidated Balance Sheet at December 31, 2009, at a carrying value of $235.0 million, which is approximately $100 million below our share of the book value of the net assets of Janssen AI at this date (which principally relates to our 49.9% share of the non-current assets of Janssen AI stated below, as,

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

given the contractual arrangements in relation to Johnson & Johnson’s $500.0 million funding commitment described above, our share of the book value of the current assets of Janssen AI excludes any amount in relation to this funding). Most of this difference has been assigned to specific Janssen AI long-lived assets, and our proportionate share of Janssen AI’s earnings or loss will be adjusted to recognize this difference over the estimated remaining useful lives of those long-lived assets.

As stated above, Johnson & Johnson has committed to wholly fund up to an initial $500.0 million of development and commercialization expenses by Janssen AI. Therefore, we will not bear or recognize any share of the losses or earnings of Janssen AI until the initial $500.0 million is expensed by Janssen AI, or until an AIP product reaches market and Janssen AI is in a positive operating cash flow position. Beginning from the date at which the earlier of these events has occurred, we will recognize our share of the earnings or losses in Janssen AI.

As of December 31, 2009, the remaining balance of the $500.0 million funding commitment was $451.0 million.

The following summarized financial information of Janssen AI is presented as of December 31, 2009, for balance sheet amounts and for the period from September 17, 2009 (the date we acquired the equity interest in Janssen AI) to December 31, 2009, for income statement amounts (in millions):

Current assets	$492.9
Non-current assets	$684.2
Current liabilities	$44.3
Non-current liabilities	$—
R&D expenses for the period	$39.0
Net loss for the period	$49.2

19.	Other Assets

Non-current other assets at December 31 of each year consisted of the following (in millions):

	2009	2008

Deferred financing costs	$31.4	$22.0
Other	11.5	9.5

Total other assets	$42.9	$31.5

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

20.	Accrued and Other Current Liabilities, and Other Long-Term Liabilities

Accrued and other current liabilities at December 31 consisted of the following (in millions):

	2009	2008

Accrued royalties payable	$55.6	$42.3
Payroll and related taxes	39.4	38.9
Accrued interest	19.0	14.7
Sales and marketing accruals	16.7	9.6
Clinical trial accruals	15.6	24.0
Deferred rent	5.4	5.5
Restructuring accruals	4.1	10.9
Deferred revenue	1.1	0.7
Litigation accruals	0.6	5.9
Tysabri milestone payment	—	50.0
Other accruals	40.6	40.1

Total accrued and other current liabilities	$198.1	$242.6

In December 2008, we exercised our option to pay a $50.0 million milestone to Biogen Idec in order to maintain our percentage share of Tysabri at approximately 50% for annual global in-market net sales of Tysabri that are in excess of $1.1 billion. This $50.0 million payment was made in January 2009. Refer to Note 17 for additional information.

Other long-term liabilities at December 31 consisted of the following (in millions):

	2009	2008

Deferred rent	$20.7	$22.7
Unfunded pension liability	16.2	13.4
Accrued income tax payable	9.6	7.4
Deferred revenue	0.9	1.5
Other	13.6	9.5

Total other long-term liabilities	$61.0	$54.5

The unfunded pension liability at December 31, 2009 and 2008 relates to two defined benefit pension plans. For additional information, refer to Note 24.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Severance, restructuring and other charges accrual

The following table summarizes activities related to the severance, restructuring and other charges and the rollforward of the related accruals (in millions):

			Other
	Facilities	Severance	Costs	Total

Balance at December 31, 2006	$0.6	$6.2	$—	$6.8
Restructuring and other charges	1.3	30.7	1.3	33.3
Reversal of prior year accrual	—	(0.9)	—	(0.9)
Cash payments	(0.8)	(24.8)	(0.1)	(25.7)
Non-cash charges	—	(1.7)	(1.2)	(2.9)

Balance at December 31, 2007	$1.1	$9.5	$—	$10.6
Restructuring and other charges	0.8	20.2	1.6	22.6
Reversal of prior year accrual	—	(0.6)	—	(0.6)
Cash payments	(1.9)	(17.2)	—	(19.1)
Non-cash charges	—	(1.2)	(1.4)	(2.6)

Balance at December 31, 2008	$—	$10.7	$0.2	$10.9
Restructuring and other charges	0.7	25.5	4.1	30.3
Reversal of prior year accrual	—	(0.6)	—	(0.6)
Cash payments	—	(30.5)	(4.3)	(34.8)
Non-cash charges	—	(1.7)	—	(1.7)

Balance at December 31, 2009	$0.7	$3.4	$—	$4.1

21.	Long-Term Debt

Long-term debt at December 31, 2009 and 2008 consisted of the following (in millions):

	Original Maturity	2009	2008

Floating Rate Notes due 2011	November 2011	$300.0	$300.0
8.875% Notes	December 2013	465.0	465.0
Floating Rate Notes due 2013	December 2013	150.0	150.0
8.75% Notes	October 2016	625.0	—
7.75% Notes (redeemed in full in 2009)	November 2011	—	850.0

Total debt		$1,540.0	$1,765.0

Floating Rate Notes due 2011

In November 2004, we completed the offering and sale of $300.0 million in aggregate principal amount of senior floating rate notes due November 15, 2011 (Floating Rate Notes due 2011), issued by Elan Finance plc. The Floating Rate Notes due 2011 bear interest at a rate, adjusted quarterly, equal to the three-month London Interbank Offer Rate (LIBOR) plus 4.0%, except the first interest payment, which bore interest at a rate equal to the six-month LIBOR plus 4.0%. Elan Corporation, plc and certain of our subsidiaries have guaranteed the Floating Rate Notes due 2011. We may redeem the Floating Rate Notes due 2011, in whole or in part, at par, plus accrued and unpaid interest. Interest is paid in cash quarterly. For additional information, refer to Note 32.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.875% Notes

In November 2006, we completed the offering and sale of $465.0 million in aggregate principal amount of 8.875% senior notes due December 1, 2013 (8.875% Notes), issued by Elan Finance plc. Elan Corporation, plc and certain of our subsidiaries have guaranteed the 8.875% Notes. At any time prior to December 1, 2010, we may redeem the 8.875% Notes, in whole, but not in part, at a price equal to 100% of their principal amount, plus a make-whole premium and accrued but unpaid interest. We may redeem the 8.875% Notes, in whole or in part, beginning on December 1, 2010 at an initial redemption price of 104.438% of their principal amount, which decreases to par over time, plus accrued and unpaid interest. Interest is paid in cash semi-annually. For additional information, refer to Note 32.

Floating Rate Notes due 2013

In November 2006, we also completed the offering and sale of $150.0 million in aggregate principal amount of senior floating rate notes due December 1, 2013 (Floating Rate Notes due 2013), also issued by Elan Finance plc. The Floating Rate Notes due 2013 bear interest at a rate, adjusted quarterly, equal to the three-month LIBOR plus 4.125%. Elan Corporation, plc and certain of our subsidiaries have guaranteed the Floating Rate Notes due 2013. We may redeem the Floating Rate Notes due 2013, in whole or in part, beginning on December 1, 2009 at a redemption price of 101% of their principal amount, which decreases to par beginning on December 1, 2010, plus accrued and unpaid interest. Interest is paid in cash quarterly. For additional information, refer to Note 32.

8.75% Notes

In October 2009, we completed the offering and sale of $625.0 million in aggregate principal amount of 8.75% senior notes due October 15, 2016 (8.75% Notes), issued by Elan Finance plc. Elan Corporation, plc and certain of our subsidiaries have guaranteed the 8.75% Notes. At any time prior to October 15, 2012, we may redeem the 8.75% Notes, in whole, but not in part, at a price equal to 100% of their principal amount, plus a make-whole premium and accrued but unpaid interest. We may redeem the 8.75% Notes, in whole or in part, beginning on October 15, 2012 at an initial redemption price of 108.75% of their principal amount, which decreases to par over time, plus accrued and unpaid interest. In addition, at any time after January 3, 2011 and on or prior to October 15, 2012, we may redeem up to 35% of the 8.75% Notes using the proceeds of certain equity offerings at a redemption price of 108.75% of the principal, plus accrued and unpaid interest. Interest is paid in cash semi-annually. For additional information, refer to Note 32.

7.75% Notes

In November 2004, we completed the offering and sale of $850.0 million in aggregate principal amount of the 7.75% Notes, issued by Elan Finance plc. Elan Corporation, plc and certain of our subsidiaries guaranteed the 7.75% Notes. During 2009, we redeemed the 7.75% Notes in full and recorded a net charge on debt retirement of $24.4 million, comprised of an early redemption premium of $16.4 million, a write-off of unamortized deferred financing costs of $6.7 million and transaction costs of $1.3 million. For additional information, refer to Note 32.

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

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

22.	Share Capital

Share capital at December 31, 2009 and 2008 was as follows:

	No. of Ordinary Shares
Authorized Share Capital	2009	2008

Ordinary Shares (par value €0.05)	670,000,000	670,000,000
Executive Shares (par value €1.25) (the Executive Shares)	1,000	1,000
“B” Executive Shares (par value €0.05) (the “B” Executive Shares)	25,000	25,000

	At December 31, 2009		At December 31, 2008
Issued and Fully Paid Share Capital	Number	$000s	Number	$000s

Ordinary Shares	583,901,211	35,758	474,728,319	27,573
Executive Shares	1,000	2	1,000	2
“B” Executive Shares	21,375	2	21,375	2

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

In September 2009, Johnson & Johnson, through its subsidiary Janssen Pharmaceutical, invested $885.0 million in exchange for 107,396,285 newly issued American Depositary Receipts (ADRs) of Elan, representing 18.4% of our outstanding ordinary shares at the time of the transaction. Issue expenses of $17.0 million were incurred as part of the equity offering.

23.	Accumulated Other Comprehensive Income/(Loss)

The components of accumulated OCI, net of $Nil taxes, were as follows (in millions):

	2009	2008

Net unrealized gains on investment securities	$4.3	$0.3
Currency translation adjustments	(11.1)	(11.0)
Unamortized net actuarial loss on pension plans	(28.7)	(27.4)
Unamortized prior service cost on pension plans	(0.6)	(0.7)

Accumulated other comprehensive loss	$(36.1)	$(38.8)

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

24.	Pension and Other Employee Benefit Plans

Pension

We fund the pensions of certain employees based in Ireland through two defined benefit plans. These plans were closed to new entrants from March 31, 2009 and a defined contribution plan was established for employees in Ireland hired after this date.

In general, on retirement, eligible employees in the staff scheme are entitled to a pension calculated at 1/60th (1/52nd for the executive scheme) of their final salary for each year of service, subject to a maximum of 40 years. These plans are managed externally and the related pension costs and liabilities are assessed in accordance with the advice of a qualified professional actuary. The investments of the plans at December 31, 2009 consisted of units held in independently administered funds.

The change in projected benefit obligation was (in millions):

	2009	2008

Projected benefit obligation at January 1	$64.3	$67.7
Service cost	3.1	4.1
Interest cost	3.7	3.7
Plan participants’ contributions	2.2	1.9
Actuarial loss/(gain)	14.5	(9.2)
Benefits paid and other disbursements	(1.8)	(0.8)
Foreign currency exchange rate changes	1.5	(3.1)

Projected benefit obligation at December 31	$87.5	$64.3

The changes in plan assets at December 31 were (in millions):

	2009	2008

Fair value of plan assets at beginning of year	$50.9	$76.5
Actual gain/(loss) on plan assets	15.4	(27.7)
Employer contribution	3.4	3.6
Plan participants’ contributions	2.2	1.9
Benefits paid and other disbursements	(1.8)	(0.8)
Foreign currency exchange rate changes	1.2	(2.6)

Fair value of plan assets at end of year	$71.3	$50.9

Unfunded status at end of year	$(16.2)	$(13.4)
Unamortized net actuarial loss in accumulated OCI	28.7	27.4
Unamortized prior service cost in accumulated OCI	0.6	0.7

Net amount recognized	$13.1	$14.7

Amounts recognized in the Consolidated Balance Sheet at December 31 (in millions):

	2009	2008

Unfunded status — non-current liability	$(16.2)	$(13.4)
Accumulated OCI	29.3	28.1

Net amount recognized	$13.1	$14.7

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The net periodic pension cost was comprised of the following (in millions):

	2009	2008	2007

Service cost	$3.1	$4.1	$3.3
Interest cost	3.7	3.7	3.1
Expected return on plan assets	(3.5)	(5.3)	(4.5)
Amortization of net actuarial loss	1.3	0.1	0.4
Amortization of prior service cost	0.1	0.1	0.1

Net periodic pension cost	$4.7	$2.7	$2.4

The weighted-average assumptions used to determine net periodic pension cost and benefit obligation at December 31 were:

	2009	2008

Discount rate	5.0%	5.5%
Expected return on plan assets	7.1%	6.3%
Rate of compensation increase	3.6%	3.4%

The discount rate of 5.0% at December 31, 2009, was determined by reference to yields on high-quality fixed-income investments, having regard to the duration of the plans’ liabilities. The average duration of both defined benefit plans is greater than 20 years. Since no significant market exists for high-quality fixed income investments in Ireland and, following the crisis in the credit markets, the number of AA-rated corporate bonds with long durations is limited, the assumed discount rate of 5.0% per annum at December 31, 2009, was determined based on a yield curve derived by reference to government bonds with an added corporate bond spread derived from the Merrill Lynch 10+ AA corporate bond index.

In Ireland, post-retirement mortality rates are calculated using 62% of the mortality rates of the PNML00 mortality tables for males and 70% of the mortality rates of the PNFL00 mortality tables for females. To make an allowance for expected future increases in average life expectancy, plan benefit obligations for each plan member are increased by 0.390% per annum for each year from 2008 to normal retirement date. This approach to post-retirement mortality is used in the standard transfer value basis set out in Actuarial Standard of Practice ASP Pen-2, issued by the Society of Actuaries in Ireland.

The average life expectancy in years of a current pensioner retiring at the age of 65:

	2009	2008

Females	23.2	23.1
Males	21.5	21.4

The average life expectancy in years of a pensioner retiring at the age of 65 in 10 years:

	2009	2008

Females	24.1	24.0
Males	22.4	22.2

The average life expectancy in years of a pensioner retiring at the age of 65 in 20 years:

	2009	2008

Females	25.1	25.0
Males	23.2	23.1

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At December 31, 2009, the impact of certain changes in the principal assumptions on the projected benefit obligation, service cost and net periodic pension cost is as follows (in millions):

	Increase/(decrease)	Increase/(decrease)	Increase/(decrease)
	in Projected Benefit	in Service	in Net Periodic
	Obligation	Cost	Pension Cost

Increase of 0.25% in discount rate	$(6.7)	$(0.4)	$(0.9)
Decrease of 0.25% in discount rate	$6.7	$0.4	$0.9
Increase of 0.25% in salary and inflation rates	$6.3	$0.4	$1.1
Decrease of 0.25% in salary and inflation rates	$(6.3)	$(0.4)	$(1.1)
Increase of one year in life expectancy	$2.3	$0.1	$0.4
Decrease of one year in life expectancy	$(2.3)	$(0.1)	$(0.4)

The weighted-average asset allocations at December 31 of each year by asset category were:

	2009	2008

Equities	71.9%	68.8%
Bonds	17.9%	16.5%
Property	1.1%	3.3%
Absolute return fund	9.1%	—
Cash	—	11.4%

Total	100.0%	100.0%

The investment mix of the pension plans’ assets is biased towards equities, with a diversified domestic and international portfolio of shares listed and traded on recognized exchanges.

The long-term asset allocation ranges of the trusts are as follows:

Equities	60%-80%
Bonds	10%-40%
Property	0%-10%
Other	0%-10%

A portion of the assets are allocated to low-risk investments, which are expected to move in a manner consistent with that of the liabilities. The balance of the assets are allocated to performance-seeking investments designed to provide returns in excess of the growth in liabilities over the long term. The key risks relating to the plan assets are as follows:

•	Interest rate risk — the risk that changes in interest rates result in a change in the value of the liabilities not reflected in the changes in the asset values. This risk is managed by allocating a portion of the trusts’ assets to assets that are expected to behave in a manner similar to the liabilities.

•	Inflation risk — the risk that the inflation-linked liabilities of salary growth and pension increases increase at a faster rate than the assets held. This risk is managed by allocating a portion of the plans’ assets to investments with returns that are expected to exceed inflation.

•	Market risk — the risk that the return from assets is not sufficient to meet liabilities. This risk is managed by monitoring the performance of the assets and requesting regular valuations of the liabilities. A professionally qualified actuary performs regular valuations of the plans and the progress of the assets is examined against the plans’ funding target. Further, the assets of the plans are invested in a range of asset classes in order to limit exposure to any particular asset class or security.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	Manager risk — the risk that the chosen manager does not meet its investment objectives, or deviates from its intended risk profile. This risk is managed by regularly monitoring the managers responsible for the investment of the assets relative to the agreed objectives and risk profile.

•	Cash flow risk — the risk that the cash flow needs of the plan requires a disinvestment of assets at an inopportune time. As part of the asset allocation strategy, the proportion of assets held by the plans in liability matching assets will explicitly consider the cash flows expected to arise in the near term.

The expected long-term rate of return on assets of 7.1% was calculated based on the assumptions of the following returns for each asset class: Equities 8%, Property 7%, Bonds 4.25%, Cash 2.25% and Other 5.55%. The fixed interest yield at December 31, 2009, was 4.25%; hence the assumed return on bonds is 4.25%. Returns for the other asset classes are set by reference to the fixed interest yield plus a risk premium. For equities, the risk premium is 3.75% and, for property, the premium is 2.75%.

The following table sets forth the fair value of our pension plan assets, as of December 31, 2009 (in millions):

	Quoted Prices	Other
	in Active	Observable	Unobservable
	Markets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Equities	$51.2	$—	$—	$51.2
Bonds	12.8	—	—	12.8
Property	—	—	0.8	0.8
Absolute return fund	6.5	—	—	6.5

Total	$70.5	$—	$0.8	$71.3

The following table sets forth a summary of the changes in the fair value of our Level 3 pension plan assets, which were measured at fair value on a recurring basis for the year ended December 31, 2009 (in millions).

Total

Beginning balance at January 1, 2009	$1.7
Disposals	(0.5)
Unrealized loss on property assets	(0.4)

Ending balance at December 31, 2009	$0.8

All properties in the fund are valued by independent valuers in accordance with the Royal Institute of Chartered Surveyors Valuation Standards by forecasting the returns of the market at regular intervals. These forecasts have regard to the output from a proprietary quantitative model, the inputs to which include gross national product growth, interest rates and inflation.

The total accumulated benefit obligation for the defined benefit pension plans was $78.3 million at December 31, 2009 (2008: $56.4 million).

At December 31, 2009, the expected future cash benefits per year to be paid in respect of the plans for the period of 2010-2014 are approximately $0.8 million. The expected cash benefits to be paid in the period of 2015-2019 are approximately $2.9 million. We expect to contribute approximately $2.7 million to our defined benefit plans in 2010.

The expected benefits to be paid are based on the same assumptions used to measure our benefit obligation at December 31, 2009, including the estimated future employee service.

During 2010, we expect to recognize $1.3 million of the unamortized net actuarial loss and $0.1 million of the unamortized prior service cost that is included in accumulated OCI at December 31, 2009.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Defined Contribution Retirement Plans

We operate a number of defined contribution retirement plans. The costs of these plans are charged to the income statement in the period they are incurred. For 2009, total expense related to the defined contribution plans was $5.0 million (2008: $4.1 million; 2007: $4.7 million).

Employee Savings and Retirement Plan 401(k)

We maintain a 401(k) retirement savings plan for our employees based in the United States. Participants in the 401(k) plan may contribute up to 100% of their annual compensation (changed to a maximum of 80% of their annual compensation beginning January 1, 2010), limited by the maximum amount allowed by the IRC. We match 3% of each participating employee’s annual compensation on a quarterly basis and may contribute additional discretionary matching up to another 3% of the employee’s annual qualified compensation. Our matching contributions are vested immediately. For 2009, we recorded $4.7 million (2008: $3.9 million; 2007: $4.7 million) of expense in connection with the matching contributions under the 401(k) plan.

Irish Defined Contribution Plan

On April 1, 2009, we introduced two defined contribution plans for employees based in Ireland who joined the Company on or after that date. Under the plan, we will match up to 10% (20% in the executive plan) of each participating employee’s annual eligible income on a monthly basis. For 2009, we recorded $0.1 million (2008: $Nil; 2007: $Nil) of expense in connection with the matching contributions under the Irish defined contribution plans.

25.	Share-based Compensation

At our Annual General Meeting held on May 25, 2006, the Company’s shareholders approved a single Long Term Incentive Plan (2006 LTIP), which provides for the issuance of share options, RSUs and other equity awards. The shareholders also approved the closure of all pre-existing share option and RSU plans. Our equity award program is a long-term retention program that is intended to attract, retain and motivate employees, directors and consultants of Elan and our affiliates, and to align the interests of these parties with those of shareholders. We consider our equity award program critical to our operation and productivity. Currently, we grant equity awards from the 2006 LTIP, under which awards can be granted to all employees, directors and consultants of Elan and our affiliates.

In May 2008, our shareholders approved an amendment to the 2006 LTIP that provides for an additional 18,000,000 shares to be made available for issuance under the 2006 LTIP. As of December 31, 2009, there were 15,766,838 shares available for issuance under the 2006 LTIP (2008: 18,409,620).

Stock Options

Stock options are granted at the price equal to the market value at the date of grant and will expire on a date not later than 10 years after their grant. Options generally vest between one and four years from the grant date.

The following table summarizes the number of options outstanding as of December 31 (in thousands):

	2009	2008

1996 Plan	4,564	5,471
1998 Plan	511	593
1999 Plan	5,414	6,761
2006 LTIP	7,732	6,335

Total	18,221	19,160

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

We had also granted stock options as part of past acquisition transactions. As of December 31, 2009, there were 6,169 (2008: 11,848) options outstanding in relation to the Dura acquisition and no options outstanding (2008: 64,030) related to the Liposome Company Inc. acquisition.

The total employee and non-employee stock options outstanding, vested and expected to vest, and exercisable are summarized as follows:

			Weighted Average	Aggregate
			Remaining	Intrinsic
	No. of Options	WAEP(1)	Contractual Life	Value
	(In thousands)		(In years)	(In millions)

Outstanding at December 31, 2007	21,897	$17.89
Exercised	(3,596)	12.62
Granted	2,843	19.11
Forfeited	(596)	17.84
Expired	(1,312)	32.45

Outstanding at December 31, 2008	19,236	$18.00
Exercised	(225)	7.27
Granted	2,693	7.57
Forfeited	(872)	15.75
Expired	(2,605)	26.18

Outstanding at December 31, 2009	18,227	$15.57	5.7	$7.2

Vested and expected to vest at December 31, 2009	17,515	$15.73	5.6	$7.2

Exercisable at December 31, 2009	12,700	$16.91	4.5	$7.0

(1)	Weighted-average exercise price

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between our closing stock price on the last trading day of 2009 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2009. This amount changes based on the fair market value of our stock. The total intrinsic value of options exercised in 2009 was $1.6 million (2008: $53.1 million). The total fair value of options vested in 2009 was $35.6 million (2008: $41.2 million).

At December 31, 2009, the range of exercise prices and weighted-average remaining contractual life of outstanding and exercisable options were as follows:

	Options Outstanding			Options Exercisable
		Weighted-			Weighted-
		Average			Average
	Options	Remaining		Options	Remaining
Range	Outstanding	Contractual Life	WAEP	Outstanding	Contractual Life	WAEP
	(In thousands)	(In years)		(In thousands)	(In years)

$1.93-$10.00	7,197	6.1	$6.09	4,381	4.1	$5.22
$10.01-$25.00	7,589	6.2	$14.96	5,612	5.8	$15.09
$25.01-$40.00	2,395	4.9	$29.58	1,661	3.5	$31.04
$40.01-$58.60	1,046	1.3	$53.18	1,046	1.3	$53.18

$1.93-$58.60	18,227	5.7	$15.57	12,700	4.5	$16.91

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Equity-settled share-based payments made to non-employees have been recognized in the financial statements based on the fair value of the awards on the vest date; which is the date at which the commitment for performance by the non-employees to earn the awards is reached and also the date at which the non-employees’ performance is complete.

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

As share-based compensation expense recognized in the Consolidated Statement of Operations is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from estimates. Forfeitures were estimated based on historical experience and our estimate of future turnover.

The estimated weighted-average grant date fair values of the individual options granted during the years ended December 31, 2009, 2008 and 2007 were $5.27, $11.25 and $8.85, respectively. The fair value of options granted during these years was estimated using the binomial option-pricing model with the following weighted-average assumptions:

	2009	2008	2007

Risk-free interest rate	1.55%	2.88%	4.88%
Expected volatility	92.0%	76.7%	63.0%
Expected dividend yield	—	—	—
Expected life(1)	—	—	—

(1)	The expected lives of options granted in 2009, as derived from the output of the binomial model, ranged from 4.5 years to 7.3 years (2008: 4.4 years to 7.3 years; 2007: 5.0 years to 8.0 years). The contractual life of the options, which is not later than 10 years from the date of grant, is used as an input into the binomial model.

Restricted Stock Units

RSUs generally vest between one and four years from the grant date, and shares are issued to RSU holders as soon as practicable following vesting. The fair value of services received in return for the RSUs is measured by reference to the fair value of the underlying shares at grant date, for employees, and at vest date, for non-employees.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The non-vested RSUs are summarized as follows:

		Weighted-Average
		Grant Date
	No. of RSUs	Fair Value
	(In thousands)

Non-vested at December 31, 2007	2,282	$14.62
Granted	1,601	25.01
Vested	(653)	14.90
Forfeited	(329)	17.72

Non-vested at December 31, 2008	2,901	19.94
Granted	1,724	7.75
Vested	(1,033)	18.49
Forfeited	(572)	16.86

Non-vested at December 31, 2009	3,020	$14.06

Employee Equity Purchase Plans

In June 2004, our shareholders approved the Employee Equity Purchase Plan (EEPP). The EEPP is a qualified plan under Sections 421 and 423 of the IRC and became effective on January 1, 2005 for eligible employees based in the United States (the U.S. Purchase Plan). The U.S. Purchase Plan allows eligible employees to purchase common stock at 85% of the lower of the fair market value at the beginning of the offering period or the fair market value on the last trading day of the offering period. Purchases are limited to $25,000 (fair market value) per calendar year; 1,000 shares per three-month offering period (changed to 2,000 shares per six-month offering period, beginning January 1, 2010); and subject to certain IRC restrictions.

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

In May 2006, our shareholders approved an increase of 1,500,000 shares in the number of shares available to employees to purchase in accordance with the terms of the EEPP. In total, 3,000,000 shares have been made available for issuance under the Sharesave Plans and U.S. Purchase Plan combined. In 2009, 528,411 (2008: 313,954) shares were issued under the U.S. Purchase Plan and no shares were issued under the Sharesave Plans (2008: 29,946). As of December 31, 2009, 849,192 shares (2008: 1,377,603 shares) were available for future issuance under the EEPP.

The options issued under the Sharesave Plans were granted in 2005 and the estimated fair values of the options were expensed over the 36-month saving period from the grant date. The fair value per option granted under the Sharesave Plans in 2005 was $11.68. The weighted-average fair value of options granted under the U.S. Purchase Plan during the 12 months ended December 31, 2009 was $2.07 (2008: $6.40). The estimated fair values of these options were charged to expense over the respective three-month offering periods. The estimated fair values of

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

options granted under the U.S. Purchase Plan in the years ended December 31, were calculated using the following inputs into the Black-Scholes option-pricing model:

	2009	2008	2007

Weighted-average share price	$6.57	$21.56	$16.36
Weighted-average exercise price	$5.58	$18.33	$13.91
Expected volatility(1)	84.62%	74.0%	53.2%
Expected life	3 months	3 months	3 months
Expected dividend yield	—	—	—
Risk-free interest rate	0.15%	1.46%	4.87%

(1)	The expected volatility was determined based on the implied volatility of traded options on our stock.

Share-based Compensation Expense

As part of the transaction on September 17, 2009, under which Janssen AI acquired substantially all of our assets and rights related to AIP and we received a 49.9% equity interest in Janssen AI, a number of Elan employees transferred employment to Janssen AI. The outstanding equity awards held by the transferred employees as of September 17, 2009, were modified such that the transfer would not trigger the termination provisions of the awards. The impact of the modification for all applicable outstanding awards amounted to a net credit of $1.2 million, which was included in the net gain on the divestment of business in the Consolidated Statement of Operations. The net credit was primarily due to the change in status of the award holders from employees to non-employees and the resulting change in measurement date.

In addition, as part of the transaction described above, we shall continue to grant annual equity and equity-based compensation awards under the 2006 LTIP (and any successor or replacement or additional plan) to each transferred employee. Beginning in 2010, these awards shall be granted at the same time as such awards are granted to Elan employees; on terms and conditions, including vesting, that are no less favourable than those granted to similarly situated Elan employees; and with a grant date fair value that is equal to similarly situated Elan employees who received the same performance rating from Elan as the transferred employees received from Janssen AI.

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

For 2009, we recognized total net expenses related to equity-settled share-based awards of $31.5 million (2008: $47.2 million; 2007: $45.1 million), which includes a net credit of $1.2 million (2008: $Nil; 2007: $Nil) classified in the net gain on divestment of business and excludes share-based compensation capitalized to property, plant and equipment of $Nil (2008: $1.0 million; 2007: $Nil). The amount of total equity-settled share-based awards expense relating to equity-settled share-based awards to Janssen AI transferred employees in 2009 was less than $0.1 million (2008: $Nil). This expense has been recognized in the R&D expenses line item in the Consolidated Statement of Operations.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The total net expense of $31.5 million has been recognized in the following line items in the Consolidated Statement of Operations (in millions):

	2009	2008	2007

Cost of sales	$2.2	$2.3	$4.0
Selling, general and administrative expenses	17.0	25.0	23.9
Research and development expenses	11.8	18.7	15.5
Other net charges	1.7	1.2	1.7
Net gain on divestment of business	(1.2)	—	—

Total	$31.5	$47.2	$45.1

Share-based compensation (including share-based compensation capitalized to property, plant and equipment of $Nil in 2009 (2008: $1.0 million; 2007: $Nil)) arose under the following awards (in millions):

	2009	2008	2007

Stock options	$16.8	$22.3	$29.7
RSUs	13.6	23.9	14.1
Employee equity purchase plans	1.1	2.0	1.3

Total	$31.5	$48.2	$45.1

The total equity-settled share-based compensation expense related to unvested awards not yet recognized, adjusted for estimated forfeitures, is $24.1 million at December 31, 2009 (2008: $36.1 million). This expense is expected to be recognized over a weighted-average of 1.3 years (2008: 1.3 years).

26.	Fair Value Measurements

Assets Measured at Fair Value on a Recurring Basis

As of December 31, 2009, we did not hold any financial liabilities that are recognized at fair value in the financial statements on a recurring or non-recurring basis. The following table sets forth the fair value of our financial assets measured at fair value on a recurring basis, as of December 31, 2009 (in millions):

	Quoted Prices	Other
	in Active	Observable	Unobservable
	Markets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Cash and cash equivalents	$836.5	$—	$—	$836.5
Restricted cash — current	16.8	—	—	16.8
Restricted cash — non-current	14.9	—	—	14.9
Available-for-sale equity securities — current	6.7	—	—	6.7
Available-for-sale debt securities — non-current	—	—	0.4	0.4
Derivatives	—	—	0.4	0.4

Total	$874.9	$—	$0.8	$875.7

As of December 31, 2009, the fair value of our Level 1 assets was $874.9 million, primarily consisting of bank deposits, holdings in U.S. Treasuries funds, restricted cash, and marketable equity securities in emerging pharmaceutical and biotechnology companies. Included in this amount were unrealized gains of $4.2 million related to marketable equity securities.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table sets forth a summary of the changes in the fair value of our Level 3 financial assets, which were measured at fair value on a recurring basis for the year ended December 31, 2009 (in millions).

		Auction Rate
	Fund	Securities	Warrants	Total

Beginning balance at January 1, 2009	$27.7	$0.4	$0.1	$28.2
Realized gains included in net investment gains	1.2	—	0.3	1.5
Redemptions	(28.9)	—	—	(28.9)

Ending balance at December 31, 2009	$—	$0.4	$0.4	$0.8

As of December 31, 2009, we held $0.8 million (2008: $28.2 million) of investments, which were measured using unobservable (Level 3) inputs. The investment in a fund that had been reclassified from cash in December 2007, as a result of dislocations in the capital markets, was fully redeemed as of December 31, 2009.

ARS of $0.4 million as of December 31, 2009 were valued by a third-party valuation firm, which primarily used a discounted cash flow model (expected cash flows of the ARS were discounted using a yield that incorporates compensation for illiquidity) in combination with a market comparables method, where the ARS were valued based on indications (from the secondary market) of what discounts buyers demand when purchasing similar collateral debt obligations. The secondary market indications were given less weight in this approach due to the lack of data on trades in securities that are substantially similar to the ARS. The remaining Level 3 assets were freestanding warrants, which were valued at $0.4 million as of December 31, 2009, using the Black-Scholes option-pricing model.

Assets Measured at Fair Value on a Non-recurring Basis

We measure certain assets, including equity investments in privately held companies, at fair value on a nonrecurring basis. These assets are recognized at fair value when they are deemed to be other-than-temporarily impaired. During 2009, we did not recognize any impairment charges relating to these assets. During 2008, we recognized an impairment charge of $0.9 million as a result of measuring at fair value a non-current investment in a privately held biotechnology company. At December 31, 2008, the fair value of this investment was measured at $1.1 million based on Level 3 inputs, with estimates derived from the company’s financial statements and benchmarking to similar public companies.

Debt Instruments

The carrying amounts and fair values (based on unadjusted quoted prices) of our debt instruments as of December 31, 2009 were as follows (in millions):

	At December 31, 2009		At December 31, 2008
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Floating Rate Notes due 2011	$300.0	$281.6	$300.0	$159.0
8.875% Notes	465.0	460.9	465.0	240.1
Floating Rate Notes due 2013	150.0	127.3	150.0	70.7
8.75% Notes	625.0	594.5	—	—
7.75% Notes	—	—	850.0	493.0

Total debt instruments	$1,540.0	$1,464.3	$1,765.0	$962.8

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

27.	Leases

Operating Leases

We lease certain of our facilities under non-cancelable operating lease agreements that expire at various dates through 2025. The major components of our operating leases that were in effect at December 31, 2009 are as described below.

In August 1998, we entered into an agreement for the lease of four buildings located in South San Francisco, California. These buildings are utilized for R&D, administration and other corporate functions. The leases expire between December 2012 and December 2014. Thereafter, we have an option to renew for two additional five-year periods.

In June 2007, we entered into a lease agreement for a building in South San Francisco, California. The lease term for this building commenced in March 2009, and the building is utilized for R&D, sales and administrative functions. The lease term is 15 years, with an option to renew for one additional five-year period.

In July 2007, we entered into a lease agreement for a portion of a building in South San Francisco, California. The leased space was for our sales and administrative functions. The lease period expired in August 2009 and we did not renew the lease after the expiration of the lease.

In December 2007, we entered into a lease agreement for a building in South San Francisco, California. The building is currently being fitted out and will be utilized for R&D, sales and administrative functions once complete. The lease term commenced in January 2010. The lease term is 15 years, with an option to renew for one additional five-year period.

In September 2004, we entered into a lease agreement for our corporate headquarters located in the Treasury Building, Dublin, Ireland. This lease expires in July 2014, with an option to renew for two additional 10-year periods. In April 2008, we entered into another lease agreement for additional space at the Treasury Building. This lease expires in July 2014, with an option to renew for two additional 10-year periods.

We closed the New York office in March 2009. The lease period expires in February 2015. The future rental commitments relating to this lease are included in the table below.

In July 2009, we extended the lease agreements for our R&D facility located in King of Prussia, Pennsylvania. The leases expire between April 2019 and May 2020.

In September 2009, we entered into a subleasing agreement with Janssen AI for approximately 38,700 square feet of laboratory and office space in South San Francisco which was no longer being utilized by our R&D, sales and administrative functions. The lease period expires between December 2011 and February 2012, with an option to extend to December 2014.

In addition, we also have various operating leases for equipment and vehicles, with lease terms that range from three to five years.

We recorded expense under operating leases of $23.8 million in 2009 (2008: $19.4 million; 2007: $22.7 million). We recorded income under our operating subleasing agreement of $0.6 million in 2009 (2008: $Nil; 2007: $Nil).

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2009, our future minimum rental commitments for operating leases with non-cancelable terms in excess of one year are as follows (in millions):

Due in:
2010	$25.7	(1)
2011	32.1
2012	31.5
2013	20.7
2014	19.8
2015 and thereafter	135.6

Total	$265.4	(2)

(1)	Net of estimated incentives for tenant leasehold improvements of $5.8 million.

(2)	The future minimum rental commitments include the commitments in respect of lease contracts where the future lease commitments exceeds the future expected economic benefit that we expect to derive from the leased asset which has resulted in the recognition of an onerous lease accrual.

Capital Leases

The net book value of assets acquired under capital leases at December 31, 2009 amounted to $2.9 million (2008: $5.0 million), which includes $70.4 million of accumulated depreciation (2008: $68.3 million). Depreciation expense related to assets under capital leases for 2009 amounted to $2.1 million (2008: $2.3 million; 2007: $3.0 million).

In prior years, we disposed of plant and equipment and subsequently leased them back and also entered into an arrangement with a third-party bank, the substance of which allows us a legal right to require a net settlement of our obligations under the leases. The cash and borrowings relating to the previous sale and leaseback transactions have been offset in the Consolidated Financial Statements in the amount of $30.0 million at December 31, 2009 (2008: $32.8 million).

28.	Commitments and Contingencies

Under the terms of our debt, we are required to either reinvest $235.0 million of the proceeds received from the Johnson & Johnson Transaction in our business, or if not reinvested, make a pro-rata offer to repurchase a portion of our debt at par.

As of December 31, 2009, the directors had authorized capital commitments for the purchase of property, plant and equipment of $6.2 million (2008: $31.4 million), primarily related to the leasehold improvements for the fit out of a new building located in South San Francisco.

At December 31, 2009, we had commitments to invest $4.6 million (2008: $5.1 million) in healthcare managed funds.

For information on lease commitments, refer to Note 27. For litigation and administrative proceedings related to contingencies, refer to Note 29.

29.	Litigation

We are involved in legal and administrative proceedings that could have a material adverse effect on us.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Zonegran matter

Over the past few years, a significant number of pharmaceutical and biotechnology companies have been the target of inquiries and investigations by various U.S. federal and state regulatory, investigative, prosecutorial and administrative entities, including the Department of Justice and various U.S. Attorney’s Offices, the Office of Inspector General of the Department of Health and Human Services, the Food and Drug Administration (FDA), the Federal Trade Commission (FTC) and various state Attorneys General offices. These investigations have alleged violations of various federal and state laws and regulations, including claims asserting antitrust violations, violations of the Food, Drug and Cosmetic Act, the False Claims Act, the Prescription Drug Marketing Act, anti-kickback laws, and other alleged violations in connection with off-label promotion of products, pricing and Medicare and/or Medicaid reimbursement.

In light of the broad scope and complexity of these laws and regulations, the high degree of prosecutorial resources and attention being devoted to the sales practices of pharmaceutical companies by law enforcement authorities, and the risk of potential exclusion from federal government reimbursement programs, many companies have determined that they should enter into settlement agreements in these matters, particularly those brought by federal authorities.

Settlements of these investigations have commonly resulted in the payment of very substantial fines to the government for alleged civil and criminal violations, the entry of a Corporate Integrity Agreement with the federal government, and admissions of guilt with respect to various healthcare program-related offenses. Some pharmaceutical companies have been excluded from participating in federal healthcare programs such as Medicare and Medicaid.

In January 2006, we received a subpoena from the U.S. Department of Justice and the Department of Health and Human Services, Office of Inspector General, asking for documents and materials primarily related to our marketing practices for Zonegran, a product we divested to Eisai in April 2004. We are continuing to cooperate with the government in its investigation. The resolution of the Zonegran matter could require Elan to pay very substantial civil or criminal fines, and take other actions that could have a material adverse effect on Elan and its financial condition, including the exclusion of our products from reimbursement under government programs. Any resolution of the Zonegran matter could give rise to other investigations or litigation by state government entities or private parties.

We have considered the facts and circumstances known to us in relation to the Zonegran matter and, while any ultimate resolution of this matter could require Elan to pay very substantial civil or criminal fines, at this time we cannot predict or determine the timing of the resolution of this matter, its ultimate outcome, or a reasonable estimate of the amount or range of amounts of any fines or penalties that might result from an adverse outcome. Accordingly, we have not recorded any reserve for liabilities in relation to the Zonegran matter as of December 31, 2009.

Securities matters

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

The SEC notified us in January 2009 that the SEC was conducting an informal inquiry primarily relating to the July 31, 2008 announcement concerning the initial two Tysabri-related progressive multifocal leukoencephalopathy (PML) cases that occurred subsequent to the resumption of marketing Tysabri in 2006. We have provided the SEC with materials in connection with the inquiry.

On September 24, 2009, Elan received a subpoena from the SEC’s New York Regional Office requesting records relating to an investigation captioned In the Matter of Elan Corporation, plc. The subpoena requests records and information relating to the July 31, 2008 announcement of the two Tysabri-related PML cases as well as records

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and information relating to the July 29, 2008 announcement at the International Conference of Alzheimer’s Disease concerning the Phase 2 trial data for bapineuzumab. We have provided the SEC with materials in connection with the investigation.

We and some of our officers and directors have been named as defendants in five putative class action lawsuits filed in the U.S. District Court for the Southern District of New York in 2008. The cases have been consolidated as In Re: Elan Corporation Securities Litigation. The plaintiffs’ Consolidated Amended Complaint was filed on August 17, 2009, and alleges claims under the U.S. federal securities laws and seek damages on behalf of all purchasers of our stock during periods ranging between May 21, 2007 and October 21, 2008. The complaints allege that we issued false and misleading public statements concerning the safety and efficacy of bapineuzumab (AAB-001). On December 11, 2009 Elan filed its Motion to Dismiss the Consolidated Amended Complaint.

Antitrust matters

In 2002 and 2003, 10 actions were filed in the U.S. District Courts (seven in the District of Columbia and three in the Southern District of New York) claiming that we (and others) violated federal and state antitrust laws based on licensing and manufacturing arrangements between Elan, Teva Pharmaceuticals Inc. and Biovail Corporation relating to nifedipine. The complaints seek various forms of remedy, including damages and injunctive relief. The actions were brought by putative classes of direct purchasers, individual direct purchasers, and putative classes of indirect purchasers. On May 29, 2003, the Judicial Panel for Multidistrict Litigation coordinated and consolidated for pre-trial proceedings all pending cases in the U.S. District Court for the District of Columbia. In late 2007, Elan entered into a settlement agreement with the indirect purchaser class resulting in a dismissal of that segment of the lawsuit. In December 2009, Elan entered into a separate settlement agreement with the individual “opt-out” direct purchasers. Elan agreed to pay $4.6 million to this opt-out direct purchaser class resulting in a dismissal of the second segment of the litigation. A summary judgment hearing was held in the fourth quarter of 2009. A ruling from such hearing to determine the status of the third and final segment of the litigation involving the putative classes of direct purchasers and defendants, Elan, Teva and Biovail, is expected sometime during the first half of 2010. If summary judgment is denied, it is possible that a trial involving the direct purchaser class and the defendants could occur in the second half of 2010.

Paragraph IV Litigation

We and/or our product licensees are involved in various sets of so-called “Paragraph IV” litigation proceedings in the United States. In the United States, putative generics of innovator drug products (including products in which the innovation comprises a new drug delivery method for an existing product, such as the drug delivery market occupied by us) may file Abbreviated New Drug Applications (ANDAs) and, in doing so, they are not required to include preclinical and clinical data to establish safety and effectiveness of their drug. Instead, they would rely on such data provided by the innovator drug New Drug Application (NDA) holder. However, to benefit from this less costly abbreviated procedure, the ANDA applicant must demonstrate that its drug is “generic” or “bioequivalent” to the innovator drug, and, to the extent that patents protect the innovator drug that are listed in the “Orange Book,” the ANDA applicant must write to the innovator NDA holder and the patent holder (to the extent that the Orange Book-listed patents are not owned by the innovator NDA holder) certifying that their product either does not infringe the innovator’s patents and/or that the relevant patents are invalid. The innovator and the patent holder may sue the ANDA applicant within 45 days of receiving the certification and, if so, the U.S. FDA may not approve the ANDA for 30 months from the date of certification unless, at some point before the expiry of those 30 months, a court makes a final decision in the ANDA applicant’s favor.

We are involved in a number of Paragraph IV suits in respect of eight different products (TriCor 145, Skelaxin, Ritalin LA, Focalin XR, Avinza, Zanaflex®, Cardizem CD and Luvox® CR) either as plaintiff or as an interested party (where the suit is being taken in the name of one of our licensees). If we are unsuccessful in these and other

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

similar type suits, our or our licensees’ products may be subject to generic competition, and our manufacturing revenue and royalties would be materially and adversely affected.

In January 2009, the U.S. District Court for the Eastern District of New York issued a memorandum and order indicating that the two patents at issue in the Skelaxin litigation are invalid. We and our collaborator, King Pharmaceuticals, Inc. have appealed such decision to the Federal Circuit Court.

In November 2009, Elan entered into settlement and license agreements with Teva Pharmaceuticals in which Elan and Teva stipulated to dismissal of Elan’s lawsuit against Teva for its filing of an ANDA seeking approval of a generic version of TriCor 145. As part of the license agreement, Elan granted Teva rights to Elan intellectual property for TriCor 145 no sooner than March 28, 2011. Under certain defined circumstances, Teva may not receive rights to this intellectual property until July 1, 2012.

In December 2009, Elan entered into settlement and license agreements with Teva Pharmaceuticals and Barr Laboratories in which Elan, Teva and Barr stipulated to dismissal of Elan’s lawsuit against Teva and Barr for their filing of ANDAs seeking approval of a generic version of Focalin XR. As part of the license agreement, Elan granted Teva and Barr rights to Elan intellectual property for Focalin XR no sooner than June 30, 2012.

Patent matter

In June 2008, a jury ruled in the U.S. District Court for the District of Delaware that Abraxis BioScience, Inc. had infringed a patent owned by us in relation to the application of our NanoCrystal® technology to Abraxane. The jury awarded us $55 million, applying a royalty rate of 6% to sales of Abraxane from January 2005 through June 13, 2008 (the date of the verdict). This award and damages associated with the continuing sales of the Abraxane product are subject to interest based upon the three-month Treasury Bill Rate. Consequently, we estimate the total amount of the award at December 31, 2009, including accrued interest, to be in excess of $80 million. We are awaiting a ruling by the Court on both parties’ post-trial motions. Consequently, pending final resolution of this matter, no settlement amount has been recognized in our financial statements as of and for the year ended December 31, 2009.

30.	Related Parties

Janssen AI

Janssen AI, a newly formed subsidiary of Johnson & Johnson, acquired substantially all of the assets and rights related to AIP with Wyeth (which has been acquired by Pfizer) in September 2009. In consideration for the transfer of these assets and rights, we received a 49.9% equity interest in Janssen AI which has been recorded as an equity method investment on the Consolidated Balance Sheet at December 31, 2009. For additional information relating to the AIP divestment, refer to Note 5. For additional information relating to our equity method investment, refer to Note 18.

Following the divestment of the AIP business to Janssen AI in September 2009, we provided administrative and R&D transition services to Janssen AI, and recorded fees of $2.9 million in 2009 related to these services. We also received sublease rental income of $0.6 million from Janssen AI in respect of a sublease agreement entered into in September 2009 for approximately 38,700 square feet of office and laboratory space in South San Francisco. Expenses relating to equity-settled share based awards to Janssen AI transferred employees were less than $0.1 million in 2009. At December 31, 2009, we had a balance owing to us from Janssen AI of $21.1 million.

Agreement with Mr. Schuler, Mr. Bryson and Crabtree Partners L.L.C.

On June 8, 2009, we entered into an agreement with Mr. Jack W. Schuler, Mr. Vaughn Bryson and Crabtree Partners L.L.C. (an affiliate of Mr. Schuler and a shareholder of the Company) (collectively “the Crabtree Group”). Pursuant to this Agreement, we agreed to nominate Mr. Schuler and Mr. Bryson for election as directors of the Company at the 2009 AGM. Mr. Schuler and Mr. Bryson irrevocably agreed to resign as directors of the Company

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

effective on the first date on which Mr. Schuler, Mr. Bryson and Crabtree Partners L.L.C. cease to beneficially own, in aggregate, at least 0.5% of the Company’s issued share capital. The Agreement also includes a standstill provision providing that, until the later of December 31, 2009 and the date that is three months after the date on which Mr. Schuler and Mr. Bryson cease to be directors of the Company, none of Mr. Schuler, Mr. Bryson, Crabtree Partners L.L.C. or any of their respective affiliates will, among other things, acquire any additional equity interest in the Company if, after giving effect to the acquisition, Mr. Schuler, Mr. Bryson, Crabtree Partners L.L.C. and their affiliates would own more than 3% of the Company’s issued share capital. Finally, we agreed to reimburse the Crabtree Group for $500,000 of documented out-of-pocket legal expenses incurred by their outside counsel in connection with the Agreement and the matters referenced in the Agreement.

Dr. Ekman

Effective December 31, 2007, Dr. Lars Ekman resigned from his operational role as president of R&D and has continued to serve as a member of the board of directors of Elan.

Under the agreement reached with Dr. Ekman, we agreed by reference to Dr. Ekman’s contractual entitlements and in accordance with our severance plan to (a) make a lump-sum payment of $2,500,000; (b) make milestone payments to Dr. Ekman, subject to a maximum amount of $1,000,000, if we achieve certain milestones in respect of our Alzheimer’s disease program; (c) accelerate the vesting of, and grant a two-year exercise period, in respect of certain of his equity awards, with a cash payment being made in respect of one grant of RSUs (which did not permit accelerated vesting); and (d) continue to make annual pension payments in the amount of $60,000 per annum, provide the cost of continued health coverage and provide career transition services to Dr. Ekman for a period of up to two years. A total severance charge of $3.6 million was expensed in 2007 for Dr. Ekman, excluding potential future success milestone payments related to our Alzheimer’s disease program. To date, none of the milestones has been triggered, and they remain in effect.

Mr. Martin

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

The agreement continues until Mr. Martin resigns, is involuntarily terminated, is terminated for cause or dies, or is disabled. In general, if Mr. Martin’s employment is involuntarily terminated (other than for cause, death or disability) or Mr. Martin leaves for good reason, we will pay Mr. Martin a lump sum equal to two (three, in the event of a change in control) times his salary and target bonus and the 2005 Options will be exercisable for the following two years (three, in the event of a change in control).

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

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Mr. McLaughlin

In 2009, Davy, an Irish based stockbroking, wealth management and financial advisory firm, of which Mr. McLaughlin is deputy chairman, provided advisory services in relation to the Johnson & Johnson Transaction and the offering and sale of the 8.75% Notes. The total invoiced value of these services was $2.4 million.

Mr. Pilnik

In 2009, prior to his joining the board of directors of Elan, Mr. Richard Pilnik was paid a fee of $15,230 for consultancy services provided to Elan.

Dr. Selkoe

Effective as of July 1, 2009, EPI entered into a consultancy agreement with Dr. Dennis Selkoe under which Dr. Selkoe agreed to provide consultant services with respect to the treatment and/or prevention of neurodegenerative and autoimmune diseases. We will pay Dr. Selkoe a fee of $12,500 per quarter. The agreement is effective for three years unless terminated by either party upon 30 days written notice and supersedes all prior consulting agreements between Dr. Selkoe and Elan. Previously, Dr. Selkoe was a party to a similar consultancy agreement with EPI and Athena. Under the consultancy agreements, Dr. Selkoe received $50,000 in 2009, 2008 and 2007.

31.	Development and Marketing Collaboration Agreements

Biogen Idec

In August 2000, we entered into a development and marketing collaboration agreement with Biogen Idec, successor to Biogen, Inc., to collaborate in the development and commercialization of Tysabri for multiple sclerosis (MS) and Crohn’s disease, with Biogen Idec acting as the lead party for MS and Elan acting as the lead party for Crohn’s disease.

In November 2004, Tysabri received regulatory approval in the United States for the treatment of relapsing forms of MS. In February 2005, Elan and Biogen Idec voluntarily suspended the commercialization and dosing in clinical trials of Tysabri. This decision was based on reports of serious adverse events involving cases of PML, a rare and potentially fatal, demyelinating disease of the central nervous system.

In June 2006, the FDA approved the reintroduction of Tysabri for the treatment of relapsing forms of MS. Approval for the marketing of Tysabri in the European Union was also received in June 2006 and has subsequently been received in a number of other countries. The distribution of Tysabri in both the United States and the European Union commenced in July 2006. Global in-market net sales of Tysabri in 2009 were $1,059.2 million (2008:

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$813.0 million; 2007: $342.9 million), consisting of $508.5 million (2008: $421.6 million; 2007: $217.4 million) in the U.S. market and $550.7 million (2008: $391.4 million; 2007: $125.5 million) in the ROW.

On January 14, 2008, the FDA approved the sBLA for Tysabri for the treatment of patients with Crohn’s disease, and Tysabri was launched in this indication at the end of the first quarter of 2008. On December 12, 2008, we announced a realignment of our commercial activities in Tysabri for Crohn’s disease, shifting our efforts from a traditional sales model to a model based on clinical support and education.

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

In the ROW markets, Biogen Idec is responsible for distribution and we record as revenue our share of the profit or loss on ROW sales of Tysabri, plus our directly incurred expenses on these sales. In 2009, we recorded revenue of $215.8 million (2008: $135.5 million; 2007: $14.3 million).

As a result of the strong growth in Tysabri sales, in July 2008, we made an optional payment of $75.0 million to Biogen Idec in order to maintain our approximate 50% share of Tysabri for annual global in-market net sales of Tysabri that are in excess of $700.0 million. In addition, in December 2008, we exercised our option to pay a further $50.0 million milestone to Biogen Idec in order to maintain our percentage share of Tysabri at approximately 50% for annual global in-market net sales of Tysabri that are in excess of $1.1 billion. There are no further milestone payments required for us to retain our approximate 50% profit share.

For additional information relating to Tysabri, refer to Note 3.

Johnson & Johnson AIP Agreements

On September 17, 2009, Janssen AI, a newly formed subsidiary of Johnson & Johnson, completed the acquisition of substantially all of our assets and rights related to AIP. In addition, Johnson & Johnson, through its affiliate Janssen Pharmaceutical, invested $885.0 million in exchange for newly issued ADRs of Elan, representing 18.4% of our outstanding Ordinary Shares at that time. Johnson & Johnson has committed to fund the further development and commercialization of the AIP in an amount equal to $500.0 million. In consideration for the transfer of these assets and rights, we received a 49.9% equity interest in Janssen AI. We are entitled to a 49.9% share of the future profits of Janssen AI and certain royalty payments upon the commercialization of products under the collaboration with Pfizer (which acquired our collaborator Wyeth). The AIP represented our interest in that collaboration to research, develop and commercialize products for the treatment and/or prevention of neurodegenerative conditions, including Alzheimer’s disease. Janssen AI has assumed our activities with Pfizer under the AIP.

Transition Therapeutics Collaboration Agreements

In September 2006, we entered into an exclusive, worldwide collaboration with Transition Therapeutics, Inc. (Transition) for the joint development and commercialization of a novel therapeutic agent for Alzheimer’s disease. The small molecule, ELND005, is a beta amyloid anti-aggregation agent that has been granted fast track designation by the FDA. In December 2007, the first patient was dosed in a Phase 2 clinical study. This 18-month, randomized, double-blind, placebo-controlled, dose-ranging study will evaluate the safety and efficacy of ELND005 in approximately 340 patients with mild to moderate Alzheimer’s disease. The patient enrollment target for this study was achieved in October 2008. In December 2009, we announced that patients would be

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

withdrawn from the two highest dose groups due to safety concerns. The study is continuing for the lowest dose group.

Under our Collaboration Agreement with Transition, we are obligated to make various milestone payments to Transition, including a $25.0 million payment upon the initiation of the first Phase 3 clinical trial for ELND005. In addition, dependant upon the continued successful development, regulatory approval and commercialization of ELND005, Transition will be eligible to receive additional milestone payments of up to $155.0 million. Further, if ELND005 is successfully commercialized we will be obligated to either share the net income derived from sales of ELND005 with Transition or pay royalties to Transition. At the end of Phase 2 development of ELND005, Transition may elect to maintain its 30% cost sharing percentage, increase such percentage up to 40% or decide not to continue cost sharing. If Transition continues cost sharing, then Transition will be entitled to a share of the operating profits from the commercialization of ELND005 (if ELND005 is successfully developed and approved for marketing) equal to its cost sharing percentage. If Transition elects not to continue cost sharing, then Transition will be entitled to receive reduced milestone payments and tiered royalty payments on net sales of ELND005 (again assuming ELND005 is successfully developed and commercialized) ranging in percentage from a high single digit to the mid teens, depending on the level of sales, for so long as we are commercializing ELND005.

The term of the Collaboration Agreement runs until we are no longer developing or commercializing ELND005. We may terminate the Collaboration Agreement upon not less than 90 days notice to Transition and either party may terminate the Collaboration Agreement for material breach or because of insolvency of the other party.

32.	Supplemental Guarantor Information

As part of the offering and sale of the $625.0 million 8.75% Notes in October 2009, Elan Corporation, plc and certain of its subsidiaries have guaranteed the 8.75% Notes. Substantially equivalent guarantees have also been given to the holders of the Floating Rate Notes due 2011 and the Floating Rate Notes due in 2013, which were issued in November 2006, and to the holders of the 8.75% Notes, which were issued in November 2004.

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

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Elan Corporation, plc

Condensed Consolidating Statements of Operations
For the Year Ended December 31, 2009

	Elan			Non-
	Finance,	Parent	Guarantor	Guarantor	Elimination
	plc	Company	Subsidiaries	Subsidiaries	Adjustments	Consolidated
	(In millions)

Revenue	$—	$0.8	$1,932.1	$0.5	$(820.4)	$1,113.0
Cost of sales	—	—	993.9	—	(433.2)	560.7

Gross margin	—	0.8	938.2	0.5	(387.2)	552.3
Operating expenses:
Selling, general and administrative expenses	—	57.0	286.4	—	(75.2)	268.2
Research and development expenses	—	—	595.7	0.2	(302.3)	293.6
Net gain on divestment of businesses	—	—	(108.7)	—	—	(108.7)
Other net charges	—	—	67.0	0.3	—	67.3

Total operating expenses	—	57.0	840.4	0.5	(377.5)	520.4

Operating income/(loss)	—	(56.2)	97.8	—	(9.7)	31.9

Share of net gains/(losses) of subsidiaries	—	(120.1)	—	—	120.1	—
Net interest and investment (gains)/losses	(1.6)	(0.1)	183.7	(0.2)	(20.1)	161.7

Income/(loss) before provision for income taxes	1.6	(176.2)	(85.9)	0.2	130.5	(129.8)
Provision for income taxes	0.4	—	46.0	—	—	46.4

Net income/(loss)	$1.2	$(176.2)	$(131.9)	$0.2	$130.5	$(176.2)

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Elan Corporation, plc

Condensed Consolidating Statements of Operations
For the Year Ended December 31, 2008

	Elan			Non-
	Finance,	Parent	Guarantor	Guarantor	Elimination
	plc	Company	Subsidiaries	Subsidiaries	Adjustments	Consolidated
	(In millions)

Revenue	$—	$—	$1,671.6	$2.1	$(673.5)	$1,000.2
Cost of sales	—	—	808.4	—	(315.0)	493.4

Gross margin	—	—	863.2	2.1	(358.5)	506.8
Operating expenses:
Selling, general and administrative expenses	—	61.3	285.2	—	(53.8)	292.7
Research and development expenses	—	—	639.8	1.1	(317.5)	323.4
Other net charges/(gains)	—	0.3	33.0	1.0	(0.1)	34.2

Total operating expenses	—	61.6	958.0	2.1	(371.4)	650.3

Operating income/(loss)	—	(61.6)	(94.8)	—	12.9	(143.5)

Share of net gains/(losses) of subsidiaries	—	(10.4)	—	—	10.4	—
Net interest and investment (gains)/losses	(3.9)	(1.0)	151.8	—	6.9	153.8

Income/(loss) before provision for/(benefit from) income taxes	3.9	(71.0)	(246.6)	—	16.4	(297.3)
Provision for/(benefit from) income taxes	1.0	—	(227.3)	—	—	(226.3)

Net income/(loss)	$2.9	$(71.0)	$(19.3)	$—	$16.4	$(71.0)

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Elan Corporation, plc

Condensed Consolidating Statements of Operations
For the Year Ended December 31, 2007

	Elan			Non-
	Finance,	Parent	Guarantor	Guarantor	Elimination
	plc	Company	Subsidiaries	Subsidiaries	Adjustments	Consolidated
	(In millions)

Revenue	$—	$—	$1,123.8	$1.6	$(366.0)	$759.4
Cost of sales	—	—	476.9	—	(139.0)	337.9

Gross margin	—	—	646.9	1.6	(227.0)	421.5
Operating expenses:
Selling, general and administrative expenses	—	52.9	304.3	—	(17.9)	339.3
Research and development expenses	—	0.2	482.1	1.6	(221.0)	262.9
Other net (gains)/charges	—	(158.8)	84.1	0.1	159.2	84.6

Total operating expenses	—	(105.7)	870.5	1.7	(79.7)	686.8

Operating income/(loss)	—	105.7	(223.6)	(0.1)	(147.3)	(265.3)

Share of net gains/(losses) of subsidiaries	—	510.7	—	—	(510.7)	—
Net interest and investment (gains)/losses	(2.2)	—	267.1	(0.4)	(131.7)	132.8

Income/(loss) before provision for/(benefit from) income taxes	2.2	(405.0)	(490.7)	0.3	495.1	(398.1)
Provision for income taxes	0.6	—	3.8	—	2.5	6.9

Net income/(loss)	$1.6	$(405.0)	$(494.5)	$0.3	$492.6	$(405.0)

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Elan Corporation, plc

Condensed Consolidating Balance Sheets
As of December 31, 2009

	Elan			Non-
	Finance,	Parent	Guarantor	Guarantor	Elimination
	plc	Company	Subsidiaries	Subsidiaries	Adjustments	Consolidated
	(In millions)

ASSETS
Current Assets:
Cash and cash equivalents	$9.8	$3.5	$421.6	$401.6	$—	$836.5
Restricted cash — current	—	—	16.8	—	—	16.8
Accounts receivable, net	—	0.5	191.9	—	—	192.4
Investment securities — current	—	—	3.0	—	4.1	7.1
Inventory	—	—	72.4	—	(18.9)	53.5
Intercompany receivables	26.9	2,700.9	3,807.0	0.4	(6,535.2)	—
Deferred tax assets — current	0.1	—	23.8	—	—	23.9
Prepaid and other current assets	—	—	29.1	—	(0.1)	29.0

Total current assets	36.8	2,704.9	4,565.6	402.0	(6,550.1)	1,159.2
Property, plant and equipment, net	—	—	295.1	—	(2.3)	292.8
Goodwill and other intangible assets, net	—	—	246.3	—	171.1	417.4
Equity method investment	—	—	235.0	—	—	235.0
Investment securities — non-current	—	—	10.6	—	(1.9)	8.7
Investments in subsidiaries	—	—	12,306.2	—	(12,306.2)	—
Restricted cash — non-current	—	—	14.9	—	—	14.9
Intercompany receivables	1,487.9	—	6,889.7	—	(8,377.6)	—
Deferred tax assets — non-current	0.8	—	174.0	—	—	174.8
Other assets	31.4	—	10.4	1.1	—	42.9

Total assets	$1,556.9	$2,704.9	$24,747.8	$403.1	$(27,067.0)	$2,345.7

LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIT)
Current Liabilities:
Accounts payable	$—	$—	$52.4	$—	$—	$52.4
Accrued and other current liabilities	19.1	4.6	175.4	—	(1.0)	198.1
Intercompany payables	0.4	2,101.5	5,404.6	—	(7,506.5)	—

Total current liabilities	19.5	2,106.1	5,632.4	—	(7,507.5)	250.5
Long term debts	1,540.0	—	—	—	—	1,540.0
Intercompany payables	—	88.4	12,464.1	4.4	(12,556.9)	—
Other liabilities	—	16.2	52.7	—	(7.9)	61.0

Total liabilities	1,559.5	2,210.7	18,149.2	4.4	(20,072.3)	1,851.5
Shareholders’ equity/(deficit)	(2.6)	494.2	6,598.6	398.7	(6,994.7)	494.2

Total liabilities and shareholders’ equity/(deficit)	$1,556.9	$2,704.9	$24,747.8	$403.1	$(27,067.0)	$2,345.7

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

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Elan Corporation, plc

Condensed Consolidating Statement of Cash Flows
For the Year Ended December 31, 2009

	Elan			Non-
	Finance,	Parent	Guarantor	Guarantor
	plc	Company	Subsidiaries	Subsidiaries	Elimination	Consolidated
	(In millions)

Cash flows from operating activities:
Net cash provided by/(used in) operating activities	$264.4	$(869.9)	$519.3	$(0.1)	$—	$(86.3)

Cash flows from investing activities:
Decrease in restricted cash	—	—	3.5	—	—	3.5
Proceeds from disposal of property, plant and equipment	—	—	7.3	—	—	7.3
Purchase of property, plant and equipment	—	—	(43.5)	—	—	(43.5)
Purchase of intangible assets	—	—	(52.4)	—	—	(52.4)
Purchase of non-current investment securities	—	—	(0.6)	—	—	(0.6)
Sale of current investment securities	—	—	28.9	—	—	28.9

Net cash used in investing activities	—	—	(56.8)	—	—	(56.8)

Cash flows from financing activities:
Issue of share capital	—	868.0	—	—	—	868.0
Proceeds from employee stock issuances	—	4.0	—	—	—	4.0
Repayment of loans and capital lease obligations	(867.8)	—	—	—	—	(867.8)
Net proceeds from debt issuances	603.0	—	—	—	—	603.0
Intercompany investments/capital contributions	—	—	(399.7)	399.7	—	—
Repayment of government grants	—	—	(5.4)	—	—	(5.4)
Excess tax benefit from share-based compensation	—	—	2.3	—	—	2.3

Net cash provided by/(used in) financing activities	(264.8)	872.0	(402.8)	399.7	—	604.1

Effect of exchange rate changes on cash	—	—	0.2	—	—	0.2

Net increase/(decrease) in cash and cash equivalents	(0.4)	2.1	59.9	399.6	—	461.2
Cash and cash equivalents at beginning of year	10.2	1.4	361.7	2.0	—	375.3

Cash and cash equivalents at end of year	$9.8	$3.5	$421.6	$401.6	$—	$836.5

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

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Elan Corporation, plc

Condensed Consolidating Statement of Cash Flows
For the Year Ended December 31, 2007

	Elan				Non-
	Finance,	Athena	Parent	Guarantor	Guarantor
	plc	Finance	Company	Subsidiaries	Subsidiaries	Elimination	Consolidated
	(In millions)

Cash flows from operating activities:
Net cash provided by/(used in) operating activities	$(606.0)	$626.6	$(31.2)	$(156.8)	$(0.1)	$—	$(167.5)

Cash flows from investing activities:
Increase in restricted cash	—	—	—	(6.8)	—	—	(6.8)
Proceeds from disposal of property, plant and equipment	—	—	—	0.2	—	—	0.2
Purchase of property, plant and equipment	—	—	—	(26.1)	—	—	(26.1)
Purchase of non-current investment securities	—	—	—	(12.3)	—	—	(12.3)
Transfer of fund to investment securities	—	—	—	(305.9)	—	—	(305.9)
Sales of non-current investment securities	—	—	—	3.4	—	—	3.4
Sale of current investment securities	—	—	—	27.9	—	—	27.9
Purchase of intangible assets	—	—	—	(2.5)	—	—	(2.5)
Proceeds from product and business disposals	—	—	—	4.0	—	—	4.0

Net cash used in investing activities	—	—	—	(318.1)	—	—	(318.1)

Cash flows from financing activities:
Proceeds from employee stock issuances	—	—	28.2	—	—	—	28.2
Repayment of loans and capital lease obligations	—	(626.6)	(0.2)	(2.8)	—	—	(629.6)
Issue of loan notes	(0.1)	—	—	—	—	—	(0.1)
Excess tax benefit from share-based compensation	—	—	—	1.8	—	—	1.8

Net cash provided by/(used in) financing activities	(0.1)	(626.6)	28.0	(1.0)	—	—	(599.7)

Effect of exchange rate changes on cash	—	—	—	(1.8)	—	—	(1.8)

Net increase/(decrease) in cash and cash equivalents	(606.1)	—	(3.2)	(477.7)	(0.1)	—	(1,087.1)
Cash and cash equivalents at beginning of year	612.5	—	5.2	890.7	2.2	—	1,510.6

Cash and cash equivalents at end of year	$6.4	$—	$2.0	$413.0	$2.1	$—	$423.5

Item 19.	Exhibits.

Exhibit
Number	Description

1.1	Memorandum and Articles of Association of Elan Corporation, plc.
2(b)(1)	Indenture dated as of November 16, 2004, among Elan Finance public limited company, Elan Finance Corp., Elan Corporation, plc, the Subsidiary Note Guarantors party thereto and The Bank of New York, as Trustee (incorporated by reference to Exhibit 99.2 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc (SEC File No. 001-13896) filed with the Commission on November 19, 2004).
2(b)(2)	Indenture dated as of November 22, 2006, among Elan Finance public limited company, Elan Finance Corp., Elan Corporation, plc, the Subsidiary Note Guarantors party thereto and The Bank of New York, as Trustee (including Forms of Global Exchange Notes) (incorporated by reference to Exhibit 2(b)(2) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006).
2(b)(3)	Indenture dated as of October 2, 2009, among Elan Finance public limited company, Elan Finance Corp., Elan Corporation, plc, the Subsidiary Note Guarantors party thereto and The Bank of New York, as Trustee (including Forms of Global Exchange Notes) (incorporated by reference to Exhibit 99.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on October 27, 2009).
2(b)(4)	Registration Rights Agreement dated October 2, 2009 among Elan Finance public limited company, Elan Finance Corp., Elan Corporation, plc, certain Subsidiary Guarantors and Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc. and J & E Davy (incorporated by reference to Exhibit 99.2 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on October 27, 2009).
4(a)(1)	Antegren Development and Marketing Collaboration Agreement, dated as of August 15, 2000, by and between Biogen, Inc. and Elan Pharma International Limited (incorporated by reference to Exhibit 4(a)(1) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002 — confidential treatment has been granted for portions of this exhibit).
4(a)(2)	Amended and Restated Asset Purchase Agreement, dated as of May 19, 2003, by and among Elan Corporation, plc, Elan Pharma International Limited, Elan Pharmaceuticals, Inc., King Pharmaceuticals, Inc., Jones Pharma Incorporated and Monarch Pharmaceuticals, Inc. (incorporated by reference to Exhibit 4(a)(3) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002).
4(a)(3)	Asset Purchase Agreement, dated as of July 2, 2009, among Janssen Pharmaceutical, Juno Neurosciences, Elan Corporation, plc and the other Parties identified therein.
4(a)(4)	Subscription and Transfer Agreement, dated as of July 2, 2009, among Elan Corporation, plc, Keavy Holdings plc and Janssen Pharmaceutical.
4(a)(5)	Letter Agreement dated September 14, 2009 among Elan Corporation, plc, Athena Neurosciences, Inc., Crimagua Limited, Elan Pharmaceuticals, Inc., Elan Pharma International Limited, Keavy Finance plc, Janssen Pharmaceutical and Janssen Alzheimer Immunotherapy.
4(a)(6)	Investment Agreement, dated as of September 17, 2009, between Elan Corporation, plc and Janssen Pharmaceutical.
4(a)(7)	Shareholders’ Agreement, dated as of September 17, 2009 among Janssen Pharmaceutical, Janssen Alzheimer Immunotherapy (Holding) Limited, Latam Properties Holdings, JNJ Irish Investments ULC, Elan Corporation, plc, Crimagua Limited, Elan Pharma International Limited and Janssen Alzheimer Immunotherapy.
4(a)(8)	Royalty Agreement dated as of September 17, 2009 among Janssen Alzheimer Immunotherapy, Janssen Alzheimer Immunotherapy (Holding) Limited and Elan Pharma International Limited.
4(b)(1)	Lease dated as of June 1, 2007 between Chamberlin Associates 180 Oyster Point Blvd., LLC and Elan Pharmaceuticals, Inc. (incorporated by reference to Exhibit 4(b)(1) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007).
4(b)(2)	Lease dated as of December 17, 2007 between Chamberlin Associates 200 Oyster Point, L.P. and Elan Pharmaceuticals, Inc. (incorporated by reference to Exhibit 4(b)(2) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007).

Exhibit
Number	Description

4(c)(1)	Elan Corporation, plc 1999 Stock Option Plan (2001 Amendment) (incorporated by reference to Exhibit 4(c)(1) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).
4(c)(2)	Elan Corporation, plc 1998 Long-Term Incentive Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(2) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).
4(c)(3)	Elan Corporation, plc 1996 Long-Term Incentive Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(3) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).
4(c)(4)	Elan Corporation, plc 1996 Consultant Option Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(4) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).
4(c)(5)	Elan Corporation, plc Employee Equity Purchase Plan (U.S.), (2009 Restatement).
4(c)(6)	Elan Corporation, plc Employee Equity Purchase Plan Irish Sharesave Option Scheme (incorporated by reference to Exhibit 4(c)(6) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004).
4(c)(7)	Elan Corporation, plc Employee Equity Purchase Plan U.K. Sharesave Plan (incorporated by reference to Exhibit 4(c)(8) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005).
4(c)(8)	Elan Corporation, plc 2004 Restricted Stock Unit Plan (incorporated by reference to Exhibit 4(c)(8) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005).
4(c)(9)	Letter Agreement, dated as of June 8, 2009, among Elan Corporation, plc, Jack W. Schuler, Vaughn D. Bryson and Crabtree Partners L.C.C. (incorporated by reference to Exhibit 10.3 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on September 29, 2009).
4(c)(10)	Consulting Agreement, dated as of July 1, 2009, between Dr. Dennis J. Selkoe and Elan Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.4 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on September 29, 2009).
4(c)(11)	Employment Agreement, dated as of December 7, 2005, as amended by Amendment 2008-1 dated as of December 19, 2008, among Elan Pharmaceuticals, Inc., Elan Corporation, plc and G. Kelly Martin. (incorporated by reference to Exhibit 4(c)(11) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008).
4(c)(12)	July 18, 2007 Letter Agreement between Dr. Lars Ekman and Elan Pharmaceuticals, Inc. (incorporated by reference to Exhibit 4(c)(12) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007).
4(c)(13)	Elan Corporation, plc Cash Bonus Plan effective January 1, 2006, and revised as of January 1, 2009. (incorporated by reference to Exhibit 4(c)(13) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008).
4(c)(14)	Elan Corporation, plc Profit Sharing Scheme 2006 (incorporated by reference to Exhibit 4(c)(16) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005).
4(c)(15)	Elan Corporation, plc 2006 Long Term Incentive Plan (2009 Amendment and Restatement). (incorporated by reference to Exhibit 4(c)(15) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008).
4(c)(16)	Letter Agreement dated as of January 1, 2007 between Elan Corporation, plc and Shane Cooke (incorporated by reference to Exhibit 4(c)(17) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006).
4(c)(17)	Form of Deed of Indemnity between Elan Corporation, plc and directors and certain officers of Elan Corporation, plc (incorporated by reference to Exhibit 99.2 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on November 15, 2006).
4(c)(18)	Elan U.S. Severance Plan (incorporated by reference to Exhibit 4(c)(18) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007).

Exhibit
Number	Description

4(c)(19)	Form of Memo Agreement dated May 17, 2007 amending certain outstanding grant agreements for restricted stock units and stock option agreements held by senior officers who are members of the Operating Committee of Elan Corporation, plc. (incorporated by reference to Exhibit 4(c)(19) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007).
4(c)(20)	Form of Restricted Stock Unit Agreement under the Elan Corporation, plc 2006 Long Term Incentive Plan (2009 Amendment and Restatement) for certain senior officers who are members of the Operating Committee of Elan Corporation, plc. (incorporated by reference to Exhibit 4(c)(20) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008).
4(c)(21)	Form of Nonstatutory Stock Option Agreement under the Elan Corporation, plc 2006 Long Term Incentive Plan (2009 Amendment and Restatement) for certain senior officers who are members of the Operating Committee of Elan Corporation, plc. (incorporated by reference to Exhibit 4(c)(21) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008).
4(c)(22)	Form of Nonstatutory Stock Option Agreement under the Elan Corporation, plc 2006 Long Term Incentive Plan (2009 Amendment and Restatement) for new members of the Board of Directors of Elan Corporation, plc. (incorporated by reference to Exhibit 4(c)(22) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008).
4(c)(23)	Form of Nonstatutory Stock Option Agreement under the Elan Corporation, plc 2006 Long Term Incentive Plan (2009 Amendment and Restatement) for members of the Board of Directors of Elan Corporation, plc. (incorporated by reference to Exhibit 4(c)(23) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008).
4(c)(24)	Form of Restricted Stock Unit Agreement under the Elan Corporation, plc 2006 Long Term Incentive Plan (2009 Amendment and Restatement) for non-executive members of the Board of Directors of Elan Corporation, plc. (incorporated by reference to Exhibit 4(c)(24) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008).
4(c)(25)	Employment Agreement dated as of November 26, 2008 and Amendment No. 1 to Employment Agreement, dated as of June 15, 2009 by and among Elan Pharmaceuticals, Inc., Elan Corporation, plc and Dr. Carlos Paya (incorporated by reference to Exhibit 10.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on September 29, 2009).
8.1	Subsidiaries of Elan Corporation, plc.
12.1	Certification of G. Kelly Martin pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Shane Cooke pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of G. Kelly Martin pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Shane Cooke pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Independent Registered Public Accounting Firm, KPMG.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Elan Corporation, plc

/s/  SHANE COOKE
Shane Cooke
Executive Vice President and Chief Financial Officer

Date: February 25, 2010

Elan Corporation, plc

Schedule II

Valuation and Qualifying Accounts and Reserves
Years ended December 31, 2009, 2008 and 2007

	Balance at
	Beginning			Balance at
Description	of Year	Additions(1)	Deductions(2)	End of Year
	(In millions)

Allowance for doubtful accounts:
Year ended December 31, 2009	$0.9	$0.7	$(1.2)	$0.4
Year ended December 31, 2008	$—	$0.9	$—	$0.9
Year ended December 31, 2007	$0.7	$—	$(0.7)	$—
Sales returns and allowances, discounts, chargebacks and rebates(3):
Year ended December 31, 2009	$19.2	$79.3	$(72.0)	$26.5
Year ended December 31, 2008	$18.9	$65.6	$(65.3)	$19.2
Year ended December 31, 2007	$16.5	$69.8	$(67.4)	$18.9

(1)	Additions to allowance for doubtful accounts are recorded as an expense.

(2)	Represents amounts written off or returned against the allowance or reserves, or returned against earnings. Deductions to sales discounts and allowances relate to sales returns and payments.

(3)	Additions to sales discounts and allowances are recorded as a reduction of revenue.

EXHIBIT INDEX

Exhibit
Number	Description

1.1	Memorandum and Articles of Association of Elan Corporation, plc.
2(b)(1)	Indenture dated as of November 16, 2004, among Elan Finance public limited company, Elan Finance Corp., Elan Corporation, plc, the Subsidiary Note Guarantors party thereto and The Bank of New York, as Trustee (incorporated by reference to Exhibit 99.2 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc (SEC File No. 001-13896) filed with the Commission on November 19, 2004).
2(b)(2)	Indenture dated as of November 22, 2006, among Elan Finance public limited company, Elan Finance Corp., Elan Corporation, plc, the Subsidiary Note Guarantors party thereto and The Bank of New York, as Trustee (including Forms of Global Exchange Notes) (incorporated by reference to Exhibit 2(b)(2) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006).
2(b)(3)	Indenture dated as of October 2, 2009, among Elan Finance public limited company, Elan Finance Corp., Elan Corporation, plc, the Subsidiary Note Guarantors party thereto and The Bank of New York, as Trustee (including Forms of Global Exchange Notes) (incorporated by reference to Exhibit 99.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on October 27, 2009).
2(b)(4)	Registration Rights Agreement dated October 2, 2009 among Elan Finance public limited company, Elan Finance Corp., Elan Corporation, plc, certain Subsidiary Guarantors and Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc. and J & E Davy (incorporated by reference to Exhibit 99.2 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on October 27, 2009).
4(a)(1)	Antegren Development and Marketing Collaboration Agreement, dated as of August 15, 2000, by and between Biogen, Inc. and Elan Pharma International Limited (incorporated by reference to Exhibit 4(a)(1) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002 — confidential treatment has been granted for portions of this exhibit).
4(a)(2)	Amended and Restated Asset Purchase Agreement, dated as of May 19, 2003, by and among Elan Corporation, plc, Elan Pharma International Limited, Elan Pharmaceuticals, Inc., King Pharmaceuticals, Inc., Jones Pharma Incorporated and Monarch Pharmaceuticals, Inc. (incorporated by reference to Exhibit 4(a)(3) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002).
4(a)(3)	Asset Purchase Agreement, dated as of July 2, 2009, among Janssen Pharmaceutical, Juno Neurosciences, Elan Corporation, plc and the other Parties identified therein.
4(a)(4)	Subscription and Transfer Agreement, dated as of July 2, 2009, among Elan Corporation, plc, Keavy Holdings plc and Janssen Pharmaceutical.
4(a)(5)	Letter Agreement dated September 14, 2009 among Elan Corporation, plc, Athena Neurosciences, Inc., Crimagua Limited, Elan Pharmaceuticals, Inc., Elan Pharma International Limited, Keavy Finance plc, Janssen Pharmaceutical and Janssen Alzheimer Immunotherapy.
4(a)(6)	Investment Agreement, dated as of September 17, 2009, between Elan Corporation, plc and Janssen Pharmaceutical.
4(a)(7)	Shareholders’ Agreement, dated as of September 17, 2009 among Janssen Pharmaceutical, Janssen Alzheimer Immunotherapy (Holding) Limited, Latam Properties Holdings, JNJ Irish Investments ULC, Elan Corporation, plc, Crimagua Limited, Elan Pharma International Limited and Janssen Alzheimer Immunotherapy.
4(a)(8)	Royalty Agreement dated as of September 17, 2009 among Janssen Alzheimer Immunotherapy, Janssen Alzheimer Immunotherapy (Holding) Limited and Elan Pharma International Limited.
4(b)(1)	Lease dated as of June 1, 2007 between Chamberlin Associates 180 Oyster Point Blvd., LLC and Elan Pharmaceuticals, Inc. (incorporated by reference to Exhibit 4(b)(1) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007).
4(b)(2)	Lease dated as of December 17, 2007 between Chamberlin Associates 200 Oyster Point, L.P. and Elan Pharmaceuticals, Inc. (incorporated by reference to Exhibit 4(b)(2) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007).
4(c)(1)	Elan Corporation, plc 1999 Stock Option Plan (2001 Amendment) (incorporated by reference to Exhibit 4(c)(1) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

Exhibit
Number	Description

4(c)(2)	Elan Corporation, plc 1998 Long-Term Incentive Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(2) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).
4(c)(3)	Elan Corporation, plc 1996 Long-Term Incentive Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(3) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).
4(c)(4)	Elan Corporation, plc 1996 Consultant Option Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(4) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).
4(c)(5)	Elan Corporation, plc Employee Equity Purchase Plan (U.S.), (2009 Restatement).
4(c)(6)	Elan Corporation, plc Employee Equity Purchase Plan Irish Sharesave Option Scheme (incorporated by reference to Exhibit 4(c)(6) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004).
4(c)(7)	Elan Corporation, plc Employee Equity Purchase Plan U.K. Sharesave Plan (incorporated by reference to Exhibit 4(c)(8) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005).
4(c)(8)	Elan Corporation, plc 2004 Restricted Stock Unit Plan (incorporated by reference to Exhibit 4(c)(8) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005).
4(c)(9)	Letter Agreement, dated as of June 8, 2009, among Elan Corporation, plc, Jack W. Schuler, Vaughn D. Bryson and Crabtree Partners L.C.C. (incorporated by reference to Exhibit 10.3 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on September 29, 2009).
4(c)(10)	Consulting Agreement, dated as of July 1, 2009, between Dr. Dennis J. Selkoe and Elan Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.4 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on September 29, 2009).
4(c)(11)	Employment Agreement, dated as of December 7, 2005, as amended by Amendment 2008-1 dated as of December 19, 2008, among Elan Pharmaceuticals, Inc., Elan Corporation, plc and G. Kelly Martin. (incorporated by reference to Exhibit 4(c)(11) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008).
4(c)(12)	July 18, 2007 Letter Agreement between Dr. Lars Ekman and Elan Pharmaceuticals, Inc. (incorporated by reference to Exhibit 4(c)(12) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007).
4(c)(13)	Elan Corporation, plc Cash Bonus Plan effective January 1, 2006, and revised as of January 1, 2009. (incorporated by reference to Exhibit 4(c)(13) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008).
4(c)(14)	Elan Corporation, plc Profit Sharing Scheme 2006 (incorporated by reference to Exhibit 4(c)(16) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005).
4(c)(15)	Elan Corporation, plc 2006 Long Term Incentive Plan (2009 Amendment and Restatement). (incorporated by reference to Exhibit 4(c)(15) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008).
4(c)(16)	Letter Agreement dated as of January 1, 2007 between Elan Corporation, plc and Shane Cooke (incorporated by reference to Exhibit 4(c)(17) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006).
4(c)(17)	Form of Deed of Indemnity between Elan Corporation, plc and directors and certain officers of Elan Corporation, plc (incorporated by reference to Exhibit 99.2 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on November 15, 2006).
4(c)(18)	Elan U.S. Severance Plan (incorporated by reference to Exhibit 4(c)(18) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007).
4(c)(19)	Form of Memo Agreement dated May 17, 2007 amending certain outstanding grant agreements for restricted stock units and stock option agreements held by senior officers who are members of the Operating Committee of Elan Corporation, plc. (incorporated by reference to Exhibit 4(c)(19) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007).

Exhibit
Number	Description

4(c)(20)	Form of Restricted Stock Unit Agreement under the Elan Corporation, plc 2006 Long Term Incentive Plan (2009 Amendment and Restatement) for certain senior officers who are members of the Operating Committee of Elan Corporation, plc. (incorporated by reference to Exhibit 4(c)(20) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008).
4(c)(21)	Form of Nonstatutory Stock Option Agreement under the Elan Corporation, plc 2006 Long Term Incentive Plan (2009 Amendment and Restatement) for certain senior officers who are members of the Operating Committee of Elan Corporation, plc. (incorporated by reference to Exhibit 4(c)(21) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008).
4(c)(22)	Form of Nonstatutory Stock Option Agreement under the Elan Corporation, plc 2006 Long Term Incentive Plan (2009 Amendment and Restatement) for new members of the Board of Directors of Elan Corporation, plc. (incorporated by reference to Exhibit 4(c)(22) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008).
4(c)(23)	Form of Nonstatutory Stock Option Agreement under the Elan Corporation, plc 2006 Long Term Incentive Plan (2009 Amendment and Restatement) for members of the Board of Directors of Elan Corporation, plc. (incorporated by reference to Exhibit 4(c)(23) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008).
4(c)(24)	Form of Restricted Stock Unit Agreement under the Elan Corporation, plc 2006 Long Term Incentive Plan (2009 Amendment and Restatement) for non-executive members of the Board of Directors of Elan Corporation, plc. (incorporated by reference to Exhibit 4(c)(24) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008).
4(c)(25)	Employment Agreement dated as of November 26, 2008 and Amendment No. 1 to Employment Agreement, dated as of June 15, 2009 by and among Elan Pharmaceuticals, Inc., Elan Corporation, plc and Dr. Carlos Paya (incorporated by reference to Exhibit 10.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on September 29, 2009).
8.1	Subsidiaries of Elan Corporation, plc.
12.1	Certification of G. Kelly Martin pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Shane Cooke pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of G. Kelly Martin pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Shane Cooke pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Independent Registered Public Accounting Firm, KPMG