Form 20-F
period 2010-12-31
ELAN CORP PLC
filed 2011-02-24
CIK 737572

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2010
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
None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 585,201,576 Ordinary Shares.

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

This Form 20-F contains forward-looking statements about our financial condition, results of operations and estimates, business prospects and products and potential products that involve substantial risks and uncertainties. These statements can be identified by the fact that they use words such as “anticipate,” “estimate,” “project,” “target,” “intend,” “plan,” “will,” “believe,” “expect” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: (1) Any negative developments relating to Tysabri® (natalizumab), such as safety or efficacy issues (including deaths and cases of progressive multifocal leukoencephalopathy (PML)), the introduction or greater acceptance of competing products, including biosimilars, or adverse regulatory or legislative developments may reduce our revenues and adversely affect our results of operations; (2) the potential for the successful development and commercialization of additional products; (3) the effects of settlement with the U.S. government relating to marketing practices with respect to our former Zonegran® (zonisamide) product, which will require us to pay $203.5 million in fines and to take other actions that could have a material adverse effect on Elan; (4) our ability to maintain financial flexibility and sufficient cash, cash equivalents, and investments and other assets capable of being monetized to meet our liquidity requirements; (5) whether restrictive covenants in our debt obligations will adversely affect us; (6) our dependence on Johnson & Johnson and Pfizer Inc. (Pfizer) for the development and potential commercialization, and the funding potentially required from us for such development and potential commercialization, of bapineuzumab and any other potential products in the Alzheimer’s Immunotherapy Program (AIP); (7) the success of our research and development (R&D) activities and R&D activities in which we retain an interest, including, in particular, whether the Phase 3 clinical trials for bapineuzumab (AAB-001) are successful, and the speed with which regulatory authorizations and product launches may be achieved; (8) Johnson & Johnson is our largest shareholder with an 18.4% interest in our outstanding ordinary shares and is largely in control of our remaining interest in the AIP, Johnson & Johnson’s interest in Elan and the AIP may discourage others from seeking to work with or acquire us; (9) competitive developments, including the introduction of generic or biosimilar competition following the loss of patent protection or marketing exclusivity for a product; in particular several of the products from which we derive manufacturing or royalty revenues are under patent challenge by potential generic competitors; (10) our ability to protect our patents and other intellectual property; (11) difficulties or delays in manufacturing Tysabri (we are dependent on Biogen Idec, Inc. (Biogen Idec) for the manufacture of Tysabri); (12) pricing pressures and uncertainties regarding healthcare reimbursement and reform; (13) failure to comply with anti-kickback, bribery and false claims laws in the United States and elsewhere; (14) extensive government regulation; (15) risks from potential environmental liabilities;

(16) failure to comply with our reporting and payment obligations under Medicaid or other government programs; (17) legislation affecting pharmaceutical pricing and reimbursement, both in the United States and Europe; (18) exposure to product liability risks; (19) an adverse effect that could result from the putative class action lawsuits alleging we disseminated false and misleading statements related to bapineuzumab and the outcome of our other pending or future litigation; (20) the volatility of our stock price; (21) some of our agreements that may discourage or prevent others from acquiring us; (22) governmental laws and regulations affecting domestic and foreign operations, including tax obligations; (23) general changes in U.S. generally accepted accounting principles and IFRS; and (24) the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. We assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law.

Part I

Item 1.	Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2.	Offer Statistics and Expected Timetable.

Not applicable.

Item 3.	Key Information.

A.	Selected Financial Data

The selected financial data set forth below, (in millions, except per share data), is derived from our Consolidated Financial Statements and should be read in conjunction with, and is qualified by reference to, Item 5. “Operating and Financial Review and Prospects” and our Consolidated Financial Statements and related notes thereto.

Years Ended December 31,	2010		2009		2008		2007		2006

Statement of Operations Data:
Total revenue	$1,169.7		$1,113.0		$1,000.2		$759.4		$560.4
Operating income/(loss)	$(188.6	)(1)	$31.9	(2)	$(143.5	)(3)	$(265.3	)(4)	$(166.4	)(5)
Net loss	$(324.7	)(6)	$(176.2	)(7)	$(71.0	)(8)	$(405.0	)(9)	$(267.3	)(5)
Basic and diluted loss per Ordinary Share(10)	$(0.56)		$(0.35)		$(0.15)		$(0.86)		$(0.62)
Other Financial Data:
Adjusted EBITDA(11)	$166.5		$96.3		$4.3		$(30.4)		$(91.1)

At December 31,	2010		2009		2008	2007	2006

Balance Sheet Data:
Cash and cash equivalents	$422.5		$836.5		$375.3	$423.5	$1,510.6
Restricted cash — current and non-current	$223.1		$31.7		$35.2	$29.6	$23.2
Investment securities — current	$2.0		$7.1		$30.5	$277.6	$13.2
Total assets	$2,017.5		$2,337.8		$1,867.6	$1,780.8	$2,746.3
Debt	$1,270.4	(12)	$1,532.1	(13)	$1,765.0	$1,765.0	$2,378.2
Total shareholders’ equity/(deficit)	$194.3		$494.2		$(232.2)	$(234.7)	$85.1
Weighted-average number of shares outstanding — basic and diluted	584.9		506.8		473.5	468.3	433.3

(1)	After a settlement reserve charge of $206.3 million; other net charges of $56.3 million, primarily relating to severance, restructuring and other costs of $19.6 million, facilities and other asset impairment charges of $16.7 million, net loss on divestment of the Prialt business of $1.5 million, a legal settlement of $12.5 million, net acquired in-process research and development costs of $6.0 million; and after a net gain on divestment of business of $1.0 million.

(2)	After a net gain on divestment of business of $108.7 million; and after other net charges of $67.3 million, primarily relating to intangible asset impairment charges of $30.6 million, severance, restructuring and other costs of $29.0 million, facilities and other asset impairment charges of $16.1 million, acquired in-process research and development costs of $5.0 million, reduced by net legal awards of $13.4 million.

(3)	After other net charges of $34.2 million, primarily relating to severance, restructuring and other costs of $21.2 million, the write-off of deferred transaction costs of $7.5 million, a legal settlement of $4.7 million and facilities and other asset impairment charges of $0.8 million.

(4)	After other net charges of $84.6 million, primarily relating to a $52.2 million impairment of the Maxipime and Azactam intangible assets and net severance and restructuring costs of $32.4 million.

(5)	After other net gains of $20.3 million, primarily relating to an arbitration award of $49.8 million, offset by acquired in-process research and development costs of $22.0 million and severance, restructuring and other costs of $7.5 million; and after a $43.1 million net gain on sale of products and businesses.

(6)	After a settlement reserve charge of $206.3 million; other net charges of $56.3 million, primarily relating to severance, restructuring and other costs of $19.6 million, facilities and other asset impairment charges of $16.7 million, net loss on divestment of the Prialt business of $1.5 million, a legal settlement of $12.5 million, net acquired in-process research and development costs of $6.0 million; after a net gain on divestment of business of $1.0 million; after a net loss on equity method investment of $26.0 million; and after a net charge on debt retirement of $3.0 million.

(7)	After a net gain on divestment of business of $108.7 million; after other net charges of $67.3 million, primarily relating to intangible asset impairment charges of $30.6 million, severance, restructuring and other costs of $29.0 million, facilities and other asset impairment charges of $16.1 million, acquired in-process research and development costs of $5.0 million, reduced by net legal awards of $13.4 million; and after a net charge on debt retirement of $24.4 million.

(8)	After other net charges of $34.2 million, primarily relating to severance, restructuring and other costs of $21.2 million, the write-off of deferred transaction costs of $7.5 million, a legal settlement of $4.7 million, facilities and other asset impairment charges of $0.8 million; and after a tax credit of $236.6 million, which resulted from the release of a deferred tax asset valuation allowance.

(9)	After other net charges of $84.6 million, primarily relating to a $52.2 million impairment of the Maxipime and Azactam intangible assets and net severance and restructuring costs of $32.4 million; and after an $18.8 million net charge on debt retirement.

(10)	Basic and diluted net loss per ordinary share is based on the weighted-average number of outstanding Ordinary Shares and the effect of potential dilutive securities including stock options, Restricted Stock Units, warrants and convertible debt securities, unless anti-dilutive.

(11)	Refer to page 53 for a reconciliation of Adjusted EBITDA to net loss and our reasons for presenting this non-GAAP measure.

(12)	Net of unamortized original issue discount of $14.6 million.

(13)	Net of unamortized original issue discount of $7.9 million.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We are substantially dependent on revenues from Tysabri.

Our current and future revenues depend upon continued sales of our only marketed product Tysabri, which represented approximately 73% of our total revenues during 2010. Although we continue to discover and develop additional products for commercial introduction, we may be substantially dependent on sales from Tysabri for many years. Any negative developments relating to Tysabri, such as safety or efficacy issues, the introduction or greater acceptance of competing products, including biosimilars, or adverse regulatory or legislative developments may reduce our revenues and adversely affect our results of operations. New competing products for use in multiple sclerosis (MS) are beginning to enter the market and if they have a similar or more attractive profile in terms of efficacy, convenience or safety, future sales of Tysabri could be limited, which would reduce our revenues.

Tysabri’s sales growth cannot be certain given the significant restrictions on use and the significant safety warnings in the label, including the risk of developing PML, a serious brain infection. The risk of developing PML increases with prior immunosuppressant use, which may cause patients who have previously received immunosuppressants or their physicians to refrain from using or prescribing Tysabri. The risk of developing PML also increases with longer treatment duration, with limited experience beyond four years. This may cause prescribing physicians or patients to suspend treatment with Tysabri. Increased incidences of PML could limit sales growth, prompt regulatory review, require significant changes to the label or result in market withdrawal. Additional regulatory restrictions on the use of Tysabri or safety-related label changes, including enhanced risk management programs, whether as a result of additional cases of PML or otherwise, may significantly reduce expected revenues and require significant expense and management time to address the associated legal and regulatory issues. In addition, ongoing or future clinical trials involving Tysabri and efforts at stratifying patients into groups with lower or higher risk for developing PML, including evaluating the potential clinical utility of a JC virus (JCV) antibody assay, may have an adverse impact on prescribing behavior and reduce sales of Tysabri.

Our long-term success depends upon the successful development and commercialization of other product candidates.

Our long-term viability and growth will depend upon the successful discovery, development and commercialization of other products from our R&D activities, including bapineuzumab, which is being developed by Johnson & Johnson and Pfizer and in which we retain an approximate 25% economic interest. Product development and commercialization are very expensive and involve a high degree of risk. Only a small number of R&D programs result in the commercialization of a product. Success in preclinical work or early stage clinical trials does not ensure that later stage or larger scale clinical trials will be successful. Even if later stage clinical trials are successful, product candidates may not receive marketing approval if regulatory authorities disagree with our view of the data or require additional studies.

We settled with the U.S. government with respect to its investigation of the marketing practices concerning our former Zonegran product which will require us to pay $203.5 million in criminal and civil fines and penalties and take other actions that could have a material adverse effect on us.

In December 2010, we finalized the agreement-in-principle with the U.S. Attorney’s Office for the District of Massachusetts to resolve all aspects of the U.S. Department of Justice’s investigation of sales and marketing practices for Zonegran, an antiepileptic prescription medicine that we divested in 2004. We will pay $203.5 million pursuant to the terms of a global settlement of all U.S. federal and related state Medicaid claims. In addition, we agreed to plead guilty to a misdemeanor violation of the U.S. Federal Food Drug & Cosmetic Act (FD&C Act) and entered into a Corporate Integrity Agreement with the Office of Inspector General of the Department of Health and Human Services to promote our compliance with the requirements of U.S. federal healthcare programs and the Food and Drug Administration (FDA). If we materially fail to comply with the requirements of U.S. federal healthcare programs or the FDA, or otherwise materially breach the terms of the Corporate Integrity Agreement, such as by a material breach of the compliance program or reporting obligations of the Corporate Integrity Agreement, severe sanctions could be imposed upon us. This resolution of the Zonegran investigation could give rise to other investigations or litigation by state government entities or private parties.

We have substantial cash needs and we may not be successful in generating or otherwise obtaining the funds necessary to meet our cash needs.

As of December 31, 2010, we had $1,285.0 million of debt falling due in December 2013 ($460.0 million) and October 2016 ($825.0 million). At such date, we had total cash and cash equivalents, restricted cash and cash equivalents, and investments of $453.3 million, excluding an additional $203.7 million held in an escrow account in relation to the Zonegran settlement. Our substantial indebtedness could have important consequences to us. For example, it does or could:

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

On September 17, 2009, Janssen Alzheimer Immunotherapy (Janssen AI), a newly formed subsidiary of Johnson & Johnson, completed the acquisition of substantially all of our assets and rights related to the AIP. In addition, Johnson & Johnson, through its affiliate Janssen Pharmaceutical, invested $885.0 million in exchange for newly issued American Depositary Receipts (ADRs) of Elan, representing 18.4% of our outstanding Ordinary Shares at the time. Johnson & Johnson also committed to fund up to $500.0 million towards the further development and commercialization of AIP to the extent the funding is required by the collaboration. As of December 31, 2010, the remaining balance of the Johnson & Johnson $500.0 million funding commitment was $272.0 million (2009: $451.0 million), which reflects the $179.0 million utilized in 2010 (2009: $49.0 million). Any required additional expenditures in respect of Janssen AI’s obligations under the AIP collaboration in excess of the initial $500.0 million funding commitment will be funded by Elan and Johnson & Johnson in proportion to their respective shareholdings up to a maximum additional commitment of $400.0 million in total. Based on current spend levels, we anticipate that we may be called upon to provide funding to Janssen AI commencing in 2012. In the event that further funding is required beyond the $400.0 million, such funding will be on terms determined by the board of Janssen AI, with Johnson & Johnson and Elan having a right of first offer to provide additional funding. In the event that either an AIP product reaches market and Janssen AI is in a positive operating cash flow position, or the AIP is terminated before the initial $500.0 million funding commitment has been spent, Johnson & Johnson is not required to contribute the full $500.0 million. We refer to these transactions as the “Johnson & Johnson Transaction” in this Form 20-F.

The Johnson & Johnson Transaction resulted in the assignment of our AIP collaboration agreement with Wyeth (which has been acquired by Pfizer) and associated business, which primarily constituted intellectual property, to Janssen AI. While we have a 49.9% interest in Janssen AI, Johnson & Johnson exercises effective control over Janssen AI and consequently over our share of the AIP collaboration. Our financial interest in the AIP collaboration has been reduced from approximately 50% to approximately 25%. The success of the

AIP collaboration will be dependent, in part, on the efforts of Johnson & Johnson. The interests of Johnson & Johnson may not be aligned with our interests. The failure of Johnson & Johnson to pursue the development and commercialization of AIP products in the same manner we would have pursued such development and commercialization could materially and adversely affect us.

Future returns from the Johnson & Johnson transaction are dependent, in part, on the successful development and commercialization of bapineuzumab and other potential AIP products.

Under the terms of the Johnson & Johnson Transaction we are entitled to receive 49.9% of Janssen AI’s future profits and certain royalty payments from Janssen AI in respect of sales of bapineuzumab and other potential AIP products. Royalties will generally only arise after Johnson & Johnson has earned profits from the AIP equal to Johnson & Johnson’s (up to) $500.0 million investment. Any such payments are dependent on the future commercial success of bapineuzumab and other potential AIP products. If no drug is successfully developed and commercialized, we may not receive any profit or royalty payments from Janssen AI.

Our industry is highly competitive.

Our principal pharmaceutical competitors consist of major international companies, many of which are larger and have greater financial resources, technical staff, manufacturing, R&D and marketing capabilities than us. We also compete with smaller research companies and generic and biosimilar drug manufacturers. In addition, our collaborator on Tysabri, Biogen Idec, markets a competing MS therapy, Avonex®.

A drug may be subject to competition from alternative therapies during the period of patent protection or regulatory exclusivity and, thereafter, it may be subject to further competition from generic or biosimilar products. The price of pharmaceutical products typically declines as competition increases. Tysabri sales may be very sensitive to additional new competing products (in particular, from oral therapies approved or filed for U.S. and European approvals or under development). If these products have a similar or more attractive overall profile in terms of efficacy, convenience and safety, future sales of Tysabri could be limited.

Generic competitors have challenged existing patent protection for several of the products from which we earn manufacturing or royalty revenue. If these challenges are successful, our manufacturing and royalty revenue will be materially and adversely affected.

Generic and biosimilar competitors do not have to bear the same level of R&D and other expenses associated with bringing a new branded product to market. As a result, they can charge less for a competing version of a product. Managed care organizations (MCOs) typically favor generics over brand name drugs, and governments encourage, or under some circumstances mandate, the use of generic products, thereby reducing the sales of branded products that are no longer patent protected. Governmental and other pressures toward the dispensing of generic or biosimilar products may rapidly and significantly reduce, or slow the growth in, the sales and profitability of any products not protected by patents or regulatory exclusivity and may adversely affect our future results and financial condition. The launch of competitive products, including generic or biosimilar versions of products, has had and may have a material and adverse effect on our revenues and results of operations.

Our competitive position depends, in part, upon our continuing ability to discover, acquire and develop innovative, cost-effective new products, as well as new indications and product improvements protected by patents and other intellectual property rights. We also compete on the basis of price and product differentiation. If we fail to maintain our competitive position, then our revenues and results of operations may be materially and adversely affected.

If we are unable to secure or enforce patent rights, trade secrets or other intellectual property, then our revenues and potential revenues may be materially reduced.

Because of the significant time and expense involved in developing new products and obtaining regulatory approvals, it is very important to obtain patent and intellectual property protection for new technologies, products and processes. Our success depends in large part on our continued ability to obtain patents for products and technologies, maintain patent protection for both acquired and developed products, preserve our trade secrets, obtain and preserve other intellectual property such as trademarks and copyrights, and operate without infringing the proprietary rights of third parties.

The degree of patent protection that will be afforded to technologies, products and processes, including ours, in the United States and in other markets is dependent upon the scope of protection decided upon by patent offices, courts and legislatures in these countries. There is no certainty that our existing patents or, if obtained, future patents, will provide us substantial protection or commercial benefit. In addition, there is no assurance that our patent applications or patent applications licensed from third parties will ultimately be granted or that those patents that have been issued or are issued in the future will prevail in any court challenge. Our competitors may also develop products, including generic or biosimilar products, similar to ours using methods and technologies that are beyond the scope of our patent protection, which could adversely affect the sales of our product.

Although we believe that we make reasonable efforts to protect our intellectual property rights and to ensure that our proprietary technology does not infringe the rights of other parties, we cannot ascertain the existence of all potentially conflicting claims. Therefore, there is a risk that third parties may make claims of infringement against our product or technologies. In addition, third parties may be able to obtain patents that prevent the sale of our product or require us to obtain a license and pay significant fees or royalties in order to continue selling our product.

There has been, and we expect there will continue to be, significant litigation in the industry regarding patents and other intellectual property rights. Litigation and other proceedings concerning patents and other intellectual property rights in which we are involved have been and will continue to be protracted and expensive and could be distracting to our management. Our competitors may sue us or our collaborators as a means of delaying the introduction of products, or to extract royalties against our marketed product Tysabri. Any litigation, including any interference proceedings to determine priority of inventions, oppositions to patents or litigation against our licensors, may be costly and time consuming and could adversely affect us. In addition, litigation has been and may be instituted to determine the validity, scope or non-infringement of patent rights claimed by third parties to be pertinent to the manufacturing, use or sale of our or their products. The outcome of any such litigation could adversely affect the validity and scope of our patents or other intellectual property rights, hinder, delay or prevent the marketing and sale of our product and cost us substantial sums of money.

If there are significant delays in the manufacture or supply of Tysabri or in the supply of raw materials for Tysabri, then sales of Tysabri could be materially and adversely affected.

We do not manufacture Tysabri. Our dependence upon Biogen Idec for the manufacture of Tysabri may result in unforeseen delays or other problems beyond our control. For example, if Biogen Idec is not in compliance with current good manufacturing practices (cGMP) or other applicable regulatory requirements, then the supply of Tysabri could be materially and adversely affected. If Biogen Idec experiences delays or difficulties in producing Tysabri, then sales of Tysabri could be materially and adversely affected. Biogen Idec requires supplies of raw materials for the manufacture of Tysabri. Biogen Idec does not have dual sourcing of all required raw materials. The inability to obtain sufficient quantities of required raw materials could materially and adversely affect the supply of Tysabri.

We are subject to pricing pressures and uncertainties regarding healthcare reimbursement and reform.

In the United States, many pharmaceutical products and biologics are subject to increasing pricing pressures. Our ability to commercialize products successfully depends, in part, upon the extent to which healthcare providers are reimbursed by third-party payers, such as governmental agencies, including the Centers for Medicare and Medicaid Services, private health insurers and other organizations, such as health maintenance organizations (HMOs), for the cost of such products and related treatments. In addition, if healthcare providers do not view current or future Medicare reimbursements for our products favorably, then they may not prescribe our products. Third party payers are increasingly challenging the pricing of pharmaceutical products by, among other things, limiting the pharmaceutical products that are on their formulary lists. As a result, competition among pharmaceutical companies to place their products on these formulary lists has reduced product prices. If reasonable reimbursement for our products is unavailable or if significant downward pricing pressures in the industry occur, then we could be materially and adversely affected.

The Obama Administration and the Congress in the United States have significantly changed U.S. healthcare law and regulation, which may change the manner by which drugs and biologics are developed, marketed and purchased. In addition, MCOs, HMOs, preferred provider organizations, institutions and other government agencies continue to seek price discounts. Further, some states in the United States have proposed and some other states have adopted various programs to control prices for their seniors’ and low-income drug programs, including price or patient reimbursement constraints, restrictions on access to certain products, importation from other countries, such as Canada, and bulk purchasing of drugs.

We encounter similar regulatory and legislative issues in most other countries. In the European Union and some other international markets, the government provides healthcare at low direct cost to consumers and regulates pharmaceutical prices or patient reimbursement levels to control costs for the government-sponsored healthcare system. This price regulation leads to inconsistent prices and some third-party trade from markets with lower prices. Such trade-exploiting price differences between countries could undermine our sales in markets with higher prices.

The pharmaceutical industry is subject to anti-kickback, bribery and false claims laws in the United States and elsewhere.

In addition to the FDA restrictions on marketing of pharmaceutical products, several other types of state and federal laws have been applied to restrict some marketing practices in the pharmaceutical industry in recent years. These laws include anti-kickback, bribery and false claims statutes. The federal healthcare program anti-kickback statute prohibits, among other things, knowingly and wilfully offering, paying, soliciting, or receiving remuneration to induce or in return for, purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand, and prescribers, purchasers and formulary managers on the other. Although there are a number of statutory exemptions and regulatory safe harbors protecting some common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Our practices may not in all cases meet all of the criteria for safe harbor protection from anti-kickback liability.

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to get a false claim paid. In recent years, many pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Additionally, we and other pharmaceutical companies have settled charges under the federal False Claims Act, and related state laws, relating to off-label promotion. We are now operating under a Corporate Integrity Agreement with the Office of Inspector General of the U.S. Department of Health and Human Services to promote our compliance with the requirements of U.S. federal healthcare programs and the FDA. If we materially fail to comply with the requirements of U.S. federal healthcare programs or the FDA, or otherwise materially breach the terms of the Corporate Integrity Agreement, such as by a material breach of the compliance program or reporting obligations of the Corporate Integrity Agreement, severe sanctions could be imposed upon us. The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items, and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payer. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programs, criminal fines, and imprisonment.

In addition, our international operations are subject to regulation under U.S. law. For example, the Foreign Corrupt Practices Act (FCPA) prohibits U.S. companies and their representatives from offering, promising, authorizing or making payments to foreign officials for the purpose of obtaining or retaining business abroad. In many countries, the healthcare professionals we interact with may meet the definition of a foreign government official for purposes of the FCPA. Failure to comply with domestic or foreign laws could result in various adverse consequences, including possible delay in approval or refusal to approve a product, recalls, seizures, withdrawal of an approved product from the market, the imposition of civil or criminal sanctions and the prosecution of executives overseeing our international operations.

We are subject to extensive government regulation, which may adversely affect our ability to bring new products to market and may adversely affect our ability to manufacture and market our existing products.

The pharmaceutical industry is subject to significant regulation by state, local, national and international governmental regulatory authorities. In the United States, the FDA, and in the European Union, the European Medicines Agency (EMA) regulate the design, development, preclinical and clinical testing, manufacturing, labeling, storing, distribution, import, export, record keeping, reporting, marketing and promotion of our pharmaceutical products, which include drugs, biologics and medical devices. Failure to comply with regulatory requirements at any stage during the regulatory process could result in, among other things, delays in the approval of applications or supplements to approved applications, refusal of a regulatory authority to review pending market approval applications or supplements to approved applications, warning letters, fines, import or export restrictions, product recalls or seizures, injunctions, total or partial suspension of production, civil penalties, withdrawals of previously approved marketing applications or licenses, recommendations by the FDA or other regulatory authorities against governmental contracts, and criminal prosecutions.

We must obtain and maintain approval for products from regulatory authorities before such products may be sold in a particular jurisdiction. The submission of an application to a regulatory authority with respect to a product does not guarantee that approval to market the product will be granted. Each authority generally imposes its own requirements and may delay or refuse to grant approval, even though a product has been approved in another country. In our principal markets, including the United States, the approval process for a new product is complex, lengthy, expensive and subject to unanticipated delays. We cannot be sure when or whether approvals from regulatory authorities will be received or that the terms of any approval will not impose significant limitations that could negatively impact the potential profitability of the approved product. Even after a product is approved, it may be subject to regulatory action based on newly discovered facts about the safety and efficacy of the product, on any activities that regulatory authorities consider to be improper or as a result of changes in regulatory policy. Regulatory action may have a material adverse effect on the marketing of a product, require changes in the product’s labeling or even lead to the withdrawal of the regulatory marketing approval of the product.

All facilities and manufacturing techniques used for the manufacture of products and devices for clinical use or for sale in the United States must be operated in conformity with cGMPs, the FDA’s regulations governing the production of pharmaceutical products. There are comparable regulations in other countries, including by the EMA for the European Union. Any finding by the FDA, the EMA or other regulatory authority that we are not in substantial compliance with cGMP regulations or that we or our employees have engaged in activities in violation of these regulations could interfere with the continued manufacture and distribution of the affected products, up to the entire output of such products, and, in some cases, might also require the recall of previously distributed products. Any such finding by the FDA, the EMA or other regulatory agency could also affect our ability to obtain new approvals until such issues are resolved. The FDA, the EMA and other regulatory authorities conduct scheduled periodic regulatory inspections of our facilities to ensure compliance with cGMP regulations. Any determination by the FDA, the EMA or other regulatory authority that we, or one of our suppliers, are not in substantial compliance with these regulations or are otherwise engaged in improper or illegal activities could result in substantial fines and other penalties and could cut off our product supply.

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

As a condition of reimbursement under Medicaid, we participate in the U.S. federal Medicaid rebate program, as well as several state rebate programs. Under the federal and state Medicaid rebate programs, we pay a rebate to each state for a product that is reimbursed by those programs. The amount of the rebate for each unit of product is set by law, based on reported pricing data. The rebate amount may also include a penalty if our prices increase faster than the rate of inflation.

For manufacturers of single-source, innovator and non-innovator multiple-source products, rebate calculations vary among products and programs. The calculations are complex and, in some respects, subject to interpretation by governmental or regulatory agencies, the courts and us. The Medicaid rebate amount is computed each quarter based on our pricing data submission to the Centers for Medicare and Medicaid Services at the U.S. Department of Health and Human Services. The terms of our participation in the program impose an obligation to correct the prices reported in previous quarters, as may be necessary. Any such corrections could result in an overage or shortfall in our rebate liability for past quarters (up to 12 past quarters), depending on the direction of the correction. Governmental agencies may also make changes in program interpretations, requirements or conditions of participation, some of which may have implications for amounts previously estimated or paid.

U.S. federal law requires that any company that participates in the federal Medicaid rebate program extend comparable discounts to qualified purchasers under the Public Health Service’s (PHS) pharmaceutical pricing program. This pricing program extends discounts comparable to the Medicaid net price to a variety of community health clinics and other entities that receive health services grants from the PHS, as well as outpatient utilization at hospitals that serve a disproportionate share of poor patients.

Additionally, each calendar quarter, we calculate and report an Average Sales Price (ASP) for Tysabri, which is covered by Medicare Part B (primarily injectable or infused products). We submit ASP information for Tysabri within 30 days of the end of each calendar quarter. This information is then used to set reimbursement levels to reimburse Part B providers for the drugs and biologicals dispensed to Medicare Part B participants. Furthermore, pursuant to the Veterans Health Care Act, a Non-Federal Average Manufacturer Price is calculated each quarter and a Federal Ceiling Price is calculated each year for Tysabri. These prices are used to set pricing for purchases by the military arm of the government. These price reporting obligations are complicated and often involve decisions regarding issues for which there is no clear-cut guidance from the government. Failure to submit correct pricing data can subject us to material civil, administrative and criminal penalties.

We are subject to continuing potential product liability risks, which could cost us material amounts of money.

Risks relating to product liability claims are inherent in the development, manufacturing and marketing of products. Any person who is injured while using our product, or products that we are responsible for, may have a product liability claim against us. Since we distribute a product to a wide number of end users, the risk of such claims could be material. Persons who participate in our clinical trials may also bring product liability claims. We are a defendant in product liability actions related to products that Elan marketed.

Excluding any self-insured arrangements, we do not maintain product liability insurance for the first $10.0 million of aggregate claims, but do maintain coverage with our insurers for the next $190.0 million. Our insurance coverage may not be sufficient to cover fully all potential claims, nor can we guarantee the solvency of any of our insurers.

If our claims experience results in higher rates, or if product liability insurance otherwise becomes costlier because of general economic, market or industry conditions, then we may not be able to maintain product liability coverage on acceptable terms. If sales of our product increase materially, or if we add significant products to our portfolio, then we will require increased coverage and may not be able to secure such coverage at reasonable rates or terms.

We and some of our officers and directors have been named as defendants in putative class actions; an adverse outcome in the class actions could result in a substantial judgment against us.

We and some of our officers and directors have been named as defendants in five putative class action lawsuits filed in the U.S. District Court for the Southern District of New York in 2008. The cases have been consolidated. The plaintiffs’ Consolidated Amended Complaint was filed on August 17, 2009, and alleges claims under the U.S. federal securities laws and seeks damages on behalf of all purchasers of our stock during periods ranging between May 21, 2007 and October 21, 2008. The complaints allege that we issued false and misleading public statements concerning the safety and efficacy of bapineuzumab. We have filed a Motion to Dismiss the Consolidated Amended Complaint. In July 2010, a second securities case was filed in the U.S. District Court for the Southern District of New York, as a “related case” to the existing 2008 matter, by purchasers of Elan call options during the period of June and July 2008. Adverse results in these lawsuits or in any litigation to which we are a party could have a material adverse affect on us.

Our sales and operations are subject to the risks of fluctuations in currency exchange rates.

A substantial portion of our operations are in Ireland and three of the major markets for Tysabri are Germany, France and Italy. As a result, changes in the exchange rate between the U.S. dollar and the euro can have significant effects on our results of operations.

Provisions of agreements to which we are a party may discourage or prevent a third party from acquiring us and could prevent our shareholders from receiving a premium for their shares.

We are a party to agreements that may discourage a takeover attempt that might be viewed as beneficial to our shareholders who wish to receive a premium for their shares from a potential bidder. For example:

•	Our collaboration agreement with Biogen Idec provides Biogen Idec with an option to buy the rights to Tysabri in the event that we undergo a change of control, which may limit our attractiveness to potential acquirers;

•	Johnson & Johnson is our largest shareholder and is largely in control of our share of the AIP; however, Johnson & Johnson and its affiliates are subject to a standstill agreement until September 17, 2014, pursuant to which, subject to limited exceptions, they will not be permitted to acquire additional shares in Elan or take other actions to acquire control of Elan;

•	The Corporate Integrity Agreement that we entered into with the U.S. government with respect to the settlement of the Zonegran matter contains provisions that may require any acquirer to assume the obligations imposed by the Corporate Integrity Agreement, which may limit our attractiveness to a potential acquirer; and

•	Under the terms of indentures governing much of our debt, any acquirer would be required to make an offer to repurchase the debt for cash in connection with some change of control events.

Item 4.	Information on the Company.

A.	History and Development of the Company

Elan Corporation, plc, an Irish public limited company, is a neuroscience-based biotechnology company, listed on the Irish and New York Stock Exchanges, and headquartered in Dublin, Ireland. Elan was incorporated as a private limited company in Ireland in December 1969 and became a public limited company in January 1984. Our registered office and principal executive offices are located at Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland (Telephone: 011-353-1-709-4000).

Elan is focused on discovering and developing advanced therapies in neurodegenerative and autoimmune diseases, and in realizing the potential of our scientific discoveries and drug delivery technologies to benefit patients and shareholders. As of December 31, 2010, we employed over 1,200 people and our principal R&D and manufacturing facilities are located in Ireland and the United States.

We have two business units: BioNeurology, focused primarily on neurodegenerative diseases, and Elan Drug Technologies (EDT), a leading drug delivery business. Tysabri, a treatment for MS and Crohn’s disease that we market in collaboration with Biogen Idec, had over $1.2 billion in global in-market sales in 2010. Almost all of these sales were in relation to the MS indication.

B.	Business Overview

Our two principal business areas are BioNeurology and EDT.

BIONEUROLOGY

Elan’s BioNeurology business focuses on neurodegenerative diseases, such as Alzheimer’s disease and Parkinson’s disease; autoimmune diseases, including MS and Crohn’s disease and on neo-epitope based targets for treatments across a broad range of therapeutic indications. The following provides information on our key products and initiatives.

Tysabri

Tysabri, which is co-marketed by us and Biogen Idec, is approved in major markets including the United States, the European Union, Switzerland, Canada and Australia. In the United States, it is approved for relapsing forms of MS and in the European Union for relapsing-remitting MS.

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

For 2010, Tysabri global in-market net sales increased by 16% to $1,230.0 million from $1,059.2 million for 2009. As of the end of December 2010, approximately 56,600 patients were on therapy worldwide, including approximately 27,600 commercial patients in the United States and approximately 28,400 commercial patients in the rest of world (ROW).

Tysabri increases the risk of PML, an opportunistic viral infection of the brain caused by the JCV, that can lead to death or severe disability. The risk of PML increases with longer treatment duration and in patients treated with an immunosuppressant prior to receiving Tysabri; these risks appear to be independent of each other. Data beyond four years are limited.

In the United States, Europe and the ROW, provisions are in place to inform patients of the risks associated with Tysabri therapy, including PML, and to enhance collection of post-marketing data on the safety and utilization of Tysabri for MS.

A number of diagnostic tools have been considered to potentially identify patients exposed to the JCV and who may be at a higher or lower risk of developing PML. With Biogen Idec, we are developing a two-step enzyme-linked immunosorbent assay (ELISA) to detect anti-JCV antibodies in the sera of patients. A preliminary analysis of this antibody assay was published in the journal Annals of Neurology in August 2010 and validation of the clinical utility of the assay as a risk-stratification tool continues. We believe that consideration of a patient’s anti-JCV antibody status, together with his or her duration of treatment and prior treatments, can provide useful information to a patient and his or her clinician regarding the patient’s risk of developing PML. We aim to provide information regarding the relative risk of developing PML to Tysabri patients, which should allow for more informed risk-benefit analyses by patients and clinicians.

In December 2010, Elan and Biogen Idec submitted a supplemental Biologics License Application (sBLA) to the FDA and a Type II Variation to the EMA to request review and approval to update the respective Tysabri Prescribing Information and Summary of Product Characteristics. The companies are proposing updated product labeling to include anti-JCV antibody status as one potential factor to help stratify the risk of PML in the Tysabri-treated population.

On January 21, 2010, the EMA finalized a review of Tysabri and the risk of PML. The EMA’s Committee for Medicinal Products for Human Use (CHMP) concluded that the risk of developing PML increases after two years of use of Tysabri, although this risk remains low; however, we believe the benefits of Tysabri continue to outweigh its risks for patients with highly active relapsing-remitting MS, for whom there are few treatment options available.

We have initiated the five year renewal process for Tysabri’s marketing authorization in the European Union (E.U.). This marketing authorization review by the EMA, in addition to ongoing label discussions with U.S. regulators, includes assessment of the criteria for confirming PML diagnosis, the number of PML cases, the incidence of PML in Tysabri patients, the risk factors for PML, as well as an overall assessment of Tysabri’s benefit-risk profile. Our interactions with E.U. and U.S. regulators could result in modifications to the respective labels or other restrictions for Tysabri. Upon completion of the assessment of the Tysabri renewal in the European Union, the marketing authorization is expected to be valid for either an unlimited period or for an additional five year term.

We believe the safety data to date continues to support a favorable benefit-risk profile for Tysabri. Information about Tysabri for the treatment of MS, including important safety information, is available at www.Tysabri.com. The contents of this website are not incorporated by reference into this Form 20-F.

We evaluated Tysabri as a treatment for Crohn’s disease in collaboration with Biogen Idec and subsequently launched Tysabri for the treatment of Crohn’s disease in the United States in the first quarter of 2008. Complete information about Tysabri for the treatment of Crohn’s disease, including important safety information, is available at www.Tysabri.com.

Science and Discovery

In late 2010, Elan began implementing an initiative to build the next generation of science and discovery for our BioNeurology business.

As part of this initiative, we are deepening our existing focus on Parkinson’s disease and have established a Parkinson’s disease genetics group. The group’s activities will be guided by human genetics associated with Parkinson’s disease, and it will have as its foundation research into the fundamental pathways of Parkinson’s biology, genetics-based animal models, and structural characterization of genetic targets for drug design. In addition, we have formed an antibody research group, called Neotope, which is focused on creating novel monoclonal antibodies based on neo-epitope targets for the treatment of a broad range of therapeutic indications. Neotope aims to explore specific immunotherapeutic treatment of a number of diseases including Alzheimer’s disease, Parkinson’s disease, amyloid light chain (AL) amyloidosis and diabetes.

We plan to continue to make measured and disciplined investment in our Alzheimer’s disease and MS pipelines and to continue to utilize external collaborations and relationships to enhance our focus on scientific discovery, which is the our key strength.

Alzheimer’s Disease Programs

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

A growing body of scientific data, discovered by researchers at Elan and other organizations, suggest that modulating the beta amyloid cascade may result in treatments for Alzheimer’s disease patients. Elan scientists and others continue to study and advance research in this critical therapeutic area.

Three Approaches to Disrupting the Beta Amyloid Cascade

Our scientists and clinicians have pursued separate therapeutic approaches to disrupting three distinct aspects of the beta amyloid cascade:

•	Preventing aggregation of beta amyloid in the brain (ELND005);

•	Clearing existing beta amyloid from the brain through immunotherapies targeting beta amyloid (AIP, sold to Janssen AI in 2009); and

•	Preventing production of beta amyloid in the brain with secretase inhibitors.

ELND005, an Aβ aggregation inhibitor

In 2006, we entered into an exclusive, worldwide collaboration with Transition Therapeutics Inc. (Transition) for the joint development and commercialization of a novel therapeutic agent for Alzheimer’s disease. The small molecule ELND005 is a beta amyloid anti-aggregation agent that has been granted fast track designation by the FDA.

Preclinical data suggest that ELND005 may act through the mechanism of preventing and reversing the fibrilisation of beta amyloid (the aggregation of beta amyloid into clumps of insoluble oligomers), thus enhancing clearance of amyloid and preventing plaque deposition. Daily oral treatment with this compound has been shown to prevent cognitive decline in a transgenic mouse model of Alzheimer’s disease, with reduced amyloid plaque load in the murine brain and increased life span of these animals.

In June 2010, a Phase 2 clinical study (study AD201) was completed and topline results were announced on August 9, 2010. Study AD201 was a Phase 2 placebo-controlled study in 351 patients with mild to moderate Alzheimer’s disease who received study drug (250mg twice daily; 1,000mg twice daily; 2,000mg twice daily; or placebo) for up to 18 months. The two higher dose groups were discontinued in December 2009. The study did not achieve significance on co-primary outcome measures (neuropsychological test battery (NTB) and Alzheimer’s Disease Cooperative Study-Activities of Daily Living (ADCS-ADL)). The 250mg twice daily dose demonstrated a biological effect on amyloid-beta protein in the cerebrospinal fluid (CSF), in a subgroup of patients who provided CSF samples. This dose achieved targeted drug levels in the CSF previously associated with therapeutic effects in animal models, and showed some effects on clinical endpoints in an exploratory analysis. After reviewing the final safety data with the study’s Independent Safety Monitoring Committee, we concluded that the 250mg twice daily dose has acceptable safety and tolerability. Elan and Transition, after discussions with experts in the field, believe the preponderance of evidence from both biomarker and clinical data, supports further clinical development of ELND005. We are continuing to explore pathways forward for the ELND005 asset.

In December 2010, we modified our Collaboration Agreement with Transition and, in connection with this modification, Transition elected to exercise its opt-out right under the original agreement. Under this amendment, we paid Transition $9.0 million in January 2011. Under the modified Collaboration Agreement, Transition will be eligible to receive a further $11.0 million payment upon the commencement of the next ELND005 clinical trial, and will no longer be eligible to receive a $25.0 million milestone payment that would have been due upon the commencement of a Phase 3 trial for ELND005 under the terms of the original agreement. As a consequence of Transition’s decision to exercise its opt-out right, it will no longer fund the development or commercialization of ELND005 and has relinquished its 30% ownership of ELND005 to us. Consistent with the terms of the original agreement, following its opt-out decision, Transition will be entitled to receive milestone payments of up to $93.0 million (in addition to the $11.0 million described above), along with tiered royalties ranging from high single digit to the mid teens (subject to offsets) based on net sales of ELND005 should the drug receive the necessary regulatory approvals for commercialization.

Beta amyloid immunotherapies (AIP)

Beta amyloid immunotherapy pioneered by our scientists involves the potential treatment of Alzheimer’s disease by inducing or enhancing the body’s immune response in order to clear toxic species of beta amyloid from the brain. In almost a decade of collaboration with Wyeth (which has been acquired by Pfizer), our scientists developed a series of therapeutic monoclonal antibodies and active vaccination approaches that may have the ability to reduce or clear beta amyloid from the brain. These new approaches have the potential to alter the underlying cause of the disease by reducing a key pathway associated with it. The AIP includes bapineuzumab (intravenous and subcutaneous delivery) and ACC-001, as well as other compounds.

Bapineuzumab is an experimental humanized monoclonal antibody delivered intravenously that is being studied as a potential treatment for mild to moderate Alzheimer’s disease. Bapineuzumab is thought to bind to and clear beta amyloid peptide in the brain. It is designed to provide antibodies to beta amyloid directly to the patient (passive immunotherapy), rather than prompting patients to produce their own immune responses (active immunotherapy). Bapineuzumab has received fast-track designation from the FDA, which means that it may receive expedited approval in certain circumstances, in recognition of its potential to address the significant unmet needs of patients with Alzheimer’s disease. The Phase 3 program includes four randomized, double-blind, placebo-controlled studies across two subpopulations (based on ApoE4 genotype) with mild to moderate Alzheimer’s disease, with patients distributed between North America and the ROW. The subcutaneous delivery of bapineuzumab is being tested in Phase 2 trials.

ACC-001, is a novel vaccine intended to induce a highly specific antibody response by the patient’s immune system to beta amyloid (active immunotherapy), and is currently being evaluated in Phase 2 clinical studies. ACC-001 has also been granted fast track designation by the FDA.

As part of the Johnson & Johnson Transaction in September 2009, Janssen AI acquired substantially all of the assets and rights related to our AIP collaboration with Wyeth (which has been acquired by Pfizer). Johnson & Johnson also committed to fund up to $500.0 million towards the further development and commercialization of AIP. In consideration for the transfer of these assets and rights, we received a 49.9% equity interest in Janssen AI. We are entitled to a 49.9% share of the future profits of Janssen AI and certain royalty payments upon the commercialization of products under the AIP collaboration.

Secretase inhibitors

Beta and gamma secretases are proteases, or enzymes that break down other proteins that clip APP and result in the formation of beta amyloid. This finding is significant because if the “clipping” of APP could be prevented, the pathology of Alzheimer’s disease may be changed. We have been at the forefront of research in this area, publishing extensively since 1989, and have developed and are pursuing advanced discovery programs focused on molecular inhibitors of beta and gamma secretases. In 2010 alone, we had ten publications in this area discussing advances on inhibitors of BACE (for Beta-site of APP Cleaving Enzyme) and gamma and their impact on the disease.

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

Our development program for ELND006, a small molecule gamma secretase inhibitor, was halted in October 2010. We continue to concentrate our efforts on gamma secretase inhibitors at earlier stages in our pipeline.

Beta secretase

Beta secretase, sometimes called BACE, is believed to initiate the first step in the formation of beta amyloid, the precursor to plaque development in the brain. Our findings concerning the role beta secretase plays in beta amyloid production, published in Nature in 1999, are considered a landmark discovery. Today, we continue to be at the center of understanding the complexities of beta secretase. Our ongoing drug discovery efforts in this area focus on inhibiting beta secretase and its role in the progression of Alzheimer’s disease pathology.

Parkinson’s Research

We have several early discovery efforts in Parkinson’s disease, guided by our expertise in Alzheimer’s disease. Our scientists are exploring multiple therapeutic strategies to tackle this poorly understood, devastating disease, with specific focus on the analysis of human genetics and pathology to discover mechanisms to prevent disease progression.

Like many other neurodegenerative disorders, Parkinson’s disease involves the formation and accumulation of misfolded proteins in the brain. Alpha-synuclein is a protein genetically linked to Parkinson’s disease — abnormal aggregates of alpha-synuclein, including fibrils and inclusions known as Lewy bodies, occur in degenerating neurons in brain regions controlling movement and can involve other regions of the brain as well. Alterations in alpha-synuclein are believed to play a critical role in Parkinson’s disease.

Our scientists have made significant progress in identifying unusual modified forms of alpha-synuclein in human Parkinson’s disease brain tissue. In 2009, our scientists published research in the Journal of Biological Chemistry about the discovery of an enzyme that may be involved in the modification of alpha-synuclein. In 2010, we continued to characterize this enzyme and made selective inhibitors to test in animal models of the disease. We also made significant progress on understanding other forms of alpha-synuclein, the role that different forms of synuclein can play in normal and abnormal cellular functions, as well as the pathogenicity of alpha-synuclein in animal models of disease.

We are also studying parkin, a protein found in the brain that, like alpha-synuclein, has been genetically linked to Parkinson’s disease. Parkin may be involved in the elimination of misfolded proteins within neurons, and has demonstrated neuroprotective capabilities in cells. Some familial forms of Parkinson’s disease have been linked to mutations in parkin, with more than 50% of early-onset Parkinson’s disease being linked to a loss of parkin protein and function in neurons. In 2010, our scientists found novel ways to modulate the activity of parkin in cells and are in the process of determining how parkin can regulate the disease processes of neurodegeneration.

We are also pursuing other genetic targets associated with Parkinson’s disease and have formed a dedicated research group to focus on this area.

Neotope

Neotope Biosciences Limited, a wholly-owned subsidiary of Elan Corporation, plc, is a discovery enterprise focused on creating novel antibodies based on neo-epitope targets for treatment of a broad range of therapeutic indications, including Alzheimer’s disease, Parkinson’s disease, AL amyloidosis and diabetes.

Why Target Neo-Epitopes to Treat Disease?

Several progressively debilitating diseases with poor treatment options and often fatal prognoses are all caused by the mis-folding and accumulation of disease-specific proteins. These protein accumulations, though each unique and due to a different protein, are often referred to as amyloids. Scientists at Neotope have led efforts to discover and develop antibody-based strategies that target several of these disease-causing amyloids.

Neotope Approachtm

Neotope’s strategy applies our expertise in the generation of novel antibodies that are then screened in specific preclinical disease models to select candidates with therapeutic potential for clinical development. We leverage a global network of collaborators for the relevant disease models and harness their expertise in assessments of preclinical efficacy in the pathway to select and develop antibodies for further human clinical studies. Neotope is working with Boehringer Ingelheim for manufacture of our antibody-based therapeutics in order to accelerate advancement of these programs towards clinical development.

Neotope Targets

Neotope’s lead program in preclinical development is a proprietary antibody for treatment of AL amyloidosis. Neotope’s portfolio of targets includes tau for treatment of Alzheimer’s disease and other tauopathies, alpha-synuclein for treatment of synucleinopathies such as Lewy body dementia or Parkinson’s disease and targets for treatment of type 2-diabetes.

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

Since first publishing the hypothesis concerning the therapeutic potential of blocking alpha 4 integrin in 1992, leading to the development of Tysabri, our scientists have been expanding and refining our understanding of how cells enter tissues. Through this deep understanding, we have developed small molecules that can selectively block particular alpha 4 integrin interactions.

ELND002

We are continuing to develop ELND002, a novel alpha4 integrin inhibitor for the treatment of MS. Phase 1b/2a clinical trials for ELND002 are ongoing in MS patients and the FDA has granted Fast Track status to develop ELND002 for the treatment of Secondary Progressive MS.

ELAN DRUG TECHNOLOGIES — Over 40 Years of Drug Delivery Leadership

EDT develops and manufactures innovative pharmaceutical products that deliver clinically meaningful benefits to patients, using our extensive experience and proprietary drug technologies in collaboration with pharmaceutical companies worldwide.

Throughout its over 40 year history, EDT has been a leader, bringing forth innovative solutions that have addressed real patient needs, with significant benefits across the pharmaceutical industry. Since its founding in Ireland in 1969, EDT has been focused on developing and applying technologies to unsolved drug formulation challenges. Our two principal drug technology platforms are our Oral Controlled Release (OCR) technologies and our Bioavailability Enhancement Platform which includes our NanoCrystal® technology.

Our portfolio includes 25 currently marketed products by EDT licensees and 12 products in clinical development.

Since 2001, 12 products incorporating EDT technologies have been approved and launched in the United States alone. To date, EDT’s drug delivery technologies have been commercialized in 36 products around the world, contributing to annual client sales of more than $3.0 billion.

Key Events

In March 2010, our licensee, Acorda Therapeutics Inc. (Acorda), launched Ampyra® following its approval by the FDA in late January 2010 as a treatment to improve walking in patients with MS. Ampyra is marketed and distributed in the United States by Acorda and if approved outside the United States, where it is called Fampyra® (prolonged-release fampridine tablets), will be marketed and distributed by Biogen Idec, Acorda’s sub-licensee. Ampyra is the first New Drug Application (NDA) approved by the FDA for a product using EDT’s MXDAS® (matrix drug absorption system) technology and is the first medicine approved by the FDA indicated to improve walking speed in people with MS. In January 2010, Biogen Idec announced the submission of a Marketing Authorisation Application (MAA) to the EMA for Fampyra. Biogen Idec also announced that it has filed a New Drug Submission (NDS) with Health Canada. In January 2011, the CHMP of the EMA issued a negative opinion, recommending against approval of Fampyra in the European Union. Biogen Idec intends to appeal this opinion and request a re-examination of the decision by the CHMP. Biogen Idec also received a Notice of Deficiency from Health Canada for its application to sell Fampyra in Canada. EDT has the right to manufacture supplies of Ampyra for the global market at its Athlone, Ireland facility.

In 2010, the hydrocodone ER product (ZX002) from our U.S. licensee, Zogenix Inc (Zogenix) progressed in Phase 3 clinical trials. By the end of 2010, the enrollment of the 12-month safety study (Study 802) was completed and the 12-week double-blind, placebo controlled efficacy study was underway with full enrollment expected in early 2011. Pending positive clinical results, Zogenix expects to submit an NDA to the FDA by early 2012. ZX002 is a novel controlled release formulation of hydrocodone, developed by EDT using our SODAS® technology and is in clinical trials for the treatment of moderate to severe chronic pain in individuals who require around-the-clock opioid therapy for the control of pain.

In October 2010, we launched our new Manufacturing Services business at the world CPhI trade show. This new development offers clients a broad range of services and expertise integrated to one company, builds on over 40 years experience in drug delivery and provides pharmaceutical clients with process design and development expertise, process improvements as well as improved production methods in scale-up and commercial manufacturing.

Other regulatory advances included approvals for new strengths for Focalin XR® (25mg and 35mg) in the United States, Xeplion® (paliperidone palmitate) being filed by Janssen in the European Union and Morphelan® filed in the European Union by Elan.

Advancing Technologies, Improving Medicines

EDT is an established, profitable business unit of Elan that has been applying its skills and knowledge to enhance the performance of dozens of drugs that have subsequently been marketed worldwide. Today, products enabled by EDT technologies are used by more than two million patients each day.

Throughout its 40-plus years in business, EDT has remained committed to using its extensive experience, drug delivery technologies and commercial capabilities to help clients develop innovative products that provide clinically meaningful benefits to patients. Committed to innovation — whether in the products developed, advancing our existing technologies or developing new technologies — EDT has been driven by some of the best scientific talent in the area of drug delivery formulation. We provide a broad range of creative drug formulation approaches, including formulation development, scale-up and manufacturing. Commercialized technologies include those for poorly water-soluble compounds as well as technology platforms for customized oral release. Since 2001, our technologies have been incorporated and subsequently commercialized in 12 products in the United States. With 12 pipeline products in the clinic, multiple preclinical programs and a strong client base, EDT plans to maintain its position as a leading drug delivery company worldwide.

During 2010, EDT generated $274.1 million (2009: $275.9 million; 2008: $301.6 million) in revenue and operating income of $60.8 million in 2010 (2009: $70.5 million; 2008: $85.8 million). EDT generates revenue from two sources: royalties and manufacturing fees from licensed products; and contract revenues relating to R&D services, license fees and milestones.

Revenues for 2010 were impacted by the expected reduced revenues from Skelaxin® and TriCor® 145 as a result of the cessation of, or significantly decreased, promotional efforts by our clients in respect of these products. A generic form of Skelaxin was approved and launched in April 2010. The decrease in revenue from these products was offset by the launch of Ampyra in the United States.

Typically, EDT receives royalties in the single-digit range as well as manufacturing fees based on cost-plus arrangements where appropriate. More recently, EDT has brought product concepts to a later stage of development before out-licensing and as a result will seek to attain an increasing proportion of revenue.

EDT’s Business Strategy

Throughout our 40-plus year history, we have invested in the development of innovative technologies, particularly in OCR platform technologies and technologies for poorly water-soluble compounds. Although revenues declined slightly in 2010, over the medium term we are focused on profitably growing as a drug delivery business, underpinned by our product development capabilities and drug delivery technologies.

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

Marketed Products

Twenty-five (25) products incorporating EDT technologies are currently marketed by EDT licensees. EDT receives royalties and, in some cases, manufacturing fees on these products, which include:

Licensee	Product	Indication

Abbott Laboratories	TriCor 145	Cholesterol reduction
Acorda Therapeutics, Inc.	Zanaflex Capsules®	Muscle spasticity
Acorda Therapeutics, Inc.	Ampyra	Walking disability associated with MS
Janssen	Invega® Sustenna®	Schizophrenia
Jazz Pharmaceuticals Inc.	Luvox CR®	SAD(1) and OCD(2)
King Pharmaceuticals, Inc.	Avinza®	Chronic pain
Merck & Co., Inc.	Emend®	Nausea post chemo
Novartis AG	Focalin XR/Ritalin® LA	ADHD(3)
Par Pharmaceutical Co., Inc.	Megace® ES	Cachexia
Pfizer	Rapamune®	Anti-rejection
Victory Pharma	Naprelan®	NSAID(4) — Pain

(1)	Social Anxiety Disorder

(2)	Obsessive Compulsive Disorder

(3)	Attention Deficit Hyperactivity Disorder

(4)	Non-Steroidal Anti-Inflammatory Drug

EDT PRODUCT PIPELINE

EDT’s pipeline spans a range of therapeutic classes, routes of administration and licensee profiles, as outlined below. In addition, EDT has a large number of projects at the preclinical or formulation development stage.

Validated Platform of Technologies — NanoCrystal Technology and Oral Controlled Release

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

Our NanoCrystal technology is:

•	Proven — Five licensed products have been launched to date, achieving over $1.9 billion annual in-market sales

•	Patent Protected — More than 1,400 patents/patent applications around the NanoCrystal technology in the United States and the ROW. Refer to page 29 for additional information on our NanoCrystal technology patents.

•	Simple, Easy and Effective — Optimized and simplified from 20 years of development behind the technology. It is applicable to all dosage forms and has been manufactured at commercial scale since 2001.

The potential benefits of applying the NanoCrystal technology for existing and new products include:

•	Enhancing oral bioavailability;

•	Increased therapeutic effectiveness;

•	Reducing/eliminating fed/fasted variability;

•	Optimizing delivery; and

•	Increased absorption.

EDT’s NanoCrystal technology has now been incorporated into five licensed and commercialized products, with more than 30 other compounds at various stages of development.

Oral Controlled Release Technology Platform

OCR technologies provide significant benefits in developing innovative products that may provide meaningful clinical benefits to patients. EDT has developed a range of OCR technologies, which it applies to help overcome many of the technical difficulties that have been encountered in developing OCR products. OCR products are often difficult to formulate, develop and manufacture. As a result, significant experience, expertise and know-how are required to successfully develop such products.

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

A unique platform of validated technologies to offer our clients:

•	Validated and Commercialized — 20 products currently on the market.

•	Multiple OCR Technologies — Our OCR platform includes specific technologies for tailored delivery profiles including SODAS technology (controlled and pulsatile release), IPDAS® technology (sustained release), CODAS® technology (delayed release) and the MXDAS drug absorption system.

•	Patent Protected — More than 400 patents/patent applications in the United States and the ROW.

•	Fully Scaleable — Optimized from 40 years of development. In-house manufacturing capabilities in the United States and Ireland.

Manufacturing, Development and Scale-up Expertise

EDT has a long and established history in the scale-up and manufacture of pharmaceutical dosage forms for pharmaceutical markets worldwide, with multiple products successfully launched in North America, Asia, Europe, Latin America, Australasia and, more recently, India and China. EDT’s main production facilities are located in Athlone, Ireland, and Gainesville, Georgia, United States.

With over 40 years experience and innovation, EDT’s manufacturing services business provides a range of contract manufacturing services that include analytical development, clinical trial manufacturing, scale-up, product registration support and supply chain management for client products. At present over 30 of the world’s leading pharma companies are clients of ours.

Range of Manufacturing Services:

•	FDA and EMA inspected sites with capacity to manufacture up to 1.5 billion units annually of solid oral dosage product.

•	270,000 square feet of cGMP facilities between our sites in Ireland and the United States.

•	Process and analytical equipment, U.S. Drug Enforcement Administration (DEA) controlled site, packaging facilities in United States and Ireland.

•	Dedicated research, development, scale-up and commercial manufacturing facilities.

•	Other services include regulatory support, supply chain support, and launch management.

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

In December 2010, we resolved all aspects of the U.S. Department of Justice’s investigation of sales and marketing practices for Zonegran, an antiepileptic prescription medicine that we divested in 2004. We agreed to pay $203.5 million pursuant to the terms of a global settlement resolving all U.S. federal and related state Medicaid claims and $203.7 million is held in an escrow account at December 31, 2010 to cover the settlement amount. During 2010, we recorded a $206.3 million reserve charge for the settlement, interest and related costs. As part of the agreement, our subsidiary Elan Pharmaceuticals, Inc. (EPI), has agreed to plead guilty to a misdemeanor violation of the FD&C Act and we have entered into a Corporate Integrity Agreement with the Office of Inspector General of the U.S. Department of Health and Human Services to promote our compliance with the requirements of U.S. federal healthcare programs and the FDA. If we materially fail to comply with the requirements of U.S. federal healthcare programs or the FDA, or otherwise materially breach the terms of the Corporate Integrity Agreement, such as by a material breach of the compliance program or reporting obligations of the Corporate Integrity Agreement, severe sanctions could be imposed upon us. The civil settlement agreement and the agreed-upon sentence for the misdemeanor plea are subject to approval by the U.S. District Court for the District of Massachusetts. The resolution of the Zonegran investigation could give rise to other investigations or litigation by state government entities or private parties.

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

The results of the preclinical and clinical testing, along with information regarding the manufacturing of the product and proposed product labeling, are evaluated and, if determined appropriate, submitted to the FDA through a license application such as a NDA or a Biologics License Application (BLA). In certain cases, an Abbreviated New Drug Application (ANDA) can be filed in lieu of filing an NDA.

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

Whether or not FDA approval has been obtained, approval of a pharmaceutical product by comparable regulatory authorities in other countries outside the United States must be obtained prior to the marketing of the product in those countries. The approval procedure varies from country to country. It can involve additional testing and the time required can differ from that required for FDA approval. Although there are procedures for unified filings for E.U. countries, in general, most other countries have their own procedures and requirements.

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

The FCPA prohibits U.S. companies and their representatives from offering, promising, authorizing or making payments to foreign officials for the purpose of obtaining or retaining business abroad. In many countries, the healthcare professionals we interact with may meet the definition of a foreign government official for purposes of the FCPA. Failure to comply with domestic or foreign laws could result in various adverse consequences, including possible delay in approval or refusal to approve a product, recalls, seizures, withdrawal of an approved product from the market, the imposition of civil or criminal sanctions and the prosecution of executives overseeing our international operations.

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

At December 31, 2010, we employed 478 people in our manufacturing and supply activities, with just over 70% of these in Athlone, Ireland. This facility is our primary location for the manufacture of oral solid dosage products, including instant, controlled release and oral nano particulate products. Additional dosage capabilities may be added as required to support future product introductions. Our facility in Gainesville, Georgia, United States, provides additional OCR dosage product manufacturing capability and is registered with the DEA for the manufacture, packaging and distribution of Schedule II controlled drugs.

All facilities and manufacturing techniques used for the manufacture of products and devices for clinical use or for sale in the United States must be operated in conformity with cGMP regulations. There are FDA regulations governing the production of pharmaceutical products. Our facilities are also subject to periodic regulatory inspections to ensure ongoing compliance with cGMP regulations.

During 2010, the extent of utilization of our manufacturing facilities was approximately 30% of our total productive capacity. This capacity underutilization principally relates to our Athlone, Ireland, facility.

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

Tysabri is covered by a number of issued patents and pending patent applications in the United States and many other countries. We have a basic U.S. patent, which expires in 2017, for Tysabri covering the humanized antibody and its use to treat MS. Additional U.S. patents and patent applications of Elan and/or our collaborator Biogen Idec that cover (i) the use of Tysabri to treat irritable bowel disease and a variety of other indications and (ii) methods of manufacturing Tysabri, generally expire between 2012 and 2023. Outside the United States, patents and patent applications on the product and methods of manufacturing the product generally expire between 2014 and 2020, and may be subject to additional patent protection until 2020 in the nature of Supplementary Protection Certificates. International patents and patent applications covering methods of treatment using Tysabri generally expire between 2012 and 2020.

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

The earliest U.S. patents covering the NanoCrystal technology were issued on applications dating from January 1991 and, accordingly, expired in January 2011. The earliest patents covering the NanoCrystal technology in the ROW expire in some countries in 2012. We have more than 1,400 additional patents and patent applications covering aspects of the NanoCrystal technology in the United States and the ROW.

Competition

The pharmaceutical industry is highly competitive. Our principal pharmaceutical competitors consist of major international companies, many of which are larger and have greater financial resources, technical staff, manufacturing, R&D and marketing capabilities than we have. We also compete with smaller research companies and generic drug and biosimilar manufacturers.

Tysabri, a treatment for relapsing forms of MS, competes primarily with Avonex marketed by our collaborator Biogen Idec, Betaseron® marketed by Berlex (an affiliate of Bayer Schering Pharma AG) in the United States and sold under the name Betaferon® by Bayer Schering Pharma in Europe, Rebif® marketed by Merck Serono and Pfizer in the United States and by Merck Serono in Europe, and Copaxone® marketed by Teva Neurosciences, Inc. in the United States and co-promoted by Teva and Sanofi-Aventis in Europe. In addition, in September 2010, the FDA approved Novartis AG’s Gilenyatm, an oral treatment for relapsing MS. Additional oral treatments for MS are awaiting regulatory approval or are under development. Many companies are working to develop new therapies or alternative formulations of products for MS that, if successfully developed, would compete with Tysabri.

A drug may be subject to competition from alternative therapies during the period of patent protection or regulatory exclusivity and, thereafter, it may be subject to further competition from generic products or biosimilars. Generic competitors have challenged existing patent protection for some of the products from which we earn manufacturing or royalty revenue. If these challenges are successful, our manufacturing and royalty revenue will be materially and adversely affected.

Governmental and other pressures toward the dispensing of generic products or biosimilars may rapidly and significantly reduce, slow or reverse the growth in, sales and profitability of any product not protected by patents or regulatory exclusivity, and may adversely affect our future results and financial condition. The launch of competitive products, including generic or biosimilar versions of our products, has had and may have a material adverse effect on our revenues and results of operations.

Our competitive position depends, in part, upon our continuing ability to discover, acquire and develop innovative, cost-effective new products, as well as new indications and product improvements protected by patents and other intellectual property rights. We also compete on the basis of price and product differentiation. If we fail to maintain our competitive position, our business, financial condition and results of operations may be materially and adversely affected.

Distribution

We sell Tysabri primarily to drug wholesalers. Our revenue reflects, in part, the demand from these wholesalers to meet the in-market consumption of Tysabri and to reflect the level of inventory that Tysabri wholesalers carry. Changes in the level of inventory can directly impact our revenue and could result in our revenue not reflecting in-market consumption of Tysabri. We often manufacture our drug delivery products for licensees and distributors, but do not engage in any direct sales of drug delivery products.

Raw Materials and Product Supply

Raw materials and supplies are generally available in quantities adequate to meet the needs of our business. We are dependent on Biogen Idec to manufacture Tysabri. An inability to obtain raw materials or product supply could have a material adverse impact on our business, financial condition and results of operations.

Employees

As of December 31, 2010, we had 1,219 employees worldwide, of whom 475 were engaged in R&D activities, 478 were engaged in manufacturing and supply activities, 34 were engaged in sales and marketing activities and the remainder worked in general and administrative areas.

C.	Organizational Structure

As of December 31, 2010, we had the following principal subsidiary undertakings:

		Group
		Share	Registered Office &
Company	Nature of Business	%	Country of Incorporation

Athena Neurosciences, Inc.	Holding company	100	800 Gateway Blvd., South San Francisco, CA, USA
Crimagua Ltd.	Holding company	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan Holdings Ltd.	Holding company	100	Monksland, Athlone, Co. Westmeath, Ireland
Elan International Services Ltd.	Financial services company	100	Juniper House, 30 Oleander Hill, Smiths, FL-08, Bermuda
Elan Pharma International Ltd.	R&D, manufacture, sale and distribution of pharmaceutical products, management services and financial services	100	Monksland, Athlone, Co. Westmeath, Ireland
Elan Pharmaceuticals, Inc.	R&D and sale of pharmaceutical products	100	800 Gateway Blvd., South San Francisco, CA, USA
Elan Science One Ltd.	Holding company	100	Monksland, Athlone, Co. Westmeath, Ireland
Keavy Finance Limited	Dormant	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Monksland Holdings BV	Holding company	100	Vinoly gebouw, Amsterdam Zuid-As, Claude Debussylaan 24, 1082 MD, Amsterdam

D.	Property, Plants and Equipment

We consider that our properties are in good operating condition and that our machinery and equipment have been well maintained. Facilities for the manufacture of products are suitable for their intended purposes and have capacities adequate for current and projected needs.

For additional information, refer to Note 18 to the Consolidated Financial Statements, which discloses amounts invested in land and buildings and plant and equipment; Note 28 to the Consolidated Financial Statements, which discloses future minimum rental commitments; Note 29 to the Consolidated Financial Statements, which discloses capital commitments for the purchase of property, plant and equipment; and Item 5B. “Liquidity and Capital Resources,” which discloses our capital expenditures.

The following table lists the location, ownership interest, use and approximate size of our principal properties:

		Size
Location and Ownership Interest	Use	(Sq. Ft.)

Owned: Athlone, Ireland	R&D, manufacturing and administration	463,000
Owned: Gainesville, GA, USA	R&D, manufacturing and administration	89,000
Leased: South San Francisco, CA, USA	R&D, sales and administration	446,000	(1)(2)
Leased: King of Prussia, PA, USA	R&D, manufacturing, sales and administration	113,000
Leased: Dublin, Ireland	Corporate administration	41,000

(1)	Approximately 62,700 square feet of laboratory and office space in South San Francisco, which was no longer being utilized by our R&D, sales and administrative functions is sublet to Janssen AI and is included in the 446,000 square feet noted above.

(2)	In November 2010, we entered into a lease agreement for an additional building in South San Francisco which is being utilized for our Neotope R&D function. The square footage for this building is approximately 26,000 square feet and is included in the 446,000 square feet noted above.

Item 4A.	Unresolved Staff Comments.

As part of a review of our 2009 Annual Report on Form 20-F by the Staff of the SEC’s Division of Corporation Finance, we have received and responded to comments from the Staff. As of the date of filing of this Annual Report on Form 20-F, the Staff continues to review the Company’s responses in respect of comments related to our accounting for the 2009 Johnson & Johnson Transaction. If we determine that changes are appropriate with respect to our accounting for the Johnson & Johnson Transaction, any such changes will not affect the economic rights or obligations under, or any other terms of, the Johnson & Johnson Transaction, nor will they result in any adjustment to our historical revenue, Adjusted EBITDA or cash or cash equivalents.

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

This financial review primarily discusses:

•	Current operations;

•	Critical accounting policies;

•	Recently issued accounting pronouncements;

•	Subsequent events;

•	Results of operations for the year ended December 31, 2010, compared to 2009 and 2008, including segment analysis; and

•	Liquidity and capital resources.

Our operating results may be affected by a number of factors, including those described under Item 3D. “Risk Factors.”

CURRENT OPERATIONS

Our business is organized into two business units: BioNeurology and EDT. Our BioNeurology business unit engages in research, development and commercial activities primarily in the areas of Alzheimer’s disease, Parkinson’s disease and MS. EDT develops and manufactures innovative pharmaceutical products that deliver clinically meaningful benefits to patients, using its extensive experience and proprietary drug technologies in collaboration with pharmaceutical companies. For additional information on our current operations, refer to Item 4B. “Business Overview.”

CRITICAL ACCOUNTING POLICIES

The Consolidated Financial Statements include certain estimates based on management’s best judgments. Estimates are used in determining items such as the carrying amounts of long-lived assets, equity method investments, revenue recognition, estimating sales discounts and allowances, the fair value of share-based compensation, and the accounting for contingencies and income taxes, among other items. Because of the uncertainties inherent in such estimates, actual results may differ materially from these estimates.

Goodwill, Other Intangible Assets, Tangible Fixed Assets and Impairment

Total goodwill and other intangible assets amounted to $376.5 million at December 31, 2010 (2009: $417.4 million) and our property, plant and equipment had a carrying amount at December 31, 2010 of $287.5 million (2009: $292.8 million).

Goodwill and identifiable intangible assets with indefinite useful lives are not amortized, but instead are tested for impairment at least annually. At December 31, 2010, we had no intangible assets with indefinite lives except for goodwill.

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

We review our goodwill for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. The goodwill impairment test is a two-step test and is performed at the reporting-unit level. A reporting unit is the same as, or one level below, an operating segment. We have two reporting units: BioNeurology and EDT, which are at the operating-segment level. Under the first step, we compare the fair value of each reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired and step two does not need to be performed. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test would be performed to measure the amount of impairment charge, if any. The second step compares the implied fair value of the reporting-unit goodwill with the carrying amount of that goodwill, and any excess of the carrying amount over the implied fair value is recognized as an impairment charge. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination is determined, by allocating the fair value of a reporting unit to individual assets and liabilities. The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. In evaluating goodwill for impairment, we determine the fair values of the reporting units using the income approach, based on the present value of expected cash flows. We completed the annual goodwill impairment test on September 30 of each year and the result of our tests did not indicate any impairment in 2010, 2009 or 2008. In addition, we performed a goodwill impairment test immediately subsequent to the disposal of the Prialt® business in May 2010 and the AIP business in September 2009 and the result of our tests did not indicate any impairment.

In performing our annual goodwill impairment test we noted that the combined fair value of our reporting units based on the income approach exceeded our market capitalization at the test dates. Furthermore, both the fair value of our reporting units and our market capitalization exceeded the combined carrying amounts of the reporting units by a substantial margin, at the impairment test dates and as of December 31, 2010.

There were no material impairment charges relating to intangible assets in 2010 or 2008. In December 2009, we recorded an impairment charge of $30.6 million within other net charges in the Consolidated Statement of Operations relating to the Prialt intangible asset, thus reducing the carrying value of the intangible asset to $14.6 million. During 2010, we divested our Prialt assets and rights to Azur Pharma International Limited (Azur). We recorded a net loss of $1.5 million on this divestment. For additional information on goodwill and other intangible assets, refer to Note 19 to the Consolidated Financial Statements.

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

In 2010, we recorded a non-cash asset impairment charge of $11.0 million related to a consolidation of facilities in South San Francisco facility as a direct result of a realignment of the BioNeurology business. Following the transfer of our AIP manufacturing rights as part of the sale of the AIP business to Janssen AI in 2009, we re-evaluated our longer term biologics manufacturing and fill-finish requirements, and consequently recorded a non-cash asset impairment charge, included as part of the net gain on divestment of business, related to these activities of $41.2 million. The assets relating to biologics manufacturing were written off in full. The remaining carrying amount of the fill-finish assets at December 31, 2010 is $4.9 million (2009: $5.7 million). In conjunction with the impairment charge, we reviewed the estimated useful life of the fill-finish assets and reduced the useful life of the assets that previously had a useful life beyond 2018 to December 31, 2018.

Equity Method Investment

As part of the transaction whereby Janssen AI, a subsidiary of Johnson & Johnson, acquired substantially all of our assets and rights related to our AIP collaboration with Wyeth (which has been acquired by Pfizer), we received a 49.9% equity investment in Janssen AI. Johnson & Johnson also committed to fund up to an initial $500.0 million towards the further development and commercialization of AIP to the extent the funding is required by the collaboration. We have recorded our investment in Janssen AI as an equity method investment on the Consolidated Balance Sheet as we have the ability to exercise significant influence, but not control, over the investee. The investment has been initially recognized based on the estimated fair value of the investment acquired, representing our proportionate 49.9% share of Janssen AI’s AIP assets along with the fair value of our proportionate interest in the Johnson & Johnson contingent funding commitment.

Under the equity method, investors are required to recognize their share of the earnings or losses of an investee in the periods for which they are reported in the financial statements of the investee. Accordingly, during the period that the funding of Janssen AI is being provided exclusively by Johnson & Johnson, our proportionate interest in the Johnson & Johnson funding commitment will be remeasured at each reporting date to reflect any changes in the expected cash flows and this remeasurement, along with the recognition of our proportionate share of the losses of Janssen AI, will result in changes in the carrying value of the equity method investment asset that will be reflected in the Consolidated Statement of Operations.

Our equity interest in Janssen AI is recorded as an equity method investment on the Consolidated Balance Sheet at December 31, 2010, at a carrying value of $209.0 million (2009: $235.0 million). The carrying value is comprised of our proportionate 49.9% share of Janssen’s AIP assets (2010: $117.3 million; 2009: $117.3 million) and our proportionate 49.9% interest in the Johnson & Johnson contingent funding commitment (2010: $91.7 million; 2009: $117.7 million).

Our proportionate interest in the Johnson & Johnson contingent funding commitment was remeasured as of December 31, 2010 and 2009 to reflect changes in the probability that the cash will be spent and thereby give rise to the expected cash flows under the commitment, and to reflect the time value of money. As of December 31, 2010, the range of assumed probabilities applied to the expected cash flows was 95%-43% (2009: 95%-30%). The range of discount rates applied remained at 1%-1.5% (2009: 1%-1.5%), which was also the range used for initial recognition. The remeasurement of our proportionate interest in the Johnson & Johnson contingent funding commitment as of December 31, 2010 resulted in an increase in the carrying value of our equity method investment of $59.9 million (2009: $24.6 million), which was offset by our share of Janssen AI’s losses of $85.9 million (2009: $24.6 million), resulting in a net loss of $26.0 million in the Consolidated Statement of Operations for the year ended December 31, 2010 (2009: $Nil).

If the assumed probabilities applied to the expected cash flows were each increased by 5% giving rise to a range of 100%-48% as of December 31, 2010, the remeasurement of our proportionate interest in the Johnson & Johnson contingent funding commitment would have resulted in an increase in the carrying value of our equity method investment of $66.7 million, which would be offset by our share of Janssen AI’s losses of $85.9 million, resulting in a net loss of $19.2 million in the Consolidated Statement of Operations for the year ended December 31, 2010. If the assumed probabilities applied to the expected cash flows were each decreased by 5% giving rise to a range of 90%-38% as of December 31, 2010, the remeasurement of our proportionate interest in the Johnson & Johnson contingent funding commitment would have resulted in an increase in the carrying value of our equity method investment of $53.1 million, which would be offset by our share of Janssen AI’s losses of $85.9 million, resulting in a net loss of $32.8 million in the Consolidated Statement of Operations for the year ended December 31, 2010.

As of December 31, 2010, the carrying value of our Janssen AI equity method investment of $209.0 million (2009: $235.0 million) is approximately $270 million (2009: approximately $330 million) below our share of the book value of the net assets of Janssen AI. This difference principally relates to the lower estimated value of Janssen AI’s AIP assets when the equity method investment was initially recorded, as well as the probability adjustment factor that we have incorporated into the carrying value of our 49.9% interest in the Johnson & Johnson contingent funding commitment. In relation to the AIP assets, in the event that an AIP product reaches market, our proportionate share of Janssen AI’s results will be adjusted over the estimated remaining useful lives of those assets to recognize the difference in the carrying values. In relation to the Johnson & Johnson contingent funding commitment, the differences in the carrying values is adjusted through the remeasurement of our proportionate interest at each reporting date, as described above. In general, the difference in the carrying values is expected to decrease in future periods as time progresses.

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

Sales Discounts and Allowances

We recognize revenue on a gross revenue basis (except for Tysabri revenue outside of the United States) and make various deductions to arrive at net revenue as reported in the Consolidated Statements of Operations. These adjustments are referred to as sales discounts and allowances and are described in detail below. Sales discounts and allowances include charge-backs, managed healthcare rebates and other contract discounts, Medicaid rebates, cash discounts, sales returns, and other adjustments. Estimating these sales discounts and allowances is complex and involves significant estimates and judgments, and we use information from both internal and external sources to generate reasonable and reliable estimates. We believe that we have used reasonable judgments in assessing our estimates, and this is borne out by our historical experience. At December 31, 2010, we had total provisions of $37.9 million for sales discounts and allowances, of which approximately 90.0%, 4.6% and 4.2% related to Tysabri, Maxipime® and Azactam®, respectively. We have almost five years of experience for Tysabri and we ceased distributing Maxipime on September 30, 2010 and Azactam on March 31, 2010, after more than 10 years experience with both products.

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

The table below summarizes our sales discounts and allowances to adjust gross revenue to net revenue for each significant category (in millions). An analysis of the separate components of our revenue is set out in Item 5A. “Operating Results,” and in Note 3 to the Consolidated Financial Statements.

	Years Ended December 31,
	2010	2009	2008

Gross revenue subject to discounts and allowances	$762.2	$698.9	$627.7
Net Tysabri ROW revenue	258.3	215.8	135.5
Manufacturing revenue and royalties	263.0	258.9	282.6
Contract revenue	13.7	18.7	20.0

Gross revenue	$1,297.2	$1,192.3	$1,065.8

Sales discounts and allowances:
Charge-backs	$(71.2)	$(39.7)	$(34.7)
Managed healthcare rebates and other contract discounts	(3.9)	(1.2)	(1.3)
Medicaid rebates	(20.4)	(7.1)	(5.4)
Cash discounts	(18.7)	(16.7)	(13.7)
Sales returns	(2.0)	(4.2)	(0.1)
Other adjustments	(11.3)	(10.4)	(10.4)

Total sales discounts and allowances	$(127.5)	$(79.3)	$(65.6)

Net revenue subject to discounts and allowances	634.7	619.6	562.1
Net Tysabri ROW revenue	258.3	215.8	135.5
Manufacturing revenue and royalties	263.0	258.9	282.6
Contract revenue	13.7	18.7	20.0

Net revenue	$1,169.7	$1,113.0	$1,000.2

Total sales discounts and allowances were 16.7% of gross revenue subject to discounts and allowances in 2010, 11.3% in 2009 and 10.5% in 2008, as detailed in the rollforward below and as further explained in the following paragraphs.

Charge-backs as a percentage of gross revenue subject to discounts and allowances were 9.3% in 2010, 5.7% in 2009 and 5.5% in 2008. The significant increase is due to the expansion of the 340(b) PHS program and the increase in the minimum discount extended to our 340(b) customers, both of which resulted from the U.S. healthcare reform legislation enacted through the Patient Protection and Affordable Care Act (PPACA) in 2010. The increase is also attributable to increases in the discounts due to the changes in Tysabri’s wholesaler acquisition cost price.

The managed healthcare rebates and other contract discounts as a percentage of gross revenue subject to discounts and allowances were 0.5% in 2010 and 0.2% in 2009 and 2008. The increase is primarily attributable to the increase in the number of qualified patients that are eligible for the Tysabri patient co-pay assistance program.

The Medicaid rebates as a percentage of gross revenue subject to discounts and allowances were 2.7% in 2010, 1.0% in 2009 and 0.9% in 2008. The significant increase in 2010 is primarily due to the increase in the U.S. base Medicaid rebate from 15.1% to 23.1% in 2010, the extension of Medicaid rebates to drugs supplied to enrollees of Medicaid MCOs and the increase in the rebate due to wholesaler acquisition cost price changes in Tysabri. Both the increase in the U.S. base Medicaid rebate to 23.1% and the extension of the Medicaid rebates to drugs supplied to enrollees of MCOs were introduced by the U.S. healthcare reform legislation.

Cash discounts as a percentage of gross revenue subject to discounts and allowances were 2.5% in 2010, 2.4% 2009 and 2.2% in 2008. In the United States, we offer cash discounts, generally at 2% of the sales price, as an incentive for prompt payment by customers.

Sales returns as a percentage of gross revenue subject to discounts and allowances were 0.3% in 2010, 0.6% in 2009 and were negligible in 2008.

The following table sets forth the activities and ending balances of each significant category of adjustments for the sales discounts and allowances (in millions):

		Managed
		Healthcare
		Rebates and
	Charge-	Other Contract	Medicaid	Cash	Sales	Other
	Backs	Discounts	Rebates	Discounts	Returns	Adjustments	Total

Balance at December 31, 2008	$2.5	$0.4	$6.0	$1.9	$6.6	$1.8	$19.2
Provision related to sales made in current period	39.7	1.2	7.1	16.7	3.2	10.4	78.3
Provision related to sales made in prior periods	—	—	—	—	1.0	—	1.0
Returns and payments	(36.6)	(1.0)	(4.2)	(16.6)	(3.0)	(10.6)	(72.0)

Balance at December 31, 2009	$5.6	$0.6	$8.9	$2.0	$7.8	$1.6	$26.5

Provision related to sales made in current period	71.2	3.9	20.4	18.7	2.4	11.3	127.9
Provision related to sales made in prior periods	—	—	—	—	(0.4)	—	(0.4)
Returns and payments	(69.6)	(3.9)	(10.8)	(17.9)	(3.5)	(10.4)	(116.1)

Balance at December 31, 2010	$7.2	$0.6	$18.5	$2.8	$6.3	$2.5	$37.9

(a) Charge-backs

In the United States, we participate in charge-back programs with a number of entities, principally the PHS, the U.S. Department of Defense, the U.S. Department of Veterans Affairs, Group Purchasing Organizations and other parties whereby pricing on products is extended below wholesalers’ list prices to participating entities. These entities purchase products through wholesalers at the lower negotiated price, and the wholesalers charge the difference between these entities’ acquisition cost and the lower negotiated price back to us. We account for charge-

backs by reducing accounts receivable in an amount equal to our estimate of charge-back claims attributable to a sale. We determine our estimate of the charge-backs primarily based on historical experience on a product-by-product and program basis, and current contract prices under the charge-back programs. We consider vendor payments, estimated levels of inventory in the wholesale distribution channel, and our claim processing time lag and adjust accounts receivable and revenue periodically throughout each year to reflect actual and future estimated experience.

As described above, there are a number of factors involved in estimating the accrual for charge-backs, but the principal factor relates to our estimate of the levels of inventory in the wholesale distribution channel. At December 31, 2010, Tysabri represented approximately 98.8% of the total charge-backs accrual balance of $7.2 million, with the balance of the accrual primarily relating to Maxipime. If we were to increase our estimated level of inventory in the wholesale distribution channel by one month’s worth of demand for Tysabri, the accrual for charge-backs would increase by approximately $7.3 million. We believe that our estimate of the levels of inventory for Tysabri in the wholesale distribution channel is reasonable because it is based upon multiple sources of information, including data received from all of the major wholesalers with respect to their inventory levels and sell-through to customers, third-party market research data, and our internal information.

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

(c) Medicaid rebates

In the United States, we are required by law to participate in state government-managed Medicaid programs, as well as certain other qualifying federal and state government programs whereby discounts and rebates are provided to participating state and local government entities. Discounts and rebates provided through these other qualifying federal and state government programs are included in our Medicaid rebate accrual and are considered Medicaid rebates for the purposes of this discussion. We account for Medicaid rebates by establishing an accrual in an amount equal to our estimate of Medicaid rebate claims attributable to a sale. We determine our estimate of the Medicaid rebates accrual primarily based on our estimates of Medicaid claims, Medicaid payments, claims processing lag time, inventory in the distribution channel as well as legal interpretations of the applicable laws related to the Medicaid and qualifying federal and state government programs, and any new information regarding changes in the Medicaid programs’ regulations and guidelines that would impact the amount of the rebates on a product-by-product basis. We adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience. At December 31, 2010, Tysabri represented approximately 97.7% of the total Medicaid rebates accrual balance of $18.5 million.

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

(e) Sales returns

We account for sales returns by reducing accounts receivable in an amount equal to our estimate of revenue recorded for which the related products are expected to be returned.

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

As described above, there are a number of factors involved in estimating this accrual, but the principal factor relates to our estimate of the shelf life of inventory in the distribution channel. At December 31, 2010, Tysabri, Maxipime and Azactam represented approximately 49.3%, 25.1% and 22.1% respectively of the total sales returns accrual balance of $6.3 million. We believe, based upon both the estimated shelf life and also our historical sales returns experience, that the vast majority of this inventory will be sold prior to the expiration dates, and accordingly believe that our sales returns accrual is appropriate.

During 2010, we recorded adjustments of $0.4 million to decrease (2009: $1.0 million to increase) the sales returns accrual related to sales made in prior periods.

(f) Other adjustments

In addition to the sales discounts and allowances described above, we make other sales adjustments primarily related to estimated obligations for credits to be granted to wholesalers under wholesaler service agreements we have entered into with many of our pharmaceutical wholesale distributors in the United States. Under these agreements, the wholesale distributors have agreed, in return for certain fees, to comply with various contractually defined inventory management practices and to perform certain activities such as providing weekly information with respect to inventory levels of product on hand and the amount of out-movement of product. As a result, we, along with our wholesale distributors, are able to manage product flow and inventory levels in a way that more closely follows trends in prescriptions. We generally account for these other sales discounts and allowances by establishing an accrual in an amount equal to our estimate of the adjustments attributable to the sale. We generally determine our estimates of the accruals for these other adjustments primarily based on contractual agreements and other relevant factors, and adjust the accruals and revenue periodically throughout each year to reflect actual experience.

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

Share-Based Compensation

Share-based compensation expense for all equity-settled awards made to employees and directors is measured and recognized based on estimated grant date fair values. These awards include employee stock options, restricted stock units (RSUs) and stock purchases related to our employee equity purchase plans (EEPPs). Share-based compensation cost for RSUs awarded to employees and directors is measured based on the closing fair market value of the Company’s common stock on the date of grant. Share-based compensation cost for stock options awarded to employees and directors and common stock issued under EEPPs is estimated at the grant date based on each option’s fair value as calculated using an option-pricing model. The value of awards expected to vest is recognized as an expense over the requisite service periods.

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

For additional information on our share-based compensation, refer to Note 26 to the Consolidated Financial Statements.

Contingencies Relating to Actual or Potential Administrative and Legal Proceedings

We are currently involved in legal and administrative proceedings relating to securities matters, patent matters and other matters, some of which are described in Note 30 to the Consolidated Financial Statements. We assess the likelihood of any adverse outcomes to contingencies, including legal matters, as well as potential ranges of probable losses. We record accruals for such contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. If an unfavorable outcome is probable, but the amount of the loss cannot be reasonably estimated, we estimate the range of probable loss and accrue the most probable loss within the range. If no amount within the range is deemed more probable, we accrue the minimum amount within the range. If neither a range of loss nor a minimum amount of loss is estimable, then appropriate disclosure is provided, but no amounts are accrued. As of December 31, 2010, we had accrued $207.0 million (2009: $0.6 million), representing our estimates of liability and costs for the resolution of these matters.

Included within the accrual is a $206.3 million settlement reserve relating to the agreement-in-principle announced in July 2010, which was finalized with the U.S. Attorney’s Office for the District of Massachusetts in December 2010 to resolve all aspects of the U.S. Department of Justice’s investigation of sales and marketing practices for Zonegran, an antiepileptic prescription medicine that we divested in 2004. Consistent with the terms of the agreement-in-principle announced in July 2010, we will pay $203.5 million pursuant to the terms of a global settlement resolving all U.S. federal and related state Medicaid claims and $203.7 million is held in an escrow account at December 31, 2010 to cover the settlement amount. During 2010, we recorded a $206.3 million reserve charge for the settlement, interest and related costs. This resolution of the Zonegran investigation could give rise to other investigations or litigation by state government entities or private parties.

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

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In February 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) No. 2010-09, “Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements,” which removes the requirement for an SEC filer to disclose a date in both issued and revised financial statements. These amendments remove potential conflicts with the SEC’s literature. The amendments in this ASU are effective immediately upon issue. We adopted the amendments for the 2010 fiscal year-end, and as the impact of the amendments is to amend the disclosure of subsequent events only, the adoption did not and will not have an impact on our consolidated financial position, results of operations or cash flows.

In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements,” which requires separate disclosure of significant transfers in and out of Level 1 and Level 2 fair value measurements and a description of the reasons for the transfers. It also requires separate information to be presented about purchases, sales, issuances and settlements in the reconciliation of Level 3 fair value measurements. The ASU also clarifies that fair value measurement disclosures are required for each class of assets and liabilities and that disclosures about the valuation techniques and inputs used to measure fair value are required for both recurring and nonrecurring fair value. Conforming amendments have also been made to the guidance on employers’ disclosures about postretirement benefit plan assets (Subtopic 715-20). The new disclosures and clarifications of existing disclosures are effective for financial statements issued for fiscal years beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010. We adopted the amendments for the 2010 fiscal year, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements which we will adopt for the 2011 fiscal year. Since the impact of the amendments that we adopted is to amend the disclosure of fair value measurements only, the adoption did not have an impact on our consolidated financial position, results of operations or cash flows.

In January 2010, the FASB issued ASU No. 2010-02, “Consolidation (Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary,” which amends Subtopic 810-10 and related guidance within U.S. GAAP to clarify the scope of the decrease in ownership provisions of the Subtopic and related guidance. The amendments in this ASU also clarify that the decrease in ownership guidance does not apply to certain transactions even if they involve businesses. The amendments are effective for fiscal years beginning after December 15, 2009. We adopted the amendments for the 2010 fiscal year-end. The adoption did not have an impact on our consolidated financial position, results of operations or cash flows.

In December 2010, the FASB issued ASU No. 2010-29, “Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations,” (a consensus of the Emerging Issues Task Force) which specifies that in making the pro forma revenue and earnings disclosure requirements for business combinations, the comparative financial statements presented by public entities should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro-forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro-forma adjustments directly attributable to the business combination included in the reported pro-forma revenue and earnings. The amended disclosure requirements are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. As the impact of the amendments is to amend the disclosure for business combinations, the adoption of ASU No. 2010-29 will not have an impact on our consolidated financial position, results of operations or cash flows.

In December 2010, the FASB issued ASU No. 2010-28, “Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts,” (a consensus of the Emerging Issues Task Force) which modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, consideration should be given to whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with the existing guidance and examples in paragraph 350-20-35-30, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The amendments are effective for fiscal years beginning after December 15, 2010. Upon adoption of the amendments, assessment should be made of the reporting units with carrying amounts that are zero or negative to determine whether it is more likely than not that the reporting units’ goodwill is impaired. If it is determined that it is more likely than not that the goodwill of one or more of its reporting units is impaired, the Step 2 of the goodwill impairment test should be performed for those reporting unit(s). Any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period of adoption. Any goodwill impairments occurring after the initial adoption of the amendments should be included in earnings as required by Section 350-20-35. We do not expect the adoption of ASU No. 2010-28 will have an impact on our consolidated financial position, results of operations or cash flows.

In December 2010, the FASB issued ASU No. 2010-27, “Other Expenses (Topic 720): Fees paid to the Federal Government by Pharmaceutical Manufacturers,” (a consensus of the Emerging Issues Task Force) which specifies that the liability for the Pharmaceutical Manufacturers’ fee should be estimated and recorded in full upon the first qualifying sale with a corresponding deferred cost that is amortized to expense using a straight-line method of allocation unless another method better allocates the fee over the calendar year that it is payable. The amendments are effective for calendar years beginning after December 31, 2010, when the fee initially becomes effective. We will record our Pharmaceutical Manufacturers’ fee in the fiscal year 2011 in accordance with the guidance in this ASU.

In April 2010, the FASB issued ASU No. 2010-17, “Revenue Recognition - Milestone Method (Topic 605): Milestone Method of Revenue Recognition,” (a consensus of the Emerging Issues Task Force) which provides guidance on the criteria that should be met for determining whether the milestone method of revenue recognition is appropriate. A vendor can recognize consideration that is contingent upon achievement of a milestone in its entirety as revenue in the period in which the milestone is achieved only if the milestone meets all criteria to be considered substantive. Determining whether a milestone is substantive is a matter of judgment made at the inception of the arrangement. The ASU sets out the criteria that must be met for a milestone to be considered substantive and clarifies that a milestone should be considered substantive in its entirety. An individual milestone may not be bifurcated. An arrangement may include more than one milestone, and each milestone should be evaluated separately to determine whether the milestone is substantive. Accordingly, an arrangement may contain both substantive and nonsubstantive milestones. A vendor’s decision to use the milestone method of revenue recognition for transactions within the scope of the amendments in this ASU is a policy election. Other proportional revenue recognition methods also may be applied as long as the application of those other methods does not result in the recognition of consideration in its entirety in the period the milestone is achieved. The ASU also requires a vendor that is affected by the amendments in the ASU to disclose details of the arrangements and of each milestone and related contingent consideration as well as a determination of whether each milestone is considered substantive, the factors that the entity considered in determining whether the milestone or milestones are substantive and the amount of consideration recognized during the period for the milestone or milestones. The amendments are effective for fiscal years beginning after June 15, 2010. We do not expect that the adoption of ASU 2010-17 will have an impact on our consolidated financial position, results of operations or cash flows.

In April 2010, the FASB issued ASU No. 2010-13, “Compensation - Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share Based Payment Award in the Currency of the Market in which the Underlying Equity Security Trades,” (a consensus of the Emerging Issues Task Force) which amends Topic 718 to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades shall not be considered to contain a market, performance, or service condition. Therefore, such an award is not to be classified as a liability if it otherwise qualifies as equity classification. The amendments are effective for fiscal years beginning after December 15, 2010. We do not expect that the adoption of ASU 2010-13 will have an impact on our consolidated financial position, results of operations or cash flows.

In March 2010, the FASB issued ASU No. 2010-11, “Derivatives and Hedging (Topic 815): Scope Exception Related to Embedded Credit Derivatives, ” which clarifies the type of embedded credit derivative that is exempt from embedded derivative bifurcation requirements. Only one form of embedded credit derivative qualifies for the exemption - one that is related only to the subordination of one financial instrument to another. As a result, entities that have contracts containing an embedded credit derivative feature in a form other than such subordination may need to separately account for the embedded credit derivative feature. The amendments are effective for fiscal years beginning after June 15, 2010. We do not expect that the adoption of ASU 2010-11 will have an impact on our consolidated financial position, results of operations or cash flows.

SUBSEQUENT EVENTS

In June 2008, a jury ruled in the U.S. District Court for the District of Delaware that Abraxis Biosciences, Inc. (Abraxis, since acquired by Celgene Corporation) had infringed a patent owned by us in relation to the application of our NanoCrystal technology to Abraxane®. The judge awarded us $55 million, applying a royalty rate of 6% to sales of Abraxane from January 1, 2005 through June 13, 2008 (the date of the verdict). This award and damages associated with the continuing sales of the Abraxane product were subject to interest.

In February 2011, we entered into an agreement with Abraxis to settle this litigation. As part of the settlement agreement with Abraxis, we will receive $78.0 million in full and final settlement, which will be recognized on receipt. We will not receive future royalties in respect of Abraxane.

A.	RESULTS OF OPERATIONS

2010 Compared to 2009 and 2008 (in millions, except share and per share amounts)

				% Increase/(Decrease)
	2010	2009	2008	2010/2009	2009/2008

Product revenue	$1,156.0	$1,094.3	$980.2	6%	12%
Contract revenue	13.7	18.7	20.0	(27)%	(7)%

Total revenue	1,169.7	1,113.0	1,000.2	5%	11%
Cost of sales	583.3	560.7	493.4	4%	14%

Gross margin	586.4	552.3	506.8	6%	9%
Operating expenses:
Selling, general and administrative expenses	254.7	268.2	292.7	(5)%	(8)%
Research and development expenses	258.7	293.6	323.4	(12)%	(9)%
Settlement reserve charge	206.3	—	—	100%	—
Net gain on divestment of business	(1.0)	(108.7)	—	(99)%	100%
Other net charges	56.3	67.3	34.2	(16)%	97%

Total operating expenses	775.0	520.4	650.3	49%	(20)%

Operating income/(loss)	(188.6)	31.9	(143.5)	(691)%	(122)%

Net interest and investment gains and losses:
Net interest expense	117.8	137.9	132.0	(15)%	4%
Net loss on equity method investment	26.0	—	—	100%	—
Net investment (gains)/losses	(12.8)	(0.6)	21.8	2033%	(103)%
Net charge on debt retirement	3.0	24.4	—	(88)%	100%

Net interest and investment gains and losses	134.0	161.7	153.8	(17)%	5%

Net loss before income taxes	(322.6)	(129.8)	(297.3)	149%	(56)%
Provision for/(benefit from) income taxes	2.1	46.4	(226.3)	(95)%	(121)%

Net loss	$(324.7)	$(176.2)	$(71.0)	84%	148%

Basic and diluted net loss per Ordinary Share	$(0.56)	$(0.35)	$(0.15)	60%	133%

Total Revenue

Total revenue was $1.2 billion in 2010, $1.1 billion in 2009 and $1.0 billion in 2008. Total revenue from our BioNeurology business increased 7% in 2010 and 20% in 2009, while revenue from our EDT business decreased slightly in 2010 and decreased 9% in 2009. Total revenue is further analyzed between revenue from the BioNeurology and EDT business units as follows (in millions):

				% Increase/(Decrease)
	2010	2009	2008	2010/2009	2009/2008

Revenue from the BioNeurology business	$895.6	$837.1	$698.6	7%	20%
Revenue from the EDT business	274.1	275.9	301.6	(1)%	(9)%

Total revenue	$1,169.7	$1,113.0	$1,000.2	5%	11%

Revenue from the BioNeurology business

Total revenue from our BioNeurology business increased 7% to $895.6 million from $837.1 million in 2009, and increased by 20% between 2009 and 2008, from $698.6 million in 2008. The increase in both years was primarily driven by increased revenue from Tysabri, offset by the expected reduction in revenues from Maxipime, Azactam and Prialt. Revenue from the BioNeurology business can be analyzed as follows (in millions):

				% Increase/(Decrease)
	2010	2009	2008	2010/2009	2009/2008

Product revenue:
Tysabri- U.S.	$593.2	$508.5	$421.6	17%	21%
Tysabri- ROW	258.3	215.8	135.5	20%	59%

Total Tysabri	851.5	724.3	557.1	18%	30%
Azactam	27.2	81.4	96.9	(67)%	(16)%
Maxipime	8.2	13.2	27.1	(38)%	(51)%
Prialt	6.1	16.5	16.5	(63)%	—
Royalties	1.6	1.7	1.0	(6)%	70%

Total product revenue from the BioNeurology business	894.6	837.1	698.6	7%	20%
Contract revenue from the BioNeurology business	1.0	—	—	100%	—

Total revenue from BioNeurology business	$895.6	$837.1	$698.6	7%	20%

Tysabri

Global in-market net sales of Tysabri can be analyzed as follows (in millions):

				% Increase/(Decrease)
	2010	2009	2008	2010/2009	2009/2008

United States	$593.2	$508.5	$421.6	17%	21%
ROW	636.8	550.7	391.4	16%	41%

Total Tysabri in-market net sales	$1,230.0	$1,059.2	$813.0	16%	30%

Tysabri in-market net sales were $1,230.0 million in 2010, $1,059.2 million in 2009 and $813.0 million in 2008. The increase in 2010 reflects increased patient demand across global markets and a higher price in the United States, offset by exchange rate movements, a reduction in average infusions per patient and U.S. healthcare reform. At the end of December 2010, approximately 56,600 patients were on therapy worldwide, including approximately 27,600 commercial patients in the United States and approximately 28,400 commercial patients in the ROW, representing an increase of 17% over the approximately 48,400 (revised) patients who were on therapy at the end of December 2009. The increase in Tysabri in-market net sales in 2009 reflected increased patient demand. At the end of December 2008, approximately 37,600 patients were on therapy worldwide.

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

Outside of the United States, Biogen Idec is responsible for distribution and we record as revenue our share of the profit or loss on these sales of Tysabri, plus our directly incurred expenses on these sales, which are primarily comprised of royalties that we incur and are payable by us to third parties and are reimbursed by the collaboration.

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

Tysabri-U.S.

In the U.S. market, we recorded net sales of $593.2 million (2009: $508.5 million; 2008: $421.6 million). Almost all of these sales are in relation to the MS indication.

As of the end of December 2010, approximately 27,600 patients were on commercial therapy in the United States, which represents an increase of 13% over the approximately 24,500 patients who were on therapy at the end of December 2009. At the end of December 2008, approximately 20,200 patients were on commercial therapy.

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

Tysabri-ROW

As previously mentioned, in the ROW markets, Biogen Idec is responsible for distribution and we record as revenue our share of the profit or loss on ROW sales of Tysabri, plus our directly incurred expenses on these sales, which are primarily comprised of royalties that we incur and are payable by us to third parties and are reimbursed by the collaboration. In 2010, we recorded ROW revenue of $258.3 million (2009: $215.8 million; 2008: $135.5 million), which was calculated as follows (in millions):

				% Increase/(Decrease)
	2010	2009	2008	2010/2009	2009/2008

ROW in-market sales by Biogen Idec	$636.8	$550.7	$391.4	16%	41%
ROW operating expenses incurred by Elan and Biogen Idec	(303.8)	(280.6)	(236.9)	8%	18%

ROW operating profit generated by Elan and Biogen Idec	333.0	270.1	154.5	23%	75%

Elan’s 50% share of Tysabri ROW collaboration operating profit	166.5	135.0	77.3	23%	75%
Elan’s directly incurred costs	91.8	80.8	58.2	14%	39%

Net Tysabri ROW revenue	$258.3	$215.8	$135.5	20%	59%

As of the end of December 2010, approximately 28,400 patients, principally in the European Union, were on commercial Tysabri therapy, an increase of 21% over the approximately 23,400 (revised) patients at the end of December 2009. At the end of December 2008, approximately 16,900 patients were on commercial therapy.

Other BioNeurology products

Azactam revenue decreased 67% to $27.2 million in 2010 from our 2009 sales level and decreased 16% to $81.4 million in 2009 from our 2008 sales level. We ceased distributing Azactam as of March 31, 2010.

Maxipime revenue decreased 38% to $8.2 million in 2010 from our 2009 sales level and decreased 51% to $13.2 million in 2009 from our 2008 sales level. We ceased distributing Maxipime as of September 30, 2010.

Prialt revenue was $6.1 million for 2010 and $16.5 million for 2009 and 2008. We divested our Prialt assets and rights to Azur in May 2010. Refer to page 50 and Note 7 to the Consolidated Financial Statements for additional information regarding this divestment. In 2009, we recorded an impairment charge of $30.6 million relating to the Prialt intangible asset to reduce the carrying value of this intangible asset to $14.6 million as of December 31, 2009. Refer to page 50 and Note 7 and Note 19 to the Consolidated Financial Statements for additional information regarding this impairment.

Revenue from the EDT business

Revenue from the EDT business decreased slightly to $274.1 million in 2010 and decreased 9% to $275.9 million in 2009 from $301.6 million in 2008 and can be analyzed as follows (in millions):

				% Increase/(Decrease)
	2010	2009	2008	2010/2009	2009/2008

Product revenue:
Manufacturing revenue and royalties:
Ampyra	$56.8	$—	$—	100%	—
TriCor 145	54.5	61.6	67.7	(12)%	(9)%
Focalin XR/Ritalin LA	33.0	32.6	33.5	1%	(3)%
Verelan®	21.8	22.1	24.6	(1)%	(10)%
Naprelan	12.6	16.0	11.1	(21)%	44%
Skelaxin	5.9	34.9	39.7	(83)%	(12)%
Other	76.8	90.0	105.0	(15)%	(14)%

Total product revenue from the EDT business	261.4	257.2	281.6	2%	(9)%

Contract revenue:
Research revenue	8.2	8.2	15.5	—	(47)%
Milestone payments	4.5	10.5	2.1	(57)%	400%
Amortized fees	—	—	2.4	—	(100)%

Total contract revenue from the EDT business	12.7	18.7	20.0	(32)%	(7)%

Total revenue from the EDT business	$274.1	$275.9	$301.6	(1)%	(9)%

Manufacturing revenue and royalties comprise revenue earned from products we manufacture for clients and royalties earned principally on sales by clients of products that incorporate our technologies.

Manufacturing revenue and royalties increased 2% to $261.4 million in 2010 from our 2009 sales level and decreased 9% to $257.2 million in 2009 from our 2008 sales level. The increase in 2010 was primarily due to revenues from Ampyra, which was launched in March 2010, offset by expected reduced revenues from Skelaxin. In January 2010, the FDA approved Ampyra as a treatment to improve walking ability in patients with MS; this was demonstrated by an improvement in walking speed. The product was subsequently launched in the United States in March 2010. Ampyra, which is globally licensed to Acorda, is marketed and distributed in the United States by Acorda and if approved outside the United States will be marketed and distributed by Biogen Idec, Acorda’s sub-licensee, where it is called Fampyra (prolonged-release fampridine tablets). In January 2011, the CHMP of the EMA issued a negative opinion, recommending against approval of Fampyra in the European Union. Biogen Idec intends to appeal this opinion and request a re-examination of the decision by the CHMP. Biogen Idec also received a Notice of Deficiency from Health Canada for its application to sell Fampyra in Canada. EDT has the right to manufacture supplies of Ampyra for the global market at its Athlone, Ireland facility.

Potential generic competitors have challenged the existing patent protection for several of the products from which we earn manufacturing revenue and royalties. We and our clients defend our intellectual property rights vigorously. However, if these challenges are successful, our manufacturing revenue and royalties will be materially and adversely affected. As a result of the approval and launch of a generic form of Skelaxin in April 2010, EDT’s royalty revenue from this product has significantly declined.

The decrease in manufacturing revenue and royalties in 2009 was primarily due to the cessation of, or significantly decreased, promotional efforts by EDT’s clients in respect of Skelaxin and TriCor 145. Revenues were also impacted by the scheduled expiry of supply agreements for some smaller legacy products.

Except as noted above, no other single product accounted for more than 10% of our manufacturing revenue and royalties in 2010, 2009 or 2008. In 2010, 32% (2009: 47%; 2008: 47%) of these revenues consisted of royalties received on products that we do not manufacture.

In June 2008, a jury ruled in the U.S. District Court for the District of Delaware that Abraxis (since acquired by Celgene Corporation) had infringed a patent owned by us in relation to the application of our NanoCrystal technology to Abraxane. The judge awarded us $55 million, applying a royalty rate of 6% to sales of Abraxane from January 1, 2005 through June 13, 2008 (the date of the verdict). This award and damages associated with the continuing sales of the Abraxane product were subject to interest.

In February 2011, we entered into an agreement with Abraxis to settle this litigation. As part of the settlement agreement with Abraxis, we will receive $78.0 million in full and final settlement, which will be recognized on receipt. We will not receive future royalties in respect of Abraxane.

Contract revenue

Contract revenue was $12.7 million in 2010, $18.7 million in 2009 and $20.0 million in 2008. Contract revenue consists of research revenue, license fees and milestones arising from R&D activities we perform on behalf of third parties. The changes between years in contract revenue were primarily due to the level of external R&D projects and the timing of when the milestones are earned.

Cost of Sales

Cost of sales was $583.3 million in 2010, compared to $560.7 million in 2009 and $493.4 million in 2008. The gross profit margin was 50% in 2010 and 2009, and 51% in 2008. The gross margin increased by 6% in 2010 ($586.4 million), compared to 2009 ($552.3 million), and by 9% in 2009, compared to 2008 ($506.8 million). The increased gross margin in 2010 principally reflects higher sales of Tysabri and the Ampyra launch, which more than offset lower revenues from Maxipime, Azactam, Skelaxin and Prialt. The increased gross margin in 2009 principally reflected higher sales of Tysabri, which more than replaced lower revenues from Azactam and Maxipime.

The Tysabri gross profit margin of 47% in 2010 (2009: 45%; 2008: 42%) is impacted by the profit sharing and operational arrangements in place with Biogen Idec and reflects our gross margin on sales of the product in the United States of 39% in 2010 (2009: 37%; 2008: 37%), and our reported gross margin on ROW sales of 65% (2009: 63%; 2008: 58%). The increase in the gross margin in the United States reflects higher pricing, partially offset by the impact of healthcare reform. The ROW gross margin reflects our share of the profit or loss on ROW sales plus our directly incurred expenses on these sales, which are primarily comprised of royalties that we incur and are payable by us to third parties and are reimbursed by the collaboration; offset by the inclusion in cost of sales of these royalties.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses were $254.7 million in 2010, $268.2 million in 2009 and $292.7 million in 2008. The decrease of 5% in total SG&A expenses in 2010, compared to 2009, principally reflects reduced sales and marketing costs and amortization expense related to Prialt, along with continued cost control.

The decrease of 8% in total SG&A expenses in 2009, compared to 2008, principally reflects lower headcount from the reduction of support activities as a result of a redesign of the R&D organization in 2009 and lower legal litigation costs.

Research and Development Expenses

R&D expenses were $258.7 million in 2010, $293.6 million in 2009 and $323.4 million in 2008. The decrease of 12% in 2010, compared to 2009, primarily relates to the cost savings as a result of the divestment of the AIP in 2009. R&D expenses in 2009 included $92.3 million (2008: $114.3 million) in relation to the AIP. Excluding the AIP, R&D expenses increased by $57.4 million, principally reflecting increased investment in development activities related to Tysabri and EDT.

The decrease of 9% in 2009, compared to 2008, primarily relates to the cost savings as a result of the divestment of the AIP and the timing of spend on our key R&D programs. Excluding the AIP, R&D expenses decreased by 4% in 2009 compared to 2008.

The AIP was transferred to Janssen AI as part of the Johnson & Johnson Transaction in September 2009. Refer to Note 9 to the Consolidated Financial Statements for additional information on Janssen AI.

Settlement Reserve Charge

In December 2010, we finalized the agreement-in-principle with the U.S. Attorney’s Office for the District of Massachusetts to resolve all aspects of the U.S. Department of Justice’s investigation of sales and marketing practices for Zonegran, an antiepileptic prescription medicine that we divested in 2004.

Consistent with the terms of the agreement-in-principle announced in July 2010, we will pay $203.5 million pursuant to the terms of a global settlement resolving all U.S. federal and related state Medicaid claims and $203.7 million is held in an escrow account at December 31, 2010 to cover the settlement amount. During 2010, we recorded a $206.3 million reserve charge for the settlement, interest and related costs.

This resolution of the Zonegran investigation could give rise to other investigations or litigation by state government entities or private parties.

Net Gain on Divestment of Business

In 2010, we recorded a net gain of $1.0 million, as compared to a net gain of $108.7 million recorded for 2009, relating to the 2009 divestment of substantially all of Elan’s assets and rights related to our AIP collaboration with Wyeth (which has been acquired by Pfizer) to Janssen AI. These gains were calculated based upon the estimated fair value of the assets sold of $235.0 million, less their carrying value and transaction costs. Our equity interest in Janssen AI has been recorded as an equity method investment on the Consolidated Balance Sheet, and was initially recorded at its estimated fair value of $235.0 million.

The net gain of $108.7 million recorded in 2009 was calculated as follows (in millions):

Investment in Janssen AI	$235.0
Intangible assets(1)	(68.0)
Biologics and fill-finish impairment(2)	(41.2)
Transaction costs	(16.8)
Share based compensation	1.2
Other	(1.5)

Net gain on divestment of business	$108.7

(1)	Includes goodwill of $10.3 million allocated to the AIP business.

(2)	As a result of the disposal of the AIP business, we re-evaluated the longer term biologics manufacturing and fill-finish requirements, and consequently recorded a non-cash asset impairment charge related to these activities of $41.2 million.

For additional information relating to our equity method investment in Janssen AI, refer to Note 9 to the Consolidated Financial Statements. For additional information relating to our related party transactions with Janssen AI, refer to Note 31 to the Consolidated Financial Statements.

Other Net Charges

The principal items classified as other net charges include severance, restructuring and other costs, facilities and other asset impairment charges, legal settlements and awards, in-process research and development (IPR&D) costs, a net loss on divestment of the Prialt business, intangible asset impairment charges and the write-off of deferred transaction costs. These items have been treated consistently from period to period. We believe that disclosure of significant other charges is meaningful because it provides additional information in relation to analyzing certain items.

Other net charges for the years ended December 31 consisted of (in millions):

	2010	2009	2008

(a) Severance, restructuring and other costs	$19.6	$29.0	$21.2
(b) Facilities and other asset impairment charges	16.7	16.1	0.8
(c) Legal settlements and awards	12.5	(13.4)	4.7
(d) In-process research and development costs	6.0	5.0	—
(e) Divestment of Prialt business	1.5	—	—
(f) Intangible asset impairment charges	—	30.6	—
(g) Write-off of deferred transaction costs	—	—	7.5

Total other net charges	$56.3	$67.3	$34.2

(a) Severance, restructuring and other costs

During 2010 and 2009, we incurred severance and restructuring charges of $19.6 million and $29.0 million, respectively, principally associated with a realignment and restructuring of the R&D organization within our BioNeurology business, and reduction of related support activities.

During 2008, we incurred severance, restructuring and other costs of $21.2 million related primarily to the realignment of our commercial activities in Tysabri for Crohn’s disease and the announced closure of our offices in New York and Tokyo, which occurred in the first half of 2009.

(b)	Facilities and other asset impairment charges

During 2010, we incurred facilities and other asset impairment charges of $16.7 million, which includes asset impairment charges of $11.0 million and lease charges of $5.7 million relating to a consolidation of facilities in South San Francisco as a direct result of the realignment of the BioNeurology business.

During 2009, we incurred facilities and other asset impairment charges of $16.1 million, principally comprised of an asset impairment charge of $15.4 million associated with the postponement of our biologics manufacturing activities in the first half of the year. In addition, following the disposal of the AIP business in September 2009, we re-evaluated the longer term biologics manufacturing requirements and the remaining carrying amount of these assets was written off. This impairment charge was recorded as part of the net gain on divestment of business recorded in 2009. For additional information on the net gain on divestment of business, refer to Note 6 to the Consolidated Financial Statements.

(c)	Legal settlements and awards

During 2010, we reached an agreement in principle with the direct purchaser class plaintiffs with respect to nifedipine. As part of the settlement, we agreed to pay $12.5 million in settlement of all claims associated with the litigation. On January 31, 2011, the U.S. District Court for the District of Columbia approved the settlement and dismissed the case.

In 2009, the net legal awards and settlement amount of $13.4 million was comprised of a legal award of $18.0 million received from Watson Pharmaceuticals, Inc. (Watson) and a legal settlement amount of $4.6 million in December 2009 relating to nifedipine antitrust litigation. The $18.0 million legal award primarily related to an agreement with Watson to settle litigation with respect to Watson’s marketing of a generic version of Naprelan. As part of the settlement, Watson stipulated that our patent at issue is valid and enforceable and that Watson’s generic formulations of Naprelan infringed our patent.

Following a settlement in late 2007 with the indirect purchaser class of the nifedipine antitrust litigation, in December 2009, we entered into a separate settlement agreement with the individual direct purchasers, resulting in a dismissal of this second segment of the litigation and the payment of a legal settlement amount of $4.6 million.

The legal settlement amount of $4.7 million, net of insurance coverage, in 2008 relates to several shareholder class action lawsuits, commencing in 1999 against Dura Pharmaceuticals, Inc. (Dura), one of our subsidiaries, and various then-current or former officers of Dura. The actions, which alleged violations of the U.S. federal securities laws, were consolidated and sought damages on behalf of a class of shareholders who purchased Dura common stock during a defined period. The settlement was finalized in 2009 without admission of fault by Dura.

(d)	In-process research and development costs

In December 2010, we modified our Collaboration Agreement with Transition and, in connection with this modification, Transition elected to exercise its opt-out right under the original agreement. Under this amendment, we agreed to pay Transition $9.0 million, which is included in IPR&D charges. The $9.0 million payment was made in January 2011. Under the modified Collaboration Agreement, Transition will be eligible to receive a further $11.0 million payment upon the commencement of the next ELND005 clinical trial, and will no longer be eligible to receive a $25.0 million milestone payment that would have been due upon the commencement of a Phase 3 trial for ELND005 under the terms of the original agreement.

As a consequence of Transition’s decision to exercise its opt-out right, it will no longer fund the development or commercialization of ELND005 and has relinquished its 30% ownership of ELND005 to us. Consistent with the terms of the original agreement, following its opt-out decision, Transition will be entitled to receive milestone payments of up to $93.0 million (in addition to the $11.0 million described above), along with tiered royalty payments on net sales of ELND005 ranging in percentage from a high single digit to the mid teens, depending on level of sales.

IPR&D charges in 2010 also include a credit of $3.0 million associated with the termination of the License Agreement with PharmatrophiX Inc. (PharmatrophiX). We recorded a $5.0 million IPR&D charge in 2009 upon entering into this agreement with PharmatrophiX.

(e)	Divestment of Prialt business

We divested our Prialt assets and rights to Azur in May 2010 and recorded a net loss on divestment of $1.5 million, which is comprised of total consideration of $14.6 million less the net book value of Prialt assets and transaction costs. Total consideration comprises cash proceeds received in 2010 of $5.0 million and the present value of deferred non-contingent consideration of $9.6 million. We are also entitled to receive additional performance-related milestones and royalties.

(f)	Intangible asset impairment charges

During 2009, we recorded a non-cash impairment charge of $30.6 million relating to the Prialt intangible asset. Prialt was launched in the United States in 2005. Revenues from this product did not meet expectations and, consequently, we revised our sales forecast for Prialt and reduced the carrying value of the intangible asset to $14.6 million as of December 31, 2009.

(g)	Write-off of deferred transaction costs

During 2008, we wrote off $7.5 million of deferred transaction costs related to the completed evaluation of the strategic options associated with the potential separation of our EDT business.

Net Interest Expense

Net interest expense was $117.8 million in 2010, $137.9 million in 2009 and $132.0 million in 2008.

The decrease of 15% in the net interest expense in 2010 compared to 2009 is primarily due to debt refinancing transactions in 2009 and 2010. During 2009 and 2010, we repaid or refinanced $1.3 billion in debt as follows (in millions):

	2009	2010	Total

7.75% Notes	$(850.0)	$—	$(850.0)
Floating Rate Notes due 2011	—	(300.0)	(300.0)
Floating Rate Notes due 2013	—	(139.5)	(139.5)
8.875% Notes	—	(15.5)	(15.5)

Total aggregate principal amount of debt redeemed	(850.0)	(455.0)	(1,305.0)

8.75% Notes issued October 2009	625.0	—	625.0
8.75% Notes issued August 2010	—	200.0	200.0

Total aggregate principal amount of debt issued	625.0	200.0	825.0

Net reduction in total aggregate principal amount of debt	$(225.0)	$(255.0)	$(480.0)

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

Net Loss on Equity Method Investment

In September 2009, Janssen AI, a newly formed subsidiary of Johnson & Johnson, acquired substantially all of the assets and rights related to our AIP collaboration with Wyeth (which has been acquired by Pfizer). In consideration for the transfer of these assets and rights, we received a 49.9% equity interest in Janssen AI. We are entitled to a 49.9% share of the future profits of Janssen AI and certain royalty payments upon the commercialization of products under the AIP collaboration. Johnson & Johnson also committed to fund up to an initial $500.0 million towards the further development and commercialization of AIP to the extent the funding is required by the collaboration. Our equity interest in Janssen AI is recorded as an equity method investment on the Consolidated Balance Sheet at a carrying value at December 31, 2010 of $209.0 million (2009: $235.0 million). The carrying value is comprised of our proportionate 49.9% share of Janssen’s AIP assets (2010: $117.3 million; 2009: $117.3 million) and our proportionate 49.9% interest in the Johnson & Johnson contingent funding commitment (2010: $91.7 million; 2009: $117.7 million).

Our proportionate interest in the Johnson & Johnson contingent funding commitment was remeasured as of December 31, 2010 and 2009 to reflect changes in the probability that the cash will be spent and thereby give rise to the expected cash flows under the commitment, and to reflect the time value of money. The remeasurement of our proportionate interest in the Johnson & Johnson contingent funding commitment as of December 31, 2010, resulted in an increase in the carrying value of our equity method investment of $59.9 million (2009: $24.6 million). The following table sets forth the computation of the net loss on equity method investment for the years ended December 31 (in millions):

	2010	2009

Net loss reported by Janssen AI	$172.1	$49.2

Elan’s 49.9% proportionate interest of Janssen AI’s reported net loss	$85.9	$24.6
Remeasurement of Elan’s 49.9% proportionate interest in Johnson & Johnson funding commitment	(59.9)	(24.6)

Net loss on equity method investment reported in the Consolidated Statement of Operations	$26.0	$—

Net Investment (Gains)/Losses

Net investment gains were $12.8 million in 2010, compared to net gains of $0.6 million in 2009 and net losses of $21.8 million in 2008.

The net investment gains in 2010 include a gain of $7.9 million related to a recovery realized on a previously impaired investment in auction rate securities (ARS) and gains on disposal of investment securities of $4.9 million.

The net investment gains in 2009 primarily related to gains realized from a fund that had previously been reclassified from cash equivalents to investments due to dislocations in the capital markets. We fully redeemed our remaining holding in this fund during 2009.

The net investment losses in 2008 were primarily comprised of impairment charges of $20.2 million and $1.0 million in net realized losses on the sale of investment securities. We did not record any impairment charges in relation to investment securities during 2010 and 2009. In 2008, we recorded a net impairment charge of $10.9 million related to an investment in the fund described above. The remaining impairment charges in 2008 were comprised of $6.0 million related to an investment in ARS and $3.3 million related to various investments in emerging pharmaceutical and biotechnology companies.

At December 31, 2010, we had, at face value, $11.4 million (2009: $11.4 million) of principal invested in ARS, held at a carrying amount of $0.2 million (2009: $0.4 million), which represents interests in collateralized debt obligations with long-term maturities through 2043 supported by U.S. residential mortgages, including sub-prime mortgages. At December 31, 2010, the estimated fair value of the ARS was $0.2 million (2009: $0.4 million). While interest continues to be paid by the issuers of the ARS, due to the significant and prolonged decline in the fair value of the ARS below their carrying amount, we concluded that these securities experienced an other-than-temporary decline in fair value and have recorded cumulative impairment charges of $11.0 million (including $6.0 million in 2008). We did not record an impairment charge relating to the ARS in 2010 or 2009. As described above, during 2010 we recorded a gain of $7.9 million related to a recovery realized on the ARS. Since our initial investment of $11.4 million was made in July 2007, we have received a total of $9.0 million in cash (interest and realized recovery) through December 31, 2010.

The framework used for measuring the fair value of our investment securities, including the ARS, is described in Note 27 to the Consolidated Financial Statements.

In 2008, the $1.0 million in net losses on the sale of investment securities includes losses of $1.4 million associated with the disposal of the fund described above.

Net Charge on Debt Retirement

During 2010, we redeemed the Floating Rate Notes due 2011 in full and partially redeemed the 8.875% senior fixed rate notes due December 1, 2013 (8.875% Notes) and Floating Rate Notes due 2013. We recorded a net charge on debt retirement of $3.0 million, relating to the write-off of unamortized deferred financing costs associated with these notes.

During 2009, we redeemed the 7.75% senior fixed rate notes due November 15, 2011 (7.75% Notes) in full and recorded a net charge on debt retirement of $24.4 million, comprised of an early redemption premium of $16.4 million, the write-off of unamortized deferred financing costs of $6.7 million and transaction costs of $1.3 million.

Provision for/(Benefit from) Income Taxes

We had a net tax provision of $2.1 million for 2010, compared to a net tax provision of $46.4 million in 2009 and a net tax benefit of $226.3 million for 2008.

The overall tax provision for 2010 was $4.5 million (2009: $50.0 million provision; 2008: $228.7 million benefit). Of this amount, $2.4 million was deducted from shareholders’ equity (2009: $3.6 million deducted; 2008: $2.4 million added) to reflect the net shortfalls related to equity awards. The remaining $2.1 million provision (2009: $46.4 million provision; 2008: $226.3 million benefit) is allocated to ordinary activities.

The 2010 tax provision reflects state taxes, income derived from Irish Patents, other taxes at standard rates in jurisdictions in which we operate, foreign withholding tax and includes a deferred tax expense of $0.1 million for 2010 (2009: $36.8 million expense; 2008: $236.6 million benefit).

We released $236.6 million of the U.S. valuation allowance during 2008. A valuation allowance is required for DTAs if, based on available evidence, it is more likely than not that all or some of the asset will not be realized due to the inability to generate sufficient future taxable income. Previously, because of cumulative losses in the year ended December 31, 2007 and the two preceding years, we determined it was necessary to maintain a valuation allowance against substantially all of our net DTAs, as the cumulative losses in recent years represented a significant piece of negative evidence. However, as a result of the U.S. business generating cumulative earnings for the three years ended December 31, 2008 and projected recurring U.S. profitability arising from the continued growth of the BioNeurology business in the United States, there was evidence to support the generation of sufficient future taxable income to conclude that most U.S. DTAs are more likely than not to be realized in future years. Our U.S. business carries out a number of activities that are remunerated on a cost-plus basis, therefore future U.S. profitability is expected. As part of our assessment in 2010 we updated our detailed future income forecasts for the U.S. business, which cover the period through 2020 and demonstrate significant future recurring profitability. The cumulative level of taxable income required to realize the federal DTAs is approximately $0.9 billion and approximately $1.4 billion to realize the state DTAs. The quantum of projected earnings is in excess of the pre-tax income necessary to realize the DTAs. The DTAs’ recoverability is not dependent on material improvements over present levels of pre-tax income for the U.S. business, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other non-routine transactions. In weighing up the positive and negative evidence for releasing the valuation allowance we considered future taxable income exclusive of reversing temporary differences and carry-forwards; the timing of future reversals of existing taxable temporary differences; the expiry dates of operating losses and tax credit carry-forwards and various other factors which may impact on the level of future profitability in the United States. Accordingly, there was no need to materially alter our valuation allowance in the United States during 2010.

Adjusted EBITDA — Non-GAAP Financial Information

	2010	2009	2008
	(In millions)

Net loss	$(324.7)	$(176.2)	$(71.0)
Net interest expense	117.8	137.9	132.0
Provision for/(benefit from) income taxes	2.1	46.4	(226.3)
Depreciation and amortization	63.3	75.0	70.1
Amortized fees, net	(0.3)	(0.2)	(2.5)

EBITDA	(141.8)	82.9	(97.7)
Share-based compensation	30.5	31.0	46.0
Settlement reserve charge	206.3	—	—
Net gain on divestment of business	(1.0)	(108.7)	—
Other net charges	56.3	67.3	34.2
Net loss on equity method investment	26.0	—	—
Net investment (gains)/losses	(12.8)	(0.6)	21.8
Net charge on debt retirement	3.0	24.4	—

Adjusted EBITDA	$166.5	$96.3	$4.3

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) is a non-GAAP measure of operating results. Elan’s management use this measure to evaluate our operating performance and is among the factors considered as a basis for our planning and forecasting for future periods. We believe that Adjusted EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions.

Adjusted EBITDA is defined as net income or loss plus or minus net interest expense, provision for/(benefit from) income tax, depreciation and amortization of costs and revenue, share-based compensation, settlement reserve charge, net gain on divestment of business, other net charges, net loss on equity method investment, net investment gains and losses and net charge on debt retirement. Adjusted EBITDA is not presented as, and should not be considered an alternative measure of, operating results or cash flows from operations, as determined in accordance with U.S. GAAP. A reconciliation of Adjusted EBITDA to net loss is set out in the table above.

In 2010, we reported Adjusted EBITDA of $166.5 million, compared to Adjusted EBITDA of $96.3 million in 2009. The improvement reflects the 5% increase in revenue, improved operating margins and a 9% decrease in combined SG&A and R&D expenses.

In 2009, we reported Adjusted EBITDA of $96.3 million, compared to Adjusted EBITDA of $4.3 million in 2008. The improvement reflects the 11% increase in revenue and the resulting increase in gross margin, combined with the 9% decrease in combined SG&A and R&D expenses, and reflected the significant operating leverage associated with Tysabri, where our recorded revenues increased 30% to $724.3 million for 2009 from $557.1 million for 2008.

SEGMENT ANALYSIS

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (CODM). Our CODM has been identified as Mr. G. Kelly Martin, chief executive officer (CEO). Our business is organized into two business units: BioNeurology and EDT, and our CEO reviews the business from this perspective. BioNeurology engages in research, development and commercial activities primarily in the areas of Alzheimer’s disease, Parkinson’s disease and MS. EDT develops and manufactures innovative pharmaceutical products that deliver clinically meaningful benefits to patients, using its extensive experience and proprietary drug technologies in collaboration with pharmaceutical companies.

Segment performance is evaluated based on operating income/(loss) and Adjusted EBITDA. The same accounting principles used for the Group as a whole are applied to segment reporting. Inter-segment pricing is determined on an arm’s length basis.

For additional information on our current operations, refer to Item 4B. “Business Overview.”

Analysis of Results of Operations by Segment

BIONEUROLOGY (in millions)

				% Increase/(Decrease)
	2010	2009	2008	2010/2009	2009/2008

Product revenue	$894.6	$837.1	$698.6	7%	20%
Contract revenue	1.0	—	—	100%	—

Total revenue	895.6	837.1	698.6	7%	20%
Cost of sales	464.9	444.4	369.7	5%	20%

Gross margin	430.7	392.7	328.9	10%	19%
Operating expenses:
Selling, general and administrative expenses	215.8	232.3	248.2	(7)%	(6)%
Research and development expenses	205.0	246.1	275.8	(17)%	(11)%
Settlement reserve charge	206.3	—	—	100%	—
Net gain on divestment of business	(1.0)	(108.7)	—	(99)%	100%
Other net charges	54.0	61.6	34.2	(12)%	80%

Total operating expenses	680.1	431.3	558.2	58%	(23)%

Segment operating loss	$(249.4)	$(38.6)	$(229.3)	546%	(83)%

Segment Adjusted EBITDA	$62.7	$(20.9)	$(125.5)	(400)%	(83)%

Reconciliation of segment operating loss to segment Adjusted EBITDA (in millions)

				% Increase/(Decrease)
	2010	2009	2008	2010/2009	2009/2008

Segment operating income	$(249.4)	$(38.6)	$(229.3)	546%	(83)%
Depreciation and amortization	30.3	41.2	33.5	(26)%	23%
Amortized fees, net	(0.1)	(0.2)	—	(50)%	100%
Share-based compensation expense	22.6	23.8	36.1	(5)%	(34)%
Settlement reserve charge	206.3	—	—	100%	—
Net gain on divestment of business	(1.0)	(108.7)	—	(99)%	100%
Other net charges	54.0	61.6	34.2	(12)%	80%

Segment Adjusted EBITDA	$62.7	$(20.9)	$(125.5)	(400)%	(83)%

Total Revenue

Refer to page 43 for additional discussion on revenue from our BioNeurology business.

Cost of Sales

Cost of sales was $464.9 million in 2010, compared to $444.4 million in 2009 and $369.7 million in 2008. The gross profit margin was 48% in 2010, 47% in both 2009 and 2008. The gross margin increased by 10% in 2010 ($430.7 million), compared to 2009 ($392.7 million), and by 19% in 2009, compared to 2008 ($328.9 million). The increased gross margins in 2010 and 2009 principally reflects higher sales of Tysabri, which more than offset lower revenues from Maxipime, Azactam and Prialt.

Selling, General and Administrative Expenses

SG&A expenses were $215.8 million in 2010, $232.3 million in 2009 and $248.2 million in 2008.

The decrease of 7% in total SG&A expenses in 2010, compared to 2009, principally reflects reduced sales and marketing costs and amortization expense related to Prialt, along with continued cost control.

The decrease of 6% in total SG&A expenses in 2009, compared to 2008, principally reflects lower headcount from the reduction of support activities.

Research and Development Expenses

R&D expenses were $205.0 million in 2010, $246.1 million in 2009 and $275.8 million in 2008.

The decrease of 17% in 2010, compared to 2009, primarily relates to the cost savings as a result of the divestment of AIP in 2009. R&D expenses in 2009 included $92.3 million (2008: $114.3 million) in relation to AIP. Excluding the AIP, R&D expenses increased by 33% in 2010 compared to 2009, principally reflecting increased investment in development activities related to Tysabri.

The decrease of 11% in 2009, compared to 2008, primarily relates to the cost savings as a result of divestment of the AIP and the timing of spend in our key R&D programs. Excluding the AIP, R&D expenses decreased by 5% compared to 2008.

The AIP was transferred to Janssen AI as part of the Johnson & Johnson Transaction in September 2009. Refer to Note 9 to the Consolidated Financial Statements for additional information on Janssen AI.

Net Gain on Divestment of Business

Refer to page 48 for the discussion of the net gain on divestment of business.

Other Net Charges

	2010	2009	2008
	(In millions)

(a) Severance, restructuring and other costs	$17.3	$23.3	$21.2
(b) Facilities and other asset impairment charges	16.7	16.1	0.8
(c) Legal settlements and awards	12.5	(13.4)	4.7
(d) In-process research and development costs	6.0	5.0	—
(e) Divestment of Prialt business	1.5	—	—
(f) Intangible asset impairment charges	—	30.6	—
(g) Write-off of deferred transaction costs	—	—	7.5

Total other net charges	$54.0	$61.6	$34.2

Refer to page 48 for additional discussion on other net charges from our BioNeurology business.

ELAN DRUG TECHNOLOGIES (in millions)

				% Increase/(Decrease)
	2010	2009	2008	2010/2009	2009/2008

Product revenue	$261.4	$257.2	$281.6	2%	(9)%
Contract revenue	12.7	18.7	20.0	(32)%	(7)%

Total revenue	274.1	275.9	301.6	(1)%	(9)%
Cost of sales	118.4	116.3	123.7	2%	(6)%

Gross margin	155.7	159.6	177.9	(2)%	(10)%
Operating expenses:
Selling, general and administrative expenses	38.9	35.9	44.5	8%	(19)%
Research and development expenses	53.7	47.5	47.6	13%	—
Other net charges	2.3	5.7	—	(60)%	100%

Total operating expenses	94.9	89.1	92.1	7%	(3)%

Segment operating income	$60.8	$70.5	$85.8	(14)%	(18)%

Segment Adjusted EBITDA	$103.8	$117.2	$129.8	(11)%	(10)%

Reconciliation of segment operating income to segment Adjusted EBITDA (in millions)

				% Increase/(Decrease)
	2010	2009	2008	2010/2009	2009/2008

Segment operating income	$60.8	$70.5	$85.8	(14)%	(18)%
Depreciation and amortization	33.0	33.8	36.6	(2)%	(8)%
Amortized fees, net	(0.2)	—	(2.5)	100%	(100)%
Share-based compensation expense	7.9	7.2	9.9	10%	(27)%
Other net charges	2.3	5.7	—	(60)%	100%

Segment Adjusted EBITDA	$103.8	$117.2	$129.8	(11)%	(10)%

Total Revenue

Refer to page 46 for additional discussion on revenue from our EDT business.

Cost of Sales

Cost of sales was $118.4 million in 2010, compared to $116.3 million in 2009 and $123.7 million in 2008. The gross profit margin was 57% in 2010, 58% in 2009 and 59% in 2008. The gross margin decreased by 2% in 2010 ($155.7 million), compared to 2009 ($159.6 million), and by 10% in 2009, compared to 2008 ($177.9 million). The decreased gross margin in 2010 principally reflects lower revenues from Skelaxin and TriCor 145, offset by the Ampyra launch. The decreased gross margin in 2009 was primarily due to the reduction in manufacturing revenue and royalties. In 2010, our royalties on products that we do not manufacture were 32% of total manufacturing revenue and royalties (2009: 47%; 2008: 47%).

Selling, General and Administrative Expenses

SG&A expenses were $38.9 million in 2010, $35.9 million in 2009 and $44.5 million in 2008. The increase of 8% in SG&A expenses in 2010, compared to 2009 is primarily due to higher legal costs. The decrease of 19% in SG&A expenses in 2009, compared to 2008, principally reflects the continued cost control and lower litigation costs.

Research and Development Expenses

R&D expenses were $53.7 million in 2010, $47.5 million in 2009 and $47.6 million in 2008. The increase in R&D expenses of 13% in 2010, compared to 2009, is primarily attributable to increased investment in development activities. The levels of spend were consistent in 2009 and 2008.

Other Net Charges

During 2010, we incurred severance, restructuring and other costs of $2.3 million (2009: $5.7 million; 2008: $Nil), arising from the realignment of resources to meet our business structure.

B.	Liquidity and Capital Resources

Cash and Cash Equivalents, Liquidity and Capital Resources

Our liquid and capital resources at December 31 were as follows (in millions):

			Increase/
	2010	2009	(Decrease)

Cash and cash equivalents	$422.5	$836.5	(49)%
Restricted cash and cash equivalents — current(1)	208.2	16.8	1139%
Investment securities — current	2.0	7.1	(72)%
Shareholders’ equity	194.3	494.2	(61)%
Total aggregate principal amount of debt(2)	1,285.0	1,540.0	(17)%

(1)	Current restricted cash and cash equivalents includes $203.7 million held in an escrow account in relation to the Zonegran settlement.

(2)	Refer to Note 22 to the Consolidated Financial Statements for a reconciliation of the aggregate principal amount of the debt to the carrying amount.

We have historically financed our operating and capital resource requirements through cash flows from operations, sales of investment securities and borrowings. We consider all highly liquid deposits with a maturity on acquisition of three months or less to be cash equivalents. Our primary source of funds as of December 31, 2010, consisted of cash and cash equivalents of $422.5 million, which excludes current restricted cash of $208.2 million, and current investment securities of $2.0 million. Cash and cash equivalents primarily consist of bank deposits and holdings in U.S. Treasuries funds.

At December 31, 2010, our shareholders’ equity was $194.3 million, compared to $494.2 million at December 31, 2009. The decrease is primarily due the net loss incurred during the year. The net loss for 2010 included the $206.3 million settlement reserve charge and the $26.0 million net loss on equity method investment.

Refer to Note 5 to the Consolidated Financial Statements and Note 9 to the Consolidated Financial Statements respectively, for additional information on these items.

During 2010, we completed the offering of $200.0 million in aggregate principal amount of the 8.75% senior fixed rate notes due October 15, 2016 (8.75% Notes issued August 2010). These new notes carry a coupon of 8.75% per year, payable semi-annually in arrears beginning October 15, 2010 and have substantially the same terms as those of the 8.75% senior fixed rate notes due October 15, 2016, that were issued in October 2009 (8.75% Notes issued October 2009) (the 8.75% Notes issued October 2009, together with the 8.75% Notes issued August 2010, the “8.75% Notes”).

Using the proceeds of the 8.75% Notes issued August 2010 offering and existing cash, on September 17, 2010, we redeemed all of the outstanding Floating Rate Notes due 2011 of which $300.0 million in principal amount was outstanding. Under the terms of our debt covenants, we were required to apply some of the proceeds received from the September 17, 2009 transaction with Johnson & Johnson to make a pro-rata offer to repurchase a portion of our debt at par. Accordingly, on August 30, 2010, we offered to purchase up to $186.0 million in aggregate principal amount of Floating Rate Notes due 2013 and 8.875% Notes in accordance with the terms of the indenture governing these notes, at a purchase price of 100% of the principal amount thereof, plus accrued and unpaid interest to the date of payment. The offer closed on September 30, 2010 and holders of $139.5 million in principal amount of the Floating Rate Notes due 2013 tendered their notes and holders of $15.5 million in principal amount of the 8.875% Notes tendered their notes.

Following the completion of the offering of $200.0 million of the 8.75% Notes issued August 2010, the full redemption of the Floating Rate Notes due 2011, and the purchase of the Floating Rate Notes due 2013 and the 8.875% Notes, the aggregate principal amount of our total debt was reduced by 17%, from $1,540.0 million at December 31, 2009 to $1,285.0 million at December 31, 2010, of which $460.0 million is due in November 2013 and the balance in October 2016.

We believe that we have sufficient current cash, liquid resources, realizable assets and investments to meet our liquidity requirements for at least the next 12 months. Longer term liquidity requirements and debt repayments will need to be met out of available cash resources, future operating cash flows, financial and other asset realizations and future financing. However, events, including a material deterioration in our operating performance as a result of our inability to sell significant amounts of Tysabri, material adverse legal judgments, fines, penalties or settlements arising from litigation or governmental investigations, failure to successfully develop and receive marketing approval for products under development (in particular, bapineuzumab) or the occurrence of other circumstances or events described under Item 3D. “Risk Factors,” could materially and adversely affect our ability to meet our longer term liquidity requirements.

We commit substantial resources to our R&D activities, including collaborations with third parties such as Biogen Idec for the development of Tysabri. We expect to commit significant cash resources to the development and commercialization of products in our development pipeline.

We continually evaluate our liquidity requirements, capital needs and availability of resources in view of, among other things, alternative uses of capital, debt service requirements, the cost of debt and equity capital and estimated future operating cash flow. We may raise additional capital; restructure or refinance outstanding debt; repurchase material amounts of outstanding debt (including the 8.875% Notes, the Floating Rate Notes due 2013 and the 8.75% Notes); consider the sale of interests in subsidiaries, investment securities or other assets or the rationalization of products; or take a combination of such steps or other steps to increase or manage our liquidity and capital resources. Any such actions or steps, including any repurchase of outstanding debt, could be material. In the normal course of business, we may investigate, evaluate, discuss and engage in future company or product acquisitions, capital expenditures, investments and other business opportunities. In the event of any future acquisitions, capital expenditures, investments or other business opportunities, we may consider using available cash or raising additional capital, including the issuance of additional debt.

Cash Flow Summary

The components of the net (decrease)/increase in cash and cash equivalents at December 31 were as follows (in millions):

	2010	2009	2008

Net cash provided by/(used in) operating activities	$68.2	$(86.3)	$(194.3)
Net cash (used in)/provided by investing activities	(216.0)	(56.8)	94.5
Net cash (used in)/provided by financing activities	(266.1)	604.1	51.5
Effect of exchange rate changes on cash	(0.1)	0.2	0.1

Net (decrease)/increase in cash and cash equivalents	(414.0)	461.2	(48.2)

Cash and cash equivalents at beginning of year	836.5	375.3	423.5

Cash and cash equivalents at end of year	$422.5	$836.5	$375.3

Operating Activities

The components of net cash provided by/(used in) operating activities at December 31 were as follows (in millions):

	2010	2009	2008

Adjusted EBITDA	$166.5	$96.3	$4.3
Net interest and tax	(114.5)	(141.9)	(135.3)
Divestment of business	1.0	(18.5)	—
Other net charges	(42.8)	(18.8)	(31.5)
Working capital decrease/(increase)	58.0	(3.4)	(31.8)

Net cash provided by/(used in) operating activities	$68.2	$(86.3)	$(194.3)

Net cash provided by operating activities was $68.2 million in 2010 (2009: used $86.3 million; 2008: used $194.3 million).

The net cash inflow from Adjusted EBITDA of $166.5 million in 2010 is driven by the 5% increase in revenue, the improved operating margins and the 9% decrease in combined SG&A and R&D expenses.

The improvement in net cash inflow from Adjusted EBITDA from $4.3 million in 2008 to $96.3 million in 2009 reflected the 11% increase in revenue and the resulting increase in gross margin, combined with the 9% decrease in combined SG&A and R&D expenses, and reflected the significant operating leverage associated with Tysabri, where our reported revenues increased 30% to $724.3 million for 2009 from $557.1 million for 2008.

Net interest and tax are discussed further on page 50 for net interest expense and on page 52 for income taxes. The interest and tax expenses within net cash used in operating activities exclude net non-cash charges of $5.4 million in 2010 (2009: charges of $42.4 million; 2008: gains of $229.6 million), comprised of net non-cash interest expenses of $5.3 million in 2010 (2009: $5.6 million; 2008: $4.9 million) and a net non-cash tax charge of $0.1 million (2009: charge of $36.8 million; 2008: benefit of $234.5 million).

The divestment of business gain of $1.0 million includes the release of accruals for transaction costs associated with the divestment of the AIP business which took place in 2009. The charge of $18.5 million in 2009 includes the transaction costs and other cash charges related to the divestment of AIP.

The other net charges of $42.8 million in 2010 (2009: $18.8 million; 2008: $31.5 million) were principally related to the other net charges described on pages 48 to 50, adjusted to exclude non-cash other charges of $13.5 million in 2010 (2009: $48.5 million; 2008: $2.7 million).

The working capital decrease in 2010 of $58.0 million was primarily driven by a significant increase in accruals, principally related to the increase in accrued rebates due to changes as a result of U.S. healthcare reform and an amount payable to Transition relating to an amendment to the Collaboration Agreement, and a decrease in inventories primarily related to lower levels of EDT finished goods inventory and discontinuation of Maxipime in 2010. The working capital increase in 2009 of $3.4 million was principally due to increased Tysabri sales, partially offset by a decrease in royalty receivables due to the timing of payments. The working capital increase in 2008 of $31.8 million was primarily driven by the increase in Tysabri sales.

Investing Activities

Net cash used in investing activities was $216.0 million in 2010. The primary component of cash used in investing activities was the increase in restricted cash in the year, which includes a transfer of $203.7 million into restricted cash in respect of the Zonegran settlement. Also included in investing activities are capital expenditures of $44.5 million, partially offset by investment disposal proceeds of $16.4 million and business disposal proceeds of $4.3 million.

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

Financing Activities

Net cash used by financing activities of $266.1 million in 2010 was primarily comprised of outflows of $300.0 million related to the redemption of the Floating Rate Notes due in 2011 and $155.0 million related to the partial redemption of the 2013 Notes, partially offset by proceeds from the issuance of $200.0 million (net of transaction costs of $12.9 million) of the 8.75% Notes issued August 2010.

Net cash provided by financing activities of $604.1 million in 2009 was primarily comprised of net proceeds of $868.0 million (net of $17.0 million in transaction costs) from the investment by Johnson & Johnson, and the net proceeds of $603.0 million (net of $22.0 million in transaction costs and original issue discount) from the issuance of the 8.75% Notes issued October 2009, partially offset by total payments of $867.8 million (including $17.8 million of an early redemption premium and transaction costs) related to the early redemption of the 7.75% Notes.

Net cash provided by financing activities of $51.5 million in 2008 was primarily comprised of the net proceeds from employee stock issuances of $50.0 million.

Debt Facilities

At December 31, 2010, we had total outstanding debt with an aggregate principal amount of $1,285.0 million, which consisted of the following (in millions):

8.875% Notes	$449.5
Floating Rate Notes due 2013	10.5
8.75% Notes issued October 2009	625.0
8.75% Notes issued August 2010	200.0

Total	$1,285.0

Our substantial indebtedness could have important consequences to us. For example, it does or could:

•	Increase our vulnerability to general adverse economic and industry conditions;

•	Require us to dedicate a substantial portion of our cash flow from operations to payments on indebtedness, thereby reducing the availability of our cash flow to fund R&D, working capital, capital expenditures, acquisitions, investments and other general corporate purposes;

•	Limit our flexibility in planning for, or reacting to, changes in our businesses and the markets in which we operate;

•	Place us at a competitive disadvantage compared to our competitors that have less debt; and

•	Limit our ability to borrow additional funds.

During 2010, as of December 31, 2010, and, as of the date of filing of this Form 20-F, we were not in violation of any of our debt covenants. For additional information regarding our outstanding debt, refer to Note 22 to the Consolidated Financial Statements.

Commitments and Contingencies

For information regarding commitments and contingencies, refer to Notes 29 and 30 to the Consolidated Financial Statements.

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

Our research activities are aimed at developing new drug products, new drug delivery processes or technologies, or in bringing about a significant improvement to existing drugs. Our development activities involve the translation of our research into potential new drugs, designs for new processes or technologies, or for a significant improvement to existing drugs. R&D activities may be performed post-regulatory approval of drug products as required by regulators, to provide additional evidence as to the efficacy and safety of a product, to expand the indications for a product, or with the aim of significantly improving the approved product.

R&D expenses include personnel, materials, equipment and facilities costs that are allocated to clearly related R&D activities. The amortization of intangible assets used in R&D activities and the costs of intangibles that are purchased from others for a particular R&D project and that have no alternative future uses are also included in R&D expenses.

BioNeurology

The following table sets forth the R&D expenses incurred for our significant BioNeurology programs (those programs that have advanced to at least Phase 2 development with one or more compounds) and other

BioNeurology R&D expenses for the years ended December 31, 2010, 2009 and 2008, and the cumulative amounts to date (in millions):

				Cumulative
	2010	2009	2008	to date(1)

Tysabri	$71.4	$35.8	$43.5	$699.3
Aggregation inhibitor (ELND005, with Transition)	20.3	21.9	26.9	91.4
Other R&D(2)	113.3	96.1	91.1

	205.0	153.8	161.5
AIP(3)	—	92.3	114.3	356.9

Total BioNeurology	$205.0	$246.1	$275.8

(1)	Cumulative R&D costs to date include the costs incurred from the date when these individual programs have been separately tracked in preclinical development. Expenditures in the early discovery stage are not tracked by program and accordingly have been excluded from these cumulative amounts.

(2)	Other R&D is comprised of programs related principally to the potential treatment of central nervous system (CNS) diseases that have not yet entered Phase 2 development.

(3)	As part of the Johnson & Johnson Transaction in September 2009, Janssen AI acquired substantially all of our assets and rights related to AIP.

EDT

The following table sets forth (in millions) the R&D expenses incurred for each significant category of R&D activity for EDT for the years ended December 31, 2010, 2009 and 2008, namely: client projects; proprietary projects; and technology and equipment development. R&D work performed for client projects typically involves the application of EDT technologies to client-owned compounds, and is generally funded by these clients through research revenues, milestone payments and, if successfully developed and approved, manufacturing and/or royalty revenues. Proprietary projects are self-funded and normally involve EDT applying its technologies to selectively develop product candidates. Our technology and equipment development projects are focused on improving our core technology offerings and exploring new areas of drug delivery technology.

	2010	2009	2008

Client	$14.4	$18.9	$22.3
Proprietary	24.2	18.1	15.1
Technology and equipment	15.1	10.5	10.2

Total EDT	$53.7	$47.5	$47.6

For further for information on our R&D, Patents and Licenses, etc., see Item 4B. “Business Overview”.

D.	Trend Information

See Item 4B. “Business Overview” and Item 5A. “Operating Results” for trend information.

E.	Off-Balance Sheet Arrangements

As of December 31, 2010, we have no unconsolidated special purpose financing or partnership entities or other off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, that are material to investors.

F.	Tabular Disclosure of Contractual Obligations

The following table sets out (in millions), at December 31, 2010, our main contractual obligations due by period for debt principal and interest repayments and capital and operating leases. These represent the major contractual, future payments that may be made by Elan. The table does not include items such as expected capital expenditures on plant and equipment or future investments in financial assets. As of December 31, 2010, the directors had authorized capital expenditures, which had been contracted for, of $8.0 million (2009: $6.2 million), primarily related to leasehold improvements for our buildings in South San Francisco and plant and equipment additions for our manufacturing facility in Athlone. As of December 31, 2010, the directors had authorized capital expenditures, which had not been contracted for, of $12.5 million (2009: $26.1 million).

		Less than	1-3	3-5	More Than
	Total	1 Year	Years	Years	5 Years

8.875% Notes	$449.5	$—	$449.5	$—	$—
Floating Rate Notes due 2013	10.5	—	10.5	—	—
8.75% Notes issued October 2009	625.0	—	—	—	625.0
8.75% Notes issued August 2010	200.0	—	—	—	200.0

Total debt principal obligations	$1,285.0	$—	$460.0	$—	$825.0
Debt interest payments(1)	535.9	112.5	221.8	144.4	57.2
Operating lease obligations	249.6	32.6	54.4	35.3	127.3

Total contractual obligations	$2,070.5	$145.1	$736.2	$179.7	$1,009.5

(1)	The Floating Rate Notes due 2013 bear interest at a rate, adjusted quarterly, equal to three-month London Interbank Offer Rate plus 4.125%. To calculate our estimated future interest payment obligations, we used the London Interbank Offer Rate at December 31, 2010.

On September 17, 2009, Janssen AI, a newly formed subsidiary of Johnson & Johnson, completed the acquisition of substantially all of our assets and rights related to the AIP. In addition, Johnson & Johnson, through its affiliate Janssen Pharmaceutical, invested $885.0 million in exchange for newly issued ADRs of Elan, representing 18.4% of our outstanding Ordinary Shares at the time. Johnson & Johnson also committed to fund up to $500.0 million towards the further development and commercialization of the AIP. As of December 31, 2010, the remaining balance of the Johnson & Johnson $500.0 million funding commitment was $272.0 million (2009: $451.0 million), which reflects the $179.0 million utilized in 2010 (2009: $49.0 million). Any required additional expenditures in respect of Janssen AI’s obligations under the AIP collaboration in excess of the initial $500.0 million funding commitment will be funded by Elan and Johnson & Johnson in proportion to their respective shareholdings up to a maximum additional commitment of $400.0 million in total. Based on current spend levels, Elan anticipates that we may be called upon to provide funding to Janssen AI commencing in 2012. In the event that further funding is required beyond the $400.0 million, such funding will be on terms determined by the board of Janssen AI, with Johnson & Johnson and Elan having a right of first offer to provide additional funding. The table above does not reflect any amounts in relation to future funding that Elan may provide. In the event that either an AIP product reaches market and Janssen AI is in a positive operating cash flow position, or the AIP is terminated, before the initial $500.0 million funding commitment has been spent, Johnson & Johnson is not required to contribute the full $500.0 million.

In December 2010, we modified our Collaboration Agreement with Transition and, in connection with this modification, Transition elected to exercise its opt-out right under the original agreement. Under this amendment, we agreed to pay Transition $9.0 million, which is included in IPR&D charges. The $9.0 million payment was made in January 2011. Under the modified Collaboration Agreement, Transition will be eligible to receive a further $11.0 million payment upon the commencement of the next ELND005 clinical trial, and will no longer be eligible to receive a $25.0 million milestone that would have been due upon the commencement of a Phase 3 trial for ELND005 under the terms of the original agreement.

As a consequence of Transition’s decision to exercise its opt-out right, it will no longer fund the development or commercialization of ELND005 and has relinquished its 30% ownership of ELND005 to us. Consistent with the terms of the original agreement, following its opt-out decision, Transition will be entitled to receive milestone payments of up to $93.0 million (in addition to the $11.0 million described above), along with tiered royalty payments on net sales of ELND005 ranging in percentage from a high single digit to the mid teens, depending on level of sales.

At December 31, 2010, we had liabilities related to unrecognized tax benefits of $12.1 million (excluding total potential penalties and interest of $2.4 million). It is not possible to accurately assess the timing of or the amount of any settlement in relation to these liabilities.

At December 31, 2010, we had commitments to invest $3.4 million (2009: $4.6 million) in healthcare managed funds.

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

For information regarding the fair value of our debt, refer to Note 22 to the Consolidated Financial Statements.

Our debt ratings as of December 31, 2010 were as follows:

Moody’s
	Standard	Investors
	& Poor’s	Service

8.875% Notes	B	B2
Floating Rate Notes due 2013	B	B2
8.75% Notes issued October 2009	B	B2
8.75% Notes issued August 2010	B	B2

Item 6.	Directors, Senior Management and Employees.

Officers serve at the discretion of the board of directors. No director or officer has a family relationship with any other director or officer.

A.	Directors and Senior Management

Directors

Robert A. Ingram (68)

Date of Appointment
Position	to Board/Committee	Tenure as of December 31, 2010

Non-Executive Director	December 3, 2010	1 month
Chairman of the Board	January 26, 2011	Not applicable
Member of the Nominating and Governance Committee (NGC)	January 26, 2011	Not applicable

Mr. Ingram was appointed a director of Elan in December 2010, and assumed the role of chairman effective January 26, 2011. He is currently a general partner of Hatteras Venture Partners, LLC and has served as an advisor to the CEO of GlaxoSmithKline plc since January 2010. Mr. Ingram served as vice chairman pharmaceuticals of GlaxoSmithKline, acting as a special advisor to the corporate executive team from January 2003 until December 2009. He was chief operating officer and president, pharmaceutical operations of GlaxoSmithKline from January 2001 to January 2003. Mr. Ingram was CEO of Glaxo Wellcome plc from 1997 to 2000, and chairman of Glaxo Wellcome Inc. from 1999 to 2000. He is also chairman of Valeant Pharmaceuticals Inc. and a director of Allergan, Inc., Cree, Inc., Edwards Lifesciences Corporation and Lowe’s Companies, Inc.

Shane Cooke (48)

Date of Appointment
Position	to Board/Committee	Tenure as of December 31, 2010

Executive Director	May 26, 2005	5 years 7 months
Chief Financial Officer (CFO) Head of EDT

Mr. Cooke was appointed a director of Elan in May 2005, having joined Elan as executive vice president and CFO in July 2001. He was appointed head of EDT in May 2007. Prior to joining Elan, Mr. Cooke was chief executive of Pembroke Capital Limited, an aviation leasing company, and prior to that held a number of senior positions in finance in the banking and aviation industries. Mr. Cooke is also a Fellow of Chartered Accountants Ireland and a graduate of University College Dublin.

Lars Ekman, MD, PhD (61)

Date of Appointment
Position	to Board/Committee	Tenure as of December 31, 2010

Non-Executive Director	May 26, 2005	5 years 7 months
Member and Chairman of the Science and Technology Committee	September 8, 2006	4 years 3 months
Member of the Commercial Committee	May 26, 2010	7 months

Dr. Ekman was appointed a director of Elan in May 2005. He transitioned from his role as Elan’s president of R&D in 2007 to serve solely as a non-executive director. He joined Elan as executive vice president and president, global R&D, in 2001. Prior to joining Elan, Dr. Ekman was executive vice president, R&D, at Schwarz Pharma AG since 1997. From 1984 to 1997, Dr. Ekman was employed in a variety of senior scientific and clinical functions at Pharmacia (now Pfizer). Dr. Ekman is a board certified surgeon with a PhD in experimental biology and has held several clinical and academic positions in both the United States and Europe. He obtained his PhD and MD from the University of Gothenburg, Sweden. He serves as an executive-in-residence to Sofinnova Ventures and as an advisor to Warburg Pincus. He is a director of Amarin Corporation, plc., ARYx Therapeutics, Inc., Cebix Incorporated, InterMune, Inc. and Ocera Inc.

Jonas Frick (53)

Date of Appointment
Position	to Board/Committee	Tenure as of December 31, 2010

Non-Executive Director	September 13, 2007	3 years 3 months
Member of the Commercial Committee	January 26, 2009	1 year 11 months

Mr. Frick was appointed a director of Elan in September 2007. He is the former CEO of Scandinavian Life Science Ventures. Mr. Frick was previously the CEO and president of Medivir AB, and served in senior executive positions in Pharmacia’s international businesses in the central nervous system and autoimmune areas across Italy, Sweden and Japan. He is a founding member of the Swedish Biotechnology Industry Organization, as well as being a founder of Acacia Partners, and is at present the chairman of Frick Management AB.

Gary Kennedy (53)

Date of Appointment
Position	to Board/Committee	Tenure as of December 31, 2010

Non-Executive Director	May 26, 2005	5 years 7 months
Member of the Audit Committee	September 9, 2005	5 years 3 months
Chairman of the Audit Committee	May 24, 2007	3 years 7 months
Member of the Leadership, Development and Compensation Committee (LDCC)	August 26, 2009	1 year 4 months

Mr. Kennedy was appointed a director of Elan in May 2005, and is currently a director of Greencore Group plc, Anglo Irish Bank, Friends First, and serves as a board member to a number of private companies. From May 1997 to December 2005, he was group director, finance and enterprise technology, at Allied Irish Banks, plc (AIB) and a member of the main board of AIB, and was also on the board of M&T, AIB’s associate in the United States. Prior to that, Mr. Kennedy was group vice president at Nortel Networks Europe after starting his management career at Deloitte & Touche. He served on the board of the Industrial Development Authority of Ireland for 10 years until he retired in December 2005 and is a Fellow of Chartered Accountants Ireland.

Patrick Kennedy (41)

Date of Appointment
Position	to Board/Committee	Tenure as of December 31, 2010

Non-Executive Director	May 22, 2008	2 years 7 months
Member of the LDCC	September 10, 2008	2 years 3 months
Chairman of the LDCC	January 29, 2009	1 year 11 months

Mr. Kennedy was appointed a director of Elan in May 2008. He is currently CEO of Paddy Power plc, an international betting and gaming group, listed on both the London and Irish Stock Exchanges; and is also a director of Bank of Ireland. Mr. Kennedy was previously CFO of Greencore Group plc and prior to that worked with McKinsey & Company in both their London and Dublin offices. Mr. Kennedy also previously worked with KPMG’s corporate finance arm, splitting his time between Dublin, London and Amsterdam. Mr. Kennedy is a graduate of University College Dublin and a Fellow of Chartered Accountants Ireland.

Giles Kerr (51)

Date of Appointment
Position	to Board/Committee	Tenure as of December 31, 2010

Non-Executive Director	September 13, 2007	3 years 3 months
Member of the Audit Committee	January 31, 2008	2 years 11 months
Member of the NGC	January 27, 2010	11 months

Mr. Kerr was appointed a director of Elan in September 2007. He is currently the director of finance with the University of Oxford, England, and a fellow of Keble College. At present Mr. Kerr is a member of the board and the chairman of the audit committee of Victrex plc and BTG plc. He is also a director of Isis Innovation Ltd and a number of other private companies. Previously, Mr. Kerr was the group finance director and CFO of Amersham plc, and prior to that, he was a partner with Arthur Andersen in the United Kingdom. Mr. Kerr is a Fellow of the Institute of Chartered Accountants in England and Wales.

G. Kelly Martin (51)

Date of Appointment
Position	to Board/Committee	Tenure as of December 31, 2010

Executive Director	February 4, 2003	7 years 10 months
CEO

Mr. Martin was appointed a director of Elan in February 2003 following his appointment as president and CEO. He was formerly a member of the executive management committee of Merrill Lynch & Co., Inc., where he spent more than 20 years in a broad array of operating responsibilities on a global basis.

Kieran McGowan (67)

Date of Appointment
Position	to Board/Committee	Tenure as of December 31, 2010

Non-Executive Director	December 1, 1998	12 years 1 month
Member of the NGC	May 31, 2002	8 years 7 months
Chairman of the NGC	September 9, 2005	5 years 3 months

Mr. McGowan was appointed a director of Elan in December 1998. He is currently chairman of CRH, plc and is also a director Charles Schwab Worldwide Funds, plc, as well as sitting on the board of a number of private companies. From 1990 until his retirement in December 1998, Mr. McGowan was chief executive of the Industrial Development Authority of Ireland, and served as president of the Irish Management Institute. In addition, Mr. McGowan has also chaired the Governing Authority at University College Dublin.

Kyran McLaughlin (66)

Date of Appointment
Position	to Board/Committee	Tenure as of December 31, 2010

Non-Executive Director	January 30, 1998	12 years 11 months
Member of the NGC	May 31, 2002	8 years 7 months

Mr. McLaughlin was appointed a director of Elan in January 1998 and served as chairman from January 2005 to January 2011. He is deputy chairman at Davy, Ireland’s largest stockbroker firm. He is also a director of Ryanair Holdings plc and is a director of a number of private companies.

Donal O’Connor (60)

Date of Appointment
Position	to Board/Committee	Tenure as of December 31, 2010

Non-Executive Director	May 22, 2008	2 years 7 months
Member of the Audit Committee	September 10, 2008	2 years 3 months
Member of the LDCC	May 26, 2010	7 months

Mr. O’Connor was appointed a director of Elan in May 2008 and is also a director of Readymix plc and the administrator of Icarom plc. Prior to joining the Elan Board, Mr. O’Connor was the senior partner of PricewaterhouseCoopers in Ireland from 1995 until 2007. He was also a member of the PricewaterhouseCoopers Global Board and was a former chairman of the Eurofirms Board. Mr. O’Connor is a graduate of University College Dublin and a Fellow of Chartered Accountants Ireland.

Richard Pilnik (53)

Date of Appointment
Position	to Board/Committee	Tenure as of December 31, 2010

Non-Executive Director	July 16, 2009	1 year 5 months
Member of the Commercial Committee	August 26, 2009	1 year 4 months
Chairman of the Commercial Committee	May 26, 2010	7 months

Mr. Pilnik was elected a director of Elan in July 2009 and brings extensive industry experience to Elan. Mr. Pilnik served in several leadership positions during his 25-year career at Eli Lilly & Company, most recently as group vice president and chief marketing officer, where he was responsible for commercial strategy, market research and medical marketing. Currently Mr. Pilnik serves as president of Innovex, the commercial group of Quintiles Transnational Corp., which is a global pioneer in pharmaceutical services. Mr. Pilnik holds a B.A. from Duke University and an M.B.A. from the Kellogg School of Management at Northwestern University.

Dennis J. Selkoe MD (67)

Date of Appointment
Position	to Board/Committee	Tenure as of December 31, 2010

Non-Executive Director(1)	July 1, 1996	14 years 4 months
Member of the Science and Technology Committee	August 26, 2009	1 year 4 months
Member of the NGC	January 27, 2010	11 months

(1)	Retired as a director July 16, 2009 and subsequently reappointed on August 26, 2009.

Dr. Selkoe was appointed a director of Elan in July 1996, following the acquisition of Athena Neurosciences, where he served as a director since July 1995. Dr. Selkoe was a founder of Athena Neurosciences. Dr. Selkoe, as a neurologist, is a professor of neurology and neuroscience at Harvard Medical School. He also serves as co-director of the Center for Neurologic Diseases at The Brigham and Women’s Hospital.

Senior Management

Nigel Clerkin (37)
Senior Vice President, Finance and Group Controller

Mr. Clerkin was appointed senior vice president, finance and group controller, in January 2004, having previously held a number of financial and strategic planning positions since joining Elan in January 1998. He is also our principal accounting officer. Mr. Clerkin is a Fellow of Chartered Accountants Ireland and a graduate of Queen’s University Belfast.

William F. Daniel (58)
Executive Vice President and Company Secretary

Mr. Daniel was appointed a director of Elan in February 2003 and served until July 2007. He has served as the company secretary since December 2001, having joined Elan in March 1994 as group financial controller. In July 1996, he was appointed group vice president, finance, group controller and principal accounting officer. From 1990 to 1992, Mr. Daniel was financial director of Xtravision, plc. He is a member of the Council of the Institute of Directors in Ireland and is also a Fellow of Chartered Accountants Ireland. Mr. Daniel is a graduate of University College Dublin.

Kathleen Martorano (49)
Executive Vice President, Strategic Human Resources

Ms. Martorano was appointed executive vice president, strategic human resources, and a member of the office of the CEO, in January 2005. She joined Elan in May 2003 as senior vice president, corporate marketing and communications. Prior to joining Elan, Ms. Martorano held senior management positions at Merrill Lynch & Co., which she joined in 1996, and where she was most recently first vice president of marketing and communications for the International Private Client Group. Previously, she held senior management positions with Salomon Brothers. Ms. Martorano holds a Bachelor of Science degree from Villanova University.

John B. Moriarty Jr. (43)
Senior Vice President and General Counsel

Mr. Moriarty was named general counsel in March 2010, having joined Elan in December 2008 as senior vice president, legal-commercial operations and litigation. Prior to joining Elan, Mr. Moriarty worked at Amgen, where he served as executive director and associate general counsel, global commercial operations, and was Amgen’s senior counsel, complex litigation, products liability and government investigations. Before working at Amgen, Mr. Moriarty was in private practice with a national law firm where his areas of expertise included reimbursement (Medicare, Medicaid and third-party payment programs), federal and state government investigations and proceedings, and corporate internal investigations. Earlier in his career, he was a healthcare fraud prosecutor in the Virginia Office of the Attorney General and also served for two years as a Special Assistant United States Attorney for healthcare fraud. Mr. Moriarty graduated from the University of Virginia, with distinction, and the University of Georgia School of Law, cum laude.

Carlos V. Paya, MD, PhD (52)
President

Dr. Paya joined Elan as president in November 2008. Dr. Paya has informed Elan that, having completed a number of important initiatives since his arrival in November 2008, he will be leaving the Company to pursue other long standing professional interests in the near term. In the meantime, Dr. Paya continues to contribute to the Company and is involved with the strategic positioning of the business. Dr. Paya joined Elan from Eli Lilly and Company, where he was vice president, Lilly Research Laboratories, and global leader of the Diabetes and Endocrine Platform, responsible for the company’s franchise (insulin products). He had been an executive with Lilly since 2001, gaining a wide range of leadership experience in different therapeutic areas and business strategy. Prior to his career at Lilly, Dr. Paya had a 16-year relationship with the Mayo Clinic in Rochester, Minnesota, which began with his acceptance into the Mayo Graduate School of Medicine in 1984 and concluded with a six-year tenure as professor of medicine, Immunology and Pathology, and vice dean of the Clinical Investigation Program. Dr. Paya’s other responsibilities and positions at or associated with the Mayo Clinic included two years as associate professor and senior associate consulting staff, Infectious Diseases and Internal Medicine, Pathology and Laboratory Medicine, and Immunology; and four years as a research scientist at Institute Pasteur, Paris, and as chief, Infectious Diseases Unit, Hospital 12 Octubre, Madrid, Spain.

B.	Compensation

Executive Officers and Directors’ Remuneration

For the year ended December 31, 2010, all directors and officers as a group that served during the year (21 persons) received total compensation of $7.9 million (2009: $9.1 million).

We reimburse directors and officers for their actual business-related expenses. For the year ended December 31, 2010, an aggregate of $0.2 million (2009: $0.2 million) was accrued to provide pension, retirement and other similar benefits for directors and officers. We also maintain certain health and medical benefit plans for our employees in which our executive directors and officers participate.

Directors’ Remuneration

	Year Ended December, 31
				2010
	2010	2010	2010	Benefit	2010	2009
	Salary/Fees	Bonus	Pension	in kind	Total	Total

Executive Directors:
G. Kelly Martin	$915,385	$1,000,000	$7,350	$42,361	$1,965,096	$1,664,956
Shane Cooke	562,197	540,000	68,885	28,912	1,199,994	1,666,352

Total	1,477,582	1,540,000	76,235	71,273	3,165,090	3,331,308

Non-Executive Directors:
Robert A. Ingram(1)	4,334	—	—	—	4,334	—
Vaughn Bryson(2)	50,896	—	—	—	50,896	25,353
Lars Ekman, MD, PhD	82,452	—	—	—	82,452	75,000
Jonas Frick	67,500	—	—	—	67,500	67,500
Gary Kennedy	92,500	—	—	—	92,500	84,358
Patrick Kennedy	75,000	—	—	—	75,000	74,396
Giles Kerr	81,563	—	—	—	81,563	70,000
Kieran McGowan	86,923	—	—	—	86,923	75,000
Kyran McLaughlin	300,000	—	—	—	300,000	300,000
Donal O’Connor	77,452	—	—	—	77,452	70,000
Richard Pilnik	71,971	—	—	—	71,971	29,711
William R. Rohn(3)	22,253	—	—	—	22,253	75,000
Jack Schuler(2)	55,944	—	—	—	55,944	29,711
Dennis J. Selkoe, MD(4)	134,111	—	—	—	134,111	121,397

Total	$2,680,481	$1,540,000	$76,235	$71,273	$4,367,989	$4,428,734

(1)	Appointed as a director on December 3, 2010.

(2)	Resigned as director on October 29, 2010.

(3)	Retired as director on April 17, 2010.

(4)	Includes fees of $50,000 in 2010 and $50,000 in 2009 under a consultancy agreement. See Item 7B. “Related Party Transactions” for additional information.

C.	Board Practices

Policies

We are committed to the adoption and maintenance of the highest standards of corporate governance and compliance and have applied the provisions and principles of the Combined Code on Corporate Governance published by the Financial Reporting Council (FRC) in June 2008 and adopted by the Irish Stock Exchange (ISE). In September 2010, the ISE adopted the UK Corporate Governance Code (the Code) as issued by the FRC in June

2010, and, in December 2010, the ISE issued the Irish Corporate Governance Annex (the Annex), which is applicable to accounting periods starting on or after December 17, 2010. We have reviewed the provisions of both the Code and the Annex, and have voluntarily incorporated many of the recommendations and expect to achieve full compliance in 2011.

Our corporate governance guidelines (the Guidelines), which have been adopted by the board of directors cover the mission of the board, director responsibilities, board structure (including the roles of the chairman, CEO and the lead independent director, board composition, independent directors, definition of independence, board membership criteria, selection of new directors, time limits and mandatory retirement, board composition and evaluation), leadership development (including formal evaluation of the chairman and CEO, succession planning and director development), board committees, board meeting proceedings, board and independent director access to top management, independent advice and board interaction with institutional investors, research analysts and media.

Our policy is to conduct our business in compliance with all applicable laws, rules and regulations and therefore our employees are expected to perform to the highest standards of ethical conduct, consistent with legal and regulatory requirements. The Code of Conduct applies to directors, officers and employees and provides guidance on how to fulfil these requirements, how to seek advice and resolve questions about the appropriateness of conduct, and how to report possible violations of our legal obligations or ethical principles. Our Corporate Compliance Office manages our corporate compliance program, which establishes a framework for adherence to applicable laws, rules and regulations and ethical standards, as well as a mechanism for preventing and reporting any breach of same. An executive-level Corporate Compliance Steering Committee also provides oversight of our compliance activities.

The Guidelines, the Committee Charters and Code of Conduct are available on our website, www.elan.com. Any amendments to, or waivers from the Code of Conduct, will also be posted to our website. There have been no such waivers.

Board Role and Responsibilities

The board is responsible to the shareholders for ensuring that the Company is appropriately managed and that it achieves its objectives.

The board regularly reviews its responsibilities and those of its committees and management. The board meets regularly throughout the year, and all of the directors have full and timely access to the information necessary to enable them to discharge their duties. At board and committee meetings, directors receive regular reports on the Company’s financial position, risk management, key business issues and other material issues. The board held eight scheduled meetings in 2010. In addition, five meetings were held to deal with specific matters as they arose.

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

Subject to certain limited exceptions, directors may not vote on matters in which they have a material interest. In the absence of an independent quorum, the directors may not vote compensation to themselves or any member of the board of directors. Directors are entitled to remuneration as shall, from time to time, be voted to them by ordinary resolution of the shareholders and to be paid such expenses as may be incurred by them in the course of the performance of their duties as directors. Directors who take on additional committee assignments or otherwise perform additional services for the Company, outside the scope of their ordinary duties as directors, shall be entitled to receive such additional remuneration as the board may determine. The directors may exercise all of the powers of Elan to borrow money. These powers may be amended by special resolution of the shareholders. There is no requirement for a director to hold shares.

The board has delegated authority over certain areas of our activities to four standing committees, as more fully described below.

For additional information, see Items 7B. “Related Party Transactions” and Item 10B. “Memorandum and Articles of Association.”

Board Composition

The Company’s Memorandum and Articles of Association provide that the number of directors will be no less than three and no more than fifteen. Currently the board comprises the non-executive chairman, 10 other non-executive directors and two executive directors. The board considers that the current board size is appropriate and facilitates the work of the board and its committees whilst being small enough to maintain flexibility and to carry out its duties in a timely fashion.

The NGC keep the composition and skills profile of the board and its committees under review and recommend changes where appropriate. The board seeks to ensure that it has an appropriate mix of skills and experience in areas such as science, pharmaceuticals, finance, governance, management and general business amongst others. The board is satisfied that it has an appropriate balance of skills, experience, independence and knowledge of the Company to enable them to discharge their duties and responsibilities effectively. Further information on the work of the NGC is set out in its report on page 77.

Chairman

The roles of the chairman and CEO are separated. The chairman of the board is responsible for the leadership and management of the board. Our CEO is responsible for the operation of the business of the Company.

On January 26, 2011, Mr. Ingram replaced Mr. McLaughlin as chairman. Further information on the selection of the chairman is set out in the Report of the NGC on page 77. Other significant commitments of the chairman are set out on page 64. On appointment, the chairman fulfilled the independence criteria set out in our Guidelines and the Code.

Lead Independent Director

The chair of the NGC serves as the lead independent director. The lead independent director coordinates, in a lead capacity, the other independent directors and provides ongoing and direct feedback from the directors to the chairman and the CEO. The specific responsibilities of the lead independent director are set out in our Guidelines. Mr. McGowan has served as the lead independent director since February 1, 2006.

Board Tenure

Under the terms of our Articles of Association, directors serve for a term of three years expiring at the Annual General Meeting (AGM) in the third year following their election at an AGM or as the case may be, their re-election at the AGM. Additionally, in line with the provisions of the Combined Code, non-executive directors who have served on the board for in excess of nine years are subject to annual re-election by shareholders. Directors are not required to retire at any set age and may, if recommended by the board of directors, offer themselves for re-election at any AGM where they are deemed to have retired by rotation.

The directors may from time to time appoint any person to be a director either to fill a casual vacancy or as an additional director. A director so appointed shall hold office until the conclusion of the AGM immediately following their appointment, where they shall retire and may offer themselves for election.

A director retiring at an AGM shall retain office until the close or adjournment of the meeting. No person shall be eligible for election or re-election to the office of director at any General Meeting unless recommended by the directors or proposed by a duly qualified and authorized member within the prescribed time period.

Induction and Development

Directors are provided with extensive induction materials on appointment and meet with key executives, with a particular focus on ensuring non-executive directors are fully informed on issues of relevance to Elan and its operations. All directors are encouraged to update and refresh their skills and knowledge, for example, through attending courses on technical areas or external briefings for non-executive directors.

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

In January 2010, the board considered the independence of each non-executive director, with the exception of Dr. Ekman who had retired as a full-time executive of the Company on December 31, 2007, and considers that the following non-executive directors, Mr. Frick, Mr. Ingram, Mr. Gary Kennedy, Mr. Patrick Kennedy, Mr. Kerr, Mr. McGowan, Mr. McLaughlin, Mr. O’Connor, Mr. Pilnik and Dr. Selkoe, who represent in excess of two-thirds of the board were independent in character and judgment and there are no relationships or circumstances that are likely to affect their independent judgment.

In reaching this conclusion, the board gave due consideration to participation by board members in our equity compensation plans. The board also considered the positions of Mr. McLaughlin, Mr. McGowan and Dr. Selkoe who have served as non-executive directors for in excess of nine years. Additionally, Mr. McLaughlin is deputy chairman of Davy, the Company’s broker and sponsor on the ISE and Dr. Selkoe has an ongoing consultancy agreement with the Company, details of both these arrangements are set out in detail in Item 7B. “Related Party Transactions”. It is the board’s view that each of these non-executive directors discharges his duties in a thoroughly independent manner and constructively and appropriately challenges the executive directors and the board. For this reason, the board considers that they are independent.

Under the Guidelines and the NYSE definition of independence, Dr. Ekman is considered to be an independent director as he has retired more than three years previously. Under the provisions of the Combined Code, he will not be considered independent until five years has elapsed since his full time employment with the Company ceased.

Conflicts of Interest

In January 2011, the board adopted a comprehensive Conflicts of Interests Policy for the board which sets out procedures covering the identification and management of such conflicts. The policy covers directors’ personal interests which may conflict with the interests of the Company, interfere with the director’s ability to perform his or her duties and responsibilities to the Company or give rise to a situation where a director may receive an improper personal benefit because of his position. The policy also extends to directors’ immediate family.

Where a director considers that they may have a conflict of interest with respect to any matter they must immediately notify this to the chairman of the Audit Committee or, if the chairman of the Audit Committee is the interested director, to the lead independent director. The Audit Committee (excluding, if applicable, the interested director) considers each notification to determine whether a conflict of interest exists. Until the Audit Committee has completed its determination the director will not participate in any vote, deliberation or discussion on the potential conflict with any other director or employee of the Company and the director will not be furnished with any board materials relating, directly or indirectly, to the potential conflict.

Board Effectiveness

Our Guidelines require that the board will conduct a self-evaluation at least annually to determine whether it and its committees are functioning effectively. In 2010, McKenna, Long & Aldridge LLP completed two reports on board and governance matters. Their reports were presented to the board in January and September 2010. The lead independent director reported to the NGC that he was satisfied that this analysis encompassed a thorough evaluation of the functioning of the board and its committees.

Board Committees

The board has established five committees to assist it in exercising its authority. The committees of the board are the Audit Committee, the LDCC, the NGC, the Science and Technology Committee and the Commercial Committee.

Each of the committees has a Charter under which authority is delegated to it by the board. The Charter for each committee is available in the investor relations section of our website, www.elan.com, or from the company secretary on request. Reports of each committee, except for the Audit Committee, are set out on pages 75 to 79. The Report of the Audit Committee is set out on pages 101 to 103.

Board and Board Committee Meetings

The following table shows the number of scheduled board and board committee meetings held and attended by each director and secretary during the year. In addition to regular scheduled board and board committee meetings, a number of other meetings were held to deal with specific matters. If directors are unable to attend a board or board committee meeting because of a prior unavoidable engagement, they are provided with all the documentation and information relevant to that meeting and are encouraged to discuss issues arising in that meeting with the chairman, CEO or company secretary.

Science &
		Audit			Technology	Commercial
	Board	Committee	LDCC	NGC	Committee	Committee

Directors
Robert A. Ingram(1)	1/1	—	—	—	—	—
Vaughn Bryson(2)(3)	7/7	—	—	—	—	1/1
Shane Cooke	8/8	—	—	—	—	—
Lars Ekman, MD, PhD(2)	8/8	—	—	—	2/2	2/2
Jonas Frick	8/8	—	—	—	—	3/3
Gary Kennedy	8/8	10/10	4/4	—	—	—
Patrick Kennedy	8/8	—	4/4	—	—	—
Giles Kerr(4)	7/8	10/10	—	3/3	—	—
G. Kelly Martin	8/8	—	—	—	—	—
Kieran McGowan	7/8	—	—	4/4	—	—
Kyran McLaughlin	8/8	—	—	4/4	—	—
Donal O’Connor(5)	8/8	10/10	2/2	—	—	—
Richard Pilnik	7/8	—	—	—	—	3/3
William R. Rohn(6)	4/4	—	—	—	—	1/1
Jack Schuler(3)	7/7	—	—	—	1/1	—
Dennis J. Selkoe, MD(4)(7)	8/8	—	2/2	3/3	2/2	—
Secretary
William F. Daniel	8/8	10/10	4/4	3/4	0/2	1/3

(1)	Appointed as a director on December 3, 2010

(2)	Appointed to Commercial Committee on May 26, 2010

(3)	Resigned as a director on October 29, 2010

(4)	Appointed to NGC on January 27, 2010

(5)	Appointed to LDCC on May 26, 2010

(6)	Retired as a director on April 17, 2010

(7)	Retired from LDCC on May 26, 2010

Company Secretary

All directors have access to the advice and services of the company secretary. The company secretary supports the chairman in ensuring the board functions effectively and fulfils its role. He is secretary to the Audit Committee, the LDCC, the NGC, the Science and Technology Committee and the Commercial Committee. The company secretary ensures compliance with applicable rules and regulations. The appointment and removal of the company secretary is a matter for the board.

Relations with Shareholders

We communicate regularly with our shareholders throughout the year, specifically following the release of quarterly and annual results, and after major developments. Our website (www.elan.com) is the primary method of communication for the majority of our shareholders. We publish our annual report and accounts, quarterly results, Form 20-F, notice of AGM and other public announcements on our website. In addition, our AGMs, quarterly conference calls and presentations at healthcare investor conferences are webcast and are available on our website.

The directors consider it important to understand the views of shareholders and, in particular, any issues which concern them. The board periodically receives presentations on investor perceptions and during the year the NGC met with a number of institutional shareholders to discuss issues facing the Company.

Our investor relations department, with offices in Ireland and the United States, provides a point of contact for shareholders and full contact details are set out on the investor relations section of our website. Shareholders can also submit an information request through the shareholder services section of our website.

The principal forum for discussion with shareholders is our AGM and shareholder participation is encouraged. Formal notification, together with an explanation of each proposed resolution, is sent to shareholders at least 21 calendar days in advance of the AGM. At the meeting, the CEO provides a summary of the period’s events after which the board and senior management are available to answer questions from shareholders. All directors normally attend the AGM and shareholders are invited to ask questions during the meeting and to meet with directors after the formal proceedings have ended.

In accordance with the Code, the Company counts all proxy votes. On each resolution that is voted on with a show of hands, the Company indicates the level of proxies lodged, the number of votes for and against each resolution and the number of votes withheld. This information is made available on our website following the AGM.

Going Concern

The directors, having made inquiries, including consideration of the factors discussed in Item 5B. “Liquidity and Capital Resources,” believe that the Company has adequate resources to continue in operational existence for at least the next 12 months and that it is appropriate to continue to adopt the going concern basis in preparing our Consolidated Financial Statements.

Internal Control

The board of directors has overall responsibility for our system of internal control and for monitoring its effectiveness. The system of internal control is designed to provide reasonable, but not absolute, assurance against material misstatement or loss. The key procedures that have been established to provide effective internal control include:

•	A clear focus on business objectives is set by the board having considered the risk profile of Elan;

•	A formalized risk reporting system, with significant business risks addressed at each board meeting;

•	A clearly defined organizational structure under the day-to-day direction of our CEO. Defined lines of responsibility and delegation of authority have been established within which our activities can be planned, executed, controlled and monitored to achieve the strategic objectives that the board has adopted for the Company;

•	A comprehensive system for reporting financial results to the board, including a budgeting system with an annual budget approved by the board;

•	A system of management and financial reporting, treasury management and project appraisal — the system of reporting covers trading activities, operational issues, financial performance, working capital, cash flow and asset management; and

•	To support our system of internal control, we have separate Corporate Compliance and Internal Audit departments. Each of these departments reports periodically to the Audit Committee. The Internal Audit function includes responsibility for the Company’s compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

The directors reviewed our system of internal control and also examined the full range of risks affecting us and the appropriateness of the internal control structures to manage and monitor these risks. This process involved a confirmation that appropriate systems of internal control were in place throughout the financial year and up to the date of signing of the Consolidated Financial Statements. It also involved an assessment of the ongoing process for the identification, management and control of the individual risks and of the role of the various risk management functions and the extent to which areas of significant challenges facing us are understood and are being addressed. No material unaddressed issues emerged from this assessment.

Refer to Item 15. “Controls and Procedures,” for management’s annual report on internal control over financial reporting.

Compliance Statement

The directors confirm that the Company has complied throughout the year ended 31 December 2010 with the provisions of the Combined Code. We follow a U.S. style compensation system for our senior management and our non-executive directors. As a result, we include the non-executive directors in our equity compensation plans. In accordance with the Combined Code, we sought and received shareholder approval to make certain equity grants to our non-executive directors at our 2004 AGM.

Report of the Leadership Development and Compensation Committee

The LDCC held four scheduled meetings in 2010. Details of meeting attendance by LDCC members are included in the table on page 73. In addition, three meetings were held to deal with specific matters.

Committee Membership

Name	Status During 2010

Patrick Kennedy (Chairman)	Member for the whole period
Gary Kennedy	Member for the whole period
Donal O’Connor	Member from May 26, 2010
Denis Selkoe	Member to May 26, 2010

The LDCC is composed entirely of independent non-executive directors. Each member of the committee is nominated to serve for a three-year term subject to a maximum of two terms of continuous service.

Role and Focus

The LDCC reviews the Company’s compensation philosophy and policies with respect to executive compensation, fringe benefits and other compensation matters. The LDCC determines, amongst other things, the compensation, terms and conditions of employment of the CEO and other executive directors. In addition, the LDCC reviews the recommendations of the CEO with respect to the remuneration and terms and conditions of employment of our senior management. The LDCC also exercises all the powers of the board of directors to issue Ordinary Shares on the exercise of share options and vesting of RSUs and to generally administer our equity award plans.

Remuneration Policy

Our policy on executive directors’ remuneration is to set remuneration levels that are appropriate for our senior executives having regard to their substantial responsibilities, their individual performance and the Company’s performance as a whole. The LDCC sets remuneration levels after reviewing remuneration packages of executives in the pharmaceutical and biotech industries. The LDCC takes external advice from independent benefit consultants and considers Section B of the Combined Code. The typical elements of the remuneration package for executive directors include basic salary and benefits, annual cash incentive bonus, pensions and participation in equity award plans. The LDCC grants equity awards to encourage identification with shareholders’ interests.

In January 2010, the LDCC engaged Semler Brossy Consulting Group, LLC (SBCG) as independent compensation consultants to ensure that it receives objective advice in making recommendations to the board on compensation matters and to assist the LDCC in fulfilling its mission of actively overseeing the design and operation of Elan’s compensation program on behalf of the board of directors. The services provided by SBCG include, among other things: regular attendance at LDCC meetings; review of the LDCC’s charter and terms of reference; updates on trends in compensation, corporate governance, and regulatory/accounting developments; review and update of peer groups; evaluation of the market competitiveness of current compensation; review and provide updates on evolving practice in the area of severance; and input to discussions on CEO pay and CEO recommendations for senior executives. SBCG do not provide any other services to Elan.

Elements of Non-Executive Director Remuneration

Non-executive directors are compensated with fee payments and equity awards with additional payments where directors are members of board committees. Non-executive directors are also reimbursed for reasonable travel expenses to and from board meetings.

Elements of Executive Director Remuneration

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

Share-Based Compensation

It is our policy, in common with other companies operating in the pharmaceutical and biotech industries, to award share options and RSUs to management and employees, in line with the best interests of the Company. In 2006, shareholders approved the Elan Corporation, plc 2006 Long Term Incentive Plan (2006 LTIP) which was amended in 2008. Equity awards are usually awarded annually if and when we achieve our strategic and operating goals. Equity awards are also granted to some individuals on joining the Company. The equity awards under this plan generally vest between one and four years and do not contain any performance conditions other than service.

In addition, we have an EEPP in which U.S. employees, including executive directors, are eligible to participate. This plan allows eligible employees to purchase shares at a discount of up to 15% of the lower of the fair market value at the beginning or last trading day of the offering period. Purchases are limited and subject to certain U.S. Internal Revenue Code (IRC) restrictions.

Activities Undertaken During the Year

In January 2010, the LDCC undertook an in depth review of its Charter and terms of reference. The Charter was subsequently revised and approved by the board in May 2010. The LDCC reviewed detailed considerations on the CEO compensation, the CEO’s delegated authority to grant equity, and the final recommendations for the 2010 salary and cash/equity pools.

During the year, the LDCC reviewed non-executive director remuneration policy, severance package arrangements and change in control provisions, as well as reviewing the appropriateness of the 2010 Elan performance goals and objectives. In addition, the LDCC continued to monitor general compensation trends and CEO compensation in particular. The LDCC also reviewed the arrangements for succession planning and talent management at Elan.

On behalf of the LDCC,

Patrick Kennedy
Chairman of the LDCC and
Non-Executive Director

February 24, 2011

Report of the Nominating and Governance Committee

The NGC held four scheduled meetings in 2010. Details of meeting attendance by NGC members are included in the table on page 73. In addition there were six meetings held to deal with specific matters, primarily related to the selection and appointment of the chairman of the board.

Committee Membership

Name	Status During 2010(1)

Kieran McGowan (Chairman)	Member for the whole period
Kyran McLaughlin	Member for the whole period
Giles Kerr	Member from January 27, 2010
Denis Selkoe	Member from January 27, 2010

(1)	Robert Ingram was appointed as a member of the NGC from January 26, 2011.

Role and Focus

The NGC reviews, on an ongoing basis, the membership of the board of directors and of the board committees and the performance of the directors. It recommends new appointments to fill any vacancy that is anticipated or arises on the board of directors. The NGC reviews and recommends changes in the functions of the various committees of the board. The guidelines and the charter of the committee set out the manner in which the performance evaluation of the board, its committees and the directors is to be performed and by whom.

Activities Undertaken During the Year

Chairman Succession

In December 2010, we announced that Mr. Robert Ingram was appointed as a non-executive director and chairman designate of the Company. Mr. Ingram succeeded Mr. McLaughlin as chairman on January 26, 2011. The decision to appoint Mr. Ingram followed a comprehensive nine month selection process overseen by the NGC and was led by Dr. Selkoe. The NGC appointed Heidrick & Struggles, a global recruitment firm, to assist it in its deliberations and evaluation of candidates. A number of high-quality candidates were identified and considered. Following a significant number of meetings between members of the NGC, Heidrick & Struggles and the candidates; the NGC agreed unanimously to recommend the appointment of Mr. Ingram as chairman of the board. Mr. Ingram was appointed by the board as director and chairman designate in December 2010. On January 26, 2011, Mr. Ingram joined the NGC.

Board Renewal and Membership

Over the past number of years the board has engaged in an intensive process of board refreshment and renewal with almost two-thirds of current directors being appointed in the previous six years. This process continued in 2010 with the search for and appointment of a new chairman, as described above, and consideration of a number of director candidates.

In considering director appointments, the NGC evaluates the balance of skills, experience, independence and knowledge of the Company on the board and compares this to the needs of the Company. This analysis allows the NGC to determine the role and capabilities required for a particular appointment. In assembling candidate lists the NGC uses external search firms as well as considering candidates recommended by board members and/or shareholders.

In 2010, the committee conducted an extensive review of the membership of all board committees and recommended a number of changes. Full details of all changes to committees are set out in the committee membership section of each committee report.

Review of Corporate Governance Guidelines and Committee Charters

During 2010, the NGC reviewed and updated the Corporate Governance Guidelines and Committee Charters to ensure that they were consistent with the recommendations set out in the reports on board and governance matters prepared by McKenna, Long & Aldridge LLP.

On behalf of the NGC,

Kieran McGowan
Chairman of the NGC and
Non-Executive Director

February 24, 2011

Report of the Science and Technology Committee

The Science and Technology Committee held two scheduled meetings in 2010. Details of meeting attendance by Science and Technology Committee members are included in the table on page 73.

Committee Membership

Name	Status During 2010

Lars Ekman (Chairman)	Member for the whole period
Denis Selkoe	Member for the whole period
Jack Schuler	Member to October 29, 2010

Role and Focus

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

Activities Undertaken During the Year

During the year the Science and Technology Committee met with Elan’s senior scientists to review the Company’s clinical program including its internal and external research and innovation efforts. In particular, the

Science and Technology Committee received updates on the risk stratification and life-cycle management of Tysabri and evaluated Parkinson’s disease research strategy.

On behalf of the Science and Technology Committee,

Lars Ekman
Chairman of the Science and Technology Committee and
Non-Executive Director

February 24, 2011

Report of the Commercial Committee

The Commercial Committee held three scheduled meetings in 2010. Details of meeting attendance by Commercial Committee members are included in the table on page 73. In addition the Commercial Committee held two additional meetings to deal with specific matters.

Committee Membership

Name	Status During 2010

Richard Pilnik (Chairman)	Member for the whole period (Chairman from May 26, 2010)
Jonas Frick	Member for the whole period
Lars Ekman	Member from May 26, 2010
Vaughn Bryson	Member from May 26, 2010 to October 29, 2010
William R. Rohn	Member and Chairman to April 17, 2010

Role and Focus

The Commercial Committee advises the board in its oversight of matters relating to our commercial business, including the structure and operation of our key commercial collaboration arrangements.

Activities Undertaken During the Year

In 2010, the Commercial Committee considered the overall strategy for the Company and the BioNeurology and EDT businesses. The Commercial Committee reviewed the commercial activity at Elan, including Tysabri performance, and discussed the strategic choices open to it. In February 2010, the Commercial Committee reviewed and approved the disposal of Prialt to Azur. The Commercial Committee also received a presentation on investor views of the Company, which covered its science, intellectual property, manufacturing and pipeline issues.

On behalf of the Commercial Committee,

Richard Pilnik
Chairman of the Commercial Committee and
Non-Executive Director

February 24, 2011

D.	Employees

See Item 4B. “Business Overview — Employees” for information on our employees.

E.	Share Ownership

Directors’ and Secretary’s Ordinary Shares

The beneficial interests of those persons who were directors and the secretary of Elan Corporation, plc at December 31, 2010, including their spouses and children under 18 years of age, were as follows:

	Ordinary Shares;
	Par Value €0.05
	Each
	2010	2009

Directors
Robert A. Ingram(1)	—	—
Shane Cooke	217,014	203,891
Lars Ekman, MD, PhD	90,387	90,387
Jonas Frick	2,000	2,000
Gary Kennedy	7,650	7,650
Patrick Kennedy	10,500	10,500
Giles Kerr	—	—
G. Kelly Martin	152,996	167,073
Kieran McGowan	1,200	1,200
Kyran McLaughlin	190,000	190,000
Donal O’Connor	18,900	18,900
Richard Pilnik	—	—
Dennis J. Selkoe, MD	180,675	180,675
Secretary
William F. Daniel	73,246	65,700

(1)	Appointed as a director on December 3, 2010

Directors’ and Secretary’s Options and Restricted Stock Units

						Market
					Exercised	Price at			Option
		At	Exercise		or Vested/	Exercise/	At	Earliest	Expiry/
		December 31,	Price	Granted	Cancelled	Vest	December 31,	Vest	RSU Latest
	Date of Grant	2009(1)		$2010(1)	2010(1)	Date	2010(1)	Date(2)	Vest Date(2)

Robert A. Ingram(3)		—		—	—		—

Shane Cooke	March 10, 2005	60,000	$7.47	—	—	—	60,000	January 1, 2006	March 9, 2015
	May 25, 2005	150,000	$7.21	—	—	—	150,000	January 1, 2006	May 24, 2015
	February 1, 2006	63,899	$15.90	—	—	—	63,899	January 1, 2007	January 31, 2016
	February 1, 2006	3,145	RSU	—	3,145	$7.44	—	February 1, 2007	February 1, 2010
	February 21, 2007	115,620	$13.95	—	—	—	115,620	February 21, 2008	February 20, 2017
	February 21, 2007	8,961	RSU	—	4,480	$6.88	4,481	February 21, 2008	February 21, 2011
	February 14, 2008	39,068	$25.01	—	—	—	39,068	February 14, 2009	February 13, 2018
	February 14, 2008	16,494	RSU	—	5,498	$7.11	10,996	February 14, 2009	February 14, 2012
	February 11, 2009	97,780	$7.75	—	—	—	97,780	August 11, 2011	February 10, 2019
	February 11, 2009	23,271	RSU	—	—	—	23,271	August 11, 2011	August 11, 2011
	February 11, 2010	—	$7.05	86,631	—	—	86,631	February 11, 2011	February 10, 2020
	February 11, 2010	—	RSU	47,872	—	—	47,872	February 11, 2011	February 11, 2013

		578,238		134,503	13,123		699,618

Lars Ekman	February 14, 2008	10,000	RSU	—	—	—	10,000		February 14, 2018
	February 11, 2009	7,500	RSU	—	—	—	7,500		February 11, 2019
	May 26, 2010	—	RSU	23,855	—	—	23,855		May 26, 2020

		17,500		23,855	—		41,355

Jonas Frick	September 13, 2007	20,000	$19.51	—	—	—	20,000	September 13,2008	September 12, 2017
	February 14, 2008	10,000	RSU	—	—	—	10,000		February 14, 2018
	February 11, 2009	7,500	RSU	—	—	—	7,500		February 11, 2019
	May 26, 2010	—	RSU	23,855	—	—	23,855		May 26, 2020

		37,500		23,855	—		61,355

						Market
					Exercised	Price at			Option
		At	Exercise		or Vested/	Exercise/	At	Earliest	Expiry/
		December 31,	Price	Granted	Cancelled	Vest	December 31,	Vest	RSU Latest
	Date of Grant	2009(1)		$2010(1)	2010(1)	Date	2010(1)	Date(2)	Vest Date(2)

Gary Kennedy	May 26, 2005	15,000	$8.05	—	—	—	15,000	May 26, 2007	May 25, 2015
	February 1, 2006	10,000	$15.90	—	—	—	10,000	February 1, 2008	January 31, 2016
	February 21, 2007	10,000	$13.95	—	—	—	10,000	February 21, 2009	February 20, 2017
	February 14, 2008	10,000	RSU	—	—	—	10,000		February 14, 2018
	February 11, 2009	7,500	RSU	—	—	—	7,500		February 11, 2019
	May 26, 2010	—	RSU	23,855	—	—	23,855		May 26, 2020

		52,500		23,855	—		76,355

Patrick Kennedy	May 22, 2008	20,000	$25.09	—	—	—	20,000	May 22, 2009	May 21, 2018
	February 11, 2009	7,500	RSU	—	—	—	7,500		February 11, 2019
	May 26, 2010	—	RSU	23,855	—	—	23,855		May 26, 2020

		27,500		23,855	—		51,355

Giles Kerr	September 13, 2007	20,000	$19.51	—	—	—	20,000	September 13,2008	September 12, 2017
	February 14, 2008	10,000	RSU	—	—	—	10,000		February 14, 2018
	February 11, 2009	7,500	RSU	—	—	—	7,500		February 11, 2019
	May 26, 2010	—	RSU	23,855	—	—	23,855		May 26, 2020

		37,500		23,855	—		61,355

G. Kelly Martin	February 6, 2003	944,000	$3.85	—	—	—	944,000	December 31, 2003	February 5, 2013
	November 13, 2003	1,000,000	$5.28	—	—	—	1,000,000	December 31, 2003	November 12, 2013
	March 10, 2004	60,000	$16.27	—	—	—	60,000	January 1, 2005	March 9, 2014
	March 10, 2005	280,000	$7.47	—	—	—	280,000	January 1, 2006	March 9, 2015
	December 7, 2005	750,000	$12.03	—	—	—	750,000	December 31, 2006	December 6, 2015
	February 21, 2007	494,855	$13.95	—	—	—	494,855	February 21, 2008	February 20, 2017
	February 14, 2008	329,590	$25.01	—	—	—	329,590	February 14, 2009	February 13, 2018
	September 18, 2009	150,000	$7.18	—	—	—	150,000	March 18, 2012	September 17, 2019
	February 11, 2010	—	$7.05	673,797	—		673,797	February 11, 2011	February 10, 2020
	February 11, 2010	—	RSU	124,113	—		124,113	February 11, 2011	February 11, 2013

		4,008,445		797,910	—		4,806,355

Kieran McGowan	March 2, 2001	5,000	$54.85	—	—	—	5,000	March 2, 2002	March 1, 2011
	March 10, 2004	40,000	$16.27	—	—	—	40,000	March 10, 2005	March 9, 2014
	March 10, 2005	7,500	$7.47	—	—	—	7,500	January 1, 2006	March 9, 2015
	February 1, 2006	10,000	$15.90	—	—	—	10,000	February 1, 2008	January 31, 2016
	February 21, 2007	10,000	$13.95	—	—	—	10,000	February 21, 2009	February 20, 2017
	February 14, 2008	10,000	RSU	—	—	—	10,000		February 14, 2018
	February 11, 2009	7,500	RSU	—	—	—	7,500		February 11, 2019
	May 26, 2010	—	RSU	23,855	—	—	23,855		May 26, 2020

		90,000		23,855	—		113,855

Kyran McLaughlin	March 2, 2001	5,000	$54.85	—	—	—	5,000	March 2, 2002	March 1, 2011
	March 10, 2004	40,000	$16.27	—	—	—	40,000	March 10, 2005	March 9, 2014
	March 10, 2005	7,500	$7.47	—	—	—	7,500	January 1, 2006	March 9, 2015
	February 1, 2006	10,000	$15.90	—	—	—	10,000	February 1, 2008	January 31, 2016
	February 21, 2007	10,000	$13.95	—	—	—	10,000	February 21, 2009	February 20, 2017
	February 14, 2008	10,000	RSU	—	—	—	10,000		February 14, 2018
	February 11, 2009	11,250	RSU	—	—	—	11,250		February 11, 2019
	May 26, 2010	—	RSU	28,626	—	—	28,626		May 26, 2020

		93,750		28,626	—		122,376

Donal O’Connor	May 22, 2008	20,000	25.09	—	—	—	20,000	May 22, 2009	May 21, 2018
	February 11, 2009	7,500	RSU	—	—	—	7,500		February 11, 2019
	May 26, 2010	—	RSU	23,855	—	—	23,855		May 26, 2020

		27,500		23,855	—		51,355

Richard Pilnik	May 26, 2010	—	RSU	23,855	—	—	23,855		May 26, 2020

Dennis J.	March 10, 2004	40,000	$16.27	—	—	—	40,000	March 10, 2005	July 16, 2011
Selkoe, M.D	March 10, 2005	7,500	$7.47	—	—	—	7,500	January 1, 2006	July 16, 2011
	February 1, 2006	10,000	$15.90	—	—	—	10,000	February 1, 2008	July 16, 2011
	February 21, 2007	10,000	$13.95	—	—	—	10,000	February 21, 2009	July 16, 2011
	May 26, 2010	—	RSU	23,855	—	—	23,855		May 26, 2020

		67,500		23,855	—		91,355

						Market
					Exercised	Price at			Option
		At	Exercise		or Vested/	Exercise/	At	Earliest	Expiry/
		December 31,	Price	Granted	Cancelled	Vest	December 31,	Vest	RSU Latest
	Date of Grant	2009(1)		$2010(1)	2010(1)	Date	2010(1)	Date(2)	Vest Date(2)

Secretary
William F. Daniel	February 24, 2000	35,000	$37.19	—	35,000	—	—	January 1, 2002	February 23, 2010
	March 2, 2001	25,000	$54.85	—	—	—	25,000	January 1, 2002	March 1, 2011
	March 1, 2002	30,000	$14.07	—	—	—	30,000	January 1, 2003	February 29, 2012
	August 20, 2002	30,000	$2.11	—	30,000	—	—	February 20, 2003	August 19, 2012
	May 1, 2003	6,000	$3.84	—	—	—	6,000	January 1, 2004	April 30, 2013
	March 10, 2004	30,000	$16.27	—	—	—	30,000	January 1, 2005	March 9, 2014
	March 10, 2005	50,000	$7.47	—	—	—	50,000	January 1, 2006	March 9, 2015
	February 1, 2006	47,925	$15.90	—	—	—	47,925	January 1, 2007	January 31, 2016
	February 1, 2006	2,359	RSU	—	2,359	$7.44	—	February 1, 2007	February 1, 2010
	February 21, 2007	69,372	$13.95	—	—	—	69,372	February 21, 2008	February 20, 2017
	February 21, 2007	5,377	RSU	—	2,688	$6.88	2,689	February 21, 2008	February 21, 2011
	February 14, 2008	17,758	$25.01	—	—	—	17,758	February 14, 2009	February 13, 2018
	February 14, 2008	7,497	RSU	—	2,499	$7.11	4,998	February 14, 2009	February 14, 2012
	February 11, 2009	77,643	$7.75	—	—	—	77,643	August 11, 2011	February 10, 2019
	February 11, 2009	18,479	RSU	—	—	—	18,479	August 11, 2011	August 11, 2011
	February 11, 2010	—	$7.05	51,337	—	—	51,337	February 11, 2011	February 10, 2020
	February 11, 2010	—	RSU	28,369	—	—	28,369	February 11, 2011	February 11, 2013

		452,410		79,706	72,546		459,570

(1)	The amounts shown represent the number of Ordinary Shares callable by options or Ordinary Shares issuable upon the vesting of RSUs.

(2)	RSUs granted to non-executive directors on February 14, 2008, February 11, 2009 and May 26, 2010 will become vested if, after having served for a minimum of three years, the non-executive director resigns or is removed from the board of directors for any reason other than cause, or on the tenth anniversary of the grant date.

(3)	Appointed as a director on December 3, 2010.

During the year ended December 31, 2010, the closing market price ranged from $4.33 to $8.18 per ADS. The closing market price at February 18, 2011, on the NYSE, of our ADSs was $6.53.

The following changes in directors’ and secretary’s interests occurred between December 31, 2010, and February 18, 2011:

		Exercise
		Price for	No. of	No. of
	Grant Date	Options	Options	RSUs

Directors
Robert A. lngram	February 9, 2011	—	—	58,824	(1)
Shane Cooke	February 9, 2011	$6.80	277,121	40,441
Lars Ekman, MD, PhD	February 9, 2011	—	—	18,382
Jonas Frick	February 9, 2011	—	—	18,382
Gary Kennedy	February 9, 2011	—	—	18,382
Patrick Kennedy	February 9, 2011	—	—	18,382
Giles Kerr	February 9, 2011	—	—	18,382
G. Kelly Martin	February 9, 2011	$6.80	932,134	136,029
Kieran McGowan	February 9, 2011	—	—	18,382
Kyran McLaughlin	February 9, 2011	—	—	18,382
Donal O’Connor	February 9, 2011	—	—	18,382
Richard Pilnik	February 9, 2011	—	—	18,382
Dennis J. Selkoe, MD	February 9, 2011	—	—	18,382
Secretary
William F. Daniel	February 9, 2011	$6.80	103,458	45,294

(1)	Includes a joining grant of 29,412 RSUs.

		RSUs	Options	ADRs
	Date	Vested	Exercised	Sold

Directors
Shane Cooke	February 11, 2011	15,958	—	—
Shane Cooke	February 14, 2011	5,498	—	—
G. Kelly Martin	February 11, 2011	41,371	—	—
G. Kelly Martin	February 15, 2011	—	—	14,987
Secretary
William F. Daniel	February 11, 2011	9,457	—	4,918
William F. Daniel	February 14, 2011	2,499	—	1,300

Executive Directors’ Pension Arrangements

Pensions for executive directors are calculated on basic salary only (no incentive or benefit elements are included).

From July 2001 to December 2004, Mr. Cooke participated in a defined benefit pension plan, which is designed to provide eligible employees based in Ireland two-thirds of their basic salary at retirement at age 60 for full service. The total accumulated accrued annual benefit for Mr. Cooke at December 31, 2010, was €15,290 (2009: €15,290). Mr. Cooke now participates in a small self-administered pension fund to which we contribute.

Mr. Martin participates in a defined contribution plan (401(k) plan) for U.S. based employees.

Non-executive directors do not receive pensions.

For additional information on pension benefits for our employees, refer to Note 25 to the Consolidated Financial Statements.

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major Shareholders

The following table sets forth certain information regarding the ownership of Ordinary Shares or ADSs of which we are aware at February 18, 2011 by major shareholders and all of our directors and officers as a group (either directly or by virtue of ownership of our ADSs):

					Percent of Issued
Name of Owner or Identity of Group	No. of Shares		Date of Disclosure(1)		Share Capital(2)

Janssen Pharmaceuticals	107,396,285	(3)	September 18, 2009		18.3%
Fidelity Management and Research Company	64,239,565		December 31, 2010	(4)	11.0%
Franklin Templeton	29,365,241		December 31, 2010	(4)	5.0%
Wellington Management	28,877,975		September 24, 2010		4.9%
T. Rowe Price	20,641,318		September 30, 2010	(4)	3.5%
All directors and officers as a group (17 persons)	6,288,302		February 18, 2011		1.1%

(1)	Since the date of disclosure, the interest of any person listed above in our Ordinary Shares may have increased or decreased. No requirement to notify us of any change would have arisen unless the holding moved up or down through a whole number percentage level.

(2)	Based on 586,498,819 million Ordinary Shares outstanding on February 18, 2011.

(3)	Shares were issued as part of the Johnson & Johnson Transaction. Refer to page 8 for additional information.

(4)	Sourced from SEC filings.

(5)	Includes 5,250,369 million Ordinary Shares issuable upon exercise of currently exercisable options held by directors and officers as a group as of February 18, 2011.

Except for these interests, we have not been notified at February 18, 2011 of any interest of 3% or more of our issued share capital. Neither Janssen Pharmaceuticals, Fidelity Management and Research Company, Franklin Templeton, Wellington Management nor T. Rowe Price has voting rights different from other shareholders.

We, to our knowledge, are not directly or indirectly owned or controlled by another entity or by any government. We do not know of any arrangements, the operation of which might result in a change of control of us.

A total of 586,498,819 Ordinary Shares of Elan were issued and outstanding at February 18, 2011, of which 3,771 Ordinary Shares were held by holders of record in the United States, excluding shares held in the form of ADRs. 498,849,845 Ordinary Shares were represented by our ADSs, evidenced by ADRs, issued by The Bank of New York, as depositary, pursuant to a deposit agreement. At February 18, 2011, the number of holders of record of Ordinary Shares was 8,115, which includes 11 holders of record in the United States, and the number of registered holders of ADRs was 3,275. Because certain of these Ordinary Shares and ADRs were held by brokers or other nominees, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

B.	Related Party Transactions

There were no significant transactions with related parties during the year ended December 31, 2010, other than as outlined in Note 31 to the Consolidated Financial Statements.

Transactions with Directors

Except as set out below, there are no service contracts in existence between any of the directors and Elan:

Non-Executive Directors’ Terms of Appointment

Period	Three-year term which can be extended by mutual consent, contingent on satisfactory performance and re-election at the appropriate AGM.
Termination	By the director or the Company at each party’s discretion without compensation.
Fees	Board Membership Fees

Chairman’s Fee	$250,000	(1)(2)
Director’s Fee	55,000

Additional Board/Committee Fees
Lead Independent Director’s Fee	20,000
Audit Committee Chairman’s Fee	25,000	(3)
Audit Committee Member’s Fee	15,000
Other Committee Chairman’s Fee	20,000	(3)
Other Committee Member’s Fee	12,500

Equity
Non-executive directors are entitled to be considered for an annual equity award, based on the recommendation of the LDCC and supported by the advice of the LDCC’s compensation consultants. Such equity awards are normally granted in February of each year and are currently made in the form of RSUs. The awards made in February 2011 had the following grant date fair values:

Chairman	$200,000	(2)
Other non-executive directors	$125,000

Expenses	Reimbursement of travel and other expenses reasonably incurred in the performance of their duties.

Time commitment	Up to five scheduled in-person board meetings, the AGM and relevant committee meetings depending upon board/committee requirements and general corporate activity.

Non-executive board members are also expected to be available for a number of unscheduled board and committee meetings, where applicable, as well as to devote appropriate preparation time ahead of each meeting.

Confidentiality	Information acquired by each director in carrying out their duties is deemed confidential and cannot be publicly released without prior clearance from the chairman of the board.

(1)	The chairman of the board does not receive additional compensation for sitting on board committees.

(2)	In 2011, Mr. Ingram has received an annual equity award with a grant date fair value of $200,000 and will receive fees of $250,000, a total of $450,000. In 2010, Mr. McLaughlin received an annual equity award with a grant date fair value of $150,000 and fees of $300,000, a total of $450,000.

(3)	Inclusive of committee membership fee.

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

Mr. Martin

On January 7, 2003, we and EPI entered into an agreement with Mr. G. Kelly Martin such that Mr. Martin was appointed president and CEO effective February 3, 2003.

Effective December 7, 2005, we and EPI entered into a new employment agreement with Mr. Martin, under which Mr. Martin continues to serve as our CEO with an initial base annual salary of $798,000. Mr. Martin is eligible to participate in our annual bonus plan, performance-based stock awards and merit award plans. Under the new agreement, Mr. Martin was granted an option to purchase 750,000 Ordinary Shares with an exercise price per share of $12.03, vesting in three equal annual installments (the 2005 Options). Mr. Martin’s employment agreement was amended on December 19, 2008 to comply with the requirements of Section 409A of the IRC.

On June 2, 2010, Elan and Mr. Martin agreed to amend his 2005 employment contract from an open-ended agreement to a fixed term agreement. Under this 2010 agreement, Mr. Martin committed to remain in his current roles as CEO and director of the Company through to May 1, 2012. It was agreed that upon the completion of this fixed term Mr. Martin will then serve the Board as executive adviser through to January 31, 2013. Under this amendment, Mr. Martin’s base salary was increased from $800,000 to $1,000,000 per year effective June 1, 2010 and when Mr. Martin moves to the role of executive adviser, his base salary will be reduced to $750,000 per year, he will not be eligible for a bonus and he will resign from the Board.

The agreement, as amended, continues until Mr. Martin resigns, is involuntarily terminated, is terminated for cause or dies, or is disabled. In general, if Mr. Martin’s employment is involuntarily terminated (other than for cause, death or disability) or Mr. Martin leaves for good reason, we will pay Mr. Martin a lump sum equal to two

(three, in the event of a change in control) times his salary and target bonus and his Options will be exercisable until the earlier of (i) January 31, 2015 or (ii) tenth anniversary of the date of grant. In the event of a change in control, his Options will be exercisable until the earlier of (i) three years from the date of termination, or January 31, 2015, whichever is later or (ii) the tenth anniversary of the date of grant of the stock option.

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

No other executive director has an employment contract extending beyond 12 months or pre-determined compensation on termination which exceeds one year’s salary.

Mr. McLaughlin

In 2010 and 2009, Davy, an Irish based stockbroking, wealth management and financial advisory firm, of which Mr. McLaughlin is deputy chairman, provided advisory services to the company. The total invoiced value of these services was $0.3 million (2009: $2.4 million). Services rendered in 2009 included work in relation to the Johnson & Johnson Transaction and the sale of the 8.75% Notes issued October 2009.

Mr. Pilnik

In 2009, prior to his joining the board of directors of Elan, Mr. Pilnik was paid a fee of $15,230 for consultancy services provided to Elan.

Dr. Selkoe

Effective as of July 1, 2009, EPI entered into a consultancy agreement with Dr. Dennis Selkoe under which Dr. Selkoe agreed to provide consultant services with respect to the treatment and/or prevention of neurodegenerative and autoimmune diseases. We pay Dr. Selkoe a fee of $12,500 per quarter under this agreement. The agreement is effective for three years unless terminated by either party upon 30 days written notice and supersedes all prior consulting agreements between Dr. Selkoe and Elan. Previously, Dr. Selkoe was a party to a similar consultancy agreement with EPI and Athena. Under the consultancy agreements, Dr. Selkoe received $50,000 in 2010, 2009 and 2008.

Arrangements with Former Directors

Mr. Groom

On July 1, 2003, we entered into a pension agreement with Mr. John Groom, a former director of Elan Corporation, plc, whereby we paid him a pension of $200,000 per annum, monthly in arrears, until May 16, 2008, in respect of his former senior executive roles. Mr. Groom received a total payment of $75,556 in 2008.

Agreement with Mr. Schuler, Mr. Bryson and Crabtree Partners L.L.C.

On September 17, 2010, we entered into agreements with Mr. Jack W. Schuler and Mr. Vaughn Bryson whereby we agreed to pay to Mr. Schuler and Mr. Bryson the aggregate amount of $300,000 in settlement of all costs, fees and expenses incurred by them in respect of any and all matters relating to the Irish High Court litigation and the SEC investigation of Mr. Schuler. Under the agreements, Mr. Schuler and Mr. Bryson agreed to resign from the board, and they subsequently resigned on October 29, 2010.

On June 8, 2009, we entered into an agreement with Mr. Jack W. Schuler, Mr. Vaughn Bryson and Crabtree Partners L.L.C. (an affiliate of Mr. Schuler and a shareholder of the Company) (collectively “the Crabtree Group”). Pursuant to this Agreement, we agreed to nominate Mr. Schuler and Mr. Bryson for election as directors of the Company at the 2009 AGM. Mr. Schuler and Mr. Bryson irrevocably agreed to resign as directors of the Company effective on the first date on which Mr. Schuler, Mr. Bryson and Crabtree Partners L.L.C. cease to beneficially own, in aggregate, at least 0.5% of the Company’s issued share capital. The Agreement also includes a standstill provision providing that, until the later of December 31, 2009, amended to January 1, 2012, pursuant to the 2010 agreement, and the date that is three months after the date on which Mr. Schuler and Mr. Bryson cease to be directors of the Company, none of Mr. Schuler, Mr. Bryson, Crabtree Partners L.L.C. or any of their respective affiliates will, among other things, acquire any additional equity interest in the Company if, after giving effect to the acquisition, Mr. Schuler, Mr. Bryson, Crabtree Partners L.L.C. and their affiliates would own more than 3% of the Company’s issued share capital. Finally, we agreed to reimburse the Crabtree Group for $500,000 of documented out-of-pocket legal expenses incurred by their outside counsel in connection with the Agreement and the matters referenced in the Agreement.

Dr. Bloom

On July 17, 2009, EPI entered into a consultancy agreement with Dr. Bloom under which Dr. Bloom agreed to provide consultant services to Elan with respect to the treatment and/or prevention of neurodegenerative diseases and to act as an advisor to the science and technology committee. We pay Dr. Bloom a fee of $10,000 per quarter under this agreement. The agreement is effective for two years unless terminated by either party upon 30 days written notice. Under the consultancy agreements, Dr. Bloom received $58,152 in 2010, of which $18,152 related to services rendered during 2009.

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

See Item 9C “Markets.”

B.	Plan of Distribution

Not applicable.

C.	Markets

The principal trading market for our Ordinary Shares is the ISE. Our ADSs, each representing one Ordinary Share and evidenced by ADRs, are traded on the NYSE under the symbol “ELN.” The ADR depositary is The Bank of New York.

The following table sets forth the high and low sales prices of the Ordinary Shares during the periods indicated, based upon mid-market prices at close of business on the ISE and the high and low sales prices of the ADSs, as reported in published financial sources:

			American
	€0.05		Depositary
	Ordinary Shares		Shares(1)
	High	Low	High	Low
	(€)		($)

Year ended December 31
2006	14.90	10.27	19.21	12.50
2007	16.89	9.04	24.52	11.98
2008	23.47	4.02	36.82	5.36
2009	6.37	3.42	8.70	5.00
2010	6.04	3.48	8.18	4.33
Calendar Year
2009
Quarter 1	6.37	3.79	8.70	5.00
Quarter 2	5.90	4.10	8.36	5.53
Quarter 3	5.85	4.71	8.13	6.65
Quarter 4	4.75	3.42	6.89	5.02
2010
Quarter 1	5.72	4.66	8.12	6.65
Quarter 2	6.04	3.70	8.18	4.50
Quarter 3	4.13	3.48	5.75	4.33
Quarter 4	4.71	3.88	6.15	5.08
Month Ended
August 2010	4.05	3.48	5.43	4.33
September 2010	4.13	3.53	5.75	4.42
October 2010	4.40	3.91	6.15	5.36
November 2010	4.25	3.90	5.88	5.15
December 2010	4.71	3.88	6.04	5.08
January 2011	5.38	4.33	7.11	5.83

(1)	An ADS represents one Ordinary Share, par value €0.05.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information.

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Objects

Our objects, which are detailed in our Memorandum of Association include, but are not limited to, manufacturing, buying, selling and distributing pharmaceutical products.

Directors

Subject to certain limited exceptions, directors may not vote on matters in which they have a material interest. In the absence of an independent quorum, the directors may not vote compensation to themselves or any member of the board of directors. Directors are entitled to remuneration as shall, from time to time, be voted to them by ordinary resolution of the shareholders and to be paid such expenses as may be incurred by them in the course of the performance of their duties as directors. Directors who take on additional committee assignments or otherwise perform additional services for the Company, outside the scope of their ordinary duties as directors, shall be entitled to receive such additional remuneration as the board may determine. The directors may exercise all of the powers of Elan to borrow money. These powers may be amended by special resolution of the shareholders. There is no requirement for a director to hold shares.

The names of the directors are shown in Item 6A. “Directors and Senior Management.” Mr. Robert A. Ingram was appointed as director on December 3, 2010 and chairman on January 26, 2011. Mr. Ingram will seek election at the forthcoming AGM. Mr. Rohn retired from the board on April 17, 2010 and Mr. Bryson and Mr. Schuler resigned as directors on October 29, 2010.

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

Indentures

Indentures governing the 8.75% Notes, 8.875% Notes, and the Floating Rate Notes due 2013 contain covenants that restrict or prohibit our ability to engage in or enter into a variety of transactions. These restrictions and prohibitions could have a material and adverse effect on us. During 2010, as of December 31, 2010, and as of the date of filing of this Form 20-F, we were not in violation of any of our debt covenants. For additional information with respect to the restrictive covenants contained in our indentures, refer to Note 22 to the Consolidated Financial Statements.

Development and Marketing Collaboration Agreement with Biogen Idec

In August 2000, we entered into a development and marketing collaboration agreement with Biogen Idec, successor to Biogen, Inc., to collaborate in the development and commercialization of Tysabri for MS and Crohn’s disease, with Biogen Idec acting as the lead party for MS and Elan acting as the lead party for Crohn’s disease. The collaboration agreement will expire in November 2019, but may be extended by mutual agreement of the parties. If the agreement is not extended, then each of Biogen Idec and Elan has the option to buy the other party’s rights to Tysabri upon expiration of the term. Each party has a similar option to buy the other party’s rights to Tysabri if the other party undergoes a change of control (as defined in the collaboration agreement). In addition, each of Biogen Idec and Elan can terminate the agreement for convenience or material breach by the other party, in which case, among other things, certain licenses, regulatory approvals and other rights related to the manufacture, sale and development of Tysabri are required to be transferred to the party that is not terminating for convenience or is not in material breach of the agreement.

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

In June 2006, the FDA approved the reintroduction of Tysabri for the treatment of relapsing forms of MS. Approval for the marketing of Tysabri in the European Union was also received in June 2006 and has subsequently been received in a number of other countries. The distribution of Tysabri in both the United States and the ROW commenced in July 2006. Global in-market net sales of Tysabri in 2010 were $1,230.0 million (2009: $1,059.2 million; 2008: $813.0 million), consisting of $593.2 million (2009: $508.5 million; 2008: $421.6 million) in the United States and $636.8 million (2009: $550.7 million; 2008: $391.4 million) in the ROW.

In January 2008, the FDA approved the sBLA for Tysabri, for the treatment of patients with Crohn’s disease, and Tysabri was launched in this indication at the end of the first quarter of 2008. In December 2008, we announced a realignment of our commercial activities in Tysabri for Crohn’s disease, shifting our efforts from a traditional sales model to a model based on clinical support and education.

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

In the ROW markets, Biogen Idec is responsible for distribution and we record as revenue our share of the profit or loss on ROW sales of Tysabri, plus our directly incurred expenses on these sales. In 2010, we recorded revenue of $258.3 million (2009: $215.8 million; 2008: $135.5 million).

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

Johnson & Johnson AIP Agreements

On September 17, 2009, Janssen AI, a newly formed subsidiary of Johnson & Johnson, completed the acquisition of substantially all of our assets and rights related to the AIP. In addition, Johnson & Johnson, through its affiliate Janssen Pharmaceutical, invested $885.0 million in exchange for newly issued ADRs of Elan, representing 18.4% of our outstanding Ordinary Shares at the time. Johnson & Johnson also committed to fund up to $500.0 million towards the further development and commercialization of the AIP. As of December 31, 2010, the remaining balance of the Johnson & Johnson $500.0 million funding commitment was $272.0 million (2009: $451.0 million), which reflects the $179.0 million utilized in 2010 (2009: $49.0 million). Any required additional expenditures in respect of Janssen AI’s obligations under the AIP collaboration in excess of the initial $500.0 million funding commitment will be funded by Elan and Johnson & Johnson in proportion to their respective shareholdings up to a maximum additional commitment of $400.0 million in total. Based on current spend levels, Elan anticipates that we may be called upon to provide funding to Janssen AI commencing in 2012. In the event that further funding is required beyond the $400.0 million, such funding will be on terms determined by the board of Janssen AI, with Johnson & Johnson and Elan having a right of first offer to provide additional funding. In the event that either an AIP product reaches market and Janssen AI is in a positive operating cash flow position, or the AIP is terminated, before the initial $500.0 million funding commitment has been spent, Johnson & Johnson is not required to contribute the full $500.0 million.

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

Transition Therapeutics Collaboration Agreement

In September 2006, we entered into an exclusive, worldwide collaboration with Transition for the joint development and commercialization of a novel therapeutic agent for Alzheimer’s disease. The small molecule, ELND005, is a beta amyloid anti-aggregation agent that has been granted fast track designation by the FDA. In December 2007, the first patient was dosed in a Phase 2 clinical study. This 18-month, randomized, double-blind, placebo-controlled, dose-ranging study was designed to evaluate the safety and efficacy of ELND005 in approximately 340 patients with mild to moderate Alzheimer’s disease. In December 2009, we announced that patients would be withdrawn from the two highest dose groups due to safety concerns. In August 2010, Elan and Transition announced the top-line summary results of the Phase 2 clinical study. The study’s cognitive and functional co-primary endpoints did not achieve statistical significance. The 250mg twice daily dose demonstrated a biological effect on amyloid-beta protein in the CSF, in a subgroup of patients who provided CSF samples. This dose achieved targeted drug levels in the CSF and showed some effects on clinical endpoints in an exploratory analysis.

In December 2010, we modified our Collaboration Agreement with Transition and, in connection with this modification, Transition elected to exercise its opt-out right under the original agreement. Under this amendment, we paid Transition $9.0 million in January 2011. Under the modified Collaboration Agreement, Transition will be eligible to receive a further $11.0 million payment upon the commencement of the next ELND005 clinical trial, and will no longer be eligible to receive a $25.0 million milestone that would have been due upon the commencement of a Phase 3 trial for ELND005 under the terms of the original agreement. As a consequence of Transition’s decision to exercise its opt-out right, it will no longer fund the development or commercialization of ELND005 and has relinquished its 30% ownership of ELND005 to us. Consistent with the terms of the original agreement, following its opt-out decision, Transition will be entitled to receive milestone payments of up to $93.0 million (in addition to the $11.0 million described above), along with tiered royalties ranging from high single digit to the mid teens (subject to offsets) based on net sales of ELND005 should the drug receive the necessary regulatory approvals for commercialization.

The term of the Collaboration Agreement runs until we are no longer developing or commercializing ELND005. We may terminate the Collaboration Agreement upon not less than 90 days notice to Transition and either party may terminate the Collaboration Agreement for material breach or because of insolvency of the other party. In addition, if we have not initiated a new ELND005 clinical trial by December 31, 2012, or otherwise paid Transition $11.0 million by January 31, 2013, the Collaboration Agreement will terminate.

We are continuing to explore pathways forward for the ELND005 asset.

See Item 4B. “Business Overview” for additional information regarding our collaboration activities and related clinical trials.

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

At present the Financial Transfers Act, 1992 prohibits financial transfers involving the late Slobodan Milosevic and associated persons, Burma (Myanmar), Belarus, certain persons indicted by the International Criminal Tribunal for the former Yugoslavia, Usama bin Laden, Al-Qaida, the Taliban of Afghanistan, Democratic Republic of Congo, Democratic People’s Republic of Korea (North Korea), Iran, Iraq, Côte d’Ivoire, Lebanon, Liberia, Zimbabwe, Uzbekistan, Sudan, Somalia, Republic of Guinea, certain known terrorists and terrorist groups, and countries that harbor certain terrorist groups, without the prior permission of the Central Bank of Ireland.

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

The following is a general description of Irish taxation inclusive of certain Irish tax consequences to U.S. Holders (as defined below) of the purchase, ownership and disposition of ADSs or Ordinary Shares. As used herein, references to the Ordinary Shares include ADSs representing such Ordinary Shares, unless the tax treatment of the ADSs and Ordinary Shares has been specifically differentiated. This description is for general information purposes only and does not purport to be a comprehensive description of all the Irish tax considerations that may be relevant in a U.S. Holder’s decision to purchase, hold or dispose of our Ordinary Shares. It is based on the various Irish Taxation Acts, all as in effect on February 18, 2011, and all of which are subject to change (possibly on a retroactive basis). The Irish tax treatment of a U.S. Holder of Ordinary Shares may vary depending upon such holder’s particular situation, and holders or prospective purchasers of Ordinary Shares are advised to consult their own tax advisors as to the Irish or other tax consequences of the purchase, ownership and disposition of Ordinary Shares.

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

Taxation of Corporate Income

We are a public limited company incorporated and resident for tax purposes in Ireland. Under current Irish legislation, a company is regarded as resident for tax purposes in Ireland if it is centrally managed and controlled in Ireland, or, in certain circumstances, if it is incorporated in Ireland. Trading income of an Irish company is generally taxable at the Irish corporation tax rate of 12.5%. Non-trading income of an Irish company e.g. interest income, rental income or other passive income, is taxable at a rate of 25%. Previously, income from a qualifying patent was disregarded for Irish tax purposes up to a cap of €5 million per annum. A qualifying patent means a patent in relation to which the research, planning, processing, experimenting, testing, devising, designing, developing or similar activities leading to the invention that is the subject of the patent were carried out in an European Economic Area state. This relief was withdrawn on November 24, 2010. In addition, manufacturing profits of an Irish company were subject to a reduced tax rate of 10%; however this relief was withdrawn with effect from January 1, 2011. Any future manufacturing profits from an Irish trade will now be taxable at the 12.5% tax rate referred to above.

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

Irish Capital Acquisitions Tax

A gift or inheritance of Ordinary Shares will be and, in the case of our warrants or American Depositary Warrant Shares (ADWSs) representing such warrants, may be, within the charge to Irish capital acquisitions tax, notwithstanding that the person from whom the gift or inheritance is received is domiciled or resident outside Ireland. Capital acquisitions tax is charged at the rate of 25% above a tax-free threshold. This tax-free threshold is determined by the relationship between the donor and the successor or donee. It is also affected by the amount of the current benefit and previous benefits taken since December 5, 1991 from persons within the same capital acquisitions tax relationship category. Gifts and inheritances between spouses are not subject to capital acquisitions tax.

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

The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act). In accordance with these requirements, the Company files Annual Reports on Form 20-F with, and furnishes Reports of Foreign Issuer on Form 6-K to, the SEC. These materials, including our Annual Report on Form 20-F for the fiscal year ended December 31, 2010 and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, NE, Washington D.C. 20549. Copies of the materials may be obtained from the SEC’s Public Reference Room at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. As a foreign private issuer, all documents that were filed or submitted after November 4, 2002 on the SEC’s EDGAR system are available for retrieval on the website maintained by the SEC at http://www.sec.gov. These filings and submissions are also available from commercial document retrieval services.

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

During 2010, average exchange rates were $1.327 = €1.00. We had entered into a number of forward foreign exchange contracts at various rates of exchange that required us to sell U.S. dollars for euro and sell euro for

U.S. dollars on various dates during 2010. These forward contracts expired on various dates throughout 2010 and there were no forward contracts outstanding as of December 31, 2010.

Interest Rate Risk on Debt

Our debt is at fixed rates, except for the outstanding $10.5 million of Floating Rate Notes due 2013. Interest rate changes affect the amount of interest on our variable rate debt.

The table below summarizes the market risks associated with our fixed and variable rate debt outstanding at December 31, 2010 (in millions):

	2013	2016	Total

Aggregate principal amount of fixed rate debt(1)	$449.5	$825.0	$1,274.5
Average interest rate	8.875%	8.75%	8.79%
Aggregate principal amount of variable rate debt(2)	$10.5	$—	$10.5
Average interest rate(3)	4.43%	—	4.43%

Total aggregate principal amount of debt	$460.0	$825.0	$1,285.0

Weighted-average interest rate	8.77%	8.75%	8.76%

(1)	Represents 99.2% of all outstanding debt.

(2)	Represents 0.8% of all outstanding debt.

(3)	The variable rate debt bears interest at a rate of three-month London Interbank Offer Rate plus 4.125%. To calculate the estimated future average interest rates on the variable rate debt, we used London Interbank Offer Rate at December 31, 2010.

The cash flow interest rate risk exposure arising on our variable rate debt is partially offset by the variable interest rates on our cash and liquid resources, which are linked to similar short-term benchmarks as our variable rate debt.

If market rates of interest on our variable rate debt increased by 10%, then the increase in interest expense on the variable rate debt would be minimal on an annual basis. As of December 31, 2010, the fair value of our debt was $1,286.6 million. For additional information on the fair values of debt instruments, refer to Note 27 to the Consolidated Financial Statements.

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

The interest rate risk profile of our investments at December 31, 2010, was as follows (in millions):

	Fixed	Floating	No Interest	Total

Cash and cash equivalents	$—	$422.5	$—	$422.5
Restricted cash and cash equivalents — current(1)	$—	$208.2	$—	$208.2
Restricted cash and cash equivalents — non-current	$—	$14.9	$—	$14.9
Investment securities — current	$—	$—	$2.0	$2.0
Investment securities — non-current	$—	$0.2	$9.2	$9.4

(1)	Includes $203.7 million held in an escrow account in relation to the Zonegran settlement.

Variable interest rates on cash and liquid resources are generally based on the appropriate Euro Interbank Offered Rate, London Interbank Offer Rate or bank rates dependent on principal amounts on deposit.

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

At the balance sheet date, we have a significant concentration of credit risk given that our main customer or collaborator, AmerisourceBergen and Biogen Idec account for 69% of our gross accounts receivable balance at December 31, 2010. However, we do not believe our credit risk in relation with these two customers is significant, as they each have an investment grade credit rating.

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

Persons depositing or withdrawing shares must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property.

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates.

$.02 (or less) per ADS	Any cash distribution to ADS registered holders.

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders.

$.02 (or less) per ADSs per calendar year	Depositary services.

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares.

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement).

Converting foreign currency to U.S. dollars.

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary.

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary.

From January 1, 2010 to February 18, 2011 we did not receive any money from the depositary or any reimbursement relating to the ADS facility.

The depositary has agreed to waive certain fees relating to products and services provided by the depositary. In 2010, this amounted to $144,673 (2009: $134,458).

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.	Controls and Procedures.

Disclosure Controls and Procedures

We conducted an evaluation as of December 31, 2010 under the supervision and with the participation of management, including our CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on the evaluation conducted, our management, including our CEO and CFO, concluded that at December 31, 2010 such disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). Our internal control system is designed to provide reasonable assurance regarding the preparation and fair presentation of financial statements for external purposes in accordance with U.S. GAAP. All internal control systems, no matter how well designed, have inherent limitations and can provide only reasonable assurance that the objectives of the internal control system are met. It must be noted that even those systems that management deems to be effective can only provide reasonable assurance with respect to the preparation and presentation of our financial statements. Also, projections of any evaluation of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or the degree of compliance with the policies and procedures.

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal controls over financial reporting, based on the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation conducted, our management, including our CEO and CFO, concluded that as of December 31, 2010, internal control over financial reporting was effective.

Our independent registered public accounting firm, KPMG, has issued an auditor’s report on the Company’s internal control over financial reporting as of December 31, 2010, which is included under Item 15 “Controls and Procedures” in this Annual Report on Form 20-F.

Changes in Internal Control Over Financial Reporting

Changes that have materially affected, or are reasonably likely to material affect, our internal control over financial reporting during the period covered by the annual report, need to be identified and reported as required by paragraph (d) of Rule 13a-15.

During the year ended December 31, 2010, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Elan Corporation, plc:

We have audited Elan Corporation, plc’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Elan Corporation, plc’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, appearing under Item 15 in this Annual Report on Form 20-F. Our responsibility is to express an opinion on Elan Corporation, plc’s internal control over financial reporting based on our audit.

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

In our opinion, Elan Corporation, plc maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Elan Corporation, plc and subsidiaries, as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders’ equity/(deficit) and comprehensive income/(loss) and cash flows for each of the years in the three-year period ended December 31, 2010, and the related financial statement schedule, and our report dated February 24, 2011 expressed an unqualified opinion on those consolidated financial statements and the related financial statement schedule.

/s/  KPMG

Dublin, Ireland
February 24, 2011

Item 16.	Reserved.

Item 16A.	Audit Committee Financial Expert.

The board of directors of Elan has determined that Mr. Gary Kennedy, Mr. Kerr and Mr. O’Connor qualify as Audit Committee financial experts and as independent directors within the meaning of the NYSE listing standards.

Item 16B.	Code of Ethics.

Our board of directors adopted a code of conduct that applies to our directors, officers and employees. The code of conduct was revised and updated in February 2011. There have been no material modifications to, or waivers from, the provisions of such code. This code is available on the corporate governance section of our website at the following address: www.elan.com.

Item 16C.	Principal Accountant Fees and Services.

Our principal accountants are KPMG. The table below summarizes the fees for professional services rendered by KPMG for the audit of our Consolidated Financial Statements and fees billed for other services rendered by KPMG (in millions):

	2010	2009

Auditors’ remuneration:
Audit fees(1)	$2.0	$2.3
Audit-related fees(2)	—	0.5

Total audit and audit-related fees	$2.0	$2.8
Tax fees(3)	0.6	0.8
All other fees	—	—

Total auditors’ remuneration	$2.6	$3.6

(1)	Audit services include audit of our Consolidated Financial Statements, as well as work that generally only the independent auditor can reasonably be expected to provide, including comfort letters, statutory audits, and discussions surrounding the proper application of financial accounting or reporting standards.

(2)	Audit-related services are for assurance and related services that are traditionally performed by the independent auditor, including due diligence related to mergers, acquisitions and disposals, employee benefit plan audits, and special procedures required to meet certain regulatory requirements.

(3)	Tax fees consist of fees for professional services for tax compliance, tax advice and tax planning. This category includes fees related to the preparation and review of tax returns.

Report of the Audit Committee

The Audit Committee held 10 scheduled meetings in 2010. Details of meeting attendance by Audit Committee members are included in the table on page 73. In addition, three meetings were held to deal with specific matters.

Committee Membership

Name	Status During 2010

Gary Kennedy (Chairman)	Member for the whole period
Giles Kerr	Member for the whole period
Donal O’Connor	Member for the whole period

The current members of the Audit Committee are all non-executive directors of the Company. The board considers each member to be independent under the Guidelines, the Combined Code and the criteria of the NYSE corporate governance listing standards concerning the composition of audit committees.

The board is satisfied that at least one member of the Audit Committee has recent and relevant financial experience. The board has determined that Mr. Kennedy, Mr. Kerr and Mr. O’Connor are Audit Committee financial experts for the purposes of the Sarbanes-Oxley Act of 2002.

Role and Focus

The Audit Committee helps the board in its general oversight of the Company’s accounting and financial reporting practices, internal controls and audit functions, and is directly responsible for the appointment, compensation and oversight of the work of our independent auditors.

The core responsibilities of the Audit Committee include reviewing and reporting to the board on:

•	Matters relating to the periodic financial reporting prepared by the Company;

•	The independent auditors’ qualifications and independence;

•	The performance of the internal auditor and the corporate compliance functions;

•	Compliance with legal and regulatory requirements including the operation of the Company’s Securities Trading Policy and Code of Conduct;

•	The Company’s overall framework for internal control over financial reporting and other internal controls and processes; and

•	The Company’s overall framework for risk management.

The Audit Committee oversees the maintenance and review of the Company’s Code of Conduct. It has established procedures for the receipt and handling of complaints concerning accounting or audit matters.

It appoints and agrees on the compensation for the independent external auditors subject, in each case, to the approval of the Company’s shareholders at general meeting. The Audit Committee maintains policies and procedures for the pre-approval of all audit services and permitted non-audit services undertaken by the independent external auditor. The principal purpose of these policies and procedures is to ensure that the independence of the independent external auditor is not impaired. The policies and procedures cover three categories of work: audit services, audit-related services and non-audit services. The pre-approval procedures permit certain audit, audit-related and non-audit services to be performed by the independent external auditor during the year subject to fee limits agreed with the Audit Committee in advance. Authority to approve, between Audit Committee meetings, work in excess of the pre-agreed fee limits is delegated to members of the Audit Committee if required. Regular reports to the full Audit Committee are also provided for and, in practice, are a standing agenda item at Audit Committee meetings. Following the entering into of a Corporate Integrity Agreement between the Company and the Office of Inspector General of the U.S. Department of Health and Human Services, the Audit Committee, on behalf of the board of directors, is responsible for the review and oversight of matters related to compliance with federal healthcare program requirements, FDA requirements and the obligations of the Corporate Integrity Agreement.

Activities Undertaken During the Year

The Audit Committee held a number of private meetings without management present with both the Company’s head of internal audit and with the engagement partner from the Company’s independent external auditors. The purpose of these meetings was to facilitate free and open discussions between the Audit Committee members and those individuals separate from the main sessions of the Audit Committee, which were attended by the CFO, the group controller and the Company’s general counsel.

At each regularly scheduled board meeting, the chairman of the Audit Committee reported to the board on the principal matters covered at the preceding Audit Committee meetings. The minutes of all Audit Committee meetings were also circulated to all board members. During 2010, the business considered and discussed by the Audit Committee included the matters referred to below.

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

•	The Audit Committee reviewed the operations of the Company’s code of conduct, the employee helpline and email system. No material issues were reported through this route during the year. No waivers to the Code of Conduct were made in 2010.

•	The Audit Committee reviewed the progress on the implementation of a comprehensive enterprise-wide risk management process in the Company.

•	Matters concerning the internal audit function, corporate compliance function and financial functions were reviewed. The Company’s continuing work to comply with the applicable provisions of the Sarbanes-Oxley Act of 2002 was monitored by the Audit Committee.

•	The Audit Committee charter and the operation of the Audit Committee were reviewed and updated during 2010.

•	The amount of audit and non-audit fees of the independent auditor was monitored throughout 2010. The Audit Committee was satisfied throughout the year that the objectivity and independence of the independent external auditor were not in any way impaired by either the nature of the non-audit work undertaken, the level of non-audit fees charged for such work or any other facts or circumstances.

On behalf of the Audit Committee,

Gary Kennedy
Chairman of the Audit Committee and
Non-Executive Director

February 24, 2011

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

Our board of directors maintains a NGC composed entirely of independent directors. The NGC has a written charter which, among other things, meets the requirements set forth in NYSE Section 303A.04 (b)(i) and provides for an annual evaluation of the NGC’s performance.

NYSE Section 303A.05
Listed companies must have a compensation committee comprised entirely of independent directors. The committee must have a written charter establishing certain minimum responsibilities as set forth in NYSE Section 303A.05(b)(i) and providing for an annual evaluation of the committee’s performance.

Our board of directors maintains a LDCC composed entirely of independent directors. The LDCC has a written charter which, among other things, meets the requirements set forth in NYSE Section 303A.05 (b)(i) (except that the LDCC’s report set forth in Elan’s annual report is based on Irish rules and regulations rather than the SEC proxy rules) and provides for an annual evaluation of the LDCC’s performance.

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

The Audit Committee has a written charter that meets the requirements set forth in NYSE Section 303A.07 (b)(iii) and provides for an annual evaluation of the Audit Committee’s performance.

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
Under Section 13.13 of the Listing Rules of the ISE, in general, all employee share plans that contemplate the issuance of new shares must, with certain limited exceptions, be approved by our shareholders prior to their adoption.

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

We have adopted Corporate Governance Guidelines that, together with the charters of the Audit Committee, the NGC and the LDCC, are published on our website.

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

We have audited the accompanying consolidated balance sheets of Elan Corporation, plc and subsidiaries (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders’ equity/(deficit) and comprehensive income/(loss), and cash flows for each of the years in the three-year period ended December 31, 2010. In connection with our audits of the consolidated financial statements, we have also audited financial statement Schedule II. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Elan Corporation, plc and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Elan Corporation plc’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 24, 2011 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/  KPMG

Dublin, Ireland
February 24, 2011

Elan Corporation, plc

Consolidated Statements of Operations
For the Years Ended December 31, 2010, 2009 and 2008

	Notes	2010	2009	2008
	(In millions, except per share data)

Product revenue		$1,156.0	$1,094.3	$980.2
Contract revenue		13.7	18.7	20.0

Total revenue	3	1,169.7	1,113.0	1,000.2
Cost of sales		583.3	560.7	493.4

Gross margin		586.4	552.3	506.8
Operating expenses:
Selling, general and administrative expenses		254.7	268.2	292.7
Research and development expenses		258.7	293.6	323.4
Settlement reserve charge	5	206.3	—	—
Net gain on divestment of business	6	(1.0)	(108.7)	—
Other net charges	7	56.3	67.3	34.2

Total operating expenses		775.0	520.4	650.3

Operating income/(loss)		(188.6)	31.9	(143.5)

Net interest and investment gains and losses:
Net interest expense	8	117.8	137.9	132.0
Net loss on equity method investment	9	26.0	—	—
Net investment (gains)/losses	15	(12.8)	(0.6)	21.8
Net charge on debt retirement	10	3.0	24.4	—

Net interest and investment gains and losses		134.0	161.7	153.8

Net loss before income taxes		(322.6)	(129.8)	(297.3)
Provision for/(benefit from) income taxes	11	2.1	46.4	(226.3)

Net loss		$(324.7)	$(176.2)	$(71.0)

Basic and diluted net loss per Ordinary Share	12	$(0.56)	$(0.35)	$(0.15)

Weighted-average number of Ordinary Shares outstanding		584.9	506.8	473.5

The accompanying notes are an integral part of these Consolidated Financial Statements.

Elan Corporation, plc

Consolidated Balance Sheets
As of December 31, 2010 and 2009

	Notes	2010	2009
	(In millions, except shares and par values)

ASSETS
Current Assets:
Cash and cash equivalents		$422.5	$836.5
Restricted cash and cash equivalents — current	13	208.2	16.8
Accounts receivable, net	14	191.6	192.4
Investment securities — current	15	2.0	7.1
Inventory	16	39.0	53.5
Deferred tax assets — current	11	41.8	23.9
Prepaid and other current assets	17	15.4	29.0

Total current assets		920.5	1,159.2
Property, plant and equipment, net	18	287.5	292.8
Goodwill and other intangible assets, net	19	376.5	417.4
Equity method investment	9	209.0	235.0
Investment securities — non-current	15	9.4	8.7
Restricted cash and cash equivalents — non-current	13	14.9	14.9
Deferred tax assets — non-current	11	154.3	174.8
Other assets	20	45.4	35.0

Total assets		$2,017.5	$2,337.8

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable		$39.2	$52.4
Accrued and other current liabilities	21	442.5	198.1

Total current liabilities		481.7	250.5
Long-term debt	22	1,270.4	1,532.1
Other liabilities	21	71.1	61.0

Total liabilities		1,823.2	1,843.6

Shareholders’ Equity:
Ordinary Shares, €0.05 par value, 670,000,000 shares authorized, 585,201,576 and 583,901,211 shares issued and outstanding at December 31, 2010 and 2009, respectively	23	35.9	35.8
Executive Shares, €1.25 par value, 1,000 shares authorized, 1,000 shares issued and outstanding at December 31, 2010 and 2009	23	—	—
“B” Executive Shares, €0.05 par value, 25,000 shares authorized, 21,375 shares issued and outstanding at December 31, 2010 and 2009	23	—	—
Additional paid-in capital		6,444.9	6,413.2
Accumulated deficit		(6,243.4)	(5,918.7)
Accumulated other comprehensive loss	24	(43.1)	(36.1)

Shareholders’ equity		194.3	494.2

Total liabilities and shareholders’ equity		$2,017.5	$2,337.8

The accompanying notes are an integral part of these Consolidated Financial Statements.

Elan Corporation, plc

Consolidated Statements of Shareholders’ Equity/(Deficit) and Comprehensive Income/(Loss)
For the Years Ended December 31, 2010, 2009 and 2008

					Accumulated
			Additional		Other	Total
	Number of	Share	Paid-in	Accumulated	Comprehensive	Shareholders’
	Shares	Capital	Capital	Deficit	Income/(Loss)	Equity/(Deficit)
	(In millions)

Balance at December 31, 2007	470.2	$27.4	$5,421.1	$(5,671.5)	$(11.7)	$(234.7)
Comprehensive loss:
Net loss	—	—	—	(71.0)	—	(71.0)
Unrealized loss on investment securities	—	—	—	—	(3.5)	(3.5)
Unrealized components of defined pension plans	—	—	—	—	(23.6)	(23.6)

Total comprehensive loss						(98.1)

Tax benefit of equity award deductions	—	—	2.4	—	—	2.4
Stock issued, net of issuance costs	4.5	0.2	49.8	—	—	50.0
Share-based compensation	—	—	48.2	—	—	48.2

Balance at December 31, 2008	474.7	27.6	5,521.5	(5,742.5)	(38.8)	(232.2)
Comprehensive loss:
Net loss	—	—	—	(176.2)	—	(176.2)
Unrealized gain on investment securities	—	—	—	—	4.0	4.0
Unrealized components of defined pension plans	—	—	—	—	(1.2)	(1.2)
Currency translation adjustments	—	—	—	—	(0.1)	(0.1)

Total comprehensive loss						(173.5)

Net tax shortfalls related to equity awards	—	—	(3.6)	—	—	(3.6)
Stock issued, net of issuance costs	109.2	8.2	863.8	—	—	872.0
Share-based compensation	—	—	31.5	—	—	31.5

Balance at December 31, 2009	583.9	35.8	6,413.2	(5,918.7)	(36.1)	494.2
Comprehensive loss:
Net loss	—	—	—	(324.7)	—	(324.7)
Unrealized loss on investment securities	—	—	—	—	(2.8)	(2.8)
Unrealized components of defined pension plans	—	—	—	—	(4.1)	(4.1)
Currency translation adjustments	—	—	—	—	(0.1)	(0.1)

Total comprehensive loss						(331.7)

Net tax shortfalls related to equity awards	—	—	(1.2)	—	—	(1.2)
Stock issued, net of issuance costs	1.3	0.1	1.7	—	—	1.8
Share-based compensation	—	—	31.2	—	—	31.2

Balance at December 31, 2010	585.2	$35.9	$6,444.9	$(6,243.4)	$(43.1)	$194.3

The accompanying notes are an integral part of these Consolidated Financial Statements.

Elan Corporation, plc

Consolidated Statements of Cash Flows
For the Years Ended December 31, 2010, 2009 and 2008

	2010	2009	2008
	(In millions)

Cash flows from operating activities:
Net loss	$(324.7)	$(176.2)	$(71.0)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of deferred revenue	(0.3)	(0.2)	(2.5)
Amortization of financing costs	5.4	5.5	5.1
Depreciation and amortization	63.3	75.0	70.1
(Gain)/loss on sale of investment securities	(12.8)	(1.2)	1.0
Impairment of property, plant and equipment	11.0	15.0	—
Impairment of intangible assets	0.9	30.6	—
Impairment of investments	—	—	20.2
Net gain on divestment of business	—	(126.0)	—
Net loss on equity method investment	26.0	—	—
Settlement reserve charge	206.3	—	—
Share-based compensation	31.5	31.5	47.2
Excess tax benefit from share-based compensation	—	(2.3)	(2.4)
Utilization/(recognition) of deferred tax asset	0.1	36.8	(236.6)
Net charge on debt retirement	3.0	24.4	—
Derivative fair value (gain)/loss	(1.2)	(0.3)	0.6
Other	1.7	4.3	5.8
Net changes in assets and liabilities:
Decrease/(increase) in accounts receivable	0.8	3.7	(58.7)
Decrease/(increase) in prepaid and other assets	10.7	(16.8)	(1.4)
Decrease/(increase) in inventory	14.2	(24.3)	6.9
(Decrease)/increase in debt interest accrual	(0.7)	4.3	(1.3)
Increase in accounts payable and accruals and other liabilities	33.0	29.9	22.7

Net cash provided by/(used in) operating activities	68.2	(86.3)	(194.3)

Cash flows from investing activities:
(Increase)/decrease in restricted cash	(191.4)	3.5	(5.6)
Proceeds from disposal of property, plant and equipment	0.1	7.3	—
Purchase of property, plant and equipment	(40.9)	(43.5)	(58.8)
Purchase of intangible assets	(3.6)	(52.4)	(79.1)
Purchase of non-current investment securities	(0.9)	(0.6)	(0.1)
Sale of non-current investment securities	7.9	—	3.5
Sale of current investment securities	8.5	28.9	232.6
Proceeds from business disposals	4.3	—	—
Proceeds from product disposals	—	—	2.0

Net cash (used in)/provided by investing activities	(216.0)	(56.8)	94.5

Cash flows from financing activities:
Issue of share capital	—	868.0	—
Proceeds from share based compensation stock issuances	1.8	4.0	50.0
Repayment of loans and capital lease obligations	(455.0)	(867.8)	(0.9)
Net proceeds from debt issuances	187.1	603.0	—
Excess tax benefit from share-based compensation	—	2.3	2.4
Repayment of government grants	—	(5.4)	—

Net cash (used in)/provided by financing activities	(266.1)	604.1	51.5

Effect of exchange rate changes on cash	(0.1)	0.2	0.1

Net (decrease)/increase in cash and cash equivalents	(414.0)	461.2	(48.2)
Cash and cash equivalents at beginning of year	836.5	375.3	423.5

Cash and cash equivalents at end of year	$422.5	$836.5	$375.3

Supplemental cash flow information:
Cash paid during the year for:
Interest	$(117.2)	$(126.1)	$(141.0)
Income taxes	$(0.4)	$(4.2)	$(7.4)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Description of Business

Elan Corporation, plc, an Irish public limited company (also referred to hereafter as we, our, us, Elan or the Company), is a neuroscience-based biotechnology company headquartered in Dublin, Ireland. We were incorporated as a private limited company in Ireland in December 1969 and became a public limited company in January 1984. Our principal executive offices are located at Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland and our telephone number is 011-353-1-709-4000. Our principal research and development (R&D) and manufacturing facilities are located in Ireland and the United States.

Our business is organized into two business units: BioNeurology which engages in research, development and commercial activities primarily in the areas of Alzheimer’s disease, Parkinson’s disease and Multiple Sclerosis (MS), and Elan Drug Technologies (EDT), which develops and manufactures innovative pharmaceutical products that deliver clinically meaningful benefits to patients, using its extensive experience and proprietary drug technologies in collaboration with pharmaceutical companies.

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

We have incurred significant losses during the last three fiscal years presented. However, our directors believe that we have adequate resources to continue in operational existence for at least the next 12 months and that it is appropriate to continue to prepare our Consolidated Financial Statements on a going concern basis.

(b)	Use of estimates

The preparation of the Consolidated Financial Statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying amounts of assets and liabilities that are not readily apparent from other sources. Estimates are used in determining items such as the carrying amounts of intangible assets, property, plant and equipment and equity method investments, revenue recognition, sales rebates and discounts, the fair value of share-based compensation, the accounting for contingencies and income taxes, among other items. Because of the uncertainties inherent in such estimates, actual results may differ materially from these estimates.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c)	Reclassifications

Certain items in the Consolidated Financial Statements for prior periods have been reclassified to conform to current classifications. In particular, within our Consolidated Balance Sheet, we have adjusted the presentation of the original issue discount on the 8.75% senior notes due October 15, 2016 that were issued in October 2009 (8.75% Notes issued October 2009) as of December 31, 2009, to present the principal amount of this debt net of the original issue discount. As a result of this change in presentation of the original issue discount on the 8.75% Notes issued October 2009, other assets as of December 31, 2009 have decreased by $7.9 million with a corresponding decrease in long-term debt. There has been no impact on reported net loss or shareholders’ equity as a result of this change in presentation.

(d)	Fair value measurements

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

Level 1:	Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.
Level 2:	Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3:	Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

(e)	Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with original maturities on acquisition of three months or less.

(f)	Accounts receivable

Accounts receivable are initially recognized at fair value, which represents the invoiced amounts, less adjustments for estimated revenue deductions such as product returns, chargebacks and cash discounts. An allowance for doubtful accounts is established based upon the difference between the recognized value and the estimated net collectible amount with the estimated loss recognized within operating expenses in the Consolidated Statement of Operations. When an account receivable balance becomes uncollectible, it is written off against the allowance for doubtful accounts.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(g)	Investment securities and impairment

Marketable equity securities and debt securities are classified into one of three categories including trading, held-to-maturity, or available-for-sale. The classification depends on the purpose for which the financial assets were acquired.

•	Marketable equity and debt securities are considered trading when purchased principally for the purpose of selling in the near term. These securities are recorded as current investments and are carried at fair value. Unrealized holding gains and losses on trading securities are included in other income. We did not hold any trading securities at December 31, 2010 and 2009.

•	Marketable debt securities are considered held-to-maturity when we have the positive intent and ability to hold the securities to maturity. These securities are carried at amortized cost, less any impairment. We did not hold any held-to-maturity securities at December 31, 2010 and 2009.

•	Marketable equity and debt securities not classified as trading or held-to-maturity are considered available-for-sale. These securities are recorded as either current or non-current investments and are carried at fair value, with unrealized gains and losses included in accumulated other comprehensive income/(loss) (OCI) in shareholders’ equity. The assessment for impairment of marketable securities classified as available-for-sale is based on established financial methodologies, including quoted market prices for publicly traded equity and debt securities.

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

(h)	Inventory

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

(i)	Property, plant and equipment

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

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the use and eventual disposition of that asset. In such event, an impairment loss is recognized for the excess of the carrying amount over the asset’s fair value.

(j)	Leasing

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

(k)	Goodwill, other intangible assets and impairment

Goodwill and identifiable intangible assets with indefinite useful lives are not amortized, but instead are tested for impairment at least annually. At December 31, 2010, we had no other intangible assets with indefinite lives.

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

The second step of the goodwill impairment test compares the implied fair value of the reporting-unit goodwill with the carrying amount of that goodwill, and any excess of the carrying amount over the implied fair value is recognized as an impairment charge. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination is determined, by allocating the fair value of a reporting unit to individual assets and liabilities. The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. In evaluating goodwill for impairment, we determine the fair values of the reporting units using the income approach, based on the present value of expected cash flows. We completed the annual goodwill impairment test on September 30 of each year and the result of our tests did not indicate any impairment in 2010, 2009 or 2008.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(l)	Equity method investment

As part of the transaction whereby Janssen Alzheimer Immunotherapy (Janssen AI), a subsidiary of Johnson & Johnson, acquired substantially all of our assets and rights related to our Alzheimer’s Immunotherapy Program (AIP) collaboration with Wyeth (which has been acquired by Pfizer Inc. (Pfizer)), we received a 49.9% equity investment in Janssen AI. Johnson & Johnson also committed to fund up to an initial $500.0 million towards the further development and commercialization of AIP to the extent the funding is required by the collaboration. We have recorded our investment in Janssen AI as an equity method investment on the Consolidated Balance Sheet as we have the ability to exercise significant influence, but not control, over the investee. The investment has been initially recognized based on the estimated fair value of the investment acquired, representing our proportionate 49.9% share of Janssen AI’s AIP assets along with the fair value of our proportionate interest in the Johnson & Johnson contingent funding commitment.

Under the equity method, investors are required to recognize their share of the earnings or losses of an investee in the periods for which they are reported in the financial statements of the investee. Accordingly, during the period that the funding of Janssen AI is being provided exclusively by Johnson & Johnson, our proportionate interest in the Johnson & Johnson funding commitment will be remeasured at the each reporting date to reflect any changes in the expected cash flows and this remeasurement, along with the recognition of our proportionate share of the losses of Janssen AI, will result in changes in the carrying value of the equity method investment asset that will be reflected in the Consolidated Statement of Operations.

(m)	Financing costs

Debt financing costs are comprised of transaction costs and original issue discount on borrowings. Debt financing costs are allocated to financial reporting periods over the term of the related debt using the effective interest rate method.

The carrying amount of debt includes any related unamortized original issue discount. All other unamortized debt financing costs are presented as deferred financing costs in other assets.

(n)	Derivative financial instruments

We enter into transactions in the normal course of business using various financial instruments in order to hedge against exposures to fluctuating exchange and interest rates. We use derivative financial instruments to reduce exposure to fluctuations in foreign exchange rates and interest rates. A derivative is a financial instrument or other contract whose value changes in response to some underlying variable, that has an initial net investment smaller than would be required for other instruments that have a similar response to the variable and that will be settled at a future date. We do not enter into derivative financial instruments for trading or speculative purposes. We did not hold any interest rate swap contracts or forward currency contracts at December 31, 2010 or 2009.

Our accounting policies for derivative financial instruments are based on whether they meet the criteria for designation as cash flow or fair value hedges. A designated hedge of the exposure to variability in the future cash flows of an asset or a liability, or of a forecasted transaction, is referred to as a cash flow hedge. A designated hedge of the exposure to changes in fair value of an asset or a liability is referred to as a fair value hedge. The criteria for designating a derivative as a hedge include the assessment of the instrument’s effectiveness in risk reduction, matching of the derivative instrument to its underlying transaction, and the probability that the underlying transaction will occur. For derivatives with cash flow hedge accounting designation, we report the gain or loss from the effective portion of the hedge as a component of accumulated OCI and reclassify it into earnings in the same period or periods in which the hedged transaction affects earnings, and within the same income statement line item as the impact of the hedged transaction. For derivatives with fair value hedge accounting designation, we recognize gains or losses from the change in fair value of these derivatives, as well as the offsetting change in the fair value of the underlying hedged item, in earnings. Fair value gains and losses arising on derivative financial

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

instruments not qualifying for hedge accounting are reported in our Consolidated Statement of Operations. The carrying amount of derivative financial instruments is reported within current assets or other current liabilities.

(o)	Revenue

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

(i) The sale of our products consists of the sale of pharmaceutical drugs, primarily to wholesalers and physicians.

(ii) We earn royalties on licensees’ sales of our products or third-party products that incorporate our technologies. Royalties are recognized as earned in accordance with the contract terms when royalties can be reliably measured and collectability is reasonably assured.

(iii) We receive manufacturing fees for products that we manufacture on behalf of other third-party customers.

Tysabri® (natalizumab) was developed and is now being marketed in collaboration with Biogen Idec, Inc (Biogen Idec). In general, subject to certain limitations imposed by the parties, we share with Biogen Idec most development and commercialization costs. Biogen Idec is responsible for manufacturing the product. In the United States, we purchase Tysabri from Biogen Idec and are responsible for distribution. Consequently, we record as revenue the net sales of Tysabri in the U.S. market. We purchase product from Biogen Idec as required at a price, which includes the cost of manufacturing, plus Biogen Idec’s gross profit on Tysabri and this cost, together with royalties payable to other third parties, is included in cost of sales. Outside of the United States, Biogen Idec is responsible for distribution and we record as revenue our share of the profit or loss on rest of world (ROW) sales of Tysabri, plus our directly incurred expenses on these sales, which are primarily comprised of royalties we incur and are payable by us to third parties and are reimbursed by the collaboration.

Contract Revenue — Contract revenue arises from contracts to perform R&D services on behalf of clients, or from technology licensing. Contract revenue is recognized when earned and non-refundable, and when we have no future obligation with respect to the revenue, in accordance with the terms prescribed in the applicable contract. Contract research revenue consists of payments or milestones arising from R&D activities we perform on behalf of third parties. Our revenue arrangements with multiple elements are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered items. The consideration we receive is allocated among the separate units based on their respective fair values, and the applicable revenue recognition criteria are applied to each of the separate units. Advance payments received in excess of amounts earned are classified as deferred revenue until earned.

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

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

(p)	Sales discounts and allowances

We recognize revenue on a gross revenue basis (except for Tysabri revenue outside of the United States) and make various deductions to arrive at net revenue as reported in our Consolidated Statements of Operations. These adjustments are referred to as sales discounts and allowances and are described in detail below. Sales discounts and allowances include charge-backs, managed healthcare rebates and other contract discounts, Medicaid rebates, cash discounts, sales returns, and other adjustments. Estimating these sales discounts and allowances is complex and involves significant estimates and judgments, and we use information from both internal and external sources to generate reasonable and reliable estimates. We believe that we have used reasonable judgments in assessing our estimates, and this is borne out by our historical experience.

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

Charge-backs

In the United States, we participate in charge-back programs with a number of entities, principally the U.S. Department of Defense, the U.S. Department of Veterans Affairs, Group Purchasing Organizations and other parties whereby pricing on products is extended below wholesalers’ list prices to participating entities. These entities purchase products through wholesalers at the lower negotiated price, and the wholesalers charge the difference between these entities’ acquisition cost and the lower negotiated price back to us. We account for charge-backs by reducing accounts receivable in an amount equal to our estimate of charge-back claims attributable to a sale. We determine our estimate of the charge-backs primarily based on historical experience on a product-by-product and program basis, and current contract prices under the charge-back programs. We consider vendor payments, estimated levels of inventory in the wholesale distribution channel, and our claim processing time lag and adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience.

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

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Medicaid rebates

In the United States, we are required by law to participate in state government-managed Medicaid programs as well as certain other qualifying federal and state government programs whereby discounts and rebates are provided to participating state and local government entities. Discounts and rebates provided through these other qualifying federal and state government programs are included in our Medicaid rebate accrual and are considered Medicaid rebates for the purposes of this discussion. We account for Medicaid rebates by establishing an accrual in an amount equal to our estimate of Medicaid rebate claims attributable to a sale. We determine our estimate of the Medicaid rebates accrual primarily based on our estimates of Medicaid claims, Medicaid payments, claims processing time lag, inventory in the distribution channel, as well as legal interpretations of the applicable laws related to the Medicaid and qualifying federal and state government programs, and any new information regarding changes in the Medicaid programs’ regulations and guidelines that would impact the amount of the rebates on a product-by-product basis. We adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience.

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

Sales returns

We account for sales returns by reducing accounts receivable in an amount equal to our estimate of revenue recorded for which the related products are expected to be returned.

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

Other adjustments

In addition to the sales discounts and allowances described above, we make other sales adjustments primarily related to estimated obligations for credits to be granted to wholesalers under wholesaler service agreements we have entered into with many of our pharmaceutical wholesale distributors in the United States. Under these agreements, the wholesale distributors have agreed, in return for certain fees, to comply with various contractually defined inventory management practices and to perform certain activities such as providing weekly information with respect to inventory levels of product on hand and the amount of out-movement of product. As a result, we, along with our wholesale distributors, are able to manage product flow and inventory levels in a way that more closely follows trends in prescriptions. We generally account for these other sales discounts and allowances by establishing an accrual in an amount equal to our estimate of the adjustments attributable to the sale. We generally determine our estimates of the accruals for these other adjustments primarily based on contractual agreements and

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

other relevant factors, and adjust the accruals and revenue periodically throughout each year to reflect actual experience.

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

(q)	Advertising expenses

We expense the costs of advertising as incurred. Advertising expenses were $0.7 million in 2010 (2009: $1.7 million; 2008: $5.3 million).

(r)	Research and development

R&D costs are expensed as incurred. Acquired in-process research and development (IPR&D) is expensed as incurred. Costs to acquire intellectual property, product rights and other similar intangible assets are capitalized and amortized on a straight-line basis over the estimated useful life of the asset. The method of amortization chosen best reflects the manner in which individual intangible assets are consumed.

(s)	Taxation

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

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(t)	Accumulated other comprehensive income/(loss)

Comprehensive income/(loss) is comprised of our net income or loss and OCI. OCI includes certain changes in shareholders’ equity that are excluded from net income. Specifically, we include in OCI changes in the fair value of unrealized gains and losses on our investment securities, certain foreign currency translation adjustments, and adjustments relating to our defined benefit pension plans.

Comprehensive loss for the years ended December 31, 2010, 2009 and 2008 has been reflected in the Consolidated Statements of Shareholders’ Equity/(Deficit) and Comprehensive Income/(Loss).

(u)	Foreign operations

Transactions in foreign currencies are recorded at the exchange rate prevailing at the date of the transaction. The resulting monetary assets and liabilities are translated into U.S. dollars at exchange rates prevailing at subsequent balance sheet dates, and the resulting gains and losses are recognized in the Consolidated Statement of Operations and, where material, separately disclosed.

The functional currency of Elan and most of our subsidiaries is U.S. dollars. For those subsidiaries with a non-U.S. dollar functional currency, their assets and liabilities are translated using year-end rates and income and expenses are translated at average rates. The cumulative effect of exchange differences arising on consolidation of the net investment in overseas subsidiaries are recognized as OCI in the Consolidated Statements of Shareholders’ Equity/(Deficit) and Comprehensive Income/(Loss).

(v)	Share-based compensation

Share-based compensation expense for equity-settled awards made to employees and directors is measured and recognized based on estimated grant date fair values. These awards include employee stock options, restricted stock units (RSUs) and stock purchases related to our employee equity purchase plans (EEPPs).

Share-based compensation cost for RSUs awarded to employees and directors is measured based on the closing fair market value of the Company’s common stock on the date of grant. Share-based compensation cost for stock options awarded to employees and directors and common stock issued under our EEPPs is estimated at the grant date based on each option’s fair value as calculated using an option-pricing model. The value of awards expected to vest is recognized as an expense over the requisite service periods.

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

(w)	Pensions and other employee benefit plans

We have two defined benefit pension plans covering our employees based in Ireland. These plans were closed to new entrants from March 31, 2009. These plans are managed externally and the related pension costs and liabilities are assessed at least annually in accordance with the advice of a qualified professional actuary. Two significant assumptions, the discount rate and the expected rate of return on plan assets, are important elements of expense and/or liability measurement. We evaluate these assumptions at least semi-annually, with the assistance of an actuary. Other assumptions involve employee demographic factors such as retirement patterns, mortality, turnover and the rate of compensation increase. We use a December 31 measurement date and all plan assets and

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

liabilities are reported as of that date. The cost or benefit of plan changes, which increase or decrease benefits for prior employee service, is included in expense on a straight-line basis over the period the employee is expected to receive the benefits.

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

We recognize the funded status of benefit plans in our Consolidated Balance Sheet. In addition, we recognize as a component of OCI the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic pension cost of the period.

We also have a number of other defined contribution benefit plans, primarily for employees outside of Ireland. The cost of providing these plans is expensed as incurred.

(x)	Contingencies

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

(y)	Recent accounting pronouncements

In February 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) No. 2010-09, “Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements,” which removes the requirement for a Securities Exchange Commission (SEC) filer to disclose a date in both issued and revised financial statements. This amendment removes potential conflicts with the SEC’s literature. The amendment in this update was effective immediately upon issue. We adopted the amendment for the 2010 fiscal year-end, but as the impact of the amendment is to change the disclosure of subsequent events only, the adoption did not have an impact on our consolidated financial position, results of operations or cash flows.

In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements,” which requires separate disclosure of significant transfers in and out of Level 1 and Level 2 fair value measurements and a description of the reasons for the transfers. It also requires separate information to be presented about purchases, sales, issuances and settlements in the reconciliation of Level 3 fair value measurements. The update also clarifies that fair value measurement disclosures are required for each class of assets and liabilities and that disclosures about the valuation techniques and inputs used to measure fair value are required for both recurring and nonrecurring fair value. Conforming amendments have also been made to the guidance on employers’ disclosures about postretirement benefit plan assets (Subtopic 715-20). The new disclosures and clarifications of existing disclosures are effective for financial statements issued for fiscal years beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll-forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010. We adopted the amendments for the 2010 fiscal year-end, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements which we will adopt for the 2011 fiscal year. Since the impact of the amendments that we adopted is to amend the disclosure of fair value measurements only, the adoption did not have an impact on our consolidated financial position, results of operations or cash flows.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In January 2010, the FASB issued ASU No. 2010-02, “Consolidation (Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary,” which amends Subtopic 810-10 and related guidance within U.S. GAAP to clarify the scope of the decrease in ownership provisions of the Subtopic and related guidance. The amendments in this ASU also clarify that the decrease in ownership guidance does not apply to certain transactions even if they involve businesses. The amendments are effective for fiscal years beginning after December 15, 2009. We adopted the amendments for the 2010 fiscal year-end. The adoption did not have an impact on our consolidated financial position, results of operations or cash flows.

In December 2010, the FASB issued ASU No. 2010-29, “Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations,” (a consensus of the Emerging Issues Task Force) which specifies that in making the pro forma revenue and earnings disclosure requirements for business combinations, the comparative financial statements presented by public entities should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro-forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro-forma adjustments directly attributable to the business combination included in the reported pro-forma revenue and earnings. The amended disclosure requirements are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. As the impact of the amendments is to amend the disclosure for business combinations, the adoption of ASU No. 2010-29 will not have an impact on our consolidated financial position, results of operations or cash flows.

In December 2010, the FASB issued ASU No. 2010-28, “Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts,” (a consensus of the Emerging Issues Task Force) which modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, consideration should be given to whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with the existing guidance and examples in paragraph 350-20-35-30, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The amendments are effective for fiscal years beginning after December 15, 2010. Upon adoption of the amendments, assessment should be made of the reporting units with carrying amounts that are zero or negative to determine whether it is more likely than not that the reporting units’ goodwill is impaired. If it is determined that it is more likely than not that the goodwill of one or more of its reporting units is impaired, the Step 2 of the goodwill impairment test should be performed for those reporting unit(s). Any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period of adoption. Any goodwill impairments occurring after the initial adoption of the amendments should be included in earnings as required by Section 350-20-35. We do not expect the adoption of ASU No. 2010-28 will not have an impact on our consolidated financial position, results of operations or cash flows.

In December 2010, the FASB issued ASU No. 2010-27, “Other Expenses (Topic 720): Fees paid to the Federal Government by Pharmaceutical Manufacturers,” (a consensus of the Emerging Issues Task Force) which specifies that the liability for the Pharmaceutical Manufacturers’ fee should be estimated and recorded in full upon the first qualifying sale with a corresponding deferred cost that is amortized to expense using a straight-line method of allocation unless another method better allocates the fee over the calendar year that it is payable. The amendments are effective for calendar years beginning after December 31, 2010, when the fee initially becomes effective. We will record our Pharmaceutical Manufacturers’ fee in the fiscal year 2011 in accordance with the guidance in this ASU.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In April 2010, the FASB issued ASU No. 2010-17, “Revenue Recognition – Milestone Method (Topic 605): Milestone Method of Revenue Recognition,” (a consensus of the Emerging Issues Task Force) which provides guidance on the criteria that should be met for determining whether the milestone method of revenue recognition is appropriate. A vendor can recognize consideration that is contingent upon achievement of a milestone in its entirety as revenue in the period in which the milestone is achieved only if the milestone meets all criteria to be considered substantive. Determining whether a milestone is substantive is a matter of judgment made at the inception of the arrangement. The ASU sets out the criteria that must be met for a milestone to be considered substantive and clarifies that a milestone should be considered substantive in its entirety. An individual milestone may not be bifurcated. An arrangement may include more than one milestone, and each milestone should be evaluated separately to determine whether the milestone is substantive. Accordingly, an arrangement may contain both substantive and nonsubstantive milestones. A vendor’s decision to use the milestone method of revenue recognition for transactions within the scope of the amendments in this ASU is a policy election. Other proportional revenue recognition methods also may be applied as long as the application of those other methods does not result in the recognition of consideration in its entirety in the period the milestone is achieved. The ASU also requires a vendor that is affected by the amendments in the ASU to disclose details of the arrangements and of each milestone and related contingent consideration as well as a determination of whether each milestone is considered substantive, the factors that the entity considered in determining whether the milestone or milestones are substantive and the amount of consideration recognized during the period for the milestone or milestones. The amendments are effective for fiscal years beginning after June 15, 2010. We do not expect that the adoption of ASU 2010-17 will have an impact on our consolidated financial position, results of operations or cash flows.

In April 2010, the FASB issued ASU No. 2010-13, “Compensation – Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share Based Payment Award in the Currency of the Market in which the Underlying Equity Security Trades,” (a consensus of the Emerging Issues Task Force) which amends Topic 718 to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades shall not be considered to contain a market, performance, or service condition. Therefore, such an award is not to be classified as a liability if it otherwise qualifies as equity classification. The amendments are effective for fiscal years beginning after December 15, 2010. We do not expect that the adoption of ASU 2010-13 will have an impact on our consolidated financial position, results of operations or cash flows.

In March 2010, the FASB issued ASU No. 2010-11, “Derivatives and Hedging (Topic 815): Scope Exception Related to Embedded Credit Derivatives,” which clarifies the type of embedded credit derivative that is exempt from embedded derivative bifurcation requirements. Only one form of embedded credit derivative qualifies for the exemption – one that is related only to the subordination of one financial instrument to another. As a result, entities that have contracts containing an embedded credit derivative feature in a form other than such subordination may need to separately account for the embedded credit derivative feature. The amendments are effective for fiscal years beginning after June 15, 2010. We do not expect that the adoption of ASU 2010-11 will have an impact on our consolidated financial position, results of operations or cash flows.

3.	Revenue

The composition of revenue for the years ended December 31 was as follows (in millions):

	2010	2009	2008

Revenue from the BioNeurology business	$895.6	$837.1	$698.6
Revenue from the EDT business	274.1	275.9	301.6

Total revenue	$1,169.7	$1,113.0	$1,000.2

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Revenue from the BioNeurology business can be further analyzed as follows (in millions):

	2010	2009	2008

Product revenue:
Tysabri — U.S.	$593.2	$508.5	$421.6
Tysabri — ROW	258.3	215.8	135.5

Total Tysabri	851.5	724.3	557.1
Azactam®	27.2	81.4	96.9
Maxipime®	8.2	13.2	27.1
Prialt®	6.1	16.5	16.5
Royalties	1.6	1.7	1.0

Total product revenue from the BioNeurology business	894.6	837.1	698.6
Contract revenue from the BioNeurology business	1.0	—	—

Total revenue from BioNeurology business	$895.6	$837.1	$698.6

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

Global in-market net sales of Tysabri were as follows (in millions):

	2010	2009	2008

United States	$593.2	$508.5	$421.6
ROW	636.8	550.7	391.4

Total Tysabri global in-market net sales	$1,230.0	$1,059.2	$813.0

Outside of the United States, Biogen Idec is responsible for distribution and we record as revenue our share of the profit or loss on these sales of Tysabri, plus our directly incurred expenses on these sales, which are primarily comprised of royalties, that we incur and are payable by us to third parties and are reimbursed by the collaboration.

In 2010, we recorded net Tysabri ROW revenue of $258.3 million (2009: $215.8 million; 2008: $135.5 million), which was calculated as follows (in millions):

	2010	2009	2008

ROW in-market sales by Biogen Idec	$636.8	$550.7	$391.4
ROW operating expenses incurred by Elan and Biogen Idec	(303.8)	(280.6)	(236.9)

ROW operating profit generated by Elan and Biogen Idec	333.0	270.1	154.5

Elan’s 50% share of Tysabri ROW collaboration operating profit	166.5	135.0	77.3
Elan’s directly incurred costs	91.8	80.8	58.2

Net Tysabri ROW revenue	$258.3	$215.8	$135.5

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Revenue from the EDT business can be further analyzed as follows: (in millions):

	2010	2009	2008

Product revenue:
Manufacturing revenue and royalties:
Ampyra®	$56.8	$—	$—
TriCor® 145	54.5	61.6	67.7
Focalin® XR/Ritalin® LA	33.0	32.6	33.5
Verelan®	21.8	22.1	24.6
Naprelan®	12.6	16.0	11.1
Skelaxin®	5.9	34.9	39.7
Other	76.8	90.0	105.0

Total product revenue from the EDT business	261.4	257.2	281.6

Contract revenue:
Research revenue	8.2	8.2	15.5
Milestone payments	4.5	10.5	2.1
Amortized fees	—	—	2.4

Total contract revenue from the EDT business	12.7	18.7	20.0

Total revenue from the EDT business	$274.1	$275.9	$301.6

In January 2010, the U.S. Food and Drug Administration (FDA) approved Ampyra as a treatment to improve walking ability in patients with MS; this was demonstrated by an improvement in walking speed. The product was subsequently launched in the United States in March 2010. Ampyra, which is globally licensed to Acorda Therapeutics, Inc. (Acorda), is marketed and distributed in the United States by Acorda and if approved outside the United States will be marketed and distributed by Biogen Idec, Acorda’s sub-licensee, where it is called Fampyra® (prolonged-release fampridine tablets). In January 2011, the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) issued a negative opinion, recommending against approval of Fampyra. Biogen Idec also received a Notice of Deficiency from Health Canada for its application to sell Fampyra in Canada. EDT has the right to manufacture supplies of Ampyra for the global market at its Athlone, Ireland facility, under a supply agreement with Acorda.

In 2010, manufacturing and royalty revenue recorded for Ampyra was $56.8 million and principally reflects shipments to Acorda to satisfy Acorda’s initial stock requirements for the U.S. launch of the product as well as build-up of safety stock supply, and patient demand. We record revenue upon shipment of Ampyra to Acorda, as this revenue is not contingent upon ultimate sale of the shipped product by Acorda or its customers.

4.	Segment Information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (CODM). Our CODM has been identified as Mr. G. Kelly Martin, chief executive officer (CEO). Our business is organized into two business units: BioNeurology and EDT, and our CEO reviews the business from this perspective. BioNeurology engages in research, development and commercial activities primarily in the areas of Alzheimer’s disease, Parkinson’s disease and MS. EDT develops and manufactures innovative pharmaceutical products that deliver clinically meaningful benefits to patients, using its extensive experience and proprietary drug technologies in collaboration with pharmaceutical companies.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Segment performance is evaluated based on operating income/(loss) and Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA). The same accounting principles used for the Group as a whole are applied to segment reporting. Inter-segment pricing is determined on an arm’s length basis.

Our segment results of operations and revenue for the years ended December 31, 2010, 2009 and 2008, together with goodwill and total assets by segment at December 31, 2010, and 2009 are as follows:

Analysis of results of operations by segment (in millions):

	BioNeurology			EDT			Total
	2010	2009	2008	2010	2009	2008	2010	2009	2008

Segment Revenue	$895.6	$837.1	$698.6	$275.4	$277.7	$302.8	$1,171.0	$1,114.8	$1,001.4
Less intersegment sales	—	—	—	(1.3)	(1.8)	(1.2)	(1.3)	(1.8)	(1.2)

Total revenue from external customers	895.6	837.1	698.6	274.1	275.9	301.6	1,169.7	1,113.0	1,000.2
Cost of sales	464.9	444.4	369.7	118.4	116.3	123.7	583.3	560.7	493.4

Gross margin	430.7	392.7	328.9	155.7	159.6	177.9	586.4	552.3	506.8
Operating expenses:
Selling, general and administrative expenses	215.8	232.3	248.2	38.9	35.9	44.5	254.7	268.2	292.7
Research and development expenses	205.0	246.1	275.8	53.7	47.5	47.6	258.7	293.6	323.4
Settlement reserve charge	206.3	—	—	—	—	—	206.3	—	—
Net gain on divestment of business	(1.0)	(108.7)	—	—	—	—	(1.0)	(108.7)	—
Other net charges	54.0	61.6	34.2	2.3	5.7	—	56.3	67.3	34.2

Total operating expenses	680.1	431.3	558.2	94.9	89.1	92.1	775.0	520.4	650.3

Segment operating income/(loss)	$(249.4)	$(38.6)	$(229.3)	$60.8	$70.5	$85.8	$(188.6)	$31.9	$(143.5)

Segment Adjusted EBITDA	$62.7	$(20.9)	$(125.5)	$103.8	$117.2	$129.8	$166.5	$96.3	$4.3

Equity method investment	$209.0	$235.0	$—	$—	$—	$—	$209.0	$235.0	$—
Depreciation and amortization	$30.3	$41.2	$33.5	$33.0	$33.8	$36.6	$63.3	$75.0	$70.1
Capital expenditures	$28.8	$34.8	$176.5	$15.4	$8.9	$14.4	$44.2	$43.7	$190.9
Share-based compensation expense	$23.6	$24.3	$37.3	$7.9	$7.2	$9.9	$31.5	$31.5	$47.2
Intangible asset impairment charges	$0.9	$30.6	$—	$—	$—	$—	$0.9	$30.6	$—
Property, plant and equipment
impairment charges	$11.0	$56.2	$—	$—	$—	$—	$11.0	$56.2	$—

Reconciliation of segment operating income/(loss) to segment Adjusted EBITDA (in millions):

	BioNeurology			EDT			Total
	2010	2009	2008	2010	2009	2008	2010	2009	2008

Segment operating income/(loss)	$(249.4)	$(38.6)	$(229.3)	$60.8	$70.5	$85.8	$(188.6)	$31.9	$(143.5)
Depreciation and amortization	30.3	41.2	33.5	33.0	33.8	36.6	63.3	75.0	70.1
Amortized fees, net	(0.1)	(0.2)	—	(0.2)	—	(2.5)	(0.3)	(0.2)	(2.5)
Share-based compensation expense(1)	22.6	23.8	36.1	7.9	7.2	9.9	30.5	31.0	46.0
Settlement reserve charge	206.3	—	—	—	—	—	206.3	—	—
Net gain on divestment of business	(1.0)	(108.7)	—	—	—	—	(1.0)	(108.7)	—
Other net charges	54.0	61.6	34.2	2.3	5.7	—	56.3	67.3	34.2

Segment Adjusted EBITDA	$62.7	$(20.9)	$(125.5)	$103.8	$117.2	$129.8	$166.5	$96.3	$4.3

(1)	Share-based compensation expense excludes share based compensation included in other charges of $1.0 million (2009: $1.7 million; 2008: $1.2 million, and a share-based compensation credit of $1.2 million in 2009 (2010: $Nil; 2008: $Nil) included in the net gain on divestment of business.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reconciliation of operating income/(loss) to net loss (in millions):

	2010	2009	2008

Operating income/(loss)	$(188.6)	$31.9	$(143.5)
Net interest and investment losses	134.0	161.7	153.8
Provision for/(benefit from) income taxes	2.1	46.4	(226.3)

Net loss	$(324.7)	$(176.2)	$(71.0)

Revenue analysis by segment:

For an analysis of revenue by segment, please refer to Note 3.

Goodwill (in millions):

	2010	2009

BioNeurology	$207.4	$208.0
EDT	49.7	49.7

Total goodwill	$257.1	$257.7

Total assets (in millions):

	2010	2009

BioNeurology	$1,595.2	$1,903.1
EDT	422.3	434.7

Total assets	$2,017.5	$2,337.8

For fiscal years 2010, 2009 and 2008, our revenue is presented below by geographical area. Similarly, total assets, property, plant and equipment, and goodwill and intangible assets are presented below on a geographical basis at December 31, 2010 and 2009.

Revenue by region (by destination of customers) (in millions):

	2010	2009	2008

United States	$822.8	$791.0	$732.5
Ireland	56.0	65.8	71.5
Rest of world	290.9	256.2	196.2

Total revenue	$1,169.7	$1,113.0	$1,000.2

Total assets by region (in millions):

	2010	2009

United States	$1,081.7	$1,009.0
Ireland	852.6	1,232.5
Bermuda	56.9	75.5
Rest of world	26.3	20.8

Total assets	$2,017.5	$2,337.8

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Property, plant and equipment by region (in millions):

	2010	2009

Ireland	$171.0	$176.7
United States	116.5	116.1

Total property, plant and equipment	$287.5	$292.8

Goodwill and other intangible assets by region (in millions):

	2010	2009

United States	$242.9	$259.5
Ireland	124.9	149.2
Rest of world	8.7	8.7

Total goodwill and other intangible assets	$376.5	$417.4

Major customers

The following customer or collaborator contributed 10% or more of our total revenue in 2010, 2009 and 2008:

	2010	2009	2008

AmerisourceBergen Corporation	52%	49%	46%
Biogen Idec	22%	19%	14%

No other customer or collaborator accounted for more than 10% of our total revenue in 2010, 2009 or 2008.

5.	Settlement Reserve Charge

In December 2010, we finalized the agreement-in-principle with the U.S. Attorney’s Office for the District of Massachusetts to resolve all aspects of the U.S. Department of Justice’s investigation of sales and marketing practices for Zonegran® (zonisamide), an antiepileptic prescription medicine that we divested in 2004.

Consistent with the terms of the agreement-in-principle announced in July 2010, we will pay $203.5 million pursuant to the terms of a global settlement resolving all U.S. federal and related state Medicaid claims and $203.7 million is held in an escrow account at December 31, 2010 to cover the settlement amount. During 2010, we recorded a $206.3 million reserve charge for the settlement, interest and related costs.

This resolution of the Zonegran investigation could give rise to other investigations or litigation by state government entities or private parties.

6.	Net Gain on Divestment of Business

In 2010, we recorded a net gain of $1.0 million, as compared to a net gain of $108.7 million recorded for 2009, relating to the 2009 divestment of substantially all of Elan’s assets and rights related to our AIP collaboration with Wyeth (which has been acquired by Pfizer) to Janssen AI. These gains were calculated based upon the estimated fair value of the assets sold of $235.0 million, less their carrying value and transaction costs. Our equity interest in Janssen AI has been recorded as an equity method investment on the Consolidated Balance Sheet, and was initially recorded at its estimated fair value of $235.0 million.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The net gain of $108.7 million recorded in 2009 was calculated as follows (in millions):

Investment in Janssen AI	$235.0
Intangible assets(1)	(68.0)
Biologics and fill-finish impairment(2)	(41.2)
Transaction costs	(16.8)
Share based compensation	1.2
Other	(1.5)

Net gain on divestment of business	$108.7

(1)	Includes goodwill of $10.3 million allocated to the AIP business.

(2)	As a result of the disposal of the AIP business, we re-evaluated the longer term biologics manufacturing and fill-finish requirements, and consequently recorded a non-cash asset impairment charge related to these activities of $41.2 million.

For additional information relating to our equity method investment in Janssen AI, refer to Note 9. For additional information relating to our related party transactions with Janssen AI, refer to Note 31.

7.	Other Net Charges

The principal items classified as other net charges include severance, restructuring and other costs, facilities and other asset impairment charges, legal settlements and awards, IPR&D costs, a net loss on divestment of the Prialt business, intangible asset impairment charges and the write-off of deferred transaction costs. These items have been treated consistently from period to period. We believe that disclosure of significant other charges is meaningful because it provides additional information in relation to analyzing certain items.

Other net charges for the years ended December 31 consisted of (in millions):

	2010	2009	2008

(a) Severance, restructuring and other costs	$19.6	$29.0	$21.2
(b) Facilities and other asset impairment charges	16.7	16.1	0.8
(c) Legal settlements and awards	12.5	(13.4)	4.7
(d) In-process research and development costs	6.0	5.0	—
(e) Divestment of Prialt business	1.5	—	—
(f) Intangible asset impairment charges	—	30.6	—
(g) Write-off of deferred transaction costs	—	—	7.5

Total other net charges	$56.3	$67.3	$34.2

(a)	Severance, restructuring and other costs

During 2010 and 2009, we incurred severance and restructuring charges of $19.6 million and $29.0 million, respectively, principally associated with a realignment and restructuring of the R&D organization within our BioNeurology business, and reduction of related support activities.

During 2008, we incurred severance, restructuring and other costs of $21.2 million related primarily to the realignment of our commercial activities in Tysabri for Crohn’s disease and the announced closure of our offices in New York and Tokyo, which occurred in the first half of 2009.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)	Facilities and other asset impairment charges

During 2010, we incurred facilities and other asset impairment charges of $16.7 million, which includes asset impairment charges of $11.0 million and lease charges of $5.7 million relating to a consolidation of facilities in South San Francisco as a direct result of the realignment of the BioNeurology business.

During 2009, we incurred facilities and other asset impairment charges of $16.1 million, principally comprised of an asset impairment charge of $15.4 million associated with the postponement of our biologics manufacturing activities in the first half of the year. In addition, following the disposal of the AIP business in September 2009, we re-evaluated the longer term biologics manufacturing requirements and the remaining carrying amount of these assets was written off. This impairment charge was recorded as part of the net gain on divestment of business recorded in 2009. For additional information on the net gain on divestment of business, refer to Note 6.

(c)	Legal settlements and awards

During 2010, we reached an agreement in principle with the direct purchaser class plaintiffs with respect to nifedipine. As part of the settlement, we agreed to pay $12.5 million in settlement of all claims associated with the litigation. On January 31, 2011, the U.S. District Court for the District of Columbia approved the settlement and dismissed the case.

In 2009, the net legal awards and settlement amount of $13.4 million was comprised of a legal award of $18.0 million received from Watson Pharmaceuticals, Inc. (Watson) and a legal settlement amount of $4.6 million in December 2009 relating to nifedipine antitrust litigation. The $18.0 million legal award primarily related to an agreement with Watson to settle litigation with respect to Watson’s marketing of a generic version of Naprelan. As part of the settlement, Watson stipulated that our patent at issue is valid and enforceable and that Watson’s generic formulations of Naprelan infringed our patent.

Following a settlement in late 2007 with the indirect purchaser class of the nifedipine antitrust litigation, in December 2009, we entered into a separate settlement agreement with the individual direct purchasers, resulting in a dismissal of this second segment of the litigation and the payment of a legal settlement amount of $4.6 million.

The legal settlement amount of $4.7 million, net of insurance coverage, in 2008 relates to several shareholder class action lawsuits, commencing in 1999 against Dura Pharmaceuticals, Inc. (Dura), one of our subsidiaries, and various then-current or former officers of Dura. The actions, which alleged violations of the U.S. federal securities laws, were consolidated and sought damages on behalf of a class of shareholders who purchased Dura common stock during a defined period. The settlement was finalized in 2009 without admission of fault by Dura.

(d)	In-process research and development costs

In December 2010, we modified our Collaboration Agreement with Transition Therapeutics, Inc. (Transition) and, in connection with this modification, Transition elected to exercise its opt-out right under the original agreement. Under this amendment, we agreed to pay Transition $9.0 million, which is included in IPR&D charges. The $9.0 million payment was made in January 2011. Under the modified Collaboration Agreement, Transition will be eligible to receive a further $11.0 million payment upon the commencement of the next ELND005 clinical trial, and will no longer be eligible to receive a $25.0 million milestone payment that would have been due upon the commencement of a Phase 3 trial for ELND005 under the terms of the original agreement.

As a consequence of Transition’s decision to exercise its opt-out right, it will no longer fund the development or commercialization of ELND005 and has relinquished its 30% ownership of ELND005 to us. Consistent with the terms of the original agreement, following its opt-out decision, Transition will be entitled to receive milestone payments of up to $93.0 million (in addition to the $11.0 million described above), along with tiered royalty payments on net sales of ELND005 ranging in percentage from a high single digit to the mid teens, depending on level of sales.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

IPR&D charges in 2010 also include a credit of $3.0 million associated with the termination of the License Agreement with PharmatrophiX Inc. (PharmatrophiX). We recorded a $5.0 million IPR&D charge in 2009 upon entering into this agreement with PharmatrophiX.

(e)	Divestment of Prialt business

We divested our Prialt assets and rights to Azur Pharma International Limited (Azur) in May 2010 and recorded a net loss on divestment of $1.5 million, which is comprised of total consideration of $14.6 million less the net book value of Prialt assets and transaction costs. Total consideration comprises cash proceeds received in 2010 of $5.0 million and the present value of deferred non-contingent consideration of $9.6 million. We are also entitled to receive additional performance-related milestones and royalties.

(f)	Intangible asset impairment charges

During 2009, we recorded a non-cash impairment charge of $30.6 million relating to the Prialt intangible asset. Prialt was launched in the United States in 2005. Revenues from this product did not meet expectations and, consequently, we revised our sales forecast for Prialt and reduced the carrying value of the intangible asset to $14.6 million as of December 31, 2009.

(g)	Write-off of deferred transaction costs

During 2008, we wrote off $7.5 million of deferred transaction costs related to the completed evaluation of the strategic options associated with the potential separation of our EDT business.

8.	Net Interest Expense

The net interest expense for the years ended December 31, is as follows (in millions):

	2010	2009	2008

Interest expense:
Interest on 8.75% Notes issued October 2009	$54.5	$13.5	$—
Interest on 8.875% Notes	40.9	41.3	41.3
Interest on Floating Rate Notes due 2011	9.4	15.0	21.4
Interest on 8.75% Notes issued August 2010	6.5	—	—
Interest on Floating Rate Notes due 2013	5.2	7.7	11.2
Interest on 7.75% Notes	—	52.9	65.9
Amortization of deferred financing costs and original issue discount	5.4	5.5	5.1
Foreign exchange (gain)/loss	(3.1)	2.4	(2.4)
Other	0.2	0.9	0.7

Interest expense	$119.0	$139.2	$143.2

Interest income:
Cash and cash equivalents interest	$(1.2)	$(1.1)	$(11.0)
Investment interest	—	(0.2)	(0.2)

Interest income	$(1.2)	$(1.3)	$(11.2)

Net interest expense	$117.8	$137.9	$132.0

For additional information on our debt, refer to Note 22.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	Equity Method Investment

In September 2009, Janssen AI, a newly formed subsidiary of Johnson & Johnson, acquired substantially all of the assets and rights related to our AIP collaboration with Wyeth (which has been acquired by Pfizer). Johnson & Johnson also committed to fund up to $500.0 million towards the further development and commercialization of AIP to the extent the funding is required by the collaboration. Any required additional expenditures in respect of Janssen AI’s obligations under the AIP collaboration in excess of $500.0 million will be funded by Elan and Johnson & Johnson in proportion to their respective shareholdings up to a maximum additional commitment of $400.0 million in total. Based on current spend levels, Elan anticipates that we may be called upon to provide funding to Janssen AI commencing in 2012. In the event that further funding is required beyond the $400.0 million, such funding will be on terms determined by the board of Janssen AI, with Johnson & Johnson and Elan having a right of first offer to provide additional funding. In the event that either an AIP product reaches market and Janssen AI is in a positive operating cash flow position, or the AIP is terminated, before the $500.0 million has been spent, Johnson & Johnson is not required to contribute the full $500.0 million.

In consideration for the transfer of these assets and rights, we received a 49.9% equity interest in Janssen AI. We are entitled to a 49.9% share of the future profits of Janssen AI and certain royalty payments upon the commercialization of products under the AIP collaboration. Johnson & Johnson has also committed to fund up to a initial $500.0 million towards the further development and commercialization of AIP to the extent the funding is required by the collaboration. Our equity interest in Janssen AI is recorded as an equity method investment on the Consolidated Balance Sheet at December 31, 2010, at a carrying value of $209.0 million (2009: $235.0 million). The carrying value is comprised of our proportionate 49.9% share of Janssen’s AIP assets (2010: $117.3 million; 2009: $117.3 million) and our proportionate 49.9% interest in the Johnson & Johnson contingent funding commitment (2010: $91.7 million; 2009: $117.7 million).

Our proportionate interest in the Johnson & Johnson contingent funding commitment was remeasured as of December 31, 2010 and 2009 to reflect changes in the probability that the cash will be spent and thereby give rise to the expected cash flows under the commitment, and to reflect the time value of money. As of December 31, 2010, the range of assumed probabilities applied to the expected cash flows was 95%-43% (2009: 95%-30%). The range of discount rates applied remained at 1%-1.5% (2009: 1%-1.5%), which was also the range used for initial recognition. The remeasurement of our proportionate interest in the Johnson & Johnson contingent funding commitment as of December 31, 2010, resulted in an increase in the carrying value of our equity method investment of $59.9 million (2009: $24.6 million). The following table sets forth the computation of the net loss on equity method investment for the years ended December 31 (in millions):

	2010	2009

Net loss reported by Janssen AI	$172.1	$49.2

Elan’s 49.9% proportionate interest of Janssen AI’s reported net loss	$85.9	$24.6
Remeasurement of Elan’s 49.9% proportionate interest in Johnson & Johnson funding commitment	(59.9)	(24.6)

Net loss on equity method investment reported in the Consolidated Statement of Operations	$26.0	$—

As of December 31, 2010, the carrying value of our Janssen AI equity method investment of $209.0 million (2009: $235.0 million) is approximately $270 million (2009: $330 million) below our share of the book value of the net assets of Janssen AI. This difference principally relates to the lower estimated value of Janssen AI’s AIP assets when the equity method investment was initially recorded, as well as the probability adjustment factor that we have incorporated into the carrying value of our 49.9% interest in the Johnson & Johnson contingent funding commitment. In relation to the AIP assets, in the event that an AIP product reaches market, our proportionate share of Janssen AI’s results will be adjusted over the estimated remaining useful lives of those assets to recognize the difference in the carrying values. In relation to the Johnson & Johnson contingent funding commitment, the

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

differences in the carrying values is adjusted through the remeasurement of our proportionate interest at each reporting date, as described above. In general, the difference in the carrying values is expected to decrease in future periods as time progresses.

As of December 31, 2010, the remaining balance of the initial $500.0 million funding commitment was $272.0 million (2009: $451.0 million).

Summarized financial information of Janssen AI is presented below (in millions). The balance sheet amounts are presented as of December 31, of each year. The income statement amounts are for the year to December 31, 2010 and for the period from September 17, 2009 (the date we acquired the equity interest in Janssen AI) to December 31, 2009.

	2010	2009

Current assets	$321.2	$492.9
Non-current assets	$684.7	$684.2
Current liabilities	$43.6	$44.3
Non-current liabilities	$—	$—
R&D expenses for the period	$137.4	$39.0
Net loss for the period	$172.1	$49.2

10.	Net Charge on Debt Retirement

In September 2010, we redeemed the $300.0 million in aggregate principal amount of the senior floating rate notes due November 15, 2011 (Floating Rate Notes due 2011).

Under the terms of our debt covenants, we were required to apply some of the proceeds received from the September 17, 2009 transaction with Johnson & Johnson to make a pro-rata offer to repurchase a portion of our debt at par. Accordingly, in August 2010, we offered to purchase up to $186.0 million in aggregate principal amount of the 8.875% senior fixed rate notes due December 1, 2013 (8.875% Notes) and the senior floating rate notes due December 1, 2013 (Floating Rate Notes due 2013) in accordance with the terms of indenture governing these notes at a purchase price of 100% of the principal amount thereof, plus accrued and unpaid interest to the date of payment. The offer closed on September 30, 2010 and holders of $15.5 million in aggregate principal amount of the 8.875% Notes and holders of $139.5 million in aggregate principal amount of the Floating Rate Notes due 2013 tendered their notes.

In 2010, we recorded a net charge on debt retirement of $3.0 million on the redemption of the Floating Rate Notes due 2011 and the partial redemption of the 8.875% Notes and the Floating Rate Notes due 2013, relating to the write-off of unamortized deferred financing costs associated with these notes.

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

For additional information related to our debt, please refer to Note 22.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	Income Taxes

The following table sets forth the details of the provision for/(benefit from) income taxes for the years ended December 31 (in millions):

	2010	2009	2008

Irish corporation tax — current	$0.5	$0.3	$0.3
Irish corporation tax — deferred	0.3	1.0	0.3
Foreign taxes — current	1.5	9.3	10.0
Foreign taxes — deferred	(0.2)	35.8	(236.9)

Provision for/(benefit from) income taxes	$2.1	$46.4	$(226.3)

Tax expense/(benefit) reported in shareholders’ equity related to equity awards	2.4	3.6	(2.4)

Current tax, including Irish corporation tax and foreign taxes, is provided on our taxable profits, using the tax rates and laws that have been enacted by the balance sheet date. In each of the three years ended December 31, 2010, 2009 and 2008, substantially all of our income in Ireland was exempt from tax by virtue of tax losses incurred or relief granted on income derived from patents.

The overall tax provision for 2010 was $4.5 million (2009: $50.0 million provision; 2008: $228.7 million benefit). Of this amount, $2.4 million (2009: $3.6 million debit; 2008: $2.4 million credit) has been debited to shareholders’ equity to reflect net shortfalls related to equity awards. The remaining $2.1 million provision (2009: $46.4 million provision; 2008: $226.3 million benefit) is allocated to ordinary activities.

The total tax expense of $2.1 million for 2010 (2009: $46.4 million expense; 2008: $226.3 million benefit) reflects state taxes and other taxes at standard rates in the jurisdictions in which we operate, income derived from Irish patents, foreign withholding tax and includes a deferred tax expense of $0.1 million for 2010 (2009: $36.8 million expense; 2008: $236.6 million benefit).

We released $236.6 million of the U.S. valuation allowance during 2008. A valuation allowance is required for DTAs if, based on available evidence, it is more likely than not that all or some of the asset will not be realized due to the inability to generate sufficient future taxable income. Previously, because of cumulative losses in the year ended December 31, 2007 and the two preceding years, we determined it was necessary to maintain a valuation allowance against substantially all of our net DTAs, as the cumulative losses in recent years represented a significant piece of negative evidence. However, as a result of the U.S. business generating cumulative earnings for the three years ended December 31, 2008 and projected recurring U.S. profitability arising from the continued growth of the BioNeurology business in the United States, there was evidence to support the generation of sufficient future taxable income to conclude that most U.S. DTAs are more likely than not to be realized in future years. Our U.S. business carries out a number of activities that are remunerated on a cost-plus basis, therefore future U.S. profitability is expected. As part of our assessment in 2010 we updated our detailed future income forecasts for the U.S. business, which cover the period through 2020 and demonstrate significant future recurring profitability. The cumulative level of taxable income required to realize the federal DTAs is approximately $0.9 billion and approximately $1.4 billion to realize state DTAs. The quantum of projected earnings is in excess of the pre-tax income necessary to realize the DTAs. The DTAs’ recoverability is not dependent on material improvements over present levels of pre-tax income for the U.S. business, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other non-routine transactions. In weighing up the positive and negative evidence for releasing the valuation allowance we considered future taxable income exclusive of reversing temporary differences and carry-forwards; the timing of future reversals of existing taxable temporary differences; the expiry dates of operating losses and tax credit carry-forwards and various other factors which may impact on the level of future profitability in the United States. Accordingly, there was no need to materially alter our valuation allowance in the United States during 2010.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The effective tax rate differs from the Irish statutory tax rate of 12.5% as follows:

	2010	2009	2008

Irish standard tax rate	12.5%	12.5%	12.5%
Taxes at the Irish standard rate	$(40.3)	$(16.2)	$(37.2)
Irish income at rates other than Irish standard rate	(0.6)	0.5	(0.9)
Foreign income at rates other than the Irish standard rate	(68.0)	2.1	(39.9)
Increase in valuation allowance — non-U.S.	47.7	72.1	88.3
Release of U.S. valuation allowance	(1.0)	(2.1)	(236.6)
Zonegran settlement(1)	59.2	—	—
Permanent differences	3.4	(6.6)	—
R&D tax credit	(2.3)	(3.0)	—
Other	4.0	(0.4)	—

Income tax expense/(benefit)	$2.1	$46.4	$(226.3)

(1)	$169.2 million of the $206.3 million settlement reserve charge related to the Zonegran global settlement resolving all U.S. federal and related state Medicaid claims will not be deductible for tax purposes, thus creating a $59.2 million difference in the 2010 tax rate reconciliation.

For the years ended December 31, the distribution of loss before provision for income taxes by geographical area was as follows (in millions):

	2010	2009	2008

Ireland	$(405.9)	$(519.7)	$(848.9)
Foreign	83.3	389.9	551.6

Loss before provision for income taxes	$(322.6)	$(129.8)	$(297.3)

Deferred Tax

The full potential amounts of deferred tax comprised the following deferred tax assets and liabilities at December 31 (in millions):

	2010	2009
Deferred tax liabilities:
Property, plant and equipment	$(4.4)	$(7.6)

Total deferred tax liabilities	$(4.4)	$(7.6)

Deferred tax assets:
Net operating losses	$420.5	$389.4
Deferred interest	215.4	182.4
Intangibles/capitalized items	13.4	50.4
Tax credits	84.1	87.1
Reserves/provisions	56.8	39.1
Property, plant and equipment	3.8	6.7
Share-based compensation expense	34.7	33.5
Other	4.8	4.0

Total deferred tax assets	$833.5	$792.6

Valuation allowance	$(633.0)	$(586.3)

Net deferred tax asset	$196.1	$198.7

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The valuation allowance recorded against the DTAs as of December 31, 2010, was $633.0 million. The net change in the valuation allowance for 2010 was an increase of $46.7 million (2009: increase of $97.5 million; 2008: decrease of $226.7 million), which primarily relates to Irish net operating losses and deferred interest carryforwards.

We have adjusted the above DTAs in relation to net operating losses to exclude stock option deductions. In 2010, we recorded a reduction in shareholders’ equity of $2.4 million (2009: $3.6 million decrease; 2008: $2.4 million increase) to reflect net tax shortfalls (tax shortfall in 2009; tax benefit in 2008) related to equity awards.

The gross amounts of unused tax loss carryforwards with their expiration dates after adjusting for uncertain tax positions are as follows (in millions):

	At December 31, 2010
			U.S.	Rest of
	Ireland	U.S. State	Federal	World	Total

One year	$—	$—	$—	$8.7	$8.7
Two years	—	2.3	—	6.6	8.9
Three years	—	—	—	5.5	5.5
Four years	—	—	—	—	—
Five years	—	41.7	—	—	41.7
More than five years	3,155.5	178.4	517.1	1.5	3,852.5

Total	$3,155.5	$222.4	$517.1	$22.3	$3,917.3

At December 31, 2010, certain of our Irish subsidiaries had net operating loss carryovers for income tax purposes of $3,155.5 million. These can be carried forward indefinitely but are limited to the same trade/trades.

At December 31, 2010, certain U.S. subsidiaries had net operating loss carryovers for federal income tax purposes of approximately $517.1 million and for state income tax purposes of approximately $222.4 million. These net operating losses include stock option deductions. The federal net operating losses expire from 2021 to 2030. The state net operating losses expire from 2012 to 2030. In addition, at December 31, 2010, certain U.S. subsidiaries had federal research and orphan drug credit carryovers of $52.3 million and alternative minimum tax (AMT) credits of $4.3 million. The $38.2 million of research credits will expire from 2012 through 2030 and the $14.1 million of orphan drug credits (against which a $4.4 million valuation allowance has been established) will expire from 2011 through 2020. The AMT credits will not expire. Certain U.S. subsidiaries also had state credit carryovers of $42.4 million, mostly research credits, which can be carried to subsequent tax years indefinitely. We may have had “changes in ownership” as described in the U.S. Internal Revenue Code (IRC) Section 382 in 2010. Consequently, utilization of federal and state net operating losses and credits may be subject to certain annual limitations.

The remaining loss carryovers of $22.3 million have arisen in The Netherlands and are subject to time limits and other local rules. No taxes have been provided for the unremitted earnings of our overseas subsidiaries as these are considered permanently employed in the business of these companies. Cumulative unremitted earnings of overseas subsidiaries totaled approximately $2,708.9 million at December 31, 2010 (2009: $2,444.5 million). Unremitted earnings may be liable to overseas taxes or Irish taxation if they were to be distributed as dividends. It is impracticable to determine at this time the potential amount of additional tax due upon remittance of such earnings.

Our gross unrecognized tax benefits at December 31, 2010, were $73.4 million (2009: $71.4 million; 2008: $68.9 million), of which $72.2 million (2009: $60.4 million; 2008: $61.9 million), if recognized, would affect the tax charge and as such would impact the effective tax rate. We report accrued interest and penalties related to unrecognized tax benefits in income tax expense. During 2010, there was no increase in the interest related to unrecognized tax benefits and in total, as of December 31, 2010, we have recorded a liability for potential penalties and interest of $0.6 million and $1.8 million, respectively.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

We do not expect our unrecognized tax benefits to change significantly over the next 12 months.

The following table summarizes the activity related to our unrecognized tax benefits (in millions):

	2010	2009	2008

Balance at January 1	$71.3	$68.9	$50.4
Tax positions related to current year:
Additions	3.2	3.0	3.8
Tax positions related to prior years:
Additions	—	2.7	14.8
Reduction	(1.0)	(0.8)	—
Settlements	—	(1.2)	—
Expiration of statutes of limitations	(0.1)	(1.3)	(0.1)

Balance at December 31	$73.4	$71.3	$68.9

Our major taxing jurisdictions include Ireland and the United States (federal and state). These jurisdictions have varying statutes of limitations. In the United States, the 2006 through 2010 tax years generally remain subject to examination by the respective tax authorities. Additionally, because of our U.S. loss carryforwards, years from 1995 through 2005 may be adjusted. These years generally remain open for three to four years after the loss carryforwards have been utilized. In Ireland, the tax years 2006 to 2010 remain subject to examination by the Irish tax authorities.

12.	Net Loss Per Share

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

The following table sets forth the computation for basic and diluted net loss per share:

	2010	2009	2008

Net loss (in millions)	$(324.7)	$(176.2)	$(71.0)

Weighted-average number of Ordinary Shares outstanding — basic and diluted (in millions)	584.9	506.8	473.5
Basic and diluted net loss per Ordinary Share	$(0.56)	$(0.35)	$(0.15)

As of December 31, 2010, there were stock options and RSUs outstanding of 22.9 million shares (2009: 21.3 million shares; 2008: 22.2 million shares), which could potentially have a dilutive impact in the future, but were anti-dilutive in 2010, 2009 and 2008.

13.	Restricted Cash

We had total restricted cash (current and non-current) of $223.1 million at December 31, 2010 (2009: $31.7 million), of which $203.7 million relates to the amount placed in an escrow account to cover the proposed Zonegran settlement amount, with the balance pledged to secure certain letters of credit. For additional information on the Zonegran settlement, refer to Note 5.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	Accounts Receivable, Net

Our accounts receivable at December 31 of each year consisted of the following (in millions):

	2010	2009

Accounts receivable	$192.0	$192.8
Less amounts provided for doubtful accounts	(0.4)	(0.4)

Accounts receivable, net	$191.6	$192.4

Our allowance for doubtful accounts activity consisted of the following (in millions):

	2010	2009

Balance at 1 January	$(0.4)	$(0.9)
Income statement charge	(0.4)	(0.7)
Amounts utilized	0.4	1.2

Balance at 31 December	$(0.4)	$(0.4)

The following customer or collaborator accounts for more than 10% of our accounts receivable at December 31, 2010 and/or 2009:

	2010	2009

AmerisourceBergen Corp.	44%	36%
Biogen Idec	25%	26%

No other customer or collaborator accounted for more than 10% of our accounts receivable balance at either December 31, 2010 or 2009.

At December 31, 2010, our accounts receivable balance included an amount owed to us by Janssen AI of $Nil (2009: $7.7 million). The amount owed to us at December 31, 2009 related to the AIP. Janssen AI assumed our activities under the AIP collaboration as part of the AIP business disposal in September 2009.

At December 31, 2010, trade receivables of $0.6 million (2009: $3.4 million) were past due but not impaired. The ageing analysis of these trade receivables is as follows (in millions):

	2010	2009

Up to 3 months	$0.6	$3.4

At December 31, 2010, trade receivables of $0.4 million (2009: $0.4 million) were impaired and provided for.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	Investment Securities

Current investment securities

Our current investment securities at December 31 of each year consisted of the following (in millions):

	2010	2009

Equity securities — current, at cost	$0.4	$2.5
Unrealized gains on equity securities	1.7	4.3
Unrealized losses on equity securities	(0.1)	(0.1)

Total equity securities — current	2.0	6.7
Derivatives	—	0.4

Total investment securities — current	$2.0	$7.1

Equity securities — current

Marketable equity securities primarily consists of investments in emerging pharmaceutical and biotechnology companies. The fair market value of these securities was $2.0 million at December 31, 2010 (2009: $6.7 million).

Non-current investment securities

Non-current investment securities at December 31 of each year are as follows (in millions):

	2010	2009

Equity securities — non-current, at cost less impairments	$9.2	$8.3
Debt securities — non-current, at cost less impairments	0.3	0.3
Unrealized (losses)/gains on debt securities	(0.1)	0.1

Total investment securities — non-current	$9.4	$8.7

Equity securities — non-current

Non-current equity securities are comprised of investments held in privately held biotech companies recorded at cost, less impairments.

Debt securities — non-current

At December 31, 2010, the non-current debt securities balance consisted of an investment in auction rate securities (ARS), which had a fair market value of $0.2 million (2009: $0.4 million), including an unrealized loss of $0.1 million (2009: $0.1 million unrealized gain). The collateralized debt obligations underlying the ARS have various contractual maturity dates through 2043.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Net Investment (Gains)/Losses (in millions)

	2010	2009	2008

Net (gains)/losses on sale of current investment securities	$(4.9)	$(1.2)	$1.4
Derivative fair value (gains)/losses	(1.2)	(0.3)	0.6
Net gains on sale of non-current investment securities	(7.9)	—	(0.4)
Impairment charges	—	—	20.2

Net investment (gains)/losses on investment securities	(14.0)	(1.5)	21.8
Other	1.2	0.9	—

Net investment (gains)/losses	$(12.8)	$(0.6)	$21.8

In 2010, the cash inflow arising from the sale of current investment securities was $8.5 million (2009: $28.9 million; 2008: $232.6 million). There were no cash outflows arising from the purchase of current investment securities in 2010, 2009 or 2008.

In 2010, the cash inflow arising from the sale of non-current investment securities was $7.9 million (2009: $Nil; 2008: $3.5 million). In 2010, the cash used for the purchase of non-current investment securities was $0.9 million (2009: $0.6 million; 2008: $0.1 million).

We did not record any impairment charges in relation to investment securities during 2010 or during 2009. In 2008, we recorded a net impairment charge of $10.9 million related to an investment in a fund that had been reclassified from cash equivalents to investments due to dislocations in the capital markets. We fully redeemed our remaining holding in this fund during 2009. The remaining impairment charges in 2008 were comprised of $6.0 million related to an investment in ARS and $3.3 million related to various investments in emerging pharmaceutical and biotechnology companies.

The framework used for measuring the fair value of our investment securities is described in Note 27.

16.	Inventory

Product inventories at December 31 of each year consisted of the following (in millions):

	2010	2009

Raw materials	$10.0	$10.9
Work-in-process	6.0	8.1
Finished goods	23.0	34.5

Total inventory	$39.0	$53.5

The decrease in the inventory balance is principally due to a reduction in EDT finished goods inventory and the discontinuation of Maxipime in 2010.

17.	Prepaid and Other Current Assets

Prepaid and other current assets at December 31 of each year consisted of the following (in millions):

	2010	2009

Prepayments	$11.6	$11.3
Janssen AI receivable	0.2	13.4
Other current assets	3.6	4.3

Total prepaid and other current assets	$15.4	$29.0

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Following the divestment of the AIP business to Janssen AI in September 2009, we provided administrative and R&D transition services to Janssen AI and the receivable balance of $0.2 million at December 31, 2010 (2009: $13.4 million) is in respect of these services. These transition services ceased in December 2010. For additional information, please refer to Note 31.

18.	Property, Plant and Equipment

	Land &	Plant &
	Buildings	Equipment	Total
		(In millions)

Cost:
At January 1, 2009	$325.4	$311.8	$637.2
Additions	28.7	12.0	40.7
Disposals	(1.1)	(19.3)	(20.4)

At December 31, 2009	$353.0	$304.5	$657.5

Additions	24.3	16.5	40.8
Disposals	(1.4)	(1.1)	(2.5)

At December 31, 2010	$375.9	$319.9	$695.8

Accumulated depreciation and impairment:
At January 1, 2009	$(84.0)	$(201.4)	$(285.4)
Charged in year	(12.4)	(22.1)	(34.5)
Impairment	(46.7)	(9.5)	(56.2)
Disposals	—	11.4	11.4

At December 31, 2009	$(143.1)	$(221.6)	$(364.7)

Charged in year	(13.4)	(21.5)	(34.9)
Impairment	(10.7)	(0.3)	(11.0)
Disposals	—	2.3	2.3

At December 31, 2010	(167.2)	(241.1)	(408.3)

Net book value: December 31, 2010	$208.7	$78.8	$287.5

Net book value: December 31, 2009	$209.9	$82.9	$292.8

In 2010, we recorded an asset impairment charge of $11.0 million, within other net charges in the Consolidated Statement of Operations, relating to a consolidation of facilities in South San Francisco as a direct result of the realignment of the BioNeurology business.

In the first half of 2009, we recorded an asset impairment charge of $15.0 million, within other net charges in the Consolidated Statement of Operations, principally associated with the postponement of our biologics manufacturing activities. Subsequently, as a result of the disposal of the AIP business in September 2009, we re-evaluated the longer term biologics and fill-finish manufacturing requirements and we recorded a non-cash impairment charge of $41.2 million, within the net gain on divestment of business in the Consolidated Statement of Operations, related to our biologics manufacturing and fill-finish assets. The assets relating to biologics manufacturing were written off in full. The remaining carrying amount of the fill-finish assets at December 31, 2010 is $4.9 million (2009: $5.7 million). For additional information on other net charges, refer to Note 7. For additional information on the net gain on divestment of business, refer to Note 6.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Included in the net book value of property, plant and equipment is $164.7 million (2009: $168.1 million) relating to our manufacturing and fill-finish assets in Athlone, Ireland.

The net book value of assets acquired under capital leases at December 31, 2010 amounted to $1.5 million (2009: $2.9 million), which includes $71.8 million of accumulated depreciation (2009: $70.4 million). Depreciation expense for these assets for the period amounted to $1.4 million (2009: $2.1 million; 2008: $2.3 million).

19.	Goodwill and Other Intangible Assets

		Other
		Intangible
	Goodwill	Assets	Total
	(In millions)

Cost:
At January 1, 2009	$268.0	$910.7	$1,178.7
Additions	—	3.0	3.0
Disposals	(10.3)	(130.1)	(140.4)

At December 31, 2009	$257.7	$783.6	$1,041.3

Additions	—	3.4	3.4
Disposals	(0.6)	(361.0)	(361.6)

At December 31, 2010	$257.1	$426.0	$683.1

Accumulated amortization:
At January 1, 2009	$—	$(624.8)	$(624.8)
Charged in year	—	(40.5)	(40.5)
Disposals	—	72.0	72.0
Impairment	—	(30.6)	(30.6)

At December 31, 2009	$—	$(623.9)	$(623.9)

Charged in year	—	(28.4)	(28.4)
Disposals	—	346.6	346.6
Impairment	—	(0.9)	(0.9)

At December 31, 2010	—	(306.6)	(306.6)

Net book value: December 31, 2010	$257.1	$119.4	$376.5

Net book value: December 31, 2009	$257.7	$159.7	$417.4

Other intangible assets consist primarily of patents, licenses, intellectual property and computer software as follows (in millions):

	2010	2009

Tysabri	$109.5	$122.1
Prialt	—	14.6
Verelan	—	10.7
Other intangible assets	9.9	12.3

Total other intangible assets	$119.4	$159.7

On March 4, 2010, we entered into a definitive agreement to divest our Prialt assets and rights to Azur. This transaction subsequently closed on May 5, 2010. As part of the Prialt divestment, we disposed of patents, licences

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and intellectual property with a net book value of $14.3 million (comprised of cost of $88.2 million net of accumulated amortization of $73.9 million). We also disposed of $0.6 million of goodwill which was allocated to the Prialt business. For additional information relating to the net loss on Prialt divestment, please refer to Note 7. Other disposals during 2010 include the write-off of the fully amortized Maxipime and Azactam intangible assets as we ceased distribution of both products in 2010 (comprised of cost of $258.4 million net of accumulated amortization of $258.4 million).

In 2010, we also recorded an impairment charge of $0.9 million in respect of computer software which will no longer be utilized.

In December 2009, we recorded an impairment charge of $30.6 million relating to the Prialt intangible asset to reduce the carrying value of this intangible asset to $14.6 million. We determined the recoverable amount of the Prialt intangible asset using the value-in-use approach based on the present value of expected cash flows using current revenue and cost projections and a pre-tax discount rate of 10%. Prialt was launched in the United States in 2005.

On September 17, 2009, Janssen AI, a newly formed subsidiary of Johnson & Johnson, completed the acquisition of substantially all of the assets and rights related to our AIP collaboration with Wyeth (which has been acquired by Pfizer). As part of this transaction, we disposed of patents, licenses and intellectual property related to AIP with a net book value of $57.7 million. We also disposed of $10.3 million of goodwill which was allocated to the AIP business. For additional information on this transaction, refer to Note 6.

The weighted-average remaining useful life for other intangible assets at December 31, 2010 was 8.4 years (2009: 8.5 years).

Amortization expense for the year ended December 31, 2010 amounted to $28.4 million (2009: $40.5 million; 2008: $35.4 million) and is recorded as cost of sales, selling, general and administrative (SG&A) expenses and R&D expenses in the Consolidated Statements of Operations, as it relates to the respective functions.

As of December 31, 2010, our expected future amortization expense of current other intangible assets is as follows (in millions):

Year ending December 31, 2011	$16.5
2012	14.8
2013	14.2
2014	13.4
2015	12.5
2016 and thereafter	48.0

Total	$119.4

20.	Other Assets

Non-current other assets at December 31 of each year consisted of the following (in millions):

	2010	2009

Deferred financing costs	$21.3	$23.5
Deferred consideration	10.2	—
Other	13.9	11.5

Total other assets	$45.4	$35.0

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

21.	Accrued and Other Current Liabilities, and Other Long-Term Liabilities

Accrued and other current liabilities at December 31 consisted of the following (in millions):

	2010	2009

Litigation accruals	$207.0	$0.6
Accrued royalties payable	63.3	55.6
Payroll and related taxes	40.9	39.4
Accrued rebates	22.6	11.4
Sales and marketing accruals	22.0	16.7
Accrued interest	18.3	19.0
Clinical trial accruals	13.8	15.6
Restructuring accruals	12.9	4.1
Transition payment	9.0	—
Deferred rent	3.5	5.4
Deferred revenue	1.0	1.1
Other accruals	28.2	29.2

Total accrued and other current liabilities	$442.5	$198.1

The litigation accruals balance at December 31, 2010 includes a $206.3 million settlement reserve relating to Zonegran. For further information on the Zonegran settlement, please refer to Notes 5 and 30. For further information on the Transition payment, please refer to Note 7.

Other long-term liabilities at December 31 consisted of the following (in millions):

	2010	2009

Unfunded pension liability	$19.9	$16.2
Deferred rent	18.8	20.7
Accrued income tax payable	11.1	9.6
Deferred revenue	0.7	0.9
Other	20.6	13.6

Total other long-term liabilities	$71.1	$61.0

The unfunded pension liability at December 31, 2010 and 2009 relates to two defined benefit pension plans. For additional information, refer to Note 25.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Severance, restructuring and other charges accrual

The following table provides a rollforward of the severance, restructuring and other charges accrual (in millions):

Balance at December 31, 2007	$10.6
Restructuring and other charges	22.6
Reversal of prior year accrual	(0.6)
Cash payments	(19.1)
Non-cash movements	(2.6)

Balance at December 31, 2008	$10.9
Restructuring and other charges	30.3
Reversal of prior year accrual	(0.6)
Cash payments	(34.8)
Non-cash movements	(1.7)

Balance at December 31, 2009	$4.1
Restructuring and other charges	19.4
Reversal of prior year accrual	(0.5)
Cash payments	(9.1)
Non-cash movements	(1.0)

Balance at December 31, 2010	$12.9

22.	Long-Term Debt

Long-term debt at December 31, 2010 consisted of the following (in millions):

		2010	Original	2010
		Principal	Issue	Carrying
	Original Maturity	Amount	Discount	Value

8.875% Notes	December 2013	$449.5	$—	$449.5
Floating Rate Notes due 2013	December 2013	10.5	—	10.5
8.75% Notes issued October 2009	October 2016	625.0	(7.0)	618.0
8.75% Notes issued August 2010	October 2016	200.0	(7.6)	192.4

Total debt		$1,285.0	$(14.6)	$1,270.4

Long-term debt at December 31, 2009 consisted of the following (in millions):

		2009	Original	2009
		Principal	Issue	Carrying
	Original Maturity	Amount	Discount	Value

Floating Rate Notes due 2011 (redeemed in 2010)	November 2011	$300.0	$—	$300.0
8.875% Notes	December 2013	465.0	—	465.0
Floating Rate Notes due 2013	December 2013	150.0	—	150.0
8.75% Notes issued October 2009	October 2016	625.0	(7.9)	617.1

Total debt		$1,540.0	$(7.9)	$1,532.1

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.875% Notes

In November 2006, we completed the offering and sale of $465.0 million in aggregate principal amount of 8.875% Notes, issued by Elan Finance plc. Elan Corporation, plc and certain of our subsidiaries have guaranteed the 8.875% Notes. Under the terms of our debt covenants, we were required to apply some of the proceeds received from the September 17, 2009 transaction with Johnson & Johnson to make a pro-rata offer to repurchase a portion of our debt at par. Accordingly, on August 30, 2010, we issued an offer to purchase up to $186.0 million in aggregate principal amount of Floating Rate Notes due 2013 and the 8.875% Notes in accordance with the terms of the indenture governing these notes, at a purchase price of 100% of the principal amount thereof, plus accrued and unpaid interest to the date of payment. The offer closed on September 30, 2010 and we received tenders in respect of $15.5 million in principal amount of the 8.875% Notes and recorded a debt retirement charge of $0.2 million. From December 1, 2010, we may redeem the remaining 8.875% Notes, in whole or in part, at an initial redemption price of 104.438% of their principal amount, which decreases to par over time, plus accrued and unpaid interest. Interest is paid in cash semi-annually. For additional information, refer to Note 33.

Floating Rate Notes due 2013

In November 2006, we also completed the offering and sale of $150.0 million in aggregate principal amount of Floating Rate Notes due 2013, also issued by Elan Finance plc. The Floating Rate Notes due 2013 bear interest at a rate, adjusted quarterly, equal to the three-month London Interbank Offer Rate (LIBOR) plus 4.125%. Elan Corporation, plc and certain of our subsidiaries have guaranteed the Floating Rate Notes due 2013. As described above, we issued an offer to purchase up to $186.0 million in aggregate principal amount of Floating Rate Notes due 2013 and the 8.875% Notes due 2013 in accordance with the terms of the indenture governing these notes. The offer closed on September 30, 2010 and we received tenders in respect of $139.5 million in principal amount of the Floating Rate Notes due 2013 and recorded a debt retirement charge of $1.4 million. From December 1, 2010, we may redeem the Floating Rate Notes due 2013, in whole or in part, at par, plus accrued and unpaid interest. Interest is paid in cash quarterly. For additional information, refer to Note 33.

8.75% Notes issued October 2009

In October 2009, we completed the offering and sale of $625.0 million in aggregate principal amount of 8.75% Notes issued October 2009, issued by Elan Finance plc. Elan Corporation, plc and certain of our subsidiaries have guaranteed the 8.75% Notes issued October 2009. At any time prior to October 15, 2012, we may redeem the 8.75% Notes issued October 2009, in whole, but not in part, at a price equal to 100% of their principal amount, plus a make-whole premium and accrued and unpaid interest. We may redeem the 8.75% Notes issued October 2009, in whole or in part, beginning on October 15, 2012 at an initial redemption price of 108.75% of their principal amount, which decreases to par over time, plus accrued and unpaid interest. In addition, at any time after January 3, 2011 and on or prior to October 15, 2012, we may redeem up to 35% of the 8.75% Notes issued October 2009, using the proceeds of certain equity offerings at a redemption price of 108.75% of the principal, plus accrued and unpaid interest. Interest is paid in cash semi-annually. For additional information, refer to Note 33.

The outstanding $625.0 million principal amount of the 8.75% Notes issued October 2009 at December 31, 2010 (2009: $625.0 million) is recorded net of the unamortized original issue discount of $7.0 million (2009: $7.9 million).

8.75% Notes issued August 2010

In August 2010, we completed the offering and sale of $200.0 million in aggregate principal amount of 8.75% senior notes due October 15, 2016 (8.75% Notes issued August 2010), issued by Elan Finance plc. Elan Corporation, plc and certain of our subsidiaries have guaranteed the 8.75% Notes issued August 2010. At any time prior to October 15, 2012, we may redeem the 8.75% Notes issued August 2010, in whole, but not in part, at a price equal to 100% of their principal amount, plus a make-whole premium and accrued and unpaid interest. We may

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

redeem the 8.75% Notes issued August 2010, in whole or in part, beginning on October 15, 2012 at an initial redemption price of 108.75% of their principal amount, which decreases to par over time, plus accrued and unpaid interest. In addition, at any time after November 30, 2011 and on or prior to October 15, 2012, we may redeem up to 35% of the 8.75% Notes issued August 2010, using the proceeds of certain equity offerings at a redemption price of 108.75% of the principal, plus accrued and unpaid interest. Interest is paid in cash semi-annually. For additional information, refer to Note 33.

The outstanding $200.0 million principal amount of the 8.75% Notes issued August 2010 at December 31, 2010 (2009: $Nil) is recorded net of the unamortized original issue discount of $7.6 million (2009: $Nil).

Floating Rate Notes due 2011

In November 2004, we completed the offering and sale of $300.0 million in aggregate principal amount of Floating Rate Notes due 2011, issued by Elan Finance plc. The Floating Rate Notes due 2011 bear interest at a rate, adjusted quarterly, equal to the three-month LIBOR plus 4.0%, except the first interest payment, which bore interest at a rate equal to the six-month LIBOR plus 4.0%. Elan Corporation, plc and certain of our subsidiaries guaranteed the Floating Rate Notes due 2011. During 2010, we redeemed the $300.0 million in aggregate principal amount of the Floating Rate Notes due 2011 and recorded a net charge on debt retirement of $1.4 million relating to a write-off of unamortized deferred financing costs.

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

23.	Share Capital

Share capital at December 31, 2010 and 2009 was as follows:

	No. of Ordinary Shares
Authorized Share Capital	2010	2009

Ordinary Shares (par value €0.05)	670,000,000	670,000,000
Executive Shares (par value €1.25) (the Executive Shares)	1,000	1,000
“B” Executive Shares (par value €0.05) (the “B” Executive Shares)	25,000	25,000

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	At December 31, 2010		At December 31, 2009
Issued and Fully Paid Share Capital	Number	$000s	Number	$000s

Ordinary Shares	585,201,576	35,850	583,901,211	35,758
Executive Shares	1,000	2	1,000	2
“B” Executive Shares	21,375	2	21,375	2

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

24.	Accumulated Other Comprehensive Income/(Loss)

The components of accumulated OCI, net of $Nil taxes, were as follows (in millions):

	2010	2009

Net unrealized gains on investment securities	$1.5	$4.3
Currency translation adjustments	(11.2)	(11.1)
Unamortized net actuarial loss on pension plans	(32.8)	(28.7)
Unamortized prior service cost on pension plans	(0.6)	(0.6)

Accumulated other comprehensive loss	$(43.1)	$(36.1)

25.	Pension and Other Employee Benefit Plans

Pension

We fund the pensions of certain employees based in Ireland through two defined benefit plans. These plans were closed to new entrants from March 31, 2009 and a defined contribution plan was established for employees in Ireland hired after this date.

In general, on retirement, eligible employees in the staff scheme are entitled to a pension calculated at 1/60th (1/52nd for the executive scheme) of their final salary for each year of service, subject to a maximum of 40 years. These plans are managed externally and the related pension costs and liabilities are assessed in accordance with the advice of a qualified professional actuary. The investments of the plans at December 31, 2010 consisted of units held in independently administered funds.

The change in projected benefit obligation was (in millions):

	2010	2009

Projected benefit obligation at January 1	$87.5	$64.3
Service cost	3.2	3.1
Interest cost	4.2	3.7
Plan participants’ contributions	1.7	2.2
Actuarial loss	7.8	14.5
Benefits paid and other disbursements	(1.3)	(1.8)
Foreign currency exchange rate changes	(5.8)	1.5

Projected benefit obligation at December 31	$97.3	$87.5

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The changes in plan assets at December 31 were (in millions):

	2010	2009

Fair value of plan assets at beginning of year	$71.3	$50.9
Actual gain on plan assets	7.4	15.4
Employer contribution	3.0	3.4
Plan participants’ contributions	1.7	2.2
Benefits paid and other disbursements	(1.4)	(1.8)
Foreign currency exchange rate changes	(4.6)	1.2

Fair value of plan assets at end of year	$77.4	$71.3

Unfunded status at end of year	$(19.9)	$(16.2)
Unamortized net actuarial loss in accumulated OCI	32.8	28.7
Unamortized prior service cost in accumulated OCI	0.6	0.6

Net amount recognized	$13.5	$13.1

Amounts recognized in the Consolidated Balance Sheet at December 31 (in millions):

	2010	2009

Unfunded status — non-current liability	$(19.9)	$(16.2)
Accumulated OCI	33.4	29.3

Net amount recognized	$13.5	$13.1

The net periodic pension cost was comprised of the following (in millions):

	2010	2009	2008

Service cost	$3.2	$3.1	$4.1
Interest cost	4.2	3.7	3.7
Expected return on plan assets	(4.9)	(3.5)	(5.3)
Amortization of net actuarial loss	1.2	1.3	0.1
Amortization of prior service cost	—	0.1	0.1

Net periodic pension cost	$3.7	$4.7	$2.7

The weighted-average assumptions used to determine net periodic pension cost and benefit obligation at December 31 were:

	2010	2009

Discount rate	4.7%	5.0%
Expected return on plan assets	6.2%	7.1%
Rate of compensation increase	3.5%	3.6%

The discount rate of 4.7% at December 31, 2010, was determined by reference to yields on high-quality fixed-income investments, having regard to the duration of the plans’ liabilities. The average duration of both defined benefit plans is greater than 20 years. Since no significant market exists for high-quality fixed income investments in Ireland and, following the crisis in the credit markets, the number of AA-rated corporate bonds with long durations is limited, the assumed discount rate of 4.7% per annum at December 31, 2010, was determined based on a yield curve derived by reference to government bonds with an added corporate bond spread derived from the Merrill Lynch 10+ AA corporate bond index.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In Ireland, post-retirement mortality rates are calculated using 62% of the mortality rates of the PNML00 mortality tables for males and 70% of the mortality rates of the PNFL00 mortality tables for females. To make an allowance for expected future increases in average life expectancy, plan benefit obligations for each plan member are increased by 0.39% per annum to retirement age. This approach to post-retirement mortality is used in the standard transfer value basis set out in Actuarial Standard of Practice ASP Pen-2, issued by the Society of Actuaries in Ireland.

The average life expectancy in years of a current pensioner retiring at the age of 65:

	2010	2009

Females	23.3	23.2
Males	21.6	21.5

The average life expectancy in years of a pensioner retiring at the age of 65 in 10 years:

	2010	2009

Females	24.3	24.1
Males	22.5	22.4

The average life expectancy in years of a pensioner retiring at the age of 65 in 20 years:

	2010	2009

Females	25.2	25.1
Males	23.4	23.2

At December 31, 2010, the impact of certain changes in the principal assumptions on the projected benefit obligation, service cost and net periodic pension cost is as follows (in millions):

	Increase/(Decrease)	Increase/(Decrease)	Increase/(Decrease)
	in Projected Benefit	in Service	in Net Periodic
	Obligation	Cost	Pension Cost

Increase of 0.25% in discount rate	$(6.8)	$(0.3)	$(0.8)
Decrease of 0.25% in discount rate	7.4	0.4	0.8
Increase of 0.25% in salary and inflation rates	7.0	0.4	1.0
Decrease of 0.25% in salary and inflation rates	(6.5)	(0.4)	(1.0)
Increase of one year in life expectancy	2.6	0.1	0.3
Decrease of one year in life expectancy	(2.6)	(0.1)	(0.3)
Increase of 0.25% in pension increase assumption	2.4	0.1	0.3
Decrease of 0.25% in pension increase assumption	(2.4)	(0.1)	(0.3)

The weighted-average asset allocations at December 31 of each year by asset category were:

	2010	2009

Equities	60.2%	71.9%
Bonds	20.7%	17.9%
Property	0.9%	1.1%
Absolute return fund	18.2%	9.1%

Total	100.0%	100.0%

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

A portion of the assets are allocated to low-risk investments, which are expected to move in a manner consistent with that of the liabilities. The balances of the assets are allocated to performance-seeking investments designed to provide returns in excess of the growth in liabilities over the long term. The key risks relating to the plan assets are as follows:

•	Interest rate risk — the risk that changes in interest rates result in a change in value of the liabilities not reflected in the changes in the asset values. This risk is managed by allocating a portion of the trusts’ assets to assets that are expected to behave in a manner similar to the liabilities.

•	Inflation risk — the risk that the inflation-linked liabilities of salary growth and pension increases increase at a faster rate than the assets held. This risk is managed by allocating a portion of the plans’ to investments with returns that are expected to exceed inflation.

•	Market risk — the risk that the return from assets is not sufficient to meet liabilities. This risk is managed by monitoring the performance of the assets and requesting regular valuations of the liabilities. A professionally qualified actuary performs regular valuations of the plans and the progress of the assets is examined against the plans’ funding target. Further, the assets of the plans are invested in a range of asset classes in order to limit exposure to any particular asset class or security.

•	Manager risk — the risk that the chosen manager does not meet its investment objectives, or deviates from its intended risk profile. This risk is managed by regularly monitoring the managers responsible for the investment of the assets relative to the agreed objectives and risk profile.

•	Cash flow risk — the risk that the cash flow needs of the plan requires a disinvestment of assets at an inopportune time. As part of the asset allocation strategy, the proportion of assets held by the plans in liability matching assets will explicitly consider the cash flows expected to arise in the near term.

As of December 31, 2010, the expected long-term rate of return on assets of 6.2% (2009: 7.1%) was calculated based on the assumptions of the following returns for each asset class:

	2010	2009

Equities	7.3%	8.0%
Property	6.3%	7.0%
Bonds	3.8%	4.3%
Cash	2.1%	2.3%
Absolute return fund	5.5%	5.6%

As of December 31, 2010, the assumed return on equities has been derived as the assumed return on bonds plus an assumed equity risk premium of 3.5% (2009: 3.8%).

As of December 31, 2010, the expected return on property has been chosen by allowing for a property risk premium of 2.5% (2009: 2.8%) above the expected return on bonds.

The expected government bond returns are set equal to the yield on the government bonds of appropriate duration as at the date of measurement.

The investment in an absolute return fund aims to provide an absolute return with a lower volatility than the target returns.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table sets forth the fair value of our pension plan assets, as of December 31, 2010 (in millions):

	Quoted Prices	Other
	in Active	Observable	Unobservable
	Markets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Equities	$46.6	$—	$—	$46.6
Bonds	16.0	—	—	16.0
Property	—	—	0.7	0.7
Absolute return fund	14.1	—	—	14.1

Total	$76.7	$—	$0.7	$77.4

The following table sets forth a summary of the changes in the fair value of our Level 3 pension plan assets, which were measured at fair value on a recurring basis for the year ended December 31, 2010 (in millions).

Total

Beginning balance at January 1, 2010	$0.8
Unrealized loss on property assets	(0.1)

Ending balance at December 31, 2010	$0.7

All properties in the fund are valued by independent valuers in accordance with the Royal Institute of Chartered Surveyors Valuation Standards by forecasting the returns of the market at regular intervals. These forecasts have regard to the output from a proprietary quantitative model, the inputs to which include gross national product growth, interest rates and inflation.

The total accumulated benefit obligation for the defined benefit pension plans was $82.2 million at December 31, 2010 (2009: $78.3 million).

At December 31, 2010, the estimated future benefit payments to be paid in respect of the plans for the period of 2011-2015 are approximately $0.9 million. The estimated future benefit payments to be paid in the period of 2016-2020 are approximately $3.5 million. We expect to contribute approximately $2.3 million to our defined benefit plans in 2011.

The expected benefits to be paid are based on the same assumptions used to measure our benefit obligation at December 31, 2010, including the expected future employee service.

During 2011, we expect to recognize $1.4 million of the unamortized net actuarial loss and $0.1 million of the unamortized prior service cost that is included in accumulated OCI at December 31, 2010.

Defined Contribution Retirement Plans

We operate a number of defined contribution retirement plans. The costs of these plans are charged to the Consolidated Statement of Operations in the period they are incurred. For 2010, total expense related to the defined contribution plans was $4.5 million (2009: $5.0 million; 2008: $4.1 million).

Employee Savings and Retirement Plan 401(k)

We maintain a 401(k) retirement savings plan for our employees based in the United States. Participants in the 401(k) plan may contribute up to 80% of their annual compensation (prior to January 1, 2010, participants could contribute up to 100% of their annual compensation), limited by the maximum amount allowed by the IRC. We match 3% of each participating employee’s annual compensation on a quarterly basis and may contribute additional discretionary matching up to another 3% of the employee’s annual qualified compensation. Our matching

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

contributions are vested immediately. For 2010, we recorded $4.0 million (2009: $4.7 million; 2008: $3.9 million) of expense in connection with the matching contributions under the 401(k) plan.

Irish Defined Contribution Plan

We operate a defined contribution plan for employees based in Ireland who joined the Company on or after April 1, 2009. Under the plan, we will match up to 15% of each participating employee’s annual eligible income on a monthly basis. For 2010, we recorded $0.5 million (2009: $0.1 million; 2008: $Nil) of expense in connection with the matching contributions under the Irish defined contribution plans.

26.	Share-based Compensation

We grant equity awards from the Long Term Incentive Plan (2006 LTIP), which provides for the issuance of stock options, RSUs and other equity awards. Our equity award program is a long-term retention program that is intended to attract, retain and motivate employees, directors and consultants of Elan and our affiliates, and to align the interests of these parties with those of shareholders. We consider our equity award program critical to our operation and productivity. Equity awards are settled through the issuance of new shares.

In May 2008, our shareholders approved an amendment to the 2006 LTIP that provides for an additional 18,000,000 shares to be made available for issuance under the 2006 LTIP. As of December 31, 2010, there were 11,662,210 shares available for issuance under the 2006 LTIP (2009: 15,766,838 shares).

Stock Options

Stock options are granted at the price equal to the market value at the date of grant and will expire on a date not later than 10 years after their grant. Options generally vest between one and four years from the grant date.

The following table summarizes the number of options outstanding as of December 31 (in thousands):

	2010	2009

1996 Plan	4,231	4,564
1998 Plan	472	511
1999 Plan	4,073	5,414
2006 LTIP	9,432	7,732

Total	18,208	18,221

We had also granted stock options as part of past acquisition transactions. As of December 31, 2010, all of the remaining options outstanding in relation to the Dura acquisition had expired (2009: 6,169 options outstanding).

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The total employee and non-employee stock options outstanding, vested and expected to vest, and exercisable are summarized as follows:

			Weighted Average	Aggregate
			Remaining	Intrinsic
	No. of Options	WAEP(1)	Contractual Life	Value
	(In thousands)		(In years)	(In millions)

Outstanding at December 31, 2008	19,236	$18.00
Exercised	(225)	4.16
Granted	2,693	7.57
Forfeited	(872)	15.75
Expired	(2,605)	26.18

Outstanding at December 31, 2009	18,227	$15.57
Exercised	(163)	2.54
Granted	2,422	6.74
Forfeited	(440)	9.28
Expired	(1,838)	30.71

Outstanding at December 31, 2010	18,208	$13.14	5.6	$4.5

Vested and expected to vest at December 31, 2010	17,712	$13.27	5.5	$4.5

Exercisable at December 31, 2010	12,556	$14.74	4.3	$4.3

(1)	Weighted-average exercise price

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between our closing stock price on the last trading day of 2010 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2010. This amount changes based on the fair market value of our stock. The total intrinsic value of options exercised in 2010 was $0.7 million (2009: $1.6 million; 2008: $53.1 million). The total fair value expensed over the vesting terms of options that became fully vested in 2010 was $13.4 million (2009: $20.0 million; 2008: $28.7 million).

At December 31, 2010, the range of exercise prices and weighted-average remaining contractual life of outstanding and exercisable options were as follows:

	Options Outstanding			Options Exercisable
		Weighted-			Weighted-
		Average			Average
	Options	Remaining		Options	Remaining
	Outstanding	Contractual Life	WAEP	Outstanding	Contractual Life	WAEP
	(In thousands)	(In years)		(In thousands)	(In years)

$1.93-$10.00	9,038	6.1	$6.29	4,541	3.6	$5.43
$10.01-$25.00	6,843	5.2	14.72	6,137	5.0	14.75
$25.01-$40.00	1,583	6.1	26.21	1,134	5.7	26.15
$40.01-$58.60	744	0.4	54.00	744	0.4	54.00

$1.93-$58.60	18,208	5.6	$13.14	12,556	4.3	$14.74

Equity-settled share-based payments made to employees have been recognized in the financial statements based on the fair value of the awards measured at the date of grant. We use the graded-vesting attribution method for

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

The fair value of stock options is calculated using a binomial option-pricing model and the fair value of options issued under EEPPs is calculated using the Black-Scholes option-pricing model, taking into account the relevant terms and conditions. The binomial option-pricing model is used to estimate the fair value of our stock options because it better reflects the possibility of exercise before the end of the options’ life. The binomial option-pricing model also integrates possible variations in model inputs, such as risk-free interest rates and other inputs, which may change over the life of the options. Options issued under our EEPPs have relatively short contractual lives, or must be exercised within a short period of time after the vesting date, and the input factors identified above do not apply. Therefore, the Black-Scholes option-pricing model produces a fair value that is substantially the same as a more complex binomial option-pricing model for our EEPPs. The amount recognized as an expense is adjusted each period to reflect actual and estimated future levels of vesting.

We use the implied volatility for traded options on our stock with remaining maturities of at least one year to determine the expected volatility assumption required in the binomial model. The risk-free interest rate assumption is based upon observed interest rates appropriate for the term of our stock option awards. The dividend yield assumption is based on the history and expectation of dividend payouts.

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

The estimated weighted-average grant date fair values of the individual options granted during the years ended December 31, 2010, 2009 and 2008 were $3.73, $5.27 and $11.25, respectively. The fair value of options granted during these years was estimated using the binomial option-pricing model with the following weighted-average assumptions:

	2010	2009	2008

Risk-free interest rate	2.04%	1.55%	2.88%
Expected volatility	65.4%	92.0%	76.7%
Expected dividend yield	—	—	—
Expected life(1)	—	—	—

(1)	The expected lives of options granted in 2010, as derived from the output of the binomial model, ranged from 4.8 years to 7.5 years (2009: 4.5 years to 7.3 years; 2008: 4.4 years to 7.3 years). The contractual life of the options, which is not later than 10 years from the date of grant, is used as an input into the binomial model.

Restricted Stock Units

RSUs generally vest between one and three years from the grant date, and shares are issued to RSU holders as soon as practicable following vesting. The fair value of services received in return for the RSUs is measured by reference to the fair value of the underlying shares at grant date, for directors and employees, and as services are rendered for non-employees. The total fair value expensed over the vesting terms of RSUs that became fully vested in 2010 was $10.8 million (2009: $15.6 million; 2008: $12.5 million).

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The non-vested RSUs are summarized as follows (in thousands, except fair value amounts):

		Weighted-Average
		Grant Date Fair
	No. of RSUs	Value

Non-vested at December 31, 2008	2,901	$19.94
Granted	1,724	7.75
Vested	(1,033)	18.49
Forfeited	(572)	16.86

Non-vested at December 31, 2009	3,020	$14.06
Granted	2,957	6.87
Vested	(781)	17.81
Forfeited	(554)	9.65

Non-vested at December 31, 2010	4,642	$9.38

Employee Equity Purchase Plans

We operate an EEPP for eligible employees based in the United States (the U.S. Purchase Plan). The U.S. Purchase Plan is a qualified plan under Sections 421 and 423 of the IRC and allows eligible employees to purchase common stock at 85% of the lower of the fair market value at the beginning of the offering period or the fair market value on the last trading day of the offering period. Purchases are limited to $25,000 (fair market value) per calendar year; 2,000 shares per six-month offering period (changed from 1,000 shares per three-month offering period, beginning January 1, 2010); and subject to certain IRC restrictions.

The Irish Sharesave Option Scheme 2004 and U.K. Sharesave Option Plan 2004 (the Sharesave Plans) were for eligible employees based in Ireland and the United Kingdom, respectively. The Sharesave Plans allowed eligible employees to purchase Ordinary Shares at no lower than 85% of the fair market value at the start of a 36-month saving period. No options are currently outstanding under the Sharesave Plans.

In total, 3,000,000 shares have been made available for issuance under the Sharesave Plans and the U.S. Purchase Plan combined. In 2010, 470,412 shares (2009: 528,411 shares) were issued under the U.S. Purchase Plan and no shares were issued under the Sharesave Plans (2009: Nil). As of December 31, 2010, 381,392 shares (2009: 851,804 shares) were available for future issuance under the EEPPs.

The options issued under the Sharesave Plans were granted in 2005 and the estimated fair values of the options were expensed over the 36-month saving period from the grant date. The fair value per option granted under the Sharesave Plans in 2005 was $11.68. The weighted-average fair value of options granted under the U.S. Purchase Plan during the 12 months ended December 31, 2010 was $1.84 (2009: $2.07; 2008: $6.40). The estimated fair values of these options were charged to expense over the respective six-month offering periods. The estimated fair values of options granted under the U.S. Purchase Plan in the years ended December 31, were calculated using the following inputs into the Black-Scholes option-pricing model:

	2010	2009	2008

Weighted-average share price	$5.61	$6.57	$21.56
Weighted-average exercise price	$4.77	$5.58	$18.33
Expected volatility(1)	63.9%	84.6%	74.0%
Expected life	6 months	3 months	3 months
Expected dividend yield	—	—	—
Risk-free interest rate	0.21%	0.15%	1.46%

(1)	The expected volatility was determined based on the implied volatility of traded options on our stock.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Share-based Compensation Expense

As part of the transaction on September 17, 2009, under which Janssen AI acquired substantially all of our assets and rights related to the AIP and we received a 49.9% equity interest in Janssen AI, a number of Elan employees transferred employment to Janssen AI. The outstanding equity awards held by the transferred employees as of September 17, 2009, were modified such that the transfer would not trigger the termination provisions of the awards. The impact of the modification for all applicable outstanding awards amounted to a net credit of $1.2 million, which was included in the net gain on the divestment of business in the 2009 Consolidated Statement of Operations. The net credit was primarily due to the change in status of the award holders from employees to non-employees and the resulting change in measurement date.

In addition, as part of the transaction described above, we continue to grant annual equity and equity-based compensation awards under the 2006 LTIP (and any successor or replacement or additional plan) to each transferred employee. Beginning in 2010, these awards are granted at the same time as such awards are granted to Elan employees; on terms and conditions, including vesting, that are no less favorable than those granted to similarly situated Elan employees; and with a grant date fair value that is equal to similarly situated Elan employees who received the same performance rating from Elan as the transferred employees received from Janssen AI. The total amount of expense in 2010 relating to equity-settled share-based awards held by former Elan employees that transferred to Janssen AI was $0.4 million (2009: less than $0.1 million). This expense has been recognized in the R&D expense line item in the Consolidated Statement of Operations.

The total net expense of $31.5 million relating to equity-settled share-based compensation has been recognized in the following line items in the Consolidated Statement of Operations (in millions):

	2010	2009	2008

Cost of sales	$1.6	$2.2	$2.3
Selling, general and administrative expenses	17.4	17.0	25.0
Research and development expenses	11.5	11.8	18.7
Other net charges	1.0	1.7	1.2
Net gain on divestment of business	—	(1.2)	—

Total	$31.5	$31.5	$47.2	(1)

(1)	Excludes $1.0 million of share-based compensation capitalized to property, plant and equipment.

Share-based compensation (including share-based compensation capitalized to property, plant and equipment of $Nil in 2010 (2009: $Nil; 2008: $1.0 million) arose under the following awards (in millions):

	2010	2009	2008

Stock options	$13.4	$16.8	$22.3
RSUs	17.2	13.6	23.9
Employee equity purchase plans	0.9	1.1	2.0

Total	$31.5	$31.5	$48.2

The total equity-settled share-based compensation expense related to unvested awards not yet recognized, adjusted for estimated forfeitures, is $15.7 million at December 31, 2010. This expense is expected to be recognized over a weighted-average of 1.0 years.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

27.	Fair Value Measurements

Assets Measured at Fair Value on a Recurring Basis

As of December 31, 2010, we did not hold any financial liabilities that are recognized at fair value in the financial statements on a recurring or non-recurring basis. The following table sets forth the fair value of our financial assets measured at fair value on a recurring basis, as of December 31, of each year (in millions):

	Quoted Prices	Other
	in Active	Observable	Unobservable
	Markets	Inputs	Inputs
2010	(Level 1)	(Level 2)	(Level 3)	Total

Cash and cash equivalents	$422.5	$—	$—	$422.5
Restricted cash and cash equivalents — current	208.2	—	—	208.2
Restricted cash and cash equivalents— non-current	14.9	—	—	14.9
Available-for-sale equity securities — current	2.0	—	—	2.0
Available-for-sale debt securities — non-current	—	—	0.2	0.2

Total	$647.6	$—	$0.2	$647.8

	Quoted Prices	Other
	in Active	Observable	Unobservable
	Markets	Inputs	Inputs
2009	(Level 1)	(Level 2)	(Level 3)	Total

Cash and cash equivalents	$836.5	$—	$—	$836.5
Restricted cash — current	16.8	—	—	16.8
Restricted cash — non-current	14.9	—	—	14.9
Available-for-sale equity securities — current	6.7	—	—	6.7
Available-for-sale debt securities — non-current	—	—	0.4	0.4
Derivatives	—	—	0.4	0.4

Total	$874.9	$—	$0.8	$875.7

As of December 31, 2010, the fair value of our Level 1 assets was $647.6 million (2009: $874.9 million), primarily consisting of bank deposits, holdings in U.S. Treasuries funds, restricted cash, and marketable equity securities in emerging pharmaceutical and biotechnology companies. Included in this amount were unrealized gains of $1.6 million (2009: $4.2 million) related to marketable equity securities.

The following table sets forth a summary of the changes in the fair value of our Level 3 financial assets, which were measured at fair value on a recurring basis, as of December 31, of each year (in millions):

	Auction Rate
2010	Securities	Warrants	Total

Beginning balance at January 1, 2010	$0.4	$0.4	$0.8
Realized gains included in net investment gains	—	1.2	1.2
Unrealized losses included in other comprehensive income	(0.2)	—	(0.2)
Redemptions	—	(1.6)	(1.6)

Ending balance at December 31, 2010	$0.2	$—	$0.2

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Auction Rate
2009	Fund	Securities	Warrants	Total

Beginning balance at January 1, 2009	$27.7	$0.4	$0.1	$28.2
Realized gains included in net investment gains	1.2	—	0.3	1.5
Redemptions	(28.9)	—	—	(28.9)

Ending balance at December 31, 2009	$—	$0.4	$0.4	$0.8

As of December 31, 2010, we held $0.2 million (2009: $0.8 million) of investments, which were measured using unobservable (Level 3) inputs which consisted entirely of investments in ARS.

The ARS were valued by a third-party valuation firm, which primarily used a discounted cash flow model (expected cash flows of the ARS were discounted using a yield that incorporates compensation for illiquidity) in combination with a market comparables method, where the ARS were valued based on indications (from the secondary market) of what discounts buyers demand when purchasing similar collateral debt obligations. The secondary market indications were given less weight in this approach due to the lack of data on trades in securities that are substantially similar to the ARS. At December 31, 2009, we also held freestanding warrants classified as Level 3 assets, which were valued at $0.4 million as of December 31, 2009. These warrants were disposed of during 2010.

Assets Measured at Fair Value on a Non-recurring Basis

We measure certain assets, including equity investments in privately held companies, at fair value on a nonrecurring basis. These assets are recognized at fair value when they are deemed to be other-than-temporarily impaired. We did not recognize any impairment charges relating to these assets during 2010 (2009: $Nil).

Debt Instruments

The principal amounts and fair values (based on unadjusted quoted prices) of our debt instruments as of December 31 were as follows (in millions):

	2010		2009
	Principal	Fair	Principal	Fair
	Amount	Value	Amount	Value

8.875% Notes	$449.5	$458.5	$465.0	$460.9
Floating Rate Notes due 2013	10.5	10.5	150.0	127.3
8.75% Notes issued October 2009	625.0	624.2	625.0	594.5
8.75% Notes issued August 2010	200.0	193.4	—	—
Floating Rate Notes due 2011	—	—	300.0	281.6

Total debt instruments	$1,285.0	$1,286.6	$1,540.0	$1,464.3

Refer to Note 22 for further information on our debt.

28.	Leases

Operating Leases

We lease certain of our facilities under non-cancelable operating lease agreements that expire at various dates through 2025. The major components of our operating leases that were in effect at December 31, 2010 are as described below.

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

In December 2007, we entered into a lease agreement for a building in South San Francisco, California. The lease term commenced in January 2010, and the building is utilized for R&D, sales and administrative functions. The lease term is 15 years, with an option to renew for one additional five-year period.

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

In September 2009, we entered into a subleasing agreement with Janssen AI for laboratory and office space in South San Francisco which was no longer being utilized by our R&D, sales and administrative functions. In June 2010, we entered into another sublease agreement with Janssen AI, for additional space in South San Francisco. The lease period expires between December 2011 and February 2012, with an option to extend to December 2014.

In January 2010, we entered into a subleasing agreement with Janssen AI for office space at the Treasury Building, Dublin, Ireland. The lease period will expire in April 2012. Thereafter, we have an option to extend the lease until June 2014.

In November 2010, we entered into a lease agreement for another building in South San Francisco, California. The building is being utilized by our Neotope R&D function. The lease term is 10 years.

In addition, we also have various operating leases for equipment and vehicles, with lease terms that range from three to five years.

We recorded expense under operating leases of $27.9 million in 2010 (2009: $23.8 million; 2008: $19.4 million). We recorded income under our operating subleasing agreement of $2.3 million in 2010 (2009: $0.6 million; 2008: $Nil).

As of December 31, 2010, our future minimum rental commitments for operating leases with non-cancelable terms in excess of one year are as follows (in millions):

Due in:
2011	$32.6
2012	32.5
2013	21.9
2014	20.8
2015	14.5
2016 and thereafter	127.3

Total	$249.6	(1)

(1)	The future minimum rental commitments include the commitments in respect of lease contracts where the future lease commitments exceeds the future expected economic benefit that we expect to derive from the leased asset which has resulted in the recognition of an onerous lease accrual.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Capital Leases

The net book value of assets acquired under capital leases at December 31, 2010 amounted to $1.5 million (2009: $2.9 million), which includes $71.8 million of accumulated depreciation (2009: $70.4 million). Depreciation expense related to assets under capital leases for 2010 amounted to $1.4 million (2009: $2.1 million; 2008: $2.3 million).

In prior years, we disposed of plant and equipment and subsequently leased them back and also entered into an arrangement with a third-party bank, the substance of which allows us a legal right to require a net settlement of our obligations under the leases. The cash and borrowings relating to the previous sale and leaseback transactions have been offset in the Consolidated Financial Statements in the amount of $31.2 million at December 31, 2010 (2009: $40.0 million).

29.	Commitments and Contingencies

As of December 31, 2010, the directors had authorized capital commitments for the purchase of property, plant and equipment of $8.0 million (2009: $6.2 million).

At December 31, 2010, we had commitments to invest $3.4 million (2009: $4.6 million) in healthcare managed funds.

For information on lease commitments, refer to Note 28. For litigation and administrative proceedings related to contingencies, refer to Note 30. For information on commitments in relation to our collaboration agreements, where applicable, refer to Note 32.

30.	Litigation

We are involved in legal and administrative proceedings that could have a material adverse effect on us.

Zonegran matter

Over the past few years, a significant number of pharmaceutical and biotechnology companies have been the target of inquiries and investigations by various U.S. federal and state regulatory, investigative, prosecutorial and administrative entities, including the Department of Justice and various U.S. Attorney’s Offices, the Office of Inspector General of the Department of Health and Human Services, the FDA, the Federal Trade Commission (FTC) and various state Attorneys General offices. These investigations have alleged violations of various federal and state laws and regulations, including claims asserting antitrust violations, violations of the U.S. Federal Food, Drug & Cosmetic Act (FD&C Act), the False Claims Act, the Prescription Drug Marketing Act, anti-kickback laws, and other alleged violations in connection with off-label promotion of products, pricing and Medicare and/or Medicaid reimbursement.

In light of the broad scope and complexity of these laws and regulations, the high degree of prosecutorial resources and attention being devoted to the sales practices of pharmaceutical companies by law enforcement authorities, and the risk of potential exclusion from federal government reimbursement programs, many companies determined that they should enter into settlement agreements in these matters, particularly those brought by federal authorities.

Settlements of these investigations have commonly resulted in the payment of very substantial fines to the government for alleged civil and criminal violations, the entry of a Corporate Integrity Agreement with the federal government, and admissions of guilt with respect to various healthcare program-related offences. Some pharmaceutical companies have been excluded from participating in federal healthcare programs such as Medicare and Medicaid.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In January 2006, we received a subpoena from the U.S. Department of Justice and the Department of Health and Human Services, Office of Inspector General, asking for documents and materials primarily related to our marketing practices for Zonegran, an antiepileptic prescription medicine that we divested to Eisai Inc. in April 2004.

On July 15, 2010, we announced that we reached an agreement-in-principle with respect to the U.S. Department of Justice’s investigation of our marketing practices with respect to Zonegran. In December 2010, we finalized the agreement-in-principle with the U.S. Attorney’s Office for the District of Massachusetts to resolve all aspects of the U.S. Department of Justice’s investigation of sales and marketing practices for Zonegran. In addition, we agreed to plead guilty to a misdemeanour violation of the FD&C Act and entered into a Corporate Integrity Agreement with the Office of Inspector General of the Department of Health and Human Services to promote our compliance with the requirements of U.S. federal healthcare programs and the FDA. If we materially fail to comply with the requirements of U.S. federal healthcare programs or the FDA, or otherwise materially breach the terms of the Corporate Integrity Agreement, such as by a material breach of the compliance program or reporting obligations of the Corporate Integrity Agreement, severe sanctions could be imposed upon us.

Consistent with the terms of the agreement-in-principle announced in July 2010, we will pay $203.5 million pursuant to the terms of a global settlement resolving all U.S. federal and related state Medicaid claims and $203.7 million is held in an escrow account at December 31, 2010 to cover the settlement amount. During 2010, we recorded a $206.3 million charge for the settlement, interest and related costs.

This resolution of the Zonegran investigation could give rise to other investigations or litigation by state government entities or private parties.

Patent matter

In June 2008, a jury ruled in the U.S. District Court for the District of Delaware that Abraxis BioSciences, Inc. (Abraxis, since acquired by Celgene Corporation) had infringed a patent owned by us in relation to the application of NanoCrystal® technology to Abraxane®. The judge awarded us $55 million, applying a royalty rate of 6% to sales of Abraxane from January 1, 2005 through June 13, 2008 (the date of the verdict). This award and damages associated with the continuing sales of the Abraxane product were subject to interest.

In February 2011, we entered into an agreement with Abraxis to settle this litigation. As part of the settlement agreement with Abraxis, we will receive $78.0 million in full and final settlement, which will be recognized on receipt. No continuing royalties will be received by us in respect of Abraxane.

Securities matters

In March 2005, we received a letter from the U.S. Securities and Exchange Commission (SEC) stating that the SEC’s Division of Enforcement was conducting an informal inquiry into actions and securities trading relating to Tysabri events. The SEC’s inquiry primarily relates to events surrounding the February 28, 2005 announcement of the decision to voluntarily suspend the marketing and clinical dosing of Tysabri. We have provided materials to the SEC in connection with the inquiry but have not received any additional requests for information or interviews relating to the inquiry.

The SEC notified us in January 2009 that the SEC was conducting an informal inquiry primarily relating to the July 31, 2008 announcement concerning the initial two Tysabri-related progressive multifocal leukoencephalopathy (PML) cases that occurred subsequent to the resumption of marketing Tysabri in 2006. We have provided the SEC with materials in connection with the inquiry.

On September 24, 2009, we received a subpoena from the SEC’s New York Regional Office requesting records relating to an investigation captioned In the Matter of Elan Corporation, plc. The subpoena requests records and information relating to the July 31, 2008 announcement of the two Tysabri-related PML cases as well as records and

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

information relating to the July 29, 2008 announcement at the International Conference of Alzheimer’s Disease concerning the Phase 2 trial data for bapineuzumab. We have provided the SEC with materials in connection with the investigation.

We and some of our officers and directors have been named as defendants in five putative class action lawsuits filed in the U.S. District Court for the Southern District of New York in 2008. The cases have been consolidated as In Re: Elan Corporation Securities Litigation. The plaintiffs’ Consolidated Amended Complaint was filed on August 17, 2009, and alleges claims under the U.S. federal securities laws and seeks damages on behalf of all purchasers of our stock during periods ranging between May 21, 2007 and October 21, 2008. The complaints allege that we issued false and misleading public statements concerning the safety and efficacy of bapineuzumab. We have filed a Motion to Dismiss the Consolidated Amended Complaint. On July 23, 2010, a securities case was filed in the U.S. District Court for the Southern District of New York. This case has been accepted by the court as a “related case” to the existing 2008 matter. The 2010 case purports to be filed on behalf of all purchasers of Elan call options during the period from June 17, 2008 to July 29, 2008.

We and some of our officers and directors have been named as defendants in a securities case filed June 24, 2010 in the U.S. District Court in the Northern District of California. The complaint alleges that during the June/July 2008 timeframe we disseminated materially false and misleading statements/omissions related to Tysabri and bapineuzumab. Plaintiffs allege that they lost collectively approximately $4.5 million. Our Motion to Dismiss this case was granted on February 9, 2011. Plaintiffs have 30 days from February 9, 2011 to amend their complaint.

We and some of our officers have been named as defendants in a putative class action lawsuit filed in the U.S. District Court for the Southern District of New York on February 23, 2011. The plaintiffs’ complaint alleges claims under U.S. federal securities laws and seeks damages on behalf of all purchasers of our stock during the period between July 2, 2009 and August 5, 2009. The complaint alleges that we issued false and misleading public statements concerning the Johnson & Johnson Transaction. We plan to vigorously defend ourselves in this litigation.

Antitrust matters

In 2002 and 2003, 10 actions were filed in the U.S. District Courts (seven in the District of Columbia and three in the Southern District of New York) claiming that we (and others) violated federal and state antitrust laws based on licensing and manufacturing arrangements between Elan, Teva Pharmaceuticals Inc. and Biovail Corporation (Biovail) relating to nifedipine. The complaints sought various forms of remedy, including damages and injunctive relief. The actions were brought by putative classes of direct purchasers, individual direct purchasers, and putative classes of indirect purchasers. On May 29, 2003, the Judicial Panel for Multidistrict Litigation coordinated and consolidated for pre-trial proceedings all pending cases in the U.S. District Court for the District of Columbia. In late 2007, we entered into a settlement agreement with the indirect purchaser class resulting in a dismissal of that segment of the lawsuit. In December 2009, we entered into a separate settlement agreement with the individual “opt-out” direct purchasers and agreed to pay $4.6 million to this opt-out direct purchaser class resulting in a dismissal of the second segment of the litigation. In October 2010, we agreed to pay $12.5 million to settle the third and final piece of this litigation. On January 31, 2011, the U.S. District Court for the District of Columbia approved the settlement and dismissed the case.

Paragraph IV Litigation

We and/or our product licensees are involved in various sets of so-called “Paragraph IV” litigation proceedings in the United States. In the United States, putative generics of innovator drug products (including products in which the innovation comprises a new drug delivery method for an existing product, such as the drug delivery market occupied by us) may file Abbreviated New Drug Applications (ANDAs) and, in doing so, they are not required to include preclinical and clinical data to establish safety and effectiveness of their drug. Instead, they would rely on such data provided by the innovator drug New Drug Application (NDA) holder. However, to benefit from this less costly abbreviated procedure, the ANDA applicant must demonstrate that its drug is “generic” or “bioequivalent” to

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the innovator drug, and, to the extent that patents protect the innovator drug that are listed in the “Orange Book”, the ANDA applicant must write to the innovator NDA holder and the patent holder (to the extent that the Orange Book-listed patents are not owned by the innovator NDA holder) certifying that their product either does not infringe the innovator’s patents and/or that the relevant patents are invalid. The innovator and the patent holder may sue the ANDA applicant within 45 days of receiving the certification and, if so, the FDA may not approve the ANDA for 30 months from the date of certification unless, at some point before the expiry of those 30 months, a court makes a final decision in the ANDA applicant’s favor.

We are involved in a number of Paragraph IV suits in respect of seven different products (TriCor 145, Avinza®, Zanaflex®, Rapamune® and Luvox CR®) either as plaintiff or as an interested party (where the suit is being taken in the name of one of our licensees). If we are unsuccessful in these and other similar type suits, our or our licensees’ products may be subject to generic competition, and our manufacturing revenue and royalties would be materially and adversely affected.

31.	Related Parties

Janssen AI

Janssen AI, a newly formed subsidiary of Johnson & Johnson, acquired substantially all of the assets and rights related to AIP with Wyeth (which has been acquired by Pfizer) in September 2009. In consideration for the transfer of these assets and rights, we received a 49.9% equity interest in Janssen AI which has been recorded as an equity method investment on the Consolidated Balance Sheet at December 31, 2010. For additional information relating to the AIP divestment, refer to Note 6. For additional information relating to our equity method investment, refer to Note 9.

Following the divestment of the AIP business to Janssen AI in September 2009, we provided administrative and R&D transition services to Janssen AI, and recorded fees of $3.7 million in 2010 (2009: $2.9 million) related to these transition services, which ceased in December 2010. We also received sublease rental income of $2.3 million (2009: $0.6 million) from Janssen AI in respect of sublease agreements for office and laboratory space in South San Francisco and office space in Dublin. The total expense in 2010 relating to equity-settled share based awards held by former Elan employees that transferred to Janssen AI was $0.4 million (2009: less than $0.1 million). At December 31, 2010, we had a balance owing to us from Janssen AI of $0.2 million (2009: $21.1 million).

Transactions with Directors

Except as set out below, there are no service contracts in existence between any of the directors and Elan:

Non-Executive Directors’ Terms of Appointment

Period	Three-year term which can be extended by mutual consent, contingent on satisfactory performance and re-election at the appropriate Annual General Meeting (AGM).
Termination	By the director or the Company at each party’s discretion without compensation.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fees	Board Membership Fees
	Chairman’s Fee	$250,000	(1)(2)
	Director’s Fee	55,000

	Additional Board/Committee Fees
	Lead Independent Director’s Fee	20,000
	Audit Committee Chairman’s Fee	25,000	(3)
	Audit Committee Member’s Fee	15,000
	Other Committee Chairman’s Fee	20,000	(3)
	Other Committee Member’s Fee	12,500

Equity
Non-executive directors are entitled to be considered for an annual equity award, based on the recommendation of the Leadership, Development and Compensation Committee (LDCC) and supported by the advice of the LDCC’s compensation consultants. Such equity awards are normally granted in February of each year and are currently made in the form of RSUs. The awards made in February 2011 had the following grant date fair values:

Chairman	$200,000	(2)
Other non-executive directors	$125,000

Expenses	Reimbursement of travel and other expenses reasonably incurred in the performance of their duties.
Time commitment	Up to five scheduled in-person board meetings, the AGM and relevant committee meetings depending upon board/committee requirements and general corporate activity.

Non-executive board members are also expected to be available for a number of unscheduled board and committee meetings, where applicable, as well as to devote appropriate preparation time ahead of each meeting.

Confidentiality	Information acquired by each director in carrying out their duties is deemed confidential and cannot be publicly released without prior clearance from the chairman of the board.

(1)	The chairman of the board does not receive additional compensation for sitting on board committees.

(2)	In 2011, Mr. Ingram has received an annual equity award with a grant date fair value of $200,000 and will receive fees of $250,000, a total of $450,000. In 2010, Mr. McLaughlin received an annual equity award with a grant date fair value of $150,000 and fees of $300,000, a total of $450,000.

(3)	Inclusive of committee membership fee.

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

Mr. Martin

On January 7, 2003, we and Elan Pharmaceuticals, Inc. (EPI) entered into an agreement with Mr. G. Kelly Martin such that Mr. Martin was appointed president and CEO effective February 3, 2003.

Effective December 7, 2005, we and EPI entered into a new employment agreement with Mr. Martin, under which Mr. Martin continues to serve as our CEO with an initial base annual salary of $798,000. Mr. Martin is eligible to participate in our annual bonus plan, performance-based stock awards and merit award plans. Under the new agreement, Mr. Martin was granted an option to purchase 750,000 Ordinary Shares with an exercise price per share of $12.03, vesting in three equal annual installments (the 2005 Options). Mr. Martin’s employment agreement was amended on December 19, 2008 to comply with the requirements of Section 409A of the IRC.

On June 2, 2010, Elan and Mr. Martin agreed to amend his 2005 employment contract from an open-ended agreement to a fixed term agreement. Under this 2010 agreement, Mr. Martin committed to remain in his current roles as CEO and director of the Company through to May 1, 2012. It was agreed that upon the completion of this fixed term Mr. Martin will then serve the Board as executive adviser through to January 31, 2013. Under this amendment, Mr. Martin’s base salary was increased from $800,000 to $1,000,000 per year effective June 1, 2010 and when Mr. Martin moves to the role of executive adviser, his base salary will be reduced to $750,000 per year, he will not be eligible for a bonus and he will resign from the Board.

The agreement, as amended, continues until Mr. Martin resigns, is involuntarily terminated, is terminated for cause or dies, or is disabled. In general, if Mr. Martin’s employment is involuntarily terminated (other than for cause, death or disability) or Mr. Martin leaves for good reason, we will pay Mr. Martin a lump sum equal to two (three, in the event of a change in control) times his salary and target bonus and his Options will be exercisable until the earlier of (i) January 31, 2015 or (ii) tenth anniversary of the date of grant. In the event of a change in control, his Options will be exercisable until the earlier of (i) three years from the date of termination, or January 31, 2015, whichever is later or (ii) the tenth anniversary of the date of grant of the stock option.

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

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

No other executive director has an employment contract extending beyond 12 months or pre-determined compensation on termination which exceeds one year’s salary.

Mr. McLaughlin

In 2010 and 2009, Davy, an Irish based stockbroking, wealth management and financial advisory firm, of which Mr. McLaughlin is deputy chairman, provided advisory services to the company. The total invoiced value of these services was $0.3 million (2009: $2.4 million). Services rendered in 2009 included work in relation to the Johnson & Johnson Transaction and the sale of the 8.75% Notes issued October 2009.

Mr. Pilnik

In 2009, prior to his joining the board of directors of Elan, Mr. Pilnik was paid a fee of $15,230 for consultancy services provided to Elan.

Dr. Selkoe

Effective as of July 1, 2009, EPI entered into a consultancy agreement with Dr. Dennis Selkoe under which Dr. Selkoe agreed to provide consultant services with respect to the treatment and/or prevention of neurodegenerative and autoimmune diseases. We pay Dr. Selkoe a fee of $12,500 per quarter under this agreement. The agreement is effective for three years unless terminated by either party upon 30 days written notice and supersedes all prior consulting agreements between Dr. Selkoe and Elan. Previously, Dr. Selkoe was a party to a similar consultancy agreement with EPI and Athena. Under the consultancy agreements, Dr. Selkoe received $50,000 in 2010, 2009 and 2008.

Arrangements with Former Directors

Mr. Groom

On July 1, 2003, we entered into a pension agreement with Mr. John Groom, a former director of Elan Corporation, plc, whereby we paid him a pension of $200,000 per annum, monthly in arrears, until May 16, 2008, in respect of his former senior executive roles. Mr. Groom received a total payment of $75,556 in 2008.

Agreement with Mr. Schuler, Mr. Bryson and Crabtree Partners L.L.C.

On September 17, 2010, we entered into agreements with Mr. Jack W. Schuler and Mr. Vaughn Bryson whereby we agreed to pay to Mr. Schuler and Mr. Bryson the aggregate amount of $300,000 in settlement of all costs, fees and expenses incurred by them in respect of any and all matters relating to the Irish High Court litigation and the SEC investigation of Mr. Schuler. Under the agreements, Mr. Schuler and Mr. Bryson agreed to resign from the board, and they subsequently resigned on October 29, 2010.

On June 8, 2009, we entered into an agreement with Mr. Jack W. Schuler, Mr. Vaughn Bryson and Crabtree Partners L.L.C. (an affiliate of Mr. Schuler and a shareholder of the Company) (collectively “the Crabtree Group”). Pursuant to this Agreement, we agreed to nominate Mr. Schuler and Mr. Bryson for election as directors of the Company at the 2009 AGM. Mr. Schuler and Mr. Bryson irrevocably agreed to resign as directors of the Company effective on the first date on which Mr. Schuler, Mr. Bryson and Crabtree Partners L.L.C. cease to beneficially own, in

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

aggregate, at least 0.5% of the Company’s issued share capital. The Agreement also includes a standstill provision providing that, until the later of December 31, 2009, amended to January 1, 2012, pursuant to the 2010 agreement, and the date that is three months after the date on which Mr. Schuler and Mr. Bryson cease to be directors of the Company, none of Mr. Schuler, Mr. Bryson, Crabtree Partners L.L.C. or any of their respective affiliates will, among other things, acquire any additional equity interest in the Company if, after giving effect to the acquisition, Mr. Schuler, Mr. Bryson, Crabtree Partners L.L.C. and their affiliates would own more than 3% of the Company’s issued share capital. Finally, we agreed to reimburse the Crabtree Group for $500,000 of documented out-of-pocket legal expenses incurred by their outside counsel in connection with the Agreement and the matters referenced in the Agreement.

Dr. Bloom

On July 17, 2009, EPI entered into a consultancy agreement with Dr. Bloom under which Dr. Bloom agreed to provide consultant services to Elan with respect to the treatment and/or prevention of neurodegenerative diseases and to act as an advisor to the science and technology committee. We pay Dr. Bloom a fee of $10,000 per quarter under this agreement. The agreement is effective for two years unless terminated by either party upon 30 days written notice. Under the consultancy agreements, Dr. Bloom received $58,152 in 2010, of which $18,152 related to services rendered during 2009.

External Appointments and Retention of Fees

Executive directors may accept external appointments as non-executive directors of other companies and retain any related fees paid to them.

32.	Development and Marketing Collaboration Agreements

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

In June 2006, the FDA approved the reintroduction of Tysabri for the treatment of relapsing forms of MS. Approval for the marketing of Tysabri in the European Union was also received in June 2006 and has subsequently been received in a number of other countries. The distribution of Tysabri in both the United States and the European Union commenced in July 2006. Global in-market net sales of Tysabri in 2010 were $1,230.0 million (2009: $1,059.2 million; 2008: $813.0 million), consisting of $593.2 million (2009: $508.5 million; 2008: $421.6 million) in the U.S. market and $636.8 million (2009: $550.7 million; 2008: $391.4 million) in the ROW.

In January 2008, the FDA approved the supplemental Biologics License Application (sBLA) for Tysabri for the treatment of patients with Crohn’s disease, and Tysabri was launched in this indication at the end of the first quarter of 2008. In December 2008, we announced a realignment of our commercial activities in Tysabri for Crohn’s disease, shifting our efforts from a traditional sales model to a model based on clinical support and education.

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

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

manufacturing, plus Biogen Idec’s gross profit on Tysabri and this cost, together with royalties payable to other third parties, is included in cost of sales.

In the ROW markets, Biogen Idec is responsible for distribution and we record as revenue our share of the profit or loss on ROW sales of Tysabri, plus our directly incurred expenses on these sales. In 2010, we recorded revenue of $258.3 million (2009: $215.8 million; 2008: $135.5 million).

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

The collaboration agreement will expire in November 2019, but may be extended by mutual agreement of the parties. If the agreement is not extended, then each of Biogen Idec and Elan has the option to buy the other party’s rights to Tysabri upon expiration of the term. Each party has a similar option to buy the other party’s rights to Tysabri if the other party undergoes a change of control (as defined in the collaboration agreement). In addition, each of Biogen Idec and Elan can terminate the agreement for convenience or material breach by the other party, in which case, among other things, certain licenses, regulatory approvals and other rights related to the manufacture, sale and development of Tysabri are required to be transferred to the party that is not terminating for convenience or is not in material breach of the agreement.

For additional information relating to Tysabri, refer to Note 3.

Johnson & Johnson AIP Agreements

On September 17, 2009, Janssen AI, a newly formed subsidiary of Johnson & Johnson, completed the acquisition of substantially all of our assets and rights related to the AIP. In addition, Johnson & Johnson, through its affiliate Janssen Pharmaceutical, invested $885.0 million in exchange for newly issued American Depositary Receipts (ADRs) of Elan, representing 18.4% of our outstanding Ordinary Shares at the time. Johnson & Johnson also committed to fund up to $500.0 million towards the further development and commercialization of the AIP. As of December 31, 2010, the remaining balance of the Johnson & Johnson $500.0 million funding commitment was $272.0 million (2009: $451.0 million), which reflects the $179.0 million utilized in 2010 (2009: $49.0 million). Any required additional expenditures in respect of Janssen AI’s obligations under the AIP collaboration in excess of the initial $500.0 million funding commitment will be funded by Elan and Johnson & Johnson in proportion to their respective shareholdings up to a maximum additional commitment of $400.0 million in total. Based on current spend levels, Elan anticipates that we may be called upon to provide funding to Janssen AI commencing in 2012. In the event that further funding is required beyond the $400.0 million, such funding will be on terms determined by the board of Janssen AI, with Johnson & Johnson and Elan having a right of first offer to provide additional funding. In the event that either an AIP product reaches market and Janssen AI is in a positive operating cash flow position, or the AIP is terminated, before the initial $500.0 million funding commitment has been spent, Johnson & Johnson is not required to contribute the full $500.0 million.

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

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Transition Therapeutics Collaboration Agreements

In September 2006, we entered into an exclusive, worldwide collaboration with Transition for the joint development and commercialization of a novel therapeutic agent for Alzheimer’s disease. The small molecule, ELND005, is a beta amyloid anti-aggregation agent that has been granted fast track designation by the FDA. In December 2007, the first patient was dosed in a Phase 2 clinical study. This 18-month, randomized, double-blind, placebo-controlled, dose-ranging study was designed to evaluate the safety and efficacy of ELND005 in approximately 340 patients with mild to moderate Alzheimer’s disease. In December 2009, we announced that patients would be withdrawn from the two highest dose groups due to safety concerns. In August 2010, Elan and Transition announced the top-line summary results of the Phase 2 clinical study. The study’s cognitive and functional co-primary endpoints did not achieve statistical significance. The 250mg twice daily dose demonstrated a biological effect on amyloid-beta protein in the cerebrospinal fluid (CSF), in a subgroup of patients who provided CSF samples. This dose achieved targeted drug levels in the CSF and showed some effects on clinical endpoints in an exploratory analysis.

In December 2010, we modified our Collaboration Agreement with Transition and, in connection with this modification, Transition elected to exercise its opt-out right under the original agreement. Under this amendment, we agreed to pay Transition $9.0 million, which is included in IPR&D charges. The $9.0 million payment was made in January 2011. Under the modified Collaboration Agreement, Transition will be eligible to receive a further $11.0 million payment upon the commencement of the next ELND005 clinical trial, and will no longer be eligible to receive a $25.0 million milestone that would have been due upon the commencement of a Phase 3 trial for ELND005 under the terms of the original agreement.

As a consequence of Transition’s decision to exercise its opt-out right, it will no longer fund the development or commercialization of ELND005 and has relinquished its 30% ownership of ELND005 to us. Consistent with the terms of the original agreement, following its opt-out decision, Transition will be entitled to receive milestone payments of up to $93.0 million (in addition to the $11.0 million described above), along with tiered royalty payments ranging in percentage from a high single digit to the mid teens (subject to offsets) based on net sales of ELND005 should the drug receive the necessary regulatory approvals for commercialization.

The term of the Collaboration Agreement runs until we are no longer developing or commercializing ELND005. We may terminate the Collaboration Agreement upon not less than 90 days notice to Transition and either party may terminate the Collaboration Agreement for material breach or because of insolvency of the other party. In addition, if we have not initiated a new ELND005 clinical trial by December 31, 2012, or otherwise paid Transition $11.0 million by January 31, 2013, the Collaboration Agreement will terminate.

We are continuing to explore pathways forward for the ELND005 asset.

33.	Supplemental Guarantor Information

As part of the offering and sale of the $200.0 million of 8.75% Notes issued August 2010, and the $625.0 million of 8.75% Notes issued October 2009, Elan Corporation, plc and certain of its subsidiaries have guaranteed these notes. Substantially equivalent guarantees have also been given to the holders of the Floating Rate Notes due in 2013 and to the 8.875% Notes, which were issued in November 2006.

Presented below is condensed consolidating information for Elan Finance plc, the issuer of the debt, Elan Corporation, plc, the parent guarantor of the debt, the guarantor subsidiaries of Elan Corporation, plc, and the non-guarantor subsidiaries of Elan Corporation, plc. All of the subsidiary guarantors are wholly owned subsidiaries of Elan Corporation, plc.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Statements of Operations
For the Year Ended December 31, 2010

	Elan			Non-
	Finance	Parent	Guarantor	Guarantor	Elimination
	plc	Company	Subsidiaries	Subsidiaries	Adjustments	Consolidated
	(In millions)

Revenue	$—	$—	$1,891.8	$—	$(722.1)	$1,169.7
Cost of sales	—	—	1,071.6	—	(488.3)	583.3

Gross margin	—	—	820.2	—	(233.8)	586.4
Operating expenses:
Selling, general and administrative expenses	—	62.8	239.8	5.2	(53.1)	254.7
Research and development expenses	—	—	429.8	9.1	(180.2)	258.7
Settlement reserve charge	—	—	206.3	—	—	206.3
Net gain on divestment of businesses	—	—	(1.0)	—	—	(1.0)
Other net charges	—	0.9	56.4	(0.5)	(0.5)	56.3

Total operating expenses	—	63.7	931.3	13.8	(233.8)	775.0

Operating loss	—	(63.7)	(111.1)	(13.8)	—	(188.6)

Share of net losses of subsidiaries	—	(261.0)	—	—	261.0	—
Net interest and investment (gains)/losses	(1.2)	—	141.0	(5.8)	—	134.0

Income/(loss) before provision for income taxes	1.2	(324.7)	(252.1)	(8.0)	261.0	(322.6)
Provision for income taxes	0.3	—	1.8	—	—	2.1

Net income/(loss)	$0.9	$(324.7)	$(253.9)	$(8.0)	$261.0	$(324.7)

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Statements of Operations
For the Year Ended December 31, 2009

	Elan			Non-
	Finance	Parent	Guarantor	Guarantor	Elimination
	plc	Company	Subsidiaries	Subsidiaries	Adjustments	Consolidated
	(In millions)

Revenue	$—	$0.8	$1,932.1	$0.5	$(820.4)	$1,113.0
Cost of sales	—	—	993.9	—	(433.2)	560.7

Gross margin	—	0.8	938.2	0.5	(387.2)	552.3
Operating expenses:
Selling, general and administrative expenses	—	57.0	286.4	—	(75.2)	268.2
Research and development expenses	—	—	595.7	0.2	(302.3)	293.6
Net gain on divestment of businesses	—	—	(108.7)	—	—	(108.7)
Other net charges	—	—	67.0	0.3	—	67.3

Total operating expenses	—	57.0	840.4	0.5	(377.5)	520.4

Operating income/(loss)	—	(56.2)	97.8	—	(9.7)	31.9

Share of net losses of subsidiaries	—	(120.1)	—	—	120.1	—
Net interest and investment (gains)/losses	(1.6)	(0.1)	183.7	(0.2)	(20.1)	161.7

Income/(loss) before provision for income taxes	1.6	(176.2)	(85.9)	0.2	130.5	(129.8)
Provision for income taxes	0.4	—	46.0	—	—	46.4

Net income/(loss)	$1.2	$(176.2)	$(131.9)	$0.2	$130.5	$(176.2)

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Statements of Operations
For the Year Ended December 31, 2008

	Elan			Non-
	Finance	Parent	Guarantor	Guarantor	Elimination
	plc	Company	Subsidiaries	Subsidiaries	Adjustments	Consolidated
	(In millions)

Revenue	$—	$—	$1,671.6	$2.1	$(673.5)	$1,000.2
Cost of sales	—	—	808.4	—	(315.0)	493.4

Gross margin	—	—	863.2	2.1	(358.5)	506.8
Operating expenses:
Selling, general and administrative expenses	—	61.3	285.2	—	(53.8)	292.7
Research and development expenses	—	—	639.8	1.1	(317.5)	323.4
Other net charges	—	0.3	33.0	1.0	(0.1)	34.2

Total operating expenses	—	61.6	958.0	2.1	(371.4)	650.3

Operating loss	—	(61.6)	(94.8)	—	12.9	(143.5)

Share of net losses of subsidiaries	—	(10.4)	—	—	10.4	—
Net interest and investment (gains)/losses	(3.9)	(1.0)	151.8	—	6.9	153.8

Income/(loss) before provision for/(benefit from) income taxes	3.9	(71.0)	(246.6)	—	16.4	(297.3)
Provision for/(benefit from) income taxes	1.0	—	(227.3)	—	—	(226.3)

Net income/(loss)	$2.9	$(71.0)	$(19.3)	$—	$16.4	$(71.0)

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Balance Sheets
For the Year Ended December 31, 2010

	Elan			Non-
	Finance	Parent	Guarantor	Guarantor	Elimination
	plc	Company	Subsidiaries	Subsidiaries	Adjustments	Consolidated
	(In millions)

ASSETS
Current Assets:
Cash and cash equivalents	$1.7	$0.3	$279.4	$141.1	$—	$422.5
Restricted cash — current	—	—	208.2	—	—	208.2
Accounts receivable, net	—	—	191.6	—	—	191.6
Investment securities — current	—	—	2.0	—	—	2.0
Inventory	—	—	56.6	—	(17.6)	39.0
Intercompany receivables	16.3	2,432.1	4,088.0	79.1	(6,615.5)	—
Deferred tax assets — current	0.2	—	41.6	—	—	41.8
Prepaid and other current assets	—	—	15.4	—	—	15.4

Total current assets	18.2	2,432.4	4,882.8	220.2	(6,633.1)	920.5
Property, plant and equipment, net	—	—	287.5	—	—	287.5
Goodwill and other intangible assets, net	—	—	123.9	—	252.6	376.5
Equity method investment	—	—	209.0	—	—	209.0
Investment securities — non-current	—	—	9.4	—	—	9.4
Investments in subsidiaries	—	—	12,306.7	1.8	(12,308.5)	—
Restricted cash — non-current	—	—	14.9	—	—	14.9
Intercompany receivables	1,247.0	8.1	7,118.3	186.1	(8,559.5)	—
Deferred tax assets — non-current	0.4	—	153.9	—	—	154.3
Other assets	21.3	—	24.1	—	—	45.4

Total assets	$1,286.9	$2,440.5	$25,130.5	$408.1	$(27,248.5)	$2,017.5

LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIT)
Current Liabilities:
Accounts payable	$—	$—	$39.2	$—	$—	$39.2
Accrued and other current liabilities	18.3	4.8	416.9	(0.4)	2.9	442.5
Intercompany payables	—	2,088.0	5,693.1	12.5	(7,793.6)	—

Total current liabilities	18.3	2,092.8	6,149.2	12.1	(7,790.7)	481.7
Long term debts	1,270.4	—	—	—	—	1,270.4
Intercompany payables	—	133.5	12,628.5	4.4	(12,766.4)	—
Other liabilities	—	19.9	55.8	—	(4.6)	71.1

Total liabilities	1,288.7	2,246.2	18,833.5	16.5	(20,561.7)	1,823.2
Shareholders’ equity/(deficit)	(1.8)	194.3	6,297.0	391.6	(6,686.8)	194.3

Total liabilities and shareholders’ equity/(deficit)	$1,286.9	$2,440.5	$25,130.5	$408.1	$(27,248.5)	$2,017.5

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Balance Sheets
For the Year Ended December 31, 2009

	Elan			Non-
	Finance	Parent	Guarantor	Guarantor	Elimination
	plc	Company	Subsidiaries	Subsidiaries	Adjustments	Consolidated
	(In millions)

ASSETS
Current Assets:
Cash and cash equivalents	$9.8	$3.5	$421.6	$401.6	$—	$836.5
Restricted cash — current	—	—	16.8	—	—	16.8
Accounts receivable, net	—	0.5	191.9	—	—	192.4
Investment securities — current	—	—	3.0	—	4.1	7.1
Inventory	—	—	72.4	—	(18.9)	53.5
Intercompany receivables	26.9	2,700.9	3,807.0	0.4	(6,535.2)	—
Deferred tax assets — current	0.1	—	23.8	—	—	23.9
Prepaid and other current assets	—	—	29.1	—	(0.1)	29.0

Total current assets	36.8	2,704.9	4,565.6	402.0	(6,550.1)	1,159.2
Property, plant and equipment, net	—	—	295.1	—	(2.3)	292.8
Goodwill and other intangible assets, net	—	—	246.3	—	171.1	417.4
Equity method investment	—	—	235.0	—	—	235.0
Investment securities — non-current	—	—	10.6	—	(1.9)	8.7
Investments in subsidiaries	—	—	12,306.2	—	(12,306.2)	—
Restricted cash — non-current	—	—	14.9	—	—	14.9
Intercompany receivables	1,487.9	—	6,889.7	—	(8,377.6)	—
Deferred tax assets — non-current	0.8	—	174.0	—	—	174.8
Other assets	23.5	—	10.4	1.1	—	35.0

Total assets	$1,549.0	$2,704.9	$24,747.8	$403.1	$(27,067.0)	$2,337.8

LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIT)
Current Liabilities:
Accounts payable	$—	$—	$52.4	$—	$—	$52.4
Accrued and other current liabilities	19.1	4.6	175.4	—	(1.0)	198.1
Intercompany payables	0.4	2,101.5	5,404.6	—	(7,506.5)	—

Total current liabilities	19.5	2,106.1	5,632.4	—	(7,507.5)	250.5
Long term debts	1,532.1	—	—	—	—	1,532.1
Intercompany payables	—	88.4	12,464.1	4.4	(12,556.9)	—
Other liabilities	—	16.2	52.7	—	(7.9)	61.0

Total liabilities	1,551.6	2,210.7	18,149.2	4.4	(20,072.3)	1,843.6
Shareholders’ equity/(deficit)	(2.6)	494.2	6,598.6	398.7	(6,994.7)	494.2

Total liabilities and shareholders’ equity/(deficit)	$1,549.0	$2,704.9	$24,747.8	$403.1	$(27,067.0)	$2,337.8

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Statements of Cash Flows
For the Year Ended December 31, 2010

	Elan			Non-
	Finance	Parent	Guarantor	Guarantor	Elimination
	plc	Company	Subsidiaries	Subsidiaries	Adjustments	Consolidated
	(In millions)

Cash flows from operating activities:
Net cash provided by/(used in) operating activities	$259.8	$(5.0)	$(176.2)	$(10.4)	$—	$68.2

Cash flows from investing activities:
Increase in restricted cash	—	—	(191.4)	—	—	(191.4)
Proceeds from disposal of property, plant and equipment	—	—	0.1	—	—	0.1
Purchase of property, plant and equipment	—	—	(40.9)	—	—	(40.9)
Purchase of intangible assets	—	—	(3.6)	—	—	(3.6)
Purchase of non-current investment securities	—	—	(0.9)	—	—	(0.9)
Sale of non-current investment securities	—	—	7.9	—	—	7.9
Sale of current investment securities	—	—	8.5	—	—	8.5
Proceeds from business disposals	—	—	4.3	—	—	4.3

Net cash used in investing activities	—	—	(216.0)	—	—	(216.0)

Cash flows from financing activities:
Proceeds from employee stock issuances	—	1.8	—	—	—	1.8
Repayment of loans and capital lease obligations	(455.0)	—	—	—	—	(455.0)
Net proceeds from debt issuances	187.1	—	—	—	—	187.1
Intercompany investments/capital contributions	—	—	(0.9)	0.9	—	—
Loans to group undertakings	—	—	251.0	(251.0)	—	—

Net cash provided by/(used in) financing activities	(267.9)	1.8	250.1	(250.1)	—	(266.1)

Effect of exchange rate changes on cash	—	—	(0.1)	—	—	(0.1)

Net increase/(decrease) in cash and cash equivalents	(8.1)	(3.2)	(142.2)	(260.5)	—	(414.0)
Cash and cash equivalents at beginning of year	9.8	3.5	421.6	401.6	—	836.5

Cash and cash equivalents at end of year	$1.7	$0.3	$279.4	$141.1	$—	$422.5

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Statements of Cash Flows
For the Year Ended December 31, 2009

	Elan			Non-
	Finance	Parent	Guarantor	Guarantor	Elimination
	plc	Company	Subsidiaries	Subsidiaries	Adjustments	Consolidated
	(In millions)

Cash flows from operating activities:
Net cash provided by/(used in) operating activities	$264.4	$(869.9)	$519.3	$(0.1)	$—	$(86.3)

Cash flows from investing activities:
Decrease in restricted cash	—	—	3.5	—	—	3.5
Proceeds from disposal of property, plant and equipment	—	—	7.3	—	—	7.3
Purchase of property, plant and equipment	—	—	(43.5)	—	—	(43.5)
Purchase of intangible assets	—	—	(52.4)	—	—	(52.4)
Purchase of non-current investment securities	—	—	(0.6)	—	—	(0.6)
Sale of current investment securities	—	—	28.9	—	—	28.9

Net cash used in investing activities	—	—	(56.8)	—	—	(56.8)

Cash flows from financing activities:
Issue of share capital	—	868.0	—	—	—	868.0
Proceeds from employee stock issuances	—	4.0	—	—	—	4.0
Repayment of loans and capital lease obligations	(867.8)	—	—	—	—	(867.8)
Net proceeds from debt issuances	603.0	—	—	—	—	603.0
Intercompany investments/capital contributions	—	—	(399.7)	399.7	—	—
Repayment of government grants	—	—	(5.4)	—	—	(5.4)
Excess tax benefit from share-based compensation	—	—	2.3	—	—	2.3

Net cash provided by/(used in) financing activities	(264.8)	872.0	(402.8)	399.7	—	604.1

Effect of exchange rate changes on cash	—	—	0.2	—	—	0.2

Net increase/(decrease) in cash and cash equivalents	(0.4)	2.1	59.9	399.6	—	461.2
Cash and cash equivalents at beginning of year	10.2	1.4	361.7	2.0	—	375.3

Cash and cash equivalents at end of year	$9.8	$3.5	$421.6	$401.6	$—	$836.5

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Statements of Cash Flows
For the Year Ended December 31, 2008

	Elan			Non-
	Finance	Parent	Guarantor	Guarantor	Elimination
	plc	Company	Subsidiaries	Subsidiaries	Adjustments	Consolidated
	(In millions)

Cash flows from operating activities:
Net cash provided by/(used in) operating activities	$3.8	$(50.6)	$(147.4)	$(0.1)	$—	$(194.3)

Cash flows from investing activities:
Decrease in restricted cash	—	—	(5.6)	—	—	(5.6)
Purchase of property, plant and equipment	—	—	(58.8)	—	—	(58.8)
Purchase of non-current investment securities	—	—	(0.1)	—	—	(0.1)
Sale of non-current investment securities	—	—	3.5	—	—	3.5
Sale of current investment securities	—	—	232.6	—	—	232.6
Purchase of intangible assets	—	—	(79.1)	—	—	(79.1)
Proceeds from product and business disposals	—	—	2.0	—	—	2.0

Net cash provided by investing activities	—	—	94.5	—	—	94.5

Cash flows from financing activities:
Proceeds from employee stock issuances	—	50.0	—	—	—	50.0
Repayment of loans and capital lease obligations	—	—	(0.9)	—	—	(0.9)
Excess tax benefit from share-based compensation	—	—	2.4	—	—	2.4

Net cash provided by financing activities	—	50.0	1.5	—	—	51.5

Effect of exchange rate changes on cash	—	—	0.1	—	—	0.1

Net increase/(decrease) in cash and cash equivalents	3.8	(0.6)	(51.3)	(0.1)	—	(48.2)
Cash and cash equivalents at beginning of year	6.4	2.0	413.0	2.1	—	423.5

Cash and cash equivalents at end of year	$10.2	$1.4	$361.7	$2.0	$—	$375.3

34.	Subsequent Events

In June 2008, a jury ruled in the U.S. District Court for the District of Delaware that Abraxis Biosciences, Inc. (Abraxis, since acquired by Celgene Corporation) had infringed a patent owned by us in relation to the application of our NanoCrystal technology to Abraxane . The judge awarded us $55 million, applying a royalty rate of 6% to sales of Abraxane from January 1, 2005 through June 13, 2008 (the date of the verdict). This award and damages associated with the continuing sales of the Abraxane product were subject to interest.

In February 2011, we entered into an agreement with Abraxis to settle this litigation. As part of the settlement agreement with Abraxis, we will receive $78.0 million in full and final settlement, which we will recognize on receipt. We will not receive future royalties in respect of Abraxane.

Item 19.	Exhibits.

Exhibit
Number	Description

1.1	Memorandum and Articles of Association of Elan Corporation, plc.
2(b)(1)	Indenture dated as of August 17, 2010, among Elan Finance public limited company, Elan Finance Corp., Elan Corporation, plc, the Subsidiary Note Guarantors party thereto and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 99.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc (SEC File No. 001-13896) filed with the Commission on December 13, 2010).
2(b)(2)	Indenture dated as of November 22, 2006, among Elan Finance public limited company, Elan Finance Corp., Elan Corporation, plc, the Subsidiary Note Guarantors party thereto and The Bank of New York, as Trustee (including Forms of Global Exchange Notes) (incorporated by reference to Exhibit 2(b)(2) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006).
2(b)(3)	Indenture dated as of October 2, 2009, among Elan Finance public limited company, Elan Finance Corp., Elan Corporation, plc, the Subsidiary Note Guarantors party thereto and The Bank of New York, as Trustee (including Forms of Global Exchange Notes) (incorporated by reference to Exhibit 99.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on October 27, 2009).
2(b)(4)	Registration Rights Agreement dated August 17, 2010 among Elan Finance public limited company, Elan Finance Corp., Elan Corporation, plc, certain Subsidiary Guarantors and Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc. and J & E Davy (incorporated by reference to Exhibit 99.2 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on December 13, 2010).
4(a)(1)	Antegren Development and Marketing Collaboration Agreement, dated as of August 15, 2000, by and between Biogen, Inc. and Elan Pharma International Limited (incorporated by reference to Exhibit 4(a)(1) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002 — confidential treatment has been granted for portions of this exhibit).
4(a)(2)	Asset Purchase Agreement, dated as of July 2, 2009, among Janssen Pharmaceutical, Juno Neurosciences, Elan Corporation, plc and the other Parties identified therein (incorporated by reference to Exhibit 4(a)(3) of Elan Corporation, plc’s Annual Report on Form 20-F for the year ended December 31, 2009).
4(a)(3)	Subscription and Transfer Agreement, dated as of July 2, 2009, among Elan Corporation, plc, Keavy Holdings plc and Janssen Pharmaceutical (incorporated by reference to Exhibit 4(a)(4) of Elan Corporation, plc’s Annual Report on Form 20-F for the year ended December 31, 2009).
4(a)(4)	Letter Agreement dated September 14, 2009 among Elan Corporation, plc, Athena Neurosciences, Inc., Crimagua Limited, Elan Pharmaceuticals, Inc., Elan Pharma International Limited, Keavy Finance plc, Janssen Pharmaceutical and Janssen Alzheimer Immunotherapy (incorporated by reference to Exhibit 4(a)(5) of Elan Corporation, plc’s Annual Report on Form 20-F for the year ended December 31, 2009).
4(a)(5)	Investment Agreement, dated as of September 17, 2009, between Elan Corporation, plc and Janssen Pharmaceutical (incorporated by reference to Exhibit 4(a)(6) of Elan Corporation, plc’s Annual Report on Form 20-F for the year ended December 31, 2009).
4(a)(6)	Shareholders’ Agreement, dated as of September 17, 2009 by and among Janssen Pharmaceutical, Janssen Alzheimer Immunotherapy (Holding) Limited, Latam Properties Holdings, JNJ Irish Investments ULC, Elan Corporation, plc, Crimagua Limited, Elan Pharma International Limited and Janssen Alzheimer Immunotherapy.
4(a)(7)	Royalty Agreement dated as of September 17, 2009 among Janssen Alzheimer Immunotherapy, Janssen Alzheimer Immunotherapy (Holding) Limited and Elan Pharma International Limited (incorporated by reference to Exhibit 4(a)(8) of Elan Corporation, plc’s Annual Report on Form 20-F for the year ended December 31, 2009).
4(a)(8)	Corporate Integrity Agreement between the Office of Inspector General of the Department of Health and Human Services and Elan Corporation, plc.

Exhibit
Number	Description

4(b)(1)	Lease dated as of June 1, 2007 between Chamberlin Associates 180 Oyster Point Blvd., LLC and Elan Pharmaceuticals, Inc. (incorporated by reference to Exhibit 4(b)(1) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007).
4(b)(2)	Lease dated as of December 17, 2007 between Chamberlin Associates 200 Oyster Point, L.P. and Elan Pharmaceuticals, Inc. (incorporated by reference to Exhibit 4(b)(2) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007).
4(c)(1)	Elan Corporation, plc 1999 Stock Option Plan (2001 Amendment) (incorporated by reference to Exhibit 4(c)(1) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).
4(c)(2)	Elan Corporation, plc 1998 Long-Term Incentive Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(2) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).
4(c)(3)	Elan Corporation, plc 1996 Long-Term Incentive Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(3) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).
4(c)(4)	Elan Corporation, plc 1996 Consultant Option Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(4) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).
4(c)(5)	Elan Corporation, plc Employee Equity Purchase Plan (U.S.), (2009 Restatement) (incorporated by reference to Exhibit 4(c)(5) of Elan Corporation, plc’s Annual Report on Form 20-F for the year ended December 31, 2009).
4(c)(6)	Elan Corporation, plc Employee Equity Purchase Plan Irish Sharesave Option Scheme (incorporated by reference to Exhibit 4(c)(6) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004).
4(c)(7)	Elan Corporation, plc Employee Equity Purchase Plan U.K. Sharesave Plan (incorporated by reference to Exhibit 4(c)(8) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005).
4(c)(8)	Elan Corporation, plc 2004 Restricted Stock Unit Plan (incorporated by reference to Exhibit 4(c)(8) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005).
4(c)(9)	Letter Agreement, dated as of June 8, 2009, among Elan Corporation, plc, Jack W. Schuler, Vaughn D. Bryson and Crabtree Partners L.C.C. (incorporated by reference to Exhibit 10.3 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on September 29, 2009).
4(c)(10)	Consulting Agreement, dated as of July 1, 2009, between Dr. Dennis J. Selkoe and Elan Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.4 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on September 29, 2009).
4(c)(11)	Employment Agreement, dated as of December 7, 2005, as amended by Amendment 2008-1 dated as of December 19, 2008, among Elan Pharmaceuticals, Inc., Elan Corporation, plc and G. Kelly Martin. (incorporated by reference to Exhibit 4(c)(11) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008).
4(c)(12)	July 18, 2007 Letter Agreement between Dr. Lars Ekman and Elan Pharmaceuticals, Inc. (incorporated by reference to Exhibit 4(c)(12) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007).
4(c)(13)	Elan Corporation, plc Cash Bonus Plan effective January 1, 2006, and revised as of January 1, 2009. (incorporated by reference to Exhibit 4(c)(13) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008).
4(c)(14)	Elan Corporation, plc Profit Sharing Scheme 2006 (incorporated by reference to Exhibit 4(c)(16) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005).

Exhibit
Number	Description

4(c)(15)	Elan Corporation, plc 2006 Long Term Incentive Plan (2009 Amendment and Restatement). (incorporated by reference to Exhibit 4(c)(15) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008).
4(c)(16)	Letter Agreement dated as of January 1, 2007 between Elan Corporation, plc and Shane Cooke (incorporated by reference to Exhibit 4(c)(17) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006).
4(c)(17)	Form of Deed of Indemnity between Elan Corporation, plc and directors and certain officers of Elan Corporation, plc (incorporated by reference to Exhibit 99.2 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on November 15, 2006).
4(c)(18)	Elan U.S. Severance Plan (incorporated by reference to Exhibit 4(c)(18) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007).
4(c)(19)	Form of Memo Agreement dated May 17, 2007 amending certain outstanding grant agreements for restricted stock units and stock option agreements held by senior officers who are members of the Operating Committee of Elan Corporation, plc. (incorporated by reference to Exhibit 4(c)(19) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007).
4(c)(20)	Form of Restricted Stock Unit Agreement under the Elan Corporation, plc 2006 Long Term Incentive Plan (2009 Amendment and Restatement) for certain senior officers who are members of the Operating Committee of Elan Corporation, plc. (incorporated by reference to Exhibit 4(c)(20) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008).
4(c)(21)	Form of Nonstatutory Stock Option Agreement under the Elan Corporation, plc 2006 Long Term Incentive Plan (2009 Amendment and Restatement) for certain senior officers who are members of the Operating Committee of Elan Corporation, plc. (incorporated by reference to Exhibit 4(c)(21) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008).
4(c)(22)	Form of Nonstatutory Stock Option Agreement under the Elan Corporation, plc 2006 Long Term Incentive Plan (2009 Amendment and Restatement) for new members of the Board of Directors of Elan Corporation, plc. (incorporated by reference to Exhibit 4(c)(22) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008).
4(c)(23)	Form of Nonstatutory Stock Option Agreement under the Elan Corporation, plc 2006 Long Term Incentive Plan (2009 Amendment and Restatement) for members of the Board of Directors of Elan Corporation, plc. (incorporated by reference to Exhibit 4(c)(23) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008).
4(c)(24)	Form of Restricted Stock Unit Agreement under the Elan Corporation, plc 2006 Long Term Incentive Plan (2009 Amendment and Restatement) for non-executive members of the Board of Directors of Elan Corporation, plc. (incorporated by reference to Exhibit 4(c)(24) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008).
4(c)(25)	Employment Agreement dated as of November 26, 2008 and Amendment No. 1 to Employment Agreement, dated as of June 15, 2009 by and among Elan Pharmaceuticals, Inc., Elan Corporation, plc and Dr. Carlos Paya (incorporated by reference to Exhibit 10.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on September 29, 2009).
4(c)(26)	Amendment to Employment Agreement entered into as of June 2, 2010 between Elan Pharmaceuticals, Inc. and G. Kelly Martin serving as an amendment to an employment agreement dated December 7, 2005, as amended effective December 19, 2008 among the parties and Elan Corporation, plc (incorporated by reference to Exhibit 99.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on August 10, 2010).
4(c)(27)	Memorandum of Understanding dated 17 September 2010 among Elan Corporation, plc, Jack Schuler and Vaughn Bryson.
4(c)(28)	Binding Fee Letter Dated 17 September 2010 among Elan Corporation, plc, Jack Schuler and Vaughn Bryson.
4(c)(29)	First Amendment to Elan U.S. Severance Plan effective as of November 29, 2010.

Exhibit
Number	Description

4(c)(30)	Chairman’s Letter of Appointment dated February 9, 2011 (incorporated by reference to Exhibit 99.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on February 10, 2011).
8.1	Subsidiaries of Elan Corporation, plc.
12.1	Certification of G. Kelly Martin pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Shane Cooke pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of G. Kelly Martin pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Shane Cooke pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Independent Registered Public Accounting Firm, KPMG.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Elan Corporation, plc

/s/  SHANE COOKE
Shane Cooke
Executive Vice President and Chief Financial Officer

Date: February 24, 2011

Schedule II
Valuation and Qualifying Accounts and Reserves
Years ended December 31, 2010, 2009 and 2008

	Balance at
	Beginning			Balance at
Description	of Year	Additions(1)	Deductions(2)	End of Year
	(In millions)

Allowance for doubtful accounts:
Year ended December 31, 2010	$0.4	$0.4	$(0.4)	$0.4
Year ended December 31, 2009	$0.9	$0.7	$(1.2)	$0.4
Year ended December 31, 2008	$—	$0.9	$—	$0.9
Sales returns and allowances, discounts, chargebacks and rebates:(3)
Year ended December 31, 2010	$26.5	$127.5	$(116.1)	$37.9
Year ended December 31, 2009	$19.2	$79.3	$(72.0)	$26.5
Year ended December 31, 2008	$18.9	$65.6	$(65.3)	$19.2

(1)	Additions to allowance for doubtful accounts are recorded as an expense.

(2)	Represents amounts written off or returned against the allowance or reserves, or returned against earnings. Deductions to sales discounts and allowances relate to sales returns and payments.

(3)	Additions to sales discounts and allowances are recorded as a reduction of revenue.

EXHIBIT INDEX

Exhibit
Number	Description

1.1	Memorandum and Articles of Association of Elan Corporation, plc.
2(b)(1)	Indenture dated as of August 17, 2010, among Elan Finance public limited company, Elan Finance Corp., Elan Corporation, plc, the Subsidiary Note Guarantors party thereto and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 99.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc (SEC File No. 001-13896) filed with the Commission on December 13, 2010).
2(b)(2)	Indenture dated as of November 22, 2006, among Elan Finance public limited company, Elan Finance Corp., Elan Corporation, plc, the Subsidiary Note Guarantors party thereto and The Bank of New York, as Trustee (including Forms of Global Exchange Notes) (incorporated by reference to Exhibit 2(b)(2) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006).
2(b)(3)	Indenture dated as of October 2, 2009, among Elan Finance public limited company, Elan Finance Corp., Elan Corporation, plc, the Subsidiary Note Guarantors party thereto and The Bank of New York, as Trustee (including Forms of Global Exchange Notes) (incorporated by reference to Exhibit 99.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on October 27, 2009).
2(b)(4)	Registration Rights Agreement dated August 17, 2010 among Elan Finance public limited company, Elan Finance Corp., Elan Corporation, plc, certain Subsidiary Guarantors and Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc. and J & E Davy (incorporated by reference to Exhibit 99.2 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on December 13, 2010).
4(a)(1)	Antegren Development and Marketing Collaboration Agreement, dated as of August 15, 2000, by and between Biogen, Inc. and Elan Pharma International Limited (incorporated by reference to Exhibit 4(a)(1) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002 — confidential treatment has been granted for portions of this exhibit).
4(a)(2)	Asset Purchase Agreement, dated as of July 2, 2009, among Janssen Pharmaceutical, Juno Neurosciences, Elan Corporation, plc and the other Parties identified therein (incorporated by reference to Exhibit 4(a)(3) of Elan Corporation, plc’s Annual Report on Form 20-F for the year ended December 31, 2009).
4(a)(3)	Subscription and Transfer Agreement, dated as of July 2, 2009, among Elan Corporation, plc, Keavy Holdings plc and Janssen Pharmaceutical (incorporated by reference to Exhibit 4(a)(4) of Elan Corporation, plc’s Annual Report on Form 20-F for the year ended December 31, 2009).
4(a)(4)	Letter Agreement dated September 14, 2009 among Elan Corporation, plc, Athena Neurosciences, Inc., Crimagua Limited, Elan Pharmaceuticals, Inc., Elan Pharma International Limited, Keavy Finance plc, Janssen Pharmaceutical and Janssen Alzheimer Immunotherapy (incorporated by reference to Exhibit 4(a)(5) of Elan Corporation, plc’s Annual Report on Form 20-F for the year ended December 31, 2009).
4(a)(5)	Investment Agreement, dated as of September 17, 2009, between Elan Corporation, plc and Janssen Pharmaceutical (incorporated by reference to Exhibit 4(a)(6) of Elan Corporation, plc’s Annual Report on Form 20-F for the year ended December 31, 2009).
4(a)(6)	Shareholders’ Agreement, dated as of September 17, 2009 by and among Janssen Pharmaceutical, Janssen Alzheimer Immunotherapy (Holding) Limited, Latam Properties Holdings, JNJ Irish Investments ULC, Elan Corporation, plc, Crimagua Limited, Elan Pharma International Limited and Janssen Alzheimer Immunotherapy.
4(a)(7)	Royalty Agreement dated as of September 17, 2009 among Janssen Alzheimer Immunotherapy, Janssen Alzheimer Immunotherapy (Holding) Limited and Elan Pharma International Limited (incorporated by reference to Exhibit 4(a)(8) of Elan Corporation, plc’s Annual Report on Form 20-F for the year ended December 31, 2009).
4(a)(8)	Corporate Integrity Agreement between the Office of Inspector General of the Department of Health and Human Services and Elan Corporation, plc.

Exhibit
Number	Description

4(b)(1)	Lease dated as of June 1, 2007 between Chamberlin Associates 180 Oyster Point Blvd., LLC and Elan Pharmaceuticals, Inc. (incorporated by reference to Exhibit 4(b)(1) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007).
4(b)(2)	Lease dated as of December 17, 2007 between Chamberlin Associates 200 Oyster Point, L.P. and Elan Pharmaceuticals, Inc. (incorporated by reference to Exhibit 4(b)(2) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007).
4(c)(1)	Elan Corporation, plc 1999 Stock Option Plan (2001 Amendment) (incorporated by reference to Exhibit 4(c)(1) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).
4(c)(2)	Elan Corporation, plc 1998 Long-Term Incentive Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(2) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).
4(c)(3)	Elan Corporation, plc 1996 Long-Term Incentive Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(3) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).
4(c)(4)	Elan Corporation, plc 1996 Consultant Option Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(4) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).
4(c)(5)	Elan Corporation, plc Employee Equity Purchase Plan (U.S.), (2009 Restatement) (incorporated by reference to Exhibit 4(c)(5) of Elan Corporation, plc’s Annual Report on Form 20-F for the year ended December 31, 2009).
4(c)(6)	Elan Corporation, plc Employee Equity Purchase Plan Irish Sharesave Option Scheme (incorporated by reference to Exhibit 4(c)(6) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004).
4(c)(7)	Elan Corporation, plc Employee Equity Purchase Plan U.K. Sharesave Plan (incorporated by reference to Exhibit 4(c)(8) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005).
4(c)(8)	Elan Corporation, plc 2004 Restricted Stock Unit Plan (incorporated by reference to Exhibit 4(c)(8) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005).
4(c)(9)	Letter Agreement, dated as of June 8, 2009, among Elan Corporation, plc, Jack W. Schuler, Vaughn D. Bryson and Crabtree Partners L.C.C. (incorporated by reference to Exhibit 10.3 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on September 29, 2009).
4(c)(10)	Consulting Agreement, dated as of July 1, 2009, between Dr. Dennis J. Selkoe and Elan Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.4 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on September 29, 2009).
4(c)(11)	Employment Agreement, dated as of December 7, 2005, as amended by Amendment 2008-1 dated as of December 19, 2008, among Elan Pharmaceuticals, Inc., Elan Corporation, plc and G. Kelly Martin. (incorporated by reference to Exhibit 4(c)(11) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008).
4(c)(12)	July 18, 2007 Letter Agreement between Dr. Lars Ekman and Elan Pharmaceuticals, Inc. (incorporated by reference to Exhibit 4(c)(12) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007).
4(c)(13)	Elan Corporation, plc Cash Bonus Plan effective January 1, 2006, and revised as of January 1, 2009. (incorporated by reference to Exhibit 4(c)(13) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008).
4(c)(14)	Elan Corporation, plc Profit Sharing Scheme 2006 (incorporated by reference to Exhibit 4(c)(16) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005).

Exhibit
Number	Description

4(c)(15)	Elan Corporation, plc 2006 Long Term Incentive Plan (2009 Amendment and Restatement). (incorporated by reference to Exhibit 4(c)(15) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008).
4(c)(16)	Letter Agreement dated as of January 1, 2007 between Elan Corporation, plc and Shane Cooke (incorporated by reference to Exhibit 4(c)(17) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006).
4(c)(17)	Form of Deed of Indemnity between Elan Corporation, plc and directors and certain officers of Elan Corporation, plc (incorporated by reference to Exhibit 99.2 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on November 15, 2006).
4(c)(18)	Elan U.S. Severance Plan (incorporated by reference to Exhibit 4(c)(18) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007).
4(c)(19)	Form of Memo Agreement dated May 17, 2007 amending certain outstanding grant agreements for restricted stock units and stock option agreements held by senior officers who are members of the Operating Committee of Elan Corporation, plc. (incorporated by reference to Exhibit 4(c)(19) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007).
4(c)(20)	Form of Restricted Stock Unit Agreement under the Elan Corporation, plc 2006 Long Term Incentive Plan (2009 Amendment and Restatement) for certain senior officers who are members of the Operating Committee of Elan Corporation, plc. (incorporated by reference to Exhibit 4(c)(20) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008).
4(c)(21)	Form of Nonstatutory Stock Option Agreement under the Elan Corporation, plc 2006 Long Term Incentive Plan (2009 Amendment and Restatement) for certain senior officers who are members of the Operating Committee of Elan Corporation, plc. (incorporated by reference to Exhibit 4(c)(21) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008).
4(c)(22)	Form of Nonstatutory Stock Option Agreement under the Elan Corporation, plc 2006 Long Term Incentive Plan (2009 Amendment and Restatement) for new members of the Board of Directors of Elan Corporation, plc. (incorporated by reference to Exhibit 4(c)(22) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008).
4(c)(23)	Form of Nonstatutory Stock Option Agreement under the Elan Corporation, plc 2006 Long Term Incentive Plan (2009 Amendment and Restatement) for members of the Board of Directors of Elan Corporation, plc. (incorporated by reference to Exhibit 4(c)(23) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008).
4(c)(24)	Form of Restricted Stock Unit Agreement under the Elan Corporation, plc 2006 Long Term Incentive Plan (2009 Amendment and Restatement) for non-executive members of the Board of Directors of Elan Corporation, plc. (incorporated by reference to Exhibit 4(c)(24) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008).
4(c)(25)	Employment Agreement dated as of November 26, 2008 and Amendment No. 1 to Employment Agreement, dated as of June 15, 2009 by and among Elan Pharmaceuticals, Inc., Elan Corporation, plc and Dr. Carlos Paya (incorporated by reference to Exhibit 10.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on September 29, 2009).
4(c)(26)	Amendment to Employment Agreement entered into as of June 2, 2010 between Elan Pharmaceuticals, Inc. and G. Kelly Martin serving as an amendment to an employment agreement dated December 7, 2005, as amended effective December 19, 2008 among the parties and Elan Corporation, plc (incorporated by reference to Exhibit 99.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on August 10, 2010).
4(c)(27)	Memorandum of Understanding dated 17 September 2010 among Elan Corporation, plc, Jack Schuler and Vaughn Bryson.
4(c)(28)	Binding Fee Letter Dated 17 September 2010 among Elan Corporation, plc, Jack Schuler and Vaughn Bryson.
4(c)(29)	First Amendment to Elan U.S. Severance Plan effective as of November 29, 2010.

Exhibit
Number	Description

4(c)(30)	Chairman’s Letter of Appointment dated February 9, 2011 (incorporated by reference to Exhibit 99.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on February 10, 2011).
8.1	Subsidiaries of Elan Corporation, plc.
12.1	Certification of G. Kelly Martin pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Shane Cooke pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of G. Kelly Martin pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Shane Cooke pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Independent Registered Public Accounting Firm, KPMG.