Form 20-F
period 2011-12-31
ELAN CORP PLC
filed 2012-02-23
CIK 737572

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2011

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 589,346,275 Ordinary Shares.

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

This Form 20-F contains forward-looking statements about our financial condition, results of operations and estimates, business prospects and products and potential products that involve substantial risks and uncertainties. These statements can be identified by the fact that they use words such as “anticipate,” “estimate,” “project,” “target,” “intend,” “plan,” “will,” “believe,” “expect” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: (1) any negative developments relating to Tysabri® (natalizumab), such as safety or efficacy issues (including increased incidence of deaths and cases of progressive multifocal leukoencephalopathy (PML)), the introduction or greater acceptance of competing products, including biosimilars, or adverse regulatory or legislative developments may reduce our revenues and adversely affect our results of operations; (2) the potential for the successful discovery, development and commercialization of additional products; (3) our ability to maintain financial flexibility and sufficient cash, cash equivalents, and investments and other assets capable of being monetized to meet our liquidity requirements; (4) whether restrictive covenants in our debt obligations will adversely affect us; (5) our dependence on Johnson & Johnson and Pfizer Inc. (Pfizer) for the development and potential commercialization, and the funding required from us for such development and potential commercialization, of bapineuzumab and any other potential products in the Alzheimer’s Immunotherapy Program (AIP); (6) the success of research and development (R&D) activities in which we retain an interest, including, in particular, whether the Phase 3 clinical trials for bapineuzumab (AAB-001) are successful or whether other potential AIP products are successfully developed, and the speed with which regulatory authorizations and product launches may be achieved; (7) while we own approximately 25% of the outstanding shares of Alkermes plc, the transfer or disposition of the shares is restricted by securities law and contract and we do not know when or whether we will be able to dispose of these shares or what value we will receive for the shares if we are able to dispose of them; (8) competitive developments, including the introduction of new oral therapies competitive with Tysabri and potentially biosimilar competition if we lost patent protection for Tysabri; (9) our ability to protect our patents and other intellectual property and defend against intellectual property lawsuits asserted against us or our collaborator Biogen Idec, Inc. (Biogen Idec); (10) difficulties or delays in manufacturing Tysabri (we are dependent on Biogen Idec for the manufacture of Tysabri); (11) pricing pressures and uncertainties regarding healthcare reimbursement and reform and from countries seeking to reduce their public expenditures on healthcare, in particular as the result of the sovereign debt crisis in Europe; (12) the effects of our settlement with the U.S. government relating to marketing practices with respect to our former Zonegran® (zonisamide) product, which required us to pay $203.5 million in fines and to take other actions that could have a material adverse effect on Elan; (13) failure to comply with anti-kickback, bribery and false claims laws in the United States and elsewhere; (14) extensive government regulation; (15) risks from potential environmental liabilities; (16) failure to comply with our reporting and payment obligations under Medicaid or other government programs; (17) exposure to product liability risks, in particular with respect to Tysabri; (18) an adverse effect that could result from the putative class action lawsuits alleging we disseminated false and misleading statements related to bapineuzumab and the outcome of our other pending or future litigation; (19) our business is exposed to the volatility of currency exchange rates and the risks of a partial or total collapse of the euro; and (20) some of our agreements that may discourage or prevent others from acquiring us and Johnson & Johnson is our largest shareholder with an 18.2% interest in our outstanding Ordinary Shares and is largely in control of our remaining interest in the AIP, which may discourage others from seeking to work with or acquire us. We assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law.

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

Years Ended December 31,	2011		2010		2009		2008		2007
Statement of Operations Data:
Total revenue	$1,246.0		$1,169.7		$1,113.0		$1,000.2		$759.4
Operating income/(loss)	$840.2	(1)	$(188.6	)(2)	$31.9	(3)	$(143.5	)(4)	$(265.3	)(5)
Net income/(loss)	$560.5	(6)	$(324.7	)(7)	$(176.2	)(8)	$(71.0	)(9)	$(405.0	)(10)
Basic income/(loss) per Ordinary Share(11)	$0.95		$(0.56)		$(0.35)		$(0.15)		$(0.86)
Diluted income/(loss) per Ordinary Share(11)	$0.94		$(0.56)		$(0.35)		$(0.15)		$(0.86)
Basic weighted-average number of shares outstanding	587.6		584.9		506.8		473.5		468.3
Diluted weighted-average number of shares outstanding	593.5		584.9		506.8		473.5		468.3
Other Financial Data:
Adjusted EBITDA(12)	$213.0		$166.5		$96.3		$4.3		$(30.4)
Pro forma Adjusted EBITDA(13)	$146.7		$62.7		$(20.9)		$(125.5)		$(157.1)

At December 31,	2011		2010		2009		2008		2007
Balance Sheet Data:
Cash and cash equivalents	$271.7		$422.5		$836.5		$375.3		$423.5
Restricted cash — current and non-current	$16.3		$223.1		$31.7		$35.2		$29.6
Investment securities — current	$0.3		$2.0		$7.1		$30.5		$277.6
Total assets	$1,753.8		$2,017.5		$2,337.8		$1,867.6		$1,780.8
Debt	$615.0	(14)	$1,270.4	(15)	$1,532.1	(16)	$1,765.0		$1,765.0
Total shareholders’ equity/(deficit)	$801.8		$194.3		$494.2		$(232.2)		$(234.7)

(1)

After a net gain on divestment of business of $652.9 million; and after other net gains of $42.2 million, primarily relating to legal settlement gains of $84.5 million, offset by severance, restructuring and other costs of $20.4 million, and facilities and other asset impairment charges of $21.9 million.

(2)

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

(3)

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

(4)

After other net charges of $34.2 million, primarily relating to severance, restructuring and other costs of $21.2 million, the write-off of deferred transaction costs of $7.5 million, a legal settlement of $4.7 million and facilities and other asset impairment charges of $0.8 million.

(5)	After other net charges of $84.6 million, primarily relating to a $52.2 million impairment of the Maxipime and Azactam intangible assets and net severance and restructuring costs of $32.4 million.

(6)

After a net gain on divestment of business of $652.9 million; after other net gains of $42.2 million, primarily relating to legal settlement gains of $84.5 million, offset by severance, restructuring and other costs of $20.4 million, facilities and other asset impairment charges of $21.9 million; after a net loss on equity method investments of $81.8 million; after a net charge on debt retirement of $47.0 million; and after a tax charge of $40.0 million relating to the write-down of U.S. state deferred tax assets.

(7)

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

(8)

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

(9)

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

(10)

After other net charges of $84.6 million, primarily relating to a $52.2 million impairment of the Maxipime and Azactam intangible assets and net severance and restructuring costs of $32.4 million; and after an $18.8 million net charge on debt retirement.

(11)

Basic and diluted net income/(loss) per ordinary share is based on the weighted-average number of outstanding Ordinary Shares and the effect of potential dilutive securities including stock options, Restricted Stock Units, warrants and convertible debt securities, unless anti-dilutive.

(12)	Refer to pages 50 and 51 for a reconciliation of net income/(loss) to Adjusted EBITDA and page 49 for our reasons for presenting this non-GAAP measure.

(13)	Refer to pages 50 and 51 for a reconciliation of net income/(loss) to pro forma Adjusted EBITDA and to pages 38 and 49 for our reasons for presenting this pro forma non-GAAP financial information.

(14)	Net of unamortized original issue discount of $9.5 million.

(15)	Net of unamortized original issue discount of $14.6 million.

(16)	Net of unamortized original issue discount of $7.9 million.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Sales of our only marketed product Tysabri represented approximately 85% of our total revenues and approximately 100% of our pro forma revenues (see page 38 for a reconciliation Elan’s total GAAP revenues to pro forma Elan revenues) during 2011. The Elan Drug Technologies (EDT) business, which we sold to Alkermes, Inc. on September 16, 2011, accounted for approximately 14% of our total revenues in 2011. Although we continue to seek to discover and develop additional products for commercial introduction, we may be substantially dependent on sales from Tysabri for many years. Any negative developments relating to Tysabri, such as safety, efficacy or reimbursement issues, the introduction or greater acceptance of competing products, including biosimilars, or adverse regulatory or legislative developments may reduce our revenues and adversely affect our results of operations. New competing products for use in multiple sclerosis (MS) are beginning to (or will soon) enter the market, including BG-12 which our collaborator, Biogen Idec has in late stage development, and if they have a similar or more attractive profile in terms of efficacy, convenience or safety, future sales of Tysabri could be limited, which would reduce our revenues.

Tysabri’s sales growth cannot be assured given the significant restrictions on its use and the significant safety warnings in the label, including the risk of developing PML, a serious brain infection. The risk of developing PML increases with prior immunosuppressant (IS) use, which may cause patients who have previously received immunosuppressants or their physicians to refrain from using or prescribing Tysabri. The risk of developing PML also increases with longer treatment duration, with limited experience beyond four years. This may cause prescribing physicians or patients to suspend treatment with Tysabri. In addition, the risk of developing PML is heightened when a patient has anti-JC virus (JCV) antibodies. In January 2012, the U.S. Food and Drug Administration (FDA) approved a product label change for Tysabri that identifies anti-JCV antibody status as a risk factor for PML. This risk had already been incorporated into the European label for Tysabri in June 2011. Physicians have discontinued treatment and are likely to continue to discontinue treatment with Tysabri in patients who test positive for JCV antibodies. Increased incidences of PML could limit sales growth, prompt regulatory review, require significant changes to the label or result in market withdrawal. Additional regulatory restrictions on the use of Tysabri or safety-related label changes, including enhanced risk management programs, whether as a result of additional cases of PML or otherwise, may significantly reduce expected revenues and require significant expense and management time to address the associated legal and regulatory issues. In addition, ongoing or future clinical trials involving Tysabri, efforts at stratifying patients into groups with lower or higher risk for developing PML and the commercial availability of the JCV antibody assay may have an adverse impact on prescribing behavior and reduce sales of Tysabri. Further, the utility of the JCV antibody assay may be diminished as a result of the assay’s false negative rate and because a patient who tests negative for JCV antibodies may be infected by the JCV after testing.

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

As of December 31, 2011, we had $624.5 million of debt falling due in October 2016 (2010: $1,285.0 million, comprised of $460.0 million that was due in December 2013 and $825.0 million due in October 2016). At such date, we had total cash and cash equivalents, restricted cash and cash equivalents and investments of $298.1 million (2010: $453.3 million). Our substantial indebtedness could have important adverse consequences to us. For example, it does or could:

•	Increase our vulnerability to general adverse economic and industry conditions;

•

Require us to dedicate a substantial portion of our cash flow from operations to payments on indebtedness, thereby reducing the availability of our cash flow to fund R&D (including our funding commitments to Janssen Alzheimer Immunotherapy (Janssen AI) for the AIP), working capital, capital expenditures, acquisitions, investments and other general corporate purposes;

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

The agreements governing our outstanding indebtedness contain various restrictive covenants that limit our financial and operating flexibility. The covenants do not require us to maintain or adhere to any specific financial ratio, but do restrict within limits our ability to, among other things:

•	Incur additional debt;

•	Create liens;

•	Enter into transactions with related parties;

•	Enter into some types of investment transactions;

•	Engage in some asset sales or sale and leaseback transactions;

•	Pay dividends or buy back our shares; and

•	Consolidate, merge with, or sell substantially all our assets to another entity.

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

On September 17, 2009, Janssen AI, a newly formed subsidiary of Johnson & Johnson, completed the acquisition of substantially all of our assets and rights related to the AIP. In addition, Johnson & Johnson, through its affiliate Janssen Pharmaceutical, invested $885.0 million in exchange for newly issued American Depositary Receipts (ADRs) of Elan, representing 18.4% of our outstanding Ordinary Shares at the time. Johnson & Johnson also committed to fund up to $500.0 million towards the further development and commercialization of AIP to the extent the funding is required by the collaboration. In the event that either an AIP product reaches market and Janssen AI is in a positive operating cash flow position, or the AIP is terminated before the initial $500.0 million funding commitment has been spent, Johnson & Johnson is not required to contribute the full $500.0 million. As of December 31, 2011, the remaining unspent amount of the Johnson & Johnson $500.0 million funding commitment was $57.6 million (2010: $272.0 million), which reflects the $214.4 million utilized in 2011 (2010: $179.0 million). Any required additional expenditures in respect of Janssen AI’s obligations under the AIP collaboration in excess of the initial $500.0 million funding commitment is required to be funded by Elan and Johnson & Johnson in proportion to their respective shareholdings up to a maximum additional commitment of $400.0 million in total. Based on current spend levels, we anticipate that we will be called upon to provide funding to Janssen AI commencing in the second quarter of 2012. In the event that further funding is required beyond the $400.0 million, such funding will be on terms determined by the board of Janssen AI, with Johnson & Johnson and Elan having a right of first offer to provide additional funding. If we fail to provide our share of the $400.0 million commitment or any additional funding that is required for the development of the AIP, and if Johnson & Johnson elects to fund such an amount, our interest in Janssen AI could, at the option of Johnson & Johnson, be commensurately reduced. We refer to these transactions as the “Johnson & Johnson Transaction” in this Form 20-F.

The Johnson & Johnson Transaction resulted in the assignment of our AIP collaboration agreement with Wyeth (which has been acquired by Pfizer) and associated business, which primarily constituted intellectual property, to Janssen AI. While we have a 49.9% equity interest in Janssen AI, Johnson & Johnson exercises effective control over Janssen AI and consequently over our share of the AIP collaboration. As a result of the Johnson & Johnson Transaction, our financial interest in the AIP collaboration has been reduced from approximately 50% to approximately 25%. The success of the AIP collaboration will be dependent, in part, on the efforts of Johnson & Johnson. The interests of Johnson & Johnson may not be aligned with our interests. The failure of Johnson & Johnson to pursue the development and commercialization of AIP products in the same manner we would have pursued such development and commercialization could materially and adversely affect us.

Future returns from the Johnson & Johnson Transaction are dependent, in part, on the successful development and commercialization of bapineuzumab and other potential AIP products.

Under the terms of the Johnson & Johnson Transaction, in general, we are entitled to a 49.9% share of all net profits generated by Janssen AI beginning from the date Janssen AI becomes net profitable, and certain royalty payments from Janssen AI in respect of sales of bapineuzumab and other potential AIP products. Royalties will generally only arise after Johnson & Johnson has earned profits from the AIP equal to Johnson & Johnson’s (up to) $500.0 million initial investment. Any such payments are dependent on the future commercial success of bapineuzumab and other potential AIP products. If no drug is successfully developed and commercialized, we may not receive any profit or royalty payments from Janssen AI.

Almost all of our investments are shares of Alkermes plc which we are restricted in transferring or disposing.

We own approximately 25% of the outstanding shares of Alkermes plc, which acquired our EDT business on September 16, 2011. The transfer or disposition of these shares is restricted by securities law and by contract. We do not know when or whether we will be able to dispose of these Alkermes plc shares, or, if we can dispose of these shares, what value we will receive for these Alkermes plc shares. If the value of Alkermes plc shares should fall substantially before we can dispose of our holdings of Alkermes plc shares, then the market value of our investment in Alkermes plc shares will be commensurately reduced.

Our industry is highly competitive.

Our principal pharmaceutical competitors consist of major international companies, many of which are larger and have greater financial resources, technical staff, manufacturing, R&D and marketing capabilities than us. We also compete with smaller research companies and generic and biosimilar drug manufacturers. In addition, our collaborator on Tysabri, Biogen Idec, markets a competing MS therapy, Avonex® and has another potentially competitive MS therapy (BG-12) in late stage development.

A drug may be subject to competition from alternative therapies during the period of patent protection or regulatory exclusivity and, thereafter, it may be subject to further competition from generic or biosimilar products. The price of pharmaceutical products typically declines as competition increases. Tysabri sales may be very sensitive to additional new competing products (in particular, from oral therapies approved or filed for U.S. and European approvals or under development). If these products have a similar or more attractive overall profile in terms of efficacy, convenience and/or safety, future sales of Tysabri could be adversely impacted.

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

Our competitive position depends, in part, upon our continuing ability to discover, acquire and develop innovative, cost-effective new products, as well as new indications and product improvements, and to protect all of this with patents and other intellectual property rights. We also compete on the basis of price and product differentiation. If we fail to maintain our competitive position, then our revenues and results of operations may be materially and adversely affected.

If we are unable to obtain or enforce patent rights, trade secrets or other intellectual property, then our revenues and potential revenues may be materially reduced.

Because of the significant time and expense involved in developing new products in our industry and obtaining regulatory approvals, it is very important to obtain patent and other intellectual property protection for new technologies, products and processes. Our success depends in large part on our continued ability to obtain patents for products and technologies, maintain patent protection for both acquired and developed products, preserve our trade secrets, obtain and preserve other intellectual property such as trademarks and copyrights, and operate without infringing the valid and enforceable proprietary rights of third parties.

The degree of patent protection that will be afforded to technologies, products and processes, including ours, in the United States and in other markets is dependent upon the scope of protection provided by patent offices, courts and legislatures in these countries. There is no certainty that our existing patents or, if obtained, future patents, will provide us with substantial protection or commercial benefit. In addition, there is no assurance that our patent applications or patent applications licensed from third parties will ultimately be granted or that those patents that have been issued or are issued in the future will prevail in any court challenge. Our competitors may also develop products, including generic or biosimilar products, similar to ours using methods and technologies that are beyond the scope of our patent protection, which could adversely affect the sales of our products.

Although we believe that we make reasonable efforts to protect our intellectual property rights and to ensure that our proprietary technology does not infringe the valid and enforceable rights of other parties, we cannot ascertain the existence of all potentially conflicting claims. Therefore, there is a risk that third parties may make claims of infringement against our product or technologies. In addition, third parties may be able to obtain patents that prevent the sale or use of our products or require us to obtain a license and pay significant fees or royalties in order to continue selling our products.

There has been, and we expect there will continue to be, significant litigation in the industry regarding patents and other intellectual property rights. Litigation and other proceedings concerning patents and other intellectual property rights in which we are involved have been and will continue to be protracted and expensive and could be distracting to our management and business operations. Our competitors have sued and may sue us or our collaborators as a means of delaying the introduction of products, or to extract royalties against a marketed product. Any litigation, interference proceedings, re-examinations or oppositions against us or our licensors, may be costly and time consuming and could adversely affect us. In addition, litigation has been and may be instituted to determine the validity, scope or non-infringement of patent rights claimed by third parties to be pertinent to the manufacturing, use or sale of our or their products. The outcome of any such litigation could adversely affect the validity and scope of our patents or other intellectual property rights, hinder, delay or prevent the marketing and sale of our products and cost us substantial sums of money.

If there are significant delays in the manufacture or supply of Tysabri or in the supply of raw materials for Tysabri, then sales of Tysabri could be materially and adversely affected.

Biogen Idec manufactures Tysabri. Our dependence upon Biogen Idec for the manufacture of Tysabri may result in unforeseen delays or other problems beyond our control. For example, if Biogen Idec is not in compliance with current good manufacturing practices (cGMP) or other applicable regulatory requirements, then the supply of Tysabri could be materially and adversely affected. If Biogen Idec experiences delays or difficulties in producing Tysabri, then sales of Tysabri could be materially and adversely affected. Biogen Idec requires supplies of raw materials for the manufacture of Tysabri. Biogen Idec does not have dual sourcing of all required raw materials. The inability to obtain sufficient quantities of required raw materials could materially and adversely affect the supply of Tysabri.

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

We encounter similar regulatory and legislative issues in most other countries. In the European Union and some other international markets, the government provides healthcare at low direct cost to consumers and regulates pharmaceutical prices or patient reimbursement levels to control costs for the government-sponsored healthcare system. Many countries are seeking to reduce their public expenditures on healthcare. These efforts may result in patient access restrictions, increased pressure on drug pricing, including denial of price increases, prospective and retrospective price decreases and increased mandatory discounts or rebates. For instance, a revenue reserve of $14.1 million was recorded in 2011 on Tysabri in-market sales in Italy, arising from a disagreement between Biogen Idec and the Italian Medicines Agency on a contract interpretation of a limit established by the agency in 2007. The revenue reserve is discussed further on page 40. The sovereign debt crisis in Europe and elsewhere may accelerate efforts by governments to cut public expenditures on healthcare. These efforts may negatively impact Tysabri.

We settled with the U.S. government with respect to its investigation of the marketing practices concerning our former Zonegran product which required us to pay $203.5 million in criminal and civil fines and penalties and take other actions that could have a material adverse effect on us.

In December 2010, we resolved all aspects of the U.S. Department of Justice’s investigation of sales and marketing practices for Zonegran, an antiepileptic prescription medicine that we divested in 2004. In the first quarter of 2011, we paid $203.5 million pursuant to the terms of a global settlement of all U.S. federal and related state Medicaid claims. In addition, we pleaded guilty to a misdemeanor violation of the U.S. Federal Food Drug & Cosmetic Act (FD&C Act) and entered into a Corporate Integrity Agreement with the Office of Inspector General of the Department of Health and Human Services to promote our compliance with the requirements of U.S. federal healthcare programs and the FDA. If we materially fail to comply with the requirements of U.S. federal healthcare programs or the FDA, or otherwise materially breach the terms of the Corporate Integrity Agreement, such as by a material breach of the compliance program or reporting obligations of the Corporate Integrity Agreement, severe sanctions could be imposed upon us. This resolution of the Zonegran investigation could give rise to other investigations or litigation by state government entities or private parties.

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

The Foreign Corrupt Practices Act (FCPA) and the United Kingdom Bribery Act (U.K. Bribery Act) prohibits companies and their representatives from offering, promising, authorizing or making payments to foreign officials (and some private individuals under the U.K. Bribery Act) for the purpose of obtaining or retaining business abroad. In many countries, the healthcare professionals we interact with may meet the definition of a foreign government official for purposes of the FCPA. Failure to comply with domestic or foreign laws could result in various adverse consequences, including possible delay in approval or refusal to approve a product, recalls, seizures, withdrawal of an approved product from the market, the imposition of civil or criminal sanctions and the prosecution of executives overseeing our international operations.

We are subject to extensive government regulation, which may adversely affect our ability to bring new products to market and may adversely affect Tysabri.

The pharmaceutical industry is subject to significant regulation by state, local, national and international governmental regulatory authorities. In the United States, the FDA, and in the European Union, the European Medicines Agency (EMA) regulate the design, development, preclinical and clinical testing, manufacturing, labeling, storing, distribution, import, export, record keeping, reporting, marketing and promotion of pharmaceutical products, which include drugs, biologics and medical devices. Failure to comply with regulatory requirements at any stage during the regulatory process could result in, among other things, delays in the approval of applications or supplements to approved applications, refusal of a regulatory authority to review pending market approval applications or supplements to approved applications, warning letters, fines, import or export restrictions, product recalls or seizures, injunctions, total or partial suspension of production, civil penalties, withdrawals of previously approved marketing applications or licenses, recommendations by the FDA or other regulatory authorities against governmental contracts, and criminal prosecutions.

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

All facilities and manufacturing techniques used for the manufacture of products and devices for clinical use or for sale in the United States must be operated in conformity with cGMPs, the FDA’s regulations governing the production of pharmaceutical products. There are comparable regulations in other countries, including regulations issued by the EMA for the European Union. Any finding by the FDA, the EMA or other regulatory authority that we are not in substantial compliance with cGMP regulations or that we or our employees have engaged in activities in violation of these regulations could interfere with the continued manufacture and distribution of the affected products, up to the entire output of such products, and, in some cases, might also require the recall of previously distributed products. Any such finding by the FDA, the EMA or other regulatory agency could also affect our ability to obtain new approvals until such issues are resolved. The FDA, the EMA and other regulatory authorities conduct scheduled periodic regulatory inspections of facilities to ensure compliance with cGMP regulations. Any determination by the FDA, the EMA or other regulatory authority that we, or one of our suppliers, are not in substantial compliance with these regulations or are otherwise engaged in improper or illegal activities could result in substantial fines and other penalties and could cut off our product supply.

Our business exposes us to risks of environmental liabilities.

We use hazardous materials, chemicals and toxic compounds that could expose people or property to accidental contamination and result in events of non-compliance with environmental laws, regulatory enforcement and claims related to personal injury and property damage. If an accident occurred or if we were to discover contamination caused by prior operations, then we could be liable for cleanup, damages or fines, which could have an adverse effect on us.

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

We are subject to continuing potential product liability risks, in particular with respect to Tysabri, which could cost us material amounts of money.

Risks relating to product liability claims are inherent in the development, manufacturing and marketing of products. Any person who is injured while using our product, or products that we are responsible for, may have a product liability claim against us. Since we distribute a product to a wide number of end users, the risk of such claims could be material. Persons who participate in our clinical trials may also bring liability claims. We are a defendant in product liability actions related to products that Elan marketed. In addition, we are defendants in product liability lawsuits arising out of serious adverse events, including deaths, that occurred in patients taking Tysabri. We expect additional product liability lawsuits related to Tysabri usage to be filed. While we intend to vigorously defend these lawsuits, we cannot predict how these cases will be resolved. Adverse results in one or more of these cases could result in substantial monetary judgments against us.

Excluding any self-insured arrangements, we do not maintain product liability insurance for the first $10.0 million of aggregate claims, but do maintain coverage with our insurers for the next $140.0 million. Our current insurance coverage may not be sufficient to cover fully all potential claims, nor can we guarantee the solvency of any of our insurers.

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

We and some of our officers and directors were named as defendants in putative class actions; an adverse outcome in the class actions could result in a substantial judgment against us.

We and some of our officers and directors were named as defendants in five putative class action lawsuits filed in the U.S. District Court for the Southern District of New York in 2008. The cases have been consolidated. The plaintiffs’ Consolidated Amended Complaint was filed on August 17, 2009, and alleged claims under the U.S. federal securities laws and sought damages on behalf of all purchasers of our stock during periods ranging between May 21, 2007 and October 21, 2008. The complaint alleged that we issued false and misleading public statements concerning the safety and efficacy of bapineuzumab. In July 2010, a second securities case was filed in the U.S. District Court for the Southern District of New York, as a “related case” to the existing 2008 matter, by purchasers of Elan call options during the period of June and July 2008. These cases have been dismissed with prejudice by the trial court, but an appeal has been filed to the 2nd Circuit by the plaintiffs in the related case. Adverse results in this lawsuit or in any litigation to which we are a party could have a material adverse affect on us.

Our sales and operations are subject to the risks of fluctuations in currency exchange rates and to the risk of a partial or total collapse of the euro.

Our headquarters are in Ireland and three of the major markets for Tysabri are Germany, France and Italy. As a result, changes in the exchange rate between the U.S. dollar and the euro can have significant effects on our results of operations. In addition, the partial or total collapse of the euro would cause severe and adverse consequences to sales of Tysabri in Europe and to reimbursements for sales of Tysabri in Europe.

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

•	The Corporate Integrity Agreement that we entered into with the U.S. government with respect to the settlement of the Zonegran matter contains provisions that may require any acquirer to assume the obligations imposed by the Corporate Integrity Agreement, which may limit our attractiveness to a potential acquirer; and

•	Under the terms of indentures governing much of our debt, any acquirer would be required to make an offer to repurchase the debt for cash in connection with some change of control events.

Item 4.	Information on the Company.

A.	History & Development of the Company

Elan Corporation, plc, an Irish public limited company, is a leading neuroscience-based biotechnology company, listed on the New York and Irish Stock Exchanges, and headquartered in Dublin, Ireland. Elan was incorporated as a private limited company in Ireland in December 1969 and became a public limited company in January 1984. Our registered office and principal executive offices are located at Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland (Telephone: 011-353-1-709-4000).

Elan is focused on discovering and developing advanced therapies in neurodegenerative and autoimmune diseases, and in realizing the potential of our scientific discoveries to benefit patients and shareholders. As of December 31, 2011, we employed over 400 people. Our principal R&D facilities are located in the United States.

Tysabri, a treatment for MS and Crohn’s disease that we market and distribute with Biogen Idec, had over $1.5 billion in global in-market sales in 2011. Almost all of those sales were in relation to the MS indication.

On September 16, 2011, we completed the sale of our EDT business to Alkermes, Inc. EDT and Alkermes, Inc. were combined under a new holding company incorporated in Ireland named Alkermes plc. In connection with the transaction, we received $500.0 million in cash and 31.9 million ordinary shares of Alkermes plc. As of December 31, 2011, we held approximately 25% of the equity of Alkermes plc. For additional information on this transaction, refer to Note 5 to the Consolidated Financial Statements.

For information on our principal expenditures on property, plants and equipment, see Item 4D. “Property, Plant & Equipment.” For information on our significant investments in R&D, see Item 5C. “Research and Development, Patents and Licenses, etc.” For information on our significant investments in other companies, refer to Note 9 to the Consolidated Financial Statements.

B.	Business Overview

Elan’s business focuses on neurodegenerative diseases, such as Alzheimer’s disease and Parkinson’s disease; autoimmune diseases, including MS and Crohn’s disease and neo-epitope based targets for treatments across a broad range of therapeutic indications.

We made significant changes during 2011, which resulted in a more refined focus on neuroscience. Facilitated by the sale of our EDT business, we reduced the total principal amount of our debt by 51%. We achieved revenue growth of over 19% on a pro forma basis (see page 38 for a reconciliation of Elan’s total GAAP revenues to pro forma Elan revenues) and remained disciplined on cost. Finally, we made progress on Tysabri, particularly in relation to the awareness of the benefits and risks associated with taking this drug.

Tysabri

Tysabri, an alpha-4 integrin inhibitor invented by Elan scientists and available since 2006, continues to be a successful therapy for MS, a neurological disorder involving central nervous system dysfunction among adults.

Tysabri is approved in more than 65 countries. Tysabri is approved in the United States as a monotherapy for relapsing forms of MS, generally for patients who have had an inadequate response to, or are unable to tolerate, an alternative MS therapy. In the European Union, it is approved for highly active relapsing-remitting MS (RRMS) in adult patients who have failed to respond to beta interferon or have rapidly evolving, severe RRMS.

Tysabri has advanced the treatment of MS patients with its established efficacy. Data from the Phase 3 AFFIRM trial, which was published in the New England Journal of Medicine, showed that after two years, Tysabri treatment led to a 68% relative reduction (p<0.001) in the annualized relapse rate when compared with placebo and reduced the relative risk of disability progression by 42% to 54% (p<0.001).

We continue to work closely with our collaborator on Tysabri, Biogen Idec, as well as the clinical and scientific communities, to generate significant understanding — in both efficacy and safety of the therapy — so it may be positioned for the clinical benefit of patients.

As of December 31, 2011, there were approximately 64,400 patients on Tysabri therapy worldwide, compared to 57,200 patients as of December 31, 2010, which represents an increase of 13%. In 2011, global in-market sales of Tysabri exceeded $1.5 billion and constituted approximately 12% of the global MS market by value.

Tysabri increases the risk of PML, an opportunistic viral infection of the brain which usually leads to death or severe disability. Infection by the JCV is required for the development of PML and patients who are anti-JCV antibody positive have a higher risk of developing PML. Recent studies suggest that irrespective of MS treatment, approximately 55% of MS patients are anti-JCV antibody positive. Factors that increase the risk of PML are presence of anti-JCV antibodies, prior IS use, and longer Tysabri treatment duration. Patients who have all three risk factors have the highest risk of developing PML. Other serious adverse events that have occurred in Tysabri-treated patients include hypersensitivity reactions (for example, anaphylaxis) and infections, including opportunistic and other atypical infections. Clinically significant liver injury has also been reported in the post-marketing setting.

In the United States, Europe and in other countries, programs are in place to inform patients of the risks associated with Tysabri therapy, including PML, and to enhance collection of post-marketing data on the safety and utilization of Tysabri for MS. In 2011, we made significant progress in better understanding the risk of PML associated with Tysabri and in building awareness of Tysabri’s benefit/risk profile.

Tysabri – label updates provide a more informed “benefit/risk” analysis

Europe

In June 2011, the European Commission (EC) approved the inclusion of the anti-JCV antibody status as an additional factor in stratifying patients at risk for developing PML in the Summary of Product Characteristics’ (SmPC) for Tysabri in the European Union. In addition, as part of a standard review process, the EC concluded the quality, safety and efficacy of Tysabri continues to be adequately demonstrated, and renewed Tysabri’s five year marketing authorization in the EU.

The new SmPC language states that patients who are anti-JCV antibody positive are at an increased risk of developing PML compared to patients who are anti-JCV antibody negative. The SmPC language also states that patients who are anti-JCV antibody positive, have received prior IS therapy, and have received treatment with Tysabri for more than two years have the highest risk of developing PML.

This update to the SmPC was based on analysis of data from Biogen Idec’s and Elan’s quantitative risk stratification algorithm, which was presented at a number of major international medical meetings. The analysis showed that patients who were anti-JCV antibody negative were at a lower risk for developing PML. Patients who were anti-JCV antibody positive had varying degrees of risk for developing PML, depending on prior IS use and Tysabri treatment duration. The revised SmPC will enable a more informed “benefit vs risk” discussion between patients and physicians, ultimately better stratifying the risk for those on or considering Tysabri as an appropriate therapy.

United States

We also made progress to stratify PML risk for MS patients in the United States. In January 2012, the FDA approved an update to the Prescribing Information for Tysabri to include anti-JCV antibody status as a factor to help stratify the risk of PML in the Tysabri-treated population. The inclusion of anti-JCV antibody status as a risk factor along with prior IS use and treatment duration enables the identification of differing levels of risk and provides the information patients and physicians need to make a more informed treatment decision.

We developed a two-step enzyme-linked immunosorbent assay (ELISA) called STRATIFY JCV with Biogen Idec. The assay detects anti-JCV antibodies in the blood of patients, and is widely commercially available in Europe. In January 2012, the FDA cleared the assay for commercial use in the United States. As of December 31, 2011, over 80,000 tests had been administered using the assay.

Advancement with Tysabri risk stratification in 2011 exceeded our expectations, and is facilitating a more personalized approach to treatment selection.

Tysabri is marketed and distributed by Elan and Biogen Idec. For full prescribing information and more information about Tysabri, please visit www.elan.com or www.biogenidec.com. Information about Tysabri treatment for MS, including important safety information, is available at www.Tysabri.com.

Tysabri for Secondary Progressive Multiple Sclerosis

In 2011, Elan and Biogen Idec initiated patient enrollment in ASCEND, a Phase 3 trial to test the effectiveness of Tysabri treatment on the reduction of disability progression in subjects with secondary progressive MS.

Science, Discovery and Translational Medicine

We started an initiative in 2010 to build the next generation of science and discovery, which continues today and is facilitated by our new business structure.

As part of this initiative, we established the Parkinson’s disease genetics (PDG) group which researches fundamental pathways of Parkinson’s biology, genetics-based animal models, and structural characterization of genetic targets for drug design. A separate research group, which is called Neotope, is focused on creating novel monoclonal antibodies based on neo-epitope targets for the treatment of a broad range of therapeutic indications.

We plan to continue to make measured and disciplined investment in our Alzheimer’s disease and MS pipelines and to continue to utilize external collaborations and relationships to enhance our focus on scientific discovery, which is our key strength.

Alzheimer’s Disease Programs

Our Scientific Approach

Elan’s scientists have been leaders in Alzheimer’s disease research for more than 25 years, and insights gained from our work are an important part of the scientific foundation of understanding this disease. We are known and respected for our innovative Alzheimer’s disease research and our commitment to creating new therapeutic opportunities for patients desperately in need of them.

Our scientific approach to treating Alzheimer’s disease has focused principally on beta amyloid. The process by which this protein is generated, aggregates and is ultimately deposited in the brain is often referred to as the beta amyloid cascade. The formation of beta amyloid plaques is the hallmark pathology of Alzheimer’s disease.

Beta amyloid, also known as Abeta, is a small part of a larger protein called the amyloid precursor protein (APP). Beta amyloid is formed when certain enzymes called secretases “clip” (or cleave) APP. It is becoming increasingly clear that once beta amyloid is released, it exists in multiple physical forms with distinct functional activities. It is believed that the toxic effects of these forms may be involved in the complex cognitive, functional and behavioral deficits characteristic of Alzheimer’s disease.

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

As part of the Johnson & Johnson Transaction in 2009, Janssen AI, a subsidiary of Johnson & Johnson, acquired substantially all of our assets and rights related to the AIP collaboration. Under the terms of this transaction, Johnson & Johnson provided an initial $500 million funding to Janssen AI and we have a 49.9% shareholding in Janssen AI. In general, we are entitled to a 49.9% share of all net profits generated by Janssen AI beginning from the date Janssen AI becomes net profitable and certain royalty payments upon the commercialization of products under the AIP collaboration. As of December 31, 2011, the remaining unspent amount of the $500.0 million funding commitment was $57.6 million. Based on current spend levels, we expect that we will be called upon to provide funding to Janssen AI commencing in the second quarter of 2012.

In January 2011, Johnson & Johnson and Pfizer reported that enrollment was completed for the North American Phase 3 trials and sub-studies of bapineuzumab. Bapineuzumab has received fast-track designation from the FDA, which means that it may receive expedited approval in certain circumstances, in recognition of its potential to address the significant unmet needs of patients with Alzheimer’s disease.

The Phase 3 program includes four randomized, double-blind, placebo-controlled studies across two subpopulations (based on ApoE4 genotype) with mild to moderate Alzheimer’s disease, with patients distributed between North America and the rest of world. Johnson & Johnson now anticipates that the North American bapineuzumab Phase 3 trials will be completed in 2012 and Phase 3 rest of world trials will be completed in 2014.

ELND005, an Aß aggregation inhibitor

In 2006, we entered into an exclusive, worldwide collaboration with Transition Therapeutics, Inc. (Transition) for the joint development and commercialization of a novel therapeutic agent for Alzheimer’s disease. The small molecule ELND005 (Scyllo-inositol) is a beta amyloid anti-aggregation agent that has been granted fast-track designation by the FDA. Preclinical data suggest that ELND005 may act through the mechanism of preventing and reversing the fibrilisation of beta amyloid (the aggregation of beta amyloid into clumps of insoluble oligomers), thus enhancing clearance of amyloid and preventing or reducing plaque deposition.

In December 2010, we modified our Collaboration Agreement with Transition and as a result, Transition is no longer funding any continuing development or commercialization of ELND005 and has relinquished its 30% ownership of ELND005 to Elan. Under the modified agreement, we paid Transition $9.0 million in January 2011. While Transition is still eligible to receive a further $11.0 million payment upon the commencement of the next ELND005 clinical trial, it is no longer eligible to receive a $25.0 million milestone that would have been due upon the commencement of a Phase 3 trial for ELND005, under the terms of the original agreement.

In July 2011, Elan presented data from the Phase 2 clinical trial of ELND005 in mild to moderate Alzheimer’s disease patients at the Alzheimer’s Association International Conference 2011. Poster presentations on the safety and efficacy results of the Phase 2 randomized, placebo-controlled, dose-ranging study of ELND005 in mild to moderate Alzheimer’s disease and on the population pharmacokinetic analysis of plasma, cerebrospinal fluid (CSF) and brain ELND005 in patients with mild to moderate Alzheimer’s disease were presented. An oral presentation on imaging and cerebrospinal fluid biomarker results of a Phase 2 dose-ranging study of ELND005 in mild to moderate Alzheimer’s disease was also presented.

In November 2011, ELND005 was featured during four oral presentations and on two posters, at the 4th Conference on Clinical Trials on Alzheimer’s disease, where new analyses were presented from the Phase 2 Alzheimer’s disease study. The presentations focused on treatment effects at earlier stages of the disease, using validated “composite” cognitive endpoints. These results support the general direction of the field for earlier intervention. In addition, data on ELND005’s role in reducing the emergence of neuropsychiatric symptoms in Alzheimer’s patients was highlighted. The results of the Phase 2 clinical study data of ELND005 in mild to moderate Alzheimer’s disease were published in Neurology, the peer-reviewed journal, in September 2011.

ELND005 may have additional applications in psychiatric indications such as bipolar disorder. Our goal is to initiate a proof of concept Phase 2 study in bipolar disorder in 2012, post-completion of discussions with therapeutic area experts and regulators.

In November 2011, we entered into a manufacturing agreement for the supply of the active pharmaceutical ingredient for ELND005 with Lonza Group AG.

Parkinson’s Disease Genetics

Parkinson’s disease is a slowly progressive disease of the nervous system and the second most common degenerative neurological disorder after Alzheimer’s disease. In general, it affects one in 100 people over the age of 60, though people younger than this also live with the disease.

Elan’s discovery approach, through our dedicated PDG group, is guided by our expertise in Alzheimer’s disease research. The goal of our discovery efforts is to pursue a number of genetically validated targets that could prevent the neurodegenerative cascade associated with the Parkinson’s disease and other neurological disorders.

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

Our scientists are examining the different forms of alpha-synuclein and the role that they can play in normal and abnormal cellular functions, as well as the pathogenicity of alpha-synuclein in animal models of disease.

Parkin is a protein found in the brain that, like alpha-synuclein, has been genetically linked to Parkinson’s disease. Parkin may be involved in the elimination of misfolded proteins within neurons, and has demonstrated neuroprotective capabilities in cells. Some familial forms of Parkinson’s disease have been linked to mutations in parkin, with more than 50% of early onset Parkinson’s disease being linked to a loss of parkin protein and function in neurons. Our scientists continue the process of determining how parkin can regulate the processes of neurodegeneration.

In addition to our dedicated internal research group, in 2011, we expanded our collaborative effort with the University of Cambridge, and also began working with Proteostasis Therapeutics, Inc. (Proteostasis) to help us advance more quickly from the laboratory to the clinic.

Neotope Biosciences Limited

Neotope Biosciences Limited (Neotope) is our wholly owned subsidiary that focuses on the discovery and development of antibodies to neo-epitope related targets for the potential treatment of a broad range of indications including amyloidosis, diabetes, cancer and macular degeneration. Neotope’s strategy is to apply its expertise in generating novel therapeutic antibodies working with a broad range of collaborators in specific disease models, to select candidates for further clinical development.

Approach

An epitope is the molecular target recognized by an antibody. A neo-epitope is formed upon a modification of a protein. Of particular interest are sites on proteins that become accessible only after modification, such as cleavage or other covalent modifications (for example, phosphorylation) or by misfolding into an abnormal shape. The neo-epitopes targeted by Neotope may occur as part of a disease-associated pathological process. For each neo-epitope target, Neotope is developing novel, specific monoclonal antibodies for the potential treatment of patients having a disease associated with the neo-epitope.

Programs

Neotope’s portfolio of targets includes alpha-synuclein for the potential treatment of synucleinopathies, such as Lewy body dementia and Parkinson’s disease, tau for Alzheimer’s disease and other tauopathies. We also have a program for type 2-diabetes. Additional discovery efforts target other disease indications such as age-related macular degeneration and cancer.

Onclave Therapeutics Limited

Our wholly owned subsidiary Onclave Therapeutics Limited (Onclave) was formed to develop assets originating from Elan that have potential application in oncology related diseases. Onclave’s lead program, NEOD001, which originated from Neotope, is being investigated for the potential treatment of AL amyloidosis, a fatal disease involving abnormal accumulation of amyloid in organs and tissue. In 2011, Onclave filed for orphan drug designation of NEOD001. Onclave’s pipeline includes additional novel compounds with potential relevance in diverse cancer indications.

Scientific Collaborations and Relationships

Cambridge-Elan Centre — Parkinson’s and Alzheimer’s Disease Research

In November 2011, we launched a collaboration with the University of Cambridge, England, the Cambridge-Elan Centre for Research Innovation and Drug Discovery (Cambridge-Elan Centre). The goal of the Cambridge-Elan Centre is to discover novel compounds capable of altering the behavior of proteins associated with neurodegenerative disorders that can be developed into new treatments.

The Cambridge-Elan Centre will bring together Elan’s more than two decades of experience in Alzheimer’s research and our knowledge of biology and model systems with the University of Cambridge’s pioneering contributions in the development of biophysical approaches to study the molecular basis of protein misfolding and aggregation, and their links to disease. This ten-year agreement paves the way for a long-term collaboration between the University of Cambridge and Elan.

Dublin Neurological Institute (DNI)

In November 2011, we entered into a sponsorship agreement with the DNI to provide financial support over a five year term for an initiative to support improved access and quality of neurological patient care in Ireland. The total financial support amount pledged by us to the DNI is €1.5 million.

University College Dublin (UCD)

In December 2011, we announced an initiative with UCD to support leadership in the global biotechnology industry, including the establishment of Europe’s first interdisciplinary Chair in the “Business of Biotechnology”. The initiative is expected to run for at least seven years and will include a contribution in excess of €3 million from Elan.

Proteostasis

We entered into a strategic business relationship with Proteostasis in May 2011. Our $20.0 million equity interest in Proteostasis represented approximately 24% of the equity of Proteostasis at the time of the investment and has been recorded as an equity method investment on our Consolidated Balance Sheet. The net loss recorded on the equity method investment in 2011 was $2.7 million.

Proteostasis has expertise in protein turnover and biological pathways, central to diseases associated with neurodegeneration, and is a complementary fit for our vision and scientific direction in Parkinson’s disease. It is anticipated that the collaborative agreement will enable discovery and development of disease-modifying small molecule drugs and diagnostics for the treatment of neurodegenerative disorders such as Parkinson’s disease, Huntington’s disease, MS and amyotrophic lateral sclerosis (ALS), and a broad array of dementia-related diseases including Alzheimer’s.

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

Governmental authorities, including the FDA and comparable regulatory authorities in other countries, regulate the design, development, testing, manufacturing and marketing of pharmaceutical products. Non-compliance with applicable requirements can result in fines and other judicially imposed sanctions, including product seizures, import restrictions, injunctive actions and criminal prosecutions of both companies and individuals. In addition, administrative remedies can involve requests to recall violative products; the refusal of the government to enter into supply contracts; or the refusal to approve pending product approval applications for drugs, biological products or medical devices until manufacturing or other alleged deficiencies are brought into compliance. The FDA also has the authority to cause the withdrawal of approval of a marketed product or to impose labeling restrictions.

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

In December 2010, we resolved all aspects of the U.S. Department of Justice’s investigation of sales and marketing practices for Zonegran, an antiepileptic prescription medicine that we divested in 2004. In March 2011, we paid $203.5 million pursuant to the terms of a global settlement resolving all U.S. federal and related state Medicaid claims. As part of the agreement, our subsidiary Elan Pharmaceuticals, Inc. (EPI), pleaded guilty to a misdemeanor violation of the FD&C Act, and we entered into a Corporate Integrity Agreement with the Office of Inspector General of the U.S. Department of Health and Human Services to promote our compliance with the requirements of U.S. federal healthcare programs and the FDA. If we materially fail to comply with the requirements of U.S. federal healthcare programs or the FDA, or otherwise materially breach the terms of the Corporate Integrity Agreement, such as by a material breach of the compliance program or reporting obligations of the Corporate Integrity Agreement, severe sanctions could be imposed upon us. The resolution of the Zonegran investigation could give rise to other investigations or litigation by state government entities or private parties.

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

Once a product has been approved, significant legal and regulatory requirements apply in order to market a product. In the United States, these include, among other things, requirements related to adverse event and other reporting, product advertising and promotion, and ongoing adherence to cGMP requirements, as well as the need to submit appropriate new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling or manufacturing process. Further, Elan’s Corporate Integrity Agreement regulates certain aspects of current, and future, development and marketing of Elan products.

The FDA also enforces the requirements of the Prescription Drug Marketing Act, which, among other things, imposes various requirements in connection with the distribution of product samples to physicians. Sales, marketing and scientific/educational grant programs must comply with the Medicare-Medicaid Anti-Fraud and Abuse Act, as amended, the False Claims Act, as amended, and similar state laws. Pricing and rebate programs must comply with the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990, as amended. We are also subject to Section 6002 of the Affordable Care Act (ACA), commonly known as the Physician Payment Sunshine Act (Sunshine Act) which regulates disclosure of payments to certain healthcare professionals and providers.

The FCPA and U.K. Bribery Act prohibit companies and their representatives from offering, promising, authorizing or making payments to foreign officials (and certain private individuals under the U.K. Bribery Act) for the purpose of obtaining or retaining business abroad. In many countries, the healthcare professionals we interact with may meet the definition of a foreign government official for purposes of the FCPA. Failure to comply with domestic or foreign laws could result in various adverse consequences, including possible delay in approval or refusal to approve a product, recalls, seizures, withdrawal of an approved product from the market, the imposition of civil or criminal sanctions and the prosecution of executives overseeing our international operations.

Patents and Intellectual Property Rights

Our competitive position depends on our ability to obtain patents on our technologies and our potential products, to defend our patents, to protect our trade secrets and to operate without infringing valid and enforceable patents or trade secrets of others. We own or license a number of patents in the United States and other countries.

Tysabri is covered by issued patents and pending patent applications in the United States and other countries. A primary U.S. patent covering the humanized antibody expires in 2017. Additional U.S. patents and patent applications of Elan and/or our collaborator Biogen Idec covering (i) methods of use, including the use of Tysabri to treat MS, irritable bowel disease and a variety of other indications and (ii) methods of manufacturing Tysabri, generally expire between 2012 and 2023. Outside the United States, patents and pending patent applications covering Tysabri, methods of using Tysabri and methods of manufacturing Tysabri generally expire between 2014 and 2023. Patents in the United States and outside the United States may be granted additional patent term due to various mechanisms for obtaining patent term extensions. In addition to the noted patents, we and Biogen Idec have additional patents and pending patent applications covering various aspects of Tysabri that may confer additional patent protection.

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

Tysabri, a treatment for relapsing forms of MS, competes primarily with Avonex marketed by our collaborator Biogen Idec, Betaseron® marketed by Berlex (an affiliate of Bayer Schering Pharma AG) in the United States and sold under the name Betaferon® by Bayer Schering Pharma in Europe, Rebif® marketed by Merck Serono and Pfizer in the United States and by Merck Serono in Europe, Copaxone® marketed by Teva Neurosciences, Inc. in the United States and co-promoted by Teva and Sanofi-Aventis in Europe and Novartis AG’s Gilenya™, an oral treatment for relapsing MS. Additional oral treatments for MS are awaiting regulatory approval or are under development, including BG-12, which is being developed by Biogen Idec. Many companies are working to develop new therapies or alternative formulations of products for MS that, if successfully developed, would compete with Tysabri.

A drug may be subject to competition from alternative therapies during the period of patent protection or regulatory exclusivity and, thereafter, it may be subject to further competition from generic products or biosimilars. Governmental and other pressures toward the dispensing of generic products or biosimilars may rapidly and significantly reduce, slow or reverse the growth in sales and profitability of any product not protected by patents or regulatory exclusivity, and may adversely affect our future results and financial condition. The launch of competitive products, including generic or biosimilar versions of our products, has had and may have a material adverse effect on our revenues and results of operations.

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

Product Supply

Supplies are generally available in quantities adequate to meet the needs of our business. We are dependent on Biogen Idec to manufacture Tysabri. An inability to obtain product supply could have a material adverse impact on our business, financial condition and results of operations.

Employees

As of December 31, 2011, we had 412 employees worldwide, of whom 226 were engaged in R&D activities and the remainder worked in selling, marketing, general and administrative areas.

C.	Organizational Structure

At December 31, 2011, we had the following principal subsidiary undertakings:

Company	Nature of Business	Group Share %	Registered Office & Country of Incorporation

Athena Neurosciences, Inc.	Holding company	100	180 Oyster Point Blvd., South San Francisco, CA, USA
Crimagua Ltd.	Holding company	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan Holdings Ltd.	Holding company	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan International Services Ltd.	Financial services company	100	Juniper House, 30 Oleander Hill, Smiths, FL-08, Bermuda
Elan Pharma International Ltd.	R&D, sale and distribution of pharmaceutical products, management services and financial services	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan Pharmaceuticals, Inc.	R&D and sale of pharmaceutical products	100	180 Oyster Point Blvd., South San Francisco, CA, USA
Elan Science One Ltd.	Holding company	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan Science Three Ltd.	Holding company	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Keavy Finance Ltd.	Dormant	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Monksland Holdings BV	Holding company	100	Claude Debussylaan 24, 1082 MD, Amsterdam

D.	Property, Plants and Equipment

We consider that our properties are in good operating condition and that our equipment has been well maintained.

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

The following table lists the location, ownership interest, use and approximate size of our principal properties:

Location and Ownership Interest	Use	Size (Sq. Ft.)

Leased: South San Francisco, CA, USA	R&D, sales and administration	441,000(1)
Leased: King of Prussia, PA, USA	Former R&D and manufacturing facility	113,000(2)
Leased: Dublin, Ireland	Corporate administration	41,000

(1)

Approximately 66,636 square feet of laboratory and office space in South San Francisco, which was no longer being utilized by our R&D, sales and administrative functions is sublet to Janssen AI and is included in the 441,000 square feet noted above.

(2)	The EDT facility in King of Prussia was closed in 2011. Approximately 25,000 square feet of this space was sublet in February 2012.

Item 4A.	Unresolved Staff Comments.

Not applicable.

Item 5.	Operating and Financial Review and Prospects.

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

This financial review primarily discusses:

•	Current operations;

•	Critical accounting policies;

•	Recently issued accounting pronouncements;

•	Results of operations for the year ended December 31, 2011, compared to 2010 and 2009; and

•	Liquidity and capital resources.

Our operating results may be affected by a number of factors, including those described under Item 3D. “Risk Factors.”

CURRENT OPERATIONS

Elan is a neuroscience-based biotechnology company engaged in research, development and commercial activities primarily in the areas of Alzheimer’s disease, Parkinson’s disease and MS. For additional information on our current operations, refer to Item 4B. “Business Overview.”

CRITICAL ACCOUNTING POLICIES

The Consolidated Financial Statements include certain estimates based on management’s best judgments. Estimates are used in determining items such as the carrying amounts of long-lived assets, our equity method investments, revenue recognition, estimating sales discounts and allowances, the fair value of share-based compensation, and the accounting for contingencies and income taxes, among other items. Because of the uncertainties inherent in such estimates, actual results may differ materially from these estimates.

Goodwill, Other Intangible Assets, Tangible Fixed Assets and Impairment

Total goodwill and other intangible assets amounted to $309.9 million at December 31, 2011 (2010: $376.5 million) and our property, plant and equipment had a carrying amount at December 31, 2011 of $83.2 million (2010: $287.5 million).

Goodwill is not amortized, but instead is reviewed for impairment at least annually.

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

We review our goodwill for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. The goodwill impairment test is a two-step process and is performed at the reporting-unit level. A reporting unit is the same as, or one level below, an operating segment. Following the divestment of EDT on September 16, 2011, Elan is comprised of a single reporting unit.

We first assess qualitative factors to determine whether it is necessary to perform the two-step goodwill impairment test. The qualitative factors assessed include, but are not limited to, macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, other relevant events affecting the reporting unit and the share price performance of the Company. If, after assessing the relevant qualitative factors, we determine that it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, including goodwill, then the first and second steps of the goodwill impairment test are not performed. If, after assessing the relevant qualitative factors, we determine that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, including goodwill, then the first step of the goodwill impairment test is performed.

Under the first step, we compare the fair value of each reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired and step two does not need to be performed. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test would be performed to measure the amount of impairment charge, if any. The second step compares the implied fair value of the reporting-unit goodwill with the carrying amount of that goodwill, and any excess of the carrying amount over the implied fair value is recognized as an impairment charge. The implied fair value of goodwill is determined, by allocating the fair value of a reporting unit to individual assets and liabilities. The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. In evaluating goodwill for impairment, we determine the fair values of the reporting units using the income approach, based on the present value of expected cash flows.

On September 16, 2011, Alkermes plc and Elan announced the completion of the merger between Alkermes, Inc. and EDT. As part of this transaction, we disposed of goodwill of $49.7 million which was allocated to the EDT reporting unit. We also disposed of patents, licenses, intellectual property and other intangible assets related to EDT with a net book value of $3.3 million and property, plant and equipment with a net book value of $202.0 million related to EDT.

We complete the annual goodwill impairment review on September 30 of each year. For the 2011 fiscal year annual goodwill impairment review, we assessed the relevant qualitative factors post-divestment of the EDT business and determined that it was not more likely than not that the fair value of the reporting unit was less than its carrying amount, including goodwill, so the first and second steps of the goodwill impairment test were not performed.

We performed the first step of the goodwill impairment test in 2010 and 2009 and the result of our tests did not indicate any impairment in either year. In addition, we performed a goodwill impairment test immediately subsequent to the disposal of the Prialt® business in May 2010 and the result of our tests did not indicate any impairment.

There were no material impairment charges relating to intangible assets in 2011 or 2010. In December 2009, we recorded an impairment charge of $30.6 million within other net charges in the Consolidated Statement of Operations relating to the Prialt intangible asset, thus reducing the carrying value of the intangible asset to

$14.6 million. During 2010, we divested our Prialt assets and rights to Azur Pharma International Limited (Azur). We recorded a net loss of $1.5 million on this divestment. For additional information on goodwill and other intangible assets, refer to Note 19 to the Consolidated Financial Statements.

During 2011, we recorded a non-cash asset impairment charge of $10.0 million relating to property, plant and equipment, within other net charges in the Consolidated Statement of Operations which arose from the consolidation of our facilities in South San Francisco and the closure of EDT’s King of Prussia, Pennsylvania, site.

In 2010, we recorded a non-cash asset impairment charge of $11.0 million related to a consolidation of facilities in South San Francisco as a direct result of a realignment of the BioNeurology business. Following the transfer of our AIP manufacturing rights as part of the sale of the AIP business to Janssen AI in 2009, we re-evaluated our longer term biologics manufacturing and fill-finish requirements, and consequently recorded a non-cash asset impairment charge, included as part of the net gain on divestment of business, related to these activities of $41.2 million. The assets relating to biologics manufacturing were written off in full.

Equity Method Investments

Janssen AI

As part of the transaction whereby Janssen AI, a subsidiary of Johnson & Johnson, acquired substantially all of our assets and rights related to our AIP collaboration with Wyeth (which has been acquired by Pfizer), we received a 49.9% equity investment in Janssen AI. Johnson & Johnson also committed to fund up to an initial $500.0 million towards the further development and commercialization of the AIP to the extent the funding is required by the collaboration. We have recorded our investment in Janssen AI as an equity method investment on the Consolidated Balance Sheet as we have the ability to exercise significant influence, but not control, over the investee. The investment was initially recognized based on the estimated fair value of the investment acquired, representing the fair value of our proportionate 49.9% share of Janssen AI’s total net assets at inception, which were comprised of the AIP assets and the asset created by the Johnson & Johnson contingent funding commitment.

As of December 31, 2011, the carrying value of our Janssen AI equity method investment of $130.6 million (2010: $209.0 million) was approximately $185 million (2010: $120 million) below our share of Janssen AI’s reported book value of its net assets. This difference relates to the lower estimated value of Janssen AI’s AIP assets when the equity method investment was initially recorded and the asset created by the Johnson & Johnson contingent funding commitment. In relation to the AIP assets, in the event that an AIP product reaches market, our proportionate share of Janssen AI’s reported results will be adjusted over the estimated remaining useful lives of those assets to recognize the difference in the carrying values. In relation to the Johnson & Johnson contingent funding commitment asset, the differences in the carrying values is being amortized to the Consolidated Statement of Operations on a pro rata basis; based on the actual amount of Janssen AI losses that are solely funded by Johnson & Johnson in each period as compared to the total $500 million, which is the total amount we estimate will be solely funded by Johnson & Johnson.

During 2011, we recorded amortization expense of $50.9 million (2010: $26.0 million; 2009: $Nil) related to the basis differences between the cost of our equity method investment and the amount of our underlying equity in Janssen AI’s reported net assets.

Under the equity method, investors are required to recognize their share of the earnings or losses of an investee in the periods for which they are reported in the financial statements of the investee as this is normally considered an appropriate means of recognizing increases or decreases in the economic resources underlying the investments. However, Johnson & Johnson has committed to wholly fund up to an initial $500.0 million of development and commercialization expenses by Janssen AI so the recognition by Elan of a share of Janssen AI losses that are solely funded by Johnson & Johnson’s $500.0 million commitment would result in an inappropriate decrease in Elan’s share of the economic resources underlying the investment in Janssen AI. Accordingly, until the $500.0 million funding commitment is fully utilized, we have applied the hypothetical liquidation at book value (HLBV) method to determine how an increase or decrease in net assets of Janssen AI affects Elan’s interest in the net assets of Janssen AI on a period by period basis. Under the HLBV method, an investor determines its share of the earnings or losses of an investee by determining the difference between its claim on the investee’s book value at the end and beginning of the period. After adjusting for the basis differences described above, Elan’s claim on Janssen AI’s book value as of December 31, 2011 was $117.3 million (2010: $117.3 million).

The net loss on the Janssen AI equity method investment for the year ended December 31, 2011 of $78.4 million (2010: $26.0 million; 2009: $Nil) was comprised of amortization expense of $50.9 million (2010: $26.0 million; $2009: $Nil) related to the basis differences described above and $27.5 million (2010: $Nil; 2009: $Nil) to correct an immaterial error from prior periods relating to our accounting for our equity method investment in Janssen AI.

As of December 31, 2011, the remaining unspent amount of the initial $500.0 million funding commitment was $57.6 million (2010: $272.0 million).

Alkermes plc and Proteostasis

We have recorded our investments in Alkermes plc and Proteostasis as equity method investments on the Consolidated Balance Sheet as we have the ability to exercise significant influence, but not control, over the investees. The investments were initially recognized based on the estimated fair value of the investment acquired. The carrying amount of the Alkermes equity method investment is approximately $300 million higher than our share of the book value of the net assets of Alkermes plc. Based on our preliminary assessment of the fair value of the net assets of Alkermes plc on the date of the transaction, this difference principally relates to identifiable intangible assets and goodwill attributable to the Alkermes Inc. business prior to its acquisition of EDT. Under the equity method, we recognize our share of the earnings or losses of our investees, adjusted for the amortization of basis differences, in the Consolidated Statement of Operations with a corresponding increase or decrease in the carrying amount of the investments on the Consolidated Balance Sheet. We recognize our share of the earnings or losses of Proteostasis in the same periods for which they are reported in the financial statements of the investee; and we recognize our share of the earnings or losses of Alkermes plc on a one-quarter time lag, as Alkermes plc’s financial information is generally not publicly available when our quarterly and annual results are reported.

Revenue Recognition

We recognize revenue from the sale of our products, royalties earned and contract arrangements. Up-front fees received by us are deferred and amortized when there is a significant continuing involvement by us (such as an ongoing product manufacturing contract or joint development activities) after an asset disposal. We defer and amortize up-front license fees to the income statement over the “performance period.” The performance period is the period over which we expect to provide services to the licensee as determined by the contract provisions. Accounting for milestone payments depends on the facts and circumstances of each contract. We apply the milestone method in accounting for substantive milestone payments under contracts that include R&D deliverables. A milestone is considered substantive if consideration earned from achievement of the milestone (1) is commensurate with either the vendor’s performance to achieve the milestone or the enhancement of the value of the delivered item, (2) relates solely to past performance, and (3) is reasonable in comparison to all of the deliverables and payment terms in the arrangement. If a milestone is considered substantive the consideration is recognized as revenue in the period in which the milestone is achieved. It is expected that the substantive milestone method will be appropriate for most contracts. If we determine the substantive milestone method is not appropriate, we apply the proportional performance method to the relevant contract. This method recognizes as revenue the percentage of cumulative non-refundable cash payments earned under the contract, based on the percentage of costs incurred to date compared to the total costs expected under the contract.

Sales Discounts and Allowances

We recognize revenue on a gross revenue basis (except for Tysabri revenue outside of the United States) and make various deductions to arrive at net revenue as reported in the Consolidated Statements of Operations. These adjustments are referred to as sales discounts and allowances and are described in detail below. Sales discounts and allowances include charge-backs, managed healthcare rebates and other contract discounts,

Medicaid rebates, cash and other discounts, sales returns and other adjustments. Estimating these sales discounts and allowances is complex and involves significant estimates and judgments, and we use information from both internal and external sources, including our historical experience, to generate reasonable and reliable estimates. We believe that we have used reasonable judgments in assessing our estimates, and this is borne out by our historical experience. At December 31, 2011, we had total provisions of $45.5 million for sales discounts and allowances, of which approximately 97%, 2% and 1% related to Tysabri, Maxipime® and Azactam®, respectively. We have almost six years of experience for Tysabri and we ceased distributing Maxipime on September 30, 2010 and Azactam on March 31, 2010, after more than 10 years experience with both products.

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

	2011	2010	2009
Gross revenue subject to discounts and allowances	$936.6	$762.2	$698.9
Net Tysabri ROW revenue	317.6	258.3	215.8
Manufacturing revenue and royalties	170.7	263.0	258.9
Contract revenue	9.9	13.7	18.7

Gross revenue	$1,434.8	$1,297.2	$1,192.3

Sales discounts and allowances:
Charge-backs	$(116.4)	$(71.2)	$(39.7)
Medicaid rebates	(26.6)	(20.4)	(7.1)
Cash discounts	(25.5)	(18.7)	(16.7)
Managed healthcare rebates and other contract discounts	(7.4)	(3.9)	(1.2)
Sales returns	(0.7)	(2.0)	(4.2)
Other adjustments	(12.2)	(11.3)	(10.4)

Total sales discounts and allowances	$(188.8)	$(127.5)	$(79.3)

Net revenue subject to discounts and allowances	747.8	634.7	619.6
Net Tysabri ROW revenue	317.6	258.3	215.8
Manufacturing revenue and royalties	170.7	263.0	258.9
Contract revenue	9.9	13.7	18.7

Net revenue	$1,246.0	$1,169.7	$1,113.0

Total sales discounts and allowances were 20.2% of gross revenue subject to discounts and allowances in 2011, 16.7% in 2010 and 11.3% in 2009, as detailed in the rollforward below and as further explained in the following paragraphs.

Charge-backs as a percentage of gross revenue subject to discounts and allowances were 12.4% in 2011, 9.3% in 2010 and 5.7% in 2009. The increases in 2011 and 2010 are due to the expansion of the 340(b) PHS program and the increase in the minimum discount extended to our 340(b) customers, both of which resulted from the U.S. healthcare reform legislation enacted through the Patient Protection Affordable Care Act (PPACA) in 2010. The increases are also attributable to increases in the discounts due to the changes in Tysabri’s wholesaler acquisition cost price.

The Medicaid rebates as a percentage of gross revenue subject to discounts and allowances were 2.8% in 2011, 2.7% in 2010 and 1.0% in 2009. The increases in 2011 and 2010 are primarily due to the extension of Medicaid rebates to drugs supplied to enrollees of Medicaid MCOs, the increase in the rebate due to wholesaler acquisition cost price changes in Tysabri and the increase in 2010 of the U.S. base Medicaid rebate from 15.1% to 23.1%. Both the increase in the U.S. base Medicaid rebate to 23.1% and the extension of the Medicaid rebates to drugs supplied to enrollees of MCOs were introduced by the U.S. healthcare reform legislation.

Cash and other discounts as a percentage of gross revenue subject to discounts and allowances were 2.7% in 2011, 2.5% 2010 and 2.4% in 2009. Cash and other discounts include cash discounts, generally at 2% of the sales price, as an incentive for prompt payment by customers in the United States.

The managed healthcare rebates and other contract discounts as a percentage of gross revenue subject to discounts and allowances were 0.8% in 2011, 0.5% in 2010 and 0.2% 2009. The increase is primarily attributable to the increase in the number of qualified patients that are eligible for the Tysabri patient co-pay assistance program.

Sales returns as a percentage of gross revenue subject to discounts and allowances were 0.1% in 2011, 0.3% in 2010 and 0.6% in 2009. The decrease from 0.3% in 2010 to 0.1% in 2011 is primarily attributable to the changes in the product mix during 2010.

The following table sets forth the activities and ending balances of each significant category of adjustments for the sales discounts and allowances (in millions):

	Charge- Backs	Medicaid Rebates	Cash and other Discounts	Managed Healthcare Rebates and Other Contract Discounts	Sales Returns	Other Adjustments	Total
Balance at December 31, 2009	$5.6	$8.9	$2.0	$0.6	$7.8	$1.6	$26.5
Provision related to sales made in current period	71.2	20.4	18.7	3.9	2.4	11.3	127.9
Provision related to sales made in prior periods	—	—	—	—	(0.4)	—	(0.4)
Returns and payments	(69.6)	(10.8)	(17.9)	(3.9)	(3.5)	(10.4)	(116.1)

Balance at December 31, 2010	$7.2	$18.5	$2.8	$0.6	$6.3	$2.5	$37.9

Provision related to sales made in current period	116.4	26.6	25.5	7.4	2.4	12.2	190.5
Provision related to sales made in prior periods	—	—	—	—	(1.7)	—	(1.7)
Returns and payments	(117.3)	(17.2)	(25.3)	(6.6)	(1.9)	(12.9)	(181.2)

Balance at December 31, 2011	$6.3	$27.9	$3.0	$1.4	$5.1	$1.8	$45.5

(a)	Charge-backs

In the United States, we participate in charge-back programs with a number of entities, principally the PHS, the U.S. Department of Defense, the U.S. Department of Veterans Affairs, Group Purchasing Organizations and other parties whereby pricing on products is extended below wholesalers’ list prices to participating entities. These entities purchase products through wholesalers at the lower negotiated price, and the wholesalers charge the difference between these entities’ acquisition cost and the lower negotiated price back to us. We account for charge-backs by accruing an amount equal to our estimate of charge-back claims attributable to a sale. We determine our estimate of the charge-backs primarily based on historical experience on a product-by-product and program basis, and current contract prices under the charge-back programs. We consider vendor payments, estimated levels of inventory in the wholesale distribution channel, and our claim processing time lag and adjust accounts receivable and revenue periodically throughout each year to reflect actual and future estimated experience.

As described above, there are a number of factors involved in estimating the accrual for charge-backs, but the principal factor relates to our estimate of the levels of inventory in the wholesale distribution channel. At December 31, 2011, Tysabri, represented approximately 99.7% of the total charge-backs accrual balance of $6.3 million. If we were to increase our estimated level of inventory in the wholesale distribution channel by one month’s worth of demand for Tysabri, the accrual for charge-backs would increase by approximately $12.1 million. We believe that our estimate of the levels of inventory for Tysabri, in the wholesale distribution channel is reasonable because it is based upon multiple sources of information, including data received from all of the major wholesalers with respect to their inventory levels and sell-through to customers, third-party market research data, and our internal information.

(b)	Medicaid rebates

In the United States, we are required by law to participate in state government-managed Medicaid programs, as well as certain other qualifying federal and state government programs whereby discounts and rebates are provided to participating state and local government entities. Discounts and rebates provided through these other qualifying federal and state government programs are included in our Medicaid rebate accrual and are considered Medicaid rebates for the purposes of this discussion. We account for Medicaid rebates by establishing an accrual in an amount equal to our estimate of Medicaid rebate claims attributable to a sale. We determine our estimate of the Medicaid rebates accrual primarily based on our estimates of Medicaid claims, Medicaid payments, claims processing lag time, inventory in the distribution channel as well as legal interpretations of the applicable laws related to the Medicaid and qualifying federal and state government programs, and any new information regarding changes in the Medicaid programs’ regulations and guidelines that would impact the amount of the rebates on a product-by-product basis. We consider outstanding Medicaid claims, Medicaid payments, claims processing lag time and estimated levels of inventory in the distribution channel and adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience. At December 31, 2011, Tysabri represented approximately 98.8% of the total Medicaid rebates accrual balance of $27.9 million.

(c)	Cash and other discounts

Cash and other discounts include cash discounts, generally at 2% of the sales price, as an incentive for prompt payment by customers in the United States. We account for cash and other discounts by reducing accounts receivable by the full amount of the discounts. We consider factors such as the payment performance of each customer and adjust the accrual and revenue periodically throughout each year to reflect actual experience and future estimates.

(d)	Managed healthcare rebates and other contract discounts

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

Our sales returns accrual is estimated principally based on historical experience, the estimated shelf life of inventory in the distribution channel, price increases and our return goods policy (goods may only be returned six months prior to expiration date and for up to 12 months after expiration date). We also take into account product recalls and introductions of generic products. All of these factors are used to adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience.

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

As described above, there are a number of factors involved in estimating this accrual, but the principal factor relates to our estimate of the shelf life of inventory in the distribution channel. We believe, based upon both the estimated shelf life and also our historical sales returns experience, that the vast majority of this inventory will be sold prior to the expiration dates, and accordingly believe that our sales returns accrual is appropriate. At December 31, 2011, 80.2% of the total sales returns accrual balance of $5.1 million related to Tysabri.

During 2011, we recorded adjustments of $1.7 million (2010: $0.4 million) to decrease the sales returns accrual related to sales made in prior periods.

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

Share-Based Compensation

Share-based compensation expense for all equity-settled awards made to employees and directors is measured and recognized based on estimated grant date fair values. These awards include employee stock options, restricted stock units (RSUs) and stock purchases related to our employee equity purchase plan (EEPP). Share-based compensation cost for RSUs awarded to employees and directors is measured based on the closing fair market value of the Company’s shares on the date of grant. Share-based compensation cost for stock options awarded to employees and directors and shares issued under the EEPP is estimated at the grant date based on each option’s fair value as calculated using an option-pricing model. The value of awards expected to vest is recognized as an expense over the requisite service periods. In 2011, we recognized $35.3 million (2010 and 2009: $31.5 million) relating to equity-settled share-based compensation.

Share-based compensation expense for equity-settled awards to non-employees in exchange for goods or services is based on the fair value of awards on the measurement date, which is the earlier of the date at which the commitment for performance by the non-employees to earn the awards is reached and the date at which the non-employees’ performance is complete. We have determined that the expected vest date is the measurement date for awards granted to non-employees.

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

Contingencies Relating to Actual or Potential Administrative and Legal Proceedings

We are currently involved in legal and administrative proceedings relating to securities matters, patent matters, product liability matters and other matters, some of which are described in Note 30 to the Consolidated Financial Statements. We assess the likelihood of any adverse outcomes to contingencies, including legal matters, as well as potential ranges of probable losses. We record accruals for such contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. If an unfavorable outcome is probable, but the amount of the loss cannot be reasonably estimated, we estimate the range of probable loss and accrue the most probable loss within the range. If no amount within the range is deemed more probable, we accrue the minimum amount within the range. If neither a range of loss nor a minimum amount of loss is estimable, then appropriate disclosure is provided, but no amounts are accrued. As of December 31, 2011, we had accrued $0.7 million (2010: $207.0 million), representing our estimates of liability and costs for the resolution of these matters.

In March 2011, we paid $203.5 million relating to the agreement-in-principle announced in July 2010, which was finalized with the U.S. Attorney’s Office for the District of Massachusetts in December 2010 to resolve all aspects of the U.S. Department of Justice’s investigation of sales and marketing practices for Zonegran (zonisamide), an antiepileptic prescription medicine that we divested in 2004. At December 31, 2010, we held $203.7 million in an escrow account to cover the settlement amount and during 2010, we recorded a $206.3 million reserve charge for the settlement, interest and related costs. This resolution of the Zonegran investigation could give rise to other investigations or litigation by state government entities or private parties.

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

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In September 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) No. 2011-08, “Intangibles — Goodwill and Other: Testing Goodwill for impairment (Topic 350)”, which gives entities the option to first assess qualitative factors to determine whether it is more likely than not (that is, a likelihood of more than 50%) that the fair value of the reporting unit is less than its carrying amount, including goodwill. If, after assessing the relevant qualitative factors, we determine that it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, including goodwill, then the first and second steps of the goodwill impairment test are not performed. If, after assessing the relevant qualitative factors, we determine that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, including goodwill, then the first step of the goodwill impairment test is performed. Previous guidance under Topic 350 required an entity to test goodwill for impairment, on at least an annual basis, by comparing the fair value of a reporting unit with its carrying amount, including goodwill (step one). If the fair value of a reporting unit is less than its carrying amount, then the second step of the test must be performed to measure the amount of the impairment loss, if any. The amendment in this update is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, but early adoption is permitted. We have early adopted the amendment for the 2011 fiscal year annual goodwill impairment review and after assessing the relevant qualitative factors, we determined that it was not more likely than not that the fair value of the reporting unit was less than its carrying amount, including goodwill, so the first and second steps of the goodwill impairment test were not performed.

In May 2011, the FASB issued ASU No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”, which results in common fair value measurement and disclosure requirements in U.S. GAAP and IFRS. The amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. Some of the amendments clarify the FASB’s intent about the application of existing fair value measurement requirements while other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The amendments are effective for fiscal years beginning after December 15, 2011. We do not expect that the adoption of ASU 2011-04 will have an impact on our consolidated financial position, results of operations or cash flows.

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income”, to improve the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income/(loss) (OCI). To increase the prominence of items reported in OCI and to facilitate convergence of U.S. GAAP and IFRS, the FASB decided to eliminate the option to present components of OCI as part of the statement of changes in shareholders’ equity. The amendments require that all non-owner changes in shareholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total OCI, the components of OCI, and the total of comprehensive income. The amendments are effective for fiscal years beginning after December 15, 2011. We do not expect that the adoption of ASU 2011-05 will have an impact on our consolidated financial position, results of operations or cash flows.

A.	RESULTS OF OPERATIONS

2011 Compared to 2010 and 2009 (in millions, except per share amounts)

				% Increase/(Decrease)
	2011	2010	2009	2011/2010	2010/2009
Product revenue	$1,236.1	$1,156.0	$1,094.3	7%	6%
Contract revenue	9.9	13.7	18.7	(28)%	(27)%

Total revenue	1,246.0	1,169.7	1,113.0	7%	5%
Cost of sales	639.7	583.3	560.7	10%	4%

Gross margin	606.3	586.4	552.3	3%	6%
Operating expenses:
Selling, general and administrative expenses	228.7	254.7	268.2	(10)%	(5)%
Research and development expenses	232.5	258.7	293.6	(10)%	(12)%
Net gain on divestment of business	(652.9)	(1.0)	(108.7)	65190%	(99)%
Other net (gains)/charges	(42.2)	56.3	67.3	(175)%	(16)%
Settlement reserve charge	—	206.3	—	(100)%	100%

Total operating (gains)/expenses	(233.9)	775.0	520.4	(130)%	49%

Operating income/(loss)	840.2	(188.6)	31.9	(545)%	(691)%

Net interest and investment gains and losses:
Net interest expense	105.9	117.8	137.9	(10)%	(15)%
Net loss on equity method investments	81.8	26.0	—	215%	100%
Net charge on debt retirement	47.0	3.0	24.4	1467%	(88)%
Net investment gains	(2.6)	(12.8)	(0.6)	(80)%	2033%

Net interest and investment gains and losses	232.1	134.0	161.7	73%	(17)%

Net income/(loss) before income taxes	608.1	(322.6)	(129.8)	(288)%	149%
Provision for income taxes	47.6	2.1	46.4	2167%	(95)%

Net income/(loss)	$560.5	$(324.7)	$(176.2)	(273)%	84%

Basic net income/(loss) per Ordinary Share	$0.95	$(0.56)	$(0.35)	(270)%	60%
Diluted net income/(loss) per Ordinary Share	$0.94	$(0.56)	$(0.35)	(268)%	60%

Pro Forma Reconciliation — Non-GAAP Financial Information

The table above shows the historical results of operations for Elan for each of the years ended December 31, 2011, December 31, 2010 and December 31, 2009, including the EDT business unit that was divested on September 16, 2011. In order to provide a more meaningful discussion of these results of operations, we have presented the analysis of Elan’s results in its two constituent parts. Firstly, we have presented and discussed on page 39 the results of operations for each of the years ended December 31, 2011, December 31, 2010 and December 31, 2009, on a pro forma basis to exclude the results of EDT; and secondly, we have presented and discussed on page 51 the results of operations for the EDT business unit for each of the years ended December 31, 2011, December 31, 2010 and December 31, 2009. The pro forma Elan revenue and operating income/(loss) as presented on page 39 are consistent with the segment results for the BioNeurology business unit for each of the years ended December 31, 2011, December 31, 2010 and December 31, 2009. The EDT revenue and operating income as presented on page 51 are consistent with the segment results for the EDT business unit for each of the years ended December 31, 2011, December 31, 2010 and December 31, 2009.

The following table shows a reconciliation from the Elan results of operations to the pro forma Elan results of operations for each of the years ended December 31, 2011, December 31, 2010 and December 31, 2009 (in millions):

	GAAP Elan	Pro Forma Adjustments to Exclude EDT	Pro Forma Elan	GAAP Elan	Pro Forma Adjustments to Exclude EDT	Pro Forma Elan	GAAP Elan	Pro Forma Adjustments to Exclude EDT	Pro Forma Elan
	2011	2011	2011	2010	2010	2010	2009	2009	2009
Product revenue	$1,236.1	$(168.0)	$1,068.1	$1,156.0	$(261.4)	$894.6	$1,094.3	$(257.2)	$837.1
Contract revenue	9.9	(9.9)	—	13.7	(12.7)	1.0	18.7	(18.7)	—

Total revenue	1,246.0	(177.9)	1,068.1	1,169.7	(274.1)	895.6	1,113.0	(275.9)	837.1
Cost of sales	639.7	(67.0)	572.7	583.3	(118.4)	464.9	560.7	(116.3)	444.4

Gross margin	606.3	(110.9)	495.4	586.4	(155.7)	430.7	552.3	(159.6)	392.7
Operating expenses:
Selling, general and administrative expenses	228.7	(23.8)	204.9	254.7	(38.9)	215.8	268.2	(35.9)	232.3
Research and development expenses	232.5	(34.3)	198.2	258.7	(53.7)	205.0	293.6	(47.5)	246.1
Net gain on divestment of business	(652.9)	—	(652.9)	(1.0)	—	(1.0)	(108.7)	—	(108.7)
Other net (gains)/charges	(42.2)	68.1	25.9	56.3	(2.3)	54.0	67.3	(5.7)	61.6
Settlement reserve charge	—	—	—	206.3	—	206.3	—	—	—

Total operating (gains)/expenses	(233.9)	10.0	(223.9)	775.0	(94.9)	680.1	520.4	(89.1)	431.3

Operating income/(loss)	840.2	(120.9)	719.3	(188.6)	(60.8)	(249.4)	31.9	(70.5)	(38.6)

Net interest and investment gains and losses:
Net interest expense	105.9	(1.0)	104.9	117.8	0.6	118.4	137.9	(1.8)	136.1
Net loss on equity method investment	81.8	—	81.8	26.0	—	26.0	—	—	—
Net charge on debt retirement	47.0	—	47.0	3.0	—	3.0	24.4	—	24.4
Net investment gains	(2.6)	—	(2.6)	(12.8)	—	(12.8)	(0.6)	—	(0.6)

Net interest and investment gains and losses	232.1	(1.0)	231.1	134.0	0.6	134.6	161.7	(1.8)	159.9

Net income/(loss) before income taxes	608.1	(119.9)	488.2	(322.6)	(61.4)	(384.0)	(129.8)	(68.7)	(198.5)
Provision for/(benefit from) income taxes	47.6	(4.2)	43.4	2.1	(9.1)	(7.0)	46.4	(18.0)	28.4

Net income/(loss)	$560.5	$(115.7)	$444.8	$(324.7)	$(52.3)	$(377.0)	$(176.2)	$(50.7)	$(226.9)

PRO FORMA ELAN (excluding EDT)

Pro Forma 2011 Compared to Pro Forma 2010 and Pro Forma 2009 (in millions)

	Pro Forma 2011	Pro Forma 2010	Pro Forma 2009
				% Increase/(Decrease)
				2011/2010	2010/2009
Product revenue	$1,068.1	$894.6	$837.1	19%	7%
Contract revenue	—	1.0	—	(100)%	100%

Total revenue	1,068.1	895.6	837.1	19%	7%
Cost of sales	572.7	464.9	444.4	23%	5%

Gross margin	495.4	430.7	392.7	15%	10%
Operating expenses:
Selling, general and administrative expenses	204.9	215.8	232.3	(5)%	(7)%
Research and development expenses	198.2	205.0	246.1	(3)%	(17)%
Net gain on divestment of business	(652.9)	(1.0)	(108.7)	65190%	(99)%
Other net charges	25.9	54.0	61.6	(52)%	(12)%
Settlement reserve charge	—	206.3	—	(100)%	100%

Total operating (gains)/expenses	(223.9)	680.1	431.3	(133)%	58%

Operating income/(loss)	719.3	(249.4)	(38.6)	(388)%	546%

Net interest and investment gains and losses:
Net interest expense	104.9	118.4	136.1	(11)%	(13)%
Net loss on equity method investments	81.8	26.0	—	215%	100%
Net charge on debt retirement	47.0	3.0	24.4	1467%	(88)%
Net investment gains	(2.6)	(12.8)	(0.6)	(80)%	2033%

Net interest and investment gains and losses	231.1	134.6	159.9	72%	(16)%

Net income/(loss) before income taxes	488.2	(384.0)	(198.5)	(227)%	93%
Provision for/(benefit from) income taxes	43.4	(7.0)	28.4	(720)%	(125)%

Net income/(loss)	$444.8	$(377.0)	$(226.9)	(218)%	66%

Pro Forma Revenue

Total revenue increased 19% to $1,068.1 million from $895.6 million in 2010 and increased by 7% between 2010 and 2009, from $837.1 million in 2009. The increase in both years was primarily driven by increased revenue from Tysabri, offset by the expected reduction in revenues from Maxipime, Azactam and Prialt.

Revenue can be analyzed as follows (in millions):

				% Increase/(Decrease)
	2011	2010	2009	2011/2010	2010/2009
Product revenue:
Tysabri- U.S.	$746.5	$593.2	$508.5	26%	17%
Tysabri- ROW	317.6	258.3	215.8	23%	20%

Total Tysabri	1,064.1	851.5	724.3	25%	18%
Azactam	0.9	27.2	81.4	(97)%	(67)%
Maxipime	0.4	8.2	13.2	(95)%	(38)%
Prialt	—	6.1	16.5	(100)%	(63)%
Royalties	2.7	1.6	1.7	69%	(6)%

Total product revenue	1,068.1	894.6	837.1	19%	7%
Contract revenue	—	1.0	—	(100)%	100%

Total revenue	$1,068.1	$895.6	$837.1	19%	7%

Tysabri

Global in-market net sales of Tysabri can be analyzed as follows (in millions):

	2011	2010	2009	% Increase/(Decrease)
				2011/2010	2010/2009
United States	$746.5	$593.2	$508.5	26%	17%
ROW	764.1	636.8	550.7	20%	16%

Total Tysabri in-market net sales	$1,510.6	$1,230.0	$1,059.2	23%	16%

Tysabri in-market net sales were $1,510.6 million in 2011, $1,230.0 million in 2010 and $1,059.2 million in 2009. The increase in 2011 reflects a 16% increase in units sold, higher pricing in the United States, and favorable exchange rate movements in the rest of world (ROW), partially reduced by a revenue reserve in Italy.

The revenue reserve in Italy relates to a notification received by Biogen Idec from the Italian National Medicines Agency, stating that sales of Tysabri had exceeded a limit established by the agency in 2007. Biogen Idec disagrees with this interpretation, and has filed an appeal seeking a ruling that Biogen Idec’s interpretation is valid and that the position of the agency is unenforceable, and hopes to have resolution in the first half of 2012. As a result of this dispute, Biogen Idec deferred $14.1 million of revenue recognized on in-market sales of Tysabri in Italy during the fourth quarter of 2011, and we expect that they will continue to defer a portion of in-market revenues on future sales of Tysabri for Italy until the matter is resolved. As a consequence of this deferral of in-market sales by Biogen Idec, we deferred $6.9 million of revenue in 2011 related to these sales, reflecting the operating and accounting arrangements between us.

As of the end of December 2011, approximately 64,400 patients were on therapy worldwide, including approximately 30,000 commercial patients in the United States and approximately 33,800 commercial patients in the ROW, representing an increase of 13% over the approximately 57,200 (revised) patients who were on therapy at the end of December 2010. The increase in Tysabri in-market net sales in 2010 reflected increased patient demand across global markets and a higher price in the United States, offset by exchange rate movements, a reduction in average infusions per patient and the impact of U.S. healthcare reform. As of the end of December 2009, approximately 48,400 patients were on therapy worldwide.

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

Tysabri-U.S.

In the U.S. market, we recorded net sales of $746.5 million (2010: $593.2 million; 2009: $508.5 million). Almost all of these sales are in relation to the MS indication.

As of the end of December 2011, approximately 30,000 patients were on commercial therapy in the United States, which represents an increase of 9% over the approximately 27,600 patients who were on therapy at the end of December 2010. As of the end of December 2009, approximately 24,500 patients were on commercial therapy.

Tysabri-ROW

As previously mentioned, in the ROW markets, Biogen Idec is responsible for distribution and we record as revenue our share of the profit or loss on ROW sales of Tysabri, plus our directly incurred expenses on these sales, which are primarily comprised of royalties that we incur and are payable by us to third parties and are reimbursed by the collaboration. In 2011, we recorded ROW revenue of $317.6 million (2010: $258.3 million; 2009: $215.8 million), which was calculated as follows (in millions):

				% Increase/(Decrease)
	2011	2010	2009	2011/2010	2010/2009
ROW in-market sales by Biogen Idec	$764.1	$636.8	$550.7	20%	16%
ROW operating expenses incurred by Elan and Biogen Idec	(349.3)	(303.8)	(280.6)	15%	8%

ROW operating profit generated by Elan and Biogen Idec	414.8	333.0	270.1	25%	23%

Elan’s 50% share of Tysabri ROW collaboration operating profit	207.4	166.5	135.0	25%	23%
Elan’s directly incurred costs	110.2	91.8	80.8	20%	14%

Net Tysabri ROW revenue	$317.6	$258.3	$215.8	23%	20%

As of the end of December 2011, approximately 33,800 patients, principally in the European Union, were on commercial Tysabri therapy, an increase of 17% over the approximately 29,000 (revised) patients at the end of December 2010. As of the end of December 2009, approximately 23,400 patients were on commercial therapy.

Other products

We ceased distributing Azactam as of March 31, 2010 and Maxipime as of September 30, 2010. Our revenue from Azactam decreased by 67% to $27.2 million in 2010 from our 2009 sales level and our revenue from Maxipime decreased 38% to $8.2 million in 2010 from our 2009 sales level.

The revenue for Azactam and Maxipime in 2011 relates to adjustments to discounts and allowances associated with sales prior to the cessation of distribution.

We divested our Prialt assets and rights to Azur in May 2010. Prialt revenue was $6.1 million for 2010 and $16.5 million 2009. Refer to page 45 and Note 6 to the Consolidated Financial Statements for additional information regarding this divestment.

Pro Forma Cost of Sales

Cost of sales were $572.7 million in 2011, compared to $464.9 million in 2010 and $444.4 million in 2009. The increase is primarily attributable to the increased sales of Tysabri. The gross profit margin was 46% in 2011, 48% in 2010 and 47% in 2009. The gross margin increased by 15% in 2011 ($495.4 million), compared to 2010 ($430.7 million), and by 10% in 2010, compared to 2009 ($392.7 million). The increased gross margin in 2011, 2010 and 2009 principally reflects higher sales of Tysabri, which more than offset lower revenues from Maxipime, Azactam, and Prialt.

The Tysabri gross profit margin of 47% in 2011 and 2010 (2009: 45%) is impacted by the profit sharing and operational arrangements in place with Biogen Idec and reflects our gross margin on sales of the product in the United States of 40% in 2011 (2010: 39%; 2009: 37%), and our reported gross margin on ROW sales of 65% (2010: 65%; 2009: 63%). The increase in the gross margin in the United States primarily reflects higher pricing. The ROW gross margin reflects our share of the profit or loss on ROW sales plus our directly incurred expenses on these sales, which are primarily comprised of royalties that we incur and are payable by us to third parties and are reimbursed by the collaboration; offset by the inclusion in cost of sales of these royalties.

Pro Forma Selling, General and Administrative (SG&A) Expenses

SG&A expenses were $204.9 million in 2011, $215.8 million in 2010 and $232.3 million in 2009. The decrease of 5% in SG&A expenses in 2011, compared to 2010, is primarily as a result of lower support costs due to the realignment and restructuring of the R&D organization in 2010.

The decrease of 7% in SG&A expenses in 2010, compared to 2009, principally reflects reduced sales and marketing costs and amortization expense related to Prialt, along with continued cost control.

Pro Forma Research and Development Expenses

R&D expenses were $198.2 million in 2011, $205.0 million in 2010 and $246.1 million in 2009. The decrease of 3% in 2011, compared to 2010, is primarily as a result of lower costs due to the realignment and restructuring of the R&D organization in 2010.

The decrease of 17% in 2010, compared to 2009, primarily relates to the cost savings as a result of the divestment of the AIP in 2009. R&D expenses in 2009 included $92.3 million in relation to the AIP. Excluding the AIP, R&D expenses increased by $51.2 million, principally reflecting increased investment in development activities related to Tysabri.

The AIP was transferred to Janssen AI as part of the Johnson & Johnson Transaction in September 2009. Refer to Note 9 to the Consolidated Financial Statements for additional information on Janssen AI.

Pro Forma Net Gain on Divestment of Business

Disposal of the EDT business

On September 16, 2011, we announced the completion of the merger between Alkermes, Inc. and EDT following the approval of the merger by Alkermes, Inc. shareholders on September 8, 2011. Alkermes, Inc. and EDT were combined under a new holding company incorporated in Ireland named Alkermes plc. In connection with the transaction, we received $500.0 million in cash and 31.9 million ordinary shares of Alkermes plc common stock. At the close of the transaction, we held approximately 25% of the equity of Alkermes plc, with the existing shareholders of Alkermes, Inc. holding the remaining 75% of the equity. Alkermes plc shares are registered in the United States and trade on the NASDAQ stock market. Our equity interest in Alkermes plc was recorded as an equity method investment on the Consolidated Balance Sheet at a carrying amount of $528.6 million, based on the closing share price of $16.57 of Alkermes, Inc. shares on the date of the transaction.

The net gain recorded on divestment of the EDT business amounted to $652.9 million, and was calculated as follows (in millions):

Cash consideration	$500.0
Investment in Alkermes plc	528.6

Total consideration	$1,028.6
Property, plant and equipment	(202.0)
Intangible assets(1)	(53.0)
Working capital and other net assets	(84.5)
Transaction and other costs	(36.2)

Net gain on divestment of business	$652.9

(1)	Includes goodwill of $49.7 million allocated to the EDT business.

Disposal of the AIP business

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

For additional information relating to our equity method investments in Alkermes plc and Janssen AI, refer to Note 9 to the Consolidated Financial Statements.

Pro Forma Other Net Charges

The principal items classified as other net gains and charges include severance, restructuring and other costs, facilities and other asset impairment charges, legal settlements and awards, in-process research and development (IPR&D) costs, a net loss on divestment of the Prialt business and intangible asset impairment charges. These items have been treated consistently from period to period. We believe that disclosure of significant other charges is meaningful because it provides additional information in relation to analyzing certain items.

Other net charges for the years ended December 31 consisted of (in millions):

		2011	2010	2009
(a)	Severance, restructuring and other costs	$10.4	$17.3	$23.3
(b)	Facilities and other asset impairment charges	15.5	16.7	16.1
(c)	Legal settlements and awards	—	12.5	(13.4)
(d)	In-process research and development costs	—	6.0	5.0
(e)	Divestment of Prialt business	—	1.5	—
(f)	Intangible asset impairment charges	—	—	30.6

Total other net charges		$25.9	$54.0	$61.6

(a)	Severance, restructuring and other costs

During 2011, we incurred severance, restructuring and other costs of $10.4 million, principally relating to the reduction in our general and administrative (G&A) and other support activities following the divestment of the EDT business.

During 2010 and 2009, we incurred severance and restructuring charges of $17.3 million and $23.3 million, respectively, principally associated with a realignment and restructuring of our R&D organization, and reduction of related support activities.

(b)	Facilities and other asset impairment charges

During 2011, we incurred facilities and other asset impairment charges of $15.5 million, which is comprised of asset impairment charges of $3.6 million and lease charges of $11.9 million relating to the consolidation of our facilities in South San Francisco and the closure of EDT’s King of Prussia, Pennsylvania site.

During 2010, we incurred facilities and other asset impairment charges of $16.7 million, which included asset impairment charges of $11.0 million and lease charges of $5.7 million relating to a consolidation of facilities in South San Francisco as a direct result of the realignment of our business.

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

During 2010, we reached an agreement in principle with the direct purchaser class plaintiffs with respect to nifedipine. As part of the settlement, we agreed to pay $12.5 million in settlement of all claims associated with the litigation. In January 2011, the U.S. District Court for the District of Columbia approved the settlement and dismissed the case.

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

(d)	In-process research and development costs

In December 2010, we modified our Collaboration Agreement with Transition and, in connection with this modification, Transition elected to exercise its opt-out right under the original agreement. Under this amendment, we agreed to pay Transition $9.0 million, which is included in IPR&D charges in 2010. The $9.0 million payment was made in January 2011. Under the modified Collaboration Agreement, Transition will be eligible to receive a further $11.0 million payment from us upon the commencement of the next ELND005 clinical trial, and will no longer be eligible to receive a $25.0 million milestone payment that would have been due upon the commencement of a Phase 3 trial for ELND005 under the terms of the original agreement.

As a consequence of Transition’s decision to exercise its opt-out right, it will no longer fund the development or commercialization of ELND005 and has relinquished its 30% ownership of ELND005 to us. Consistent with the terms of the original agreement, following its opt-out decision, Transition will be entitled to receive milestone payments of up to $93.0 million (in addition to the $11.0 million described above), along with tiered royalty payments on net sales of ELND005 ranging in percentage from a high single digit to the mid teens, depending on future level of sales.

IPR&D charges in 2010 also included a credit of $3.0 million associated with the termination of the License Agreement with PharmatrophiX Inc. (PharmatrophiX). We recorded a $5.0 million IPR&D charge in 2009 upon entering into this agreement with PharmatrophiX.

(e)	Divestment of Prialt business

We divested our Prialt assets and rights to Azur in May 2010 and recorded a net loss on divestment of $1.5 million, which is comprised of total consideration of $14.6 million less the net book value of Prialt assets and transaction costs. Total consideration comprises cash proceeds received in 2010 of $5.0 million and the present value of deferred non-contingent consideration of at the close of the transaction of $9.6 million, which is expected to be received during 2012. We are also entitled to receive additional performance-related milestones and royalties.

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

Pro Forma Net Interest Expense

Net interest expense was $104.9 million in 2011, $118.4 million in 2010 and $136.1 million in 2009.

The decrease of 11% in the net interest expense in 2011 compared to 2010 and 13% in 2010 compared to 2009 is primarily due to debt refinancing transactions in 2009, 2010 and 2011. During 2009, 2010 and 2011, we repaid or refinanced $2.0 billion in debt as follows (in millions):

	2011	2010	2009	Total
2011 Fixed Rate Notes	$—	$—	$(850.0)	$(850.0)
2011 Floating Rate Notes	—	(300.0)	—	(300.0)
2013 Floating Rate Notes	(10.5)	(139.5)	—	(150.0)
2013 Fixed Rate Notes	(449.5)	(15.5)	—	(465.0)
2016 Notes issued October 2009	(152.9)	—	—	(152.9)
2016 Notes issued August 2010	(47.6)	—	—	(47.6)

Total aggregate principal amount of debt redeemed	(660.5)	(455.0)	(850.0)	(1,965.5)

2016 Notes issued October 2009	—	—	625.0	625.0
2016 Notes issued August 2010	—	200.0	—	200.0

Total aggregate principal amount of debt issued	—	200.0	625.0	825.0

Net reduction in total aggregate principal amount of debt	$(660.5)	$(255.0)	$(225.0)	$(1,140.5)

Pro Forma Net Loss on Equity Method Investments

Losses on equity method investments for the years ended December 31 consisted of the following (in millions):

	2011	2010
Janssen AI	$78.4	$26.0
Proteostasis	2.7	—
Alkermes plc	0.7	—

Total	$81.8	$26.0

Janssen AI

In September 2009, Janssen AI, a newly formed subsidiary of Johnson & Johnson, acquired substantially all of the assets and rights related to our AIP collaboration with Wyeth (which has been acquired by Pfizer). Johnson & Johnson also committed to fund up to $500.0 million towards the further development and commercialization of the AIP to the extent the funding is required by the collaboration. In the event that either an AIP product reaches market and Janssen AI is in a positive operating cash flow position, or the AIP is terminated before the initial $500.0 million funding commitment has been drawn down, Johnson & Johnson is not required to contribute the full $500.0 million. Any required additional expenditures in respect of Janssen AI’s obligations under the AIP collaboration in excess of the initial $500.0 million funding commitment is required to be funded by Elan and Johnson & Johnson in proportion to their respective shareholdings up to a maximum additional commitment of $400.0 million in total. Based on current spend levels, we anticipate that we will be called upon to provide funding to Janssen AI commencing in the second quarter of 2012. In the event that further funding is required beyond the $400.0 million, such funding will be on terms determined by the board of Janssen AI, with Johnson & Johnson and Elan having a right of first offer to provide additional funding. If we fail to provide our share of the $400.0 million commitment or any additional funding that is required for the development of the AIP, and if Johnson & Johnson elects to fund such an amount, our interest in Janssen AI could, at the option of Johnson & Johnson, be commensurately reduced.

In consideration for the transfer of these assets and rights, we received a 49.9% equity interest in Janssen AI. In general, Elan is entitled to a 49.9% share of all net profits generated by Janssen AI beginning from the date

Janssen AI becomes net profitable and certain royalty payments upon the commercialization of products under the AIP collaboration.

As of December 31, 2011, the carrying value of our Janssen AI equity method investment of $130.6 million (2010: $209.0 million) is approximately $185 million (2010: $120 million) below our share of Janssen AI’s reported book value of its net assets. This difference relates to the lower estimated value of Janssen AI’s AIP assets when the equity method investment was initially recorded, and the asset created by the Johnson & Johnson $500.0 million contingent funding commitment. In relation to the AIP assets, in the event that an AIP product reaches market, our proportionate share of Janssen AI’s reported results will be adjusted over the estimated remaining useful lives of those assets to recognize the difference in the carrying values. In relation to the Johnson & Johnson contingent funding commitment asset, the differences in the carrying values is being amortized to the Consolidated Statement of Operations on a pro rata basis; based on the actual amount of Janssen AI losses that are solely funded by Johnson & Johnson in each period as compared to the total $500 million, which is the total amount we estimate will be solely funded by Johnson & Johnson.

During 2011, we recorded amortization expense of $50.9 million (2010: $26.0 million; 2009: $Nil) related to the basis differences between the cost of our equity method investment and the amount of our underlying equity in Janssen AI’s reported net assets.

Under the equity method, investors are required to recognize their share of the earnings or losses of an investee in the periods for which they are reported in the financial statements of the investee as this is normally considered an appropriate means of recognizing increases or decreases in the economic resources underlying the investments. However, Johnson & Johnson has committed to wholly fund up to an initial $500.0 million of development and commercialization expenses incurred by Janssen AI so the recognition by Elan of a share of Janssen AI losses that are solely funded by Johnson & Johnson’s $500.0 million commitment would result in an inappropriate decrease in Elan’s share of the economic resources underlying the investment in Janssen AI. Accordingly, until the $500.0 million funding commitment is fully utilized, we have applied the HLBV method to determine how an increase or decrease in net assets of Janssen AI affects Elan’s interest in the net assets of Janssen AI on a period by period basis. Under the HLBV method, an investor determines its share of the earnings or losses of an investee by determining the difference between its claim on the investee’s book value at the end and beginning of the period. After adjusting for the basis differences described above, Elan’s claim on Janssen AI’s book value as of December 31, 2011 was $117.3 million (2010: $117.3 million).

The net loss on the Janssen AI equity method investment for the year ended December 31, 2011 of $78.4 million (2010: $26.0 million; 2009: $Nil) was comprised of amortization expense of $50.9 million (2010: $26.0 million; $2009: $Nil) related to the basis differences described above and $27.5 million (2010: $Nil; 2009: $Nil) to correct an immaterial error from prior periods relating to our accounting for our equity method investment in Janssen AI.

As of December 31, 2011, the remaining unspent amount of the initial $500.0 million funding commitment was $57.6 million (2010: $272.0 million).

Alkermes plc

In connection with the divestment of our EDT business on September 16, 2011, we received 31.9 million ordinary shares of Alkermes plc, which represented approximately 25% of the equity of Alkermes plc at the close of the transaction. Our equity interest in Alkermes plc was recorded as an equity method investment on the Consolidated Balance Sheet at a carrying amount of $528.6 million, based on the closing share price of $16.57 of Alkermes, Inc. shares on the date of the transaction. The carrying amount is approximately $300 million below our share of the book value of the net assets of Alkermes plc. Based on our preliminary assessment of the fair value of the net assets of Alkermes plc on the date of the transaction, this difference principally relates to identifiable intangible assets and goodwill attributable to the Alkermes, Inc. business prior to its acquisition of EDT. We recognize our share of the earnings or losses of Alkermes plc on a one-quarter time lag as Alkermes plc’s financial information is generally not publicly available when our quarterly and annual results are reported.

For the year ended December 31, 2011, we recorded a net loss on the equity method investment of $0.7 million, on a one-quarter time lag basis, representing our share of the net losses of Alkermes plc from the date of acquisition of the equity interest on September 16, 2011 through September 30, 2011.

Proteostasis

In May 2011, we entered into a strategic business relationship with Proteostasis to advance Proteostasis’ platform for the discovery and development of disease-modifying, small molecule drugs and diagnostics for the treatment of neurodegenerative disorders such as Parkinson’s disease, Huntington’s disease, MS, ALS, and a broad array of dementia-related diseases including Alzheimer’s.

Under terms of the agreement, we invested $20.0 million into equity capital of Proteostasis and became a 24% shareholder. We have the opportunity to invest an additional $30 million in collaboration funding over five years and obtained a right of first negotiation to exclusively license potential compounds. Our chief executive officer (CEO), Kelly Martin, has joined the Board of Directors of Proteostasis and our chief scientific officer, Dale Schenk, has joined Proteostasis’ Scientific Advisory Board.

Our $20.0 million equity interest in Proteostasis has been recorded as an equity method investment on the Consolidated Balance Sheet. The net loss recorded on the equity method investment in 2011 was $2.7 million, representing our share of the net losses of Proteostasis from the date of acquisition of the equity interest on May 20, 2011 through December 31, 2011.

Pro Forma Net Investment Gains

Net investment gains were $2.6 million in 2011, compared to $12.8 million in 2010 and $0.6 million in 2009.

The net investment gains in 2011 are primarily related to the disposal of investment securities. The net investment gains in 2010 include a gain of $7.9 million related to a recovery realized on a previously impaired investment in auction rate securities (ARS) and gains on disposal of investment securities of $4.9 million.

The net investment gains in 2009 primarily related to gains realized from a fund that had previously been reclassified from cash equivalents to investments due to dislocations in the capital markets. We fully redeemed our remaining holding in this fund during 2010.

The framework used for measuring the fair value of our investment securities, is described in Note 27 to the Consolidated Financial Statements.

Pro Forma Net Charge on Debt Retirement

2011

In 2011, following the divestment of EDT, we redeemed the outstanding aggregate principal amount of the 8.875% Senior Fixed Rate Notes due 2013 (the 2013 Fixed Rate Notes) of $449.5 million and the outstanding aggregate principal amount of the Senior Floating Rate Notes Due 2013 (the 2013 Floating Rate Notes) of $10.5 million. We also redeemed $152.9 million of the outstanding aggregate principal amount of the 8.75% Senior Notes due 2016 issued October 2009 (the 2016 Notes issued October 2009) and $47.6 million of the outstanding aggregate principal amount of the 8.75% Senior Notes due 2016 issued August 2010 (the 2016 Notes issued August 2010). Refer to Note 22 for additional information on the 2011 debt redemptions.

We recorded a net charge on debt retirement of $47.0 million in 2011 in connection with the redemption of this debt. This was comprised of early redemption premiums of $33.4 million, the write-off of unamortized deferred financing costs and original issue discounts of $10.2 million and transaction costs of $3.4 million.

2010

During 2010, we redeemed the $300.0 million in aggregate principal amount of the Senior Floating Rate Notes due November 15, 2011 (2011 Floating Rate Notes). We also redeemed $15.5 million of the outstanding aggregate principal amount of the 2013 Fixed Rate Notes and $139.5 million of the outstanding aggregate principal amount of the 2013 Floating Rate Notes. Refer to Note 22 for additional information on the 2010 debt redemptions.

We recorded a net charge on debt retirement of $3.0 million in 2010 in connection with the redemption of this debt, relating to the write-off of unamortized deferred financing costs associated with these notes.

2009

During 2009, we redeemed the full $850.0 million in aggregate principal amount of the 7.75% Senior Fixed Rate Notes due November 15, 2011 (2011 Fixed Rate Notes). We recorded a net charge on debt retirement of the 2011 Fixed Rate Notes of $24.4 million, comprised of an early redemption premium of $16.4 million, a write-off of unamortized deferred financing costs of $6.7 million and transaction costs of $1.3 million.

For additional information related to our debt, please refer to Note 22.

Pro Forma Provision for/(Benefit from) Income Taxes

For a discussion of the provision for income taxes for Elan and the pro forma adjustments relating to EDT for each of the years ended December 31, 2011, December 31, 2010 and December 31, 2009, refer to page 54.

Adjusted EBITDA — Non-GAAP Financial Information

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

Adjusted EBITDA is defined as net income or loss plus or minus net interest expense, provision for income taxes, depreciation and amortization of costs and revenue, share-based compensation, net gain on divestment of business, other net (gains)/charges, net loss on equity method investments, net charge on debt retirement, net investment gains and settlement reserve charge. Adjusted EBITDA is not presented as, and should not be considered an alternative measure of, operating results or cash flows from operations, as determined in accordance with U.S. GAAP.

The following table shows a reconciliation from the Elan net income/(loss) to the Adjusted EBITDA and pro forma Adjusted EBITDA for each of the years ended December 31, 2011, December 31, 2010 and December 31, 2009 (in millions):

	Elan	Pro Forma Adjustments to Exclude EDT	Pro Forma Elan	Elan	Pro Forma Adjustments to Exclude EDT	Pro Forma Elan	Elan	Pro Forma Adjustments to Exclude EDT	Pro Forma Elan
	2011	2011	2011	2010	2010	2010	2009	2009	2009
Net income/(loss)	$560.5	$(115.7)	$444.8	$(324.7)	$(52.3)	$(377.0)	$(176.2)	$(50.7)	$(226.9)
Net interest expense	105.9	(1.0)	104.9	117.8	0.6	118.4	137.9	(1.8)	136.1
Provision for/(benefit from) income taxes	47.6	(4.2)	43.4	2.1	(9.1)	(7.0)	46.4	(18.0)	28.4
Depreciation and amortization	35.8	(7.8)	28.0	63.3	(33.0)	30.3	75.0	(33.8)	41.2
Amortized fees, net	(0.5)	—	(0.5)	(0.3)	0.2	(0.1)	(0.2)	—	(0.2)

EBITDA	749.3	(128.7)	620.6	(141.8)	(93.6)	(235.4)	82.9	(104.3)	(21.4)
Share based compensation	32.6	(5.7)	26.9	30.5	(7.9)	22.6	31.0	(7.2)	23.8
Net gain on divestment of business	(652.9)	—	(652.9)	(1.0)	—	(1.0)	(108.7)	—	(108.7)
Other net (gains)/charges	(42.2)	68.1	25.9	56.3	(2.3)	54.0	67.3	(5.7)	61.6
Net loss on equity method investments	81.8	—	81.8	26.0	—	26.0	—	—	—
Net charge on debt retirement	47.0	—	47.0	3.0	—	3.0	24.4	—	24.4
Net investment gains	(2.6)	—	(2.6)	(12.8)	—	(12.8)	(0.6)	—	(0.6)
Settlement reserve charge	—	—	—	206.3	—	206.3	—	—	—

Adjusted EBITDA	$213.0	$(66.3)	$146.7	$166.5	$(103.8)	$62.7	$96.3	$(117.2)	$(20.9)

In 2011, we reported pro forma Adjusted EBITDA of $146.7 million, compared to pro forma Adjusted EBITDA of $62.7 million in 2010. The improvement reflects the 19% increase in revenue and a 4% decrease in combined SG&A and R&D expenses.

In 2010, we reported pro forma Adjusted EBITDA of $62.7 million, compared to a negative pro forma Adjusted EBITDA of $20.9 million in 2009. The improvement reflects the 7% increase in revenue, improved operating margins and a 12% decrease in combined SG&A and R&D expenses.

The following table shows a reconciliation from the Elan net income/(loss) to the pro forma Adjusted EBITDA for each of the years ended December 31, 2008 and December 31, 2007 (in millions):

	Elan	Pro Forma Adjustments to Exclude EDT	Pro Forma Elan	Elan	Pro Forma Adjustments to Exclude EDT	Pro Forma Elan
	2008	2008	2008	2007	2007	2007
Net income/(loss)	$(71.0)	$(94.1)	$(165.1)	$(405.0)	$(82.3)	$(487.3)
Net interest expense	132.0	0.5	132.5	113.1	0.2	113.3
Provision for/(benefit from) income taxes	(226.3)	7.8	(218.5)	6.9	(2.7)	4.2
Depreciation and amortization	70.1	(36.6)	33.5	118.3	(36.8)	81.5
Amortized fees, net	(2.5)	2.5	—	(11.4)	8.7	(2.7)

EBITDA	(97.7)	(119.9)	(217.6)	(178.1)	(112.9)	(291.0)
Share based compensation	46.0	(9.9)	36.1	43.4	(10.2)	33.2
Other net charges	34.2	—	34.2	84.6	(3.6)	81.0
Net investment losses	21.8	—	21.8	0.9	—	0.9
Net charge on debt retirement	—	—	—	18.8	—	18.8

Adjusted EBITDA	$4.3	$(129.8)	$(125.5)	$(30.4)	$(126.7)	$(157.1)

ELAN DRUG TECHNOLOGIES

The results of operations for the EDT business are set out below. The 2011 amounts include the results of the EDT business for the period up to September 16, 2011, the date of divestment of the EDT business.

2011 Compared to 2010 and 2009 (in millions)

				% Increase/(Decrease)
	2011	2010	2009	2011/2010	2010/2009
Product revenue	$168.0	$261.4	$257.2	(36)%	2%
Contract revenue	9.9	12.7	18.7	(22)%	(32)%

Total revenue	177.9	274.1	275.9	(35)%	(1)%
Cost of sales	67.0	118.4	116.3	(43)%	2%

Gross margin	110.9	155.7	159.6	(29)%	(2)%
Operating expenses:
Selling, general and administrative expenses	23.8	38.9	35.9	(39)%	8%
Research and development expenses	34.3	53.7	47.5	(36)%	13%
Other net (gains)/charges	(68.1)	2.3	5.7	(3061)%	(60)%

Total operating (gains)/expenses	(10.0)	94.9	89.1	(111)%	7%

Operating income	$120.9	$60.8	$70.5	99%	(14)%

Adjusted EBITDA	$66.3	$103.8	$117.2	(36)%	(11)%

Reconciliation of EDT operating income to Adjusted EBITDA (in millions)

				% Increase/(Decrease)
	2011	2010	2009	2011/2010	2010/2009
Operating income	$120.9	$60.8	$70.5	99%	(14)%
Depreciation and amortization	7.8	33.0	33.8	(76)%	(2)%
Amortized fees, net	—	(0.2)	—	(100)%	100%
Share based compensation expense	5.7	7.9	7.2	(28)%	10%
Other net (gains)/charges	(68.1)	2.3	5.7	(3061)%	(60)%

Adjusted EBITDA	$66.3	$103.8	$117.2	(36)%	(11)%

EDT Revenue

Revenue from the EDT business for the period up to September 16, 2011, when the EDT business was divested by Elan, was $177.9 million compared to $274.1 million in 2010 and $275.9 million in 2009. The EDT revenue can be analyzed as follows (in millions):

				% Increase/(Decrease)
	2011	2010	2009	2011/2010	2010/2009
Product revenue:
Manufacturing revenue and royalties:
TriCor® 145	$35.5	$54.5	$61.6	(35)%	(12)%
Focalin® XR/Ritalin® LA	25.9	33.0	32.6	(22)%	1%
Ampyra®	22.6	56.8	—	(60)%	100%
Verelan®	18.1	21.8	22.1	(17)%	(1)%
Naprelan	5.9	12.6	16.0	(53)%	(21)%
Skelaxin®	—	5.9	34.9	(100)%	(83)%
Other	60.0	76.8	90.0	(22)%	(15)%

Total product revenue from the EDT business	168.0	261.4	257.2	(36)%	2%

Contract revenue:
Research revenue	6.0	8.2	8.2	(27%)	—
Milestone payments	3.9	4.5	10.5	(13)%	(57)%

Total contract revenue from the EDT business	9.9	12.7	18.7	(22)%	(32)%

Total revenue from the EDT business	$177.9	$274.1	$275.9	(35)%	(1)%

Manufacturing revenue and royalties comprised revenue earned from products EDT manufactured for clients and royalties earned principally on sales by clients of products that incorporate EDT’s technologies.

Manufacturing revenue and royalties for the period up to September 16, 2011 were $168.0 million compared to $261.4 in 2010 and $257.2 million in 2009. The decrease in 2011 was principally due to the divestment of EDT on September 16, 2011 and the timing of Ampyra revenues. The manufacturing and royalty revenue recorded for Ampyra in 2010 of $56.8 million included shipments to Acorda Therapeutics Inc. (Acorda) to satisfy Acorda’s initial stocking requirements for the launch of the product in March 2010, as well as build-up of safety stock supply. Elan recorded revenue upon shipment of Ampyra to Acorda, as this revenue was not contingent upon ultimate sale of the shipped product by Acorda or its customers. Consequently, revenue varied with shipments and was not based directly on in-market sales. The increase in 2010 was primarily due to the Ampyra launch, offset by the expected reduced revenues from Skelaxin.

Except as noted above, no other single product accounted for more than 10% of EDT manufacturing revenue and royalties in 2011, 2010 or 2009. The royalties on products not manufactured by EDT were 34% of total manufacturing revenue and royalties in 2011 (2010: 32%; 2009: 47%).

Contract revenue

Contract revenue was $9.9 million for the period up to September 16, 2011, $12.7 million in 2010 and $18.7 million in 2009. Contract revenue consisted of research revenue, license fees and milestones arising from R&D activities performed on behalf of third parties. The changes between years in contract revenue were primarily due to the level of external R&D projects and the timing of when milestones were earned.

EDT Cost of Sales

Cost of sales were $67.0 million for the period up to September 16, 2011, compared to $118.4 million in 2010 and $116.3 million in 2009. The gross profit margin was 62% in 2011, 57% in 2010 and 58% in 2009. The decreased gross profit margin in 2011 primarily reflected the timing of divestment of the EDT business and the Ampyra launch in 2010. The decreased gross profit margin in 2010 primarily reflected lower revenues from Skelaxin and TriCor 145, offset by the Ampyra launch.

EDT Selling, General and Administrative Expenses

SG&A expenses were $23.8 million for the period to September 16, 2011, $38.9 million in 2010 and $35.9 million in 2009. The decrease of 39% in SG&A expenses in 2011, compared to 2010, primarily reflected the timing of divestment of the EDT business. The increase of 8% in SG&A expenses in 2010, compared to 2009, was primarily due to higher legal costs.

EDT Research and Development Expenses

R&D expenses were $34.3 million for the period to September 16, 2011, $53.7 million in 2010 and $47.5 million in 2009. The decrease of 36% in R&D expenses in 2011, compared to 2010, primarily reflected the timing of divestment of the EDT business. The increase in R&D expenses of 13% in 2010, compared to 2009, was primarily attributable to increased investment in development activities.

EDT Other Net (Gains)/Charges

During 2011, EDT incurred severance, restructuring and other costs of $10.0 million (2010: $2.3 million; 2009: $5.7 million), and facilities charges of $6.4 million (2010: $Nil; 2009: $Nil) arising from the closure of the King of Prussia, Pennsylvania site in 2011, offset by legal settlement gains of $84.5 million (2010: $Nil; 2009: $Nil). The severance, restructuring and other costs of $2.3 million in 2010 and $5.7 million in 2009 arose from the realignment of resources to meet our business structure.

In June 2008, a jury ruled in the U.S. District Court for the District of Delaware that Abraxis Biosciences, Inc. (Abraxis, since acquired by Celgene Corporation) had infringed a patent owned by us in relation to the application of NanoCrystal® technology to Abraxane®. We were awarded $55 million, applying a royalty rate of 6% to sales of Abraxane from January 1, 2005 through June 13, 2008 (the date of the verdict), though the judge had yet to rule on post-trial motions or enter the final order. This award and damages associated with the continuing sales of the Abraxane product were subject to interest. In February 2011, we entered into an agreement with Abraxis to settle this litigation. As part of the settlement agreement with Abraxis, we received $78.0 million in full and final settlement in March 2011 and recorded a gain of this amount. No continuing royalties will be received by us in respect of Abraxane.

During 2011, we entered into an agreement with Alcon Laboratories, Inc. (Alcon) to settle litigation in relation to the application of NanoCrystal technology. As part of the settlement agreement with Alcon, we received $6.5 million in full and final settlement.

EDT Provision for Income Taxes Adjustments

For a discussion of the provision for income taxes for Elan and the pro forma adjustments relating to EDT for each of the years ended December 31, 2011, December 31, 2010 and December 31, 2009, refer to the section below.

Provision for Income Taxes

Elan

We had a net tax provision of $47.6 million for 2011, compared to $2.1 million in 2010 and $46.4 million for 2009.

The overall tax provision for 2011 was $47.6 million (2010: $4.5 million; 2009: $50.0 million). No amount has been debited to shareholders’ equity in 2011 (2010: $2.4 million expense; 2009: $3.6 million expense) to reflect the net shortfalls related to equity awards. The entire $47.6 million (2010: $2.1 million; 2009: $46.4 million) is allocated to ordinary activities.

The 2011 tax provision reflects federal and state taxes at standard rates in jurisdictions in which we operate, foreign withholding tax and includes a deferred tax expense of $51.0 million for 2011 (2010: $0.1 million; 2009: $36.8 million).

Of the $51.1 million foreign deferred tax expense, $40.0 million arises due to the application of new state tax income attribution rates. Following the introduction of these new rates, we no longer expect to benefit from certain state tax loss and credit carry forwards and reduced our state DTA by this amount. We recognised these tax benefits in 2008 when it was considered more likely than not that we would be able to utilize these tax benefits.

Pro Forma Adjustments

The pro forma adjustment relating to the exclusion of EDT for 2011 was $4.2 million (2010: $9.1 million; 2009: $18.0 million). These adjustments were based on EDT’s U.S. book income at standard U.S. tax rates. In calculating these adjustments, no taxes have been attributed to EDT’s Irish book income due to the availability of tax losses when EDT was part of the Elan group.

B.	Liquidity and Capital Resources

Cash and Cash Equivalents, Liquidity and Capital Resources

Our liquid and capital resources at December 31 were as follows (in millions):

	2011	2010		Increase/ (Decrease)
Cash and cash equivalents	$271.7	$422.5		(36)%
Restricted cash and cash equivalents — current	2.6	208.2	(1)	(99)%
Investment securities — current	0.3	2.0		(85)%
Shareholders’ equity	801.8	194.3		313%
Total aggregate principal amount of debt(2)	624.5	1,285.0		(51)%

(1)

Current restricted cash and cash equivalents as of December 31, 2010 included $203.7 million held in an escrow account in relation to the Zonegran settlement. Refer to Note 7 to the Consolidated Financial Statements for additional information.

(2)	Refer to Note 22 to the Consolidated Financial Statements for a reconciliation of the aggregate principal amount of the debt to the carrying amount.

As of December 31, 2011, our total cash and cash equivalents, current restricted cash and cash equivalents, and current investment securities of $274.6 million (2010: $632.7 million) included $235.8 million (2010: $435.8 million) that was held by foreign subsidiaries in the following jurisdictions:

	2011	2010		Increase/ (Decrease)
United States	$172.8	$371.7	(1)	(54)%
Bermuda	38.0	51.3		(26)%
Other	25.0	12.8		95%

Total	$235.8	$435.8		(46)%

(1)

The amount as of December 31, 2010 includes current restricted cash and cash equivalents of $203.7 million held in an escrow account in relation to the Zonegran settlement. Refer to Note 7 to the Consolidated Financial Statements for additional information.

There are currently no restrictions that would have a material adverse impact on the parent company or consolidated liquidity of Elan in relation to the intercompany transfer of cash held by our foreign subsidiaries.

We have historically financed our operating and capital resource requirements through cash flows from operations, sales of investment securities and borrowings. We consider all highly liquid deposits with a maturity on acquisition of three months or less to be cash equivalents. Our primary source of funds as of December 31, 2011, consisted of cash and cash equivalents of $271.7 million, which primarily comprise of bank deposits and holdings in U.S. Treasuries funds.

On September 16, 2011 we completed the sale of our EDT business unit to Alkermes Inc. and received $500.0 million in cash consideration and 31.9 million ordinary shares of Alkermes plc. Following the EDT divestment, we retired 51%, or $660.5 million, in principal amount of our outstanding debt. The remaining principal amount outstanding had been reduced from $1,285.0 million at December 31, 2010 to $624.5 million at December 31, 2011, with all of this remaining balance falling due in October 2016. Our cash and cash equivalents balance has been reduced from $422.5 million to $271.7 million as result of these transactions.

At December 31, 2011, our shareholders’ equity was $801.8 million, compared to $194.3 million at December 31, 2010. The increase is primarily due to the gain on divestment of the EDT business in 2011. Refer to Note 5 to the Consolidated Financial Statements for additional information on this divestment.

The 31.9 million ordinary shares of Alkermes plc received in connection with the EDT divestment represented approximately 25% of the equity of Alkermes plc at the close of the transaction on September 16, 2011. Our equity interest in Alkermes plc was recorded as an equity method investment on the Consolidated Balance Sheet at a carrying amount of $528.6 million, based on the closing share price of $16.57 of Alkermes, Inc. shares on the date of the transaction. The fair value of our Alkermes plc shares at December 31, 2011 was $553.8 million or $17.36 per share. Our shareholding in Alkermes plc is subject to three interlinked lock-up periods, the first of which expires six months after the date of divestment.

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

We commit substantial resources to our R&D activities, including collaborations with third parties such as Biogen Idec for the development of Tysabri. We expect to commit significant cash resources to the development and commercialization of products in our development pipeline. Refer to Item 5F. “Tabular Disclosure of

Contractual Obligations” for details of our commitments to provide funding to Janssen AI, which we expect to commence in the second quarter of 2012.

We continually evaluate our liquidity requirements, capital needs and availability of resources in view of, among other things, alternative uses of capital, debt service requirements, the cost of debt and equity capital and estimated future operating cash flow. We may raise additional capital; restructure or refinance outstanding debt; repurchase material amounts of outstanding debt (the 2016 Notes issued October 2009 and the 2016 Notes issued August 2010) or equity; consider the sale of interests in subsidiaries, investment securities or other assets, including our shares in Alkermes plc (subject to the lock-up restrictions described above); or take a combination of such steps or other steps to increase or manage our liquidity and capital resources. Any such actions or steps, including any repurchase of outstanding debt or equity, could be material. In the normal course of business, we may investigate, evaluate, discuss and engage in future company or product acquisitions, capital expenditures, investments and other business opportunities. In the event of any future acquisitions, capital expenditures, investments or other business opportunities, we may consider using available cash or raising additional capital, including the issuance of additional debt.

Cash Flow Summary

The components of the net decrease/increase in cash and cash equivalents at December 31 were as follows (in millions):

	2011	2010	2009
Net cash (used in)/provided by operating activities	$(120.2)	$68.2	$(86.3)
Net cash provided by/(used in) investing activities	660.5	(216.0)	(56.8)
Net cash (used in)/provided by financing activities	(691.0)	(266.1)	604.1
Effect of exchange rate changes on cash	(0.1)	(0.1)	0.2

Net (decrease)/increase in cash and cash equivalents	(150.8)	(414.0)	461.2

Cash and cash equivalents at beginning of year	422.5	836.5	375.3

Cash and cash equivalents at end of year	$271.7	$422.5	$836.5

Operating Activities

The components of net cash provided by/used in operating activities at December 31 were as follows (in millions):

	2011	2010	2009
Adjusted EBITDA	$213.0	$166.5	$96.3
Net interest and tax	(98.1)	(114.5)	(141.9)
Divestment of business — transaction costs	(34.1)	1.0	(18.5)
Other net charges	(153.0)	(42.8)	(18.8)
Working capital (increase)/decrease	(48.0)	58.0	(3.4)

Net cash (used in)/provided by operating activities	$(120.2)	$68.2	$(86.3)

Net cash used in operating activities was $120.2 million in 2011 (2010: provided $68.2 million; 2009: used $86.3 million).

The improvement in Adjusted EBITDA net cash inflow from $166.5 million in 2010 to $213.0 million in 2011 was primarily driven by the 7% increase in revenue and a 10% decrease in combined SG&A and R&D expenses.

The improvement in Adjusted EBITDA net cash inflow from $96.3 million in 2009 to $166.5 million in 2010 reflected the 5% increase in revenue, the improved operating margins and a 9% decrease in combined SG&A and R&D expenses.

Net interest and tax are discussed further on page 45 for net interest expense and on page 54 for income taxes. The interest and tax expenses within net cash used in operating activities exclude net non-cash charges of $55.4 million in 2011 (2010: $5.4 million; 2009: $42.4 million), comprised of net non-cash interest expenses of $4.4 million in 2011 (2010: $5.3 million; 2009: $5.6 million) and a net non-cash tax charge of $51.0 million (2010: $0.1 million; 2009: $36.8 million).

The divestment of business charge of $34.1 million in 2011 includes the transaction costs and other cash charges related to the divestment of EDT. The divestment of business gain of $1.0 million in 2010 included the release of accruals for transaction costs associated with the divestment of the AIP business which took place in 2009. The charge of $18.5 million in 2009 includes the transaction costs and other cash charges related to the divestment of the AIP.

The other net charges of $153.0 million in 2011 (2010: $42.8 million; 2009: $18.8 million) were principally related to the other net charges described on pages 43 to 45 and page 53, adjusted to exclude non-cash other charges of $11.1 million in 2011 (2010: $13.5 million; 2009: $48.5 million). The net cash outflow in 2011 is primarily attributable to the settlement reserve charge outflow of $206.3 million related to the Zonegran settlement that was recognized in 2010 and paid in March 2011, and was partially offset by the receipt of legal settlement gains of $84.5 million during 2011.

The working capital increase in 2011 of $48.0 million is primarily due to expansion of the Tysabri business, an increase in EDT working capital prior to the divestment and a lower debt interest accrual related to the debt retirement transactions during 2011.

The working capital decrease in 2010 of $58.0 million was primarily driven by a significant increase in accruals, principally related to the increase in the Medicaid rebate accruals due to changes in U.S healthcare reform and an amount payable to Transition relating to an amendment to the Collaboration Agreement, and a decrease in inventories primarily related to lower levels of EDT finished goods inventory and discontinuation of Maxipime in 2010. In addition, the restructuring accrual increased by $8.8 million as a result of the realignment and restructuring of the R&D organization within our BioNeurology business, and reduction of related support activities.

The working capital increase in 2009 of $3.4 million was principally due to increased Tysabri sales, partially offset by a decrease in royalty receivables due to the timing of payments.

Investing Activities

Net cash provided by investing activities was $660.5 million in 2011. The primary component of cash provided by investing activities was the cash consideration received from the disposal of the EDT business of $500.0 million, in addition to the decrease in restricted cash balances due to payment of the amount held in escrow in respect of the Zonegran settlement of $203.7 million in March 2011, partially offset by capital expenditures of $29.8 million.

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

Financing Activities

Net cash used by financing activities of $691.0 million in 2011 was primarily comprised of outflows of $697.3 million related to the debt redemption of the 2013 Fixed Rate Notes and the 2013 Floating Rate Notes and partial redemption of the 2016 Notes issued October 2009 and 2016 Notes issued August 2010. The principal amount of debt repaid was $660.5 million and cash debt retirement costs of $36.8 were incurred upon early redemption of these notes.

Net cash used by financing activities of $266.1 million in 2010 was primarily comprised of outflows of $300.0 million related to the redemption of the 2011 Floating Rate Notes and $155.0 million related to the partial redemption of the 2013 Fixed Rate Notes and the 2013 Floating Rate Notes 2013 partially offset by proceeds from the issuance of $200.0 million (net of transaction costs of $12.9 million) of the 2016 Notes issued August 2010.

Net cash provided by financing activities of $604.1 million in 2009 was primarily comprised of net proceeds of $868.0 million (net of $17.0 million in transaction costs) from the investment by Johnson & Johnson, and the net proceeds of $603.0 million (net of $22.0 million in transaction costs and original issue discount) from the issuance of the 2016 Notes issued October 2009, partially offset by total payments of $867.8 million (including $17.8 million of an early redemption premium and transaction costs) related to the early redemption of the 2011 Notes.

Debt Facilities

At December 31, 2011, we had total outstanding debt with an aggregate principal amount of $624.5 million, which consisted of the following (in millions):

2016 Notes issued October 2009	$472.1
2016 Notes issued August 2010	152.4

Total	$624.5

Our substantial indebtedness could have important consequences to us. For example, it does or could:

•	Increase our vulnerability to general adverse economic and industry conditions;

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

During 2011, as of December 31, 2011, and, as of the date of filing of this Form 20-F, we were not in violation of any of our debt covenants. For additional information regarding our outstanding debt, refer to Note 22 to the Consolidated Financial Statements.

Commitments and Contingencies

For information regarding commitments and contingencies, refer to Notes 29 and 30 to the Consolidated Financial Statements.

Capital Expenditures

We believe that our current and planned research, product development and corporate facilities will adequately meet our current and projected needs. We will use our resources to make capital expenditures as necessary from time to time and also to make investments in the purchase or licensing of products and in marketing and other alliances with third parties to support our long-term strategic objectives.

C.	Research and Development, Patents and Licenses, etc.

Our research activities are aimed at developing new drug products. Our development activities involve the translation of our research into potential new drugs. The development activities of the EDT business unit, which was divested on September 16, 2011, involved the translation of research into designs for new processes or technologies, or for a significant improvement to existing drugs. R&D activities may be performed post-regulatory approval of drug products as required by regulators, to provide additional evidence as to the efficacy and safety of a product, to expand the indications for a product, or with the aim of significantly improving the approved product.

R&D expenses include personnel, materials, equipment and facilities costs that are allocated to clearly related R&D activities. The amortization of intangible assets used in R&D activities and the costs of intangible assets that are purchased from others for a particular R&D project and that have no alternative future uses are also included in R&D expenses.

The following table sets forth the R&D expenses incurred for our significant non-EDT programs (specifically, those non-EDT programs that have advanced to at least Phase 2 development with one or more compounds) and other non-EDT R&D expenses for the years ended December 31, 2011, 2010 and 2009, and the cumulative amounts to date (in millions):

	2011	2010	2009	Cumulative to date(1)
Tysabri	$72.5	$71.4	$35.8	$771.8
Aggregation inhibitor (ELND005, with Transition)	18.1	20.3	21.9	109.5
Other R&D(2)	107.6	113.3	96.1

Total	198.2	205.0	153.8
AIP(3)	—	—	92.3	356.9

Total	$198.2	$205.0	$246.1

(1)

Cumulative R&D costs to date include the costs incurred from the date when these individual programs have been separately tracked in preclinical development. Expenditures in the early discovery stage are not tracked by program and accordingly have been excluded from these cumulative amounts.

(2)	Other R&D is comprised of programs related principally to the potential treatment of central nervous system (CNS) diseases that have not yet entered Phase 2 development.

(3)	As part of the Johnson & Johnson Transaction in September 2009, Janssen AI acquired substantially all of our assets and rights related to the AIP.

EDT

The following table sets forth the R&D expenses incurred for each significant category of R&D activity for EDT for the period up to September 16, 2011, when the EDT business was divested, and for the years ended December 31, 2010 and 2009, (in millions), namely: client projects; proprietary projects; and technology and equipment development. R&D work performed for client projects typically involved the application of EDT technologies to client-owned compounds, and was generally funded by these clients through research revenues, milestone payments and, if successfully developed and approved, manufacturing and/or royalty revenues. Proprietary projects were self-funded and normally involved EDT applying its technologies to selectively develop product candidates. EDT technology and equipment projects were focused on improving core technology offerings and exploring new areas of drug delivery technology.

	2011	2010	2009
Client	$8.0	$14.4	$18.9
Proprietary	10.8	24.2	18.1
Technology and equipment	15.5	15.1	10.5

Total	$34.3	$53.7	$47.5

For further for information on our R&D, Patents and Licenses, etc., see Item 4B. “Business Overview”.

D.	Trend Information

See Item 4B. “Business Overview” and Item 5A. “Results of Operations” for trend information.

E.	Off-Balance Sheet Arrangements

As of December 31, 2011, we have no unconsolidated special purpose financing or partnership entities or other off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, that are material to investors.

F.	Tabular Disclosure of Contractual Obligations

The following table sets out (in millions), at December 31, 2011, our main contractual obligations due by period for debt principal and interest repayments and operating leases. These represent the major contractual, future payments that may be made by Elan. The table does not include items such as expected capital expenditures on plant and equipment or future investments in financial assets. As of December 31, 2011, the directors had authorized capital expenditures, which had been contracted for, of $3.0 million (2010: $8.0 million), primarily related to leasehold improvements for our buildings in South San Francisco. As of December 31, 2011, the directors had authorized capital expenditures, which had not been contracted for, of $6.4 million (2010: $12.5 million).

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
2016 Notes issued October 2009	$472.1	$—	$—	$472.1	$—
2016 Notes issued August 2010	152.4	—	—	152.4	—

Total debt principal obligations	$624.5	$—	$—	$624.5	$—
Debt interest payments	261.8	54.6	109.3	97.9	—
Operating lease obligations	216.7	32.4	42.4	29.3	112.6

Total contractual obligations	$1,103.0	$87.0	$151.7	$751.7	$112.6

On September 17, 2009, Janssen AI, a newly formed subsidiary of Johnson & Johnson, completed the acquisition of substantially all of our assets and rights related to the AIP. In addition, Johnson & Johnson, through its affiliate Janssen Pharmaceutical, invested $885.0 million in exchange for newly issued ADRs of Elan, representing 18.4% of our outstanding Ordinary Shares at the time. Johnson & Johnson also committed to fund up to $500.0 million towards the further development and commercialization of the AIP. As of December 31, 2011, the remaining unspent amount of the Johnson & Johnson $500.0 million funding commitment was $57.6 million (2010: $272.0 million), which reflects the $214.4 million utilized in 2011 (2010: $179.0 million). Any required additional expenditures in respect of Janssen AI’s obligations under the AIP collaboration in excess of the initial $500.0 million funding commitment is required to be funded by Elan and Johnson & Johnson in proportion to their respective shareholdings up to a maximum additional commitment of $400.0 million in total.

Based on current spend levels, Elan anticipates that we may be called upon to provide funding to Janssen AI commencing in the second quarter of 2012. In the event that further funding is required beyond the $400.0 million, such funding will be on terms determined by the board of Janssen AI, with Johnson & Johnson and Elan having a right of first offer to provide additional funding. The table above does not reflect any amounts in relation to future funding that Elan may provide.

In December 2010, we modified our Collaboration Agreement with Transition and, in connection with this modification, Transition elected to exercise its opt-out right under the original agreement and we agreed to pay Transition $9.0 million, which we paid to them in January 2011. Under the modified Collaboration Agreement, Transition will be eligible to receive a further $11.0 million payment from us upon the commencement of the next ELND005 clinical trial, and will no longer be eligible to receive a $25.0 million milestone that would have been due upon the commencement of a Phase 3 trial for ELND005 under the terms of the original agreement.

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

At December 31, 2011, we had liabilities related to unrecognized tax benefits of $7.3 million (excluding total potential penalties and interest of $2.2 million). It is not possible to accurately assess the timing of or the amount of any settlement in relation to these liabilities.

At December 31, 2011, we had commitments to invest $2.6 million (2010: $3.4 million) in healthcare managed funds.

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

Item 6.	Directors, Senior Management and Employees.

A.	Directors and Senior Management

Directors

Robert A. Ingram (69)

Position	Date of Appointment	Tenure as of December 31, 2011
Non-Executive Director	December 3, 2010	1 year
Chairman of the Board	January 26, 2011	11 months
Member of the Nominating and Governance Committee (NGC)	January 26, 2011	11 months

Mr. Ingram was appointed a director of Elan in December 2010, and assumed the role of chairman effective January 26, 2011. He is currently a general partner of Hatteras Venture Partners, and has served as an advisor to the CEO of GlaxoSmithKline plc since January 2010. Mr. Ingram served as vice chairman pharmaceuticals of GlaxoSmithKline, acting as a special advisor to the corporate executive team from January 2003 until December 2009. He was chief operating officer and president, pharmaceutical operations of GlaxoSmithKline from January 2001 to January 2003. Mr. Ingram was CEO of Glaxo Wellcome plc from 1997 to 2000, and chairman of Glaxo Wellcome Inc. from 1999 to 2000. He is lead director of CREE Inc. and Valeant Pharmaceuticals Inc. and a director of Allergan, Inc., HBM BioVentures AG and Edwards Lifesciences Corporation.

Lars Ekman, MD, PhD (62)

Position	Date of Appointment	Tenure as of December 31, 2011
Non-Executive Director	May 26, 2005	6 years 7 months
Member and Chairman of the Science and Technology Committee	September 8, 2006	5 years 3 months

Dr. Ekman was appointed a director of Elan in May 2005. He transitioned from his role as Elan’s president of R&D in 2007 to serve solely as a non-executive director. He joined Elan as executive vice president and president, global R&D, in 2001. Prior to joining Elan, Dr. Ekman was executive vice president, R&D, at Schwarz Pharma AG since 1997. From 1984 to 1997, Dr. Ekman was employed in a variety of senior scientific and clinical functions at Pharmacia (now Pfizer). Dr. Ekman is a board certified surgeon with a PhD in experimental biology and has held several clinical and academic positions in both the United States and Europe. He obtained his PhD and MD from the University of Gothenburg, Sweden. He serves as an executive partner to Sofinnova Ventures and as an advisor to Warburg Pincus. He is a director of Amarin Corporation, plc., Cebix Incorporated, InterMune, Inc., Ocera Inc and chairman of the board of Protox Therapeutics Inc.

Hans Peter Hasler (56)

Position	Date of Appointment	Tenure as of December 31, 2011
Non-Executive Director	September 15, 2011	3 months
Member of the Leadership, Development and Compensation Committee (LDCC)	September 15, 2011	3 months

Mr. Hasler was appointed a director of Elan in September 2011. He is currently the chairman of HBM Bioventures AG and principal of HPH Management GmbH. Previously, Mr. Hasler served with Biogen Idec in a number of key executive leadership roles from 2001 to 2009. Prior to his departure from Biogen Idec, Mr. Hasler served as its chief operating officer responsible for all commercial operations, business development, medical affairs and Biogen International. During his tenure at Biogen Idec, Mr. Hasler served as head of Global Neurology/Cardiovascular business and head of International business overseeing the launch of Tysabri in Europe and the management of Avonex. Before joining Biogen Idec, Mr. Hasler served as chief marketing officer and head of Global Strategic Marketing with Wyeth Pharmaceuticals.

Gary Kennedy (54)

Position	Date of Appointment	Tenure as of December 31, 2011
Non-Executive Director	May 26, 2005	6 years 7 months
Member of the Audit Committee	September 9, 2005	6 years 3 months
Chairman of the Audit Committee	May 24, 2007	4 years 7 months
Member of the LDCC	August 26, 2009	2 years 4 months

Mr. Kennedy was appointed a director of Elan in May 2005, and is currently a director of Greencore Group plc, IBRC Limited, Friends First, and serves as a board member to a number of private companies. From May 1997 to December 2005, he was group director, finance and enterprise technology, at Allied Irish Banks, plc (AIB) and a member of the main board of AIB, and was also on the board of M&T, AIB’s associate in the United States. Prior to that, Mr. Kennedy was group vice president at Nortel Networks Europe after starting his management career at Deloitte & Touche. He served on the board of the Industrial Development Authority of Ireland for 10 years until he retired in December 2005 and is a Fellow of Chartered Accountants Ireland.

Patrick Kennedy (42)

Position	Date of Appointment	Tenure as of December 31, 2011
Non-Executive Director	May 22, 2008	3 years 7 months
Member of the LDCC	September 10, 2008	3 years 3 months
Chairman of the LDCC	January 29, 2009	2 years 11 months

Mr. Kennedy was appointed a director of Elan in May 2008. He is currently chief executive of Paddy Power plc, an international betting and gaming group, listed on both the London and Irish Stock Exchanges; and is also a director of Bank of Ireland. Mr. Kennedy was previously chief financial officer of Greencore Group plc and prior to that worked with McKinsey & Company in both their London and Dublin offices. Mr. Kennedy also previously worked with KPMG’s corporate finance arm, splitting his time between Dublin and the Netherlands. Mr. Kennedy is a graduate of University College Dublin, Trinity College Dublin and a Fellow of Chartered Accountants Ireland.

Giles Kerr (52)

Position	Date of Appointment	Tenure as of December 31, 2011
Non-Executive Director	September 13, 2007	4 years 3 months
Member of the Audit Committee	January 31, 2008	3 years 11 months
Member of the NGC	January 27, 2010	1 year 11 months

Mr. Kerr was appointed a director of Elan in September 2007. He is currently the director of finance with the University of Oxford, England, and a fellow of Keble College. At present Mr. Kerr is a member of the board and the chairman of the audit committee of Victrex plc and BTG plc. He is also a director of Isis Innovation Ltd and a number of other private companies. Previously, Mr. Kerr was the group finance director and chief financial officer of Amersham plc, and prior to that, he was a partner with Arthur Andersen in the United Kingdom. Mr. Kerr is a Fellow of the Institute of Chartered Accountants in England and Wales.

G. Kelly Martin (52)

Position	Date of Appointment	Tenure as of December 31, 2011
Executive Director & CEO	February 4, 2003	8 years 10 months

Mr. Martin was appointed a director of Elan in February 2003 following his appointment as president and CEO. Before joining Elan, Mr. Martin spent more than 20 years at Merrill Lynch & Co., Inc., where he held a broad array of operating responsibilities.

Kieran McGowan (68)

Position	Date of Appointment	Tenure as of December 31, 2011
Non-Executive Director	December 1, 1998	13 years 1 month
Lead Independent Director	February 1, 2006	5 years 11 months
Member of the NGC	May 31, 2002	9 years 7 months
Chairman of the NGC	September 9, 2005	6 years 3 months

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

Kyran McLaughlin (67)

Position	Date of Appointment	Tenure as of December 31, 2011
Non-Executive Director	January 30, 1998	13 years 11 months
Member of the NGC	May 31, 2002	9 years 7 months

Mr. McLaughlin was appointed a director of Elan in January 1998 and served as chairman from January 2005 to January 2011. He is deputy chairman at Davy, Ireland’s largest stockbroker firm. He is also a director of Ryanair Holdings plc and is a director of a number of private companies.

Donal O’Connor (61)

Position	Date of Appointment	Tenure as of December 31, 2011
Non-Executive Director	May 22, 2008	3 years 7 months
Member of the Audit Committee	September 10, 2008	3 years 3 months
Member of the LDCC	May 26, 2010	1 year 7 months

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

Richard Pilnik (54)

Position	Date of Appointment	Tenure as of December 31, 2011
Non-Executive Director	July 16, 2009	2 years 5 months

Mr. Pilnik was elected a director of Elan in July 2009. Mr. Pilnik served in several leadership positions during his 25-year career at Eli Lilly & Company, most recently as group vice president and chief marketing officer, where he was responsible for commercial strategy, market research and medical marketing. Currently, Mr. Pilnik serves as executive vice president and president of Quintiles Commercial Solutions, which is a global pioneer in pharmaceutical services. Mr. Pilnik holds a B.A. from Duke University and an M.B.A. from the Kellogg School of Management at Northwestern University.

Dennis J. Selkoe, MD (68)

Position	Date of Appointment	Tenure as of December 31, 2011
Non-Executive Director(1)	July 1, 1996	15 years 4 months
Member of the Science and Technology Committee	August 26, 2009	2 years 4 months
Member of the NGC	January 27, 2010	1 year 11 months

(1)	Retired as a director July 16, 2009 and subsequently reappointed on August 26, 2009.

Dr. Selkoe was appointed a director of Elan in July 1996, following the acquisition of Athena Neurosciences, where he served as a director since July 1995. Dr. Selkoe was a scientific founder of Athena Neurosciences. Dr. Selkoe, a neurologist, is the Vincent and Stella Coates Professor of Neurologic Diseases at Harvard Medical School and co-director of the Center for Neurologic Diseases at the Brigham and Women’s Hospital.

Andrew von Eschenbach, MD (70)

Position	Date of Appointment	Tenure as of December 31, 2011
Non-Executive Director	September 15, 2011	3 months
Member of the Science and Technology Committee	September 15, 2011	3 months

Dr. von Eschenbach was appointed a director of Elan in September 2011. He is currently the President of Samaritan Health Initiatives Inc., a health care policy consultancy. He previously served as Commissioner of the FDA from 2005 to 2009. Prior to that he served as the Director of the National Cancer Institute and held a number of leadership roles at the University of Texas’ M.D. Anderson Cancer Center. He was educated at St. Joseph’s University, Philadelphia and received his M.D. from Georgetown University. His current responsibilities include serving on the boards of BioTime Inc., Histosonics Inc., Viamet Pharmaceuticals, Focused Ultrasound Surgery Foundation, and the National Comprehensive Cancer Centers Network Foundation. He also serves on the advisory boards of the Chugai Pharmaceutical International Advisory Council and GE Heathymagination, the scientific advisory board of Arrowhead Research Corporation and the Johnson & Johnson Corporate Office of Science & Technology External Scientific Advisory Board and is a Senior Fellow at the Milken Institute.

Senior Management

Nigel Clerkin (38)

Executive Vice President and Chief Financial Officer

Mr. Clerkin was named chief financial officer in May 2011. Prior to that, he had served as senior vice president, finance and group controller since January 2004. He previously held a number of financial and strategic planning positions since joining Elan in January 1998. Mr. Clerkin is a Fellow of Chartered Accountants Ireland and a graduate of Queen’s University Belfast.

William F. Daniel (59)

Executive Vice President and Company Secretary

Mr. Daniel was appointed a director of Elan in February 2003 and served until July 2007. He has served as the company secretary since December 2001, having joined Elan in March 1994 as group financial controller. From 1990 to 1992, Mr. Daniel was financial director of Xtravision, plc. Mr. Daniel is a Fellow of Chartered Accountants Ireland, a chartered director and a graduate of University College Dublin.

Fabiana Lacerca-Allen (44)

Chief Compliance Officer

Ms. Lacerca-Allen joined Elan as senior vice president, chief compliance officer in June 2010. Ms. Lacerca-Allen has more than 18 years of compliance and legal experience at Fortune 500 companies and law firms in the United States and in Argentina. She joined Elan from Mylan Laboratories, where she was senior vice president and chief compliance officer and led Mylan’s compliance programs, including the establishment of policies and compliance processes. Prior to her role with Mylan, Lacerca-Allen served as legal compliance director for Bristol-Myers Squibb where she was a member of the executive team for Latin America, Canada and Puerto Rico and led all compliance initiatives in those regions. She has also held significant positions with Microsoft, Merck, Sharpe & Dohme (a subsidiary of Merck) and AT&T Capital.

Grainne McAleese (32)

Group Controller and Principal Accounting Officer

Ms. McAleese was appointed group controller and principal accounting officer of Elan in June 2011. Since joining Elan in July 2004, Ms. McAleese has worked in a number of roles in the Group Finance area. Prior to joining Elan, she worked with PricewaterhouseCoopers in New York and KPMG in Dublin. Ms. McAleese is a

Certified Public Accountant in the United States, a Fellow of Chartered Accountants Ireland and a graduate of Dublin City University.

John B. Moriarty Jr. (44)

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

Grainne Quinn, MD (42)

Chief Medical Officer

Dr. Quinn was appointed chief medical officer in October 2011. Dr. Quinn joined Elan in January 2009, and in April 2010 was named vice president of Elan’s global pharmacovigilance and risk management group, which she continues to manage. Prior to joining Elan, Dr. Quinn worked with Quintiles Ireland Ltd., where she held several leadership positions, including executive director, medical and scientific services, global head of safety physicians. In addition, she has practiced as an internist in Boston, Massachusetts, and Minneapolis, Minnesota. Dr. Quinn earned her medical degree from the Royal College of Surgeons in Ireland, and received her board certification in internal medicine in 1995 from the American Board of Internal Medicine.

B.	Compensation

Executive Officers and Directors’ Remuneration

For the year ended December 31, 2011, all directors and executive officers as a group that served during the year (19 persons) received total compensation of $7.8 million (2010: $8.5 million).

We reimburse directors and officers for their actual business-related expenses. For the year ended December 31, 2011, an aggregate of $0.5 million (2010: $0.2 million) was accrued to provide pension, retirement and other similar benefits for directors and officers. We also maintain certain health and medical benefit plans for our employees in which our executive directors and officers participate.

Directors’ Remuneration

	Year Ended December, 31
	2011 Salary/ Fees	2011 Bonus	2011 Pension	2011 Benefit in kind	2011 Total	2010 Total
Executive Directors:
G. Kelly Martin	$1,000,000	$1,875,000	$7,350	$2,760	$2,885,110	$1,965,096
Shane Cooke(1)	359,037	—	87,913	20,644	467,594	1,199,994

Total	1,359,037	1,875,000	95,263	23,404	3,352,704	3,165,090

Non-Executive Directors:
Robert A. Ingram(2)	240,793	—	—	—	240,793	4,334
Lars Ekman(3)	78,503	—	—	—	78,503	82,452
Jonas Frick(4)	25,714	—	—	—	25,714	67,500
Hans Peter Hasler(5)	19,626	—	—	—	19,626	—
Gary Kennedy	92,500	—	—	—	92,500	92,500
Patrick Kennedy	75,000	—	—	—	75,000	75,000
Giles Kerr	82,500	—	—	—	82,500	81,563
Kieran McGowan (3)	95,000	—	—	—	95,000	86,923
Kyran McLaughlin(2) (3)	84,292	—	—	—	84,292	300,000
Donal O’Connor	82,500	—	—	—	82,500	77,452
Richard Pilnik	60,604	—	—	—	60,604	71,971
Dennis J. Selkoe(6)	130,000	—	—	—	130,000	134,111
Andrew von Eschenbach(5)	19,626	—	—	—	19,626	—

Total	$2,445,695	$1,875,000	$95,263	$23,404	$4,439,362	$4,238,896

(1)	Retired as a director on September 15, 2011.

(2)	On January 26, 2011, Robert A. Ingram replaced Kyran McLaughlin as chairman of the board.

(3)

In 2011, director’s fee was received in the form of RSUs which vest on the earlier of 90 days after retirement from the board or 10 years. For further information refer to the Report of the LDCC on page 73.

(4)	Retired as a director on May 26, 2011.

(5)	Appointed as a director on September 15, 2011.

(6)	Includes fees of $50,000 in 2011 and 2010 under a consultancy agreement. See Item 7B. “Related Party Transactions” for additional information.

C.	Board Practices

Policies

We are committed to the adoption and maintenance of the highest standards of corporate governance and compliance and have applied the provisions and principles of the U.K. Corporate Governance Code (the Code) as issued by the Financial Reporting Council (FRC) in June 2010 and adopted by the Irish Stock Exchange (ISE).

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

Our policy is to conduct our business in compliance with all applicable laws, rules and regulations and therefore our employees are expected to perform to the highest standards of ethical conduct, consistent with legal and regulatory requirements. Our Code of Conduct applies to directors, officers and employees and provides guidance on how to fulfill these requirements, how to seek advice and resolve questions about the appropriateness of conduct, and how to report possible violations of our legal obligations or ethical principles. All employees have a mandatory compliance objective, which accounts for 10% of their performance goals and objectives. This is designed to ensure that employees comply with our Code of Conduct and all policies and procedures that govern our daily business activities. Our Corporate Compliance Office manages our corporate compliance program, which establishes a framework for adherence to applicable laws, rules and regulations and ethical standards, as well as a mechanism for preventing and reporting any breach of same. An executive-level Corporate Compliance Steering Committee also provides oversight of our compliance activities.

In October 2011, we applied to the ISE for the re-classification of the listing of our Ordinary Shares on the Official List of the ISE from a primary listing to a secondary listing and this became effective on November 3, 2011. There was no change to our listing on the New York Stock Exchange (NYSE). Our Ordinary Shares continue to be traded on the main market for listed securities of the ISE but we are not subject to the same ongoing listing requirements as those which would apply to an Irish company with a primary listing on the ISE, including the requirement that certain transactions require the approval of shareholders. In addition, the provisions of the Irish Corporate Governance Annex ceased to apply to the Company following the re-classification, however we have voluntarily incorporated the recommendations of the Irish Corporate Governance Annex.

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

The board regularly reviews its responsibilities and those of its committees and management. The board meets regularly throughout the year, and all of the directors have full and timely access to the information necessary to enable them to discharge their duties. At board and committee meetings, directors receive regular reports on the Company’s financial position, risk management, key business issues and other material issues. The board held eight scheduled meetings in 2011. In addition, three meetings were held to deal with specific matters as they arose.

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

Subject to certain limited exceptions, directors may not vote on matters in which they have a material interest. In the absence of an independent quorum, the directors may not vote compensation to themselves or any member of the board of directors. Directors are entitled to remuneration as shall, from time to time, be voted to them by ordinary resolution of the shareholders and to be paid such expenses as may be incurred by them in the course of the performance of their duties as directors. Directors who take on additional committee assignments or otherwise perform additional services for the Company, outside the scope of their ordinary duties as directors, shall be entitled to receive such additional remuneration as the board may determine. The directors may exercise all of the powers of the Company to borrow money. These powers may be amended by special resolution of the shareholders. There is no requirement for a director to hold shares.

The board has delegated authority over certain areas of our activities to four standing committees, as more fully described below.

For additional information, see Items 7B. “Related Party Transactions” and Item 10B. “Memorandum and Articles of Association.”

Board Composition

The Company’s Memorandum and Articles of Association provide that the number of directors will be no less than three and no more than fifteen. Currently the board comprises the non-executive chairman, 11 other non-executive directors and one executive director. The board considers that the current board size is appropriate and facilitates the work of the board and its committees whilst being small enough to maintain flexibility and to carry out its duties in a timely fashion.

The NGC keep the composition and skills profile of the board and its committees under review and recommends changes where appropriate. The board seeks to ensure that it has an appropriate mix of skills and experience in areas such as science, pharmaceuticals, finance, governance, management and general business amongst others. The board is satisfied that it has an appropriate balance of skills, experience, independence and knowledge of the Company to enable them to discharge their duties and responsibilities effectively. Further information on the work of the NGC is set out in its report on page 75.

Chairman

The roles of the chairman and CEO are separated. The chairman of the board is responsible for the leadership and management of the board. Our CEO is responsible for the operation of the business of the Company.

On January 26, 2011, Mr. Ingram replaced Mr. McLaughlin as chairman. Other significant commitments of the chairman are set out on page 61. On appointment, the chairman fulfilled the independence criteria set out in our Guidelines and the Code.

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

Board Tenure

Under the terms of our Articles of Association, directors serve for a term of three years expiring at the Annual General Meeting (AGM) in the third year following their election at an AGM or as the case may be, their re-election at the AGM. Directors are not required to retire at any set age. Following our adoption of the requirements of the Code, all directors will stand for annual re-election with effect from the 2012 AGM.

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

Induction and Development

Directors are provided with extensive induction materials on appointment and meet with key executives, with a particular focus on ensuring non-executive directors are fully informed on issues of relevance to the Company and its operations. All directors are encouraged to update and refresh their skills and knowledge, for example, through attending courses on technical areas or external briefings for non-executive directors.

Independence of Directors

Under our Guidelines, at minimum, two-thirds of the board are required to be independent. In addition to the provisions of the Code, we adopted a definition of independence based on the rules of the NYSE, the exchange on which the majority of our shares are traded. For a director to be considered independent, the board must affirmatively determine that he or she has no material relationship with the Company. The specific criteria that affect independence are set out in the Guidelines and include former employment with the Company, former employment with the Company’s independent auditors, receipt of compensation other than directors’ fees, material business relationships and interlocking directorships.

In December 2011, the board considered the independence of each non-executive director, with the exception of Dr. Ekman who had retired as a full-time executive of the Company on December 31, 2007, and considers that the following non-executive directors, Mr. Hasler, Mr. Ingram, Mr. Gary Kennedy, Mr. Patrick Kennedy, Mr. Kerr, Mr. McGowan, Mr. McLaughlin, Mr. O’Connor, Mr. Pilnik, Dr. Selkoe and Dr. von Eschenbach, who represent in excess of two-thirds of the board were independent in character and judgment and there are no relationships or circumstances that are likely to affect their independent judgment. Under the Guidelines and the NYSE definition of independence, Dr. Ekman is considered to be an independent director as he has retired more than three years previously. Under the provisions of the Code, he will not be considered independent until five years has elapsed since his full time employment with the Company ceased.

In reaching this conclusion, the board gave due consideration to participation by board members in our equity compensation plans. The board also considered the positions of Mr. McLaughlin, Mr. McGowan and Dr. Selkoe who have served as non-executive directors for in excess of nine years. Additionally, Mr. McLaughlin is deputy chairman of Davy, the Company’s broker and sponsor on the ISE and Dr. Selkoe has an ongoing consultancy agreement with the Company, details of both these arrangements are set out in detail in Item 7B. “Related Party Transactions”. It is the board’s view that each of these non-executive directors discharges his duties in a thoroughly independent manner and constructively and appropriately challenges the executive directors and the board. For these reasons, the board considers that they are independent.

Conflicts of Interest

In January 2011, the board adopted a comprehensive Conflicts of Interests Policy for the board which sets out procedures covering the identification and management of such conflicts. The policy covers directors’ personal interests which may conflict with the interests of the Company, interfere with the director’s ability to perform his or her duties and responsibilities to the Company or give rise to a situation where a director may receive an improper personal benefit because of his or her position. The policy also extends to the director’s immediate family.

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

Board Effectiveness

Our Guidelines require that the board will conduct a self-evaluation at least annually to determine whether it and its committees are functioning effectively. An evaluation of the performance of the board and board committees was conducted during the year by the lead independent director through meetings with each member of the board. The results were presented to the NGC and to the board. The board concluded that it and its committees had operated satisfactorily during the year.

In December 2011, the lead independent director completed a separate evaluation of the CEO, the results of which were presented to the board in executive session.

In 2010, McKenna, Long & Aldridge LLP completed two reports which encompassed a thorough evaluation of the functioning of the board and its committees. The board intend to conduct a further external evaluation of its own performance and that of its committees and individual directors in 2013.

Board Committees

The board currently has four committees to assist it in exercising its authority. The current committees of the board are the Audit Committee, the LDCC, the NGC and the Science and Technology Committee. The Commercial Committee was abolished in April 2011.

Each of the committees has a charter under which authority is delegated to it by the board. The charter for each committee is available on our website, www.elan.com, or from the company secretary on request. Reports of each committee, except for the Audit Committee, are set out on pages 73 to 76. The Report of the Audit Committee is set out on pages 99 to 101.

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

	Board		Audit Committee	LDCC	NGC	Science & Technology Committee
Directors
Robert A. Ingram	8/8		—	—	4/4	—
Shane Cooke(1)	7/7		—	—	—	—
Lars Ekman	8/8		—	—	—	2/2
Jonas Frick(2)	4/5		—	—	—	—
Hans Peter Hasler(3)	2/2		—	1/1	—	—
Gary Kennedy	8/8		8/8	4/4	—	—
Patrick Kennedy	8/8		—	4/4	—	—
Giles Kerr	8/8		7/8	—	4/4	—
G. Kelly Martin	8/8		—	—	—	—
Kieran McGowan	6/8		—	—	4/4	—
Kyran McLaughlin	8/8		—	—	4/4	—
Donal O’Connor	8/8		8/8	4/4	—	—
Richard Pilnik	7/8		—	—	—	—
Dennis J. Selkoe	6/8		—	—	4/4	2/2
Andrew von Eschenbach(3)	1/2	(4)	—	—	—	1/1
Secretary
William F. Daniel	8/8		8/8	3/4	4/4	2/2

(1)	Resigned as a director on September 15, 2011

(2)	Resigned as a director on May 26, 2011

(3)	Appointed as a director on September 15, 2011

(4)	Dr. von Eschenbach joined the board on September 15, 2011, however, due to a prior outstanding commitment could not attend the board meeting on December 1, 2011

Company Secretary

All directors have access to the advice and services of the company secretary. The company secretary supports the chairman in ensuring the board functions effectively and fulfils its role. He is secretary to the Audit Committee, the LDCC, the NGC and the Science and Technology Committee. The company secretary ensures compliance with applicable rules and regulations. The appointment and removal of the company secretary is a matter for the board.

Relations with Shareholders

We communicate regularly with our shareholders throughout the year, specifically following the release of quarterly and annual results, and after major developments. Our website, www.elan.com, is the primary method of communication for the majority of our shareholders. We publish our annual report and accounts, quarterly results, Form 20-F, notice of AGM and other public announcements on our website. In addition, our AGMs, quarterly conference calls and presentations at healthcare investor conferences are webcast and are available on our website.

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

Internal Control

The board of directors has overall responsibility for our system of internal control and for monitoring its effectiveness. The system of internal control is designed to provide reasonable, but not absolute, assurance against material misstatement or loss. The key procedures that have been established to provide effective internal control include:

•	A clear focus on business objectives is set by the board having considered the risk profile of the Company;

•	A formalized risk reporting system, with significant business risks addressed at each board meeting;

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

Compliance Statement

The directors confirm that the Company has complied throughout the year ended December 31, 2011 with the provisions of the Code. We follow a U.S. style compensation system for our senior management and our non-executive directors. As a result, we include the non-executive directors in our equity compensation plans. In accordance with the Code, we sought and received shareholder approval to make certain equity grants to our non-executive directors at our 2004 AGM.

Report of the Leadership Development and Compensation Committee

The LDCC held four scheduled meetings in 2011. Details of meeting attendance by LDCC members are included in the table on page 71. In addition, three meetings were held to deal with specific matters.

Committee Membership

Name	Status During 2011
Patrick Kennedy (Chairman)	Member for the whole period
Hans Peter Hasler	Member from September 15, 2011
Gary Kennedy	Member for the whole period
Donal O’Connor	Member for the whole period

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

Remuneration Policy

Our policy on executive directors’ remuneration is to set remuneration levels that are appropriate for our senior executives having regard to their substantial responsibilities, their individual performance and the Company’s performance as a whole. The LDCC sets remuneration levels after reviewing remuneration packages of executives in the pharmaceutical and biotech industries. The LDCC takes external advice from independent benefit consultants and considers Section D of the Code. The typical elements of the remuneration package for executive directors include basic salary and benefits, annual cash incentive bonus, pensions and participation in equity award plans. The LDCC grants equity awards to encourage identification with shareholders’ interests.

The LDCC has engaged Semler Brossy Consulting Group, LLC (SBCG) as independent compensation consultants to ensure that it receives objective advice in making recommendations to the board on compensation matters and to assist the LDCC in fulfilling its mission of actively overseeing the design and operation of Elan’s compensation program on behalf of the board of directors. The services provided by SBCG include, among other things: regular attendance at LDCC meetings; review of the LDCC’s charter and terms of reference; updates on trends in compensation, corporate governance, and regulatory/accounting developments; review and update of peer groups; evaluation of the market competitiveness of current compensation; review and provide updates on evolving practice in the area of severance; and input to discussions on CEO pay and CEO recommendations for senior executives. SBCG do not provide any other services to Elan.

Elements of Non-Executive Director Remuneration

Non-executive directors are compensated with fee payments and equity awards with additional payments where directors are members of board committees. Non-executive directors may elect to receive their fee payments in the form of RSUs, which will vest on the earlier of 90 days after retirement from the board or 10 years. In 2011, Dr. Ekman, Mr. McGowan and Mr. McLaughlin elected to receive their fee payments in the form of RSUs. Non-executive directors are also reimbursed for reasonable travel expenses to and from board meetings. For further details on non-executive directors’ terms of appointment, refer to Item 7B. “Related Party Transactions.”

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

    Share-Based Compensation

It is our policy, in common with other companies operating in the biotechnology industry, to award share options and RSUs to management and employees, in line with the best interests of the Company. In 2006, shareholders approved the Elan Corporation, plc 2006 Long Term Incentive Plan (2006 LTIP) which was amended in 2008. Equity awards are usually awarded annually if and when we achieve our strategic and operating goals. Equity awards are also granted to some individuals on joining the Company. The equity awards under this plan generally vest between one and four years and do not contain any performance conditions other than service.

In addition, we have an EEPP in which our employees, including executive directors, are eligible to participate. This plan allows eligible employees to purchase shares at a discount of up to 15% of the lower of the fair market value at the beginning or last trading day of the offering period. Purchases are limited and subject to certain U.S. Internal Revenue Code (IRC) restrictions.

Activities Undertaken During the Year

During the year, the LDCC reviewed the non-executive directors remuneration policy, the CEO and executive management compensation plans and the appropriateness of the 2011 Elan performance goals and objectives for all staff. In addition, the LDCC continued to monitor general compensation trends and CEO compensation in particular.

The LDCC also reviewed and commented on the arrangements for succession planning, severance packages and general talent management at Elan during the period. The committee was further involved in responding to the developments in the talent pool following the sale of the EDT business. The committee also engaged in a review of its charter with slight amendments recommended for implementation in early 2012.

On behalf of the LDCC,

Patrick Kennedy

Chairman of the LDCC and

Non-Executive Director

February 23, 2012

Report of the Nominating and Governance Committee

The NGC held four scheduled meetings in 2011. Details of meeting attendance by NGC members are included in the table on page 71. In addition there was one meeting held to deal with specific matters.

Committee Membership

Name	Status During 2011
Kieran McGowan (Chairman)	Member for the whole period
Robert Ingram	Member from January 26, 2011
Kyran McLaughlin	Member for the whole period
Giles Kerr	Member for the whole period
Dennis Selkoe	Member for the whole period

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

Activities Undertaken During the Year

In December 2010, following a comprehensive selection process overseen by the NGC, Mr. Robert Ingram was appointed as a non-executive director and subsequently as chairman on January 26, 2011.

Under his employment agreement, Mr. Martin has agreed to serve as CEO and a director until May 1, 2012. During 2011, the NGC engaged CT Partners to assist the committee and the board of directors in recruiting a new CEO to succeed Mr. Martin in 2012. This process is ongoing.

Over the past number of years the board has engaged in an intensive process of board refreshment and renewal with over half of current directors being appointed during the previous six years. This process has continued, overseen by the NGC, in 2011 with the search for and appointment of two new directors, Mr. Hasler and Dr. von Eschenbach, as well as the consideration of a number of other candidates. In considering director appointments, the NGC evaluates the balance of skills, experience, independence and knowledge of the Company on the board and compares this to the needs of the Company. This analysis allows the NGC to determine the role and capabilities required for a particular appointment. In assembling candidate lists, the NGC uses external search firms as well as considering candidates recommended by board members and/or shareholders.

During the year, the NGC reviewed the membership of the board’s committees and recommended a number of changes. The NGC also undertook a review of board and CEO performance, making recommendations and reporting its findings to the board and senior management.

On behalf of the NGC,

Kieran McGowan

Chairman of the NGC and

Non-Executive Director

February 23, 2012

Report of the Science and Technology Committee

The Science and Technology Committee held two scheduled meetings in 2011. Details of meeting attendance by Science and Technology Committee members are included in the table on page 71.

Committee Membership

Name	Status During 2011
Lars Ekman (Chairman)	Member for the whole period
Dennis Selkoe	Member for the whole period
Andrew von Eschenbach	Member from September 15, 2011

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

Activities Undertaken During the Year

During the year the Science and Technology Committee met with the research & development leadership team and senior management and reviewed the direction and progress of the Company’s clinical programs.

On behalf of the Science and Technology Committee,

Lars Ekman

Chairman of the Science and Technology Committee and

Non-Executive Director

February 23, 2012

D.	Employees

See Item 4B. “Business Overview — Employees” for information on our employees.

E.	Share Ownership

Directors’ and Secretary’s Ordinary Shares

The beneficial interests of those persons who were directors and the secretary of Elan Corporation, plc at December 31, 2011, including their spouses and children under 18 years of age, were as follows:

	Ordinary Shares; Par Value €0.05 Each
	2011(2)	2010(2)
Directors
Robert A. Ingram	—	—
Lars Ekman	90,387	90,387
Hans Peter Hasler(1)	—	—
Gary Kennedy	7,650	7,650
Patrick Kennedy	10,500	10,500
Giles Kerr	—	—
G. Kelly Martin	147,476	152,996
Kieran McGowan	6,200	1,200
Kyran McLaughlin	190,000	190,000
Donal O’Connor	18,900	18,900
Richard Pilnik	—	—
Dennis J. Selkoe	180,675	180,675
Andrew von Eschenbach(1)	—	—
Secretary
William F. Daniel	46,274	73,246

(1)	Appointed as a director on September 15, 2011

(2)	No director or executive officer beneficially owns 1% or more of our outstanding shares as of December 31, 2011, or as of December 31, 2010.

Directors’ and Secretary’s Options and Restricted Stock Units

	Date of Grant	At December 31, 2010(1)	Exercise Price $	Granted 2011(1)	Exercised or Vested/ Cancelled 2011(1)	Market Price at Exercise/ Vest Date	At December 31, 2011(1)	Earliest Vest Date	Option Expiry/ RSU Latest Vest Date
Robert A. Ingram	February 9, 2011	—	RSU	29,412	—	—	29,412		February 9, 2021	(2)
	February 9, 2011	—	RSU	29,412	—	—	29,412		February 9, 2021	(3)

		—		58,824	—	—	58,824

Lars Ekman	February 14, 2008	10,000	RSU	—	—	—	10,000		February 14, 2018	(2)
	February 11, 2009	7,500	RSU	—	—	—	7,500		February 11, 2019	(2)
	May 26, 2010	23,855	RSU	—	—	—	23,855		May 26, 2020	(2)
	February 9, 2011	—	RSU	18,382	—	—	18,382		February 9, 2021	(2)
	April 21, 2011	—	RSU	2,745	—	—	2,745		April 21, 2021	(3)
	July 28, 2011	—	RSU	1,685	—	—	1,685		July 28, 2021	(3)
	October 28, 2011	—	RSU	1,544	—	—	1,544		October 28, 2021	(3)

		41,355		24,356	—		65,711

Hans Peter Hasler(4)	—	—		—	—		—

	Date of Grant	At December 31, 2010(1)	Exercise Price $	Granted 2011(1)	Exercised or Vested/ Cancelled 2011(1)	Market Price at Exercise/ Vest Date	At December 31, 2011(1)	Earliest Vest Date	Option Expiry/ RSU Latest Vest Date
Gary Kennedy	May 26, 2005	15,000	$8.05	—	—	—	15,000	May 26, 2007	May 25, 2015
	February 1, 2006	10,000	$15.90	—	—	—	10,000	February 1, 2008	January 31, 2016
	February 21, 2007	10,000	$13.95	—	—	—	10,000	February 21, 2009	February 20, 2017
	February 14, 2008	10,000	RSU	—	—	—	10,000		February 14, 2018	(2)
	February 11, 2009	7,500	RSU	—	—	—	7,500		February 11, 2019	(2)
	May 26, 2010	23,855	RSU	—	—	—	23,855		May 26, 2020	(2)
	February 9, 2011	—	RSU	18,382	—	—	18,382		February 9, 2021	(2)

		76,355		18,382	—		94,737

Patrick Kennedy	May 22, 2008	20,000	$25.09	—	—	—	20,000	May 22, 2009	May 21, 2018
	February 11, 2009	7,500	RSU	—	—	—	7,500		February 11, 2019	(2)
	May 26, 2010	23,855	RSU	—	—	—	23,855		May 26, 2020	(2)
	February 9, 2011	—	RSU	18,382	—	—	18,382		February 9, 2021	(2)

		51,355		18,382	—		69,737

Giles Kerr	September 13, 2007	20,000	$19.51	—	—	—	20,000	September 13, 2008	September 12, 2017
	February 14, 2008	10,000	RSU	—	—	—	10,000		February 14, 2018	(2)
	February 11, 2009	7,500	RSU	—	—	—	7,500		February 11, 2019	(2)
	May 26, 2010	23,855	RSU	—	—	—	23,855		May 26, 2020	(2)
	February 9, 2011	—	RSU	18,382	—	—	18,382		February 9, 2021	(2)

		61,355		18,382	—		79,737

G. Kelly Martin	February 6, 2003	944,000	$3.85	—	—	—	944,000	December 31, 2003	February 5, 2013
	November 13, 2003	1,000,000	$5.28	—	—	—	1,000,000	December 31, 2003	November 12, 2013
	March 10, 2004	60,000	$16.27	—	—	—	60,000	January 1, 2005	March 9, 2014
	March 10, 2005	280,000	$7.47	—	—	—	280,000	January 1, 2006	March 9, 2015
	December 7, 2005	750,000	$12.03	—	—	—	750,000	December 31, 2006	December 6, 2015
	February 21, 2007	494,855	$13.95	—	—	—	494,855	February 21, 2008	February 20, 2017
	February 14, 2008	329,590	$25.01	—	—	—	329,590	February 14, 2009	February 13, 2018
	September 18, 2009	150,000	$7.18	—	—	—	150,000	March 18, 2012	September 17, 2019
	February 11, 2010	673,797	$7.05	—	—		673,797	February 11, 2011	February 10, 2020
	February 11, 2010	124,113	RSU	—	41,371	$6.86	82,742	February 11, 2011	February 11, 2013
	February 9, 2011	—	$6.80	932,134	—	—	932,134	February 9, 2012	February 8, 2021
	February 9, 2011	—	RSU	136,029	—	—	136,029	February 9, 2012	February 9, 2014

		4,806,355		1,068,163	41,371		5,833,147

Kieran McGowan	March 2, 2001	5,000	$54.85	—	5,000	—	—	March 2, 2002	March 1, 2011
	March 10, 2004	40,000	$16.27	—	—	—	40,000	March 10, 2005	March 9, 2014
	March 10, 2005	7,500	$7.47	—	—	—	7,500	January 1, 2006	March 9, 2015
	February 1, 2006	10,000	$15.90	—	—	—	10,000	February 1, 2008	January 31, 2016
	February 21, 2007	10,000	$13.95	—	—	—	10,000	February 21, 2009	February 20, 2017
	February 14, 2008	10,000	RSU	—	—	—	10,000		February 14, 2018	(2)
	February 11, 2009	7,500	RSU	—	—	—	7,500		February 11, 2019	(2)
	May 26, 2010	23,855	RSU	—	—	—	23,855		May 26, 2020	(2)
	February 9, 2011	—	RSU	18,382	—	—	18,382		February 9, 2021	(2)
	April 21, 2011	—	RSU	2,980	—	—	2,980		April 21, 2021	(3)
	July 28, 2011	—	RSU	2,093	—	—	2,093		July 28, 2021	(3)
	October 28, 2011	—	RSU	1,956	—	—	1,956		October 28, 2021	(3)

		113,855		25,411	5,000		134,266

	Date of Grant	At December 31, 2010(1)	Exercise Price $	Granted 2011(1)	Exercised or Vested/ Cancelled 2011(1)	Market Price at Exercise/ Vest Date	At December 31, 2011(1)	Earliest Vest Date	Option Expiry/ RSU Latest Vest Date
Kyran McLaughlin	March 2, 2001	5,000	$54.85	—	5,000	—	—	March 2, 2002	March 1, 2011
	March 10, 2004	40,000	$16.27	—	—	—	40,000	March 10, 2005	March 9, 2014
	March 10, 2005	7,500	$7.47	—	—	—	7,500	January 1, 2006	March 9, 2015
	February 1, 2006	10,000	$15.90	—	—	—	10,000	February 1, 2008	January 31, 2016
	February 21, 2007	10,000	$13.95	—	—	—	10,000	February 21, 2009	February 20, 2017
	February 14, 2008	10,000	RSU	—	—	—	10,000		February 14, 2018	(2)
	February 11, 2009	11,250	RSU	—	—	—	11,250		February 11, 2019	(2)
	May 26, 2010	28,626	RSU	—	—	—	28,626		May 26, 2020	(2)
	February 9, 2011	—	RSU	18,382	—	—	18,382		February 9, 2021	(2)
	April 21, 2011	—	RSU	4,224	—	—	4,224		April 21, 2021	(3)
	July 28, 2011	—	RSU	1,487	—	—	1,487		July 28, 2021	(3)
	October 28, 2011	—	RSU	1,390	—	—	1,390		October 28, 2021	(3)

		122,376		25,483	5,000		142,859

Donal O’Connor	May 22, 2008	20,000	25.09	—	—	—	20,000	May 22, 2009	May 21, 2018
	February 11, 2009	7,500	RSU	—	—	—	7,500		February 11, 2019	(2)
	May 26, 2010	23,855	RSU	—	—	—	23,855		May 26, 2020	(2)
	February 9, 2011	—	RSU	18,382	—	—	18,382		February 9, 2021	(2)

		51,355		18,382	—		69,737

Richard Pilnik	May 26, 2010	23,855	RSU	—	—	—	23,855		May 26, 2020	(2)
	February 9, 2011	—	RSU	18,382	—	—	18,382		February 9, 2021	(2)

		23,855		18,382	—		42,237

Dennis J. Selkoe	March 10, 2004	40,000	$16.27	—	40,000	—	—	March 10, 2005	July 16, 2011
	March 10, 2005	7,500	$7.47	—	7,500	—	—	January 1, 2006	July 16, 2011
	February 1, 2006	10,000	$15.90	—	10,000	—	—	February 1, 2008	July 16, 2011
	February 21, 2007	10,000	$13.95	—	10,000	—	—	February 21, 2009	July 16, 2011
	May 26, 2010	23,855	RSU	—	—	—	23,855		May 26, 2020	(2)
	February 9, 2011	—	RSU	18,382	—	—	18,382		February 9, 2021	(2)

		91,355		18,382	67,500		42,237

Andrew Von Eschenbach(4)	—	—		—	—		—

Secretary
William F. Daniel	March 2, 2001	25,000	$54.85	—	25,000	—	—	January 1, 2002	March 1, 2011
	March 1, 2002	30,000	$14.07	—	—	—	30,000	January 1, 2003	February 29, 2012
	May 1, 2003	6,000	$3.84	—	—	—	6,000	January 1, 2004	April 30, 2013
	March 10, 2004	30,000	$16.27	—	—	—	30,000	January 1, 2005	March 9, 2014
	March 10, 2005	50,000	$7.47	—	—	—	50,000	January 1, 2006	March 9, 2015
	February 1, 2006	47,925	$15.90	—	—	—	47,925	January 1, 2007	January 31, 2016
	February 21, 2007	69,372	$13.95	—	—	—	69,372	February 21, 2008	February 20, 2017
	February 21, 2007	2,689	RSU	—	2,689	$6.55	—	February 21, 2008	February 21, 2011
	February 14, 2008	17,758	$25.01	—	—	—	17,758	February 14, 2009	February 13, 2018
	February 14, 2008	4,998	RSU	—	2,499	$6.94	2,499	February 14, 2009	February 14, 2012
	February 11, 2009	77,643	$7.75	—	—	—	77,643	August 11, 2011	February 10, 2019
	February 11, 2009	18,479	RSU	—	18,479	$9.86	—	August 11, 2011	August 11, 2011
	February 11, 2010	51,337	$7.05	—	—	—	51,337	February 11, 2011	February 10, 2020
	February 11, 2010	28,369	RSU	—	9,457	$6.72	18,912	February 11, 2011	February 11, 2013
	February 9, 2011	—	$6.80	103,458	—	—	103,458	February 9, 2012	February 8, 2021
	February 9, 2011	—	RSU	45,294	—	—	45,294	February 9, 2012	February 9, 2014

		459,570		148,752	58,124		550,198

(1)	The amounts shown represent the number of Ordinary Shares callable by options or Ordinary Shares issuable upon the vesting of RSUs.

(2)

Will vest, after 90 days if after having served for a minimum of three years the non-executive director retires or is removed from the board of directors for any reason other than cause, or on the tenth anniversary of the grant date.

(3)

RSUs granted in fulfillment of director’s fee, and will vest, after 90 days if the non-executive director concerned retires or is removed from the board of directors for any reason other than cause, or on the tenth anniversary of the grant date.

(4)	Appointed as a director on September 15, 2011

During the year ended December 31, 2011, the closing market price ranged from $5.83 to $13.85 per ADS. The closing market price at February 17, 2012, on the NYSE, of our ADSs was $12.50.

The following changes in directors’ and secretary’s interests occurred between December 31, 2011, and February 17, 2012:

	Grant Date	Exercise Price	No. of Options	No. of RSUs
Directors
Robert A. lngram	February 9, 2012	$—	—	30,372
Lars Ekman	February 9, 2012	$—	—	16,610	(1)
Hans Peter Hasler	February 9, 2012	$—	—	15,186
Gary Kennedy	February 9, 2012	$—	—	15,186
Patrick Kennedy	February 9, 2012	$—	—	15,186
Giles Kerr	February 9, 2012	$—	—	15,186
G. Kelly Martin	February 9, 2012	$13.17	225,000	37,500
Kieran McGowan	February 9, 2012	$—	—	16,989	(2)
Kyran McLaughlin	February 9, 2012	$—	—	16,467	(3)
Donal O’Connor	February 9, 2012	$—	—	15,186
Richard Pilnik	February 9, 2012	$—	—	15,186
Dennis J. Selkoe	February 9, 2012	$—	—	15,186
Andrew von Eschenbach	February 9, 2012	$—	—	15,186
Secretary
William F. Daniel	February 9, 2012	$13.17	105,146	37,965

(1)	Includes 1,424 RSUs granted in fulfillment of director’s fee for September to December 2011.

(2)	Includes 1,803 RSUs granted in fulfillment of director’s fee for September to December 2011.

(3)	Includes 1,281 RSUs granted in fulfillment of director’s fee for September to December 2011.

	Date	RSUs Vested	Options Exercised	ADRs Sold
Directors
G. Kelly Martin	February 9, 2012	45,343	—	—
G. Kelly Martin	February 10, 2012	—	—	15,405
G. Kelly Martin	February 13, 2012	41,371	—	—
G. Kelly Martin	February 14, 2012	—	—	14,819
Secretary
William F. Daniel	February 9, 2012	15,098	—	11,324
William F. Daniel	February 13, 2012	9,456	—	7,092
William F. Daniel	February 14, 2012	2,499	—	1,874

Executive Directors’ Pension Arrangements

Pensions for executive directors are calculated on basic salary only (no incentive or benefit elements are included).

From July 2001 to December 2004, Mr. Cooke participated in a defined benefit pension plan, which is designed to provide eligible employees based in Ireland two-thirds of their basic salary at retirement at age 60 for full service. Mr. Cooke left the service of the Company in September 2011 and on that date had a total accumulated accrued annual benefit of €15,290 (2010: €15,290). Between December 2004 and September 2011 Mr. Cooke participated in a small self-administered pension fund to which we contributed.

Mr. Martin participates in a defined contribution plan (401(k) plan) for U.S. based employees.

Non-executive directors do not receive pensions.

For additional information on pension benefits for our employees, refer to Note 25 to the Consolidated Financial Statements.

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major Shareholders

The following table sets forth certain information regarding the ownership of Ordinary Shares or ADSs of which we are aware at February 17, 2012 by major shareholders and all of our directors and officers as a group (either directly or by virtue of ownership of our ADSs):

Name of Owner or Identity of Group	No. of Shares		Date of Disclosure(1)		Percent of Issued Share Capital(2)
Janssen Pharmaceuticals	107,396,285	(3)	September 18, 2009		18.2%
Fidelity Management and Research Company	70,508,640		February 17, 2012		11.9%
Wellington Management	37,305,855		December 31, 2011	(4)	6.3%
Invesco Limited	29,861,469		February 7, 2012		5.1%
Blackrock Inc.	23,735,433		September 28, 2011		4.0%
All directors and officers as a group (17 persons)	6,441,112	(5)	February 17, 2012		1.1%

(1)

Since the date of disclosure, the interest of any person listed above in our Ordinary Shares may have increased or decreased. No requirement to notify us of any change would have arisen unless the holding moved up or down through a whole number percentage level.

(2)	Based on 591.2 million Ordinary Shares outstanding on February 17, 2012.

(3)	These shares were issued as part of the Johnson & Johnson Transaction. Refer to page 7 for additional information.

(4)	Sourced from SEC filings.

(5)	Includes 5.6 million Ordinary Shares issuable upon exercise of currently exercisable options held by directors and officers as a group as of February 17, 2012.

Except for these interests, we have not been notified as of February 17, 2012 of any interest of 3% or more of our issued share capital. Neither Janssen Pharmaceuticals, Fidelity Management and Research Company, Wellington Management, Invesco Limited nor Blackrock Inc. has voting rights different from other shareholders.

We, to our knowledge, are not directly or indirectly owned or controlled by another entity or by any government. We do not know of any arrangements, the operation of which might result in a change of control of the Company.

A total of 591,178,503 Ordinary Shares of Elan were issued and outstanding as of February 17, 2012, of which 3,163 Ordinary Shares were held by holders of record in the United States, excluding shares held in the form of ADRs. 493,602,812 Ordinary Shares were represented by our ADSs, evidenced by ADRs, issued by Citibank, N.A., as depositary, pursuant to a deposit agreement. As of February 17, 2012, the number of holders of record of Ordinary Shares was 7,474, which includes ten holders of record in the United States, and the number of registered holders of ADRs was 3,059. Because certain of these Ordinary Shares and ADRs were held by brokers or other nominees, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

B.	Related Party Transactions

There were no significant transactions with related parties during the year ended December 31, 2011, other than as outlined in Note 31 to the Consolidated Financial Statements.

Transactions with Directors

Except as set out below, there are no service contracts in existence between any of the directors and Elan.

Non-Executive Directors’ Terms of Appointment

Period	Three-year term which can be extended by mutual consent, contingent on satisfactory performance and re-election at the AGM.

Termination	By the director or the Company at each party’s discretion without compensation.

Fees	Board Membership Fees
	Chairman’s Fee	$150,000	(1)
	Director’s Fee	$55,000	(2)
	Additional Board/Committee Fees
	Lead Independent Director’s Fee	$20,000
	Audit Committee Chairman’s Fee	$25,000	(3)
	Audit Committee Member’s Fee	$15,000
	Other Committee Chairman’s Fee	$20,000	(3)
	Other Committee Member’s Fee	$12,500

Equity

Non-executive directors are entitled to be considered for an annual equity award, based on the recommendation of the LDCC and supported by the advice of the LDCC’s compensation consultants. Such equity awards are normally granted in February of each year and are currently made in the form of RSUs. The awards made in February 2012 had the following grant date fair values:

	Chairman	$400,000	(1)
	Other non-executive directors	$200,000	(2)

Expenses	Reimbursement of travel and other expenses reasonably incurred in the performance of their duties.

Time commitment	Five scheduled in-person board meetings, the AGM and relevant committee meetings depending upon board/committee requirements and general corporate activity.

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

(1)

The chairman’s compensation for 2012 consists of a fee of $150,000 (2011: $250,000) and RSUs with a grant date fair value of $400,000 (2011:$200,000), amounting to a total value of $550,000 in 2012 (2011: $450,000). The chairman does not receive additional compensation for sitting on board committees.

(2)

Non-executive directors can elect to receive their fee payments in the form of RSUs, which will vest on the earlier of 90 days after their retirement from the board or 10 years. In 2011, Dr. Ekman, Mr. McGowan and Mr. McLaughlin elected to receive their fee payments in the form of RSUs.

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

Effective December 7, 2005, we and EPI entered into a new employment agreement with Mr. Martin, under which Mr. Martin continues to serve as our CEO with an initial base annual salary of $798,000. Mr. Martin is eligible to participate in our annual bonus plan, performance-based stock awards and merit award plans. Under the new agreement, Mr. Martin was granted an option to purchase 750,000 Ordinary Shares with an exercise price per share of $12.03, vesting in three equal annual instalments (the 2005 Options). Mr. Martin’s employment agreement was amended on December 19, 2008 to comply with the requirements of Section 409A of the IRC.

On June 2, 2010, Elan and Mr. Martin agreed to amend his 2005 employment contract from an open-ended agreement to a fixed term agreement. Under this 2010 agreement, Mr. Martin committed to remain in his current roles as CEO and director of the Company through to May 1, 2012. It was agreed that upon the completion of this fixed term Mr. Martin will then serve the board as executive adviser through to January 31, 2013. Under this amendment, Mr. Martin’s base salary was increased from $800,000 to $1,000,000 per year effective June 1, 2010, and when Mr. Martin moves to the role of executive adviser, his base salary will be reduced to $750,000 per year, he will not be eligible for a bonus and he will resign from the board.

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

No other director has an employment contract extending beyond 12 months or pre-determined compensation on termination which exceeds one year’s salary.

Mr. McLaughlin

In 2011 and 2010, Davy, an Irish based stockbroking, wealth management and financial advisory firm, of which Mr. McLaughlin is deputy chairman, provided advisory services to the company. The total invoiced value of these services was $0.2 million (2010: $0.3 million). Services rendered in 2011 included work in relation to the EDT divestment.

In November 2011, the Company engaged an adult son of Kyran McLaughlin as a consultant in relation to the Company’s investor relations programs for a six month period. The amount invoiced for these services in 2011 was €11,800. Mr. McLaughlin’s son is not an executive officer and does not have a key strategic role within Elan.

Mr. Pilnik

In 2009, prior to his joining the board of directors of Elan, Mr. Pilnik was paid a fee of $15,230 for consultancy services provided to Elan.

Dr. Selkoe

Effective as of July 1, 2009, EPI entered into a consultancy agreement with Dr. Selkoe under which Dr. Selkoe agreed to provide consultant services with respect to the treatment and/or prevention of neurodegenerative and autoimmune diseases. We pay Dr. Selkoe a fee of $12,500 per quarter under this agreement. The agreement is effective for three years unless terminated by either party upon 30 days written notice and supersedes all prior consulting agreements between Dr. Selkoe and Elan. Previously, Dr. Selkoe was a party to a similar consultancy agreement with EPI and Athena. Under the consultancy agreements, Dr. Selkoe received $50,000 in 2011, 2010 and 2009.

Dr. Selkoe serves as a Company-nominated director of Janssen AI, a subsidiary of Johnson & Johnson in which Elan holds a 49.9% equity interest. In December 2010, Dr Selkoe entered into a consulting agreement with Johnson & Johnson Pharmaceutical Research & Development LLC. This agreement was amended in November 2011 to extend it until December 31, 2012. During 2011, Dr. Selkoe received a fee of $1,600 in respect of services provided under this agreement. On February 2, 2012, this consulting agreement was terminated.

Arrangements with Former Directors

Agreements with Mr. Schuler, Mr. Bryson and Crabtree Partners L.L.C.

On September 17, 2010, we entered into agreements with Mr. Schuler and Mr. Bryson whereby we agreed to pay to Mr. Schuler and Mr. Bryson the aggregate amount of $300,000 in settlement of all costs, fees and expenses incurred by them in respect of any and all matters relating to the Irish High Court litigation and the U.S. Securities and Exchange Commission (SEC) investigation of Mr. Schuler. Under the agreements, Mr. Schuler and Mr. Bryson agreed to resign from the board, and they subsequently resigned on October 29, 2010.

On June 8, 2009, we entered into an agreement with Mr. Schuler, Mr. Bryson and Crabtree Partners L.L.C. (an affiliate of Mr. Schuler and a shareholder of the Company) (collectively “the Crabtree Group”). Pursuant to this Agreement, we agreed to nominate Mr. Schuler and Mr. Bryson for election as directors of the Company at the 2009 AGM. Mr. Schuler and Mr. Bryson irrevocably agreed to resign as directors of the Company effective on the first date on which Mr. Schuler, Mr. Bryson and Crabtree Partners L.L.C. cease to beneficially own, in aggregate, at least 0.5% of the Company’s issued share capital. The Agreement also included a standstill provision providing that, until the later of December 31, 2009, amended to January 1, 2012, pursuant to the 2010 agreement, and the date that was three months after the date on which Mr. Schuler and Mr. Bryson cease to be directors of the Company, none of Mr. Schuler, Mr. Bryson, Crabtree Partners L.L.C. or any of their respective affiliates would, among other things, acquire any additional equity interest in the Company if, after giving effect to the acquisition, Mr. Schuler, Mr. Bryson, Crabtree Partners L.L.C. and their affiliates would own more than 3% of the Company’s issued share capital. Finally, we agreed to reimburse the Crabtree Group for $500,000 of documented out-of-pocket legal expenses incurred by their outside counsel in connection with the Agreement and the matters referenced in the Agreement.

Dr. Bloom

On July 17, 2009, EPI entered into a consultancy agreement with Dr. Bloom under which Dr. Bloom agreed to provide consultant services to Elan with respect to the treatment and/or prevention of neurodegenerative diseases and to act as an advisor to the science and technology committee. Effective July 17, 2011, this agreement was extended for a further year (“the Amended Agreement”) and we pay Dr. Bloom a fee of $12,500 per quarter under the Amended Agreement. This agreement can be terminated by either party upon 30 days written notice. Under the consultancy agreements, Dr. Bloom received $44,674 in 2011 (2010: $58,125, of which $18,152 related to services rendered during 2009).

Mr. Cooke

In connection with the EDT transaction, as described in note 5, and Mr. Cooke’s transfer of employment from the Company to Alkermes plc, the Company and Mr. Cooke agreed on September 16, 2011, that if his employment with Alkermes plc is terminated otherwise than for disciplinary reasons, and the date of expiry of notice of his termination of employment is not later than August 15, 2012, we will make up the shortfall, if any, between the severance amount payable to him by Alkermes plc, and the amount that he would have received under our current Elan severance plan had his employment continued and been terminated by us.

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

Our Ordinary Shares are traded on the ISE and our ADSs, each representing one Ordinary Share and evidenced by ADRs, are traded on the NYSE under the symbol “ELN.” The ADR depositary is Citibank, N.A.

The following table sets forth the high and low sales prices of the Ordinary Shares during the periods indicated, based upon mid-market prices at close of business on the ISE and the high and low sales prices of the ADSs, as reported in published financial sources:

	€0.05 Ordinary Shares		American Depositary Shares(1)
	High	Low	High	Low
	(€)		($)
Year ended December 31
2007	16.89	9.04	24.52	11.98
2008	23.47	4.02	36.82	5.36
2009	6.37	3.42	8.70	5.00
2010	6.04	3.48	8.18	4.33
2011	10.72	4.33	13.85	5.83
Calendar Year
2010
Quarter 1	5.72	4.66	8.12	6.65
Quarter 2	6.04	3.70	8.18	4.50
Quarter 3	4.13	3.48	5.75	4.33
Quarter 4	4.71	3.88	6.15	5.08
2011
Quarter 1	5.38	4.33	7.11	5.83
Quarter 2	8.00	4.87	11.37	6.80
Quarter 3	8.80	6.19	12.48	9.20
Quarter 4	10.72	7.33	13.85	9.87
Month Ended
August 2011	8.02	6.19	11.22	9.20
September 2011	7.97	6.86	10.69	9.40
October 2011	8.52	7.53	12.14	9.87
November 2011	8.56	7.33	11.91	9.92
December 2011	10.72	8.16	13.85	10.75
January 2012	11.06	10.17	13.92	13.01

(1)	An ADS represents one Ordinary Share, par value €0.05.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information.

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

The names of the directors are shown in Item 6A. “Directors and Senior Management”. Dr. Andrew von Eschenbach and Mr. Hans Peter Hasler were appointed as directors on September 15, 2011. Mr. Frick retired from the board on May 26, 2011 and Mr. Cooke retired from the board on September 15, 2011.

Under the terms of our Articles of Association, directors serve for a term of three years expiring at the AGM in the third year following their appointment at an AGM or as the case may be, their re-appointment at the AGM. Additionally, in line with the provisions of the Combined Code, non-executive directors who have served on the board for in excess of nine years are subject to annual re-election by shareholders. Directors are not required to retire at any set age and may, if recommended by the board of directors, offer themselves for re-election at any AGM where they are deemed to have retired by rotation. Following our adoption of the requirements of the U.K. Corporate Governance Code, all directors will stand for annual re-election with effect from the date of the 2012 AGM.

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

We incorporate by reference all other information concerning our Memorandum and Articles of Association from the section entitled “Description of Ordinary Shares” in the Registration Statement on Form 8-A/A3 (SEC File No. 001-13896) we filed with the SEC on December 6, 2004 and our Memorandum and Articles of Association filed with the SEC as Exhibit 1.1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2010.

C.	Material Contracts

Indentures

Indentures governing the 2016 Notes issued October 2009 and the 2016 Notes issued August 2010 contain covenants that restrict or prohibit our ability to engage in or enter into a variety of transactions. These restrictions and prohibitions could have a material and adverse effect on us. During 2011, as of December 31, 2011, and as of the date of filing of this Form 20-F, we were not in violation of any of our debt covenants. For additional information with respect to the restrictive covenants contained in our indentures, refer to Note 22 to the Consolidated Financial Statements.

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

In June 2006, the FDA approved the reintroduction of Tysabri for the treatment of relapsing forms of MS. Approval for the marketing of Tysabri in the European Union was also received in June 2006 and has subsequently been received in a number of other countries. The distribution of Tysabri in both the United States and the European Union commenced in July 2006. Global in-market net sales of Tysabri in 2011 were $1,510.6 million (2010: $1,230.0 million; 2009: $1,059.2 million), consisting of $746.5 million (2010: $593.2 million; 2009: $508.5 million) in the U.S. market and $764.1 million (2010: $636.8 million; 2009: $550.7 million) in the ROW.

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

In the ROW markets, Biogen Idec is responsible for distribution and we record as revenue our share of the profit or loss on ROW sales of Tysabri, plus our directly incurred expenses on these sales. In 2011, we recorded revenue of $317.6 million (2010: $258.3 million; 2009: $215.8 million).

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

Johnson & Johnson AIP Agreements

On September 17, 2009, Janssen AI, a newly formed subsidiary of Johnson & Johnson, completed the acquisition of substantially all of our assets and rights related to the AIP. In addition, Johnson & Johnson, through its affiliate Janssen Pharmaceutical, invested $885.0 million in exchange for newly issued ADRs of Elan, representing 18.4% of our outstanding Ordinary Shares at the time. Johnson & Johnson also committed to fund up to $500.0 million towards the further development and commercialization of the AIP. As of December 31, 2011, the remaining unspent amount of the Johnson & Johnson $500.0 million funding commitment was $57.6 million (2010: $272.0 million), which reflects the $214.4 million utilized in 2011 (2010: $179.0 million). In the event that either an AIP product reaches market and Janssen AI is in a positive operating cash flow position, or the AIP is terminated before the initial $500.0 million funding commitment has been drawn down, Johnson & Johnson is not required to contribute the full $500.0 million. Any required additional expenditures in respect of Janssen AI’s obligations under the AIP collaboration in excess of the initial $500.0 million funding commitment is required to be funded by Elan and Johnson & Johnson in proportion to their respective shareholdings up to a maximum additional commitment of $400.0 million in total. Based on current spend levels, we anticipate that we will be called upon to provide funding to Janssen AI commencing in the second quarter of 2012. In the event that further funding is required beyond the $400.0 million, such funding will be on terms determined by the board of Janssen AI, with Johnson & Johnson and Elan having a right of first offer to provide additional funding. If we fail to provide our share of the $400.0 million commitment or any additional funding that is required for the development of the AIP, and if Johnson & Johnson elects to fund such an amount, our interest in Janssen AI could, at the option of Johnson & Johnson, be commensurately reduced.

In consideration for the transfer of these assets and rights, we received a 49.9% equity interest in Janssen AI. In general, Elan is entitled to a 49.9% share of all net profits generated by Janssen AI beginning from the date Janssen AI becomes net profitable and certain royalty payments upon the commercialization of products under the AIP collaboration. The AIP represented our interest in that collaboration to research, develop and commercialize products for the treatment and/or prevention of neurodegenerative conditions, including Alzheimer’s disease. Janssen AI has assumed our activities with Pfizer under the AIP. Under the terms of the Johnson & Johnson Transaction, if we undergo a change of control, an affiliate of Johnson & Johnson will be entitled to purchase our 49.9% interest in Janssen AI at the then fair value.

Transition Therapeutics Collaboration Agreements

In September 2006, we entered into an exclusive, worldwide collaboration with Transition for the joint development and commercialization of a novel therapeutic agent for Alzheimer’s disease. The small molecule, ELND005, is a beta amyloid anti-aggregation agent that has been granted fast track designation by the FDA. In December 2007, the first patient was dosed in a Phase 2 clinical study. This 18-month, randomized, double-blind, placebo-controlled, dose-ranging study was designed to evaluate the safety and efficacy of ELND005 in approximately 340 patients with mild to moderate Alzheimer’s disease. In December 2009, we announced that patients would be withdrawn from the two highest dose groups due to safety concerns. In August 2010, Elan and Transition announced the top-line summary results of the Phase 2 clinical study and in September 2011, the Phase 2 clinical study data was published in the journal Neurology. The study’s cognitive and functional co-primary endpoints did not achieve statistical significance. The 250mg twice daily dose demonstrated a biological effect on amyloid-beta protein in the CSF, in a subgroup of patients who provided CSF samples. This dose achieved targeted drug levels in the CSF and showed some effects on clinical endpoints in an exploratory analysis.

In December 2010, we modified our Collaboration Agreement with Transition and, in connection with this modification, Transition elected to exercise its opt-out right under the original agreement. Under this amendment, we paid Transition $9.0 million and Transition will be eligible to receive a further $11.0 million payment from us upon the commencement of the next ELND005 clinical trial, and will no longer be eligible to receive a $25.0 million milestone that would have been due upon the commencement of a Phase 3 trial for ELND005 under the terms of the original agreement.

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

Irish exchange control regulations ceased to apply from and after December 31, 1992. Except as indicated below, there are no restrictions on non-residents of Ireland dealing in domestic securities, which includes shares or depositary receipts of Irish companies such as us. Except as indicated below, dividends and redemption proceeds also continue to be freely transferable to non-resident holders of such securities. The Financial Transfers Act, 1992 gives power to the Minister for Finance of Ireland to make provision for the restriction of financial transfers between Ireland and other countries and persons. Financial transfers are broadly defined and include all transfers that would be movements of capital or payments within the meaning of the treaties governing the member states of the European Union. The acquisition or disposal of ADSs or ADRs representing shares issued by an Irish incorporated company and associated payments falls within this definition. In addition, dividends or payments on redemption or purchase of shares and payments on a liquidation of an Irish incorporated company would fall within this definition. At present the Financial Transfers Act, 1992 prohibits financial transfers involving the late Slobodan Milosevic and associated persons, Burma (Myanmar), Belarus, certain persons indicted by the International Criminal Tribunal for the former Yugoslavia, the late Usama bin Laden, Al-Qaida, the Taliban of Afghanistan, Democratic Republic of Congo, Democratic People’s Republic of Korea (North Korea), Iran, Iraq, Côte d’Ivoire, Lebanon, Liberia, Zimbabwe, Sudan, Somalia, Republic of Guinea, Afghanistan, Egypt, Eritrea, Libya, Syria, Tunisia, certain known terrorists and terrorist groups, and countries that harbor certain terrorist groups, without the prior permission of the Central Bank of Ireland.

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

The following is a general description of Irish taxation inclusive of certain Irish tax consequences to U.S. Holders (as defined below) of the purchase, ownership and disposition of ADSs or Ordinary Shares. As used herein, references to the Ordinary Shares include ADSs representing such Ordinary Shares, unless the tax treatment of the ADSs and Ordinary Shares has been specifically differentiated. This description is for general information purposes only and does not purport to be a comprehensive description of all the Irish tax considerations that may be relevant in a U.S. Holder’s decision to purchase, hold or dispose of our Ordinary Shares. It is based on the various Irish Taxation Acts, all as in effect on February 17, 2012, and all of which are subject to change (possibly on a retroactive basis). The Irish tax treatment of a U.S. Holder of Ordinary Shares may vary depending upon such holder’s particular situation, and holders or prospective purchasers of Ordinary Shares are advised to consult their own tax advisors as to the Irish or other tax consequences of the purchase, ownership and disposition of Ordinary Shares.

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

Unless exempted, all dividends paid will be subject to Irish withholding tax at the standard rate of income tax in force at the time the dividend is paid, currently 20%, and no additional Irish income tax liability or liability to the universal social charge in Ireland arises as the withholding tax deducted discharges such liability to Irish tax. An individual shareholder resident in a country with which Ireland has a double tax treaty, which includes the United States, or in a member state of the European Union, other than Ireland (together, a Relevant Territory), will be exempt from withholding tax, income tax and the universal social charge provided he or she makes the requisite declaration.

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

Holders of our ADSs will be exempt from withholding tax and the universal social charge if they are beneficially entitled to the dividend and their address on the register of depositary shares maintained by the depositary is in the United States, provided that the depositary has been authorized by the Irish Revenue Commissioners as a qualifying intermediary and provided the appropriate declaration is made by the holders of the ADSs. Where such withholding is made, it will satisfy the liability to Irish tax and the universal social charge of the shareholder except in certain circumstances where an individual shareholder may have an additional liability. A charge to Irish social security taxes arise for individuals. However, under the Social Welfare Agreement between Ireland and the United States, an individual who is liable for U.S. social security contributions can normally claim exemption from these taxes and levies.

Irish Capital Acquisitions Tax

A gift or inheritance of Ordinary Shares will be and, in the case of our warrants or American Depositary Warrant Shares (ADWSs) representing such warrants, may be, within the charge to Irish capital acquisitions tax, notwithstanding that the person from whom the gift or inheritance is received is domiciled or resident outside Ireland. Capital acquisitions tax is charged at the rate of 30% above a tax-free threshold. This tax-free threshold is determined by the relationship between the donor and the successor or donee. It is also affected by the amount of the current benefit and previous benefits taken since December 5, 1991 from persons within the same capital acquisitions tax relationship category. Gifts and inheritances between spouses are not subject to capital acquisitions tax.

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

The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act). In accordance with these requirements, the Company files Annual Reports on Form 20-F with, and furnishes Reports of Foreign Issuer on Form 6-K to, the SEC. These materials, including our Annual Report on Form 20-F for the fiscal year ended December 31, 2011 and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, NE, Washington D.C. 20549. Copies of the materials may be obtained from the SEC’s Public Reference Room at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. As a foreign private issuer, all documents that we filed or submitted after November 4, 2002 on the SEC’s EDGAR system are available for retrieval on the website maintained by the SEC at http://www.sec.gov. These filings and submissions are also available from commercial document retrieval services.

Copies of our Memorandum and Articles of Association may be obtained at no cost by writing or telephoning the Company at our principal executive offices. Our Memorandum and Articles of Association were filed with the SEC as Exhibit 1.1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2010. You may also inspect or obtain a copy of our Memorandum and Articles of Association using the procedures prescribed above.

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

We actively manage our foreign exchange exposures to reduce the exchange rate volatility on our results of operations. The principal foreign currency risk to which we are exposed relates to movements in the exchange rate of the U.S. dollar against the euro. Our main exposure is the revenue received in euro arising from sales of Tysabri in the European Union and expenses denominated in euro from a corporate office in Dublin. We closely monitor expected euro cash flows to identify exposures and, if considered appropriate, enter into forward foreign exchange contracts or other derivative instruments to reduce our foreign currency risk.

During 2011, average exchange rates were $1.393 = €1.00. We had entered into a number of forward foreign exchange contracts at various rates of exchange that required us to sell euro for U.S. dollars on various dates during 2011. These forward contracts expired on various dates throughout 2011 and there were no forward contracts outstanding as of December 31, 2011.

Interest Rate Risk on Debt

Our long-term debt at December 31, 2011 is all at fixed rates, therefore we are not exposed to cash flow interest rate risk in relation to our debt.

As of December 31, 2011, the fair value of our debt was $665.1 million. For additional information on the fair values of debt instruments, refer to Note 27 to the Consolidated Financial Statements.

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

The interest rate risk profile of our investments at December 31, 2011, was as follows (in millions):

	Fixed	Floating	No Interest	Total
Cash and cash equivalents	$—	$271.7	$—	$271.7
Restricted cash and cash equivalents — current	$—	$2.6	$—	$2.6
Restricted cash and cash equivalents — non-current	$—	$13.7	$—	$13.7
Investment securities — current	$—	$—	$0.3	$0.3
Investment securities — non-current	$—	$—	$9.8	$9.8

Variable interest rates on cash and liquid resources are generally based on the appropriate Euro Interbank Offered Rate, London Interbank Offer Rate (LIBOR) or bank rates dependent on principal amounts on deposit.

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

At the balance sheet date, we have a significant concentration of credit risk given that our main customer or collaborator, AmerisourceBergen and Biogen Idec account for all of our gross accounts receivable balance at December 31, 2011. However, we do not believe our credit risk in relation with these two customers is significant, as they each have an investment grade credit rating.

Equity Price and Commodity Risks

We do not have any material equity price or commodity risks.

Item 12.	Description of Securities Other than Equity Securities.

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares.

In February 2011, Citibank, N.A. replaced the Bank of New York Mellon as our ADS depositary. According to our Depositary Agreement with the ADS depositary, Citibank, N.A., the depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Depositing or withdrawing shares must pay the following costs:

Service	Rate	By Whom Paid
(1) Issuance of ADSs upon deposit of Shares (excluding issuances as a result of distributions described in paragraph 4) below).	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) issued.	Person depositing Shares or person receiving ADSs.

(2) Delivery of Deposited Securities against surrender of ADSs.	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) surrendered.	Person surrendering ADSs for the purpose of withdrawal of Deposited Securities or person to whom Deposited Securities are delivered.

(3) Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements).	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held.	Person to whom distribution is made.

(4) Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs.	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held.	Person to whom distribution is made.

(5) Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., spin-off shares).	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held.	Person to whom distribution is made.

(6) Depositary Services.	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the Depositary.	Person holding ADSs on the applicable record date(s) established by the Depositary.

From January 1, 2011, to February 17, 2012, we did not receive any money from the depositary or any reimbursement relating to the ADS facility.

In 2011, Bank of New York Mellon waived certain fees relating to products and services provided by the depositary which were repaid by the Company in February 2012. In 2010, the fees waived by Bank of New York Mellon amounted to $144,673. Citibank, N.A., was appointed as depositary on February 3, 2012 and has agreed to waive certain fees and make certain payments relating to products and services provided by them as depositary.

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.	Controls and Procedures.

Disclosure Controls and Procedures

We conducted an evaluation as of December 31, 2011 under the supervision and with the participation of management, including our CEO and chief financial officer (CFO), of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on the evaluation conducted, our management, including our CEO and CFO, concluded that at December 31, 2011 such disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). Our internal control system is designed to provide reasonable assurance regarding the preparation and fair presentation of financial statements for external purposes in accordance with U.S. GAAP. All internal control systems, no matter how well designed, have inherent limitations and can provide only reasonable assurance that the objectives of the internal control system are met. It must be noted that even those systems that management deems to be effective can only provide reasonable assurance with respect to the preparation and presentation of our financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or the degree of compliance with the policies and procedures.

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal controls over financial reporting, based on the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation conducted, our management, including our CEO and CFO, concluded that as of December 31, 2011, internal control over financial reporting was effective.

Our independent registered public accounting firm, KPMG, has issued an auditor’s report on the Company’s internal control over financial reporting as of December 31, 2011, which is included under Item 15 “Controls and Procedures” in this Annual Report on Form 20-F.

Changes in Internal Control over Financial Reporting

Changes that have materially affected, or are reasonably likely to material affect, our internal control over financial reporting during the period covered by the annual report, need to be identified and reported as required by paragraph (d) of Rule 13a-15.

During the year ended December 31, 2011, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Elan Corporation, plc:

We have audited Elan Corporation, plc’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Elan Corporation, plc’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, appearing under Item 15 in this Annual Report on Form 20-F. Our responsibility is to express an opinion on Elan Corporation, plc’s internal control over financial reporting based on our audit.

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

In our opinion, Elan Corporation, plc maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Elan Corporation, plc and subsidiaries, as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders’ equity/(deficit) and comprehensive income/(loss) and cash flows for each of the years in the three-year period ended December 31, 2011, and the related financial statement schedule, and our report dated February 23, 2012 expressed an unqualified opinion on those consolidated financial statements and the related financial statement schedule.

/s/ KPMG

Dublin, Ireland

February 23, 2012

Item 16.	Reserved.

Item 16A.	Audit Committee Financial Expert.

The board of directors of Elan has determined that Mr. Gary Kennedy, Mr. Kerr and Mr. O’Connor qualify as Audit Committee financial experts and as independent directors within the meaning of the NYSE listing standards.

Item 16B.	Code of Ethics.

Our board of directors adopted a code of conduct that applies to our directors, officers and employees. The Code of Conduct was revised and updated in April 2011. There have been no material modifications to, or waivers from, the provisions of such Code. This Code is available on the corporate governance section of our website at the following address: www.elan.com.

Item 16C.	Principal Accountant Fees and Services.

Our principal accountants are KPMG. The table below summarizes the fees for professional services rendered by KPMG for the audit of our Consolidated Financial Statements and fees billed for other services rendered by KPMG (in millions):

	2011	2010
Auditors’ remuneration:
Audit fees(1)	$2.0	$2.0
Audit-related fees(2)	—	—

Total audit and audit-related fees	$2.0	$2.0
Tax fees(3)	1.2	0.6
All other fees	—	—

Total auditors’ remuneration	$3.2	$2.6

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

Report of the Audit Committee

The Audit Committee held eight scheduled meetings in 2011. Details of meeting attendance by Audit Committee members are included in the table on page 71. In addition three further meetings were held to deal with specific matters.

Committee Membership

Name	Status During 2011
Gary Kennedy (Chairman)	Member for the whole period
Giles Kerr	Member for the whole period
Donal O’Connor	Member for the whole period

The current members of the Audit Committee are all non-executive directors of the Company. The board considers each member to be independent under the Guidelines, the Code and the criteria of the NYSE corporate governance listing standards concerning the composition of Audit Committee.

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

The Audit Committee appoints and agrees on the compensation for the independent external auditors subject, in each case, to the approval of the Company’s shareholders at general meeting. It maintains policies and procedures for the pre-approval of all audit services and permitted non-audit services undertaken by the independent external auditor. The principal purpose of these policies and procedures is to ensure that the independence of the independent external auditor is not impaired. The policies and procedures cover three categories of work: audit services, audit-related services and non-audit services. The pre-approval procedures permit certain audit, audit-related and non-audit services to be performed by the independent external auditor during the year subject to fee limits agreed with the Audit Committee in advance. Authority to approve, between Audit Committee meetings, work in excess of the pre-agreed fee limits is delegated to members of the Audit Committee if required. Regular reports to the full Audit Committee are also provided for and, in practice, are a standing agenda item at Audit Committee meetings.

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

Activities Undertaken During the Year

The Audit Committee held a number of private meetings without management present with the Company’s general counsel, chief compliance officer and head of internal audit and with the engagement partner from the Company’s independent external auditors. The purpose of these meetings was to facilitate free and open discussions between the Audit Committee members and those individuals separate from the main sessions of the Audit Committee, which were attended by the CFO, the group controller and the Company’s general counsel.

At each regularly scheduled board meeting, the chairman of the Audit Committee reported to the board on the principal matters covered at the preceding Audit Committee meetings. The minutes of all Audit Committee meetings were also circulated to all board members. During 2011, the Audit Committee considered and reviewed various aspects of the Company and its business including, but not limited to the matters referred to below.

•	The Company’s financial reports and financial guidance were reviewed and various accounting matters and policies were considered.

•

Reports were received from the independent external auditors concerning their audit strategy, the planning and the results of their audit of the financial statements of the Company and from management, the internal audit function and chief compliance office on the effectiveness of the Company’s system of internal controls and, in particular, its internal control over financial reporting.

•

The Audit Committee reviewed the operations of the Company’s Code of Conduct, the employee helpline and email system. No material issues were reported through this route during the year. No waivers to the Code of Conduct were made in 2011.

•	The implementation of the measures required under the terms of the Corporate Integrity Agreement between the Company and the Inspector General of the U.S. Department of Health and Human Services.

•	Reviewed and approved, or recommended for approval to the board of directors, various aspects of the EDT/Alkermes transaction entered into in May 2011 and completed in September 2011.

•	Reviewed proposals for the restructuring of the Company’s debts.

•	Reviewed correspondences between the Company and the SEC.

•

The Audit Committee reviewed the further implementation of the comprehensive enterprise-wide risk management process in the Company, including the role of the Turnbull Guidance for Directors, other corporate governance measures and the utilization of the insurance function in the control and management Company wide risk.

•

Matters concerning the internal audit function, corporate compliance function and financial functions were reviewed. The Company’s continuing work to comply with the applicable provisions of the Sarbanes-Oxley Act of 2002 was monitored by the Audit Committee.

•	The Audit Committee charter, the Company’s Security Trading policy and the operation of the Audit Committee were reviewed during 2011.

•

The amount of audit and non-audit fees of the independent auditor was monitored throughout 2011. The Audit Committee was satisfied throughout the year that the objectivity and independence of the independent external auditor were not in any way impaired by either the nature of the non-audit work undertaken, the level of non-audit fees charged for such work or any other facts or circumstances.

On behalf of the Audit Committee,

Gary Kennedy

Chairman of the Audit Committee and

Non-Executive Director

February 23, 2012

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

NYSE Section 303A.06
U.S. listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 (the Exchange Act).	Our board of directors maintains an Audit Committee that meets the requirements of Rule 10A-3 of the Exchange Act.

NYSE Standards for U.S. Listed Companies under Listed Company Manual Section 303A	Elan Corporate Governance Practices

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

Report of Independent Registered Public Accounting Firm

Consolidated Financial Statements of Elan Corporation, plc and subsidiaries

Notes to the Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Elan Corporation, plc:

We have audited the accompanying consolidated balance sheets of Elan Corporation, plc and subsidiaries (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders’ equity/(deficit) and comprehensive income/(loss), and cash flows for each of the years in the three-year period ended December 31, 2011. In connection with our audits of the consolidated financial statements, we have also audited financial statement Schedule II. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Elan Corporation, plc and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Elan Corporation plc’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 23, 2012 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG

Dublin, Ireland

February 23, 2012

Elan Corporation, plc

Consolidated Statements of Operations

For the Years Ended December 31, 2011, 2010 and 2009

	Notes	2011	2010	2009
		(In millions, except per share data)
Product revenue		$1,236.1	$1,156.0	$1,094.3
Contract revenue		9.9	13.7	18.7

Total revenue	3	1,246.0	1,169.7	1,113.0
Cost of sales		639.7	583.3	560.7

Gross margin		606.3	586.4	552.3
Operating expenses:
Selling, general and administrative expenses		228.7	254.7	268.2
Research and development expenses		232.5	258.7	293.6
Net gain on divestment of business	5	(652.9)	(1.0)	(108.7)
Other net (gains)/charges	6	(42.2)	56.3	67.3
Settlement reserve charge	7	—	206.3	—

Total operating (gains)/expenses		(233.9)	775.0	520.4

Operating income/(loss)		840.2	(188.6)	31.9

Net interest and investment gains and losses:
Net interest expense	8	105.9	117.8	137.9
Net loss on equity method investments	9	81.8	26.0	—
Net charge on debt retirement	10	47.0	3.0	24.4
Net investment gains	15	(2.6)	(12.8)	(0.6)

Net interest and investment gains and losses		232.1	134.0	161.7

Net income/(loss) before income taxes		608.1	(322.6)	(129.8)
Provision for income taxes	11	47.6	2.1	46.4

Net income/(loss)		$560.5	$(324.7)	$(176.2)

Basic net income/(loss) per Ordinary Share	12	$0.95	$(0.56)	$(0.35)

Basic weighted-average number of Ordinary Shares outstanding		587.6	584.9	506.8
Diluted net income/(loss) per Ordinary Share	12	$0.94	$(0.56)	$(0.35)

Diluted weighted-average number of Ordinary Shares outstanding		593.5	584.9	506.8

The accompanying notes are an integral part of these Consolidated Financial Statements.

Elan Corporation, plc

Consolidated Balance Sheets

As of December 31, 2011 and 2010

	Notes	2011	2010
	(In millions, except shares and par values)
ASSETS
Current Assets:
Cash and cash equivalents		$271.7	$422.5
Restricted cash and cash equivalents — current	13	2.6	208.2
Accounts receivable, net	14	167.7	191.6
Investment securities — current	15	0.3	2.0
Inventory	16	23.8	39.0
Deferred tax assets — current	11	26.2	41.8
Prepaid and other current assets	17	25.7	15.4

Total current assets		518.0	920.5
Property, plant and equipment, net	18	83.2	287.5
Goodwill and other intangible assets, net	19	309.9	376.5
Equity method investments	9	675.8	209.0
Investment securities — non-current	15	9.8	9.4
Restricted cash and cash equivalents — non-current	13	13.7	14.9
Deferred tax assets — non-current	11	118.9	154.3
Other assets	20	24.5	45.4

Total assets		$1,753.8	$2,017.5

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable		$46.4	$39.2
Accrued and other current liabilities	21	229.9	442.5

Total current liabilities		276.3	481.7
Long-term debt	22	615.0	1,270.4
Other liabilities	21	60.7	71.1

Total liabilities		952.0	1,823.2

Shareholders’ Equity:
Ordinary Shares, €0.05 par value, 810,000,000 shares authorized 589,346,275 and 585,201,576 shares issued and outstanding at December 31, 2011 and 2010, respectively	23	36.2	35.9
Executive Shares, €1.25 par value, 1,000 shares authorized, 1,000 shares issued and outstanding at December 31, 2011 and 2010	23	—	—
“B” Executive Shares, €0.05 par value, 25,000 shares authorized, 21,375 shares issued and outstanding at December 31, 2011 and 2010	23	—	—
Additional paid-in capital		6,485.9	6,444.9
Accumulated deficit		(5,682.9)	(6,243.4)
Accumulated other comprehensive loss	24	(37.4)	(43.1)

Shareholders’ equity		801.8	194.3

Total liabilities and shareholders’ equity		$1,753.8	$2,017.5

The accompanying notes are an integral part of these Consolidated Financial Statements.

Elan Corporation, plc

Consolidated Statements of Shareholders’ Equity/(Deficit) and Comprehensive Income/(Loss)

For the Years Ended December 31, 2011, 2010 and 2009

	Number of Shares	Share Capital	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income/(Loss)	Total Shareholders’ Equity/ (Deficit)
	(In millions)
Balance at December 31, 2008	474.7	$27.6	$5,521.5	$(5,742.5)	$(38.8)	$(232.2)
Comprehensive loss:
Net loss	—	—	—	(176.2)	—	(176.2)
Unrealized gain on investment securities	—	—	—	—	4.0	4.0
Unrealized components of defined pension plans	—	—	—	—	(1.2)	(1.2)
Currency translation adjustments	—	—	—	—	(0.1)	(0.1)

Total comprehensive loss						(173.5)

Net tax shortfalls related to equity awards	—	—	(3.6)	—	—	(3.6)
Stock issued, net of issuance costs	109.2	8.2	863.8	—	—	872.0
Share-based compensation	—	—	31.5	—	—	31.5

Balance at December 31, 2009	583.9	35.8	6,413.2	(5,918.7)	(36.1)	494.2
Comprehensive loss:
Net loss	—	—	—	(324.7)	—	(324.7)
Unrealized loss on investment securities	—	—	—	—	(2.8)	(2.8)
Unrealized components of defined pension plans	—	—	—	—	(4.1)	(4.1)
Currency translation adjustments	—	—	—	—	(0.1)	(0.1)

Total comprehensive loss						(331.7)

Net tax shortfalls related to equity awards	—	—	(1.2)	—	—	(1.2)
Stock issued, net of issuance costs	1.3	0.1	1.7	—	—	1.8
Share-based compensation	—	—	31.2	—	—	31.2

Balance at December 31, 2010	585.2	35.9	6,444.9	(6,243.4)	(43.1)	194.3
Comprehensive income:
Net income	—	—	—	560.5	—	560.5
Unrealized loss on investment securities	—	—	—	—	(1.5)	(1.5)
Unrealized components of defined pension plans	—	—	—	—	(3.9)	(3.9)
Currency translation adjustments	—	—	—	—	11.1	11.1

Total comprehensive income						566.2

Stock issued, net of issuance costs	4.1	0.3	6.0	—	—	6.3
Share-based compensation	—	—	35.0	—	—	35.0

Balance at December 31, 2011	589.3	$36.2	$6,485.9	$(5,682.9)	$(37.4)	$801.8

The accompanying notes are an integral part of these Consolidated Financial Statements.

Elan Corporation, plc

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2011, 2010 and 2009

	2011	2010	2009
	(In millions)
Cash flows from operating activities:
Net income/(loss)	$560.5	$(324.7)	$(176.2)
Adjustments to reconcile net income/(loss) to net cash (used in)/ provided by operating activities:
Amortization of deferred revenue	(0.5)	(0.3)	(0.2)
Amortization of financing costs	5.3	5.4	5.5
Depreciation and amortization	35.8	63.3	75.0
Gain on sale of investment securities	(2.6)	(12.8)	(1.2)
Impairment of property, plant and equipment	10.0	11.0	15.0
Impairment of intangible assets	0.3	0.9	30.6
Net gain on divestment of business	(654.5)	—	(126.0)
EDT divestment transaction costs	(34.1)	—	—
Net loss on equity method investments	81.8	26.0	—
Settlement reserve charge	—	206.3	—
Share-based compensation	35.3	31.5	31.5
Excess tax benefit from share-based compensation	—	—	(2.3)
Utilization/write-down of deferred tax asset	51.0	0.1	36.8
Net charge on debt retirement	47.0	3.0	24.4
Derivative fair value gain	—	(1.2)	(0.3)
Other	(1.1)	1.7	4.3
Net changes in assets and liabilities:
Decrease in accounts receivable	23.9	0.8	3.7
(Increase)/decrease in prepaid and other assets	(2.2)	10.7	(16.8)
Decrease/(increase) in inventory	15.2	14.2	(24.3)
(Decrease)/increase in debt interest accrual	(6.9)	(0.7)	4.3
(Decrease)/increase in accounts payable and accruals and other liabilities	(213.5)	33.0	29.9
Decrease in working capital from divestment of EDT business	(70.9)	—	—

Net cash (used in)/provided by operating activities	(120.2)	68.2	(86.3)

Cash flows from investing activities:
Decrease/(increase) in restricted cash	206.8	(191.4)	3.5
Proceeds from disposal of property, plant and equipment	1.3	0.1	7.3
Purchase of property, plant and equipment	(27.3)	(40.9)	(43.5)
Purchase of intangible assets	(2.5)	(3.6)	(52.4)
Purchase of equity method investment	(20.0)	—	—
Purchase of non-current investment securities	(0.6)	(0.9)	(0.6)
Sale of non-current investment securities	2.5	7.9	—
Sale of current investment securities	0.3	8.5	28.9
Proceeds from business disposals	500.0	4.3	—

Net cash provided by/(used in) investing activities	660.5	(216.0)	(56.8)

Cash flows from financing activities:
Issue of share capital	—	—	868.0
Proceeds from share based compensation stock issuances	6.3	1.8	4.0
Repayment of loans	(697.3)	(455.0)	(867.8)
Net proceeds from debt issuances	—	187.1	603.0
Excess tax benefit from share-based compensation	—	—	2.3
Repayment of government grants	—	—	(5.4)

Net cash (used in)/provided by financing activities	(691.0)	(266.1)	604.1

Effect of exchange rate changes on cash	(0.1)	(0.1)	0.2

Net (decrease)/increase in cash and cash equivalents	(150.8)	(414.0)	461.2
Cash and cash equivalents at beginning of year	422.5	836.5	375.3

Cash and cash equivalents at end of year	$271.7	$422.5	$836.5

Supplemental cash flow information:
Cash paid during the year for:
Interest	$(108.1)	(117.2)	$(126.1)
Income taxes	$(1.5)	(0.4)	$(4.2)
Non-cash investing activities:
Purchase of equity method investment	$(528.6)	—	$(235.0)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.    Description of Business

Elan Corporation, plc, an Irish public limited company (also referred to hereafter as we, our, us, Elan or the Company), is a neuroscience-based biotechnology company headquartered in Dublin, Ireland. We were incorporated as a private limited company in Ireland in December 1969 and became a public limited company in January 1984. Our principal executive offices are located at Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland and our telephone number is 353-1-709-4000. Our principal research and development (R&D) facilities are located in the United States.

Our business engages in research, development and commercial activities primarily in the areas of Alzheimer’s disease, Parkinson’s disease and multiple sclerosis (MS).

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

Unless otherwise indicated, our financial statements and other financial data contained in this Form 20-F are presented in U.S. dollars ($). The accompanying Consolidated Financial Statements include our financial position, results of operations and cash flows and those of our wholly-owned subsidiaries. All significant intercompany amounts have been eliminated. We use the equity method to account for equity investments in instances in which we own common stock and have the ability to exercise significant influence, but not control, over the investee.

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

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

•

Marketable equity and debt securities are considered trading when purchased principally for the purpose of selling in the near term. These securities are recorded as current investments and are carried at fair value. Unrealized holding gains and losses on trading securities are included in other income. We did not hold any trading securities at December 31, 2011 and 2010.

•

Marketable debt securities are considered held-to-maturity when we have the positive intent and ability to hold the securities to maturity. These securities are carried at amortized cost, less any impairment. We did not hold any held-to-maturity securities at December 31, 2011 and 2010.

•

Marketable equity and debt securities not classified as trading or held-to-maturity are considered available-for-sale. These securities are recorded as either current or non-current investments and are carried at fair value, with unrealized gains and losses included in accumulated other comprehensive

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Where events or circumstances indicate that the carrying amount of a property, plant and equipment may not be recoverable, we review the carrying value for impairment. The carrying amount of the asset is not deemed recoverable if its carrying amount exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of that asset. In such event, an impairment loss is recognized for the excess of the carrying amount over the asset’s fair value.

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

Goodwill is not amortized, but instead is tested for impairment at least annually.

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

We review our goodwill for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. The goodwill impairment test is a two-step process and is performed at the reporting unit level. Following the divestment of our Elan Drug Technologies (EDT) business on September 16, 2011, Elan is comprised of a single reporting unit. Prior to the two-step process, we first assess qualitative factors to determine whether it is necessary to perform the two-step goodwill impairment test. The qualitative factors assessed include, but are not limited to, the macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, other relevant events affecting the reporting unit and the share price performance of the Company. If, after assessing the relevant qualitative factors, we determine that it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, including goodwill, then the first and second steps of the goodwill impairment test are not performed. If, after assessing the relevant qualitative factors, we determine that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, including goodwill, then the first step of the goodwill impairment test is performed.

Under the first step, we compare the fair value of each reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired and step two does not need to be performed. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment charge, if any. The second step compares the implied fair value of the reporting-unit goodwill with the carrying amount of that goodwill, and any excess of the carrying amount over the implied fair value is recognized as an impairment charge. The implied fair value of goodwill is determined, by allocating the fair value of a reporting unit to individual assets and liabilities. The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. In evaluating goodwill for impairment, we determine the fair values of the reporting units using the income approach, based on the present value of expected cash flows.

(k) Equity method investments

Janssen AI

As part of the transaction whereby Janssen Alzheimer Immunotherapy (Janssen AI), a subsidiary of Johnson & Johnson, acquired substantially all of our assets and rights related to our Alzheimer’s Immunotherapy Program (AIP) collaboration with Wyeth (which has been acquired by Pfizer Inc. (Pfizer)), we received a 49.9% equity investment in Janssen AI. Johnson & Johnson also committed to fund up to an initial $500.0 million towards the further development and commercialization of the AIP to the extent the funding is required by the collaboration. In the event that either an AIP product reaches market and Janssen AI is in a positive operating cash flow position, or the AIP is terminated before the initial $500.0 million funding commitment has been drawn down, Johnson & Johnson is not required to contribute the full $500.0 million. Any required additional

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

expenditures in respect of Janssen AI’s obligations under the AIP collaboration in excess of the initial $500.0 million funding commitment is required to be funded by Elan and Johnson & Johnson in proportion to their respective shareholdings up to a maximum additional commitment of $400.0 million in total. Based on current spend levels, we anticipate that we will be called upon to provide funding to Janssen AI commencing in the second quarter of 2012. In the event that further funding is required beyond the $400.0 million, such funding will be on terms determined by the board of Janssen AI, with Johnson & Johnson and Elan having a right of first offer to provide additional funding. If we fail to provide our share of the $400.0 million commitment or any additional funding that is required for the development of the AIP, and if Johnson & Johnson elects to fund such an amount, our interest in Janssen AI could, at the option of Johnson & Johnson, be commensurately reduced. We have recorded our investment in Janssen AI as an equity method investment on the Consolidated Balance Sheet as we have the ability to exercise significant influence, but not control, over the investee. The investment was initially recognized based on the estimated fair value of the investment acquired, representing the fair value of our proportionate 49.9% share of Janssen AI’s total net assets at inception, which were comprised of the AIP assets and the asset created by the Johnson & Johnson contingent funding commitment.

Under the equity method, investors are required to recognize their share of the earnings or losses of an investee in the periods for which they are reported in the financial statements of the investee as this is normally considered an appropriate means of recognizing increases or decreases in the economic resources underlying the investments. However, Johnson & Johnson has committed to wholly fund up to an initial $500.0 million of development and commercialization expenses incurred by Janssen AI so the recognition by Elan of a share of Janssen AI losses that are solely funded by Johnson & Johnson’s $500.0 million commitment would result in an inappropriate decrease in Elan’s share of the economic resources underlying the investment in Janssen AI. Accordingly, until the $500.0 million funding commitment is fully utilized, we have applied the hypothetical liquidation at book value (HLBV) method to determine how an increase or decrease in net assets of Janssen AI affects Elan’s interest in the net assets of Janssen AI on a period by period basis. Under the HLBV method, an investor determines its share of the earnings or losses of an investee by determining the difference between its claim on the investee’s book value at the end and beginning of the period.

The difference between the cost of our equity method investment and the amount of our underlying equity in Janssen AI’s reported net assets relates to the lower estimated value of Janssen AI’s AIP assets when the equity method investment was initially recorded, and the asset created by the Johnson & Johnson $500.0 million contingent funding commitment. In relation to the AIP assets, in the event that an AIP product reaches market, our proportionate share of Janssen AI’s reported results will be adjusted over the estimated remaining useful lives of those assets to recognize the difference in the carrying values. In relation to the asset created by the Johnson & Johnson contingent funding commitment, which is a limited life asset, the basis difference is amortized to the Consolidated Statement of Operations on a pro rata basis; based on the actual amount of Janssen AI losses that are solely funded by Johnson & Johnson in each period as compared to the total $500 million, which is the total amount we estimate will be solely funded by Johnson & Johnson.

Alkermes plc and Proteostasis Therapeutics, Inc.

We have recorded our investments in Alkermes plc and Proteostasis Therapeutics Inc. (Proteostasis) as equity method investments on the Consolidated Balance Sheet as we have the ability to exercise significant influence, but not control, over the investees. The investments were initially recognized based on the estimated fair value of the investment acquired. The carrying amount of the Alkermes plc equity method investment is approximately $300 million higher than our share of the book value of the net assets of Alkermes plc. Based on our preliminary assessment of the fair value of the net assets of Alkermes plc on the date of the transaction, this difference principally relates to identifiable intangible assets and goodwill attributable to the Alkermes Inc. business prior to its acquisition of the EDT business. Under the equity method, we recognize our share of the earnings or losses of our investees, adjusted for the amortization of the basis differences, in the Consolidated

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Statement of Operations with a corresponding increase or decrease in the carrying amount of the investments on the Consolidated Balance Sheet. We recognize our share of the earnings or losses of Proteostasis in the same periods for which they are reported in the financial statements of the investee; and we recognize our share of the earnings or losses of Alkermes plc on a one-quarter time lag as Alkermes plc’s financial information is generally not publicly available when our quarterly and annual results are reported.

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

(m) Derivative financial instruments

We enter into transactions in the normal course of business using various financial instruments in order to hedge against exposures to fluctuating exchange and interest rates. We use derivative financial instruments to reduce exposure to fluctuations in foreign exchange rates and interest rates. A derivative is a financial instrument or other contract whose value changes in response to some underlying variable, that has an initial net investment smaller than would be required for other instruments that have a similar response to the variable and that will be settled at a future date. We do not enter into derivative financial instruments for trading or speculative purposes. We did not hold any interest rate swap contracts or forward currency contracts at December 31, 2011 or 2010.

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

(iii) We received manufacturing fees for products that were manufactured by EDT on behalf of other third-party customers.

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

Contract Revenue — Contract revenue generally arose from EDT contracts to perform R&D services on behalf of clients, or from technology licensing. Contract revenue is recognized when earned and non-refundable, and when we have no future obligation with respect to the revenue, in accordance with the terms prescribed in the applicable contract. Contract research revenue consists of payments or milestones arising from R&D activities we perform on behalf of third parties. Our revenue arrangements with multiple elements are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered items. The consideration we receive is allocated among the separate units based on their respective fair values, and the applicable revenue recognition criteria are applied to each of the separate units. Advance payments received in excess of amounts earned are classified as deferred revenue until earned.

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

Accounting for milestone payments depends on the facts and circumstances of each contract. We apply the milestone method in accounting for substantive milestone payments under contracts that include R&D deliverables. A milestone is considered substantive if consideration earned from achievement of the milestone (1) is commensurate with either the vendor’s performance to achieve the milestone or the enhancement of the value of the delivered item, (2) relates solely to past performance, and (3) is reasonable in comparison to all of the deliverables and payment terms in the arrangement. If a milestone is considered substantive the consideration is recognized as revenue in the period in which the milestone is achieved. It is expected that the substantive milestone method will be appropriate for most contracts. If we determine the milestone method is not appropriate, we apply the proportional performance method to the relevant contracts. This method recognizes as revenue the percentage of cumulative non-refundable cash payments earned under the contract, based on the percentage of costs incurred to date compared to the total costs expected under the contract.

(o) Sales discounts and allowances

We recognize revenue on a gross revenue basis (except for Tysabri revenue outside of the United States) and make various deductions to arrive at net revenue as reported in our Consolidated Statements of Operations. These adjustments are referred to as sales discounts and allowances and are described in detail below. Sales

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

discounts and allowances include charge-backs, managed healthcare rebates and other contract discounts, Medicaid rebates, cash discounts, sales returns, and other adjustments. Estimating these sales discounts and allowances is complex and involves significant estimates and judgments, and we use information from both internal and external sources, including historical experience, to generate reasonable and reliable estimates.

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

Cash and other discounts

Cash and other discounts include cash discounts, generally at 2% of the sales price, as an incentive for prompt payment by customers in the United States. We account for cash discounts by reducing accounts receivable by the full amount of the discounts. We consider payment performance of each customer and adjust the accrual and revenue periodically throughout each year to reflect actual experience and future estimates.

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

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

(p) Advertising expenses

We expense the costs of advertising as incurred. Advertising expenses were $0.6 million in 2011 (2010: $0.7 million; 2009: $1.7 million).

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Comprehensive income/(loss) for the years ended December 31, 2011, 2010 and 2009 has been reflected in the Consolidated Statements of Shareholders’ Equity/(Deficit) and Comprehensive Income/(Loss).

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

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(u) Share-based compensation

Share-based compensation expense for equity-settled awards made to employees and directors is measured and recognized based on estimated grant date fair values. These awards include employee stock options, restricted stock units (RSUs) and stock purchases related to our employee equity purchase plan (EEPP).

Share-based compensation cost for RSUs awarded to employees and directors is measured based on the closing fair market value of the Company’s shares on the date of grant. Share-based compensation cost for stock options awarded to employees and directors and shares issued under our EEPP is estimated at the grant date based on each option’s fair value as calculated using an option-pricing model. The value of awards expected to vest is recognized as an expense over the requisite service periods.

Share-based compensation expense for equity-settled awards to non-employees in exchange for goods or services is based on the fair value of the awards on the measurement date; which is the earlier of the date at which the commitment for performance by the non-employees to earn the awards is reached and the date at which the non-employees’ performance is complete. We have determined that the expected vest date is the measurement date for awards granted to non-employees.

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

(v) Pensions and other employee benefit plans

We have two defined benefit pension plans covering employees based in Ireland. These plans were closed to new entrants from March 31, 2009. These plans are managed externally and the related pension costs and liabilities are assessed at least annually in accordance with the advice of a qualified professional actuary. Two significant assumptions, the discount rate and the expected rate of return on plan assets, are important elements of expense and/or liability measurement. We evaluate these assumptions at least semi-annually, with the assistance of an actuary. Other assumptions involve employee demographic factors such as retirement patterns, mortality, turnover and the rate of compensation increase. We use a December 31 measurement date and all plan assets and liabilities are reported as of that date. The cost or benefit of plan changes, which increase or decrease benefits for prior employee service, is included in expense on a straight-line basis over the period the employee is expected to receive the benefits.

We recognize actuarial gains and losses using the corridor method. Under the corridor method, to the extent that any cumulative unrecognized net actuarial gain or loss exceeds 10% of the greater of the present value of the defined benefit obligation and the fair value of the plan assets, that portion is recognized over the expected average remaining working lives of the plan participants. Otherwise, the net actuarial gain or loss is recorded in OCI.

We recognize the funded status of benefit plans in our Consolidated Balance Sheet. In addition, we recognize as a component of OCI the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic pension cost of the period.

An event that significantly reduces the expected years of future service of present employees or eliminates for a significant number of employees the accrual of defined benefits for some or all of their future services is a curtailment. A gain arising on a curtailment is recorded in the Consolidated Statement of Operations to the extent that such a gain exceeds any net loss included in OCI. A loss arising on a curtailment is recorded in the Consolidated Statement of Operations to the extent that such a loss exceeds any net gain included in OCI.

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

(x) Recent accounting pronouncements

In September 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) No. 2011-08, “Intangibles – Goodwill and Other: Testing Goodwill for impairment (Topic 350)”, which gives entities the option to first assess qualitative factors to determine whether it is more likely than not (that is, a likelihood of more than 50 per cent) that the fair value of the reporting unit is less than its carrying amount, including goodwill. If, after assessing the relevant qualitative factors, we determine that it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, including goodwill, then the first and second steps of the goodwill impairment test are not performed. If, after assessing the relevant qualitative factors, we determine that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, including goodwill, then the first step of the goodwill impairment test is performed. Previous guidance under Topic 350 required an entity to test goodwill for impairment, on at least an annual basis, by comparing the fair value of a reporting unit with its carrying amount, including goodwill (step one). If the fair value of a reporting unit is less than its carrying amount, then the second step of the test must be performed to measure the amount of the impairment loss, if any. The amendment in this update is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, but early adoption is permitted. We have early adopted the amendment for the 2011 fiscal year annual goodwill impairment review and after assessing the relevant qualitative factors, we determined that it was not more likely than not that the fair value of the reporting unit was less than its carrying amount, including goodwill, so the first and second steps of the goodwill impairment test were not performed.

In May 2011, the FASB issued ASU No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”, which results in common fair value measurement and disclosure requirements in U.S. GAAP and IFRS. The amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. Some of the amendments clarify the FASB’s intent about the application of existing fair value measurement requirements while other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The amendments are effective for fiscal years beginning after December 15, 2011. We do not expect that the adoption of ASU 2011-04 will have an impact on our consolidated financial position, results of operations or cash flows.

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income”, to improve the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in OCI. To increase the prominence of items reported in OCI and to facilitate convergence of U.S. GAAP and IFRS, the FASB decided to eliminate the option to present components of OCI as part of the statement of changes in shareholders’ equity. The amendments require that all nonowner

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

changes in shareholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total OCI, the components of OCI, and the total of comprehensive income. The amendments are effective for fiscal years beginning after December 15, 2011. We do not expect that the adoption of ASU 2011-05 will have an impact on our consolidated financial position, results of operations or cash flows.

3.    Revenue

Revenue for the years ended December 31 consisted of the following (in millions):

	2011	2010	2009
Revenue from the BioNeurology business	$1,068.1	$895.6	$837.1
Revenue from the EDT business(1)	177.9	274.1	275.9

Total revenue	$1,246.0	$1,169.7	$1,113.0

(1)	The 2011 EDT revenue is for the period up to September 16, 2011, the date of divestment of the EDT business. For further information on the EDT divestment, refer to Note 5.

Revenue from the BioNeurology business for the years ended December 31 consisted of the following (in millions):

	2011	2010	2009
Product revenue:
Tysabri — U.S.	$746.5	$593.2	$508.5
Tysabri — ROW	317.6	258.3	215.8

Total Tysabri	1,064.1	851.5	724.3
Azactam®	0.9	27.2	81.4
Maxipime®	0.4	8.2	13.2
Prialt®	—	6.1	16.5
Royalties	2.7	1.6	1.7

Total product revenue from the BioNeurology business	1,068.1	894.6	837.1
Contract revenue from the BioNeurology business	—	1.0	—

Total revenue from BioNeurology business	$1,068.1	$895.6	$837.1

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

Global in-market net sales of Tysabri for the years ended December 31 consisted of the following (in millions):

	2011	2010	2009
United States	$746.5	$593.2	$508.5
ROW	764.1	636.8	550.7

Total Tysabri global in-market net sales	$1,510.6	$1,230.0	$1,059.2

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Outside of the United States, Biogen Idec is responsible for distribution and we record as revenue our share of the profit or loss on these sales of Tysabri, plus our directly incurred expenses on these sales, which are primarily comprised of royalties, that we incur and are payable by us to third parties and are reimbursed by the collaboration.

In 2011, we recorded net Tysabri ROW revenue of $317.6 million (2010: $258.3 million; 2009: $215.8 million), which was calculated as follows (in millions):

	2011	2010	2009
ROW in-market sales by Biogen Idec	$764.1	$636.8	$550.7
ROW operating expenses incurred by Elan and Biogen Idec	(349.3)	(303.8)	(280.6)

ROW operating profit generated by Elan and Biogen Idec	414.8	333.0	270.1

Elan’s 50% share of Tysabri ROW collaboration operating profit	207.4	166.5	135.0
Elan’s directly incurred costs	110.2	91.8	80.8

Net Tysabri ROW revenue	$317.6	$258.3	$215.8

We ceased distributing Azactam as of March 31, 2010, and Maxipime as of September 30, 2010. The revenue for these products in 2011 relates to adjustments to discounts and allowances associated with sales prior to the cessation of distribution. We divested our Prialt assets and rights in May 2010.

Revenue from the EDT business for the period up to September 16, 2011, the date of divestment of the EDT business, and for the years ended December 31, 2010 and 2009 consisted of the following (in millions):

	2011	2010	2009
Product revenue:
Manufacturing revenue and royalties:
TriCor® 145	$35.5	$54.5	$61.6
Focalin® XR/Ritalin® LA	25.9	33.0	32.6
Ampyra®	22.6	56.8	—
Verelan®	18.1	21.8	22.1
Naprelan®	5.9	12.6	16.0
Skelaxin®	—	5.9	34.9
Other	60.0	76.8	90.0

Total product revenue from the EDT business	168.0	261.4	257.2

Contract revenue:
Research revenue	6.0	8.2	8.2
Milestone payments	3.9	4.5	10.5

Total contract revenue from the EDT business	9.9	12.7	18.7

Total revenue from the EDT business	$177.9	$274.1	$275.9

4.    Segment Information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (CODM). Our CODM has been identified as Mr. G. Kelly Martin, chief executive officer (CEO). On September 16, 2011, we announced the completion of the merger between Alkermes, Inc. and

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

EDT. Prior to the divestment of the EDT business, our business was organized into two business units: BioNeurology and EDT, and our CEO reviewed the business from this perspective. BioNeurology engages in research, development and commercial activities primarily in the areas of Alzheimer’s disease, Parkinson’s disease and MS. EDT developed and manufactured innovative pharmaceutical products that deliver clinically meaningful benefits to patients, using its extensive experience and proprietary drug technologies in collaboration with pharmaceutical companies. Following the divestment of EDT, we are organized in a single operating segment structure.

Segment performance is evaluated based on operating income/(loss) and Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA). The same accounting principles used for the Group as a whole are applied to segment reporting. Inter-segment pricing is determined on an arm’s length basis.

Our segment results of operations and revenue for the years ended December 31, 2011, 2010 and 2009 for our BioNeurology business unit are disclosed below. The segment results of operations and revenue for the EDT business for the period beginning on January 1, 2011 and ending on September 16, 2011, the date of divestment of the EDT business, and for the years ended December 31, 2010 and 2009 are also disclosed below.

Analysis of results of operations by segment (in millions):

	BioNeurology			EDT			Total
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Segment Revenue	$1,068.1	$895.6	$837.1	$178.1	$275.4	$277.7	$1,246.2	$1,171.0	$1,114.8
Less intersegment sales	—	—	—	(0.2)	(1.3)	(1.8)	(0.2)	(1.3)	(1.8)

Total revenue from external customers	1,068.1	895.6	837.1	177.9	274.1	275.9	1,246.0	1,169.7	1,113.0
Cost of sales	572.7	464.9	444.4	67.0	118.4	116.3	639.7	583.3	560.7

Gross margin	495.4	430.7	392.7	110.9	155.7	159.6	606.3	586.4	552.3
Operating expenses:
Selling, general and administrative expenses	204.9	215.8	232.3	23.8	38.9	35.9	228.7	254.7	268.2
Research and development expenses	198.2	205.0	246.1	34.3	53.7	47.5	232.5	258.7	293.6
Net gain on divestment of business	(652.9)	(1.0)	(108.7)	—	—	—	(652.9)	(1.0)	(108.7)
Other net (gains)/charges	25.9	54.0	61.6	(68.1)	2.3	5.7	(42.2)	56.3	67.3
Settlement reserve charge	—	206.3	—	—	—	—	—	206.3	—

Total operating (gains)/expenses	(223.9)	680.1	431.3	(10.0)	94.9	89.1	(233.9)	775.0	520.4

Segment operating income/(loss)	$719.3	$(249.4)	$(38.6)	$120.9	$60.8	$70.5	$840.2	$(188.6)	$31.9

Segment Adjusted EBITDA	$146.7	$62.7	$(20.9)	$66.3	$103.8	$117.2	$213.0	$166.5	$96.3

Equity method investments	$675.8	$209.0	$235.0	$—	$—	$—	$675.8	$209.0	$235.0
Depreciation and amortization	$28.0	$30.3	$41.2	$7.8	$33.0	$33.8	$35.8	$63.3	$75.0
Capital expenditures	$23.8	$28.8	$34.8	$7.6	$15.4	$8.9	$31.4	$44.2	$43.7
Share-based compensation expense	$29.1	$23.6	$24.3	$6.2	$7.9	$7.2	$35.3	$31.5	$31.5
Intangible asset impairment charges	$0.3	$0.9	$30.6	$—	$—	$—	$0.3	$0.9	$30.6
Property, plant and equipment impairment charges	$10.0	$11.0	$56.2	$—	$—	$—	$10.0	$11.0	$56.2

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reconciliation of segment operating income/(loss) to segment Adjusted EBITDA (in millions):

	BioNeurology			EDT			Total
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Segment operating income/(loss)	$719.3	$(249.4)	$(38.6)	$120.9	$60.8	$70.5	$840.2	$(188.6)	$31.9
Depreciation and amortization	28.0	30.3	41.2	7.8	33.0	33.8	35.8	63.3	75.0
Amortized fees, net	(0.5)	(0.1)	(0.2)	—	(0.2)	—	(0.5)	(0.3)	(0.2)
Share-based compensation expense (1)	26.9	22.6	23.8	5.7	7.9	7.2	32.6	30.5	31.0
Net gain on divestment of business	(652.9)	(1.0)	(108.7)	—	—	—	(652.9)	(1.0)	(108.7)
Other net charges	25.9	54.0	61.6	(68.1)	2.3	5.7	(42.2)	56.3	67.3
Settlement reserve charge	—	206.3	—	—	—	—	—	206.3	—

Segment Adjusted EBITDA	$146.7	$62.7	$(20.9)	$66.3	$103.8	$117.2	$213.0	$166.5	$96.3

(1)

Share-based compensation expense excludes share-based compensation included in other charges of $1.1 million (2010: $1.0 million; 2009: $1.7 million) and share-based compensation expense of $1.6 million (2010: Nil; 2009: $1.2 million credit) included in the net gain on divestment of business.

Reconciliation of operating income/(loss) to net income/(loss) (in millions):

	2011	2010	2009
Operating income/(loss)	$840.2	$(188.6)	$31.9
Net interest and investment losses	232.1	134.0	161.7
Provision for income taxes	47.6	2.1	46.4

Net income/(loss)	$560.5	$(324.7)	$(176.2)

Revenue analysis by segment:

For an analysis of revenue by segment, please refer to Note 3.

Goodwill (in millions):

	2011	2010
BioNeurology	$207.4	$207.4
EDT	—	49.7

Total goodwill	$207.4	$257.1

As part of the EDT transaction with Alkermes, Inc., we disposed of goodwill of $49.7 million which had been allocated to the EDT business. For additional information on this transaction, refer to Note 5.

Total assets (in millions):

	2011	2010
BioNeurology	$1,753.8	$1,595.2
EDT	—	422.3

Total assets	$1,753.8	$2,017.5

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For fiscal years 2011, 2010 and 2009, our revenue is presented below by geographical area. Similarly, total assets, property, plant and equipment, and goodwill and intangible assets are presented below on a geographical basis at December 31, 2011 and 2010.

Revenue by region (by destination of customers) (in millions):

	2011	2010	2009
United States	$867.8	$822.8	$791.0
Ireland	37.7	56.0	65.8
Rest of world	340.5	290.9	256.2

Total revenue	$1,246.0	$1,169.7	$1,113.0

Total assets by region (in millions):

	2011	2010
Ireland	$920.0	$852.6
United States	753.8	1,081.7
Bermuda	41.9	56.9
Rest of world	38.1	26.3

Total assets	$1,753.8	$2,017.5

Property, plant and equipment by region (in millions):

	2011	2010
United States	$78.4	$116.5
Ireland	4.8	171.0

Total property, plant and equipment	$83.2	$287.5

Goodwill and other intangible assets by region (in millions):

	2011	2010
United States	$192.1	$242.9
Ireland	109.1	124.9
Rest of world	8.7	8.7

Total goodwill and other intangible assets	$309.9	$376.5

Major customers

The following customer or collaborator contributed to 10% or more of our total revenue in 2011, 2010 and 2009:

	2011	2010	2009
AmerisourceBergen Corporation	60%	52%	49%
Biogen Idec	25%	22%	19%

No other customer or collaborator accounted for more than 10% of our total revenue in 2011, 2010 or 2009.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.    Net Gain on Divestment of Business

Disposal of the EDT business

On September 16, 2011, we announced the completion of the merger between Alkermes, Inc. and EDT following the approval of the merger by Alkermes, Inc. shareholders on September 8, 2011. Alkermes, Inc. and EDT were combined under a new holding company incorporated in Ireland named Alkermes plc. In connection with the transaction, we received $500.0 million in cash and 31.9 million ordinary shares of Alkermes plc common stock. At the close of the transaction, we held approximately 25% of the equity of Alkermes plc, with the existing shareholders of Alkermes, Inc. holding the remaining 75% of the equity. Alkermes plc shares are registered in the United States and trade on the NASDAQ stock market. Our equity interest in Alkermes plc was recorded as an equity method investment on the Consolidated Balance Sheet at a carrying amount of $528.6 million, based on the closing share price of $16.57 of Alkermes, Inc. shares on the date of the transaction.

The net gain recorded on divestment of the EDT business amounted to $652.9 million, and was calculated as follows (in millions):

Cash consideration	$500.0
Investment in Alkermes plc	528.6

Total consideration	$1,028.6
Property, plant and equipment	(202.0)
Goodwill and other intangible assets(1)	(53.0)
Working capital and other net assets	(84.5)
Transaction and other costs	(36.2)

Net gain on divestment of business	$652.9

(1)	Includes goodwill of $49.7 million allocated to the EDT business.

Disposal of the AIP business

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

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For additional information relating to our equity method investments in Alkermes plc and Janssen AI, refer to Note 9 to the Consolidated Financial Statements.

6.    Other Net (Gains)/Charges

The principal items classified as other net gains and charges include severance, restructuring and other costs, facilities and other asset impairment charges, legal settlements and awards, IPR&D costs, a net loss on divestment of the Prialt business and intangible asset impairment charges. These items have been treated consistently from period to period. We believe that disclosure of significant other charges is meaningful because it provides additional information in relation to analyzing certain items.

Other net (gains)/charges for the years ended December 31 consisted of (in millions):

		2011	2010	2009
(a)	Severance, restructuring and other costs	$20.4	$19.6	$29.0
(b)	Facilities and other asset impairment charges	21.9	16.7	16.1
(c)	Legal settlements and awards	(84.5)	12.5	(13.4)
(d)	In-process research and development costs	—	6.0	5.0
(e)	Divestment of Prialt business	—	1.5	—
(f)	Intangible asset impairment charges	—	—	30.6

Total other net (gains)/charges		$(42.2)	$56.3	$67.3

(a) Severance, restructuring and other costs

During 2011, we incurred severance and restructuring charges of $20.4 million, principally relating to the closure of EDT’s King of Prussia, Pennsylvania site, and charges relating to the reduction in our general and administrative (G&A) and other support activities following the divestment of the EDT business.

During 2010 and 2009, we incurred severance and restructuring charges of $19.6 million and $29.0 million, respectively, principally associated with a realignment and restructuring of our R&D organization within our BioNeurology business, and reduction of related support activities.

(b) Facilities and other asset impairment charges

During 2011, we incurred facilities and other asset impairment charges of $21.9 million, which is comprised of asset impairment charges of $10.0 million and lease charges of $11.9 million relating to the consolidation of our facilities in South San Francisco and the costs associated with the closure of EDT’s King of Prussia, Pennsylvania site.

During 2010, we incurred facilities and other asset impairment charges of $16.7 million, which included asset impairment charges of $11.0 million and lease charges of $5.7 million relating to a consolidation of facilities in South San Francisco as a direct result of the realignment of the BioNeurology business.

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

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c) Legal settlement gains and awards

In June 2008, a jury ruled in the U.S. District Court for the District of Delaware that Abraxis Biosciences, Inc. (Abraxis, since acquired by Celgene Corporation) had infringed a patent owned by us in relation to the application of NanoCrystal® technology to Abraxane®. We were awarded $55 million, applying a royalty rate of 6% to sales of Abraxane from January 1, 2005 through June 13, 2008 (the date of the verdict), though the judge had yet to rule on post-trial motions or enter the final order. This award and damages associated with the continuing sales of the Abraxane product were subject to interest. In February 2011, we entered into an agreement with Abraxis to settle this litigation. As part of the settlement agreement with Abraxis, we received $78.0 million in full and final settlement in March 2011 and recorded a gain of this amount. No continuing royalties will be received by us in respect of Abraxane.

During 2011, we entered into an agreement with Alcon Laboratories, Inc. (Alcon) to settle litigation in relation to the application of EDT’s NanoCrystal technology. As part of the settlement agreement with Alcon, we received $6.5 million in full and final settlement.

During 2010, we reached an agreement in principle with the direct purchaser class plaintiffs with respect to nifedipine. As part of the settlement, we agreed to pay $12.5 million in settlement of all claims associated with the litigation. In January 2011, the U.S. District Court for the District of Columbia approved the settlement and dismissed the case.

In 2009, the net legal awards and settlement amount of $13.4 million was comprised of a legal award of $18.0 million received from Watson Pharmaceuticals, Inc. (Watson) and a legal settlement amount of $4.6 million in December 2009 relating to nifedipine antitrust litigation. The $18.0 million legal award primarily related to an agreement with Watson to settle litigation with respect to Watson’s marketing of a generic version of Naprelan. As part of the settlement, Watson stipulated that EDT’s patent at issue is valid and enforceable and that Watson’s generic formulations of Naprelan infringed our patent.

Following a settlement in late 2007 with the indirect purchaser class of the nifedipine antitrust litigation, in December 2009, we entered into a separate settlement agreement with the individual direct purchasers, resulting in a dismissal of this second segment of the litigation and the payment of a legal settlement amount of $4.6 million.

(d) In-process research and development costs

In December 2010, we modified our Collaboration Agreement with Transition Therapeutics, Inc. (Transition) and, in connection with this modification, Transition elected to exercise its opt-out right under the original agreement. Under this amendment, we agreed to pay Transition $9.0 million, which is included in IPR&D charges in 2010. The $9.0 million payment was made in January 2011. Under the modified Collaboration Agreement, Transition will be eligible to receive a further $11.0 million payment from us upon the commencement of the next ELND005 clinical trial, and will no longer be eligible to receive a $25.0 million milestone payment that would have been due upon the commencement of a Phase 3 trial for ELND005 under the terms of the original agreement.

As a consequence of Transition’s decision to exercise its opt-out right, it will no longer fund the development or commercialization of ELND005 and has relinquished its 30% ownership of ELND005 to us. Consistent with the terms of the original agreement, following its opt-out decision, Transition will be entitled to receive milestone payments of up to $93.0 million (in addition to the $11.0 million described above), along with tiered royalty payments on net sales of ELND005 ranging in percentage from a high single digit to the mid teens, depending on future level of sales.

IPR&D charges in 2010 also include a credit of $3.0 million associated with the termination of the License Agreement with PharmatrophiX Inc. (PharmatrophiX). We recorded a $5.0 million IPR&D charge in 2009 upon entering into this agreement with PharmatrophiX.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(e) Divestment of Prialt business

We divested our Prialt assets and rights to Azur Pharma International Limited (Azur) in May 2010 and recorded a net loss on divestment of $1.5 million, which is comprised of total consideration of $14.6 million less the net book value of Prialt assets and transaction costs. Total consideration comprises cash proceeds received in 2010 of $5.0 million and the present value of deferred non-contingent consideration at the close of the transaction of $9.6 million, which is expected to be received during 2012. We are also entitled to receive additional performance-related milestones and royalties.

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

7.    Settlement Reserve Charge

In December 2010, we finalized the agreement-in-principle with the U.S. Attorney’s Office for the District of Massachusetts to resolve all aspects of the U.S. Department of Justice’s investigation of sales and marketing practices for Zonegran® (zonisamide), an antiepileptic prescription medicine that we divested in 2004. During 2010, we recorded a $206.3 million reserve charge for the settlement, interest and related costs and the settlement was paid in March 2011.

This resolution of the Zonegran investigation could give rise to other investigations or litigation by state government entities or private parties.

8.    Net Interest Expense

Net interest expense for the years ended December 31 consisted of the following (in millions):

	2011	2010	2009
Interest expense:
2016 Notes issued October 2009	$52.3	$54.5	$13.5
2013 Fixed Rate Notes	31.8	40.9	41.3
2011 Floating Rate Notes	—	9.4	15.0
2016 Notes issued August 2010	16.7	6.5	—
2013 Floating Rate Notes	0.4	5.2	7.7
2011 Fixed Rate Notes	—	—	52.9
Amortization of deferred financing costs	5.3	5.4	5.5
Foreign exchange (gain)/loss	(1.0)	(3.1)	2.4
Other	1.3	0.2	0.9

Interest expense	$106.8	$119.0	$139.2

Interest income:
Cash and cash equivalents interest	$(0.7)	$(1.2)	$(1.1)
Investment interest	(0.2)	—	(0.2)

Interest income	$(0.9)	$(1.2)	$(1.3)

Net interest expense	$105.9	$117.8	$137.9

For additional information on our debt, refer to Note 22.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.    Equity Method Investments

The carrying amount of equity method investments at December 31 of each year consisted of the following (in millions):

	Janssen AI	Proteostasis	Alkermes plc	Total
January 1, 2010	$235.0	$—	$—	$235.0
Net loss on equity method investments	(26.0)	—	—	(26.0)

December 31, 2010	209.0	—	—	209.0
Addition	—	20.0	528.6	548.6
Net loss on equity method investments	(78.4)	(2.7)	(0.7)	(81.8)

December 31, 2011	$130.6	$17.3	$527.9	$675.8

Janssen AI

In September 2009, Janssen AI, a newly formed subsidiary of Johnson & Johnson, acquired substantially all of the assets and rights related to our AIP collaboration with Wyeth (which has been acquired by Pfizer). Johnson & Johnson also committed to fund up to $500.0 million towards the further development and commercialization of the AIP to the extent the funding is required by the collaboration. In the event that either an AIP product reaches market and Janssen AI is in a positive operating cash flow position, or the AIP is terminated before the initial $500.0 million funding commitment has been drawn down, Johnson & Johnson is not required to contribute the full $500.0 million. Any required additional expenditures in respect of Janssen AI’s obligations under the AIP collaboration in excess of the initial $500.0 million funding commitment is required to be funded by Elan and Johnson & Johnson in proportion to their respective shareholdings up to a maximum additional commitment of $400.0 million in total. Based on current spend levels, we anticipate that we will be called upon to provide funding to Janssen AI commencing in the second quarter of 2012. In the event that further funding is required beyond the $400.0 million, such funding will be on terms determined by the board of Janssen AI, with Johnson & Johnson and Elan having a right of first offer to provide additional funding. If we fail to provide our share of the $400.0 million commitment or any additional funding that is required for the development of the AIP, and if Johnson & Johnson elects to fund such an amount, our interest in Janssen AI could, at the option of Johnson & Johnson, be commensurately reduced.

In consideration for the transfer of these assets and rights, we received a 49.9% equity interest in Janssen AI. In general, Elan is entitled to a 49.9% share of all net profits generated by Janssen AI beginning from the date Janssen AI becomes net profitable and certain royalty payments upon the commercialization of products under the AIP collaboration.

As of December 31, 2011, the carrying value of our Janssen AI equity method investment of $130.6 million (2010: $209.0 million) is approximately $185 million (2010: $120 million) below our share of Janssen AI’s reported book value of its net assets. This difference relates to the lower estimated value of Janssen AI’s AIP assets when the equity method investment was initially recorded, and the asset created by the Johnson & Johnson $500.0 million contingent funding commitment. In relation to the AIP assets, in the event that an AIP product reaches market, our proportionate share of Janssen AI’s reported results will be adjusted over the estimated remaining useful lives of those assets to recognize the difference in the carrying values. In relation to the Johnson & Johnson contingent funding commitment asset, the differences in the carrying values is being amortized to the Consolidated Statement of Operations on a pro rata basis; based on the actual amount of Janssen AI losses that are solely funded by Johnson & Johnson in each period as compared to the total $500 million, which is the total amount we estimate will be solely funded by Johnson & Johnson.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During 2011, we recorded amortization expense of $50.9 million (2010: $26.0 million; 2009: $Nil) related to the basis differences between the cost of our equity method investment and the amount of our underlying equity in Janssen AI’s reported net assets.

Under the equity method, investors are required to recognize their share of the earnings or losses of an investee in the periods for which they are reported in the financial statements of the investee as this is normally considered an appropriate means of recognizing increases or decreases in the economic resources underlying the investments. However, Johnson & Johnson has committed to wholly fund up to an initial $500.0 million of development and commercialization expenses incurred by Janssen AI so the recognition by Elan of a share of Janssen AI losses that are solely funded by Johnson & Johnson’s $500.0 million commitment would result in an inappropriate decrease in Elan’s share of the economic resources underlying the investment in Janssen AI. Accordingly, until the $500.0 million funding commitment is fully utilized, we have applied the HLBV method to determine how an increase or decrease in net assets of Janssen AI affects Elan’s interest in the net assets of Janssen AI on a period by period basis. Under the HLBV method, an investor determines its share of the earnings or losses of an investee by determining the difference between its claim on the investee’s book value at the end and beginning of the period. After adjusting for the basis differences described above, Elan’s claim on Janssen AI’s book value as of December 31, 2011 was $117.3 million (2010: $117.3 million).

The net loss on the Janssen AI equity method investment for the year ended December 31, 2011 of $78.4 million (2010: $26.0 million; 2009: $Nil) was comprised of amortization expense of $50.9 million (2010: $26.0 million; $2009: $Nil) related to the basis differences described above and $27.5 million (2010: $Nil; 2009: $Nil) to correct an immaterial error from prior periods relating to our accounting for our equity method investment in Janssen AI.

As of December 31, 2011, the remaining unspent amount of the initial $500.0 million funding commitment was $57.6 million (2010: $272.0 million).

Summarized balance sheet amounts of Janssen AI are presented below at December 31 of each year (in millions):

	2011	2010
Current assets	$12.9	$14.3
Non-current assets	$688.6	$688.7
Current liabilities	$60.2	$34.5
Non-current liabilities	$8.9	$9.0

Summarized income statement amounts of Janssen AI is presented below for the years to December 31, 2011 and 2010 and for the period from September 17, 2009 (the date we acquired the equity interest in Janssen AI) to December 31, 2009 (in millions):

	2011	2010	2009
R&D expenses for the year/period	$185.3	$141.2	$36.0
Net loss for the year/period	$216.3	$173.6	$47.0

Alkermes plc

In connection with the divestment of our EDT business on September 16, 2011, we received 31.9 million ordinary shares of Alkermes plc, which represented approximately 25% of the equity of Alkermes plc at the close of the transaction. Our equity interest in Alkermes plc was recorded as an equity method investment on the Consolidated Balance Sheet at a carrying amount of $528.6 million, based on the closing share price of $16.57 of Alkermes, Inc. shares on the date of the transaction. The carrying amount is approximately $300 million higher than our share of the book value of the net assets of Alkermes plc. Based on our preliminary assessment of the

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

fair value of the net assets of Alkermes plc on the date of the transaction, this difference principally relates to identifiable intangible assets and goodwill attributable to the Alkermes, Inc. business prior to its acquisition of EDT. We recognize our share of the earnings or losses of Alkermes plc on a one-quarter time lag as Alkermes plc’s financial information is generally not publicly available when we report our quarterly and annual results.

For the year ended December 31, 2011, we recorded a net loss on the equity method investment of $0.7 million on a one- quarter time lag basis, representing our share of the net losses of Alkermes plc from the date of acquisition of the equity interest on September 16, 2011 through September 30, 2011.

Summarized financial information of Alkermes plc (as reported by Alkermes plc) as of September 30, 2011 is presented below (in millions).

2011
Current assets	$355.7
Non-current assets	$1,148.4
Current liabilities	$0.9
Non-current liabilities	$504.1

For additional information on the EDT transaction with Alkermes, Inc. refer to Note 5.

Proteostasis

In May 2011, we entered into a strategic business relationship with Proteostasis to advance Proteostasis’ platform for the discovery and development of disease-modifying, small molecule drugs and diagnostics for the treatment of neurodegenerative disorders such as Parkinson’s disease, Huntington’s disease, MS, amyotrophic lateral sclerosis, and a broad array of dementia-related diseases including Alzheimer’s.

Under terms of the agreement, we invested $20.0 million into equity capital of Proteostasis and became a 24% shareholder. We have the opportunity to invest an additional $30 million in collaboration funding over five years and obtained a right of first negotiation to exclusively license potential compounds. Elan CEO, Kelly Martin, has joined the Board of Directors of Proteostasis and Elan Chief Scientific Officer, Dale Schenk, has joined its Scientific Advisory Board.

Our $20.0 million equity interest in Proteostasis has been recorded as an equity method investment on the Consolidated Balance Sheet. The net loss recorded on the equity method investment in 2011 was $2.7 million, representing our share of the net losses of Proteostasis from the date of acquisition of the equity interest on May 20, 2011 through December 31, 2011.

10.    Net Charge on Debt Retirement

2011

In 2011, following the divestment of EDT, we redeemed the outstanding aggregate principal amount of the 8.875% Senior Fixed Rate Notes due 2013 (the 2013 Fixed Rate Notes) of $449.5 million and the outstanding aggregate principal amount of the Senior Floating Rate Notes Due 2013 (the 2013 Floating Rate Notes) of $10.5 million. We also redeemed $152.9 million of the outstanding aggregate principal amount of the 8.75% Senior Notes due 2016 issued October 2009 (the 2016 Notes issued October 2009) and $47.6 million of the outstanding aggregate principal amount of the 8.75% Senior Notes due 2016 issued August 2010 (the 2016 Notes issued August 2010). Refer to Note 22 for additional information on the 2011 debt redemptions.

We recorded a net charge on debt retirement of $47.0 million in 2011 in connection with the redemption of this debt. This was comprised of early redemption premiums of $33.4 million, the write-off of unamortized deferred financing costs and original issue discounts of $10.2 million and transaction costs of $3.4 million.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2010

During 2010, we redeemed the $300.0 million in aggregate principal amount of the Senior Floating Rate Notes due November 15, 2011 (2011 Floating Rate Notes). We also redeemed $15.5 million of the outstanding aggregate principal amount of the 2013 Fixed Rate Notes and $139.5 million of the outstanding aggregate principal amount of the 2013 Floating Rate Notes. Refer to Note 22 for additional information on the 2010 debt redemptions.

We recorded a net charge on debt retirement of $3.0 million in 2010 in connection with the redemption of this debt, relating to the write-off of unamortized deferred financing costs associated with these notes.

2009

During 2009, we redeemed the full $850.0 million in aggregate principal amount of the 7.75% Senior Fixed Rate Notes due November 15, 2011 (2011 Fixed Rate Notes). We recorded a net charge on debt retirement of the 2011 Fixed Rate Notes of $24.4 million, comprised of an early redemption premium of $16.4 million, a write-off of unamortized deferred financing costs of $6.7 million and transaction costs of $1.3 million.

For additional information related to our debt, please refer to Note 22.

11.    Income Taxes

Provision for income taxes for the years ended December 31 consisted of the following (in millions):

	2011	2010	2009
Irish corporation tax — current	$—	$0.5	$0.3
Irish corporation tax — deferred	(0.1)	0.3	1.0
Foreign taxes — current	(3.4)	1.5	9.3
Foreign taxes — deferred	51.1	(0.2)	35.8

Provision for income taxes	$47.6	$2.1	$46.4

Tax expense reported in shareholders’ equity related to equity awards	—	2.4	3.6

Current tax, including Irish corporation tax and foreign taxes, is provided on our taxable profits, using the tax rates and laws that have been enacted by the balance sheet date. In each of the three years ended December 31, 2011, 2010 and 2009, substantially all of our income in Ireland was not subject to tax due to the availability of tax losses or other tax reliefs.

The overall tax provision for 2011 was $47.6 million (2010: $4.5 million; 2009: $50.0 million). There has been no amounts (2010: $2.4 million expense; 2009: $3.6 million expense) debited to shareholders’ equity to reflect net shortfalls related to equity awards. The entire $47.6 million provision (2010: $2.1 million; 2009: $46.4 million) is allocated to ordinary activities.

The total tax expense of $47.6 million for 2011 reflects federal and state taxes at standard rates in the jurisdictions in which we operate, foreign withholding tax and includes a deferred tax expense of $51.0 million for 2011 (2010: $0.1 million; 2009: $36.8 million).

Of the $51.0 million deferred tax expense, $40.0 million arises due to the application of new state tax income attribution rules. Following the introduction of these new rules, we no longer expect to benefit from certain state tax loss and credit carry forwards and have reduced our state DTAs by this amount. The tax benefits had been recognized in 2008 when it was considered more likely than not that the Company would be able to utilize these tax benefits. This is a non-cash deferred tax charge and we expect that both our future cash taxes and

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

our future effective tax rates will be lower as a result of the application of the new rules, which became effective for tax years commencing on or after January 1, 2011.

The effective tax rate differs from the Irish tax rate of 12.5% as follows:

	2011	2010	2009
Irish standard tax rate	12.5%	12.5%	12.5%
Taxes at the Irish standard rate	$76.0	$(40.3)	$(16.2)
Irish income at rates other than Irish standard rate	(50.2)	(0.6)	0.5
Foreign income at rates other than the Irish standard rate	(29.4)	(68.0)	2.1
Deferred tax impact of new state tax rules	40.0	—	—
Adjustments to non U.S. valuation allowance	2.6	47.7	72.1
Zonegran settlement(1)	—	59.2	—
Permanent differences	7.7	3.4	(6.6)
R&D tax credit	(0.4)	(2.3)	(3.0)
Other	1.3	3.0	(2.5)

Income tax expense	$47.6	$2.1	$46.4

(1)

In 2010, $169.2 million of the $206.3 million settlement reserve charge related to the Zonegran global settlement resolving all U.S. federal and related state Medicaid claims will not be deductible for tax purposes, thus creating a $59.2 million difference in the 2010 tax rate reconciliation.

The Irish income rate differential reconciling item of $50.2 million for the year ended December 31, 2011, primarily relates to an Irish capital gains tax participation exemption following the sale of EDT.

The foreign rate differential reconciling item of $29.4 million for the year ended December 31, 2011, was comprised of a $33.2 million tax reduction related to the Bermudian income, partially offset by an increase in tax of $2.4 million related to U.S. income and an increase of $1.4 million related to ROW income.

The foreign rate differential reconciling item of $68.0 million for the year ended December 31, 2010, was comprised of a $46.4 million tax reduction related to the Zonegran settlement charge of $206.3 million, and a $33.5 million tax reduction related to Bermudian income, partially offset by an increase in tax of $11.9 million related to U.S. income.

The foreign rate differential reconciling item of $2.1 million for the year ended December 31, 2009 was comprised of an increase in tax of $34.2 million related to U.S. income and $2.9 million related to ROW income, partially offset by a $35.0 million tax reduction related to Bermudian income.

Distribution of income/(loss) before provision for income taxes by geographical area for the years ended December 31 consisted of the following (in millions):

	2011	2010	2009
Ireland	$327.6	$(405.9)	$(519.7)
Foreign	280.5	83.3	389.9

Income/(loss) before provision for income taxes	$608.1	$(322.6)	$(129.8)

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred Tax

The full potential amounts of deferred tax at December 31 of each year consisted of the following deferred tax assets and liabilities (in millions):

	2011	2010
Deferred tax liabilities:

Property, plant and equipment	$(0.3)	$(4.4)

Total deferred tax liabilities	$(0.3)	$(4.4)

Deferred tax assets:
Net operating losses	$327.5	$420.5
Deferred interest	236.4	215.4
Intangibles/capitalized items	8.2	13.4
Tax credits	84.8	84.1
Reserves/provisions	41.1	56.8
Property, plant and equipment	6.8	3.8
Share-based compensation expense	30.8	34.7
Other	16.4	4.8

Total deferred tax assets	$752.0	$833.5

Valuation allowance	$(606.6)	$(633.0)

Net deferred tax asset	$145.1	$196.1

The valuation allowance recorded against the DTAs as of December 31, 2011, was $606.6 million. The net change in the valuation allowance for 2011 was a reduction of $26.4 million (2010: $46.7 million increase; 2009: $97.5 million increase). The reduction in the valuation allowance includes the disposal of approximately $60 million of EDT DTAs following the sale of EDT to Alkermes. A full valuation allowance was previously recorded against these DTAs.

We have adjusted the above DTAs in relation to net operating losses to exclude stock option deductions. In 2011, we did not record any adjustment to shareholders’ equity (2010: $2.4 million reduction; 2009: $3.6 million reduction) to reflect tax shortfalls or windfalls related to equity awards.

The gross amounts of unused tax loss carryforwards with their expiration dates after adjusting for uncertain tax positions are as follows (in millions):

	At December 31, 2011
	Ireland	U.S. State	U.S. Federal	Rest of World	Total
One year	$—	$2.3	$—	$8.6	$10.9
Two years	—	—	—	5.5	5.5
Three years	—	—	—	—	—
Four years	—	41.0	—	—	41.0
Five years	—	83.3	—	—	83.3
More than five years	2,477.0	74.8	494.6	0.7	3,047.1

Total	$2,477.0	$201.4	$494.6	$14.8	$3,187.8

At December 31, 2011, certain of our Irish subsidiaries had net operating loss carryovers for income tax purposes of $2,477.0 million. These can be carried forward indefinitely but are limited to the same trade/trades.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At December 31, 2011, certain U.S. subsidiaries had net operating loss carryovers for federal income tax purposes of approximately $494.6 million and for state income tax purposes of approximately $201.4 million. These net operating losses include stock option deductions. The federal net operating losses expire from 2018 to 2031. Due to changes in state tax attribution rules, we have increased the valuation allowance against certain state tax loss carryovers to $4.1 million. The state net operating losses expire from 2012 to 2031. In addition, at December 31, 2011, certain U.S. subsidiaries had federal research and orphan drug credit carryovers of $52.3 million and alternative minimum tax (AMT) credits of $6.0 million. $38.2 million of research credits will expire from 2018 through 2030 and $14.1 million of orphan drug credits (against which a $4.4 million valuation allowance has been established) will expire from 2013 through 2020. The AMT credits will not expire. Certain U.S. subsidiaries also had state credit carryovers of $45.9 million, mostly research credits, which can be carried to subsequent tax years indefinitely. Due to changes to state tax attribution rules the U.S. subsidiaries will be unlikely to benefit from its state research credit carryovers. Accordingly we have established a full valuation allowance against the state research credit carryovers of $45.9 million. We may have had “changes in ownership” as described in the U.S. Internal Revenue Code (IRC) Section 382 in 2011. Consequently, utilization of federal and state net operating losses and credits may be subject to certain annual limitations. We do not expect the effects from potential IRC Section 382 limitations will have a significant impact on the utilization of net operating losses.

The remaining loss carryovers of $14.8 million have arisen in The Netherlands and are subject to time limits and other local rules. No taxes have been provided for the unremitted earnings of our overseas subsidiaries as any tax basis differences relating to investments in these overseas subsidiaries are considered to be permanent in duration. Cumulative unremitted earnings of overseas subsidiaries totaled approximately $2,973.9 million at December 31, 2011 (2010: $2,708.9 million). Unremitted earnings may be liable to overseas taxes or Irish taxation if they were to be distributed as dividends. It is impracticable to determine at this time the potential amount of additional tax due upon remittance of such earnings.

At December 31, 2011 approximately $553.2 million of net operating losses are derived from equity awards ($472.0 million of federal losses and $81.2 million of state losses) and we may record a credit of up to $165.7 million to shareholder’s equity to the extent that these losses are utilized in the future.

Our gross unrecognized tax benefits at December 31, 2011, were $61.5 million (2010: $73.4 million; 2009: $71.3 million), of which $48.4 million (2010: $72.2 million; 2009: $60.4 million), if recognized, would affect the tax charge and as such would impact the effective tax rate. We report accrued interest and penalties related to unrecognized tax benefits in income tax expense. During 2011, there was a $0.1 million decrease in the interest related to unrecognized tax benefits and in total, as of December 31, 2011, we have recorded a liability for potential penalties and interest of $0.5 million and $1.7 million, respectively.

We do not expect our unrecognized tax benefits to change significantly over the next 12 months.

Activity related to our unrecognized tax benefits for the years ended December 31 consisted of the following (in millions):

	2011	2010	2009
Balance at January 1	$73.4	$71.3	$68.9
Tax positions related to current year:
Additions	3.3	3.2	3.0
Tax positions related to prior years:
Additions	—	—	2.7
Reduction	(13.1)	(1.0)	(0.8)
Settlements	(2.1)	—	(1.2)
Expiration of statutes of limitations	—	(0.1)	(1.3)

Balance at December 31	$61.5	$73.4	$71.3

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Internal Revenue Service completed an examination of our U.S. income tax returns for 2006 to 2009 in the fourth quarter of 2011. This examination resulted in a $15.2 million reduction in our unrecognized tax benefits.

Our major taxing jurisdictions include Ireland and the United States (federal and state). These jurisdictions have varying statutes of limitations. In the United States, the 2007 through 2011 tax years generally remain subject to examination by the respective tax authorities. Additionally, because of our U.S. loss carryforwards, years from 1995 through 2006 may be adjusted. These years generally remain open for three to four years after the loss carryforwards have been utilized. In Ireland, the tax years 2007 to 2011 remain subject to examination by the Irish tax authorities.

12.    Net Income/(Loss) Per Share

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

Basic and diluted net income/(loss) per share for the years ended December 31 is as follows:

	2011	2010	2009
Net income/(loss) (in millions)	$560.5	$(324.7)	$(176.2)

Basic weighted-average number of Ordinary Shares outstanding (in millions)	587.6	584.9	506.8
Basic net income/(loss) per Ordinary Share	$0.95	$(0.56)	$(0.35)

Diluted weighted-average number of Ordinary Shares outstanding (in millions)	593.5	584.9	506.8
Diluted net income/(loss) per Ordinary Share	$0.94	$(0.56)	$(0.35)

As of December 31, 2011, there were stock options and RSUs outstanding of 23.4 million shares (2010: 22.9 million shares; 2009: 21.3 million shares), which could potentially have a dilutive impact in the future, but which were anti-dilutive in 2011, 2010 and 2009.

13.    Restricted Cash

We had total restricted cash (current and non-current) of $16.3 million at December 31, 2011 (2010: $223.1 million), which relates to amounts pledged to secure certain letters of credit. As of December 31, 2010, $203.7 million of the total restricted cash balance related to an amount placed in an escrow account to cover the proposed Zonegran settlement amount. The Zonegran settlement was paid in March 2011. For additional information on the Zonegran settlement, refer to Note 7.

14.    Accounts Receivable, Net

Accounts receivable at December 31 of each year consisted of the following (in millions):

	2011	2010
Accounts receivable	$167.7	$192.0
Less amounts provided for doubtful accounts	—	(0.4)

Accounts receivable, net	$167.7	$191.6

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The decrease in the accounts receivable balance is principally due to the divestment of the EDT business. For additional information, refer to Note 5.

Allowance for doubtful accounts activity at December 31 of each year consisted of the following (in millions):

	2011	2010
Allowance for doubtful accounts:
Balance at 1 January	$(0.4)	$(0.4)
Income statement charge	—	(0.4)
Reversal of prior year allowance	0.4	—
Amounts utilized	—	0.4

Balance at 31 December	$—	$(0.4)

The following customer or collaborator accounts for more than 10% of our accounts receivable at December 31, 2011 and/or 2010:

	2011	2010
AmerisourceBergen Corp.	65%	44%
Biogen Idec	35%	25%

No other customer and collaborator accounted for more than 10% of our accounts receivable balance at either December 31, 2011 or 2010.

As of December 31, 2011, trade receivables of $Nil (2010: $0.6 million) were past due but not impaired. The ageing analysis of these trade receivables at December 31 of each year consisted of the following (in millions):

	2011	2010
Up to 3 months	$—	$0.6

At December 31, 2011, trade receivables of $Nil (2010: $0.4 million) were impaired and provided for.

15.    Investment Securities

Current investment securities

Current investment securities at December 31 of each year consisted of the following (in millions):

	2011	2010
Equity securities — current, at cost	$0.3	$0.4
Unrealized gains on equity securities	0.1	1.7
Unrealized losses on equity securities	(0.1)	(0.1)

Total investment securities — current	$0.3	$2.0

Equity securities — current

Marketable equity securities primarily consists of investments in emerging pharmaceutical and biotechnology companies. The fair market value of these securities was $0.3 million at December 31, 2011 (2010: $2.0 million).

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Non-current investment securities

Non-current investment securities at December 31 of each year consisted of the following (in millions):

	2011	2010
Equity securities — non-current, at cost less impairments	$9.8	$9.2
Debt securities — non-current, at cost less impairments	—	0.3
Unrealized (losses)/gains on debt securities	—	(0.1)

Total investment securities — non-current	$9.8	$9.4

Equity securities — non-current

Non-current equity securities are comprised of investments held in privately held biotech companies recorded at cost, less impairments.

Debt securities — non-current

During 2011, we disposed of our non-current debt securities. At December 31, 2010, the non-current debt securities balance consisted of an investment in auction rate securities (ARS), which had a fair market value of $0.2 million, including an unrealized loss of $0.1 million.

Net Investment Gains (in millions)

	2011	2010	2009
Net gains on sale of current investment securities	$(0.1)	$(4.9)	$(1.2)
Derivative fair value gains	—	(1.2)	(0.3)
Net gains on sale of non-current investment securities	(2.3)	(7.9)	—

Net investment gains on investment securities	(2.4)	(14.0)	(1.5)
Other	(0.2)	1.2	0.9

Net investment gains	$(2.6)	$(12.8)	$(0.6)

The framework used for measuring the fair value of our investment securities is described in Note 27.

16.    Inventory

Product inventories at December 31 of each year consisted of the following (in millions):

	2011	2010
Raw materials	$—	$10.0
Work-in-process	—	6.0
Finished goods	23.8	23.0

Total inventory	$23.8	$39.0

The decrease in the inventory balance is principally due to the divestment of the EDT business.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17.    Prepaid and Other Current Assets

Prepaid and other current assets at December 31 of each year consisted of the following (in millions):

	2011	2010
Deferred consideration	$11.4	$—
Prepayments	10.8	11.6
Other current assets	3.5	3.8

Total prepaid and other current assets	$25.7	$15.4

The deferred consideration balance relates to the present value of deferred non-contingent consideration receivable from Azur in respect of the divestment of the Prialt assets and rights in May 2010. The deferred non-contingent consideration receivable balance has been reclassified from other non-current assets as we expect to receive this consideration during 2012. For additional information on this transaction, refer to Note 6.

18.    Property, Plant and Equipment

	Land & Buildings	Plant & Equipment	Total

	(In millions)
Cost:
At January 1, 2010	$353.0	$304.5	$657.5
Additions	24.3	16.5	40.8
Disposals	(1.4)	(1.1)	(2.5)

At December 31, 2010	$375.9	$319.9	$695.8

Additions	19.4	9.4	28.8
Impairment	(29.8)	(14.6)	(44.4)
Disposals	(283.3)	(250.8)	(534.1)

At December 31, 2011	$82.2	$63.9	$146.1

Accumulated depreciation and impairment:
At January 1, 2010	$(143.1)	$(221.6)	$(364.7)
Charged in year	(13.4)	(21.5)	(34.9)
Impairment	(10.7)	(0.3)	(11.0)
Disposals	—	2.3	2.3

At December 31, 2010	$(167.2)	$(241.1)	$(408.3)

Charged in year	(8.6)	(11.3)	(19.9)
Impairment	21.5	12.9	34.4
Disposals	132.6	198.3	330.9

At December 31, 2011	(21.7)	(41.2)	(62.9)

Net book value: December 31, 2011	$60.5	$22.7	$83.2

Net book value: December 31, 2010	$208.7	$78.8	$287.5

On September 16, 2011, we announced the completion of the merger between Alkermes, Inc. and EDT. In connection with this transaction, we disposed of land and buildings with a net book value of $150.7 million and plant and equipment with a net book value of $51.3 million related to EDT. For additional information on this transaction, refer to Note 5.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During 2011, we recorded an asset impairment charge of $10.0 million within other net charges in the Consolidated Statement of Operations relating to a consolidation of facilities in South San Francisco and the closure of EDT’s King of Prussia, Pennsylvania site. In 2010, the asset impairment charge of $11.0 million related to the consolidation of facilities in South San Francisco.

The net book value of assets acquired under capital leases at December 31, 2011 amounted to $Nil (2010: $1.5 million). Depreciation expense for these assets for the year ended December 31, 2011 amounted to $0.3 million (2010: $1.4 million; 2009: $2.1 million).

19.    Goodwill and Other Intangible Assets

	Goodwill	Other Intangible Assets	Total
	(In millions)
Cost:
At January 1, 2010	$257.7	$783.6	$1,041.3
Additions	—	3.4	3.4
Disposals	(0.6)	(361.0)	(361.6)

At December 31, 2010	$257.1	$426.0	$683.1

Additions	—	2.6	2.6
Disposals	(49.7)	(173.0)	(222.7)
Impairment	—	(0.3)	(0.3)

At December 31, 2011	$207.4	$255.3	$462.7

Accumulated amortization:
At January 1, 2010	$—	$(623.9)	$(623.9)
Charged in year	—	(28.4)	(28.4)
Disposals	—	346.6	346.6
Impairment	—	(0.9)	(0.9)

At December 31, 2010	$—	$(306.6)	$(306.6)

Charged in year	—	(15.9)	(15.9)
Disposals	—	169.7	169.7

At December 31, 2011	—	(152.8)	(152.8)

Net book value: December 31, 2011	$207.4	$102.5	$309.9

Net book value: December 31, 2010	$257.1	$119.4	$376.5

Other intangible assets consist primarily of patents, licenses, intellectual property and computer software as follows (in millions):

	2011	2010
Tysabri	$96.9	$109.5
Other intangible assets	5.6	9.9

Total other intangible assets	$102.5	$119.4

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On September 16, 2011, we announced the completion of the merger between Alkermes, Inc. and EDT. As part of this transaction, we disposed of patents, licenses, intellectual property and other intangible assets related to EDT with a net book value of $3.3 million. We also disposed of goodwill of $49.7 million which was allocated to the EDT business. For additional information on this transaction, refer to Note 5. In 2011, we also recorded an impairment charge of $0.3 million (2010: $0.9 million) in respect of computer software which will no longer be utilized.

We divested our Prialt assets and rights to Azur in May 2010. As part of the Prialt divestment, we disposed of patents, licenses and intellectual property with a net book value of $14.3 million (comprised of cost of $88.2 million net of accumulated amortization of $73.9 million). We also disposed of $0.6 million of goodwill which was allocated to the Prialt business. For additional information relating to the net loss on Prialt divestment, please refer to Note 6. Other disposals during 2010 include the write-off of the fully amortized Maxipime and Azactam intangible assets as we ceased distribution of both products in 2010 (comprised of cost of $258.4 million net of accumulated amortization of $258.4 million).

The weighted-average remaining useful life for other intangible assets at December 31, 2011 was 7.6 years (2010: 8.4 years).

Amortization expense for the year ended December 31, 2011 amounted to $15.9 million (2010: $28.4 million; 2009: $40.5 million) and is recorded as cost of sales, selling, general and administrative (SG&A) expenses and R&D expenses in the Consolidated Statements of Operations, as it relates to the respective functions.

As of December 31, 2011, our expected future amortization expense of currently held other intangible assets is as follows (in millions):

Year ending December 31, 2012	$14.7
2013	14.3
2014	13.5
2015	12.6
2016	12.1
2017 and thereafter	35.3

Total	$102.5

20.    Other Assets

Non-current other assets at December 31 of each year consisted of the following (in millions):

	2011	2010
Deferred financing costs	$11.1	$21.3
Deferred consideration	—	10.2
Other	13.4	13.9

Total other assets	$24.5	$45.4

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

21.    Accrued and Other Current Liabilities, and Other Long-Term Liabilities

Accrued and other current liabilities at December 31 of each year consisted of the following (in millions):

	2011	2010
Accrued royalties payable	$73.3	$63.3
Payroll and related taxes	32.5	40.9
Accrued rebates	31.7	22.6
Sales and marketing accruals	23.4	22.0
Clinical trial accruals	15.2	13.8
Accrued interest	11.4	18.3
Restructuring accruals	9.7	12.9
Deferred rent	1.9	3.5
Litigation accruals	0.7	207.0
Deferred revenue	0.3	1.0
Transition Collaboration Agreement modification payment	—	9.0
Other accruals	29.8	28.2

Total accrued and other current liabilities	$229.9	$442.5

The litigation accruals balance at December 31, 2010 included a $206.3 million settlement reserve relating to Zonegran. For further information on the Zonegran settlement, please refer to Notes 7 and 30. For further information on the Transition Therapeutics payment, please refer to Note 6.

Other long-term liabilities at December 31 of each year consisted of the following (in millions):

	2011	2010
Deferred rent	$17.0	$18.8
Unfunded pension liability	12.2	19.9
Accrued income tax payable	6.2	11.1
Deferred revenue	0.4	0.7
Other	24.9	20.6

Total other long-term liabilities	$60.7	$71.1

The unfunded pension liability at December 31, 2011 and 2010 relates to two defined benefit pension plans. For additional information, refer to Note 25.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Severance, restructuring and other charges accrual

The following table provides a rollforward of the severance, restructuring and other charges accrual (in millions):

Balance at December 31, 2008	$10.9
Restructuring and other charges	30.3
Reversal of prior year accrual	(0.6)
Cash payments	(34.8)
Non-cash charges	(1.7)

Balance at December 31, 2009	$4.1
Restructuring and other charges	19.4
Reversal of prior year accrual	(0.5)
Cash payments	(9.1)
Non-cash charges	(1.0)

Balance at December 31, 2010	$12.9
Restructuring and other charges	20.4
Reversal of prior year accrual	(1.0)
Cash payments	(21.5)
Non-cash charges	(1.1)

Balance at December 31, 2011	$9.7

22.    Long-Term Debt

Long-term debt at December 31, 2011 consisted of the following (in millions):

	Original Maturity	Principal Amount	Original Issue Discount	Carrying Value

2016 Notes issued October 2009	October 2016	472.1	(4.5)	467.6
2016 Notes issued August 2010	October 2016	152.4	(5.0)	147.4

Total debt		$624.5	$(9.5)	$615.0

Long-term debt at December 31, 2010 consisted of the following (in millions):

	Original Maturity	Principal Amount	Original Issue Discount	Carrying Value

2013 Fixed Rate Notes	December 2013	449.5	—	449.5
2013 Floating Rate Notes	December 2013	10.5	—	10.5
2016 Notes issued October 2009	October 2016	625.0	(7.0)	618.0
2016 Notes issued August 2010	October 2016	200.0	(7.6)	192.4

Total debt		$1,285.0	$(14.6)	$1,270.4

2016 Notes issued October 2009

In October 2009, we completed the offering and sale of $625.0 million in aggregate principal amount of the 2016 Notes issued October 2009, issued by Elan Finance plc and guaranteed by Elan Corporation, plc and certain

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of our subsidiaries. The 2016 Notes issued October 2009 bear interest at an annual rate of 8.75%. On September 16, 2011, we issued an offer (the Asset Sale Offer) to purchase up to $721.2 million in aggregate principal amount of the Senior Notes consisting of the 2013 Fixed Rate Notes, the 2013 Floating Rate Notes, the 2016 Notes issued October 2009 and the 2016 Notes issued August 2010, in accordance with the terms of the indenture governing these notes, at a purchase price of 100% of the aggregate principal amount thereof, plus accrued and unpaid interest to the date of payment. The Asset Sale Offer expired on October 14, 2011 and holders of $0.5 million of the 2016 Notes issued October 2009 tendered their notes. On October 20, 2011, we repurchased $152.4 million in aggregate principal amount of the 2016 Notes issued October 2009 in a separate private transaction.

At any time prior to October 15, 2012, we may redeem the outstanding 2016 Notes issued October 2009, in whole, but not in part, at a price equal to 100% of their principal amount, plus a make-whole premium and accrued but unpaid interest. We may redeem the 2016 Notes issued October 2009, in whole or in part, beginning on October 15, 2012 at an initial redemption price of 108.75% of their principal amount, which decreases to par over time, plus accrued and unpaid interest. In addition, at any time prior to October 15, 2012, we may redeem up to 35% of the 2016 Notes issued October 2009, using the proceeds of certain equity offerings at a redemption price of 108.75% of the principal, plus accrued and unpaid interest. Interest is paid in cash semi-annually. For additional information, refer to Note 33.

The outstanding $472.1 million principal amount of the 2016 Notes issued October 2009 at December 31, 2011 (2010: $625.0 million) is recorded net of the unamortized original issue discount of $4.5 million (2010: $7.0 million).

2016 Notes issued August 2010

In August 2010, we completed the offering and sale of $200.0 million in aggregate principal amount of the 2016 Notes issued August 2010, issued by Elan Finance plc and guaranteed by Elan Corporation, plc and certain of our subsidiaries. The 2016 Notes issued August 2010 bear interest at an annual rate of 8.75%. On October 20, 2011, we repurchased $47.6 million in aggregate principal amount of the 2016 Notes issued August 2010 in a private transaction.

At any time prior to October 15, 2012, we may redeem the outstanding 2016 Notes issued August 2010, in whole, but not in part, at a price equal to 100% of their principal amount, plus a make-whole premium and accrued but unpaid interest. We may redeem the outstanding 2016 Notes issued August 2010, in whole or in part, beginning on October 15, 2012 at an initial redemption price of 108.75% of their principal amount, which decreases to par over time, plus accrued and unpaid interest. In addition, at any time prior to October 15, 2012, we may redeem up to 35% of the 2016 Notes issued August 2010, using the proceeds of certain equity offerings at a redemption price of 108.75% of the principal, plus accrued and unpaid interest. Interest is paid in cash semi-annually. For additional information, refer to Note 33.

The outstanding $152.4 million principal amount of the 2016 Notes issued August 2010 at December 31, 2011 (2010: $200.0 million) is recorded net of the unamortized original issue discount of $5.0 million (2010: $7.6 million).

2013 Fixed Rate Notes

In November 2006, we completed the offering and sale of $465.0 million in aggregate principal amount of the 2013 Fixed Rate Notes, issued by Elan Finance plc. Elan Corporation, plc and certain of our subsidiaries have guaranteed the 2013 Fixed Rate Notes. The 2013 Fixed Rate Notes bear interest at an annual rate of 8.875%. Under the terms of our debt covenants, we were required to apply some of the proceeds received from the September 17, 2009 transaction with Johnson & Johnson to make a pro-rata offer to repurchase a portion of our debt at par. Accordingly, on August 30, 2010, we issued an offer to purchase up to $186.0 million in aggregate principal amount

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of 2013 Floating Rate Notes and the 2013 Fixed Rate Notes in accordance with the terms of the indenture governing these notes, at a purchase price of 100% of the principal amount thereof, plus accrued and unpaid interest to the date of payment. The offer closed on September 30, 2010 and we received tenders in respect of $15.5 million in principal amount of the 2013 Fixed Rate Notes.

Under the Asset Sale Offer discussed above, holders of $4.0 million in aggregate principal amount of the 2013 Fixed Rate Notes tendered their notes on October 14, 2011. On September 16, 2011, we also announced a cash tender offer (the Tender Offer) for the outstanding $449.5 million in aggregate principal amount of the 2013 Fixed Rate Notes. The total consideration for the Tender Offer was $1,032.39 per $1,000 principal amount of the 2013 Fixed Rate Notes, plus accrued and unpaid interest to the date of payment. The Tender Offer expired on October 14, 2011 and holders of $443.7 million in aggregate principal amount of the 2013 Fixed Rate Notes tendered their notes. On December 1, 2011, we repurchased the remaining $1.8 million in aggregate principal amount of the 2013 Fixed Rate Notes.

2013 Floating Rate Notes

In November 2006, we also completed the offering and sale of $150.0 million in aggregate principal amount of the 2013 Floating Rate Notes, also issued by Elan Finance plc. The 2013 Floating Rate Notes bear interest at an annual rate, adjusted quarterly, equal to the three-month London Interbank Offer Rate (LIBOR) plus 4.125%. Elan Corporation, plc and certain of our subsidiaries have guaranteed the 2013 Floating Rate Notes. As described above, we issued an offer to purchase up to $186.0 million in aggregate principal amount of 2013 Floating Rate Notes and the 2013 Fixed Rate Notes in accordance with the terms of the indenture governing these notes. The offer closed on September 30, 2010 and we received tenders in respect of $139.5 million in principal amount of the 2013 Floating Rate Notes. As described above, on September 16, 2011 we also issued an Asset Sale Offer to purchase up to $721.2 million in aggregate principal amount of the Senior Notes consisting of the 2013 Fixed Rate Notes, the 2013 Floating Rate Notes, the 2016 Notes issued October 2009 and the 2016 Notes issued August 2010 in accordance with the terms of the indenture governing these notes, at a purchase price of 100% of the aggregate principal amount thereof, plus accrued and unpaid interest to the date of payment. The Asset Sale Offer expired on October 14, 2011 and holders of $7.3 million in aggregate principal amount of the 2013 Floating Rate Notes tendered their notes. On September 16, 2011, we also announced the election to redeem all of the 2013 Floating Rate Notes not purchased in the Asset Sale Offer. Pursuant to this redemption, $3.2 million in aggregate principal amount of the 2013 Floating Rate Notes were redeemed at a redemption price of 100% of the aggregate principal amount thereof, plus accrued but unpaid interest thereon to the date of payment.

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

23.    Share Capital

Share capital at December 31 of each year consisted of the following:

	No. of Ordinary Shares
Authorized Share Capital	2011	2010
Ordinary Shares (par value €0.05)	810,000,000	810,000,000
Executive Shares (par value €1.25) (the Executive Shares)	1,000	1,000
“B” Executive Shares (par value €0.05) (the “B” Executive Shares)	25,000	25,000

	At December 31, 2011		At December 31, 2010
Issued and Fully Paid Share Capital	Number	$000s	Number	$000s
Ordinary Shares	589,346,275	36,158	585,201,576	35,850
Executive Shares	1,000	2	1,000	2
“B” Executive Shares	21,375	2	21,375	2

The holders of Executive Shares do not have the right to receive notice of, attend or vote at any of our meetings, or the right to be paid a dividend out of our profits, except for such dividends as the directors may from time to time determine.

The holders of “B” Executive Shares have the same voting rights as the holders of Ordinary Shares. The holders of “B” Executive Shares do not have the right to be paid a dividend out of our profits except for such dividends as the directors may from time to time determine.

24.    Accumulated Other Comprehensive Income/(Loss)

Accumulated OCI net of $Nil taxes at December 31 of each year consisted of the following (in millions):

	2011	2010
Net unrealized gains on investment securities	$—	$1.5
Currency translation adjustments	(0.1)	(11.2)
Unamortized net actuarial loss on pension plans	(37.0)	(32.8)
Unamortized prior service cost on pension plans	(0.3)	(0.6)

Accumulated other comprehensive loss	$(37.4)	$(43.1)

In connection with the EDT transaction, we released $11.2 million of the currency translation reserve relating to non-U.S. dollar functional currency companies that were part of the EDT business. For additional information on the divestment of the EDT business, refer to Note 5.

25.    Pension and Other Employee Benefit Plans

Pension

We fund the pensions of certain employees based in Ireland through two defined benefit plans. These plans were closed to new entrants from March 31, 2009, and a defined contribution plan was established for employees in Ireland hired after this date.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In general, on retirement, eligible employees in the staff scheme are entitled to a pension calculated at 1/60th (1/52nd for the executive scheme) of their final salary for each year of service, subject to a maximum of 40 years. These plans are managed externally and the related pension costs and liabilities are assessed in accordance with the advice of a qualified professional actuary. The investments of the plans at December 31, 2011 consisted of units held in independently administered funds.

The change in projected benefit obligation at December 31 of each year consisted of the following (in millions):

	2011	2010
Projected benefit obligation at January 1	$97.3	$87.5
Service cost	3.4	3.2
Interest cost	4.6	4.2
Plan participants’ contributions	1.5	1.7
Actuarial loss	6.7	7.8
Benefits paid and other disbursements	(1.6)	(1.3)
Curtailment gain	(8.8)	—
Foreign currency exchange rate changes	(3.4)	(5.8)

Projected benefit obligation at December 31	$99.7	$97.3

The changes in plan assets at December 31 of each year consisted of the following (in millions):

	2011	2010
Fair value of plan assets at beginning of year	$77.4	$71.3
Actual (loss)/gain on plan assets	(2.7)	7.4
Employer contribution	16.2	3.0
Plan participants’ contributions	1.5	1.7
Benefits paid and other disbursements	(1.6)	(1.4)
Foreign currency exchange rate changes	(3.3)	(4.6)

Fair value of plan assets at end of year	$87.5	$77.4

Unfunded status at end of year	$(12.2)	$(19.9)
Unamortized net actuarial loss in accumulated OCI	37.0	32.8
Unamortized prior service cost in accumulated OCI	0.3	0.6

Net amount recognized	$25.1	$13.5

Amounts recognized in the Consolidated Balance Sheet at December 31 of each year consisted of the following (in millions):

	2011	2010
Unfunded status — non-current liability	$(12.2)	$(19.9)
Accumulated OCI	37.3	33.4

Net amount recognized	$25.1	$13.5

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Net periodic pension cost for the years ended December 31 of each year consisted of the following (in millions):

	2011	2010	2009
Service cost	$3.4	$3.2	$3.1
Interest cost	4.6	4.2	3.7
Expected return on plan assets	(5.0)	(4.9)	(3.5)
Amortization of net actuarial loss	1.4	1.2	1.3
Amortization of prior service cost	0.2	—	0.1

Net periodic pension cost	$4.6	$3.7	$4.7

The divestment of the EDT business on September 16, 2011 resulted in the cessation of the pension accrual for the EDT active members of the plans. This resulted in a reduction in the actuarial present value of the projected benefit obligation and a resultant curtailment gain as the link to future pensionable salary increases was broken for these active members. The curtailment gain of $8.8 million has been recorded against the unamortized net actuarial loss in OCI.

The weighted-average assumptions used to determine net periodic pension cost and benefit obligation at December 31 of each year were:

	2011	2010
Discount rate	4.3%	4.7%
Expected return on plan assets	5.5%	6.2%
Rate of compensation increase	3.4%	3.5%

The discount rate of 4.3% at December 31, 2011, was determined by reference to yields on high-quality fixed-income investments, having regard to the duration of the plans’ liabilities. The average duration of both defined benefit plans is greater than 20 years. Since no significant market exists for high-quality fixed income investments in Ireland and, following the crisis in the credit markets, the number of AA-rated corporate bonds with long durations is limited, the assumed discount rate of 4.3% per annum at December 31, 2011, was determined based on a yield curve derived by reference to government bonds with an added corporate bond spread derived from the Merrill Lynch 10+ AA corporate bond index.

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

The average life expectancy in years of a current pensioner retiring at the age of 65:

	2011	2010
Females	23.4	23.3
Males	21.7	21.6

The average life expectancy in years of a pensioner retiring at the age of 65 in 10 years:

	2011	2010
Females	24.4	24.3
Males	22.6	22.5

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The average life expectancy in years of a pensioner retiring at the age of 65 in 20 years:

	2011	2010
Females	25.3	25.2
Males	23.5	23.4

At December 31, 2011, the impact of certain changes in the principal assumptions on the projected benefit obligation, service cost and net periodic pension cost is as follows (in millions):

	Increase/(decrease) in Projected Benefit Obligation	Increase/(decrease) in Service Cost	Increase/(decrease) in Net Periodic Pension Cost
Increase of 0.25% in discount rate	$(6.8)	$(0.1)	$(0.6)
Decrease of 0.25% in discount rate	7.4	0.1	0.6
Increase of 0.25% in salary and inflation rates	7.0	0.1	0.9
Decrease of 0.25% in salary and inflation rates	(6.5)	(0.1)	(0.9)
Increase of one year in life expectancy	2.8	—	0.4
Decrease of one year in life expectancy	(2.8)	—	(0.4)
Increase of 0.25% in pension increase assumption	2.7	—	0.3
Decrease of 0.25% in pension increase assumption	(2.5)	—	(0.3)

The weighted-average asset allocations at December 31 of each year by asset category consisted of the following:

	2011	2010
Equities	47.1%	60.2%
Bonds	18.5%	20.7%
Property	0.7%	0.9%
Cash	13.3%	0.0%
Absolute return fund	20.4%	18.2%

Total	100.0%	100.0%

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

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

As of December 31, 2011, the expected long-term rate of return on assets of 5.5% (2010: 6.2%) was calculated based on the assumptions of the following returns for each asset class:

	2011	2010
Equities	7.0%	7.3%
Property	6.0%	6.3%
Bonds	3.5%	3.8%
Cash	2.0%	2.1%
Absolute return fund	6.0%	5.5%

As of December 31, 2011, the assumed return on equities has been derived as the assumed return on bonds plus an assumed equity risk premium of 3.5% (2010: 3.5%).

As of December 31, 2011, the expected return on property has been chosen by allowing for a property risk premium of 2.5% (2010: 2.5%) above the expected return on bonds.

The expected government bond returns are set equal to the yield on the government bonds of appropriate duration as at the date of measurement.

The investment in an absolute return fund aims to provide an absolute return with a lower volatility than the target returns.

The following table sets forth the fair value of our pension plan assets, as of December 31, 2011 (in millions):

	Quoted Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total
Equities	$41.2	$—	$—	$41.2
Bonds	16.2	—	—	16.2
Property	—	—	0.6	0.6
Cash	11.6	—	—	11.6
Absolute return fund	17.9	—	—	17.9

Total	$86.9	$—	$0.6	$87.5

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table sets forth a summary of the changes in the fair value of our Level 3 pension plan assets, which were measured at fair value on a recurring basis for the year ended December 31, 2011 (in millions).

Total
Beginning balance at January 1, 2011	$0.7
Unrealized loss on property assets	(0.1)

Ending balance at December 31, 2011	$0.6

All properties in the fund are valued by independent valuers in accordance with the Royal Institute of Chartered Surveyors Valuation Standards by forecasting the returns of the market at regular intervals. These forecasts have regard to the output from a proprietary quantitative model, the inputs to which include gross national product growth, interest rates and inflation.

The total accumulated benefit obligation for the defined benefit pension plans was $95.0 million at December 31, 2011 (2010: $82.2 million).

At December 31, 2011, the total estimated future benefit payments to be paid in respect of the plans for the period of 2012-2016 is approximately $1.6 million per annum. The total estimated future benefit payments to be paid in the period of 2017-2021 is approximately $4.1 million per annum. We expect to contribute approximately $2.7 million to our defined benefit plans in 2012.

The expected benefits to be paid are based on the same assumptions used to measure our benefit obligation at December 31, 2011, including the expected future employee service.

As of December 31, 2011, we expect to recognize $1.6 million of the unamortized net actuarial loss that is included in accumulated OCI at December 31, 2011, during 2012.

Defined Contribution Retirement Plans

We operate a number of defined contribution retirement plans. The costs of these plans are charged to the Consolidated Statement of Operations in the period they are incurred. For 2011, total expense related to the defined contribution plans was $3.6 million (2010: $4.5 million; 2009: $5.0 million).

Employee Savings and Retirement Plan 401(k)

We maintain a 401(k) retirement savings plan for our employees based in the United States. Participants in the 401(k) plan may contribute up to 80% of their annual compensation (prior to January 1, 2010, participants could contribute up to 100% of their annual compensation), limited by the maximum amount allowed by the IRC. We match 3% of each participating employee’s annual compensation on a quarterly basis and may contribute additional discretionary matching up to another 3% of the employee’s annual qualified compensation. Our matching contributions vest immediately. For 2011, we recorded $3.2 million (2010: $4.0 million; 2009: $4.7 million) of expense in connection with the matching contributions under the 401(k) plan.

Irish Defined Contribution Plan

We operate a defined contribution plan for employees based in Ireland who joined the Company on or after April 1, 2009. Under the plan, we contribute up to 15% of each participating employee’s annual eligible income on a monthly basis. For 2011, we recorded $0.4 million (2010: $0.5 million; 2009: $0.l million) of expense in connection with the matching contributions under the Irish defined contribution plans.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

In May 2008, our shareholders approved an amendment to the 2006 LTIP that provided for an additional 18,000,000 shares to be made available for issuance under the 2006 LTIP. As of December 31, 2011, there were 6,082,810 shares available for issuance under the 2006 LTIP (2010: 11,662,210 shares).

Stock Options

Stock options are granted at the price equal to the market value at the date of grant and will expire on a date not later than 10 years after their grant. Options generally vest between one and four years from the grant date.

Options outstanding at December 31 of each year consisted of the following (in thousands):

	2011	2010
1996 Plan	3,663	4,231
1998 Plan	123	472
1999 Plan	3,364	4,073
2006 LTIP	12,301	9,432

Total	19,451	18,208

The total employee and non-employee stock options outstanding, vested and expected to vest, and exercisable are summarized as follows:

	No. of Options	WAEP(1)	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(In thousands)		(In years)	(In millions)
Outstanding at December 31, 2009	18,227	$15.57
Exercised	(163)	2.54
Granted	2,422	6.74
Forfeited	(440)	9.28
Expired	(1,838)	30.71

Outstanding at December 31, 2010	18,208	$13.14
Exercised	(713)	6.22
Granted	4,241	7.62
Forfeited	(489)	8.84
Expired	(1,796)	32.01

Outstanding at December 31, 2011	19,451	$10.55	5.7	$87.2

Vested and expected to vest at December 31, 2011	18,821	$10.66	5.6	$83.2

Exercisable at December 31, 2011	13,891	$11.51	4.4	$53.7

(1)	Weighted-average exercise price

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between our closing stock price on the last trading day of 2011 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2011. This amount changes based on the fair market value of our stock. The total intrinsic value of options exercised in 2011 was $2.9 million (2010: $0.7 million; 2009: $1.6 million). The total fair value expensed over the vesting terms of options that vested in 2011 was $21.6 million (2010: $13.4 million; 2009: $20.0 million).

At December 31, 2011, the range of exercise prices and weighted-average remaining contractual life of outstanding and exercisable options were as follows:

	Options Outstanding			Options Exercisable
	Options Outstanding	Weighted- Average Remaining Contractual Life	WAEP	Options Outstanding	Weighted- Average Remaining Contractual Life	WAEP
	(In thousands)	(In years)		(In thousands)	(In years)
$1.93-$10.00	11,907	6.4	$6.65	6,791	4.6	$6.17
$10.01-$25.00	6,094	4.4	14.47	5,845	4.2	14.59
$25.01-$35.80	1,450	5.1	26.12	1,255	4.9	26.10

$1.93-$35.80	19,451	5.7	$10.55	13,891	4.4	$11.51

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

The fair value of stock options is calculated using a binomial option-pricing model and the fair value of options issued under our EEPP is calculated using the Black-Scholes option-pricing model, taking into account the relevant terms and conditions. The binomial option-pricing model is used to estimate the fair value of our stock options because it better reflects the possibility of exercise before the end of the options’ life. The binomial option-pricing model also integrates possible variations in model inputs, such as risk-free interest rates and other inputs, which may change over the life of the options. Options issued under our EEPP have relatively short contractual lives, or must be exercised within a short period of time after the vesting date, and the input factors identified above do not apply. Therefore, the Black-Scholes option-pricing model produces a fair value that is substantially the same as a more complex binomial option-pricing model for our EEPP. The amount recognized as an expense is adjusted each period to reflect actual and estimated future levels of vesting.

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

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The estimated weighted-average grant date fair values of the individual options granted during the years ended December 31, 2011, 2010 and 2009 were $3.53, $3.73 and $5.27, respectively. The fair value of options granted during these years was estimated using the binomial option-pricing model with the following weighted-average assumptions:

	2011	2010	2009
Risk-free interest rate	1.56%	2.04%	1.55%
Expected volatility	52.4%	65.4%	92.0%
Expected dividend yield	—	—	—
Expected life (1)	—	—	—

(1)

The expected lives of options granted in 2011, as derived from the output of the binomial model, ranged from 4.8 years to 7.5 years (2010: 4.8 years to 7.5 years; 2009: 4.5 years to 7.3 years). The contractual life of the options, which is not later than 10 years from the date of grant, is used as an input into the binomial model.

Restricted Stock Units

RSUs generally vest between one and three years from the grant date, and shares are issued to RSU holders as soon as practicable following vesting. The fair value of services received in return for the RSUs is measured by reference to the fair value of the underlying shares at grant date, for directors and employees, and as services are rendered for non-employees. The total fair value expensed over the vesting terms of RSUs that vested in 2011 was $28.8 million (2010: $10.8 million; 2009: $15.6 million).

The non-vested RSUs are summarized as follows:

	No. of RSUs	Weighted-Average Grant Date Fair Value
	(In thousands)
Non-vested at December 31, 2009	3,020	$14.06
Granted	2,957	6.87
Vested	(781)	17.81
Forfeited	(554)	9.65

Non-vested at December 31, 2010	4,642	$9.38
Granted	3,312	6.82
Vested	(3,052)	9.47
Forfeited	(1,000)	7.45

Non-vested at December 31, 2011	3,902	$7.63

Employee Equity Purchase Plan

We operate an EEPP for eligible employees based in the United States and, from January 1, 2012 for eligible employees based in Ireland. The EEPP for U.S. based employees is a qualified plan under Sections 421 and 423 of the IRC. The EEPP allows eligible employees to purchase shares at 85% of the lower of the fair market value at the beginning of the offering period or the fair market value on the last trading day of the offering period. Purchases are limited to $25,000 (fair market value) per calendar year; 2,000 shares per six-month offering period (changed from 1,000 shares per three-month offering period, beginning January 1, 2010); and, for U.S. based employees, subject to certain IRC restrictions.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In total, 3,000,000 shares have been made available for issuance under the EEPP. In 2011, 237,631 shares (2010: 470,412 shares; 2009: 528,411 shares) were issued under the EEPP. As of December 31, 2011, 143,761 shares (2010: 381,392 shares) were available for future issuance under the EEPP.

The weighted-average fair value of options granted under the EEPP during the 12 months ended December 31, 2011 was $2.30 (2010: $1.84; 2009: $2.07). The estimated fair values of these options were charged to expense over the respective six-month offering periods. The estimated fair values of options granted under the EEPP in the years ended December 31, were calculated using the following inputs into the Black-Scholes option-pricing model:

	2011	2010	2009
Weighted-average share price	$8.00	$5.61	$6.57
Weighted-average exercise price	$6.80	$4.77	$5.58
Expected volatility(1)	49.7%	63.9%	84.6%
Expected life	6 months	6 months	3 months
Expected dividend yield	—	—	—
Risk-free interest rate	0.16%	0.21%	0.15%

(1)	The expected volatility was determined based on the implied volatility of traded options on our stock.

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

In addition, as part of the transaction described above, we continue to grant annual equity and equity-based compensation awards under the 2006 LTIP (and any successor or replacement or additional plan) to each transferred employee. Beginning in 2010, these awards are granted at the same time as such awards are granted to Elan employees; on terms and conditions, including vesting, that are no less favorable than those granted to similarly situated Elan employees; and with a grant date fair value that is equal to similarly situated Elan employees who received the same performance rating from Elan as the transferred employees received from Janssen AI. The total amount of expense in 2011 relating to equity-settled share-based awards held by former Elan employees that transferred to Janssen AI was $2.4 million (2010: $0.4 million; 2009: less than $0.1 million). This expense has been recognized in the R&D expense line item in the Consolidated Statement of Operations.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The total net expense of $35.3 million relating to equity-settled share-based compensation has been recognized in the following line items in the Consolidated Statement of Operations at December 31 of each year (in millions):

	2011	2010	2009
Cost of sales	$1.1	$1.6	$2.2
Selling, general and administrative expenses	16.6	17.4	17.0
Research and development expenses	14.9	11.5	11.8
Other net charges	1.1	1.0	1.7
Net gain/(loss) on divestment of business	1.6	—	(1.2)

Total	$35.3	$31.5	$31.5

Share-based compensation arose under the following awards at December 31 of each year (in millions):

	2011	2010	2009
Stock options	$14.0	$13.4	$16.8
RSUs	20.7	17.2	13.6
EEPP	0.6	0.9	1.1

Total	$35.3	$31.5	$31.5

The total equity-settled share-based compensation expense related to unvested awards not yet recognized, adjusted for estimated forfeitures, is $13.3 million at December 31, 2011. This expense is expected to be recognized over a weighted-average of 1.2 years.

27.    Fair Value Measurements

Assets Measured at Fair Value on a Recurring Basis

As of December 31, 2011, we did not hold any financial liabilities that are recognized at fair value in the financial statements on a recurring or non-recurring basis. The following tables set forth the fair value of our financial assets measured at fair value on a recurring basis, as of December 31, of each year (in millions):

2011	Quoted Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total
Cash and cash equivalents	$271.7	$—	$—	$271.7
Restricted cash and cash equivalents— current	2.6	—	—	2.6
Restricted cash and cash equivalents— non-current	13.7	—	—	13.7
Available-for-sale equity securities — current	0.3	—	—	0.3

Total	$288.3	$—	$—	$288.3

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2010	Quoted Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total
Cash and cash equivalents	$422.5	$—	$—	$422.5
Restricted cash — current	208.2	—	—	208.2
Restricted cash — non-current	14.9	—	—	14.9
Available-for-sale equity securities — current	2.0	—	—	2.0
Available-for-sale debt securities — non-current	—	—	0.2	0.2

Total	$647.6	$—	$0.2	$647.8

As of December 31, 2011, the fair value of our Level 1 assets was $288.3 million (2010: $647.6 million), primarily consisting of bank deposits, holdings in U.S. Treasuries funds, restricted cash, and marketable equity securities in emerging pharmaceutical and biotechnology companies. Included in this amount were net unrealized gains of $Nil (2010: $1.6 million) related to marketable equity securities.

The following table sets forth a summary of the changes in the fair value of our Level 3 financial assets, which were measured at fair value on a recurring basis, as of December 31, of each year (in millions).

2011	Auction Rate Securities
Beginning balance at January 1, 2011	$0.2
Realized gains included in net investment gains	—
Unrealized losses included in other comprehensive income	—
Disposals	(0.2)

Ending balance at December 31, 2011	$—

2010	Auction Rate Securities	Warrants	Total
Beginning balance at January 1, 2010	$0.4	$0.4	$0.8
Realized gains included in net investment gains	—	1.2	1.2
Unrealized losses included in other comprehensive income	(0.2)	—	(0.2)
Redemptions	—	(1.6)	(1.6)

Ending balance at December 31, 2010	$0.2	$—	$0.2

As of December 31, 2011, we held $Nil (2010: $0.2 million) investments, which were measured using unobservable (Level 3) inputs. At December 31, 2010, our investments, which were measured using unobservable (Level 3) inputs, consisted entirely of investments in ARS.

We disposed of the ARS during 2011. Prior to disposal, ARS were valued by a third-party valuation firm, which primarily used a discounted cash flow model (expected cash flows of the ARS were discounted using a yield that incorporates compensation for illiquidity) in combination with a market comparables method, where the ARS were valued based on indications (from the secondary market) of what discounts buyers demand when purchasing similar collateral debt obligations. The secondary market indications were given less weight in this approach due to the lack of data on trades in securities that are substantially similar to the ARS.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Assets Measured at Fair Value on a Non-recurring Basis

We measure certain assets, including equity investments in privately held companies, at fair value on a nonrecurring basis. These assets are recognized at fair value when they are deemed to be other-than-temporarily impaired. We did not recognize any impairment charges relating to these assets during 2011 (2010: $Nil).

Debt Instruments

Principal amounts and fair values (based on unadjusted quoted prices) of our debt instruments at December 31 consisted of the following (in millions):

	2011		2010
	Principal Amount	Fair Value	Principal Amount	Fair Value
2016 Notes issued October 2009	$472.1	$503.4	$625.0	$624.2
2016 Notes issued August 2010	152.4	161.7	200.0	193.4
2013 Fixed Rate Notes	—	—	449.5	458.5
2013 Floating Rate Notes	—	—	10.5	10.5

Total debt instruments	$624.5	$665.1	$1,285.0	$1,286.6

Refer to Note 22 for a reconciliation of the aggregate principal amount of the debt to the carrying amount.

28.    Leases

Operating Leases

We lease certain of our facilities under non-cancelable operating lease agreements that expire at various dates through 2025. The major components of our operating leases that were in effect at December 31, 2011 are as described below.

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

In September 2009, we entered into sub-leasing agreements with Janssen AI for laboratory and office space in South San Francisco which was no longer being utilized by our R&D, sales and administrative functions. In

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

May 2010, we amended one of the agreements with Janssen AI, and added additional space in South San Francisco. One of the agreements expired in December 2011, with the remaining agreements due to expire between December 2012 and November 2014.

In January 2010, we entered into a subleasing agreement with Janssen AI for office space at the Treasury Building, Dublin, Ireland. The lease period will expire in June 2014.

In March 2010, we entered into a lease agreement for another building in South San Francisco, California with a commencement date in November 2010. The building is being utilized by our Neotope R&D function. The lease term is 10 years.

In December 2011, we closed the facility located in King of Prussia, Pennsylvania. The two leases expire between April 2019 and May 2020. The future rental commitments relating to the leases are included in the table below. Approximately 25,000 square feet of this space was sublet in February 2012.

In addition, we also have various operating leases for equipment and vehicles, with lease terms that range from three to five years.

We recorded expense under operating leases of $23.8 million in 2011 (2010: $27.9 million; 2009: $23.8 million). We recorded income under our operating subleasing agreement of $2.8 million in 2011 (2010: $2.3 million; 2009: $0.6 million).

As of December 31, 2011, our future minimum rental commitments for operating leases with non-cancelable terms in excess of one year are as follows (in millions):

Due in:
2012	$32.4
2013	21.6
2014	20.8
2015	14.5
2016	14.8
2017 and thereafter	112.6

Total	$216.7	(1)

(1)

The future minimum rental commitments include the commitments in respect of lease contracts where the future lease commitments exceeds the future expected economic benefit that we expect to derive from the leased asset which has resulted in the recognition of an onerous lease accrual.

Capital Leases

There were no capital leases in place at December 31, 2011. In 2010, the net book value of assets acquired under capital leases was $1.5 million, which included $71.8 million of accumulated depreciation. The depreciation expense related to assets under capital leases for 2011, 2010 and 2009 was $0.3 million, $1.4 million and $2.1 million, respectively.

In prior years, we disposed of plant and equipment and subsequently leased them back and also entered into an arrangement with a third-party bank, the substance of which allows us a legal right to require a net settlement of our obligations under the leases. The cash and borrowings relating to the previous sale and leaseback transactions were offset in the 2010 Consolidated Financial Statements in the amount of $31.2 million. These arrangements were terminated during 2011. We incurred a charge of $0.1 million in the termination of the leases.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

29.    Commitments and Contingencies

As of December 31, 2011, the directors had authorized capital commitments for the purchase of property, plant and equipment of $3.0 million (2010: $8.0 million).

At December 31, 2011, we had commitments to invest $2.6 million (2010: $3.4 million) in healthcare managed funds.

For information on lease commitments, refer to Note 28. For litigation and administrative proceedings related to contingencies, refer to Note 30. For information on commitments in relation to our collaboration arrangements, where applicable, refer to Note 32.

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

In December 2010, we finalized our agreement with the U.S. Attorney’s Office for the District of Massachusetts to resolve all aspects of the U.S. Department of Justice’s investigation of sales and marketing practices for Zonegran. In addition, we pleaded guilty to a misdemeanor violation of the Federal Food, Drug, and Cosmetic (FD&C) Act and entered into a Corporate Integrity Agreement with the Office of Inspector General of the Department of Health and Human Services to promote our compliance with the requirements of U.S. federal healthcare programs and the Food and Drug Administration (FDA). If we materially fail to comply with the requirements of U.S. federal healthcare programs or the FDA, or otherwise materially breach the terms of the Corporate Integrity Agreement, such as by a material breach of the compliance program or reporting obligations of the Corporate Integrity Agreement, severe sanctions could be imposed upon us.

In March 2011, we paid $203.5 million pursuant to the terms of a global settlement resolving all U.S. federal and related state Medicaid claims. During 2010, we recorded a $206.3 million charge for the settlement, interest and related costs.

This resolution of the Zonegran investigation could give rise to other investigations or litigation by state government entities or private parties.

Patent matter

In June 2008, a jury ruled in the U.S. District Court for the District of Delaware that Abraxis (since acquired by Celgene Corporation) had infringed a patent owned by us in relation to the application of NanoCrystal technology (the NanoCrystal technology was transferred to Alkermes in connection with the sale of our EDT business in September 2011) to Abraxane. The judge awarded us $55 million, applying a royalty rate of 6% to sales of Abraxane from January 1, 2005 through June 13, 2008 (the date of the verdict). This award and damages associated with the continuing sales of the Abraxane product were subject to interest.

In February 2011, we entered into an agreement with Abraxis to settle this litigation. As part of the settlement agreement with Abraxis, we received $78.0 million in full and final settlement. No continuing royalties will be received by us in respect of Abraxane.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In May 2011, we entered into an agreement with Alcon to settle litigation also in relation to the application of NanoCrystal technology in connection with Alcon’s marketing of particular products. As part of the settlement agreement with Alcon, we received $6.5 million in May 2011 in full and final settlement.

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

On September 24, 2009, we received a subpoena from the SEC’s New York Regional Office requesting records relating to an investigation captioned In the Matter of Elan Corporation, plc. The subpoena requested records and information relating to the July 31, 2008 announcement of the two Tysabri-related PML cases as well as records and information relating to the July 29, 2008 announcement at the International Conference of Alzheimer’s Disease concerning the Phase 2 trial data for bapineuzumab. In July 2011, we received a supplemental request for documents from the SEC related to this matter. We have provided the SEC with materials in connection with the investigation.

We and some of our officers and directors were named as defendants in five putative class action lawsuits filed in the U.S. District Court for the Southern District of New York in 2008. The cases were consolidated as In Re: Elan Corporation Securities Litigation. The plaintiffs’ Consolidated Amended Complaint was filed on August 17, 2009, and alleged claims under the U.S. federal securities laws and sought damages on behalf of all purchasers of our stock during periods ranging between May 21, 2007 and October 21, 2008. The complaints alleged that we issued false and misleading public statements concerning the safety and efficacy of bapineuzumab. On July 23, 2010, a securities case was filed in the U.S. District Court for the Southern District of New York. This case was accepted by the court as a “related case” to the existing 2008 matter. The 2010 case purported to be filed on behalf of all purchasers of Elan call options during the period from June 17, 2008 to July 29, 2008. On August 10, 2011, the court dismissed the class action lawsuits with prejudice. The “related case” plaintiffs have appealed the dismissal to the U.S. Court of Appeals for the Second Circuit.

We and some of our officers and directors were named as defendants in a securities case filed June 24, 2010 in the U.S. District Court in the Northern District of California. The complaint alleged that during the June/July 2008 timeframe we disseminated materially false and misleading statements/omissions related to Tysabri and bapineuzumab. Plaintiffs alleged that they lost collectively approximately $4.5 million. On October 4, 2011 the court dismissed the lawsuit with prejudice. The plaintiffs have appealed the dismissal to the U.S. Court of Appeals for the Ninth Circuit.

We and some of our officers were named as defendants in a putative class action lawsuit filed in the U.S. District Court for the Southern District of New York on February 23, 2011. The plaintiffs’ complaint alleged claims under U.S. federal securities laws and sought damages on behalf of all purchasers of our stock during the period between July 2, 2009 and August 5, 2009. The complaint alleged that we issued false and misleading public statements concerning the Johnson & Johnson Transaction. On November 10, 2011, the court dismissed the lawsuit with prejudice.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Antitrust matters

In 2002 and 2003, 10 actions were filed in the U.S. District Courts (seven in the District of Columbia and three in the Southern District of New York) claiming that we (and others) violated federal and state antitrust laws based on licensing and manufacturing arrangements between Elan, Teva Pharmaceuticals Inc. and Biovail Corporation (Biovail) relating to nifedipine. The complaints sought various forms of remedy, including damages and injunctive relief. The actions were brought by putative classes of direct purchasers, individual direct purchasers, and putative classes of indirect purchasers. On May 29, 2003, the Judicial Panel for Multidistrict Litigation coordinated and consolidated for pre-trial proceedings all pending cases in the U.S. District Court for the District of Columbia. In late 2007, we entered into a settlement agreement with the indirect purchaser class resulting in a dismissal of that segment of the lawsuit. In December 2009, we entered into a separate settlement agreement with the individual “opt-out” direct purchasers and agreed to pay $4.6 million to this opt-out direct purchaser class resulting in a dismissal of the second segment of the litigation. In October 2010, we agreed to pay $12.5 million to settle the third and final piece of this litigation. In January 2011, the U.S. District Court for the District of Columbia approved the settlement and dismissed the case.

Tysabri product liability lawsuits

We and our collaborator Biogen Idec are co-defendants in product liability lawsuits arising out of the occurrence of PML and other serious adverse events, including deaths, which occurred in patients taking Tysabri. We expect additional product liability lawsuits related to Tysabri to be filed. While we intend to vigorously defend these lawsuits, we cannot predict how these cases will be resolved. Adverse results in one or more of these lawsuits could result in substantial monetary judgments against us.

31.    Related Parties

Janssen AI

Janssen AI, a newly formed subsidiary of Johnson & Johnson, acquired substantially all of the assets and rights related to the AIP with Wyeth (which has been acquired by Pfizer) in September 2009. In consideration for the transfer of these assets and rights, we received a 49.9% equity interest in Janssen AI which has been recorded as an equity method investment on the Consolidated Balance Sheet at December 31, 2011. For additional information relating to the AIP divestment, refer to Note 5. For additional information relating to our equity method investment, refer to Note 9.

Following the divestment of the AIP business to Janssen AI in September 2009, we provided administrative, I.T., and R&D transition services to Janssen AI, and recorded fees of $3.7 million in 2010 and $2.9 million in 2009 related to these transition services. These activities ceased in December 2010, with the exception of I.T. related services. We recorded fees of $0.3 million in 2011 related to I.T. services. We also received sublease rental income of $2.2 million in 2011 (2010: $2.3 million; 2009: $0.6 million) from Janssen AI in respect of agreements for office and laboratory space in South San Francisco and office space in Dublin. The total expense in 2011 relating to equity-settled share based awards held by former Elan employees that transferred to Janssen AI was $2.4 million (2010: $0.4 million; 2009: less than $0.1 million). At December 31, 2011, we had a balance owing to us from Janssen AI of $Nil (2010: $0.2 million).

Alkermes plc

In connection with the divestment of our EDT business on September 16, 2011, we received $500.0 million in cash consideration and 31.9 million ordinary shares of Alkermes plc, which represented approximately 25% of the equity of Alkermes plc at the close of the transaction. Our equity interest in Alkermes plc was recorded as an equity method investment on the Consolidated Balance Sheet at a carrying amount of $528.6 million, based on the closing share price of $16.57 of Alkermes, Inc. shares on the date of the transaction.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Following the divestment of the EDT business to Alkermes plc, we provided administrative and I.T. transition services to Alkermes plc, and recorded fees of $1.1 million in 2011 related to these transition services. At December 31, 2011, we had a balance owing to us from Alkermes plc of $1.9 million; which includes an amount of $1.2 million owed to us in respect of the EDT divestment transaction working capital adjustment.

Transactions with Directors

Except as set out below, there are no service contracts in existence between any of the directors and Elan:

Non-Executive Directors’ Terms of Appointment

Period	Three-year term which can be extended by mutual consent, contingent on satisfactory performance and re-election at the Annual General Meeting (AGM).
Termination	By the director or the Company at each party’s discretion without compensation.
Fees	Board Membership Fees
	Chairman’s Fee	$150,000	(1)
	Director’s Fee	$55,000	(2)

	Additional Board/Committee Fees
	Lead Independent Director’s Fee	$20,000
	Audit Committee Chairman’s Fee	$25,000	(3)
	Audit Committee Member’s Fee	$15,000
	Other Committee Chairman’s Fee	$20,000	(3)
	Other Committee Member’s Fee	$12,500
Equity

Non-executive directors are entitled to be considered for an annual equity award, based on the recommendation of the Leadership, Development and Compensation Committee (LDCC) and supported by the advice of the LDCC’s compensation consultants. Such equity awards are normally granted in February of each year and are currently made in the form of RSUs. The awards made in February 2012 had the following grant date fair values:

	Chairman	$400,000	(1)
	Other non-executive directors	$200,000	(2)
Expenses	Reimbursement of travel and other expenses reasonably incurred in the performance of their duties.
Time commitment	Five scheduled in-person board meetings, the AGM and relevant committee meetings depending upon board/committee requirements and general corporate activity.

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

(1)

The chairman’s compensation for 2012 consists of a fee of $150,000 (2011: $250,000) and RSUs with a grant date fair value of $400,000 (2011: $200,000), amounting to a total value of $550,000 in 2012 (2011:$450,000). The chairman does not receive additional compensation for sitting on board committees.

(2)

Non-executive directors can elect to receive their fee payments in the form of RSUs, which will vest on the earlier of 90 days after their retirement from the Board or 10 years. In 2011, Dr. Ekman, Mr. McGowan and Mr. McLaughlin elected to receive their fee payments in the form of RSUs.

(3)	Inclusive of committee membership fee.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

No other director has an employment contract extending beyond 12 months or pre-determined compensation on termination which exceeds one year’s salary.

Mr. McLaughlin

In 2011 and 2010, Davy, an Irish based stockbroking, wealth management and financial advisory firm, of which Mr. McLaughlin is deputy chairman, provided advisory services to the company. The total invoiced value of these services in 2011 was $0.2 million (2010: $0.3 million). Services rendered in 2011 included work in relation to the EDT divestment.

In November 2011, the Company engaged an adult son of Kyran McLaughlin as a consultant in relation to the Company’s investor relations programmes for a six month period. The amount invoiced for these services in 2011 was €11,800. Mr. McLaughlin’s son is not an executive officer and does not have a key strategic role within Elan.

Mr. Pilnik

In 2009, prior to his joining the board of directors of Elan, Mr. Pilnik was paid a fee of $15,230 for consultancy services provided to Elan.

Dr. Selkoe

Effective as of July 1, 2009, EPI entered into a consultancy agreement with Dr. Selkoe under which Dr. Selkoe agreed to provide consultant services with respect to the treatment and/or prevention of neurodegenerative and autoimmune diseases. We pay Dr. Selkoe a fee of $12,500 per quarter under this agreement. The agreement is effective for three years unless terminated by either party upon 30 days written notice and supersedes all prior consulting agreements between Dr. Selkoe and Elan. Previously, Dr. Selkoe was a party to a similar consultancy agreement with EPI and Athena. Under the consultancy agreements, Dr. Selkoe received $50,000 in 2011, 2010 and 2009.

Dr. Selkoe serves as a Company-nominated director of Janssen AI, a subsidiary of Johnson & Johnson in which Elan holds a 49.9% equity interest. In December 2010, Dr Selkoe entered into a consulting agreement with Johnson & Johnson Pharmaceutical Research & Development LLC. This agreement was amended in November 2011 to extend it until December 31, 2012. During 2011, Dr. Selkoe received a fee of $1,600 in respect of services provided under this agreement. On February 2, 2012, this consulting agreement was terminated.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Arrangements with Former Directors

Agreements with Mr. Schuler, Mr. Bryson and Crabtree Partners L.L.C.

On September 17, 2010, we entered into agreements with Mr. Schuler and Mr. Bryson whereby we agreed to pay to Mr. Schuler and Mr. Bryson the aggregate amount of $300,000 in settlement of all costs, fees and expenses incurred by them in respect of any and all matters relating to the Irish High Court litigation and the SEC investigation of Mr. Schuler. Under the agreements, Mr. Schuler and Mr. Bryson agreed to resign from the board, and they subsequently resigned on October 29, 2010.

On June 8, 2009, we entered into an agreement with Mr. Schuler, Mr. Bryson and Crabtree Partners L.L.C. (an affiliate of Mr. Schuler and a shareholder of the Company) (collectively “the Crabtree Group”). Pursuant to this Agreement, we agreed to nominate Mr. Schuler and Mr. Bryson for election as directors of the Company at the 2009 AGM. Mr. Schuler and Mr. Bryson irrevocably agreed to resign as directors of the Company effective on the first date on which Mr. Schuler, Mr. Bryson and Crabtree Partners L.L.C. cease to beneficially own, in aggregate, at least 0.5% of the Company’s issued share capital. The Agreement also included a standstill provision providing that, until the later of December 31, 2009, amended to January 1, 2012, pursuant to the 2010 agreement, and the date that was three months after the date on which Mr. Schuler and Mr. Bryson cease to be directors of the Company, none of Mr. Schuler, Mr. Bryson, Crabtree Partners L.L.C. or any of their respective affiliates would, among other things, acquire any additional equity interest in the Company if, after giving effect to the acquisition, Mr. Schuler, Mr. Bryson, Crabtree Partners L.L.C. and their affiliates would own more than 3% of the Company’s issued share capital. Finally, we agreed to reimburse the Crabtree Group for $500,000 of documented out-of-pocket legal expenses incurred by their outside counsel in connection with the Agreement and the matters referenced in the Agreement.

Dr. Bloom

On July 17, 2009, EPI entered into a consultancy agreement with Dr. Bloom under which Dr. Bloom agreed to provide consultant services to Elan with respect to the treatment and/or prevention of neurodegenerative diseases and to act as an advisor to the science and technology committee. Effective July 17, 2011, this agreement was extended for a further year (“the Amended Agreement”) and we pay Dr. Bloom a fee of $12,500 per quarter under the Amended Agreement. This agreement can be terminated by either party upon 30 days written notice. Under the consultancy agreements, Dr. Bloom received $44,674 in 2011 (2010: $58,125, of which $18,152 related to services rendered during 2009).

Mr. Cooke

In connection with the EDT transaction, as described in Note 5, and Mr. Cooke’s transfer of employment from the Company to Alkermes plc, the Company and Mr. Cooke agreed on September 16, 2011, that if his employment with Alkermes plc is terminated otherwise than for disciplinary reasons, and the date of expiry of notice of his termination of employment is not later than August 15, 2012, we will make up the shortfall, if any, between the severance amount payable to him by Alkermes plc, and the amount that he would have received under our current Elan severance plan had his employment continued and been terminated by us.

External Appointments and Retention of Fees

Executive directors may accept external appointments as non-executive directors of other companies and retain any related fees paid to them.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

In June 2006, the FDA approved the reintroduction of Tysabri for the treatment of relapsing forms of MS. Approval for the marketing of Tysabri in the European Union was also received in June 2006 and has subsequently been received in a number of other countries. The distribution of Tysabri in both the United States and the European Union commenced in July 2006. Global in-market net sales of Tysabri in 2011 were $1,510.6 million (2010: $1,230.0 million; 2009: $1,059.2 million), consisting of $746.5 million (2010: $593.2 million; 2009: $508.5 million) in the U.S. market and $764.1 million (2010: $636.8 million; 2009: $550.7 million) in the ROW.

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

In the ROW markets, Biogen Idec is responsible for distribution and we record as revenue our share of the profit or loss on ROW sales of Tysabri, plus our directly incurred expenses on these sales. In 2011, we recorded revenue of $317.6 million (2010: $258.3 million; 2009: $215.8 million).

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

Johnson & Johnson AIP Agreements

On September 17, 2009, Janssen AI, a newly formed subsidiary of Johnson & Johnson, completed the acquisition of substantially all of our assets and rights related to the AIP. In addition, Johnson & Johnson, through its affiliate Janssen Pharmaceutical, invested $885.0 million in exchange for newly issued American Depositary Receipts (ADRs) of Elan, representing 18.4% of our outstanding Ordinary Shares at the time. Johnson & Johnson also committed to fund up to $500.0 million towards the further development and commercialization of the AIP. As of December 31, 2011, the remaining unspent amount of the Johnson & Johnson $500.0 million funding commitment was $57.6 million (2010: $272.0 million), which reflects the $214.4 million utilized in 2011 (2010: $179.0 million). Any required additional expenditures in respect of Janssen AI’s obligations under the AIP collaboration in excess of the initial $500.0 million funding commitment is required to be funded by Elan and Johnson & Johnson in proportion to their respective shareholdings up to a maximum additional commitment of $400.0 million in total. Based on current spend levels, we anticipate that we will be called upon to provide funding to Janssen AI commencing in the second quarter of 2012. In the event that further funding is required beyond the $400.0 million, such funding will be on terms determined by the board of Janssen AI, with Johnson & Johnson and Elan having a right of first offer to provide additional funding. If we fail to provide our share of the $400.0 million commitment or any additional funding that is required for the development of the AIP, and if Johnson & Johnson elects to fund such an amount, our interest in Janssen AI could, at the option of Johnson & Johnson, be commensurately reduced.

In consideration for the transfer of these assets and rights, we received a 49.9% equity interest in Janssen AI. In general, Elan is entitled to a 49.9% share of all net profits generated by Janssen AI beginning from the date Janssen AI becomes net profitable and certain royalty payments upon the commercialization of products under the AIP collaboration. The AIP represented our interest in that collaboration to research, develop and commercialize products for the treatment and/or prevention of neurodegenerative conditions, including Alzheimer’s disease. Janssen AI has assumed our activities with Pfizer under the AIP. Under the terms of the Johnson & Johnson Transaction, if we undergo a change of control, an affiliate of Johnson & Johnson will be entitled to purchase our 49.9% interest in Janssen AI at the then fair value.

Transition Therapeutics Collaboration Agreements

In September 2006, we entered into an exclusive, worldwide collaboration with Transition for the joint development and commercialization of a novel therapeutic agent for Alzheimer’s disease. The small molecule, ELND005, is a beta amyloid anti-aggregation agent that has been granted fast track designation by the FDA. In December 2007, the first patient was dosed in a Phase 2 clinical study. This 18-month, randomized, double-blind, placebo-controlled, dose-ranging study was designed to evaluate the safety and efficacy of ELND005 in approximately 340 patients with mild to moderate Alzheimer’s disease. In December 2009, we announced that patients would be withdrawn from the two highest dose groups due to safety concerns. In August 2010, Elan and Transition announced the top-line summary results of the Phase 2 clinical study and in September 2011, the Phase 2 clinical study data was published in the journal Neurology. The study’s cognitive and functional co-primary endpoints did not achieve statistical significance. The 250mg twice daily dose demonstrated a biological effect on amyloid-beta protein in the cerebrospinal fluid (CSF), in a subgroup of patients who provided CSF samples. This dose achieved targeted drug levels in the CSF and showed some effects on clinical endpoints in an exploratory analysis.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In December 2010, we modified our Collaboration Agreement with Transition and, in connection with this modification, Transition elected to exercise its opt-out right under the original agreement. Under this amendment, we paid Transition $9.0 million and Transition will be eligible to receive a further $11.0 million payment upon the commencement of the next ELND005 clinical trial, and will no longer be eligible to receive a $25.0 million milestone that would have been due upon the commencement of a Phase 3 trial for ELND005 under the terms of the original agreement.

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

33.    Supplemental Guarantor Information

As part of the offering and sale of the 2016 Notes issued October 2009 and the 2016 Notes issued August 2010, Elan Corporation, plc and certain of its subsidiaries have guaranteed these notes.

Each subsidiary that has guaranteed our outstanding Notes will be released from its guarantee in the event:

•	there is a legal defeasance of the Notes;

•	there is a sale or other disposition of the shares or assets of the subsidiary if, after such sale or disposition, the subsidiary is no longer “restricted” for debt covenant purposes; or

•	the subsidiary is designated as “unrestricted” for debt covenant purposes;

provided that any transaction is carried out in accordance with the provisions of the indentures governing the Notes.

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

Condensed Consolidating Statements of Operations

For the Year Ended December 31, 2011

	Elan Finance plc	Parent Company	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Elimination Adjustments	Consolidated
	(In millions)
Revenue	$—	$—	$2,083.4	$—	$(837.4)	$1,246.0
Cost of sales	—	—	1,277.8	—	(638.1)	639.7

Gross margin	—	—	805.6	—	(199.3)	606.3
Operating expenses:					—
Selling, general and administrative expenses	—	43.5	235.3	5.1	(55.2)	228.7
Research and development expenses	—	—	352.6	22.8	(142.9)	232.5
Net gain on divestment of businesses	—	—	(585.9)	(67.0)	—	(652.9)
Other net (gains)/charges	—	—	(41.0)	—	(1.2)	(42.2)

Total operating expenses	—	43.5	(39.0)	(39.1)	(199.3)	(233.9)

Operating income/(loss)	—	(43.5)	844.6	39.1	—	840.2

Share of net gains/(losses) of subsidiaries	—	604.0	—	—	(604.0)	—
Net interest and investment (gains)/losses	0.1	—	243.0	(11.0)	—	232.1

Income/(loss) before provision for income taxes	(0.1)	560.5	601.6	50.1	(604.0)	608.1
Provision/(benefit from) for income taxes	(0.1)	—	47.7	—	—	47.6

Net income/(loss)	$—	$560.5	$553.9	$50.1	$(604.0)	$560.5

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Statements of Operations

For the Year Ended December 31, 2010

	Elan Finance plc	Parent Company	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Elimination Adjustments	Consolidated
	(In millions)
Revenue	$—	$—	$1,891.8	$—	$(722.1)	$1,169.7
Cost of sales	—	—	1,071.6	—	(488.3)	583.3

Gross margin	—	—	820.2	—	(233.8)	586.4
Operating expenses:
Selling, general and administrative expenses	—	62.8	239.8	5.2	(53.1)	254.7
Research and development expenses	—	—	429.8	9.1	(180.2)	258.7
Settlement reserve charge	—	—	206.3	—	—	206.3
Net gain on divestment of businesses	—	—	(1.0)	—	—	(1.0)
Other net charges	—	0.9	56.4	(0.5)	(0.5)	56.3

Total operating expenses	—	63.7	931.3	13.8	(233.8)	775.0

Operating income/(loss)	—	(63.7)	(111.1)	(13.8)	—	(188.6)

Share of net gains/(losses) of subsidiaries	—	(261.0)	—	—	261.0	—
Net interest and investment (gains)/losses	(1.2)	—	141.0	(5.8)	—	134.0

Income/(loss) before provision for income taxes	1.2	(324.7)	(252.1)	(8.0)	261.0	(322.6)
Provision for income taxes	0.3	—	1.8	—	—	2.1

Net income/(loss)	$0.9	$(324.7)	$(253.9)	$(8.0)	$261.0	$(324.7)

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Statements of Operations

For the Year Ended December 31, 2009

	Elan Finance plc	Parent Company	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Elimination Adjustments	Consolidated
	(In millions)
Revenue	$—	$0.8	$1,932.1	$0.5	$(820.4)	$1,113.0
Cost of sales	—	—	993.9	—	(433.2)	560.7

Gross margin	—	0.8	938.2	0.5	(387.2)	552.3
Operating expenses:
Selling, general and administrative expenses	—	57.0	286.4	—	(75.2)	268.2
Research and development expenses	—	—	595.7	0.2	(302.3)	293.6
Net gain on divestment of businesses			(108.7)	—	—	(108.7)
Other net charges	—	—	67.0	0.3	—	67.3

Total operating expenses	—	57.0	840.4	0.5	(377.5)	520.4

Operating income/(loss)	—	(56.2)	97.8	—	(9.7)	31.9

Share of net gains/(losses) of subsidiaries	—	(120.1)	—	—	120.1	—
Net interest and investment (gains)/losses	(1.6)	(0.1)	183.7	(0.2)	(20.1)	161.7

Income/(loss) before provision for/(benefit from) income taxes	1.6	(176.2)	(85.9)	0.2	130.5	(129.8)
Provision for/(benefit from) income taxes	0.4	—	46.0	—	—	46.4

Net income/(loss)	$1.2	$(176.2)	$(131.9)	$0.2	$130.5	$(176.2)

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Balance Sheets

For the Year Ended December 31, 2011

	Elan Finance plc	Parent Company	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Elimination Adjustments	Consolidated
	(In millions)
	ASSETS
Current Assets:
Cash and cash equivalents	$1.8	$0.8	$265.7	$3.4	$—	$271.7
Restricted cash — current	—	—	2.6	—	—	2.6
Accounts receivable, net	—	—	167.7	—	—	167.7
Investment securities — current	—	—	0.3	—	—	0.3
Inventory	—	—	42.2	—	(18.4)	23.8
Intercompany receivables	22.8	2,964.0	3,646.3	140.3	(6,773.4)	—
Deferred tax assets — current	0.1	—	26.1	—	—	26.2
Prepaid and other current assets	—	—	25.7	—	—	25.7

Total current assets	24.7	2,964.8	4,176.6	143.7	(6,791.8)	518.0
Property, plant and equipment, net	—	—	83.2	—	—	83.2
Goodwill and other intangible assets, net	—	—	107.0	—	202.9	309.9
Equity method investment	—	—	130.6	545.2	—	675.8
Investment securities — non-current	—	—	9.8	—	—	9.8
Investments in subsidiaries	—	—	12,545.6	—	(12,545.6)	—
Restricted cash — non-current	—	—	13.7	—	—	13.7
Intercompany receivables	588.4	—	7,021.6	1.1	(7,611.1)	—
Deferred tax assets — non-current	0.6	—	123.5	—	(5.2)	118.9
Other assets	11.1	—	13.3	—	0.1	24.5

Total assets	$624.8	$2,964.8	$24,224.9	$690.0	$(26,750.7)	$1,753.8

LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIT)
Current Liabilities:
Accounts payable	$—	$—	$46.4	$—	$—	$46.4
Accrued and other current liabilities	11.4	0.1	210.6	—	7.8	229.9
Intercompany payables	0.2	1,975.4	5,446.6	261.8	(7,684.0)	—

Total current liabilities	11.6	1,975.5	5,703.6	261.8	(7,676.2)	276.3
Long term debts	615.0	—	—	—	—	615.0
Intercompany payables	—	175.3	11,614.9	—	(11,790.2)	—
Other liabilities	—	12.2	53.7	—	(5.2)	60.7

Total liabilities	626.6	2,163.0	17,372.2	261.8	(19,471.6)	952.0
Shareholders’ equity/(deficit)	(1.8)	801.8	6,852.7	686.1	(7,537.0)	801.8

Total liabilities and shareholders’ equity/(deficit)	$624.8	$2,964.8	$24,224.9	$947.9	$(27,008.6)	$1,753.8

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Balance Sheets

For the Year Ended December 31, 2010

	Elan Finance plc	Parent Company	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Elimination Adjustments	Consolidated
	(In millions)
ASSETS
Current Assets:
Cash and cash equivalents	$1.7	$0.3	$279.4	$141.1	$—	$422.5
Restricted cash — current	—	—	208.2	—	—	208.2
Accounts receivable, net	—	—	191.6	—	—	191.6
Investment securities — current	—	—	2.0	—	—	2.0
Inventory	—	—	56.6	—	(17.6)	39.0
Intercompany receivables	16.3	2,432.1	4,088.0	79.1	(6,615.5)	—
Deferred tax assets — current	0.2	—	41.6	—	—	41.8
Prepaid and other current assets	—	—	15.4	—	—	15.4

Total current assets	18.2	2,432.4	4,882.8	220.2	(6,633.1)	920.5
Property, plant and equipment, net	—	—	287.5	—	—	287.5
Goodwill and other intangible assets, net	—	—	123.9	—	252.6	376.5
Equity method investment	—	—	209.0	—	—	209.0
Investment securities — non-current	—	—	9.4	—	—	9.4
Investments in subsidiaries	—	—	12,306.7	1.8	(12,308.5)	—
Restricted cash — non-current	—	—	14.9	—	—	14.9
Intercompany receivables	1,247.0	8.1	7,118.3	186.1	(8,559.5)	—
Deferred tax assets — non-current	0.4	—	153.9	—	—	154.3
Other assets	21.3	—	24.1	—	—	45.4

Total assets	$1,286.9	$2,440.5	$25,130.5	$408.1	$(27,248.5)	$2,017.5

LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIT)
Current Liabilities:
Accounts payable	$—	$—	$39.2	$—	$—	$39.2
Accrued and other current liabilities	18.3	4.8	416.9	(0.4)	2.9	442.5
Intercompany payables	—	2,088.0	5,693.1	12.5	(7,793.6)	—

Total current liabilities	18.3	2,092.8	6,149.2	12.1	(7,790.7)	481.7
Long term debts	1,270.4	—	—	—	—	1,270.4
Intercompany payables	—	133.5	12,628.5	4.4	(12,766.4)	—
Other liabilities	—	19.9	55.8	—	(4.6)	71.1

Total liabilities	1,288.7	2,246.2	18,833.5	16.5	(20,561.7)	1,823.2
Shareholders’ equity/(deficit)	(1.8)	194.3	6,297.0	391.6	(6,686.8)	194.3
Total liabilities and shareholders’ equity/(deficit)	$1,286.9	$2,440.5	$25,130.5	$408.1	$(27,248.5)	$2,017.5

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Statements of Cash Flows

For the Year Ended December 31, 2011

	Elan Finance plc	Parent Company	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Elimination Adjustments	Consolidated
	(In millions)
Cash flows from operating activities:
Net cash provided by/(used in) operating activities	$697.4	$(5.8)	$(826.2)	$14.4	$—	$(120.2)

Cash flows from investing activities:
Decrease in restricted cash	—	—	206.8	—	—	206.8
Proceeds from disposal of property, plant and equipment	—	—	1.3	—	—	1.3
Purchase of property, plant and equipment	—	—	(27.3)	—	—	(27.3)
Purchase of intangible assets	—	—	(2.5)	—	—	(2.5)
Purchase of equity method investment	—	—	—	(20.0)	—	(20.0)
Purchase of non-current investment securities	—	—	(0.6)	—	—	(0.6)
Sale of non-current investment securities	—	—	2.5	—	—	2.5
Sale of current investment securities	—	—	0.3	—	—	0.3
Proceeds from business disposals	—	—	500.0	—	—	500.0

Net cash used in investing activities	—	—	680.5	(20.0)	—	660.5

Cash flows from financing activities:						—
Proceeds from employee stock issuances	—	6.3	—	—	—	6.3
Repayment of loans	(697.3)	—	—	—	—	(697.3)
Net proceeds from debt issuances	—	—	—	—	—	—
Intercompany investments/capital contributions	—	—	—	—	—	—
Loans to group undertakings	—	—	132.1	(132.1)	—	—
Repayment of government grants	—	—	—	—	—	—

Net cash provided by/(used in) financing activities	(697.3)	6.3	132.1	(132.1)	—	(691.0)

Effect of exchange rate changes on cash	—	—	(0.1)	—	—	(0.1)

Net increase/(decrease) in cash and cash equivalents	0.1	0.5	(13.7)	(137.7)	—	(150.8)
Cash and cash equivalents at beginning of year	1.7	0.3	279.4	141.1	—	422.5

Cash and cash equivalents at end of year	$1.8	$0.8	$265.7	$3.4	$—	$271.7

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Statements of Cash Flows

For the Year Ended December 31, 2010

	Elan Finance plc	Parent Company	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Elimination Adjustments	Consolidated
	(In millions)
Cash flows from operating activities:
Net cash provided by/(used in)	$259.8	$(5.0)	$(176.2)	$(10.4)	$—	$68.2

operating activities
Cash flows from investing activities:						—
Decrease in restricted cash	—	—	(191.4)	—	—	(191.4)
Proceeds from disposal of property, plant and equipment	—	—	0.1	—	—	0.1
Purchase of property, plant and equipment	—	—	(40.9)	—	—	(40.9)
Purchase of intangible assets	—	—	(3.6)	—	—	(3.6)
Purchase of non-current investment securities	—	—	(0.9)	—	—	(0.9)
Sale of non-current investment securities	—	—	7.9	—	—	7.9
Sale of current investment securities	—	—	8.5	—	—	8.5
Proceeds from business disposals	—	—	4.3	—	—	4.3

Net cash used in investing activities	—	—	(216.0)	—	—	(216.0)

Cash flows from financing activities:						—
Proceeds from employee stock issuances	—	1.8	—	—	—	1.8
Repayment of loans	(455.0)	—	—	—	—	(455.0)
Net proceeds from debt issuances	187.1	—	—	—	—	187.1
Intercompany investments/capital contributions	—	—	(0.9)	0.9	—	—
Loans to group undertakings	—	—	251.0	(251.0)	—	—
Repayment of government grants	—	—	—	—	—	—

Net cash provided by/(used in) financing activities	(267.9)	1.8	250.1	(250.1)	—	(266.1)

Effect of exchange rate changes on cash	—	—	(0.1)	—	—	(0.1)

Net increase/(decrease) in cash and cash equivalents	(8.1)	(3.2)	(142.2)	(260.5)	—	(414.0)
Cash and cash equivalents at beginning of year	9.8	3.5	421.6	401.6	—	836.5

Cash and cash equivalents at end of year	$1.7	$0.3	$279.4	$141.1	$—	$422.5

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Statements of Cash Flows

For the Year Ended December 31, 2009

	Elan Finance plc	Parent Company	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Elimination Adjustments	Consolidated
	(In millions)
Cash flows from operating activities:
Net cash provided by/(used in) operating activities	$264.4	$(869.9)	$519.3	$(0.1)	$—	$(86.3)

Cash flows from investing activities:
Decrease in restricted cash	—	—	3.5	—	—	3.5
Proceeds from disposal of property, plant and equipment	—	—	7.3	—	—	7.3
Purchase of property, plant and equipment	—	—	(43.5)	—	—	(43.5)
Purchase of intangible assets	—	—	(52.4)	—	—	(52.4)
Purchase of non-current investment securities	—	—	(0.6)	—	—	(0.6)
Sale of current investment securities	—	—	28.9	—	—	28.9

Net cash used in investing activities	—	—	(56.8)	—	—	(56.8)

Cash flows from financing activities:
Issue of share capital	—	868.0	—	—	—	868.0
Proceeds from employee stock issuances	—	4.0	—	—	—	4.0
Repayment of loans	(867.8)	—	—	—	—	(867.8)
Net proceeds from debt issuances	603.0	—	—	—	—	603.0
Intercompany investments/capital contributions	—	—	(399.7)	399.7	—	—
Repayment of government grants	—	—	(5.4)	—	—	(5.4)
Excess tax benefit from share-based compensation	—	—	2.3	—	—	2.3

Net cash provided by/(used in) financing activities	(264.8)	872.0	(402.8)	399.7	—	604.1

Effect of exchange rate changes on cash	—	—	0.2	—	—	0.2

Net increase/(decrease) in cash and cash equivalents	(0.4)	2.1	59.9	399.6	—	461.2
Cash and cash equivalents at beginning of year	10.2	1.4	361.7	2.0	—	375.3

Cash and cash equivalents at end of year	$9.8	$3.5	$421.6	$401.6	$—	$836.5

Item 19.	Exhibits.

Exhibit Number	Description

1.1	Memorandum and Articles of Association of Elan Corporation, plc. (incorporated by reference to Exhibit 1.1 of Elan Corporation plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (Securities and Exchange Commission (Commission) File No. 001-13896)).

2(b)(1)	Indenture dated as of August 17, 2010, among Elan Finance public limited company, Elan Finance Corp., Elan Corporation, plc, the Subsidiary Note Guarantors party thereto and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 99.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on December 13, 2010).

2(b)(2)	Indenture dated as of October 2, 2009, among Elan Finance public limited company, Elan Finance Corp., Elan Corporation, plc, the Subsidiary Note Guarantors party thereto and The Bank of New York, as Trustee (including Forms of Global Exchange Notes) (incorporated by reference to Exhibit 99.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on October 27, 2009).

4(a)(1)	Antegren Development and Marketing Collaboration Agreement, dated as of August 15, 2000, by and between Biogen, Inc. and Elan Pharma International Limited (incorporated by reference to Exhibit 4(a)(1) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002 — confidential treatment has been granted for portions of this exhibit).

4(a)(2)	Asset Purchase Agreement, dated as of July 2, 2009, among Janssen Pharmaceutical, Juno Neurosciences, Elan Corporation, plc and the other Parties identified therein (incorporated by reference to Exhibit 4(a)(3) of Elan Corporation, plc’s Annual Report on Form 20-F for the year ended December 31, 2009).

4(a)(3)	Subscription and Transfer Agreement, dated as of July 2, 2009, among Elan Corporation, plc, Keavy Holdings plc and Janssen Pharmaceutical (incorporated by reference to Exhibit 4(a)(4) of Elan Corporation, plc’s Annual Report on Form 20-F for the year ended December 31, 2009).

4(a)(4)	Letter Agreement dated September 14, 2009 among Elan Corporation, plc, Athena Neurosciences, Inc., Crimagua Limited, Elan Pharmaceuticals, Inc., Elan Pharma International Limited, Keavy Finance plc, Janssen Pharmaceutical and Janssen Alzheimer Immunotherapy (incorporated by reference to Exhibit 4(a)(5) of Elan Corporation, plc’s Annual Report on Form 20-F for the year ended December 31, 2009).

4(a)(5)	Investment Agreement, dated as of September 17, 2009, between Elan Corporation, plc and Janssen Pharmaceutical (incorporated by reference to Exhibit 4(a)(6) of Elan Corporation, plc’s Annual Report on Form 20-F for the year ended December 31, 2009).

4(a)(6)	Shareholders’ Agreement, dated as of September 17, 2009 by and among Janssen Pharmaceutical, Janssen Alzheimer Immunotherapy (Holding) Limited, Latam Properties Holdings, JNJ Irish Investments ULC, Elan Corporation, plc, Crimagua Limited, Elan Pharma International Limited and Janssen Alzheimer Immunotherapy (incorporated by reference to Exhibit 4(a)(6) of Elan Corporation, plc’s Annual Report on Form 20-F for the year ended December 31, 2010).

4(a)(7)	Royalty Agreement dated as of September 17, 2009 among Janssen Alzheimer Immunotherapy, Janssen Alzheimer Immunotherapy (Holding) Limited and Elan Pharma International Limited (incorporated by reference to Exhibit 4(a)(8) of Elan Corporation, plc’s Annual Report on Form 20-F for the year ended December 31, 2009).

4(a)(8)	Corporate Integrity Agreement between the Office of Inspector General of the Department of Health and Human Services and Elan Corporation, plc (incorporated by reference to Exhibit 4(a)(8) of Elan Corporation, plc’s Annual Report on Form 20-F for the year ended December 31, 2010).

Exhibit Number	Description

4(a)(9)	Plea Agreement, dated December 8, 2010, between the United States Attorney for the District of Massachusetts, the United States Department of Justice and Elan Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on February 28, 2011).

4(a)(10)	Settlement Agreement, effective December 15, 2010, among the United States of America, acting through the United States Department of Justice and on behalf of the Office of Inspector General of the Department of Health and Human Services, the TRICARE Management Activity, and the United States Office of Personnel Management; Elan Corporation, plc; and Lee R. Chartock, M.D. (incorporated by reference to Exhibit 10.2 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on February 28, 2011).

4(a)(11)	Business Combination Agreement And Plan Of Merger, dated as of May 9, 2011, by and among Elan Corporation, plc, Antler Science Two Limited, Elan Science Four Limited, EDT Pharma Holdings Limited, EDT US Holdco Inc., Antler Acquisition Corp. and Alkermes, Inc. (incorporated by reference to Exhibit 2.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on May 9, 2011).

4(a)(12)	Shareholder’s Agreement, dated as of September 16, 2011, by and among Alkermes, plc, Elan Corporation, plc, and Elan Science Three Limited.

4(b)(1)	Lease dated as of June 1, 2007 between Chamberlin Associates 180 Oyster Point Blvd., LLC and Elan Pharmaceuticals, Inc. (incorporated by reference to Exhibit 4(b)(1) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007).

4(b)(2)	Lease dated as of December 17, 2007 between Chamberlin Associates 200 Oyster Point, L.P. and Elan Pharmaceuticals, Inc. (incorporated by reference to Exhibit 4(b)(2) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007).

4(c)(1)	Elan Corporation, plc 1999 Stock Option Plan (2001 Amendment) (incorporated by reference to Exhibit 4(c)(1) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

4(c)(2)	Elan Corporation, plc 1998 Long-Term Incentive Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(2) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

4(c)(3)	Elan Corporation, plc 1996 Long-Term Incentive Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(3) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

4(c)(4)	Elan Corporation, plc 1996 Consultant Option Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(4) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

4(c)(5)	Elan Corporation, plc Employee Equity Purchase Plan, (2009 Restatement) (incorporated by reference to Exhibit 4(c)(5) of Elan Corporation, plc’s Annual Report on Form 20-F for the year ended December 31, 2009).

4(c)(6)	Elan Corporation, plc 2004 Restricted Stock Unit Plan (incorporated by reference to Exhibit 4(c)(8) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005).

4(c)(7)	Letter Agreement, dated as of June 8, 2009, among Elan Corporation, plc, Jack W. Schuler, Vaughn D. Bryson and Crabtree Partners L.C.C. (incorporated by reference to Exhibit 10.3 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on September 29, 2009).

4(c)(8)	Consulting Agreement, dated as of July 1, 2009, between Dr. Dennis J. Selkoe and Elan Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.4 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on September 29, 2009).

Exhibit Number	Description
4(c)(9)	Employment Agreement, dated as of December 7, 2005, as amended by Amendment 2008-1 dated as of December 19, 2008, among Elan Pharmaceuticals, Inc., Elan Corporation, plc and G. Kelly Martin. (incorporated by reference to Exhibit 4(c)(11) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008).
4(c)(10)	July 18, 2007 Letter Agreement between Dr. Lars Ekman and Elan Pharmaceuticals, Inc. (incorporated by reference to Exhibit 4(c)(12) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007).
4(c)(11)	Elan Corporation, plc Cash Bonus Plan effective January 1, 2006, and revised as of January 1, 2009. (incorporated by reference to Exhibit 4(c)(13) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008).
4(c)(12)	Elan Corporation, plc Profit Sharing Scheme 2006 (incorporated by reference to Exhibit 4(c)(16) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005).
4(c)(13)	Elan Corporation, plc 2006 Long Term Incentive Plan (2009 Amendment and Restatement). (incorporated by reference to Exhibit 4(c)(15) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008).
4(c)(14)	Letter Agreement dated as of September 16, 2011 between Elan Corporation, plc and Shane Cooke (incorporated by reference to Exhibit 2.3 of the Report of Foreign Issuer of Elan Corporation, plc filed with the Commission on September 16, 2011).
4(c)(15)	Form of Deed of Indemnity between Elan Corporation, plc and directors and certain officers of Elan Corporation, plc (incorporated by reference to Exhibit 99.2 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on November 15, 2006).
4(c)(16)	Elan U.S. Severance Plan, amended and restated effective as of April 1, 2011 (incorporated by reference to Exhibit 99.1 of the Report of Foreign Issuer of Elan Corporation, plc filed with the Commission on April 19, 2011).
4(c)(17)	Form of Memo Agreement dated May 17, 2007 amending certain outstanding grant agreements for restricted stock units and stock option agreements held by senior officers who are members of the Operating Committee of Elan Corporation, plc. (incorporated by reference to Exhibit 4(c)(19) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007).
4(c)(18)	Form of Restricted Stock Unit Agreement under the Elan Corporation, plc 2006 Long Term Incentive Plan (2009 Amendment and Restatement) for certain senior officers who are members of the Operating Committee of Elan Corporation, plc. (incorporated by reference to Exhibit 4(c)(20) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008).
4(c)(19)	Form of Nonstatutory Stock Option Agreement under the Elan Corporation, plc 2006 Long Term Incentive Plan (2009 Amendment and Restatement) for certain senior officers who are members of the Operating Committee of Elan Corporation, plc. (incorporated by reference to Exhibit 4(c)(21) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008).
4(c)(20)	Form of Nonstatutory Stock Option Agreement under the Elan Corporation, plc 2006 Long Term Incentive Plan (2009 Amendment and Restatement) for new members of the Board of Directors of Elan Corporation, plc. (incorporated by reference to Exhibit 4(c)(22) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008).
4(c)(21)	Form of Nonstatutory Stock Option Agreement under the Elan Corporation, plc 2006 Long Term Incentive Plan (2009 Amendment and Restatement) for members of the Board of Directors of Elan Corporation, plc. (incorporated by reference to Exhibit 4(c)(23) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008).

Exhibit Number	Description
4(c)(22)	Form of Restricted Stock Unit Agreement under the Elan Corporation, plc 2006 Long Term Incentive Plan (2009 Amendment and Restatement) for non-executive members of the Board of Directors of Elan Corporation, plc. (incorporated by reference to Exhibit 4(c)(24) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008).
4(c)(23)	Letter Agreement dated as of March 10, 2011 between Elan Pharmaceuticals, Inc. and Dr. Carlos Paya (incorporated by reference to Exhibit 10.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on March 15, 2011).
4(c)(24)	Amendment to Employment Agreement entered into as of June 2, 2010 between Elan Pharmaceuticals, Inc. and G. Kelly Martin serving as an amendment to an employment agreement dated December 7, 2005, as amended effective December 19, 2008 among the parties and Elan Corporation, plc (incorporated by reference to Exhibit 99.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on August 10, 2010).
4(c)(25)	Memorandum of Understanding dated 17 September 2010 among Elan Corporation, plc, Jack Schuler and Vaughn Bryson (incorporated by reference to Exhibit 4(c)(27) of Elan Corporation plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010).
4(c)(26)	Binding Fee Letter Dated 17 September 2010 among Elan Corporation, plc, Jack Schuler and Vaughn Bryson (incorporated by reference to Exhibit 4(c)(28) of Elan Corporation plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010).
4(c)(27)	Amendment 2011-1 to Elan U.S. Severance Plan effective as of July 14, 2011.
4(c)(28)	Chairman’s Letter of Appointment dated February 9, 2011 (incorporated by reference to Exhibit 99.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on February 10, 2011).
8.1	Subsidiaries of Elan Corporation, plc.
12.1	Certification of G. Kelly Martin pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Nigel Clerkin pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of G. Kelly Martin pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Nigel Clerkin pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Independent Registered Public Accounting Firm, KPMG.
101	XBRL (Extensible Business Reporting Language) The following materials from Elan’s Annual Report on Form 20-F for the fiscal year-ended December 31, 2011, formatted in XBRL: (i) Consolidated Statements of Operations, (ii) Consolidated Balance Sheets, (iii) Consolidated Statements of Shareholders’ Equity/(Deficit) and Comprehensive Income/(Loss) (iv) Consolidated Statements of Cash Flows, (v) Notes to the Consolidated Financial Statements, and (vi) Schedule II — Valuation and Qualifying Accounts and Reserves.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Elan Corporation, plc

/s/ NIGEL CLERKIN
Nigel Clerkin
Executive Vice President and Chief Financial Officer

Date: February 23, 2012

Schedule II

Valuation and Qualifying Accounts and Reserves

Years ended December 31, 2011, 2010 and 2009

Description	Balance at Beginning of Year	Additions(1)	Deductions(2)	Balance at End of Year

	(In millions)
Allowance for doubtful accounts:
Year ended December 31, 2011	$0.4	$—	$(0.4)	$—
Year ended December 31, 2010	$0.4	$0.4	$(0.4)	$0.4
Year ended December 31, 2009	$0.9	$0.7	$(1.2)	$0.4
Sales returns and allowances, discounts, chargebacks and rebates:(3)
Year ended December 31, 2011	$37.9	$188.8	$(181.2)	$45.5
Year ended December 31, 2010	$26.5	$127.5	$(116.1)	$37.9
Year ended December 31, 2009	$19.2	$79.3	$(72.0)	$26.5

(1)	Additions to allowance for doubtful accounts are recorded as an expense.
(2)	Represents amounts written off or returned against the allowance or reserves, or returned against earnings. Deductions to sales discounts and allowances relate to sales returns and payments.
(3)	Additions to sales discounts and allowances are recorded as a reduction of revenue.