Form 20-F/A
period 2011-12-31
ELAN CORP PLC
filed 2012-06-27
CIK 737572

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

Large accelerated filer    ☑    Accelerated filer    ☐    Non-accelerated filer    ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: U.S. GAAP ☑ International Financial Reporting Standards as issued by the International Accounting Standards Board    ☐        Other    ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17    ☐        Item 18    ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):    Yes  ☐    No  ☑

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (this “Amendment”) for the fiscal year ended December 31, 2011, originally filed on February 23, 2012 (the “Original 20-F”) of Elan Corporation, plc is being filed solely for the purposes of (i) amending the Exhibit List under Item 19 of Part II of the 2011 Annual Report on Form 20-F, and (ii) filing an additional exhibit as part of the 2011 Annual Report on Form 20-F. The additional exhibit is the annual financial statements of our former equity method investment, Alkermes plc, a non-accelerated filer registrant of the SEC, for the fiscal year ended March 31, 2012 in respect of our obligation under rule S-X 3-09 for filing the annual financial statements of our significant equity method investments. All other Items of the Original 20-F are unaffected by the change described above and have been omitted from this amendment. This amendment continues to speak as of the date of the original filing of the Form 20-F and except for the filing of the new exhibit does not amend or update the information contained in the Form 20-F filed on February 23, 2012, or reflect any event that occurred after the Form 20-F was filed.

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

Exhibit Number	Description

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

4(a)(12)

Shareholder’s Agreement, dated as of September 16, 2011, by and among Alkermes, plc, Elan Corporation, plc, and Elan Science Three Limited (incorporated by reference to Exhibit 4(a)12 of Elan Corporation plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011).

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

Exhibit Number	Description

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

4(c)(27)

Amendment 2011-1 to Elan U.S. Severance Plan effective as of July 14, 2011 (incorporated by reference to Exhibit 4(c)(27) of Elan Corporation plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011).

4(c)(28)

Chairman’s Letter of Appointment dated February 9, 2011 (incorporated by reference to Exhibit 99.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on February 10, 2011).

8.1	Subsidiaries of Elan Corporation, plc (incorporated by reference to Exhibit 8.1 of Elan Corporation plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011).

12.1	Certification of G. Kelly Martin pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Nigel Clerkin pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of G. Kelly Martin pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Nigel Clerkin pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit Number	Description

15.1

Consent of Independent Registered Public Accounting Firm, KPMG (incorporated by reference to Exhibit 15.1 of Elan Corporation plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011).

101

XBRL (Extensible Business Reporting Language) The following materials from Elan’s Annual Report on Form 20-F for the fiscal year-ended December 31, 2011, formatted in XBRL: (i) Consolidated Statements of Operations, (ii) Consolidated Balance Sheets, (iii) Consolidated Statements of Shareholders’ Equity/(Deficit) and Comprehensive Income/(Loss) (iv) Consolidated Statements of Cash Flows, (v) Notes to the Consolidated Financial Statements, and (vi) Schedule II — Valuation and Qualifying Accounts and Reserves (incorporated by reference to Exhibit 8.1 of Elan Corporation plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011 filed with the Commission on February 23, 2012).

99.1	Annual Audited Financial Statements of Alkermes plc for the fiscal year ended March 31, 2012.

99.2	Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Amendment to the Annual Report on its behalf.

Elan Corporation, plc

/s/ NIGEL CLERKIN
Nigel Clerkin
Executive Vice President and Chief Financial Officer

Date: June 27, 2012