Form 20-F
period 2012-12-31
ELAN CORP PLC
filed 2013-02-12
CIK 737572

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-13896

Elan Corporation, plc

(Exact name of Registrant as specified in its charter)

Ireland	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

William F. Daniel, Secretary

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 594,949,536 Ordinary Shares.

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

This Form 20-F contains forward-looking statements about our financial condition, results of operations and estimates, business prospects and products and potential products that involve substantial risks and uncertainties. These statements can be identified by the fact that they use words such as “anticipate,” “estimate,” “project,” “target,” “intend,” “plan,” “will,” “believe,” “expect” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: (1) our agreement to dispose of all of the intellectual property (IP) and other assets related to Tysabri® (natalizumab) (the Tysabri Transaction, refer to Item 4.B “Business Overview” and Note 12 to the Consolidated Financial Statements for a detailed description of the Tysabri Transaction) to Biogen Idec, Inc. (Biogen Idec) may not be consummated; (2) any negative developments relating to Tysabri, such as safety or efficacy issues (including increased incidence of deaths and cases of progressive multifocal leukoencephalopathy (PML)), the introduction or greater acceptance of competing products, including biosimilars, or adverse regulatory or legislative developments may reduce our revenues and adversely affect our results of operations; (3) if the Tysabri Transaction with Biogen Idec is consummated, we will no longer have any commercialized products and our revenue will continue to be dependent on Tysabri, the development, manufacturing and commercialization of which will be controlled exclusively by Biogen Idec with no participation by us; (4) whether we are deemed to be an Investment Company for the purposes of the Investment Company Act of 1940 or Passive Foreign Investment Company (PFIC) for federal income tax purposes; (5) the potential for the successful development and commercialization or acquisition of additional products as we have no material research or pre-clinical programs or capabilities; (6) our ability to maintain financial flexibility and sufficient cash, cash equivalents, and investments and other assets capable of being monetized to meet our liquidity requirements; (7) whether restrictive covenants in our debt obligations will adversely affect us; (8) our dependence on Johnson & Johnson and Pfizer Inc. (Pfizer) for the development and potential commercialization of bapineuzumab and any other potential products in the Alzheimer’s Immunotherapy Program (AIP) in particular given the announced discontinuation of development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease and the possibility that we will never realize any return upon our economic interest in the AIP collaboration (including on our remaining commitment to fund up to an additional $93.2 million to Janssen AI); (9) the expense and success of development activities for ELND0005 (scyllo-inositol) , including, in particular, whether the Phase 2 clinical trials for ELND005 are successful, whether ELND005 is successfully developed in any indication, and, if so, the speed with which regulatory authorizations and product launch may be achieved; (10) competitive developments, including the introduction of new oral therapies competitive with Tysabri (such as Biogen Idec’s BG-12) and potentially biosimilar competition for Tysabri; (11) the ability to protect patents and other IP and defend against IP lawsuits asserted against us or Biogen Idec with respect to Tysabri; (12) difficulties or delays in manufacturing Tysabri (Biogen Idec manufactures Tysabri); (13) pricing pressures and uncertainties regarding healthcare reimbursement and reform and from countries seeking to reduce their public expenditures on healthcare, in particular as the result of the sovereign debt crisis in Europe; (14) the effects of our settlement with the U.S. government relating to marketing practices with respect to our former Zonegran® (zonisamide) product, which required us to pay $203.5 million in fines and to take other actions that could have a material adverse effect on Elan; (15) failure to comply with anti-kickback, bribery and false claims laws in the United States and elsewhere; (16) extensive government regulation; (17) risks from potential environmental liabilities; (18) failure to comply with our reporting and payment obligations under Medicaid or other government programs; (19) exposure to product liability risks, in particular with respect to Tysabri; (20) an adverse effect that could result from the outcome of pending or future litigation; (21) our business is exposed to the volatility of currency exchange rates and the risks of a partial or total collapse of the euro; (22) Our auditor is not inspected by the U.S. Public Company Accounting Oversight Board (PCAOB), and as such, our investors currently do not have the benefits of PCAOB oversight; and (23) some of our agreements that may discourage or prevent others from acquiring us and that Johnson & Johnson is our largest shareholder with an 18.0% interest in our outstanding Ordinary Shares and is largely in control of our remaining interest in the AIP, which may discourage others from seeking to work with or acquire us. We assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law.

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

Years Ended December 31,	2012		2011		2010		2009		2008
Continuing Operations:
Total revenue	$0.2		$4.0		$44.1		$112.8		$141.5
Operating loss	$(377.5	)(2)	$(235.1	)(3)	$(478.9	)(4)	$(242.1	)(5)	$(320.5	)(6)
Net loss from continuing operations	$(372.7	)(7)	$(453.5	)(8)	$(561.3	)(9)	$(393.5	)(10)	$(239.9	)(11)
Discontinued Operations:(1)
Net income from discontinued operations	$235.3	(12)	$1,014.0	(13)	$236.6	(14)	$217.3	(15)	$168.9	(16)
Total Operations:	$(137.4)		$560.5		$(324.7)		$(176.2)		$(71.0)

Basic and diluted Net Income/(Loss) per Ordinary Share
Continuing operations(17)	$(0.63)		$(0.77)		$(0.96)		$(0.78)		$(0.51)
Discontinued operations(17)	$0.40		$1.73		$0.40		$0.43		$0.36
Total attributable to the ordinary shareholders of the Parent Company	$(0.23)		$0.95		$(0.56)		$(0.35)		$(0.15)
Basic and diluted weighted-average number of shares outstanding — continuing, discontinued and total operations	592.4		587.6		584.9		506.8		473.5
Other Financial Data:
Adjusted EBITDA — continuing operations(18)	$(168.1)		$(174.9)		$(185.0)		$(238.4)		$(234.9)
Adjusted EBITDA — discontinued operations(18)	$361.7		$387.9		$351.5		$334.7		$239.2

At December 31,	2012		2011		2010		2009		2008
Balance Sheet Data:
Cash and cash equivalents	$431.3		$271.7		$422.5		$836.5		$375.3
Restricted cash — current and non-current	$16.3		$16.3		$223.1		$31.7		$35.2
Investment securities — current	$167.9		$0.3		$2.0		$7.1		$30.5
Total assets	$1,640.2		$1,753.8		$2,017.5		$2,337.8		$1,867.6
Debt	$600.0		$615.0	(19)	$1,270.4	(20)	$1,532.1	(21)	$1,765.0
Total shareholders’ equity/(deficit)	$618.2		$801.8		$194.3		$494.2		$(232.2)

(1)

The income statement financial information relating to Tysabri for the years ended December 31, 2012, 2011 and 2010; the Prothena Business for the period up to December 20, 2012 and the years ended December 31, 2011 and 2010; and the Elan

Drug Technologies (EDT) business for the years ended December 31, 2012, 2011 and 2010, are presented as discontinued operations in our Consolidated Financial Statements and related notes thereto.
(2)

After other net charges of $168.9 million, relating to severance, restructuring and other costs of $42.4 million, facilities and other asset impairment charges of $107.5 million, in-process research and development (IPR&D) costs of $11.0 million, and the Cambridge Collaboration termination charge of $8.0 million.

(3)	After other net charges of $24.3 million, relating to severance, restructuring and other costs of $8.8 million, and facilities and other asset impairment charges of $15.5 million.
(4)

After a settlement reserve charge of $206.3 million; after other net charges of $52.8 million, primarily relating to severance, restructuring and other costs of $16.1 million, facilities and other asset impairment charges of $16.7 million, net loss on divestment of the Prialt® business of $1.5 million, a legal settlement of $12.5 million, net acquired IPR&D costs of $6.0 million; and after a net gain on divestment of business of $1.0 million.

(5)

After a net gain on divestment of business of $108.7 million; and after other net charges of $61.6 million, primarily relating to intangible asset impairment charges of $30.6 million, severance, restructuring and other costs of $23.3 million, facilities and other asset impairment charges of $16.1 million, acquired IPR&D costs of $5.0 million, reduced by net legal awards of $13.4 million.

(6)

After other net charges of $25.2 million, primarily relating to severance, restructuring and other costs of $12.2 million, the write-off of deferred transaction costs of $7.5 million, a legal settlement of $4.7 million and facilities and other asset impairment charges of $0.8 million.

(7)

After other net charges of $168.9 million; after net loss on equity method investment of $221.8 million; after net charge on debt retirement of $76.1 million; and after a tax credit of $304.2 million primarily related to the recognition of a deferred tax asset expected to be utilized in relation to the expected gain on sale of Tysabri in 2013.

(8)

After other net charges of $24.3 million; after net loss on equity method investment of $81.1 million; after net charge on debt retirement of $47.0 million; and after a tax charge of $40.0 million relating to the write-down of U.S. state deferred tax assets.

(9)

After a settlement reserve charge of $206.3 million; after other net charges of $52.8 million; after a net gain on divestment of business of $1.0 million; after a net loss on equity method investment of $26.0 million; and after net charge on debt retirement of $3.0 million.

(10)	After a net gain on divestment of business of $108.7 million; after other net charges of $61.6 million; and after net charge on debt retirement of $24.4 million.
(11)	After other net charges of $25.2 million; and after a tax credit of $236.6 million, which resulted from the release of a deferred tax asset valuation allowance.
(12)

After a net loss on divestment of business of $17.9 million; after other net charges of $4.2 million, primarily relating to severance, restructuring and other costs; after a net loss on disposal of equity method investment of $13.3 million; and after a net loss on equity method investment of $7.2 million.

(13)

After a net gain on divestment of business of $652.9 million; and after other net gains of $66.5 million, primarily relating to legal settlement gains of $84.5 million, offset by severance, restructuring and other costs of $11.6 million, and facilities and other asset impairment charges of $6.4 million; and after a net loss on equity method investment of $0.7 million.

(14)	After other net charges of $3.5 million, relating to severance, restructuring and other costs.
(15)	After other net charges of $5.7 million, relating to severance, restructuring and other costs.
(16)	After other net charges of $9.0 million, relating to severance, restructuring and other costs.

(17)

Basic and diluted net income/(loss) for continuing and discontinued operations per ordinary share is based on the weighted-average number of outstanding Ordinary Shares and the effect of potential dilutive securities including stock options and restricted stock units (RSUs), unless anti-dilutive.

(18)

Refer to pages 45 and 55 for reconciliations of net loss from continuing operations to Adjusted EBITDA from continuing operations and net income from discontinued operations to Adjusted EBITDA from discontinued operations, respectively, and our reasons for presenting these non-GAAP measures.

(19)	Net of unamortized original issue discount of $9.5 million.
(20)	Net of unamortized original issue discount of $14.6 million.
(21)	Net of unamortized original issue discount of $7.9 million.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

The Tysabri Transaction may not complete

On February 6, 2013, we announced that we have entered into an asset purchase agreement with Biogen Idec International Holding Ltd. (“Biogen International”), an affiliate of Biogen Idec (the “Asset Purchase Agreement”), pursuant to which we agreed to transfer to Biogen International all of our interest in the intellectual property and other assets related to the development, manufacturing and commercialization of Tysabri and other products licensed under our existing Collaboration Agreement with Biogen Idec and its affiliates. On the closing of the Tysabri Transaction, our existing Collaboration Agreement will terminate and Biogen International and its affiliates will have sole authority over, and exclusive worldwide rights to, the development, manufacturing and commercialization of Tysabri. Under the terms of the Asset Purchase Agreement, Biogen International will make a payment of $3.25 billion to us at closing and we will receive royalties on all future global net sales of Tysabri. During the first 12 months following the closing, we will receive a royalty of 12% on all global net sales of Tysabri. Thereafter, we will receive a royalty of 18% on annual global net sales up to and including $2.0 billion and a royalty of 25% on annual global net sales above $2 billion. The Tysabri Transaction is expected to close in the first half of 2013, subject to the satisfaction of certain conditions, as described in further detail below.

The closing of the Tysabri Transaction is subject to the satisfaction or waiver of certain conditions, including the following: (i) the waiting periods and approvals necessary to permit the closing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the Spanish Competition Act of 2007 and any similar merger control legislation of any other jurisdiction where Biogen International has determined, after consultation with Elan, a filing is required, have expired or terminated or been obtained, (ii) there is no governmental order that prevents the closing of the Tysabri Transaction, would result in rescission of the Tysabri Transaction following the closing, would limit the ability of Biogen International to operate the Tysabri business following the closing, would compel Biogen International to dispose of any assets or would require us or Biogen International to pay a penalty or fine, (iii) there is no pending action by a governmental authority that seeks, or by any other person that seeks and would reasonably be expected (in the reasonable good faith determination of Biogen International) to result in, a governmental order that prevents the closing of the Tysabri Transaction, would result in rescission of the Tysabri Transaction following the closing, would limit the ability of Biogen International to operate the Tysabri business following closing, would compel Biogen International to dispose of any assets or would require us or Biogen International to pay a penalty or fine, (iv) certain material third party consents have been received, (v) there has been no event or occurrence that has resulted in a Tysabri Material Adverse Change (as defined in the Asset Purchase Agreement and described below), (vi) we have terminated certain services provided to us by Prothena Corporation plc, which owns a substantial portion of our former drug discovery business platform, which we separated from our business in December 2012, as described in Item 4.B “Business Overview,” and (vii) we have received and delivered to Biogen International a copy of a written agreement from the Office of Inspector General of the United States Department of Health and Human Services providing that our Corporate Integrity Agreement relating to the Zonegran matter will not apply to Biogen International or any of its products following the closing of the Tysabri Transaction.

The Asset Purchase Agreement may be terminated by Biogen International prior to the closing date of the Tysabri Transaction if (i) the expiration or termination of the applicable waiting period under the HSR Act has not occurred within 75 days following the signing date, (ii) the waiting periods and approvals necessary to permit the closing under the Spanish Competition Act of 2007 and any similar merger control legislation of any other jurisdiction where Biogen International has determined, after consultation with Elan, a filing is required, have not expired or terminated or been obtained within 100 days following the signing date or (iii) a Tysabri Material Adverse Change has occurred during the period between the signing date and the closing date of the Tysabri Transaction. The Asset Purchase Agreement may be terminated by either Biogen International or us at any time prior to the closing if (i) a final nonappealable governmental order has been issued permanently enjoining or otherwise prohibiting the Tysabri Transaction or (ii) the closing has not occurred on or before December 31, 2013.

For purposes of the Asset Purchase Agreement, a Tysabri Material Adverse Change is defined as any event, change, fact, condition, circumstance or occurrence that has had or would reasonably be expected to have a material adverse effect on Tysabri sales or on the assets to be acquired by Biogen International in the Tysabri Transaction, subject to certain exceptions. In addition, the following events will be deemed to be a Tysabri Material Adverse Change: (i) changes in governmental regulations or third party payors’ reimbursement policies or the imposition of any health care cost containment measures unless, in the aggregate, the worldwide net revenues for Tysabri would not have decreased by more the 7.5% during the 12-month period immediately preceding such changes or measures, had those changes or measures been in effect during that period or (ii) the occurrence of PML in Tysabri-treated patients at rates that equal or exceed certain thresholds specified in the Asset Purchase Agreement (a material increase in PML occurrences in Tysabri-treated patients who meet certain risk profiles would result in a Tysabri Material Adverse Change and, therefore, permit Biogen International to terminate the Asset Purchase Agreement).

If the Tysabri Transaction is not consummated as a result of (i) Biogen International terminating the Asset Purchase Agreement because (a) the expiration or termination of the applicable waiting period under the HSR Act has not occurred within 75 days following the signing date or (b) the waiting periods and approvals necessary to permit the closing under the Spanish Competition Act of 2007 and any similar merger control legislation of any other jurisdiction where Biogen International has determined, after consultation with Elan, a filing is required, have not expired or terminated or been obtained within 100 days following the signing date, (ii) either us or Biogen International terminating the Asset Purchase Agreement because a final nonappealable governmental order has been issued permanently enjoining or otherwise prohibiting the Tysabri Transaction, or (iii) either us or Biogen International terminating the Asset Purchase Agreement because the closing of the Tysabri Transaction has not occurred on or before December 31, 2013 and, at the time of termination, all waiting periods and approvals necessary to permit the closing under the HSR Act, the Spanish Competition Act of 2007 and any similar merger control legislation of any other jurisdiction have not expired or terminated or been obtained (collectively, the “Regulatory Conditions”), our existing Collaboration Agreement will be automatically amended to eliminate provisions of the Collaboration Agreement that would give each party the right to purchase the other party’s interest in Tysabri in the event of either a change of control of the other party or the other party being required to dispose of its interest in Tysabri by a governmental authority.

We cannot guarantee whether the closing conditions for the Tysabri Transaction will be satisfied or whether any of the conditions under which Biogen International is permitted to terminate the Asset Purchase Agreement will occur. As a result, we cannot assure you that the Tysabri Transaction will be completed on a timely basis, or at all. If the closing conditions to the Tysabri Transaction are not satisfied or waived, or if the transaction is not completed for any other reason, our existing Collaboration Agreement with Biogen Idec will continue, subject to the elimination, under certain circumstance, of the change of control and mandatory disposition provisions of the Collaboration Agreement. However, the market price of our ordinary shares could decline and we would nevertheless remain liable for the significant expenses we have incurred related to the Tysabri Transaction.

We are substantially dependent on revenues from Tysabri.

Sales of our only marketed product Tysabri represented approximately 100% of our total continuing and discontinued revenues during 2012. If the Tysabri Transaction is consummated, we will no longer have any commercialized products and we will continue to be dependent on sales of Tysabri through a future royalty interest based on Tysabri global net sales. Any negative developments relating to Tysabri, such as safety, efficacy or reimbursement issues, the introduction or greater acceptance of competing products, including biosimilars, or adverse regulatory or legislative developments may reduce our revenues and adversely affect our results of operations. New competing products for use in multiple sclerosis (MS) are beginning to (or will soon) enter the market, including BG-12 for which Biogen Idec has filed for marketing approval in the United States and Europe. If any of these competing products have a similar or more attractive profile in terms of efficacy, convenience or safety, future sales of Tysabri could be limited, which would reduce our revenues. If we complete the Tysabri Transaction we will exercise no control over sales of Tysabri and will be totally dependent on the efforts of Biogen Idec to realize on our royalty interest.

Tysabri’s sales growth cannot be assured given the significant restrictions on its use and the significant safety warnings in the label, including the risk of developing PML, a serious brain infection. The risk of developing PML increases with prior immunosuppressant (IS) use, which may cause patients who have previously received IS or their physicians to refrain from using or prescribing Tysabri. The risk of developing PML also increases with longer treatment duration, with limited experience beyond four years. This may cause prescribing physicians or patients to suspend treatment with Tysabri. In addition, the risk of developing PML is heightened when a patient has anti-JC virus (JCV) antibodies. In January 2012, the U.S. Food and Drug Administration (FDA) approved a product label change for Tysabri that identifies anti-JCV antibody status as a risk factor for PML. This risk had already been incorporated into the European label for Tysabri in June 2011. Physicians have discontinued treatment and are likely to continue to discontinue treatment with Tysabri in patients who test positive for JCV antibodies. Increased incidence of PML could limit sales growth, prompt regulatory review, require significant changes to the label or result in market withdrawal. Additional regulatory restrictions on the use of Tysabri or safety-related label changes, including enhanced risk management programs, whether as a result of additional cases of PML or otherwise, may significantly reduce expected revenues and require significant expense and management time to address the associated legal and regulatory issues. In addition, ongoing or future clinical trials involving Tysabri, efforts at stratifying patients into groups with lower or higher risk for developing PML and the commercial availability of the JCV antibody assay may have an adverse impact on prescribing behavior and reduce sales of Tysabri. Further, the utility of the JCV antibody assay may be diminished as a result of the assay’s false negative rate and because a patient who tests negative for JCV antibodies may be infected by the JCV after testing. Any or all of the above factors could lead to volatility in the number of patients who begin or continue to use Tysabri or discontinue the use of Tysabri in any period.

If the Tysabri Transaction is consummated we will no longer have any commercialized products and our revenue will continue to be dependent on sales of Tysabri, the development, manufacturing and commercialization of which will be controlled exclusively by Biogen Idec with no participation by us.

If the Tysabri Transaction is consummated, our revenues will be generated primarily through a royalty interest based on the global net sales of Tysabri. Thus, any future revenues from the commercialization of Tysabri will depend solely upon the commercialization efforts of Biogen Idec. While we will be entitled to royalties based on the global net sales of Tysabri, we will not have any control over, and Biogen Idec will not be subject to, any express contractual standard related to the level of effort or resources that Biogen Idec will devote to the commercialization of Tysabri. In addition, Biogen Idec markets a competing MS therapy, Avonex®, and has another potentially competitive MS therapy (BG-12) awaiting regulatory approval in the United States and Europe. As a result of these competitive drugs, Biogen Idec’s management attention and resources may be diverted from Tysabri and Biogen Idec’s financial interest in the marketing of Tysabri may not be wholly aligned with ours. If Biogen Idec does not allocate sufficient resources or effort to its commercialization of Tysabri, our financial performance and prospects may be adversely affected.

Following the Tysabri Transaction, we may be deemed an Investment Company and subjected to related restrictions under the Investment Company Act of 1940.

The regulatory scope of the Investment Company Act of 1940, as amended (the “Investment Company Act”), which was enacted principally for the purpose of regulating vehicles for pooled investments in securities, extends generally to companies engaged primarily in the business of investing, reinvesting, owning, holding or trading in securities. The Investment Company Act may, however, also be deemed to be applicable to a company that does not intend to be characterized as an investment company but that, nevertheless, engages in activities that may be deemed to be within the definitional scope of certain provisions of the Investment Company Act. We believe that our anticipated principal activities following the Tysabri Transaction will not subject us to regulation under the Investment Company Act. Nevertheless, there can be no assurance that we will not be deemed to be an investment company. If we are deemed to be an investment company, we would intend to rely on Rule 3a-2 under the Investment Company Act, which provides a safe harbor exemption from investment company status, not to exceed one year, for companies that have a bona fide intent to be engaged in an excepted activity but that temporarily do not to meet the requirements for another exemption from registration as an investment company.

If, following expiration of such safe harbor, we are deemed to be an investment company, we may become subject to certain restrictions relating to our activities (unless we determine to seek and are successful in obtaining exemptive relief from the U.S. Securities and Exchange Commission), including restrictions on the nature of our investments and the issuance of securities. In addition, the Investment Company Act imposes certain requirements on companies deemed to be within its regulatory scope, including registration as an investment company, adoption of a specific form of corporate structure and compliance with certain reporting, record keeping, voting, proxy, disclosure and other rules and regulations. In the event of our characterization as an investment company, our inability to satisfy such regulatory requirements, whether on a timely basis or at all, would, under certain circumstances, have a material adverse effect on us.

If we were determined to be a PFIC, U.S. Tax Residents could suffer adverse tax consequences.

We believe that we are not currently a PFIC and, based on our management’s current projections of our future income and assets, and the anticipated use of our cash, that we will not become a PFIC in the foreseeable future, including following consummation of the Tysabri Transaction. However, our status in any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. If we are treated as a PFIC for any taxable year in which a United States taxpayer (U.S. tax resident) holds ordinary shares or ADSs, certain adverse consequences could apply, including that gain on the sale of ADS or ordinary shares could be treated as ordinary income and subject to additional tax in the nature of interest, distributions on the ADS or ordinary shares would fail to qualify as “qualified dividend income” subject to reduced rates and could be subject to additional tax in the nature of interest, and additional reporting requirements would apply. U.S. tax residents should consult with their tax advisors as to the effect of these rules.

Our long-term success depends, in part, on the successful development and commercialization of other product candidates and we may not be successful in advancing ELND005 or in identifying, in-licensing and acquiring clinical stage product candidates on acceptable terms, or at all.

Our long-term viability and growth will depend, in part, on the successful development and commercialization of other products. On August 6, 2012, Johnson & Johnson issued a press release announcing that Janssen Alzheimer Immunotherapy (Janssen AI) and Pfizer had determined to discontinue the development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease. We have an approximate 25% economic interest in the AIP collaboration between Janssen AI and Pfizer, which includes bapineuzumab.

We currently have only one product candidate in clinical trials, ELND005 (Scyllo-inositol). In 2012, we commenced Phase 2 clinical trials of ELND005 in two indications. In a previous Phase 2 clinical trial of ELND005 for mild to moderate Alzheimer’s disease, ELND005 failed to meet the trial’s primary endpoints. Following the separation of a substantial portion of our drug discovery business platform into a new publicly traded company incorporated in Ireland and the discontinuation of our remaining early stage research activities, we have no material pre-clinical programs or capability. As a result, other than ongoing and future clinical development of Tysabri (which will be the sole responsibility of Biogen Idec from and after consummation of the Tysabri Transaction), clinical development of ELND005 and our approximate 25% economic interest in the AIP collaboration, our development and commercialization of future products will be dependent on the in-licensing or acquisition of products or clinical stage product candidates. We may not be successful at identifying, in-licensing or acquiring products or clinical stage product candidates on acceptable terms, or at all.

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

As of December 31, 2012, we had $600.0 million of debt falling due in October 2019 (2011: $624.5 million due in October 2016). As of December 31, 2012, we had total cash and cash equivalents, restricted cash and cash equivalents and investments of $624.1 million (2011: $298.1 million). If the Tysabri Transaction is consummated, revenues and cash flows will be substantially reduced, which may negatively impact us. Our indebtedness could have important adverse consequences to us. For example, it does or could:

•	Increase our vulnerability to general adverse economic and industry conditions;

•

Require us to dedicate a substantial portion of our cash flow from operations to payments on indebtedness, thereby reducing the availability of our cash flow to fund research and development (R&D) (including our funding commitments to Janssen AI (for the AIP), working capital, capital expenditures, acquisitions, investments and other general corporate purposes);

•	Cause us to elect to redeem our indebtedness at a premium in order to avoid potential debt covenant breaches;

•	Limit our flexibility in planning for, or reacting to, changes in our business and the markets in which we operate;

•	Place us at a competitive disadvantage compared to our competitors that have less debt; and

•	Limit our ability to borrow additional funds.

We estimate that we have sufficient cash, liquid resources and current assets and investments to meet our liquidity requirements for at least the next 12 months. Our future operating performance will be affected by general economic, financial, competitive, legislative, regulatory and business conditions and other factors, many of which are beyond our control. Even if our future operating performance does meet our expectations, including future Tysabri revenues, we may need to obtain additional funds to meet our longer term liquidity requirements. We may not be able to obtain those funds on commercially reasonable terms, or at all, which would force us to curtail programs, sell assets or otherwise take steps to reduce expenses or cease operations. Any of these steps may have a material adverse effect on our prospects.

Restrictive covenants in our debt instruments restrict or prohibit our ability to engage in or enter into a variety of transactions and could otherwise adversely affect us.

The agreement governing our outstanding indebtedness contains various restrictive covenants that limit our financial, operating and strategic flexibility. The covenants do not require us to maintain or adhere to any specific financial ratio, but do restrict within limits our ability to, among other things:

•	Incur additional debt;

•	Create liens;

•	Enter into transactions with affiliates, except on an arm’s-length basis;

•	Enter into certain types of investment transactions;

•	Engage in certain asset sales or sale and leaseback transactions;

•	Pay dividends; and

•	Consolidate, merge with, or sell all or substantially all of its assets to another entity.

The breach of any of these covenants may result in a default, which could result in the indebtedness under the agreement becoming immediately due and payable. If this were to occur, we might not be able to pay our debts or obtain sufficient funds to refinance them on reasonable terms, or at all. Alternatively, we might elect (assuming we then had sufficient cash resources) to redeem our outstanding indebtedness at a premium and discharge the agreement governing our indebtedness as we are permitted to do thereunder, which would consume significant cash resources and could materially restrict our financial, operating and strategic flexibility. In addition, complying with these covenants may make it more difficult for us to successfully execute our business strategies and compete against companies not subject to similar constraints.

We depend on Janssen AI, in addition to Pfizer, for the clinical development and potential commercialization of AIP products. As a result of the discontinuation of further development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease, we may never realize any return on our approximate 25% economic interest in the AIP collaboration.

Johnson & Johnson exercises effective control over Janssen AI and, consequently, over our economic interest in the AIP collaboration. The interests of Johnson & Johnson may not be aligned with our interests. On August 6, 2012, Johnson & Johnson issued a press release announcing that Janssen AI and Pfizer had determined to discontinue the development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease based on the co-primary clinical endpoints not being met in the Janssen AI-led Phase 3 clinical studies (Studies 301 and 302). We have a 49.9% shareholding in Janssen AI, which represents an approximate 25% economic interest in the AIP collaboration. As a result of the discontinuation, we may never realize any return on our economic interest in the AIP collaboration, although we are nonetheless required to satisfy our commitment to fund up to $200.0 million to Janssen AI by the end of 2014. Following the provision of $29.9 million of funding to Janssen AI in January 2013, we have a remaining funding commitment of $93.2 million to Janssen AI. We recorded a non-cash impairment charge of $117.3 million on our equity method investment in Janssen AI during 2012, representing the full initial estimated value of our 49.9% share of the Janssen AI AIP assets.

Our industry is highly competitive.

Our principal pharmaceutical competitors consist of major international companies, many of which are larger and have greater financial resources, technical staff, manufacturing, R&D and marketing capabilities than us. We also compete with smaller research companies and generic and biosimilar drug manufacturers. In addition Biogen Idec, markets a competing MS therapy, Avonex and has another potentially competitive MS therapy (BG-12) awaiting regulatory approval in the United States and Europe. As a result of these competitive drugs, Biogen Idec’s management attention and resources may be diverted from Tysabri and Biogen Idec’s financial interest in the marketing of Tysabri may not be wholly aligned with ours. If the Tysabri Transaction with Biogen Idec is consummated, we will exercise no control over sales of Tysabri and will be totally dependent on Biogen Idec to realize our royalty interest.

A drug may be subject to competition from alternative therapies during the period of patent protection or regulatory exclusivity and, thereafter, it may be subject to further competition from generic or biosimilar products. Tysabri is covered by a number of issued patents and pending patent applications in the United States and many other countries. A primary U.S. patent covering the humanized antibody expires in 2020. Additional U.S. patents and pending patent applications of Elan and/or our collaborator, Biogen Idec, covering (i) methods of use, including the use of Tysabri to treat MS, irritable bowel disease and a variety of other indications, and (ii) methods of manufacturing Tysabri, generally expire between 2013 and 2024. Outside the United States, patents and pending patent applications covering Tysabri, methods of using Tysabri and methods of manufacturing Tysabri generally expire between 2013 and 2024. If the Tysabri Transaction closes we will transfer all of our rights in Tysabri IP and other assets related to Tysabri to Biogen Idec. The price of pharmaceutical products typically declines as competition increases. Tysabri sales may be very sensitive to additional new competing products (in particular, from oral therapies approved or filed for U.S. and European approvals or under development such as Biogen Idec’s BG-12). If these products have a similar or more attractive overall profile in terms of efficacy, convenience and/or safety, future sales of Tysabri could be adversely impacted.

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

If the Tysabri Transaction is consummated we have agreed that we will not research, develop or commercialize products that act through or on Alpha 4 Integrin, such as Tysabri. Our inability to compete in this area may materially and adversely affect our prospects.

We have no material pre-clinical programs or capabilities. Our competitive position depends, in part, upon our ability to acquire or develop innovative, cost-effective new products, and to protect all of this with patents and other IP rights. If we fail to maintain our competitive position, then our revenues and results of operations may be materially and adversely affected.

If we are unable to obtain or enforce patent rights, trade secrets or other IP, then our revenues and potential revenues may be materially reduced.

Because of the significant time and expense involved in developing new products in our industry and obtaining regulatory approvals, it is very important to obtain patent and other IP protection for new technologies, products and processes. Our success depends in large part on our continued ability to obtain patents for products and technologies, maintain patent protection for both acquired and developed products, preserve our trade secrets, obtain and preserve other IP such as trademarks and copyrights, and operate without infringing the valid and enforceable proprietary rights of third parties.

The degree of patent protection that will be afforded to technologies, products and processes, including ours, in the United States and in other markets is dependent upon the scope of protection provided by patent offices, courts and legislatures in these countries. There is no certainty that our existing patents or, if obtained, future patents, will provide us with substantial protection or commercial benefit. In addition, there is no assurance that our patent applications or patent applications licensed from third parties will ultimately be granted or that those patents that have been issued or are issued in the future will prevail in any court challenge. Our competitors may also develop products, including generic or biosimilar products, similar to ours using methods and technologies that are beyond the scope of our patent protection, which could adversely affect the sales of Tysabri or our other products, if any.

Although we believe that we make reasonable efforts to protect our IP rights and to ensure that our proprietary technology does not infringe the valid and enforceable rights of other parties, we cannot ascertain the existence of all potentially conflicting claims. Therefore, there is a risk that third parties may make claims of infringement against Tysabri or our other products, if any. In addition, third parties may be able to obtain patents that prevent the sale or use of Tysabri or our other products, if any, or require us to obtain a license and pay significant fees or royalties in order to continue selling Tysabri or our other products, if any.

There has been, and we expect there will continue to be, significant litigation in the industry regarding patents and other IP rights. Litigation and other proceedings concerning patents and other IP rights in which we are involved have been and will continue to be protracted and expensive and could be distracting to our management and business operations. Our competitors have sued and may sue us or our collaborators as a means of delaying the introduction of products, or to extract royalties against a marketed product. In particular, a patent claim is pending against Biogen Idec with trial set for early 2014. In the event of an adverse result in the litigation, or pursuant to a settlement, Biogen Idec may have to agree to pay damages and/or a royalty on sales of Tysabri and under our Collaboration Agreement with Biogen Idec, or under the Tysabri Transaction, we may be required to pay approximately 50% of such damages or royalty, which may result in a material diminution of our Tysabri revenue. Any litigation, interference proceedings, re-examinations or oppositions against us or our licensors, may be costly and time consuming and could adversely affect us. In addition, litigation has been and may be instituted to determine the validity, scope or non-infringement of patent rights claimed by third parties to be pertinent to the manufacturing, use or sale of Tysabri or our other products, if any, or their products. The outcome of any such litigation could adversely affect the validity and scope of our patents or other IP rights, hinder, delay or prevent the marketing and sale of Tysabri or our other products, if any, and cost us substantial sums of money.

If there are significant delays in the manufacture or supply of Tysabri or in the supply of raw materials for Tysabri, then sales of Tysabri could be materially and adversely affected.

Biogen Idec manufactures Tysabri with no participation from us. Our dependence upon Biogen Idec for the manufacture of Tysabri may result in unforeseen delays or other problems beyond our control. For example, if Biogen Idec is not in compliance with current good manufacturing practices (cGMP) or other applicable regulatory requirements, then the supply of Tysabri could be materially and adversely affected. If Biogen Idec experiences delays or difficulties in producing Tysabri, then sales of Tysabri could be materially and adversely affected. Biogen Idec requires supplies of raw materials for the manufacture of Tysabri. Biogen Idec does not have dual sourcing of all required raw materials. In addition, although a second manufacturing facility is in development, Biogen Idec currently relies on its manufacturing facility in Research Triangle Park, North Carolina to manufacture Tysabri. The inability to obtain sufficient quantities of required raw materials could materially and adversely affect the supply of Tysabri.

We are subject to pricing pressures and uncertainties regarding healthcare reimbursement and reform.

In the United States, many pharmaceutical products and biologics are subject to increasing pricing pressures. Our ability to commercialize products successfully depends, in part, upon the extent to which healthcare providers are reimbursed by third-party payers, such as governmental agencies, including the Centers for Medicare and Medicaid Services, private health insurers and other organizations, such as health maintenance organizations (HMOs), for the cost of such products and related treatments. In addition, if healthcare providers do not view current or future Medicare reimbursements for Tysabri or our other products, if any, favorably, then they may not prescribe Tysabri or our other products, if any. Third party payers are increasingly challenging the pricing of pharmaceutical products by, among other things, limiting the pharmaceutical products that are on their formulary lists. As a result, competition among pharmaceutical companies to place their products on these formulary lists has reduced product prices. If reasonable reimbursement for Tysabri or our other products, if any, is unavailable or if significant downward pricing pressures in the industry occur, then we could be materially and adversely affected.

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

We encounter similar regulatory and legislative issues in most other countries. In the European Union and some other international markets, the government provides healthcare at low direct cost to consumers and regulates pharmaceutical prices or patient reimbursement levels to control costs for the government-sponsored healthcare system. Many countries are seeking to reduce their public expenditures on healthcare. These efforts may result in patient access restrictions, increased pressure on drug pricing, including denial of price increases, prospective and retrospective price decreases and increased mandatory discounts or rebates. For instance, a revenue reserve of $30.6 million was recorded in 2012 and $37.5 million to date on Tysabri in-market sales in Italy, arising from a disagreement between Biogen Idec and the Italian National Medicines Agency (Medicines Agency) on a contract interpretation of a limit established by the Medicines Agency in 2007. In December 2011, Biogen Idec filed an appeal against the Medicines Agency seeking a ruling that the reimbursement limit does not apply and that the position of the Medicines Agency is unenforceable. Until this dispute is resolved, we will continue to defer Tysabri revenue. The revenue reserve is discussed further on page 48. The sovereign debt crisis in Europe and elsewhere may accelerate efforts by governments to control public expenditures on healthcare, which may limit, reduce or delay reimbursements for Tysabri. These efforts may negatively impact Tysabri revenue. Even if the Tysabri Transaction is consummated, negative impacts on Tysabri revenue will result in lower royalty payments to us.

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

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to get a false claim paid. In recent years, many pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Additionally, we and other pharmaceutical companies have settled charges under the federal False Claims Act, and related state laws, relating to off-label promotion. We are now operating under a Corporate Integrity Agreement with the Office of Inspector General of the U.S. Department of Health and Human Services to promote our compliance with the requirements of U.S. federal healthcare programs and the FDA. If we materially fail to comply with the requirements of U.S. federal healthcare programs or the FDA, or otherwise materially breach the terms of the Corporate Integrity Agreement, such as by a material breach of the compliance program or reporting obligations of the Corporate Integrity Agreement, severe sanctions could be imposed upon us. The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items, and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payer. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programs, criminal fines, and imprisonment. Pursuant to an Order filed on August 6, 2012, we are aware of a lawsuit pending in the United States District Court for the Western District of Virginia against Biogen Idec and Elan pursuant to the federal False Claims Act and similar state statues. We have neither seen, nor been served with, a copy of the related complaint. In addition to any penalties or charges that may result in the ordinary course from this lawsuit, if we are found to have engaged in conduct prohibited under our Corporate Integrity Agreement, severe sanctions could be imposed on us.

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

All facilities and manufacturing techniques used for the manufacture of products and devices for clinical use or for sale in the United States must be operated in conformity with cGMPs, the FDA’s regulations governing the production of pharmaceutical products. There are comparable regulations in other countries, including regulations issued by the EMA for the European Union. Any finding by the FDA, the EMA or other regulatory authority that we are not in substantial compliance with cGMP regulations or that we have engaged in activities in violation of these regulations could interfere with the continued manufacture and distribution of the affected products, up to the entire output of such products, and, in some cases, might also require the recall of previously distributed products. Any such finding by the FDA, the EMA or other regulatory agency could also affect our ability to obtain new approvals until such issues are resolved. The FDA, the EMA and other regulatory authorities conduct scheduled periodic regulatory inspections of facilities to ensure compliance with cGMP regulations. Any determination by the FDA, the EMA or other regulatory authority that we, or one of our suppliers, in particular Biogen Idec, are not in substantial compliance with these regulations or are otherwise engaged in improper or illegal activities could result in substantial fines and other penalties and could cut off our product supply.

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

Additionally, each calendar quarter, we calculate and report an Average Sales Price (ASP) for Tysabri, which is covered by Medicare Part B (primarily injectable or infused products). We submit ASP information for Tysabri within 30 days of the end of each calendar quarter. This information is then used to set reimbursement levels to reimburse Part B providers for the drugs and biologicals dispensed to Medicare Part B participants. Furthermore, pursuant to the Veterans Health Care Act, a Non-Federal Average

Manufacturer Price is calculated each quarter and a Federal Ceiling Price is calculated each year for Tysabri. These prices are used to set pricing for purchases by the military arm of the government. These price reporting obligations are complicated and often involve decisions regarding issues for which there is no clear-cut guidance from the government. Failure to submit correct pricing data can subject us to material civil, administrative and criminal penalties. If the Tysabri Transaction is consummated, we will transfer these reporting obligations with respect to Tysabri to Biogen Idec. We will retain responsibility for all discounts and allowances liabilities related to Tysabri sales up to the consummation of the Tysabri Transaction. Refer to pages 32 to 36 for additional information on Tysabri sales discounts and allowances.

We are subject to continuing potential product liability risks, in particular with respect to Tysabri, which could cost us material amounts of money.

Risks relating to product liability claims are inherent in the development, manufacturing and marketing of products. Any person who is injured while using Tysabri, or products that we are responsible for, may have a product liability claim against us. Persons who participate in our clinical trials may also bring liability claims. We are a defendant in product liability actions related to products that we marketed. In addition, we are defendants in product liability lawsuits arising out of serious adverse events, including deaths, which occurred in patients taking Tysabri. We expect additional product liability lawsuits related to Tysabri usage to be filed. While we or Biogen Idec intend to vigorously defend these lawsuits, we cannot predict how these cases will be resolved. If the Tysabri Transaction closes, we will continue to be responsible for 50 percent of losses and expenses arising out of Tysabri product liability claims.

Adverse results in one or more of these cases could result in substantial monetary judgments.

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

Our auditor is not inspected by the PCAOB, and as such, our investors currently do not have the benefits of PCAOB oversight.

As an auditor of companies that are publicly traded in the United States and a firm registered with the PCAOB, our independent registered public accounting firm is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and the professional standards of the PCAOB. However, because our auditor is located in Ireland, a jurisdiction where the PCAOB is currently unable to conduct inspections, our auditor is not currently inspected by the PCAOB.

Inspections of other auditors conducted by the PCAOB outside of Ireland have at times identified deficiencies in those auditor’s audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in Ireland prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. In addition, the inability of the PCAOB to conduct auditor inspections in Ireland makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors located outside of Ireland that are subject to regular PCAOB inspections. As a result, investors will be deprived of the benefits of PCAOB inspections, and may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Provisions of agreements to which we are a party may discourage or prevent a third party from acquiring us and could prevent our shareholders from receiving a premium for their shares.

We are a party to agreements that may discourage a takeover attempt that might be viewed as beneficial to our shareholders who wish to receive a premium for their shares from a potential bidder. For example:

•

Our Collaboration Agreement with Biogen Idec provides Biogen Idec with an option to buy the rights to Tysabri in the event that we undergo a change of control, which may limit our attractiveness to potential acquirers. If the Tysabri Transaction is consummated the Collaboration Agreement (and as a result, the purchase option) will terminate. If the Tysabri Transaction is not consummated due to the Regulatory Conditions having not been satisfied, then the parties have agreed that the purchase option will terminate;

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

•	Under the terms of the indenture governing our debt, any acquirer would be required to make an offer to repurchase the debt for cash in connection with some change of control events; and

•	If the Tysabri Transaction is consummated, we have agreed not to research, develop or commercialize products which act on or through Alpha 4 Integrin, such as Tysabri.

Item 4.	Information on the Company.

A.	History & Development of the Company

Elan Corporation, plc is an Irish public limited company listed on the New York and Irish Stock Exchanges, and headquartered in Dublin, Ireland. Elan was incorporated as a private limited company in Ireland in December 1969 and became a public limited company in January 1984. Our registered office and principal executive offices are located at Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland (Telephone: 011-353-1-709-4000).

B.	Business Overview

We made significant changes to our business during 2012, including the separation of a substantial portion of our drug discovery business platform into a new publicly traded company incorporated in Ireland, named Prothena Corporation plc (Prothena), and the discontinuation of our remaining early stage research activities. On February 6, 2013, we announced that we have entered into an asset purchase agreement with Biogen Idec to transfer to Biogen Idec all Tysabri IP and other assets related to Tysabri. In accordance with the terms of the transaction, upon close, the existing collaboration arrangements with Biogen Idec will be terminated and Biogen Idec will pay to us an upfront payment of $3.25 billion and continuing royalties on Tysabri in-market sales. We will earn a royalty of 12% of global net sales of Tysabri during the first 12 months following the closing of the transaction. Thereafter, we will earn a royalty of 18% of global net sales up to $2.0 billion each year, and a 25% royalty on annual global net sales above $2.0 billion. The transaction is expected to close in the first half of 2013, subject to the satisfaction of certain conditions, including customary regulatory approvals.

Tysabri

Tysabri an alpha-4 integrin inhibitor invented by our scientists and available since 2006, continues to be a successful therapy for MS, a neurological disorder involving central nervous system dysfunction among adults.

Tysabri is approved in more than 65 countries. Tysabri is approved in the United States as a monotherapy for relapsing forms of MS, generally for patients who have had an inadequate response to, or are unable to tolerate, an alternative MS therapy. In Europe, it is approved for highly active relapsing-remitting MS (RRMS) in adult patients who have failed to respond to beta interferon or have rapidly evolving, severe RRMS. In the United States, Tysabri is also indicated for inducing and maintaining clinical response and remission in adult patients with moderately to severely active Crohn’s disease (CD) with evidence of inflammation who have had an inadequate response to, or are unable to, tolerate conventional CD therapies and inhibitors of TNF-a.

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

Until the Tysabri Transaction closes, we will continue to work with Biogen Idec on Tysabri, as well as the clinical and scientific communities, to generate incremental efficacy and safety understanding of Tysabri for the treatment of relapsing forms of MS as well as for new potential indications so it may be positioned for the clinical benefit of patients.

As of December 31, 2012, there were approximately 72,700 patients on Tysabri therapy worldwide, compared to 64,700 patients as of December 31, 2011, which represents an increase of 12%. In 2012, global in-market net sales of Tysabri exceeded $1.6 billion and constituted approximately 12% of the global MS market by value.

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

Tysabri – Secondary Progressive Multiple Sclerosis

In January 2012, Elan and Biogen Idec announced a global Phase 3b study, ASCEND, that is being conducted to evaluate the effectiveness of Tysabri as a treatment for secondary progressive MS (SPMS). According to the National Multiple Sclerosis Society, approximately half of all people initially diagnosed with RRMS — the most common form of MS — will transition to SPMS within 19 years.

The trial is currently ongoing and data is expected to be available in 2015.

Tysabri – Label Updates Provide for more Informed “Benefit/Risk” Analysis

In January 2012, the U.S. FDA approved an update to the Prescribing Information for Tysabri to include anti-JCV antibody status as a factor to help stratify the risk of PML in the Tysabri-treated population. The United States label update followed the European Commission’s approval of anti-JCV antibody status as an additional factor to aid in stratifying patients at risk for developing PML in the Summary of Product Characteristics for Tysabri in Europe in the second quarter 2011. The inclusion of anti-JCV antibody status as a risk factor along with prior IS use and treatment duration enables the identification of differing levels of risk and provides the information patients and physicians need to make a more informed treatment decision.

Anti-JCV antibody status is measured using a two-step enzyme-linked immunosorbent assay (ELISA) called STRATIFY JCV developed by Elan and Biogen Idec. The assay detects anti-JCV antibodies in the blood of patients, and is widely commercially available in both the United States and Europe.

Tysabri – Regulatory Applications for Approval as First-Line Use in Anti-JCV Antibody Negative Patients with MS

In January 2013, Elan and Biogen Idec announced the submission of applications to the FDA and EMA requesting updates to the Tysabri labels. The applications request an expanded indication that would include first-line use for people living with certain relapsing forms of MS who have tested negative for antibodies to the JCV. A formal assessment of both applications is ongoing.

The submissions of a supplemental Biologic License Application (sBLA) to the FDA and a Type II labeling variation application to the EMA are supported by risk stratification data and a risk algorithm designed by Elan and Biogen Idec that enables physicians and individuals living with MS to make informed decisions when considering treatment with Tysabri. If approved, a first-line label will allow all appropriate anti-JCV antibody negative patients to consider Tysabri early in the course of treatment, regardless of the level of disease activity or prior treatment history.

Tysabri – Data Published and Presentations at Medical Meetings

Elan and Biogen Idec announced and presented findings at the 64th Annual Meeting of the American Academy of Neurology (AAN) from several studies of Tysabri in April 2012. The studies evaluated the long-term safety and efficacy of Tysabri in the treatment of MS across the course of disease and impact on MS-related symptoms such as fatigue.

In May 2012 the New England Journal of Medicine published research from our global risk management program that updates the risk of Tysabri-associated PML. Together with our collaborator Biogen Idec, we developed the quantitative risk stratification algorithm to help physicians and people with MS have more confidence in their treatment decisions when considering Tysabri.

The analysis looked at three risk factors associated with a patient’s PML risk: anti-JCV antibody status; use of IS therapy prior to Tysabri initiation; and longer duration of treatment with Tysabri (especially longer than two years). By identifying these risk factors and incorporating them into our risk stratification algorithm, we help physicians and patients to make more informed treatment decisions.

At the annual European Committee for Treatment and Research in Multiple Sclerosis conference in October 2012, there were eleven Elan and Biogen Idec sponsored Tysabri presentations. Key data presented indicated patients on Tysabri experienced reduced annualized relapse rates, particularly in those treated with Tysabri early in the course of their disease. Data from a separate study showed improvement of MS-related fatigue also significantly improves quality of life in patients treated with Tysabri. Additional data presented supported the utility of JC-virus antibody testing in clinical practice.

Until the Tysabri Transaction closes Tysabri will continue to be marketed and distributed by Elan and Biogen Idec. If the Tysabri Transaction closes, Biogen Idec will have sole authority over and exclusive worldwide rights to the development, manufacturing and commercialization of Tysabri. For full prescribing information and more information about Tysabri, please visit www.elan.com or www.biogenidec.com. Information about Tysabri treatment for MS, including important safety information, is available at www.Tysabri.com.

ELND005

ELND005 is an orally bioavailable small molecule that is being investigated by us for multiple neuropsychiatric indications on the basis of its proposed dual mechanism of action, which includes b-amyloid anti-aggregation and regulation of brain myo-inositol levels. An extensive clinical program of Phase 1 and Phase 2 Alzheimer’s disease studies has been completed with ELND005 to support clinical development, including the published Phase 2 study ELND005-AD201 in Alzheimer’s disease.

Study AD201 was a Phase 2 placebo controlled study in 351 patients with mild to moderate Alzheimer’s disease who received study drug (250mg twice daily; 1,000mg twice daily; 2,000mg twice daily; or placebo) for up to 18 months. The two higher dose groups were discontinued in December 2009. The study did not achieve significance on co-primary outcome measures (neuropsychological test battery (NTB) and Alzheimer’s disease Cooperative Study — Activities of Daily Living (ADCS-ADL)). The 250mg twice daily dose demonstrated a biological effect on amyloid-beta protein in the cerebrospinal fluid (CSF) in a subgroup of patients who provided CSF samples. This dose achieved targeted drug levels in the CSF previously associated with therapeutic effects in animal models, and showed some effects on clinical endpoints in an exploratory analysis.

ELND005 – Bipolar Disorder

In August 2012, we commenced a Phase 2, placebo-controlled, safety and efficacy study of oral ELND005 as an adjunctive maintenance treatment in patients with Bipolar I Disorder (BPD 1) to delay the time to occurrence of mood episodes.

BPD 1 is a severe form of Bipolar Disorder (BPD), also commonly known as manic depressive illness. It is a psychiatric disorder characterized by excessive swings in a person’s mood and energy affecting their ability to function. BPD is a lifetime recurrent disorder with cycles of dramatic mood swings of highs and lows, often with periods of normal moods in between. The periods of highs and lows are called episodes of mania and depression. BPD is also associated with increased cardiovascular morbidity and suicide risk. The United States and European population of BPD patients is estimated at approximately 3.5 million.

As a result of the commencement of this Phase 2 trial, we incurred an in-process R&D charge of $11.0 million during the third quarter of 2012, related to a milestone paid to Transition Therapeutics, Inc (Transition) in accordance with the terms of the modification to the Collaboration Agreement agreed with Transition in December 2010.

ELND005 – Agitation/Aggression in Alzheimer’s Disease

In November 2012, we announced that we had enrolled the first patient in a Phase 2 clinical trial of ELND005 (Study AG201) for the treatment of agitation/aggression in patients with moderate to severe Alzheimer’s disease.

ELND005 may have symptomatic benefit in neuropsychiatric indications based on its potential beneficial effects on exploratory end-points in Alzheimer’s disease, coupled with a good understanding of its safety profile from earlier clinical trials in Alzheimer’s disease. In the Phase 2 Alzheimer’s disease Study (AD201), ELND005 appeared to decrease the emergence and severity of specific Neuropsychiatric Symptoms (NPS), an effect which seemed to correlate with drug exposure for some symptoms. ELND005 also led to a sustained reduction of brain Myo-inositol levels that are thought to play a role in phospho-inositol signaling pathways and synaptic activity.

Symptomatic treatments are important in Alzheimer’s disease patient care, especially at the advanced stages of disease. As patients advance in their Alzheimer’s disease, there is an increase in both the prevalence and severity of agitation/aggression. Approximately 90% of Alzheimer’s disease patients develop NPS and up to 60% develop agitation/aggression over the course of their disease. With no approved therapies for agitation/aggression in most countries, including the United States, it is a major treatment challenge in patients with Alzheimer’s disease.

Further information about ELND005 clinical trials can be found at www.clinicaltrials.gov.

ELND005 – Data Published/Presented at Medical Meetings

In April 2012, at the AAN, data from the ELND005 Phase 2 trials in mild/moderate Alzheimer’s disease describing responder analyses and characteristics, along with findings on the effect of ELND005 on the emergence of NPS was presented.

At the Alzheimer’s Association International Conference (AAIC) in Vancouver, Canada in July 2012, data from the ELND005 Phase 2 trials in mild/moderate Alzheimer’s disease describing its effect on both brain scyllo-inositol and myo-inositol levels was presented. In addition, data was also presented on the effects of oral ELND005 on NPS in the Phase 2 trial and the potential role of myo-inositol reduction.

In October 2012, ELND005 was featured during an oral presentation and on two posters at the Clinical Trials in Alzheimer’s Disease Conference (CTAD), where new analyses were presented from the Phase 2 Alzheimer’s disease study which focused on the effects of ELND005 on NPS and agitation/aggression in Alzheimer’s disease dementia. We believe that the data presented at the CTAD supports the evaluation of ELND005 as a potential treatment of clinically significant agitation/aggression at the more advanced stages of Alzheimer’s disease.

Alzheimer’s Disease Programs

Beta Amyloid Immunotherapies (AIP)

Beta amyloid immunotherapy pioneered by our scientists involves the potential treatment of Alzheimer’s disease by inducing or enhancing the body’s immune response in order to clear toxic species of beta amyloid from the brain. In almost a decade of collaboration with Wyeth (which has been acquired by Pfizer), our scientists developed a series of therapeutic monoclonal antibodies and active vaccination approaches that may have the ability to reduce or clear beta amyloid from the brain. The AIP includes bapineuzumab and ACC-001, as well as other compounds.

As part of the Johnson & Johnson Transaction in 2009, Janssen AI, a subsidiary of Johnson & Johnson, acquired substantially all of our assets and rights related to the AIP collaboration. Under the terms of this transaction, Johnson & Johnson provided an initial

$500.0 million funding to Janssen AI and we have a 49.9% shareholding in Janssen AI. Any additional funding in excess of the initial $500.0 million funding commitment is required to be funded equally by Elan and Johnson & Johnson up to a maximum additional commitment of $400.0 million in total.

During 2012, the remaining $57.6 million of the initial $500.0 million funding commitment provided by Johnson & Johnson to Janssen AI was fully utilized and as a result, we provided funding of $76.9 million to Janssen AI during 2012. In addition, we provided funding of $29.9 million to Janssen AI in January 2013. Following the provision of this funding in January 2013, our remaining funding commitment to Janssen AI is $93.2 million. We recorded a net loss of $101.2 million on the Janssen AI equity method investment in 2012, relating to our share of the losses of Janssen AI.

On August 6, 2012, Johnson & Johnson and Pfizer announced the discontinuation of the Phase 3 development of bapineuzumab IV in mild to moderate Alzheimer’s disease based on the co-primary clinical endpoints not being met in the Janssen AI-led Studies 301 and 302. Studies with other compounds in earlier stages of development in the AIP portfolio are continuing. A subcutaneous formulation of bapineuzumab is in Phase 2 testing and a vaccine for Alzheimer’s disease (ACC-001) is also in Phase 2 testing.

As a result of the discontinuation of the four Phase 3 bapineuzumab IV studies, we recorded a non-cash impairment charge of $117.3 million on our equity method investment in Janssen AI in 2012, representing the full initial estimated value of our 49.9% proportionate share of the Janssen AI AIP assets.

Prothena Corporation plc

On December 20, 2012, we completed the separation of the Prothena Business into a new, publicly traded company incorporated in Ireland. The issued share capital of Prothena was admitted to trading on the NASDAQ Global Market on December 21, 2012. The separation of the Prothena Business from Elan was completed through a demerger under Irish law. The demerger was effected by Elan transferring its wholly-owned subsidiaries comprising the Prothena Business to Prothena, in exchange for Prothena issuing Prothena ordinary shares directly to Elan shareholders, on a pro rata basis. Each Elan shareholder received one Prothena ordinary share for every 41 Elan ordinary shares or Elan ADSs held. In connection with the separation of the Prothena Business, we made a cash contribution to Prothena, which together with the consideration for 18% of Prothena’s outstanding ordinary shares, totaled $125.0 million.

Prothena focuses on the discovery and development of novel antibodies for the potential treatment of a broad range of diseases that involve protein misfolding or cell adhesion. Prothena also focuses on the discovery and development of potential therapeutic monoclonal antibodies directed specifically to disease-causing proteins. These potential therapies have a broad range of indications, including AL and AA forms of amyloidosis, Parkinson’s disease and related synucleinopathies, and novel cell adhesion targets involved in autoimmune disease and metastatic cancers.

Alkermes plc

In September 2011, Alkermes plc and Elan completed the merger between Alkermes, Inc. and Elan Drug Technologies (EDT). Alkermes, Inc. and EDT were combined under a new holding company incorporated in Ireland named Alkermes plc. In connection with the transaction, we received $500.0 million in cash and 31.9 million ordinary shares of Alkermes plc common stock. In March 2012, we sold 76% (24.15 million ordinary shares) of our shareholding in Alkermes plc and received net proceeds of $380.9 million, after deduction of underwriter and other fees. Following this sale we continued to own 7.75 million ordinary shares of Alkermes plc, representing an approximate 6% equity interest in Alkermes plc.

On January 31, 2013, we announced that we had agreed to sell all of our remaining 7.75 million ordinary shares of Alkermes plc. The sale closed on February 6, 2013 and we received proceeds of $169.7 million.

Scientific collaborations and relationships

Trinity College Dublin

In October 2012, we committed to sponsoring a five year clinician scientist post-doctoral research fellowship in neuroimaging of neurodegenerative diseases. This fellowship was awarded to a specialist in Neurology with a focus on Motor Neuron Disease and advanced Magnetic Resonance Imaging techniques. The fellowship is based in Neurology in Trinity College Dublin’s School of Medicine, the Trinity College Institute of Neuroscience and the Neurology Department at Beaumont Hospital, Dublin.

Dublin Neurological Institute

We continue to support the Dublin Neurological Institute by providing financial support for an initiative which supports improved access and quality of neurological patient care in Ireland. The total financial support amount pledged by us to the DNI is €1.5 million. Our commitment to the DNI began in November 2011 and is for a five year term.

University College Dublin

In December 2011, we announced an initiative with University College Dublin to support leadership in the global biotechnology industry, including the establishment of Europe’s first interdisciplinary Chair in the “Business of Biotechnology”. The initiative is expected to run for at least seven years and will include a contribution in excess of €3 million from us.

Environment

The U.S. market is our most important market. Until the Tysabri Transaction closes, Tysabri continues to be marketed in collaboration with Biogen Idec, and we are responsible for distribution of Tysabri in the United States. For this reason, the factors discussed below, such as “Government Regulation” and “Product Approval,” place emphasis on requirements in the United States.

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

In the U.S., federal and state legislatures, health agencies and third-party payors continue to focus on containing the cost of health care. A reduction in funding for Medicare, Medicaid or similar government programs may adversely affect our future results. Economic pressure on state budgets may result in states increasingly seeking to achieve budget savings through mechanisms that limit coverage or payment for drugs. In recent years, some states have considered legislation that would control the prices of drugs. State Medicaid programs are increasingly requesting manufacturers to pay supplemental rebates and requiring prior authorization by the state program for use of any drug for which supplemental rebates are not being paid. Managed care organizations continue to seek price discounts and, in some cases, to impose restrictions on the coverage of particular drugs. Government efforts to reduce Medicaid expenses may lead to increased use of managed care organizations by Medicaid programs. This may result in managed care organizations influencing prescription decisions for a larger segment of the population and a corresponding constraint on prices and reimbursement for drugs.

In the European Union and some other international markets, the government provides health care to consumers and regulates pharmaceutical prices, patient eligibility or reimbursement levels to control costs for the government-sponsored health care system.

Many countries are reducing their public expenditures and we expect to see strong efforts to reduce healthcare costs in our international markets, including patient access restrictions, suspensions on price increases, prospective or retroactive price reductions, increased mandatory discounts or rebates and greater importation of drugs from lower-cost countries to higher-cost countries. These cost control measures likely will reduce our revenues. In addition, some countries set prices by reference to the prices in other countries where Tysabri is marketed. Thus, our inability to secure adequate prices in a particular country may not only limit the marketing of Tysabri within that country, but may also adversely affect our ability to obtain acceptable prices in other markets.

In December 2010, we resolved all aspects of the U.S. Department of Justice’s investigation of sales and marketing practices for Zonegran, an antiepileptic prescription medicine that we divested in 2004. In March 2011, we paid $203.5 million pursuant to the terms of a global settlement resolving all U.S. federal and related state Medicaid claims. As part of the agreement, our subsidiary Elan Pharmaceuticals, Inc., pleaded guilty to a misdemeanor violation of the FD&C Act, and we entered into a Corporate Integrity Agreement with the Office of Inspector General of the U.S. Department of Health and Human Services to promote our compliance with the requirements of U.S. federal healthcare programs and the FDA. If we materially fail to comply with the requirements of U.S. federal healthcare programs or the FDA, or otherwise materially breach the terms of the Corporate Integrity Agreement, such as by a material breach of the compliance program or reporting obligations of the Corporate Integrity Agreement, severe sanctions could be imposed upon us. The resolution of the Zonegran investigation could give rise to other investigations or litigation by state government entities or private parties.

Product Approval

Preclinical tests assess the potential safety and efficacy of a product candidate in animal models. The results of these studies must be submitted to the FDA as part of an Investigational NDA before human testing may proceed.

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

The results of the preclinical and clinical testing, along with information regarding the manufacturing of the product and proposed product labeling, are evaluated and, if determined appropriate, submitted to the FDA through a license application such as a NDA or a Biologics License Application (BLA). In certain cases, an Abbreviated NDA can be filed in lieu of filing an NDA.

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

The FCPA and U.K. Bribery Act, among other laws, prohibit companies and their representatives from offering, promising, authorizing or making payments to foreign officials (and certain private individuals under the U.K. Bribery Act) for the purpose of obtaining or retaining business abroad. In many countries, the healthcare professionals we interact with may meet the definition of a foreign government official for purposes of the FCPA. Failure to comply with domestic or foreign laws could result in various adverse consequences, including possible delay in approval or refusal to approve a product, recalls, seizures, withdrawal of an approved product from the market, the imposition of civil or criminal sanctions and the prosecution of executives overseeing our international operations.

Patents and Intellectual Property Rights

Our competitive position depends on our ability to obtain patents on our technologies and our potential products, to defend our patents, to protect our trade secrets and to operate without infringing valid and enforceable patents or trade secrets of others. We own or license a number of patents in the United States and other countries.

Tysabri is covered by issued patents and pending patent applications in the United States and other countries. A primary U.S. patent covering the humanized antibody expires in 2020. Additional U.S. patents and patent applications of Elan and/or Biogen Idec covering (i) methods of use, including the use of Tysabri to treat MS, irritable bowel disease and a variety of other indications and (ii) methods of manufacturing Tysabri, generally expire between 2013 and 2024. Outside the United States, patents and pending patent applications covering Tysabri, methods of using Tysabri and methods of manufacturing Tysabri generally expire between 2013 and 2024. Patents in the United States and outside the United States may be granted additional patent term due to various mechanisms for obtaining patent term extensions. In addition to the noted patents, we and Biogen Idec have additional patents and pending patent applications covering various aspects of Tysabri that may confer additional patent protection.

In addition to our Tysabri collaboration with Biogen Idec, we have entered into licenses covering IP related to Tysabri. We pay royalties under these licenses based upon the level of Tysabri sales. We may be required to enter into additional licenses related to Tysabri IP. If these licenses are not available, or are not available on reasonable terms, we may be materially and adversely affected. If the Tysabri Transaction is consummated, all of our rights in Tysabri IP will transfer to Biogen Idec.

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

A drug may be subject to competition from alternative therapies during the period of patent protection or regulatory exclusivity and, thereafter, it may be subject to further competition from generic products or biosimilars. Governmental and other pressures toward the dispensing of generic products or biosimilars may rapidly and significantly reduce, slow or reverse the growth in sales and profitability of any product not protected by patents or regulatory exclusivity, and may adversely affect our future results and financial condition. The launch of competitive products, including generic or biosimilar versions of Tysabri may have a material adverse effect on our revenues and results of operations.

Our competitive position depends, in part, upon our continuing ability to discover, acquire and develop innovative, cost-effective new products, as well as new indications and product improvements protected by patents and other IP rights. We also compete on the basis of price and product differentiation. If we fail to maintain our competitive position, our business, financial condition and results of operations may be materially and adversely affected.

Distribution

We sell Tysabri primarily to drug wholesalers. Our revenue reflects, in part, the demand from these wholesalers to meet the in-market consumption of Tysabri and to reflect the level of inventory that Tysabri wholesalers carry. Changes in the level of inventory can directly impact our revenue and could result in our revenue not reflecting in-market consumption of Tysabri. In the event that the Tysabri Transaction is consummated, the sales and distribution of Tysabri will be controlled exclusively by Biogen Idec.

Product Supply

Supplies are generally available in quantities adequate to meet the needs of our business. We are dependent on Biogen Idec to manufacture Tysabri. An inability to obtain product supply could have a material adverse impact on our business, financial condition and results of operations.

Employees

As of December 31, 2012, we had 245 employees worldwide, of whom 86 were engaged in R&D activities and the remainder worked in selling, marketing, general and administrative areas. As of December 31, 2011, we had 412 employees worldwide, of whom 226 were engaged in research and development activities and the remainder worked in selling, marketing, general and administrative areas. As of December 31, 2010 we had 1,219 employees worldwide, of whom 475 were in engaged in research and development activities, 478 were engaged in manufacturing and supply activities, 34 were engaged in sales and marketing activities and the remainder worked in general and administrative areas.

C.	Organizational Structure

At December 31, 2012, we had the following principal subsidiary undertakings:

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

For additional information, refer to Note 20 to the Consolidated Financial Statements, which discloses amounts invested in land and buildings and plant and equipment; Note 32 to the Consolidated Financial Statements, which discloses future minimum rental commitments; Note 33 to the Consolidated Financial Statements, which discloses capital commitments for the purchase of property, plant and equipment; and Item 5B. “Liquidity and Capital Resources,” which discloses our capital expenditures.

The following table lists the location, ownership interest, use and approximate size of our principal properties:

Location and Ownership Interest	Use	Size (Sq. Ft.)
Leased: South San Francisco, CA, USA	R&D, sales and administration	260,000	(1)
Leased: King of Prussia, PA, USA	Former R&D and manufacturing facility	113,000	(2)
Leased: Dublin, Ireland	Corporate administration	41,000
Leased: Boston, MA, USA	R&D, sales and administration	11,830

(1)

Approximately 55,000 square feet of laboratory and office space in South San Francisco, which was no longer being utilized by our R&D, sales and administrative functions, is sublet to Janssen AI and is included in the 260,000 square feet noted above. As a result of the planned closure of our facilities in South San Francisco in early 2013, in connection with the separation of the Prothena Business and cessation of the remaining early stage research activities, we will no longer utilize the remaining 205,000 square feet of space in South San Francisco.

(2)	The EDT facility in King of Prussia was closed in 2011. Approximately 50,000 square feet of this space was sublet by December 31, 2012.

Item 4A.	Unresolved Staff Comments.

Not applicable.

Item 5.	Operating and Financial Review and Prospects.

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

This financial review primarily discusses:

•	Current operations;

•	Critical accounting policies;

•	Recently issued accounting pronouncements;

•	Subsequent events;

•	Results of operations for the year ended December 31, 2012, compared to 2011 and 2010; and

•	Liquidity and capital resources.

Our operating results may be affected by a number of factors, including those described under Item 3D. “Risk Factors.”

CURRENT OPERATIONS

Elan is an Irish public limited company listed on the Irish and New York Stock Exchanges and headquartered in Dublin, Ireland. For additional information on our current operations, refer to Item 4B. “Business Overview.”

CRITICAL ACCOUNTING POLICIES

The Consolidated Financial Statements include certain estimates based on management’s best judgments. Estimates are used in determining items such as the carrying amounts of long-lived assets, our equity method investments, estimating sales discounts and allowances, the fair value of share-based compensation, and the accounting for contingencies and income taxes, among other items. Because of the uncertainties inherent in such estimates, actual results may differ materially from these estimates.

Goodwill, Other Intangible Assets, Tangible Fixed Assets and Impairment

Total goodwill and other intangible assets, excluding assets held for sale, amounted to $99.0 million at December 31, 2012 (2011: $309.9 million) and our property, plant and equipment had a carrying amount at December 31, 2012 of $12.7 million (2011: $83.2 million). In addition, we also held total goodwill and other intangibles assets of $195.2 million that relate to the Tysabri business and have been classified as held for sale at December 31, 2012 (2011: $Nil).

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

We review our goodwill for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. The goodwill impairment test is a two-step process and is performed at the reporting-unit level. A reporting unit is the same as, or one level below, an operating segment. Following the divestment of EDT in 2011, Elan is comprised of a single reporting unit.

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

On February 6, 2013, we announced that we have entered into an asset purchase agreement with Biogen Idec to transfer to Biogen Idec all Tysabri IP and other assets related to Tysabri. As a result of this transaction, Biogen Idec will have sole authority over and exclusive worldwide rights to the development, manufacturing and commercialization of Tysabri. In accordance with the terms of the transaction, upon consummation of the transaction, the existing collaboration arrangements with Biogen Idec will be terminated and Biogen Idec will pay to us an upfront payment of $3.25 billion and continuing royalties on Tysabri in-market sales. The transaction is expected to close in the first half of 2013, subject to the satisfaction of certain conditions, including customary regulatory approvals. The assets of the Tysabri business, which have been classified as held for sale as of December 31, 2012, include goodwill that has been allocated to the Tysabri business of $110.8 million and other intangible assets of $84.4 million.

In December 2012, we separated the Prothena Business into a new, publicly traded company incorporated in Ireland. In connection with this transaction, we disposed of goodwill of $0.6 million which was allocated to the Prothena Business. We also disposed of property, plant and equipment with a net book value of $3.3 million related to the Prothena Business.

In 2011, Alkermes plc and Elan announced the completion of the merger between Alkermes, Inc. and EDT. As part of this transaction, we disposed of goodwill of $49.7 million which was allocated to the EDT reporting unit. We also disposed of patents, licenses, IP and other intangible assets related to EDT with a net book value of $3.3 million and property, plant and equipment with a net book value of $202.0 million related to EDT.

We complete the annual goodwill impairment review on September 30 of each year, which included the goodwill of $110.8 million allocated to the Tysabri business in 2012. For the 2012 and 2011 fiscal years annual goodwill impairment review, we assessed the relevant qualitative factors and determined that it was not more likely than not that the fair value of the reporting unit was less than its carrying amount, including goodwill, so the first and second steps of the goodwill impairment test were not performed.

There were no material impairment charges relating to intangible assets in 2012 or 2011. For additional information on goodwill and other intangible assets, refer to Note 21 to the Consolidated Financial Statements.

During 2012, we recorded a non-cash asset impairment charge of $64.3 million relating to property, plant and equipment, within other net charges in the Consolidated Statement of Operations, which resulted from the planned closure of our facilities in South San Francisco following the separation of the Prothena Business and cessation of the remaining early stage research activities.

In 2011, we recorded a non-cash asset impairment charge of $10.0 million relating to property, plant and equipment, within other net charges in the Consolidated Statement of Operations which arose from the consolidation of our facilities in South San Francisco and the closure of EDT’s King of Prussia, Pennsylvania, site. In 2010, we recorded a non-cash asset impairment charge of $11.0 million related to a consolidation of facilities in South San Francisco as a direct result of a realignment of the BioNeurology business.

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

Under the equity method, investors are required to recognize their share of the earnings or losses of an investee in the periods for which they are reported in the financial statements of the investee as this is normally considered an appropriate means of recognizing increases or decreases in the economic resources underlying the investments. However, Johnson & Johnson had committed to wholly fund up to an initial $500.0 million of development and commercialization expenses incurred by Janssen AI so the recognition by Elan of a share of Janssen AI losses that were solely funded by Johnson & Johnson’s $500.0 million commitment would have resulted in an inappropriate decrease in Elan’s share of the economic resources underlying the investment in Janssen AI. Accordingly, until the $500.0 million funding commitment was fully utilized, we applied the hypothetical liquidation at book value (HLBV) method to determine how an increase or decrease in net assets of Janssen AI affects Elan’s interest in the net assets of Janssen AI on a period by period basis. Under the HLBV method, an investor determines its share of the earnings or losses of an investee by determining the difference between its claim on the investee’s book value at the end and beginning of the period.

During 2012, the remaining balance of the initial $500.0 million funding commitment which amounted to $57.6 million at December 31, 2011, was spent. Subsequent to the full utilization of the initial $500.0 million funding commitment, we provided funding of $76.9 million to Janssen AI during 2012.

On August 6, 2012, Johnson & Johnson issued a press release announcing the discontinuation of the development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease based on the co-primary clinical endpoints not being met in the Janssen AI-led Phase 3 clinical studies. As a result of the discontinuation, we recorded a non-cash impairment charge of $117.3 million against the carrying value of our equity method investment in Janssen AI, representing the full initial estimated value of Elan’s 49.9% share of the Janssen AI AIP assets. Janssen AI recorded an impairment charge of $678.9 million, representing its full carrying value of the AIP assets.

As of December 31, 2011, the carrying value of our Janssen AI equity method investment of $130.6 million was approximately $185 million below our share of Janssen AI’s reported book value of its net assets. This difference related to the lower estimated value of Janssen AI’s AIP assets when the equity method investment was initially recorded, and the asset created by the Johnson & Johnson $500.0 million contingent funding commitment. The difference in the initial estimated values of the AIP assets was eliminated during 2012 when Elan and Janssen AI recorded impairment charges of $117.3 million and $678.9 million, respectively, representing their respective initial estimated values of the AIP assets. In relation to the asset created by the Johnson & Johnson contingent funding commitment, which was a limited life asset, the basis difference was amortized to the Consolidated Statement of Operations on a pro rata basis; based on the actual amount of Janssen AI losses that were solely funded by Johnson & Johnson in each period as compared to the total $500.0 million, which was the total amount solely funded by Johnson & Johnson. This basis difference was fully amortized during 2012 when the remaining balance of the initial $500.0 million funding commitment provided by Johnson & Johnson to Janssen AI was spent.

As a result of the equity method investment losses incurred to date, relating to our share of the losses in excess of the losses funded solely by Johnson & Johnson’s initial $500.0 million funding commitment, and the impairment charge of $117.3 million recognized during 2012, there is an excess of losses over the investment made in Janssen AI at December 31, 2012 of $11.0 million (2011: $Nil). This amount has been recorded as a current liability at December 31, 2012. In addition, Elan provided further funding to Janssen AI of $29.9 million during January 2013, which will be recorded in the 2013 financial statements.

Proteostasis

We have recorded our investment in Proteostasis as an equity method investment on the Consolidated Balance Sheet as we have the ability to exercise significant influence, but not control, over the investee. The investment was initially recognized based on the estimated fair value of the investment acquired. Under the equity method, we recognize our share of the earnings or losses of Proteostasis, adjusted for the amortization of basis differences, in the Consolidated Statement of Operations with a corresponding increase or decrease in the carrying amount of the investment on the Consolidated Balance Sheet. We recognize our share of the earnings or losses of Proteostasis in the same periods for which they are reported in the financial statements of the investee. We review the carrying value of the investment for impairment when events and changes in circumstances indicate the carrying amount may not be recoverable.

Alkermes plc

Following the completion of the merger between Alkermes, Inc. and EDT in September 2011, we held approximately 25% of the equity of Alkermes plc (31.9 million shares) and accounted for this investment as an equity method investment as we had the ability to exercise significant influence, but not control, over the investee. Our equity interest in Alkermes plc was initially recorded as an equity method investment on the Consolidated Balance Sheet at a carrying amount of $528.6 million, based on the closing share price of $16.57 of Alkermes, Inc. shares on the date of the transaction. The initial carrying amount was approximately $300 million higher than our share of the book value of the net assets of Alkermes plc. Based on our assessment of the fair value of the net assets of Alkermes plc on the date of the transaction, this difference principally related to identifiable intangible assets and goodwill attributable to the Alkermes, Inc. business prior to its acquisition of EDT.

Under the equity method, we recognized our share of the earnings or losses of Alkermes plc, adjusted for the amortization of basis differences, in the Consolidated Statement of Operations with a corresponding increase or decrease in the carrying amount of the investment on the Consolidated Balance Sheet.

In March 2012, we sold 76% (24.15 million ordinary shares) of our shareholding in Alkermes plc. Following this sale, we continued to own 7.75 million ordinary shares of Alkermes plc, representing an approximate 6% equity interest in Alkermes plc. Following the sale of the 24.15 million ordinary shares, our remaining equity interest in Alkermes plc was classified as an available-for-sale investment in current assets and equity method accounting no longer applied to this investment.

On January 31, 2013, we announced that we had agreed to sell all of our remaining 7.75 million ordinary shares of Alkermes plc. The sale closed on February 6, 2013 and we received proceeds of $169.7 million.

Sales Discounts and Allowances

Revenue from continuing operations is presented in the Consolidated Statement of Operations and revenue from discontinued operations is included in net income from discontinued operations that is also presented in the Consolidated Statement of Operations. We recognize revenue on a gross revenue basis (except for Tysabri revenue outside of the United States) and make various deductions to arrive at net revenue from continuing and discontinued operations. These adjustments are referred to as sales discounts and allowances and are described in detail below. In accordance with the terms of the Tysabri Transaction, we will retain responsibility for all discounts and allowances liabilities related to U.S. Tysabri sales up to the consummation of the Tysabri Transaction.

Sales discounts and allowances include charge-backs, managed health care rebates and other contract discounts, Medicaid rebates, cash and other discounts, sales returns and other adjustments. Estimating these sales discounts and allowances is complex and involves significant estimates and judgments, and we use information from both internal and external sources, including our historical experience, to generate reasonable and reliable estimates. We believe that we have used reasonable judgments in assessing our estimates, and this is borne out by our historical experience. At December 31, 2012, we had total provisions of $50.5 million for sales discounts and allowances, of which approximately 97% related to Tysabri and the remaining 3% related to our divested products. We have almost seven years of experience for Tysabri and we ceased distributing Maxipime® and Azactam® in 2010, after more than 10 years experience with both products.

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

An analysis of the separate components of our revenue from continuing and discontinued operations is set out in Item 5A. “Operating Results,” and in Note 3 and Note 12 to the Consolidated Financial Statements. The table below summarizes our sales discounts and allowances to adjust gross revenue to net revenue for each significant category (in millions):

	2012	2011	2010

Gross revenue subject to discounts and allowances	$1,151.4	$936.6	$762.2
Net Tysabri ROW revenue	316.6	317.6	258.3
Manufacturing revenue and royalties	0.7	170.7	263.0
Contract revenue	—	9.9	13.7

Gross revenue	$1,468.7	$1,434.8	$1,297.2

Sales discounts and allowances:
Charge-backs	$(178.3)	$(116.4)	$(71.2)
Medicaid rebates	(27.1)	(26.6)	(20.4)
Cash discounts	(30.5)	(25.5)	(18.7)
Managed health care rebates and other contract discounts	(14.4)	(7.4)	(3.9)
Sales returns	(1.5)	(0.7)	(2.0)
Other adjustments	(14.1)	(12.2)	(11.3)

Total sales discounts and allowances	$(265.9)	$(188.8)	$(127.5)

Net revenue subject to discounts and allowances	885.5	747.8	634.7
Net Tysabri ROW revenue	316.6	317.6	258.3
Manufacturing revenue and royalties	0.7	170.7	263.0
Contract revenue	—	9.9	13.7

Net revenue from continuing and discontinued operations	$1,202.8	$1,246.0	$1,169.7

The net revenue from continuing and discontinued operations is presented in the following reporting lines in the Consolidated Statements of Operations (in millions):

	2012	2011	2010

Total revenue (continuing operations)	0.2	4.0	44.1
Net income from discontinued operations	1,202.6	1,242.0	1,125.6

Net revenue from continuing and discontinued operations	$1,202.8	$1,246.0	$1,169.7

Total sales discounts and allowances were 23.1% of gross revenue subject to discounts and allowances in 2012, 20.2% in 2011 and 16.7% in 2010, as detailed in the rollforward below and as further explained in the following paragraphs.

Charge-backs as a percentage of gross revenue subject to discounts and allowances were 15.5% in 2012, 12.4% in 2011 and 9.3% in 2010. The increase in 2012 over 2011 is primarily due to the growth in PHS qualified provider entities and the resulting discounts to these entities. The increase in 2011 over 2010 is due to the expansion of the 340(b) PHS program and the increase in the minimum discount extended to our 340(b) customers, both of which resulted from the U.S. healthcare reform legislation enacted through the Patient Protection Affordable Care Act in 2010. The increases in 2012 and 2011 are also attributable to increases in the discounts due to the changes in Tysabri’s wholesaler acquisition cost price.

The Medicaid rebates as a percentage of gross revenue subject to discounts and allowances were 2.4% in 2012, 2.8% in 2011 and 2.7% in 2010. The decrease in 2012 is primarily due to a change in our estimate of the managed Medicaid patient population utilizing Tysabri in 2012 as compared to 2011. The increase in 2011 compared to 2010 was due to the extension of the Medicaid rebates to drugs supplied to enrollees of Medicaid MCOs and the increase in the rebates due to wholesaler acquisition cost price increases.

Cash and other discounts as a percentage of gross revenue subject to discounts and allowances were 2.6% in 2012, 2.7% 2011 and 2.5% in 2010. Cash and other discounts include cash discounts, generally at 2% of the sales price, as an incentive for prompt payment by customers in the United States.

The managed health care rebates and other contract discounts as a percentage of gross revenue subject to discounts and allowances were 1.3% in 2012, 0.8% in 2011 and 0.5% 2010. The increase is primarily attributable to the increase in the number of qualified patients that are eligible for the Tysabri patient co-pay assistance program and increases in the discounts due to the changes in Tysabri’s wholesaler acquisition cost price.

Sales returns as a percentage of gross revenue subject to discounts and allowances were 0.1% in 2012, 0.1% in 2011 and 0.3% in 2010.

The following table sets forth the activities and ending balances of each significant category of adjustments for the sales discounts and allowances (in millions):

	Charge- Backs	Medicaid Rebates	Cash and other Discounts	Managed Health Care Rebates and Other Contract Discounts	Sales Returns	Other Adjustments	Total
Balance at December 31, 2010	$7.2	$18.5	$2.8	$0.6	$6.3	$2.5	$37.9
Provision related to sales made in current period	116.4	26.6	25.5	7.4	2.4	12.2	190.5
Provision related to sales made in prior periods	—	—	—	—	(1.7)	—	(1.7)
Returns and payments	(117.3)	(17.2)	(25.3)	(6.6)	(1.9)	(12.9)	(181.2)

Balance at December 31, 2011	$6.3	$27.9	$3.0	$1.4	$5.1	$1.8	$45.5

Provision related to sales made in current period	178.3	27.1	30.5	14.4	2.4	14.1	266.8
Provision related to sales made in prior periods	—	—	—	—	(0.9)	—	(0.9)
Returns and payments	(174.9)	(30.9)	(29.0)	(12.7)	(0.5)	(12.9)	(260.9)

Balance at December 31, 2012	$9.7	$24.1	$4.5	$3.1	$6.1	$3.0	$50.5

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

As described above, there are a number of factors involved in estimating the accrual for charge-backs, but the principal factor relates to our estimate of the levels of inventory in the wholesale distribution channel. At December 31, 2012, Tysabri, represented approximately 97% of the total charge-backs accrual balance of $9.7 million. If we were to increase our estimated level of inventory in the wholesale distribution channel by one month’s worth of demand for Tysabri, the accrual for charge-backs would increase by approximately $18.9 million. We believe that our estimate of the levels of inventory for Tysabri, in the wholesale distribution channel is reasonable because it is based upon multiple sources of information, including data received from all of the major wholesalers with respect to their inventory levels and sell-through to customers, third-party market research data, and our internal information.

(b) Medicaid rebates

In the United States, we are required by law to participate in state government-managed Medicaid programs, as well as certain other qualifying federal and state government programs whereby discounts and rebates are provided to participating state and local government entities. Discounts and rebates provided through these other qualifying federal and state government programs are included in our Medicaid rebate accrual and are considered Medicaid rebates for the purposes of this discussion. We account for Medicaid rebates by establishing an accrual in an amount equal to our estimate of Medicaid rebate claims attributable to a sale. We determine our estimate of the Medicaid rebates accrual primarily based on our estimates of Medicaid claims, Medicaid payments, claims processing lag time, inventory in the distribution channel as well as legal interpretations of the applicable laws related to the Medicaid and qualifying federal and state government programs, and any new information regarding changes in the Medicaid programs’ regulations and guidelines that would impact the amount of the rebates on a product-by-product basis. We consider outstanding Medicaid claims, Medicaid payments, claims processing lag time and estimated levels of inventory in the distribution channel and adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience. At December 31, 2012, Tysabri represented 98% of the total Medicaid rebates accrual balance of $24.1 million.

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

As described above, there are a number of factors involved in estimating this accrual, but the principal factor relates to our estimate of the shelf life of inventory in the distribution channel. We believe, based upon both the estimated shelf life and also our historical sales returns experience, that the vast majority of this inventory will be sold prior to the expiration dates, and accordingly believe that our sales returns accrual is appropriate. At December 31, 2012, 90% of the total sales returns accrual balance of $6.1 million related to Tysabri.

During 2012, we recorded adjustments of $0.9 million to decrease (2011: $1.7 million to decrease) the sales returns accrual related to sales made in prior periods.

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

Share-Based Compensation

Share-based compensation expense for all equity-settled awards made to employees and directors is measured and recognized based on estimated grant date fair values. These awards include employee stock options, RSUs and stock purchases related to our employee equity purchase plan (EEPP). Share-based compensation cost for RSUs awarded to employees and directors is measured based on the closing fair market value of the Company’s shares on the date of grant. Share-based compensation cost for stock options awarded to employees and directors and shares issued under the EEPP is estimated at the grant date based on each option’s fair value as calculated using an option-pricing model. The value of awards expected to vest is recognized as an expense over the requisite service periods. In 2012, we recognized $45.9 million (2011: $35.3 million, 2010: $31.5 million) relating to equity-settled share-based compensation.

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

For additional information on our share-based compensation, refer to Note 30 to the Consolidated Financial Statements.

Contingencies Relating to Actual or Potential Administrative and Legal Proceedings

We are currently involved in legal and administrative proceedings relating to securities matters, patent matters, product liability matters and other matters, some of which are described in Note 34 to the Consolidated Financial Statements. We assess the likelihood of any adverse outcomes to contingencies, including legal matters, as well as potential ranges of probable losses. We record accruals for such contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. If an unfavorable outcome is probable, but the amount of the loss cannot be reasonably estimated, we estimate the range of probable loss and accrue the most probable loss within the range. If no amount within the range is deemed more probable, we accrue the minimum amount within the range. If neither a range of loss nor a minimum amount of loss is estimable, then appropriate disclosure is provided, but no amounts are accrued. As of December 31, 2012, we had accrued $1.0 million (2011: $0.7 million), representing our estimates of liability and costs for the resolution of these matters.

In March 2011, we paid $203.5 million relating to the agreement-in-principle announced in July 2010, which was finalized with the U.S. Attorney’s Office for the District of Massachusetts in December 2010 to resolve all aspects of the U.S. Department of Justice’s investigation of sales and marketing practices for Zonegran (zonisamide), an antiepileptic prescription medicine that we divested in 2004. At December 31, 2010, we held $203.7 million in an escrow account to cover the settlement amount and during 2010 we recorded a $206.3 million reserve charge for the settlement, interest and related costs. This resolution of the Zonegran investigation could give rise to other investigations or litigation by state government entities or private parties.

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

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

There have been no Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board (FASB) that we have not yet adopted and are expected to have an impact on our consolidated financial position, results of operations or cash flows.

SUBSEQUENT EVENTS

On February 6, 2013, we announced that we have entered into an asset purchase agreement with Biogen Idec to transfer to Biogen Idec all Tysabri IP and other assets related to Tysabri. As a result of this transaction, Biogen Idec will have sole authority over and exclusive worldwide rights to the development, manufacturing and commercialization of Tysabri. In accordance with the terms of the transaction, upon consummation of the transaction, the existing collaboration arrangements with Biogen Idec will be terminated and Biogen Idec will pay to us an upfront payment of $3.25 billion and continuing royalties on Tysabri in-market sales. We will earn a royalty of 12% of global net sales of Tysabri during the first 12 months following the closing of the transaction. Thereafter, we will earn a royalty of 18% of global net sales up to $2.0 billion each year, and a 25% royalty on annual global net sales above $2.0 billion. The transaction is expected to close in the first half of 2013, subject to the satisfaction of certain conditions, including customary regulatory approvals.

On January 31, 2013, we announced that we had agreed to sell all of our remaining 7.75 million ordinary shares of Alkermes plc. The sale closed on February 6, 2013 and we received proceeds of $169.7 million. We will recognize a realized gain on the disposal of the Alkermes plc available-for-sale investment of $43.2 million in the 2013 Consolidated Financial Statements.

A.	RESULTS OF OPERATIONS

2012 Compared to 2011 and 2010 (in millions, except per share amounts)

				% Increase/(Decrease)
	2012	2011	2010	2012/2011	2011/2010
Continuing Operations
Product revenue	$0.2	$4.0	$43.1	(95)%	(91)%
Contract revenue	—	—	1.0	—	(100)%

Total revenue	0.2	4.0	44.1	(95)%	(91)%
Cost of sales	0.2	0.8	12.2	(75)%	(93)%

Gross margin	—	3.2	31.9	(100)%	(90)%
Operating expenses:
Selling, general and administrative expenses	113.6	107.2	124.2	6%	(14)%
Research and development expenses	95.0	106.8	128.5	(11)%	(17)%
Other net charges	168.9	24.3	52.8	595%	(54)%
Settlement reserve charge	—	—	206.3	—	(100)%
Net gain on divestment of business	—	—	(1.0)	—	(100)%

Total operating expenses	377.5	238.3	510.8	58%	(53)%

Operating loss	(377.5)	(235.1)	(478.9)	61%	(51)%

Net interest and investment gains and losses:
Net interest expense	56.6	104.9	118.4	(46)%	(11)%
Net loss on equity method investments	221.8	81.1	26.0	173%	212%
Net charge on debt retirement	76.1	47.0	3.0	62%	1467%
Net investment losses/(gains)	1.2	(2.6)	(12.8)	(146)%	(80)%

Net interest and investment gains and losses	355.7	230.4	134.6	54%	71%

Net loss before income taxes	(733.2)	(465.5)	(613.5)	58%	(24)%
Benefit from income taxes	(360.5)	(12.0)	(52.2)	2904%	(77)%

Net loss from continuing operations	$(372.7)	$(453.5)	$(561.3)	(18)%	(19)%
Discontinued Operations
Net income from discontinued operations (net of tax)	$235.3	$1,014.0	$236.6	(77)%	329%

Net (loss)/income for the year	(137.4)	560.5	(324.7)	(125)%	(273)%

Basic net (loss)/income per Ordinary Share	$(0.23)	$0.95	$(0.56)	(124)%	(270)%
Diluted net (loss)/income per Ordinary Share	$(0.23)	$0.94	$(0.56)	(125)%	(268)%

CONTINUING OPERATIONS

Revenue

Revenue can be analyzed as follows (in millions):

				% Increase/(Decrease)
	2012	2011	2010	2012/2011	2011/2010

Product revenue:
Royalties	$0.7	$2.7	$1.6	(74)%	69%
Azactam	(0.5)	0.9	27.2	(156)%	(97)%
Maxipime	—	0.4	8.2	(100)%	(95)%
Prialt	—	—	6.1	—	(100)%

Total product revenue	0.2	4.0	43.1	(95)%	(91)%
Contract revenue	—	—	1.0	—	(100)%

Total revenue	$0.2	$4.0	$44.1	(95)%	(91)%

We ceased distributing Azactam and Maxipime in 2010. The revenue and adjustments for Azactam and Maxipime in 2012 and 2011 relates to adjustments to discounts and allowances associated with sales prior to the cessation of distribution.

We divested our Prialt assets and rights to Azur (which has since been acquired by Jazz Pharmaceuticals plc (Jazz)) in May 2010. Prialt revenue was $6.1 million for 2010. Refer to Note 6 to the Consolidated Financial Statements for additional information regarding this divestment.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses were $113.6 million in 2012, $107.2 million in 2011 and $124.2 million in 2010. The increase of 6% in SG&A expenses in 2012, compared to 2011, is primarily as a result of higher share-based compensation expense in 2012.

The decrease of 14% in SG&A expenses in 2011, compared to 2010, is primarily as a result of lower support costs due to the realignment and restructuring of the R&D organization in 2010.

Research and Development Expenses

R&D expenses were $95.0 million in 2012, $106.8 million in 2011 and $128.5 million in 2010. The decrease of 11% in 2012, compared to 2011, is primarily as a result of the cessation of our early stage research activities during the fourth quarter of 2012.

The decrease of 17% in 2011, compared to 2010, is primarily as a result of lower costs due to the realignment and restructuring of the R&D organization in 2010.

Other Net Charges

The principal items classified as other net charges include facilities and other asset impairment charges, severance, restructuring and other costs, in-process research and development (IPR&D) costs, Cambridge Collaboration termination charge, legal settlements and a net loss on divestment of the Prialt business. These items have been treated consistently from period to period. We believe that disclosure of significant other charges is meaningful because it provides additional information in relation to analyzing certain items.

Other net charges for the years ended December 31 consisted of (in millions):

	2012	2011	2010

(a) Facilities and other asset impairment charges	$107.5	$15.5	$16.7
(b) Severance, restructuring and other costs	42.4	8.8	16.1
(c) In-process research and development costs	11.0	—	6.0
(d) Cambridge collaboration	8.0	—	—
(e) Legal settlements	—	—	12.5
(f) Divestment of Prialt business	—	—	1.5

Total other net charges	$168.9	$24.3	$52.8

(a) Facilities and other asset impairment charges

During 2012, we incurred facilities and other asset impairment charges of $107.5 million, which is primarily comprised of asset impairment charges of $66.1 million and lease termination charges of $34.6 million relating to the planned closure of the South San Francisco facility following the separation of the Prothena Business and cessation of our remaining early stage research activities. We also incurred an additional onerous lease charge of $6.4 million relating to EDT’s King of Prussia, Pennsylvania site which closed in 2011, due to a reassessment of the probable sub-lease income to be achieved over the remaining term of the lease.

During 2011, we incurred facilities and other asset impairment charges of $15.5 million, which included asset impairment charges of $3.6 million and lease charges of $11.9 million relating to the consolidation of our facilities in South San Francisco and the closure of EDT’s King of Prussia, Pennsylvania site.

During 2010, we incurred additional facilities and other asset impairment charges of $16.7 million, which included asset impairment charges of $11.0 million and lease charges of $5.7 million relating to a consolidation of facilities in South San Francisco as a direct result of the realignment of our business.

(b) Severance, restructuring and other costs

During 2012, we incurred severance and restructuring charges of $42.4 million, principally relating to the planned closure of the South San Francisco facility and associated reduction in headcount following the separation of the Prothena Business and cessation of our remaining early stage research activities.

During 2011 and 2010, we incurred severance, restructuring and other costs of $8.8 million and $16.1 million, respectively, principally relating to a realignment and restructuring of our R&D organization and reduction of related support activities as well as the reduction in our general and administrative (G&A) activities following the divestment of the EDT business.

(c) In-process research and development costs

During 2012, we commenced a Phase 2 study of oral ELND005 as an adjunctive maintenance treatment in patients with Bipolar I Disorder. On the commencement of this trial, we incurred an IPR&D charge of $11.0 million related to a milestone payment to Transition in accordance with the terms of the modification to the Collaboration Agreement agreed with Transition in December 2010. For further information on our Collaboration Agreement with Transition, please refer to Note 36 of the Consolidated Financial Statements.

IPR&D charges in 2010 also include a credit of $3.0 million associated with the termination of the License Agreement with PharmatrophiX Inc. (PharmatrophiX), offset by the $9.0 million charge related to the payment to Transition when the modification of the Collaboration Agreement was agreed.

(d) Cambridge collaboration termination charge

Following the cessation of our early stage research activities, we terminated our Collaboration Agreement with the University of Cambridge and incurred a charge of $8.0 million.

(e) Legal settlements

During 2010, we reached an agreement in principle with the direct purchaser class plaintiffs with respect to nifedipine. As part of the settlement, we agreed to pay $12.5 million in settlement of all claims associated with the litigation. In January 2011, the U.S. District Court for the District of Columbia approved the settlement and dismissed the case.

(f) Divestment of Prialt business

We divested our Prialt assets and rights to Azur Pharma International Limited (Azur, which has since been acquired by Jazz) in May 2010 and recorded a net loss on divestment of $1.5 million, which is comprised of total consideration of $14.6 million less the net book value of Prialt assets and transaction costs. The total consideration used to calculate the loss on divestment was comprised of cash proceeds received in 2010 of $5.0 million and the present value of deferred non-contingent consideration at the close of the transaction of $9.6 million. During 2012, we received the deferred non-contingent consideration of $12.0 million. We are also entitled to receive additional performance-related milestones and royalties.

Settlement Reserve Charge

In December 2010, we finalized the agreement-in-principle with the U.S. Attorney’s Office for the District of Massachusetts to resolve all aspects of the U.S. Department of Justice’s investigation of sales and marketing practices for Zonegran, an antiepileptic prescription medicine that we divested in 2004.

Consistent with the terms of the agreement-in-principle announced in July 2010, we paid $203.5 million pursuant to the terms of a global settlement resolving all U.S. federal and related state Medicaid claims and $203.7 million was held in an escrow account at December 31, 2010 to cover the settlement amount. During 2010, we recorded a $206.3 million reserve charge for the settlement, interest and related costs.

Net Gain on Divestment of Business

In 2010, we recorded a net gain of $1.0 million relating to a transaction costs adjustment on the 2009 divestment of substantially all of Elan’s assets and rights related to our AIP collaboration with Wyeth (which has been acquired by Pfizer) to Janssen AI.

Net Interest Expense

Net interest expense was $56.6 million in 2012, $104.9 million in 2011 and $118.4 million in 2010.

The decreases of 46% in the net interest expense in 2012 compared to 2011, and 11% in 2011 compared to 2010 is primarily due to debt refinancing transactions in 2012, 2011 and 2010. During 2012, 2011 and 2010, we repaid or refinanced $1.7 billion in debt as follows (in millions):

	2012	2011	2010	Total

2011 Floating Rate Notes	$—	$—	$(300.0)	$(300.0)
2013 Floating Rate Notes	—	(10.5)	(139.5)	(150.0)
2013 Fixed Rate Notes	—	(449.5)	(15.5)	(465.0)
2016 Notes issued October 2009	(472.1)	(152.9)	—	(625.0)
2016 Notes issued August 2010	(152.4)	(47.6)	—	(200.0)

Total aggregate principal amount of debt redeemed	(624.5)	(660.5)	(455.0)	(1,740.0)

2016 Notes issued August 2010	—	—	200.0	200.0
6.25% Notes	600.0	—	—	600.0

Total aggregate principal amount of debt issued	600.0	—	200.0	800.0

Net reduction in total aggregate principal amount of debt	$(24.5)	$(660.5)	$(255.0)	$(940.0)

Net Loss on Equity Method Investments

Losses on equity method investments for the years ended December 31 consisted of the following (in millions):

	2012	2011	2010
Janssen AI	$218.5	$78.4	$26.0
Proteostasis	3.3	2.7	—

Total	$221.8	$81.1	$26.0

Janssen AI

In September 2009, Janssen AI, a newly formed subsidiary of Johnson & Johnson, acquired substantially all of the assets and rights related to our AIP collaboration with Wyeth (which has been acquired by Pfizer). In consideration for the transfer of these assets and rights, we received a 49.9% equity interest in Janssen AI. In general, Elan is entitled to a 49.9% share of all net profits generated by Janssen AI beginning from the date Janssen AI becomes net profitable and certain royalty payments upon the commercialization of products under the AIP collaboration. Johnson & Johnson also committed to fund up to $500.0 million towards the further development and commercialization of the AIP to the extent the funding is required by the collaboration. Any required additional expenditures in respect of Janssen AI’s obligations under the AIP collaboration in excess of the initial $500.0 million funding commitment is required to be funded by Elan and Johnson & Johnson in proportion to their respective shareholdings up to a maximum additional commitment of $400.0 million in total. In the event that further funding is required beyond the $400.0 million, such funding will be on terms determined by the board of Janssen AI, with Johnson & Johnson and Elan having a right of first offer to provide additional funding. If we fail to provide our share of the $400.0 million commitment or any additional funding that is required for the development of the AIP, and if Johnson & Johnson or a third party elects to fund such an amount, our interest in Janssen AI could, at the option of Johnson & Johnson, be commensurately reduced. We have recorded our investment in Janssen AI as an equity method investment on the Consolidated Balance Sheet as we have the ability to exercise significant influence, but not control, over the investee. The investment was initially recognized based on the estimated fair value of the investment acquired, representing the fair value of our proportionate 49.9% share of Janssen AI’s total net assets at inception, which were comprised of the AIP assets and the asset created by the Johnson & Johnson contingent funding commitment.

During 2012, the remaining balance of the initial $500.0 million funding commitment, which amounted to $57.6 million at December 31, 2011, was spent. Subsequent to the full utilization of the initial $500.0 million funding commitment, we provided funding of $76.9 million to Janssen AI during 2012. At December 31, 2012, there was an excess of losses over investment in Janssen

AI of $11.0 million (2011: $Nil), which is included in current liabilities. In addition, we provided funding to Janssen AI of $29.9 million in January 2013, which will be recorded in the 2013 Consolidated Financial Statements.

On August 6, 2012, Johnson & Johnson issued a press release announcing the discontinuation of the development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease based on the co-primary clinical endpoints not being met in the Janssen AI-led Phase 3 clinical studies. As a result of the discontinuation, we recorded a non-cash impairment charge of $117.3 million on our equity method investment in Janssen AI, representing the full initial estimated value of Elan’s 49.9% share of the Janssen AI AIP assets. Janssen AI recorded an impairment charge of $678.9 million representing its full carrying value of the AIP assets.

Under the equity method, investors are required to recognize their share of the earnings or losses of an investee in the periods for which they are reported in the financial statements of the investee as this is normally considered an appropriate means of recognizing increases or decreases in the economic resources underlying the investments. However, Johnson & Johnson committed to wholly fund up to an initial $500.0 million of development and commercialization expenses incurred by Janssen AI so the recognition by Elan of a share of Janssen AI losses that were solely funded by Johnson & Johnson’s $500.0 million commitment would have resulted in an inappropriate decrease in Elan’s share of the economic resources underlying the investment in Janssen AI. Accordingly, until the $500.0 million funding commitment was utilized, we applied the HLBV method to determine how an increase or decrease in net assets of Janssen AI affected Elan’s interest in the net assets of Janssen AI on a period by period basis. Under the HLBV method, an investor determines its share of the earnings or losses of an investee by determining the difference between its claim on the investee’s book value at the end and beginning of the period. Elan’s claim on Janssen AI’s book value as of December 31, 2012 was $Nil (2011: $117.3 million, after adjusting for basis differences) due to the non-cash impairment charge of $117.3 million recorded in 2012 representing the full initial estimated value of Elan’s 49.9% share of the Janssen AI AIP assets.

As of December 31, 2011, the carrying value of our Janssen AI equity method investment of $130.6 million was approximately $185 million below our share of Janssen AI’s reported book value of its net assets. This difference related to the lower estimated value of Janssen AI’s AIP assets when the equity method investment was initially recorded, and the asset created by the Johnson & Johnson $500.0 million contingent funding commitment. The difference in the initial estimated values of the AIP assets was eliminated during 2012 when Elan and Janssen AI recorded impairment charges of $117.3 million and $678.9 million, respectively, representing their respective initial estimated values of the AIP assets. In relation to the asset created by the Johnson & Johnson contingent funding commitment, which was a limited life asset, the basis difference was amortized to the Consolidated Statement of Operations on a pro rata basis; based on the actual amount of Janssen AI losses that were solely funded by Johnson & Johnson in each period as compared to the total $500.0 million, which was the total amount solely funded by Johnson & Johnson. This basis difference was fully amortized during 2012 when the remaining balance of the initial $500.0 million funding commitment provided by Johnson & Johnson to Janssen AI was spent. During 2012, we recorded amortization expense of $13.3 million (2011: $50.9 million; 2010: $26.0 million).

The net loss on the Janssen AI equity method investment for the year ended December 31, 2012 of $218.5 million (2011: $78.4 million; 2010: $26.0 million) was comprised of $87.9 million (2011: $Nil; 2010: $Nil) relating to our share of the losses of Janssen AI in excess of the losses funded solely by Johnson & Johnson’s initial $500.0 million funding commitment; the amortization expense of $13.3 million (2011: $50.9 million; 2010: $26.0 million) related to the basis differences described above and the non-cash impairment charge of $117.3 million (2011: $Nil, 2010: $Nil) representing the full initial estimated value of Elan’s 49.9% share of the Janssen AI AIP assets. The net loss on the Janssen AI equity method investment for the year ended December 31, 2011 also includes a charge of $27.5 million to correct an immaterial error from prior periods relating to our accounting for our equity method investment in Janssen AI.

Proteostasis

In May 2011, we invested $20.0 million into equity capital of Proteostasis and became a 24% shareholder. Our $20.0 million equity interest in Proteostasis has been recorded as an equity method investment on the Consolidated Balance Sheet. The net loss recorded on the equity method investment in 2012 was $3.3 million (2011: $2.7 million), representing our share of the net losses of Proteostasis.

Net Charge on Debt Retirement

2012

In 2012, we redeemed the outstanding aggregate principal amount of the 8.75% Senior Notes due 2016 issued October 2009 (the 2016 Notes issued October 2009) of $472.1 million and the outstanding aggregate principal amount of the 8.75% Senior Notes due 2016 issued August 2010 (the 2016 Notes issued August 2010) of $152.4 million. We recorded a net charge on debt retirement of

$76.1 million in 2012 in connection with the redemption of these notes, which was comprised of total early redemption premiums of $58.0 million and the write-off of unamortized deferred financing costs and original issue discounts of $18.1 million.

2011

In 2011, following the divestment of EDT, we redeemed the outstanding aggregate principal amount of the 8.875% Senior Fixed Rate Notes due 2013 (the 2013 Fixed Rate Notes) of $449.5 million and the outstanding aggregate principal amount of the Senior Floating Rate Notes Due 2013 (the 2013 Floating Rate Notes) of $10.5 million. We also redeemed $152.9 million of the outstanding aggregate principal amount of the 2016 Notes issued October 2009 and $47.6 million of the outstanding aggregate principal amount of the 2016 Notes issued August 2010. We recorded a net charge on debt retirement of $47.0 million in 2011 in connection with the redemption of these notes, which was comprised of total early redemption premiums of $33.4 million, the write-off of unamortized deferred financing costs and original issue discounts of $10.2 million and transaction costs of $3.4 million.

2010

During 2010, we redeemed the $300.0 million in aggregate principal amount of the Senior Floating Rate Notes due 2011 (2011 Floating Rate Notes). We also redeemed $15.5 million of the outstanding aggregate principal amount of the 2013 Fixed Rate Notes and $139.5 million of the outstanding aggregate principal amount of the 2013 Floating Rate Notes. We recorded a net charge on debt retirement of $3.0 million in 2010 in connection with the redemption of these notes, relating to the write-off of unamortized deferred financing costs associated with these notes.

For additional information related to our debt and debt redemptions, please refer to Note 24 to the consolidated financial statements.

Net Investment Losses/(Gains)

Net investment losses were $1.2 million in 2012, compared to net investment gains of $2.6 million in 2011 and $12.8 million in 2010. The net investment losses in 2012 primarily related to an other-than-temporary impairment of our marketable equity securities.

The net investment gains in 2011 are primarily related to the disposal of investment securities. The net investment gains in 2010 include a gain of $7.9 million related to a recovery realized on a previously impaired investment in auction rate securities (ARS) and gains on disposal of investment securities of $4.9 million.

The framework used for measuring the fair value of our investment securities, is described in Note 31 to the Consolidated Financial Statements.

Benefit from Income Taxes

For a discussion of the benefit from income taxes and adjustments for continuing operations for each of the years ended December 31, 2012, 2011 and 2010, refer to page 46.

Adjusted EBITDA – Non-GAAP Financial Information

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

Adjusted EBITDA is defined as net income or loss plus or minus net income from discontinued operations, net interest expense, provision for or benefit from income taxes, depreciation and amortization of costs and revenue, share-based compensation, other net gains or charges, net charge on debt retirement, net gain on divestment of business, net loss on equity method investments, net investment gains or losses, and settlement reserve charge. Adjusted EBITDA is not presented as, and should not be considered an alternative measure of, operating results or cash flows from operations, as determined in accordance with U.S. GAAP.

The following table shows a reconciliation from the net income/(loss) to the Adjusted EBITDA for each of the years ended December 31, 2012, 2011, 2010, 2009 and 2008 (in millions):

	2012	2011	2010	2009	2008

Net loss	$(137.4)	$560.5	$(324.7)	$(176.2)	$(71.0)
Net income from discontinued operations	(235.3)	(1,014.0)	(236.6)	(217.3)	(168.9)

Net loss from continuing operations	(372.7)	(453.5)	(561.3)	(393.5)	(239.9)
Net interest expense	56.6	104.9	118.4	136.1	132.5
(Benefit from)/provision for income taxes	(360.5)	(12.0)	(52.2)	(8.5)	(234.9)
Depreciation and amortization	11.5	14.8	17.3	28.7	27.5
Amortized fees, net	(0.3)	(0.5)	(0.1)	(0.2)	—

EBITDA	(665.4)	(346.3)	(477.9)	(237.4)	(314.8)
Share based compensation	29.3	21.6	18.6	22.3	32.9
Other net (gains)/charges	168.9	24.3	52.8	61.6	25.2
Net loss on equity method investments	221.8	81.1	26.0		—
Net charge on debt retirement	76.1	47.0	3.0	24.4	—
Net gain on divestment of business	—	—	(1.0)	(108.7)	—
Net investment losses/(gains)	1.2	(2.6)	(12.8)	(0.6)	21.8
Settlement reserve charge	—	—	206.3	—	—

Adjusted EBITDA	$(168.1)	$(174.9)	$(185.0)	$(238.4)	$(234.9)

In 2012, we reported Adjusted EBITDA losses of $168.1 million, compared to Adjusted EBITDA losses of $174.9 million in 2011. The improvement reflects lower operating expenses, following the cessation of early stage research activities that were not part of the Prothena separation.

In 2011, we reported Adjusted EBITDA losses of $174.9 million, compared to Adjusted EBITDA losses of $185.0 million in 2010. The improvement reflected lower R&D and support costs due to the realignment of and restructuring of the R&D organization in 2010.

Provision for Income Taxes

	2012	2011	2010
Continuing operations:
Provision for income taxes — continuing operations	$(360.5)	$(12.0)	$(52.2)
Discontinued operations:
Tysabri	65.7	56.4	43.3
Prothena	(5.0)	(2.5)	0.2
EDT	—	5.7	10.8

Provision for income taxes — discontinued operations	60.7	59.6	54.3

Provision for income taxes — total operations	$(299.8)	$47.6	$2.1

Total operations

The overall tax provision for 2012 for continuing and discontinued operations was a credit of $299.8 million (2011: $47.6 million expense; 2010: $4.5 million expense). In 2012, we did not record any adjustment to shareholders’ equity (2011: $Nil; 2010: $2.4 million reduction) to reflect tax shortfalls or windfalls related to equity awards.

The total tax credit of $299.8 million for continuing and discontinued operations for 2012 reflects income taxes at standard rates in the jurisdictions in which we operate and includes an Irish deferred tax credit of $335.0 million and a U.S. deferred tax expense of $34.6 million. The Irish deferred tax credit of $335.0 million relates primarily to the recognition of DTAs, the benefits of which are expected to be utilized in 2013 in offsetting Irish taxable income arising from the Tysabri divestment. The U.S. deferred tax expense of $34.6 million relates primarily to an increase in the valuation allowance related to U.S. DTAs from which we are now unlikely to benefit given the reduced recurring U.S. income in future years as a result of the expected Tysabri divestment in 2013. In 2011, there was a total deferred tax expense of $51.0 million and a total deferred tax expense $0.1 million in 2010.

In 2011, of the $51.0 million deferred tax expense for continuing and discontinued operations, $40.0 million arose due to the application of new state tax income attribution rules. Following the introduction of these new rules, we no longer expected to benefit from certain state tax loss and credit carry forwards prior to their expiry, due to a lower expected tax burden in future years. We therefore reduced our state DTAs by this amount.

Discontinued operations

To determine the allocation of our total tax provision between continuing and discontinued operations, we separately recalculated the tax provision for continuing operations only and allocated the difference between this tax amount and the total tax provision to discontinued operations for each of the disclosed periods.

DISCONTINUED OPERATIONS

Net income from discontinued operations for each of years ended December 31, 2012, 2011 and 2010, include the results of operations for the Tysabri, Prothena and EDT businesses, as set out below.

2012 Compared to 2011 and 2010 (in millions)

	2012	2011	2010

Total Revenue	$1,202.6	$1,242.0	$1,125.6
Cost of sales	655.5	638.9	571.1

Gross margin	547.1	603.1	554.5
Operating expenses/(gains):
Selling, general and administrative expenses	115.2	121.5	130.5
Research and development expenses	93.3	125.7	130.2
Net loss/(gain) on divestment of business	17.9	(652.9)	—
Other net charges/(gains)	4.2	(66.5)	3.5

Total operating expenses/(gains)	230.6	(472.2)	264.2

Operating income	316.5	1,075.3	290.3

Net interest and investment gains and losses:
Net interest expense/(income)	—	1.0	(0.6)
Net loss on disposal of equity method investment	13.3	—	—
Net loss on equity method investments	7.2	0.7	—

Net interest and investment gains and losses	20.5	1.7	(0.6)

Net income before income taxes from discontinued operations	296.0	1,073.6	290.9

Provision for income taxes	60.7	59.6	54.3

Net income from discontinued operations	$235.3	$1,014.0	$236.6

Separate analyses of the results from the Tysabri, Prothena and EDT businesses are presented below.

Tysabri

On February 6, 2013, we announced that we had entered into an agreement to dispose of our Tysabri IP and other assets related to Tysabri to Biogen Idec. In accordance with the terms of the transaction, upon consummation of the transaction we will terminate our existing collaboration arrangements with Biogen Idec and will receive an upfront payment of $3.25 billion. In addition, we will receive continuing royalties on Tysabri in-market sales. We will earn a royalty of 12% of global net sales of Tysabri during the first 12 months following the closing of the transaction. Thereafter, we will earn a royalty of 18% of global net sales up to $2.0 billion each year and a 25% royalty on annual global net sales above $2.0 billion each year. The transaction is expected to close in the first half of 2013, subject to the satisfaction of certain conditions, including customary regulatory approvals.

As a result of the decision to dispose of the Tysabri IP and other assets related to Tysabri, the results of Tysabri that are included in the Consolidated Statement of Operations for the year ended December 31, 2012, are presented as a discontinued operation and the comparative amounts have been restated to reflect this classification.

The income statement financial information relating to Tysabri for the years ended December 31, 2012, 2011 and 2010 are set-out below (in millions):

				% Increase/(Decrease)
	2012	2011	2010	2012/2011	2011/2010

Revenue	$1,202.6	$1,064.1	$851.5	13%	25%
Cost of sales	655.5	571.9	452.7	15%	26%

Gross margin	547.1	492.2	398.8	11%	23%
Operating expenses:
Selling, general and administrative expenses	113.2	96.1	90.8	18%	6%
Research and development expenses	62.0	67.7	67.8	(8)%	(0)%
Other net charges	4.2	1.6	1.2	163%	33%

Total operating expenses	179.4	165.4	159.8	8%	4%

Operating income	367.7	326.8	239.0	13%	37%
Net interest expense	—	—	—	—	—

Net income from discontinued operations before income taxes	367.7	326.8	239.0	13%	37%
Provision for income taxes	65.7	56.4	43.3	16%	30%

Net income from discontinued operation	$302.0	$270.4	$195.7	12%	38%

Tysabri Revenue

Revenue from the Tysabri business for the years ended December 31, 2012, 2011 and 2010 consisted of the following (in millions):

				% Increase/(Decrease)
	2012	2011	2010	2012/2011	2011/2010

Product revenue:
Tysabri- U.S.	$886.0	$746.5	$593.2	19%	26%
Tysabri- ROW	316.6	317.6	258.3	(0)%	23%

Total Tysabri	$1,202.6	$1,064.1	$851.5	13%	25%

Global in-market net sales of Tysabri can be analyzed as follows (in millions):

				% Increase/(Decrease)
	2012	2011	2010	2012/2011	2011/2010

United States	$886.0	$746.5	$593.2	19%	26%
ROW	745.1	764.1	636.8	(2)%	20%

Total Tysabri in-market net sales	$1,631.1	$1,510.6	$1,230.0	8%	23%

Tysabri in-market net sales were $1,631.1 million in 2012, $1,510.6 million in 2011 and $1,230.0 million in 2010. The increase in 2012 reflects the 13% increase in units sold and higher pricing in the U.S., which were negatively impacted by the $64.0 million revenue reserve in Italy, and unfavorable foreign currency movements, including the 8% decrease in the average dollar-euro exchange rate from 2011 to 2012. The increase in Tysabri in-market net sales in 2011, compared to 2010, reflected a 16% increase in units sold, higher pricing in the United States, and favorable exchange rate movements in the ROW market, partially reduced by the revenue reserve in Italy.

The revenue reserve for Italy relates to a notification received by Biogen Idec from the Italian National Medicines Agency in 2011, stating that sales of Tysabri had exceeded a limit established by the agency in 2007. Biogen Idec filed an appeal in December 2011 seeking a ruling that Biogen Idec’s interpretation is valid and that the position of the agency is unenforceable. As a result of this dispute, Biogen Idec deferred $64.0 million of revenue recognized on in-market net sales of Tysabri in Italy during 2012, having previously deferred $13.8 million of revenue in Italy during 2011. We expect that Biogen Idec will continue to defer a portion of in-

market revenues on future sales of Tysabri for Italy until the matter is resolved. As a consequence of this deferral of in-market net sales by Biogen Idec, we have deferred $30.6 million of revenue in 2012 and $37.5 million to date, reflecting the operating and accounting arrangements between the companies.

As of the end of December 2012, approximately 72,700 patients were on therapy worldwide, including approximately 33,400 commercial patients in the United States and approximately 38,400 commercial patients in the ROW, representing an increase of 12% over the approximately 64,700 (revised) patients who were on therapy at the end of December 2011. As of the end of December 2010, approximately 57,300 (revised) patients were on therapy worldwide.

Tysabri was developed in collaboration with Biogen Idec. Until the Tysabri Transaction closes, Tysabri will continue to be marketed in collaboration with Biogen Idec, and in general, subject to certain limitations, we will continue to share with Biogen Idec most of the development and commercialization costs for Tysabri. Biogen Idec is responsible for manufacturing the product. In the United States, until the Tysabri Transaction closes, we will continue to purchase Tysabri from Biogen Idec and are responsible for distribution. Consequently, we record as revenue the net sales of Tysabri in the U.S. market. We purchase product from Biogen Idec at a price that includes the cost of manufacturing, plus Biogen Idec’s gross margin on Tysabri, and this cost, together with royalties payable by us to other third parties, is included in cost of sales. Upon consummation of the Tysabri Transaction, Biogen Idec will be responsible for all of the development and commercialization (including distribution) costs for Tysabri.

Outside of the United States, Biogen Idec is responsible for distribution and we record as revenue our share of the profit or loss on these sales of Tysabri, plus our directly-incurred expenses on these sales, which are primarily comprised of royalties that we incur and are payable by us to third parties and are reimbursed by the collaboration.

Tysabri-U.S.

In the U.S. market, we recorded net sales of $886.0 million (2011: $746.5 million; 2010: $593.2 million). Almost all of these sales are in relation to the MS indication.

As of the end of December 2012, approximately 33,400 patients were on commercial therapy in the United States, which represents an increase of 11% over the approximately 30,000 patients who were on therapy at the end of December 2011. As of the end of December 2010, approximately 27,600 patients were on commercial therapy.

Tysabri-ROW

As previously mentioned, in the ROW markets, Biogen Idec is responsible for distribution and we record as revenue our share of the profit or loss on ROW sales of Tysabri, plus our directly incurred expenses on these sales, which are primarily comprised of royalties that we incur and are payable by us to third parties and are reimbursed by the collaboration. In 2012, we recorded ROW revenue of $316.6 million (2011: $317.6 million; 2010: $258.3 million), which was calculated as follows (in millions):

				% Increase/(Decrease)
	2012	2011	2010	2012/2011	2011/2010
ROW in-market sales by Biogen Idec	$745.1	$764.1	$636.8	(2)%	20%
ROW operating expenses incurred by Elan and Biogen Idec	(316.3)	(349.3)	(303.8)	(9)%	15%

ROW operating profit generated by Elan and Biogen Idec	428.8	414.8	333.0	3%	25%

Elan’s 50% share of Tysabri ROW collaboration operating profit	214.4	207.4	166.5	3%	25%
Elan’s directly incurred costs	102.2	110.2	91.8	(7)%	20%

Net Tysabri ROW revenue	$316.6	$317.6	$258.3	(0)%	23%

As of the end of December 2012, approximately 38,400 patients, principally in the European Union, were on commercial Tysabri therapy, an increase of 13% over the approximately 34,100 (revised) patients at the end of December 2011. As of the end of December 2010, approximately 29,100 (revised) patients were on commercial therapy.

Tysabri Cost of Sales

Cost of sales were $655.5 million in 2012, compared to $571.9 million in 2011 and $452.7 million in 2010. The increases in 2012 and 2011 were due to the increased sales of Tysabri. The gross profit margin was 46% in 2012, 46% in 2011 and 47% in 2010. The decrease in gross margin percentage in 2012 compared to 2011 was primarily due to the change in mix between U.S. and ROW reported revenues, and the costs associated with the administration of the JC virus antibody assay to patients.

The Tysabri gross profit margin of 46% in 2012 (2011: 46%; 2010: 47%) is impacted by the profit sharing and operational arrangements in place with Biogen Idec and reflects our gross margin on sales of the product in the United States of 38% in 2012 (2011: 40%; 2010: 39%), and our reported gross margin on ROW sales of 68% (2011: 65%; 2010: 65%). The decrease in the gross margin in the United States primarily reflects the costs associated with the administration of the JC virus antibody assay to patients, partially offset by higher pricing. The ROW gross margin reflects our share of the profit or loss on ROW sales plus our directly incurred expenses on these sales, which are primarily comprised of royalties that we incur and are payable by us to third parties and are reimbursed by the collaboration; offset by the inclusion in cost of sales of these royalties.

Tysabri Selling, General and Administrative Expenses

SG&A expenses were $113.2 million in 2012, $96.1 million in 2011 and $90.8 million in 2010. The increases of 18% in SG&A expenses in 2012, compared to 2011, and 6% in 2011, compared to 2010, are due to increased investment in Tysabri commercial activities in the United States.

Tysabri Research and Development Expenses

R&D expenses were $62.0 million in 2012, $67.7 million in 2011 and $67.8 million in 2010. The decrease of 8% in R&D expenses in 2012, compared to 2011, was primarily due to lower external expenses related to the U.S. clinical trials.

Tysabri Other Net Charges

Other net charges related to the Tysabri business of $4.2 million in 2012 (2011: $1.6 million; 2010: $1.2 million) were incurred as a result of the planned closure of the South San Francisco facility and the associated reduction in headcount.

Tysabri Provision for Income Taxes

For a discussion of the provision for income taxes for discontinued operations for each of the years ended December 31, 2012, 2011 and 2010, refer to page 46.

Prothena

On December 20, 2012, we completed the separation of the Prothena Business into a new, publicly traded company incorporated in Ireland. The issued share capital of Prothena was admitted to trading on the NASDAQ Global Market on December 21, 2012. Prothena focuses on the discovery and development of novel antibodies for the potential treatment of a broad range of diseases that involve protein misfolding or cell adhesion. The separation of the Prothena Business from Elan was completed through a demerger under Irish law. The demerger was effected by Elan transferring our wholly-owned subsidiaries comprising the Prothena Business to Prothena, in exchange for Prothena issuing Prothena ordinary shares directly to Elan shareholders, on a pro rata basis. Prothena’s issuance of its outstanding shares constituted a deemed in specie distribution (a distribution of non-cash assets) by Elan to Elan shareholders. Each Elan shareholder received one Prothena ordinary share for every 41 Elan ordinary shares or Elan ADSs held.

Immediately following the separation of the Prothena Business, a wholly owned subsidiary of Elan subscribed for 3.2 million newly-issued ordinary shares of Prothena, representing 18% of the outstanding ordinary shares of Prothena. This investment was recorded as an available for sale investment on the Consolidated Balance Sheet at an initial fair value of $22.9 million. In connection with the separation of the Prothena Business, we made a cash distribution to Prothena, which together with the consideration for 18% of Prothena’s outstanding ordinary shares, totaled $125.0 million.

The financial results of the Prothena Business included in the Consolidated Statement of Operations for the year ended December 31, 2012 are presented as a discontinued operation and the comparative amounts have been restated to reflect this classification.

Transaction and other costs associated with the Prothena separation of $17.9 million were incurred during 2012 and have been included in the net income from discontinued operations reporting line.

The income statement financial information relating to Prothena the period up to December 20, 2012, when the Prothena Business was divested by Elan, and for the years ended December 31, 2011 and 2010 are set-out below (in millions):

				% Increase/(Decrease)
	2012	2011	2010	2012/2011	2011/2010

Revenue	$—	$—	$—	—	—
Cost of sales	—	—	—	—	—

Gross margin	—	—	—	—	—
Operating expenses:
Selling, general and administrative expenses	2.0	1.6	0.8	25%	100%
Research and development expenses	31.3	23.7	8.7	32%	172%
Net loss on divestment of business	17.9	—	—	100%	—

Total operating expenses	51.2	25.3	9.5	102%	166%

Operating loss	(51.2)	(25.3)	(9.5)	102%	166%
Net interest expense	—	—	—	—	—

Net loss from discontinued operation before income taxes	(51.2)	(25.3)	(9.5)	102%	166%
(Benefit from)/provision for income taxes	(5.0)	(2.5)	0.2	100%	(1350)%

Net loss from discontinued operation	$(46.2)	$(22.8)	$(9.7)	103%	135%

Prothena Selling, General and Administrative Expenses

SG&A expenses were $2.0 million for the period to December 20, 2012, $1.6 million in 2011 and $0.8 million in 2010. The increases in SG&A expenses in 2012, compared to 2011, and in 2011, compared to 2010, reflected the higher G&A support costs resulting from the increase in research activities.

Prothena Research and Development Expenses

R&D expenses were $31.3 million for the period to December 20, 2012, $23.7 million in 2011 and $8.7 million in 2010. The increases in R&D expenses in 2012, compared to 2011, and in 2011, compared to 2010, primarily reflected the increased spend in the NEOD001 amyloidosis program, as well as higher spending on Prothena’s portfolio of targets including alpha-synuclein for the potential treatment of synucleinopathies, such as Lewy body dementia and Parkinson’s disease, and tau for Alzheimer’s disease and other tauopathies.

Net Loss on Divestment of Prothena Business

The net loss recorded on the divestment of the Prothena Business in 2012 was $17.9 million, primarily related to transaction costs.

Prothena Provision for Income Taxes

For a discussion of the provision for income taxes for discontinued operations in the period to December 20, 2012, and in the years ended December 31, 2011 and 2010 refer to page 46.

EDT

In September 2011, we announced the completion of the merger between Alkermes, Inc. and EDT following the approval of the merger by Alkermes, Inc. shareholders on September 8, 2011. Alkermes, Inc. and EDT were combined under a new holding company incorporated in Ireland named Alkermes plc. In connection with the transaction, we received $500.0 million in cash and 31.9 million ordinary shares of Alkermes plc common stock. At the close of the transaction, we held approximately 25% of the equity of Alkermes plc, with the existing shareholders of Alkermes, Inc. holding the remaining 75% of the equity. Alkermes plc shares are registered in the United States and trade on the NASDAQ stock market. Our equity interest in Alkermes plc was recorded as an equity method investment on the Consolidated Balance Sheet at an initial carrying amount of $528.6 million, based on the closing share price of $16.57 of Alkermes, Inc. shares on the date of the transaction.

Following the disposal of the EDT business in September 2011, the results of EDT were reported in continuing operations as a result of our 25% equity interest in Alkermes plc.

On March 13, 2012, we announced that we had sold 24.15 million of the ordinary shares that we held in Alkermes plc, which represented 76% of our shareholding in Alkermes plc. Following the sale we continued to own 7.75 million ordinary shares of Alkermes plc, representing an approximate 6% equity interest in Alkermes plc. Following the disposal of 24.15 million ordinary shares of Alkermes plc, our shareholding ceased to qualify as an equity method investment and as a result the results of EDT are presented as a discontinued operation in the Consolidated Statement of Operations for the comparative periods.

On January 31, 2013, we announced that we had agreed to sell all of our remaining 7.75 million ordinary shares of Alkermes plc. The sale closed on February 6, 2013 and we received proceeds of $169.7 million.

The income statement financial information relating to EDT for the years ended December 31, 2012, 2011 and 2010, is set-out below (in millions):

	2012	2011	2010	% Increase/ (Decrease) 2012/2011	% Increase/ (Decrease) 2011/2010

Revenue	$—	$177.9	$274.1	—	(35)%
Cost of sales	—	67.0	118.4	—	(43)%

Gross margin	—	110.9	155.7	—	(29)%
Operating expenses:
Selling, general and administrative expenses	—	23.8	38.9	—	(39)%
Research and development expenses	—	34.3	53.7	—	(36)%
Net gain on divestment of business	—	(652.9)	—	—	—
Other net (gains)/charges	—	(68.1)	2.3	—	(3061)%

Total operating expenses	—	(662.9)	94.9	—	(799)%

Operating income	—	773.8	60.8	—	1173%
Net interest and investment gains and losses:
Net interest expense	—	1.0	(0.6)	—	(267)%
Net loss on disposal of equity method investment	13.3	—	—	100%	—
Net loss on equity method investment	7.2	0.7	—	929%	100%

Net interest and investment gains and losses	20.5	1.7	(0.6)	1106%	(383)%

Net (loss)/income from discontinued operations before income taxes	(20.5)	772.1	61.4	(103)%	1157%
Provision for income taxes	—	5.7	10.8	—	(47)%

Net (loss)/income from discontinued operation	$(20.5)	$766.4	$50.6	(103)%	1415%

EDT Revenue

Revenue from the EDT business for the period up to September 16, 2011, when the EDT business was divested by Elan, was $177.9 million compared to $274.1 million in 2010. The EDT revenue can be analyzed as follows (in millions):

			% Increase / Decrease
	2011	2010	2011/2010
Product revenue:
Manufacturing revenue and royalties:
TriCor® 145	$35.5	$54.5	35%
Focalin® XR/Ritalin® LA	25.9	33.0	22%
Ampyra®	22.6	56.8	60%
Verelan®	18.1	21.8	17%
Naprelan®	5.9	12.6	53%
Skelaxin®	—	5.9	100%
Other	60.0	76.8	22%

Total product revenue from the EDT business	168.0	261.4	36%

Contract revenue:
Research revenue	6.0	8.2	27%
Milestone payments	3.9	4.5	13%

Total contract revenue from the EDT business	9.9	12.7	22%

Total revenue from the EDT business	$177.9	$274.1	35%

Manufacturing revenue and royalties comprised revenue earned from products EDT manufactured for clients and royalties earned principally on sales by clients of products that incorporate EDT’s technologies.

Manufacturing revenue and royalties for the period up to September 16, 2011 were $168.0 million compared to $261.4 million in 2010. The decrease in 2011 was principally due to the divestment of EDT on September 16, 2011 and the timing of Ampyra revenues. The manufacturing and royalty revenue recorded for Ampyra in 2010 of $56.8 million included shipments to Acorda Therapeutics Inc. (Acorda) to satisfy Acorda’s initial stocking requirements for the launch of the product in March 2010, as well as build-up of safety stock supply. We recorded revenue upon shipment of Ampyra to Acorda, as this revenue was not contingent upon ultimate sale of the shipped product by Acorda or its customers. Consequently, revenue varied with shipments and was not based directly on in-market sales.

Except as noted above, no other single product accounted for more than 10% of EDT manufacturing revenue and royalties in 2011 or 2010. The royalties on products not manufactured by EDT were 34% of total manufacturing revenue and royalties in 2011 (2010: 32%).

Contract revenue

Contract revenue was $9.9 million for the period up to September 16, 2011 and $12.7 million in 2010. Contract revenue consisted of research revenue, license fees and milestones arising from R&D activities performed on behalf of third parties. The changes between years in contract revenue were primarily due to the level of external R&D projects and the timing of when milestones were earned.

EDT Cost of Sales

Cost of sales were $67.0 million for the period up to September 16, 2011, compared to $118.4 million in 2010. The gross profit margin was 62% in 2011 and 57% in 2010. The decreased gross profit margin in 2011 primarily reflected the timing of divestment of the EDT business and the Ampyra launch in 2010.

EDT Selling, General and Administrative Expenses

SG&A expenses were $23.8 million for the period to September 16, 2011 and $38.9 million in 2010. The decrease of 39% in SG&A expenses in 2011, compared to 2010, primarily reflected the timing of divestment of the EDT business.

EDT Research and Development Expenses

R&D expenses were $34.3 million for the period to September 16, 2011 and $53.7 million in 2010. The decrease of 36% in R&D expenses in 2011, compared to 2010, primarily reflected the timing of divestment of the EDT business.

Net Gain on Divestment of Business

The net gain recorded on the divestment of the EDT business for the year ended December 31, 2011 amounted to $652.9 million, and was calculated as follows (in millions):

Cash consideration	$500.0
Investment in Alkermes plc	528.6

Total consideration	$1,028.6
Property, plant and equipment	(202.0)
Goodwill and other intangible assets	(53.0)
Working capital and other net assets	(84.5)
Transaction and other costs	(36.2)

Net gain on divestment of business	$652.9

EDT Other Net (Gains)/Charges

During 2011, EDT incurred severance, restructuring and other costs of $10.0 million (2010: $2.3 million), and facilities charges of $6.4 million (2010: $Nil) arising from the closure of the King of Prussia, Pennsylvania site in 2011, offset by legal settlement gains of $84.5 million (2010: $Nil). The severance, restructuring and other costs of $2.3 million in 2010 arose from the realignment of resources to meet our business structure.

In June 2008, a jury ruled in the U.S. District Court for the District of Delaware that Abraxis Biosciences, Inc. (Abraxis, since acquired by Celgene Corporation) had infringed a patent owned by EDT in relation to the application of NanoCrystal® technology to Abraxane®. EDT was awarded $55 million, applying a royalty rate of 6% to sales of Abraxane from January 1, 2005 through June 13, 2008 (the date of the verdict), though the judge had yet to rule on post-trial motions or enter the final order. This award and damages associated with the continuing sales of the Abraxane product were subject to interest. In February 2011, we entered into an agreement with Abraxis to settle this litigation. As part of the settlement agreement with Abraxis, we received $78.0 million in full and final settlement in March 2011 and recorded a gain of this amount.

During 2011, EDT entered into an agreement with Alcon Laboratories, Inc. (Alcon) to settle litigation in relation to the application of NanoCrystal technology. As part of the settlement agreement with Alcon, EDT received $6.5 million in full and final settlement.

Net Loss on Disposal of Equity Method Investment

Following the completion of the merger between Alkermes, Inc. and EDT in September 2011, we held approximately 25% of the equity of Alkermes plc (31.9 million shares) at the close of the transaction. Our equity interest in Alkermes plc was recorded as an equity method investment on the Consolidated Balance Sheet at an initial carrying amount of $528.6 million, based on the closing share price of $16.57 of Alkermes, Inc. shares on the date of the transaction.

In March 2012, we sold 76% (24.15 million ordinary shares) of our shareholding in Alkermes plc and received net proceeds of $380.9 million, after deduction of underwriter and other fees. Following this sale we continued to own 7.75 million ordinary shares of Alkermes plc, representing an approximate 6% equity interest in Alkermes plc. Following the sale of the 24.15 million ordinary shares, our remaining equity interest in Alkermes plc ceased to qualify as an equity method investment and was recorded as an available-for-sale investment with an initial carrying value of $126.5 million. The net loss on disposal of $13.3 million was calculated as follows (in millions):

Share proceeds	$398.5
Initial carrying value of available for sale investment	126.5
Carrying value of equity method investment divested	(520.7)
Transaction costs	(17.6)

Net loss	$(13.3)

On January 31, 2013, we announced that we had agreed to sell all of our remaining 7.75 million ordinary shares of Alkermes plc. The sale closed on February 6, 2013 and we received proceeds of $169.7 million.

Net Loss on Equity Method Investment

For the year ended December 31, 2012, we recorded a net loss on the equity method investment of $7.2 million (2011: $0.7 million) related to our share of the losses of Alkermes plc in the period prior to the disposal of the 24.15 million ordinary shares of Alkermes plc.

For additional information relating to our equity method investments, refer to Note 9 to the Consolidated Financial Statements. For additional information relating to our available for sale investments, refer to Note 17 to the Consolidated Financial Statements.

EDT Provision for Income Taxes

For a discussion of the provision for income taxes for discontinued operations in the period to September 16, 2011, and in the year ended December 31, 2011 refer to page 46.

Reconciliation of net income of discontinued operations to Adjusted EBITDA of discontinued operations (in millions)

	2012	2011	2010	2009	2008
Net income from discontinued operations	$235.3	$1,014.0	$236.6	$217.3	$168.9
Net interest expense	—	1.0	(0.6)	1.8	(0.5)
Provision for income taxes	60.7	59.6	54.3	54.9	8.6
Depreciation and amortization	13.3	21.0	46.0	46.3	42.6
Amortized fees, net	—	—	(0.2)	—	(2.5)

EBITDA from discontinued operations	309.3	1,095.6	336.1	320.3	217.1
Share based compensation expense	9.8	11.0	11.9	8.7	13.1
Net loss/(gain) on divestment of business	17.9	(652.9)	—	—	—
Other net charges/(gains)	4.2	(66.5)	3.5	5.7	9.0
Net loss on disposal of equity method investment	13.3	—	—	—	—
Net loss on equity method investments	7.2	0.7	—	—	—

Adjusted EBITDA of discontinued operations	$361.7	$387.9	$351.5	$334.7	$239.2

Refer to page 45 for further information on our reasons for using Adjusted EBITDA as a non-GAAP financial measure.

B.	Liquidity and Capital Resources

Cash and Cash Equivalents, Liquidity and Capital Resources

Our liquid and capital resources at December 31 were as follows (in millions):

				Increase/
	2012	2011		(Decrease)
Cash and cash equivalents	$431.3	$271.7		59%
Restricted cash and cash equivalents — current	2.6	2.6		—
Investment securities — current	167.9	0.3		55867%
Shareholders’ equity	618.2	801.8		(23)%
Total aggregate principal amount of debt	600.0	624.5	(1)	(4)%

(1)	Refer to Note 24 to the Consolidated Financial Statements for a reconciliation of the 2011 aggregate principal amount of the debt to the carrying amount.

As of December 31, 2012, our total cash and cash equivalents, current restricted cash and cash equivalents, and current investment securities of $601.8 million (2011: $274.6 million) included $357.7 million (2011: $235.8 million) that was held by foreign subsidiaries in the following jurisdictions (in millions):

	2012	2011	Increase/ (Decrease)
United States	$292.1	$172.8	69%
Bermuda	41.1	38.0	8%
Other	24.5	25.0	(2)%

Total	$357.7	$235.8	52%

There are currently no restrictions that would have a material adverse impact on the parent company or consolidated liquidity of Elan in relation to the intercompany transfer of cash held by our foreign subsidiaries.

We have historically financed our operating and capital resource requirements through cash flows from operations, sales of investment securities and borrowings. We consider all highly liquid deposits with a maturity on acquisition of three months or less to be cash equivalents. Our primary source of funds as of December 31, 2012, consisted of cash and cash equivalents of $431.3 million, which primarily comprise of bank deposits and holdings in U.S. Treasuries funds.

At December 31, 2012, our shareholders’ equity was $618.2 million, compared to $801.8 million at December 31, 2011. The decrease is primarily due to the net loss incurred during the year. The net loss for 2012 from continuing and discontinued operations included other charges of $173.1 million principally associated with the planned closure of the South San Francisco facility and reduction in headcount following the announcement during the third quarter of 2012 of the separation of the Prothena Business and cessation of the remaining early stage research activities. Refer to Note 6 and Note 12 to the Consolidated Financial Statements for additional information on this item.

During 2012, we completed the offering of $600.0 million of the 6.25% Senior Fixed Rate Notes due 2019 (the 6.25% Notes). These Notes have substantially the same terms as those of the 2016 Notes issued October 2009 and the 2016 Notes issued August 2010 (the 2016 Notes issued October 2009, together with the 2016 Notes issued August 2010, the “8.75% Notes”).

During 2012, using the proceeds of the 6.25% Notes offering and existing cash, we redeemed all of the outstanding 8.75% Notes of which $624.5 million in principal amount was outstanding. Following the completion of the offering of $600.0 million of the 6.25% Notes and the redemption of the outstanding 8.75% Notes, the aggregate principal amount of our total debt was reduced from $624.5 million at December 31, 2011 to $600.0 million at December 31, 2012, and the maturity of the debt was extended by approximately three years from October 2016 to October 2019.

We believe that we have sufficient current cash, liquid resources, realizable assets and investments to meet our liquidity requirements for at least the next 12 months. Longer term liquidity requirements and debt repayments will need to be met out of available cash resources, future operating cash flows, financial and other asset realizations and future financing. However, events, including the failure to complete the Tysabri Transaction, a material deterioration in our operating performance as a result of an inability to sell significant amounts of Tysabri, material adverse legal judgments, fines, penalties or settlements arising from litigation or governmental investigations, failure to successfully develop and receive marketing approval for products under development or the occurrence of other circumstances or events described under Item 3D. “Risk Factors,” could materially and adversely affect our ability to meet our longer term liquidity requirements.

We expect to commit significant cash resources to the development and commercialization of our ELND005 compound and our remaining Janssen AI funding commitment. Refer to Item 5F. “Tabular Disclosure of Contractual Obligations” for details of our commitments to provide funding to Janssen AI, which commenced during 2012.

We continually evaluate our liquidity requirements, capital needs and availability of resources in view of, among other things, alternative uses of capital, debt service requirements, the cost of debt and equity capital and estimated future operating cash flow. We may raise additional capital; restructure or refinance outstanding debt; repurchase material amounts of outstanding debt (the 6.25% Notes) or equity; consider the sale of interests in subsidiaries, investment securities or other assets; or take a combination of such steps or other steps to increase or manage our liquidity and capital resources. Any such actions or steps, including any repurchase of outstanding debt or equity, could be material. In the normal course of business, we may investigate, evaluate, discuss and engage in future company or product acquisitions, capital expenditures, investments and other business opportunities. In the event of any future acquisitions, capital expenditures, investments or other business opportunities, we may consider using available cash or raising additional capital, including the issuance of additional debt.

Cash Flow Summary

The components of the net decrease/increase in cash and cash equivalents at December 31 were as follows (in millions):

	2012	2011	2010
Net cash provided by/(used in) operating activities	$55.3	$(120.2)	$68.2
Net cash provided by/(used in) investing activities	303.2	660.5	(216.0)
Net cash used in financing activities	(198.8)	(691.0)	(266.1)
Effect of exchange rate changes on cash	(0.1)	(0.1)	(0.1)

Net increase/(decrease) in cash and cash equivalents	159.6	(150.8)	(414.0)

Cash and cash equivalents at beginning of year	271.7	422.5	836.5

Cash and cash equivalents at end of year	$431.3	$271.7	$422.5

Operating Activities

The components of net cash provided by/used in operating activities at December 31 were as follows (in millions):

	2012	2011	2010
Adjusted EBITDA from continuing operations	$(168.1)	$(174.9)	$(185.0)
Adjusted EBITDA from discontinued operations	361.7	387.9	351.5
Net interest and tax	(52.6)	(98.1)	(114.5)
Divestment of business — transaction costs	—	(34.1)	1.0
Other net charges	(105.8)	(153.0)	(42.8)
Working capital (increase)/decrease	20.1	(48.0)	58.0

Net cash (used in)/provided by operating activities	$55.3	$(120.2)	$68.2

Net cash provided by operating activities was $55.3 million in 2012 (2011: used $120.2 million; 2010: provided by $68.2 million).

The improvement in Adjusted EBITDA from continuing operations net cash outflow from a loss of $174.9 million in 2011 to a loss of $168.1 million in 2012 reflects lower operating expenses, following the cessation of early stage research activities that were not part of the Prothena separation. The improvement in the Adjusted EBITDA loss from continuing operations from $185.0 million in 2010 to $174.9 million in 2011 is primarily attributable to the 15% decrease in combined SG&A and R&D expenses.

The decrease in Adjusted EBITDA from discontinued operations net cash inflow from $387.9 million in 2011 to $361.7 million in 2012 was primarily due to lower revenues as a result of the EDT divestment in 2011, offset by the continued growth of Tysabri. The improvement in Adjusted EBITDA from discontinued operations net cash inflow from $351.5 million in 2010 to $387.9 million in 2011 is primarily attributable to improved Tysabri operating performance and a 5% decrease in combined SG&A and R&D expenses.

Net interest and tax are discussed further on page 42 for net interest expense and on page 46 for income taxes. The interest and tax expenses within net cash used in operating activities exclude net non-cash credits of $295.8 million in 2012 (2011: $55.4 million of non-cash charges; 2010: $5.4 million of non-cash charges), comprised of net non-cash interest expenses of $4.6 million in 2012 (2011: $4.4 million; 2010: $5.3 million) and a net non-cash tax credit of $300.4 million (2011: $51.0 million expense; 2010: $0.1 million expense).

The divestment of business charge of $34.1 million in 2011 includes the transaction costs and other cash charges related to the divestment of EDT. The divestment of business gain of $1.0 million in 2010 included the release of accruals for transaction costs associated with the divestment of the AIP business which took place in 2009.

The other net charges of $105.8 million in 2012 (2011: $153.0 million; 2010: $42.8 million) were principally related to the other net charges described on pages 40, 50 and 54; adjusted to exclude non-cash other charges of $72.5 million in 2012 (2011: $11.1 million; 2010: $13.5 million); and Prothena spin-off transaction costs of $5.2 million. The net cash outflow in 2011 is primarily attributable to the settlement reserve charge outflow of $206.3 million related to the Zonegran settlement that was recognized in 2010 and paid in March 2011, and was partially offset by the receipt of legal settlement gains of $84.5 million during 2011.

The working capital decrease in 2012 of $20.1 million is primarily due to the increase in the restructuring accrual and onerous lease provision related to the planned closure of the South San Francisco facility and reduction in headcount following the separation of the Prothena Business and cessation of the remaining early stage research activities, and the Cambridge Collaboration termination fee of $8.0 million.

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

Investing Activities

Net cash provided by investing activities was $303.2 million in 2012. The primary component of cash provided by investing activities was the net proceeds of $380.9 million from the sale of our 24.15 million shares held in Alkermes plc. This is offset by funding of $76.9 million provided to Janssen AI during 2012.

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

Financing Activities

Net cash used in financing activities of $198.8 million in 2012 was primarily comprised of outflows of $682.5 million related to the debt redemption of the 2016 Notes issued October 2009 and the 2016 Notes issued August 2010 offset by proceeds from the issuance of $600.0 million (net of transaction costs of $12.1 million) of the 6.25% Notes. The principal amount of debt repaid was $624.5 million and cash debt retirement costs of $58.0 million were incurred upon early redemption of the Notes. In addition, in connection with the separation of the Prothena Business, we made a cash distribution to Prothena, which together with the consideration for 18% of Prothena’s outstanding ordinary shares, totaled $125.0 million.

Net cash used by financing activities of $691.0 million in 2011 was primarily comprised of outflows of $697.3 million related to the debt redemption of the 2013 Fixed Rate Notes and the 2013 Floating Rate Notes and partial redemption of the 2016 Notes issued October 2009 and the 2016 Notes issued August 2010. The principal amount of debt repaid was $660.5 million and cash debt retirement costs of $36.8 were incurred upon early redemption of the Notes.

Net cash used by financing activities of $266.1 million in 2010 was primarily comprised of outflows of $300.0 million related to the redemption of the 2011 Floating Rate Notes and $155.0 million related to the partial redemption of the 2013 Fixed Rate Notes and the 2013 Floating Rate Notes partially offset by proceeds from the issuance of $200.0 million (net of transaction costs of $12.9 million) of the 2016 Notes issued August 2010.

Debt Facilities

At December 31, 2012, we had total outstanding debt with an aggregate principal amount of $600.0 million, which consisted of the following (in millions):

6.25% Notes	$600.0

Total	$600.0

Our indebtedness could have important consequences to us. For example, it does or could:

•	Increase our vulnerability to general adverse economic and industry conditions;

•

Require us to dedicate a substantial portion of our cash flow from operations to payments on indebtedness, thereby reducing the availability of our cash flow to fund R&D (including our funding commitments to Janssen AI (for AIP)), working capital, capital expenditures, acquisitions, investments and other general corporate purposes;

•	Cause us to elect to redeem our indebtedness at a premium in order to avoid potential debt covenant breaches;

•	Limit our flexibility in planning for, or reacting to, changes in our businesses and the markets in which we operate;

•	Place us at a competitive disadvantage compared to our competitors that have less debt; and

•	Limit our ability to borrow additional funds.

During 2012, as of December 31, 2012, and, as of the date of filing of this Form 20-F, we were not in violation of any of our debt covenants. For additional information regarding our outstanding debt, refer to Note 24 to the Consolidated Financial Statements.

Commitments and Contingencies

For information regarding commitments and contingencies, refer to Notes 33 and 34 to the Consolidated Financial Statements.

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

On February 6, 2013, we announced that we had agreed to dispose of our Tysabri IP and other rights related to Tysabri to Biogen Idec. In accordance with the terms of the transaction, upon consummation of the transaction, the existing collaboration arrangements with Biogen Idec will be terminated and we will receive from Biogen Idec an upfront payment of $3.25 billion. In addition, we will receive continuing royalties from Biogen Idec on Tysabri in-market sales. The transaction is expected to close in the first half of 2013, subject to the satisfaction of certain conditions, including customary regulatory approvals.

In August 2012, we announced our intention to separate our Prothena Business into a new, publicly traded company and discontinue the portion of the drug discovery business platform not included in the Prothena Business. The separation of the Prothena Business was completed pursuant to a demerger under Irish law on December 20, 2012.

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

R&D expenses include personnel, materials, equipment and facilities costs that are allocated to related R&D activities. The amortization of intangible assets used in R&D activities and the costs of intangibles that are purchased from others for a particular R&D project and that have no alternative future uses are also included in R&D expenses.

The following table sets forth the total R&D expenses from continuing and discontinued operations incurred for our significant non-EDT programs (those programs that have advanced to at least Phase 2 development with one or more compounds) and other non-EDT R&D expenses for the years ended December 31, 2012, 2011 and 2010, and the cumulative amounts to date. It also sets forth the R&D expenses incurred for EDT for the period up to September 16, 2011, when the EDT business was divested, and for the year ended December 31, 2011, (in millions):

				Cumulative
	2012	2011	2010	to date(1)
Tysabri	$70.4	$72.5	$71.4	$842.2
Aggregation inhibitor (ELND005, with Transition)	33.1	18.1	20.3	142.6
Other R&D(2)	84.8	107.6	113.3	356.9
EDT	—	34.3	53.7

Total	$188.3	$232.5	$258.7

(1)

Cumulative R&D costs to date include the costs incurred from the date when these individual programs have been separately tracked in preclinical development. Expenditures in the early discovery stage are not tracked by program and accordingly have been excluded from these cumulative amounts.

(2)	Other R&D is comprised of programs related principally to the potential treatment of central nervous system diseases that have not yet entered Phase 2 development.

For further for information on our R&D, Patents and Licenses, etc., see Item 4B. “Business Overview”.

Our R&D expenses incurred are presented in the following reporting lines in the Consolidated Statements of Operations for the years ended December 31, 2012, 2011 and 2010 (in millions):

	2012	2011	2010
Research and development (continuing expenses)	$95.0	$106.8	$128.5
Net income from discontinued operations(1)	93.3	125.7	130.2

Total	$188.3	$232.5	$258.7

(1)

The R&D expenses reported in net income from discontinued operations excludes an allocation of certain corporate facilities overheads included in the analysis of R&D expenses by program in the table above. These overheads are reported in the continuing operations research and development expense reporting line.

D.	Trend Information

See Item 4B. “Business Overview” and Item 5A. “Operating Results” for trend information.

E.	Off-Balance Sheet Arrangements

As of December 31, 2012, we have no unconsolidated special purpose financing or partnership entities or other off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, that are material to investors.

F.	Tabular Disclosure of Contractual Obligations

The following table sets out (in millions), at December 31, 2012, our main contractual obligations due by period for debt principal and interest repayments and operating leases. These represent the major contractual, future payments that may be made by Elan. The table does not include items such as expected capital expenditures on plant and equipment or future investments in financial assets. As of December 31, 2012, the directors had authorized capital expenditures, which had been contracted for, of $0.1 million (2011: $3.0 million). As of December 31, 2012, the directors had authorized capital expenditures, which had not been contracted for, of $1.7 million (2011: $6.4 million).

		Less than	1-3	3-5	More than
	Total	1 Year	Years	Years	5 Years
2019 Notes issued October 2012	$600.0	$—	$—	$—	$600.0

Total debt principal obligations	600.0	—	—	—	600.0
Debt interest payments	254.9	37.5	75.0	75.0	67.4
Operating lease obligations	109.2	21.3	34.5	29.0	24.4

Total contractual obligations	$964.1	$58.8	$109.5	$104.0	$691.8

On September 17, 2009, Janssen AI, a newly formed subsidiary of Johnson & Johnson, completed the acquisition of substantially all of our assets and rights related to the AIP. In addition, Johnson & Johnson, through its affiliate Janssen Pharmaceutical, invested $885.0 million in exchange for newly issued American Depositary Receipts (ADRs) of Elan, representing 18.4% of our outstanding Ordinary Shares at the time. Johnson & Johnson also committed to fund up to $500.0 million towards the further development and commercialization of the AIP. Any required additional expenditures in respect of Janssen AI’s obligations under the AIP collaboration in excess of the initial $500.0 million funding commitment is required to be funded by Elan and Johnson & Johnson in proportion to their respective shareholdings up to a maximum additional commitment of $400.0 million in total. In the event that further funding is required beyond the $400.0 million, such funding will be on terms determined by the board of Janssen AI, with Johnson & Johnson and Elan having a right of first offer to provide additional funding. During 2012, the remaining balance of the initial $500.0 million funding commitment, which amounted to $57.6 million at December 31, 2011, was spent. Subsequent to the full utilization of the initial $500.0 million funding commitment, we provided funding of $76.9 million to Janssen AI during 2012. In addition, we provided funding to Janssen AI of $29.9 million in January 2013, which will be recorded in the 2013 financial statements. Following the provision of this funding in January 2013, our remaining funding commitment to Janssen AI is $93.2 million. The table above does not reflect this funding commitment, which is contingent on the future operations and expenditure of Janssen AI.

In December 2010, we modified our Collaboration Agreement with Transition and, in connection with this modification, Transition elected to exercise its opt-out right under the original agreement and we agreed to pay Transition $9.0 million, which we paid to them in January 2011. Under the modified Collaboration Agreement, Transition was eligible to receive a further $11.0 million payment from us upon the commencement of the next ELND005 clinical trial. This was paid to Transition during 2012 when we commenced a Phase 2 study of oral ELND005 as an adjunctive maintenance treatment of patients with BPD 1. We also commenced a Phase 2 clinical trial of ELND005 during 2012 for the treatment of agitation/aggression in patients with moderate to severe Alzheimer’s disease.

As a consequence of Transition’s decision to exercise its opt-out right, it will no longer fund the development or commercialization of ELND005 and has relinquished its 30% ownership of ELND005 to us. Consistent with the terms of the original agreement, following its opt-out decision, Transition will be entitled to receive milestone payments of up to $93.0 million, along with tiered royalty payments on net sales of ELND005 ranging in percentage from a high single digit to the mid teens, depending on level of sales.

At December 31, 2012, we had liabilities related to unrecognized tax benefits of $7.2 million (excluding total potential penalties and interest of $2.3 million). It is not possible to accurately assess the timing of or the amount of any settlement in relation to these liabilities.

At December 31, 2012, we had commitments to invest $2.0 million (2011: $2.6 million) in healthcare managed funds.

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

For information regarding the fair value of our debt, refer to Note 24 to the Consolidated Financial Statements.

Item 6.	Directors, Senior Management and Employees.

A.	Directors and Senior Management

Directors

Robert A. Ingram (70)

Position	Date of Appointment	Tenure as of December 31, 2012
Non-Executive Director	December 3, 2010	2 years
Chairman of the Board	January 26, 2011	1 year 11 months
Member of the Nominating & Governance Committee (NGC)	January 26, 2011	1 year 11 months

Mr. Ingram was appointed a director of Elan in December 2010, and assumed the role of chairman effective January 26, 2011. He is currently a general partner of Hatteras Venture Partners, LLC and has served as an advisor to the CEO of GlaxoSmithKline plc since January 2010. Mr. Ingram served as vice chairman pharmaceuticals of GlaxoSmithKline, acting as a special advisor to the corporate executive team from January 2003 until December 2009. He was chief operating officer and president, pharmaceutical operations of GlaxoSmithKline from January 2001 to January 2003. Mr. Ingram was CEO of Glaxo Wellcome plc from 1997 to 2000, and chairman of Glaxo Wellcome Inc. from 1999 to 2000. He is lead director of CREE Inc. and Valeant Pharmaceuticals Inc. and a director of HBM BioVentures AG and Edwards Lifesciences Corporation.

Gary Kennedy (55)

Position	Date of Appointment	Tenure as of December 31, 2012
Non-Executive Director	May 26, 2005	7 years 7 months
Member of the Audit Committee	September 9, 2005	7 years 3 months
Chairman of the Audit Committee	May 24, 2007	5 years 7 months
Member of the Leadership, Development & Compensation Committee (LDCC)	August 26, 2009	3 years 4 months

Mr. Kennedy was appointed a director of Elan in May 2005, and is currently Chairman of Greencore Group plc. Mr. Kennedy is also a director of Friends First Assurance Company, serves as a board member to a number of private companies and was a director of IBRC Limited until February 2013. From May 1997 to December 2005, he was group director, finance and enterprise technology, at Allied Irish Banks, plc (AIB), a member of the main board of AIB, and was also on the board of M&T, AIB’s associate in the United States. Prior to that, Mr. Kennedy was group vice president at Nortel Networks Europe after starting his management career at Deloitte & Touche. He served on the board of the Industrial Development Authority of Ireland for 10 years until he retired in December 2005 and is a Fellow of Chartered Accountants Ireland.

Patrick Kennedy (43)

Position	Date of Appointment	Tenure as of December 31, 2012
Non-Executive Director	May 22, 2008	4 years 7 months
Member of the LDCC	September 10, 2008	4 years 3 months
Chairman of the LDCC	January 29, 2009	3 years 11 months

Mr. Kennedy was appointed a director of Elan in May 2008. He is currently CEO of Paddy Power plc, an international betting and gaming group, listed on both the London and Irish Stock Exchanges; and is also a director of Bank of Ireland. Mr. Kennedy was previously Chief Financial Officer (CFO) of Greencore Group plc and prior to that worked with McKinsey & Company in both their London and Dublin offices. Mr. Kennedy also previously worked with KPMG’s corporate finance arm, splitting his time between Dublin and the Netherlands. Mr. Kennedy is a graduate of University College Dublin, Trinity College Dublin and a Fellow of Chartered Accountants Ireland.

Giles Kerr (53)

Position	Date of Appointment	Tenure as of December 31, 2012
Non-Executive Director	September 13, 2007	5 years 3 months
Member of the Audit Committee	January 31, 2008	4 years 11 months
Member of the NGC	January 27, 2010	2 years 11 months

Mr. Kerr was appointed a director of Elan in September 2007. He is currently the director of finance with the University of Oxford, England, and a fellow of Keble College. At present Mr. Kerr is a member of the board and the chairman of the audit committee of Victrex plc and BTG plc. He is also a director of Isis Innovation Ltd. and a number of other private companies. Previously, Mr. Kerr was the group finance director and CFO of Amersham plc, and prior to that he was a partner with Arthur Andersen in the United Kingdom. Mr. Kerr is a Fellow of the Institute of Chartered Accountants in England and Wales.

G. Kelly Martin (53)

Position	Date of Appointment	Tenure as of December 31, 2012
Executive Director & CEO	February 4, 2003	9 years 10 months

Mr. Martin was appointed a director of Elan in February 2003 following his appointment as president and CEO. Before joining Elan, Mr. Martin spent more than 20 years at Merrill Lynch & Co., Inc., where he held a broad array of operating responsibilities.

Kieran McGowan (69)

Position	Date of Appointment	Tenure as of December 31, 2012
Non-Executive Director	December 1, 1998	14 years 1 month
Lead Independent Director	February 1, 2006	6 years 11 months
Member of the NGC	May 31, 2002	10 years 7 months
Chairman of the NGC	September 9, 2005	7 years 3 months

Mr. McGowan was appointed a director of Elan in December 1998. He is a director Charles Schwab Worldwide Funds plc and was, until May 2012, chairman of CRH plc, as well as sitting on the board of a number of private companies. From 1990 until his retirement in December 1998, Mr. McGowan was chief executive of the Industrial Development Authority of Ireland. He has served as president of the Irish Management Institute and has chaired the Governing Authority at University College Dublin.

Kyran McLaughlin (68)

Position	Date of Appointment	Tenure as of December 31, 2012
Non-Executive Director	January 30, 1998	14 years 11 months
Member of the NGC	May 31, 2002	10 years 7 months

Mr. McLaughlin was appointed a director of Elan in January 1998 and served as chairman from January 2005 to January 2011. He is deputy chairman at Davy, Ireland’s largest stockbroker firm. He is also a director of Ryanair Holdings plc and is a director of a number of private companies.

Donal O’Connor (62)

Position	Date of Appointment	Tenure as of December 31, 2012
Non-Executive Director	May 22, 2008	4 years 7 months
Member of the Audit Committee	September 10, 2008	4 years 3 months
Member of the LDCC	May 26, 2010	2 years 7 months

Mr. O’Connor was appointed a director of Elan in May 2008. He holds directorships in a number of private companies. Prior to joining the Elan Board, Mr. O’Connor was the senior partner of PricewaterhouseCoopers in Ireland from 1995 until 2007. He was also a member of the PricewaterhouseCoopers Global Board and was a former chairman of the Eurofirms Board. Mr. O’Connor is a graduate of University College Dublin and a Fellow of Chartered Accountants Ireland.

Richard Pilnik (55)

Position	Date of Appointment	Tenure as of December 31, 2012
Non-Executive Director	July 16, 2009	3 years 5 months

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

Dennis J. Selkoe MD (69)

Position	Date of Appointment	Tenure as of December 31, 2012
Non-Executive Director(1)	July 1, 1996	16 years 4 months
Member of the Science and Technology Committee (S&TC)	August 26, 2009	3 years 4 months
Member of the NGC	January 27, 2010	2 years 11 months

(1)	Retired as a director July 16, 2009 and subsequently reappointed on August 26, 2009.

Dr. Selkoe was appointed a director of Elan in July 1996, following the acquisition of Athena Neurosciences, where he served as a director since July 1995. Dr. Selkoe was a scientific founder of Athena Neurosciences. Dr. Selkoe, as a neurologist, is the Vincent and Stella Coates Professor of Neurologic Diseases at Harvard Medical School and co-director of the Center for Neurologic Diseases at The Brigham and Women’s Hospital.

Andrew von Eschenbach, MD (71)

Position	Date of Appointment	Tenure as of December 31, 2012
Non-Executive Director	September 15, 2011	1 year 3 months
Member of the S&TC	September 15, 2011	1 year 3 months

Dr. von Eschenbach, MD, was appointed a director of Elan in September 2011. He is currently the President of Samaritan Health Initiatives Inc., a health care policy consultancy. He previously served as Commissioner of the FDA from 2005 to 2009. Prior to that he served as the Director of the National Cancer Institute and held a number of leadership roles at the University of Texas’ M.D. Anderson Cancer Center. He was educated at St. Joseph’s University, Philadelphia and received his M.D. from Georgetown University. His current responsibilities include serving on the boards of Histosonics Inc., the Focused Ultrasound Surgery Foundation, Viamet Pharmaceuticals, the National Comprehensive Cancer Centers Network Foundation, BioTime Inc. and its subsidiary OncoCyte Corporation, and Banyan Biomarkers, Inc. He also serves on the advisory boards of Chugai Pharmaceutical International Advisory Council, GE Healthymagination, the Scientific Advisory Board of Arrowhead Research Corporation and is a Senior Fellow at the Milken Institute and director of the FDA Project at the Manhattan Institute.

Senior Management

Nigel Clerkin (39)

Executive Vice President & Chief Financial Officer

Mr. Clerkin was named chief financial officer in May 2011. Prior to that, he had served as senior vice president, finance and group controller since January 2004. He previously held a number of financial and strategic planning positions since joining Elan in January 1998. Mr. Clerkin is a Fellow of Chartered Accountants Ireland and a graduate of Queen’s University Belfast.

Guriq Basi, Dr. (56)

Chief Science & Technology Officer

Dr. Basi was appointed chief science and technology officer in October 2012. Before this Dr. Basi was head of pre-clinical development at Neotope Biosciences, an Elan business unit which specialized in the discovery and development of biologics for the treatment of diseases associated with protein misfolding. Between June 2008 and May 2010, Dr. Basi was vice-president of extramural research at Elan and prior to that was senior director of discovery research and head of molecular biology. Between 1988 and joining Elan in 1992, Dr. Basi was a staff scientist at Protein Design Labs/PDL Biopharma. Dr. Basi undertook postdoctoral research in neurobiology at Stanford University, received his PhD in Biological Chemistry from the University of Illinois at Chicago, and his BA in Biochemistry from The Ohio State University.

Menghis Bairu, Dr. (52)

Chief Medical Officer & Head of Development

Dr. Bairu was appointed executive vice president, chief medical officer and head of global development in 2008. Dr. Bairu served as chief medical officer until September 2010 and then in October 2012 was reappointed to this position. During his time at Elan Dr. Bairu also served as head of Onclave Therapeutics, an Elan business unit which specialized in developing oncology related assets, and was senior vice president and head of international covering all of Elan’s biopharmaceutical activities outside the United States. Prior to joining Elan, Dr. Bairu worked at Genentech in a number of medical and commercial roles, served on the board of One World Health, a nonprofit drug development company funded by the Bill & Melinda Gates Foundation, and was a director of A-Cube, a privately held pharma start-up. Dr. Bairu also lectures at the University of California San Francisco School of Medicine on global clinical trials’ design, development and conduct.

William F. Daniel (60)

Executive Vice President & Company Secretary

Mr. Daniel was appointed a director of Elan in February 2003 and served until July 2007. He has served as the company secretary since December 2001, having joined Elan in March 1994 as group financial controller. In July 1996, he was appointed group vice president, finance, group controller. From 1990 to 1992, Mr. Daniel was financial director of Xtravision plc. Mr. Daniel is a Fellow of Chartered Accountants Ireland and a graduate of University College Dublin. He is a member of the Council of the Institute of Directors in Ireland.

Fabiana Lacerca-Allen (45)

Chief Compliance Officer

Ms. Lacerca-Allen joined Elan as senior vice president, chief compliance officer in June 2010. Ms. Lacerca-Allen has more than 18 years of compliance and legal experience at Fortune 500 companies and law firms in the United States and in Argentina. She joined Elan from Mylan Laboratories, where she was senior vice president and chief compliance officer and led Mylan’s compliance programs, including the establishment of policies and compliance processes. Prior to her role with Mylan, Lacerca-Allen served as legal compliance director for Bristol-Myers Squibb where she was a member of the executive team for Latin America, Canada and Puerto Rico and led all compliance initiatives in those regions. She has also held significant positions with Microsoft, Merck, Sharpe & Dohme and AT&T Capital.

Hans Peter Hasler (57)

Chief Operating Officer (COO)

Mr. Hasler was appointed a non-executive director of Elan in September 2011 and retired in October 2012 to take up the role of COO. He is the Chairman of HBM Healthcare Investments AG and Director of the Board of Acino, Switzerland. Mr. Hasler was principal of HPH Management GmbH. Previously, Mr. Hasler served with Biogen Idec in a number of key executive leadership roles from 2001 to 2009. Prior to his departure from Biogen Idec, Mr. Hasler served as its chief operating officer responsible for all commercial operations, business development, medical affairs and Biogen International. During his tenure, he served as head of global neurology/cardiovascular business and head of International business overseeing the launch of Tysabri in Europe and the management of Avonex. In addition, Mr. Hasler served as chief marketing officer / head of global strategic marketing with Wyeth Pharmaceuticals.

Grainne McAleese (33)

Group Controller & Principal Accounting Officer

Ms. McAleese was appointed group controller and principal accounting officer of Elan in 2011. Since joining Elan in 2004, Ms. McAleese has worked in a number of roles in the group finance area. Prior to joining Elan, she worked with PricewaterhouseCoopers in New York and KPMG in Dublin. Ms. McAleese is a Certified Public Accountant in the United States, a Fellow of Chartered Accountants Ireland and a graduate of Dublin City University.

Mary Sheahan (40)

Head of Human Resources, IT, Facilities and Portfolio Assessment Management

During 2012, Ms. Sheahan was appointed head of human resources, information technology, facilities and portfolio assessment management. As part of this role Ms. Sheahan also serves as a director on the board of Janssen Alzheimer Immunotherapy. Since joining Elan in 1997, Ms. Sheahan has held a number of commercial, R&D and corporate finance roles in Ireland and the United States. Most recently she was vice president — finance, tax and treasury from 2007 to 2011. Prior to joining Elan, Ms. Sheahan worked in KPMG in Dublin. Ms. Sheahan holds a Commerce degree and a Masters in Accounting from University College Dublin and is a Fellow of Chartered Accountants Ireland.

B.	Compensation

Executive Officers and Directors’ Remuneration

For the year ended December 31, 2012, all directors and executive officers as a group that served during the year (17 persons) received total compensation of $6.3 million (2011: $7.8 million).

We reimburse directors and officers for their actual business-related expenses. For the year ended December 31, 2012, an aggregate of $0.4 million (2011: $0.5 million) was accrued to provide pension, retirement and other similar benefits for directors and officers. We also maintain certain health and medical benefit plans for our employees in which our executive director and officers participate.

Directors’ Remuneration

	Year Ended December, 31
	2012 Salary/	2012	2012	2012 Benefit	2012	2011
	Fees	Bonus	Pension	in kind	Total	Total
Executive Directors:
G. Kelly Martin	$1,000,000	$1,125,000	$7,500	$45,289	$2,177,789	$2,885,110

Total	1,000,000	1,125,000	7,500	45,289	2,177,789	2,885,110

Non-Executive Directors:
Robert A. Ingram	150,000	—	—	—	150,000	240,793
Lars Ekman(1)(4)	70,109	—	—	—	70,109	78,503
Hans Peter Hasler(2)	50,625	—	—	—	50,625	19,626
Gary Kennedy	92,500	—	—	—	92,500	92,500
Patrick Kennedy	75,000	—	—	—	75,000	75,000
Giles Kerr	82,500	—	—	—	82,500	82,500
Kieran McGowan(1)	95,000	—	—	—	95,000	95,000
Kyran McLaughlin(1)	67,500	—	—	—	67,500	84,292
Donal O’Connor	82,500	—	—	—	82,500	82,500
Richard Pilnik	55,000	—	—	—	55,000	60,604
Dennis J. Selkoe(3)	141,000	—	—	—	141,000	130,000
Andrew von Eschenbach(1)	67,500	—	—	—	67,500	19,626

Total	$2,029,234	$1,125,000	$7,500	$45,289	$3,207,023	$3,946,054

(1)

In 2012, all or some portion of director’s fee was received in the form of RSUs which vest on the earlier of 10 years or 90 days after retirement from the board. For further information refer to the Report of the LDCC on page 73.

(2)	Retired as director on October 1, 2012.
(3)	Includes fees of $61,000 in 2012 (2011:$50,000) under a consultancy agreement. See Item 7B. “Related Party Transactions” for additional information.
(4)	Retired as director on December 7, 2012.

C.	Board Practices

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

Our policy is to conduct our business in compliance with all applicable laws, rules and regulations and therefore our employees are expected to perform to the highest standards of ethical conduct, consistent with legal and regulatory requirements. The Code of Conduct applies to directors, officers and employees and provides guidance on how to fulfill these requirements, how to seek advice and resolve questions about the appropriateness of conduct, and how to report possible violations of our legal obligations or ethical principles. All employees have a mandatory compliance objective, which accounts for 10% of their performance goals and objectives. This is designed to ensure that employees comply with our Code of Conduct and all policies and procedures that govern our daily business activities. Our Corporate Compliance Office manages our corporate compliance program, which establishes a framework for adherence to applicable laws, rules and regulations and ethical standards, as well as a mechanism for preventing and reporting any breach of same. An executive-level Corporate Compliance Steering Committee also provides oversight of our compliance activities. In addition to the general provisions contained in the code of conduct concerning conflicts of interest, the board adopted, in January 2011, a comprehensive Conflicts of Interests Policy for directors, which sets out wide-ranging procedures covering the identification and management of such conflicts.

In October 2011, we applied to the ISE for the re-classification of the listing of our Ordinary Shares on the Official List of the ISE from a primary listing to a secondary listing and this became effective on November 3, 2011. There was no change to our listing on the New York Stock Exchange (NYSE). Our Ordinary Shares continue to be traded on the main market for listed securities of the ISE but we are not subject to the same ongoing listing requirements as those which would apply to an Irish company with a primary listing on the ISE, including the requirement that certain transactions require the approval of shareholders. In addition, the provisions of the Irish Corporate Governance Annex (the “Irish Annex”) ceased to apply to the Company following the re-classification, however we have voluntarily incorporated the recommendations of the Irish Annex.

The Guidelines, the Committee Charters and Code of Conduct are available on our website, www.elan.com. Any amendments to, or waivers from the Code of Conduct, will also be posted to our website. To date there have been no such waivers.

Board Role and Responsibilities

The board is responsible to the shareholders for ensuring that the Company is appropriately managed and that it achieves its objectives.

The board regularly reviews its responsibilities and those of its committees and management. The board meets regularly throughout the year, and all of the directors have full and timely access to the information necessary to enable them to discharge their duties. At board and committee meetings, directors receive regular reports on the Company’s financial position, risk management, key business issues and other material issues. The board held eight scheduled meetings in 2012. In addition, five meetings were held to deal with specific matters as they arose.

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

The board has delegated authority over certain areas of our activities to a number of standing committees; further information on these committees is described below.

For additional information, see Items 7B. “Related Party Transactions” and Item 10B. “Memorandum and Articles of Association.”

Board Composition

The Company’s Memorandum and Articles of Association provide that the number of directors will be no less than three and no more than fifteen. Currently the board comprises the non-executive chairman, nine other non-executive directors and one executive director. The board considers that the current board size is appropriate and facilitates the work of the board and its committees whilst being small enough to maintain flexibility and to carry out its duties in a timely fashion.

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

Board Tenure

Under the terms of our Articles of Association, directors serve for a term of three years expiring at the Annual General Meeting (AGM) in the third year following their election at an AGM or as the case may be, their re-election at the AGM. Directors are not required to retire at any set age. Following our adoption of the requirements of the Code, all directors now stand for annual re-election at the AGM each year.

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

Induction and Development

Directors are provided with appropriate induction materials on appointment and meet with key executives, with a particular focus on ensuring non-executive directors are fully informed on issues of relevance to the Company and its operations. All directors are encouraged to update and refresh their skills and knowledge, for example, through attending courses on technical areas or external briefings for non-executive directors.

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

In December 2012, the board considered the independence of each non-executive director, and determined Mr. Ingram, Mr. Gary Kennedy, Mr. Patrick Kennedy, Mr. Kerr, Mr. McGowan, Mr. McLaughlin, Mr. O’Connor, Mr. Pilnik, Dr. Selkoe and Dr. von Eschenbach, who represent in excess of two-thirds of the board, to be independent in character and judgment and that there are no relationships or circumstances that are likely to affect their independent judgment.

In reaching this conclusion, the board gave due consideration to participation by board members in our equity compensation plans. The board also considered the positions of Mr. McLaughlin, Mr. McGowan and Dr. Selkoe who have served as non-executive directors for in excess of nine years. Additionally, Mr. McLaughlin is deputy chairman of Davy, the Company’s broker and sponsor on the ISE and Dr. Selkoe has an ongoing consultancy agreement with the Company and particulars of both arrangements are set out in detail in Item 7B. “Related Party Transactions”. It is the board’s view that each of these non-executive directors discharges their duties in a thoroughly independent manner and constructively and appropriately challenges the executive director and the board. For these reasons, the board considers that they are independent.

Conflicts of Interest

In addition to the general provisions contained in the code of conduct concerning conflicts of interest which apply to all directors, executives and employees of the Company, the board, in January 2011, adopted a comprehensive Conflicts of Interests Policy for directors. This specific policy sets out comprehensive procedures covering the identification and management of such conflicts. The policy covers directors’ personal interests which may conflict with the interests of the Company, interfere with the director’s ability to perform his or her duties and responsibilities to the Company or give rise to a situation where a director may receive an improper personal benefit because of his position. The policy also extends to director’s immediate family.

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

Board Effectiveness

Our Guidelines require that the board will conduct a self-evaluation at least annually to determine whether it and its committees are functioning effectively. An evaluation of the performance of the board and board committees was conducted during the year by the lead independent director through meetings with each member of the board. The results were presented to the NGC and to the board. The board concluded that it and its committees had operated satisfactorily during the year. Under the Code, the board is required to have an externally facilitated evaluation at least every three years and it is planned to do so during 2013.

Board Committees

During the majority of 2012, the board had four standing committees to assist it in exercising its authority. In December 2012, the board approved the establishment of a new committee, the Transaction Committee (TC). The TC’s role is to assist the board with oversight of future transactions proposed by management, including both acquisitions and disposals. The TC held no formal meetings in 2012. In addition to the TC, the other committees of the board are the Audit Committee, the Leadership, Development & Compensation Committee (LDCC), the Nominating & Governance Committee (NGC) and the Science and Technology Committee (S&TC).

Each of the committees has a charter under which its authority is delegated to it by the board. The charter for each committee is available in the Corporate Governance section of our website, www.elan.com, or from the company secretary on request.

The reports of the Leadership, Development & Compensation Committee and the Nominating & Governance Committee are set out on pages 73 to 76, and the Report of the Audit Committee is set out on pages 101 to 103.

Board and Board Committee Meetings

The following table shows the number of scheduled board and board committee meetings held and attended by each director and secretary during the year. In addition to regular scheduled board and board committee meetings, a number of other meetings were held to deal with specific matters. If directors are unable to attend a board or board committee meeting they are provided with all the documentation and information relevant to that meeting and are encouraged to discuss the issues arising in that meeting with the chairman, CEO or company secretary.

	Board	Audit	LDCC	NGC	S&TC
Directors
Robert A. Ingram	8/8			3/3
Lars Ekman(1)	7/8				2/2
Hans Peter Hasler(2)	7/7			3/3
Gary Kennedy	7/8	8/8	4/4
Patrick Kennedy	8/8		4/4
Giles Kerr	8/8	8/8		3/3
G. Kelly Martin	8/8
Kieran McGowan	8/8			3/3
Kyran McLaughlin	8/8			3/3
Donal O’Connor	8/8	8/8	4/4
Richard Pilnik	7/8
Dennis J. Selkoe	8/8			3/3	2/2
Andrew von Eschenbach	8/8				2/2
Secretary
William F. Daniel	8/8	8/8	4/4	3/3	2/2

(1)	Retired as a director on December 7, 2012
(2)	Retired as a director on October 1, 2012

Company Secretary

All directors have access to the advice and services of the company secretary. The company secretary supports the chairman in ensuring the board functions effectively and fulfils its role. He is also secretary to the Audit Committee, the LDCC, the NGC, the S&TC and the TC. The company secretary ensures compliance with applicable rules and regulations. The appointment and removal of the company secretary is a matter for the board.

Relations with Shareholders

We communicate regularly with our shareholders throughout the year, specifically following the release of quarterly and annual results, and at the time of major developments. Our website, www.elan.com, is the primary method of communication for the majority of our shareholders. We publish our annual report and accounts, quarterly results, Form 20-F, notice of general meetings and other public announcements on our website. In addition, our AGMs, quarterly conference calls and presentations at healthcare investor conferences are webcast and are available on our website.

The directors consider it important to understand the views of shareholders and, in particular, any issues which concern them. The board periodically receives presentations on investor perceptions.

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

In accordance with the Code and applicable regulations, the Company counts all proxy votes on each resolution that is voted on with a show of hands, the Company indicates the level of proxies lodged, the number of votes for and against each resolution and the number of votes withheld. This information is made available on our website following the AGM.

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

Compliance Statement

The directors confirm that the Company has complied throughout the year ended December 31, 2012 with the provisions of the Code. We follow a U.S. style compensation system for our senior management and our non-executive directors. As a result, we include the non-executive directors in our equity compensation plans. In accordance with the Code, we sought and received shareholder approval to make certain equity grants to our non-executive directors at our 2004 AGM.

Report of the Leadership Development & Compensation Committee

The LDCC held four scheduled meetings in 2012. Details of meeting attendance by LDCC members are included in the table on page 71. In addition, one meeting was held to deal with specific matters.

Committee Membership

Name	Status During 2012
Patrick Kennedy (Chairman)	Member for the whole period
Hans Peter Hasler	Retired October 1, 2012
Gary Kennedy	Member for the whole period
Donal O’Connor	Member for the whole period

The LDCC is composed entirely of independent non-executive directors. Each member of the committee is nominated to serve for a three-year term subject to a maximum of two terms of continuous service.

Role and Focus

The LDCC reviews the Company’s compensation philosophy and policies with respect to executive compensation, fringe benefits and other compensation matters. The LDCC determines, amongst other things, the compensation, terms and conditions of employment of the CEO and any other executive directors. In addition, the LDCC reviews the recommendations of the CEO with respect to the remuneration and terms and conditions of employment of our senior management. The LDCC also exercises all the powers of the board of directors to issue Ordinary Shares on the exercise of share options and vesting of RSUs and to generally administer our equity award plans.

Remuneration Policy

Our policy on executive directors’ remuneration is to set remuneration levels that are appropriate for our senior executives having regard to their substantial responsibilities, their individual performance and the Company’s performance as a whole. The LDCC sets remuneration levels after reviewing remuneration packages of executives in comparable industries. The LDCC takes external advice from independent benefit consultants and considers Section D of the Code. The typical elements of the remuneration package for executive directors include basic salary and benefits, annual cash incentive bonus, pensions and participation in equity award plans. The LDCC grants equity awards to encourage identification with shareholders’ interests.

The LDCC engages Semler Brossy Consulting Group, LLC (SBCG) as independent compensation consultants to ensure that it receives objective advice in making recommendations to the board on compensation matters and to assist the LDCC in fulfilling its mission of actively overseeing the design and operation of our compensation program on behalf of the board of directors. The services provided by SBCG include, among other things: regular attendance at LDCC meetings; review of the LDCC’s charter and terms of reference; updates on trends in compensation, corporate governance, and regulatory/accounting developments; review and update of peer groups; evaluation of the market competitiveness of current compensation; updates on evolving practice in the area of severance; and input to discussions on CEO pay and CEO recommendations for senior executives. SBCG do not provide any other services to Elan.

Elements of Non-Executive Director Remuneration

Non-executive directors are compensated with fee payments and equity awards with additional payments where directors are members of board committees. Non-executive directors may elect to receive some or all of their fee payments in the form of RSUs, which will vest on the earlier of 90 days after retirement from the board or 10 years. In 2012, Dr. Ekman, Mr. McGowan and Mr. McLaughlin and Dr. von Eschenbach elected to receive fee payments in the form of RSUs. Non-executive directors are also reimbursed for reasonable travel expenses to and from board meetings.

Elements of Executive Director Remuneration

Basic Salary

The basic salary of the executive director is reviewed annually having regard to personal performance, Company performance and market practice.

Annual Cash Incentive Bonus

We operate a cash bonus plan in which all employees, including the executive director, are eligible to participate if and when we achieve our strategic and operating goals. Bonuses are not pensionable. The cash bonus plan operates on a calendar year basis. We measure our performance against a broad series of financial, operational and scientific objectives and measurements and set annual metrics relating to them. A bonus target, expressed as a percentage of basic salary, is set for all employees. Payment will be made based on a combination of individual, team and company performance.

Share-Based Compensation

It is our policy, in common with other companies operating in similar industries, to award share options and RSUs to management and employees, in line with the best interests of the Company. In 2006, shareholders approved the Elan Corporation, plc 2006 Long Term Incentive Plan (2006 LTIP) which was amended in 2008 when shareholders voted to increase the shares available to be granted under this plan, which was indicated would meet the Company’s equity plan requirements for three years. At the 2012 AGM shareholders approved the Elan Corporation, plc 2012 Long Term Incentive Plan (“the 2012 Plan”) which provides equity for the grant of up to 30 million ordinary shares. As with its predecessor, the purposes of the 2012 Plan is to further advance the interests of the Company and its shareholders by providing a means to attract, retain, and motivate employees, consultants and directors, to provide for competitive compensation opportunities, to encourage long term service, to recognize individual contributions and reward achievement of performance goals, and to promote the creation of long term value for shareholders by aligning the interests of such persons with those of shareholders. It is anticipated that the 2012 Plan would meet the Company’s equity plan requirement for at least three years. Equity awards are usually made annually if and when we achieve our strategic and operating goals. Equity awards may also be granted to some individuals on joining the Company or on the occurrence of other specific events. The equity awards under this plan generally vest between one and four years and do not contain any performance conditions other than service.

In addition, we have an EEPP in which our employees, including executive directors, are eligible to participate. This plan allows eligible employees to purchase shares at a discount of up to 15% of the lower of the fair market value at the beginning or last trading day of the offering period. The EEPP was originally approved by the shareholders at the 2004 AGM and allows all employees, who meet the eligibility criteria, the opportunity to purchase shares in the Company at a discount. At the 2012 AGM shareholder approved an increase of 1.5 million shares in the number of shares available to employees to purchase in accordance with the terms of the plan. It is anticipated that there will be sufficient shares in the EEPP to meet the Company’s needs for at least three years. Purchases are limited and subject to certain U.S. Internal Revenue Code (IRC) restrictions.

Activities Undertaken During the Year

During the year, the LDCC reviewed the non-executive directors’ remuneration policy, the CEO and executive management compensation plans and the appropriateness of the 2012 Elan performance goals and objectives for all staff. In addition, the LDCC continued to monitor general compensation trends and CEO compensation in particular.

The LDCC also reviewed and commented on the arrangements for succession planning, severance packages and general talent management at Elan during the period. The committee was further involved in responding to the developments in the talent pool following the Prothena demerger. The committee also engaged in a review of its charter and adopting several amendments during 2012.

On behalf of the LDCC,

Patrick Kennedy

Chairman of the LDCC and

Non-Executive Director

February 12, 2013

Report of the Nominating & Governance Committee

The NGC held three scheduled meetings in 2012. Details of meeting attendance by NGC members are included in the table on page 71. In addition there was one meeting held to deal with specific matters.

Committee Membership

Name	Status During 2012
Kieran McGowan (Chairman)	Member for the whole period
Robert Ingram	Member for the whole period
Kyran McLaughlin	Member for the whole period
Giles Kerr	Member for the whole period
Dennis Selkoe	Member for the whole period

Role and Focus

The Committee reviews, on an ongoing basis, the membership of the board of directors and of the board committees and the performance of the directors. It recommends new appointments to fill any vacancy that is anticipated or arises on the board of directors. In carrying out this function the Committee looks to the business experience of the candidate, particularly in relation to our established areas and those we are likely to venture into. The committee in evaluating potential candidate’s skills, knowledge and expertise also considers other factors such as, diversity, including nationality and gender, as well the need for an appropriately sized board and appropriately composed committees. The NGC reviews and recommends changes in the functions of the various committees of the board. The guidelines and the charter of the committee set out the manner in which the performance evaluation of the board, its committees and the directors is to be performed and by whom.

Activities Undertaken During the Year

On June 3, 2010, we communicated that, as part of our prudent executive succession management process, Mr. Martin and the board of directors had agreed that by May 1, 2012, Mr. Martin would have successfully completed his commitment and overall duty as CEO to the Company. During 2011 and 2012, the board held several in-depth discussions with a number of exceptionally high caliber candidates regarding the Elan CEO role.

However, as 2012 represented a significant transformational period for the Company, it was decided by the board that the Company and our shareholders would be best served by Mr. Martin continuing his leadership through this critical period and strategic inflection point. To that end, the board requested that Mr. Martin extend his tenure as the Elan’s CEO, on an open ended basis, creating continuity and an opportunity to achieve further clarity for Elan’s strategic and financial path forward. Mr. Martin agreed to this request.

Over the past number of years, the Committee and the board have continued to engage in the process of board refreshment and renewal with just over half of current directors being appointed during the previous six years. This process has continued, overseen by the Committee, in 2012. As outlined above, in considering director appointments, the Committee evaluates, among other things, the balance of skills, experience, independence and knowledge of the Company on the board and compares this to the needs of the

Company. This analysis allows the Committee to determine the role and capabilities required for a particular appointment. In assembling candidate lists, the Committee uses external search firms as well as considering candidates recommended by board members and/or shareholders.

During the year, the Committee reviewed the membership of the board’s committees but did not recommend any changes. The Committee also undertook a review of board and CEO performance, making recommendations and reporting its findings to the board and senior management.

On behalf of the NGC,

Kieran McGowan

Chairman of the NGC and

Non-Executive Director

February 12, 2013

D.	Employees

See Item 4B. “Business Overview — Employees” for information on our employees.

E.	Share Ownership

Directors’ and Secretary’s Ordinary Shares

The beneficial interests of those persons who were directors and the secretary of Elan Corporation, plc at December 31, 2012, including their spouses and children under 18 years of age, were as follows:

	Ordinary Shares; Par Value €0.05 Each
	2012(1)	2011(1)
Directors
Robert A. Ingram	—	—
Gary Kennedy	7,650	7,650
Patrick Kennedy	10,500	10,500
Giles Kerr	—	—
G. Kelly Martin	338,452	147,476
Kieran McGowan	6,200	6,200
Kyran McLaughlin	190,000	190,000
Donal O’Connor	18,900	18,900
Richard Pilnik	3,700	—
Dennis J. Selkoe	180,675	180,675
Andrew von Eschenbach	2,000	—
Secretary
William F. Daniel	53,037	46,274

(1)	No director or executive officer beneficially owned 1% or more of our outstanding shares of the Company as of December 31, 2012, or as of December 31, 2011.

Directors’ and Secretary’s Options and Restricted Stock Units

	Date of Grant	At December 31, 2011(2)	Exercise Price $(1)	Granted 2012	Exercised or Vested/ Cancelled 2012(1)	Market Price at Exercise/ Vest Date	At December 31, 2012(1)(2)	Earliest Vest Date	Option Expiry/ RSU Latest Vest Date

Robert A. Ingram	February 9, 2011	29,412	RSU	—	—	—	30,365		February 9, 2021	(3)
	February 9, 2011	29,412	RSU	—	—	—	30,365		February 9, 2021	(3)
	February 9, 2012	—	RSU	30,372	—	—	31,357		February 9, 2022	(3)
	December 20, 2012	—	RSU	2,891	—	—	—

		58,824		33,263	—		92,087

Gary Kennedy	May 26, 2005	15,000	$7.80	—	—	—	15,486	May 26, 2007	May 25, 2015
	February 1, 2006	10,000	$15.40	—	—	—	10,324	February 1, 2008	January 31, 2016
	February 21, 2007	10,000	$13.51	—	—	—	10,324	February 21, 2009	February 20, 2017
	February 14, 2008	10,000	RSU	—	—	—	10,324		February 14, 2018	(3)
	February 11, 2009	7,500	RSU	—	—	—	7,743		February 11, 2019	(3)
	May 26, 2010	23,855	RSU	—	—	—	24,628		May 26, 2020	(3)
	February 9, 2011	18,382	RSU	—	—	—	18,978		February 9, 2021	(3)
	February 9, 2012	—	RSU	15,186	—	—	15,678		February 9, 2022	(3)
	December 20, 2012	—	Various	3,562	—	—	—

		94,737		18,748	—		113,485

Patrick Kennedy	May 22, 2008	20,000	$24.30	—	—	—	20,648	May 22, 2009	May 21, 2018
	February 11, 2009	7,500	RSU	—	—	—	7,743		February 11, 2019	(3)
	May 26, 2010	23,855	RSU	—	—	—	24,628		May 26, 2020	(3)
	February 9, 2011	18,382	RSU	—	—	—	18,978		February 9, 2021	(3)
	February 9, 2012		RSU	15,186	—	—	15,678		February 9, 2022	(3)
	December 20, 2012	—	Various	2,752	—	—	—

		69,737		17,938	—		87,675

Giles Kerr	September 13, 2007	20,000	$18.90	—	—	—	20,648	September 13, 2008	September 12, 2017
	February 14, 2008	10,000	RSU	—	—	—	10,324		February 14, 2018	(3)
	February 11, 2009	7,500	RSU	—	—	—	7,743		February 11, 2019	(3)
	May 26, 2010	23,855	RSU	—	—	—	24,628		May 26, 2020	(3)
	February 9, 2011	18,382	RSU	—	—	—	18,978		February 9, 2021	(3)
	February 9, 2012		RSU	15,186	—	—	15,678		February 9, 2022	(3)
	December 20, 2012	—	Various	3,076	—	—	—

		79,737		18,262	—		97,999

	Date of Grant	At December 31, 2011(2)	Exercise Price $(1)	Granted 2012	Exercised or Vested/ Cancelled 2012(1)	Market Price at Exercise/ Vest Date	At December 31, 2012(1)(2)	Earliest Vest Date	Option Expiry/ RSU Latest Vest Date
G. Kelly Martin	February 6, 2003	944,000	$3.85	—	100,000	13.45	—
				—	400,000	11.72	—
				—	444,000	10.46	—	December 31, 2003	February 5, 2013
	November 13, 2003	1,000,000	$5.11	—	—	—	1,032,416	December 31, 2003	November 12, 2013
	March 10, 2004	60,000	$15.76	—	—	—	61,945	January 1, 2005	March 9, 2014
	March 10, 2005	280,000	$7.24	—	—	—	289,077	January 1, 2006	March 9, 2015
	December 7, 2005	750,000	$11.65	—	—	—	774,312	December 31, 2006	December 6, 2015
	February 21, 2007	494,855	$13.51	—	—	—	510,896	February 21, 2008	February 20, 2017
	February 14, 2008	329,590	$24.22	—	—	—	340,274	February 14, 2009	February 13, 2018
	September 18, 2009	150,000	$6.95	—	—	—	154,862	March 18, 2012	September 17, 2019
	February 11, 2010	673,797	$6.83	—	—	—	695,639	February 11, 2011	February 10, 2020
	February 11, 2010	82,742	RSU	—	41,371	13.26	42,712	February 11, 2011	February 11, 2013
	February 9, 2011	932,134	$6.59	—	—	—	962,351	February 9, 2012	February 8, 2021
	February 9, 2011	136,029	RSU	—	45,343	13.17	93,626	February 9, 2012	February 9, 2014
	February 9, 2012	—	RSU	37,500	37,500	10.89	—	October 1, 2012	October 1, 2012
	February 9, 2012	—	$12.76	225,000	—	—	232,294	October 1, 2012	February 8, 2022
	April 30, 2012	—	$13.36	486,000	—	—	501,754	February 1, 2013	April 29, 2022
	April 30, 2012	—	RSU	81,000	—	—	83,626	February 1, 2013	July 1, 2014
	December 20, 2012	—	Various	181,351	—	—	—

		5,833,147		1,010,851	1,068,214		5,775,784

Kieran McGowan	March 10, 2004	40,000	$15.76	—	—	—	41,297	March 10, 2005	March 9, 2014
	March 10, 2005	7,500	$7.24	—	—	—	7,743	January 1, 2006	March 9, 2015
	February 1, 2006	10,000	$15.40	—	—	—	10,324	February 1, 2008	January 31, 2016
	February 21, 2007	10,000	$13.51	—	—	—	10,324	February 21, 2009	February 20, 2017
	February 14, 2008	10,000	RSU	—	—	—	10,324		February 14, 2018	(3)
	February 11, 2009	7,500	RSU	—	—	—	7,743		February 11, 2019	(3)
	May 26, 2010	23,855	RSU	—	—	—	24,628		May 26, 2020	(3)
	February 9, 2011	18,382	RSU	—	—	—	18,978		February 9, 2021	(3)
	April 21, 2011	2,980	RSU	—	—	—	3,077		April 21, 2021	(4)
	July 28, 2011	2,093	RSU	—	—	—	2,161		July 28, 2021	(4)
	October 28, 2011	1,956	RSU	—	—	—	2,019		October 28, 2021	(4)
	February 9, 2012	—	RSU	15,186	—	—	15,678		February 9, 2022	(3)
	February 9, 2012	—	RSU	1,803	—	—	1,861		February 9, 2022	(4)
	April 27, 2012	—	RSU	1,709	—	—	1,764		April 27, 2022	(4)
	July 26, 2012	—	RSU	1,984	—	—	2,048		July 26, 2022	(4)
	October 25, 2012	—	RSU	2,181	—	—	2,252		October 25, 2022	(4)
	December 20, 2012	—	Various	5,092	—	—	—

		134,266		27,955	—		162,221

	Date of Grant	At December 31, 2011(2)	Exercise Price $(1)	Granted 2012	Exercised or Vested/ Cancelled 2012(1)	Market Price at Exercise/ Vest Date	At December 31, 2012(1)(2)	Earliest Vest Date	Option Expiry/ RSU Latest Vest Date
Kyran McLaughlin	March 10, 2004	40,000	$15.76	—	—	—	41,297	March10, 2005	March 9, 2014
	March 10, 2005	7,500	$7.24	—	—	—	7,743	January 1, 2006	March 9, 2015
	February 1, 2006	10,000	$15.40	—	—	—	10,324	February 1, 2008	January 31, 2016
	February 21, 2007	10,000	$13.51	—	—	—	10,324	February 21, 2009	February 20, 2017
	February 14, 2008	10,000	RSU	—	—	—	10,324		February 14, 2018	(3)
	February 11, 2009	11,250	RSU	—	—	—	11,615		February 11, 2019	(3)
	May 26, 2010	28,626	RSU	—	—	—	29,554		May 26, 2020	(3)
	February 9, 2011	18,382	RSU	—	—	—	18,978		February 9, 2021	(3)
	April 21, 2011	4,224	RSU	—	—	—	4,361		April 21, 2021	(4)
	July 28, 2011	1,487	RSU	—	—	—	1,535		July 28, 2021	(4)
	October 28, 2011	1,390	RSU	—	—	—	1,435		October 28, 2021	(4)
	February 9, 2012	—	RSU	15,186	—	—	15,678		February 9, 2022	(3)
	February 9, 2012	—	RSU	1,281	—	—	1,323		February 9, 2022	(4)
	April 27, 2012	—	RSU	1,214	—	—	1,253		April 27, 2022	(4)
	July 26, 2012	—	RSU	1,410	—	—	1,456		July 26, 2022	(4)
	October 25, 2012	—	RSU	1,550	—	—	1,600		October 25, 2022	(4)
	December 20, 2012	—	Various	5,300	—	—	—

		142,859		25,941	—		168,800

Donal O’Connor	May 22, 2008	20,000	24.30	—	—	—	20,648	May 22, 2009	May 21, 2018
	February 11, 2009	7,500	RSU	—	—	—	7,743		February 11, 2019	(3)
	May 26, 2010	23,855	RSU	—	—	—	24,628		May 26, 2020	(3)
	February 9, 2011	18,382	RSU	—	—	—	18,978		February 9, 2021	(3)
	February 9, 2012	—	RSU	15,186	—	—	15,678		February 9, 2022	(3)
	December 20, 2012	—	Various	2,752	—	—	—

		69,737		17,938	—		87,675

Richard Pilnik	May 26, 2010	23,855	RSU	—	—	—	24,628		May 26, 2020	(3)
	February 9, 2011	18,382	RSU	—	—	—	18,978		February 9, 2021	(3)
	February 9, 2012	—	RSU	15,186	—	—	15,678		February 9, 2022	(3)
	December 20, 2012	—	Various	1,861	—	—	—

		42,237		17,047	—		59,284

Dennis J. Selkoe	May 26, 2010	23,855	RSU	—	—	—	24,628		May 26, 2020	(3)
	February 9, 2011	18,382	RSU	—	—	—	18,978		February 9, 2021	(3)
	February 9, 2012		RSU	15,186	—	—	15,678		February 9, 2022	(3)
	December 20, 2012	—	Various	1,861	—	—	—

		42,237		17,047	—		59,284

Andrew Von Eschenbach	February 9, 2012	—	RSU	15,186	—	—	15,678		February 9, 2022	(3)
	April 27, 2012	—	RSU	607	—	—	627		April 27, 2022	(4)
	July 26, 2012	—	RSU	705	—	—	728		July 26, 2022	(4)
	October 25, 2012	—	RSU	775	—	—	800		October 25, 2022	(4)
	December 20, 2012	—	Various	560	—	—	—

		—		17,833	—		17,833

	Date of Grant	At December 31, 2011(2)	Exercise Price $(1)	Granted 2012	Exercised or Vested/ Cancelled 2012(1)	Market Price at Exercise/ Vest Date	At December 31, 2012(1)(2)	Earliest Vest Date	Option Expiry/ RSU Latest Vest Date
Secretary
William F. Daniel	March 1, 2002	30,000	$14.07	—	30,000	—	—	January 1, 2003	February 29, 2012
	May 1, 2003	6,000	$3.72	—	—	—	6,194	January 1, 2004	April 30, 2013
	March 10, 2004	30,000	$15.76	—	—	—	30,972	January 1, 2005	March 9, 2014
	March 10, 2005	50,000	$7.24	—	—	—	51,621	January 1, 2006	March 9, 2015
	February 1, 2006	47,925	$15.40		—	—	49,479	January 1, 2007	January 31, 2016
	February 21, 2007	69,372	$13.51	—	—	—	71,621	February 21, 2008	February 20, 2017
	February 14, 2008	17,758	$24.22	—	—	—	18,334	February 14, 2009	February 13, 2018
	February 14, 2008	2,499	RSU	—	2,499	13.08	—	February 14, 2009	February 14, 2012
	February 11, 2009	77,643	$7.51	—	—	—	80,160	August 11, 2011	February 10, 2019
	February 11, 2010	51,337	$6.83	—	—	—	53,001	February 11, 2011	February 10, 2020
	February 11, 2010	18,912	RSU	—	9,456	13.00	9,763	February 11, 2011	February 11, 2013
	February 9, 2011	103,458	$6.58	—	—	—	106,812	February 9, 2012	February 8, 2021
	February 9, 2011	45,294	RSU	—	15,098	13.09	31,175	February 9, 2012	February 9, 2014
	February 9, 2012	—	RSU	37,965	—	—	39,196	February 9, 2013	February 9, 2015
	February 9, 2012	—	$12.76	30,042	—	—	31,016	February 9, 2013	February 8, 2022
	February 9, 2012	—	$12.76	75,104	—	—	77,539	February 9, 2013	February 8, 2022
	December 20, 2012	—	Various	20,627	—	—	—

		550,198		163,738	57,053		656,883

(1)

Elan stock options and RSUs outstanding amounts at close of business on December 20, 2012 were subject to an adjustment in connection with the separation and distribution of the Prothena Business. In line with the terms of our employee equity plans (2006 LTIP, 1996 LTIP and 1999 Stock Option Plan) the total number of RSUs outstanding on that day was increased by 3.24165%, the number of options outstanding was also increased and the corresponding exercise prices decreased to reflect the changes in the Company’s share price across the transaction date. Refer to Note 30 for additional information on the adjustments made in connection with the demerger of the Prothena Business.

(2)	The amounts shown represent the number of Ordinary Shares callable by options or Ordinary Shares issuable upon the vesting of RSUs.
(3)

Will vest, after 90 days if after having served for a minimum of three years the non-executive director retires or is removed from the board of directors for any reason other than cause, or on the tenth anniversary of the grant date.

(4)	Will vest, after 90 days if the non-executive director concerned retires or is removed from the board of directors for any reason other than cause, or on the tenth anniversary of the grant date.

During the year ended December 31, 2012, the closing market price ranged from $15.02 to $9.76 per ADS. The closing market price at February 4, 2013 on the NYSE, of our ADSs was $10.47.

The following changes in directors’ and secretary’s interests occurred between December 31, 2012, and February 8, 2013:

	Grant Date	Exercise Price	No. of Options	No. of RSUs
Directors
Robert A. lngram	February 7, 2013	$—	—	40,650
Gary Kennedy	February 7, 2013	$—	—	20,325
Patrick Kennedy	February 7, 2013	$—	—	20,325
Giles Kerr	February 7, 2013	$—	—	20,325
G. Kelly Martin	February 7, 2013	$9.84	1,000,000	125,000
Kieran McGowan	February 7, 2013	$—	—	22,738	(1)
Kyran McLaughlin	February 7, 2013	$—	—	22,039	(2)
Donal O’Connor	February 7, 2013	$—	—	20,325
Richard Pilnik	February 7, 2013	$—	—	20,325
Dennis J. Selkoe	February 7, 2013	$—	—	20,325
Andrew von Eschenbach	February 7, 2013	$—	—	21,182	(3)
Secretary
William F. Daniel	February 7, 2013	$9.84	130,222	45,656

(1)	Includes 2,413 RSUs granted in fulfillment of directors fees for September to December 2012
(2)	Includes 1,714 RSUs granted in fulfillment of directors fees for September to December 2012
(3)	Includes 857 RSUs granted in fulfillment of directors fees for September to December 2012

	Date	RSUs Vested	Options Exercised	ADRs Sold

Directors
G. Kelly Martin	February 7, 2013	16,725	—	—

Directors’ Pension Arrangements

Pensions for executive directors are calculated on basic salary only (no incentive or benefit elements are included). Currently there is only one Executive Director, the CEO, Mr. Martin. Mr. Martin participates in a defined contribution plan (401(k) plan) for U.S. based employees.

Non-executive directors do not receive pensions.

For additional information on pension benefits for our employees, refer to Note 28 to the Consolidated Financial Statements.

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major Shareholders

The following table sets forth certain information regarding the ownership of Ordinary Shares or ADSs of which we are aware at February 4, 2013 by major shareholders and all of our directors and officers as a group (either directly or by virtue of ownership of our ADSs):

Name of Owner or Identity of Group	No. of Shares		Date of Disclosure(1)		Percent of Issued Share Capital(2)
Janssen Pharmaceuticals	107,396,285	(3)	September, 2009		18.0%
Fidelity Management and Research Company LLC	77,695,797		November, 2012		13.1%
Invesco Limited	53,068,490		November, 2012		8.9%
Wellington Management Company, LLP	35,969,219		November, 2012	(4)	6.0%
Blackrock, Inc.	23,735,433		September, 2011		4.0%
T. Rowe Price Associates, Inc.	18,473,407		November, 2012	(4)	3.1%
All directors and officers as a group (17 persons)	5,845,383	(5)	February 4, 2013		1.0%

(1)

Since the date of disclosure, the interest of any person listed above in our Ordinary Shares may have increased or decreased. No requirement to notify us of any change would have arisen unless the holding moved up or down through a whole number percentage level.

(2)	Based on 595.3 million Ordinary Shares outstanding on February 4, 2013.
(3)	These shares were issued as part of the Johnson & Johnson Transaction. Refer to page 42 for additional information.
(4)	Sourced from SEC filings.
(5)	Includes 5.0 million Ordinary Shares issuable upon exercise of currently exercisable options held by directors and officers as a group as of February 4, 2013.

Except for these interests, we have not been notified at February 4, 2013 of any interest of 3% or more of our issued share capital. None of Janssen Pharmaceuticals, Fidelity Management and Research Company LLC, Invesco Limited, Wellington Management Company LLC, Blackrock, Inc. nor T. Rowe Price Associates, Inc. have voting rights different from other shareholders.

We, to our knowledge, are not directly or indirectly owned or controlled by another entity or by any government. We do not know of any arrangements, the operation of which might result in a change of control of the Company.

A total of 595,297,619 Ordinary Shares of Elan were issued and outstanding at February 4, 2013, of which 3,788 Ordinary Shares were held by holders of record in the United States, excluding shares held in the form of ADRs. 484,887,846 Ordinary Shares were represented by our ADSs, evidenced by ADRs, issued by Citibank, N.A., as depositary, pursuant to a deposit agreement. At February 4, 2013, the number of holders of record of Ordinary Shares was 7,082, which includes 11 holders of record in the United States, and the number of registered holders of ADRs was 2,839. Because certain of these Ordinary Shares and ADRs were held by brokers or other nominees, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

B.	Related Party Transactions

There were no significant transactions with related parties during the year ended December 31, 2012, other than as outlined in Note 35 to the Consolidated Financial Statements.

Transactions with Directors

Except as set out below, there are no service contracts in existence between any of the directors and Elan:

Non-Executive Directors’ Terms of Appointment

Period	Three-year term which can be extended by mutual consent, contingent on satisfactory performance and re-election at the Annual General Meeting (AGM).

Termination	By the director or the Company at each party’s discretion without compensation.

Fees

	Board Membership Fees
	Chairman’s Fee	$150,000	(1)
	Director’s Fee	$55,000	(2)

	Additional Board/Committee Fees
	Lead Independent Director’s Fee	$20,000
	Audit Committee Chairman’s Fee	$25,000	(3)
	Audit Committee Member’s Fee	$15,000
	Other Committee Chairman’s Fee	$20,000	(3)
	Other Committee Member’s Fee	$12,500

Equity	Non-executive directors are entitled to be considered for an annual equity award, based on the recommendation of the LDCC and supported by the advice of the LDCC’s compensation consultants. Such equity awards are normally granted in February of each year and are currently made in the form of RSUs. The awards to be made in February 2013 will have the following grant date fair values:

	Chairman	$400,000	(1)
	Other non-executive directors	$200,000	(2)

Expenses	Reimbursement of travel and other expenses reasonably incurred in the performance of their duties.

Time commitment	Five scheduled in-person board meetings, the AGM and relevant committee meetings depending upon board/committee requirements and general corporate activity.

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

(1)

The chairman’s compensation for 2013 consists of a fee of $150,000 (2012: $150,000) and RSUs with a grant date fair value of $400,000 (2012:$400,000), amounting to a total value of $550,000 in 2013 (2012: $550,000). The chairman does not receive additional compensation for sitting on board committees.

(2)

Non-executive directors can elect to receive their fee payments in the form of RSUs, which will vest on the earlier of 90 days after their retirement from the Board or 10 years. In 2012, Dr. Ekman (retired December 7, 2012), Mr. McGowan, Mr. McLaughlin and Dr. von Eschenbach elected to receive all or part of their fee payments in the form of RSUs.

(3)	Inclusive of committee membership fee.

Mr. Martin

On January 7, 2003, we and Elan Pharmaceuticals, Inc. (EPI) entered into an agreement with Mr. Martin such that Mr. Martin was appointed president and CEO effective February 3, 2003.

Effective December 7, 2005, we and EPI entered into a new employment agreement with Mr. Martin, under which Mr. Martin continued to serve as our CEO with an initial base annual salary of $798,000. Under the 2003 agreement, Mr. Martin was eligible to participate in our annual bonus plan, performance-based stock awards and merit award plans. Under the new agreement, Mr. Martin was granted an option to purchase 750,000 Ordinary Shares with an exercise price per share of $12.03, vesting in three equal annual instalments (the 2005 Options). Mr. Martin’s employment agreement was amended on December 19, 2008 to comply with the requirements of Section 409A of the IRC.

On June 2, 2010, Elan and Mr. Martin agreed to amend his 2005 employment contract from an open-ended agreement to a fixed term agreement. Under this 2010 agreement, Mr. Martin committed to remain in his current role as CEO and director of the Company through to May 1, 2012. It was agreed that upon the completion of this fixed term Mr. Martin would then serve the board as executive adviser through to January 31, 2013. Under this amendment, Mr. Martin’s base salary was increased from $800,000 to $1,000,000 per year effective June 1, 2010, and when Mr. Martin moved to the role of executive adviser, his base salary was to be reduced to $750,000 per year, he would not be eligible for a bonus and he would resign from the board. However, as 2012 represented a significant transformational period for the Company, it was decided by the board that the Company and our shareholders would be best served by Mr. Martin continuing his leadership through this critical period and strategic inflection point. To that end, the board requested that Mr. Martin extend his tenure as the Elan CEO creating continuity and an opportunity to achieve further clarity for Elan’s strategic and financial path forward. Mr. Martin agreed to this request and the extension.

Effective April 30, 2012, we, EPI and Mr. Martin amended and restated Mr. Martin’s employment agreement. Under the amended and restated agreement, Mr. Martin’s term as CEO was extended indefinitely while his base salary remained at $1,000,000 per year, the vesting of his equity awards that were granted in February 2012 was accelerated to October 2012, the vesting of any equity awards granted in 2013 would receive partial acceleration upon termination of Mr. Martin’s employment, and Mr. Martin was awarded an option to purchase 486,000 shares (subsequently adjusted to 501,754 shares on December 20, 2012, in connection with the separation and distribution of the Prothena Business. Refer to Note 30 for additional information on the December 20, 2012, equity adjustments), with an exercise price per share of $13.79 (subsequently adjusted to $13.36 on December 20, 2012), and an RSU grant covering 81,000 shares (subsequently adjusted to 83,626 shares on December 20, 2012). The equity awards granted in April 2012 vest over a two year period.

In general, the amended and restated agreement, continues until Mr. Martin resigns, is involuntarily terminated, is terminated for cause or dies, or is disabled. Subject to certain conditions, if Mr. Martin’s employment is involuntarily terminated (other than for cause, death or disability), Mr. Martin leaves for good reason or Mr. Martin resigns on or after April 2, 2013, we will pay Mr. Martin a lump sum equal to two (three, in the event of a change in control) times his salary and target bonus. Similarly, most options will be exercisable until the earlier of (i) two years from the date of termination or (ii) tenth anniversary of the date of grant, or in the event of a change in control, the earlier of (i) three years from the date of termination or (ii) the tenth anniversary of the date of grant of the stock option.

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

Mr. McLaughlin

In 2012, 2011 and 2010, Davy, an Irish based stock broking, wealth management and financial advisory firm, of which Mr. McLaughlin is deputy chairman, provided advisory services to the company. The total invoiced value of these services in 2012 was $1.3 million (2011: $0.2 million, 2010: $0.3 million), of which $1.1 million related to services rendered in relation to the offering of the 6.25% Notes.

In November 2011, the Company engaged an adult son of Mr. McLaughlin as a consultant in relation to the Company’s investor relations programs for a fixed period. The amount invoiced for these services in 2012 was €70,800 (2011: €11,800). Mr. McLaughlin’s son was not an executive officer of Elan and did not have a key strategic role within Elan. The consultancy arrangement terminated on June 30, 2012.

Dr. Selkoe

In July 2009, EPI entered into a consultancy agreement with Dr. Selkoe under which Dr. Selkoe agreed to provide consultant services with respect to the treatment and/or prevention of neurodegenerative and autoimmune diseases. Under the agreement we paid Dr. Selkoe a fee of $12,500 per quarter. The agreement was effective for three years unless terminated by either party upon 30 days written notice and superseded all prior consulting agreements between Dr. Selkoe and Elan. In July 2012, EPI and Dr. Selkoe agreed an amendment to the 2009 agreement which extended the term of the agreement to July 1, 2015 and increased the fee payable to $18,000 per quarter. Under the consultancy agreements, Dr. Selkoe received $61,000 in 2012 (2011: $50,000; 2010: $50,000).

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

Arrangements with Former Directors

Dr. Ekman

Effective December 31, 2007, Dr. Lars Ekman resigned from his operational role as president of R&D and continued to serve as a member of the board of directors of Elan in a non-executive capacity. Dr. Ekman retired from the board on December 7, 2012 in contemplation of his appointment as chairman of Prothena Corporation plc.

As part of Dr. Ekman’s retirement from executive duties, we agreed to make payments if we achieve certain milestones in respect of our Alzheimer’s disease program. To date none of the required milestones have been triggered and no payments have been made.

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

Dr. Bloom

On July 17, 2009, EPI entered into a consultancy agreement with Dr. Bloom under which Dr. Bloom agreed to provide consultant services to Elan with respect to the treatment and/or prevention of neurodegenerative diseases and to act as an advisor to the science and technology committee (the “2009 Agreement”). Effective July 17, 2011, the 2009 Agreement was extended for a further year (“the Amended Agreement”) and under which we would pay Dr. Bloom a fee of $12,500 per quarter. Effective July 17, 2012, Dr. Bloom’s Amended Agreement was renewed for a further 12 month period. As with its predecessor, this agreement can be terminated by either party upon 30 days written notice. Under the consultancy agreements, Dr. Bloom received $50,000 in 2012 (2011: $44,674).

Mr. Hasler

Effective October 1, 2012, Elan Pharmaceuticals GmbH entered into an employment agreement with Mr. Hasler under which Mr. Hasler was appointed our chief operating officer with an initial base annual salary of 600,000 CHF. Mr. Hasler is eligible to participate in our annual bonus plan. Mr. Hasler was awarded an option to purchase 375,000 shares vesting in three annual instalments. Mr. Hasler resigned from the board in October 2012 in connection with his appointment as chief operating officer.

External Appointments and Retention of Fees

The Company recognizes that executive directors (and senior management) may be invited to take up non-executive directorships, public sector and/or not-for-profit appointments, and that these can broaden the experience and knowledge of the individual, from which the Company can benefit. Executive directors (and senior management) may, subject to approval, accept external appointments as non-executive directors of other companies and retain any related fees paid to them.

C.	Interest of Experts and Counsel

Not applicable.

Item 8.	Financial Information.

A.	Consolidated Statements and Other Financial Information

See Item 18 “Consolidated Financial Statements.”

B.	Significant Changes

On February 6, 2013, we announced that we have entered into an asset purchase agreement with Biogen Idec to transfer to Biogen Idec all Tysabri IP and other assets related to Tysabri. As a result of this transaction, Biogen Idec will have sole authority over and exclusive worldwide rights to the development, manufacturing and commercialization of Tysabri. In accordance with the terms of the transaction, upon consummation of the transaction, the existing collaboration arrangements with Biogen Idec will be terminated and Biogen Idec will pay to us an upfront payment of $3.25 billion and continuing royalties on Tysabri in-market sales. We will earn a royalty of 12% of global net sales of Tysabri during the first 12 months following the closing of the transaction. Thereafter, we will earn a royalty of 18% of global net sales up to $2.0 billion each year, and a 25% royalty on annual global net sales above $2.0 billion. The transaction is expected to close in the first half of 2013, subject to the satisfaction of certain conditions, including customary regulatory approvals.

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

The following table sets forth the high and low sales prices of the Ordinary Shares during the periods indicated, based upon mid-market prices at close of business on the ISE and the high and low sales prices of the ADSs, as reported in published financial sources:

	€0.05 Ordinary Shares		American Depositary Shares(1)
	High	Low	High	Low
	(€)		($)
Year ended December 31
2008	23.47	4.02	36.82	5.36
2009	6.37	3.42	8.70	5.00
2010	6.04	3.48	8.18	4.33
2011	10.72	4.33	13.85	5.83
2012	11.80	7.57	15.02	9.76
Calendar Year
2011
Quarter 1	5.38	4.33	7.11	5.83
Quarter 2	8.00	4.87	11.37	6.80
Quarter 3	8.80	6.19	12.48	9.20
Quarter 4	10.72	7.33	13.85	9.87
2012
Quarter 1	11.21	9.15	15.02	12.09
Quarter 2	11.78	9.84	14.96	12.77
Quarter 3	11.80	8.30	14.46	10.70
Quarter 4	8.75	7.57	11.30	9.76
Month Ended

August 2012	9.67	8.43	11.94	11.07
September 2012	9.03	8.30	11.53	10.70
October 2012	8.75	8.21	11.30	10.75
November 2012	8.71	7.72	11.04	9.98
December 2012	8.05	7.57	10.54	9.76
January 2013	8.45	7.33	10.93	9.94

(1)	An ADS represents one Ordinary Share, par value €0.05.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information.

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

The names of the directors are shown in Item 6A. “Directors and Senior Management”. Mr. Hasler and Dr. Ekman resigned from the board on October 1, 2012 and December 7, 2012, respectively.

Under the terms of our Articles of Association, directors serve for a term of three years expiring at the AGM in the third year following their appointment at an AGM or as the case may be, their re-appointment at the AGM. Additionally, in line with the provisions of the UK Corporate Governance Code, all directors now stand subject to annual re-election by shareholders. Directors are not required to retire at any set age and may, if recommended by the board of directors, offer themselves for re-election at any AGM where they are deemed to have retired by rotation.

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

We incorporate by reference all other information concerning our Memorandum and Articles of Association from the section entitled “Description of Ordinary Shares” in the Registration Statement on Form 8-A/A3 (SEC File No. 001-13896) we filed with the SEC on December 6, 2004 and our Memorandum and Articles of Association filed with the SEC as Exhibit 4.1 to our Registration Statement on Form S-8 (Registration No. 333-181973) filed with the Commission on June 7, 2012.

C.	Material Contracts

Indenture

The indenture governing the 6.25% Senior Fixed Rates Notes due October 15, 2019 contains covenants that restrict or prohibit our ability to engage in or enter into a variety of transactions. These restrictions and prohibitions could have a material and adverse effect on us. During 2012, as of December 31, 2012, and as of the date of filing of this Form 20-F, we were not in violation of any of our debt covenants. For additional information with respect to the restrictive covenants contained in our indenture, refer to Note 24 to the Consolidated Financial Statements.

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

In June 2006, the FDA approved the reintroduction of Tysabri for the treatment of relapsing forms of MS. Approval for the marketing of Tysabri in the European Union was also received in June 2006 and has subsequently been received in a number of other countries. The distribution of Tysabri in both the United States and the European Union commenced in July 2006. Global in-market net sales of Tysabri in 2012 were $1,631.1 million (2011: $1,510.6 million; 2010: $1,230.0 million), consisting of $886.0 million (2011: $746.5 million; 2010: $593.2 million) in the U.S. market and $745.1 million (2011: $764.1 million; 2010: $636.8 million) in the ROW.

In January 2008, the FDA approved the sBLA for Tysabri for the treatment of patients with Crohn’s disease, and Tysabri was launched in this indication at the end of the first quarter of 2008. In July 2008, we made an optional payment of $75.0 million to Biogen Idec in order to maintain our approximate 50% share of Tysabri for annual global in-market net sales of Tysabri that are in excess of $700.0 million. In addition, in December 2008, we exercised our option to pay a further $50.0 million milestone to Biogen Idec in order to maintain our percentage share of Tysabri at approximately 50% for annual global in-market net sales of Tysabri that are in excess of $1.1 billion. There are no further milestone payments required for us to retain our approximate 50% profit share.

On February 6, 2013, we announced that we have entered into an asset purchase agreement with Biogen Idec to transfer to Biogen Idec all Tysabri IP and other assets related to Tysabri. As a result of this transaction, Biogen Idec will have sole authority over and exclusive worldwide rights to the development, manufacturing and commercialization of Tysabri. In accordance with the terms of the transaction, upon consummation of the transaction, the existing collaboration arrangements with Biogen Idec will be terminated and Biogen Idec will pay to us an upfront payment of $3.25 billion and continuing royalties on Tysabri in-market sales. We will earn a royalty of 12% of global net sales of Tysabri during the first 12 months following the closing of the transaction. Thereafter, we will earn a royalty of 18% of global net sales up to $2.0 billion each year, and a 25% royalty on annual global net sales above $2.0 billion. The transaction is expected to close in the first half of 2013, subject to the satisfaction of certain conditions, including customary regulatory approvals.

Tysabri was developed in collaboration with Biogen Idec. Until the Tysabri Transaction closes, Tysabri continues to be marketed in collaboration with Biogen Idec and, subject to certain limitations imposed by the parties, we share with Biogen Idec most development and commercialization costs. Upon consummation of the Tysabri Transaction, Biogen Idec will be responsible for all development and commercialization costs. Biogen Idec is responsible for manufacturing the product. In the United States, we purchase Tysabri from Biogen Idec and are responsible for distribution. Consequently, we record as revenue the net sales of Tysabri in the U.S. market. We purchase product from Biogen Idec as required at a price, which includes the cost of manufacturing, plus Biogen Idec’s gross profit on Tysabri and this cost, together with royalties payable to other third parties, is included in cost of sales.

In the ROW markets, Biogen Idec is responsible for distribution and we record as revenue our share of the profit or loss on ROW sales of Tysabri, plus our directly incurred expenses on these sales. In 2012, we recorded ROW revenue of $316.6 million (2011: $317.6 million; 2010: $258.3 million).

If the Tysabri Transaction is not consummated, the Collaboration Agreement will expire in November 2019, but may be extended by mutual agreement of the parties. If the agreement is not extended, then each of Biogen Idec and Elan has the option to buy the other party’s rights to Tysabri upon expiration of the term. Each party has a similar option to buy the other party’s rights to Tysabri if the other party undergoes a change of control (as defined in the Collaboration Agreement); however in some circumstances this option will terminate if the Tysabri Transaction fails to complete. In addition, each of Biogen Idec and Elan can terminate the Collaboration Agreement for convenience or material breach by the other party, in which case, among other things, certain licenses, regulatory approvals and other rights related to the manufacture, sale and development of Tysabri are required to be transferred to the party that is not terminating for convenience or is not in material breach of the agreement.

For additional information relating to Tysabri, refer to Note 12.

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

Under the terms of the transaction, Johnson & Johnson provided an initial $500.0 million of funding to Janssen AI for the development and commercialization of the AIP and Elan has a 49.9% shareholding in Janssen AI. The AIP is a collaboration between Janssen AI and Pfizer, which control all operational aspects of the AIP, including bapineuzumab. Through its shareholding in Janssen AI, Elan has an approximate 25.0% economic interest in the AIP, together with certain royalty rights on any future commercialization of the AIP. Any required additional expenditures in respect of Janssen AI’s obligations under the AIP collaboration in excess of the initial $500.0 million funded by Johnson & Johnson will be required to be funded by Johnson & Johnson and Elan in proportion to their respective shareholdings in Janssen AI, up to a maximum additional funding commitment of $400.0 million in total. During

2012, we provided $76.9 million of our proportionate funding commitment and in January 2013, we provided an additional $29.9 million of our funding commitment. Following the provision of this funding in January 2013, our remaining funding commitment to Janssen AI is $93.2 million. In the event that the AIP collaboration requires expenditures in excess of the additional $400.0 million pro rata commitment, the funding for such expenditures will be on terms determined by the board of directors of Janssen AI, with Johnson & Johnson and Elan each having a right of first refusal to provide such funding. If we fail to provide our share of the $400.0 million commitment or any additional funding that is required for the development of the AIP, and if Johnson & Johnson elects to fund such an amount, our interest in Janssen AI could, at the option of Johnson & Johnson, be commensurately reduced.

On August 6, 2012, Johnson & Johnson issued a press release announcing that Janssen AI and Pfizer had determined to discontinue the development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease based on the co-primary clinical endpoints not being met in the Janssen AI-led Phase 3 clinical studies (Study 301 and 302). We subsequently recorded a non-cash impairment charge of $117.3 million on our equity method investment in Janssen AI, representing the full initial estimated value of our 49.9% share of the Janssen AI AIP assets.

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

In December 2010, we modified our Collaboration Agreement with Transition and, in connection with this modification, Transition elected to exercise its opt-out right under the original agreement. Under this amendment, we paid Transition $9.0 million in 2010 and Transition received a further $11.0 million payment upon our commencement of an ELND005 Phase 2 clinical trial in 2012. Transition will no longer be eligible to receive a $25.0 million milestone that would have been due upon the commencement of a Phase 3 trial for ELND005 under the terms of the original agreement.

As a consequence of Transition’s decision to exercise its opt-out right, it no longer funds the development or commercialization of ELND005 and has relinquished its 30% ownership of ELND005 to us. Consistent with the terms of the original agreement, following its opt-out decision, Transition will be entitled to receive milestone payments of up to $93.0 million, along with tiered royalty payments ranging in percentage from a high single digit to the mid teens (subject to offsets) based on net sales of ELND005 should the drug receive the necessary regulatory approvals for commercialization. The term of the Collaboration Agreement runs until we are no longer developing or commercializing ELND005. We may terminate the Collaboration Agreement upon not less than 90 days notice to Transition and either party may terminate the Collaboration Agreement for material breach or because of insolvency of the other party.

In 2012, we initiated two Phase 2 clinical trials of ELND005. The first Phase 2 clinical trial is a safety and efficacy study of ELND005 as an adjunctive treatment of Bipolar Disease (Study BPD201) and the second Phase 2 trial studies ELND005 for the treatment of agitation/aggression in patients with moderate to severe Alzheimer’s disease (Study AG201).

See Item 4B. “Business Overview” for additional information regarding our collaboration activities and related clinical trials.

D.	Exchange Controls

Irish exchange control regulations ceased to apply from and after December 31, 1992. Except as indicated below, there are no restrictions on non-residents of Ireland dealing in domestic securities, which includes shares or depositary receipts of Irish companies such as us. Except as indicated below, dividends and redemption proceeds also continue to be freely transferable to non-resident holders of such securities. The Financial Transfers Act, 1992 gives power to the Minister for Finance of Ireland to make provision for the restriction of financial transfers between Ireland and other countries and persons. Financial transfers are broadly defined and include all transfers that would be movements of capital or payments within the meaning of the treaties governing the member states of the European Union. The acquisition or disposal of ADSs or ADRs representing shares issued by an Irish incorporated company and associated payments falls within this definition. In addition, dividends or payments on redemption or purchase of shares and payments on a liquidation of an Irish incorporated company would fall within this definition. At present the Financial Transfers Act, 1992 prohibits financial transfers involving the late Slobodan Milosevic and associated persons, Burma (Myanmar), Belarus, certain persons indicted by the International Criminal Tribunal for the former Yugoslavia, the late Osama bin Laden, Al-Qaida, the Taliban of Afghanistan, Democratic Republic of Congo, Democratic People’s Republic of Korea (North Korea), Iran, Iraq, Côte d’Ivoire, Lebanon, Liberia, Zimbabwe, Sudan, Somalia, Republic of Guinea, Afghanistan, Egypt, Eritrea, Libya, Syria, Tunisia, certain known terrorists and terrorist groups, and countries that harbor certain terrorist groups, without the prior permission of the Central Bank of Ireland.

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

The following is a general description of Irish taxation inclusive of certain Irish tax consequences to U.S. Holders (as defined below) of the purchase, ownership and disposition of ADSs or Ordinary Shares. As used herein, references to the Ordinary Shares include ADSs representing such Ordinary Shares, unless the tax treatment of the ADSs and Ordinary Shares has been specifically differentiated. This description is for general information purposes only and does not purport to be a comprehensive description of all the Irish tax considerations that may be relevant in a U.S. Holder’s decision to purchase, hold or dispose of our Ordinary Shares. It is based on the various Irish Taxation Acts, all as in effect on February 4, 2013, and all of which are subject to change (possibly on a retroactive basis). The Irish tax treatment of a U.S. Holder of Ordinary Shares may vary depending upon such holder’s particular situation, and holders or prospective purchasers of Ordinary Shares are advised to consult their own tax advisors as to the Irish or other tax consequences of the purchase, ownership and disposition of Ordinary Shares.

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

Irish Capital Acquisitions Tax

A gift or inheritance of Ordinary Shares will be and, in the case of our warrants or American Depositary Warrant Shares (ADWSs) representing such warrants, may be, within the charge to Irish capital acquisitions tax, notwithstanding that the person from whom the gift or inheritance is received is domiciled or resident outside Ireland. Capital acquisitions tax is charged at the rate of 33% (in respect of gifts or inheritances taken on or after December 6, 2012) above a tax-free threshold. This tax-free threshold is determined by the relationship between the donor and the successor or donee. It is also affected by the amount of the current benefit and previous benefits taken since December 5, 1991 from persons within the same capital acquisitions tax relationship category. Gifts and inheritances between spouses are not subject to capital acquisitions tax.

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

The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act). In accordance with these requirements, the Company files Annual Reports on Form 20-F with, and furnishes Reports of Foreign Issuer on Form 6-K to, the SEC. These materials, including our Annual Report on Form 20-F for the fiscal year ended December 31, 2012 and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, NE, Washington D.C. 20549. Copies of the materials may be obtained from the SEC’s Public Reference Room at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. As a foreign private issuer, all documents that we filed or submitted after November 4, 2002 on the SEC’s EDGAR system are available for retrieval on the website maintained by the SEC at http://www.sec.gov. These filings and submissions are also available from commercial document retrieval services.

Copies of our Memorandum and Articles of Association may be obtained at no cost by writing or telephoning the Company at our principal executive offices. Our Memorandum and Articles of Association were filed with the SEC as Exhibit 4.1 to our Registration Statement on Form S-8(Registration No. 333-181973) filed with the SEC on June 7, 2012. You may also inspect or obtain a copy of our Memorandum and Articles of Association using the procedures prescribed above.

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

During 2012, average exchange rates were $1.287 = €1.00. We entered into a number of forward foreign exchange contracts at various rates of exchange during 2012 that required us to sell euro for U.S. dollars. At December 31, 2012, we held a net forward foreign exchange derivative liability of $0.3 million relating to outstanding forward foreign exchange contracts that expire on various dates during the first half of 2013.

Interest Rate Risk on Debt

Our long-term debt at December 31, 2012 was at fixed rates, therefore we are not exposed to cash flow interest rate risk in relation to our debt.

As of December 31, 2012, the fair value of our debt was $628.1 million. For additional information on the fair values of debt instruments, refer to Note 31 to the Consolidated Financial Statements.

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

The interest rate risk profile of our investments at December 31, 2012, was as follows (in millions):

	Fixed	Floating	No Interest	Total
Cash and cash equivalents	$—	$431.3	$—	$431.3
Restricted cash and cash equivalents — current	$—	$2.6	$—	$2.6
Restricted cash and cash equivalents — non-current	$—	$13.7	$—	$13.7
Investment securities — current	$—	$—	$167.9	$167.9
Investment securities — non-current	$—	$—	$8.6	$8.6

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

At the balance sheet date, we have a significant concentration of credit risk given that our main customer and collaborator, AmerisourceBergen and Biogen Idec, respectively, account for all of our gross accounts receivable balance at December 31, 2012. However, we do not believe our credit risk in relation with these two customers is significant, as they each have an investment grade credit rating.

Equity Price and Commodity Risks

We do not have any material equity price or commodity risks.

Item 12.	Description of Securities Other than Equity Securities.

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares.

In February 2012, Citibank, N.A. replaced the Bank of New York Mellon as our ADS depository. According to our Depositary Agreement with the ADS depositary, Citibank, N.A., the depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

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

In 2011, Bank of New York Mellon waived certain fees relating to products and services provided by the depositary which were repaid by the Company in February 2012. Citibank, N.A., was appointed as depositary on February 3, 2012. Citibank has agreed to reimburse certain Company expenses and make certain payments related to the Company’s ADS program and incurred by the

Company in connection with the program. The Depositary reimbursed to the Company, or paid amounts on the Company’s behalf to third parties, or waived its fees and expenses, of $0.4 million for the year ended December 31, 2012.

Subject to certain conditions, should the Company remove the Depositary the Company may be required to repay to the Depositary any amounts reimbursed to the Company during the 12 month period prior to such termination.

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.	Controls and Procedures.

Disclosure Controls and Procedures

We conducted an evaluation as of December 31, 2012 under the supervision and with the participation of management, including our CEO and chief financial officer (CFO), of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on the evaluation conducted, our management, including our CEO and CFO, concluded that at December 31, 2012 such disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). Our internal control system is designed to provide reasonable assurance regarding the preparation and fair presentation of financial statements for external purposes in accordance with U.S. GAAP. All internal control systems, no matter how well designed, have inherent limitations and can provide only reasonable assurance that the objectives of the internal control system are met. It must be noted that even those systems that management deems to be effective can only provide reasonable assurance with respect to the preparation and presentation of our financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal controls over financial reporting, based on the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation conducted, our management, including our CEO and CFO, concluded that as of December 31, 2012, internal control over financial reporting was effective.

Our independent registered public accounting firm, KPMG, has issued an auditor’s report on the Company’s internal control over financial reporting as of December 31, 2012, which is included under Item 15 “Controls and Procedures” in this Annual Report on Form 20-F.

Changes in Internal Control over Financial Reporting

Changes that have materially affected, or are reasonably likely to material affect, our internal control over financial reporting during the period covered by the annual report, need to be identified and reported as required by paragraph (d) of Rule 13a-15.

During the year ended December 31, 2012, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Elan Corporation, plc:

We have audited Elan Corporation, plc’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Elan Corporation, plc’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, appearing under Item 15 in this Annual Report on Form 20-F. Our responsibility is to express an opinion on Elan Corporation, plc’s internal control over financial reporting based on our audit.

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

In our opinion, Elan Corporation, plc maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Elan Corporation, plc and subsidiaries, as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2012, and the related financial statement schedule, and our report dated February 12, 2013 expressed an unqualified opinion on those consolidated financial statements and the related financial statement schedule.

/s/ KPMG

Dublin, Ireland

February 12, 2013

Item 16.	Reserved.

Item 16A.	Audit Committee Financial Expert.

The board of directors of Elan has determined that Mr. Gary Kennedy, Mr. Kerr and Mr. O’Connor qualify as Audit Committee financial experts and as independent directors within the meaning of the NYSE listing standards.

Item 16B.	Code of Ethics.

Our board of directors adopted a code of conduct that applies to our directors, officers and employees. The Code of Conduct is regularly reviewed by the board and was revised and updated in October 2012. The Code of Conduct ensures that our directors, officers and employees are familiar with our basic corporate philosophies and policies. The Code of Conduct provides guidance on the ethical and legal standards that constitute appropriate employee behavior and explains the process for reporting potential violations of compliance. We are committed to conducting business with the highest standards of ethical conduct and integrity. Our passion to succeed is guided by our compliance program that ensures we follow the rules established in Elan’s internal policies and are reflected in our Code of Conduct, and that we comply with all applicable laws and regulations in the countries where we do business.

All employees have a mandatory compliance objective, which accounts for 10% of their performance goals and objectives. This is designed to ensure that employees comply with our Code of Conduct and all policies and procedures that govern our daily business activities. In addition to the general provisions contained in the Code of Conduct concerning conflicts of interest, the board adopted, in January 2011, a comprehensive Conflicts of Interests Policy for directors, which sets out wide-ranging procedures covering the identification and management of such conflicts.

There have been no material modifications to, or waivers from, the provisions of the Code of Conduct. The Code of Conduct is available on the corporate governance section of our website at the following address: www.elan.com.

Item 16C.	Principal Accountant Fees and Services.

Our principal accountants are KPMG. The table below summarizes the fees for professional services rendered by KPMG for the audit of our Consolidated Financial Statements and fees billed for other services rendered by KPMG (in millions):

	2012	2011
Auditors’ remuneration:
Audit fees(1)	$2.2	$2.0
Audit-related fees(2)	—	—

Total audit and audit-related fees	$2.2	$2.0
Tax fees(3)	1.7	1.2
All other fees	—	—

Total auditors’ remuneration	$3.9	$3.2

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

Report of the Audit Committee

The Audit Committee held eight scheduled meetings in 2012. Details of meeting attendance by Audit Committee members are included in the table on page 71. In addition three further meetings were held to deal with specific matters.

Committee Membership

Name	Status During 2012
Gary Kennedy (Chairman)	Member for the whole period
Giles Kerr	Member for the whole period
Donal O’Connor	Member for the whole period

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

At each regularly scheduled board meeting, the chairman of the Audit Committee reported to the board on the principal matters covered at the preceding Audit Committee meetings. The minutes of all Audit Committee meetings were also circulated to all board members. During 2012, the Audit Committee considered and reviewed various aspects of the Company and its business including, but not limited to the matters referred to below.

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

•

The Audit Committee reviewed the operations of the Company’s Code of Conduct, the employee helpline and email system. No material issues were reported through this route during the year. No waivers to the Code of Conduct were made in 2012.

•	The implementation of the measures required under the terms of the Corporate Integrity Agreement between the Company and the Inspector General of the U.S. Department of Health and Human Services.

•	Reviewed and approved, or recommended for approval to the board of directors, various aspects of the Prothena Demerger completed in December, 2012.

•	Reviewed proposals for the restructuring of the Company’s debts.

•	Reviewed correspondences between the Company and the SEC.

•

The Audit Committee reviewed the further implementation of the comprehensive enterprise-wide risk management process in the Company, including the role of the Turnbull Guidance for Directors, other corporate governance measures and the utilization of the insurance function in the control and management of Company wide risk.

•

Matters concerning the internal audit function, corporate compliance function and financial functions were reviewed. The Company’s continuing work to comply with the applicable provisions of the Sarbanes-Oxley Act of 2002 was monitored by the Audit Committee.

•	The Audit Committee charter, the Company’s Security Trading policy and the operation of the Audit Committee were reviewed during 2012.

•

The amount of audit and non-audit fees of the independent auditor was monitored throughout 2012. The Audit Committee was satisfied throughout the year that the objectivity and independence of the independent external auditor were not in any way impaired by either the nature of the non-audit work undertaken, the level of non-audit fees charged for such work or any other facts or circumstances.

On behalf of the Audit Committee,

Gary Kennedy

Chairman of the Audit Committee and Non-Executive Director

February 12, 2013

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

On September 24, 2012, 21,375 “B” Executive Shares of €0.05 each, and 1,000 non-voting Executive shares of €1.25 each in the capital of the Company were redeemed for cash at par and cancelled.

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

NYSE Standards for U.S. Listed Companies under Listed Company Manual Section 303A	Elan Corporate Governance Practices

NYSE Section 303A.10

U.S. listed companies must adopt a Code of Business Conduct and Ethics for directors, officers and employees.	We have adopted a Code of Conduct for directors, officers and employees that is published on our website.

NYSE Section 303A.12

The CEO of each listed U.S. company must, on a yearly basis, certify to the NYSE that he or she knows of no violation by the company of NYSE rules relating to corporate governance. The CEO must notify the NYSE in writing whenever any executive officer of the company becomes aware of any non-fulfillment of any applicable provision under NYSE Section 303A. Finally, each U.S. listed company must submit an executed Written Affirmation annually to the NYSE and Interim Written Affirmation each time a change occurs in the board or any of the committees subject to NYSE Section 303A.	Our CEO will notify the NYSE in writing whenever any executive officer of Elan becomes aware of any non-fulfillment of any applicable provision under NYSE Section 303A. In addition, we will comply with the NYSE’s rules relating to the submission of annual and interim affirmations.

Item 16H.	Mine Safety Disclosure

Not applicable.

Part III

Item 17.	Consolidated Financial Statements.

Not applicable.

Item 18.	Consolidated Financial Statements.

Report of Independent Registered Public Accounting Firm

Consolidated Financial Statements of Elan Corporation, plc and subsidiaries

Notes to the Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Elan Corporation, plc:

We have audited the accompanying consolidated balance sheets of Elan Corporation, plc and subsidiaries (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2012. In connection with our audits of the consolidated financial statements, we have also audited financial statement Schedule II. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Elan Corporation, plc and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Elan Corporation plc’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 12, 2013 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG

Dublin, Ireland

February 12, 2013

Elan Corporation, plc

Consolidated Statements of Operations

For the Years Ended December 31, 2012, 2011 and 2010

	Notes	2012	2011	2010
		(In millions, except per share data)
Continuing Operations
Product revenue		$0.2	$4.0	$43.1
Contract revenue		—	—	1.0

Total revenue	3	0.2	4.0	44.1
Cost of sales		0.2	0.8	12.2

Gross margin		—	3.2	31.9
Operating expenses:
Selling, general and administrative expenses		113.6	107.2	124.2
Research and development expenses		95.0	106.8	128.5
Other net charges	6	168.9	24.3	52.8
Settlement reserve charge	7	—	—	206.3
Net gain on divestment of business	5	—	—	(1.0)

Total operating expenses		377.5	238.3	510.8

Operating loss		(377.5)	(235.1)	(478.9)

Net interest and investment gains and losses:
Net interest expense	8	56.6	104.9	118.4
Net loss on equity method investments	9	221.8	81.1	26.0
Net charge on debt retirement	10	76.1	47.0	3.0
Net investment losses/(gains)	17	1.2	(2.6)	(12.8)

Net interest and investment gains and losses		355.7	230.4	134.6

Net loss before income taxes		(733.2)	(465.5)	(613.5)
Benefit from income taxes	11	(360.5)	(12.0)	(52.2)

Net loss from continuing operations		$(372.7)	$(453.5)	$(561.3)
Discontinued Operations
Net income from discontinued operations (net of tax)	12	235.3	1,014.0	236.6

Net (loss)/income for the year		$(137.4)	$560.5	$(324.7)

Basic and diluted net income/(loss) per Ordinary Share
Continuing operations	13	$(0.63)	$(0.77)	$(0.96)
Discontinued operations	13	0.40	1.73	0.40

Total attributable to the ordinary shareholders of the Parent Company	13	$(0.23)	$0.95	$(0.56)

Basic and diluted weighted-average number of Ordinary Shares outstanding — continuing, discontinued and total operations		592.4	587.6	584.9

The accompanying notes are an integral part of these Consolidated Financial Statements.

Elan Corporation, plc

Statements of Consolidated Comprehensive Income

For the Years Ended December 31, 2012, 2011 and 2010

	Notes	2012	2011	2010
		(In millions)
Net (loss)/income for the year		$(137.4)	$560.5	$(324.7)
Other comprehensive income/(loss):
Unrealized gains/(losses) on investment securities	17	17.5	(1.5)	(2.8)
Unrealized loss on defined benefit pension plans	29	(24.7)	(3.9)	(4.1)
Currency translation adjustments		—	11.1	(0.1)

Other comprehensive (loss)/income		(7.2)	5.7	(7.0)

Total comprehensive (loss)/income		$(144.6)	$566.2	$(331.7)

Total comprehensive (loss)/income arises from:
Continuing operations		$(379.9)	$(447.8)	$(568.3)
Discontinued operations		235.3	1,014.0	236.6

Total comprehensive (loss)/income		$(144.6)	$566.2	$(331.7)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Elan Corporation, plc

Consolidated Balance Sheets

As of December 31, 2012 and 2011

	Notes	2012	2011
	(In millions, except shares and par values)
ASSETS
Current Assets:
Cash and cash equivalents		$431.3	$271.7
Restricted cash and cash equivalents — current	14	2.6	2.6
Assets held for sale	15	220.1	—
Accounts receivable	16	193.5	167.7
Investment securities — current	17	167.9	0.3
Inventory	18	—	23.8
Deferred tax assets — current	11	380.9	26.2
Prepaid and other current assets	19	13.2	25.7

Total current assets		1,409.5	518.0
Property, plant and equipment, net	20	12.7	83.2
Goodwill and other intangible assets, net	21	99.0	309.9
Equity method investments	9	14.0	675.8
Investment securities — non-current	17	8.6	9.8
Restricted cash and cash equivalents — non-current	14	13.7	13.7
Deferred tax assets — non-current	11	64.6	118.9
Other assets	22	18.1	24.5

Total assets		$1,640.2	$1,753.8

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable		$45.6	$46.4
Accrued and other current liabilities	23	314.1	229.9

Total current liabilities		359.7	276.3
Long-term debt	24	600.0	615.0
Other liabilities	23	62.3	60.7

Total liabilities		1,022.0	952.0

Shareholders’ Equity:
Ordinary Shares, €0.05 par value, 810,000,000 shares authorized 594,949,536 and 589,346,275 shares issued and outstanding at December 31, 2012 and 2011, respectively	25	36.5	36.2
Executive Shares, €1.25 par value, 1,000 shares authorized, no shares issued or outstanding at December 31, 2012 and 1,000 shares issued and outstanding at December 31, 2011	25	—	—
“B” Executive Shares, €0.05 par value, 25,000 shares authorized, no shares issued or outstanding at December 31, 2012 and 21,375 shares issued and outstanding at December 31, 2011	25	—	—
Additional paid-in capital	26	352.4	6,485.9
Accumulated surplus /(deficit)	26	273.9	(5,682.9)
Accumulated other comprehensive loss	27	(44.6)	(37.4)

Shareholders’ equity		618.2	801.8

Total liabilities and shareholders’ equity		$1,640.2	$1,753.8

The accompanying notes are an integral part of these Consolidated Financial Statements.

Elan Corporation, plc

Consolidated Statements of Changes In Shareholders’ Equity

For the Years Ended December 31, 2012, 2011 and 2010

	Number of Shares	Share Capital	Additional Paid-in Capital (APIC)	Accumulated Surplus/ (Deficit)	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
	(In millions)
Balance at December 31, 2009	583.9	$35.8	$6,413.2	$(5,918.7)	$(36.1)	$494.2
Total comprehensive loss	—	—	—	(324.7)	(7.0)	(331.7)
Net tax shortfalls related to equity awards	—	—	(1.2)	—	—	(1.2)
Stock issued, net of issuance costs	1.3	0.1	1.7	—	—	1.8
Share-based compensation	—	—	31.2	—	—	31.2

Balance at December 31, 2010	585.2	35.9	6,444.9	(6,243.4)	(43.1)	194.3
Total comprehensive income	—	—	—	560.5	5.7	566.2
Stock issued, net of issuance costs	4.1	0.3	6.0	—	—	6.3
Share-based compensation	—	—	35.0	—	—	35.0

Balance at December 31, 2011	589.3	36.2	6,485.9	(5,682.9)	(37.4)	801.8
Total comprehensive loss	—	—	—	(137.4)	(7.2)	(144.6)
Distribution in specie	—	—	—	(105.7)	—	(105.7)
APIC offset to accumulated deficit	—	—	(6,199.9)	6,199.9	—	—
Stock issued, net of issuance costs	5.6	0.3	20.5	—	—	20.8
Share-based compensation	—	—	45.9	—	—	45.9

Balance at December 31, 2012	594.9	$36.5	$352.4	$273.9	$(44.6)	$618.2

The accompanying notes are an integral part of these Consolidated Financial Statements.

Elan Corporation, plc

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2012, 2011 and 2010

	2012	2011	2010
	(In millions)
Cash flows from operating activities:
Net (loss)/income	$(137.4)	$560.5	$(324.7)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Amortization of deferred revenue	(0.3)	(0.5)	(0.3)
Amortization of financing costs	3.1	5.3	5.4
Depreciation and amortization	24.8	35.8	63.3
Gain on sale of investment securities	—	(2.6)	(12.8)
Impairment of property, plant and equipment	64.3	10.0	11.0
Net loss/(gain) on divestment of business	17.1	(654.5)	—
EDT divestment transaction costs	—	(34.1)	—
Net loss on equity method investments	229.0	81.8	26.0
Loss on disposal of equity method investment	13.3	—	—
Settlement reserve charge	—	—	206.3
Share-based compensation	45.9	35.3	31.5
(Recognition)/write-down of deferred tax assets	(300.4)	51.0	0.1
Net charge on debt retirement	76.1	47.0	3.0
Derivative fair value loss/(gain)	0.3	—	(1.2)
Other	(0.1)	(0.8)	2.6
Net changes in assets and liabilities:
(Increase)/decrease in accounts receivable	(25.8)	23.9	0.8
Decrease/(increase) in prepaid and other assets	6.5	(2.2)	10.7
(Increase)/decrease in inventory	(1.1)	15.2	14.2
Decrease in debt interest accrual	(2.1)	(6.9)	(0.7)
Increase/(decrease) in accounts payable and accruals and other liabilities	42.1	(213.5)	33.0
Decrease in working capital from divestment of EDT business	—	(70.9)	—

Net cash provided by/(used in) operating activities	55.3	(120.2)	68.2

Cash flows from investing activities:
Decrease/(increase) in restricted cash	—	206.8	(191.4)
Proceeds from disposal of property, plant and equipment	—	1.3	0.1
Purchase of property, plant and equipment	(10.3)	(27.3)	(40.9)
Purchase of intangible assets	(1.8)	(2.5)	(3.6)
Purchase of equity method investment	—	(20.0)	—
Purchase of investment securities	(0.7)	(0.6)	(0.9)
Funding of equity method investment in Janssen AI	(76.9)	—	—
Sale of investment securities	—	2.8	16.4
Receipt of deferred consideration	12.0	—	—
Proceeds from sale of equity method investment	380.9	—	—
Proceeds from business disposals	—	500.0	4.3

Net cash provided by/(used in) investing activities	303.2	660.5	(216.0)

Cash flows from financing activities:
Cash distribution to Prothena Corporation, plc	(125.0)	—	—
Proceeds from share based compensation stock issuances	20.8	6.3	1.8
Repayment of loans	(682.5)	(697.3)	(455.0)
Net proceeds from debt issuances	587.9	—	187.1

Net cash used in financing activities	(198.8)	(691.0)	(266.1)

Effect of exchange rate changes on cash	(0.1)	(0.1)	(0.1)

Net increase/(decrease) in cash and cash equivalents	159.6	(150.8)	(414.0)
Cash and cash equivalents at beginning of year	271.7	422.5	836.5

Cash and cash equivalents at end of year	$431.3	$271.7	$422.5

Supplemental cash flow information:
Cash paid during the year for:
Interest	$(54.0)	(108.1)	$(117.2)
Income taxes	$(0.8)	(1.5)	$(0.4)
Non-cash investing activities:
Purchase of equity method investment	$—	(528.6)	$—
Transfer of assets, net of liabilities to Prothena Corporation, plc (Note 28).	$3.2	—	$—

The accompanying notes are an integral part of these Consolidated Financial Statements.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business

Elan Corporation, plc, is an Irish public limited company (also referred to hereafter as we, our, us, Elan or the Company), headquartered in Dublin, Ireland. We were incorporated as a private limited company in Ireland in December 1969 and became a public limited company in January 1984. Our principal executive offices are located at Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland and our telephone number is 353-1-709-4000.

On February 6, 2013, we announced that we have entered into an asset purchase agreement with an affiliate of Biogen Idec Inc. (the “Asset Purchase Agreement”) to transfer to Biogen Idec Inc. (Biogen Idec) all Tysabri® intellectual property (IP) and other assets related to the development, manufacturing and commercialization of Tysabri (natalizumab) and other products licensed to Biogen Idec and its affiliates under our collaboration arrangement with Biogen Idec (the “Tysabri Transaction”). As a result of this transaction, Biogen Idec and its affiliates will have sole authority over and exclusive worldwide rights to the development, manufacturing and commercialization of Tysabri. In accordance with the terms of the transaction, upon consummation of the transaction, the existing collaboration arrangements with Biogen Idec will be terminated and Biogen Idec will pay to us an upfront payment of $3.25 billion and continuing royalties on Tysabri in-market sales. We will earn a royalty of 12% of global net sales of Tysabri during the first 12 months following the closing of the transaction. Thereafter, we will earn a royalty of 18% of global net sales up to $2.0 billion each year, and a 25% royalty on annual global net sales above $2.0 billion. The transaction is expected to close in the first half of 2013, subject to the satisfaction of certain conditions, including customary regulatory approvals.

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

Unless otherwise indicated, our financial statements and other financial data contained in this Form 20-F are presented in U.S. dollars ($). The accompanying Consolidated Financial Statements include our financial position, results of operations and cash flows and those of our wholly-owned subsidiaries. All intercompany amounts have been eliminated. We use the equity method to account for equity investments in instances in which we own common stock and have the ability to exercise significant influence, but not control, over the investee.

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

•

Marketable equity and debt securities are considered trading when purchased principally for the purpose of selling in the near term. These securities are recorded as current investments and are carried at fair value. Unrealized holding gains and losses on trading securities are included in other income. We did not hold any trading securities at December 31, 2012 and 2011.

•

Marketable debt securities are considered held-to-maturity when we have the positive intent and ability to hold the securities to maturity. These securities are carried at amortized cost, less any impairment. We did not hold any held-to-maturity securities at December 31, 2012 and 2011.

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

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

(g) Inventory

Finished goods inventory is valued at the lower of cost or market value.

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

Where events or circumstances indicate that the carrying amount of property, plant and equipment may not be recoverable, we review the carrying value for impairment. The carrying amount of the asset is not deemed recoverable if its carrying amount exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of that asset. In such event, an impairment loss is recognized for the excess of the carrying amount over the asset’s fair value.

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

All other leases that are not capital leases are considered operating leases. Rentals on operating leases are charged to expense on a straight-line basis over the period of the lease. Leased property, plant and equipment sub-let to third parties are classified according to their substance as either direct financing or operating leases. All such arrangements that we have entered into as lessor are operating leases. Income received as lessor is recognized on a straight-line basis over the period of the lease.

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

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

(k) Equity method investments

Janssen AI

As part of the transaction in September 2009 whereby Janssen Alzheimer Immunotherapy (Janssen AI), a subsidiary of Johnson & Johnson, acquired substantially all of our assets and rights related to our Alzheimer’s Immunotherapy Program (AIP) collaboration with Wyeth (which has been acquired by Pfizer Inc. (Pfizer)), we received a 49.9% equity investment in Janssen AI. Johnson & Johnson also committed to fund up to an initial $500.0 million towards the further development and commercialization of the AIP to the extent the funding is required by the collaboration. Any required additional expenditures in respect of Janssen AI’s obligations under the AIP collaboration in excess of the initial $500.0 million funding commitment is required to be funded by Elan and Johnson & Johnson in proportion to their respective shareholdings up to a maximum additional commitment of $400.0 million in total. In the event that further funding is required beyond the $400.0 million, such funding will be on terms determined by the board of Janssen AI, with Johnson & Johnson and Elan having a right of first offer to provide additional funding. If we fail to provide our share of the $400.0 million commitment or any additional funding that is required for the development of the AIP, and if Johnson & Johnson elects to fund such an amount, our interest in Janssen AI could, at the option of Johnson & Johnson, be commensurately reduced. We have recorded our investment in Janssen AI as an equity method investment on the Consolidated Balance Sheet as we have the ability to exercise significant influence, but not control, over the investee. The investment was initially recognized based on the estimated fair value of the investment acquired, representing the fair value of our proportionate 49.9% share of Janssen AI’s total net assets at inception, which were comprised of the AIP assets and the asset created by the Johnson & Johnson contingent funding commitment.

Under the equity method, investors are required to recognize their share of the earnings or losses of an investee in the periods for which they are reported in the financial statements of the investee as this is normally considered an appropriate means of recognizing increases or decreases in the economic resources underlying the investments. However, Johnson & Johnson had committed to wholly fund up to an initial $500.0 million of development and commercialization expenses incurred by Janssen AI so the recognition by Elan of a share of Janssen AI losses that are solely funded by Johnson & Johnson’s $500.0 million commitment would result in an

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

inappropriate decrease in Elan’s share of the economic resources underlying the investment in Janssen AI. Accordingly, until the $500.0 million funding commitment was fully utilized, we applied the hypothetical liquidation at book value (HLBV) method to determine how an increase or decrease in net assets of Janssen AI affected Elan’s interest in the net assets of Janssen AI on a period by period basis. Under the HLBV method, an investor determines its share of the earnings or losses of an investee by determining the difference between its claim on the investee’s book value at the end and beginning of the period.

During 2012, the remaining balance of the initial $500.0 million funding commitment, provided by Johnson & Johnson to Janssen AI, which amounted to $57.6 million at December 31, 2011, was spent. Subsequent to the full utilization of the initial $500.0 million funding commitment, we provided funding of $76.9 million to Janssen AI during 2012.

On August 6, 2012, Johnson & Johnson issued a press release announcing the discontinuation of the development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease based on the co-primary clinical endpoints not being met in the Janssen AI-led Phase 3 clinical studies. As a result of the discontinuation, we recorded a non-cash impairment charge of $117.3 million against the carrying value of our equity method investment in Janssen AI, representing the full initial estimated value of Elan’s 49.9% share of the Janssen AI AIP assets. Janssen AI recorded an impairment charge of $678.9 million, representing its full carrying value of the AIP assets.

As of December 31, 2011, the carrying value of our Janssen AI equity method investment of $130.6 million was approximately $185 million below our share of Janssen AI’s reported book value of its net assets. This difference related to the lower estimated value of Janssen AI’s AIP assets when the equity method investment was initially recorded, and the asset created by the Johnson & Johnson $500.0 million contingent funding commitment. The difference in the carrying values of the AIP assets was eliminated during 2012 when Elan and Janssen AI recorded impairment charges of $117.3 million and $678.9 million, respectively, representing their respective initial estimated values of the AIP assets. In relation to the asset created by the Johnson & Johnson contingent funding commitment, which was a limited life asset, the basis difference was amortized to the Consolidated Statement of Operations on a pro rata basis; based on the actual amount of Janssen AI losses that were solely funded by Johnson & Johnson in each period as compared to the total $500.0 million, which was the total amount solely funded by Johnson & Johnson. This basis difference was fully amortized during 2012 when the remaining balance of the initial $500.0 million funding commitment provided by Johnson & Johnson to Janssen AI was spent.

As a result of the equity method investment losses incurred to date, relating to our share of the losses in excess of the losses funded solely by Johnson & Johnson’s initial $500.0 million funding commitment, and the impairment charge of $117.3 million recognized during 2012, there is an excess of losses over the investment made in Janssen AI at December 31, 2012 of $11.0 million. This amount has been recorded as a current liability at December 31, 2012. In addition, Elan provided further funding to Janssen AI of $29.9 million during January 2013, which will be recorded in the 2013 financial statements.

Proteostasis Therapeutics, Inc.

We have recorded our investment in Proteostasis Therapeutics Inc. (Proteostasis) as an equity method investment on the Consolidated Balance Sheet as we have the ability to exercise significant influence, but not control, over the investees. The investment was initially recognized based on the estimated fair value of the investment acquired. Under the equity method, we recognize our share of the earnings or losses of the investee, adjusted for the amortization of the basis differences, in the Consolidated Statement of Operations with a corresponding increase or decrease in the carrying amount of the investments on the Consolidated Balance Sheet. We recognize our share of the earnings or losses of Proteostasis in the same periods for which they are reported in the financial statements of the investee.

Alkermes plc

Following the completion of the merger between Alkermes, Inc. and EDT on September 16, 2011, we held approximately 25% of the outstanding ordinary shares of Alkermes plc (31.9 million shares) and accounted for this investment as an equity method investment as we had the ability to exercise significant influence, but not control, over the investee. Under the equity method, we recognize our share of the earnings or losses of the investee, adjusted for the amortization of the basis differences, in the Consolidated Statement of Operations with a corresponding increase or decrease in the carrying amount of the investments on the Consolidated Balance Sheet. The investment was initially recognized based on the estimated fair value of the investment acquired.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In March 2012, we sold 76% (24.15 million ordinary shares) of our shareholding in Alkermes plc. Following this sale, we continued to own 7.75 million ordinary shares of Alkermes plc, representing an approximate 6% equity interest. Following the sale of the 24.15 million ordinary shares, our remaining equity interest in Alkermes plc was classified as an available-for-sale investment in current assets and equity method accounting no longer applied to this investment.

On January 31, 2013, we announced that we had agreed to sell all of our remaining 7.75 million ordinary shares of Alkermes plc. The sale closed on February 6, 2013 and we received proceeds of $169.7 million.

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

(m) Derivative financial instruments

We enter into transactions in the normal course of business using various financial instruments in order to hedge against exposures to fluctuating exchange and interest rates. We use derivative financial instruments to reduce exposure to fluctuations in foreign exchange rates and interest rates. A derivative is a financial instrument or other contract whose value changes in response to some underlying variable, that has an initial net investment smaller than would be required for other instruments that have a similar response to the variable and that will be settled at a future date. We do not enter into derivative financial instruments for trading or speculative purposes. We entered into a number of forward foreign exchange contracts at various rates of exchange during 2012 that required us to sell euro for U.S. dollars. At December 31, 2012, we held a net forward foreign exchange derivative liability of $0.3 million relating to outstanding forward foreign exchange contracts that expire on various dates during the first half of 2013. We did not hold any interest rate swap contracts or forward currency contracts at December 31, 2011.

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

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(n) Discontinued operations and assets held for sale

A discontinued operation is a component of an entity that either has been disposed of or is classified as held for sale and (i) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of a disposal transaction and (ii) the entity will not have significant continuing involvement in the operations of the component after the disposal transaction.

Any gain or loss from the disposal of a business, together with the results of these operations until the date of disposal, is reported separately in the discontinued operations line of the Consolidated Statement of Operations and comparative information is restated accordingly. Cash flow information related to discontinued operations is disclosed separately in the notes to the financial statements.

Assets are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable.

Tysabri

On February 6, 2013, we announced that we have entered into an asset purchase agreement with Biogen Idec to transfer to Biogen Idec all Tysabri IP and other assets related to Tysabri. As a result of this transaction, Biogen Idec will have sole authority over and exclusive worldwide rights to the development, manufacturing and commercialization of Tysabri. In accordance with the terms of the transaction, upon consummation of the transaction, the existing collaboration arrangements with Biogen Idec will be terminated and Biogen Idec will pay to us an upfront payment of $3.25 billion and continuing royalties on Tysabri in-market sales. We will earn a royalty of 12% of global net sales of Tysabri during the first 12 months following the closing of the transaction. Thereafter, we will earn a royalty of 18% of global net sales up to $2.0 billion each year, and a 25% royalty on annual global net sales above $2.0 billion. The transaction is expected to close in the first half of 2013, subject to the satisfaction of certain conditions, including customary regulatory approvals. As a result of the agreement to dispose of the Tysabri asset rights, the results of Tysabri for the year ended December 31, 2012 are presented as a discontinued operation in the Consolidated Statement of Operations and the comparative amounts have been restated to reflect this classification. The assets and liabilities of the Tysabri business have been presented as held for sale as of December 31, 2012.

Prothena

On December 20, 2012, we completed the separation of a substantial portion of our drug discovery business platform (the Prothena Business) into a new, publicly traded company incorporated in Ireland named Prothena Corporation, plc (Prothena) pursuant to a demerger under Irish Company law and a pro rata distribution of Prothena ordinary shares was made to our shareholders of one Prothena ordinary share for every 41 Elan ordinary shares or Elan American Depositary Shares (ADSs) held. Since we do not have significant or direct involvement in the future operations of the Prothena Business, the financial results of the Prothena Business for the period up to December 20, 2012, the effective date of the separation, have been presented as a discontinued operation and comparative amounts have been restated to reflect this classification.

EDT

Following the disposal of the EDT business in September 2011, we did not report the results of EDT as a discontinued operation as we continued to have significant continuing involvement in the operations of Alkermes plc through our 25% equity interest.

On March 13, 2012, we announced that we had sold 76% (24.15 million ordinary shares) of our shareholding in Alkermes plc for net proceeds of $380.9 million after deduction of underwriter and other fees. Following this sale, we continued to own 7.75 million ordinary shares of Alkermes plc, representing an approximate 6% equity interest in Alkermes plc. Following the disposal of 76% of our shareholding in Alkermes plc, our shareholding ceased to qualify as an equity method investment and as a result, the results of EDT are presented as a discontinued operation in the Consolidated Statements of Operations for the comparative periods.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(o) Revenue

We recognize revenue from the sale of our products and from royalties earned.

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

The income statement financial information relating to Tysabri for the years ended December 31, 2012, 2011 and 2010 are presented as discontinued operations in our Consolidated Financial Statements and related notes thereto. Tysabri was developed in collaboration with Biogen Idec. Until the Tysabri Transaction closes, Tysabri continues to be marketed in collaboration with Biogen Idec and, subject to certain limitations imposed by the parties, we share with Biogen Idec most development and commercialization costs. Biogen Idec is responsible for manufacturing the product. In the United States, we purchase Tysabri from Biogen Idec and are responsible for distribution. Consequently, we record as revenue the net sales of Tysabri in the U.S. market. We purchase product from Biogen Idec as required at a price, which includes the cost of manufacturing, plus Biogen Idec’s gross profit on Tysabri and this cost, together with royalties payable to other third parties, is included in cost of sales. Outside of the United States, Biogen Idec is responsible for distribution and we record as revenue our share of the profit or loss on rest of world (ROW) sales of Tysabri, plus the reimbursement from Biogen Idec of Elan’s directly incurred expenses on these sales, which are primarily comprised of royalties we incur and are payable by us to third parties and we record in cost of sales.

(p) Sales discounts and allowances

Revenue from continuing operations is presented in the Consolidated Statement of Operations and revenue from discontinued operations is included in net income from discontinued operations that is also presented in the Consolidated Statement of Operations. We recognize revenue on a gross revenue basis (except for Tysabri revenue outside of the United States) and make various deductions to arrive at net revenue from continuing and discontinued operations. These adjustments are referred to as sales discounts and allowances and are described in detail below. Sales discounts and allowances include charge-backs, managed healthcare rebates and other contract discounts, Medicaid rebates, cash discounts, sales returns, and other adjustments. Estimating these sales discounts and allowances is complex and involves significant estimates and judgments, and we use information from both internal and external sources, including historical experience, to generate reasonable and reliable estimates. In accordance with the terms of the Tysabri Transaction announced on February 6, 2013, whereby we will dispose of our Tysabri IP and other rights related to Tysabri, and the existing collaboration arrangements with Biogen Idec will be terminated, we will retain responsibility for all discounts and allowances liabilities related to Tysabri sales up to the closing of the transaction.

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

(q) Advertising expenses

We expense the costs of advertising as incurred. Advertising expenses were $Nil in 2012 (2011: $0.6 million; 2010: $0.7 million).

(r) Research and development

R&D costs are expensed as incurred. Acquired in-process research and development (IPR&D) is expensed as incurred. Costs to acquire IP, product rights and other similar intangible assets are capitalized and amortized on a straight-line basis over the estimated useful life of the asset. The method of amortization chosen best reflects the manner in which individual intangible assets are consumed.

(s) Income Taxes

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

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

To determine the allocation of our total tax provision between continuing and discontinued operations, we separately recalculated the tax provision for continuing operations only and allocated the difference between this tax amount and the total tax provision to determine the tax for discontinued operations for each of the disclosed periods.

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

Comprehensive income/(loss) for the years ended December 31, 2012, 2011 and 2010 has been reflected in the Statements of Consolidated Comprehensive Income and in the Consolidated Statements of Changes in Shareholders’ Equity.

(u) Foreign operations

Transactions in foreign currencies are recorded at the exchange rate prevailing at the date of the transaction. The resulting monetary assets and liabilities are translated into U.S. dollars at exchange rates prevailing at subsequent balance sheet dates, and the resulting gains and losses are recognized in the Consolidated Statements of Operations and, where material, separately disclosed.

The functional currency of Elan and most of our subsidiaries is U.S. dollars. For those subsidiaries with a non-U.S. dollar functional currency, their assets and liabilities are translated using year-end rates and income and expenses are translated at average rates. The cumulative effect of exchange differences arising on consolidation of the net investment in overseas subsidiaries are recognized as OCI in the Statements of Consolidated Comprehensive Income and in the Consolidated Statements of Changes in Shareholders’ Equity.

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

We also have a number of defined contribution benefit plans. The cost of providing these plans is expensed as incurred.

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

(y) Non-cash distribution to shareholders

On December 20, 2012, we completed the separation of the Prothena Business into a new, publicly traded company incorporated in Ireland. The issued share capital of Prothena was admitted to trading on the NASDAQ Global Market on December 21, 2012. The separation of the Prothena Business from Elan was completed through a demerger under Irish law. The demerger was effected by Elan transferring its wholly-owned subsidiaries comprising the Prothena Business to Prothena, in exchange for Prothena issuing Prothena ordinary shares directly to Elan shareholders, on a pro rata basis. Prothena’s issuance of its outstanding shares constituted a deemed in specie distribution by Elan to Elan shareholders (a distribution to shareholders of non-cash assets). Each Elan shareholder received one Prothena ordinary share for every 41 Elan ordinary shares or Elan ADSs held. In connection with the separation of the Prothena Business, we made a cash contribution to Prothena, which together with the consideration for 18% of Prothena’s outstanding ordinary shares, totaled $125.0 million.

The demerger is recorded based on the carrying value of the net assets that were transferred to Prothena in connection with the separation and distribution. The total value of the Prothena in specie distribution to the shareholders of Elan in connection with the demerger was $105.7 million.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(z) Recent accounting pronouncements

There have been no Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board (FASB) which we have not yet adopted that we expect to have an impact on our consolidated financial position, results of operations or cash flows.

3. Revenue

Revenue for the years ended December 31 consisted of the following (in millions):

	2012	2011	2010
Product revenue:
Royalties	$0.7	$2.7	$1.6
Azactam®	(0.5)	0.9	27.2
Maxipime®	—	0.4	8.2
Prialt®	—	—	6.1

Total product revenue	0.2	4.0	43.1
Contract revenue	—	—	1.0

Total revenue	$0.2	$4.0	$44.1

Royalties of $0.7 million (2011: $2.7 million; 2010: $1.6 million) relate to legacy products previously owned by us.

We ceased distributing Azactam and Maxipime in 2010. The revenue and adjustments for these products in 2011 and 2012 relates to adjustments to discounts and allowances associated with sales prior to the cessation of distribution. We divested our Prialt assets and rights in May 2010.

4. Segment Information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (CODM). Our CODM has been identified as Mr. G. Kelly Martin, chief executive officer (CEO). On September 16, 2011, we announced the completion of the merger between Alkermes, Inc. and EDT. Prior to the divestment of the EDT business, our business was organized into two business units: BioNeurology and EDT, and our CEO reviewed the business from this perspective. Following the divestment of EDT, we are organized in a single operating segment structure. Segment performance is evaluated based on operating income/(loss).

For the years ended December 31, 2012, 2011 and 2010, our continuing and discontinued operations revenue is presented below by geographical area. Similarly, total assets, property, plant and equipment, and goodwill and intangible assets are presented below on a geographical basis at December 31, 2012 and 2011.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Revenue by region (by destination of customers) (in millions):

	2012	2011	2010
United States	$0.2	1.2	37.8
Ireland	—	1.7	1.9
Rest of world	—	1.1	4.4

Total revenue — continuing operations	$0.2	$4.0	$44.1

United States	886.0	866.6	785.0
Ireland	—	36.0	54.1
Rest of world	316.6	339.4	286.5

Total revenue — discontinued operations	$1,202.6	$1,242.0	$1,125.6

Total revenue — continuing and discontinued operations	$1,202.8	$1,246.0	$1,169.7

Total assets by region (in millions):

	2012	2011
Ireland	$755.4	$920.0
United States	793.9	753.8
Rest of world	90.9	80.0

Total assets	$1,640.2	$1,753.8

Property, plant and equipment by region (in millions):

	2012	2011
United States	$8.9	$78.4
Ireland	3.8	4.8

Total property, plant and equipment	$12.7	$83.2

Goodwill and other intangible assets by region (in millions):

	2012	2011
United States	$79.4	$192.1
Ireland	10.9	109.1
Rest of world	8.7	8.7

Total goodwill and other intangible assets	$99.0	$309.9

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Major customers

The following customer or collaborator contributed to 10% or more of our revenue from continuing and discontinued operations in 2012, 2011 and 2010:

	2012	2011	2010
AmerisourceBergen Corporation	74%	60%	52%
Biogen Idec	26%	25%	22%

No other customer or collaborator accounted for more than 10% of our revenue from continuing and discontinued operations in 2012, 2011 or 2010.

5. Net Gain on Divestment of Business

In 2010, we recorded a net gain of $1.0 million relating to a transaction cost adjustment on the 2009 divestment of substantially all of Elan’s assets and rights related to our AIP collaboration with Wyeth (which has been acquired by Pfizer) to Janssen AI. For additional information on this transaction, refer to Note 9.

The net loss recorded on divestment of the Prothena Business during 2012 and the net gain recorded on divestment of the EDT business during 2011 are reported as part of the net income from discontinued operations reporting line. For an analysis of the net gain/(loss) on the divestment of the Prothena and EDT businesses, refer to Note 12.

6. Other Net Charges

The principal items classified as other net charges include facilities and other asset impairment charges, severance, restructuring and other costs, IPR&D costs, Cambridge collaboration termination charge, legal settlements and a net loss on divestment of the Prialt business. These items have been treated consistently from period to period. We believe that disclosure of significant other charges is meaningful because it provides additional information in relation to analyzing certain items.

Other net charges for the years ended December 31 consisted of (in millions):

	2012	2011	2010
(a) Facilities and other asset impairment charges	$107.5	$15.5	$16.7
(b) Severance, restructuring and other costs	42.4	8.8	16.1
(c) In-process research and development costs	11.0	—	6.0
(d) Cambridge collaboration	8.0	—	—
(e) Legal settlements	—	—	12.5
(f) Divestment of Prialt business	—	—	1.5

Total other net charges	$168.9	$24.3	$52.8

(a) Facilities and other asset impairment charges

During 2012, we incurred facilities and other asset impairment charges of $107.5 million, which is primarily comprised of asset impairment charges of $66.1 million and lease termination charges of $34.6 million relating to the planned closure of the South San Francisco facility following the separation of the Prothena Business and cessation of our remaining early stage research activities. We also incurred an additional onerous lease charge of $6.4 million relating to EDT’s King of Prussia, Pennsylvania site which closed in 2011, due to a reassessment of the probable sub-lease income to be achieved over the remaining term of the lease.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During 2011, we incurred facilities and other asset impairment charges of $15.5 million, which included asset impairment charges of $3.6 million and lease charges of $11.9 million relating to the consolidation of our facilities in South San Francisco and the closure of EDT’s King of Prussia, Pennsylvania site.

During 2010, we incurred additional facilities and other asset impairment charges of $16.7 million, which included asset impairment charges of $11.0 million and lease charges of $5.7 million relating to a consolidation of facilities in South San Francisco as a direct result of the realignment of our business.

(b) Severance, restructuring and other costs

During 2012, we incurred severance and restructuring charges of $42.4 million, principally relating to the planned closure of the South San Francisco facility and associated reduction in headcount following the separation of the Prothena Business and cessation of our remaining early stage research activities.

During 2011 and 2010, we incurred severance, restructuring and other costs of $8.8 million and $16.1 million, respectively, principally relating to a realignment and restructuring of our R&D organization and reduction of related support activities as well as the reduction in our general and administrative (G&A) activities following the divestment of the EDT business.

(c) In-process research and development costs

During 2012, we commenced a Phase 2 study of oral ELND005 as an adjunctive maintenance treatment in patients with Bipolar I Disorder. On the commencement of this trial, we incurred an IPR&D charge of $11.0 million related to a milestone payment to Transition Therapeutics Inc. (Transition) in accordance with the terms of the modification to the Collaboration Agreement agreed with Transition in December 2010. For further information on our Collaboration Agreement with Transition, please refer to Note 36 of the Consolidated Financial Statements.

In-process research and development costs (IPR&D) charges in 2010 also include a credit of $3.0 million associated with the termination of the License Agreement with PharmatrophiX Inc. (PharmatrophiX), offset by the $9.0 million charge related to the payment to Transition when the modification of the Collaboration Agreement was agreed.

(d) Cambridge collaboration termination charge

Following the cessation of our early stage research activities, we terminated our Collaboration Agreement with the University of Cambridge and incurred a charge of $8.0 million.

(e) Legal settlements

During 2010, we reached an agreement in principle with the direct purchaser class plaintiffs with respect to nifedipine. As part of the settlement, we agreed to pay $12.5 million in settlement of all claims associated with the litigation. In January 2011, the U.S. District Court for the District of Columbia approved the settlement and dismissed the case.

(f) Divestment of Prialt business

We divested our Prialt assets and rights to Azur Pharma International Limited (Azur, which has since been acquired by Jazz Pharmaceuticals plc) in May 2010 and recorded a net loss on divestment of $1.5 million, which is comprised of total consideration of $14.6 million less the net book value of Prialt assets and transaction costs. The total consideration used to calculate the loss on divestment was comprised of cash proceeds received in 2010 of $5.0 million and the present value of deferred non-contingent consideration at the close of the transaction of $9.6 million. During 2012, we received the deferred non-contingent consideration of $12.0 million. We are also entitled to receive additional performance-related milestones and royalties.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

This resolution of the Zonegran investigation could give rise to other investigations or litigation by state government entities or private parties.

8. Net Interest Expense

Net interest expense for the years ended December 31 consisted of the following (in millions):

	2012	2011	2010
Interest expense:
2016 Notes issued October 2009	$32.2	$52.3	$54.5
2016 Notes issued August 2010	10.4	16.7	6.5
6.25% Notes	9.3	—	—
2013 Fixed Rate Notes	—	31.8	40.9
2013 Floating Rate Notes	—	0.4	5.2
2011 Floating Rate Notes	—	—	9.4
Amortization of deferred financing costs	3.1	5.3	5.4
Foreign exchange (gain)/loss	1.2	(2.0)	(2.5)
Other	1.0	1.3	0.2

Interest expense	$57.2	$105.8	$119.6

Interest income:
Cash and cash equivalents interest	$(0.4)	$(0.7)	$(1.2)
Investment interest	(0.2)	(0.2)	—

Interest income	$(0.6)	$(0.9)	$(1.2)

Net interest expense	$56.6	$104.9	$118.4

For additional information on our debt, refer to Note 24 to the Consolidated Financial Statements.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9. Equity Method Investments

The carrying amount of equity method investments at December 31 of each year consisted of the following (in millions):

	Janssen AI	Proteostasis	Alkermes plc	Total
At January 1, 2010	$235.0	$—	$—	$235.0
Net loss on equity method investments	(26.0)	—	—	(26.0)

At December 31, 2010	209.0	—	—	209.0
Addition	—	20.0	528.6	548.6
Net loss on equity method investments — continuing operations	(78.4)	(2.7)	—	(81.1)
Net loss on equity method investments — discontinued operations	—	—	(0.7)	(0.7)

At December 31, 2011	130.6	17.3	527.9	675.8
Share of net losses of equity method investment — continuing operations	(101.2)	(3.3)	—	(104.5)
Impairment of equity method investment — continuing operations	(117.3)	—	—	(117.3)
Net loss on equity method investment — discontinued operations	—	—	(7.2)	(7.2)
Addition	76.9	—	—	76.9
Disposal of equity method investment	—	—	(394.2)	(394.2)
Reclassification to available for sale investment	—	—	(126.5)	(126.5)
Reclass of excess of losses over investment to current liabilities	11.0	—	—	11.0

At December 31, 2012	$—	$14.0	$—	$14.0

Janssen AI

In September 2009, Janssen AI, a newly formed subsidiary of Johnson & Johnson, acquired substantially all of the assets and rights related to our AIP collaboration with Wyeth (which has been acquired by Pfizer). In consideration for the transfer of these assets and rights, we received a 49.9% equity interest in Janssen AI. In general, Elan is entitled to a 49.9% share of all net profits generated by Janssen AI beginning from the date Janssen AI becomes net profitable and certain royalty payments upon the commercialization of products under the AIP collaboration. Johnson & Johnson also committed to fund up to $500.0 million towards the further development and commercialization of the AIP to the extent the funding is required by the collaboration. Any required additional expenditures in respect of Janssen AI’s obligations under the AIP collaboration in excess of the initial $500.0 million funding commitment is required to be funded by Elan and Johnson & Johnson in proportion to their respective shareholdings up to a maximum additional commitment of $400.0 million in total. In the event that further funding is required beyond the $400.0 million, such funding will be on terms determined by the board of Janssen AI, with Johnson & Johnson and Elan having a right of first offer to provide additional funding. If we fail to provide our share of the $400.0 million commitment or any additional funding that is required for the development of the AIP, and if Johnson & Johnson or a third party elects to fund such an amount, our interest in Janssen AI could, at the option of Johnson & Johnson, be commensurately reduced. We have recorded our investment in Janssen AI as an equity method investment on the Consolidated Balance Sheet as we have the ability to exercise significant influence, but not control, over the investee. The investment was initially recognized based on the estimated fair value of the investment acquired, representing the fair value of our proportionate 49.9% share of Janssen AI’s total net assets at inception, which were comprised of the AIP assets and the asset created by the Johnson & Johnson contingent funding commitment.

During 2012, the remaining balance of the initial $500.0 million funding commitment, which amounted to $57.6 million at December 31, 2011, was spent. Subsequent to the full utilization of the initial $500.0 million funding commitment, we provided funding of $76.9 million to Janssen AI during 2012. At December 31, 2012, there was an excess of losses over investment in Janssen AI of $11.0 million (2011: $Nil), which is included in current liabilities. In addition, we provided funding to Janssen AI of $29.9 million in January 2013, which will be recorded in the 2013 Consolidated Financial Statements.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On August 6, 2012, Johnson & Johnson issued a press release announcing the discontinuation of the development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease based on the co-primary clinical endpoints not being met in the Janssen AI-led Phase 3 clinical studies. As a result of the discontinuation, we recorded a non-cash impairment charge of $117.3 million on our equity method investment in Janssen AI, representing the full initial estimated value of Elan’s 49.9% share of the Janssen AI AIP assets. Janssen AI recorded an impairment charge of $678.9 million representing its full carrying value of the AIP assets.

Under the equity method, investors are required to recognize their share of the earnings or losses of an investee in the periods for which they are reported in the financial statements of the investee as this is normally considered an appropriate means of recognizing increases or decreases in the economic resources underlying the investments. However, Johnson & Johnson committed to wholly fund up to an initial $500.0 million of development and commercialization expenses incurred by Janssen AI so the recognition by Elan of a share of Janssen AI losses that were solely funded by Johnson & Johnson’s $500.0 million commitment would have resulted in an inappropriate decrease in Elan’s share of the economic resources underlying the investment in Janssen AI. Accordingly, until the $500.0 million funding commitment was utilized, we applied the HLBV method to determine how an increase or decrease in net assets of Janssen AI affected Elan’s interest in the net assets of Janssen AI on a period by period basis. Under the HLBV method, an investor determines its share of the earnings or losses of an investee by determining the difference between its claim on the investee’s book value at the end and beginning of the period. Elan’s claim on Janssen AI’s book value as of December 31, 2012 was $Nil (2011: $117.3 million, after adjusting for basis differences) due to the non-cash impairment charge of $117.3 million recorded in 2012 representing the full initial estimated value of Elan’s 49.9% share of the Janssen AI AIP assets.

As of December 31, 2011, the carrying value of our Janssen AI equity method investment of $130.6 million was approximately $185 million below our share of Janssen AI’s reported book value of its net assets. This difference related to the lower estimated value of Janssen AI’s AIP assets when the equity method investment was initially recorded, and the asset created by the Johnson & Johnson $500.0 million contingent funding commitment. The difference in the initial estimated values of the AIP assets was eliminated during 2012 when Elan and Janssen AI recorded impairment charges of $117.3 million and $678.9 million, respectively, representing their respective initial estimated values of the AIP assets. In relation to the asset created by the Johnson & Johnson contingent funding commitment, which was a limited life asset, the basis difference was amortized to the Consolidated Statement of Operations on a pro rata basis; based on the actual amount of Janssen AI losses that were solely funded by Johnson & Johnson in each period as compared to the total $500.0 million, which was the total amount solely funded by Johnson & Johnson. This basis difference was fully amortized during 2012 when the remaining balance of the initial $500.0 million funding commitment provided by Johnson & Johnson to Janssen AI was spent. During 2012, we recorded amortization expense of $13.3 million (2011: $50.9 million; 2010: $26.0 million).

The net loss on the Janssen AI equity method investment for the year ended December 31, 2012 of $218.5 million (2011: $78.4 million; 2010: $26.0 million) was comprised of $87.9 million (2011: $Nil; 2010: $Nil) relating to our share of the losses of Janssen AI in excess of the losses funded solely by Johnson & Johnson’s initial $500.0 million funding commitment; the amortization expense of $13.3 million (2011: $50.9 million; 2010: $26.0 million) related to the basis differences described above and the non-cash impairment charge of $117.3 million (2011: $Nil, 2010: $Nil) representing the full initial estimated value of Elan’s 49.9% share of the Janssen AI AIP assets. The net loss on the Janssen AI equity method investment for the year ended December 31, 2011 also includes a charge of $27.5 million to correct an immaterial error from prior periods relating to our accounting for our equity method investment in Janssen AI.

Summarized balance sheet amounts of Janssen AI are presented below at December 31 of each year (in millions):

	2012	2011
Current assets	$41.9	$12.9
Non-current assets	$9.3	$688.6
Current liabilities	$60.6	$60.2
Non-current liabilities	$0.9	$8.9

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Summarized income statement amounts of Janssen AI is presented below for the years to December 31, 2012, 2011 and 2010 (in millions):

	2012	2011	2010
R&D expenses for the year	$188.7	$185.3	$141.2
Asset impairment charge	$678.9	$—	$—
Net loss for the year	$913.7	$216.3	$173.6

Proteostasis

In May 2011, we invested $20.0 million into equity capital of Proteostasis and became a 24% shareholder. Our $20.0 million equity interest in Proteostasis has been recorded as an equity method investment on the Consolidated Balance Sheet. The net loss recorded on the equity method investment in 2012 was $3.3 million (2011: $2.7 million), representing our share of the net losses of Proteostasis.

Alkermes plc

Following the completion of the merger between Alkermes, Inc. and EDT on September 16, 2011, we held approximately 25% of the outstanding ordinary shares of Alkermes plc (31.9 million shares). Our equity interest in Alkermes plc was initially recorded as an equity method investment on the Consolidated Balance Sheet at a carrying amount of $528.6 million, based on the closing share price of $16.57 of Alkermes, Inc. shares on the date of the transaction. The initial carrying value was approximately $300 million higher than our share of the book value of the net assets of Alkermes plc. Based on our assessment of the fair value of the net assets of Alkermes plc on the date of the transaction, this difference principally related to identifiable intangible assets and goodwill attributable to the Alkermes, Inc. business prior to its acquisition of EDT.

Under the equity method, we recognized our share of the earnings or losses of Alkermes plc, adjusted for the amortization of basis differences, in the Consolidated Statement of Operations with a corresponding increase or decrease in the carrying amount of the investment on the Consolidated Balance Sheet.

In March 2012, we sold 76% (24.15 million ordinary shares) of our shareholding in Alkermes plc. Following this sale, we continued to own 7.75 million ordinary shares of Alkermes plc, representing an approximate 6% equity interest in Alkermes plc. Following the sale of the 24.15 million ordinary shares, our remaining equity interest in Alkermes plc was classified as an available-for-sale investment in current assets with an initial carrying value of $126.5 million and equity method accounting no longer applied to this investment. For additional information on the disposal of 76% of our shareholding in Alkermes plc, refer to Note 12 to the consolidated financial statements.

On January 31, 2013, we announced that we had agreed to sell all of our remaining 7.75 million ordinary shares of Alkermes plc. The sale closed on February 6, 2013 and we received proceeds of $169.7 million.

For the year ended December 31, 2012, we recorded a net loss on the equity method investment of $7.2 million (2011: $0.7 million) related to our share of the losses of Alkermes plc in the period prior to the disposal of the 24.15 million ordinary shares of Alkermes plc, which has been recognized in the net income from discontinued operations reporting line of the Consolidated Statement of Operations.

For additional information on the EDT transaction with Alkermes, Inc. refer to Note 12.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10. Net Charge on Debt Retirement

2012

In 2012, we redeemed the outstanding aggregate principal amount of the 8.75% Senior Notes due 2016 issued October 2009 (the 2016 Notes issued October 2009) of $472.1 million and the outstanding aggregate principal amount of the 8.75% Senior Notes due 2016 issued August 2010 (the 2016 Notes issued August 2010) of $152.4 million. We recorded a net charge on debt retirement of $76.1 million in 2012 in connection with the redemption of these notes, which was comprised of total early redemption premiums of $58.0 million and the write-off of unamortized deferred financing costs and original issue discounts of $18.1 million.

2011

In 2011, following the divestment of EDT, we redeemed the outstanding aggregate principal amount of the 8.875% Senior Fixed Rate Notes due 2013 (the 2013 Fixed Rate Notes) of $449.5 million and the outstanding aggregate principal amount of the Senior Floating Rate Notes Due 2013 (the 2013 Floating Rate Notes) of $10.5 million. We also redeemed $152.9 million of the outstanding aggregate principal amount of the 2016 Notes issued October 2009 and $47.6 million of the outstanding aggregate principal amount of the 2016 Notes issued August 2010. We recorded a net charge on debt retirement of $47.0 million in 2011 in connection with the redemption of these notes, which was comprised of total early redemption premiums of $33.4 million, the write-off of unamortized deferred financing costs and original issue discounts of $10.2 million and transaction costs of $3.4 million.

2010

During 2010, we redeemed the $300.0 million in aggregate principal amount of the Senior Floating Rate Notes due 2011 (2011 Floating Rate Notes). We also redeemed $15.5 million of the outstanding aggregate principal amount of the 2013 Fixed Rate Notes and $139.5 million of the outstanding aggregate principal amount of the 2013 Floating Rate Notes. We recorded a net charge on debt retirement of $3.0 million in 2010 in connection with the redemption of these notes, relating to the write-off of unamortized deferred financing costs associated with these notes.

For additional information related to our debt and debt redemptions, please refer to Note 24 to the consolidated financial statements.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11. Income Taxes

Provision for/(benefit from) income taxes for the years ended December 31 consisted of the following (in millions):

	2012	2011	2010
Continuing Operations:
Irish corporation tax — current	$—	$—	$0.5
Irish corporation tax — deferred	(369.0)	(37.0)	(29.8)
Foreign taxes — current	0.6	(3.4)	1.5
Foreign taxes — deferred	7.9	28.4	(24.4)

Benefit from income taxes — continuing operations	(360.5)	(12.0)	(52.2)

Discontinued Operations:
Irish corporation tax — current	—	—	—
Irish corporation tax — deferred	34.0	36.9	28.5
Foreign taxes — current	—	—	—
Foreign taxes — deferred	26.7	22.7	25.8

Provision for income taxes — discontinued operations	60.7	59.6	54.3

Provision for/(benefit from) income taxes — continuing and discontinued operations	$(299.8)	$47.6	$2.1

Total current taxes	0.6	(3.4)	2.0
Total deferred taxes	(300.4)	51.0	0.1
Tax expense reported in shareholders’ equity related to equity awards	—	—	2.4

The net tax benefit for 2012 for continuing operations was a credit of $360.5 million (2011: $12.0 million benefit; 2010: $52.2 million benefit). The net tax benefits for each of the three years ended December 31, 2012, 2011 and 2010 reflects the availability of Irish and U.S losses and Irish and U.S. income taxes at standard rates in the jurisdictions in which we operate. In 2012, we did not record any adjustment to shareholders’ equity (2011: $Nil; 2010: $2.4 million reduction) to reflect tax shortfalls or windfalls related to equity awards.

Current tax, including Irish corporation tax and foreign taxes, is provided on our taxable profits, using the tax rates and laws that have been enacted by the balance sheet date. In each of the three years ended December 31, 2012, 2011 and 2010, substantially all of our income in Ireland was not subject to tax due to the availability of tax losses or other tax reliefs.

The total deferred tax benefit of $361.1 million for continuing operations for 2012 (2011: $8.6 million benefit; 2010: $54.2 million benefit) includes an Irish deferred tax credit of $369.0 million and a U.S. deferred tax expense of $7.9 million. The Irish deferred tax credit of $369.0 million relates primarily to the recognition of DTAs the benefits of which will more likely than not be recognized by off-setting Irish taxable income arising from the Tysabri divestment announced on February 6, 2013 and the availability of current year Irish losses that are used to off-set profits attributable to discontinued operations. The U.S. deferred tax expense of $7.9 million relates primarily to an increase in the valuation allowance relating to U.S. deferred tax assets we are unlikely to benefit from given the reduced recurring U.S. income going forward as a result of the Tysabri divestment in 2013, offset by the availability of current year U.S. losses that are used to off-set profits attributable to discontinued operations.

In 2011, the $8.6 million deferred tax benefit was primarily due to the availability of Irish and U.S. losses arising on continuing operations offset by a $40.0 million charge arising due to the application of new state tax income attribution rules. Following the introduction of these new rules, we no longer expected to benefit from certain state tax loss and credit carry forwards and therefore reduced our state DTAs by this amount.

In 2010, the $54.2 million deferred tax benefit was primarily due to the availability of Irish and U.S. losses arising on continuing operations which were used to offset profits attributable to discontinued operations.

For a commentary on the net tax charge attributable to discontinued operations for the three years ended December 31, 2012, 2011 and 2010 please refer to Note 12.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The effective tax rate differs from the Irish tax rate of 12.5% as follows (in millions):

	2012	2011	2010
Net loss before tax from continuing operations	$(733.2)	$(465.5)	$(613.5)
Irish standard tax rate	12.5%	12.5%	12.5%
Taxes at the Irish standard rate	(91.6)	(58.2)	(76.7)
Irish income at rates other than Irish standard rate	0.1	0.6	(0.6)
Foreign income at rates other than the Irish standard rate	(50.5)	(44.8)	(85.9)
Deferred tax impact of new income tax rules	—	40.0	—
Adjustments to valuation allowance	(240.8)	41.9	47.7
Zonegran settlement(1)	—	—	59.2
Expenses/losses deriving no tax benefit	4.0	0.5	0.5
Impairment of carrying value of Janssen AI investment	14.7	—	—
Other	3.6	8.0	3.6

Benefit from income taxes	$(360.5)	$(12.0)	$(52.2)

(1)

In 2010, $169.2 million of the $206.3 million settlement reserve charge related to the Zonegran global settlement resolving all U.S. federal and related state Medicaid claims will not be deductible for tax purposes, thus creating a $59.2 million difference in the 2010 tax rate reconciliation.

The Irish income rate differential reconciling item of $0.1 million for the year ended December 31, 2012 and $0.6 million for the year ended December 31, 2011, primarily relate to profits arising in Elan Finance plc which are taxable at the higher rate of 25%.

The foreign rate differential reconciling item of $50.5 million for the year ended December 31, 2012, was comprised primarily of a $32.3 million tax reduction related to Bermudian income, a $1.1 million tax reduction in ROW income and a $17.1 million benefit related to U.S. losses. The foreign rate differential reconciling item of $44.8 million for the year ended December 31, 2011, was comprised of a $33.2 million tax reduction related to the Bermudian income, a $13.0 million benefit related to U.S. losses partially off-set by an increase of $1.4 million related to ROW income. The foreign rate differential reconciling item of $85.9 million for the year ended December 31, 2010, was comprised of a $46.4 million tax reduction related to the Zonegran settlement charge of $206.3 million, and a $33.5 million tax reduction related to Bermudian income, and a $6.0 million benefit related to U.S. losses.

The valuation allowance differential reconciling item of $240.8 million for the year ended December 31, 2012 relates primarily to the recognition of Irish DTAs expected to be utilized in 2013 as a result of the announced Tysabri divestment. This is partially offset by a U.S. deferred tax charge arising from the increase in the U.S. valuation allowance on DTAs from which we are now unlikely to benefit.

Distribution of net loss for continuing operations before provision for income taxes by geographical area for the years ended December 31 consisted of the following (in millions):

	2012	2011	2010
Ireland	$(926.8)	$(688.2)	$(632.9)
Foreign	193.6	222.7	19.4

Net loss before provision for income taxes	$(733.2)	$(465.5)	$(613.5)

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred Tax

The full potential amounts of deferred tax at December 31 of each year consisted of the following deferred tax assets and liabilities (in millions):

	2012	2011
Deferred tax liabilities:
Property, plant and equipment	$—	$(0.3)

Total deferred tax liabilities	$—	$(0.3)

Deferred tax assets:
Net operating losses	$354.4	$327.5
Deferred interest	263.0	236.4
Intangibles/capitalized items	6.2	8.2
Tax credits	85.3	84.8
Reserves/provisions	31.5	41.1
Property, plant and equipment	6.0	6.8
Share-based compensation expense	30.7	30.8
Other	27.9	16.4

Total deferred tax assets	$805.0	$752.0

Valuation allowance	$(359.5)	$(606.6)

Net deferred tax asset	$445.5	$145.1

Net deferred tax asset is presented as:

	2012	2011
Current deferred tax asset	$380.9	$26.2
Non-current deferred tax asset	64.6	118.9

Net deferred tax asset	$445.5	$145.1

The valuation allowance recorded against the DTAs as of December 31, 2012, was $359.5 million. The net change in the valuation allowance for 2012 was a reduction of $247.1 million (2011: $26.4 million reduction; 2010: $46.7 million increase). The decrease in the valuation allowance of $247.1 million in 2012 arises primarily as a result of a $279.8 million decrease in the Irish valuation allowance and a $32.7 million increase in the U.S. valuation allowance. This net reduction in the valuation allowance primarily arises as a result of the Tysabri divestment and its impact on the recoverability of both our Irish and U.S. deferred tax benefits. In 2011, the reduction in the valuation allowance included the disposal of approximately $60 million of EDT DTAs following the sale of EDT to Alkermes plc. A full valuation allowance was previously recorded against these DTAs.

We have adjusted the above DTAs in relation to net operating losses to exclude stock option deductions for which we have had no book expense. In 2012, we did not record any adjustment to shareholders’ equity (2011: $Nil; 2010: $2.4 million reduction) to reflect tax shortfalls or windfalls related to equity awards.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The gross amounts of unused tax loss carryforwards with their expiration dates after adjusting for uncertain tax positions are as follows (in millions):

	At December 31, 2012
			U.S.	Rest of
	Ireland	U.S. State	Federal	World	Total
One year	$—	$—	$—	$5.0	$5.0
Two years	—	—	—	—	—
Three years	—	41.0	—	—	41.0
Four years	—	83.3	—	1.1	84.4
Five years	—	18.9	—	0.9	19.8
More than five years	2,615.5	79.4	523.4	—	3,218.3

Total	$2,615.5	$222.6	$523.4	$7.0	$3,368.5

At December 31, 2012, certain of our Irish subsidiaries had net operating loss carryovers for income tax purposes of $2,615.5 million. These can be carried forward indefinitely but are limited to the same trade/trades.

At December 31, 2012, certain U.S. subsidiaries had net operating loss carryovers for federal income tax purposes of approximately $523.4 million and for state income tax purposes of approximately $222.6 million. These net operating losses include stock option deductions. The federal net operating losses expire from 2018 to 2032. The state net operating losses expire from 2015 to 2032. In addition, at December 31, 2012, certain U.S. subsidiaries had federal research credit carryovers of $40.0 million; orphan drug credit carryovers of $9.7 million and alternative minimum tax (AMT) credits of $6.0 million. The $40.0 million of research credits will expire from 2018 through 2031 and the $9.7 million of orphan drug credits will expire from 2018 through 2020. The AMT credits will not expire. Certain U.S. subsidiaries also had state credit carryovers of $50.3 million which can be carried to subsequent tax years indefinitely. Due to the reduced recurring income as a result of the Tysabri divestment in 2013, we reviewed all federal and state deferred tax assets and recognized an additional valuation allowance against those deferred tax assets from which we do not expect to benefit. We have not had “changes in ownership” as described in the U.S. Internal Revenue Code Section 382 in 2012, 2011 or 2010.

The remaining loss carryovers of $7.0 million have arisen in The Netherlands and are subject to time limits and other local rules.

At December 31, 2012 approximately $559.0 million of net operating losses are derived from stock option exercises and we may record a credit of up to $171.7 million to shareholder’s equity to the extent that these losses are utilized in the future.

No taxes have been provided for the unremitted earnings of our overseas subsidiaries as any tax basis differences relating to investments in these overseas subsidiaries are considered to be permanent in duration. No taxable remittances have occurred during the last 3 years. Cumulative unremitted earnings of overseas subsidiaries totaled approximately $3,235.9 million at December 31, 2012 (2011: $2,973.9 million). Unremitted earnings may be liable to Irish taxation (potentially at a rate of 12.5%) if they were to be distributed as dividends.

Our gross unrecognized tax benefits at December 31, 2012, were $61.7 million (2011: $61.5 million; 2010: $73.4 million), of which $52.8 million (2011: $48.4 million; 2010: $72.2 million), if recognized, would affect the tax charge and as such would impact the effective tax rate. We report accrued interest and penalties related to unrecognized tax benefits in income tax expense. During 2012, we did not accrue any interest relating to unrecognized tax benefits and in total, as of December 31, 2012, we have recorded a liability for potential penalties and interest of $0.5 million and $1.8 million, respectively.

We expect our unrecognized tax benefits to increase by approximately $25 million in 2013 as a result of the Tysabri Transaction.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Activity related to our unrecognized tax benefits for the years ended December 31, 2012, consisted of the following (in millions):

	2012	2011	2010
Balance at January 1	$61.5	$73.4	$71.3
Tax positions related to current year:
Additions	3.4	3.3	3.2
Tax positions related to prior years:
Additions	0.5	—	—
Reduction	(0.3)	(13.1)	(1.0)
Settlements	—	(2.1)	—
Expiration of statutes of limitations	(3.4)	—	(0.1)

Balance at December 31	$61.7	$61.5	$73.4

Our major taxing jurisdictions include Ireland and the United States (federal and state). These jurisdictions have varying statutes of limitations. In the United States, the 2008 through 2012 tax years generally remain subject to examination by the respective tax authorities. Additionally, because of our U.S. loss carryforwards, years from 1998 through 2006 may be adjusted. These years generally remain open for three to four years after the loss carryforwards have been utilized. In Ireland, the tax years 2008 to 2012 remain subject to examination by the Irish tax authorities.

12. Discontinued Operations

Tysabri

On February 6, 2013, we announced that we have entered into an asset purchase agreement with Biogen Idec to transfer to Biogen Idec all Tysabri IP and other assets related to Tysabri. As a result of this transaction, Biogen Idec will have sole authority over and exclusive worldwide rights to the development, manufacturing and commercialization of Tysabri. In accordance with the terms of the transaction, upon consummation of the transaction, the existing collaboration arrangements with Biogen Idec will be terminated and Biogen Idec will pay to us an upfront payment of $3.25 billion and continuing royalties on Tysabri in-market sales. We will earn a royalty of 12% of global net sales of Tysabri during the first 12 months following the closing of the transaction. Thereafter, we will earn a royalty of 18% of global net sales up to $2.0 billion each year, and a 25% royalty on annual global net sales above $2.0 billion. The transaction is expected to close in the first half of 2013, subject to the satisfaction of certain conditions, including customary regulatory approvals.

As a result of the decision to dispose of the Tysabri asset rights, the results of Tysabri for the year ended December 31, 2012, are presented as a discontinued operation in the Consolidated Statements of Operations and the comparative amounts have been restated to reflect this classification. The assets of the Tysabri business have been presented as held for sale as of December 31, 2012. Refer to Note 15 for additional information on these assets held for sale.

Prothena

On December 20, 2012, we completed the separation of the Prothena Business into a new, publicly traded company incorporated in Ireland. The issued share capital of Prothena was admitted to trading on the NASDAQ Global Market on December 21, 2012. Prothena focuses on the discovery and development of novel antibodies for the potential treatment of a broad range of diseases that involve protein misfolding or cell adhesion. The separation of the Prothena Business from Elan was completed through a demerger under Irish law. The demerger was effected by Elan transferring our wholly-owned subsidiaries comprising the Prothena Business to Prothena, in exchange for Prothena issuing Prothena ordinary shares directly to Elan shareholders, on a pro rata basis. Prothena’s issuance of its outstanding shares constituted a deemed in specie distribution by Elan to Elan shareholders. Each Elan shareholder received one Prothena ordinary share for every 41 Elan ordinary shares or Elan ADSs held. The total value of the Prothena in specie distribution of $105.7 million was based on the carrying value of the net assets that were transferred to Prothena in connection with the separation and distribution. For additional information on the Prothena distribution in specie, refer to Note 28.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Immediately following the separation of the Prothena Business, a wholly owned subsidiary of Elan subscribed for 3.2 million newly-issued ordinary shares of Prothena, representing 18% of the outstanding ordinary shares of Prothena. This investment was recorded as an available for sale investment on the Consolidated Balance Sheet at an initial fair value of $22.9 million.

The financial results of the Prothena Business for the period up to December 20, 2012, the effective date of the separation, have been presented as a discontinued operation in the 2012 Consolidated Statements of Operations and comparative amounts have been restated to reflect this classification.

EDT

On September 16, 2011, we announced the completion of the merger between Alkermes, Inc. and EDT following the approval of the merger by Alkermes, Inc. shareholders on September 8, 2011. Alkermes, Inc. and EDT were combined under a new holding company incorporated in Ireland named Alkermes plc. In connection with the transaction, we received $500.0 million in cash and 31.9 million ordinary shares of Alkermes plc. At the close of the transaction, we held approximately 25% of the equity of Alkermes plc, with the existing shareholders of Alkermes, Inc. holding the remaining 75% of the equity. Alkermes plc shares are registered in the United States and trade on the NASDAQ stock market. Our equity interest in Alkermes plc was recorded as an equity method investment on the Consolidated Balance Sheet at an initial carrying value of $528.6 million, based on the closing share price of $16.57 of Alkermes, Inc. shares on the date of the transaction.

Following the disposal of the EDT business in September 2011, we did not report the results of EDT as a discontinued operation as we continued to have significant continuing involvement in the operations of Alkermes plc through our 25% equity interest.

On March 13, 2012, we announced that we had sold 76% (24.15 million ordinary shares) of our shareholding in Alkermes plc for net proceeds of $380.9 million after deduction of underwriter and other fees. Following this sale, we continued to own 7.75 million ordinary shares of Alkermes plc, representing an approximate 6% equity interest in Alkermes plc. Following the disposal of 76% of our shareholding in Alkermes plc, our shareholding ceased to qualify as an equity method investment and as a result, the results of EDT are presented as a discontinued operation in the Consolidated Statements of Operations for the comparative periods.

On January 31, 2013, we announced that we had agreed to sell all of our remaining 7.75 million ordinary shares of Alkermes plc. The sale closed on February 6, 2013 and we received proceeds of $169.7 million.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(a) Income statement

The income statement financial information relating to Tysabri for the years ended December 31, 2012, 2011 and 2010; the Prothena Business for the period up to December 20, 2012 and the years ended December 31, 2011 and 2010; and the EDT business for the years ended December 31, 2012, 2011 and 2010, are set out below (in millions):

2012	Tysabri	Prothena	EDT	Total
Revenue	$1,202.6	$—	$—	$1,202.6
Cost of sales	655.5	—	—	655.5

Gross margin	547.1	—	—	547.1
Operating expenses:
Selling, general and administrative expenses	113.2	2.0	—	115.2
Research and development expenses	62.0	31.3	—	93.3
Net loss on divestment of business	—	17.9	—	17.9
Other net charges	4.2	—	—	4.2

Total operating expenses	179.4	51.2	—	230.6

Operating income/(loss)	367.7	(51.2)	—	316.5

Net interest and investment gains and losses:
Net interest expense	—	—	—	—
Net loss on disposal of equity method investment	—	—	13.3	13.3
Net loss on equity method investments	—	—	7.2	7.2

Net interest expense	—	—	20.5	20.5

Net income/(loss) from discontinued operations before income taxes	367.7	(51.2)	(20.5)	296.0
Provision for/(benefit from) income taxes	65.7	(5.0)	—	60.7

Net income/(loss) from discontinued operations (net of tax)	$302.0	$(46.2)	$(20.5)	$235.3

2011	Tysabri	Prothena	EDT	Total
Revenue	$1,064.1	$—	$177.9	$1,242.0
Cost of sales	571.9	—	67.0	638.9

Gross margin	492.2	—	110.9	603.1
Operating expenses:
Selling, general and administrative expenses	96.1	1.6	23.8	121.5
Research and development expenses	67.7	23.7	34.3	125.7
Net gain on divestment of business	—	—	(652.9)	(652.9)
Other net charges/(gains)	1.6	—	(68.1)	(66.5)

Total operating expenses/(gains)	165.4	25.3	(662.9)	(472.2)

Operating income/(loss)	326.8	(25.3)	773.8	1,075.3

Net interest and investment gains and losses:
Net interest expense	—	—	1.0	1.0
Net loss on equity method investments	—	—	0.7	0.7

Net interest and investment gains and losses	—	—	1.7	1.7

Net income/(loss) from discontinued operations before income taxes	326.8	(25.3)	772.1	1,073.6
Provision for/(benefit from) income taxes	56.4	(2.5)	5.7	59.6

Net income/(loss) from discontinued operations (net of tax)	$270.4	$(22.8)	$766.4	$1,014.0

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2010	Tysabri	Prothena	EDT	Total
Revenue	$851.5	$—	$274.1	$1,125.6
Cost of sales	452.7	—	118.4	571.1

Gross margin	398.8	—	155.7	554.5
Operating expenses:
Selling, general and administrative expenses	90.8	0.8	38.9	130.5
Research and development expenses	67.8	8.7	53.7	130.2
Other net charges	1.2	—	2.3	3.5

Total operating expenses	159.8	9.5	94.9	264.2

Operating income/(loss)	239.0	(9.5)	60.8	290.3
Net interest income	—	—	(0.6)	(0.6)

Net income/(loss) from discontinued operations before income taxes	239.0	(9.5)	61.4	290.9
Provision for income taxes	43.3	0.2	10.8	54.3

Net income/(loss) from discontinued operations (net of tax)	$195.7	$(9.7)	$50.6	$236.6

(b) Cash Flows

The cash flows attributable to discontinued operations for the years ended December 31, 2012, 2011 and 2010 are set out below (in millions):

2012	Tysabri	Prothena	EDT	Total
Net cash provided by/(used in)operating activities	$383.0	$(53.0)	$—	$330.0
Net cash used in financing activities	—	(125.0)	—	(125.0)
Net cash (used in)/provided by investing activities	—	(1.3)	380.9	379.6

Net cash provided by/(used in) discontinued operations	$383.0	$(179.3)	$380.9	$584.6

2011	Tysabri	Prothena	EDT	Total
Net cash provided by/(used in) operating activities	$338.8	$(19.7)	$114.4	$433.5
Net cash (used in)/provided by investing activities	—	(0.6)	492.2	491.6

Net cash provided by/(used in) discontinued operations	$338.8	$(20.3)	$606.6	$925.1

2010	Tysabri	Prothena	EDT	Total
Net cash provided by/(used in) operating activities	$257.1	$(9.1)	$112.3	$360.3
Net cash used in investing activities	—	(2.6)	(15.3)	(17.9)

Net cash provided by/(used in) discontinued operations	$257.1	$(11.7)	$97.0	$342.4

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c) Revenue

Tysabri Revenue:

Tysabri revenue for the years ended December 31, 2012, 2011 and 2010 consisted of the following (in millions):

	2012	2011	2010
Product revenue:
Tysabri — U.S.	$886.0	$746.5	$593.2
Tysabri — ROW	316.6	317.6	258.3

Total Tysabri revenue	$1,202.6	$1,064.1	$851.5

Until the Tysabri Transaction closes, Tysabri continues to be marketed by Elan in collaboration with Biogen Idec and, subject to certain limitations imposed by the parties, we share with Biogen Idec most of the development and commercialization costs for Tysabri. Biogen Idec is responsible for manufacturing the product. In the United States, we purchase Tysabri from Biogen Idec and are responsible for distribution. Consequently, we record as revenue the net sales of Tysabri in the U.S. market. We purchase product from Biogen Idec at a price that includes the cost of manufacturing, plus Biogen Idec’s gross profit on Tysabri, and this cost, together with royalties payable to other third parties, is included in cost of sales.

Global in-market net sales of Tysabri for the years ended December 31 consisted of the following (in millions):

	2012	2011	2010
United States	$886.0	$746.5	$593.2
ROW	745.1	764.1	636.8

Total Tysabri global in-market net sales	$1,631.1	$1,510.6	$1,230.0

Until the Tysabri Transaction closes, outside of the United States, Biogen Idec is responsible for distribution and we record as revenue our share of the profit or loss on these sales of Tysabri, plus the reimbursement from Biogen Idec of Elan’s directly incurred expenses on these sales, which are primarily comprised of royalties, that we incur and are payable by us to third parties, and which we record in cost of sales.

In 2012, we recorded net Tysabri ROW revenue of $316.6 million (2011: $317.6 million; 2010: $258.3 million), which was calculated as follows (in millions):

	2012	2011	2010
ROW in-market sales by Biogen Idec	$745.1	$764.1	$636.8
ROW operating expenses incurred by Elan and Biogen Idec	(316.3)	(349.3)	(303.8)

ROW operating profit generated by Elan and Biogen Idec	428.8	414.8	333.0

Elan’s 50% share of Tysabri ROW collaboration operating profit	214.4	207.4	166.5
Elan’s directly incurred costs	102.2	110.2	91.8

Net Tysabri ROW revenue	$316.6	$317.6	$258.3

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

EDT Revenue:

Revenue from the EDT business for the period up to September 16, 2011, the date of divestment of the EDT business, and for the year ended December 31, 2010 consisted of the following (in millions):

	2011	2010
Product revenue:
Manufacturing revenue and royalties:
TriCor® 145	$35.5	$54.5
Focalin®XR/Ritalin ®LA	25.9	33.0
Ampyra®	22.6	56.8
Verelan®	18.1	21.8
Naprelan®	5.9	12.6
Skelaxin®	—	5.9
Other	60.0	76.8

Total product revenue from the EDT business	168.0	261.4

Contract revenue:
Research revenue	6.0	8.2
Milestone payments	3.9	4.5

Total contract revenue from the EDT business	9.9	12.7

Total revenue from the EDT business	$177.9	$274.1

(d) Net Gain on Divestment of Business

Disposal of the Prothena Business

The net loss recorded on the divestment of the Prothena Business during 2012 was $17.9 million, primarily comprised of transaction and other costs of $17.1 million and a share-based compensation charge of $0.8 million.

Disposal of the EDT business

The net gain recorded on the divestment of the EDT business for the year ended December 31, 2011 amounted to $652.9 million, and was calculated as follows (in millions):

Cash consideration	$500.0
Investment in Alkermes plc	528.6

Total consideration	$1,028.6
Property, plant and equipment	(202.0)
Goodwill and other intangible assets	(53.0)
Working capital and other net assets	(84.5)
Transaction and other costs	(36.2)

Net gain on divestment of business	$652.9

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(e) Other Net Charges/(Gains)

Prothena did not incur any other net gains and charges in the period to December 20, 2012, or for the years ended December 31, 2011 and December 31, 2010. Other net gains and charges from Tysabri for the years ended December 31, 2012, 2011 and 2010 and the EDT business for the period up to September 16, 2011, the date of divestment of the EDT business, and for the year ended December 31, 2010 consisted of the following (in millions):

	2012	2011	2010
(a) Severance, restructuring and other costs	$4.2	$11.6	$3.5
(b) Facilities and other asset impairment charges	—	6.4	—
(c) Legal settlement gains and awards	—	(84.5)	—

Total other net (gains)/charges	$4.2	$(66.5)	$3.5

(a) Severance, restructuring and other costs

During 2012, we incurred severance restructuring and other costs of $4.2 million related to the Tysabri business resulting from the closure of the South San Francisco facility and associated reduction in headcount.

During 2011, severance restructuring and other costs of $11.6 million were incurred by our discontinued operations, including $1.6 million related to the Tysabri business and $10.0 million related to the closure of EDT’s King of Prussia, Pennsylvania site.

During 2010, severance restructuring and other costs of $3.5 million were incurred by our discontinued operations, including $1.2 million related to the Tysabri business and $2.3 million related to the realignment of resources in the EDT business to meet our business structure.

(b) Facilities and other asset impairment charges

During 2011, EDT incurred asset impairment charges of $6.4 million (2010: $Nil), principally relating to the closure of EDT’s King of Prussia, Pennsylvania site.

(c) Legal settlement gains and awards

In June 2008, a jury ruled in the U.S. District Court for the District of Delaware that Abraxis Biosciences, Inc. (Abraxis, since acquired by Celgene Corporation) had infringed a patent owned by EDT in relation to the application of NanoCrystal® technology to Abraxane®. EDT was awarded $55 million, applying a royalty rate of 6% to sales of Abraxane from January 1, 2005 through June 13, 2008 (the date of the verdict), though the judge had yet to rule on post-trial motions or enter the final order. This award and damages associated with the continuing sales of the Abraxane product were subject to interest. In February 2011, EDT entered into an agreement with Abraxis to settle this litigation. As part of the settlement agreement with Abraxis, EDT received $78.0 million in full and final settlement in March 2011 and recorded a gain of this amount.

During 2011, EDT entered into an agreement with Alcon Laboratories, Inc. (Alcon) to settle litigation in relation to the application of EDT’s NanoCrystal technology. As part of the settlement agreement with Alcon, EDT received $6.5 million in full and final settlement.

(f) Net Loss on Disposal of Equity Method Investment

Following the completion of the merger between Alkermes, Inc. and EDT in September 2011, we held approximately 25% of the equity of Alkermes plc (31.9 million shares) at the close of the transaction. Our equity interest in Alkermes plc was recorded as an equity method investment on the Consolidated Balance Sheet at an initial carrying amount of $528.6 million, based on the closing share price of $16.57 of Alkermes, Inc. shares on the date of the transaction.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In March 2012, we sold 76% (24.15 million ordinary shares) of our shareholding in Alkermes plc and received net proceeds of $380.9 million, after deduction of underwriter and other fees. Following this sale we continued to own 7.75 million ordinary shares of Alkermes plc, representing an approximate 6% equity interest in Alkermes plc. Following the sale of the 24.15 million ordinary shares, our remaining equity interest in Alkermes plc ceased to qualify as an equity method investment and was recorded as an available-for-sale investment with an initial carrying value of $126.5 million. The net loss on disposal of $13.3 million was calculated as follows (in millions):

Share proceeds	$398.5
Initial carrying value of available for sale investment	126.5
Carrying value of equity method investment divested	(520.7)
Transaction costs	(17.6)

Net loss	$(13.3)

On January 31, 2013, we announced that we had agreed to sell all of our remaining 7.75 million ordinary shares of Alkermes plc. The sale closed on February 6, 2013 and we received proceeds of $169.7 million.

(g) Net Loss on Equity Method Investment

For the year ended December 31, 2012, we recorded a net loss on the equity method investment of $7.2 million (2011: $0.7 million) related to our share of the losses of Alkermes plc in the period prior to the disposal of the 24.15 million ordinary shares of Alkermes plc.

For additional information relating to our equity method investments, refer to Note 9 to the Consolidated Financial Statements. For additional information relating to our available for sale investments, refer to Note 17.

(h) Provision for Taxes

The net tax charge attributable to discontinued operations for the year ended December 31, 2012 reflects Irish and U.S. income taxes on Tysabri profits and an Irish and U.S. tax benefit on Prothena losses.

The net tax charge attributable to discontinued operations for the year ended December 31, 2011 reflects Irish and U.S. income taxes on Tysabri profits, an Irish tax benefit on Irish Prothena Business losses, U.S. income taxes on U.S. Prothena profits, Irish taxes on EDT Irish profits and a U.S. tax benefit on EDT U.S. losses.

The net tax charge attributable to discontinued operations for the year ended December 31, 2010 reflects Irish and U.S. income taxes on Tysabri profits, an Irish tax benefit on Irish Prothena Business losses, a U.S. income taxes on U.S. Prothena profits and Irish and U.S. income taxes on EDT profits.

The net tax charges for each of the three years ended December 31, 2012, 2011 and 2010 have been classified as deferred as the net profits attributed to discontinued operations were off-set by losses arising in continuing operations. A corresponding net tax benefit reflecting this off-set has been included in the deferred taxes attributable to continuing operations in the Consolidated Statements of Operations for each of the three years ended December 31, 2012, 2011 and 2010.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13. Net Income/(Loss) Per Share

Basic income/(loss) per share is computed by dividing the net income/(loss) for the period available to ordinary shareholders by the weighted-average number of Ordinary Shares outstanding during the period. Diluted net income/(loss) per share is computed by dividing the net income/(loss) for the period by the weighted-average number of Ordinary Shares outstanding and, when dilutive, adjusted for the effect of all dilutive potential Ordinary Shares, including stock options and RSUs.

	2012	2011	2010
	(in millions)
Net loss — continuing operations	$(372.7)	$(453.5)	$(561.3)
Net income — discontinued operations	235.3	1,014.0	236.6

Net (loss)/income — total operations	$(137.4)	$560.5	$(324.7)

Basic and diluted net income/(loss) per share for the years ended December 31 is as follows:
Basic and diluted earnings/(loss) per share:
From continuing operations	$(0.63)	$(0.77)	$(0.96)
From discontinued operations	0.40	1.73	0.40

Total attributable to the ordinary shareholders of the Parent Company	$(0.23)	$0.95	$(0.56)

Basic and diluted weighted average number of ordinary shares outstanding (in millions) — continuing and discontinued operations and total operations	592.4	587.6	584.9

As of December 31, 2012, there were stock options and RSUs outstanding of 21.6 million shares (2011: 23.4 million shares; 2010: 22.9 million shares). All of these stock options and RSUs were anti-dilutive in 2012, 2011 and 2010 but could potentially have a dilutive impact in the future.

14. Restricted Cash

We had total restricted cash (current and non-current) of $16.3 million at December 31, 2012 (2011: $16.3 million), which relates to amounts pledged to secure certain letters of credit.

15. Assets Held for Sale

On February 6, 2013, we announced that we have entered into an asset purchase agreement with Biogen Idec to transfer to Biogen Idec all Tysabri IP and other assets related to Tysabri. As a result of this transaction, Biogen Idec will have sole authority over and exclusive worldwide rights to the development, manufacturing and commercialization of Tysabri. In accordance with the terms of the transaction, upon consummation of the transaction, the existing collaboration arrangements with Biogen Idec will be terminated and Biogen Idec will pay to us an upfront payment of $3.25 billion and continuing royalties on Tysabri in-market sales. We will earn a royalty of 12% of global net sales of Tysabri during the first 12 months following the closing of the transaction. Thereafter, we will earn a royalty of 18% of global net sales up to $2.0 billion each year, and a 25% royalty on annual global net sales above $2.0 billion. The transaction is expected to close in the first half of 2013, subject to the satisfaction of certain conditions, including customary regulatory approvals.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The assets of the Tysabri business have been presented as held for sale as of December 31, 2012. The major classes of assets of the Tysabri business presented as held for sale are as follows:

2012
Goodwill	$110.8
Other intangible assets	84.4
Inventory	24.9

Total	$220.1

Refer to Note 12 for information on the results of Tysabri for the years ended December 31, 2012, 2011 and 2010, which are presented as a discontinued operation in the Consolidated Statements of Operations.

16. Accounts Receivable

The accounts receivable balance as of December 31, 2012, was $193.5 million (2011: $167.7 million). No allowances for doubtful accounts were required as of December 31, 2012 and 2011.

The following customer or collaborator accounts for more than 10% of our accounts receivable at December 31, 2012 and 2011:

	2012	2011
AmerisourceBergen Corp.	68%	65%
Biogen Idec	32%	35%

As of December 31, 2012 and 2011 there were no trade receivables past due but not impaired.

17. Investment Securities

Current investment securities

Current investment securities at December 31 of each year consisted of the following (in millions):

	2012	2011
Equity securities — current, at cost less impairments	$150.4	$0.3
Unrealized gains on equity securities	17.5	0.1
Unrealized losses on equity securities	—	(0.1)

Total investment securities — current	$167.9	$0.3

Equity securities — current

Marketable equity securities consisted primarily of an equity investment in Alkermes plc. Following the completion of the merger between Alkermes, Inc. and EDT on September 16, 2011, we held approximately 25% of the equity of Alkermes plc (31.9 million shares). Our equity interest in Alkermes plc was recorded as an equity method investment on the Consolidated Balance Sheet at an initial carrying value of $528.6 million, based on the closing share price of $16.57 of Alkermes, Inc. shares on the date of the transaction. In March 2012, we sold 76% (24.15 million ordinary shares) of our shareholding in Alkermes plc for net proceeds of $380.9 million after deduction of underwriter and other fees. Following this sale, we continued to own 7.75 million ordinary shares of Alkermes plc, representing an approximate 6% equity interest in Alkermes plc. Following the sale of the 24.15 million ordinary shares, our remaining equity interest in Alkermes plc ceased to qualify as an equity method investment and was recorded as an available for sale investment with an initial carrying value of $126.5 million. The fair market value of this investment at December 31, 2012 was $143.5 million. For additional information relating to our net loss on disposal of the Alkermes plc equity method investment during 2012, refer to Note 9 to the Consolidated Financial Statements.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On January 31, 2013, we announced that we had agreed to sell all of our remaining 7.75 million ordinary shares of Alkermes plc. The sale closed on February 6, 2013 and we received proceeds of approximately $169.7 million.

Marketable equity securities also include an equity investment in Prothena. On December 20, 2012, we completed the separation of the Prothena Business into a new, publicly traded company incorporated in Ireland. The issued share capital of Prothena was admitted to trading on the NASDAQ Global Market on December 21, 2012. In connection with the separation of the Prothena Business, a wholly owned subsidiary of Elan subscribed for 3.2 million newly-issued ordinary shares of Prothena, representing 18% of the outstanding ordinary shares of Prothena. This investment was recorded as an available for sale investment on the Consolidated Balance Sheet at an initial carrying value of $22.9 million. The fair market value of this investment at December 31, 2012 was $23.3 million.

Marketable equity securities also include investments in emerging pharmaceutical and biotechnology companies. The fair market value of these securities was $1.1 million at December 31, 2012 (2011: $0.3 million).

Non-current investment securities

Non-current investment securities of $8.6 million as of December 31 2012 (2011: $9.8 million) were comprised of equity investments held in privately held biotech companies recorded at cost, less impairments.

Net investment losses/(gains) (in millions)

	2012	2011	2010
Net gains on sale of current investment securities	$—	$(0.1)	$(4.9)
Derivative fair value gains	—	—	(1.2)
Net gains on sale of non-current investment securities	—	(2.3)	(7.9)

Net investment gains on investment securities	—	(2.4)	(14.0)
Impairment charges	1.2	—	—
Other	—	(0.2)	1.2

Net investment (gains)/losses	$1.2	$(2.6)	$(12.8)

In 2012, we recorded an impairment charge of $1.2 million (2011: $Nil; 2010: $Nil) related to an other-than-temporary impairment of our marketable equity securities.

The framework used for measuring the fair value of our investment securities is described in Note 31.

18. Inventory

The inventory balance at December 31, 2012 of $24.9 million consisted of Tysabri finished goods and has been presented as part of the assets held for sale. For information on the assets of the Tysabri business that have been presented as held for sale as of December 31, 2012, refer to Note 15.

Product inventories at December 31, 2011 of $23.8 million also consisted of Tysabri finished goods inventory.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19. Prepaid and Other Current Assets

Prepaid and other current assets at December 31 of each year consisted of the following (in millions):

	2012	2011
Prepayments	$10.5	$10.8
Deferred consideration	—	11.4
Other current assets	2.7	3.5

Total prepaid and other current assets	$13.2	$25.7

The deferred consideration balance at December 31, 2011 related to the present value of deferred non-contingent consideration receivable from Azur (which has since been acquired by Jazz) in respect of the divestment of the Prialt assets and rights in May 2010. During 2012, we received the deferred consideration of $12.0 million. For additional information on this transaction, refer to Note 6.

20. Property, Plant and Equipment

	Land &	Plant &
	Buildings	Equipment	Total
	(In millions)
Cost:
At January 1, 2011	$375.9	$319.9	$695.8
Additions	19.4	9.4	28.8
Impairment	(29.8)	(14.6)	(44.4)
Disposals	(283.3)	(250.8)	(534.1)

At December 31, 2011	$82.2	$63.9	$146.1

Additions	2.7	6.0	8.7
Disposals	(3.4)	(13.4)	(16.8)

At December 31, 2012	$81.5	$56.5	$138.0

Accumulated depreciation and impairment:
At January 1, 2011	$(167.2)	$(241.1)	$(408.3)
Charged in year	(8.6)	(11.3)	(19.9)
Impairment	21.5	12.9	34.4
Disposals	132.6	198.3	330.9

At December 31, 2011	$(21.7)	$(41.2)	$(62.9)

Charged in year	(5.9)	(4.3)	(10.2)
Impairment	(50.1)	(14.2)	(64.3)
Disposals	0.7	11.4	12.1

At December 31, 2012	(77.0)	(48.3)	(125.3)

Net book value: December 31, 2012	$4.5	$8.2	$12.7

Net book value: December 31, 2011	$60.5	$22.7	$83.2

During 2012, we recorded an asset impairment charge of $64.3 million within other net charges in the Consolidated Statement of Operations relating to the planned closure of our facilities in South San Francisco following the separation of the Prothena Business and cessation of the remaining early stage research activities. For additional information on this transaction, refer to Note 12.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On September 16, 2011, we announced the completion of the merger between Alkermes, Inc. and EDT. In connection with this transaction, we disposed of land and buildings with a net book value of $150.7 million and plant and equipment with a net book value of $51.3 million related to EDT. For additional information on this transaction, refer to Note 12.

During 2011, we recorded an asset impairment charge of $10.0 million within other net charges in the Consolidated Statement of Operations relating to a consolidation of facilities in South San Francisco and the closure of EDT’s King of Prussia, Pennsylvania site.

We had no assets acquired under capital leases as of December 31, 2012 or 2011.

21. Goodwill and Other Intangible Assets

	Goodwill	Other Intangible Assets	Total
	(In millions)
Cost:
At January 1, 2011	$257.1	$426.0	$683.1
Additions	—	2.6	2.6
Disposals	(49.7)	(173.0)	(222.7)
Impairment	—	(0.3)	(0.3)

At December 31, 2011	$207.4	$255.3	$462.7

Additions	—	1.9	1.9
Disposals	(0.6)	(4.4)	(5.0)
Transferred to assets held for sale	(110.8)	(159.2)	(270.0)
Impairment	—	—	—

At December 31, 2012	$96.0	$93.6	$189.6

Accumulated amortization:
At January 1, 2011	$—	$(306.6)	$(306.6)
Charged in year	—	(15.9)	(15.9)
Disposals	—	169.7	169.7

At December 31, 2011	$—	$(152.8)	$(152.8)

Charged in year	—	(14.6)	(14.6)
Disposals	—	3.8	3.8
Transferred to assets held for sale	—	74.8	74.8
Impairment	—	(1.8)	(1.8)

At December 31, 2012	—	(90.6)	(90.6)

Net book value: December 31, 2012	$96.0	$3.0	$99.0

Net book value: December 31, 2011	$207.4	$102.5	$309.9

Other intangible assets consist primarily of computer software as follows (in millions):

	2012	2011
Tysabri	$—	$96.9
Other intangible assets	3.0	5.6

Total other intangible assets	$3.0	$102.5

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The assets of the Tysabri business, which have been classified as held for sale as of December 31, 2012, include goodwill that has been allocated to the Tysabri business of $110.8 million and other intangible assets of $84.4 million. For information on the assets of the Tysabri business, which have been classified as held for sale as of December 31, 2012, refer to Note 15.

On December 20, 2012, we completed the separation of the Prothena Business into a new, publicly traded company incorporated in Ireland. In connection with this transaction, we disposed of goodwill of $0.6 million which was allocated to the Prothena Business. In 2012, we also recorded an impairment charge of $1.8 million within other net charges in respect of computer software and other intangible assets which will no longer be utilized as a result of separation of the Prothena Business and cessation of the remaining early stage research activities. For additional information on this transaction, refer to Note 28.

On September 16, 2011, we announced the completion of the merger between Alkermes, Inc. and EDT. As part of this transaction, we disposed of patents, licenses, IP and other intangible assets related to EDT with a net book value of $3.3 million. We also disposed of goodwill of $49.7 million which was allocated to the EDT business. For additional information on this transaction, refer to Note 5. In 2011, we also recorded an impairment charge of $0.3 million (2010: $0.9 million) within other net charges in respect of computer software which will no longer be utilized.

The weighted-average remaining useful life for other intangible assets at December 31, 2012 was 3.0 years (2011: 7.6 years).

Amortization expense for the year ended December 31, 2012 amounted to $14.6 million (2011: $15.9 million; 2010: $28.4 million) and is recorded as cost of sales, selling, general and administrative (SG&A) expenses and R&D expenses in the Consolidated Statements of Operations, as it relates to the respective functions.

As of December 31, 2012, our expected future amortization expense of currently held other intangible assets is as follows (in millions):

Year ending December 31, 2013	$1.3
2014	0.8
2015	0.6
2016	0.2
2017	0.1
2018 and thereafter	—

Total	$3.0

22. Other Assets

Non-current other assets at December 31 of each year consisted of the following (in millions):

	2012	2011
Deferred financing costs	$11.8	$11.1
Other	6.3	13.4

Total other assets	$18.1	$24.5

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

23. Accrued and Other Current Liabilities, and Other Long-Term Liabilities

Accrued and other current liabilities at December 31 of each year consisted of the following (in millions):

	2012	2011
Accrued royalties payable	$79.1	$73.3
Lease liabilities	56.4	15.5
Restructuring accruals	27.6	9.7
Accrued rebates	31.8	31.7
Sales and marketing accruals	28.1	23.4
Payroll and related taxes	20.8	32.5
Clinical trial accruals	13.0	15.2
Accrued transaction costs	12.5	—
Janssen AI losses in excess of investment	11.0	—
Accrued interest	9.3	11.4
Cambridge Collaboration termination	8.0	—
Litigation accruals	1.0	0.7
Other accruals	15.5	16.5

Total accrued and other current liabilities	$314.1	$229.9

For further information on the $11.0 million as of December 31, 2012 (2011: $Nil) related to Janssen AI losses in excess of investment made, refer to Note 9.

Other long-term liabilities at December 31 of each year consisted of the following (in millions):

	2012	2011
Unfunded pension liability	$39.1	$12.2
Accrued income tax payable	6.1	6.2
Deferred rent	0.6	17.0
Deferred revenue	0.1	0.4
Other	16.4	24.9

Total other long-term liabilities	$62.3	$60.7

The unfunded pension liability at December 31, 2012 and 2011 relates to two defined benefit pension plans. For additional information, refer to Note 29.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Severance, restructuring and other costs accrual

The following table provides a rollforward of the severance, restructuring and other charges accrual (in millions):

Balance at December 31, 2009	$4.1
Restructuring and other charges	19.4
Reversal of prior year accrual	(0.5)
Cash payments	(9.1)
Non-cash charges	(1.0)

Balance at December 31, 2010	$12.9
Restructuring and other charges	20.4
Reversal of prior year accrual	(1.0)
Cash payments	(21.5)
Non-cash charges	(1.1)

Balance at December 31, 2011	$9.7
Restructuring and other charges	48.7
Reversal of prior year accrual	(2.1)
Reclassification from long term accrual	0.2
Cash payments	(22.9)
Non-cash charges	(6.0)

Balance at December 31, 2012	$27.6

24. Long-Term Debt

Long-term debt at December 31, 2012 consisted of the following (in millions):

	Original Maturity	Principal Amount	Original Issue Discount	Carrying Value
6.25% Notes	October 2019	600.0	—	600.0

Total debt		$600.0	$—	$600.0

Long-term debt at December 31, 2011 consisted of the following (in millions):

	Original Maturity	Principal Amount	Original Issue Discount	Carrying Value
2016 Notes issued October 2009	October 2016	472.1	(4.5)	467.6
2016 Notes issued August 2010	October 2016	152.4	(5.0)	147.4

Total debt		$624.5	$(9.5)	$615.0

6.25% Notes

In October 2012, we completed the offering and sale of $600.0 million in aggregate principal amount of the 6.25% Senior Fixed Rate Notes due 2019 (the 6.25% Notes), issued by Elan Finance plc and guaranteed by Elan Corporation, plc and certain of our subsidiaries. Interest is paid in cash semi-annually.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At any time, or from time to time, prior to October 15, 2015, we may redeem the 6.25% Notes, in whole but not in part, at a price equal to 100% of their principal amount plus a make whole premium plus accrued and unpaid interest. We may redeem the 6.25% Notes, in whole or in part, beginning on October 15, 2015 at an initial redemption price of 104.688% of their principal amount plus accrued and unpaid interest. In addition, at any time, or from time to time, on or prior to October 15, 2015, we may redeem up to 35% of the 6.25% Notes using the proceeds of certain equity offerings at a redemption price of 106.25% of the principal, plus accrued and unpaid interest. For additional information, refer to Note 37.

2016 Notes issued October 2009 and August 2010

In October 2009, we completed the offering and sale of $625.0 million in aggregate principal amount of the 2016 Notes issued October 2009, issued by Elan Finance plc and guaranteed by Elan Corporation, plc and certain of our subsidiaries. The 2016 Notes issued October 2009 bear interest at a rate of 8.75%. In August 2010, we completed the offering and sale of $200.0 million in aggregate principal amount of the 2016 Notes issued August 2010, issued by Elan Finance plc and guaranteed by Elan Corporation, plc and certain of our subsidiaries. The 2016 Notes issued August 2010 bear interest at a rate of 8.75%.

On September 16, 2011, we issued an offer (the Asset Sale Offer) to purchase up to $721.2 million in aggregate principal amount of the Senior Notes consisting of the 2013 Fixed Rate Notes, the 2013 Floating Rate Notes, the 2016 Notes issued October 2009 and the 2016 Notes issued August 2010, in accordance with the terms of the indenture governing these notes, at a purchase price of 100% of the aggregate principal amount thereof, plus accrued and unpaid interest to the date of payment. The Asset Sale Offer expired on October 14, 2011 and holders of $0.5 million of the 2016 Notes issued October 2009 tendered their notes. On October 20, 2011, we repurchased $152.4 million and $47.6 million in aggregate principal amounts of the 2016 Notes issued October 2009 and the 2016 Notes issued August 2010, respectively in a separate private transaction.

In September 2012, we announced a cash tender offer (the Tender Offer) for the outstanding 2016 Notes issued October 2009 and the outstanding 2016 Notes issued August 2010. The total consideration for the Tender Offer was $1,053.34 per $1,000 of principal amount, plus accrued and unpaid interest to the date of payment. An additional consent payment of $40 per $1,000 principal amount was paid to holders of the 2016 Notes issued October 2009 and the 2016 Notes issued August 2010 who tendered their notes on or before October 5, 2012. The Tender Offer expired on October 22, 2012 and holders of $439.5 million and the $141.3 million in aggregate principal amounts of the 2016 Notes issued October 2009 and the 2016 Notes issued August 2010, respectively, tendered their notes. In October 2012, we also announced the election to redeem all of the 2016 Notes issued October 2009 and the 2016 Notes issued August 2010 not purchased in the Tender Offer. Pursuant to this redemption, $32.6 million and $11.1 million of the outstanding aggregate principal amounts of the 2016 Notes issued October 2009 and the 2016 Notes issued August 2010, respectively, were redeemed at a redemption price of 108.75% of the aggregate principal amount thereof, plus accrued but unpaid interest thereon to the date of payment.

Covenants

The agreement governing our outstanding long-term indebtedness contains various restrictive covenants that limit our financial and operating flexibility. The covenants do not require us to maintain or adhere to any specific financial ratios, however, they do restrict within certain limits our ability to, among other things:

•	Incur additional debt;

•	Create liens;

•	Enter into certain transactions with affiliates, except on an arm’s-length basis;

•	Enter into certain types of investment transactions;

•	Engage in certain asset sales or sale and leaseback transactions;

•	Pay dividends; and

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	Consolidate, merge with, or sell all or substantially all of its assets to another entity.

The breach of any of these covenants may result in a default under the agreement, which could result in the indebtedness under the agreement becoming immediately due and payable and may result in a default under our other indebtedness subject to cross acceleration provisions.

25. Share Capital

Share capital at December 31 of each year consisted of the following:

	No. of Ordinary Shares
Authorized Share Capital	2012	2011
Ordinary Shares (par value €0.05)	810,000,000	810,000,000
Executive Shares (par value €1.25) (the Executive Shares)	1,000	1,000
“B” Executive Shares (par value €0.05) (the “B” Executive Shares)	25,000	25,000

	At December 31, 2012		At December 31, 2011
Issued and Fully Paid Share Capital	Number	$000s	Number	$000s
Ordinary Shares	594,949,536	36,496	589,346,275	36,158
Executive Shares	—	—	1,000	2
“B” Executive Shares	—	—	21,375	2

In September 2012, the 1,000 outstanding Executive Shares of €1.25 each and the 21,375 outstanding “B” Executive Shares of €0.05 each were fully redeemed at par and cancelled.

26. Additional Paid In Capital

In accordance with the provisions of Irish Company Law, we took steps to create income available for distribution during the year. At our Annual General Meeting on May 24, 2012, the shareholders resolved, subject to the approval of the High Court of Ireland, to reduce the share premium account (APIC) of the Company by cancelling some or all of the Company’s share premium account (the final amount to be determined by the Directors). The Directors subsequently resolved to reduce the share premium account of the Company by $6,199.9 million and use these reserves to set-off the accumulated deficit of the Company, with the balance to be treated as income which shall be available for distribution. On July 19, 2012, the Irish High Court approved the Directors’ resolution and this order was registered with the Irish Companies Registration Office on July 23, 2012.

27. Accumulated Other Comprehensive Loss

Accumulated OCI net of $Nil taxes at December 31 of each year consisted of the following (in millions):

	2012	2011
Net unrealized gains on investment securities	$17.5	$—
Currency translation adjustments	(0.1)	(0.1)
Unamortized net actuarial loss on pension plans	(61.8)	(37.0)
Unamortized prior service cost on pension plans	(0.2)	(0.3)

Accumulated other comprehensive loss	$(44.6)	$(37.4)

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

28. Separation and Distribution of Prothena Business

On December 20, 2012, we transferred a substantial portion of our drug discovery business platform into a new, publicly traded company incorporated in Ireland. The issued share capital of Prothena was admitted to trading on the NASDAQ Global Market on December 21, 2012. Prothena focuses on the discovery and development of novel antibodies for the potential treatment of a broad range of diseases that involve protein misfolding or cell adhesion. The separation of the Prothena Business from Elan was completed through a demerger under Irish law. The demerger was effected by Elan transferring our wholly-owned subsidiaries comprising the Prothena Business to Prothena, in exchange for Prothena issuing Prothena ordinary shares directly to Elan shareholders, on a pro rata basis. Prothena’s issuance of its outstanding shares constituted a deemed in specie distribution by Elan to Elan shareholders. Each Elan shareholder received one Prothena ordinary share for every 41 Elan ordinary shares or Elan ADSs held.

Immediately following the separation of the Prothena Business, a wholly owned subsidiary of Elan subscribed for 3.2 million newly-issued ordinary shares of Prothena, representing 18% of the outstanding ordinary shares of Prothena. We do not have the ability to exercise significant influence over Prothena so this investment has been recorded as an available-for-sale investment on the Consolidated Balance Sheet at an initial fair value of $22.9 million. See Note 17 for further details of this investment.

The total value of the Prothena in specie distribution amounted to $105.7 million, and was calculated as follows (in millions):

Cash and cash equivalents	$125.0
Net assets	3.2

Total assets transferred	128.2
Fair value of operating lease guarantee	0.4
Less: Initial carrying value of available for sale interest in Prothena	(22.9)

Total value of the Prothena distribution	$105.7

Prothena’s historical results of operations have been presented as a discontinued operation in the Consolidated Statements of Operations. See Note 12 for further details of the results of discontinued operations.

Lease Guarantee

In connection with the separation of the Prothena Business, we assigned the leases for the facilities at 650 Gateway Boulevard in South San Francisco to Prothena, which were previously used by the Prothena Business. In accordance with the terms of the lease assignment agreement, Prothena agreed to assume all of the rights, obligations and duties as the lessor of the facilities. However, should Prothena default under its lease obligations, Elan would be held liable by the landlord, and thus, Elan have in substance guaranteed the obligations under the lease agreements for the 650 Gateway facilities. As of December 31, 2012, the total lease payments for the duration of the guarantee, which runs through November 2020, are approximately $10.8 million. Elan recorded a liability of $0.4 million on the Consolidated Balance Sheet as of December 31, 2012 related to the estimated fair value of this guarantee. The fair value of this lease guarantee was included as part of the distribution in specie by Elan.

29. Pension and Other Employee Benefit Plans

Pension

We fund the pensions of certain employees based in Ireland through two defined benefit plans. These plans were closed to new entrants from March 31, 2009, and a defined contribution plan was established for employees in Ireland hired after this date.

In general, on retirement, eligible employees in the staff scheme are entitled to a pension calculated at 1/60th (1/52nd for the executive scheme) of their final salary for each year of service, subject to a maximum of 40 years. These plans are managed externally and the related pension costs and liabilities are assessed in accordance with the advice of a qualified professional actuary. The investments of the plans at December 31, 2012 consisted of units held in independently administered funds.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The change in projected benefit obligation at December 31 of each year consisted of the following (in millions):

	2012	2011
Projected benefit obligation at January 1	$99.7	$97.3
Service cost	1.1	3.4
Interest cost	4.3	4.6
Plan participants’ contributions	0.3	1.5
Actuarial loss	33.5	6.7
Benefits paid and other disbursements	(1.3)	(1.6)
Curtailment gain	—	(8.8)
Foreign currency exchange rate changes	2.8	(3.4)

Projected benefit obligation at December 31	$140.4	$99.7

The changes in plan assets at December 31 of each year consisted of the following (in millions):

	2012	2011
Fair value of plan assets at beginning of year	$87.5	$77.4
Actual (loss)/gain on plan assets	11.4	(2.7)
Employer contribution	1.4	16.2
Plan participants’ contributions	0.3	1.5
Benefits paid and other disbursements	(1.3)	(1.6)
Foreign currency exchange rate changes	2.0	(3.3)

Fair value of plan assets at end of year	$101.3	$87.5

Unfunded status at end of year	$(39.1)	$(12.2)
Unamortized net actuarial loss in accumulated OCI	61.8	37.0
Unamortized prior service cost in accumulated OCI	0.2	0.3

Net amount recognized	$22.9	$25.1

Amounts recognized in the Consolidated Balance Sheet at December 31 of each year consisted of the following (in millions):

	2012	2011
Unfunded status — non-current liability	$(39.1)	$(12.2)
Accumulated OCI	62.0	37.3

Net amount recognized	$22.9	$25.1

Net periodic pension cost for the years ended December 31 of each year consisted of the following (in millions):

	2012	2011	2010
Service cost	$1.1	$3.4	$3.2
Interest cost	4.3	4.6	4.2
Expected return on plan assets	(4.3)	(5.0)	(4.9)
Amortization of net actuarial loss	1.6	1.4	1.2
Amortization of prior service cost	—	0.2	—

Net periodic pension cost	$2.7	$4.6	$3.7

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The divestment of the EDT business on September 16, 2011 resulted in the cessation of the pension accrual for the EDT active members of the plans. This resulted in a reduction in the actuarial present value of the projected benefit obligation and a resultant curtailment gain as the link to future pensionable salary increases was broken for these active members. The curtailment gain of $8.8 million was recorded against the unamortized net actuarial loss in OCI.

The weighted-average assumptions used to determine net periodic pension cost and benefit obligation at December 31 of each year were:

	2012	2011
Discount rate	3.3%	4.3%
Expected return on plan assets	4.3%	5.5%
Rate of compensation increase	3.4%	3.4%

The discount rate of 3.3% at December 31, 2012, was determined by reference to yields on high-quality fixed-income investments, having regard to the duration of the plans’ liabilities. The average duration of both defined benefit plans is greater than 20 years. Since no significant market exists for high-quality fixed income investments in Ireland and, following the crisis in the credit markets, the number of AA-rated corporate bonds with long durations is limited, the assumed discount rate of 3.3% per annum at December 31, 2012, was determined based on a yield curve derived by reference to government bonds with an added corporate bond spread derived from the Merrill Lynch 10+ AA corporate bond index.

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

The average life expectancy in years of a current pensioner retiring at the age of 65:

	2012	2011
Females	23.5	23.4
Males	21.8	21.7

The average life expectancy in years of a pensioner retiring at the age of 65 in 10 years:

	2012	2011
Females	24.5	24.4
Males	22.7	22.6

The average life expectancy in years of a pensioner retiring at the age of 65 in 20 years:

	2012	2011
Females	25.4	25.3
Males	23.6	23.5

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At December 31, 2012, the impact of certain changes in the principal assumptions on the projected benefit obligation, service cost and net periodic pension cost is as follows (in millions):

	Increase/(decrease) in Projected Benefit Obligation	Increase/(decrease) in Service Cost	Increase/(decrease) in Net Periodic Pension Cost
Increase of 0.25% in discount rate	$(9.8)	$(0.2)	$(0.8)
Decrease of 0.25% in discount rate	10.6	0.2	0.8
Increase of 0.25% in salary and inflation rates	10.2	0.2	1.1
Decrease of 0.25% in salary and inflation rates	(9.4)	(0.2)	(1.1)
Increase of one year in life expectancy	4.5	0.1	0.5
Decrease of one year in life expectancy	(4.5)	(0.1)	(0.5)
Increase of 0.25% in pension increase assumption	4.6	0.1	0.5
Decrease of 0.25% in pension increase assumption	(3.8)	(0.1)	(0.5)

The weighted-average asset allocations at December 31 of each year by asset category consisted of the following:

	2012	2011
Equities	48.1%	47.1%
Bonds	19.4%	18.5%
Property	0.6%	0.7%
Cash	11.4%	13.3%
Absolute return fund	20.5%	20.4%

Total	100.0%	100.0%

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

As of December 31, 2012, the expected long-term rate of return on assets of 4.3% (2011: 5.5%) was calculated based on the assumptions of the following returns for each asset class:

	2012	2011
Equities	6.5%	7.0%
Property	5.5%	6.0%
Bonds	3.0%	3.5%
Cash	2.0%	2.0%
Absolute return fund	4.5%	6.0%

As of December 31, 2012, the assumed return on equities has been derived as the assumed return on bonds plus an assumed equity risk premium of 3.5% (2011: 3.5%).

As of December 31, 2012, the expected return on property has been chosen by allowing for a property risk premium of 2.5% (2011: 2.5%) above the expected return on bonds.

The expected government bond returns are set equal to the yield on the government bonds of appropriate duration as at the date of measurement.

The investment in an absolute return fund aims to provide an absolute return with a lower volatility than the target returns.

The following table sets forth the fair value of our pension plan assets, as of December 31, 2012 (in millions):

	Quoted Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total
Equities	$48.7	$—	$—	$48.7
Bonds	19.7	—	—	19.7
Property	—	—	0.6	0.6
Cash	11.5	—	—	11.5
Absolute return fund	20.8	—	—	20.8

Total	$100.7	$—	$0.6	$101.3

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table sets forth a summary of the changes in the fair value of our Level 3 pension plan assets, which were measured at fair value on a recurring basis for the year ended December 31, 2012 (in millions).

Total
Beginning balance at January 1, 2012	$0.6
Unrealized loss on property assets	—

Ending balance at December 31, 2012	$0.6

All properties in the fund are valued by independent valuers in accordance with the Royal Institute of Chartered Surveyors Valuation Standards by forecasting the returns of the market at regular intervals. These forecasts have regard to the output from a proprietary quantitative model, the inputs to which include gross national product growth, interest rates and inflation.

The total accumulated benefit obligation for the defined benefit pension plans was $136.3 million at December 31, 2012 (2011: $95.0 million).

At December 31, 2012, the total estimated future benefit payments to be paid in respect of the plans for the period of 2013-2017 is approximately $2.0 million per annum. The total estimated future benefit payments to be paid in the period of 2018-2022 is approximately $5.1 million per annum.

The expected benefits to be paid are based on the same assumptions used to measure our benefit obligation at December 31, 2012, including the expected future employee service.

As of December 31, 2012, we expect to recognize $3.0 million of the unamortized net actuarial loss that is included in accumulated OCI at December 31, 2012, during 2013.

In January 2013, the Company ceased the future accrual of benefits to the active members of the defined benefit pension plans. Active members became deferred members of the defined benefit plans on January 31, 2013 and became members of the Irish defined contribution plan on February 1, 2013. In connection with the cessation of the future accrual of benefits, we made a lump sum contribution to the defined benefit plans of $19.8 million. We expect to contribute approximately $22.0 million to our defined benefit plans in 2013, including the lump sum contribution of $19.8 million.

Defined Contribution Retirement Plans

We operate a number of defined contribution retirement plans. The costs of these plans are charged to the Consolidated Statement of Operations in the period they are incurred. For 2012, total expense related to the defined contribution plans was $2.2 million (2011: $3.6 million; 2010: $4.5 million).

Employee Savings and Retirement Plan 401(k)

We maintain a 401(k) retirement savings plan for our employees based in the United States. Participants in the 401(k) plan may contribute up to 80% of their annual compensation, limited by the maximum amount allowed by the IRC. We match 3% of each participating employee’s annual compensation on a quarterly basis and may contribute additional discretionary matching up to another 3% of the employee’s annual qualified compensation. Our matching contributions vest immediately. For 2012, we recorded $1.9 million (2011: $3.2 million; 2010: $4.0 million) of expense in connection with the matching contributions under the 401(k) plan.

Irish Defined Contribution Plan

We operate a defined contribution plan for employees based in Ireland. Under the plan, we contribute up to 18% of each participating employee’s annual eligible income on a monthly basis. For 2012, we recorded $0.3 million (2011: $0.4 million; 2010: $0.5 million) of expense in connection with the matching contributions under the Irish defined contribution plans.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

30. Share-based Compensation

We currently grant equity awards from the Long Term Incentive Plan (2006 LTIP), which provides for the issuance of stock options, RSUs and other equity awards. Our equity award program is a long-term retention program that is intended to attract, retain and motivate employees, directors and consultants of Elan and our affiliates, and to align the interests of these parties with those of shareholders. We consider our equity award program critical to our operation and productivity. Equity awards are settled through the issuance of new shares. As of December 31, 2012, there were 1,292,215 shares available for issuance under the 2006 LTIP (2011: 6,082,810 shares).

In May 2012, our shareholders approved the Elan Corporation, plc 2012 Long Term Incentive Plan (2012 LTIP), which provides for the grant of equity up to 30,000,000 Ordinary Shares. As of December 31, 2012, 30,000,000 shares were available for future issuance under the 2012 LTIP.

Elan stock options and RSUs outstanding amounts at close of business on December 20, 2012 were subject to an adjustment in connection with the separation and distribution of the Prothena Business. In line with the terms of our employee equity plans (2006 LTIP, 1996 LTIP and 1999 Stock Option Plan) the total number of RSUs outstanding on that day was increased by 3.24165%, the number of options outstanding was also increased and the corresponding exercise prices decreased to reflect the changes in the Company’s share price across the transaction date.

Stock Options

Stock options are granted at the price equal to the market value at the date of grant and will expire on a date not later than 10 years after their grant. Options generally vest between one and three years from the grant date.

Options outstanding at December 31 of each year consisted of the following (in thousands):

	2012	2011
1996 Plan	2,629	3,663
1998 Plan	—	123
1999 Plan	1,489	3,364
2006 LTIP	14,079	12,301

Total	18,197	19,451

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The total employee and non-employee stock options outstanding, vested and expected to vest, and exercisable are summarized as follows:

	No. of Options	WAEP(1)	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(In thousands)		(In years)	(In millions)
Outstanding at December 31, 2010	18,208	$13.14
Exercised	(713)	6.22
Granted	4,241	7.62
Forfeited	(489)	8.84
Expired	(1,796)	32.01

Outstanding at December 31, 2011	19,451	$10.55
Exercised	(3,278)	5.65
Granted	5,182	12.23
Forfeited	(1,023)	11.24
Expired	(2,135)	17.82

Outstanding at December 31, 2012	18,197	$10.77	6.2	$29.0

Vested and expected to vest at December 31, 2012	17,399	$10.76	6.1	$28.1

Exercisable at December 31, 2012	12,522	$11.06	5.0	$21.6

(1)	Weighted-average exercise price

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between our closing stock price on the last trading day of 2012 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2012. This amount changes based on the fair market value of our stock. The total intrinsic value of options exercised in 2012 was $21.0 million (2011: $2.9 million; 2010: $0.7 million). The total fair value expensed over the vesting terms of options that vested in 2012 was $11.0 million (2011: $21.6 million; 2010: $13.4 million).

At December 31, 2012, the range of exercise prices and weighted-average remaining contractual life of outstanding and exercisable options were as follows:

	Options Outstanding			Options Exercisable
	Options Outstanding	Weighted- Average Remaining Contractual Life	WAEP	Options Outstanding	Weighted- Average Remaining Contractual Life	WAEP
	(In thousands)	(In years)		(In thousands)	(In years)
$2.70-$10.00	8,707	6.3	$6.89	6,298	5.6	$6.78
$10.01-$24.98	9,203	6.2	13.98	5,937	4.5	14.90
$24.99-$34.68	287	3.1	25.72	287	3.1	25.72

$2.70-$34.68	18,197	6.2	$10.77	12,522	5.0	$11.06

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

The estimated weighted-average grant date fair values of the individual options granted during the years ended December 31, 2012, 2011 and 2010 were $6.24, $3.53 and $3.73, respectively. The fair value of options granted during these years was estimated using the binomial option-pricing model with the following weighted-average assumptions:

	2012	2011	2010
Risk-free interest rate	0.86%	1.56%	2.04%
Expected volatility	59.2%	52.4%	65.4%
Expected dividend yield	—	—	—
Expected life (1)	—	—	—

(1)

The expected lives of options granted in 2012, as derived from the output of the binomial model, ranged from 4.9 years to 6.8 years (2011: 4.8 years to 7.5 years; 2010: 4.8 years to 7.5 years). The contractual life of the options, which is not later than 10 years from the date of grant, is used as an input into the binomial model.

Restricted Stock Units

RSUs generally vest between one and three years from the grant date, and shares are issued to RSU holders as soon as practicable following vesting. The fair value of services received in return for the RSUs is measured by reference to the fair value of the underlying shares at grant date, for directors and employees, and as services are rendered for non-employees. The total fair value expensed over the vesting terms of RSUs that vested in 2012 was $19.0 million (2011: $28.8 million; 2010: $10.8 million).

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The non-vested RSUs are summarized as follows:

	No. of RSUs	Weighted- Average Grant Date Fair Value
	(In thousands)
Non-vested at December 31, 2010	4,642	$9.38
Granted	3,312	6.82
Vested	(3,052)	9.47
Forfeited	(1,000)	7.45

Non-vested at December 31, 2011	3,902	$7.63
Granted	2,303	13.00
Vested	(2,145)	8.91
Forfeited	(695)	10.24

Non-vested at December 31, 2012	3,365	$9.95

Employee Equity Purchase Plan

During 2012, we operated an EEPP for eligible employees based in the United States and, from January 1, 2012 for eligible employees based in Ireland. The EEPP for U.S. based employees is a qualified plan under Sections 421 and 423 of the IRC. The EEPP allows eligible employees to purchase shares at 85% of the lower of the fair market value at the beginning of the offering period or the fair market value on the last trading day of the offering period. Purchases were limited to $25,000 (fair market value) per calendar year; 2,000 shares per six-month offering period and, for U.S. based employees, subject to certain IRC restrictions.

In May 2012, our shareholders approved the Elan Corporation, plc Employee Equity Purchase Plan (2012 Restatement), which provides for an additional 1,500,000 Ordinary Shares to be issued under the EEPP. In total, 4,500,000 shares have been made available for issuance under the EEPP. In 2012, 146,357 shares (2011: 237,631 shares; 2010: 470,412 shares) were issued under the EEPP. As of December 31, 2012, 1,497,404 shares (2011: 143,761 shares) were available for future issuance under the EEPP.

The weighted-average fair value of options granted under the EEPP during the 12 months ended December 31, 2012 was $4.46 (2011: $2.30; 2010: $1.84). The estimated fair values of these options were charged to expense over the respective six-month offering periods. The estimated fair values of options granted under the EEPP in the years ended December 31, were calculated using the following inputs into the Black-Scholes option-pricing model:

	2012	2011	2010
Weighted-average share price	$13.97	$8.00	$5.61
Weighted-average exercise price	$11.88	$6.80	$4.77
Expected volatility(1)	60.5%	49.7%	63.9%
Expected life	6 months	6 months	6 months
Expected dividend yield	—	—	—
Risk-free interest rate	0.09%	0.16%	0.21%

(1)	The expected volatility was determined based on the implied volatility of traded options on our stock.

Share-based Compensation Expense

As part of the Johnson & Johnson transaction in September 2009, we grant annual equity and equity-based compensation awards under the 2006 LTIP (and any successor or replacement or additional plan) to each transferred employee, once they remain as an employee of Janssen AI. Beginning in 2010, these awards are granted at the same time as such awards are granted to Elan employees;

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

on terms and conditions, including vesting, that are no less favorable than those granted to similarly situated Elan employees; and with a grant date fair value that is equal to similarly situated Elan employees who received the same performance rating from Elan as the transferred employees received from Janssen AI. The total amount of expense in 2012 relating to equity-settled share-based awards held by former Elan employees that transferred to Janssen AI was $1.5 million (2011: $2.4 million; 2010: $0.4 million). This expense has been recognized in the R&D expense line item in the Consolidated Statement of Operations.

In connection with the separation and distribution of the Prothena Business on December 20, 2012, our Leadership Development and Compensation Committee made adjustments to awards made under the Elan equity incentive plans as a result of the market value of Elan ordinary shares and Elan ADSs immediately prior to the separation and distribution being higher than the market value of Elan ordinary shares and Elan ADSs immediately after the separation and distribution. All such adjustments were applied equally to all outstanding Elan awards (including, options to purchase Elan ordinary shares or Elan ADSs held by employees of Elan who become employees of Prothena, that had vested prior to December 20, 2012, or vested upon the separation and distribution) and were in accordance with the terms of the applicable Elan equity incentive plan. These adjustments did not, and will not, have an impact on the financial statements, as there were no differences between the fair values of the adjusted awards immediately before and immediately after they were modified.

The total net expense of $45.9 million (2011: $35.3 million; 2010: $31.5 million) relating to equity-settled share-based compensation has been recognized in the following line items in the Consolidated Statement of Operations at December 31 of each year (in millions):

	2012	2011	2010
Continuing Operations:
Cost of sales	$—	$—	$—
Selling, general and administrative expenses	21.2	12.7	12.2
Research and development expenses	8.1	8.9	6.4
Other net charges	6.0	0.6	1.0

Share based compensation expense — continuing operations	35.3	22.2	19.6

Discontinued Operations:
Cost of sales	0.2	1.1	1.6
Selling, general and administrative expenses	1.7	3.9	5.1
Research and development expenses	7.9	6.0	5.2
Other net charges	—	0.5	—
Net (loss)/gain on divestment of business	0.8	1.6	—

Share based compensation expense — discontinued operations	10.6	13.1	11.9

Total	$45.9	$35.3	$31.5

Share-based compensation arose under the following awards at December 31 of each year (in millions):

	2012	2011	2010
Stock options	$22.6	$14.0	$13.4
RSUs	22.7	20.7	17.2
EEPP	0.6	0.6	0.9

Total	$45.9	$35.3	$31.5

The total equity-settled share-based compensation expense related to unvested awards not yet recognized, adjusted for estimated forfeitures, is $12.6 million at December 31, 2012. This expense is expected to be recognized over a weighted-average of 1.2 years.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

31. Fair Value Measurements

Assets Measured at Fair Value on a Recurring Basis

As of December 31, 2012, with the exception of $0.3 million (2011: $Nil) of foreign exchange forward contract derivative liabilities, we did not hold any financial liabilities that are recognized at fair value in the financial statements on a recurring or non-recurring basis. The derivative liability of $0.3 million is measured using quoted prices in active markets. The following tables set forth the fair value of our financial assets measured at fair value on a recurring basis, as of December 31, of each year (in millions):

2012

	Quoted Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total
Cash and cash equivalents	$431.3	$—	$—	$431.3
Restricted cash and cash equivalents — current	2.6	—	—	2.6
Restricted cash and cash equivalents — non-current	13.7	—	—	13.7
Available-for-sale equity securities — current	167.9	—	—	167.9

Total	$615.5	$—	$—	$615.5

2011

	Quoted Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total
Cash and cash equivalents	$271.7	$—	$—	$271.7
Restricted cash — current	2.6	—	—	2.6
Restricted cash — non-current	13.7	—	—	13.7
Available-for-sale equity securities — current	0.3	—	—	0.3

Total	$288.3	$—	$—	$288.3

As of December 31, 2012, the fair value of our Level 1 assets was $615.5 million (2011: $288.3 million), primarily consisting of bank deposits, holdings in U.S. Treasuries funds, restricted cash, and marketable equity securities in Alkermes plc, Prothena and emerging pharmaceutical and biotechnology companies. Included in this amount were net unrealized gains of $17.5 million (2011: $Nil) related to marketable equity securities.

As of December 31, 2012, we held $Nil (2011: $Nil) investments, which were measured using unobservable (Level 3) inputs.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table sets forth a summary of the changes in the fair value of our Level 3 financial assets, which were measured at fair value on a recurring basis, during 2011 (in millions):

2011

Auction Rate Securities
Beginning balance at January 1, 2011	$0.2
Realized gains included in net investment gains	—
Unrealized losses included in other comprehensive income	—
Disposals	(0.2)

Ending balance at December 31, 2011	$—

We disposed of the Auction Rate Securities (ARS) during 2011. Prior to disposal, ARS were valued by a third-party valuation firm, which primarily used a discounted cash flow model (expected cash flows of the ARS were discounted using a yield that incorporates compensation for illiquidity) in combination with a market comparables method, where the ARS were valued based on indications (from the secondary market) of what discounts buyers demand when purchasing similar collateral debt obligations. The secondary market indications were given less weight in this approach due to the lack of data on trades in securities that are substantially similar to the ARS.

Assets Measured at Fair Value on a Non-recurring Basis

We measure certain assets, including equity investments in privately held companies, at fair value on a nonrecurring basis. These assets are recognized at fair value when they are deemed to be other-than-temporarily impaired. We did not recognize any impairment charges relating to these assets during 2012 (2011: $Nil).

Debt Instruments

Principal amounts and fair values (based on unadjusted quoted prices (Level1)) of our debt instruments at December 31 consisted of the following (in millions):

	2012		2011
	Principal	Fair	Principal	Fair
	Amount	Value	Amount	Value
6.25% Notes	$600.0	$628.1	$—	$—
2016 Notes issued October 2009	—	—	472.1	503.4
2016 Notes issued August 2010	—	—	152.4	161.7

Total debt instruments	$600.0	$628.1	$624.5	$665.1

Refer to Note 24 for a reconciliation of the aggregate principal amount of the debt to the carrying amount.

32. Leases

Operating Leases

We lease certain of our facilities under non-cancelable operating lease agreements that expire at various dates through 2020. The major components of our operating leases that were in effect at December 31, 2012 are as described below.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

We have lease agreements for 260,000 square feet of space in South San Francisco which has been utilized for R&D, administration and other corporate functions. The lease term for 55,000 square feet of this space expires in November 2014, with the lease term for the remainder of the leased space expiring between March 2019 and January 2020, with an option to renew for one additional five-year period. We have sub-leased 55,000 square feet of this space which was no longer being utilized by R&D, sales and administrative functions to Janssen AI. As a result of the planned closure of our facilities in South San Francisco in early 2013, following the separation of the Prothena Business and cessation of the remaining early stage research activities, we will no longer utilize the remaining 205,000 square feet of space in South San Francisco.

We also leased approximately 26,000 square feet of space in South San Francisco which was utilized for our Prothena R&D function. As part of the separation of the Prothena Business, we assigned this lease to Prothena. We agreed to indemnify the landlord for all matters related to the leases through the expiry of the lease in 2020. For further information on the fair value of this operating lease guarantee, refer to Note 31.

We have lease agreements for 41,000 square feet of space for our corporate headquarters located in the Treasury Building, Dublin, Ireland. This lease expires in July 2014, with an option to renew for two additional 10-year periods. We have sub-leased a portion of this space that we no longer utilize to Janssen AI. This sub-lease expires in July 2014.

We closed the New York office in March 2009 and have entered into sub-lease agreements for this space. The lease period expires in February 2015.

During 2012, we entered into a lease agreement for 11,830 square feet of space in Cambridge, Massachusetts which is being utilized by our R&D, sales and administrative functions. The lease period expires in 2017.

In December 2011, we closed the 113,000 square feet EDT facility located in King of Prussia, Pennsylvania. The two leases expire between April 2019 and May 2020. The future rental commitments relating to the leases are included in the table below. Approximately 50,000 square feet of this space was sublet by December 2012.

In addition, we also have various operating leases for equipment and vehicles, with lease terms that range from three to five years.

We recorded expense under operating leases of $19.2 million in 2012 (2011: $23.8 million; 2010: $27.9 million). We recorded income under our operating subleasing agreement of $2.8 million in 2012 (2011: $2.8 million; 2010: $2.3 million).

As of December 31, 2012, our future minimum rental commitments for operating leases with non-cancelable terms in excess of one year are as follows (in millions):

Due in:
2013	$21.3
2014	20.4
2015	14.1
2016	14.4
2017	14.6
2018 and thereafter	24.4

Total	$109.2	(1)

(1)

The future minimum rental commitments include the commitments in respect of lease contracts where the future lease commitments exceeds the future expected economic benefit that we expect to derive from the leased asset which has resulted in the recognition of an onerous lease accrual.

The total amount of future minimum sublease payments expected to be received at December 31, 2012 is $10.4 million (2011: $6.4 million).

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Capital Leases

There were no capital leases in place at December 31, 2012 or 2011. In 2010, the net book value of assets acquired under capital leases was $1.5 million, which included $71.8 million of accumulated depreciation. The depreciation expense related to assets under capital leases for 2011 and 2010 was $0.3 million and $1.4 million respectively.

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

33. Commitments and Contingencies

As of December 31, 2012, the directors had authorized capital commitments for the purchase of property, plant and equipment of $0.1 million (2011: $3.0 million).

At December 31, 2012, we had commitments to invest $2.0 million (2011: $2.6 million) in healthcare managed funds.

For information on lease commitments, refer to Note 32. For information on our contingent commitments as a result of our in-substance guarantee over Prothena’s commitments under its lease of the facilities at 650 Gateway Boulevard in South San Francisco, refer to Note 28. For litigation and administrative proceedings related to contingencies, refer to Note 34. For information on commitments in relation to our collaboration arrangements, where applicable, refer to Note 36.

34. Litigation

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

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

On September 24, 2009, we received a subpoena from the SEC’s New York Regional Office requesting records relating to an investigation captioned In the Matter of Elan Corporation, plc. The subpoena requested records and information relating to the July 31, 2008 announcement of the two Tysabri-related PML cases as well as records and information relating to the July 29, 2008 announcement at the International Conference of Alzheimer’s Disease concerning the Phase 2 trial data for bapineuzumab. In July 2011 and throughout 2012, we received supplemental requests for documents from the SEC and/or the U.S. Department of Justice (DOJ) related to this matter. We have provided the SEC and the DOJ with materials in connection with the investigation.

We and some of our officers and directors were named as defendants in five putative class action lawsuits filed in the U.S. District Court for the Southern District of New York in 2008. The cases were consolidated as In Re: Elan Corporation Securities Litigation. The plaintiffs’ Consolidated Amended Complaint was filed on August 17, 2009, and alleged claims under the U.S. federal securities laws and sought damages on behalf of all purchasers of our stock during periods ranging between May 21, 2007 and October 21, 2008. The complaints alleged that we issued false and misleading public statements concerning the safety and efficacy of bapineuzumab. On July 23, 2010, a securities case was filed in the U.S. District Court for the Southern District of New York. This case was accepted by the court as a “related case” to the existing 2008 matter. The 2010 case purported to be filed on behalf of all purchasers of Elan call options during the period from June 17, 2008 to July 29, 2008. On August 10, 2011, the court dismissed the class action lawsuits with prejudice. The “related case” plaintiffs appealed the dismissal to the U.S. Court of Appeals for the Second Circuit which dismissed the appeal on February 1, 2013.

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

35. Related Parties

Janssen AI

Janssen AI, a newly formed subsidiary of Johnson & Johnson, acquired substantially all of the assets and rights related to the AIP with Wyeth (which has been acquired by Pfizer) in September 2009. In consideration for the transfer of these assets and rights, we received a 49.9% equity interest in Janssen AI which was recorded as an equity method investment. For additional information relating to our equity method investment, refer to Note 9.

Following the divestment of the AIP business to Janssen AI in September 2009, we provided administrative, I.T., and R&D transition services to Janssen AI, and recorded fees of $3.7 million in 2010 related to these transition services. These activities ceased in December 2010, with the exception of I.T. related services which ceased in 2011. We received sublease rental income of $2.4 million in 2012 (2011: $2.2 million, 2010: $2.3 million) from Janssen AI in respect of agreements for office and laboratory space in South San Francisco and office space in Dublin. The total expense in 2012 relating to equity-settled share based awards held by former Elan employees that transferred to Janssen AI was $1.5 million (2011: $2.4 million; 2010: $0.4 million).

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Alkermes plc

In connection with the divestment of our EDT business on September 16, 2011, we received $500.0 million in cash consideration and 31.9 million ordinary shares of Alkermes plc, which represented approximately 25% of the equity of Alkermes plc at the close of the transaction. Our equity interest in Alkermes plc was recorded as an equity method investment on the Consolidated Balance Sheet at an initial carrying value of $528.6 million, based on the closing share price of $16.57 of Alkermes, Inc. shares on the date of the transaction.

On March 13, 2012, we announced that we had sold 24.15 million of the ordinary shares that we held in Alkermes plc for net proceeds of $380.9 million after deduction of underwriter and other fees. Following this sale, we continued to own 7.75 million ordinary shares of Alkermes plc, representing approximately 6% of the ordinary shares of Alkermes plc.

On January 31, 2013, we announced that we had agreed to sell all of our remaining 7.75 million ordinary shares of Alkermes plc. The sale closed on February 6, 2013 and we received proceeds of $169.7 million.

Following the divestment of the EDT business to Alkermes plc, we provided administrative and I.T. transition services to Alkermes plc, and recorded fees of $0.3 million in 2012 (2011: $1.1 million) related to these transition services. At December 31, 2012, there was no balance owing to us from Alkermes plc (2011: $1.9 million).

Prothena Corporation, plc

On December 20, 2012, we completed the separation of the Prothena Business, into a new, publicly traded company incorporated in Ireland. The issued share capital of Prothena was admitted to trading on the NASDAQ Global Market on December 21, 2012. The separation of the Prothena Business from Elan was completed through a demerger under Irish law. The demerger was effected by Elan transferring our wholly-owned subsidiaries that comprised the Prothena Business to Prothena, in exchange for Prothena issuing Prothena ordinary shares directly to Elan shareholders, on a pro rata basis. Prothena’s issuance of its outstanding shares constituted a deemed in specie distribution by Elan to its shareholders. Each Elan shareholder received one Prothena ordinary share for every 41 Elan ordinary shares or Elan ADSs held.

Immediately following the separation of the Prothena Business, a wholly owned subsidiary of Elan subscribed for 3.2 million newly-issued ordinary shares of Prothena, representing 18% of the outstanding ordinary shares of Prothena. This investment has been recorded as an available-for-sale investment on the Consolidated Balance Sheet at an initial fair value of $22.9 million. In connection with the separation of the Prothena Business, we made a cash distribution Prothena, which together with the consideration for 18% of Prothena’s outstanding ordinary shares, totaled $125.0 million. See Note 17 for further details of the available for sale investment.

On December 20, 2012, we entered into a Transition Services Agreement for a period of six months post separation and in no event later than December 31, 2013, with Prothena pursuant to which Prothena and we will provide each other with specified services, including Chemistry Manufacturing and Controls (CMC)/quality assurance, information services, IT services, facilities services, company secretarial services, finance services, legal services, compliance services and human relations services. We also entered a Research and Development Services Agreement with Prothena under which Prothena will provide certain research and development services to Elan for a minimum of two years and for a minimum fixed charge of $0.5 million per annum.

We did not earn or incur any fees related to the Transition Services Agreement or the Research and Development Services Agreement during 2012.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Transactions with Directors

Except as set out below, there are no service contracts in existence between any of the directors and Elan:

Non-Executive Directors’ Terms of Appointment

Period	Three-year term which can be extended by mutual consent, contingent on satisfactory performance and re-election at the Annual General Meeting (AGM).

Termination	By the director or the Company at each party’s discretion without compensation.

Fees	Board Membership Fees
	Chairman’s Fee	$150,000	(1)
	Director’s Fee	$55,000	(2)

	Additional Board/Committee Fees
	Lead Independent Director’s Fee	$20,000
	Audit Committee Chairman’s Fee	$25,000	(3)
	Audit Committee Member’s Fee	$15,000
	Other Committee Chairman’s Fee	$20,000	(3)
	Other Committee Member’s Fee	$12,500

Equity	Non-executive directors are entitled to be considered for an annual equity award, based on the recommendation of the LDCC and supported by the advice of the LDCC’s compensation consultants. Such equity awards are normally granted in February of each year and are currently made in the form of RSUs. The awards to be made in February 2013 will have the following grant date fair values:

	Chairman	$400,000	(1)
	Other non-executive directors	$200,000	(2)

Expenses	Reimbursement of travel and other expenses reasonably incurred in the performance of their duties.

Time commitment	Five scheduled in-person board meetings, the AGM and relevant committee meetings depending upon board/committee requirements and general corporate activity.

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

(1)

The chairman’s compensation for 2013 consists of a fee of $150,000 (2012: $150,000) and RSUs with a grant date fair value of $400,000 (2012:$400,000), amounting to a total value of $550,000 in 2013 (2012: $550,000). The chairman does not receive additional compensation for sitting on board committees.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(2)

Non-executive directors can elect to receive their fee payments in the form of RSUs, which will vest on the earlier of 90 days after their retirement from the Board or 10 years. In 2012, Dr. Ekman (retired December 7, 2012), Mr. McGowan, Mr. McLaughlin and Dr. von Eschenbach elected to receive all or part of their fee payments in the form of RSUs.

(3)	Inclusive of committee membership fee.

Mr. Martin

On January 7, 2003, we and Elan Pharmaceuticals, Inc. (EPI) entered into an agreement with Mr. Martin such that Mr. Martin was appointed president and CEO effective February 3, 2003.

Effective December 7, 2005, we and EPI entered into a new employment agreement with Mr. Martin, under which Mr. Martin continued to serve as our CEO with an initial base annual salary of $798,000. Under the 2003 agreement, Mr. Martin was eligible to participate in our annual bonus plan, performance-based stock awards and merit award plans. Under the new agreement, Mr. Martin was granted an option to purchase 750,000 Ordinary Shares with an exercise price per share of $12.03, vesting in three equal annual instalments (the 2005 Options). Mr. Martin’s employment agreement was amended on December 19, 2008 to comply with the requirements of Section 409A of the IRC.

On June 2, 2010, Elan and Mr. Martin agreed to amend his 2005 employment contract from an open-ended agreement to a fixed term agreement. Under this 2010 agreement, Mr. Martin committed to remain in his current role as CEO and director of the Company through to May 1, 2012. It was agreed that upon the completion of this fixed term Mr. Martin would then serve the board as executive adviser through to January 31, 2013. Under this amendment, Mr. Martin’s base salary was increased from $800,000 to $1,000,000 per year effective June 1, 2010, and when Mr. Martin moved to the role of executive adviser, his base salary was to be reduced to $750,000 per year, he would not be eligible for a bonus and he would resign from the board. However, as 2012 represented a significant transformational period for the Company, it was decided by the board that the Company and our shareholders would be best served by Mr. Martin continuing his leadership through this critical period and strategic inflection point. To that end, the board requested that Mr. Martin extend his tenure as the Elan CEO creating continuity and an opportunity to achieve further clarity for Elan’s strategic and financial path forward. Mr. Martin agreed to this request and the extension.

Effective April 30, 2012, we, EPI and Mr. Martin amended and restated Mr. Martin’s employment agreement. Under the amended and restated agreement, Mr. Martin’s term as CEO was extended indefinitely while his base salary remained at $1,000,000 per year, the vesting of his equity awards that were granted in February 2012 was accelerated to October 2012, the vesting of any equity awards granted in 2013 would receive partial acceleration upon termination of Mr. Martin’s employment, and Mr. Martin was awarded an option to purchase 486,000 shares (subsequently adjusted to 501,754 shares on December 20, 2012, in connection with the separation and distribution of the Prothena Business. Refer to Note 30 for additional information on the December 20, 2012, equity adjustments), with an exercise price per share of $13.79 (subsequently adjusted to $13.36 on December 20, 2012), and an RSU grant covering 81,000 shares (subsequently adjusted to 83,626 shares on December 20, 2012). The equity awards granted in April 2012 vest over a two year period.

In general, the amended and restated agreement, continues until Mr. Martin resigns, is involuntarily terminated, is terminated for cause or dies, or is disabled. Subject to certain conditions, if Mr. Martin’s employment is involuntarily terminated (other than for cause, death or disability), Mr. Martin leaves for good reason or Mr. Martin resigns on or after April 2, 2013, we will pay Mr. Martin a lump sum equal to two (three, in the event of a change in control) times his salary and target bonus. Similarly, most options will be exercisable until the earlier of (i) two years from the date of termination or (ii) tenth anniversary of the date of grant, or in the event of a change in control, the earlier of (i) three years from the date of termination or (ii) the tenth anniversary of the date of grant of the stock option.

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

Mr. McLaughlin

In 2012, 2011 and 2010, Davy, an Irish based stock broking, wealth management and financial advisory firm, of which Mr. McLaughlin is deputy chairman, provided advisory services to the company. The total invoiced value of these services in 2012 was $1.3 million (2011: $0.2 million, 2010: $0.3 million), of which $1.1 million related to services rendered in relation to the offering of the 6.25% Notes.

In November 2011, the Company engaged an adult son of Mr. McLaughlin as a consultant in relation to the Company’s investor relations programs for a fixed period. The amount invoiced for these services in 2012 was €70,800 (2011: €11,800). Mr. McLaughlin’s son was not an executive officer of Elan and did not have a key strategic role within Elan. The consultancy arrangement terminated on June 30, 2012.

Dr. Selkoe

In July 2009, EPI entered into a consultancy agreement with Dr. Selkoe under which Dr. Selkoe agreed to provide consultant services with respect to the treatment and/or prevention of neurodegenerative and autoimmune diseases. Under the agreement we paid Dr. Selkoe a fee of $12,500 per quarter. The agreement was effective for three years unless terminated by either party upon 30 days written notice and superseded all prior consulting agreements between Dr. Selkoe and Elan. In July 2012, EPI and Dr. Selkoe agreed an amendment to the 2009 agreement which extended the term of the agreement to July 1, 2015 and increased the fee payable to $18,000 per quarter. Under the consultancy agreements, Dr. Selkoe received $61,000 in 2012 (2011: $50,000; 2010: $50,000).

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

Arrangements with Former Directors

Dr. Ekman

Effective December 31, 2007, Dr. Lars Ekman resigned from his operational role as president of R&D and continued to serve as a member of the board of directors of Elan in a non-executive capacity. Dr. Ekman retired from the board on December 7, 2012 in contemplation of his appointment as chairman of Prothena Corporation plc.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As part of Dr. Ekman’s retirement from executive duties, we agreed to make payments if we achieve certain milestones in respect of our Alzheimer’s disease program. To date none of the required milestones have been triggered and no payments have been made.

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

Dr. Bloom

On July 17, 2009, EPI entered into a consultancy agreement with Dr. Bloom under which Dr. Bloom agreed to provide consultant services to Elan with respect to the treatment and/or prevention of neurodegenerative diseases and to act as an advisor to the science and technology committee (the “2009 Agreement”). Effective July 17, 2011, the 2009 Agreement was extended for a further year (“the Amended Agreement”) and under which we would pay Dr. Bloom a fee of $12,500 per quarter. Effective July 17, 2012, Dr. Bloom’s Amended Agreement was renewed for a further 12 month period. As with its predecessor, this agreement can be terminated by either party upon 30 days written notice. Under the consultancy agreements, Dr. Bloom received $50,000 in 2012 (2011: $44,674).

Mr. Hasler

Effective October 1, 2012, Elan Pharmaceuticals GmbH entered into an employment agreement with Mr. Hasler under which Mr. Hasler was appointed our chief operating officer with an initial base annual salary of 600,000 CHF. Mr. Hasler is eligible to participate in our annual bonus plan. Mr. Hasler was awarded an option to purchase 375,000 shares vesting in three annual instalments. Mr. Hasler resigned from the board in October 2012 in connection with his appointment as chief operating officer.

External Appointments and Retention of Fees

The Company recognizes that executive directors (and senior management) may be invited to take up non-executive directorships, public sector and/or not-for-profit appointments, and that these can broaden the experience and knowledge of the individual, from which the Company can benefit. Executive directors (and senior management) may, subject to approval, accept external appointments as non-executive directors of other companies and retain any related fees paid to them.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

36. Development and Marketing Collaboration Agreements

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

In June 2006, the FDA approved the reintroduction of Tysabri for the treatment of relapsing forms of MS. Approval for the marketing of Tysabri in the European Union was also received in June 2006 and has subsequently been received in a number of other countries. The distribution of Tysabri in both the United States and the European Union commenced in July 2006. Global in-market net sales of Tysabri in 2012 were $1,631.1 million (2011: $1,510.6 million; 2010: $1,230.0 million), consisting of $886.0 million (2011: $746.5 million; 2010: $593.2 million) in the U.S. market and $745.1 million (2011: $764.1 million; 2010: $636.8 million) in the ROW.

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

On February 6, 2013, we announced that we have entered into an asset purchase agreement with Biogen Idec to transfer to Biogen Idec all Tysabri IP and other assets related to Tysabri. As a result of this transaction, Biogen Idec will have sole authority over and exclusive worldwide rights to the development, manufacturing and commercialization of Tysabri. In accordance with the terms of the transaction, upon consummation of the transaction, the existing collaboration arrangements with Biogen Idec will be terminated and Biogen Idec will pay to us an upfront payment of $3.25 billion and continuing royalties on Tysabri in-market sales. We will earn a royalty of 12% of global net sales of Tysabri during the first 12 months following the closing of the transaction. Thereafter, we will earn a royalty of 18% of global net sales up to $2.0 billion each year, and a 25% royalty on annual global net sales above $2.0 billion. The transaction is expected to close in the first half of 2013, subject to the satisfaction of certain conditions, including customary regulatory approvals.

Tysabri was developed in collaboration with Biogen Idec. Until the Tysabri Transaction closes, Tysabri continues to be marketed in collaboration with Biogen Idec and, subject to certain limitations imposed by the parties, we share with Biogen Idec most development and commercialization costs. Upon consummation of the Tysabri Transaction, Biogen Idec will be responsible for all development and commercialization costs. Biogen Idec is responsible for manufacturing the product. In the United States, we purchase Tysabri from Biogen Idec and are responsible for distribution. Consequently, we record as revenue the net sales of Tysabri in the U.S. market. We purchase product from Biogen Idec as required at a price, which includes the cost of manufacturing, plus Biogen Idec’s gross profit on Tysabri and this cost, together with royalties payable to other third parties, is included in cost of sales.

In the ROW markets, Biogen Idec is responsible for distribution and we record as revenue our share of the profit or loss on ROW sales of Tysabri, plus our directly incurred expenses on these sales. In 2012, we recorded ROW revenue of $316.6 million (2011: $317.6 million; 2010: $258.3 million).

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

If the Tysabri Transaction is not consummated, the Collaboration Agreement will expire in November 2019, but may be extended by mutual agreement of the parties. If the agreement is not extended, then each of Biogen Idec and Elan has the option to buy the other party’s rights to Tysabri upon expiration of the term. Each party has a similar option to buy the other party’s rights to Tysabri if the other party undergoes a change of control (as defined in the Collaboration Agreement); however in some circumstances this option will terminate if the Tysabri Transaction fails to complete. In addition, each of Biogen Idec and Elan can terminate the agreement for convenience or material breach by the other party, in which case, among other things, certain licenses, regulatory approvals and other rights related to the manufacture, sale and development of Tysabri are required to be transferred to the party that is not terminating for convenience or is not in material breach of the agreement.

For additional information relating to Tysabri, refer to Note 12.

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

Under the terms of the transaction, Johnson & Johnson provided an initial $500.0 million of funding to Janssen AI for the development and commercialization of the AIP and Elan has a 49.9% shareholding in Janssen AI. The AIP is a collaboration between Janssen AI and Pfizer, which control all operational aspects of the AIP, including bapineuzumab. Through its shareholding in Janssen AI, Elan has an approximate 25.0% economic interest in the AIP, together with certain royalty rights on any future commercialization of the AIP. Any required additional expenditures in respect of Janssen AI’s obligations under the AIP collaboration in excess of the initial $500.0 million funded by Johnson & Johnson will be required to be funded by Johnson & Johnson and Elan in proportion to their respective shareholdings in Janssen AI, up to a maximum additional funding commitment of $400.0 million in total. During 2012, we provided $76.9 million of our proportionate funding commitment and in January 2013, we provided an additional $29.9 million of our funding commitment. Following the provision of this funding in January 2013, our remaining funding commitment to Janssen AI is $93.2 million. In the event that the AIP collaboration requires expenditures in excess of the additional $400.0 million pro rata commitment, the funding for such expenditures will be on terms determined by the board of directors of Janssen AI, with Johnson & Johnson and Elan each having a right of first refusal to provide such funding. If we fail to provide our share of the $400.0 million commitment or any additional funding that is required for the development of the AIP, and if Johnson & Johnson elects to fund such an amount, our interest in Janssen AI could, at the option of Johnson & Johnson, be commensurately reduced.

On August 6, 2012, Johnson & Johnson issued a press release announcing that Janssen AI and Pfizer had determined to discontinue the development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease based on the co-primary clinical endpoints not being met in the Janssen AI-led Phase 3 clinical studies (Study 301 and 302). We subsequently recorded a non-cash impairment charge of $117.3 million on our equity method investment in Janssen AI, representing the full initial estimated value of our 49.9% share of the Janssen AI AIP assets.

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

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In December 2010, we modified our Collaboration Agreement with Transition and, in connection with this modification, Transition elected to exercise its opt-out right under the original agreement. Under this amendment, we paid Transition $9.0 million in 2010 and Transition received a further $11.0 million payment upon our commencement of an ELND005 Phase 2 clinical trial in 2012. Transition will no longer be eligible to receive a $25.0 million milestone that would have been due upon the commencement of a Phase 3 trial for ELND005 under the terms of the original agreement.

As a consequence of Transition’s decision to exercise its opt-out right, it no longer funds the development or commercialization of ELND005 and has relinquished its 30% ownership of ELND005 to us. Consistent with the terms of the original agreement, following its opt-out decision, Transition will be entitled to receive milestone payments of up to $93.0 million, along with tiered royalty payments ranging in percentage from a high single digit to the mid teens (subject to offsets) based on net sales of ELND005 should the drug receive the necessary regulatory approvals for commercialization. The term of the Collaboration Agreement runs until we are no longer developing or commercializing ELND005. We may terminate the Collaboration Agreement upon not less than 90 days notice to Transition and either party may terminate the Collaboration Agreement for material breach or because of insolvency of the other party.

In 2012, we initiated two Phase 2 clinical trials of ELND005. The first Phase 2 clinical trial is a safety and efficacy study of ELND005 as an adjunctive treatment of Bipolar Disease (Study BPD201) and the second Phase 2 trial studies ELND005 for the treatment of agitation/aggression in patients with moderate to severe Alzheimer’s disease (Study AG201).

37. Supplemental Guarantor Information

As part of the offering and sale of the 6.25% Notes, Elan Corporation, plc and certain of its subsidiaries have guaranteed these notes.

Each subsidiary that has guaranteed our 6.25% Notes will be released from its guarantee in the event:

•	there is a legal defeasance of the 6.25% Notes;

•	there is a sale or other disposition of the shares or assets of the subsidiary if, after such sale or disposition, the subsidiary is no longer “restricted” for debt covenant purposes; or

•	the subsidiary is designated as “unrestricted” for debt covenant purposes;

provided that any transaction is carried out in accordance with the provisions of the indenture governing the 6.25% Notes.

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

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Statements of Operations

For the Year Ended December 31, 2012

				Non-
	Elan	Parent	Guarantor	Guarantor	Elimination	Discontinued
	Finance plc	Company	Subsidiaries	Subsidiaries	Adjustments	Operations	Consolidated
	(In millions)
Continuing Operations
Revenue	$—	$—	$2,247.6	$0.7	$(1,045.5)	$(1,202.6)	$0.2
Cost of sales	—	—	1,406.0	—	(750.3)	(655.5)	0.2

Gross margin	—	—	841.6	0.7	(295.2)	(547.1)	—
Operating expenses:
Selling, general and administrative expenses	—	51.6	226.7	6.2	(55.7)	(115.2)	113.6
Research and development expenses	—	—	402.8	25.0	(239.5)	(93.3)	95.0
Other net charges/(gains)	—	—	172.8	0.3	—	(4.2)	168.9
Net loss on divestment of business	—	17.1	0.8	—	—	(17.9)	—

Total operating expenses	—	68.7	803.1	31.5	(295.2)	(230.6)	377.5

Operating (loss)/income	—	(68.7)	38.5	(30.8)	—	(316.5)	(377.5)

Share of net losses of subsidiaries	—	(304.0)	—	—	304.0	—	—
Net interest and investment (gains)/losses	(0.7)	—	366.4	10.5	—	(20.5)	355.7

Income/(loss) before provision for income taxes	0.7	(372.7)	(327.9)	(41.3)	304.0	(296.0)	(733.2)
Provision for/(benefit from) income taxes	0.2	—	(300.0)	—	—	(60.7)	(360.5)

Net income/(loss) from continuing operations	$0.5	$(372.7)	$(27.9)	$(41.3)	$304.0	$(235.3)	$(372.7)

Discontinued Operations
Net income from discontinued operations (net of tax)	—	235.3	—	—	(235.3)	235.3	235.3

Net income/(loss) for the year	$0.5	$(137.4)	$(27.9)	$(41.3)	$68.7	$—	$(137.4)

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Statements of Operations

For the Year Ended December 31, 2011

				Non-
	Elan	Parent	Guarantor	Guarantor	Elimination	Discontinued
	Finance plc	Company	Subsidiaries	Subsidiaries	Adjustments	Operations	Consolidated
	(In millions)
Continuing Operations
Revenue	$—	$—	$2,083.4	$—	$(837.4)	$(1,242.0)	$4.0
Cost of sales	—	—	1,277.8	—	(638.1)	(638.9)	0.8

Gross margin	—	—	805.6	—	(199.3)	(603.1)	3.2
Operating expenses:
Selling, general and administrative expenses	—	43.5	235.3	5.1	(55.2)	(121.5)	107.2
Research and development expenses	—	—	352.6	22.8	(142.9)	(125.7)	106.8
Net gain on divestment of businesses	—	—	(585.9)	(67.0)	—	652.9	—
Other net (gains)/charges	—	—	(41.0)	—	(1.2)	66.5	24.3

Total operating expenses	—	43.5	(39.0)	(39.1)	(199.3)	472.2	238.3

Operating (loss)/income	—	(43.5)	844.6	39.1	—	(1,075.3)	(235.1)

Share of net gains/(losses) of subsidiaries	—	(410.0)	—	—	410.0	—	—
Net interest and investment losses/(gains)	0.1	—	243.0	(11.0)	—	(1.7)	230.4

(Loss)/income before provision for income taxes	(0.1)	(453.5)	601.6	50.1	410.0	(1,073.6)	(465.5)
(Benefit from)/provision for income taxes	(0.1)	—	47.7	—	—	(59.6)	(12.0)

Net income/(loss) from continuing operations	$—	$(453.5)	$553.9	$50.1	$410.0	$(1,014.0)	$(453.5)

Discontinued Operations
Net income from discontinued operations (net of tax)	—	1,014.0	—	—	(1,014.0)	1,014.0	1,014.0

Net income/(loss) for the year	$—	$560.5	$553.9	$50.1	$(604.0)	$—	$560.5

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Statements of Operations

For the Year Ended December 31, 2010

				Non-
	Elan	Parent	Guarantor	Guarantor	Elimination	Discontinued
	Finance plc	Company	Subsidiaries	Subsidiaries	Adjustments	Operations	Consolidated
	(In millions)
Continuing Operations
Revenue	$—	$—	$1,891.8	$—	$(722.1)	$(1,125.6)	$44.1
Cost of sales	—	—	1,071.6	—	(488.3)	(571.1)	12.2

Gross margin	—	—	820.2	—	(233.8)	(554.5)	31.9
Operating expenses:
Selling, general and administrative expenses	—	62.8	239.8	5.2	(53.1)	(130.5)	124.2
Research and development expenses	—	—	429.8	9.1	(180.2)	(130.2)	128.5
Settlement reserve charge	—	—	206.3	—	—	—	206.3
Net gain on divestment of businesses	—	—	(1.0)	—	—	—	(1.0)
Other net charges/(gains)	—	0.9	56.4	(0.5)	(0.5)	(3.5)	52.8

Total operating expenses	—	63.7	931.3	13.8	(233.8)	(264.2)	510.8

Operating (loss)/income	—	(63.7)	(111.1)	(13.8)	—	(290.3)	(478.9)

Share of net gains/(losses) of subsidiaries	—	(497.6)	—	—	497.6	—	—
Net interest and investment (gains)/losses	(1.2)	—	141.0	(5.8)	—	0.6	134.6

Income/(loss) before provision for income taxes	1.2	(561.3)	(252.1)	(8.0)	497.6	(290.9)	(613.5)
Provision for/(benefit from) income taxes	0.3	—	1.8	—	—	(54.3)	(52.2)

Net income/(loss) from continuing operations	$0.9	$(561.3)	$(253.9)	$(8.0)	$497.6	$(236.6)	$(561.3)

Discontinued Operations
Net income from discontinued operations (net of tax)	—	236.6	—	—	(236.6)	236.6	236.6

Net income/(loss) for the year	$0.9	$(324.7)	$(253.9)	$(8.0)	$261.0	$—	$(324.7)

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Balance Sheets

For the Year Ended December 31, 2012

				Non-
	Elan	Parent	Guarantor	Guarantor	Elimination
	Finance plc	Company	Subsidiaries	Subsidiaries	Adjustments	Consolidated
	(In millions)
ASSETS
Current Assets:
Cash and cash equivalents	$2.7	$0.1	$412.3	$16.2	$—	$431.3
Restricted cash — current	—	—	2.6	—	—	2.6
Accounts receivable, net	—	—	193.5	—	—	193.5
Assets held for sale	—	—	113.8	—	106.3	220.1
Investment securities — current	—	—	1.1	166.8	—	167.9
Inventory	—	—	25.1	—	(25.1)	—
Intercompany receivables	5.3	2,979.0	4,308.2	638.7	(7,931.2)	—
Deferred tax assets — current	0.2	—	380.7	—	—	380.9
Prepaid and other current assets	—	—	13.2	—	—	13.2

Total current assets	8.2	2,979.1	5,450.5	821.7	(7,850.0)	1,409.5
Property, plant and equipment, net	—	—	12.7	—	—	12.7
Goodwill and other intangible assets, net	—	—	3.0	—	96.0	99.0
Equity method investment	—	—	—	14.0	—	14.0
Investment securities — non-current	—	—	8.6	—	—	8.6
Investments in subsidiaries	—	—	12,545.2	—	(12,545.2)	—
Restricted cash — non-current	—	—	13.7	—	—	13.7
Intercompany receivables	588.0	—	7,241.9	1.1	(7,831.0)	—
Deferred tax assets — non-current	0.3	—	64.3	—	—	64.6
Other assets	11.8	—	6.3	—	—	18.1

Total assets	$608.3	$2,979.1	$25,346.2	$836.8	$(28,130.2)	$1,640.2

LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIT)
Current Liabilities:
Accounts payable	$—	$—	$45.6	$—	$—	$45.6
Accrued and other current liabilities	9.6	0.1	302.7	0.1	1.6	314.1
Intercompany payables	0.1	2,147.2	6,268.0	160.5	(8,575.8)	—

Total current liabilities	9.7	2,147.3	6,616.3	160.6	(8,574.2)	359.7
Long term debts	600.0	—	—	—	—	600.0
Intercompany payables	—	174.5	11,834.8	—	(12,009.3)	—
Other liabilities	—	39.1	23.2	—	—	62.3

Total liabilities	609.7	2,360.9	18,474.3	160.6	(20,583.5)	1,022.0
Shareholders’ equity/(deficit)	(1.4)	618.2	6,871.9	676.2	(7,546.7)	618.2

Total liabilities and shareholders’ equity/(deficit)	$608.3	$2,979.1	$25,346.2	$836.8	$(28,130.2)	$1,640.2

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Balance Sheets

For the Year Ended December 31, 2011

				Non-
	Elan	Parent	Guarantor	Guarantor	Elimination
	Finance plc	Company	Subsidiaries	Subsidiaries	Adjustments	Consolidated
	(In millions)
ASSETS
Current Assets:
Cash and cash equivalents	$1.8	$0.8	$265.7	$3.4	$—	$271.7
Restricted cash — current	—	—	2.6	—	—	2.6
Accounts receivable, net	—	—	167.7	—	—	167.7
Investment securities — current	—	—	0.3	—	—	0.3
Inventory	—	—	42.2	—	(18.4)	23.8
Intercompany receivables	22.8	2,964.0	3,646.3	140.3	(6,773.4)	—
Deferred tax assets — current	0.1	—	26.1	—	—	26.2
Prepaid and other current assets	—	—	25.7	—	—	25.7

Total current assets	24.7	2,964.8	4,176.6	143.7	(6,791.8)	518.0
Property, plant and equipment, net	—	—	83.2	—	—	83.2
Goodwill and other intangible assets, net	—	—	107.0	—	202.9	309.9
Equity method investment	—	—	130.6	545.2	—	675.8
Investment securities — non-current	—	—	9.8	—	—	9.8
Investments in subsidiaries	—	—	12,545.6	—	(12,545.6)	—
Restricted cash — non-current	—	—	13.7	—	—	13.7
Intercompany receivables	588.4	—	7,021.6	1.1	(7,611.1)	—
Deferred tax assets — non-current	0.6	—	123.5	—	(5.2)	118.9
Other assets	11.1	—	13.3	—	0.1	24.5

Total assets	$624.8	$2,964.8	$24,224.9	$690.0	$(26,750.7)	$1,753.8

LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIT)
Current Liabilities:
Accounts payable	$—	$—	$46.4	$—	$—	$46.4
Accrued and other current liabilities	11.4	0.1	210.6	—	7.8	229.9
Intercompany payables	0.2	1,975.4	5,446.6	5.7	(7,427.9)	—

Total current liabilities	11.6	1,975.5	5,703.6	5.7	(7,420.1)	276.3
Long term debts	615.0	—	—	—	—	615.0
Intercompany payables	—	175.3	11,614.9	—	(11,790.2)	—
Other liabilities	—	12.2	53.7	—	(5.2)	60.7

Total liabilities	626.6	2,163.0	17,372.2	5.7	(19,215.5)	952.0
Shareholders’ equity/(deficit)	(1.8)	801.8	6,852.7	684.3	(7,535.2)	801.8

Total liabilities and shareholders’ equity/(deficit)	$624.8	$2,964.8	$24,224.9	$690.0	$(26,750.7)	$1,753.8

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Statements of Cash Flows

For the Year Ended December 31, 2012

				Non-
	Elan	Parent	Guarantor	Guarantor	Elimination
	Finance plc	Company	Subsidiaries	Subsidiaries	Adjustments	Consolidated
	(In millions)
Cash flows from operating activities:
Net cash provided by/(used in) operating activities	$95.5	$(21.5)	$36.5	$(55.2)	$—	$55.3

Cash flows from investing activities:
Purchase of property, plant and equipment	—	—	(10.3)	—	—	(10.3)
Purchase of intangible assets	—	—	(1.8)	—	—	(1.8)
Purchase of investment securities	—	—	(0.7)	—	—	(0.7)
Funding of equity method investment in Janssen AI	—	—	(76.9)	—	—	(76.9)
Receipt of deferred consideration	—	—	12.0	—	—	12.0
Proceeds from sale of equity method investment	—	—	—	380.9	—	380.9

Net cash (used in)/provided by investing activities	—	—	(77.7)	380.9	—	303.2

Cash flows from financing activities:
Cash distribution to Prothena Corporation, plc	—	(99.0)	—	(26.0)	—	(125.0)
Proceeds from employee stock issuances	—	20.8	—	—	—	20.8
Repayment of loans	(682.5)	—	—	—	—	(682.5)
Net proceeds from debt issuances	587.9	—	—	—	—	587.9
Loans to group undertakings	—	99.0	187.9	(286.9)	—	—
Repayment of government grants	—	—	—	—	—	—

Net cash (used in)/provided by financing activities	(94.6)	20.8	187.9	(312.9)	—	(198.8)

Effect of exchange rate changes on cash	—	—	(0.1)	—	—	(0.1)

Net increase/(decrease) in cash and cash equivalents	0.9	(0.7)	146.6	12.8	—	159.6
Cash and cash equivalents at beginning of year	1.8	0.8	265.7	3.4	—	271.7

Cash and cash equivalents at end of year	$2.7	$0.1	$412.3	$16.2	$—	$431.3

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Statements of Cash Flows

For the Year Ended December 31, 2011

				Non-
	Elan	Parent	Guarantor	Guarantor	Elimination
	Finance plc	Company	Subsidiaries	Subsidiaries	Adjustments	Consolidated
	(In millions)
Cash flows from operating activities:
Net cash provided by/(used in) operating activities	$697.4	$(5.8)	$(826.2)	$14.4	$—	$(120.2)

Cash flows from investing activities:
Decrease in restricted cash	—	—	206.8	—	—	206.8
Proceeds from disposal of property, plant and equipment	—	—	1.3	—	—	1.3
Purchase of property, plant and equipment	—	—	(27.3)	—	—	(27.3)
Purchase of intangible assets	—	—	(2.5)	—	—	(2.5)
Purchase of equity method investment	—	—	—	(20.0)	—	(20.0)
Purchase of non-current investment securities	—	—	(0.6)	—	—	(0.6)
Sale of investment securities	—	—	2.8	—	—	2.8
Proceeds from business disposals	—	—	500.0	—	—	500.0

Net cash used in investing activities	—	—	680.5	(20.0)	—	660.5

Cash flows from financing activities:
Proceeds from employee stock issuances	—	6.3	—	—	—	6.3
Repayment of loans	(697.3)	—	—	—	—	(697.3)
Net proceeds from debt issuances	—	—	—	—	—	—
Loans to group undertakings	—	—	132.1	(132.1)	—	—
Repayment of government grants	—	—	—	—	—	—

Net cash provided by/(used in) financing activities	(697.3)	6.3	132.1	(132.1)	—	(691.0)

Effect of exchange rate changes on cash	—	—	(0.1)	—	—	(0.1)

Net increase/(decrease) in cash and cash equivalents	0.1	0.5	(13.7)	(137.7)	—	(150.8)
Cash and cash equivalents at beginning of year	1.7	0.3	279.4	141.1	—	422.5

Cash and cash equivalents at end of year	$1.8	$0.8	$265.7	$3.4	$—	$271.7

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Statements of Cash Flows

For the Year Ended December 31, 2010

				Non-
	Elan	Parent	Guarantor	Guarantor	Elimination
	Finance plc	Company	Subsidiaries	Subsidiaries	Adjustments	Consolidated
	(In millions)
Cash flows from operating activities:
Net cash provided by/(used in) operating activities	$259.8	$(5.0)	$(176.2)	$(10.4)	$—	$68.2

Cash flows from investing activities:
Decrease in restricted cash	—	—	(191.4)	—	—	(191.4)
Proceeds from disposal of property, plant and equipment	—	—	0.1	—	—	0.1
Purchase of property, plant and equipment	—	—	(40.9)	—	—	(40.9)
Purchase of intangible assets	—	—	(3.6)	—	—	(3.6)
Purchase of non-current investment securities	—	—	(0.9)	—	—	(0.9)
Sale of investment securities	—	—	16.4	—	—	16.4
Proceeds from business disposals	—	—	4.3	—	—	4.3

Net cash used in investing activities	—	—	(216.0)	—	—	(216.0)

Cash flows from financing activities:
Proceeds from employee stock issuances	—	1.8	—	—	—	1.8
Repayment of loans	(455.0)	—	—	—	—	(455.0)
Net proceeds from debt issuances	187.1	—	—	—	—	187.1
Intercompany investments/capital contributions	—	—	(0.9)	0.9	—	—
Loans to group undertakings	—	—	251.0	(251.0)	—	—
Repayment of government grants	—	—	—	—	—	—

Net cash provided by/(used in) financing activities	(267.9)	1.8	250.1	(250.1)	—	(266.1)

Effect of exchange rate changes on cash	—	—	(0.1)	—	—	(0.1)

Net increase/(decrease) in cash and cash equivalents	(8.1)	(3.2)	(142.2)	(260.5)	—	(414.0)
Cash and cash equivalents at beginning of year	9.8	3.5	421.6	401.6	—	836.5

Cash and cash equivalents at end of year	$1.7	$0.3	$279.4	$141.1	$—	$422.5

38. Subsequent Events

On February 6, 2013, we announced that we have entered into an asset purchase agreement with Biogen Idec to transfer to Biogen Idec all Tysabri IP and other assets related to Tysabri. As a result of this transaction, Biogen Idec will have sole authority over and exclusive worldwide rights to the development, manufacturing and commercialization of Tysabri. In accordance with the terms of the transaction, upon consummation of the transaction, the existing collaboration arrangements with Biogen Idec will be terminated and Biogen Idec will pay to us an upfront payment of $3.25 billion and continuing royalties on Tysabri in-market sales. We will earn a royalty of 12% of global net sales of Tysabri during the first 12 months following the closing of the transaction. Thereafter, we will earn a royalty of 18% of global net sales up to $2.0 billion each year, and a 25% royalty on annual global net sales above $2.0 billion. The transaction is expected to close in the first half of 2013, subject to the satisfaction of certain conditions, including customary regulatory approvals.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On January 31, 2013, we announced that we had agreed to sell all of our remaining 7.75 million ordinary shares of Alkermes plc. The sale closed on February 6, 2013 and we received proceeds of $169.7 million. We will recognize a realized gain on the disposal of the Alkermes plc available-for-sale investment of $43.2 million.

Item 19. Exhibits.

Exhibit Number	Description

1.1	Memorandum and Articles of Association of Elan Corporation, plc. (incorporated by reference to Exhibit 4.1 of Elan Corporation plc’s Registration Statement on Form S-8 (Registration No. 333-181973 filed with the Securities and Exchange Commission (Commission) on June 7, 2012).
2(a)(1)	Amended and Restated Deposit Agreement by and among Elan Corporation, plc, Citibank, N.A., as Depositary and the holders and beneficial owners of American Depositary Shares (incorporated by reference to Exhibit 4.2 to the Elan Corporation, plc Registration Statement on Form S-8 (registration No. 333-181971) filed with the Commission on June 7, 2012).
2(b)(1)	Registration Rights Agreement dated October 1, 2012 among Elan Finance Public Limited Company, Elan Finance Corp. Elan Corporation, plc. certain Subsidiary Guarantors and Morgan Stanley & Co. LLC (incorporated by reference to Exhibit 99.2 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on October 4, 2012).
2(c)(1)	Indenture dated as of October 1, 2012, among Elan Finance public limited company, Elan Finance Corp., Elan Corporation, plc, the Subsidiary Note Guarantors party thereto and BNY Mellon Corporate Trustee Services Limited, as Trustee and the Bank of New York Mellon, as Registrar and Paying Agent (incorporated by reference to Exhibit 99.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on October 4, 2012 Commission File No. 001-13896).
2(c)(2)	First Supplemental Indenture dated as of November 19, 2012, among Elan Finance public limited company, Elan Finance Corp., Elan Corporation, plc, Neotope Biosciences Limited, Onclave Therapeutics Limited, Prothena Biosciences Inc and each other Note Guarantor under the Indenture and The Bank of New York Mellon, as successor Trustee (incorporated by reference to Exhibit 99.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on November 27, 2012).
2(c)(3)	Second Supplemental Indenture dated as of January 11, 2013 among Elan Finance public limited company, Elan Finance Corp., Elan Corporation, plc, Elan Pharmaceuticals GmbH and each other Note Guarantor under the Indenture and The Bank of New York Mellon, as successor Trustee (incorporated by reference to Exhibit 99.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on January 11, 2013).
4(a)(1)	Antegren Development and Marketing Collaboration Agreement, dated as of August 15, 2000, by and between Biogen, Inc. and Elan Pharma International Limited (incorporated by reference to Exhibit 4(a)(1) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002 — confidential treatment has been granted for portions of this exhibit).
4(a)(2)	Asset Purchase Agreement, dated as of July 2, 2009, among Janssen Pharmaceutical, Juno Neurosciences, Elan Corporation, plc and the other Parties identified therein (incorporated by reference to Exhibit 4(a)(3) of Elan Corporation, plc’s Annual Report on Form 20-F for the year ended December 31, 2009).
4(a)(3)	Subscription and Transfer Agreement, dated as of July 2, 2009, among Elan Corporation, plc, Keavy Holdings plc and Janssen Pharmaceutical (incorporated by reference to Exhibit 4(a)(4) of Elan Corporation, plc’s Annual Report on Form 20-F for the year ended December 31, 2009).
4(a)(4)	Letter Agreement dated September 14, 2009 among Elan Corporation, plc, Athena Neurosciences, Inc., Crimagua Limited, Elan Pharmaceuticals, Inc., Elan Pharma International Limited, Keavy Finance plc, Janssen Pharmaceutical and Janssen Alzheimer Immunotherapy (incorporated by reference to Exhibit 4(a)(5) of Elan Corporation, plc’s Annual Report on Form 20-F for the year ended December 31, 2009).
4(a)(5)	Investment Agreement, dated as of September 17, 2009, between Elan Corporation, plc and Janssen Pharmaceutical (incorporated by reference to Exhibit 4(a)(6) of Elan Corporation, plc’s Annual Report on Form 20-F for the year ended December 31, 2009).
4(a)(6)	Shareholders’ Agreement, dated as of September 17, 2009 by and among Janssen Pharmaceutical, Janssen Alzheimer Immunotherapy (Holding) Limited, Latam Properties Holdings, JNJ Irish Investments ULC, Elan Corporation, plc, Crimagua Limited, Elan Pharma International Limited and Janssen Alzheimer Immunotherapy (incorporated by reference to Exhibit 4(a)(6) of Elan Corporation, plc’s Annual Report on Form 20-F for the year ended December 31, 2010).
4(a)(7)	Royalty Agreement dated as of September 17, 2009 among Janssen Alzheimer Immunotherapy, Janssen Alzheimer Immunotherapy (Holding) Limited and Elan Pharma International Limited (incorporated by reference to Exhibit 4(a)(8) of Elan Corporation, plc’s Annual Report on Form 20-F for the year ended December 31, 2009).
4(a)(8)	Corporate Integrity Agreement between the Office of Inspector General of the Department of Health and Human Services and Elan Corporation, plc (incorporated by reference to Exhibit 4(a)(8) of Elan Corporation, plc’s Annual Report on Form 20-F for the year ended December 31, 2010).
4(a)(9)	Plea Agreement, dated December 8, 2010, between the United States Attorney for the District of Massachusetts, the United States Department of Justice and Elan Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on February 28, 2011).

Exhibit Number	Description

4(a)(10)	Settlement Agreement, effective December 15, 2010, among the United States of America, acting through the United States Department of Justice and on behalf of the Office of Inspector General of the Department of Health and Human Services, the TRICARE Management Activity, and the United States Office of Personnel Management; Elan Corporation, plc; and Lee R. Chartock, M.D. (incorporated by reference to Exhibit 10.2 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on February 28, 2011).
4(a)(11)	Business Combination Agreement And Plan Of Merger, dated as of May 9, 2011, by and among Elan Corporation, plc, Antler Science Two Limited, Elan Science Four Limited, EDT Pharma Holdings Limited, EDT US Holdco Inc., Antler Acquisition Corp. and Alkermes, Inc. (incorporated by reference to Exhibit 2.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on May 9, 2011).
4(a)(12)	Shareholder’s Agreement, dated as of September 16, 2011, by and among Alkermes, plc, Elan Corporation, plc, and Elan Science Three Limited (incorporated by reference to Exhibit 4(a)(12) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, as amended).
4(b)(1)	Lease dated as of June 1, 2007 between Chamberlin Associates 180 Oyster Point Blvd., LLC and Elan Pharmaceuticals, Inc. (incorporated by reference to Exhibit 4(b)(1) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007).
4(b)(2)	Lease dated as of December 17, 2007 between Chamberlin Associates 200 Oyster Point, L.P. and Elan Pharmaceuticals, Inc. (incorporated by reference to Exhibit 4(b)(2) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007).
4(b)(3)	Lease dated September 1, 2004 among Ambiorix Limited, Elan Management Limited and Elan Corporation, plc.
4(b)(4)	Lease dated April 30, 2008 among Ambiorix Limited, Elan Management Limited and Elan Corporation, plc.
4(b)(5)	Lease Agreement made as of May 16, 2012 between ARE-TECH Square and Elan Pharmaceuticals, Inc., as amended by First Amendment to lease dated November 21, 2012.
4(c)(1)	Elan Corporation, plc 1999 Stock Option Plan (2001 Amendment) (incorporated by reference to Exhibit 4(c)(1) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).
4(c)(2)	Elan Corporation, plc 1998 Long-Term Incentive Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(2) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).
4(c)(3)	Elan Corporation, plc 1996 Long-Term Incentive Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(3) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).
4(c)(4)	Elan Corporation, plc 1996 Consultant Option Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(4) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).
4(c)(5)	Elan Corporation, plc Employee Equity Purchase Plan, (2012 Restatement) (incorporated by reference to Exhibit 4.4 of Elan Corporation, plc’s Registration Statement on Form S-8 (Registration No. 333-181971 filed with the Commission on June 7, 2012).
4(c)(6)	Elan Corporation, plc 2004 Restricted Stock Unit Plan (incorporated by reference to Exhibit 4(c)(8) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005).
4(c)(7)	Letter Agreement, dated as of June 8, 2009, among Elan Corporation, plc, Jack W. Schuler, Vaughn D. Bryson and Crabtree Partners L.C.C. (incorporated by reference to Exhibit 10.3 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on September 29, 2009).
4(c)(8)	Consulting Agreement, dated as of July 1, 2009, between Dr. Dennis J. Selkoe and Elan Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.4 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on September 29, 2009).
4(c)(9)	Consulting Agreement Amendment No. 1 between Dr. Dennis J. Selkoe and Elan Pharmaceuticals, Inc. made as of July 1, 2012 (incorporated by reference to Exhibit 10.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on July 5, 2012).
4(c)(10)	2012 Amended and Restated Employment Agreement, dated as of April 30, 2012, among Elan Pharmaceuticals, Inc., Elan Corporation, plc and G. Kelly Martin. (incorporated by reference to Exhibit 99.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on May 1, 2012).
4(c)(11)	July 18, 2007 Letter Agreement between Dr. Lars Ekman and Elan Pharmaceuticals, Inc. (incorporated by reference to Exhibit 4(c)(12) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007).
4(c)(12)	Elan Corporation, plc Cash Bonus Plan effective January 1, 2006, and revised as of January 1, 2009. (incorporated by reference to Exhibit 4(c)(13) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008).
4(c)(13)	Elan Corporation, plc Profit Sharing Scheme 2006 (incorporated by reference to Exhibit 4(c)(16) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005).

Exhibit Number	Description
4(c)(14)	Elan Corporation, plc 2006 Long Term Incentive Plan (2009 Amendment and Restatement). (incorporated by reference to Exhibit 4(c)(15) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008).
4(c)(15)	Elan Corporation, plc 2012 Long Term Incentive Plan (incorporated by reference to Exhibit 4.4 of Elan Corporation, plc’s Registration Statement on Form S-8 (Registration No. 333-181973 filed with the Commission on June 7, 2012).
4(c)(16)	Letter Agreement dated as of September 16, 2011 between Elan Corporation, plc and Shane Cooke (incorporated by reference to Exhibit 2.3 of the Report of Foreign Issuer of Elan Corporation, plc filed with the Commission on September 16, 2011).
4(c)(17)	Form of Deed of Indemnity between Elan Corporation, plc and directors and certain officers of Elan Corporation, plc (incorporated by reference to Exhibit 99.2 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on November 15, 2006).
4(c)(18)	Elan U.S. Severance Plan, amended and restated effective as of April 1, 2011 (incorporated by reference to Exhibit 99.1 of the Report of Foreign Issuer of Elan Corporation, plc filed with the Commission on April 19, 2011).
4(c)(19)	Form of Memo Agreement dated May 17, 2007 amending certain outstanding grant agreements for restricted stock units and stock option agreements held by senior officers who are members of the Operating Committee of Elan Corporation, plc. (incorporated by reference to Exhibit 4(c)(19) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007).
4(c)(20)	Form of Restricted Stock Unit Agreement under the Elan Corporation, plc 2006 Long Term Incentive Plan (2009 Amendment and Restatement) for certain senior officers who are members of the Operating Committee of Elan Corporation, plc. (incorporated by reference to Exhibit 4(c)(20) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008).
4(c)(21)	Form of Nonstatutory Stock Option Agreement under the Elan Corporation, plc 2006 Long Term Incentive Plan (2009 Amendment and Restatement) for certain senior officers who are members of the Operating Committee of Elan Corporation, plc. (incorporated by reference to Exhibit 4(c)(21) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008).
4(c)(22)	Form of Nonstatutory Stock Option Agreement under the Elan Corporation, plc 2006 Long Term Incentive Plan (2009 Amendment and Restatement) for new members of the Board of Directors of Elan Corporation, plc. (incorporated by reference to Exhibit 4(c)(22) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008).
4(c)(23)	Form of Nonstatutory Stock Option Agreement under the Elan Corporation, plc 2006 Long Term Incentive Plan (2009 Amendment and Restatement) for members of the Board of Directors of Elan Corporation, plc. (incorporated by reference to Exhibit 4(c)(23) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008).
4(c)(24)	Form of Restricted Stock Unit Agreement under the Elan Corporation, plc 2006 Long Term Incentive Plan (2009 Amendment and Restatement) for non-executive members of the Board of Directors of Elan Corporation, plc. (incorporated by reference to Exhibit 4(c)(24) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008).
4(c)(25)	Letter Agreement dated as of March 10, 2011 between Elan Pharmaceuticals, Inc. and Dr. Carlos Paya (incorporated by reference to Exhibit 10.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on March 15, 2011).
4(c)(26)	Memorandum of Understanding dated 17 September 2010 among Elan Corporation, plc, Jack Schuler and Vaughn Bryson (incorporated by reference to Exhibit 4(c)(27) of Elan Corporation plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010).
4(c)(27)	Binding Fee Letter Dated 17 September 2010 among Elan Corporation, plc, Jack Schuler and Vaughn Bryson (incorporated by reference to Exhibit 4(c)(28) of Elan Corporation plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010).

Exhibit Number	Description
4(c)(28)	Amendment 2011-1 to Elan U.S. Severance Plan effective as of July 14, 2011 (Incorporated by reference to Exhibit 4(c)(27) of Elan Corporation’s Annual Report on Form 20-F for the year ended December 31, 2011, as amended).
4(c)(29)	Chairman’s Letter of Appointment dated February 9, 2011 (incorporated by reference to Exhibit 99.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on February 10, 2011).
4(c)(30)	Employment Agreement between Hans Peter Hasler and Elan Pharmaceuticals GmbH effective as of October 1, 2012 (incorporated by reference to Exhibit 99.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on October 19, 2012).
4(c)(31)	Asset Purchase Agreement, dated as of February 5, 2013, by and among Elan Pharma International Limited, Elan Pharmaceuticals, Inc. and Biogen Idec International Holding Ltd (confidential treatment has been requested for portions of this exhibit).
8.1	Subsidiaries of Elan Corporation, plc.
12.1	Certification of G. Kelly Martin pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Nigel Clerkin pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of G. Kelly Martin pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Nigel Clerkin pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Independent Registered Public Accounting Firm, KPMG.
101	XBRL (Extensible Business Reporting Language) The following materials from Elan’s Annual Report on Form 20-F for the fiscal year-ended December 31, 2012, formatted in XBRL: (i) Consolidated Statements of Operations, (ii) Consolidated Balance Sheets, (iii) Statements of Consolidated Comprehensive Income, (iv) Consolidated Statements of Shareholders’ Equity (v) Consolidated Statements of Cash Flows, (vi) Notes to the Consolidated Financial Statements, and (vii) Schedule II — Valuation and Qualifying Accounts and Reserves.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Elan Corporation, plc

/s/ NIGEL CLERKIN
Nigel Clerkin
Executive Vice President and Chief Financial Officer

Date: February 12, 2013

Schedule II

Valuation and Qualifying Accounts and Reserves

Years ended December 31, 2012, 2011 and 2010

Description	Balance at Beginning of Year	Additions(1)	Deductions(2)	Balance at End of Year
	(In millions)
Allowance for doubtful accounts:
Year ended December 31, 2012	$—	$—	$—	$—
Year ended December 31, 2011	$0.4	$—	$(0.4)	$—
Year ended December 31, 2010	$0.4	$0.4	$(0.4)	$0.4
Sales returns and allowances, discounts, chargebacks and rebates:(3)
Year ended December 31, 2012	$45.5	$265.9	$(260.9)	$50.5
Year ended December 31, 2011	$37.9	$188.8	$(181.2)	$45.5
Year ended December 31, 2010	$26.5	$127.5	$(116.1)	$37.9

(1)	Additions to allowance for doubtful accounts are recorded as an expense.
(2)	Represents amounts written off or returned against the allowance or reserves, or returned against earnings. Deductions to sales discounts and allowances relate to sales returns and payments.
(3)	Additions to sales discounts and allowances are recorded as a reduction of revenue.