Form 20-F/A
period 2012-12-31
ELAN CORP PLC
filed 2013-06-28
CIK 737572

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

Dublin 2, Ireland

011-353-1-709-4000

liam.daniel@elan.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
American Depositary Shares (ADSs), representing Ordinary Shares, Par value €0.05 each (Ordinary Shares)	New York Stock Exchange
Ordinary Shares	New York Stock Exchange

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

This Amendment No. 1 to Form 20-F (this “Amendment”) for the fiscal year ended December 31, 2012, originally filed on February 12, 2013 (the “Form 20-F”) of Elan Corporation, plc is being filed solely to amend Item 18 of the Form 20-F. Item 18 has been amended to:

•

Restate the Consolidated Balance Sheet and the Consolidated Statement of Changes in Shareholders’ Equity as of, and for the year ended, December 31, 2012 to reverse an entry reducing additional paid-in capital (“APIC”) by $6,199.9 million with a corresponding offset to the accumulated deficit of the Company.

In accordance with the provisions of Irish Company Law, we initiated formal court proceedings during 2012 to reduce our share capital by cancelling some of our share premium account (which does not constitute distributable reserves under Irish Company Law), with a corresponding reduction in and elimination of our retained loss (accumulated deficit) to create distributable reserves. On July 19, 2012, we obtained Irish High Court approval to reduce the share premium account (APIC) of the Company by $6,199.9 million and use these reserves to offset the accumulated deficit of the Company, with the balance to be treated as retained earnings which shall be available for distribution. Accordingly, in the Form 20-F filed on February 12, 2013, we presented this reduction in share premium (APIC) with the corresponding offset to accumulated deficit to reflect the components of equity in accordance with Irish Company Law. Because a reduction in accumulated deficit mandated through formal court proceedings is not recognized under U.S. GAAP, in this Amendment, we have reversed the entry by increasing APIC and reducing accumulated surplus by $6,199.9 million within shareholders’ equity on the Consolidated Balance Sheet as of December 31, 2012.

No financial periods prior to 2012 were impacted. The impact of reversing the reduction in the share premium account (APIC) of the Company by $6,199.9 million with a corresponding offset to the accumulated deficit of the Company does not have any impact on the Consolidated Statement of Operations or the Consolidated Statement of Cash Flows of the Company for the year ended December 31, 2012. In addition, the reversal has no impact on the Company’s International Financial Reporting Standards accounting treatment for the transaction or on the legally available distributable reserves of the Company under Irish Company Law. Additional information has been provided in Note 26 to the Consolidated Financial Statements on the distributable reserves of the Parent Company under Irish Company Law.

•	Provide additional detail on the accounting policy for Research and Development in Note 2 to the Consolidated Financial Statements;

•	Provide additional information in Note 11 to the Consolidated Financial Statements on recognition of deferred interest as a deferred tax asset; and

•

Amend the presentation of discontinued operations in Note 37 to the Consolidated Financial Statements and provide additional information on restricted transactions of Elan Corporation, plc and its subsidiaries, as guarantors.

This Amendment also contains new certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, which are attached hereto as Exhibits 12.1, 12.2, 13.1 and 13.2.

All other Items of the Form 20-F are unaffected by the changes described above and have been omitted from this Amendment. This Amendment continues to speak as of the date of the original filing of the Form 20-F and except for the changes noted above, does not purport to amend, update or restate (other than as described above) the information contained in the Form 20-F filed on February 12, 2013, or reflect any events that have occurred after the Form 20-F was filed. This Amendment should be read in conjunction with the Company’s SEC filings made subsequent to the filing of the 2012 Form 20-F.

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

Elan Corporation, plc

Consolidated Balance Sheets

As of December 31, 2012 and 2011

	Notes	2012 (restated)	2011
	(In millions, except shares and par values)
ASSETS
Current Assets:
Cash and cash equivalents		$431.3	$271.7
Restricted cash and cash equivalents — current	14	2.6	2.6
Assets held for sale	15	220.1	—
Accounts receivable	16	193.5	167.7
Investment securities — current	17	167.9	0.3
Inventory	18	—	23.8
Deferred tax assets — current	11	380.9	26.2
Prepaid and other current assets	19	13.2	25.7

Total current assets		1,409.5	518.0
Property, plant and equipment, net	20	12.7	83.2
Goodwill and other intangible assets, net	21	99.0	309.9
Equity method investments	9	14.0	675.8
Investment securities — non-current	17	8.6	9.8
Restricted cash and cash equivalents — non-current	14	13.7	13.7
Deferred tax assets — non-current	11	64.6	118.9
Other assets	22	18.1	24.5

Total assets		$1,640.2	$1,753.8

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable		$45.6	$46.4
Accrued and other current liabilities	23	314.1	229.9

Total current liabilities		359.7	276.3
Long-term debt	24	600.0	615.0
Other liabilities	23	62.3	60.7

Total liabilities		1,022.0	952.0

Shareholders’ Equity:
Ordinary Shares, €0.05 par value, 810,000,000 shares authorized 594,949,536 and 589,346,275 shares issued and outstanding at December 31, 2012 and 2011, respectively	25	36.5	36.2
Executive Shares, €1.25 par value, 1,000 shares authorized, no shares issued or outstanding at December 31, 2012 and 1,000 shares issued and outstanding at December 31, 2011	25	—	—
“B” Executive Shares, €0.05 par value, 25,000 shares authorized, no shares issued or outstanding at December 31, 2012 and 21,375 shares issued and outstanding at December 31, 2011	25	—	—
Additional paid-in capital	26	6,552.3	6,485.9
Accumulated deficit	26	(5,926.0)	(5,682.9)
Accumulated other comprehensive loss	27	(44.6)	(37.4)

Shareholders’ equity		618.2	801.8

Total liabilities and shareholders’ equity		$1,640.2	$1,753.8

The accompanying notes are an integral part of these Consolidated Financial Statements.

Elan Corporation, plc

Consolidated Statements of Changes In Shareholders’ Equity

For the Years Ended December 31, 2012, 2011 and 2010

	Number of Shares	Share Capital	Additional Paid-in Capital (APIC) (restated)	Accumulated Surplus/ (Deficit) (restated)	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
	(In millions)
Balance at December 31, 2009	583.9	$35.8	$6,413.2	$(5,918.7)	$(36.1)	$494.2
Total comprehensive loss	—	—	—	(324.7)	(7.0)	(331.7)
Net tax shortfalls related to equity awards	—	—	(1.2)	—	—	(1.2)
Stock issued, net of issuance costs	1.3	0.1	1.7	—	—	1.8
Share-based compensation	—	—	31.2	—	—	31.2

Balance at December 31, 2010	585.2	35.9	6,444.9	(6,243.4)	(43.1)	194.3
Total comprehensive income	—	—	—	560.5	5.7	566.2
Stock issued, net of issuance costs	4.1	0.3	6.0	—	—	6.3
Share-based compensation	—	—	35.0	—	—	35.0

Balance at December 31, 2011	589.3	36.2	6,485.9	(5,682.9)	(37.4)	801.8
Total comprehensive loss	—	—	—	(137.4)	(7.2)	(144.6)
Distribution in specie	—	—	—	(105.7)	—	(105.7)
Stock issued, net of issuance costs	5.6	0.3	20.5	—	—	20.8
Share-based compensation	—	—	45.9	—	—	45.9

Balance at December 31, 2012	594.9	$36.5	$6,552.3	$(5,926.0)	$(44.6)	$618.2

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

(b) Restatement

In this Form 20-F/A, we have restated the Consolidated Balance Sheet as of December 31, 2012 and the Consolidated Statement of Changes in Shareholders’ Equity for the year ended December 31, 2012 to reverse an entry reducing additional paid-in capital, (“APIC”) by $6,199.9 million with a corresponding offset to the accumulated deficit of the Company.

This entry was posted following the initiation of formal court proceedings by the Company during 2012 to create income available for distribution during 2012. On July 19, 2012, we obtained Irish High Court approval to reduce the share premium account (APIC) of the Company by $6,199.9 million and use these reserves to offset the accumulated deficit of the Company, with the balance to be treated as income which shall be available for distribution. Accordingly, we initially presented this reduction in share premium (APIC) with the corresponding offset to accumulated deficit in our 2012 Consolidated Financial Statements to reflect the components of equity in accordance with Irish Company Law. As a reduction in accumulated deficit mandated through formal court proceedings is not recognized under U.S. GAAP, we have reversed the entry by increasing APIC and reducing the accumulated surplus by $6,199.9 million within shareholders’ equity on the Consolidated Balance Sheet as of December 31, 2012.

No financial periods prior to 2012 were impacted. The impact of reversing the reduction in the share premium account (APIC) of the Company by $6,199.9 million with a corresponding offset to the accumulated deficit of the Company does not have any impact on the Consolidated Statement of Operations or the Consolidated Statement of Cash Flows of the Company for the year ended December 31, 2012, nor does it impact the legally available distributable reserves of the Company under Irish Company Law.

(c) Use of estimates

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

(l) Equity method investments

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

(o) Discontinued operations and assets held for sale

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

(p) Revenue

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

(q) Sales discounts and allowances

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

(r) Advertising expenses

We expense the costs of advertising as incurred. Advertising expenses were $Nil in 2012 (2011: $0.6 million; 2010: $0.7 million).

(s) Research and development

R&D costs are expensed as incurred. Acquired in-process research and development (IPR&D) purchased from others for a specific research and development project with no alternative future uses is expensed as incurred. Costs to acquire IPR&D purchased from others for use in research and development activities which has alternative future uses, and the fair value of IPR&D acquired through a business combination, are capitalized as indefinite-lived intangible assets until the completion or abandonment of the related research and development activity. IPR&D capitalized as an intangible asset is not amortized but is tested for impairment annually or when events or circumstances indicate that the fair value may be below the carrying value of the asset. If and when development is complete, which generally occurs when regulatory approval to market a product is obtained, the associated asset is deemed finite-lived and amortized on a straight-line basis over the estimated useful life of the asset. The method of amortization chosen best reflects the manner in which individual intangible assets are consumed.

(t) Income Taxes

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

(u) Accumulated other comprehensive income/(loss)

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

(v) Foreign operations

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

(w) Share-based compensation

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

(x) Pensions and other employee benefit plans

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

(y) Contingencies

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

(z) Non-cash distribution to shareholders

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

(aa) Recent accounting pronouncements

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

The deferred interest DTA of $263.0 million (2011: $236.4 million) includes $255.8 million (2011: $231.3 million) related to Ireland and $7.2 million (2011: $5.1 million) related to the U.S.

The Irish deferred interest represents accrued but unpaid interest incurred on group financing facilities. Under Irish tax law, the interest is deductible for tax only when paid. Accordingly, the DTA represents the potential future tax benefit of the deferred interest expense once it has been paid.

The U.S. deferred interest reflects excess group interest expense carry-forwards that were not deductible for tax when paid due to “thin capital” restrictions under Section 163(j) of the Internal Revenue Code which can be carried forward for use against future U.S. profits. Accordingly, the DTA represents the potential future tax benefit of the excess group interest expense carry-forwards when utilized.

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

26. Additional Paid In Capital

In accordance with the provisions of Irish Company Law, we took steps to reduce our share capital by cancelling some of our share premium account (which does not constitute distributable reserves under Irish Company Law), with a corresponding reduction in and elimination of our retained loss (accumulated deficit) to create distributable reserves. At our Annual General Meeting on May 24, 2012, the shareholders resolved, subject to the approval of the High Court of Ireland, to reduce the share premium account (APIC) of the Company by cancelling some or all of the Company’s share premium account (the final amount to be determined by the Directors). The Directors subsequently resolved to reduce the share premium account of the Company by $6,199.9 million and use these reserves to offset the accumulated deficit of the Company, with the balance to be treated as retained earnings which shall be available for distribution. On July 19, 2012, the Irish High Court approved the Directors’ resolution and this order was registered with the Irish Companies Registration Office on July 23, 2012. The reduction in share premium (APIC) and corresponding offset against the accumulated deficit has not been presented in the Company’s Consolidated Financial Statements as of and for the year ended December 31, 2012, because a reduction in accumulated deficit mandated through formal court proceeding is not recognized under U.S. GAAP. The distributable reserves of the Parent Company at December 31, 2012 were $1,757.4 million (2011: $Nil). In accordance with Irish Company law, the determination of whether the Elan group can make a distribution to shareholders is based on the distributable reserves of the Parent Company and not the consolidated accumulated reserves of the Group.

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

37. Supplemental Guarantor Information

Elan Finance, plc and Elan Finance Corp., as Issuers of the 6.25% Notes and all of the subsidiary guarantors are 100% owned subsidiaries of Elan Corporation, plc. As part of the offering and sale of the 6.25% Notes, Elan Corporation, plc and certain of its subsidiaries have guaranteed these notes.

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

In accordance with the Indenture dated as of October 1, 2012, all guarantees provided by each subsidiary guarantor are full and unconditional, and joint and several in nature.

There are no significant restrictions on the ability of the parent company (Elan Corporation, plc) or any guarantor subsidiary to obtain funds from its subsidiaries by dividend or loan. There are certain restrictions imposed on the ability of the Company, to enter into any transactions or series of related transactions with our non guarantor subsidiaries. Elan Corporation, plc and the guarantor subsidiaries are not permitted to directly or indirectly enter into any transaction or series of related transactions for the benefit of any of its non guarantors unless:

•	the transaction is deemed to be on an arm’s length basis;

•

in the event that a transaction is on an arm’s length basis and involves payments, transfers of property or services with a fair market value in excess of $5 million, the terms of the transaction must be approved by the Board of Directors of Elan Corporation, plc;

•

in the event that a transaction is on an arm’s length basis and involves payments, transfers of property or services with a fair market value in excess of $15 million, the terms of the transaction must be approved by the Board of Directors of Elan Corporation, plc and an opinion obtained from an independent Financial Advisor that the transaction is fair from a financial and commercial point of view to the parent company and its guarantor subsidiaries.

Presented below is condensed consolidating information for Elan Finance plc, the issuer of the debt, Elan Corporation, plc, the parent guarantor of the debt, the guarantor subsidiaries of Elan Corporation, plc, and the non-guarantor subsidiaries of Elan Corporation, plc.

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Statements of Operations

For the Year Ended December 31, 2012

				Non-
	Elan	Parent	Guarantor	Guarantor	Elimination
	Finance plc	Company	Subsidiaries	Subsidiaries	Adjustments	Consolidated
	(In millions)
Continuing Operations
Revenue	$—	$—	$1,045.0	$0.7	$(1,045.5)	$0.2
Cost of sales	—	—	750.5	—	(750.3)	0.2

Gross margin	—	—	294.5	0.7	(295.2)	—
Operating expenses:
Selling, general and administrative expenses	—	51.6	111.5	6.2	(55.7)	113.6
Research and development expenses	—	—	309.5	25.0	(239.5)	95.0
Other net charges/(gains)	—	—	168.6	0.3	—	168.9
Net loss on divestment of business	—	17.1	(17.1)	—	—	—

Total operating expenses	—	68.7	572.5	31.5	(295.2)	377.5

Operating (loss)/income	—	(68.7)	(278.0)	(30.8)	—	(377.5)

Share of net losses of subsidiaries	—	(304.0)	—	—	304.0	—
Net interest and investment (gains)/losses	(0.7)	—	345.9	10.5	—	355.7

Income/(loss) before provision for income taxes	0.7	(372.7)	(623.9)	(41.3)	304.0	(733.2)
Provision for/(benefit from) income taxes	0.2	—	(360.7)	—	—	(360.5)

Net income/(loss) from continuing operations	$0.5	$(372.7)	$(263.2)	$(41.3)	$304.0	$(372.7)

Discontinued Operations
Net income from discontinued operations (net of tax)	—	—	235.3	—	—	235.3
Share of net income from discontinued operations (net of tax)	—	235.3	—	—	(235.3)	—

Net income/(loss) for the year	$0.5	$(137.4)	$(27.9)	$(41.3)	$68.7	$(137.4)

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Statements of Operations

For the Year Ended December 31, 2011

				Non-
	Elan	Parent	Guarantor	Guarantor	Elimination
	Finance plc	Company	Subsidiaries	Subsidiaries	Adjustments	Consolidated
	(In millions)
Continuing Operations
Revenue	$—	$—	$841.4	$—	$(837.4)	$4.0
Cost of sales	—	—	638.9	—	(638.1)	0.8

Gross margin	—	—	202.5	—	(199.3)	3.2
Operating expenses:
Selling, general and administrative expenses	—	43.5	113.8	5.1	(55.2)	107.2
Research and development expenses	—	—	226.9	22.8	(142.9)	106.8
Net gain on divestment of businesses	—	—	67.0	(67.0)	—	—
Other net (gains)/charges	—	—	25.5	—	(1.2)	24.3

Total operating expenses	—	43.5	433.2	(39.1)	(199.3)	238.3

Operating (loss)/income	—	(43.5)	(230.7)	39.1	—	(235.1)

Share of net gains/(losses) of subsidiaries	—	(410.0)	—	—	410.0	—
Net interest and investment losses/(gains)	0.1	—	241.3	(11.0)	—	230.4

(Loss)/income before provision for income taxes	(0.1)	(453.5)	(472.0)	50.1	410.0	(465.5)
(Benefit from)/provision for income taxes	(0.1)	—	(11.9)	—	—	(12.0)

Net income/(loss) from continuing operations	$—	$(453.5)	$(460.1)	$50.1	$410.0	$(453.5)

Discontinued Operations
Net income from discontinued operations (net of tax)	—	—	1,014.0	—	—	1,014.0
Share of net income from discontinued operations (net of tax)	—	1,014.0	—	—	(1,014.0)	—

Net income/(loss) for the year	$—	$560.5	$553.9	$50.1	$(604.0)	$560.5

Elan Corporation, plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Statements of Operations

For the Year Ended December 31, 2010

				Non-
	Elan	Parent	Guarantor	Guarantor	Elimination
	Finance plc	Company	Subsidiaries	Subsidiaries	Adjustments	Consolidated
	(In millions)
Continuing Operations
Revenue	$—	$—	$766.2	$—	$(722.1)	$44.1
Cost of sales	—	—	500.5	—	(488.3)	12.2

Gross margin	—	—	265.7	—	(233.8)	31.9
Operating expenses:
Selling, general and administrative expenses	—	62.8	109.3	5.2	(53.1)	124.2
Research and development expenses	—	—	299.6	9.1	(180.2)	128.5
Settlement reserve charge	—	—	206.3	—	—	206.3
Net gain on divestment of businesses	—	—	(1.0)	—	—	(1.0)
Other net charges/(gains)	—	0.9	52.9	(0.5)	(0.5)	52.8

Total operating expenses	—	63.7	667.1	13.8	(233.8)	510.8

Operating (loss)/income	—	(63.7)	(401.4)	(13.8)	—	(478.9)

Share of net gains/(losses) of subsidiaries	—	(497.6)	—	—	497.6	—
Net interest and investment (gains)/losses	(1.2)	—	141.6	(5.8)	—	134.6

Income/(loss) before provision for income taxes	1.2	(561.3)	(543.0)	(8.0)	497.6	(613.5)
Provision for/(benefit from) income taxes	0.3	—	(52.5)	—	—	(52.2)

Net income/(loss) from continuing operations	$0.9	$(561.3)	$(490.5)	$(8.0)	$497.6	$(561.3)

Discontinued Operations
Net income from discontinued operations (net of tax)	—	—	236.6	—	—	236.6
Shares of net income from discontinued operations (net of tax)	—	236.6	—	—	(236.6)	—

Net income/(loss) for the year	$0.9	$(324.7)	$(253.9)	$(8.0)	$261.0	$(324.7)

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

Item 19. Exhibits.

Exhibit Number	Description

1.1	Memorandum and Articles of Association of Elan Corporation, plc. (incorporated by reference to Exhibit 4.1 of Elan Corporation plc’s Registration Statement on Form S-8 (Registration No. 333-181973 filed with the Securities and Exchange Commission (Commission) on June 7, 2012).
2(a)(1)	Amended and Restated Deposit Agreement by and among Elan Corporation, plc, Citibank, N.A., as Depositary and the holders and beneficial owners of American Depositary Shares (incorporated by reference to Exhibit 4.2 to the Elan Corporation, plc Registration Statement on Form S-8 (registration No. 333-181971) filed with the Commission on June 7, 2012).
2(b)(1)	Registration Rights Agreement dated October 1, 2012 among Elan Finance Public Limited Company, Elan Finance Corp. Elan Corporation, plc. certain Subsidiary Guarantors and Morgan Stanley & Co. LLC (incorporated by reference to Exhibit 99.2 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on October 4, 2012).
2(c)(1)	Indenture dated as of October 1, 2012, among Elan Finance public limited company, Elan Finance Corp., Elan Corporation, plc, the Subsidiary Note Guarantors party thereto and BNY Mellon Corporate Trustee Services Limited, as Trustee and the Bank of New York Mellon, as Registrar and Paying Agent (incorporated by reference to Exhibit 99.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on October 4, 2012 Commission File No. 001-13896).
2(c)(2)	First Supplemental Indenture dated as of November 19, 2012, among Elan Finance public limited company, Elan Finance Corp., Elan Corporation, plc, Neotope Biosciences Limited, Onclave Therapeutics Limited, Prothena Biosciences Inc and each other Note Guarantor under the Indenture and The Bank of New York Mellon, as successor Trustee (incorporated by reference to Exhibit 99.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on November 27, 2012).
2(c)(3)	Second Supplemental Indenture dated as of January 11, 2013 among Elan Finance public limited company, Elan Finance Corp., Elan Corporation, plc, Elan Pharmaceuticals GmbH and each other Note Guarantor under the Indenture and The Bank of New York Mellon, as successor Trustee (incorporated by reference to Exhibit 99.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on January 11, 2013).
4(a)(1)	Antegren Development and Marketing Collaboration Agreement, dated as of August 15, 2000, by and between Biogen, Inc. and Elan Pharma International Limited (incorporated by reference to Exhibit 4(a)(1) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002 — confidential treatment has been granted for portions of this exhibit).
4(a)(2)	Asset Purchase Agreement, dated as of July 2, 2009, among Janssen Pharmaceutical, Juno Neurosciences, Elan Corporation, plc and the other Parties identified therein (incorporated by reference to Exhibit 4(a)(3) of Elan Corporation, plc’s Annual Report on Form 20-F for the year ended December 31, 2009).
4(a)(3)	Subscription and Transfer Agreement, dated as of July 2, 2009, among Elan Corporation, plc, Keavy Holdings plc and Janssen Pharmaceutical (incorporated by reference to Exhibit 4(a)(4) of Elan Corporation, plc’s Annual Report on Form 20-F for the year ended December 31, 2009).
4(a)(4)	Letter Agreement dated September 14, 2009 among Elan Corporation, plc, Athena Neurosciences, Inc., Crimagua Limited, Elan Pharmaceuticals, Inc., Elan Pharma International Limited, Keavy Finance plc, Janssen Pharmaceutical and Janssen Alzheimer Immunotherapy (incorporated by reference to Exhibit 4(a)(5) of Elan Corporation, plc’s Annual Report on Form 20-F for the year ended December 31, 2009).
4(a)(5)	Investment Agreement, dated as of September 17, 2009, between Elan Corporation, plc and Janssen Pharmaceutical (incorporated by reference to Exhibit 4(a)(6) of Elan Corporation, plc’s Annual Report on Form 20-F for the year ended December 31, 2009).
4(a)(6)	Shareholders’ Agreement, dated as of September 17, 2009 by and among Janssen Pharmaceutical, Janssen Alzheimer Immunotherapy (Holding) Limited, Latam Properties Holdings, JNJ Irish Investments ULC, Elan Corporation, plc, Crimagua Limited, Elan Pharma International Limited and Janssen Alzheimer Immunotherapy (incorporated by reference to Exhibit 4(a)(6) of Elan Corporation, plc’s Annual Report on Form 20-F for the year ended December 31, 2010).
4(a)(7)	Royalty Agreement dated as of September 17, 2009 among Janssen Alzheimer Immunotherapy, Janssen Alzheimer Immunotherapy (Holding) Limited and Elan Pharma International Limited (incorporated by reference to Exhibit 4(a)(8) of Elan Corporation, plc’s Annual Report on Form 20-F for the year ended December 31, 2009).
4(a)(8)	Corporate Integrity Agreement between the Office of Inspector General of the Department of Health and Human Services and Elan Corporation, plc (incorporated by reference to Exhibit 4(a)(8) of Elan Corporation, plc’s Annual Report on Form 20-F for the year ended December 31, 2010).
4(a)(9)	Plea Agreement, dated December 8, 2010, between the United States Attorney for the District of Massachusetts, the United States Department of Justice and Elan Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on February 28, 2011).

Exhibit Number	Description

4(a)(10)	Settlement Agreement, effective December 15, 2010, among the United States of America, acting through the United States Department of Justice and on behalf of the Office of Inspector General of the Department of Health and Human Services, the TRICARE Management Activity, and the United States Office of Personnel Management; Elan Corporation, plc; and Lee R. Chartock, M.D. (incorporated by reference to Exhibit 10.2 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on February 28, 2011).
4(a)(11)	Business Combination Agreement And Plan Of Merger, dated as of May 9, 2011, by and among Elan Corporation, plc, Antler Science Two Limited, Elan Science Four Limited, EDT Pharma Holdings Limited, EDT US Holdco Inc., Antler Acquisition Corp. and Alkermes, Inc. (incorporated by reference to Exhibit 2.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on May 9, 2011).
4(a)(12)	Shareholder’s Agreement, dated as of September 16, 2011, by and among Alkermes, plc, Elan Corporation, plc, and Elan Science Three Limited (incorporated by reference to Exhibit 4(a)(12) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, as amended).
4(b)(1)	Lease dated as of June 1, 2007 between Chamberlin Associates 180 Oyster Point Blvd., LLC and Elan Pharmaceuticals, Inc. (incorporated by reference to Exhibit 4(b)(1) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007).
4(b)(2)	Lease dated as of December 17, 2007 between Chamberlin Associates 200 Oyster Point, L.P. and Elan Pharmaceuticals, Inc. (incorporated by reference to Exhibit 4(b)(2) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007).
4(b)(3)	Lease dated September 1, 2004 among Ambiorix Limited, Elan Management Limited and Elan Corporation, plc. (incorporated by reference to Exhibit 4(b)(3) of Elan Corporation plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012).
4(b)(4)	Lease dated April 30, 2008 among Ambiorix Limited, Elan Management Limited and Elan Corporation, plc, (incorporated by reference to Exhibit 4(b)(4) of Elan Corporation plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012).
4(b)(5)	Lease Agreement made as of May 16, 2012 between ARE-TECH Square and Elan Pharmaceuticals, Inc., as amended by First Amendment to lease dated November 21, 2012, (incorporated by reference to Exhibit 4(b)(5) of Elan Corporation plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012).
4(c)(1)	Elan Corporation, plc 1999 Stock Option Plan (2001 Amendment) (incorporated by reference to Exhibit 4(c)(1) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).
4(c)(2)	Elan Corporation, plc 1998 Long-Term Incentive Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(2) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).
4(c)(3)	Elan Corporation, plc 1996 Long-Term Incentive Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(3) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).
4(c)(4)	Elan Corporation, plc 1996 Consultant Option Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(4) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).
4(c)(5)	Elan Corporation, plc Employee Equity Purchase Plan, (2012 Restatement) (incorporated by reference to Exhibit 4.4 of Elan Corporation, plc’s Registration Statement on Form S-8 (Registration No. 333-181971 filed with the Commission on June 7, 2012).
4(c)(6)	Elan Corporation, plc 2004 Restricted Stock Unit Plan (incorporated by reference to Exhibit 4(c)(8) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005).
4(c)(7)	Letter Agreement, dated as of June 8, 2009, among Elan Corporation, plc, Jack W. Schuler, Vaughn D. Bryson and Crabtree Partners L.C.C. (incorporated by reference to Exhibit 10.3 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on September 29, 2009).
4(c)(8)	Consulting Agreement, dated as of July 1, 2009, between Dr. Dennis J. Selkoe and Elan Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.4 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on September 29, 2009).
4(c)(9)	Consulting Agreement Amendment No. 1 between Dr. Dennis J. Selkoe and Elan Pharmaceuticals, Inc. made as of July 1, 2012 (incorporated by reference to Exhibit 10.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on July 5, 2012).
4(c)(10)	2012 Amended and Restated Employment Agreement, dated as of April 30, 2012, among Elan Pharmaceuticals, Inc., Elan Corporation, plc and G. Kelly Martin. (incorporated by reference to Exhibit 99.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on May 1, 2012).
4(c)(11)	July 18, 2007 Letter Agreement between Dr. Lars Ekman and Elan Pharmaceuticals, Inc. (incorporated by reference to Exhibit 4(c)(12) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007).
4(c)(12)	Elan Corporation, plc Cash Bonus Plan effective January 1, 2006, and revised as of January 1, 2009. (incorporated by reference to Exhibit 4(c)(13) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008).
4(c)(13)	Elan Corporation, plc Profit Sharing Scheme 2006 (incorporated by reference to Exhibit 4(c)(16) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005).

Exhibit Number	Description
4(c)(14)	Elan Corporation, plc 2006 Long Term Incentive Plan (2009 Amendment and Restatement). (incorporated by reference to Exhibit 4(c)(15) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008).
4(c)(15)	Elan Corporation, plc 2012 Long Term Incentive Plan (incorporated by reference to Exhibit 4.4 of Elan Corporation, plc’s Registration Statement on Form S-8 (Registration No. 333-181973 filed with the Commission on June 7, 2012).
4(c)(16)	Letter Agreement dated as of September 16, 2011 between Elan Corporation, plc and Shane Cooke (incorporated by reference to Exhibit 2.3 of the Report of Foreign Issuer of Elan Corporation, plc filed with the Commission on September 16, 2011).
4(c)(17)	Form of Deed of Indemnity between Elan Corporation, plc and directors and certain officers of Elan Corporation, plc (incorporated by reference to Exhibit 99.2 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on November 15, 2006).
4(c)(18)	Elan U.S. Severance Plan, amended and restated effective as of April 1, 2011 (incorporated by reference to Exhibit 99.1 of the Report of Foreign Issuer of Elan Corporation, plc filed with the Commission on April 19, 2011).
4(c)(19)	Form of Memo Agreement dated May 17, 2007 amending certain outstanding grant agreements for restricted stock units and stock option agreements held by senior officers who are members of the Operating Committee of Elan Corporation, plc. (incorporated by reference to Exhibit 4(c)(19) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007).
4(c)(20)	Form of Restricted Stock Unit Agreement under the Elan Corporation, plc 2006 Long Term Incentive Plan (2009 Amendment and Restatement) for certain senior officers who are members of the Operating Committee of Elan Corporation, plc. (incorporated by reference to Exhibit 4(c)(20) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008).
4(c)(21)	Form of Nonstatutory Stock Option Agreement under the Elan Corporation, plc 2006 Long Term Incentive Plan (2009 Amendment and Restatement) for certain senior officers who are members of the Operating Committee of Elan Corporation, plc. (incorporated by reference to Exhibit 4(c)(21) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008).
4(c)(22)	Form of Nonstatutory Stock Option Agreement under the Elan Corporation, plc 2006 Long Term Incentive Plan (2009 Amendment and Restatement) for new members of the Board of Directors of Elan Corporation, plc. (incorporated by reference to Exhibit 4(c)(22) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008).
4(c)(23)	Form of Nonstatutory Stock Option Agreement under the Elan Corporation, plc 2006 Long Term Incentive Plan (2009 Amendment and Restatement) for members of the Board of Directors of Elan Corporation, plc. (incorporated by reference to Exhibit 4(c)(23) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008).
4(c)(24)	Form of Restricted Stock Unit Agreement under the Elan Corporation, plc 2006 Long Term Incentive Plan (2009 Amendment and Restatement) for non-executive members of the Board of Directors of Elan Corporation, plc. (incorporated by reference to Exhibit 4(c)(24) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008).
4(c)(25)	Letter Agreement dated as of March 10, 2011 between Elan Pharmaceuticals, Inc. and Dr. Carlos Paya (incorporated by reference to Exhibit 10.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on March 15, 2011).
4(c)(26)	Memorandum of Understanding dated 17 September 2010 among Elan Corporation, plc, Jack Schuler and Vaughn Bryson (incorporated by reference to Exhibit 4(c)(27) of Elan Corporation plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010).
4(c)(27)	Binding Fee Letter Dated 17 September 2010 among Elan Corporation, plc, Jack Schuler and Vaughn Bryson (incorporated by reference to Exhibit 4(c)(28) of Elan Corporation plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010).

Exhibit Number	Description
4(c)(28)	Amendment 2011-1 to Elan U.S. Severance Plan effective as of July 14, 2011 (Incorporated by reference to Exhibit 4(c)(27) of Elan Corporation’s Annual Report on Form 20-F for the year ended December 31, 2011, as amended).
4(c)(29)	Chairman’s Letter of Appointment dated February 9, 2011 (incorporated by reference to Exhibit 99.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on February 10, 2011).
4(c)(30)	Employment Agreement between Hans Peter Hasler and Elan Pharmaceuticals GmbH effective as of October 1, 2012 (incorporated by reference to Exhibit 99.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on October 19, 2012).
4(c)(31)	Asset Purchase Agreement, dated as of February 5, 2013, by and among Elan Pharma International Limited, Elan Pharmaceuticals, Inc. and Biogen Idec International Holding Ltd (confidential treatment has been granted for portions of this exhibit) (incorporated by reference to Exhibit 4(c)(31) of Elan Corporation plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012).
8.1	Subsidiaries of Elan Corporation, plc (incorporated by reference to Exhibit 8.1 of Elan Corporation plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012).
12.1	Certification of G. Kelly Martin pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Nigel Clerkin pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of G. Kelly Martin pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Nigel Clerkin pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Independent Registered Public Accounting Firm, KPMG, (incorporated by reference to Exhibit 15.1 of Elan Corporation plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012).
101	XBRL (Extensible Business Reporting Language) The following materials from Elan’s Annual Report on Form 20-F/A for the fiscal year-ended December 31, 2012, formatted in XBRL: (i) Consolidated Statements of Operations, (ii) Consolidated Balance Sheets, (iii) Statements of Consolidated Comprehensive Income, (iv) Consolidated Statements of Shareholders’ Equity (v) Consolidated Statements of Cash Flows, (vi) Notes to the Consolidated Financial Statements, and (vii) Schedule II — Valuation and Qualifying Accounts and Reserves.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Amendment to the Annual Report on its behalf.

Elan Corporation, plc

/s/ NIGEL CLERKIN
Nigel Clerkin
Executive Vice President and Chief Financial Officer

Date: June 28, 2013